Form 20-F
ReNew Energy Global plc
filed 2021-08-27
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 23, 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Exact name of Registrant as specified in its charter)

Not applicable	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of Principal Executive Offices)

C/O ReNew Power

Commercial Block-1, Zone 6

Golf Course Road, DLF City Phase-V,

Gurugram-122009, Haryana, India

Telephone: (+91) 124 489 6670

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares	RNW	The Nasdaq Stock Market LLC
Warrants	RNWWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 282,366,725 Class A ordinary shares, one Class B ordinary share, 118,363,766 Class C ordinary shares and one Class D ordinary share and 18,526,773 warrants

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Amendment No. 4 of the Registration Statement on Form F-4 (333-256228) filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2021 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

DEFINED TERMS

In this Report:

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 24, 2021, as it may be amended from time to time, by and among RMG II, the RMG II Representative, ReNew Global, Merger Sub, ReNew and the ReNew India Major Shareholders.

“CCPS” means the Series A compulsorily and fully convertible preference shares of ReNew India having a par value of Rs. 425 per preference share of ReNew India.

“Class A Ordinary Shares” means the Class A ordinary shares of ReNew Global, having the conditions and rights set out in the ReNew Global Shareholders Agreement.

“Class B Ordinary Shares” means the Class B ordinary shares of ReNew Global, having the conditions and rights set out in the ReNew Global Shareholders Agreement.

“Class C Ordinary Shares” means the Class C ordinary shares of ReNew Global, having the conditions and rights set out in the ReNew Global Shareholders Agreement.

“Class D Ordinary Shares” means the Class D ordinary shares of ReNew Global, having the conditions and rights set out in the ReNew Global Shareholders Agreement.

“Cognisa” means Cognisa Investment, a partnership firm established under the laws of India.

“CPP Investments” means Canada Pension Plan Investment Board, a Canadian crown corporation organized and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40.

“Exchange” means the series of transactions immediately following the Merger by which the ReNew India Major Shareholders will transfer ReNew India Ordinary Shares in exchange for the issuance by ReNew Global of Ordinary Shares and/or the payment of cash pursuant to the terms of the Business Combination Agreement.

“Founder” means Mr. Sumant Sinha.

“Founder Investors” means, collectively, the Founder, Cognisa and Wisemore.

“GSW” means GS Wyvern Holdings Limited, a company organized under the laws of Mauritius.

“Merger” means the merger pursuant to the terms of the Business Combination Agreement and the Plan of Merger whereby Merger Sub will merge into RMG II, with RMG II continuing as the surviving entity.

“Merger Sub” means ReNew Power Global Merger Sub, a Cayman Islands exempted company.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Shares” means, collectively, Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares.

“ReNew Global” means ReNew Energy Global plc (formerly known as ReNew Energy Global Limited), a public limited company registered in England and Wales with registered number 13220321.

“ReNew Global A&R Articles” means the amended and restated memorandum and articles of association of ReNew Global.

“ReNew India Major Shareholders” means GSW, CPP Investments, Platinum Cactus, SACEF, JERA, Wisemore, Cognisa and the Founder.

“RMG II” means RMG Acquisition Corporation II, a Cayman Islands exempted company.

“RMG Sponsor II” means RMG Sponsor II, LLC.

“Transactions” means the series of transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Warrants” means the warrants to purchase 1.0917589 Class A Ordinary Shares at a price of $11.50 per 1.0917589 Class A Ordinary Shares.

“Wisemore” means Wisemore Advisory Private Limited.

EXPLANATORY NOTE

On February 24, 2021, RMG II, ReNew Power Private Limited, a company with limited liability incorporated under the laws of India, or “ReNew India,” Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, or the “RMG II Representative,” ReNew Energy Global plc (formerly known as ReNew Energy Global Limited), a public limited company registered in England and Wales with registered number 13220321, or “ReNew Global,” ReNew Power Global Merger Sub, a Cayman Islands exempted company, which is a wholly-owned subsidiary of ReNew Global, or “ Merger Sub,” and certain shareholders of ReNew India, or the “ReNew India Major Shareholders,” entered into a Business Combination Agreement, or as amended from time to time, the “Business Combination Agreement,” pursuant to which several transactions occured, and in connection therewith, ReNew Global became the ultimate parent company of ReNew India and RMG II, or the “Business Combination.” As part of the Business Combination, each ReNew India Major Shareholder transferred their ReNew India ordinary shares to ReNew Global as consideration and in exchange for (i) the issuance of a certain number and class of ReNew Global ordinary shares and/or (ii) the payment by ReNew Global to certain ReNew India Major Shareholders of the agreed consideration. The Ordinary Shares issued to the ReNew India Major Shareholders have not been registered under the Securities Act. ReNew Global has granted these shareholders certain registration rights in connection with the Business Combination.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, RMG II and ReNew Global entered into Subscription Agreements, or the “Subscription Agreements,” with certain investors, or the “PIPE Investors,” pursuant to which the PIPE Investors agreed to subscribe for and purchase, and ReNew Global agreed to issue and sell to such PIPE Investors, an aggregate of 85,500,000 Class A Ordinary Shares at $10.00 per share for gross proceeds of $855,000,000, or the “PIPE Subscription,” on the date of the Merger. The Class A Ordinary Shares issued, pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. ReNew Global granted the PIPE Investors certain registration rights in connection with the PIPE Subscription.

The Business Combination was consummated on August 23, 2021. The transaction was unanimously approved by RMG II’s Board of Directors and was approved at the extraordinary general meeting of RMG II’s shareholders held on August 16, 2021, or the “Extraordinary General Meeting”. RMG II’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the business combination, RMG II has become a wholly owned subsidiary of ReNew Global. On August 24, 2021, ReNew Global’s Class A Ordinary Shares and Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq” under the symbols “RNW” and “RNWWW,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of ReNew Global upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of ReNew Global Following the Business Combination,” which is incorporated herein by reference. The business address for each of ReNew Global’s directors and executive officers is ReNew Power, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase-V, Gurugram-122009, Haryana, India.

B.	Advisers

Latham & Watkins (London) LLP, 99 Bishopsgate, London EC2M 3XF, United Kingdom, and Latham & Watkins LLP, 9 Raffles Place, #42-02 Republic Plaza, Singapore 048619, have acted as counsel for the Company and will continue to act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

S. R. Batliboi & Co. LLP acted as ReNew Power Private Limited’s independent auditor for each of the three years in the period ended March  31, 2021, and is expected to continue to act as the ReNew Global’s independent auditor after the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

ReNew India

Selected financial information regarding ReNew India is included in the Form F-4 in the sections entitled “ReNew India’s Selected Historical Financial Information” and is incorporated herein by reference. The financial statements of ReNew India have been prepared in Indian Rupee.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of ReNew Global on an unaudited pro forma combined basis as of March 31, 2021, after giving effect to the Business Combination and the PIPE Subscription.

As of March 31, 2021 (pro forma for Business Combination and PIPE Subscription)	Rs. (in millions)	$ (in millions)
Cash and cash equivalents	66,172	900
Interest-bearing loans and borrowings	320,823	4,365
Non-Current Liabilities	320,823	4,365
Interest-bearing loans and borrowings	10,643	145
Current maturities of long term interest-bearing loans and borrowings	30,454	414
Current Liabilities	41,097	559
Total Indebtedness	361,920	4,924
Total Equity	122,642	1,667
Total Capitalization	484,563	6,590

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with ReNew Global are described in the Form F-4 in the section entitled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

ReNew Global is a public limited company incorporated under the laws of England and Wales (company number 13220321). ReNew Global was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. ReNew Global has been the consolidating entity for purposes of ReNew Global’s financial statements since the consummation of the Business Combination on August 23, 2021. The history and development of ReNew Global are described in ReNew Global’s Form F-4 under the headings “Summary of the Material Terms of the Business Combination,” “The Business Combination Proposal,” “Information Related to ReNew Global” and “Description of ReNew Global Securities,” which are incorporated herein by reference.

ReNew Global’s registered office is C/O Vistra (UK) Ltd, 3rd Floor 11-12 St James’s Square, London SW1Y 4LB. ReNew Global’s principal website address is https://renewpower.in/. We do not incorporate the information contained on, or accessible through, ReNew Global’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of ReNew Global’s business is conducted through its subsidiary, ReNew India. A description of the business is included in the Form F-4 in the sections entitled “ReNew India’s Business,” and “Management’s Discussion and Analysis of ReNew India’s Financial Condition and Results of Operation,” which are incorporated herein by reference.

On August 7, 2021, ReNew India signed a Power Purchase Agreement for Round-The-Clock (RTC) electricity supply with the Solar Corporation of India (SECI). As per the PPA, ReNew India will supply electricity in the first year at rate of ₹ 2.90/kWh. This tariff will increase by 3% annually for the first 15 years after which it will stabilise for the remaining 10-years of the 25-year contract.

On August 10, ReNew India signed definitive agreements to acquire two operating projects - (1) 99MW hydropower project in Uttrakhand, India; and (2) 260MW/330 MWp solar power projects in the state of Telengana, India. ReNew India will acquire the 99MW project from L&T Power Development Ltd. this project marks the entry of ReNew in the hydropower sector. The L&T Uttaranchal Hydropower project, situated on the Mandakini river in Rudraprayag district of Uttarakhand, was operationalised in December 2020 and is expected to have a residual life of nearly 35 years.

In a separate transaction, ReNew India also announced the signing of a definitive agreement to acquire 260 MW/330 MWp of operating solar projects in Telangana. The projects have a 25-year PPA with Northern Power Distribution Company of Telangana Ltd. (NPDCTL) and Southern Power Distribution Company of Telangana Ltd. (SPDCTL) and have been operating for around four years.

C.	Organizational Structure

Upon consummation of the Business Combination, RMG II became a wholly owned subsidiary of ReNew Global. The following diagram depicts the simplified organizational structure of ReNew Global as of the date hereof. Percentages refer to voting power of the ordinary shares held by the respective shareholders or shareholder groups.

(1)	Includes CPP Investments and the Founder Investors

The significant subsidiaries of ReNew Global are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of Ordinary Shares Held by ReNew Global
ReNew Power Private Limited	India	India	Renewable energy	92.72%
ReNew Solar Power Private Limited	India	India	Renewable energy	92.72%
ReNew Services Private Limited	India	India	Renewable energy	92.72%
Renew Wind Energy (AP 2) Private Limited	India	India	Renewable energy	92.72%
RMG Acquisition Corporation II	Cayman Islands	Cayman Islands	Holding unit	100.00%

D.	Property, Plants and Equipment

ReNew Global’s property, plants and equipment is held through ReNew India. Information regarding ReNew India’s property, plants and equipment is described in ReNew Global’s Form F-4 under the headings “ReNew India’s Business—Facilities,” which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of ReNew Global is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of ReNew India’s Financial Condition and Results of Operation,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of ReNew Global Following the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of ReNew Global is set forth in the Form F-4, in the sections entitled “Management of ReNew Global Following the Business Combination—ReNew Global’s Executive Officer and Director Compensation Following the Business Combination,” “Management of ReNew Global Following the Business Combination—Compensation of Senior Management and Directors” and “Management of ReNew Global Following the Business Combination—Equity Compensation,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section entitled “Management of ReNew Global Following the Business Combination,” which is incorporated herein by reference.

D.	Employees

Information pertaining to ReNew Global’s employees is set forth in the Form F-4, in the section entitled “ReNew India’s Business—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date thereof by:

•	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 282,366,725 Class A Ordinary Shares, one Class B Ordinary Share, 118,363,766 Class C Ordinary Shares and one Class D Ordinary Share that are issued and outstanding. Further as of the date hereof the Warrants are not exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from ReNew Global is Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase-V, Gurugram-122009, Haryana, India.

Beneficial Owners	Number of Class A Ordinary Shares		Number of Class B Ordinary Shares	Percentage of Class A Ordinary Shares(1)	Percentage of Class B Ordinary Shares(2)
Five Percent Holders
GSW(3)	34,133,476		—	12.1%	—
CPP Investments(4)	59,213,369		—	20.0%	—
Platinum Cactus(5)	58,170,916		—	20.6%	—
JERA(6)	28,524,255		—	10.1%	—
PIPE Investors	85,500,000		—	30.3%	—
Directors and Executive Officers
Vanitha Narayanan	—		—	—	—
Anuj Girotra	—		—	—	—
Manoj Singh	—		—	—	—
Michelle Robyn Grew	—		—	—	—
Michael Bruun	—		—	—	—
Sumantra Chakrabarti	—		—	—	—
Projesh Banerjea	—		—	—	—
Robert S. Mancini	8,625,000		—	3.1%	—
Sumant Sinha(7)(8)	*	(7)	1	* (7)	100.0%
D. Muthukumaran(8)	*		—	*	—
Mayank Bansal(8)	*		—	*	—
Sanjay Varghese(8)	*		—	*	—
Balram Mehta(8)	*		—	*	—
All directors and executive officers as a group (13 persons)	3,932,845		1	1.4%	100.0%

*	Less than 1%.
(1)

In calculating the percentages, (a) the numerator is calculated by adding the number of Class A Ordinary Shares held by such beneficial owners the number of Class A Ordinary Shares issuable upon the exercise of employee stock options or other convertible securities anytime within 60 days held by such beneficial owner (if any); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding, the number of Class A Ordinary Shares issuable upon the exercise of employee stock options or other convertible securities, if any (but not the number of Class A Ordinary Shares issuable upon the exercise of employee stock options or other convertible securities held by any other beneficial owner).

(2)

In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and (b) the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.

(3)

GSW is owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holdings, L.P., Bridge Street 2011, L.P., Bridge Street 2011 Offshore, L.P., West Street Energy Partners, L.P., West Street Energy Partners Offshore Holding-B, L.P., West Street Energy Partners Offshore, L.P., MBD 2013, L.P. and MBD 2013 Offshore, L.P., or collectively, the “GSW Investors”. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing partner, managing member or investment manager of each of the GSW Investors. Michael Bruun is a Managing Director of an affiliate of The Goldman Sachs Group, Inc. and may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. Each of the GSW Investors and Michael Bruun disclaims beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Group, Inc. may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. The Goldman Sachs Group, Inc. disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein, if any. The address of GSW is Intercontinental Trust Ltd., Level 3, Alexander House, 35 Cybercity, Ebene, Mauritius. The address of the GSW Investors and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282. As of the date hereof, GSW owns 34,133,476 Class A Ordinary Shares and 118,363,766 Class C Ordinary Shares. The Class Ordinary C Shares will not be entitled to any voting rights on matters submitted to shareholders for a vote.

(4)

Represents one Class D Ordinary Share and 46,867,691 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. Any time after Closing, CPP Investments may transfer 14,893,835 ReNew India Ordinary Shares received by CPP Investments upon the conversion of its CCPS to ReNew Global, in exchange for 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share held by CPP Investments, shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments has transferred all its ReNew India Ordinary Shares received by it upon the conversion of its CCPS in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares of common stock beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.

(5)

Platinum Cactus is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Platinum Cactus and Platinum Hawk C 2019 RSC Limited. Platinum Hawk C 2019 RSC Limited is the trustee of Platinum Cactus A 2019 Trust. Platinum Hawk C 2019 RSC Limited is a wholly owned subsidiary of ADIA. ADIA is considered to be the beneficial owner of the common shared. The principal business address of ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates 3600. The address of Platinum Hawk C 2019 RSC Limited is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. ADIA is a public institution wholly owned by the Government of the Emirate of Abu Dhabi and subject to its supervision.

(6)

JERA Power RN B.V., a company organized under the laws of the Netherlands, and wholly owned subsidiary of JERA Co., Inc., having its registered office at De entrée 250, 1101EE Amsterdam, The Netherlands. Under SEC rules, JERA Co., Inc. may be deemed to have beneficial ownership of the shares held by JERA Power RN B.V. JERA Co., Inc., a company organized under the laws of Japan. JERA Co., Inc. is managed by a board of directors and because the board of directors acts by consensus/majority approval, none of the members of the JERA Co., Inc. board of directors has sole voting or dispositive power with respect to the securities of ReNew held by JERA. JERA Co., Inc, has its registered office at Nihonbashi Takashimaya Mitsui Building 25th Floor 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan.

(7)

Represents (i) 100 ReNew India ordinary shares held by Mr. Sinha directly in ReNew India and 18,810,019 ReNew India ordinary shares held by Mr. Sinha in ReNew India as of the date hereof through Cognisa and Wisemore, which are owned and controlled by Mr. Sinha. As of the date hereof, Mr. Sinha owns one Class B Ordinary Share which represents a number of votes from time to time equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India ordinary shares that they hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement; and (ii) 2,797,538 Class A Ordinary Shares issuable upon the exercise of options awarded to Mr. Sinha within 60 days from the date hereof. Further, Mr. Sinha was granted an option to purchase Class A Ordinary Shares representing 5% of the fully diluted outstanding beneficial shares, which we refer to as the Sinha Option. The Sinha Option has an exercise price per Class A Ordinary Share equal to $10.00 and will vest with respect to 6.25% of the Sinha Option in the first quarter immediately following the Closing of Business Combination and with respect to an additional 6.25% of the Sinha Option each quarter thereafter until the Sinha Option is fully vested.

(8)	Represents Class A Ordinary Shares issued and issuable upon the exercise of options awarded to Messrs. Sinha, Muthukumaran, Bansal, Varghese and Mehta within 60 days from the date hereof.

B.	Related Party Transactions

Information pertaining to ReNew Global’s related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions—ReNew India’s related party transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in ReNew Global’s F-4 under the heading “ReNew India’s Business—Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

ReNew Global’s policy on dividend distributions is described in ReNew Global’s F-4 under the heading “Price Range of Securities and Dividends—ReNew Global—Dividend Policy,” which is incorporated herein by reference.

B.	Significant Changes

None/ Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Class A Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “RNW” and “RNWWW,” respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Class A Ordinary Shares and Warrants are listed on the Nasdaq under the symbols “RNW” and “RNWWW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date hereof, subsequent to the closing of the Business Combination, there were 282,366,725 Class A Ordinary Shares, one Class B Ordinary Share, 118,363,766 Class C Ordinary Shares and one Class D Ordinary Share that were outstanding and issued. There are also 18,526,773 Warrants outstanding, each exercisable at $11.50 per 1.0917589 Class A Ordinary Shares, of which 11,499,966 are public warrants listed on Nasdaq and 7,026,807 private placement warrants held by the RMG Sponsor II.

B.	Memorandum and Articles of Association

The articles of association of the Company dated as of August 20, 2021 are filed as part of this Report.

The description of the articles of association of ReNew Global contained in the Form F-4 in the section entitled “Description of ReNew Global Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to ReNew Global’s Operations

Information pertaining to ReNew Global’s material contracts is set forth in the Form F-4, in the section entitled “Description of ReNew India’s Material Indebtedness” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the sections entitled “The Business Combination Proposal—The Business Combination Agreement” and “The Business Combination Proposal—Amendment to the Business Combination Agreement” are incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement in the Form F-4 in the section entitled “The Business Combination Proposal—Related Agreements” is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by ReNew Global, or that may affect the remittance of dividends, interest, or other payments by ReNew Global to non-resident holders of its ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in ReNew Global’s articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “The Business Combination Proposal—Material Tax Considerations—U.S. Federal Income Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding ReNew Global’s policy on dividends is described in ReNew Global’s F-4 under the heading “Price Range of Securities and Dividends,” which is incorporated herein by reference. ReNew Global has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of ReNew Power Private Limited as of March 31, 2021 and March 31, 2020, and for each of the three years in the period ended March 31, 2021, included in this form 20-F, have been audited by S.R. Batliboi & Co. LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Management’s Discussion and Analysis of ReNew India’s Financial Condition and Results of Operation—Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Information pertaining to Warrants is set forth in the Form F-4, in the sections entitled “Description of New ReNew Global Securities—Public Shareholders’ Warrants” and “Description of New ReNew Global Securities—Private Placement Warrants” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of ReNew Global.*

2.1	Specimen ReNew Global Share Certificate (incorporate by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

2.2	Specimen Warrant Certificate (incorporate by reference to Exhibit 4.2 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228).

2.3	Warrant Agreement, dated December 9, 2020, by and between Continental Stock Transfer & Trust Company and RMG II (incorporate by reference to Exhibit 4.3 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228).

2.4	Warrant Assignment and Assumption Agreement dated August 23, 2021, among RMG, ReNew Global and Continental Stock Transfer & Trust Company.*

2.5	Amended and Restated Warrant Agreement dated August 23, 2021, between ReNew Global and Computershare Trust Company N.A..*

4.1	Business Combination Agreement (incorporate by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.2	Amendment No. 1 to the Business Combination Agreement (incorporate by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.3	ReNew Global’s Shareholders Agreement dated August 23, 2021.*

4.4	Registration Rights, Coordination and Put Option Agreement dated August 23, 2021.*

4.5	Employment Agreement between ReNew Global and Sumant Sinha dated August 23, 2021*

4.6	Form of Indemnification Agreement between ReNew Global and each director and executive officer of ReNew Global (incorporate by reference to Exhibit 10.3 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.7	Investment Management Trust Agreement, dated December 9, 2021, by and between RMG II and Continental Stock Transfer & Trust Company (incorporate by reference to Exhibit 10.4 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.8	Form of the Subscription Agreement by and among ReNew Global, RMG II and certain subscribers (incorporate by reference to Exhibit 10.5 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.9	Form of employment agreement with executive officers other than Sumant Sinha (incorporate by reference to Exhibit 10.20 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.10	Form of the Non-Employee Director 2021 Incentive Award Plan (incorporate by reference to Exhibit 10.21 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.11	2021 Incentive Award Plan*

4.12	Form of the grant letters under the 2021 Incentive Award Plan and Non-Employee 2021 Incentive Award Plan (incorporate by reference to Exhibit 10.23 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.13	2022 Masala Bonds: Indentures of ReNew Solar Energy (Karnataka) Private Limited dated February 17, 2017 for the Rs. 2,680,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.6 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.14	2022 Masala Bonds: Indenture of ReNew Solar Energy (Karnataka) Private Limited dated February 17, 2017 for the Rs. 1,450,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.15	2022 Masala Bonds: Indenture of ReNew Solar Energy (Karnataka) Private Limited dated February 17, 2017 for the Rs. 3,400,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.16	2022 Masala Bonds: Indenture of ReNew Solar Energy (Karnataka) Private Limited dated February 17, 2017 for the Rs. 1,670,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

Exhibit No.	Description

4.17	2022 Masala Bonds: Indenture of ReNew Wind Energy (MP Two) Private Limited dated February 17, 2017 for the Rs. 3,690,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.18	2022 Masala Bonds: Indenture of ReNew Wind Energy (Rajkot) Private Limited dated February 17, 2017 for the Rs. 6,510,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.11 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.19	2022 Masala Bonds: Indenture of ReNew Wind Energy (Shivpur) Private Limited dated February 17, 2017 for the Rs. 10,910,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.12 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.20	2022 Masala Bonds: Indenture of ReNew Wind Energy (Welturi) Private Limited dated February 17, 2017 for the Rs. 1,490,000,000 10.629% Senior Secured Bonds due 2022 (incorporate by reference to Exhibit 10.13 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.21	2024 Notes: Indentures of Kanak Renewables Limited, Rajat Renewables Limited, ReNew Clean Energy Private Limited, ReNew Saur Urja Private Limited, ReNew Solar Energy (Telangana) Private Limited, ReNew Wind Energy (Budh 3) Private Limited, ReNew Wind Energy (Devgarh) Private Limited and ReNew Wind Energy (Rajasthan 3) Private Limited dated March 12, 2019, March 26, 2019 and October 3, 2019 for the $900,000,000 aggregate principal amount of 6.67% Senior Secured Notes due March 12, 2024 (incorporate by reference to Exhibit 10.14 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.22	2022 Notes: Indenture of ReNew India dated September 12, 2019 for the $300,000,000 6.45% Senior Secured Notes due September 27, 2022 (incorporate by reference to Exhibit 10.15 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.23	2027 Notes: Indenture of ReNew India dated January 29, 2020 for the $450,000,000 5.875% Senior Secured Notes due March 5, 2027. (incorporate by reference to Exhibit 10.16 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.24	2027 NCDs: Debenture trust deeds of Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited dated October 29, 2020 for the Rs. 23,910,550,000 aggregate principal amount of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027. (incorporate by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.25	2030 Notes: Debenture trust deeds of ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited dated March 25, 2021 for the Rs. 33,700,500,000 aggregate principal amount of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030. (incorporate by reference to Exhibit 10.18 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4.26	2028 Notes: Indenture and supplemental indenture of ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited dated April 14, 2021 and May 7, 2021 for the $585,000,000 4.50% Senior Secured Notes due July 14, 2028. (incorporate by reference to Exhibit 10.19 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

8.1	List of subsidiaries of ReNew Global*

15.1	Consent of S.R. Batliboi & Co. LLP*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

RENEW ENERGY GLOBAL PLC

August 27, 2021	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Renew Power Private Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Renew Power Private Limited (the “Company”) as of March 31, 2021 and 2020 the related consolidated statements of profit and loss and other comprehensive income, cash flows and changes in equity for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill

Description of the Matter

As described in notes 4.1 and 6 to the consolidated financial statements, the amount of goodwill recognised by the Company as at March 31, 2021, was INR 11,596 million. This amount is allocated to the Company’s cash generating units (CGUs) or group of CGUs, which are tested at least annually for impairment by comparing the CGUs carrying amount to their recoverable amount, which is determined to be the higher of its fair value less costs of disposal and its value in use (VIU). When the carrying amount of CGUs exceeds the recoverable amount, the carrying amount is written down to the recoverable amount.

Auditing the Company’s annual impairment assessment of goodwill is complex and highly judgmental due to significant estimation and judgement required to determine the VIU of each CGU, using discounted cash-flow models. In particular, the Company’s determination of the VIU of each CGU was sensitive to significant assumptions, such as the Plant Load Factor (PLF) used in determining revenue projections, future operating and maintenance expenses and discount rates. These assumptions are forward-looking and are affected by future economic and market conditions, as well as Company specific qualitative factors, including future performance of wind and solar plants.

How We Addressed the Matter in Our Audit	To test the assumptions used for determining the VIU, our audit procedures included, among others, evaluating the CGUs identified, assessing the impairment methodology applied and obtaining an understanding of the analysis performed by the Company for the purposes of the impairment assessment. We further assessed the significant assumptions involved in the impairment models for determining the VIU of each CGU, including discount rates, along with an assessment of the Company’s ability to forecast by comparing prior years’ estimated PLF to actual PLF which is used in determining revenue projections. We also evaluated the scope, competency, and objectivity of the Company’s experts who supported the estimates used in the valuations. In addition, we involved our valuation specialists who assisted us in assessing key assumptions such as discount rates and external market data, and performing sensitivity analyses on key inputs, including future revenue, operating and maintenance expenses and discount rates. We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

Recoverability of deferred tax assets and reversal of deferred tax liabilities

Description of the Matter

The Company recognised deferred tax assets (net) of INR 1,611 million and deferred tax liabilities (net) of INR 10,808 million as at March 31, 2021. The Company recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available against which such deferred tax assets can be utilised. The carrying amount is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The Company recognizes deferred tax liabilities to the extent that such amounts are expected to be reversed after availment of deduction under tax holiday in future years. Disclosures in relation to deferred income taxes are included in notes 4.1 and 55 to the consolidated financial statements.

Auditing the Company’s assessment of the recoverability of deferred tax assets and the reversal of deferred tax liabilities is complex and dependent on the Company’s ability to generate future taxable profit against which all such assets and liabilities can be utilized. Significant judgment and estimation are exercised by management to assess the sufficiency of future taxable income and likelihood of the realization of these assets and reversal of liabilities. Predicting future taxable income is dependent on assumptions and judgments regarding future revenue, projected operating and maintenance costs, projected finance costs, future proposed availment of deduction under tax holiday and the period over which such deduction shall be availed, expected usage of brought forward losses and minimum alternate tax credit. These assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To evaluate the future projections of taxable income estimated by the Company to support the recognition of the deferred tax assets and deferred tax liabilities, our procedures included, among others, assessing the future taxable income including the Company’s assumptions. We performed a sensitivity analysis in relation to the likelihood of generating sufficient future taxable income, taking into account local tax regulations and evaluated the historical accuracy of the Company’s forecast of taxable income by comparison to actual results, and the consistency of those projections with the projections used in other areas of estimation, such as those used for the impairment assessment of goodwill. We obtained the Company’s sensitivity analysis over the PLF which is a key assumption to assess its impact on the forecast of the future taxable income. In addition, we involved our tax professionals who assisted us in assessing temporary differences determined by management on which deferred tax assets or deferred tax liabilities need to be recognised. We tested the completeness and accuracy of the data used to calculate the deferred tax assets and deferred tax liabilities and evaluated the adequacy of the disclosures made by the Company on the expected recoverability of the deferred tax assets and reversal of deferred tax liabilities.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011.

Gurugram, India

June 21, 2021

ReNew Power Private Limited

Consolidated statement of financial position

(Amounts in INR millions, unless otherwise stated)

	Notes	As at 31 March 2021	As at 31 March 2020
Assets
Non-current assets
Property, plant and equipment	5	342,036	340,645
Intangible assets	6	36,410	35,970
Right of use assets	7	4,264	4,655
Investment in jointly controlled entities	8	—	524
Financial assets
Investments	9	—	624
Trade receivables	10	1,178	—
Loans	9	140	126
Others	9	2,999	142
Deferred tax assets (net)	11A	1,611	1,465
Prepayments	12	679	1,205
Non-current tax assets (net)		2,702	3,620
Other non-current assets	13	7,715	5,662

Total non-current assets		399,734	394,638
Current assets
Inventories	14	833	609
Financial assets
Derivative instruments	15	2,691	8,718
Trade receivables	10	34,802	25,914
Cash and cash equivalents	16	20,679	13,089
Bank balances other than cash and cash equivalents	16	26,506	31,203
Loans	9	56	10
Others	9	3,697	2,718
Prepayments	12	592	849
Other current assets	13	2,464	1,808

Total current assets		92,320	84,918

Total assets		492,054	479,556

Equity and liabilities
Equity
Issued capital	17A	3,799	3,799
Share premium	18A	67,165	67,165
Hedge reserve	18B	(5,224)	(1,086)
Share based payment reserve	18C	1,165	1,161
Retained earnings / (losses)	18D	(6,489)	1,207
Other components of equity	18E	1,661	2,279

Equity attributable to equity holders of the parent		62,077	74,525
Non-controlling interests		2,668	4,323

Total equity		64,745	78,848

ReNew Power Private Limited

Consolidated statement of financial position

(Amounts in INR millions, unless otherwise stated)

	Notes	As at 31 March 2021	As at 31 March 2020
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	19	335,136	320,610
Lease liabilities	20	1,782	1,387
Others	21	132	—
Deferred government grant	22	719	810
Employee benefit liabilities	23	143	103
Contract liabilities	24	1,364	—
Provisions	25	13,686	11,950
Deferred tax liabilities (net)	11B	10,808	10,166
Other non-current liabilities	26	2,747	2,952

Total non-current liabilities		366,517	347,978
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	27	10,643	12,148
Lease liabilities	20	330	259
Trade payables	28	3,245	3,733
Derivative instruments	29	1,070	—
Others	21	42,622	34,296
Deferred government grant	22	39	38
Employee benefit liabilities	23	252	89
Contract liabilities	24	61	1
Provisions	25	—	4
Other current liabilities	26	2,266	2,054
Current tax liabilities (net)		264	108

Total current liabilities		60,792	52,730

Total liabilities		427,309	400,708

Total equity and liabilities		492,054	479,556

The accompanying notes are an integral part of the consolidated financial statements

ReNew Power Private Limited

Consolidated statement of profit or loss and other comprehensive income

(Amounts in INR millions, unless otherwise stated)

		For the year ended
	Notes	31 March 2021	31 March 2020	31 March 2019
Income
Revenue from contracts with customers	30	48,187	48,412	43,144
Other operating income	31	80	78	176
Finance income	32	3,354	2,179	1,471
Other income	33	2,870	2,634	3,111

Total income		54,491	53,303	47,902
Expenses
Raw materials and consumables used		426	530	81
Employee benefits expense	34	1,259	951	1,008
Depreciation and amortisation	35	12,026	11,240	9,496
Other expenses	36	7,582	5,665	4,804
Finance costs	37	38,281	35,487	27,538

Total expenses		59,574	53,873	42,927

(Loss) / profit before share of profit of jointly controlled entities and tax		(5,083)	(570)	4,975
Share in loss of jointly controlled entities	53	(45)	(53)	(40)

(Loss) / profit before tax		(5,128)	(623)	4,935

Income tax expense	11C
Current tax		785	486	1,186
Deferred tax		2,091	1,714	634
Adjustment of current tax relating to earlier years		28	(42)	(19)

(Loss) / profit for the year (a)		(8,032)	(2,781)	3,134

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Net gain / (loss) on cash flow hedge reserve		(5,065)	2,220	(240)
Net gain / (loss) on cost of hedge reserve		(539)	(1,000)	(110)
Total gain / (loss) on cash flow hedges		(5,604)	1,220	(350)
Income tax effect		1,532	(1,856)	92

		(4,072)	(636)	(258)
Exchange differences on translation of foreign operations		(2)	14	(2)
Income tax effect		—	—	—

		(2)	14	(2)

Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods (b)		(4,074)	(622)	(260)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement (loss) / gain of defined benefit plan		(8)	(13)	14
Income tax effect		1	4	(4)

Net other comprehensive (loss) / income that will not be reclassified to profit or loss in subsequent periods (c)		(7)	(9)	10

Other comprehensive loss for the year, net of tax (d) = (b) + (c)		(4,081)	(631)	(250)

Total comprehensive (loss) / income for the year, net of tax (a) + (d)		(12,113)	(3,412)	2,884

ReNew Power Private Limited

Consolidated statement of profit or loss and other comprehensive income

(Amounts in INR millions, unless otherwise stated)

		For the year ended
	Notes	31 March 2021	31 March 2020	31 March 2019
(Loss) / profit attributable to:
Equity holders of the parent		(7,818)	(2,696)	2,646
Non-controlling interests		(214)	(85)	488

		(8,032)	(2,781)	3,134

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(11,965)	(3,265)	2,413
Non-controlling interests		(148)	(147)	471

		(12,113)	(3,412)	2,884

Earnings per share (face value per share: INR 10)	38
Basic (loss) / profit attributable to ordinary equity holders of the Parent (in INR)		(16.16)	(5.87)	6.97
Diluted (loss) / profit attributable to ordinary equity holders of the Parent (in INR)		(16.16)	(5.87)	6.86

The accompanying notes are an integral part of the consolidated financial statements

ReNew Power Private Limited

Consolidated statement of changes in equity

(Amounts in INR millions, unless otherwise stated)

	Attributable to the equity holders of the parent

Particulars	Issued capital	Share application money pending allotment	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings / (losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

	(refer note 17A)	(refer note 18A)	—	(refer note 18B)	(refer note 18C)	(refer note 18D)	(refer note 18E (i))	(refer note 18E (ii))	(refer note 18E (iii))

As at 1 April 2018	3,772	—	66,376	(271)	1,027	993	114	2,422	—	74,433	3,651	78,084
Profit for the year	—	—	—	—	—	2,646	—	—	—	2,646	488	3,134
Other comprehensive income / (loss)	—	—	—	(241)	—	10	—	—	(2)	(233)	(17)	(250)

Total comprehensive income	—	—	—	(241)	—	2,656	—	—	(2)	2,413	471	2,884
Share-based payment expense	—	—	—	—	316	—	—	—	—	316	—	316
Share application money received	—	566	—	—	—	—	—	—	—	566	—	566
Amount utilised on exercise of stock options	—	—	257	—	(257)	—	—	—	—	—	—	—
Issue of equity shares	27	(566)	539	—	—	—	—	—	—	—	1	1
Share issue expenses	—	—	(7)	—	—	—	—	—	—	(7)	—	(7)
Transfer to debenture redemption reserve (net)	—	—	—	—	—	(1,755)	—	1,755	—	—	—	—

As at 31 March 2019	3,799	—	67,165	(512)	1,086	1,894	114	4,177	(2)	77,721	4,123	81,844
Loss for the year	—	—	—	—	—	(2,696)	—	—	—	(2,696)	(85)	(2,781)
Other comprehensive income / (loss)	—	—	—	(574)	—	(9)	—	—	14	(569)	(62)	(631)

Total comprehensive loss	—	—	—	(574)	—	(2,705)	—	—	14	(3,265)	(147)	(3,412)
Share-based payment expense	—	—	—	—	207	—	—	—	—	207	—	207
Forfeiture of vested options	—	—	—	—	(132)	132	—	—	—	—	—	—
Acquisition of non-controlling interest (refer note 54)	—	—	—	—	—	—	(143)	—	—	(143)	(500)	(643)
Acquisition of interest by non-controlling interest in subsidiaries (refer note 54)	—	—	—	—	—	5	—	—	—	5	847	852
Transfer from debenture redemption reserve (net)	—	—	—	—	—	1,881	—	(1,881)	—	—	—	—

As at 31 March 2020	3,799	—	67,165	(1,086)	1,161	1,207	(29)	2,296	12	74,525	4,323	78,848
Loss for the year	—	—	—	—	—	(7,818)	—	—	—	(7,818)	(214)	(8,032)
Other comprehensive income / (loss)	—	—	—	(4,138)	—	(7)	—	—	(2)	(4,147)	66	(4,081)

Total comprehensive loss	—	—	—	(4,138)	—	(7,825)	—	—	(2)	(11,965)	(148)	(12,113)
Share-based payment expense	—	—	—	—	177	—	—	—	—	177	—	177
Forfeiture of vested options	—	—	—	—	3	(3)	—	—	—	—	—	—
Repurchase of vested stock options (refer note 42)	—	—	—	—	(176)	(470)	—	—	—	(646)	—	(646)
Acquisition of interest by non-controlling interest in subsidiaries (refer note 54)	—	—	—	—	—	29	—	—	—	29	8	37
Acquisition of non-controlling interest (refer note 54)	—	—	—	—	—	—	78	—	—	78	(1,622)	(1,544)
Acquisition of subsidiaries (refer note 54)	—	—	—	—	—	—	—	—	—	—	107	107
Transfer from debenture redemption reserve (net)	—	—	—	—	—	694	—	(694)	—	—	—	—
Others	—	—	—	—	—	(121)	—	—	—	(121)	—	(121)

As at 31 March 2021	3,799	—	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745

#	includes cash flow hedge reserve and cost of hedge reserve (refer note 52)

The accompanying notes are an integral part of the consolidated financial statements

ReNew Power Private Limited

Consolidated statement of cash flows

(Amounts in INR millions, unless otherwise stated)

		For the year ended
		31 March 2021	31 March 2020	31 March 2019
Cash flows from operating activities
(Loss) / profit before tax		(5,128)	(623)	4,935
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortisation expense		12,026	11,240	9,496
Loss on disposal of property plant and equipment and capital work in progress		205	104	197
Capital work in progress written off		39	—	—
Share in loss of jointly controlled entities		45	53	40
Deferred revenue		(114)	(35)	(7)
Government grant—viability gap funding		(32)	(37)	(39)
Gain on settlement of derivative instruments designated as cash flow hedge (net)		(16)	—	—
Loss on settlement of derivative instruments designated as cash flow hedge (net)		76	302	304
Gratuity expense		15	13	13
Provision for operation and maintenance equalisation		(147)	11	923
Share based payments		203	72	183
Amortisation of option premium		1,773	1,119	69
Impairment allowances for financial assets		416	82	61
Unamortised ancillary borrowing cost written off		347	520	523
Gain on sale of intangible assets		(0)	(219)	—
Interest income		(1,774)	(2,144)	(1,465)
Interest expenses		34,913	32,611	25,939
Fair value gain on mutual fund		—	—	(272)
Impairment loss on assets of disposal group held for sale		408	—	—
Gain on settlement of financial liabilities		(1,465)	—	—
Unwinding of discount on provisions		745	524	329
Others		(137)	—	—
Working capital adjustments:
(Increase) / decrease in trade receivables		(9,813)	(6,820)	(5,798)
(Increase) / decrease in non-current trade receivables		(1,178)	—	—
(Increase) / decrease in inventories		(221)	110	(565)
(Increase) / decrease in other current financial assets		476	(407)	(2,953)
(Increase) / decrease in other non-current financial assets		7	(49)	4
(Increase) / decrease in other current assets		(674)	253	(52)
(Increase) / decrease in other non-current assets		7	206	(29)
(Increase) / decrease in prepayments		(213)	(995)	(288)
Increase / (decrease) in other current financial liabilities		(258)	31	(187)
Increase / (decrease) in other current liabilities		168	274	295
Increase / (decrease) in other non-current liabilities		(9)	35	16
Increase / (decrease) in contract liabilities		1,538	—	—
Increase / (decrease) in trade payables		(555)	697	221
Increase / (decrease) in employee benefit liabilities		158	10	12
Increase / (decrease) in provisions		(4)	4	—

Cash generated from operations		31,827	36,942	31,905
Income tax (paid)/refund		254	(1,854)	(1,905)

Net cash generated from operating activities	(a)	32,081	35,088	30,000
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets		(24,482)	(39,299)	(61,199)
Sale of intangible assets		—	219	—
Investments in deposits having residual maturity more than 3 months (net)		1,448	(15,868)	(2,622)
Investment in mutual funds redeemed		—	—	9,540
Disposal of subsidiary, net of cash disposed (refer note 39)		3,597	—	—
Acquisition of subsidiary, net of cash acquired (refer note 54)		(34)	(762)	(941)
Cash acquired on acquisition of control in jointly controlled entities (refer note 54)		46	—	—
Government grant received		26	54	496
Proceeds from interest received		1,987	1,932	1,318

Net cash used in investing activities	(b)	(17,412)	(53,724)	(53,408)
Cash flows from financing activities
Proceeds from issue of equity shares (including premium and net of share issue expenses)		—	—	560
Payment for acquisition of subsidiary’s interest from non-controlling interest		(1,516)	(736)	—
Proceeds from disposal of subsidiary’s interest to non-controlling interest		8	846	—
Payment of lease liabilities (including payment of interest expense) (refer note 41)		(248)	(347)	(1,666)
Proceeds from compulsory convertible preference shares		—	20,903	—
Payment made for repurchase of vested stock options		(681)	—	—
Proceeds from long term interest-bearing loans and borrowings		125,204	98,660	109,087
Repayment of long term interest-bearing loans and borrowings		(95,700)	(55,429)	(62,134)
Loan from related parties		605	—	—
Proceeds from short term interest-bearing loans and borrowings		18,779	34,808	33,010
Repayment of short term interest-bearing loans and borrowings		(20,002)	(44,790)	(32,685)
Interest paid		(33,528)	(32,305)	(26,563)

Net cash generated from financing activities	(c)	(7,079)	21,610	19,609
Net increase / (decrease) in cash and cash equivalents	(a) + (b) + (c)	7,590	2,974	(3,799)
Cash and cash equivalents at the beginning of the year		13,089	10,115	13,914

Cash and cash equivalents at the end of the year		20,679	13,089	10,115

Components of cash and cash equivalents
Cash and cheque on hand		0	0	0
Balances with banks:
- On current accounts		19,474	11,699	4,781
- Deposits with original maturity of less than 3 months		1,205	1,390	5,334

Total cash and cash equivalents (note 16)		20,679	13,089	10,115

ReNew Power Private Limited

Consolidated statement of cash flows

(Amounts in INR millions, unless otherwise stated)

Changes in liabilities arising from financing activities

Particulars	Opening balance as at 1 April 2020	Cash flows (net)	Other changes*	Closing balance as at 31 March 2021
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	343,536	29,504	(7,450)	365,590
Short term interest-bearing loans and borrowings	12,148	(1,222)	(283)	10,643

Total liabilities from financing activities	355,684	28,282	(7,733)	376,233

Particulars	Opening balance as at 1 April 2019	Cash flows (net)	Other changes*	Closing balance as at 31 March 2020
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	269,327	64,134	10,075	343,536
Short term interest-bearing loans and borrowings	20,616	(9,982)	1,514	12,148

Total liabilities from financing activities	289,943	54,152	11,589	355,684

*	Includes adjustment for ancillary borrowing cost, unrealised / realised foreign exchange gain / loss.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

1	Corporate information

ReNew Power Private Limited (the Company or Parent) is a private limited company domiciled and incorporated in India. The registered office of the Company is located at 138, Ansal Chamber—II Bhikaji Cama Place, New Delhi—110066. The consolidated financial statements comprise financial statements of Renew Power Private Limited and its subsidiaries (collectively, the Group) were authorised for issue by the Company’s Board of Directors on 21 June 2021.

The Group is carrying out business activities relating to generation of power through non-conventional and renewable energy sources. Information on the Group’s structure is provided in note 43 and information on other related party relationships of the Group is provided in note 44.

2	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. There is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated. Refer note 4.2.1 for new and amended standards and interpretations adopted by the Group.

The consolidated financial statements have been prepared on a historical cost basis, except for the following assets and liabilities which have been measured at fair value:

•	Financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

•	Share based payments

•	Assets held for sale

The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing in financial statements as “0” due to presentation in millions.

3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 March 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Financial Statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. If a member of the Group uses accounting policies other than those adopted in the Consolidated Financial Statements for like transactions and events in similar circumstances, appropriate adjustments are made to that Group member’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

The financial statements of all entities used for the purpose of consolidation are drawn up to same reporting date as that of the Company i.e., year ended on 31 March. When the end of the reporting period of the parent is different from that of a subsidiary, the subsidiary prepares, for consolidation purposes, additional financial information as of the same date as the financial statements of the parent to enable the parent to consolidate the financial information of the subsidiary, unless it is impracticable to do so.

Consolidation procedure

•

Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent on line by line basis with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognised in the Consolidated Financial Statements at the acquisition date.

•

Offset (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary. Business combinations policy explains how to account for any related goodwill.

•

Eliminate in full intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Group (profits or losses resulting from intragroup transactions that are recognised in assets, such as inventory and property, plant and equipment, are eliminated in full). Intragroup losses may indicate an impairment that requires recognition in the Consolidated Financial Statements. IAS 12—‘Income Taxes’ applies to temporary differences that arise from the elimination of profits and losses resulting from intragroup transactions.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost

•	Derecognises the carrying amount of any non-controlling interests

•	Derecognises the cumulative translation differences recorded in equity

•	Recognises the fair value of the consideration received and deferred consideration receivable

•	Recognises the fair value of any investment retained

•	Recognises any surplus or deficit in profit or loss

•	Recognise that distribution of shares of subsidiary to group in Group’s capacity as owners

•

Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the group had directly disposed of the related assets or liabilities.

4.1	Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in other expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their acquisition date fair values. For this purpose, the liabilities assumed include contingent liabilities representing present obligation and they are measured at their acquisition fair values irrespective of the fact that outflow of resources embodying economic benefits is not probable. However, the following assets and liabilities acquired in a business combination are measured at the basis indicated below:

•

Deferred tax assets or liabilities and the assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12—Income Taxes and IAS 19—Employee Benefits respectively.

•

Liabilities or equity instruments related to share based payment arrangements of the acquiree or share —based payments arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5—Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

•	Reacquired rights are measured at a value determined on the basis of the remaining contractual term of the related contract. Such valuation does not consider potential renewal of the reacquired right.

•	Potential tax effects of temporary differences and carry forwards of an acquiree that exist at the acquisition date or arise as a result of the acquisition are accounted in accordance with IAS 12.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognised in the statement of profit or loss or OCI, as appropriate.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in statement of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

A cash generating unit to which goodwill has been allocated is tested for impairment annually on 31 March, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b)	Investment in associates and jointly controlled entities (joint ventures)

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognises the loss within ‘Share of profit of an associate and a joint venture’ in the statement of profit or loss.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a Group entity undertakes its activities under joint operations, the Group as a joint operator recognises in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.

When a Group entity transacts with a joint operation in which a Group entity is a joint operator (such as a sale or contribution of assets), the Group is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognised in the Group’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a Group entity transacts with a joint operation in which a Group entity is a joint operator (such as a purchase of assets), the Group does not recognise its share of the gains and losses until it resells those assets to a third party.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current / non-current classification.

An asset is treated as current when it is:

•	Expected to be realised or intended to sold or consumed in normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realised within twelve months after the reporting period, or

•	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

A liability is treated as current when it is:

•	Expected to be settled in normal operating cycle

•	Held primarily for the purpose of trading

•	Due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets / liabilities are classified as non-current assets / liabilities.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The operating cycle is the time between the acquisition of assets for processing and their realisation / settlement in cash and cash equivalents. The Group has identified twelve months as their operating cycle for classification of their current assets and liabilities.

d)	Fair value measurement

The Group measures financial instruments, such as, derivatives at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The management of the Group determines the policies and procedures for both recurring fair value measurement, such as unquoted financial assets, and for non-recurring measurement, such as assets held for sale.

External valuers are involved for valuation of significant assets, and significant liabilities. Involvement of external valuers is determined annually by the management after discussion with and approval by the Company’s Audit Committee. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. The management decides, after discussions with the Group’s external valuers, which valuation techniques and inputs to use for each case.

At each reporting date, the management of the Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the accounting policies of the Group. The management also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

On an interim basis, the management presents the valuation results to the Audit Committee and the Group’s independent auditors. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

This note summarises the accounting policy for determination of fair value. Other fair value related disclosures are given in the relevant notes as following:

•	Disclosures for significant estimates and assumptions (refer note 55)

•	Quantitative disclosures of fair value measurement hierarchy (refer note 47)

•	Financial instruments (including those carried at amortised cost) (refer note 46 and 47)

e)	Revenue recognition

(i) Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

a) Sale of power

Income from supply of power is recognised over time on the supply of units generated from plant to the grid as per terms of the Power Purchase Agreement (PPA) entered into with the customers.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration and existence of a significant financing component. There is only one performance obligation in the arrangement and therefore, allocation of transaction price is not required.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

b) Income from services (management consultancy)

The Group recognises revenue from projects management / technical consultancy over time because the customer simultaneously receives and consumes the benefits provided to them, as per the terms of the agreement entered with the customer.

c) Sale of equipment

Revenue from sale of equipment is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment. The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of equipment, the Group considers the effects of variable consideration, the existence of significant financing components, non-cash consideration, and consideration payable to the customer. There is only one performance obligation in the arrangement and therefore, allocation of transaction price is not required.

d) Income from operation and maintenance services

Revenue from operation and maintenance services are recognised over time as per the terms of agreement.

e) Revenue from Engineering Procurement and Construction (EPC) Contracts

Revenue from provision of service is recognised over a period of time on the percentage of completion method. Percentage of completion is determined as a proportion of cost incurred to date to the total estimated contract cost. Profit on contracts is recognised on percentage of completion method and losses are accounted as soon as these are anticipated. In case the total cost of a contract based on technical and other estimates is expected to exceed the corresponding contract value such expected loss is provided for. The revenue on account of extra claims on construction contracts are accounted for at the time of acceptance in principle by the customers due to uncertainties attached.

Contract revenue earned in excess of billing has been reflected under other current assets and billing in excess of contract revenue has been reflected under current liabilities in the statement of financial position.

f) Sale of Reduction Emission Certificates (RECs)

Income from sale of RECs is recognised on sale of these certificates.

Variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods or service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. To estimate the variable consideration, the Group applies the method that it expects best predicts the amount of consideration to which the entity will be entitled based on the terms of the contract.

• Rebates

In some PPAs, the Group provide rebates in invoice if payment is made before the due date. These are adjusted against revenue and are offset against amounts payable by the customers.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

• Significant financing component

Significant financing component for customer contracts is considered for the length of time between the customers’ payment and the transfer of the performance obligation, as well as the prevailing interest rate in the market. The transaction price for these contracts is discounted, using the interest rate implicit in the contract. This rate is commensurate with the rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception.

(ii) Contract balances

a) Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are subject to impairment assessment. Refer to accounting policies in section (o) Impairment of non-financial assets.

b) Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

c) Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section s) Financial instruments – initial recognition and subsequent measurement.

(iii) Others

a) Income from compensation for loss of revenue

Income from compensation for loss of revenue is recognised after certainty of receipt of the same is established.

b) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised and the distribution is no longer at the discretion of the Company.

f)	Foreign currencies

The Group’s consolidated financial statements are presented in INR, which is also the Company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Foreign currency translation

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognised in OCI.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into INR at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

g)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in India. Current income tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in OCI or equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group reflects the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment. Current income tax assets and liabilities are offset if a legally enforceable right exists to set off these and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax

Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In situations where Group is entitled to a tax holiday under the Income-tax Act, 1961, enacted in India, no deferred tax (asset or liability) is recognised in respect of temporary differences which reverse during the tax holiday period. Deferred taxes in respect of temporary differences which reverse after the tax holiday period are recognised in the period in which the temporary differences originate. However, the Group restrict the recognition of deferred tax assets to the extent that it has become reasonably certain that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in OCI or equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Minimum Alternate Tax

Minimum alternate tax (MAT) paid in a year is charged to the statement of profit or loss as current tax for the year. The deferred tax asset is recognised for MAT credit available only to the extent that it is probable that the concerned company will pay normal income tax during the specified period, i.e., the period for which MAT credit is allowed to be carried forward. In the year in which the company recognises MAT credit as an asset, it is created by way of credit to the statement of profit or loss and shown as part of deferred tax asset. The company reviews the “MAT credit entitlement” asset at each reporting date and writes down the asset to the extent that it is no longer probable that it will pay normal tax during the specified period.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

h)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be compiled with. When the grant related to an expense item, it is recognised as income on a systematic basis over the periods that related costs, for which it is intended to compensate, are expensed. When grant is related to an asset, it is recognised as income in equal amounts over the expected useful life of related asset.

When the Group receive grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset i.e. by equal annual instalments.

The Group presents grants related to an expense item as other income in the statement of profit or loss. Thus, generation based incentive and Sale of emission reduction certificates have been recognised as other income.

Generation based incentive

Generation based incentive is recognised on the basis of supply of units generated by the Group to the state electricity board from the eligible project in accordance with the scheme of the “Generation Based Incentive (GBI) for Grid Interactive Wind Power Projects”.

Subsidy (Viability Gap Funding)

The Group receives Viability Gap Funding (VGF) for setting up of certain solar power projects. The Group records the VGF proceeds on fulfilment of the underlying conditions as deferred government grant. Such deferred grant is recognised over the period of useful life of underlying asset.

i)	Property, plant and equipment

Capital work in progress is stated at cost, net of accumulated impairment loss, if any. Property, plant and equipment except freehold land is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the statement of profit or loss as incurred. Freehold land is stated at cost net of accumulated impairment losses and is not depreciated.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions (note 55) and provisions (note 25) for further information about the recognised decommissioning provision.

Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item of property, plant and equipment, if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably with the carrying amount of the replaced part getting derecognised. The cost for day-to-day servicing of property, plant and equipment are recognised in statement of profit or loss as and when incurred.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognised. Gains or losses arising from de-recognition of fixed assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the statement of profit or loss when the asset is derecognised.

j)	Intangible assets

Intangible assets acquired separately are measured in initial recognition at cost. The cost of intangible assets and intangible assets under development acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses and intangible assets under development are carried at cost less any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Customer related intangibles are capitalised if they meet the definitions of an intangible asset and the recognition criteria are satisfied. Customer-related intangibles acquired as part of a business combination are valued at fair value and those acquired separately are measured at cost. Such intangibles are amortised over the remaining useful life of the customer relationships or the period of the contractual arrangements.

Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Development costs

Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability and intention to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit.

k)	Depreciation / amortisation of property, plant and equipment and intangible assets

Depreciation and amortisation are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Life (in years)
Plant and equipment (solar rooftop projects)*	25 or terms of PPA, whichever is less (15-25)
Plant and equipment (wind and solar power projects)*	30-35
Plant and equipment (others)	5-18
Office equipment	5
Furniture and fixture	10
Computers	3
Computer servers	6
Computer software	3-6
Customer contracts	25
Development rights	25
Leasehold improvements	Useful life or lease term (5 years), whichever is lower
Building (Temporary structure)	3

*

Based on an external technical assessment, the management believes that the useful lives as given above and residual value of 0%-5%, best represents the period over which management expects to use its assets and its residual value.

The residual values, useful lives and methods of depreciation and amortisation of property, plant and equipment and intangible assets are reviewed at each financial period end and adjusted prospectively, if appropriate.

l)	Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined on first in, first out basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Unserviceable / damaged inventories are identified and written down based on technical evaluation.

m)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Borrowing costs consist of interest, discount on issue, premium payable on redemption and other costs that an entity incurs in connection with the borrowing of funds (this cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs). The borrowing costs are amortised basis the Effective Interest Rate (EIR) method over the term of the loan. The EIR amortisation is recognised under finance costs in the statement of profit or loss. The amount amortised for the period from disbursement of borrowed funds upto the date of capitalisation of the qualifying assets is added to cost of the qualifying assets.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

To the extent, group borrows funds for general purpose and uses them for the purpose of obtaining a qualifying asset, the group determines the amount of borrowing costs eligible for capitalisation by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate used is weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In case any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings. The Group treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

n)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

•	Leasehold land: 13 to 30 years

•	Building: 3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (o) Impairment of non-financial assets.

ii) Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (example: changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognised as expense on a straight-line basis over the lease term.

As a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

o)	Impairment of non-financial assets

The Group assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating units (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre -tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a remaining life of the power purchase agreements of the project considering the long term fixed rate firm agreements available.

Impairment losses of continuing operations, including impairment on inventories, are recognised in the statement of profit or loss.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, reversal is treated as an increase in revaluation.

Intangible assets under development are tested for impairment annually on 31 March, or more frequently when there is an indication that these assets may be impaired, either individually or at the cash-generating unit level.

p)	Share based payments

Company provides additional benefits to certain members of senior management and employees of the Group in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

The cost is recognised, together with a corresponding increase in share-based payment reserve in equity, over the period in which the performance and / or service conditions are fulfilled in employee benefit expenses. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the numbers of equity instruments that will ultimately vest. The statement of profit or loss expense or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period and is recognised in employee benefit expense.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other condition attached to an award, but without associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and / or performance conditions.

No expense is recognised for awards that do not ultimately vest because of non-market performance and / or service conditions have not been met. Where awards include a market or non-market condition, the transaction are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service condition are satisfied.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

On repurchase of vested equity instruments by the Group, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess shall be recognised as an expense in the statement of profit or loss.

Cash-settled transactions

A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense (refer note 34). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using a Black-Scholes model, further details of which are given in Note 42. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

q)	Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Group has no obligation, other than the contribution payable to the provident fund. The Group recognise contribution payable to provident fund scheme as an expense, when an employee renders the related service.

Remeasurements comprising of actuarial gain and losses, the effect of the asset ceiling, excluding amount recognised in the net interest on the defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognised in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to the statement of profit or loss in subsequent periods.

The Group operates a defined benefit plan in India, viz., gratuity. The cost of providing benefit under this plan is determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method.

Past service costs are recognised in statement of profit or loss on the earlier of:

•	The date of the plan amendment or curtailment; and

•	The date that the Group recognises related restructuring costs

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation as an expense in the statement of profit or loss:

•	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

•	Net interest expense or income

Accumulated leave, which is expected to be utilised within the next twelve months, is treated as short term employee benefit. The Group measures the expected cost of such absences as an additional amount that it expects to pay as a result of the unused entitlement that has accumulated at reporting date.

The Group treats the accumulated leave expected to be carried forward beyond twelve months, as long term employee benefit for measurement purposes. Such long term compensated absences are determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method. Remeasurements comprising of actuarial gain and losses are recognised in the statement of financial position with a corresponding debit or credit to profit or loss in the period in which they occur. The Group presents the leave as current liability in the balance sheet, to the extent is does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Group has unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability.

r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Decommissioning liability

The Group considers constructive obligations and records a provision for decommissioning costs of the wind and solar power plants. Decommissioning costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognised in the statement of profit or loss as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset.

s)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (FVTOCI), and fair value through profit or loss (FVTPL).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section (e) Revenue from contracts with customers.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a) The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the EIR method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in other income in the statement of profit or loss. The losses arising from impairment are recognised in the statement of profit or loss.

Debt instruments at FVTOCI

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met: a) The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and b) The asset’s contractual cash flows represent solely payments of principal and interest.

Debt instruments included within FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in OCI. However, the Group recognises interest income, impairment losses and reversals and foreign exchange gain or loss in the statement of profit or loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to statement of profit or loss. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.

Debt instruments at FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVTOCI, is classified as at FVTPL.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

In addition, the Group may elect to designate a debt instrument, which otherwise meets amortised cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Group has not designated any debt instrument as at FVTPL.

Debt instruments included within FVTPL category are measured at fair value with all changes recognised in the statement of profit or loss.

Equity investments

All other equity investments in scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies are classified at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Group decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to statement of profit or loss, even on sale of investment. However, the Group may transfer the cumulative gain or loss within equity.

Equity instruments included within FVTPL category are measured at fair value with all changes recognised in the statement of profit or loss.

Embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVTPL category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised when:

•	The rights to receive cash flows from the asset have expired, or

•

The respective Group has transferred their rights to receive cash flows from the asset or have assumed the obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•

Either the Group has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the continuing involvement of Group. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Impairment of financial assets

In accordance with IFRS 9, the Group applies expected credit loss (ECL) model for measurement and recognition of impairment loss for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables or contract revenue receivables. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

The application of simplified approach does not require the Group to track changes in credit risk. Rather it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the group determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on 12-month ECL. The Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

For financial guarantee contracts, the date that the Group becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contracts, the Group considers the changes in the risk that the specified debtor will default on the contract.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

For a financial guarantee contract, as the Group is required to make payments only in the event of a default by the debtor in accordance with the terms of the instrument that is guaranteed, the expected loss allowance is the expected payments to reimburse the holder for a credit loss that it incurs less any amounts that the Group expects to receive from the holder, the debtor or any other party.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

ECL impairment loss allowance (or reversal) during the period is recognised as income / expense in the statement of profit or loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The financial liabilities of the Group include trade and other payables, derivative financial instruments, loans and borrowings including bank overdraft.

Subsequent measurement

The measurement of financial liabilities depends on their classification as discussed below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to borrowings.

Compulsorily convertible preference shares

Compulsorily Convertible Preference Shares (CCPS) are separated into liability and equity components based on the terms of the contract.

On issuance of the CCPS, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity since conversion option meets IAS 32 criteria for fixed to fixed classification. Transaction costs are deducted from equity and liability on pro-rata basis, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the CCPS based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Compound instruments—Compulsorily Convertible Debentures

Compulsorily Convertible Debentures (CCDs) are separated into liability and equity components based on the terms of the contract

The Group recognises interest, dividends, losses and gains relating to such financial instrument or a component that is a financial liability as income or expense in the statement of profit or loss.

The present value of the liability part of the compulsorily convertible debentures classified under financial liabilities and the equity component is calculated by subtracting the liability from the total proceeds of CCDs.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (for example, cost of issue of debentures, listing fees) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.

Financial guarantees

Financial guarantee contracts issued by the group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the amount of loss allowance determined as per impairment requirements of IFRS 9 and the amount recognised less, when appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged / cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

Reclassification of financial assets and liabilities

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent.

The Group’s senior management determines change in the business model as a result of external or internal changes which are significant to the Group’s operations. Such changes are evident to external parties. A change in the business model occurs when the Group either begins or ceases to perform an activity that is significant to its operations. If the Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediately next reporting period following the change in business model. The Group does not restate any previously recognised gains, losses (including impairment gains or losses) or interest.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

t)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as foreign currency forward contracts, cross currency swaps (CCS), call spreads, foreign currency option contracts and interest rate swaps (IRS), to hedge its interest rate risks and foreign currency risks. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

•

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

•	Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item.

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecast transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. The ineffective portion relating to foreign currency contracts is recognised as other expense and the ineffective portion relating to commodity contracts is recognised in other operating income or expenses.

The Group designates only the forward element of forward contracts as a hedging instrument. The amounts accumulated in OCI are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in OCI for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment for which fair value hedge accounting is applied.

When option contracts are used, the Group uses only intrinsic value of the option as the hedging instrument. Gains or losses relating to the effective portion of the changes in intrinsic value of the option are recognised in the cash flow hedging reserve which equity. The changes in the time value of money that relate to the hedged item are recognised within other comprehensive income in the cost of hedging reserve within equity.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

If cash flow hedge accounting is discontinued, the amount that has been accumulated in OCI must remain in accumulated OCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated OCI must be accounted for depending on the nature of the underlying transaction as described above.

u)	Cash and bank balances

(i) Cash and cash-equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks and cash in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short term deposits, as defined above, net of bank overdrafts as they are considered an integral part of the Group’s cash management.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(ii) Bank balances other than cash and cash equivalents

Bank balances other than cash and cash equivalents consists of deposits with an original maturity of more than three months. These balances are classified into current and non-current portions based on the remaining term of the deposit.

v)	Contingent liabilities

Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle or a reliable estimate of the amount cannot be made.

w)	Earnings per equity share (EPS)

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Parent by the weighted average number of equity shares and instruments mandatorily convertible into equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

x)	Non-current assets (and disposal groups) classified as held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment, intangible assets and right of use assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Immediately prior to classification as held for sale, the assets or groups of assets were remeasured in accordance with the Group’s accounting policies. Subsequently, assets and disposal groups classified as held for sale were valued at the lower of book value or fair value less disposal costs. A gain or loss not previously recognised by the date of sale of non-current assets (or disposal group) is recognised at the date of de-recognition.

4.2	New standards, interpretations and amendments

4.2.1. New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 April 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3—Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Several other amendments and interpretations apply for the first time in the year ended 31 March 2021, but do not have an impact on the consolidated financial statements of the Group.

4.2.2. Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

COVID-19 related rent concessions—amendment to IFRS 16

On 28 May 2020, the IASB issued COVID-19 Related Rent Concessions—amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Group.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Further the following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which are not expected to have any material impact on the financial statements of the Group are disclosed below:

•	Amendments to IFRS 9—Financial Instruments—Fees in the ‘10 percent’ test for derecognition of financial liabilities (effective from 1 January 2022*)

•	Amendments to IAS 12—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from 1 January 2023*)

•	Amendments to IAS 1 and IFRS Practice Statement 2—Disclosure of Accounting Policies (effective from 1 January 2023*)

•	Amendments to IAS 16—Property, Plant and Equipment: Proceeds before Intended Use (effective from 1 January 2022*)

•	Amendment to IFRS 16—Covid-19-Related Rent Concessions beyond 30 June 2021 (effective from 1 April 2021*)

•	Amendments to IFRS 3—Reference to the Conceptual Framework (effective from 1 January 2022*)

•	Amendments to IAS 37—Onerous Contracts—Costs of Fulfilling a Contract (effective from 1 January 2022*)

•	Amendments to IAS 1—Classification of Liabilities as Current or Non-current (effective from 1 January 2023*)

•	Amendments to IAS 8—Definition of Accounting Estimates (effective from 1 January 2023*)

*	Effective for annual periods beginning on or after this date.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

5	Property, plant and equipment

	Freehold Land #	Plant and equipment	Buildings	Leasehold improvements	Office equipment	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
Cost
As at 1 April 2019	8,705	295,406	65	124	56	49	64	16,269	320,738
Additions during the year^	1,258	48,419	—	6	12	8	26	49,218	98,947
Adjustments during the year*	(73)	(51)	—	—	—	—	—	(188)	(312)
Disposals during the year**	—	(95)	—	—	(1)	—	(4)	(27)	(127)
Capitalised during the year	—	—	—	—	—	—	—	(47,373)	(47,373)

As at 31 March 2020	9,890	343,679	65	130	67	57	86	17,899	371,873
Additions during the year^	603	31,179	12	5	9	7	33	22,725	54,573
Acquisition of subsidiaries (refer note 54)	57	2,500	—	—	1	1	1	—	2,560
Disposal of subsidiary (refer note 39)	—	(14,998)	—	—	(1)	—	(0)	—	(14,999)
Adjustments during the year*	(19)	(265)	—	—	(1)	—	(1)	(4)	(290)
Disposals during the year**	—	(242)	—	—	(1)		(4)	(39)	(286)
Capitalised during the year	—	—	—	—	—	—	—	(30,176)	(30,176)

As at 31 March 2021	10,531	361,853	77	135	74	65	115	10,405	383,255

Accumulated depreciation
As at 1 April 2019	—	21,237	15	25	20	9	30	—	21,336
Charge for the year (refer note 35)	—	9,827	3	11	7	6	11	—	9,865
Depreciation capitalised during the year	—	2	—	15	6	2	7	—	32
Adjustments during the year*	—	0	—	—	—	—	—	—	0
Disposals during the year	—	(0)	—	—	(1)	—	(4)	—	(5)

As at 31 March 2020	—	31,066	18	51	32	17	44	—	31,228
Charge for the year (refer note 35)	—	10,568	3	14	9	9	12	—	10,615
Depreciation capitalised during the year	—	4	—	13	6	2	7	—	32
Disposal of a subsidiary (refer note 39)	—	(615)	—	—	(1)	—	(0)	—	(616)
Disposals during the year	—	(35)	—	—	(1)	—	(4)	—	(40)

As at 31 March 2021	—	40,988	21	78	45	28	59	—	41,219

Net book value
As at 1 April 2019	8,705	274,169	50	99	36	40	34	16,269	299,402

As at 31 March 2020	9,890	312,613	47	79	35	40	42	17,899	340,645

As at 31 March 2021	10,531	320,865	56	57	29	37	56	10,405	342,036

#

The title represented by sale deeds in respect of land amounting to INR 379 (31 March 2020: INR 395) is not yet in the name of the Group. Further, the title of land amounting to INR 429 (31 March 2020: INR 510) is held by way of General Power of Attorney (GPA) and the Group is in the process of getting title transferred in its name.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Mortgage and hypothecation on property, plant and equipment:

Property, plant and equipment are subject to a pari passu first charge to respective lenders for project term loans, buyer’s/supplier’s credit, senior secured notes, working capital loan, debentures and acceptances as disclosed in note 19 and 27.

^ Capitalised borrowing costs	The amount of borrowing costs capitalised in property, plant and equipment and capital work in progress during the year ended 31 March 2021 was INR 2,072 (31 March 2020 INR 1,928). The rate ranging of 6.03% to 15.02% used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

*	Adjustments to property, plant and equipment are as follows:

Freehold land	Adjustment of INR 19 (31 March 2020: INR 73) pertains to actualisation of provisional capitalisation.
Plant and equipments	Adjustment of INR 265 (31 March 2020: INR 51) pertains to actualisation of provisional capitalisation of supply of goods and services and early closure of letter of credits.
Capital work in progress	Adjustment of INR 4 (31 March 2020: INR 188) pertains to actualisation of provision against capital expenditure.

**	Disposals in capital work in progress includes INR 39 (31 March 2020: INR 27) that has been written off to the extent of non-viability of recovery of cost in future.

6	Intangible assets

	Computer software	Customer contracts#	Development rights	Other intangible assets	Goodwill	Intangible asset under development*	Total intangible assets
Cost
As at 1 April 2019	160	26,744	36	—	11,381	6	38,327
Additions during the year	19	—	—	—	—	60	79
Capitalised during the year	—	—	—	—	—	(13)	(13)

As at 31 March 2020	179	26,744	36	—	11,381	53	38,393
Additions during the year	86	—	—	—	215	49	350
Acquisition of subsidiaries (refer note 54)	7	1,304	—	7	—	20	1,338
Capitalised during the year	—	—	—	—	—	(67)	(67)

As at 31 March 2021	272	28,048	36	7	11,596	55	40,014

Amortisation
As at 1 April 2019	64	1,197	2	—	—	—	1,263
Charge for the year (refer note 35)	30	1,114	1	—	—	—	1,145
Amortisation capitalised during the year	—	15	—	—	—	—	15

As at 31 March 2020	94	2,326	3	—	—	—	2,423
Charge for the year (refer note 35)	23	1,142	1	—	—	—	1,166
Amortisation capitalised during the year	15	—	—	—	—	—	15

As at 31 March 2021	132	3,468	4	—	—	—	3,604

Net book value
At 1 April 2019	96	25,547	34	—	11,381	6	37,064

At 31 March 2020	85	24,418	33	—	11,381	53	35,970

At 31 March 2021	140	24,580	32	7	11,596	55	36,410

#	Remaining life of customer contracts ranges from 17 to 23 years as on 31 March 2021 (31 March 2020: 18 to 24 years)

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer’s/supplier’s credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in note 19 and note 27.

Impairment of goodwill and intangible assets under development:

Below is the break-up for goodwill and intangible assets under development for each group of cash generating units and individual cash generating units (CGU):

Group of CGU / individual CGU	31 March 2021	31 March 2020
Ostro Energy Group (wind power segment)
Goodwill	9,903	9,903

ReNew Vayu Urja (KCT) (wind power segment)
Goodwill	756	756

Prathamesh Solarfarms (solar power segment)
Goodwill	428	428

Others
Goodwill	510	294
Intangible asset under development	59	53

*

Intangible assets under development amounting to INR 20 as on 31 March 2021 (31 March 2020: INR Nil) out of the total intangible assets under development pertain to fair value of customer contracts for projects under development acquired as part of business combination. Goodwill and intangible assets under development pertain to various group of CGUs and individual CGUs and a combined test of impairment have been performed.

The Group undertook the impairment testing of Goodwill assigned to each Group of CGU and Individual CGU as at 31 March 2021 and 2020 applying value in use approach across all the Group CGUs and individual CGUs i.e. using cash flow projections based on financial budgets covering contracted power sale agreements with procurers (25 years) using a discount rate range of 10.90% (pre-tax) per annum for the impairment test as on 31 March 2021 (31 March 2020: 11.40%). The Group has used financial projections over the remaining life of the PPAs as the tariff rates are fixed as per PPA.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Based on the results of the Goodwill impairment test, the estimated value in use of each Group of CGU and individual CGU after adjusting the carrying values of property, plant and equipment’s and intangible assets was more than carrying value of Goodwill by INR 7,592 (31 March 2020: INR 6,515) and accordingly no impairment loss provision has been recognised in the statement of profit or loss.

Group of CGU / individual CGU	31 March 2021	31 March 2020
Ostro Energy Group (wind power segment)	3,090	4,106
ReNew Vayu Urja (KCT) (wind power segment)	2,727	1,628
Prathamesh Solarfarms (solar power segment)	1,775	586

The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of Goodwill to exceed the aggregate value in use of each Group of CGU and individual CGU.

The key assumptions used in the value in use calculations for each group of CGU and individual CGU unit are as follows:

(i) Discount rate: [Pre-tax Weighted Average Cost of Capital (WACC)]	10.90% per annum as on 31 March 2021 (31 March 2020: 11.40%) discount rate has been derived based on current cost of borrowing and equity rate of return based on the current market expectations.

(ii) Plant load factor (PLF)	Plant load factor for future periods are estimated for each group of CGU and individual CGU based on report from expert.

(iii) Collection of revenue as per PPA rate and GBI benefit in acquired projects located in Andhra Pradesh state will be realised as per the projections and would not be impacted by the ongoing legal proceedings because management believes that matter will be concluded in favour of Group as mentioned in note 51(a).

The assumptions explained above are consistent for each group of CGU and individual CGU to which Goodwill is allocated.

Breakeven sensitivity:	31 March 2021	31 March 2020
Plant load factor (PLF)	If reduced by 7.41%	If reduced by 4.87%
Discount rate: (Pre-tax WACC)	11.89%	12.27%

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

7	Right of use assets

	Leasehold land	Building	Total
Cost
As at 1 April 2019	4,270	450	4,720
Additions during the year	460	50	510
Deletions during the year	(4)	(3)	(7)

As at 31 March 2020	4,726	497	5,223
Acquisition of subsidiaries during the year	36	—	36
Additions during the year	1,443	25	1,468
Modifications during the year	—	(26)	(26)
Disposal of subsidiary during the year	(1,745)	—	(1,745)

As at 31 March 2021	4,460	496	4,956

Depreciation
As at 1 April 2019	177	96	273
Charge for the year	192	38	230
Depreciation capitalised during the year	—	65	65

As at 31 March 2020	369	199	568
Charge for the year	191	54	245
Depreciation capitalised during the year	—	54	54
Disposal of subsidiary during the year	(175)	—	(175)

As at 31 March 2021	385	307	692

Net book value

At 1 April 2019	4,093	354	4,447

As at 31 March 2020	4,357	298	4,655

As at 31 March 2021	4,075	189	4,264

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

8	Investment in jointly controlled entities

	As at 31 March 2021	As at 31 March 2020
Investment in unquoted equity shares of entities under joint control at equity method (refer note 53)
Nil (31 March 2020: 3,498,744) equity shares of INR 10 each fully paid-up Aalok Solarfarms Limited	—	91
Nil (31 March 2020: 6,996,900) equity shares of INR10 each fully paid-up in Heramba Renewables Limited	—	170
Nil (31 March 2020: 3,498,744) equity shares of INR10 each fully paid-up in Abha Solarfarms Limited	—	89
Nil (31 March 2020: 6,997,494) equity shares of INR10 each fully paid-up in Shreyas Solarfarms Limited	—	174

Total	—	524

These entities have been acquired during the current year. Refer note 54 for details on business combination.

9	Financial assets

	As at 31 March 2021	As at 31 March 2020
Non current

Financial assets at FVTPL
Investment in unquoted compulsorily convertible debentures of entities under joint control
Nil (31 March 2020: 1,040,625) 10.7% unsecured compulsorily convertible debentures of INR 100 each fully paid of Abha Solarfarms Limited	—	104
Nil (31 March 2020: 2,081,250) 10.7% unsecured compulsorily convertible debentures of INR 100 each fully paid of Heramba Renewables Limited	—	208
Nil (31 March 2020: 1,040,625) 10.7% unsecured compulsorily convertible debentures of INR 100 each fully paid of Aalok Solarfarms Limited	—	104
Nil (31 March 2020: 2,081,070) 10.7% unsecured compulsorily convertible debentures of INR 100 each fully paid of Shreyas Solarfarms Limited	—	208

Total	—	624

These entities have been acquired during the current year. Refer note 54 for details on business combination

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

	As at 31 March 2021	As at 31 March 2020
Financial assets at amortised cost
Loans
Security deposits	140	126

Total	140	126

Others
Bank deposits with remaining maturity for more than twelve months (refer note 16)	2,999	142

Total	2,999	142

	As at 31 March 2021	As at 31 March 2020
Current
Financial assets at amortised cost
Loans
Security deposits	45	5
Loans to related parties (refer note 44)	11	5

Total	56	10

	As at 31 March 2021	As at 31 March 2020
Others
Recoverable from related parties (refer note 44)	—	15
Deferred consideration receivable (refer note 39)	1,936	—
Advances recoverable	154	233
Government grant receivable
- viability gap funding	302	387
- generation based incentive receivable	859	1,362
Interest accrued on fixed deposits	394	607
Others	52	114

Total	3,697	2,718

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

10	Trade receivables

	As at 31 March 2021	As at 31 March 2020
Non-current
Trade receivables	1,178	—

	1,178	—
Less: impairment allowances for bad and doubtful debts	—	—

	1,178	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Non-current trade receivables represent amounts receivable that is unconditional, recognised pursuant to approval of cost over-run by the customer (refer note 30(c)) and are expected to be received over a period of 13—25 years. These trade receivables carry an interest rate in the range of 8.25%—10.41% per annum. As these amounts are not due within next twelve months from the end of the reporting date, they are disclosed as non-current. Trade receivable of INR 236 expected to be realised within twelve months from the end of the reporting date are included in current trade receivables.

	As at 31 March 2021	As at 31 March 2020
Current
Trade receivables (refer notes 44 and 51)	35,364	26,090

	35,364	26,090
Less: impairment allowances for bad and doubtful debts	(562)	(176)

Total	34,802	25,914

Trade receivables other than the current portion of non-current trade receivable explained above are non-interest bearing and are generally on terms of 7-60 days.

Set out below is the movement in the allowance for expected credit losses of trade receivables:

Impairment allowance
As at 1 April 2019	106
Provision for expected credit losses for the year	70

As at 31 March 2020	176
Provision for expected credit losses for the year	386

As at 31 March 2021	562

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

11	Deferred tax assets (DTA) / deferred tax liabilities (DTL) (net)

11A	Deferred tax assets (net)

	As at 31 March 2021	As at 31 March 2020
Deferred tax assets (gross)
Compound financial instruments	31	140
Loss on mark to market of derivative instruments	222	7
Difference in written down value as per books of account and tax laws	1	1
Provision for decommissioning cost	1,246	1,030
Expected credit loss	54	18
Losses available for offsetting against future taxable income	15,173	12,430
Unused tax credit (MAT)	106	563
Provision for operation and maintenance equalisation	284	224
Lease liabilities	149	284
Financial guarantee contracts	24	—
Government grant (viability gap funding)	28	33
Others	97	66

Deferred tax assets (gross) - total (a)	17,415	14,796
Deferred tax liabilities (gross)
Compound financial instruments	6	5
Gain on mark to market of derivative instruments	81	1,074
Difference in written down value as per books of account and tax laws	15,407	11,773
Unamortised ancillary borrowing cost	169	226
Right of use asset	129	253
Government grant (viability gap funding)	11	—
Others	1	—

Deferred tax liabilities (gross) - total (b)	15,804	13,331

Deferred tax assets (net) (a) - (b)	1,611	1,465

11B	Deferred tax liabilities (net)

	As at 31 March 2021	As at 31 March 2020
Deferred tax liabilities (gross)
Gain on mark to market of derivative instruments	54	765
Difference in written down value as per books of account and tax laws	33,930	28,498
Unamortised ancillary borrowing cost	162	119
Right of use asset	52	68
Fair value gain on financial instruments	0	10
Others	24	24

Deferred tax liabilities (gross) - total (c)	34,222	29,484
Deferred tax assets (gross)
Compound financial instruments	107	0
Loss on mark to market of derivative instruments	143	158
Unamortised ancillary borrowing cost	5	6
Provision for decommissioning cost	2,330	2,085
Expected credit loss	96	27
Losses available for offsetting against future taxable income	18,843	15,668
Unused tax credit (MAT)	1,248	695
Provision for operation and maintenance equalisation	411	410
Lease liabilities	61	57
Government grant (viability gap funding)	164	211
Others	6	1

Deferred tax assets (gross) - total (d)	23,414	19,318

Deferred tax liabilities (net) (c) - (d)	10,808	10,166

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

11C	Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Accounting profit before income tax	(5,128)	(623)	4,935
Tax at the India’s tax rate of 31.2% applicable to the Parent (31 March 2020: 31.2%, 31 March 2019: 31.2%)	(1,600)	(194)	1,540
Disallowance under section 94B of the Income Tax Act	1,333	1,328	1,131
Compensation for loss of revenue	—	—	(65)
Interest on compound financial instrument	1,091	634	30
Tax rate differences	15	(96)	(308)
Changes in estimates on reasonable certainty for recoverability of tax losses	2,305	(1,426)	330
Change in estimates for recoverability of unused tax credits (MAT)	82	316	—
Adjustment of tax relating to earlier periods	174	291	(64)
On account of adoption of new tax ordinance
- Mat credit written off	48	938	—
- Recognition / reversal of deferred tax asset / deferred tax liability	(7)	83	—
Effect of tax holidays and other tax exemptions	(879)	271	(662)
Deferred tax asset written off on sale of subsidiary (refer note 39)	306	—	—
Reinstatement loss on loan having income taxable under income from other sources	—	74	—
Other non-deductible expenses	36	(61)	(131)

At the effective income tax rate	2,904	2,158	1,801

Current tax expense reported in the statement of profit or loss	785	486	1,186
Deferred tax expense reported in the statement of profit or loss	2,091	1,714	634
Adjustment of current tax relating to earlier years	28	(42)	(19)

	2,904	2,158	1,801

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

11D Reconciliation of deferred tax assets and deferred tax liabilities (net):

a) For the year ended 31 March 2021

Particulars	Opening balance DTA / (DTL) as at 1 April 2020	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at 31 March 2021
Compound financial instruments	138	(84)	—	—	80	—	134
Gain / (loss) on mark to market of derivative instruments	(1,671)	(7)	1,905	—	—	—	227
Difference in written down value as per books of account and tax laws	(40,272)	(8,782)	—	—	366	(649)	(49,337)
Unamortised ancillary borrowing cost	(339)	19	—	—	—	(5)	(325)
Provision for decommissioning cost	3,115	482	—	—	(26)	4	3,575
Expected credit loss	44	105	—	—	(1)	—	148
Fair value gain on financial instruments	(9)	(8)	—	—	17	—	0
Losses available for offsetting against future taxable income	28,098	6,304	(339)	—	(719)	675	34,019
Unused tax credit (MAT)	1,258	95	—	—	—	—	1,353
Provision for operation and maintenance equalisation	633	60	—	—	—	2	695
Lease liabilities	342	21	—	—	(157)	4	210
Financial guarantee contracts	—	24	—	—	—	—	24
Government grant (viability gap funding)	244	(63)	—	—	—	—	181
Right of use asset	(321)	11	—	—	133	(4)	(181)
Others	39	39	1	—	—	1	80

	(8,701)	(1,784)	1,567	—	(307)	28	(9,197)

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

b) For the year ended 31 March 2020

Particulars	Opening balance DTA / (DTL) as at 1 April 2020	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at 31 March 2021
Compound financial instruments	172	(2)	—	(32)	—	—	138
Gain / (loss) on mark to market of derivative instruments	185	0	(1,856)	—	—	—	(1,671)
Difference in written down value as per books of account and tax laws	(34,254)	(6,018)	—	—	—	—	(40,272)
Unamortised ancillary borrowing cost	(225)	(114)	—	—	—	—	(339)
Provision for decommissioning cost	2,738	377	—	—	—	—	3,115
Expected credit loss	27	17	—	—	—	—	44
Fair value gain on financial instruments	0	(9)	—	—	—	—	(9)
Losses available for offsetting against future taxable income	23,038	5,060	—	—	—	—	28,098
Unused tax credit (MAT)	2,465	(1,207)	—	—	—	—	1,258
Provision for operation and maintenance equalisation	454	179	—	—	—	—	633
Lease liabilities	352	(10)	—	—	—	—	342
Government grant (viability gap funding)	255	(11)	—	—	—	—	244
Right of use asset	(322)	1	—	—	—	—	(321)
Option premium	(31)	31	—	—	—	—	—
Others	43	(8)	4	—	—	—	39

	(5,103)	(1,714)	(1,852)	(32)	—	—	(8,701)

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

c) For the year ended 31 March 2019

Particulars	Opening balance DTA / (DTL) as at 1 April 2018	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at 31 March 2019
Compound financial instruments	158	14	—	—	—	—	172
Gain / (loss) on mark to market of derivative instruments	93	—	92	—	—	—	185
Difference in written down value as per books of account and tax laws	(21,644)	(12,721)	—	—	—	111	(34,254)
Unamortised ancillary borrowing cost	(218)	(7)	—	—	—	—	(225)
Security deposit	41	(41)	—	—	—	—	—
Provision for decommissioning cost	1,819	919	—	—	—	—	2,738
Expected credit loss	11	16	—	—	—	—	27
Fair value gain on financial instruments	(188)	188	—	—	—	—	0
Losses available for offsetting against future taxable income	13,549	9,489	—	—	—	—	23,038
Unused tax credit (MAT)	1,244	1,221	—	—	—	—	2,465
Provision for operation and maintenance equalisation	432	22	—	—	—	—	454
Lease liabilities	150	202	—	—	—	—	352
Government grant (viability gap funding)	—	255	—	—	—	—	255
Right of use asset	(138)	(184)	—	—	—	—	(322)
Option premium	—	(31)	—	—	—	—	(31)
Others	23	24	(4)	—	—	—	43

	(4,668)	(634)	88	—	—	111	(5,103)

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The Group has unabsorbed depreciation and tax losses which arose in India of INR 140,086 (31 March 2020: INR 110,796). The unabsorbed depreciation and tax losses will be available for offsetting against future taxable profits of the Group.

Out of this, the tax losses that are available for offsetting from five to eight years against future taxable profits of the companies in which the losses arose are INR 10,854 (31 March 2020: INR 3,606). The unabsorbed depreciation that will be available for offsetting for against future taxable profits of the companies in which the losses arose are of INR 129,232 (31 March 2020: INR 107,074). Unabsorbed depreciation is available for utilisation indefinitely.

The Group has recognised deferred tax asset of INR 34,016 (31 March 2020: INR 28,096) utilisation of which is dependent on future taxable profits. The future taxable profits are based on projections made by the management considering the PPA with power procurer.

The expiry year of MAT credit is 8 to 15 years from the date of entitlement and deferred tax has been recognised on MAT credit which are expected to be utilised before the expiry year.

The Group has tax losses amounting to INR 7,586 (31 March 2020: INR 2,092) having an expiry period of 5 to 8 years, capital losses amounting to INR 828 (31 March 2020: INR Nil) having an expiry period of 4 years, unabsorbed depreciation amounting to INR 1,535 (31 March 2020: INR 1,970) which are available for utilisation indefinitely and MAT credit amounting to INR 82 (31 March 2020: INR 323) having an expiry period of 15 years on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses. Further, disallowance under section 94B of the Income Tax Act, 1961 is considered as a permanent difference and accordingly, deferred tax asset has not been recognised on such disallowance.

Certain subsidiaries of the Group have undistributed earnings INR 15,783 as at 31 March 2021 (31 March 2020: INR 7,746) which, if paid out as dividends, would be subject to tax in the hands of recipient. An assessable temporary difference exists, but no deferred tax liability has been recognised as the Parent is able to control timing of distributions from these subsidiaries. These subsidiaries are not expected to distribute these profits in the foreseeable future.

12	Prepayments

	As at 31 March 2021	As at 31 March 2020
Non-current
Prepaid expenses	679	1,205

Total	679	1,205

Current
Prepaid expenses	592	849

	592	849

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

13	Other assets

	As at 31 March 2021	As at 31 March 2020
Non-current
Capital advance	7,497	5,460
Advances recoverable	142	95
Security deposits	8	8
Balances with government authorities	68	99

Total	7,715	5,662

Current
Advances recoverable (refer note 51)	1,553	1,061
Balances with government authorities	825	722
Contract asset (refer note 30(e))	86	25

Total	2,464	1,808

14	Inventories

	As at 31 March 2021	As at 31 March 2020
Consumables and spares	833	609

Total	833	609

15	Derivative instruments

	As at 31 March 2021	As at 31 March 2020
Financial assets at FVTOCI - cash flow hedges
Derivative instruments	2,691	8,718

Total	2,691	8,718

The decrease during the current year in derivative instruments on cash flow hedges is due to fluctuations in foreign currencies and floating interest rates.

16	Cash and bank balances

	As at 31 March 2021	As at 31 March 2020
Cash and cash equivalents
Cash and cheque on hand	0	0

Balance with banks
- On current accounts	19,474	11,699
- Deposits with original maturity of less than 3 months #	1,205	1,390

	20,679	13,089

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

	As at 31 March 2021	As at 31 March 2020
Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	26,506	31,203
- Remaining maturity of more than twelve months #	2,999	142

	29,505	31,345
Less: amount disclosed under financial assets (others) (refer note 9)	(2,999)	(142)

Total	26,506	31,203

Fixed deposits of INR 14,037 (31 March 2020: INR 8,282) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee.

#	The bank deposits have an original maturity period of 7 days to 3,652 days and carry an interest rate of 2% - 8.66% which is receivable on maturity.

17	Share capital

Authorised share capital	Number of shares	Amount
Equity shares of INR 10 each
As at 1 April 2019	500,000,000	5,000
Increase during the year	—	—

As at 31 March 2020	500,000,000	5,000
Increase during the year	—	—

As at 31 March 2021	500,000,000	5,000

Compulsory convertible preference shares of INR 425 each (refer note 19)	Number of shares	Amount
As at 1 April 2019	—	—
Increase during the year	60,000,000	25,500

As at 31 March 2020	60,000,000	25,500
Increase during the year	—	—

As at 31 March 2021	60,000,000	25,500

17A	Equity shares of INR 10 each issued, subscribed and fully paid up

Issued share capital	Number of shares	Amount
As at 1 April 2019	379,924,556	3,799
Shares issued during the year	—	—

As at 31 March 2020	379,924,556	3,799
Shares issued during the year	—	—

As at 31 March 2021	379,924,454	3,799

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Terms / rights attached to equity shares

The Group has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. If declared, the Group will declare and pay dividends in Indian rupees. In the event of liquidation of a Group, the holders of equity shares of such Group will be entitled to receive remaining assets of the Group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders of the Group.

The equity shares are redeemable at the option of the holders and, therefore, are considered a puttable instrument in accordance with IAS 32. Puttable instruments are required to be accounted for as financial liabilities, except where certain conditions are met in accordance with IAS 32, in which case, the puttable instruments may be presented as equity. The equity shares meet the conditions of IAS 32 and are, therefore, classified and accounted for as equity. The terms of the equity shares shall be amended pursuant to the completion of the Business Combination event as disclosed in note 58.

18	Other equity

18A	Share premium

As at 1 April 2019	67,165

As at 31 March 2020	67,165

As at 31 March 2021	67,165

Nature and purpose

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

18B	Hedge reserve

As at 1 April 2019	(512)
OCI for the year (refer note 52)	(636)
Attributable to non-controlling interests (refer note 52)	62

As at 31 March 2020	(1,086)
OCI for the year (refer note 52)	(4,072)
Attributable to non-controlling interests (refer note 52)	(66)

As at 31 March 2021	(5,224)

Nature and purpose

The Group uses hedging instruments as part of its management of foreign currency risk and interest rate risk associated on borrowings. For hedging foreign currency and interest rate risk, the Group uses foreign currency forward contracts, cross currency swaps (CCS), call spreads, foreign currency option contracts and interest rate swaps (IRS). To the extent these hedges are effective, the change in fair value of the hedging instrument is recognised in the cash flow hedging reserve. Amounts recognised in the cash flow hedging reserve is reclassified to the statement of profit or loss when the hedged item affects profit or loss (example: interest payments).

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

18C	Share based payment reserve

As at 1 April 2019	1,086
Expense for the year	207
Forfeiture of vested options	(132)

As at 31 March 2020	1,161
Expense for the year	177
Repurchase of vested stock options	(176)
Forfeiture of vested options	3

As at 31 March 2021	1,165

Nature and purpose

The share options based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.

18D	Retained earnings / (losses)

As at 1 April 2019	1,894
Loss for the year	(2,696)
Re-measurement loss on defined benefit plans (net of tax)	(9)
Adjustment due to forfeiture of vested options	132
Acquisition of interest by NCI in subsidiaries	5
Debenture redemption reserve created during the year	(33)
Debenture redemption reserve released on account of repayment of debentures	1,914

As at 31 March 2020	1,207
Loss for the year	(7,818)
Re-measurement loss on defined benefit plans (net of tax)	(7)
Forfeiture of vested options	(3)
Acquisition of interest by NCI in subsidiaries	29
Repurchase of vested stock options	(470)
Debenture redemption reserve created during the year	(117)
Debenture redemption reserve released on account of repayment of debentures	811
Others*	(121)

As at 31 March 2021	(6,489)

*	represents distribution to owner recognised for financial guarantees (refer note 44)

Nature and purpose

Retained earnings are the profits/(loss) that the Group has earned/incurred till date, less any transfers to general reserve, dividends or other distributions paid to shareholders. It is a free reserve available to the Group and eligible for distribution to shareholders, in case where it is having positive balance representing net earnings till date.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

18E	Other components of equity

At 31 March 2019*	4,289
At 31 March 2020*	2,279
At 31 March 2021*	1,661

*	Represents capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

(i)	Capital reserve

As at 1 April 2019	114
Amount utilised on acquisition of non-controlling interest	(143)

As at 31 March 2020	(29)
Gain on acquisition of non-controlling interest	78

As at 31 March 2021	49

Nature and purpose

Capital reserve represents bargain purchase gain on business combinations recognised under Local GAAP prior to date of transition to IFRS. It also includes adjustments pertaining to acquisition of NCI interests by the Group.

(ii)	Debenture redemption reserve

As at 1 April 2019	4,177
Debenture redemption reserve created during the year*	33
Amount transferred to retained earnings during the year	(1,914)

As at 31 March 2020	2,296
Debenture redemption reserve created during the year*	117
Debenture redemption reserve transferred to retained earnings during the year	(811)

As at 31 March 2021	1,602

Nature and purpose

As per the Companies Act, Debenture Redemption Reserve (DRR) is a reserve required to be maintained by the Companies that have issued debentures. The purpose of this reserve is to minimise the risk of default on repayment of debentures as this reserve ensures availability of funds for meeting obligations towards debenture-holders. As per amendments in Companies (Share capital and Debentures) Rules, 2014 the requirement of listed Companies to create Debenture redemption reserve has been removed.

*

Due to insufficient profit during the year, Debenture redemption reserve in respect of un-listed entities has been created only to the extent of available profit. Resultantly, there is an overall shortfall as at 31 March 2021: INR 663 (31 March 2020: INR 216).

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(iii)	Foreign currency translation reserve

As at 1 April 2019	(2)
Exchange differences on translation of foreign operations	14

As at 31 March 2020	12
Exchange differences on translation of foreign operations	(2)

At 31 March 2021	10

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

19	Interest-bearing loans and borrowings

	Non-current					Current
	Notes	Nominal interest rate %	Maturity	As at 31 March 2021	As at 31 March 2020	As at 31 March 2021	As at 31 March 2020
Debentures
- Non convertible debentures (secured)	(i)	6.03% - 12.50%	March 2022 - September 2034	90,137	38,835	10,447	6,376
- Compulsorily convertible debentures (unsecured)	(ii)	8% - 10.70%	June 2026 - September 2036	809	553	—	—
Term loan from bank (secured)	(iii)	8.21% - 11.75%	December 2021 - December 2038	44,269	40,258	6,888	13,666
Term loan from financial institutions (secured)	(iv)	8.67% - 12.10%	September 2030 - March 2041	80,300	89,604	13,119	2,884
Senior secured notes	(v)	6.06% - 10.74%	September 2022 - February 2027	92,924	128,160	—	—
Compulsorily convertible preference shares	(vi)	15.02%	June 2022	26,697	23,200	—	—

Interest-bearing loans and borrowings - total #				335,136	320,610	30,454	22,926

Amount disclosed under the head ‘other current financial liabilities’ (refer note 21)				—	—	(30,454)	(22,926)

Interest-bearing loans and borrowings - net				335,136	320,610	—	—

#

Certain borrowings included above are guaranteed by the Parent on behalf of the group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

Notes:

(a) Details of terms and security

(i) Non convertible debentures (secured)

The debentures are secured by way of first pari passu charge on the respective Company’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances, loans and advances etc. present and future.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(ii) Compulsorily convertible debentures (unsecured) Terms of conversion of CCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Interest coupon rate	Moratorium period
ReNew Mega Solar Private Limited*	25	193	22 August 2036 and 20 September 2036	8%	18 months from the date of issue
ReNew Solar Energy (Telangana) Private Limited*	20	620	20 September 2036	8%	18 months from the date of issue
Abha Solarfarms Limited	10	35	6 June 2026, 26 January 2027 and 24 May 2027	10.70%	24 months from the date of issue
Aalok Solarfarms Limited	10	35	6 June 2026, 26 January 2027 and 24 May 2027	10.70%	24 months from the date of issue
Shreyas Solarfarms Limited	10	69	8 June 2026 and 26 January 2027	10.70%	24 months from the date of issue
Heramba Renewables Limited	10	69	26 January 2027 and 24 May 2027	10.70%	24 months from the date of issue

Total		1,021

*

Compulsorily convertible debentures are compulsorily convertible into equity shares in accordance with the terms of the Joint Venture Agreement at conversion ratio of 1:1. CCD do not carry any voting rights. Liability component of Compulsorily convertible debentures represent the present value of interest coupon.

(iii) Term loan from banks (secured)

Secured by pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and assignment of all rights, title, interests, benefits, claims etc. of project documents and insurance contracts of the respective Company. These loans usually have repayment cycle of monthly / quarterly payments.

For all long-term loan arrangements from banks, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR 3,895 as at 31 March 2021 (31 March 2020: INR 2,916), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified these liabilities as current. Further, for such borrowings outstanding as at 31 March 2021, the Group has applied for waiver amounting to INR 3,664 (31 March 2020: the Group had subsequently received waiver for INR 2,916 from the lenders and the balances were fully repaid in November 2020).

(iv) Term loan from financial institutions (secured)

Secured by a first pari passu charge by way of mortgage on immovable properties, first pari passu charge by way of hypothecation of tangible moveable assets, first charge on all the current assets and accounts. Further secured by way of assignment of all the rights, title, interest, benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the respective company. These loans usually have repayment cycle of monthly / quarterly payments.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

For all long-term loan arrangements from financial institutions, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR 6,446 as at 31 March 2021 (31 March 2020: INR Nil), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified these liabilities as current. Further, for the such borrowings outstanding as at 31 March 2021, the Group has subsequently received waiver from the lenders in April 2021.

Non creation of charge on securities against outstanding loans

Entities forming part of the Group have not created charge on security against outstanding loan balances as on 31 March 2021 mainly on account of pending approvals from government agencies with respect to land mortgages. The charge will be created as and when the respective entities get the necessary approvals from these agencies. In any of the entities stated below, non-creation of charge does not result in any breach of material provisions (event of default). Further, none of the following entities listed below have received any approval till date.

Entity name	Lender name	Amount
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	3,025
Prathamesh Solarfarms Limited	Yes Bank *	1,522
Prathamesh Solarfarms Limited	Rural Electrification Corporation *	1,724
ReNew Solar Power Private Limited	Indian Renewable Energy Development	5,513
Ostro Jaisalmer Private Limited	Rural Electrification Corporation *	778
Ostro Urja Wind Private Limited	Rural Electrification Corporation *	2,165
Ostro Dakshin Power Private Limited	Ptc Financial Services Pvt. Ltd.	1,236
Ostro Dakshin Power Private Limited	Rural Electrification Corporation	3,803
Ostro Andhra Wind Private Limited	India Infrastructure Finance Co. Ltd	1,373
Ostro AP Wind Private Limited	India Infrastructure Finance Co. Ltd	1,404
Ostro Madhya Wind Private Limited	Rural Electrification Corporation *	2,143
Badoni Power Private Limited	Rural Electrification Corporation *	852
AVP Powerinfra Private Limited	Rural Electrification Corporation *	795
Ostro Anantapur Private Limited	Rural Electrification Corporation *	3,344
ReNew Wind Energy (Varekarwadi) Private Limited	Rural Electrification Corporation *	2,172

*	The corresponding loan balances have been fully repaid subsequent to the reporting date.

(v) Listed senior secured notes

Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets. Further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the company. Secondary charge over the account receivables, book debts and cash flows. The senior secured notes shall be repaid through bullet payments starting from September 2022 to February 2027.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(vi) Compulsorily convertible preference shares

The Company has issued INR 20,903 Compulsory Convertible Preference Shares (‘CCPS’) - Series A to certain existing shareholders:

Name of allottee	Number of shares allotted	Face value	Amount received	Balance as at 31 March 2021
GS Wyvern Holding Limited	16,395,294	425	6,968	8,899
Green Rock B 2014 Limited (acting in its capacity as trustee of Green Stone A 2014 Trust)	16,318,729	425	6,935	8,858
Canada Pension Plan Investment Board	16,470,588	425	7,000	8,940

Total	49,184,611		20,903	26,697

Each Series A CCPS are non-cumulative and shall be entitled to a preferred rate of dividend of 0.0001% over the equity shares of the Company. These are mandatorily convertible upon the occurrence of the earliest of certain events as enumerated in terms specified in board resolution passed for issuance of CCPS but no later than 3 years from the date of allotment. Conversion shall occur at conversion price which will be computed in the manner as terms specified in board resolution passed for issuance of CCPS on the date of conversion. Series A CCPS do not meet the criteria of conversion into fixed number of equity shares given conversion price is not currently ascertainable, accordingly these CCPS have been recorded as financial liability and carried at amortised cost. These CCPS carry a yield of 15.02%.

The terms of conversion of CCPS include cap and floor prices for the computation of conversion ratio of the CCPS. These are considered as embedded derivatives and are accounted a FVTPL. The fair value of these embedded derivatives were Nil as on 31 March 2021 (31 March 2020: Nil).

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(b) Loan moratorium

(i) Entities forming part of the group have also applied for moratorium from financial institutions under “Reserve Bank of India’s COVID 19 – Regulatory Package dated 27 March 2020”. The details are as follows:

		Moratorium availed for
Company Name	Lender	Principal	Interest	Original due date	Extended due date	Settlement terms
Ostro Andhra Wind Private Limited	Indian Renewable Energy Development Agency Limited	12	18	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 17 November 2020, Principle instalment outstanding for the quarter ended 30 June 2020 and interest outstanding for the month of June 2020 shall be deferred to 30 September 2033.

Ostro Andhra Wind Private Limited	India Infrastructure Finance Corporation	9	13	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 24 December 2020, Principle instalment outstanding for the quarter ended 30 June 2020 and interest outstanding for the month of June 2020 shall be deferred to last instalment in 1 July 2035.

Ostro Andhra Wind Private Limited	Tata Cleantech Capital Limited	2	3	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 11 January 2021, Principle instalment along with interest outstanding for the quarter ended 30 June 2020 shall be deferred and the original repayment schedule shall be extended by 3 months resulting in extending last payment date as per repayment schedule from 30 June 2033 to 30 September 2033.

Ostro AP Wind Private Limited	Indian Renewable Energy Development Agency Limited	12	21	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 17 November 2020, Principle instalment outstanding for the quarter ended 30 June 2020 and interest outstanding for the month of June 2020 shall be deferred to 30 September 2033.

Ostro AP Wind Private Limited	India Infrastructure Finance Corporation	9	14	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 24 December 2020, Principle instalment outstanding for the quarter ended 30 June 2020 and interest outstanding for the month of June 2020 shall be deferred to last instalment in 1 July 2035.

Ostro AP Wind Private Limited	Tata Cleantech Capital Limited	3	5	30 June 2020	30 September 2020	As per the intimation received from the Lender dated 11 January 2021, Principle instalment along with interest outstanding for the quarter ended 30 June 2020 shall be deferred and the original repayment schedule shall be extended by 3 months resulting in extending last payment date as per repayment schedule from 30 June 2033 to 30 September 2033.
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	—	30	15 April 2020	—	As intimated by the Lender vide letter dated 25 February 2021, the repayment date has been revised resulting in extending last payment date as per repayment schedule. Previously, the repayment date was 15 December 2038 which has now been revised to 15 February 2039 to 15 June 2039 and the deferred amount has been converted to additional loan.
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	—	28	15 May 2020	—
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	—	29	15 June 2020	—
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	—	28	15 July 2020	—
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	—	30	15 August 2020	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(ii) Zemira Renewables Private Limited (referred to as “Zemira”) had an outstanding term loan balance of INR 3,047 from Piramal Capital & Housing Finance Limited (INR 2,149) and PHL FINVEST Private Limited (INR 898) (collectively referred to as “Piramal”) as at 31 March 2020. As per terms of agreement with Piramal, principal instalment of INR 29 and interest of INR 33 was due on 30 June 2020 against which Zemira has availed moratorium from the Piramal till 30 September 2020 through approval letters dated 28 July 2020 under “Reserve Bank of India’s COVID 19—Regulatory Package dated 27 March 2020”. On 23 September 2020, Zemira issued 14.45% redeemable non-convertible debentures amounting to INR 3,075 to India Investment Opportunities Fund. On 24 September 2020, the outstanding balance for existing term loan increased to INR 3,178 (with accrual of interest till such date) and the proceeds from non-convertible debentures have been utilised to partially repay the term loan balance to an extent of INR 3,075. On 2 November 2020, the remaining amount of INR 103.37 (including accrual of interest till such date) has been repaid.

(iii) During the year ended 31 March 2021, the Group has availed moratorium on the following loans for a period of 90 days, which have been repaid:

Company Name	Lender	Moratorium availed on		Original due date
		Principal	Interest
Ostro Mahawind Power Private Limited	Barclays Bank Plc.	4,165	—	31 May 2020
Vivasvat Solar Energy Private Limited	Indian Renewable Energy Development Association	—	5	30 April 2020
		—	5	31 May 2020
		—	5	30 June 2020
ReNew Solar Power Private Limited		—	5	30 June 2020
		—	5	31 July 2020
		—	5	30 April 2020
		—	5	31 May 2020
ReNew Wind Energy (Varekarwadi) Private Limited	PTC Financial Services	—	5	1 July 2020
		—	5	1 August 2020

(c) The Group during the year has prepaid borrowings arrangements including loan from banks, loans from financial institutions and non convertible debentures amounting to INR 41,362. These arrangements have been subsequently refinanced in May 2021.

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(c) The details of non convertible debentures (secured) are as below:

Listing status	Debenture Series	Face value per NCD (INR)	Numbers of NCDs outstanding		Outstanding amount		Nominal interest	Earliest redemption date	Last date of repayment	Terms of repayment
			As at 31 March 2021	As at 31 March 2020	As at 31 March 2021	As at 31 March 2020
Non listed	Not applicable	1,000,000	1,026	1,133	1,026	1,133	9.41%	30-Jun-20	30-Sep-30	Quarterly
Non listed	Not applicable	1,000,000	4,966	5,222	4,966	5,222	9.60%	30-Jun-20	31-Mar-23	Quarterly
Non listed	Series 1	1,000,000	1,778	1,850	1,778	1,850	9.60%-9.95%	30-Jun-20	31-Mar-23	Quarterly
Non listed	Series 2	1,000,000	3,071	3,236	3,071	3,236	9.60%-9.95%	30-Jun-20	31-Mar-23	Quarterly
Non listed	Not applicable	1,000,000	2,844	2,955	2,844	2,955	9.95%	30-Jun-20	31-Mar-23	Quarterly
Listed	Not applicable	1,000,000	3,370	3,660	3,370	3,660	9.75%	30-Sep-20	31-Mar-33	Half yearly
Listed	Series-1	1,000,000	474	500	474	500	8.55%	30-Sep-20	30-Sep-34	Half yearly
Listed	Series-2	1,000,000	2,161	2,278	2,161	2,278	8.65%	30-Sep-20	30-Sep-34	Half yearly
Listed	Series-3	1,000,000	3,867	4,075	3,867	4,075	8.75%	30-Sep-20	30-Sep-34	Half yearly
Non listed	Not applicable	1,000,000	—	5,040	—	5,040	14.85%	31-May-21	15-Nov-25	Quarterly
Non listed	Not applicable	1,000,000	2,000	2,000	2,000	2,000	12.50%	27-Oct-22	27-Oct-22	Bullet
Listed	Not applicable	1,000,000	—	5,060	—	5,060	12.68%	26-Feb-21	26-Feb-21	Bullet
Non listed	Not applicable	1,000,000	2,000	2,000	2,000	2,000	11.96%	28-Sep-22	28-Sep-22	Bullet
Non listed	Not applicable	1,000,000	—	2,000	—	2,000	12.41%	31-Oct-22	31-Oct-22	Bullet
Non listed	Not applicable	1,000,000	—	1,210	—	1,210	9.18%	30-Nov-22	30-Nov-22	Bullet
Non listed	Not applicable	1,000,000	3,210	3,210	3,210	3,210	9.45%	30-Jul-25	30-Jul-25	Bullet
Non listed	Not applicable	1,000,000	3,738	—	3,738	—	8.55%	31-Aug-22	31-Aug-22	Bullet
Non listed	Not applicable	1,000,000	9,000	—	9,000	—	9.25%	30-Mar-22	30-Mar-22	Bullet
Non listed	Not applicable	1,000,000	5,159	—	5,159	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,747	—	1,747	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,674	—	1,674	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	440	—	440	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	5,948	—	5,948	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	2,972	—	2,972	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,197	—	1,197	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,189	—	1,189	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,188	—	1,188	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,199	—	1,199	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,196	—	1,196	—	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,548	—	1,548	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	6,765	—	6,765	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	3,835	—	3,835	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	11,721	—	11,721	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	1,736	—	1,736	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	3,663	—	3,663	—	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	4,432	—	4,432	—	6.03%	22-Aug-26	22-Aug-26	Bullet

Total (gross)					101,114	45,429
Transaction cost					(530)	(218)

Total					100,584	45,211

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

20	Lease liabilities

	As at 31 March 2021	As at 31 March 2020
Non-current
Lease liabilities (refer note 41)	1,782	1,387

	1,782	1,387

Current
Lease liabilities (refer note 41)	330	259

Total	330	259

21	Other financial liabilities

	As at 31 March 2021	As at 31 March 2020
Non-current
Interest accrued but not due on debentures	132	—

	132	—

Current
Financial guarantee contracts	78	—

Financial liabilities at amortised cost
Current maturities of long term interest-bearing loans and borrowings (refer note 19)*	30,454	22,926

Others
Interest accrued but not due on borrowings	1,686	1,692
Interest accrued but not due on debentures	1,211	371
Capital creditors	9,001	8,926
Purchase consideration payable	191	272
Other payables	1	109

Total	42,622	34,296

*‘ For all long-term loan arrangements the Group has complied with the debt covenants except for long-term loan arrangements amounting to INR 10,341 as at 31 March 2021 (31 March 2020: INR 2,916), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified the liability as current. Further, for such borrowings outstanding as at 31 March 2021, the Group has received waiver for borrowings amounting to INR 6,446 and applied for waiver amounting to INR 3,664 (31 March 2020: the Group had subsequently received waiver from the lenders and the loan was fully repaid in November 2020).

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

22	Deferred government grant

	As at 31 March 2021	As at 31 March 2020
Opening balance	848	891
Adjustment during the year	(58)	(6)
Released to the statement of profit or loss	(32)	(37)

Total	758	848

Current	39	38
Non-current	719	810

	758	848

23	Employee benefit liabilities

	As at 31 March 2021	As at 31 March 2020
Non-current
Provision for gratuity (refer note 40)	143	103

Total	143	103

Current
Provision for gratuity (refer note 40)	7	5
Provision for leave encashment	143	84
Share based payment liability (refer note 42(c))	102	—

Total	252	89

24	Contract liabilities

	As at 31 March 2021	As at 31 March 2020
Non-current
Deferred revenue	1,364	—

Total	1,364	—

Current
Deferred revenue	61	1

Total	61	1

The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. The significant increase in contract liabilities in the year ended 31 March 2021 is due to receipt of approval of cost over-run which the Group has included as part of transaction price. The contract liabilities have been recognised at the present value of estimated cash flows and it will be recognised as revenue when the Group satisfies its performance obligations under the contract, which are expected to be recognised on straight-line basis over a period of 23 years (refer note 30(c)).

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

25	Provisions

	As at 31 March 2021	As at 31 March 2020
Non-current
Provision for decommissioning costs	13,686	11,950

Total	13,686	11,950

Current
Others	—	4

Total	—	4

Provision for decommissioning costs
As at 1 April 2019	10,377
Arised during the year	1,049
Unwinding of discount and changes in discount rate	524

As at 31 March 2020	11,950
Arised during the year	1,071
Unwinding of discount and changes in discount rate	744
Acquisition of subsidiary	21
Disposal of subsidiary	(100)

As at 31 March 2021	13,686

Decommissioning costs

Provision has been recognised for decommissioning costs associated with premises taken on leases wherein the Group is committed to decommission the site as a result of construction of wind and solar power projects.

26	Other liabilities

	As at 31 March 2021	As at 31 March 2020
Non-current
Provision for operation and maintenance equalisation	2,736	2,938
Security deposit received	—	2
Others	11	12

Total	2,747	2,952

Current
Provision for operation and maintenance equalisation	490	435
Other payables
TDS payable	1,389	1,272
GST payable	367	331
Labour welfare fund payable	1	1
Provident fund payable	19	15

Total	2,266	2,054

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

27	Interest-bearing loans and borrowings

	As at 31 March 2021	As at 31 March 2020
Working capital term loan (secured)	5,525	5,630
Loan from bank (secured)	—	1,229
Acceptances (secured)	2,169	603
Buyer’s / supplier’s credit (secured)	2,949	4,496
Loan from related party (unsecured) (refer note 44)	—	190

Total #	10,643	12,148

Working capital term loan (secured)

The term loan from bank carries interest at 8% to 9.75% per annum. The same is repayable with a bullet payment at the end of the tenure i.e. 30-365 days. It is secured by first charge by way of hypothecation entire movable properties of the borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Loan from bank (secured)

The loan carries interest at 10.35% per annum The same is repayable with a bullet payment at the end of one year from the date of disbursement. It is secured by first pari-passu charge over all present and future movable property, plant and equipment and current assets of the project, hypothecation on escrow/trust and retention account in relation to the project, first pari-passu charge on all project contracts and pledge of 51% of the equity and preference share capital of the respective borrower.

Acceptances (secured)

Acceptances are secured by pari-passu charge over all present and future current assets and movable fixed assets of the Company of respective projects for which such acceptances are taken. Discount rate of acceptances ranges from 2.23% to 5.90%. The maturity period ranges from 3-12 months.

Buyer’s / supplier’s credit (secured)

Buyer’s / supplier credit carries an interest rate of 12 month Libor plus 40 bps is secured by first pari-passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and all intangibles assets, assignment of all rights, title, interests, benefits, claims etc. of project documents, PPA, and insurance contracts of the Group. Creation of charge by way of mortgage and assignment is under process. These are repayable in bullet payments. The maturity period ranges from 3-12 months.

Loan from related party (unsecured)

Unsecured loan from related party is repayable on demand and carries interest at 8% per annum.

#

Certain borrowings included above are guaranteed by the Parent on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

28	Trade payables

	As at 31 March 2021	As at 31 March 2020
Trade payables	3,245	3,733

Total	3,245	3,733

Trade payables are non-interest bearing in nature. For explanations on the Group’s liquidity risk management processes, refer to note 48.

29	Derivative instruments

	As at 31 March 2021	As at 31 March 2020
Financial liabilities at FVTOCI - cash flow hedges
Derivative instruments	1,070	—

Total	1,070	—

30	Revenue from contracts with customers

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Sale of power	47,673	47,759	42,969
Sale of services - management shared services (refer note 44)	14	15	27
Income from engineering, procurement and construction service	434	543	82
Sale of services - operation and maintenance services (refer note 44)	37	16	—
Sale of services - consultancy service	26	—	—
Income from sale of renewable energy certificates	3	79	66

Total	48,187	48,412	43,144

The Group during the year ended 31 March 2021 recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR 386 (31 March 2020: INR 82, 31 March 2019: INR 61).

a)	The location for all of the revenue from contracts with customers is India.

b)	The timing for all of the revenue from contracts with customers is over time.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

c)

The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended 31 March 2021, on receipt of approval of cost over-run of INR 1,472 (31 March 2020: INR Nil), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 1,266 (31 March 2020: INR 4,236) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved, the Group during the year ended 31 March 2021 has recognised revenue of INR 48 (31 March 2020: INR Nil).

d)	Transaction price - remaining performance obligation

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognised as at the end of the reporting period and an explanation as to when the Group expects to recognise these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts as the revenue recognised corresponds directly with the value to the customer of the entity’s performance completed to date. The cost over-runs which are pending approval of customers has been excluded for this disclosure because it was not included in the transaction price. These cost over-runs were excluded from the transaction price in accordance with the guidance on constraining estimates of variable consideration.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied), other than those where Group has elected the practical expedient available under IFRS 15 as mentioned above is approximately INR 39,801 as at 31 March 2021. Out of this, the group expects to recognise revenue of approximately 4% within the next one year and the remaining thereafter. The remaining performance obligations expected to be recognised relate to the supply of power under power purchase agreements that is to be satisfied as the Group performs for the remaining term of contract. The above disclosure excludes amount recognised as contract liabilities as per note 24.

e)	Contract balances

	As at 31 March 2021	As at 31 March 2020	As at 1 April 2019
Trade receivables (refer note 10)	35,980	25,914	19,176
Contract assets (refer note 13)	86	25	1
Contract liabilities (refer note 24)	1,425	1	4

31	Other operating income

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Income from leases	80	63	176
Income from sale of emission reduction certificates	—	15	—

Total	80	78	176

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

32	Finance income

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Interest income accounted at amortised cost
- on fixed deposit with banks	1,563	2,044	1,393
- on trade receivables	114	—	—
- others	212	135	78
Gain on settlement of financial liabilities*	1,465	—	—

Total	3,354	2,179	1,471

*	Represents gain on derecognition of long term interest-bearing loans and borrowings accounted for using amortised cost method on account of reduction in premium on redemption due to early repayment.

33	Other income

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Government grant
- generation based incentive	1,846	2,098	2,288
- viability gap funding	32	37	39
Compensation for loss of revenue	431	89	379
Gain on sale of intangibles	0	219	—
Insurance claim	63	34	41
Fair value change of mutual fund (including realised gain)	—	—	272
Fair value gain on investment (refer note 54)	27	—	77
Income tax refund	160	—	—
Gain on derivative instruments designated as cash flow hedge (net)	16	—	—
Miscellaneous income	295	157	15

Total	2,870	2,634	3,111

34	Employee benefits expense

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Salaries, wages and bonus	949	785	728
Contribution to provident and other funds	50	37	41
Share based payments (refer note 42)	203	72	183
Gratuity expense (refer note 40)	15	13	13
Staff welfare expenses	42	44	43

Total	1,259	951	1,008

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

35	Depreciation and amortisation

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Depreciation of property, plant and equipment (refer note 5)	10,615	9,865	8,187
Amortisation of intangible assets (refer note 6)	1,166	1,145	1,118
Depreciation of right of use assets (refer note 7)	245	230	191

Total	12,026	11,240	9,496

36	Other expenses

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Legal and professional fees	790	686	898
Corporate social responsibility	82	73	53
Travelling and conveyance	148	163	151
Lease rent relating to short term leases	22	24	23
Director’s commission	15	9	15
Printing and stationery	3	2	2
Rates and taxes	235	191	158
Payment to auditors	63	51	72
Insurance	527	201	148
Operation and maintenance	3,935	3,488	2,667
Repair and maintenance	104	65	23
Loss on sale/damage of property plant and equipment	205	104	197
Bidding expenses	12	26	22
Advertising and sales promotion	30	22	8
Impairment of capital work in progress	39	—	—
Security charges	241	195	176
Communication costs	36	31	26
Impairment loss on assets of disposal group held for sale (refer note 39)	408	—	—
Impairment allowances for financial assets	416	82	61
Miscellaneous expenses	271	252	103

Total	7,582	5,665	4,804

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

37	Finance costs

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Interest expense on (accounted at amortised cost)
- term loans	14,916	14,575	12,402
- loan from related party (refer note 44)	19	15	12
- acceptance	49	499	667
- buyer’s/supplier’s credit	68	420	1,159
- on working capital demand loan	252	602	331
- non convertible debentures	5,274	6,140	6,485
- compulsorily convertible debentures (unsecured)	60	59	78
- commercial papers	—	11	405
- senior secured notes	10,791	7,938	4,357
- lease liabilities	113	105	26
- compulsory convertible preference shares	3,361	2,230	—
- others	9	17	16
Bank charges	428	411	376
Option premium amortisation*	1,773	1,119	69
Loss on settlement of derivative instruments designated as cash flow hedge (net)*	76	302	304
Unwinding of discount on provisions	745	524	329
Unamortised ancillary borrowing cost written off#	347	520	523

Total	38,281	35,487	27,538

*

Reclassification of option premium amortisation on derivative instruments and loss on settlement of derivative instruments designated as cash flow hedge from other expenses to finance costs within the statement of profit or loss

The Group re-assessed classification of option premium amortisation on derivative instruments and loss on settlement of derivative instruments designated as cash flow hedge. The Group had previously classified these items under the head other expenses (note 36) in the statement of profit or loss. During the current financial year, the Group elected to change the classification of these items under the head finance costs in the statement of profit or loss, as the Group believes that such a reclassification provides more relevant information to the users of its financial statements given that it is aligned to practices adopted by its competitors. In addition, the derivative instruments are obtained to mitigate the currency risk on foreign currency interest-bearing loans and borrowings and accordingly classifying the same under head finance cost would be a more reliable presentation.

The Group applied this reclassification retrospectively and has an effect on the current and previous years presented. This reclassification has resulted in an increase in finance costs by INR 1,849 for the year ended 31 March 2021 (31 March 2020: INR 1,421, 31 March 2019: INR 373) with corresponding decrease in other expenses for the respective years. The reclassification has no impact on the profit/(loss) and basic and diluted earnings per share of the Group for the years ended 31 March 2021, 2020 and 2019.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

This reclassification has resulted in increase in cash outflows from financing activities by INR 1,293 (31 March 2020: INR 1,119, 31 March 2019: INR 69) with a corresponding increase of cash inflows from operating activities for the year ended 31 March 2021, 2020 and 2019.

#	Represents transaction cost on long term interest-bearing loans and borrowings charged to the statement of profit or loss on account of derecognition due to substantial modification.

38	Earnings / (loss) per share

The following reflects the profit and share data used for the basic and diluted EPS computations:

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
(Loss) / profit attributable to equity holders for basic earnings	(7,818)	(2,696)	2,646

	(7,818)	(2,696)	2,646

(Loss) / profit attributable to equity holders of parent for basic EPS	(7,818)	(2,696)	2,646
Weighted average number of equity shares for calculating basic EPS	483,921,868	459,201,195	379,797,836
Basic (loss) / earnings per share (in INR)	(16.16)	(5.87)	6.97

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Loss / profit attributable to equity holders of parent for diluted EPS	(7,818)	(2,696)	2,646
Weighted average number of equity shares for calculating diluted EPS	483,921,868	459,201,195	385,804,858

Diluted loss / earnings per share* (in INR)	(16.16)	(5.87)	6.86
Weighted average number of equity shares in calculating basic EPS	379,924,556	379,924,556	379,797,836

Effect of dilution in calculating basic EPS and diluted EPS
Compulsory convertible preference shares	103,997,312	79,276,639	—

Weighted average number of equity shares in calculating basic EPS	483,921,868	459,201,195	379,797,836

Effect of dilution in calculating diluted EPS
Convertible equity for employee stock option plan	7,476,734	4,866,286	6,007,022

Weighted average number of equity shares in calculating diluted EPS	491,398,602	464,067,481	385,804,858

*	Since the effect of conversion of employee stock option plan was anti-dilutive in the years ended 31 March 2021 and 2020, it has not been considered for the purpose of computing diluted EPS.

The Group has elected to provide EPS figures for the puttable instruments as referred to in Note 17A.

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

39	Disposal of subsidiary

On 28 September 2020, the board of directors approved the plan to sell 300 MW Pavagada solar project housed in Adyah Solar Energy Private Limited (Adyah Solar), a wholly owned subsidiary which falls under Solar power reportable segment. The Group has entered into a sale and purchase agreement dated 31 October 2020 for sale of 100% shareholding in Adyah Solar to Ayana Renewable Power Private Limited. At 28 September 2020, the loss of control over Adyah Solar within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the entity were classified as held for sale. The transaction was completed on 15 February 2021.

The total consideration for sale was as INR 5,549 and the net assets of the entity were INR 5,957 excluding deferred tax assets of INR 306. Since total consideration for sale is lower than net assets of the entity disposed, the Group had derecognised deferred tax assets of INR 306, with the corresponding amount recognised under deferred tax in the consolidated statement of profit or loss.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

a)	Assets and liabilities of Adyah Solar at the date of disposal

Particulars		As at 15 February 2021
Assets
Property, plant and equipment		14,383
Right of use assets		1,571
Trade receivables		621
Bank balances other than cash and cash equivalents		392
Cash and cash equivalents		16
Other non-current assets		10
Prepayments (non-current)		37
Other current financial assets		2
Other current assets		25

Total assets	(a)	17,057
Liabilities
Interest-bearing loans and borrowings		10,336
Others non-current financial liabilities		596
Long term provisions		100
Others current financial liabilities		48
Other current liabilities		20

Total liabilities	(b)	11,100

Net assets sold	(c) = (a) - (b)	5,957

Total consideration	(d)	5,549
Total impairment loss on assets of disposal group held for sale (presented under other expenses in statement of profit or loss)	(d) = (c) - (d)	408
Consideration satisfied by:
Cash and cash equivalents		3,613
Deferred consideration receivable		1,936

		5,549

The deferred consideration represents the fair value of consideration receivable and the same is contractually recoverable on the receipt of safeguard duty claims under change in law clause by Adyah Solar from its customers. This consideration is expected to be settled in cash by the purchaser by 31 March 2022. Considering the period involved, impact of time value of money is minimal.

There is no reclassification of amounts from OCI relating to Adyah Solar.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

c)	The results of Adyah Solar included in statement of profit or loss were as follows:

	For the year ended
	31 March 2021	31 March 2020
Income	2,372	1,998
Expenses	(2,718)	(2,563)

Loss before tax	(346)	(565)
Income tax expense	229	113

Loss for the year	(117)	(452)

In accordance with the IFRS 5, depreciation and amortisation on the assets of Adyah Solar Energy Private Limited ceased as at 28 September 2020.

d)	Impact on cash flow statement

During the year ended 31 March 2021, Adyah Solar contributed INR 1,120 (31 March 2020: INR 1,061) to the Group’s net operating cash flows, INR 206 (31 March 2020: paid INR 2,770) in respect of investing activities and paid INR 1,354 (31 March 2020: contributed INR 1,727) in respect of financing activities.

Net cash inflow arising on disposal:
Consideration received in cash and cash equivalents	3,613
Less: cash and cash equivalents disposed	(16)

3,597

40	Gratuity and other post-employment benefit plans

Retirement benefit in the form of provident fund is a defined contribution scheme. The contributions to the provident fund are charged to the statement of profit or loss for the year when the contributions are due. The Group has no obligation, other than the contribution payable to the provident fund.

The Group has a defined benefit gratuity plan. Gratuity is computed as 15 days’ salary, for every completed year of service or part thereof in excess of 6 months and is payable on retirement/termination/resignation. The benefit vests on the employees after completion of 5 years of service. The Gratuity liability has not been externally funded. Group makes provision of such gratuity liability in the books of accounts on the basis of actuarial valuation as per the projected unit credit method.

The following tables summarise the components of net benefit expense recognised in the statement of profit or loss and the unfunded status and amounts recognised in the statement of financial position for gratuity.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

a) Statement of profit or loss and OCI

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Net employees benefit expense recognised in employee cost
Current service cost	31	25	25
Interest cost on benefit obligation	7	6	5

Net benefit expense*	38	31	30

* This amount is inclusive of amount capitalised in different projects.

Net (expense) / income recognised in OCI	(8)	(13)	14

b) Statement of financial position

	As at 31 March 2021	As at 31 March 2020
Defined benefit liability
Present value of unfunded obligation	150	108

Net liability	150	108

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	108	75	53
Current service cost	31	25	25
Interest cost	7	6	5
Benefits paid	(6)	(10)	(0)
Liabilities assumed / (settled)	—	(1)	—
Remeasurements during the year due to:
- Experience adjustments	7	2	(14)
- Change in financial assumptions	—	11	—
- Change in demographic assumptions	—	0	(0)
Liabilities net of planned assets assumed under business combination	3	—	—
Assets extinguished on curtailments/settlements	—	—	6

Closing defined benefit obligation	150	108	75

Since the entire amount of plan obligation is unfunded therefore changes in fair value of plan assets, categories of plan assets as a percentage of the fair value of total plan assets and Group’s expected contribution to the plan assets for the next year is not given.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

c) Principal assumptions used in determining gratuity obligations

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Discount rate	6.85%	6.85%	7.75%
Salary escalation	10.00%	10.00%	10.00%

The estimates of future salary increases considered in actuarial valuation take account of inflation, total amount of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

Particulars	Change in assumptions	For the year ended
		31 March 2021	31 March 2020	31 March 2019
Discount rate	+ 0.5%	141	110	66
	- 0.5%	159	97	76
Salary escalation	+ 0.5%	156	110	74
	- 0.5%	144	97	67

The sensitivity analysis above has been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

d) Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

Maturity profile	As at 31 March 2021	As at 31 March 2020
Within next 12 months	7	5
From 2 to 5 years	37	27
From 6 to 9 years	40	36
10 years and beyond	330	226

The weighted average duration to the payment of these cash flows is 13 years (31 March 2020: 13.32 years).

e) Risk analysis

The Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:

i) Inflation risk: Currently the Group has not funded the defined benefit plans. Therefore, the Group will have to bear the entire increase in liability on account of inflation.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

ii) Longevity risk / life expectancy: The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan liability.

iii) Salary growth risk: The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan liability.

Defined contribution plan

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Contribution to provident fund and other fund charged to statement of profit or loss (inclusive of amount capitalised in different projects)	108	89	70

41	Leases

The Group has entered into leases for its offices and leasehold lands. These leases generally have lease terms of 5 to 30 years. The Group also has certain leases of regional offices and office equipment with lease terms of 12 months or less and lease of office equipments with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. Set out below are the carrying amounts of lease liabilities carried at amortised cost and the movements during the year:

	For the year ended
Particulars	31 March 2021	31 March 2020	31 March 2019
Opening balance	1,646	1,436	1,034
Additions	1,101	410	1,943
Acquisition of subsidiary	17	—	—
Capitalised during the year	105
Accretion of interest	113	147	125
Lease modification during the year	(26)	—	—
Disposal of subsidiary	(596)	—	—
Payments	(248)	(347)	(1,666)

Closing balance	2,112	1,646	1,436

Current	330	259	347
Non-current	1,782	1,387	1,089

Notes:

a)	There are no restrictions or covenants imposed by leases.
b)	Refer note 36 for rental expense recorded for short-term leases and low value leases.
c)	There are no amounts payable toward variable lease expense recognised for the years ended 31 March 2021, 2020 and 2019.
d)	The maturity analysis of lease liabilities are disclosed in note 48.
e)	There are no leases which have not yet commenced to which the lessee is committed.
f)	The effective interest rate for lease liabilities is 10.40%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

42	Share based payment

a) Equity settled share-based payment transactions

The Group has five share-based payment schemes for its employees:

2018 Stock Option Plan, 2017 Stock Option Plan, 2016 Stock Option Plan, 2014 Stock Option Plan and 2011 Stock Option Plan (‘Group Stock Option Plans’) approved by the board. According to the ESOP schemes, the employee selected by the compensation committee from time to time will be entitled to options as per grant letter issued by the committee, subject to satisfaction of prescribed vesting conditions.

The relevant terms of the ESOP schemes are as below:

Plans	2018 Stock Option Plan Modified (new plan)	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
Grant date	16 August 2019	Multiple	Multiple	Multiple	Multiple	Multiple
Vesting period	Time linked vesting: Grants will vest in 5 years on quarterly basis which shall commence one year after the date of grant of options

Time linked vesting: 50 % of grants will vest in 5 years as follows:

i) One year from the date of grant, the Options for the first four quarters shall vest immediately.

ii) Thereafter, vesting will continue on a quarterly basis for the unvested Options.

Remaining 50% will vest at the end of 5 years from the date of grant.

Time linked vesting: 50 % of grants will vest in 5 years as follows:

i) One year from the date of grant, the Options for the first four quarters shall vest immediately.

ii) Thereafter, vesting will continue on a quarterly basis for the unvested Options.

Remaining 50% will vest at the end of 5 years from the date of grant.

Time linked vesting: 5 years on quarterly basis effective from 1 December 2015 on completion of one year from the date of grant, the Options for the first seven quarters shall vest immediately. Thereafter, vesting will continue on quarterly basis for the unvested Options commencing from 1 December 2017.

Performance linked vesting:

The Options shall vest annually and shall be prorated over a period of 3 years from the date of grant and shall be subject to the EBITDA achieved by the Company for the last completed financial year. The vesting of the Options shall take place at the end of the first anniversary of the date of grant (Vesting date) and thereafter on 31 March 2018 and 31 March 2019 or at a later date when the audited financial statements of the Company are available.

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of grant of option	Time linked vesting: 5 years from the grant date
Exercise period	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting
Exercise price	INR 400	INR 400, INR 415 and INR 420	INR 340	INR 205	INR 100 and 131	INR 100
Expiry date	16 August 2029	24 April 2028 to 31 December 2030	10 April 2027 to 25 February 2028	30 September 2026	31 December 2022 to 01 January 2025	30 September 2021 to 31 December 2022
Settlement type	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled
Number of options outstanding as at (in million):

31 March 2020	1	1	10	2	3	1
31 March 2021	1	1	9	1	2	1

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The movement of options outstanding under the share-based payment schemes are summarised below:

	Number of options (in million)
Particulars	31 March 2021	31 March 2020	31 March 2019
Outstanding at the beginning of the year	18	19	21
Granted during the year	1	1	1
Forfeited during the year	(0)	(2)	(0)
Repurchase during the year	(3)	—	—
Exercised during the year	—	—	(3)

Outstanding at the end of the year	16	18	19

Exercisable at the end of the year	8	9	9

•	The weighted average exercise price of these options outstanding was INR 303 for the year ended 31 March 2021 (31 March 2020: INR 280, 31 March 2019: INR 258).

•	The weighted average exercise price of these options granted during the year was INR 404 for the year ended 31 March 2021 (31 March 2020: INR 400, 31 March 2019: INR 415).

•	There were no options exercised during the years ended 31 March 2021 and 2020. The weighted average exercise price of options exercised during 31 March 2019: INR 205.

•	The weighted average exercise price of these options forfeited during the year was INR 395 for the year ended 31 March 2021 (31 March 2020: INR 189, 31 March 2019: INR 290).

•

The weighted average exercise price of these options repurchased during the year was INR 157 for the year ended 31 March 2021 (No options were repurchased during the years ended 31 March 2020 and 2019)

•	The weighted average exercise price of exercisable options was INR 250 for the year ended 31 March 2021 (31 March 2020: INR 206, 31 March 2019: INR 178).

•	The weighted average remaining contractual life of options outstanding as at 31 March 2021 was 5.75 years (31 March 2020: 6.30 years).

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The following tables list the inputs to the models used for the years ended 31 March 2021, 2020 and 2019, respectively:

	For the year ended
Particulars	31 March 2021	31 March 2020	31 March 2019
Dividend yield (%)	3.4%	2.9%	1.5%
Expected volatility (%)	22%	23%	15%
Risk–free interest rate (%)	4.16% - 5.92%	6.53%	7.70% - 8.12%
Weighted average remaining contractual life of options granted during current period	9.44 years	9.37 years	9.47 years
Weighted average share price (in INR)	471	415	415
Weighted average fair value (in INR)	133.01	110.43	121.84

•	The fair value of share options granted is estimated at the date of grant using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted.

•

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

b) Repurchase of vested stock options

During the year ended 31 March 2021, the Group undertook a one-time partial liquidity scheme for outstanding ESOPs, wherein, maximum 40% options vested as on 31 July 2020 out of options granted up to 31 March 2018 were eligible for surrender for INR 420 per option. The total number of options opted by employees for surrender were 2,592,557 options. Settlement has been done by the Group in the form of ex-gratia payment equal to value accreted against the surrendered options subject to and net of applicable tax deduction at source. All applicable taxes are to be borne by the employee. Surrendered options are subject to value adjustment in case Group or any of its holding company issues primary securities or on signing of any definitive agreements before 31 July 2021 at higher / lower than INR 420 per share (adjusted for capital restructurings, consolidations, split etc.). Actual adjustments for upside or downside will be settled post completion of the deal. Upsides shall accrue to an employee only if they continue in employment as of 31 July 2021. Employee shall be liable for downside value adjustment even if he or she ceased employment If no deal is completed by 31 October 2021, the deal will be disregarded for adjustments.

The details of repurchase of vested stock options are as follows:

Particulars	Amount
Total consideration paid for repurchase of vested stock options (a)	681
Fair value of the vested stock options repurchased, measured at the repurchase date, recognised in equity* (b)	650
Excess consideration paid recognised in statement of profit or loss (a) - (b)	31

*

The fair value of vested stock options was estimated at the date of repurchase using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted using following inputs as at 31 July 2021.

Particulars	31 March 2021
Share price per share at measurement date	420
Expected volatility	22%
Dividend yield	3.40%
Risk-free interest rate	4.16% - 5.92%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

c) Cash settled share based payments arising out of a one-time partial liquidity scheme (refer note b above)

The carrying amount of the liability (included in employee benefit liabilities) relating to the cash settled share based payments at 31 March 2021 was INR 102 (31 March 2020: INR Nil). No cash settled share based payments had vested or forfeited at 31 March 2021 and 2020, respectively. Outstanding cash settled options as at 31 March 2021 are 2,592,557. None of the cash settled options are exercisable as at 31 March 2021.

The fair value of the cash settled share based payments was determined using the Black-Scholes model using the following inputs as at 31 March 2021:

Particulars	31 March 2021
Share price per share at measurement date	420
Expected volatility	22%
Dividend yield	3.40%
Risk-free interest rate	4.16% - 5.92%

•

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

d) Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the year ended
Particulars	31 March 2021	31 March 2020	31 March 2019
Expense arising from equity-settled share-based payment transactions	189	206	316
Expense arising from repurchases vested stock options	31	—	—
Expense arising from cash settled share based payments transactions	102	—	—

Total expense arising from share-based payment transactions*	322	206	316

*	This amount is inclusive of amount capitalised in different projects.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

43	Group information

(a) Subsidiaries

The group’s subsidiaries are set out below. Unless otherwise stated, they have equity share capital that are held directly held by the group, and the proportion of ownership interests held equals to the voting rights held by the group. The country of incorporation is also their principal place of business.

S.No	Name of companies	Holding company	Country of incorporation	As at 31 March 2021	As at 31 March 2020
1	ReNew Wind Energy (AP 3) Private Limited	ReNew Power Private Limited	India	100%	100%
2	ReNew Solar Power Private Limited^	ReNew Power Private Limited	India	100%	100%
3	ReNew Wind Energy (MP) Private Limited	ReNew Power Private Limited	India	100%	100%
4	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Power Private Limited	India	100%	100%
5	ReNew Wind Energy Delhi Private Limited	ReNew Power Private Limited	India	100%	100%
6	ReNew Wind Energy (Jamb) Private Limited	ReNew Power Private Limited	India	100%	100%
7	ReNew Wind Energy (Devgarh) Private Limited	ReNew Power Private Limited	India	100%	100%
8	ReNew Wind Energy (AP) Private Limited*	ReNew Power Private Limited	India	70%	66%
9	Narmada Wind Energy Private Limited	ReNew Power Private Limited	India	100%	100%
10	ReNew Wind Energy (Sipla) Private Limited	ReNew Power Private Limited	India	100%	100%
11	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
12	ReNew Solar Energy (Jharkhand Three) Private Limited*	ReNew Solar Power Private Limited	India	51%	51%
13	ReNew Solar Energy (Jharkhand Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
14	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
15	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Power Private Limited	India	100%	100%
16	Abaha Wind Energy Developers Private Limited	ReNew Power Private Limited	India	100%	100%
17	ReNew Solar Energy Private Limited^	ReNew Power Private Limited	India	100%	100%
18	ReNew Wind Energy (TN) Private Limited	ReNew Power Private Limited	India	100%	100%
19	ReNew Wind Energy (Budh 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
20	ReNew Wind Energy (MP One) Private Limited	ReNew Power Private Limited	India	100%	100%
21	ReNew Solar Energy (Telangana) Private Limited*	ReNew Solar Power Private Limited	India	51%	51%
22	ReNew Power Services Private Limited^$	ReNew Power Private Limited	India	100%	100%
23	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
24	ReNew Wind Energy (Shivpur) Private Limited	ReNew Power Private Limited	India	100%	100%
25	ReNew Wind Energy (Karnataka) Private Limited*	ReNew Power Private Limited	India	71%	64%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

S.No	Name of companies	Holding company	Country of incorporation	As at 31 March 2021	As at 31 March 2020
26	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
27	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
28	ReNew Saur Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
29	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
30	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
31	ReNew Saur Shakti Private Limited (Formerly known as Surya Prakash Urja Bhoomi Private Limited)	ReNew Solar Power Private Limited	India	100%	100%
32	ReNew Agni Power Private Limited (Formerly known as Bhanu Dhara Kiran Private Limited)	ReNew Solar Power Private Limited	India	100%	100%
33	ReNew Mega Solar Power Private Limited (Formerly known as Sun Season Private Limited)*	ReNew Solar Power Private Limited	India	51%	51%
34	ReNew Wind Energy (Rajasthan 2) Private Limited	ReNew Power Private Limited	India	100%	100%
35	ReNew Wind Energy (MP Two) Private Limited	ReNew Power Private Limited	India	100%	100%
36	ReNew Wind Energy (Jath Three) Private Limited	ReNew Power Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
38	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
39	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
40	ReNew Wind Energy (AP2) Private Limited	ReNew Power Private Limited	India	100%	100%
41	ReNew Wind Energy (Orissa) Private Limited	ReNew Power Private Limited	India	100%	100%
42	ReNew Wind Energy (AP 4) Private Limited	ReNew Power Private Limited	India	100%	100%
43	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Power Private Limited	India	100%	100%
44	ReNew Wind Energy (Welturi) Private Limited	ReNew Power Private Limited	India	100%	100%
45	ReNew Solar Services Private Limited^$ (Formerly known as ReNew Wind Energy (Vaspet 4) Private Limited)	ReNew Solar Energy Private Limited	India	100%	100%
46	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
47	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Power Private Limited	India	100%	100%
48	ReNew Solar Energy (Karnataka) Private Limited*	ReNew Solar Power Private Limited	India	100%	100%
49	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
50	ReNew Wind Energy (Rajkot) Private Limited	ReNew Power Private Limited	India	100%	100%
51	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Power Private Limited	India	100%	100%
52	ReNew Akshay Urja Limited (Formerly known as ReNew Akshay Urja Private Limited)*	ReNew Solar Power Private Limited	India	100%	56%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

S.No	Name of companies	Holding company	Country of incorporation	As at 31 March 2021	As at 31 March 2020
53	ReNew Wind Energy (Jath) Limited (Formerly known as ReNew Wind Energy (Jath) Private Limited)	ReNew Power Private Limited	India	100%	100%
54	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Power Private Limited	India	100%	100%
55	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Power Private Limited	India	100%	100%
56	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
57	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Power Private Limited	India	100%	100%
58	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Distributed Solar Energy Private Limited^	ReNew Solar Energy Private Limited	India	100%	100%
62	ReNew Distributed Solar Services Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
63	ReNew Distributed Solar Power Private Limited^	ReNew Solar Energy Private Limited	India	100%	100%
64	ReNew Surya Mitra Private Limited*^	ReNew Solar Energy Private Limited	India	68%	1%
65	ReNew Surya Prakash Private Limited^	ReNew Solar Energy Private Limited	India	100%	100%
66	ReNew Saur Vidyut Private Limited^	ReNew Solar Energy Private Limited	India	100%	100%
67	ReNew Solar Daylight Energy Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
68	ReNew Solar Sun Flame Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
69	ReNew Power Singapore Pte. Ltd.	ReNew Power Private Limited	Singapore	100%	100%
70	Abha Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	Nokor Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	Izra Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Vivasvat Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	Nokor Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Adyah Solar Energy Private Limited@	ReNew Solar Power Private Limited	India	—	100%
78	ReNew Transmission Ventures Private Limited	ReNew Power Private Limited	India	100%	100%
79	Helios Infratech Private Limited	ReNew Power Private Limited	India	100%	100%
80	Shruti Power Projects Private Limited	ReNew Power Private Limited	India	100%	100%
81	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
83	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
84	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
85	ReNew Energy Services Private Limited (formerly known as Sunsource Energy Services Private Limited)	ReNew Solar Energy Private Limited	India	100%	100%
86	Molagavalli Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
87	ReNew Vayu Urja Private Limited (Formerly known as KCT Renewable Energy Private Limited)	ReNew Power Private Limited	India	100%	100%
88	Rajat Renewables Limited	ReNew Power Private Limited	India	100%	100%
89	Kanak Renewables Limited	ReNew Power Private Limited	India	100%	100%
90	Bidwal Renewable Private Limited	ReNew Power Private Limited	India	100%	100%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

S.No	Name of companies	Holding company	Country of incorporation	As at 31 March 2021	As at 31 March 2020
91	Pugalur Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
92	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
93	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
94	Ostro Alpha Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
95	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
96	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
97	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
98	Ostro Bhesada Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
99	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
100	Ostro Dhar Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
101	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
102	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
103	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
104	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
105	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
106	Ostro Raj Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
107	Ostro Rann Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
108	Ostro Renewables Private Limited	Ostro Energy Private Limited	India	100%	100%
109	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
110	Prathmesh Solarfarms Limited (refer note 54)	Ostro Energy Private Limited	India	100%	100%
111	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
112	Zemira Renewable Energy Limited	ReNew Power Private Limited	India	100%	100%
113	ReNew Americas Inc.Δ	ReNew Power Private Limited	United States of America	—	100%
114	Auxo Solar Energy Private Limited	Renew Wind Energy (TN) Private Limited	India	100%	100%
115	ReNew Power International Limited	ReNew Power Private Limited	United Kingdom	100%	100%
116	Zorya Distributed Power Services Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
117	ReNew Cleantech Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
118	ReNew Sun Ability Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
119	ReNew Mega Light Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
120	ReNew Sun Waves Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
121	ReNew Sun Flash Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
122	ReNew Sun Bright Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
123	ReNew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
124	Auxo Sunlight Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
125	ReNew Services Private Limited	ReNew Power Private Limited	India	100%	100%
126	ReNew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
127	ReNew Mega Urja Private Limited	ReNew Solar Energy Private Limited	India	100%	100%

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

S.No	Name of companies	Holding company	Country of incorporation	As at 31 March 2021	As at 31 March 2020
128	ReNew Mega Spark Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
129	ReNew Mega Green Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
130	ReNew Green Energy Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
131	ReNew Green Power Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
132	Greenyana Sunstream Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
133	Renew Vyoman Power Private Limited	ReNew Power Private Limited	India	100%	100%
134	Renew Vyoman Energy Private Limited	ReNew Power Private Limited	India	100%	100%
135	Renew Vyan Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
136	Shekhawati Solar Park Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
137	Renew Green Solutions Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
138	Renew Surya Roshni Private Limited	ReNew Solar Energy Private Limited	India	100%	100%
139	Renew Solar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
140	Renew Surya Ojas Private Limited	ReNew Solar Power Private Limited	India	100%	100%
141	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
142	ReNew Surya Jyoti Private Limited	ReNew Solar Energy Private Limited	India	100%	—
143	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	—
144	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	—
145	ReNew Surya Pratap Private Limited	ReNew Solar Energy Private Limited	India	100%	—
146	ReNew Surya Alok Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	—
147	Renew Surya Kiran Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
148	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
149	ReNew Surya Uday Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
150	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	—
151	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	—
152	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Power Private Limited	India	100%	—
153	ReNew Vayu Energy Private Limited	ReNew Power Private Limited	India	100%	—
154	ReNew Vayu Power Private Limited	ReNew Power Private Limited	India	100%	—
155	ReNew Photovolitics Private Limited (Formerly Known As ReNew Saksham Urja Private Limited)	ReNew Power Private Limited	India	100%	—
156	ReNew Pawan Shakti Private Limited	ReNew Power Private Limited	India	100%	—
157	ReNew Pawan Urja Private Limited	ReNew Power Private Limited	India	100%	—
158	ReNew Sunlight Energy Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
159	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
160	ReNew Sun Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
161	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	—
162	Aalok Solarfarms Limited#	Ostro Energy Private Limited	India	75%	—
163	Abha Solarfarms Limited#	Ostro Energy Private Limited	India	75%	—
164	Heramba Renewables Limited#	Ostro Energy Private Limited	India	75%	—
165	Shreyas Solarfarms Limited#	Ostro Energy Private Limited	India	75%	—

^	These companies are also engaged in providing EPC services apart from generation of power through non-conventional and renewable energy sources.
$	These companies are engaged in providing services for operation and management
*

The remaining stakeholders in the respective entities have protective rights only. The Group has evaluated that it has ability to use its power over the entities which entitle the Group to exposure / rights to variable returns, hence these have been accounted as subsidiaries in these consolidated financial statements of the Group.

#

These entities were under joint control till 31 December 2020 and were accounted for as equity method till this date. With effect from 1 January 2021, control was established over these entities and have been consolidated in the Group’s financial statements as at 31 March 2021.

@	Adyah Solar Energy Private Limited, a wholly owned subsidiary was disposed on 15 February 2021.
Δ	ReNew Americas Inc. was dissolved in November 2020.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

All Group companies listed above are engaged in generation of power through non-conventional and renewable energy sources except for following entities:

i)	ReNew Wind Energy (Jamb) Private Limited which is purely engaged in providing EPC services.

ii)	ReNew Services Private Limited which is purely engaged in providing operation and maintenance services.

(b) Interests in entities under joint control accounted for under equity method

S.No	Name of companies	Investor entity	Country of incorporation	As at 31 March 2021	As at 31 March 2020
1	Aalok Solarfarms Limited	Ostro Energy Private Limited	India	—	75%
2	Abha Solarfarms Limited	Ostro Energy Private Limited	India	—	75%
3	Heramba Renewables Limited	Ostro Energy Private Limited	India	—	75%
4	Shreyas Solarfarms Limited	Ostro Energy Private Limited	India	—	75%

These companies ceased to exist as entities under joint control with effect from 1 January 2021 as control was established from this date. These four entities have been consolidated in the Group’s financial statements with effect from 1 January 2021.

(c)	Interests in joint operations*

S.No	Name of companies	Investor entity	Country of incorporation	As at 31 March 2021	As at 31 March 2020
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	—

*	Also refer note 53(b)

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

44	Related party disclosure

Names of related parties and related party relationship

The names of related parties where control exists and / or with whom transactions have taken place during the year and description of relationship as identified by the management are:

I.	Entities with significant influence on the Company

GS Wyvern Holdings Limited

II.	Key management personnel or relatives of key management personnel

Mr. Sumant Sinha, Chairman and Managing Director

Mr. Ravi Seth, Chief Financial Officer (till 2 September 2019)

Mr. D Muthukumaran, Chief Financial Officer (from 3 September 2019)

Mr. Ashish Jain, Company Secretary and Compliance Officer

Mr. Parag Sharma, Chief Operating Officer and head of solar business (from 26 April 2018 till 1 November 2019)

Mr. Balram Mehta, President of wind business (till 8 November 2019)

Mr. Ravi Parmeshwar, Chief Human Resource Officer (till 8 November 2019)

Mrs. Vaishali Nigam Sinha, CSR and Communication Officer

III.	Entities owned or significantly influenced by key management personnel or their relatives:

Wisemore Advisory Private Limited

ReNew Foundation

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

IV.	Entities under joint control:

Prathamesh Solarfarms Limited (till 30 January 2019)

Heramba Renewables Limited (till 31 December 2020)*

Aalok Solarfarms Limited (till 31 December 2020)*

Shreyas Solarfarms Limited (till 31 December 2020)*

Abha Solarfarms Limited (till 31 December 2020)*

VG DTL Transmissions Private Limited

*

These companies ceased to exist as entities under joint control with effect from 1 January 2021 as control was established from this date. These four entities have been consolidated in the Group’s financial statements with effect from 1 January 2021.

V.	Remuneration to key managerial personnel (KMP):

	For the year ended
	31 March 2021	31 March 2020	31 March 2019
Mr. Sumant Sinha	191	215	302
Mr. Ravi Seth	—	21	42
Mr. D Muthukumaran	100	88	—
Mr. Ashish Jain	7	7	6
Mr. Parag Sharma	—	17	37
Mr. Balram Mehta	—	30	37
Mr. Ravi Parmeshwar	—	17	19
Mrs. Vaishali Nigam Sinha	20	18	13

	318	413	456

Above remuneration includes short term employment benefits of INR 153 (31 March 2020: INR 219, 31 March 2019: INR 198), share based payment of INR 152 (31 March 2020: INR 179, 31 March 2019: INR 241) and gratuity and leave encashment expense of INR 13 (31 March 2020: INR 15, 31 March 2019: INR 17).

VI.	Details of transactions and balances with entities having significant influence on the Company

	GS Wyvern Holdings Limited
Transactions during the year end	31 March 2021	31 March 2020	31 March 2019
Compulsorily convertible preference shares issued	—	7,734	—
Interest expense on compulsorily convertible preference shares outstanding	1,165	—	—

	GS Wyvern Holdings Limited
Balances as at year end	31 March 2021	31 March 2020
Compulsorily convertible preference shares outstanding	8,899	7,734

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

VII.	Transactions and balances with entities under joint control:

	Heramba Renewables Limited			Aalok Solarfarms Limited
Transactions during the year end	31 March 2021	31 March 2020	31 March 2019	31 March 2021	31 March 2020	31 March 2019
Unsecured loan received	221	—	84	114	—	42
Unsecured loan repaid	4	11	15		7	5
Interest expense on unsecured loan received	6	5	1		—	—
Expenses incurred on behalf of the related party	23	0	—	11	—	0
Expenses incurred on behalf by the related party	—	—	—	0	—
Interest income on unsecured loan given	—	—	—	—	—	0
Income from management shared services	5	5	5	2	3	2
Income from operation and maintenance services	8	5	—	4	3	—
Interest income on compulsorily convertible debentures	17	21	—	8	12	—
Interest expense on unsecured loan received	—	—	—	3	2	0

Transactions during the year end	Shreyas Solarfarms Limited			Abha Solarfarms Limited
	31 March 2021	31 March 2020	31 March 2019	31 March 2021	31 March 2020	31 March 2019
Unsecured loan given	—	—	5	—	—	—
Unsecured loan received back	5	—	—	—	—	—
Unsecured loan received	222	—	84	105	43	—
Unsecured loan repaid	11	12	13	—	—	—
Expenses incurred on behalf of the related party	23	0	—	12	0	3
Expenses incurred on behalf by the related party	0	—	0	—	—	0
Interest income on unsecured loan given	0	0	—	—	—	—
Income from operation and maintenance services	8	5	—	4	3	—
Interest expense on unsecured loan received	6	5	1	4	3	—
Interest income on compulsorily convertible debentures	17	23	—	8	11	—
Income from management shared services	4	5	5	2	3	2

Transactions during the year end	Prathamesh Solarfarms Limited
	31 March 2021	31 March 2020	31 March 2019
Unsecured loan received	—	—	729
Unsecured loan repaid	—	—	156
Interest expense on unsecured loan received	—	—	10
Expenses incurred on behalf of the related party	—	—	3
Expenses incurred on behalf by the related party	—	—	0
Income from management shared services	—	—	13
Bank guarantee released from project lender(s)	—	—	193

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Balances as at year end	Heramba Renewables Limited		Aalok Solarfarms Limited
	31 March 2021	31 March 2020	31 March 2021	31 March 2020
Trade receivable	—	11	—	6
Recoverable from related party	—	3	—	—
Unsecured loan payable	—	58	—	30
Interest expense accrued on unsecured loan payable	—	5	—	—
Unbilled operation and maintenance revenue	—	6	—	3
Interest expense accrued on unsecured loan payable	—	—	—	3
Interest accrued on compulsorily convertible debentures	—	19	—	11
Corporate guarantee outstanding to project lender(s)	—	148	—	—
Recoverable from related party	—	—	—	3
Corporate guarantee outstanding to project lender(s)	—	—	—	74

Balances as at year end	Shreyas Solarfarms Limited		Abha Solarfarms Limited
	31 March 2021	31 March 2020	31 March 2021	31 March 2020
Trade receivable	—	12	—	6
Trade payable	—	—	—	0
Unsecured loan payable	—	59	—	—
Unsecured loan receivable	—	5	—	—
Unbilled operation and maintenance revenue	—	6	—	3
Interest expense accrued on unsecured loan payable	—	5	—	3
Unsecured loan payable	—	—	—	43
Interest income accrued on unsecured loan receivable	—	0	—	—
Interest accrued on compulsorily convertible debentures	—	21	—	10
Recoverable from related party	—	3	—	6
Corporate guarantee outstanding to project lender(s)	—	148	—	74

VIII.	Transactions and balances with other related parties:

Transactions during the year end	ReNew Foundation
	31 March 2021	31 March 2020
Contribution for CSR activities	0	3

Transactions during the year end	Mr. D Muthukumaran
	31 March 2021	31 March 2020
Salary advance	11	—

Balances as at year end	Mr. D Muthukumaran
	31 March 2021	31 March 2020
Salary advance	11	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Financial guarantees

During the year ended 31 March 2021, the Group has provided financial guarantee on the loans obtained by the shareholder, Wisemore Advisory Private Limited amounting to INR 4,900, being the maximum Group exposure, towards non-convertible debentures for a 7-month period. In the event of default, the Group will have to repay the non-convertible debentures. The Group has not received any consideration for guarantee given. The Group has initially measured financial guarantee at fair value amounting INR 121 with corresponding amount recognised in equity as distributions to equity shareholder. According to Group’s policy amortisation is calculated on straight-line basis until maturity of the contract. Amortisation of INR 43 has been recognised under other income in the statement of profit or loss. The carrying amounts of the related financial guarantee contracts recognised in the consolidated financial statements is INR 78 as at 31 March 2021. The amount of loss allowance is lower than the fair value of financial guarantee initially recognised less cumulative amortisation, therefore no loss allowance was recognised in profit or loss for the financial guarantee contract. There were no financial guarantees given by Group in the previous year.

45	Segment information

The Chairman and Managing Director of the Company takes decisions in respect of allocation of resources and assesses the performance basis the reports/ information provided by functional heads and is thus considered to be the Chief Operating Decision Maker (CODM).

The Group discloses segment information in a manner consistent with internal reporting to Chairman and Managing Director. The Group entities have segments based on type of business operations. The reportable segments of Group under IFRS 8 are Wind Power and Solar Power which predominantly relate to generation and sale of electricity and construction activities. The Group entities does not operate in more than one geographical segment. The Group discloses in the segment information Earnings before interest, tax, depreciation and amortisation (EBITDA), where EBITDA is measured on the basis of profit/(loss) from continuing operations. The Group measures EBITDA as loss / (profit) after tax plus (a) income tax expense, (b) share in loss of jointly controlled entities, (c) finance costs and (d) depreciation and amortisation.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

No operating segment has been aggregated to form the above reportable operating segments. Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the year ended 31 March 2021				For the year ended 31 March 2020				For the year ended 31 March 2019
Particulars	Wind power	Solar power	Unallocable	Total	Wind power	Solar power	Unallocable	Total	Wind power	Solar power	Unallocable	Total
Revenue from contracts with customers	29,411	18,737	39	48,187	31,800	16,598	14	48,412	29,480	13,637	27	43,144

Revenue from contracts with customers	29,411	18,737	39	48,187	31,800	16,598	14	48,412	29,480	13,637	27	43,144
Other income	4,198	1,030	1,076	6,304	3,066	594	1,231	4,891	3,701	636	421	4,758

Total income	33,609	19,767	1,115	54,491	34,866	17,192	1,245	53,303	33,181	14,273	448	47,902
Less: Employee benefit and other expenses	4,843	2,726	1,698	9,267	3,706	2,098	1,342	7,146	3,086	1,080	1,727	5,893

Total expenses	4,843	2,726	1,698	9,267	3,706	2,098	1,342	7,146	3,086	1,080	1,727	5,893

EBITDA	28,766	17,041	(583)	45,224	31,160	15,094	(97)	46,157	30,095	13,193	(1,279)	42,009

Depreciation and amortisation expense				12,026				11,240				9,496
Finance costs				38,281				35,487				27,538

(Loss) / profit before share of profit of jointly controlled entities and tax				(5,083)				(570)				4,975

Share in loss of jointly controlled entities				(45)				(53)				(40)
Income tax expense				(2,904)				(2,158)				(1,801)

(Loss) / profit after tax				(8,032)				(2,781)				3,134

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The revenues from four major customers for the year ended 31 March 2021 amounts to INR 23,175 (31 March 2020: four customers amounting to INR 23,312, 31 March 2019: four customers amounting to INR 19,970) each of which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 14,676 (31 March 2020: INR 15,982, 31 March 2019: INR 13,770) and solar segment amounts to INR 8,499 (31 March 2020: INR 7,330, 31 March 2019: INR 6,200).

46	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the group:

	As at 31 March 2021		As at 31 March 2020
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Measured at amortised cost
Security deposits	185	185	131	131
Bank deposits with remaining maturity for more than twelve months	2,999	2,999	142	142
Trade receivables	35,980	35,980	25,914	25,914
Cash and cash equivalents	20,679	20,679	13,089	13,089
Bank balances other than cash and cash equivalents	26,506	26,506	31,203	31,203
Advances recoverable	154	154	233	233
Deferred consideration receivable	1,936	1,936	—	—
Interest accrued on fixed deposits	394	394	607	607
Government grant receivable	1,161	1,161	1,749	1,749
Loans to related parties	11	11	5	5
Interest accrued on loans to related parties	—	—	0	0
Recoverable from related parties	—	—	15	15
Other current financial assets	52	52	114	114

Measured at FVTPL
Investment in unquoted compulsorily convertible debentures of entities under joint control	—	—	624	624

Measured at FVTOCI
Derivative instruments	2,691	2,691	8,718	8,718

Financial liabilities
Financial guarantee contracts	78	78	—	—
Measured at amortised cost
Non convertible debentures	100,584	101,725	45,211	45,211
Term loan from bank	51,157	51,455	53,924	53,924
Term loan from financial institutions	93,419	99,394	92,488	92,488
Compulsorily convertible debentures	809	809	553	553
Senior secured notes	92,924	98,308	128,160	128,160
Compulsorily convertible preference shares	26,697	26,697	23,200	23,200
Interest accrued but not due on borrowings	1,686	1,686	1,692	1,692
Interest accrued but not due on debentures	1,344	1,344	371	371
Capital creditors	9,001	9,001	8,926	8,926
Purchase consideration payable	191	191	272	272
Other payables	1	1	109	109
Interest-bearing loans and borrowings - Short term	10,643	10,643	12,148	12,148
Trade payables	3,245	3,245	3,733	3,733
Lease liabilities	2,112	2,112	1,646	1,646

Measured at FVTOCI
Derivative instruments	1,070	1,070	—	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The management of the Group assessed that cash and cash equivalents, trade receivables, bank balances other than cash and cash equivalents, short term loans, trade payables, short term interest-bearing loans and borrowings, other current financial liabilities and other current financial assets approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

i)

Fair values of the Group’s term loans from banks, term loans from financial institutions, non convertible debentures, acceptances and senior secured notes including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at 31 March 2021 and 2020 was assessed to be insignificant.

ii)

Fair values of the liability component of compulsory convertible preference shares and compulsory convertible debentures determined by using DCF method using discount rate that reflects the borrowing rate as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at 31 March 2021 and 2020 was assessed to be insignificant.

iii)

Fair values of the non-current trade receivables, security deposits given are determined by using DCF method using discount rate that reflects the lending rate as at the end of the reporting period. They are classified as level 3 fair values in fair value hierarchy due to inclusion of unobservable inputs including counterparty credit risk.

iv)

The Group enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Cross currency interest rate swaps are valued using valuation techniques, which employs the use of market observable inputs. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the currency, interest rate curves and forward rate curves of the underlying instrument. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

47	Fair value hierarchy

The Group categorises assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs employed in their measurement which are described as follows:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during the year ended 31 March 2021. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:-

		As at 31 March 2021		As at 31 March 2020
Financial assets	Level	Carrying value	Fair value	Carrying value	Fair value
Measured at amortised cost*
Security deposits	Level 3	140	140	126	126
Trade receivables	Level 2	1,178	1,178	—	—
Bank deposits with remaining maturity for more than twelve months	Level 2	2,999	2,999	142	142
Measured at FVTPL
Investments, unquoted debt securities	Level 3	—	—	624	624
Measured at FVTOCI
Derivative instruments	Level 2	2,691	2,691	8,718	8,718

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

		31 March 2021		31 March 2020
Financial liabilities	Level	Carrying value	Fair value	Carrying value	Fair value
Financial guarantee contracts		78	78
Measured at amortised cost*
Non convertible debentures	Level 3	100,584	101,725	45,211	45,211
Compulsorily convertible debentures	Level 3	809	809	553	553
Term loan from bank	Level 3	51,157	51,455	53,924	53,924
Term loan from financial institutions	Level 3	93,419	99,394	92,488	92,488
Compulsorily convertible preference shares	Level 3	—	—	23,200	23,200
Senior secured notes	Level 3	92,924	92,924	128,160	128,160
Interest accrued but not due on debentures	Level 3	132	132	—	—
Measured at FVTOCI
Derivative instruments	Level 2	1,070	1,070	—	—

*	Assets / liabilities for which fair values are disclosed

Set out below are the fair value hierarchy, valuation techniques and inputs used as at 31 March 2021 and 2020:

Particulars	Level	Valuation technique	Inputs used
Financial assets measured at FVTPL

Investments, unquoted debt securities	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Financial assets measured at FVTOCI

Derivative instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

Financial assets measured at amortised cost

Security deposits	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Trade receivables	Level 2	Discounted cash flow	Prevailing interest rates in market, future cash flows

Bank deposits with remaining maturity for more than twelve months	Level 2	Market value techniques	Prevailing interest rates in market, future cash flows

Financial liabilities measured at FVTOCI

Derivative instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Particulars	Level	Valuation technique	Inputs used

Financial liabilities measured at FVTPL

Financial guarantee contracts	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Financial liabilities measured at amortised cost

Non convertible debentures	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Compulsorily convertible debentures	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Term loan from bank	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Term loan from financial institutions	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Senior secured notes	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Compulsorily convertible preference shares	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

Interest accrued but not due on debentures	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

48	Financial risk management objectives and policies

The financial liabilities comprise loans and borrowings, derivative liabilities, trade payable and other financial liabilities.

The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include loans, derivative assets, trade receivables, cash and cash equivalents and other financial assets. The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various sub committees that advises on financial risks and the appropriate financial risk governance framework for the Group. These committees provide assurance to the Group’s senior management that the Group’s financial risk activities are governed by appropriate policies and procedure and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarised below:

Market risk

Market risk is the risk that the Group’s assets and liabilities will be exposed to due to a change in market prices that determine the valuation of these financial instruments. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, investments and derivative financial instruments.

The sensitivity analysis in the following sections relate to the position as at 31 March 2021, 2020 and 2019. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at 31 March 2021.

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to interest rate risk primarily from the external borrowings that are used to finance their operations. In case of external commercial borrowings (ECB) and buyers credit the Group believes that the exposure of Group to changes in market interest rates is insignificant as the respective companies manage the risk by hedging the changes in the market interest rates through cross currency interest rate swaps. The Group also monitors the changes in interest rates and actively re finances its debt obligations to achieve an optimal interest rate exposure.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on financial liabilities, i.e. floating interest rate borrowings in INR and USD. Interest rate sensitivity has been calculated for borrowings with floating rate of Interest. For borrowings with fixed rate of interest sensitivity disclosure has not been made. With all other variables held constant, the Group’s profit before tax is affected through the impact on financial liabilities, as follows:

For the year ended
	31 March 2021		31 March 2020		31 March 2019
	Increase / decrease	Effect on profit	Increase / decrease	Effect on profit	Increase / decrease	Effect on profit
	in basis points	before tax	in basis points	before tax	in basis points	before tax
INR	+/(-) 50	(-)/+ 646	+/(-) 50	(-)/+ 615	+/(-) 50	(-)/+ 499
US dollar	—	—	—	—	+/(-) 60	(-)/+ 3

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment. Though there is exposure on account of Interest rate movement as shown above but the Group minimises the foreign currency (US dollar) interest rate exposure through derivatives and INR interest rate exposure through re-financing.

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk arising from imports of goods in US dollars. The Group hedges its exposure to fluctuations on the translation into INR of its buyer’s/supplier’s credit by using foreign currency swaps and forward contracts. The Group has followed a conservative approach for hedging the foreign currency risk so as to not use complex forex derivatives and foreign currency loan. The Group also monitors that the hedges do not exceed the underlying foreign currency exposure. The Group does not undertake any speculative transaction.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD and INR exchange rates, with all other variables held constant. The impact on the group’s profit before tax is due to changes in the fair value of monetary liabilities comprising of buyer’s/supplier’s credit in US dollars. The impact on the group’s pre-tax equity is due to changes in the fair value of cross-currency interest-rate swaps (CCIRS) designated as cash flow hedges. The group’s exposure to foreign currency changes for all other currencies is not material.

	For the year ended
	31 March 2021		31 March 2020		31 March 2019
Change in USD rate	5%	-5%	5%	-5%	5%	-5%
Effect on profit before tax	—	—	—	—	-23	23

Credit risk

Credit risk is the risk that the power procurer will not meet their obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and other financial instruments. The credit risk exposure is insignificant given the fact that substantially whole of the revenues are from state utilities/government entities. The Group only deals with parties which has good credit rating / worthiness given by external rating agencies or based on the Group’s internal assessment.

Further the group sought to reduce counterparty credit risk under long-term contracts in part by entering into power sales contracts with utilities or other customers of strong credit quality and we monitor their credit quality on an ongoing basis.

The maximum credit exposure to credit risk for the components of the statement of financial position at 31 March 2021 and 2020 is the carrying amount of all the financial assets except for financial guarantees. The Group’s maximum exposure relating to financial guarantees is disclosed in Note 44 and the liquidity table below.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(i) Trade receivables

Customer credit risk is managed basis established policies of Group, procedures and controls relating to customer credit risk management. Outstanding customer receivables are regularly monitored. The Group does not hold collateral as security. The group has majorly state utilities / government entities as its customers with high credit worthiness and therefore the group does not see any significant risk related to credit.

The trade receivable balances of the Group are evenly spread over customers.

The credit quality of the customers is evaluated based on their credit ratings and other publicly available data.

The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment and impairment analysis is performed at each reporting date to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at 31 March 2021

	Trade receivables (days past due)
	0 -6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	18,621	9,308	1,425	7,188	36,542
Expected credit loss	233	177	51	101	562

As at 31 March 2020

	Trade receivables (days past due)
	0 -6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	16,635	7,383	1,572	500	26,090
Expected credit loss	78	72	16	10	176

*	included trade receivables which are not yet due.

(ii) Financial instruments and credit risk

Credit risk from balances with banks is managed by Group’s treasury department. Investments, in the form of fixed deposits, loans and other investments, of surplus funds are made only with banks and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis by the Group, and may be updated throughout the year subject to approval of group’s finance committee. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

(iii) Other financial assets

Credit risk from other financial assets including loans is managed basis established policies of Group, procedures and controls relating to customer credit risk management. Outstanding receivables are regularly monitored. The Group does not hold collateral as security.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Group will encounter in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The approach of the Group to manage liquidity is to ensure, as far as possible, that these will have sufficient liquidity to meet their respective liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risk damage to their reputation. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. The Group has access to a sufficient variety of sources of funding and debt maturing within 12 months can be rolled over with existing lenders.

The Group rely mainly on long-term debt obligations to fund their construction activities. To the extent available at acceptable terms, utilised non-recourse debt to fund a significant portion of the capital expenditures and investments required to construct and acquire our wind and solar power plants and related assets. The Group’s non-recourse financing is designed to limit default risk and is a combination of fixed and variable interest rate instruments. In addition, the debt is typically denominated in the currency that matches the currency of the revenue expected to be generated from the benefiting project, thereby reducing currency risk. The majority of non-recourse debt is funded by banks and financial institutions, with debt capacity supplemented by unsecured loan from related party.

The table below summarises the maturity profile of financial liabilities of group based on contractual undiscounted payments:

As at 31 March 2021	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings (other than CCPS)#
Non convertible debentures (secured)*	—	—	—	71,507	48,560	120,067
Compulsorily convertible debentures*	—	—	—	349	700	1,049
Term loan from banks*	—	—	—	26,929	45,804	72,733
Loans from financial institutions*	—	—	—	46,968	106,625	153,593
Senior secured notes*	—	—	—	85,989	21,242	107,231
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	1,788	381	—	—	2,169
Buyer’s / supplier’s credit (secured)	—	—	2,962	—	—	2,962
Working capital term loan (secured)	—	175	5,350	—	—	5,525
Other financial liabilities
Lease liabilities	—	90	240	878	5,332	6,540
Current maturities of long term interest-bearing loans and borrowings*	11,088	9,960	36,422	—	—	57,470
Interest accrued but not due on borrowings	—	1,116	612	—	—	1,728
Interest accrued but not due on debentures	—	894	275	—	132	1,301
Capital creditors	—	9,001	—	—	—	9,001
Purchase consideration payable	—	191	—	—	—	191
Financial guarantee contracts@	4,900	—	—	—	—	4,900
Trade payables
Trade payables	—	3,245	—	—	—	3,245

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

As at 31 March 2020	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings (other than CCPS)#
Non convertible debentures (secured)*	—	—	—	35,647	18,903	54,550
Compulsorily convertible debentures*	—	—	65	261	745	1,071
Term loan from banks*	—	—	—	26,152	52,337	78,489
Loans from financial institutions*	—	—	—	53,874	117,070	170,944
Senior secured notes*	—	—	—	130,525	23,088	153,613
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	293	310	—	—	603
Loan from related party (unsecured)	190	—	—	—	—	190
Buyer’s / supplier’s credit (secured)	—	583	3,927	—	—	4,510
Working capital term loan (secured)	—	5,630	—	—	—	5,630
Loan from bank (secured)	—	1,230	—	—	—	1,230
Other financial liabilities
Lease liabilities	—	113	148	768	3,310	4,339
Current maturities of long term interest-bearing loans and borrowings*	2,916	10,983	37,001	—	—	50,900
Interest accrued but not due on borrowings	—	537	1,156	—	—	1,693
Interest accrued but not due on debentures	—	242	129	—	—	371
Capital creditors	—	8,926	—	—	—	8,926
Purchase consideration payable	—	272	—	—	—	272
Trade payables
Trade payables	43	3,690	—	—	—	3,733

*	Including future interest payments.
#

The Company has issued Compulsorily convertible preference shares, which are mandatorily convertible into equity shares. These CCPS are excluded from maturity profile of financial liabilities since there is no cash outflow involved.

@	Based on the maximum amount that can be called for under the financial guarantee contracts.

The Group has undrawn loan facilities amounting to INR 22,111 as at 31 March 2021 (31 March 2020: INR 52,148).

49	Capital management

For the purpose of the capital management, capital includes issued equity capital, compulsorily convertible debentures, compulsorily convertible preference shares, Securities premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s management is to maximise the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group monitor capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings and other payables, less cash and short-term deposits. Group systematically evaluates opportunities for managing its assets including that of buying new assets, partially or entirely sell existing assets and potential new joint ventures. Crystallisation of any such opportunity shall help the Group in improving the overall portfolio of assets, cash flow management and shareholder returns.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The policy of the Group is to keep the gearing ratio of the power project to 3:1 during the construction phase and aim to enhance it to 4:1 post the construction phase. This is in line with the industry standard ratio. The current gearing ratios of the various projects in the Group is between 3:1 to 4:1. ‘In order to achieve this overall objective, the capital management of the Group, amongst other things, aims to ensure that they meet financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements.

For all long-term loan arrangements, the Group has complied with the debt covenants except for long-term loan arrangements amounting to INR 10,341 as at 31 March 2021 (31 March 2020: INR 2,916), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified the liability as current. Further, for the March 2021 arrangements, the Group has subsequently received waiver of INR 6,446 from the lender in April 2021 and has applied for waiver to lenders for INR 3,664. For the March 2020 arrangement, the Group had subsequently received waiver from the lender and this loan was fully repaid in November 2020 (refer note 21).

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 March 2021, 2020 and 2019.

50	Commitments, liabilities and contingencies (to the extent not provided for)

(i)	Contingent liabilities

Description	As at 31 March 2021	As at 31 March 2020
Contingent liabilities on account of liquidated damages for delay in project commissioning. The management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects and from purchase consideration pending to be paid as per the contract clauses, accordingly no amount is provided in consolidated financial statements as at 31 March 2021 and 2020.	917	954
VAT, GST, service tax, entry tax matters #	91	5
Income tax disallowances / demands under litigation #@	40	23

#

The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

@

There is an additional disallowance/addition to returned income for INR 440 of the Parent under section 37 of the Income Tax Act, 1961 for share based payment expenses. The management believes that any unfavourable judgement will not have any impact as this will be eligible for set off against unabsorbed losses / depreciation. Accordingly, no amount has been provided in consolidated financial statements as at 31 March 2021 and 2020. Also, since no deferred tax asset has been created on unabsorbed losses and depreciation, therefore, there will be no impact on the consolidated statement of profit or loss in case of unfavourable outcome.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(ii)	Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for

As at 31 March 2021, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 55,483 (31 March 2020: INR 11,955).

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 13,218 as at 31 March 2021 (31 March 2020: INR 15,046).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

51	Legal matters

(a)	Dispute with Southern Power Distribution Company of Andhra Pradesh Limited

Certain subsidiaries companies (AP entities) have entered into long-term PPAs having a cumulative capacity of 777 MWs (wind and solar energy projects) with Southern Power Distribution Company of Andhra Pradesh Limited i.e. the distribution company of Andhra Pradesh (APDISCOM). These PPAs have a fixed rate per unit of electricity for the 25-year term. With regard to aforementioned PPAs, certain litigations as described below are currently underway:

a. In terms of the Generation Based Incentive (GBI) scheme of the Ministry of Renewable Energy (MNRE), the AP entities accrue income based on units of power supplied under the aforementioned PPAs. Andhra Pradesh Electricity Regulatory Commission (APERC) vide its order in July 2018 allowed APDISCOMS to interpret the Andhra Pradesh Electricity Regulatory Commission (Terms and Conditions for Tariff Determination for Wind Power Projects) Regulations, 2015 (Regulations) in a manner to treat GBI as a pass through in the tariff.

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018. As at 31 December 2020, the cumulative amount recoverable from the APDISCOM pertaining to period from February 2017 till July 2018, included in trade receivables amounts to INR 1,004 million. The AP entities have filed an interim application in AP High Court seeking payment of amount wrongfully deducted by the APDISCOM.

The management basis legal opinion obtained by it, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme and therefore the outstanding amount is recoverable and hence no adjustment has been made in the consolidated financial statements in this regard.

b. The Government of Andhra Pradesh (GoAP) issued an order (GO) dated 1 July 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated 11 July 2019 and 12 July 2019 to the AP entities, requesting for revision of tariffs entered into in PPAs. The AP entities filed a writ petition on 23 July 2019 before the AP High Court challenging the GO and the said letters issued by APDISCOM for renegotiation of tariffs. The AP High Court issued its order dated 24 September 2019 enumerating the following:

i. Writ petition is allowed, and both GO and the subsequent letters are set aside.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

ii. Further, APDISCOM were instructed to honour pending and future bills and pay the same at the interim rate of INR 2.43 per unit till determination of O.P. No. 17 of 2018 pending before APERC

iii. APERC to dispose-off the case within a time frame of six months.

The AP Entities have filed a Writ Appeal before the division bench of the AP High Court challenging the jurisdiction of APERC in entertaining O.P. No. 17 of 2018. Parallelly, the AP Entities have filed another Writ Appeal before the division bench of the AP High Court challenging AP High Court’s direction to the APDISCOM to pay tariff at interim rate till determination of OP No. 17 of 2018 by APERC.

Thereafter, certain power generating companies other than ReNew Group have filed petitions under Article 139 of the Constitution of India before the Supreme Court seeking transfer of the proceedings pending before the Division Bench of the High Court, and for adjudication of the same by the Supreme Court.

APDISCOM has also filed a Special Leave Petition (SLP) in the Supreme Court in October 2020 against the Judgment and order dated 19 December 2019 in I.A. No. 9 of 2019 in W.P. No. 9876 of 2019 of another power generating company in the industry, which modified the Order dated 24 September 2019, passed by Single Judge of AP High Court and directed APDISCOM to make payments at the rate mentioned in PPAs. The AP Entities through its Holding Company, ReNew Power Private Limited, has filed an impleadment application in the SLP apprehending that any order or observation of the Supreme Court may have an adverse impact on the Order dated 24 September 2019 and W.A. No. 6 of 2020 and batch pending before Division Bench of the AP High Court.

The AP entities have a net block of INR 50,154 as at 31 March 2021 (31 March 2020: INR 49,617) and have recognised a revenue of INR 6,680 for the year ended 31 March 2021 (31 March 2020: INR 6,911, 31 March 2019: INR 8,765) and have a trade receivable balance of INR 14,167 as at 31 March 2021 (31 March 2020: INR 8,945, 31 March 2019: INR 4,420) from sale of electricity against such PPAs [including an amount of INR 1,004 for GBI receivable as explained in part (a) to the note].

The management basis legal opinion obtained by it, believes that it has strong merits in the case and the final order would be in its favour and hence no adjustment has been made in the consolidated financial statements for provision of impairment on non-financial assets.

(b)	Dispute with Karnataka Electricity Regulatory Commission

Distribution companies of the state of Karnataka issued demand notices to captive users (customers of certain Group’s subsidiaries) and to the respective captive plants (hereinafter refer to as the “SPVs”), alleging that captive users had not consumed energy in proportion to their respective shareholding in the SPVs, thereby failing to maintain their Captive Status in accordance with Rule 3 of the Electricity Rules, 2005, and consequently, were liable to pay cross subsidy surcharge and differential between rate of electricity tax applicable on the energy consumed in the entire year.

SPVs had deposited a sum of INR 114 (31 March 2020: INR 114) under protest against the demand raised by distribution companies amounting INR 298 (31 March 2020: INR 298) in relation to the demand notices up to financial year ended 31 March 2018. Thereafter, the SPVs had filed petitions before the Karnataka Electricity Regulatory Commission (KERC) contesting these demands.

KERC had granted interim relief and stayed the demand notice and disconnection by the distribution companies till final adjudication of the petitions. The amount paid under protest has been accounted for as recoverable and disclosed under head “Other current assets” in these financial statements.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Apart from above, a sum of INR 180 has been demanded by distribution companies from some of the captive users of the SPVs towards energy supplied till 31 March 2021, alleging that the captive user had not consumed energy in proportion to its respective shareholding in the SPVs. The SPVs have filed a writ petitions in July, 2019 and August 2020 before the High Court of Karnataka challenging such demands and seeking their quashing. The High Court, vide Orders dated 18 July 2019, 18 December 2019, 18 September 2020 and 6 October 2020, has directed that no precipitative action shall be taken on these demand notices till final adjudication of the petitions.

The SPVs, based on legal advice obtained, believes that there are merits in its position and that the demand raised by distribution companies would be rescinded by relevant legal authorities and hence no adjustment has been made in the consolidated financial statements in this regard.

(c)	Order of the Supreme Court of India to underground high-tension power lines

In earlier years, a petition in public interest (the “Writ Petition”) was filed before the Supreme Court of India to seek directions to save two protected species of birds in the state of Rajasthan and Gujarat (the ‘Birds’) stating that these Birds collide with overhead transmission lines and suffer injuries or die. Subsequent to the year end, on 19 April 2021, the Supreme Court has ordered (the “Order”) for all existing and future powerlines to be undergrounded, subject to feasibility in case of high-tension power lines. As at 31 March 2021, the Group has a total of 3,436.4 MW of power projects, of which 978.8 MW are commissioned and projects with 2,448.6 MW are under development in the area impacted by the Order.

The Group along with other companies in the industry affected by the Order are in the process of evaluating its legality and are contemplating filing an application to challenge or seek appropriate directions, clarifications of the Order. Further, management, basis legal opinion obtained by it believes that the additional cost that will be incurred by the Group shall be recovered from customers under respective PPAs through provisions relating to change in law and force majeure and hence no financial implication is likely to devolve on the Group. Also, under the current circumstances, owing to COVID—19 related lockdowns, it is impracticable to assess the same on the ground or to get the feasibility studies carried out.

Pending the evaluation of future legal course of action, impracticability to assess the operational and financial impact under the current scenario and potential recovery of cost from customers, no effect has been given in these consolidated financial statements.

52	Hedging activities and derivatives

Derivatives designated as hedging instruments

The Group uses certain types of derivative financial instruments (viz. forwards contracts, swaps, call options and call spreads) to manage / mitigate its exposure to foreign exchange and interest risk. Further, the Group designates such derivative financial instruments (or its components) as hedging instruments for hedging the exchange rate fluctuation and interest risk attributable to either a recognised item or a highly probable forecast transaction (‘Cash flow hedge’).

The effective portion of changes in the fair value of derivative financial instruments (or its components) that are designated and qualify as cash flow hedges, are recognised in the other comprehensive income and held in hedge reserve—a component of equity. Any gains / (losses) relating to the ineffective portion, are recognised immediately in the statement of profit or loss within other income / other expenses. The amounts accumulated in equity for highly probable forecast transaction are added to carrying value of non financial asset or non financial liability as basis adjustment, other amounts accumulated in equity are re-classified to the statement of profit or loss in the years when the hedged item affects profit or loss.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

At any point of time, when a forecast transaction is no longer expected to occur, the cumulative gains / (losses) that were reported in equity is immediately transferred to the statement of profit or loss within other income / other expenses.

Cash flow hedges

Hedge has been taken against exposure to foreign currency risk and variable interest outflow on external commercial borrowings, buyer’s credit, foreign letter of credits and highly probable forecast transactions. Terms of the derivative contracts and their respective impact on OCI and statement of profit or loss is as below:-

- Buyers credit / suppliers credit (included in long term / short term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest at 2.27% to 2.51% per annum.

- Loan (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest at 3.44% to 10.19% per annum and receive a variable interest at 6 months LIBOR plus 2.41% per annum on the notional amount.

- Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 6.34% to 10.74% per annum and receive a fixed interest in USD at 5.88% to 6.67% per annum on the notional amount.

The cash flow hedges through CCS of USD 360 (31 March 2020: USD 301), COS of USD 1,206 (31 March 2020: USD 119), POS of USD 64 (31 March 2020: USD Nil) and Call Spread of USD 299 (31 March 2020: USD 299), foreign currency call options of USD 855 (31 March 2020: USD 952) and foreign currency forwards of USD 1,016 (31 March 2020: USD 574) and EUR 2 (31 March 2020: EUR Nil) outstanding at the year ended 31 March 2021 were assessed to be highly effective and a mark to market gain of INR 4,884 (31 March 2020: INR 516, 31 March 2019: INR 705) with a deferred tax liability of INR 144 (31 March 2020: INR 1,675, 31 March 2019: INR 181) is included in OCI.

-	All of the cash flow hedges were fully effective during the years ended 31 March 2021, 2020 and 2019.

-	All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at 31 March 2021 and 2020.

The expiry dates of cash flow hedge deals range between 15 April 2021 to 15 January 2027.

Foreign currency and interest rate risk

Forward contracts, swaps, call option and call spreads measured at FVTOCI are designated as hedging instruments in cash flow hedges of interest and principal payments in USD / CNH.

	31 March 2021		31 March 2020
	Assets	Liabilities	Assets	Liabilities
Derivative contracts designated as hedging instruments	2,691	1,070	8,718	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

	For the year ended
Hedge reserve movement	31 March 2021	31 March 2020	31 March 2019
a) Cash flow hedge reserve
Opening balance (after non-controlling interest)	(300)	(429)	(271)
Gain / (loss) recognised on cash flow hedges	(5,104)	1,373	(760.03)
(Gain) / loss reclassified to profit or loss (under head finance costs)	(58)	8	(5)
(Gain) / loss reclassified to non financial assets or liabilities as basis adjustment (under head property, plant and equipment)	(9)	559	230.18
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	106	280	295.21
Income tax relating on cash flow hedges	1,365	(2,157)	61

Closing balance	(4,000)	(366)	(450)
Less: Non-controlling interest movement	(61)	66	21

Closing balance (after non-controlling interest)	(4,061)	(300)	(429)

b) Cost of hedge reserve on cash flow hedges
Opening balance (after non-controlling interest)	(785)	(82)	—
Effective portion of changes in fair value	(2,354)	(2,119)	(178)
Amount reclassified to profit or loss as option premium amortisation (under head finance costs)	1,773	1,119	69
Amount transferred to property, plant and equipment	42	—	—
Tax effect	167	301	31

Closing balance	(1,157)	(781)	(78)
Less: Non-controlling interest movement	(4)	(4)	(4)

Closing balance (after non-controlling interest)	(1,161)	(785)	(82)

Total Hedge reserve movement (a+b)
Opening balance (after non-controlling interest)	(1,085)	(511)	(271)
OCI for the year	(4,072)	(636)	(258)
Attributable to non-controlling interests	(65)	62	17

Closing balance (after non-controlling interest)	(5,222)	(1,085)	(511)

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

53	(a) Investments in entities under joint control

The Group also has investment in individually immaterial entities under joint control that are accounted using equity method.

Company name	Opening balance	Addition during the year	Share in loss of jointly controlled entity	Acquired during the year*	Closing balance
Abha Solarfarms Limited
For the year ended 31 March 2021	89	—	(7)	(82)	—
For the year ended 31 March 2020	84	15	(10)	—	89
For the year ended 31 March 2019	88	—	(4)	—	84
Heramba Renewables Limited
For the year ended 31 March 2021	170	—	(14)	(156)	—
For the year ended 31 March 2020	156	30	(16)	—	170
For the year ended 31 March 2019	161	—	(4)	—	157
Aalok Solarfarms Limited
For the year ended 31 March 2021	91	—	(7)	(84)	—
For the year ended 31 March 2020	86	14	(9)	—	91
For the year ended 31 March 2019	89	—	(4)	—	85
Shreyas Solarfarms Limited
For the year ended 31 March 2021	174	—	(17)	(157)	—
For the year ended 31 March 2020	163	29	(18)	—	174
For the year ended 31 March 2019	170	—	(7)	—	163
Prathamesh Solarfarms Limited
For the year ended 31 March 2019	492	—	(21)	(471)	—

*	Refer note 54

(b) Joint operations

On date 17 September 2020, the Group through a subsidiary company namely ReNew Wind Energy (AP2) Private Limited has acquired 50% interest in a joint arrangement called VG DTL Transmissions Private Limited which was set up together with KP Energy Limited to develop evacuation facility for the SECI III project in the state of Gujarat.

The country of incorporation and principal place of business of the joint operation is in India. The interest in joint operation is not significant to the Group.

------------------------------------This space has been left blank intentionally------------------------------------

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

54	Business combination

(a)

The Group have acquired unlisted companies based in India and carrying out business activities relating to generation of power through non-conventional and renewable energy sources, in exchange for cash consideration. The Group acquired these entities because management believes that the acquisition would enable the group to strengthen its position in renewable energy sector. Below are the details of the acquisitions:

i) Acquisition of entities which were earlier under joint control

The below listed entities were under joint control till 31 December 2020 and were accounted for under equity method. The Group held 75% stake in these entities till 31 December 2020. Due to amendments to the shareholder’s agreements, these companies ceased to be entities under joint control with effect from 1 January 2021 as control was established from this date. However, no additional stake has been acquired. These four entities have been consolidated in the Group’s financial statements with effect from 1 January 2021. These entities are involved in the business of generation of power through renewable energy sources considered as a single Group of CGU by the Group and are a part of Solar Power reporting segment.

-	Aalok Solarfarms Limited

-	Abha Solarfarms Limited

-	Heramba Renewables Limited

-	Shreyas Solarfarms Limited

The acquisition date fair value of the equity interest held by the Group immediately before the acquisition date was INR 507. The Group has recognised INR 27 gain as a result of remeasurement to fair value the equity interest in the entity. The fair value gain has been included in “other income” of the Group.

ii) Regent Climate Connect Knowledge Solutions Private Limited

The Group has acquired 100% stake in an unlisted company based in India on 28 August 2020, carrying out business activities relating to consultancy on environment for industries, business units, civil administration and public and local authorities in India and elsewhere.

iii) Prathamesh Solarfarms Limited

Prathamesh Solarfarms Limited was under joint control till 29 January 2019 and were accounted for under equity method. The Group held 49% stake in these entities till 29 January 2019. Group acquired balance 51% stake on 30 January 2019 and the entity is consolidated in the Group’s financial statements with effect from 30 January 2019. The entity is involved in the business of generation of power through renewable energy sources, considered as a separate CGU by the Group and are is a part of Solar Power reporting segment.

The acquisition date fair value of the equity interest held by the Group immediately before the acquisition date was INR 569. The Group has recognised INR 77 gain as a result of remeasurement to fair value the equity interest in the entity. The fair value gain has been included in “other income” of the Group.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

	For the year ended 31 March 2021		For the year ended 31 March 2019
Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited	Prathamesh Solarfarms Limited
Acquisition date	1 January 2021	28 August 2020	30 January 2019
Assets
Property plant and equipment	2,559	1	3,199
Intangible assets	1,304	34	88
Right of use assets	38	—	—
Deferred tax assets (net)	—	9	51
Other non-current financial assets	—	0	573
Prepayments - non current	125	—	0
Loans - non current	11	—	—
Other non-current assets	24	—	102
Non current tax assets (net)	—	3	—
Trade receivables	107	6	339
Loans - current	837	—	—
Cash and cash equivalents	46	0	7
Bank balances other than cash and cash equivalent	1	—	—
Prepayments - current	17	—	1
Others current financial assets	36	1	11
Other current assets	4	2	10
Inventories	3	—	—

	5,112	56	4,381

Liabilities
Interest-bearing loans and borrowings - long term	4,072	8	3,255
Long term provisions	21	2	—
Other non-current liabilities	6	—	—
Other non-current financial liabilities	16	—	—
Deferred tax liabilities (net)	64	—	—
Interest-bearing loans and borrowings - short term	—	24	—
Trade payables	152	7	30
Other current financial liabilities	353	2	221
Other current liabilities	—	9	2
Short term provisions	—	0	—

	4,684	52	3,508

Total identifiable net assets at fair value	428	4	873

Non controlling interest in the acquired entity	107	—	—
Acquisition date fair value of previously held equity interest*	507	—	569
Purchase consideration transferred	—	34	732
Goodwill on acquisition	185	30	428

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Goodwill recognised represents the future economic and synergy benefits arising from assets acquired to strengthen its position in renewable energy sector. None of the goodwill recognised is expected to be deductible for income tax purposes.

The Group recognises non-controlling interests in the acquired entity either at fair value or at non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on acquisition-by-acquisition basis. For the non-controlling interests in Acquisition of entities which were earlier under joint control, the group elected to recognise the non-controlling interests at its proportionate share of the acquired net identifiable assets.

From the date of acquisition till the financial year end date, the acquired entities have contributed in revenue and loss / profit before tax as follows:

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited	Prathamesh Solarfarms Limited
Revenue	168	26	168
(Loss) / profit before tax	36	(36)	27

If the combination had taken place at the beginning of the year, the Group’s revenue and loss before tax for the year would have been:

Particulars	For the year ended 31 March 2021	For the year ended 31 March 2019
Revenue	48,715	43,311
(Loss) / profit before tax	(5,180)	3,160

Purchase consideration—cash flows

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited	Prathamesh Solarfarms Limited
Cash consideration paid	—	34	732
Less: cash balances acquired	(46)	(0)	(7)

Acquisition of subsidiary, net of cash acquired	—	34	726

Cash acquired on acquisition of control in jointly controlled entities	46	—	—

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

There were no business combinations by the Group during the year ended 31 March 2020.

The Group recognises non-controlling interests in the acquired entity either at fair value or at non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on acquisition-by-acquisition basis. For the non- controlling interests in Acquisition of entities which were earlier under joint control, the group elected to recognise the non-controlling interests at its proportionate share of the acquired net identifiable assets.

(b)	Transaction with non-controlling interests

(i) Acquisition of additional interest

ReNew Akshay Urja Limited

On 25 September 2020, the Group acquired an additional 44% interest in the voting shares of Renew Akshay Urja Limited, increasing its ownership interest to 100%. Cash consideration of INR 1515 was paid to the non-controlling shareholders.

The carrying value of the net assets of Renew Akshay Urja Limited was INR 2,976. The carrying value of the additional interest acquired at the date of acquisition was INR 1,591.

ReNew Solar Energy (Karnataka) Private Limited

On 19 June 2019, the Group acquired an additional 49% interest in the voting shares of ReNew Solar Energy (Karnataka) Private Limited, increasing its ownership interest to 100%. Cash consideration of INR 561 was paid to the non-controlling shareholders. The carrying value of the net assets of ReNew Solar Energy (Karnataka) Private Limited (excluding goodwill on the original acquisition) was INR 687. The carrying value of the additional interest acquired at the date of acquisition was INR 418.

	For the year ended 31 March 2021	For the year ended 31 March 2020
Particulars	ReNew Akshay Urja Limited	ReNew Solar Energy (Karnataka) Private
Date of transaction with non-controlling interests	25 September 2020	19 June 2019
Segment	Solar power	Solar power
Change in interest (%)	44.00%	49.00%

Non-controlling interest acquired	1,593	418
Cash consideration paid to non-controlling shareholders	1,515	561

Difference recognised in capital reserve within equity	78	(143)

There are other insignificant acquisitions of non-controlling interest amounting to INR 29 for the year ended 31 March 2021 (31 March 2020: INR 82, 31 March 2019: INR Nil)

(ii) Change in interest without loss of control

On 28 March 2020, the Group entered into a transaction with GS Engineering & Construction Corp to issue equity equivalent to 49% interest in the voting shares of ReNew Solar Energy (Jharkhand Three) Private Limited, decreasing its ownership interest to 51%. Cash consideration of INR 832 was received from the non-controlling shareholders. The carrying value of the net assets of ReNew Solar Energy (Jharkhand Three) Private Limited was INR 601.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

On 4 March 2020, the Group entered into a transaction with investors to issue 98.61% interest in the voting shares of ReNew Surya Mitra Private Limited, decreasing its ownership interest to 1.39%. Cash consideration of INR 14 was received from the non-controlling shareholders.

The carrying value of the net assets of ReNew Surya Mitra Private Limited was INR (0). Following is a schedule of change in interest without loss of control:

	For the year ended 31 March 2020
Particulars	ReNew Solar Energy (Jharkhand Three) Private Limited	ReNew Surya Mitra Private Limited
Date of transaction with non-controlling interests	28 March 2020	4 March 2020
Segment	Solar power	Solar power
Change in interest (%)	49.00%	98.61%
Recognised in non-controlling interests	827	14
Cash consideration received from non-controlling shareholders	832	14

Difference recognised in retained earnings within equity	5	—

There are other insignificant additions to non-controlling interest amounting to INR 8 for the year ended 31 March 2021 (31 March 2020: INR 6, 31 March 2019: INR Nil).

55	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

In the process of applying the accounting policies management has made certain judgments, estimates and assumptions. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond control of the Group. Such changes are reflected in assumptions when they occur.

A) Accounting judgements

Taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Group makes various assumptions and estimates while computing deferred taxes which include production related data (PLFs), projected operations and maintenance costs, projected finance costs, proposed availment of deduction under section 80IA of the Income Tax Act, 1961 and the period over which such deduction shall be availed, usage of brought forward losses etc. While these assumptions are based on best available facts in the knowledge of management as on the balance sheet date however, they are subject to change year on year depending on the actual tax laws and other variables in the respective year. Given that the actual assumptions which would be used to file the return of income shall depend upon the tax laws prevailing in respective year, management shall continue to reassess these assumptions while calculating the deferred taxes on each reporting date and the impact due to such change, if any, is considered in the respective year.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Identification of a lease

Management has assessed applicability of IFRS 16 - ‘Leases’, for certain PPAs of the Group. In assessing the applicability, the management has exercised significant judgement in relation to the underlying rights and risks related to operations of the plant, control over design of the plant etc., in concluding that the PPA do not meet the criteria for recognition as a lease.

B) Estimates and assumptions

Capitalisation of internal costs

The Group capitalises certain internal costs incurred in connection with development of its wind and solar power Projects as eligible cost of property, plant and equipment as per IAS 16. The capitalisation of these costs during the construction period (including internal Employee benefit costs and other common expenses) begins when development efforts commence and ends when the asset is ready for its intended use. These expenses are allocated to all the wind and solar power projects of the Group in the form of ‘Management Shared Services’. Allocation of cost to the entities involves various estimates including retention for costs of management of investments in subsidiaries, allocation of cost for projects under construction vis-a-vis operating projects, profit mark-up which are assessed through an external expert. The capitalisation of internal costs increases construction in progress recognized during development of the related project asset and depreciated over its estimated useful life.

The Group capitalised such internal costs amounting to INR 1,649 during the year ended 31 March 2021 (31 March 2020: INR 1,713, 31 March 2019: INR 1,517).

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Assumptions include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See note 46 and 47 for further disclosures.

Useful life of depreciable assets

The useful lives and residual values of Group’s assets are determined by management at the time asset is acquired and are reviewed periodically, including at each financial year end. The useful lives and residual values are based on technical assessments, historical experience with similar assets as well as anticipation of future events, which may impact their life. These judgements best represent the period over which management expects to use its assets and its residual value.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Provision for decommissioning costs

Upon the expiration of the life of the wind and solar power plants, the Group considers a constructive obligation to remove the wind and solar power plant and restore the land. The Group records the fair value of the liability for the obligation to retire the asset in the period in which the obligation is incurred, which is generally when the asset is constructed. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to decommission the power projects from the site and the expected timing of those costs. Refer note 25 for further disclosures.

Impairment of goodwill

The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in note 6.

Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating etc.).

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in note 10.

56	Code on Social Security, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules / interpretation have not yet been issued. The Group will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective. Based on a preliminary assessment, the Group believes the impact of the change will not be significant.

57	Impact of COVID-19

Due to outbreak of COVID-19 in India and globally, the Group has continued its assessment of likely adverse impact on economic environment in general and financial risks on account of COVID-19. Considering that the Group is in the business of generation of electricity which is an essential service as emphasised by the Ministry of Home Affairs and Ministry of Power, Government of India and which is granted “Must Run” status by Ministry of New and Renewable Energy (MNRE), the management believes that the impact of outbreak on the business and financial position of the Group is not significant.

Further, MNRE directed that the payment to Renewable Energy power generator shall be done on regular basis as being done prior to lockdown and the Group has generally received regular collection from its customer(s). The management does not see any risks in the Group ability to continue as a going concern and has been able to service all debts obligations during the half year, however in certain cases has opted for moratorium for interest and principal instalments falling due to lenders under the “Reserve Bank of India’s COVID 19 – Regulatory Package dated 27 March 2020”. The Group is closely monitoring developments, its operations, liquidity and capital resources and is actively working to minimise the impact of the unprecedented situation.

ReNew Power Private Limited

Notes to the consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

58	Plan for initial public offering

The Company is in the process of listing on the NASDAQ through special purpose acquisition company route. On 24 February 2021, the Company entered into a Business Combination Agreement with (i) RMG Acquisition Corporation II, a Cayman Islands exempted company, (ii) Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, (iii) ReNew Energy Global Limited, a private limited company registered in England and Wales with registered number 13220321, (iv) ReNew Power Global Merger Sub, a Cayman Islands exempted company and (v) certain shareholders of the Company.

59	Subsequent events

The Group has evaluated subsequent events through 21 June 2021, which is the date when the consolidated financial statements were authorised for issuance.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of transaction

Parties to the Business Combination

RMG II, the RMG II Representative, ReNew India, ReNew Global, Merger Sub and the Major Shareholders are parties to the Business Combination Agreement.

Abbreviated forms:

ReNew Power Private Limited	ReNew India
RMG Acquisition Corp. II	RMG II
Private investment in public equity	PIPE subscriptions
Compulsorily convertible preference shares	CCPS
Renew Energy Global plc	ReNew Global
Renew Energy Global Merger Sub	Merger Sub

The Business Combination

For the purpose of the transactions, (i) Merger Sub a wholly-owned subsidiary of ReNew Global was incorporated and (ii) ReNew Global is an independent entity wholly-owned by a third party. At Closing, pursuant to the terms of the Business Combination Agreement, (i) Merger Sub merged with and into RMG II, with RMG II surviving, or the “Merger,” and (ii) immediately after the Merger, the Major Shareholders transfered, and ReNew Global acquired, ReNew India Ordinary Shares in exchange for the issuance of ReNew Global Shares and/or the payment of cash to the Major Shareholders, or the “Exchange. The series of transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange are defined as “Transactions”.

The Merger

As a result of the Merger, at the Merger Effective Time (i) all the assets and liabilities of RMG II and Merger Sub have vested in and become the assets and liabilities of RMG II as the surviving company, and RMG II now exists as a wholly-owned subsidiary of ReNew Global, (ii) each share of Merger Sub issued and outstanding immediately prior to the Merger Effective Time are now cancelled and have ceased to exist, (iii) the board of directors and executive officers of Merger Sub have resigned, and the board of directors and executive officers of RMG II are now determined among RMG II, ReNew India and ReNew Global, (iv) RMG II’s memorandum and articles of association have been amended and restated to read in their entirety and (v) each issued and outstanding RMG II Security immediately prior to the Merger Effective Time have been cancelled in exchange for the issuance of certain ReNew Global Shares or redeemed by RMG II. In consideration for the Merger, (i) each RMG II Unit issued and outstanding of all unit holders immediately prior to the Merger Effective Time have been automatically detached and the holder thereof are deemed to hold one RMG II Class A Share and one-third of an RMG II Warrant, subject to certain conditions and (ii) immediately following the separation of each RMG II Unit each (a) RMG II Class A Share of shareholders not excercising their redemptions rights, issued and outstanding immediately prior to the Merger Effective Time have been cancelled in exchange for the issuance of one ReNew Global Class A Share. RMG II Class A shares of shareholders excercising their redemptions rights have been redeemed by RMG II and (b) RMG II Class B Share issued and outstanding immediately prior to the Merger Effective Time have been cancelled in exchange for the issuance of one ReNew Global Class A Share, and (c) immediately following such cancellation, RMG II have issued equivalent numbers of RMG II Class A Shares to ReNew Global in consideration for the ReNew Global Class A Shares issued by ReNew Global, (d) each RMG II Warrant outstanding, are automatically adjusted to become a warrant to purchase 1.0917589 whole ReNew Global Class A Shares, each, a “RMG II Adjusted Warrant,” which are subject to the same terms and conditions set forth in the Warrant Agreement immediately prior to the Merger Effective Time (including any repurchase rights and cashless exercise provisions), except that each RMG II Adjusted Warrant will be exercisable (or will become exercisable in accordance with its terms) for 1.0917589 ReNew Global Class A Shares.

The Exchange

Following the Merger, each Major Shareholder have transfered their ReNew India Ordinary Shares to ReNew Global as consideration and in exchange for (i) the issuance of a certain number and class of ReNew Global Shares and (ii) the payment by ReNew Global to certain Major Shareholders of the ReNew Global Cash Consideration, as set out below.

Investor	Number of ReNew India shares transferred	ReNew Global Class A shares	ReNew Global Class B shares	ReNew Global Class C shares	ReNew Global Class D shares	Cash Consideration (USD millions)	Implied Exchange Ratio (x)
GSW	184,709,600	34,133,476	—	106,074,525	—	112	0.8197x
CPP Investments	61,608,099	46,867,691	—	—	1	42	0.8289x
ADIA (i)	75,244,318	58,170,916	—	—	—	42	0.8289x
JERA	34,411,682	28,524,255	—	—	—	—	0.8289x
Founder investors	7,479,685	—	1	—	—	62	0.8289x
GEF	12,375,767	9,658,421	—	—	—	6	0.8289x
Total	375,829,151	177,354,759	1	106,074,525	1	264

(i)	Includes 14,756,514 ReNew India Ordinary Shares from the conversion of 16,318,729 CCPS.

Basis of preparation

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Transactions, have occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 present pro forma effect to the Transactions, as if they had been completed on April 1, 2020.

ReNew Global, Merger Sub and RMG II do not meet the definition of business as per IFRS 3. In order to account for an acquisition under IFRS 3, an entity shall determine whether a transaction or other event is a business combination by applying the definition in this IFRS, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. Basis above definition, the Merger and Exchange does not constitute business combination and therefore is outside the scope of IFRS 3.

The Merger will be accounted for as acquisition of Class A and Class B shares of RMG II by ReNew Global. The Class A shares of RMG II are subject to a possible redemption prior to closing of the Transactions. The unaudited pro forma condensed combined financial information have been prepared basis the actual redemption of 23.613 million of Class A shares of RMG II.

The Exchange will be accounted for as a “reverse recapitalisation” since, immediately following completion of the transaction, the stockholders of ReNew India immediately prior to the transaction will have effective control of ReNew Global., the post-combination company, through its approximately 75% ownership interest in the combined entity, its selection of a majority of the board of directors and its designation of all of the senior executive positions. For accounting purposes, ReNew India will be deemed to be the accounting acquirer and, consequently, the Exchange will be treated as a recapitalization of ReNew India (i.e., a capital transaction involving the issuance of equity shares of ReNew India). Accordingly, the consolidated assets, liabilities and results of operations of ReNew India will become the historical financial statements of ReNew Global. No intangible assets or goodwill will be recorded in this transaction and difference in ownership interest and net assets will be recognized as a listing expense under the head other expense in statement of operations.

Unless otherwise specified, translation of amounts for the convenience of the reader has been made in proforma financial statements from Indian Rupees to US dollars at the rate of ₹ 73.5047 per $1.

The unaudited pro forma condensed combined statement of financial position as of March 31, 2021 was derived from following:

•	ReNew India audited consolidated statement of financial position as of March 31, 2021

•	RMG II’s unaudited condensed balance sheet as of March 31, 2021

The unaudited proforma condensed combined statement of operations information for year ended March 31, 2021 was derived from following:

•	ReNew India’s audited consolidated proforma statement of profit or loss for the year ended March 31, 2021.

•

RMG II’s audited restated statement of operations for the period from July 28, 2020 (Inception) through December 31, 2021 and unaudited condensed statement of operations for the three months period ended March 31, 2021.

Renew Energy Global plc

Unaudited pro forma condensed combined statement of financial position as at March 31, 2021

(Amounts in INR millions, unless otherwise stated)

					Pro froma Adjustments
	ReNew India	ReNew Global (a)	RMG II (USD millions)	RMG II (b)	Adjustments for USGAAP to IFRS for RMG II	Transaction accounting adjustments	Notes	Total (INR)	Total (USD)
Assets
Non-current assets
Property, plant and equipment	342,036	—	—	—	—	—		342,036	4,653
Intangible assets	36,410	—	—	—	—	—		36,410	495
Right of use assets	4,264	—	—	—	—	—		4,264	58
Investment in jointly controlled entities	—	—	—	—	—	—		—	—
Financial assets
Investments	—	—	—	—	—	208,334	8	—	—
					—	14,352	5
					—	19,405	9
					—	(19,405)	9
					—	(222,686)	10
Trade receivables	1,178	—	—	—	—	—		1,178	16
Loans	140	—	—	—	—	—		140	2
Others	2,999	—	—	—	—	—		2,999	41
Deferred tax assets (net)	1,611	—	—	—	—	—		1,611	22
Prepayments	679	—	—	—	—	—		679	9
Non-current tax assets (net)	2,702	—	—	—	—	—		2,702	37
Other non-current assets	7,715	—	—	—	—	—		7,715	105

Total non-current assets	399,734	—		—	—	—		399,734	5,438
Current assets
Inventories	833	—	—	—	—	—		833	11
Financial assets
Investments	—	—	—	—	—	—		—	—
Derivative instruments	2,691	—	—	—	—	—		2,691	37
Trade receivables	34,802	—	—	—	—	—		34,802	473
Cash and cash equivalents	20,679	—	2	124	—	62,847	4	66,172	900
					—	(5,167)	6
					—	25,360	2
					—	(17,347)	3
					—	(917)	12
					—	(19,405)	9
Bank balances other than cash and cash equivalents	26,506	—	—	—	—	—		26,506	361
Loans	56	—	—	—	—	—		56	1
Others	3,697	5	—	—	—	—		3,702	50
Prepayments - current	592	—	1	64	—	—		656	9
Other current assets	2,464	—	—	—	—	—		2,464	34

Total current assets	92,320	5	3	188	—	45,369		137,882	1,876
Cash held in trust account	—	—	345	25,360	—	(25,360)	2	—	—

Total assets	492,054	5	348	25,548	—	20,009		537,616	7,314

Renew Energy Global plc

Unaudited pro forma condensed combined statement of financial position as at March 31, 2021

(Amounts in INR millions, unless otherwise stated)

					Pro froma Adjustments
	ReNew India	ReNew Global (a)	RMG II (USD millions)	RMG II (b)	Adjustments for USGAAP to IFRS for RMG II	Transaction accounting adjustments	Notes	Total (INR)	Total (USD)
Commitments and contingencies	—	—	303	22,284	(22,284)	—	1	—	—
Equity and liabilities
Equity
Issued capital	3,799	0	0	0	—	63	4	3,833	52
283,012,813 Class A Share Capital of $.01						0	8
1 Class B Share Capital of $.01					—	(63)	8
105,441,472 Class C Share Capital of $.01					—	208	8
					—	0	3
						(0)	8
					—	445	7
					—	14	5
					—	(486)	11
					—	(223)	10
					—	—
					—	74	8
Instruments entirely in the nature of Equity	—	5	—	—		—		5	0
Additional paid up capital	—	—	12	851	—	(851)	8	—	—
Share premium	67,165	—	—	—	—	14,337	5	161,075	2,191
					—	208,126	8
					—	(222,463)	10
						4,937	3
						(4,937)	8
					—	62,784	4
					—	(62,784)	8
					—	25,330	7
					—	(10,586)	11
					—	—
					—	—
					—	79,167	8
Hedge reserve	(5,224)	—	—	—	—	598	11	(4,626)	(63)
Share based payment reserve	1,165	—	—	—	—	(1,165)	11	—	—
Retained earnings	(6,489)	—	(7)	(484)	—	484	8	(41,409)	(563)
					—	743	11
					—	(16,256)	8
					—	(19,405)	9
					—	(5,167)	6
					—	5,167	8
Other components of equity	1,661	—	—	—	—	(190)	11	(6,148)	(84)
					—	(7,620)	13

Equity attributable to equity holders of the parent	62,077	5	308	22,651	(22,284)	50,279		112,730	1,533
Non-controlling interests	2,668	—	—	—	—	11,086	11	9,912	134
					—	(3,842)	13

Total equity	64,745	5	308	22,651	(22,284)	57,523		122,642	1,667

Renew Energy Global plc

Unaudited pro forma condensed combined statement of financial position as at March 31, 2021

(Amounts in INR millions, unless otherwise stated)

					Pro froma Adjustments
	ReNew India	ReNew Global (a)	RMG II (USD millions)	RMG II (b)	Adjustments for USGAAP to IFRS for RMG II	Transaction accounting adjustments	Notes	Total (INR)	Total (USD)
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	335,136	—	—	—	—	(25,775)	7	320,823	4,365
					—	11,462	13
Lease liabilities	1,782	—	—	—	—	—		1,782	24
Others	132	—	—	—	—	—		132	2
Deferred government grant	719	—	—	—	—	—		719	10
Employee benefit liabilities	143	—	—	—	—	—		143	2
Contract liabilty	1,364	—	—	—	—	—		1,364	19
Provisions	13,686	—	—	—	—	—		13,686	186
Deferred tax liabilities (net)	10,808	—	—	—	—	—		10,808	147
Other non-current liabilities	2,747	—	—	—	—	—		2,747	37

Total non-current liabilities	366,517	—	—	—	—	(14,313)		352,203	4,792
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	10,643	—	—	—	—	—		10,643	145
Lease liabilities	330	—	—	—	—	—		330	4
Trade payables	3,245	—	0	1	—	—		3,247	44
Derivative instruments	1,070	—	—	—	—	—		1,070	15
Other current financial liabilities	42,622	—	39	2,896	—	(917)	12	44,601	607
					22,284	—	1
					—	(22,284)	3
Deferred government grant	39	—	—	—	—	—		39	1
Employee benefit liabilities	252	—	—	—	—	—		252	3
Contract liabilities	61	—	—	—	—	—		61	1
Other current liabilities	2,266	—	—	—	—	—		2,266	31
Current tax liabilities (net)	264	—	—	—	—	—		264	4

Total current liabilities	60,792	—	39	2,897	22,284	(23,201)		62,771	855

Total liabilities	427,309	—	39	2,897	22,284	(37,514)		414,974	5,647

Total equity and liabilities	492,054	5	348	25,548	—	20,009		537,616	7,314

(a)	The balances represent amounts of consolidated financial statement of ReNew Global including Merger Sub (wholly owned subsidiary)
(b)	Amounts in USD were translated to INR using exchange rate of INR 73.5047 for USD 1

Renew Energy Global plc

Unaudited pro forma condensed combined statement of financial position as at March 31, 2021

(Amounts in INR millions, unless otherwise stated)

Adjustments to Unaudited Pro Forma Condensed Combined statement of financial position as of March 31, 2021

The unaudited pro forma condensed combined statement of financial position as of March 31, 2021 gives effect to the Transaction as if it was completed on March 31, 2021.

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

1

This adjustment represents reclassification of USD 303 million (INR 22,284) Class A shares with possible redemption rights and included in contingencies and commitments under USGAAP. Under IFRS, such redemption right available to the holders require the same to be disclosed as short term financial liability.

2	Reflects the reclassification of USD 345 million (INR 25,360) of cash held in trust account of RMG II to cash and cash equivalents that will become available upon closing of the Transaction.

3

Represents the settlement of USD 303 million (INR 22,284) of class A shares included in short-term financial liability (as per adjustment 1 above) through cash payment of USD 236 million (INR 17,347) on exercise of redemption rights by certain public shareholders and transfer of balance amount permanent equity (under the head issued capital and share premium) amounting to USD 67 million (INR 4,937) on non-exercise of redemption rights by the remaining public shareholders upon closing of the Transaction.

4

Reflects the proceeds of USD 855 million (INR 62,847) from the issuance of 85.50 million shares of Class A shares with a par value of $0.01 from the PIPE Investment based on estimated commitments received. Refer ReNew Global’s F-4 under the heading “The Business Combination Proposal” for further details.

5	Represents issue of 19.525 million Class A shares by Renew Global to shareholders of RMG II of par value of $0.01 in lieu of Renew Global acquiring 100% shareholding in RMG II.

6	To reflect cash outflow on account of offering costs adjusted to retained earnings amounting to USD 70 million (INR 5,167).

7

To reflect conversion of CCPS into 44.48 million equity shares of par value INR 10 by ReNew India to its CCPS shareholders upon closing of the Transaction. Refer ReNew Global’s F-4 under the heading “The Business Combination Proposal” for further details.

Renew Energy Global plc

Unaudited pro forma condensed combined statement of financial position as at March 31, 2021

(Amounts in INR millions, unless otherwise stated)

8

Represents issuance Class A shares, Class B shares, Class C shares and Class D shares of par value USD 0.01 each and payment of cash by ReNew Global for exchange of 375.83 million equity shares of ReNew India from Majority Shareholders as explained in Table 1. This adjustment has accounted for as a reverse recapitalisation as per IFRS 2 and the equity represents the continuing equity of ReNew India. Renew Global’s net assets of INR 62,985 as explained in Table 2 below were combined with ReNew India and the deemed issuance 127.381 million of ReNew India’s equity share was recorded at the fair value INR 622 per share amounting to INR 79,241 as explained in Table 3 below with the resulting difference amounting to INR 16,256 as explained in Table 4 below, representing the listing expense reflected in the Unaudited Pro Forma Condensed Combined Statement of Financial Position.

Table 1

Investor (i)	Number of ReNew India shares transferred (ii)	Class A shares (iii)	Class B shares (iv)	Class C shares (v)	Class D shares (vi)	Cash Consideration (USD millions) (vii)
GSW	184,709,600	34,133,476	—	106,074,525	—	112
CPP Investments	61,608,099	46,867,691	—	—	1	42
ADIA	75,244,318	58,170,916	—	—	—	42
JERA	34,411,682	28,524,255	—	—	—	—
Founder investors	7,479,685	—	1	—	—	62
GEF	12,375,767	9,658,421	—	—	—	6

Total	375,829,151	177,354,759	1	106,074,525	1	264

Table 2

Particulars	Amount (INR million)
PIPE investment of USD 855 million	62,847
Less: Offering costs of USD 70 million	(5,167)
Add: Net assets of RMG II i.e. shareholder’s equity (as per unaudited financial statements as at March 31, 2021) less cash payout of USD 236 million on redemption of class A shares by public shareholders.	5,305

Total	62,985

Table 3

Computation deemed issuance shares by ReNew India

Shares held by Shareholders of ReNew Global before Exchange	A	105,025,001
Shares issued by ReNew Global to Majority Shareholders on Exchange	B	283,429,284
Shares on equivalent to cash consideration paid to Majority shareholders	C	26,400,000
Transfer of ReNew India shares by Majority Shareholders	D	375,829,151
Deemed shares to be issued by ReNew India	E= D/A*(B+C)	127,397,438
Fair value of ReNew India share (INR/share)	F	622

Total consideration INR	G= E*F	79,241

Particulars	Amount (INR million)
Fair value of deemed shares issued by ReNew India (Table 7 above)	79,241
Less: Renew Global’s net assets (Table 6 above)	(62,985)

Total	16,256

9

To reflect payment of USD 264 million (INR 19,405), considered as cash distribution to Majority Shareholders and recorded as an adjustment to retained earnings. Reduction in payment to majority shareholders is equivalent to the redemption of RMG II public shareholders as explained in adjustment 3. Further the reduction in payment to majority shareholder is pro rata to the Cash Consideration payable as between such other Major Shareholders excluding founder investors. Refer ReNew Global’s F-4 under the heading “The Business Combination Proposal” for further details.

10	To reflect elimination of investment made by Renew Global in ReNew India (283,429,284 shares as explained in adjustment 8) and RMG II (19,525,000 shares as explained in adjustment 5).

11

To reflect the non-controlling interest of approximately 11% in ReNew India established as part of the Transaction. Non-controlling interest shareholders majorly include GSW, CPP Investments and Founder investors.

12

To reflect payment of the estimated USD 12.48 million (INR 917) of deferred underwriters commission’ and deferred legal fess related RMG II’s payable initial public offering at the consummation of the Transaction.

13

To reflect transfer puttable non-controlling interests held founder investors for de-minimums put option as a financial liability recognised at fair value through equity. Refer ReNew Global’s F-4 under the heading “Certain Relationships and Related Party Transactions” for further details.

Renew Energy Global plc

Unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021

(Amounts in INR millions, unless otherwise stated)

					Pro froma Adjustments
	ReNew India	ReNew Global (c)	RMG II (USD millions)#	RMG II (INR millions)# (d)	Adjustments for USGAAP to IFRS for RMG II	Transaction accounting adjustments	Notes	Total (INR)	Total (USD)
Income
Revenue from contracts with customers	48,187	—	—	—	—	—		48,187	656
Other operating income	80	—	—	—	—	—		80	1
Finance income	3,354	—	0	0	—	—		3,355	46
Other income	2,870	—	—	—	—	—		2,870	39

Total income	54,491	—	0	0	—	—		54,492	742
Expenses
Raw materials and consumables used	426	—	—	—	—	—		426	6
Employee benefits expense	1,259	—	—	—	—	—		1,259	17
Depreciation and amortisation	12,026	—	—	—	—	—		12,026	164
Other expenses	7,582	—	6	426	—	16,256	15	24,265	330
Finance costs	38,281	—	1	58	—	(3,438)	14	34,901	475

Total expenses	59,574	—	7	484	—	12,818		72,877	991

(Loss) / profit before share of profit of jointly controlled entities and tax	(5,083)	—	(7)	(484)	—	(12,818)		(18,385)	(250)
Share in loss of jointly controlled entities	(45)	—	—	—	—	—		(45)	(1)

(Loss) / profit before tax	(5,128)	—	(7)	(484)	—	(12,818)		(18,430)	(251)

Income tax expense
Current tax	785	—	—	—	—	—		785	11
Deferred tax	2,091	—	—	—	—	—		2,091	28
Adjustment of tax relating to earlier years	28	—	—	—	—	—		28	0

(Loss) / profit for the years	(8,032)	—	(7)	(484)	—	(12,818)		(21,334)	(290)

(Loss) / profit attributable to:
Equity holders of the parent	(7,818)	—	—	—	—	(10,941)	16	(18,759)	(255)
Non-controlling interests	(214)	—	—	—	—	(2,362)	16	(2,575)	(35)

	(8,032)	—	—	—	—	(13,304)		(21,334)	(290)

Earnings/(loss) per share:
Class A Basic, profit/(loss) attributable to ordinary equity holders of the parent								(45.05)	(0.61)
Class B Basic, profit/(loss) attributable to ordinary equity holders of the parent								(702,443,837.82)	(9,556,447.93)
Class C Basic, profit/(loss) attributable to ordinary equity holders of the parent								(45.05)	(0.61)
Class D Basic, profit/(loss) attributable to ordinary equity holders of the parent								(556,194,410.98)	(7,566,787.04)
Class A Diluted, profit/(loss) attributable to ordinary equity holders of the parent (e)								(45.05)	(0.61)
Class B Diluted, profit/(loss) attributable to ordinary equity holders of the parent (e)								(702,443,837.82)	(9,556,447.93)
Class C Diluted, profit/(loss) attributable to ordinary equity holders of the parent (e)								(45.05)	(0.61)
Class D Diluted, profit/(loss) attributable to ordinary equity holders of the parent (e)								(556,194,410.98)	(7,566,787.04)

(c)	The balances represent amounts of consolidated financial statement of ReNew Global including Merger Sub (wholly owned subsidiary)
(d)	Amounts in USD were translated to INR using exchange rate of INR 73.5047 for USD 1
(e)	Since the effect of conversion of warrants was anti-dilutive, it has not been considered for the purpose of computing diluted EPS.

Renew Energy Global plc

Unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021

(Amounts in INR millions, unless otherwise stated)

#Refer table below for computation of balances for the year ended March 31, 2021.

Statement of operations	for the period from July 28, 2020 (Inception) through December 31, 2021 (Amounts in USD millions)	for the three months period ended March 31, 2021 (Amounts in USD millions)	Total* (Amounts in USD millions)	Total* (Amounts in INR millions)
Income
Finance income	0	0	0	0
Total income	0	0	0	0
Expenses
Other expenses	10	(4)	6	426
Finance costs	1	—	1	58
Total expenses	11	(4)	7	484
(Loss) / profit before tax	(11)	4	(7)	(484)
Income tax expense	—	—	—	—
(Loss) / profit for the years	(11)	4	(7)	(484)

*

Since RMG II was incorporated after April 1, 2020, no adjustments have been made to the total of the balances for the period from July 28, 2020 (Inception) through December 31, 2021 and for the three months period ended March 31, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2021

The unaudited pro forma condensed combined statements of operations for the year ended March 31, 2021 gives effect to the Transaction as if it has completed on April 1, 2020. with adjustments for subsequent events.

The adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2021 are as follows:

14	To reflect impact of reversal of CCPS interest assuming CCPS converted on April 1, 2020.

15	Represents listing expenditure of INR 16,256 on reverse capitalisation by ReNew India of ReNew Global as computed in note 8.

16

To reflect the non-controlling interest of approximately 11% in ReNew India established as part of the Transaction. Non-controlling interest shareholders majorly include GSW, CPP Investments and Founder investors.