Form 20-F/A
period 2021-08-23
ReNew Energy Global plc
filed 2021-09-24
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Exact name of Registrant as specified in its charter)

Not applicable	England & Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☐

EXPLANATORY NOTE

This Amendment No.1, or “Amendment No.1” to the annual report on Form 20-F of ReNew Energy Global plc amends its annual report on Form 20-F for the year ended March 31, 2021 filed on August 27, 2021, or the “2021 Form 20-F”. ReNew Energy Global plc is filing this Amendment No.1 solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the 2021 Form 20-F in accordance with Rule 405 (a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language, or “XBRL”.

Other than as expressly set forth above, this Amendment No. 1 to the 2021 Form 20-F does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2021 Form 20-F or reflect any events that have occurred

ITEM 19. EXHIBITS

Exhibit number	Description of Exhibit	Footnotes
101. INS	XBRL Instance Document	(1)
101. SCH	XBRL Taxonomy Extension Schema Document	(1)
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(1)
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document	(1)
101. LAB	XBRL Taxonomy Extension Label Linkbase Document	(1)
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(1)

(1) In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

September 24, 2021

RENEW ENERGY GLOBAL PLC

By:	/s/ D.Muthukumaran
Name: D.Muthukumaran
Title: Chief Financial Officer