Form 20-F
period 2022-03-31
ReNew Energy Global plc
filed 2022-07-25
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File No.: 001-40752

________________________

RENEW ENERGY GLOBAL PLC

(Exact name of registrant as specified in its charter)

____________________

Not applicable	England and Wales
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB, United Kingdom

(Address of Principal Executive Offices)

C/O ReNew Power

Commercial Block-1, Zone 6

Golf Course Road, DLF City Phase V

Gurugram 122009, Haryana, India

Telephone: (+91) 124 489 6670

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	RNW	The Nasdaq Stock Market LLC
Warrants to purchase Class A Ordinary Shares, $0.0001 per share	RNWWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2022, 282,469,171 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding.

One Class B Share represents the number of votes from time to time equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India ordinary shares that they hold at such time for Class A Ordinary Shares at the exchange ratio specified in the Business Combination Agreement (as defined herein).

One Class D Ordinary Share represents the number of votes from time to time equal to 12,345,678 Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio specified in the Business Combination Agreement (as defined herein).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

DEFINED TERMS

Unless the context otherwise requires, references in this Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) to:

•
“2020 Electricity Rules” means the Electricity (Rights to Consumers) Rules, 2020.
•
“2022 Masala Bonds” means the Rs. 31,800,000,000 aggregate principal amount of the 10.629% Senior Secured Bonds due February 8, 2022 issued on February 17, 2017 by certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited.
•
“2022 Notes” means the $300,000,000 aggregate principal amount of 6.45% Senior Secured Notes due September 27, 2022 issued on September 12, 2019 by the Company.
•
“2024 Notes” means the $525,000,000 aggregate principal amount of 6.67% Senior Secured Notes due March 12, 2024 issued on March 12, 2019, March 26, 2019 and October 3, 2019 by certain of our subsidiaries, Kanak Renewables Limited, Rajat Renewables Limited, ReNew Clean Energy Private Limited, ReNew Saur Urja Private Limited, ReNew Solar Energy (Telangana) Private Limited, ReNew Wind Energy (Budh 3) Private Limited, ReNew Wind Energy (Devgarh) Private Limited and ReNew Wind Energy (Rajasthan 3) Private Limited.
•
“2027 NCDs” means the Rs. 23,910,550,000 aggregate principal amount of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027 issued on November 2, 2020 by certain of our subsidiaries, Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited.
•
“2027 Notes” means $450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027 issued on January 29, 2020 by the Company.
•
“2028 Notes” means the $585,000,000 in aggregate principal amount of 4.50% Senior Secured Notes due July 14, 2028 issued on April 14, 2021 by certain of our subsidiaries, ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited.
•
“2030 NCDs” means the Rs. 33,700,500,000 aggregate principal amount of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030 issued on March 25, 2021 by certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited.
•
“2032 Notes” means the $ 400,000,000 aggregate principal amount of 4.56% Senior Notes due January 18, 2032 issued on January 19, 2022 by Renew Power Private Limited.
•
“Amended and Restated Warrant Agreement” means an amended and restated warrant agreement entered into by and between the Company and Computershare on August 23, 2021.
•
“AP DISCOMs” means collectively APSPDCL and Eastern Power Distribution Company of Andhra Pradesh Limited.
•
“APSPDCL” means Southern Power Distribution Company of Andhra Pradesh Limited.
•
“AP Forecasting Regulations” means The Andhra Pradesh Electricity Regulatory Commission Forecasting, Scheduling and Deviation Settlement of Solar and Wind Generation Regulations, 2017.
•
“AP Solar Policy 2018” means the Andhra Pradesh Solar Power Policy, 2018.
•
“AP Wind Policy” means the Andhra Pradesh Wind Power Policy, 2018.
•
“APPC” means average power purchase cost.
•
“Audit Committee” means the Company’s audit committee.
•
“BEPS” means base erosion and profit shifting.

•
“Board” or “ReNew Global Board” or “Board of Directors” means the board of directors of the Company.
•
“Bribery Act” means the UK Bribery Act 2010.
•
“Business Combination” means the Merger, the Exchange and the other transactions contemplated by the Business Combination Agreement.
•
“Business Combination Agreement” means the Business Combination Agreement, dated February 24, 2021 by and among RMG II, ReNew India, RMG II Representative, the Company, the Merger Sub and the Major Shareholders.
•
“Catch-Up Right” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“CCPSs” means the compulsorily convertible preference shares of ReNew India, having a par value of Rs. 425 per share.
•
“Central Electricity Authority” means the Central Electricity Authority of India.
•
“CERC” means the Central Electricity Regulatory Commission in India.
•
“CERC Connectivity & Access Regulations” means the Central Electricity Regulatory Commission (Grant of Connectivity, Long-term Access and Medium-term Open Access in Inter-State Transmission and related matters) Regulations, 2009.
•
“CERC Open Access Regulations” means the Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008.
•
“CERC Transmission Charges Regulations 2020” means the Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020.
•
“CESCOM” means Chamundeshwari Electricity Supply Corporation Limited.
•
“Class A Ordinary Shares” means Class A ordinary shares of $0.0001 each in the capital of the Company.
•
“Class B Ordinary Shares” means Class B ordinary shares of $0.0001 each in the capital of the Company.
•
“Class C Ordinary Shares” means Class C ordinary shares of $0.0001 each in the capital of the Company.
•
“Class D Ordinary Shares” means Class D ordinary shares of $0.0001 each in the capital of the Company.
•
“Closing” means the closing of the Business Combination on August 23, 2021.
•
“Closing Date” means August 23, 2021, the date of Closing.
•
“Code” means the U.S. Internal Revenue Code of 1986.
•
“Code Company” has the meaning given to it in the section titled “Memorandum and Articles of Association — City code on takeovers and mergers” under Item 10.B.
•
“Cognisa” means Cognisa Investment, a partnership firm, having its office at 1st Floor, Penkar House, Jaishuklal Mehta Road, Santacruz (West), Mumbai – 400 054.
•
“Company,” “ReNew Global”, “we,” “us,” “our” and other similar designations refer to ReNew Energy Global plc (formerly known as ReNew Energy Global Limited), a public limited company registered in England and Wales with company number 13220321.
•
“Competitive Bidding Guidelines” means the guidelines issued by the Ministry of Power on August 3, 2017 and December 8, 2017 for procurement of solar and wind power, respectively, through tariff based competitive bidding process.
•
“CPCB” means The Central Pollution Control Board of India.
•
“CPP Investments” means Canada Pension Plan Investment Board, a Canadian crown corporation organized and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40.
•
“CTU” means Central Transmission Utility.
•
“Designated Area” has the meaning given to it in the section titled “Risk Factors — The recent order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation of certain Group entities.” under Item 3.D.
•
“DISCOMs” means state electricity distribution companies in India.

•
“Dodd-Frank Act” means the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act.
•
“DTAA” means the Double Tax Convention between the U.K. and India, as amended by the MLI.
•
“DTC” means the Depository Trust Company.
•
“Effective Economic Interest” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“Electricity Act” means The Electricity Act, 2003.
•
“Electricity Rules” means the Electricity Rules, 2005.
•
“Employee 2021 Plan” means the Employee 2021 Incentive Award Plan, adopted by us and approved by our shareholders on August 23, 2021.
•
“EPC” means engineering, procurement and construction.
•
“ESG” means environmental, social and corporate governance.
•
“ESG Charter” means the ESG charter adopted by the Company on January 28, 2022.
•
“ESMS” means Environmental and Social Management System.
•
“Exchange” means the series of transactions immediately following the Merger by which the Major Shareholders transferred ReNew India Ordinary Shares in exchange for the issuance by ReNew Global of shares in ReNew Global and the payment of cash pursuant to the terms of the Business Combination Agreement.
•
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
•
“F&O Committee” or “Finance and Operations Committee” means the Company’s finance and operations committee.
•
“F&S Regulations” means the Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2014.
•
“FCPA” means the Foreign Corrupt Practices Act.
•
“FiT” means feed-in tariff.
•
“Founder” means Mr. Sumant Sinha.
•
“Founder Investors” means, collectively, the Founder, Cognisa and Wisemore.
•
“Founder Investor Put Financing Issuance” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“Founder Investors Ordinary Put Option” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement — Founder Investors’ Put Options.” under Item 7.B.
•
“Founder Investor Put Options” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement — Founder Investors’ Put Options.” under Item 7.B.
•
“Founder Registrable Securities” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“GAAR” means General Anti-Avoidance Rules of the ITA.
•
“GBI” means Generation Based Incentive.
•
“GBI Scheme” means Generation Based Incentive Scheme.
•
“GBP” or “£” means the lawful currency of the United Kingdom.
•
“GESCOM” means Gulbarga Electricity Supply Company Limited.
•
“GDP” means gross domestic product.
•
“Grid Code” means the Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010.
•
“Group” means the Company and its Subsidiaries.
•
“GST” means the goods and services tax.

•
“GSW” means GS Wyvern Holdings Limited, a company organized under the laws of Mauritius.
•
“GSW Priority Offering” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“GSW Priority Offering Right” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“GSW Total Equity Interest” means, with respect to GSW at a particular time of determination, the percentage equal to (a) the sum of (i) the number of ReNew India Ordinary Shares held by GSW at such time multiplied by 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the ReNew Global Shares or the ReNew India Ordinary Shares after the Closing), plus (ii) the number of ReNew Global Class A Ordinary Shares and ReNew Global Class C Ordinary Shares held by GSW at such time, divided by (b) the sum of (i) the number calculated pursuant to (a) above, plus (ii) the number of issued and outstanding ReNew Global Class A Ordinary Shares as of such time that are held by persons other than GSW or any of its affiliates, plus (iii) the number of issued and outstanding ReNew Global Class C Ordinary Shares as of such time, if any, that are held by persons other than GSW or any of its affiliates.
•
“GUVNL” means Gujarat Urja Vikas Nigam Limited.
•
“HESCOM” means Hubli Electricity Supply Company Limited.
•
“HLNC” means High Level Negotiation Committee.
•
“Hybrid Policy” means the National Wind-Solar Hybrid Policy.
•
“Hybrid Projects Guidelines” means Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020.
•
“IASB” means the International Accounting Standards Board.
•
“IFRS” means the International Financial Reporting Standards, as issued by the IASB.
•
“Indian Rupees” or “Rs.” means the lawful currency of India.
•
“Integrated DAM” means integrated day-ahead market.
•
“IREDA” means Indian Renewable Energy Development Agency Limited.
•
“IRS” means the U.S. Internal Revenue Service.
•
“ISOs” means incentive share options.
•
“ISTS” means inter-state transmission system.
•
“ITA” means the Indian Income Tax Act, 1961.
•
“JERA” means JERA Power RN B.V., a company organized under the laws of the Netherlands.
•
“Land Acquisition Act” means the Land Acquisition, Rehabilitation and Resettlement Act, 2013.
•
“LOA” means a letter of award.
•
“KERC” means Karnataka Electricity Regulatory Commission.
•
“KERC DSM Regulations” means the Karnataka Electricity Regulatory Commission (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015.
•
“Major Shareholders” means certain shareholders of ReNew India named in the Business Combination Agreement.
•
“MAT” means the minimum alternate tax under the Income Tax Act, 1961.
•
“MERC” means Maharashtra Electricity Regulatory Commission.
•
“MERC F&S Regulations” means the Maharashtra Electricity Regulatory Commission (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018.
•
“Merger” means the merger pursuant to the terms of the Business Combination Agreement whereby Merger Sub merged with and into RMG II, with RMG II continuing as the surviving entity.
•
“Merger Sub” means ReNew Power Global Merger Sub, a Cayman Islands exempted company.

•
“MLI” means measures relating to the tax treatment of multinationals proposed by the Organization for Economic Co-operation and Development, some of which are implemented by amending double tax treaties through the multilateral convention to implement tax treaty related measures to prevent base erosion and profit shifting.
•
“MNRE” means the Ministry of New and Renewable Energy.
•
“MNRE Guidelines” means Guidelines for Development of Onshore Wind Power Projects, 2016.
•
“MoEF&CC” means the Ministry of Environment, Forest and Climate Change.
•
“MPERC Forecasting Regulations” means the Madhya Pradesh Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement Mechanism and Related Matters of Solar and Wind Generating stations) Regulations, 2018.
•
“MP Wind Policy” means the Wind Power Project Policy, 2012, as amended implemented by the Government of Madhya Pradesh.
•
“MSEDCL” means Maharashtra State Electricity Distribution Company Limited.
•
“Nasdaq” means The Nasdaq Stock Market LLC.
•
“NAPCC” means the National Action Plan on Climate Change.
•
“NEP” means the National Electricity Policy.
•
“Nomination Committee” means the Company’s nomination and board governance committee.
•
“Non-Employee 2021 Plan” means the Non-Employee 2021 Incentive Award Plan adopted by us and approved by our shareholders on August 23, 2021.
•
“NSM” means the National Solar Mission.
•
“NSOs” means nonqualified share options.
•
“NTPC” means NTPC Limited (formerly National Thermal Power Corporation Limited).
•
“NTPC 2016” means the National Tariff Policy, 2016.
•
“O&M” means operations and maintenance.
•
“OECD” means Organization of Economic Co-operation and Development.
•
“OEM” means original equipment manufacturer.
•
“PGCIL” means the Power Grid Corporation of India Limited.
•
“PIPE Subscription” has the meaning given to it in the section titled “Related Party Transactions — Subscription Agreement” under Item 7.B.
•
“Platinum Cactus” means Platinum Hawk C 2019 RSC Limited, an indirect wholly owned subsidiary of Abu Dhabi Investment Authority, as trustee of Platinum Cactus A 2019 Trust.
•
“POEM” means place of effective management.
•
“PPA” means a power purchase agreement.
•
“PTC” means PTC India Limited.
•
“PTCUL” means Power Transmission Corporation of Uttarakhand Limited.
•
“Put Shares” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement — Founder Investors’ Put Options.” under Item 7.B.
•
“REC” means renewable energy certificate.
•
“REC Regulations” means the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2022.
•
“ReD Lab” means ReD (ReNew Digital) Analytics Lab.
•
“Registrable Securities” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.

•
“Registration Rights, Coordination and Put Option Agreement” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“Remuneration Committee” means the Company’s remuneration committee.
•
“ReNew Global Articles” means the articles of association of ReNew Global from time to time.
•
“ReNew Global Shareholders Agreement” means the shareholders agreement dated August 23, 2021, by and among ReNew Global and each Shareholders Agreement Investor.
•
“ReNew Global Shares Deemed Outstanding” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“ReNew India” means ReNew Power Private Limited and its subsidiaries unless the context otherwise requires.
•
“ReNew India Ordinary Shares” means the equity shares in the issued, subscribed and paid-up share capital of ReNew India having a par value of Rs. 10 each.
•
“ReNew India Distributions” has the meaning given to it in the section titled “Memorandum and Articles of Association — Dividends and Other Distributions” under Item 10.B.
•
“ReNew Jal Urja” means ReNew Jal Urja Private Limited.
•
“ReNew Solar” means ReNew Solar Energy Private Limited.
•
“RERC” means Rajasthan Electricity Regulatory Commission.
•
“RERC Forecasting Regulations” means The Rajasthan Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters of Solar and Wind Generation Sources) 2017.
•
“RMG II” means RMG Acquisition Corporation II, a Cayman Islands exempted company.
•
“RMG II Representative” means Mr. Philip Kassin.
•
“RMG Sponsor II” means RMG Sponsor II, LLC, which assigned its rights and novated its obligations under the ReNew Global Shareholders Agreement to MKC Investments, LLC and was liquidated on February 17, 2022.
•
“RPOs” means renewable purchase obligations.
•
“RSPPL” means ReNew Solar Power Private Limited.
•
“RSRPL” means ReNew Surya Roshni Private Limited.
•
“RSUs” means restricted share units.
•
“SACEF” means GEF SACEF India, a private company limited by shares incorporated under the laws of Mauritius and having its registered office at c/o IQEQ, 33, Edith Cavell Street, 11324, Port-Louis, Mauritius.
•
“SARs” means share appreciation rights.
•
“SCADA” means supervisory control and data acquisition.
•
“SEC” means the U.S. Securities and Exchange Commission.
•
“SECI” means the Solar Energy Corporation of India Ltd.
•
“SERCs” means the State Electricity Regulatory Commissions.
•
“Securities Act” means the U.S. Securities Act of 1933, as amended.
•
“Shareholders Agreement Investors” means each of the Founder Investors, GSW, CPP Investments, Platinum Cactus, JERA and MKC Investments, LLC (as assignee of RMG Sponsor II).
•
“Shares” or “Ordinary Shares” or “ReNew Global Shares” means, collectively, the Class A Ordinary Shares, the Class B Ordinary Share, the Class C Ordinary Shares and the Class D Ordinary Share.
•
“Significant Shareholders” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“Significant Shareholders Registrable Securities” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.

•
“SRB” means S.R. Batliboi & Co. LLP, Chartered Accountants.
•
“Subsidiary” means, with respect to any person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
•
“Takeover Code” means the U.K. City Code on Takeovers and Mergers.
•
“Takeover Panel” means the Panel on Takeovers and Mergers.
•
“Tariff Policy 2006” means the Tariff Policy on January 6, 2006.
•
“Tariff Regulations 2017” means the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017.
•
“Tariff Regulations 2020” means the Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020.
•
“UDAY” means Ujwal Discom Assurance Yojana.
•
“UK” means the United Kingdom.
•
“U.K. Companies Act” means The U.K. Companies Act 2006.
•
“US$” or “$” means the lawful currency of the United States of America.
•
“Voting Agreement” means a voting agreement entered into by the Company, ReNew India, GSW, CPP Investments and the Founder Investors pursuant to the Business Combination Agreement.
•
“Warrants” means the 18,526,773 warrants to purchase 20,226,773 Class A Ordinary Shares at a price of $11.50 per 1.0917589 Class A Ordinary Share.
•
“Wind Power Guidelines” means the Revised Guidelines for Wind Power Projects.
•
“Wisemore” means Wisemore Advisory Private Limited.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the business of the Group. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

•
our management of our business strategy and plans;
•
changes adversely affecting the renewable energy industry;
•
the impact of COVID-19 or other adverse public health developments on our business;
•
our estimates of expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing.
•
general economic conditions;
•
loss of security holder confidence in our financial and other public reporting from inability to accurately report our financial results or prevent fraud;
•
significant decreases or fluctuations in price of our securities from fluctuations in operating results, quarter-to-quarter earnings and other factors, including incidents involving our customers and negative media coverage; and
•
changes in applicable laws or regulations.

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Report or elsewhere might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
[RESERVED]
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Risks Relating to the Group’s Business

The COVID-19 pandemic’s adverse impacts on our business, financial position, results of operations, and prospects could be significant.

The COVID-19 pandemic continues to create disruptions to the global economy. The extent to which the COVID-19 pandemic may continue to impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, (such as the spread of the disease, the duration of the pandemic, travel restrictions, quarantines, social distancing measures, business closures or disruptions, fiscal stimulus, and other regulatory change) and the effectiveness of actions taken to contain and treat the disease. A number of governments and organizations have revised gross domestic product, or “GDP” forecasts downward in response to the economic slowdown caused by the spread of COVID-19. The pandemic and related efforts to contain it have disrupted global economic activity, adversely affected the functioning of financial markets, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. If these effects continue for a prolonged period or result in sustained economic stress or recession, many of the risk factors identified in this Report could be exacerbated and such effects could have a material adverse impact on us.

For example, the Ministry of Power as well as various central and state government departments in India have implemented restrictions to contain the spread of COVID-19. Accordingly, some of our subsidiaries have received notices from customers invoking force majeure provisions under their respective PPAs and claiming, among other things, additional time for making payments, as well as the right to curtail the demand of power, on grounds that the restrictions have impacted the liquidity of such customers and their contractual counterparties (which have also faced difficulties in collection of payments from customers), thereby reducing their ability to make timely payments under the PPAs. While our counterparties have agreed to make payments, such payments may not be received in time or at all. In addition, we may not be able to rely on force majeure clauses under the PPAs to terminate or amend the terms of the PPAs. Because of the resurgence of the COVID-19 virus in India in April 2021 and the subsequent implementation of full or partial lockdowns in certain states, the scheduled commercial operation dates for our committed projects have been impacted. The Government of India has in the past extended the timeline for completing the construction of renewable energy projects as a result of the COVID-19 pandemic and has similarly extended the timeline for commissioning projects as a result of the second wave of the COVID-19 pandemic in India. Such extensions could increase costs which may not be recoverable from customers and its capital expenditure forecasts for those projects may be impacted. If we or any of our offtakers are not able to meet the obligations under the PPAs due to the impact of COVID-19, there could be an adverse effect on our business, results of operations and cash flows.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our energy projects to risks.

We generated 74% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2022. Further, we had two customers that are state distribution companies, each of which accounted for over 10% of our total income in the year ended March 31, 2022. Since distribution of electricity is controlled by central and state government-utility companies in India, there is a concentrated pool of potential purchasers for grid connected, utility-scale electricity generated by solar, wind and hydro energy projects. Such concentration restricts our ability to find new offtakers. If any of our offtakers become unable or unwilling to fulfill their contractual obligations under the relevant PPA or refuses to accept power delivered under the PPAs or otherwise terminates such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, if the financial condition of these utilities or power purchasers deteriorates or other government policies to which they are currently subject change, demand for electricity produced by our utility-scale wind, solar and hydro projects could be negatively impacted.

Our revenues are exposed to fixed tariffs and changes in tariff regulation and structuring.

A substantial portion of our income is derived from the sale of electricity based on the tariffs specified in the PPAs, which are mostly determined through the competitive bidding process. Tariffs for our commercial and industrial customers are based on bilateral negotiations. Any reductions in tariffs may adversely affect our financial condition. Further, there is no assurance that after we win a bid, the definitive PPA will be signed as offtakers may withdraw their intention to sign the PPA even after issuing a letter of award, or “LOA,” to us, or we may not be able to satisfy the conditions of the LOA, or a counterparty may not enter into the PPA at all following the LOA. Tariffs on recent bids have been lower than tariffs on bids for prior bidding rounds. As a result, offtakers may withdraw their intention to sign definitive PPAs and participate in new bids instead. As a result, the central and state government offtakers may not enter into definitive PPAs, even if the LOA has been granted, due to higher tariffs under such LOAs.

Under our long-term PPAs, we typically sell power generated from our projects to state distribution companies at pre-determined, fixed tariffs. Accordingly, if there is an industry-wide increase in tariffs or if we seek an extension of the term of the PPA, we may not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we may also not have the ability to reflect a corresponding increase in tariffs, and pass through these costs to our offtakers. Therefore, the prices at which we supply power generally have little or no relationship with the costs incurred in generating power. While some of our PPAs provide for tariff increase for “change in law,” any such increase in tariff requires regulatory approvals which can be time consuming and expensive.

We may face difficulties in recovering the costs (whether by tariff increases or litigation) of such corrective measures from the respective state governments/authorities in a timely manner, and may also face resistance from the regulators when they seek an increase in tariff rates. This may lead to disputes and impact our cash flows and results of operations. While we analyze potential costs before submitting a bid, these or any other unexpected event could increase our estimated costs which we may not be able to recover from our offtakers.

Further, our PPAs provide for a reduction of tariff if we fail to commission a project by the scheduled commission date. If the term of a PPA is less than the expected life of a project, this may expose us to the risk of being unable to sell the power generated after the term of the PPA or sell power at less favorable tariffs and terms than originally stipulated under the original PPA for such project. Failure to enter into or renew PPAs in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be negative accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project.

The recent order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation of certain Group entities.

A writ petition was filed in 2019 before the Supreme Court of India seeking the conservation of two critically endangered species of birds, the Great Indian Bustard and the Lesser Florican, majorly existing in the states of Rajasthan and Gujarat. The petitioner through an interim application sought directions to ensure predator proof fencing, barring installation of overhead powerlines, installation of solar infrastructure in priority and potential area as identified by the Wildlife Institute of India in the states of Rajasthan and Gujarat (“Designated Area”), and installation of divertors for certain powerlines (as listed in the application) for the conservation of these two species. The Supreme Court has directed that all low voltage overhead powerlines in the Designated Area shall be converted into underground powerlines. In relation to the conversion of the high voltage overhead powerlines in the Designated Area into underground powerlines, the Supreme Court specified a list of powerlines where the bird divertors shall be installed and a list of powerlines where an assessment shall be made by a committee with regards to the feasibility of their undergrounding. As of March 31, 2022, operational capacity in the Rajasthan and Gujarat projects likely to be affected by the Supreme Court order was 1,813.8 MW and the capacity of the under-development projects in Rajasthan and Gujarat, which are likely to be impacted by the Supreme Court order was 2,375 MW. The ruling may also impact the cost of upcoming projects in the Designated Area. Consequently, certain of our Group entities may be required to move the existing overhead transmission lines for their projects underground.

The implications of the order and manner of its implementation are not fully clear yet, and if the order is not suitably modified or if our affected projects are unable to take relevant remedial measures or receive suitable compensation for costs associated with moving the transmission line underground, such costs will need to be borne by the Group entities. There is a possibility that these species may continue to face danger of extinction on account of the transmission lines, which could attract negative attention and cause harm to our reputation.

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows.

We generate a substantial portion of our income from the sale of power contracted under PPAs with central and state government-utility entities. Some of the offtakers may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such offtakers may not be sufficient to cover our losses in the event of a failure to perform. In addition, external events, such as an economic downturn or failure to obtain regulatory approvals, could also impair the ability of some our offtakers to fulfill their obligations under the PPAs.

There may also be delays associated with collection of receivables from offtakers because of their financial condition. While we are entitled to charge interest for delayed payments, the delay in recovering the amounts, including interest, due under these PPAs could adversely affect our operational cash flows. As of March 31, 2022, we had gross trade receivables of Rs. 46,791 million, of which receivables from government owned or controlled entities accounted for Rs. 44,120 million.

Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be little or no assurance that these utility companies will have the resources to pay us on time or at all. Any failure to recover from these distribution companies could have an adverse impact on our financial condition and results of operations. Further, to the extent any of our offtakers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Our facilities may also be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may be terminated by our counterparties upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. Our PPAs typically allow an offtaker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including the failure to comply with prescribed minimum shareholding requirements; complete project construction or connect to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPA. Furthermore, some of our PPAs allow termination for force majeure events, and lockdowns in response to COVID-19 may be considered a force majeure event by the Indian courts, although no terminations on this basis have occurred to date. If a PPA is terminated, we could be exposed to additional legal liability, reputational damage, and we might not be able to enter into a new PPA on favorable terms or at all. Further, it is unlikely that termination payments will be adequate to pay all the outstanding third-party debt that we have incurred for the project. Further, our PPAs allow the offtaker to terminate the PPA if the developer fails to commission the project and commence supply of power within 24 months from the date of the PPA.

Most of our PPAs do not cover the entire anticipated economic life of our projects. Our PPAs with the captive group consumers are not of long-term nature and such agreements maybe terminated before the end of their respective terms on the occurrence of certain events of default or otherwise.

Certain of our PPAs allow our offtakers to purchase a portion of the relevant project from us under certain circumstances. Some of the PPAs also entitle our lenders to appoint another party as the operator of our projects, under certain circumstances, such as the creation of security contravening the terms of the relevant PPAs, bankruptcy, insolvency or winding up proceedings against a power generator, or a change in control event without the lender’s consent. If any such third party is not appointed within the stipulated time, the PPAs may be terminated by the offtakers and we may be required to acquire the project on mutually agreed terms in the relevant PPAs. If we are unable to acquire the project, the lenders may enforce their mortgage rights under the respective credit agreements. If such buy-outs or step-ins occur and we are unable to locate and acquire suitable replacement projects on time, our business, financial condition and results of operations may be materially and adversely affected. Additionally, there can be no assurance that our offtakers will not suspend or cease payment for or purchase of electricity under our PPAs. The failure to enter into or renew offtake arrangements in a timely manner or at all and on terms (including at prices that permit operation of a related facility on a profitable basis) that are acceptable to us if at all, could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We face risks and uncertainties when developing wind, solar and hydro energy projects.

The development and construction of wind, solar and hydro energy projects involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine whether a wind, solar or hydro energy project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other work. Success in developing a project depends on many factors, including:

•
accurately assessing resources availability at levels deemed acceptable for project development and operations;
•
fluctuations on foreign exchange and inflation rates impacting equipment and supplier costs;
•
fluctuations in the cost and availability of raw materials and purchased components;
•
receiving critical components and equipment (that meet our design specifications) on schedule and on acceptable commercial terms;
•
securing necessary project approvals, licenses and permits in a timely manner;
•
availability of adequate grid infrastructure and obtaining rights to interconnect the project to the grid or to transmit energy;
•
obtaining financing on competitive terms;
•
completing construction on schedule without any unforeseeable delays; and
•
entering into PPAs or other offtake arrangements on acceptable terms.

Generally, our PPAs require that we bring our projects to commercial operation by certain dates. There may be delays or unexpected difficulties in completing our projects as a result of these or other factors. We may also reduce the size of some of our projects due to the occurrence of any of these factors. If we experience such problems, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, these factors may adversely affect the demand for wind, solar and hydro energy projects in India, which could impair our business and prospects. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other penalties, including paying liquidated damages in proportion to the amount of power not supplied, or granting the offtaker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective offtaker, as agreed under the respective PPA and/or transmission agreements.

We are subject to credit and performance risk from third-party suppliers and contractors.

We enter into contracts with third-party suppliers of equipment, materials and other goods and services for the development, construction and operation of our projects as well as for other business operations. While we maintain a diversified set of vendors, we remain subject to the risk that vendors will not perform their obligations. If our vendors do not perform their obligations, or if they deliver any components that have a manufacturing defect or do not comply with the specified quality standards and technical specifications, it may result in a material breach of the relevant supply agreement. While we may be able to make a claim against the applicable warranty to cover all or a portion of the expense or losses associated with the defective product, such claims may not be sufficient to cover all of our expense and losses. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the defective products. If our third-party providers are unable to perform their obligations, including due to bankruptcy, winding up or any injunction, we may incur additional costs in finding a replacement service provider or experience significant delays in performing our related obligations.

Contractors and suppliers in our projects are generally subject to liquidated damages for failures to achieve timely completion or for performance shortfalls. Our operation and maintenance (“O&M”) contractors may fail to plan their operational strategy for the complete lifecycle of a given project, which could potentially create problems such as an inability to service turbines or solar modules over the project lifecycle, or failure to maintain the required site infrastructure or adequate resources at project sites. If our O&M contractors fail to perform as required under O&M agreements, affected projects may experience decreased performance, reduced useful life or shutdowns, any of which may adversely affect our operational performance, financial condition and results of operations.

Liquidated damages payable under third-party engineering, procurement and construction services (“EPC”) and O&M contracts are generally limited to a specified amount or a percentage of the contract price or the annual fees payable. As a result, the damages recovered from defaulting vendors may not be sufficient to cover our losses.

Restrictions on solar equipment imports, and other factors affecting the price or availability of solar equipment, may increase our business costs.

A substantial portion of our equipment, mainly solar module panels, are imported from China and certain other countries. Any restrictions or additional duties imposed by the governments of India or China, or of any other exporting countries could adversely affect our business, results of operations and prospects. For example, in March 2021, the Government of India imposed customs duties on the import of solar modules and solar cells from certain countries including China. As a result, we were subject to investigations by government authorities for importing solar modules from China. There is no assurance that other such duties will not be levied in the future. Such duties could result in an increase in our input costs for our solar business, especially if the costs cannot be passed on to our offtakers, which could have a material adverse impact on our business, financial condition and results of operations.

Since 2019, the Government of India has prepared a list of approved module suppliers that will be eligible to supply modules to project developers selected to develop solar projects in the competitive bidding process. Furthermore, the Government of India has decided to include open access projects also to source modules from the approved vendors from October 1, 2022 but the impact on price or availability of solar equipment or the materials and components used therein is not yet clear.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect the development, construction and operation of our projects.

The design, construction and operation of our projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There can be no assurance that all permits required for a given project will be granted in time or at all. If we fail to obtain or renew such licenses, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business and results of operations. An example of such delay is the approval required for “change in land use from agricultural to non-agricultural” in the state of Karnataka, India. Such approvals can take between six months to two years, which could impact our ability to meet the timelines under our PPAs. In such circumstances, we may have to begin the development of projects while the relevant approvals are pending. Further, since April 2021, there have been delays in receiving government approvals in India as many government offices are shut because of a rise in COVID-19 infections in India which could impact our ability to commission our under-construction projects on time. We have also received notices from regulatory authorities on our compliance with certain wind and solar generation regulations and the billing rates with respect to power consumption, and we have filed petitions with regulatory authorities regarding the billing methodology. There is no assurance that relevant government authorities will not take any action in the future which may expose us to penalties or have a material adverse impact on our operations. We are also exposed to changes in the legal and regulatory environment in which we operate, including changing taxes and tariffs and data privacy and protection laws which could, increase our operating costs, or result in litigation or regulatory action.

Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth.

Given the size of our project portfolio has grown considerably since 2016, we may not be able to grow at similar rates in the future. Although we intend to continue to expand our business significantly with a number of new projects in both existing and new geographies in India, we may not be able to sustain our historical growth rate for various reasons. Success in executing our growth strategy is contingent upon, among others:

•
accurately prioritizing geographic markets for entry, including by making accurate estimates of addressable market demand;
•
identifying suitable sites for our projects;
•
participating in and winning renewable energy auctions on acceptable terms;
•
acquiring land rights and developing our projects on time, within budget and in compliance with regulatory requirements;
•
effectively tracking bid policies and bid updates;
•
obtaining cost effective financing needed to develop and construct projects;
•
efficiently sourcing components that meet our design specifications on schedule;
•
negotiating favorable payment terms with suppliers and contractors;
•
continued availability of economic incentives along expected lines; and
•
signing PPAs or other offtake arrangements on commercially acceptable terms.

Our existing operations, personnel and systems may not be adequate to support our growth and expansion plans and we may make additional investments in our business systems, operational procedures and business processes, and manage our employee base in order to expand our project development efforts. As we grow, we also expect to encounter additional challenges in relation to project selection, construction management and capital commitment processes, as well as our project financing capabilities. These factors may restrict our ability to take advantage of market opportunities, execute our business strategies successfully, respond to competitive pressures and maintain our historical growth rates.

Implementing our growth strategy requires significant capital expenditure and will depend on our ability to maintain access to multiple funding sources on acceptable terms.

We require significant capital for the installation and development of our projects and to grow our business. We believe that we have benefitted from a well-balanced mix of equity, corporate debt and project financing that has contributed to the rapid growth of our business. We might not be able to continue financing or refinancing our projects with an effective combination of equity and debt as we have done in the past and the interest rates and the other terms of available financing might not remain attractive. We may also from time to time divest certain assets to monetize their value for our wider business. These plans are subject to various contingencies and uncertainties, and the performance of the relevant asset.

Any changes to our growth strategy could impair our ability to shape our portfolio of wind, solar and hydro energy projects. In addition, rising interest rates could adversely affect our ability to secure financing on favorable terms and increase our cost of capital. Our ability to obtain external financing on favorable terms is subject to a number of uncertainties, including our financial condition, results of operations and cash flows; interest rates; our ability to comply with financial covenants in other financing arrangements; our credit rating and those of our project subsidiaries; the general conditions of the global equity and debt capital markets and the liquidity in the market. If we are unable to obtain financing on attractive terms or sustain the funding flexibility we have enjoyed in the past, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The delay between making significant upfront investments in our wind, solar and hydro power projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar, wind and hydro energy projects and the date on which we begin to recognize revenue from the sale of electricity generated by such projects. Our initial investments include legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, modules, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years from commencement of commercial operations given the typical length of the PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and debt to pay for costs and expenses incurred during project development. We typically recognize revenue from energy projects only when they are operational and we commence supply of power to offtakers. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, permits and the grid connectivity process. Between our initial investment in the development of permits for energy projects and their connection to the transmission grid, there may be adverse developments, such as unfavorable environmental or geological conditions, labor strikes, panel shortages or monsoon weather. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective and we may not be able to obtain project level debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability, results of operations and cash flows.

Our ability to deliver electricity to various counterparties requires the availability of and access to interconnection facilities and transmission systems, and we are exposed to the extent and reliability of the Indian power grid and its dispatch regime.

Our ability to sell electricity is impacted by the availability of, and access to, relevant and adequate evacuation and transmission infrastructure required to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting our generation projects to the transmission systems, which are owned and operated by third parties or state electricity boards. The operational failure of existing interconnection facilities or transmission facilities or the lack of adequate capacity of such interconnection or transmission facilities or evacuation infrastructure may adversely affect our ability to deliver electricity to our counterparties which may subject us to penalties under the PPAs.

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed. We may have to stop producing electricity during periods when electricity cannot be transmitted—for instance, when the transmission grid malfunctions. Further, in certain cases, the interconnection approval to the grid is granted on a temporary basis. If interconnection approvals are not regularized, it may result in lack of evacuation facilities being available for projects. This may affect our ability to supply the contracted amount of power to the offtaker which may result in penalties being imposed on us under the PPAs. Furthermore, if construction of power projects in India, particularly in the states and regions that we operate in, outpaces transmission capacity of power grids, we may not be in a position to transmit all of our potential electricity to the power grid and therefore is dependent on the availability of the grid infrastructure.

If transmission infrastructure does not already exist, is inadequate or is otherwise unavailable, we are responsible for establishing a connection with the grid interconnection ourselves. In such cases, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, including the ability to obtain rights of way from landowners for the construction of transmission grids, which may delay or increase the cost of our projects.

Although the Government of India has accorded renewable energy “must-run” status (which means that any renewable power that is generated must always be accepted by the grid), power producers and government entities are required to undertake planned generation and drawing of power in order to maintain the safety of the power grid. The Government of India also imposes deviation charges for shortfall or excess in the generation of power in order to facilitate grid integration and stability of solar and wind power generating stations. In some cases, this may curtail our ability to transmit electricity into the power grid, which may adversely affect our financial condition and results of operations.

If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties.

We may be unable to meet our development targets because we may have difficulty converting our under-construction projects into operational projects or we may be unable to find suitable projects to add to our development portfolio. Completing construction of the under-construction projects into operational projects as anticipated, or at all, involve numerous risks and uncertainties. From time to time, we have partially abandoned projects on which we had started development work, or re-categorized projects to a less advanced stage than previously assigned to them.

Abandonment or re-categorization of our projects may make it difficult for us to achieve our capacity goals by target dates if at all. Substantial expenses may also be incurred in the construction and development of the projects. If such projects cannot be developed into operational projects, we may have to write-off such expenses, which could have a material adverse effect on our business, cash flows, financial condition and results of operations. We also face significant transmission penalties if we are unable to execute our projects. In addition, those projects that begin commercial operations may not meet the return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or generate revenue in the originally anticipated time period or at all. An inability to maintain and add to our development portfolio or to convert under-construction projects or under-active development projects into financially successful operational projects would have a material adverse effect on our business, cash flows, financial condition and results of operations.

Technical problems may reduce energy production below our expectations.

Our generation assets, including transmission lines and facilities that we construct or own, may not continue to perform due to equipment failure, wear and tear, latent defects, design error or operator error, early obsolescence or force majeure events, among other things, which may lead to unexpected maintenance needs, unplanned outages or other operational issues and have a material adverse effect on our projects, business, financial condition and results of operations. In addition, spare parts for wind and solar turbines and key pieces of electrical equipment may be hard to acquire, or may have significant sourcing lead time. Specifically, for wind turbines, we utilize the proprietary technology of some of our vendors and any failure by that vendor in supplying the technology or providing periodic maintenance or upgrade in a timely basis could adversely impact our operations. Further, sources for some significant spare parts and other equipment are located outside of India. If there is a shortage of critical spare parts or replacement solar modules, we could incur significant delays in returning facilities to full operation. There also may be unforeseen expenses if vendors default on their warranty obligations.

Any mechanical failure or shutdown of equipment sourced from third parties could result in us having to shut down the entire project. Such events could materially and adversely impact our generating capacity. If any shutdowns continue for extended periods, this may give rise to contractual penalties or liabilities, loss of offtakers and damage to our reputation. Although we are entitled to be compensated by manufacturers for certain equipment failures and defects in certain cases, these arrangements may not be enough to cover all losses suffered. While manufacturing defects are typically covered under the warranty agreements, we may have to bear the costs of repairing the equipment for any damages not foreseeably covered under our supply agreements. In addition, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense and losses associated with the faulty component. Further, we may have disputes with suppliers or contractors that could lead to litigation or arbitration due to contractual force majeure notices. In addition, our relationship with our suppliers may worsen or lead to disagreements or litigation. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

The growth of our business depends on developing and securing rights to sites suitable for the development of projects.

Our ability to realize our business and growth plans is dependent on our ability to develop and secure rights to sites suitable for the development of projects. Suitable sites are determined on the basis of cost, wind, solar and hydro resource levels, topography, grid connection infrastructure and other relevant factors, which may not be available in all areas. Further, wind, solar and hydro energy projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with adequate evacuation and transmission infrastructure, including right of way. Solar energy and transmission infrastructure projects also require sufficient contiguous land for development, which may be difficult to procure on suitable terms. Some locations used for evacuation and transmission facilities are not owned by us and are located on land owned by third parties. Land used for our projects is subject to other third-party rights such as rights of passage and rights to place cables and other equipment on the properties, which may interfere with our right to use the land and ultimately impair our operations.

Some of the land area we utilize or intend to utilize for our projects is on leasehold land, and we may be subject to conditions under the lease agreements through which we acquire rights to use such land. We are exposed to the risk that these leases will not be extended or will be terminated by the relevant lessees. Further, some of the wind energy projects which we have acquired from OEMs are located on government revenue land leased to the OEM. In such cases, the OEM has typically sub-leased the land to us. If the original lease for such land is terminated due to any action or omission by the OEM (over which we have no control), we may lose our leasehold rights as well. If any of the above factors occur, our successful land procurement cannot be assured. Any failure by us to secure suitable sites may materially impact the development of a project and may also result in non-compliance with related conditions under project agreements. If this occurs across a number of our projects, our business and prospects could be materially and adversely affected.

We do not own all the land on which we operate.

Some of the land area we utilize or intend to utilize for our projects is leased. Conditions under lease agreements typically include restrictions on leasehold interest or rights to use the land, continual operating requirements, and other obligations which include obtaining requisite approvals, payment of necessary statutory charges and giving preference to local workers for construction and maintenance. We are also exposed to the risk that these leases will not be extended or will be terminated by the relevant lessees. Some of our projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the power projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as our Company and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority. In certain cases, the land leased for the development of renewable energy projects is obtained on a sub-lease from the relevant state governments, which in turn has leased such land from private parties. Such land may be subject to disputes on account of right of way, encroachment and other related issues.

There is no assurance that the outstanding approvals would be received in time, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of the projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a project due to reasons beyond our control may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and sub-leases for the remainder of the terms of the corresponding PPAs. In the event that the relevant state authorities do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and we may not be able to find an alternative location in the short term or at all and our business, results of operations, cash flows and financial condition could be adversely affected.

Growing our project portfolio through acquisitions may subject us to additional risks that may adversely affect our business, financial condition, results of operations and prospects.

A principal component of our strategy is to continue to expand our operations by growing our project portfolio through the development of new projects and selective acquisitions of existing or committed projects, and adopting new technologies for peak power supply, round the clock supply and storage services. Successful integration of acquired projects will depend on our ability to effect any required changes in operations or personnel, and may require capital expenditure. We may encounter difficulties in integrating the acquired projects in a timely and cost-effective manner, difficulties in establishing effective management information and financial control systems, and unforeseen legal, regulatory, contractual or other issues. Any failure to successfully integrate the portfolio of projects may limit our ability to grow our business.

While we evaluate acquisition opportunities based on our targeted return, operational scale and diversification criteria and on whether we consider these opportunities to be available at reasonable prices, acquisitions involve risks that could materially and adversely affect our business, including the failure of the new acquisitions or projects to achieve the expected investment results, risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies, adverse impact of purchase price adjustments, and the inability to achieve potential synergies in a profitable manner, risks associated with the diversion of our management’s attention from our existing business and risks associated with entering into any new markets. In addition, liabilities may exist that we do not discover in our due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to liabilities, litigation or reputational risk and unforeseen payments by us. In each case, we may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could adversely affect our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into new areas of business within renewable/ green energy generation in which we have limited or no prior operating experience

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new areas of business. For instance, in August 2021, we acquired L&T Uttaranchal Hydropower Limited, which was later renamed as ReNew Jal Urja, which owns the Singoli Bhatwari Hydroelectric Project, a 99 MW hydropower project situated in Uttarakhand. The project, being our first hydro power project, aims to address the intermittency associated with standard wind and solar projects and seeks to add hydro-storage to our portfolio of renewable energy projects. It may be difficult for us to understand and accurately predict the impact of varying customer preferences and assess the financial impact of operating in new lines of businesses that we may enter into in the future. In addition, the market for each such line of business may have unique regulatory dynamics of its own that are not common to other areas/ lines of business that we may seek to enter. These include laws and regulations that can directly or indirectly affect our ability to set up and operate existing projects in such areas within renewable energy generation as well as analyze the costs associated with, among others, setting up new projects (including entering into arrangements with third parties with respect to EPC and/ or operation and maintenance for such projects), insurance, support and monitoring such projects. For example, in the past, a public interest litigation had been filed against ReNew Jal Urja relating to certain environmental clearances.

In addition, each new line of business is subject to distinct competitive and operational dynamics. Operating in such different areas may also impact our ability to bid competitively and ensure power generation in accordance with the terms of the bid, or as the case may be, PPAs entered into with the customers, all of which may affect our results of operations, and key business metrics. We may experience fluctuations in our results of operations due to the varying dynamics in the new lines of business where we may seek to operate. The growth in our portfolio of hydropower projects depends on the competitiveness of hydroelectric power generation in relation to other renewable sources of energy, which may be impacted by lower tariffs, the time taken and/ or the number of approvals required to commence a particular project, as well as public perception and/ or opposition to such projects.

We also continue to explore entering into other new business segments, such as green hydrogen, with the intention to eventually manufacture and supply green hydrogen and its derivatives to our customers, either by utilizing our existing renewable energy project development expertise and generation capacity or through strategic partnerships with other entities. We are also exploring opportunities in building electricity transmission infrastructure and manufacturing solar modules, as well as in the power exchange, and battery storage areas. While we believe these new businesses will increase our vertical integration and the range of addressable business opportunities, they may not be successful in the timeframe and manner we anticipate. If we invest substantial time and resources to expand our operations into new areas of power generation and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

We are continuing to explore joint venture and partnership opportunities with complementary and strategic businesses. We cannot assure you that we will be able to identify suitable strategic investment or joint venture opportunities at acceptable cost and on commercially reasonable terms, obtain the financing necessary to complete and support such investments or integrate such businesses or investments effectively. In addition, such efforts expose us to future funding obligations and risks associated with unanticipated events or liabilities and may divert management’s attention. Any failure to achieve successful future partnerships investments could have a material adverse effect on our business, financial condition, results of operations and prospects.

If environmental conditions at our energy projects are unfavorable, our electricity production, and therefore our revenue from operations may be substantially below expectations.

The revenue generated by our projects is proportional to the amount of electricity generated, which in turn is dependent on prevailing environmental conditions. Operating results for wind, solar and hydro energy projects vary significantly depending on natural variations from season to season and from year to year, and may also change permanently because of climate change or other factors. In some periods, the wind, solar or hydro conditions may fall within our long-term estimates but not within the averages expected for such a period. In addition, the amount of electricity our projects produce is dependent in part on the amount of sunlight or radiation (in the case of solar power projects), on hydrological conditions (in the case of hydro power projects) and on actual wind conditions, including wind speed (in the case of wind power projects).

Wind energy is highly dependent on weather conditions and in particular on wind conditions, which can be highly variable, particularly during the monsoon season in India which lasts from May to September. The profitability of a wind energy project depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. Actual wind conditions at these sites, however, may not conform to the measured data in these studies and may be affected by variations in weather patterns, including any potential impact of climate change. For example, wind resource availability in recent years has generally been lower than projected, which has lowered the plant load factors and energy generation at several of our projects. In addition, climatic conditions may be adversely affected by nearby objects (such as buildings, other large-scale structures or wind turbines) developed later by third parties. Therefore, the electricity generated by our wind energy projects may not meet our anticipated production levels. If the wind resources at a particular site are below the levels we expect including in terms of quality, our rate of return for that project would be below our expectations. Specifically, unfavorable wind conditions during the monsoon season could adversely affect production levels and revenues.

We base our investment decisions with respect to each project on the findings of related solar studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies. Unfavorable weather and atmospheric conditions could impair the effectiveness of our projects or reduce their output to levels below their rated capacity. Furthermore, components of our generation and transmission systems could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity. The operational performance of a particular solar energy project also depends on the contour of the land on which the project is situated. In case of highly variable contour land, the output of the solar farm situated on such a surface may be sub-optimal. Our solar power projects are also affected by the monsoon season, which generally lasts from May through September.

A sustained decline in environmental and other conditions at our wind, solar or hydro energy projects could materially and adversely decrease the volume of electricity generated and we could also impact market demand for wind, solar and hydro projects. As a consequence, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our hydropower business is dependent upon hydrological conditions, which may from time to time result in conditions that are unfavorable to our business operations.

Our hydroelectric power generating projects will be dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydropower plants are located. There can be no assurance that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Our existing and future hydropower plants may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we plan to select hydropower plants for acquisition and/ or bidding in part on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. If hydrological conditions result in droughts or other conditions that negatively affect our existing or proposed hydroelectric generation business, our results of operations could be materially and adversely affected.

The operation of our hydropower plants and customer demand for our power may be vulnerable to disruptions caused by natural and man-made disasters, which may materially and adversely affect our results of operations.

Our hydropower plants could be required to cease operations in the event of a drought, and to cease operating or may even be damaged in the event of a flood. Water supply to such power plants is vulnerable to natural disasters including earthquakes, storms, tornadoes and floods, as well as disasters caused by human actions such as terrorist attacks, military conflicts and other deliberate or inadvertent actions which may affect the availability of water supplies or water flow to our power plants. Such disasters are unpredictable and can significantly damage our access to water supply and power plant equipment as well as the property of our consumers. Under such circumstances, market demand for power in general may be significantly adversely affected, reducing the need for the electricity we produce, and we may be unable to continue operation of our plants or to produce the level of electricity we expect. The insurance coverage we maintain may not be adequate to compensate us for all damages and economic losses which may arise in connection with these disasters. Such disruption to our operations could materially and adversely affect our results of operations.

We have substantial indebtedness and we are subject to restrictive and other covenants under our debt financing arrangements.

As of March 31, 2022, we had total borrowings (which consisted of long-term interest-bearing loans and borrowings including current maturities of long-term interest-bearing loans and borrowings and short-term interest bearing loans and borrowings) of Rs. 444,260 million (including compulsorily convertible debentures of Rs. 1,213 million). We expect to continue to finance a portion of our project development costs with debt financing. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control, such as, the general condition of global equity and debt capital markets, economic and political conditions and development of the renewable energy sector. If we are unable to generate sufficient cash flow to satisfy our debt obligations or other liquidity needs, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There is no assurance that any refinancing would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially and adversely affect our financial condition and results of operations.

Our existing credit agreements contain a number of covenants that in certain cases could limit our ability and our subsidiaries’ ability to, among other things, effect changes in the control, management or capital structure of our Company, change or amend the constitution or articles and memorandum of association, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of its assets. If we are unable to comply with the terms of our credit agreements, our lenders may choose to accelerate our obligations under our credit agreements and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness, or seek additional equity capital, which would dilute our shareholders’ interests. Failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. In the past, however, in the rare instance when such covenants have been breached, no lender has called an event of default and neither have they exercised their rights to accelerate the repayment of debt. In addition, in such instances, our payments of both principal and interest have been regular and as per the agreed timelines.

In the past, some of our subsidiaries have not been in compliance with certain financial ratios under their respective financing agreements. Moreover, some of our subsidiaries have not created security within specified timelines agreed with lenders in the relevant financing arrangements, typically due to reasons including delay in obtaining change in land use permissions from relevant authorities, which can be a time-consuming process in India. We have historically been able to cure these breaches, refinance the relevant facility or procure waivers or extensions in timelines from the relevant lenders. Further, certain breaches exist as on the date of this Report for which we have made applications for seeking relevant waivers or extensions and in certain instances, such subsidiary is required to pay penal interest under the relevant facility. To date, however, none of our lenders have issued a notice of default or accelerated payment under such facilities on the basis of such breaches. There can be no assurance that lenders will not choose to enforce their rights or that we will be able to remedy such breaches in the same manner as was done in the past. For details of our material indebtedness, see section titled “Material Contracts — Description of Renew India’s Material Indebtedness” under Item 10.C.

The loss of any of our senior management or key employees may adversely affect our ability to conduct business and implement our strategy.

We depend on our management team and the loss of any key executives could negatively impact our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the renewable energy industry is relatively new in India, there is a scarcity of skilled personnel with experience in the industry. If we lose a member of our management team or a key employee, we may not be able to replace him or her. Integrating new executives into our management team and training new employees with no prior experience in the renewable energy industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention and may ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under development projects on schedule and within budget, which may adversely affect our business and strategy implementation.

Our in-house EPC operations expose us to certain risks.

We undertake EPC-related services for our solar energy projects and have recently started to undertake such services for our wind energy projects in-house, which exposes us to certain risks that would ordinarily be borne by third parties. For example, entering into third-party EPC contracts on the basis of fixed price contracts would insulate us from adverse price fluctuations for the equipment and materials we use for constructing power projects. As a result, we are exposed to construction cost risks that could be caused by various factors, including:

•
increases in the price and availability of labor, equipment and materials;
•
inaccuracies of drawings and technical information;
•
delays in the delivery of equipment and materials to project sites;
•
unanticipated increases in equipment costs;
•
delays caused by local and seasonal weather conditions; and
•
any other unforeseen design and engineering issues, or physical, site and geological conditions that may result in delays.

Additionally, we are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, we cannot assure that we will be successful with any warranty claims against our suppliers. If our EPC programs and policies are insufficient and fail to ensure the smooth operation of our plants and development activities, we may incur additional costs in engaging third party service providers to undertake our EPC activities or experience significant delays or disruption of our operations. We also enter into solar and wind energy project contracts on a business-to-business basis under which we are responsible for designing, constructing and installing and maintaining these projects. Any delay, default, malfunctioning or unsatisfactory performance by our in-house EPC teams or our business-to-business solar and wind project teams could result in significant losses, damage our reputation and expose us to claims which we may not be able to recover from any third party, and therefore, adversely affect our business, cash flows and results of operations.

We are also entering into building transmission infrastructure and manufacturing solar modules. The construction of infrastructure and manufacturing facilities is capital intensive, requires significant time and are subject to delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results. Such potential events include shortages and late delivery of building materials and facility equipment, installation, commissioning and qualification of equipment, labor disputes, delays or failure in securing the necessary governmental approvals, building sites or land use rights, and other changes to plans necessitated by changes in market conditions. Such delays could adversely affect our business, cash flows and results of operations.

We face competition from conventional and other renewable energy producers.

Our primary competitors include domestic and foreign conventional and renewable energy project developers, independent power producers and utilities. We compete with renewable energy project developers in India on many factors including the success of other alternative energy generation technologies (such as fuel cells, nuclear and biomass), site selection, access to vendors, access to project land, efficiency and reliability in project development and operation and auction bid terms. Recent deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Through the competitive bidding process, we compete for project based on many factors including pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, financing capabilities and track record. Submitting a competitive bid at a wind or solar power project auction requires extensive research, planning, due diligence and a willingness to operate with lower operating margins for sustained periods of time. If we miscalculate our tariff rates and incorrectly factor costs for construction, development, land acquisition and price of components (including due to increase in duties and other levies), the economics of our bid may be affected and the project may become economically unviable. Coupled with an expected surplus in solar power capacity in India, such developments could lead to greater pricing pressures for energy producers in the future. We cannot assure that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

Further, we compete with both conventional and renewable energy companies for the financing needed to develop and construct projects. We also compete for the limited pool of qualified engineers and personnel with requisite industry knowledge and experience, equipment supplies, permits and land to develop new projects. Our operational projects may compete on price if we sell electricity into power markets at wholesale market prices. We may also compete with other conventional energy (whose tariffs may be more competitive) and renewable energy generators when we bid on, negotiate or renegotiate a long-term PPA. Additionally, some state utilities may have a preference for entering into PPAs with conventional energy suppliers.

Some of our competitors may have greater financial, marketing, personnel and other resources than we do and may be in a position to acquire renewable energy projects by paying a significant premium or otherwise seek to grow their business more aggressively. A reduction in demand for energy from renewable energy sources or our failure to successfully acquire new renewable energy projects may adversely affect our business and financial condition. Furthermore, technological progress in conventional forms of electricity generation or the discovery of large new deposits of conventional fuels could reduce the cost of electricity generated from those sources or make them more environmentally friendly, and as a consequence reduce the demand for electricity from renewable energy sources or render our projects uncompetitive which may affect our business, financial condition and prospects. Demand for renewable energy may also be adversely impacted by public perceptions of the direct and indirect benefits of adopting renewable energy technology as compared against using conventional forms of electricity generation.

Further, certain of our competitors may also grow through corporate reorganizations or alliances with other competitors. Any growth in the scale of our competitors may result in the establishment of advanced in-house engineering, EPC and O&M capabilities, which may offset any current advantage we may have over them. These competitors may also decide to enter into new business avenues such as round-the-clock projects and firm power projects which directly compete with our current position. Moreover, any merger of our suppliers or contractors with any of our competitors may limit our choices of suppliers or contractors and reduce our overall project execution capabilities. In addition, our competitors may have greater financial resources and more localized business presence. Increased competition may result in price reductions, reduced margins and a loss of our market share, any of which may adversely affect our business, financial condition and prospects.

We are required to comply with anti-corruption laws and regulations of the United States government, United Kingdom and India. The implementation of compliance procedures and related controls may be time consuming and expensive and possibly not effective, and our past non-compliance or our future failure to comply, if any, may subject us to civil or criminal penalties and other remedial measures.

In addition to the Prevention of Corruption Act, 1988 in India, we are subject to a number of anti-corruption laws, including the Foreign Corrupt Practices Act, or “FCPA,” of the United States and the UK Bribery Act 2010, or “Bribery Act,” of the United Kingdom. Any failure to comply with anti-corruption laws applicable to us could result in fines, penalties, criminal sanctions on our officers, disgorgement of profits and prohibitions on doing business, which could harm our reputation and harm our business, financial condition, results of operations and prospects. Any violations of these laws, regulations and procedures by our personnel (which include our vendors) and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. laws and regulations as well as non-U.S. and local laws) and would adversely affect our reputation and the market for our ordinary shares and may require certain of our investors to disclose their investment in our Company under certain U.S. state laws.

The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices, which is likely to negatively impact our results of operations.

If we are not in compliance with export restrictions, U.S. or international economic sanctions or other laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other remedial measures. Any determination that we have violated the FCPA or other international anti-corruption laws (whether directly or through acts of others, intentionally or through inadvertence) could result in penalties, both financial and non-financial, that could materially and adversely affect our business. Further, it may adversely affect our reputation and could cause some of our investors to sell their interests in our Company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our equity shares, all of which may negatively impact the market prices of our Class A Ordinary Shares and Warrants.

We are involved in various tax and legal proceedings that may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.

We are involved in various tax and legal proceedings that involve claims for various amounts of money or which involve how we conduct our business. Such proceedings could divert our management’s time and attention and consume financial resources in their defense. As of March 31, 2022, we had disputes with various authorities, including the Income Tax Department of India and the Commercial Taxes Departments of certain states, concerning, inter alia, income tax and entry. We were also involved in certain disputes with offtakers, including in relation to the recovery of overdue payments from our offtakers and delay in setting up of projects and supply of electricity. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India may become the subject of legal proceedings involving us from time to time. While most of these have been settled, we have ongoing disputes with certain of our offtakers in connection with claims for increased tariffs due to “change in law,” force majeure events and others. See section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A

Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, accidents or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, and occasionally disrupt normal business operations and require significant attention from our management.

Unfavorable outcomes or developments relating to these proceedings, could have a material adverse effect on our business, financial condition and results of operations. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market. See section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

If we are unable to maintain an effective system of internal controls and compliances, our business and reputation could be adversely affected.

While we manage regulatory compliance by monitoring and evaluating our internal controls to ensure that we are in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in our internal controls and compliances will not arise, or that we will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in our internal controls, in a timely manner or at all. As we continue to grow, there can be no assurance that there will be no other instances of non-compliances with statutory requirements, which may subject us to regulatory action, including monetary penalties, which may adversely affect our business and reputation.

We are exposed to operational risks arising from inadequacy or failure of internal processes or systems. In addition, we are exposed from risk associated with fraud or misconduct of our employees. While we have not experienced any fraud or misconduct by employees which has materially affected our business, results of operations or financial condition, we may not be safeguarded against all fraud or misconduct by employees or outsiders, unauthorized transactions by employees and operational errors. Employee or executive misconduct could also involve the improper use or disclosure of confidential information or data breach or other illegal acts, which could result in regulatory sanctions and reputational or financial harm, including harm to our brand. Our management information systems and internal control procedures are designed to monitor our operations and overall compliance. However, they may not be able to identify non-compliance and/or suspicious transactions in a timely manner or at all. In addition, certain internal control processes are carried out manually, which may increase the risk that human error, tampering or manipulation will result in losses that may be difficult to detect. As a result, we may suffer monetary losses, including contractual liabilities and penalties, which may not be covered by our insurance and may thereby adversely affect our business, results of operations and financial condition. Such a result may also adversely affect our reputation, business, results of operations and financial condition.

The Company’s operations have inherent safety risks and hazards that require continuous oversight.

Our results depend on our ability to identify and mitigate the risks and hazards inherent to operating in the power generation and transmission industry. The Company seeks to minimize these operational risks by carefully installing and maintaining its equipment and conducting its operations in a safe and reliable manner. However, failure to manage these risks effectively could impair our ability to operate and result in unexpected incidents, including structural collapse, equipment failure, and industrial accidents including due to electrocution, working at height and handling heavy equipment. These and other hazards can cause or result in personal injury or death, damage to and destruction of property, plant and equipment and disruption or suspension of operations. The occurrence of such an event may involve us in lawsuits asserting claims for substantial damages, including for environmental clean-up costs, death or personal injury and property damage. In November 2021, a contract worker had a fatal accident at one of our solar energy project sites in Rajasthan although we have not yet faced any claims or penalties in respect of this event.

If we incur an uninsured loss or a loss that significantly exceeds the limits of our insurance policies, the resulting costs may adversely affect our financial condition.

We may face contractual or civil liabilities or fines in the ordinary course of business as a result of damages suffered by PPA counterparties or third parties, which may require us to make indemnification or other damage payments under contract or otherwise in accordance with law, and our contracts may not have adequate limitations of liability for direct or indirect damage.

Our insurance coverage may not be sufficient to cover all losses and our insurance coverage is subject to deductibles, caps, exclusions and other limitations. Further, due to rising insurance costs and changes in the insurance markets, there is no assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. A loss for which we are not fully insured or any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in technology may render our technologies obsolete or require us to make substantial capital investments.

Although we attempt to maintain the latest international technology standards, the technology requirements for businesses in the wind, solar and hydro energy sectors are subject to continuing change and development. Some of our existing technologies and processes in the wind, solar and hydro energy business may become obsolete or perform less efficiently compared to newer and better technologies and processes.

The cost of upgrading or implementing new technologies, upgrading our existing equipment or expanding capacity could be significant and may adversely affect our results of operations if we are unable to pass on such costs to our offtakers. The development and implementation of such technology entail technical and business risks and significant costs of employee implementation. Failure to respond to technological changes effectively and timely may adversely affect our business and results of operations.

We may not be able to adequately protect our intellectual property rights, including the use of the “ReNew” name and the associated logo, which could harm our competitiveness.

We have obtained the trademark registration for the “ReNew” marks and logos under various classes in India and the United Kingdom. We have also applied for the trademark “ReNew” in the United States. We believe that the use of our name and logo is vital to our competitiveness and success and for us to attract and retain our customers and business partners. Any improper use or infringement by any party could adversely affect our business, financial condition and results of operations. Furthermore, some of our applications for the registration of trademarks under various classes have been refused in the past, and to the extent our current pending applications are refused, we may be unable to adequately protect our trademarks. There is no assurance that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

Enforcement of any intellectual property rights could be time consuming and costly. We may not be able to establish our rights to such intellectual property in the absence of relevant registrations and accordingly may not be able to take appropriate action or prevent the use of such name or logo by third parties. If the measures we take do not adequately safeguard our intellectual property rights, we could suffer losses due to competing offerings of services that exploit our name and logo. We may also be subject to claims for breach of intellectual property by third parties if we are unable to secure adequate protection in relation to our name and logo.

We have entered into a number of related party transactions and may continue to enter into related party transactions in the future.

In the ordinary course of our business, we enter into transactions with related parties. While we believe that all such transactions have been conducted on an arm’s length basis, there can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Furthermore, it is likely that we will continue to enter into related party transactions in the future. There can be no assurance that these or any future related party transactions that we may enter into, individually or in the aggregate, will not have an adverse effect on our business, financial condition and results of operations. Further, the transactions with our related parties may potentially involve conflicts of interest. Additionally, there can be no assurance that any dispute that may arise between us and related parties will be resolved in our favor.

Our results of operations could be adversely affected by strikes, work stoppages or increased wage demands by our employees or any other kind of disputes with our employees.

As of March 31, 2022, we had 1,675 full-time employees. While we had not had any instances of strikes or lock-outs since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labor necessary to complete such assignments. Although we do not engage these laborers directly, we may be held responsible for wage payments to laborers engaged by contractors should the contractors default on wage payments. The occurrence of such events could materially adversely affect our business, prospects, financial condition and results of operations.

Fluctuations in foreign currency exchange rates may negatively affect our capital expenditures and could result in exchange losses.

The business activities of the Group are primarily carried out in Indian Rupees and revenue and operating expenses are denominated primarily in Indian Rupees. However, some of our capital expenditures, particularly those for equipment and raw materials imported from international suppliers, such as solar module panels, and external borrowings are denominated in foreign currencies and some of our other obligations, including our external commercial borrowings, are also denominated in these currencies. Substantially all of our cash flows are generated in Indian Rupees and, therefore, significant changes in the value of the Indian Rupee relative to foreign currencies could adversely affect our financial condition. We expect our capital expenditures for proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery.

While we have hedged our external commercial borrowings and our capital expenditure costs denominated in foreign currency against currency fluctuations, changes in exchange rates may still adversely affect our results of operations and financial condition. Any amounts spent to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations. There is no assurance that we will be able to reduce our foreign currency risk exposure, through the hedging transactions we have already entered into or will enter into, in an effective manner, at reasonable costs, or at all.

Natural and catastrophic events and terrorist attacks may reduce energy production below our expectations.

A natural disaster, severe weather conditions or an accident that damages or otherwise adversely affects any of our operations could materially and adversely affect our business, financial condition and results of operations. Severe floods, lightning strikes, earthquakes, extreme wind conditions, severe storms, wildfires, adverse monsoons and other unfavorable weather conditions (including those from climate change) or natural disasters could damage our property and assets or require us to shut down our turbines, solar panels or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity production levels and revenues from operations. In addition, catastrophic events such as explosions, terrorist acts or other similar occurrences could result in similar consequences or in personal injury, loss of life, environmental danger or severe damage to or destruction of the projects or suspension of operations, in each case, adversely affecting our ability to maintain and operate the projects and decreasing electricity production levels and revenues from operations. Further, social unrest and local law and order issues arising from our operational activities may lead to business disruption and reputational loss. Any of these events could adversely affect our business, financial condition, results of operations and prospects.

In addition, India, the United States or other countries from where we import equipment may enter into armed conflict or war with other countries or extend preexisting hostilities. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries. Military activity or terrorist attacks or concerns regarding regional stability could adversely affect the economy by, for instance, disrupting communications and supply chains. Such events could also create a perception that investments in companies involve a higher degree of risk. This, in turn, could adversely affect customer confidence in the economy, which could have an adverse impact on the economies of countries, on the markets for our solutions and on our business.

Our business could be negatively affected by security threats, including cybersecurity threats.

As renewable energy utility company, we face security threats, including cybersecurity threats to gain unauthorized access to sensitive information, to misappropriate financial assets or to render data or systems unusable; threats to the security of our facilities and infrastructure or third party facilities and infrastructure, such as evacuation grids and interconnection facilities. The potential for such security threats has subjected our operations to increased risks that could have a material adverse effect on our business. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of financial assets, sensitive information, critical infrastructure or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.

Further, we depend on various external vendors for certain elements of our operations and are exposed to the risk that external vendors or service providers may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of operational errors by their respective employees) and the risk that their (or their vendors) business continuity and data security systems prove to be inadequate. If our external vendors or service providers fail to perform any of these functions, it could materially and adversely affect our business and results of operations.

Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could lead to financial losses from remedial actions, loss of business or potential liability and may even lead to our projects coming to a complete standstill.

Risks Relating to India

The government may exercise rights of compulsory acquisition in respect of any land owned by us and compensation for such acquisition paid by the government to us may be inadequate.

We are subject to the risk that governmental agencies in India may exercise rights of compulsory purchase of lands. The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or the “Land Acquisition Act” in India allows the central and state governments to exercise rights of compulsory purchase of land if such acquisition is for a “public purpose,” which, if used in respect of our land, could require us to relinquish land. Further, compensation paid for acquiring our land may not be adequate to compensate us for the loss of the property. The likelihood of such actions may increase as the central and state governments seek to acquire land for the development of infrastructure projects such as roads, airports and railways in India. Additionally, the provisions of the Land Acquisition Act cover various aspects related to the acquisition of land which may affect us, including provisions stipulating: (i) restrictions on acquisition of certain types of agricultural land; and (ii) compensation, rehabilitation and resettlement of affected people residing on such acquired land. Further, we may face difficulties in complying with the Land Acquisition Act as it is a relatively recent statute with limited case-law interpreting its provisions. Any action under the Land Acquisition Act in respect of any of our major current or proposed developments could adversely affect our business, financial condition, results of operations, cash flows or prospects.

The Group’s ability to raise foreign capital may be constrained by Indian law.

The Group is subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit the Group’s financing sources and hence could constrain the Group’s ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, the Group cannot assure you that the required approvals will be granted to the Group without onerous conditions, or at all. Limitations on raising foreign debt may have an adverse impact on the Group’s business growth, financial condition, results of operations and cash flows.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the price of our Class A Ordinary Shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

An election or a new administration in India or in any of the states could result in uncertainty in the renewable energy market, which could harm our operations.

India has a mixed economy with a large public sector and an extensively regulated private sector. The Government of India and the state governments play a significant role in the Indian economy and the effect on producers, consumers, service providers and regulators over the years. The Government of India has in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, determined the allocation to businesses of raw materials and foreign exchange and reversed their policies of economic liberalization. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on its operations and its financial condition and results of operations.

Further, as per the Electricity Act, the state distribution companies in India are required to procure minimum prescribed energy from renewable energy sources in the form of renewable purchase obligation. However, in the past, most of the states have been in non-compliance with the obligation to purchase such minimum amount of energy produced from renewable energy sources, on account of low penalties currently associated with such non-compliance. Accordingly, there may be an adverse impact on our profitability due to resultant lower procurement of renewable energy.

The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

Our long-term growth is also dependent upon the targets set by the Government of India for renewable energy. Any change in the present government, a reduction in the targets set by the Government of India for renewable energy or a failure to meet the Government of India’s targeted installed capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long-term business objectives, targets and goals.

Our business is dependent on the regulatory and policy environment affecting the renewable energy sector in India.

The regulatory and policy environment in which we operate is evolving and subject to periodic change, and our business, results of operations, cash flows and prospects and financial performance could be adversely affected by any unfavorable changes in or interpretations of existing laws, or implementation of new laws. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our business currently or in the future.

Our business and financial performance could be adversely affected by any change in laws or interpretation of existing, or the promulgation of, laws, rules and regulations applicable to us. There can be no assurance that the Government of India will not implement new regulations and policies which will require us to obtain additional approvals and licenses from the government and other regulatory bodies or impose onerous requirements and conditions on our operations, which could result in increased compliance costs as well as divert significant management time and other resources.

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The Government of India and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favorable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly wind, solar and hydro energy, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects. The Government of India has accorded renewable energy “must-run” status, which means that any renewable power that is generated must always be accepted by the grid. However, certain state utilities may order the curtailment of renewable energy generation despite this status and there have been instances of such orders citing grid safety and stability issues being introduced in the past. This may occur as a result of the state electricity boards purchasing cheaper power from other sources or transmission congestion owing to a mismatch between generation and transmission capacities. There can be no assurance that the Government of India will continue to maintain the “must-run” status for renewable energy or that the state electricity boards will not make any orders to curtail the generation of renewable energy.

The Government of India had also removed the upper ceiling on tariffs for solar power bids to facilitate greater participation. In order to boost the Indian economy, the Government of India also proposed the production linked incentive scheme through which ten critical sectors would benefit from incentives to enhance manufacturing capabilities and exports. These critical sectors include high-efficiency solar photovoltaic modules and advanced chemistry cell batteries, which may boost our business prospects. However, there is no assurance that the Government of India or the state governments will give effect to such incentives in future which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

In March 2021, the Government of India announced a basic customs duty of 40% on solar modules and 25% on solar cells. While we believe this will be treated as a “change in law” for our utility-scale projects for which we bid before the announcement date, we are still required to bear the upfront capital expenditure until the change in law is approved by the relevant regulators and the PPAs are amended to reflect the compensation due. Since 2019, the Government of India has prepared a list of approved module suppliers that will be eligible to supply modules to project developers selected to develop solar projects in the competitive bidding process. Furthermore, the Government of India has decided to include open access projects also to source modules from approved vendors from October 1, 2022. As a result of these initiatives, our input costs may be affected.

We benefit from a number of other government incentives, including, preferential tariffs for wind and solar power assets under long-term PPAs; preferential charges on transmission, wheeling and banking facilities; GBI Schemes for certain wind power assets; tax holidays; and availability of accelerated depreciation for wind and solar power assets. There is no assurance that the Government of India and state governments will continue to provide incentives and allow favorable policies to be applicable to us, and these incentives may be available for limited period.

Changes to government policies curtailing renewable energy generation may adversely affect our business. If governmental authorities stop supporting, or reduce or eliminate their support for, the development of renewable energy projects, it may become more difficult to obtain financing, our economic return on certain projects may be reduced and its financing costs may increase. A delay or failure by governmental authorities to administer incentive programs in a timely and efficient manner could also adversely affect our ability to obtain financing for its projects. These may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

We face uncertainty of title to our land. If we are unable to identify or cure any defects or irregularities with respect to title to such land, our business and operations may be adversely affected.

There is no central title registry for real property in India and the method of documentation of land records in India has not been fully computerized. Property records in India are generally maintained at the state and district level and are updated manually through physical records of all land related documents and may not be available online for inspection or updated in a timely manner. This could result in investigations into property records taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them. Land records are often handwritten, in local languages and not legible, which makes it difficult to ascertain the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. In certain instances, there may be a discrepancy between the extent of the areas stated in the land records and the areas stated in the title deeds, and the actual physical area of some of lands on which our projects are constructed or proposed to be constructed. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. Any misrepresentation with respect to title by third parties from whom we purchase land may render such land liable to confiscation and action by other parties who may claim ownership of such land. As a result, potential disputes or claims over title to the land on which our projects are developed or used for operations or will be constructed may arise.

While we carry out due diligence before acquiring land in connection with any project, all risks, onerous obligations and liabilities associated with the land for each project may not be fully assessed or identified, which could include the nature of faulty or disputed title, unregistered encumbrances, adverse possession rights, claims by third parties or potential expropriation by Government of India, which could have an adverse impact on our operations.

We are subject to various labor laws, regulations and standards in India. Non-compliance with and changes in such laws may adversely affect our business, results of operations and financial condition.

We are required to comply with various labor and industrial laws in India, which include the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labor (Regulation and Abolition) Act, 1970 and the Payment of Wages Act, 1936 in India. The Government of India has recently approved the enactment of the Social Security Code 2020, the Occupational Safety, Health and Working Conditions Code 2020 and the Industrial Relations Code 2020. The three new codes have been enacted to abridge, rationalize and consolidate Indian central labor laws. The Government of India has also approved implementing the Code on Wages, 2019 alongside the three new labor codes. The Code on Wages, 2019 proposes to subsume four existing laws – the Payment of Wages Act, 1936, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Equal Remuneration Act, 1976. The new codes, when implemented, will introduce several new changes, such as introducing a single registration and license for Indian companies, increasing threshold for applicability of certain laws for factories, increase in threshold for engaging contract workers, and government approval for retrenchment (termination) of workers. There is no assurance that our costs of complying with current and future labor laws and other regulations will not adversely affect our business, results of operations or financial condition. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines, and may lead us to stop operations which could have an adverse impact on our operations.

Recent global economic conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, financial condition, results of operations and prospects.

The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may adversely affect the market price of securities of companies located in other countries, including India. Negative economic developments, such as rising fiscal or trade deficits, or a default on national debt, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices and events such as the COVID-19 pandemic and the war in Ukraine can materially impact the global and Indian economic conditions. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India and could then adversely affect our business and financial performance. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition and results of operations.

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in the economic growth in India could cause our business to suffer.

Demand for electricity in India has increased rapidly in response to high temperatures and the Government of India has sought to increase power supply from thermal coal. This may moderate the demand for renewable energy to an extent. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be adversely affected by such developments. Notwithstanding the Reserve Bank of India’s policy initiatives, the course of market interest rates continues to be uncertain due to high inflation, the increase in the fiscal deficit and the Government of India’s borrowing program. Any continued or future inflation because of increases in prices of commodities such as crude oil or otherwise, may result in a tightening of monetary policy and could materially and adversely affect our business, financial condition and results of operations. Any increase in interest rates or reduction in liquidity could adversely impact our business.

Any downgrading of India’s sovereign debt rating by an international rating agency could negatively impact our business and results of operations.

India’s sovereign rating is Baa3 with a “stable” outlook (Moody’s), BBB- with a “stable” outlook (S&P) and BBB- with a “negative” outlook (Fitch). Any adverse revisions to India’s credit ratings by international rating agencies may adversely affect our ratings, terms on which it is able to finance capital expenditure or refinance any existing indebtedness. This could adversely affect our business, financial condition, results of operations and prospects.

A judgment of a foreign court may not be able to be enforced against us, certain of our directors or our key management, except by way of a suit in India on such judgment.

Substantially all of the Group’s operating subsidiaries are incorporated under the laws of India, some of our directors and substantially all of our key management personnel are residents of India and substantially all of our assets are located in India. As a result, it may not be possible to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Code on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment to which this section applies shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India. Under the Civil Code, a court in India shall, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the judgment was pronounced by a court of competent jurisdiction unless the contrary appears on record.

India is not a party to any multilateral international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court, within the meaning of such section, in any country or territory outside India, which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalties and does not apply to arbitration awards. Further, the execution of a foreign decree under Section 44A of the Civil Code is also subject to the exceptions under Section 13 of the Civil Code.

The United Kingdom has been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A. However, the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a court in a country which is not a reciprocating territory may be enforced in India only by a fresh proceeding suit instituted in a court of India and not by proceedings in execution. Such a suit has to be filed in India within three years from the date of the judgment in the same manner as any other suit filed in India to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court would. Further, it is unlikely that an Indian court would enforce foreign judgments if that court were of the view that the amount of damages awarded was excessive or inconsistent with Indian public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to the execution of such judgment and such amount may be subject to income tax in accordance with applicable laws.

In addition, any judgment awarding damages in a foreign currency would be converted into Indian Rupees on the date of the judgment and not the date of payment. The Group cannot predict whether a suit brought instituted in an Indian court will be disposed of in a timely manner or be subject to considerable delay.

A decline in India’s foreign exchange reserves may adversely affect liquidity and interest rates in the Indian economy.

As of March 31, 2022, India’s foreign exchange reserves were Rs. 46,038,410 million. A sharp decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy.

Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favorable terms or at all.

Changes in the taxation system in India could adversely affect our business.

Our operations, profitability and cash flows could be adversely affected by any unfavorable changes in central and state-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including income tax, goods and service tax, or “GST” in India, or by any unfavorable interpretation taken by the relevant taxation authorities and/or courts and tribunals in India. Any amendments to Indian tax laws could adversely affect our operations, profitability and cash flows.

For example, the Government of India has levied GST on renewable energy devices as well as on service of construction for solar power plant and wind operated electricity generators.

Under Indian tax laws, generally a domestic company is liable to corporate tax rate of 30% (plus applicable surcharge and cess). However, a lower corporate tax rate of 25% (plus applicable surcharge and cess) is applicable for domestic companies in the year ending March 31, 2022 whose annual turnover or gross receipts does not exceed Rs. 4 billion in the year ended March 31, 2020. Additionally, the Income Tax Act, 1961 provides for a minimum alternate tax, or “MAT,” of 15% (plus applicable surcharge and cess) on the book profits of the companies computed in the prescribed manner, if the normal corporate tax liability of the company is less than 15% of such book profits.

The Indian tax laws also provide an option to the domestic companies to pay a reduced statutory corporate income tax of 22% plus applicable surcharge and cess (15% plus surcharge and cess for newly set up domestic manufacturing companies subject to certain conditions), provided such companies do not claim certain specified deduction or exemptions. Further, where a company has opted to pay the reduced corporate tax rate of 15% or 22% plus applicable surcharge and cess, the MAT provisions would not be applicable. Thus, we and our subsidiaries operating in India may choose not to claim the specified deductions or exemptions and claim the lower corporate tax, in which case, the MAT provisions would not be applicable. Alternatively, we and our subsidiaries may choose to pay the higher of corporate tax, i.e., 30% or 25%, as the case may be, plus applicable surcharge and cess, after claiming the applicable deductions and exemptions or the MAT at the rate of 15% plus applicable surcharge and cess. Considering the impact of these provisions may vary from company to company and the option exercised, there is no certainty on the impact that these amendments may have on our business and operations or on the industry in which we operate.

Dividends distributed by domestic companies are taxable in the hands of its shareholders with effect from fiscal year starting April 1, 2020. Domestic companies are required to withhold tax at applicable rates. Until fiscal year ending March 31, 2020, the domestic company distributing dividend was liable to pay dividend distribution tax at a rate of 15% plus surcharge and cess on grossed up amount and such dividend was exempt in the hands of the shareholders.

Further, as per Income Tax Act, 1961, a company incorporated outside India is to be treated as a resident in India if its place of effective management, or “POEM” is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are, in substance, made. If a company incorporated outside India is treated as a resident in India, global income of such company would be taxable in India at the rate of 40% (plus applicable surcharge and cess). Further, any dividend which is distributed by such company, shall be treated as dividend distributed by a domestic company and such dividends shall be taxable in the hands of the shareholders with effect from fiscal year starting April 1, 2020.

Separately, if a foreign company carries on any of its business activities in India through its employees or agent or any other personnel, such foreign company could be deemed to have taxable presence (Permanent Establishment or Business Connection) in India, in which case, income of the foreign company attributable to its India presence would be taxed on a net basis in India at 40% plus applicable surcharge and cess, subject to benefit, if any, under applicable double taxation avoidance agreements.

Capital gain arising on transfer of unlisted shares in an Indian company is taxable in the hands of foreign company at 10% (plus surcharge and cess) if such shares have been held for a period of more than 24 months, otherwise at 40% (plus surcharge and cess), subject to benefit, if any, under applicable agreements. Indexation of cost of acquisition may not allowed to such foreign shareholders. Any further upstreaming of funds by the foreign company to its shareholders by way of dividend in cash should not be subject to tax in India.

If the non-resident shareholders of the foreign company exit by way of redemption of the shares held by them in the foreign company or by selling the shares in foreign company, such non-resident shareholders could be taxed in India where the foreign company derives substantial value from India subject to shareholders being either entitled to small shareholder exemption available under Income Tax Act, 1961 or a benefit under the applicable double taxation avoidance agreement.

Indian resident shareholders exiting from a foreign company either by way of redemption or sale of shares would be liable to capital gains tax at 20% (plus surcharge and cess) where the shares have been held for a period of more than 24 months, otherwise at the tax rate ranging from 22% to 30% (plus surcharge and cess), as applicable to the relevant resident shareholder.

India has signed and ratified the Multilateral Instrument, or “MLI,” which modifies the existing bilateral tax treaty, to implement tax treaty related measures to prevent base erosion and profit shifting or “BEPS.” As a result, MLI has entered into force for India on October 1, 2019 and its provisions have effect on India’s tax treaties, including tax rates specified therein, from financial year 2020-21 onwards where the other country has also deposited its instrument of ratification with Organization of Economic Co-operation and Development or “OECD” and both countries have notified the relevant tax treaty as a Covered Tax Agreement.

The General Anti-Avoidance Rules, or “GAAR” under Indian tax law seeks to deny the tax benefit claimed in “impermissible avoidance arrangements.” An impermissible avoidance arrangement is defined under Indian tax laws as any arrangement, the main purpose of which is to obtain a tax benefit, subject to satisfaction of certain tests. If GAAR provisions are invoked, then the tax authorities have wide powers, including the denial of tax benefit or the denial of a benefit under a tax treaty. In the absence of sufficient judicial precedents interpreting GAAR provisions, the consequential effects on us cannot be determined yet and there can be no assurance that such effects would not adversely affect our business and future financial performance.

There is no assurance that any of the aforementioned provisions in Indian tax law and amendments thereto in the future would not adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Relating to the Company’s Securities

Sales of a substantial number of our securities in the public market by certain of our existing security holders could cause the price of our Class A Ordinary Shares and Warrants to fall.

Certain of our existing shareholders can resell a number of our Class A Ordinary Shares constituting a substantial majority of our issued and outstanding Class A Ordinary Shares (assuming that all of our Warrants have been exercised) as well as a number of Warrants, and all of our Class C Ordinary Shares. Sales of a substantial number of Class A Ordinary Shares and/or Warrants in the public market by such security holders and/or by our other existing security holders, or the perception that those sales might occur, could depress the market price of our Class A Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants.

Fluctuations in operating results or quarter-to-quarter earnings may result in significant decreases or fluctuations in the price of our securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect, or cause significant volatility in, the market price of our Class A Ordinary Shares and Warrants. Separately, if we are unable to operate as profitably as investors expect, the market price of our Class A Ordinary Shares and Warrants will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A Ordinary Shares and Warrants and increase fluctuations in earnings from them. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the renewable energy industry.

The rights of the holders of Class C Ordinary Shares are different with respect to voting and conversion rights.

Holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders generally, while holders of Class C Ordinary Shares are not entitled to vote on such matters. Subject to the ReNew Global Articles, a Class C Ordinary Share may be automatically re-designated as one Class A Ordinary Share when transferred; however a transferee may continue to hold Class C Ordinary Shares if the conditions of re-designation under the ReNew Global Articles are not met. The Class C Ordinary Shares are not listed and there is no public market for such shares. Consequently, you may not be able to sell any Class C Ordinary Shares you acquire at the prevailing market price of the Class A Ordinary Shares or at any other price or at the time that you would like to sell them.

We are dependent upon distributions from our subsidiaries to pay taxes and cover our corporate and other overhead expenses.

We have no independent means of generating revenue, and we are dependent upon our subsidiaries for distributions to pay taxes and corporate and overhead expenses. To the extent that we need funds and a subsidiary is restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares and Warrants.

We may issue additional securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or a founder investors put financing issuance under the terms of the Registration Rights, Coordination and Put Option Agreement (for details, see section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B) without further shareholder approval, in a number of circumstances. Pursuant to a founder investor put financing issuance, we may issue up to 15,591,932 additional Class A Ordinary Shares to finance the purchase of the ordinary shares of ReNew India held by the Founder Investors.

Our issuance of additional securities of equal or senior rank may have the following effects:

•
our existing shareholders’ proportionate ownership interest in the Company may decrease;
•
the amount of cash available per share, including for payment of dividends in the future, may decrease;
•
the relative voting strength of each previously outstanding shares may be diminished; and
•
the market price of the Class A Ordinary Shares and Warrants may decline.

There can be no assurance that we will not issue further shares or convertible securities or other equity-linked securities or that our existing security holders will not dispose of, pledge, or otherwise encumber their holdings of shares or other securities. Further, our partners and other strategic investors in our businesses may dispose of their stakes at a value which may significantly affect the valuation of our businesses which may, in turn, affect the market price of the Class A Ordinary Shares and Warrants. In addition, any perception by investors that such issuances or sales might occur could also affect the market price of our Class A Ordinary Shares and Warrants.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly.

The market for our Class A Ordinary Shares and Warrants will depend in part on the research and reports that securities or industry analysts publish about us or our business. In the event analysts who cover our Company downgrade their opinions about our Class A Ordinary Shares and Warrants, publish inaccurate or unfavorable research about us or our industry, or cease publishing about us or our industry regularly, demand for our Class A Ordinary Shares and Warrants could decrease, which might cause the market price of our Class A Ordinary Shares and Warrants, and trading volume to decline significantly.

We are incurring higher costs as a result of being a public company.

We are incurring additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. We incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” and related rules implemented by the SEC and the Nasdaq, as well as similar legislation in applicable jurisdictions such as the U.K. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations have increased our legal and financial compliance costs since the Business Combination and render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, board committees or as executive officers. Furthermore, if we are unable to satisfy our listing and other obligations as a public company, we could be subject to delisting of our shares, fines, sanctions and other regulatory action and potentially civil litigation.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Accordingly, if you continue to hold our securities, you may receive less or different information about the Company than you currently receive about a U.S. domestic public company.

In addition, as a “foreign private issuer” whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For a summary of the significant differences between our corporate governance practices and those required of U.S. listed companies see the section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the SEC rules and Nasdaq requirements described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs and management time in fulfilling these additional regulatory requirements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our Class A Ordinary Shares and Warrants.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Class A Ordinary Shares and Warrants.

As we are an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

We are a public limited company incorporated under the laws of England and Wales. The U.K. Companies Act 2006, or “U.K. Companies Act,” provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with prior authorization granted by an ordinary resolution of our shareholders (being a resolution passed by a majority of the votes cast) or in the ReNew Global Articles. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. An exception applies in respect of the allotment of shares in pursuance of an employees' share scheme (as defined in the U.K. Companies Act).

Subject to certain limited exceptions, the U.K. Companies Act generally provides shareholders with preemption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these preemption rights to be disapplied by the ReNew Global Articles or a special resolution of our shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of preemption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

Subject to certain limited exceptions, the U.K. Companies Act generally prohibits a public limited company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be provided for a maximum period of up to five years.

There can be no assurance that circumstances will not arise that would cause such shareholder approvals in respect of the authorization of the allotment of shares, disapplication of preemption rights, or repurchase of shares, not to be obtained, which would affect our capital management.

English law requires that we meet certain additional financial requirements before we can declare dividends or repurchase shares.

Under English law, we will (among other restrictions) be able to declare dividends, make distributions or repurchase shares only out of profits available for distribution, being our accumulated, realized profits, to the extent not previously utilized by distribution or capitalization, less our accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made.

Our ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Our ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our ReNew Global Articles to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

A change in our tax residency could have a negative effect our future profitability, and may trigger taxes on dividends or exit charges.

Under current U.K. legislation, a company that is incorporated in the U.K. is regarded as resident in the U.K. for taxation purposes unless it is treated as resident in another jurisdiction pursuant to any appropriate double tax treaty with the U.K. Other jurisdictions such as India may also seek to assert taxing jurisdiction over us.

We intend to conduct our affairs so that we will be treated as solely resident in the U.K. for tax purposes. However, as certain members of our Board are likely to be tax residents or citizens of other countries, there is a risk that, even if we are managed and controlled from the U.K., we may be considered to be tax resident in, or have a permanent establishment in such other countries.

If we were to be treated as resident in more than one jurisdiction or to have a permanent establishment in another jurisdiction, we could be subject to taxation in multiple jurisdictions. If we were considered to be a tax resident of another country, we could become liable for income tax on our worldwide income in that country. Further, in such circumstance any dividend declared by us to our shareholders would (subject to treaty relief) be subject to that country’s income tax in the hands of the shareholders and consequent withholding of taxes by us. If we were found to be solely resident in another country based on a mutual agreement between tax authorities, we would be similarly liable for that country’s taxes and withholding taxes. Alternatively, if we were to be treated as having a permanent establishment in India but not be a tax resident in India, our income attributable to such permanent establishment would be taxed in India.

If we cease to be resident in the U.K. and become a resident in another jurisdiction for any reason, we may be subject to U.K. exit charges, and could become liable for additional tax charges in the other jurisdiction (including corporate income tax charges).

We may encounter difficulties in obtaining lower rates of Indian withholding income tax envisaged by the DTAA for dividends distributed from India.

Under the ITA, any dividend distribution by an Indian company to a shareholder who is not tax resident in India is subject to withholding of tax at 20% (plus applicable surcharge and cess), which rate can be reduced for such non-resident shareholders who are eligible for a reduced rate under the applicable DTAA.

If we satisfy certain conditions, we can benefit from the provisions of the DTAA between the UK and India, such as a reduced rate of 10% for Indian withholding tax from dividend distributions received from ReNew India. The conditions that we must satisfy to benefit from the provisions of the DTAA include, but are not limited to, the Company being the beneficial owner of any such distributed dividend income, us not having a permanent establishment in India, us having a valid tax residency certificate issued by the U.K. authorities, us meeting the test of substance in the UK and the existence of a commercial rationale for setting up the Company in UK as required by the anti-abuse provisions under the DTAA and General Anti-Avoidance Rules, or “GAAR,” under the ITA.

Although we will seek to claim protection under the DTAA on dividends distributed to us from ReNew India, there is a risk that the applicability of the reduced rate of 10% may be challenged by the Indian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding tax rate in practice and we may not get any credit for our withholding tax and thereby any additional withholding tax could reduce our after-tax profits.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

ReNew Energy Global plc is a public limited company incorporated under the laws of England and Wales (company number 13220321) as a private limited company on February 23, 2021 and re-registered as a public limited company on May 12, 2021.

We are the largest utility-scale renewable energy solutions provider in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of March 31, 2022 we had a total commissioned capacity of 7.57 GW and an additional 3.12 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.20 MW wind energy project in the state of Gujarat in India to approximately 150 renewable energy projects with a commissioned and committed capacity of 10.69 GW across ten states in India as of March 31, 2022.

Our total income has grown from Rs. 53,303 million in the year ended March 31, 2020 to Rs. 69,195 million in the year ended March 31, 2022. See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B for a description of our capital expenditure and section titled “Liquidity and Capital Resources — Cash Flows Analysis — Indebtedness” under Item 5.B for a description of our indebtedness.

ReNew Global’s registered office is C/O Vistra (UK) Ltd, 3rd Floor 11-12 St James’s Square, London SW1Y 4LB, United Kingdom. The Company’s principal operational office in India is C/O ReNew Power, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India, Telephone: (+91) 124 489 6670. ReNew Global’s principal website address is https://renewpower.in/. We do not incorporate the information contained on, or accessible through, ReNew Global’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.
Business Overview

We are the largest utility-scale renewable energy solutions provider in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of March 31, 2022 we had a total commissioned capacity of 7.57 GW and an additional 3.12 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.20 MW wind energy project in the state of Gujarat in India to approximately 150 renewable energy projects with a commissioned and committed capacity of 10.69 GW across ten states in India as of March 31, 2022. As disclosed in our report on Form 6-K furnished to the SEC on June 14, 2022, subsequent to March 31, 2022 the Company entered into definitive agreements to purchase 528 MWs of renewable energy assets and signed an additional ~1.6 GWs of PPAs bringing the Company’s total portfolio to 12.8 GWs. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, corporate solar energy projects, corporate wind energy projects, and utility-scale firm power projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply, storage services, as demonstrated in our recently awarded projects. In August 2021, we announced our acquisition of L&T Uttaranchal Hydropower Limited, which was later renamed as ReNew Jal Urja, which marks our entry into the hydropower sector which in turn is expected to play an important role in providing innovative renewable energy solutions for ReNew's customers.

Our projects are based on proven wind, solar and storage technologies, typically covered under long-term PPAs with creditworthy offtakers including central government agencies, state electricity utilities and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as GSW (an investment arm of Goldman Sachs), CPP Investments, Platinum Cactus, JERA (a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power) and SACEF and public markets shareholders such as TT International Asset Management Ltd, BNP Paribas Asset Management UK Limited and BlackRock Investment Management (UK) Ltd. and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 3.8 times in the five years from March 31, 2017 to March 31, 2022. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering wind and solar energy projects, against the backdrop of Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 53,303 million in the year ended March 31, 2020 to Rs. 69,195 million in the year ended March 31, 2022.

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must-run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central offtakers in recently awarded projects. We had approximately 94 GW of total renewable installed generating capacity (comprising of wind and solar assets) as of March 31, 2022 and India has announced a target of 500 GW of non-fossil fuel capacity by 2030. In addition, under the draft National Hydrogen Mission guidelines, it is estimated that demand for hydrogen will be 12 million metric tons by 2030, of which approximately 40% will be green.

We are also a leader in higher return intelligent energy solutions. We have an experienced in-house team focused on forecasting renewable energy demand and modelling energy distribution profiles. These solutions underpin grid infrastructure developed around renewable energy, minimize intra-day and seasonal demand variations and cost less than building new thermal power resources.

Our market opportunity

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must-run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central government offtakers (with better credit ratings) in recently awarded projects.

We believe that through our disciplined bidding approach and vast project execution expertise, we are well positioned to tap this potential and grow our capacity through a combination of (i) our committed projects of 3.12 GW; and (ii) uncontracted pipeline capacity, which will continue to be auctioned by central and state government agencies as part of the Government of India’s objective to achieve India’s renewable energy targets. Considering the importance of the corporate PPA market, ReNew has a separate department which exclusively looks at clean energy solutions for corporate customers. We pursue business with these customers through channel partners and also by responding to tenders.

Our competitive strengths

Market leadership in India’s high growth renewable energy sector

We are India’s largest utility-scale renewable energy solutions provider in terms of total commissioned capacity. As of March 31, 2022 we had won approximately 7.65 GW of 71.0 GW of wind, solar and firm power capacity awarded by the central and state governments of India since April 2017 corresponding to approximately 11% market share of the capacity awarded, excluding the solar PV manufacturing linked capacity. Our operational capacity has grown at a CAGR of 30.4% from 2.01 GW in March 2017 to 7.57 GW in March 2022, and our market share in India has grown from 4.5% to 7.9% of the total renewable installed generating capacity (comprising of wind and solar assets). Total renewable installed generating capacity (comprising of wind and solar assets) in India was approximately 44.57 GW and 94.35 GW as of March 31, 2017 and March 31, 2022, respectively, as per the Central Electricity Authority.

Presence across value chain through extensive in-house end-to-end project execution capabilities

We have a track record of developing, operating and maintaining our projects at high standards. Our Board closely monitors project performance and actively guide our senior management in addressing operational issues. Our key competitive advantage is having in-house, end-to-end project execution capabilities with a focus on execution and operational excellence. We believe that our range of wind and solar capabilities across project selection, resource assessment, project funding, land acquisition, project execution and project O&M positions us well for bidding for larger projects. For example,

•
Access to reliable data: Our project development team has access to multiple sources of data, including data from 132 active met mast across 95 sites in nine states in India, performance data from our commissioned capacity, data from our OEM vendors, and other reliable public data from multiple agencies, which helps us efficiently bid for projects, navigate the development process of each project and also improve the reliability of our pipeline.
•
Land acquisition and site selection: We have acquired through ownership or leasehold rights over 36,800 acres of land as of March 31, 2022, and are able to navigate through the complex land acquisition process in India. We are also in the process of engaging with state governments to acquire approximately 40,000 acres of land across various states in India.
•
EPC capabilities: We are able to execute all solar projects in-house and have established our wind execution team and are doing wind execution inhouse now as well. As of March 31, 2022, of 2.90 GW of commissioned utility-scale organic solar capacity, approximately 2.62 GW was developed in-house through self-EPC. We have an in-house design team with access to cutting-edge technology and strong long-term relationships with our solar module suppliers. We employ large teams for wind and solar EPC, across project design and engineering, procurement and project execution.

•
Evacuation: We have a team dedicated for managing power evacuation generated at our projects. They manage connectivity, evacuation infrastructure and coordinate with central and state transmission companies.
•
Operation and maintenance: We have developed in-house O&M capabilities with a team of over 441 employees and manage more than 93% of our solar and approximately 1,037 MW of our wind energy projects in-house, which we believe provides us significant cost and operational benefits.

Building expertise in intelligent energy solutions and services

We believe that we are transforming renewable energy from real-time energy to dispatchable and controllable energy through digitization and use of storage solutions to support the economy-wide shift to a carbon-neutral electricity mix in India. Over the past two years, we have transitioned from a mainstream utility scale renewable energy company to an intelligent energy utility platform to solve digital integration of energy sources requirement.

Our ability to provide fixed power and on-demand schedulable peak power, enables us to solve for key issues that our offtakers face on scheduling and peak power, thereby giving us a competitive advantage.

We are working with global battery OEMs and system integrators to build a pipeline of utility-scale battery energy storage systems in India. The growth areas for this segment include battery pack assembly and building battery asset management capabilities. We actively look out for and partner with developers of renewable technology to remain competitive and enhance our capabilities. For example, we acquired in 2020 Regent Climate Connect Knowledge Solutions Private Limited, a digital analytics, software development, artificial intelligence and machine learning company specializing in power markets in India to enter the energy management services market. We have also entered into an agreement with Fluence for a 50:50 JV to bring market-leading energy storage technology and global experience to Indian customers by localizing and integrating Fluence’s energy storage products and packages in India.

While our business is not directly exposed to seasonality, weather conditions can have a significant effect on our power generation activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. The generation profile of these projects therefore does not always correlate with power demand. ReNew is therefore aiming to provide more balanced renewable power supply. We are among the few renewables producers with wind, solar and hydro assets and one of only two Indian companies to have won two intelligent energy solution projects, Peak Power (322 MW wind and 81 MW solar) and Round-The-Clock (901 MW wind and 400 MW solar). Our competitive differentiators are our ability to handle multiple renewables technologies, forecast generation profiles to minimize deviations from demand and sell excess power economically to the market, notwithstanding fluctuation generation profiles.

Project portfolio diversification across resources, geography, offtakers and vendors

Our portfolio of projects is well diversified between wind and solar energy projects across nine states in India. We also enjoy a diversified base of offtakers and vendors. This diversification mitigates the operational volatility due to seasonal weather conditions, reduces concentration risk and places us at an advantage in bidding and winning bids for projects. Our offtakers include central government agencies and public utilities including state electricity utilities, and private industrial and commercial consumers. We focus particularly on the credit profile of our offtakers. As of March 31, 2022, approximately 46% of our offtakers (in terms of total capacity) included central agencies such as Solar Energy Corporation of India Ltd., or “SECI”, National Thermal Power Corporation Limited, or “NTPC” and PTC India Limited, or “PTC”. In addition, approximately 9% of our offtakers comprised of corporate and industrial customers. We also work with a broad range of OEM suppliers for sourcing wind and solar equipment. We largely undertake O&M services for our solar energy projects in-house and have also started building in-house O&M capabilities for wind energy projects, thereby reducing our dependence on third parties and managing our costs.

Predictive analytics and centralized monitoring

We rigorously monitor the performance of our wind and solar energy projects from our central and state monitoring centers, ReNew Power Diagnostics Center and ReNew Power Command and Control Centers. Our performance monitoring team is equipped with various digital tools to continuously track real-time data on energy generation at each site and identify anomalies, if any, prompting us to address any issues with minimal loss in generation. Our performance monitoring team also analyzes each project for systemic problems as well as anticipate potential faults. These processes in-turn help enhance our operational efficiency, ability to monitor asset health and optimize OEM processes maintenance. We also have a full-fledged comprehensive team working under our program ReD (ReNew Digital) Analytics Lab, “ReD Lab” to bring together cross-functional teams to develop advanced analytics solutions.

Strong and stable financial position with access to diverse sources of funding

We benefit from a strong financial position which we leverage prudently to support our growth. We have raised a mix of equity and debt to finance our projects. Our equity investors include a diversified pool of well-known international private equity, sovereign wealth and pension funds as well as renewables and infrastructure focused investors. We also have access to a range of project finance and debt instruments from multiple Indian and international investors. Our broad base of long-standing, equity investors include GSW, JERA, Platinum Cactus, CPP Investments and SACEF and public markets shareholders such as TT International Asset Management Ltd, BNP Paribas Asset Management UK Limited and BlackRock Investment Management (UK) Ltd. Since our incorporation in 2011, our equity investors have invested a total of $2.1 billion in the Group in various tranches, helping us retain an efficient capital structure with no mezzanine capital instruments. We have long-standing relationships with our project finance, corporate debt lenders and other capital providers including public and private commercial banks, non-banking financial companies, institutional investors, mutual funds and pension funds as well as specialized infrastructure lenders.

We routinely refinance our projects once they are operational. We have benefited from refinancing as it gives us the opportunity to create additional liquidity through top-up as well as release of existing cash, enhanced accrual of internal cash flows due to bullet repayment structures in bonds and easier restricted payment conditions. The additional liquidity can be utilized for various distributions, including to fund additional capital expenditure and optimize capital structure across the broader portfolio. We repeatedly access the on-shore bonds and non-convertible debentures market, allowing us to raise funds from reputable investors. We also deploy innovative structures to raise finance for our projects. For example, we have raised debentures partially guaranteed by India Infrastructure Finance Company Limited and were among the first few Indian renewable energy providers to raise $475 million of Rupee-denominated “masala” bonds. Subsequently, we have raised over $3 billion through overseas dollar green bonds including successfully refinancing the “masala” bonds with a new $460 million U.S. dollar denominated senior secured notes. Our most recent bond issuance in January 2022, raised $400 million at a coupon rate of 4.50%. Our bonds are currently rated BB- by S&P, BB-/ BB by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s.

Recurring and long-term cash flows supported by stable and long-term offtaker contracts

Our projects benefit from long-term PPAs, thereby enhancing the offtake security and long-term visibility of our cash flows. The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commercial operation date of the project. The term of our PPAs with commercial and industrial customers, that constitute 9.4% of our portfolio, ranges from 8 to 25 years. These PPAs provide for fixed tariff rates with limited escalation provisions, thus providing stream of visible, predictable and long-term cash flows.

Experienced professional management team.

We are led by a professional and extensively experienced management team, which has a deep understanding of managing renewable energy projects and a proven track record of performance. We draw on the knowledge of our Board, who bring us expertise in the areas of corporate governance, business strategy, and operational and financial capabilities, among others. Our shareholders and investors also have extensive experience of investing in the renewable energy industry, which we believe is key to a number of our growth strategies, including our measured approach to project selection, our expansion into solar energy projects and our development of internal capabilities across several operational areas.

Capital discipline

We target levered project equity IRRs of 16-20%. We are also focusing on raising capital through asset churn and minority stake sales, which have helped improve our returns to significantly more than 20% and also have reduced our capital deployed to 5-10% of project cost (compared to 25% if we were to hold 100% equity in the project). The capital released from such stake sales can be deployed in greenfield bids as well as new growth opportunities including green hydrogen and storage solutions. Minority stake sales in SPVs through farm-downs and divestment of non-core assets can help in raising funding and in deploying larger amounts of capital in higher potential businesses.

Our strategies

Maintain market position as India’s leading clean energy solutions provider

Against the backdrop of supportive regulatory and industry trends in India’s renewable energy sector, we intend to continue to strengthen our market leading position (in terms of total commissioned capacity) in our core utility-scale wind and solar energy businesses, maintain our diversified portfolio between wind and solar energy projects and focus on new geographical clusters to increase our economies of scale. We also aim to continue to be the leader in developing and deploying new technologies in the renewable energy sector. We intend to leverage our experience in executing large wind and solar energy projects to further win bids for firm power energy solutions, which places us in a unique position to provide our offtakers innovative energy solutions. We will also look at growth opportunities through corporate PPAs where overall capacity as well as average capacity per site has grown significantly. We believe that our capabilities in group captive and open access projects as well as our ability to deliver multiple solutions to corporate customers, including firm power solutions, will enable us to capture a greater share of this fast-growing market which we consider will be a key renewable energy business in the future.

We will continue to evaluate accretive acquisition opportunities opportunistically based on our targeted returns, available synergies and offtaker criteria.

Continue to employ prudent bidding approach, financial discipline and efficient capital management to drive value for our shareholders.

Our prudent bidding approach and financial discipline is aimed at achieving pre-determined internal rate of returns from our projects. We have won over 1.25 GW, 1.90 GW and 1.20 GW of new bids in the years ended March 31, 2020, 2021 and 2022, respectively. We have also enhanced our capacity in innovative, market defining bids such as round-the-clock and peak power along with regular wind and solar energy projects. We have a systematic bid evaluation framework based on various parameters to optimize for execution capacity and cash flows. In order to maintain this growth rate and to achieve our internal rate of returns, we intend to continue deploying a prudent approach which is backed by thorough diligence and data analysis. We also intend to add to our pipeline of projects. We believe that we are well positioned to enhance our committed capacity at attractive internal rate of returns and be competitive in our bids.

Deepening value chain presence in wind and solar energy projects

We plan to deepen our presence across the core renewable value chain, including the manufacturing of solar cells, wind turbine generator assembly, EPC and O&M. We manage solar EPC and O&M in-house and are building our capabilities for wind O&M and EPC to improve margins and execution efficiency. We intend to continue to build our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs. We are currently developing a 1.1 GW Solar Cell and 3.3 GW Module Manufacturing facilities, which will be located in the state of Rajasthan and Gujarat. The plant is expected to be vertically integrated in terms of processes and infrastructure for the manufacturing of solar components. The manufacturing plants are expected to be commissioned in phases over the next two fiscal years.

Focus on innovation in hybrid and storage capabilities and invest in future solutions such as green hydrogen

We are investing in our capabilities in new energy storage solutions and associated technologies to provide stability of our wind and solar energy projects and increase our competitiveness and profitability. Our approach to integrate storage solutions aligns well with our broader strategy of incorporating reliable technologies into our projects and Government of India’s innovative tenders for wind, solar and energy storage. We intend to invest in future energy solutions such as, green hydrogen which is a focus of the Government of India. Our strategy is to leverage our renewable capabilities and develop green hydrogen products, and establish partnerships across the supply chain to sell it to our end-consumers.

Continue to drive cost reductions and yield improvements through digitization to improve efficiency

We seek to further enhance our project execution efforts in order to control our costs and optimize the output of our projects. At the project execution stage, we intend to focus on reducing our dependence on external EPC providers for our wind energy projects and continue to build these capabilities internally. Similarly, we intend to continue developing in-house O&M capabilities at the operational stage to improve project efficiency. We intend to implement new technologies, including new turbine and solar module technologies, which are capable of higher generation levels. We also plan to incorporate robotic cleaning, auxiliary power consumption, forecast and scheduling and e-surveillance of our plants in the future, as well as utilize drones and new maintenance technologies as part of enhanced project monitoring and O&M efforts. Our in-house team of technical designers intend to continue refining and enhancing our solar plant design and execution capabilities, and we intend to work with leading wind OEMs to deploy new turbine technologies.

We intend to strengthen our diagnostics and performance monitoring capabilities across our wind and solar energy projects. In addition, we intend to invest in advanced monitoring and tracking and predictive analytics technologies with specific applications in operational areas including monitoring equipment condition, advanced failure detection and forecasting and scheduling energy generation. Our project management team also intends to continue to focus on maximizing the operating efficiency of our projects.

We intend to continue building our in-house transmission capabilities in respect of our solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs on such projects. We will evaluate new energy storage solutions and associated technologies to further increase project operational efficiencies.

Continue to be at the forefront of ESG standards for sustainability practices

Since inception our focus has been to create an organization with a strong sustainability-focused culture where our corporate strategy is intertwined with sustainability practices and an ESG-centric ethos aligned with the expectations of our stakeholders. From our corporate governance practices, to how we contribute towards environmental sustainability, to how we have a wider societal impact, ESG benchmarks are integral to our business and operations.

With respect to governance, we have formed an ESG committee at the Board level, guiding and advising management and other personnel on the Company’s ESG strategy and targets and how progress towards these targets is monitored. This ESG committee is supported by a steering committee at the management level, chaired by the Chief Sustainability Officer. The steering committee provides strategic direction to our sustainability-related initiatives while providing input to business teams and functions on improving our ESG performance. We are also integrating ESG risks in our Enterprise Risk Management system, and are a signatory to Terra Carta and the United Nations Global Compact’s Ten Principles.

As a business at the forefront of India’s clean energy transition, we look to improve our environmental performance through initiatives such as deploying robotic cleaning in our solar sites to conserve water and tracking and reducing our greenhouse gas emissions and carbon footprint (as a signatory to the Business Ambition for 1.5°C Commitment to become net-zero by 2050). We are a founding member of the First Movers Coalition of the World Economic Forum.

We have an extensive CSR footprint across India impacting over 650,000 lives and working towards the betterment of communities in the vicinity of our operating sites. This has been possible through focused interventions around energy access, digital literacy, women empowerment, and water conservation among others. For employee welfare, we have instituted various measures to create a diverse and inclusive workforce and build a safety-oriented culture. We are also a signatory to the UN Women Empowerment Principles, to enhance gender parity in the organization, and are aiming towards ensuring human rights considerations are met across our value chain.

Our Projects

We have strategically focused on developing a pan-India portfolio of utility-scale wind energy projects, utility-scale solar energy projects, corporate wind energy projects, corporate solar energy projects and utility-scale firm power projects. These projects generate power and feed that power into the grid, supplying a utility or offtaker with energy. Most of the operational projects have a PPA with a utility or offtaker, guaranteeing a market for its energy for a fixed period of time. For open access projects, the units of power generated are directly connected to the grid.

As of March 31, 2022, our portfolio consisted of 10.69 GW of wind and solar energy projects, hydro power project and firm power projects, of which 7.57 GW projects are commissioned and 3.12 GW are committed. “Commissioned projects” are projects for which a commissioning certificate has been issued and which have already started commercial operations and/or supply power to offtakers. “Committed projects” are projects for which a PPA has been signed for project development, or projects for which the bid has been won and an LOA has been received.

The following table provides a breakdown of our portfolio of our utility-scale wind energy projects, utility scale solar energy projects, corporate wind energy projects, corporate solar energy projects, hydro power project and utility-scale firm power projects by commission status (commissioned and committed) as of March 31, 2022. In January 2022, we sold 117 MW/138 MWp of our distributed rooftop solar portfolio to Fourth Partner Energy, one of India’s leading rooftop solar energy companies. The table below therefore does not include this portfolio.

Particulars	Commissioned Capacity	Committed Capacity
Utility-scale wind energy projects	3,602 MW	179 MW
Utility-scale solar energy projects	3,296 MW	900 MW
Corporate wind energy projects	178 MW	264 MW
Corporate solar energy projects	392 MW	74 MW
Utility-scale firm power projects	-	1,704 MW
Hydro power project	99 MW	-
Total	7,567 MW	3,121 MW

The following table represents amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years/periods indicated:

As of and for the year ended March 31,	2020		2021		2022
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity(1) (GW)	3.24	2.18	3.59	2.01	3.78	3.69
Weighted average operational capacity(2) (GW)	3.11	1.88	3.31	2.16	3.66	2.78
Plant load factor(3) (%)	26.4%	22.3%	23.6%	22.8%	26.4%	23.3%
Electricity generated(4)(5) (KWh millions)	7,226	3,679	6,854	4,320	8,469	5,677
Revenue from contract with customers(6) (7) (INR millions)	31,800	16,598	29,411	18,737	33,861	24,060

Notes:

(1)
Commissioned capacity refers to capacity of projects for which a commissioning certificate has been issued and which have already started commercial operations and/or we supply power to offtakers (at the end of the reporting period).
(2)
Weighted average operational capacity is calculated as electricity generated divided by the plant load factor and weighted by number of days for the reporting period.
(3)
Plant load factor is the ratio of the actual output of all our wind and solar power projects over the reporting period to their potential output if it were possible for them to operate indefinitely at full rated capacity. The plant load factor is not the same as the availability factor. The variability in our plant load factor is a result of seasonality, cloud covers, fluctuations in wind currents, climate conditions, equipment efficiency losses, breakdown of our transmission system and grid availability. It indicates effective utilization of resources. Higher plant load factor at a project site indicates increased electricity generation.
(4)
Electricity generated represents the actual amount of power generated by our wind and solar energy projects over the reporting period and is the product of plant load factor during the reporting period and the average megawatts.
(5)
Electricity sold is approximately 4% lower than the electricity generated as a result of electricity lost in transmission or due to power curtailments.
(6)
Revenue from the sale of power constitutes 99% of our revenue for the years ended March 31, 2020, 2021 and 2022.
(7)
Includes an unallocable amount which refers to income allocable to management shared services that we provide under our joint venture agreements with our joint venture partners. For more details, see section titled “Operating Results — Management’s discussion and analysis of financial condition and results of operations — Segment information” under Item 5.A.

Utility-Scale Wind Energy Projects

The following tables provide a breakdown of our utility-scale wind energy projects by commission status (commissioned and committed) and by offtaker as of March 31, 2022.

Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
PTC India Limited, “PTC” and Solar Energy Corporation of India Ltd., “SECI”
1	Ostro - Kutch (SECI 1)	Gujarat	250.0	Oct-18	Center PPA	3.46	PTC	25
2	SECI II	Gujarat	230.1	Oct-19	Center PPA	2.64	SECI	25
3	SECI 6	Karnataka	136.6	Sep-21	Center PPA	2.82	SECI	25
4	SECI 7	Gujarat	35.2	Dec-21	Center PPA	2.81	SECI	25
5	SECI 3	Gujarat	300.0	Dec-20	Center PPA	2.44	SECI	25
6	Jasdan	Gujarat	25.2	Mar-12	APPC(8)+REC(9), 3rd Party	For 23.1MW-APPC(8) Rate escalating in line with State APPC tariff; For 2.1MW-INR 3.25/unit	GUVNL (23.1), Third Party(10) (2.1)	25 years for 23.1 MWs & 10 years (5) for 2.1 MW
7	Vinjalpur	Gujarat	12.0	Sep-15	State PPA(4)	4.15	GUVNL	25
8	Sadla	Gujarat	38.0	Mar-17	State PPA	3.86	GUVNL	25
9	Sadla	Gujarat	10.0	May-17	State PPA	3.86	GUVNL	25
10	Patan	Gujarat	50.0	Mar-17	State PPA	4.19	GUVNL	25
11	GUVNL	Gujarat	35.0	Oct-19	State PPA	2.45	GUVNL	25
12	Ellutala	Andhra Pradesh	119.7	Nov-16	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
13	Veerabhadra	Andhra Pradesh	100.8	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
14	KCT Gamesa 40 Molagavalli	Andhra Pradesh	40.0	Feb-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
15	KCTGE 39.1 Molagavalli	Andhra Pradesh	39.1	Aug-16	State PPA	4.83+Tax Passthrough(5)	APSPDCL	25
16	KCT Gamesa 24 Kalyandurg	Andhra Pradesh	24.0	Aug-15	State PPA	4.83+Tax Passthrough(5)	APSPDCL	25
17	Molagavalli	Andhra Pradesh	46.0	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
18	Ostro - Nimbagallu	Andhra Pradesh	100.0	Sep-16	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
19	Ostro - Ralla Andhra	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
20	Ostro - Ralla AP	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25

21	Borampalli	Andhra Pradesh	50.4	Mar-18	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
22	Vaspet-I	Maharashtra	25.5	Nov-12	State PPA	5.73	MSEDCL	13
23	Vaspet-I	Maharashtra	19.5	Jan-14	State PPA	5.73	MSEDCL	13
24	Jamb	Maharashtra	28.0	May-13	State PPA	5.81	MSEDCL	13
25	Jath	Maharashtra	34.5	Nov-12	State PPA	5.75	MSEDCL	13
26	Jath	Maharashtra	50.2	Jun-13	State PPA	5.75	MSEDCL	13
27	Vaspet-II & III	Maharashtra	49.5	Jun-13	State PPA	5.81	MSEDCL	13
28	Welturi-I	Maharashtra	50.4	Sep-13	State PPA	5.81	MSEDCL	13
29	Budh-I	Maharashtra	30.0	Feb-14	State PPA	5.81	MSEDCL	13
30	Welturi-II	Maharashtra	23.1	Mar-14	State PPA	5.81	MSEDCL	13
31	Vaspet-IV	Maharashtra	49.5	Nov-14	State PPA	5.79	MSEDCL	13
32	MSEDCL Bid	Maharashtra	76.0	Dec-19	State PPA	2.85	MSEDCL	25
33	Bakhrani	Rajasthan	14.4	Mar-13	State PPA	5.39(6)	JVVNL	25
34	Dangri	Rajasthan	30.0	Oct-14	State PPA	5.78(7)	AVVNL	25
35	Pratapgarh	Rajasthan	46.5	Mar-15	State PPA	6.08(7)	JVVNL, AVVNL	25
36	Pratapgarh	Rajasthan	4.5	Jul-15	State PPA	6.08(7)	JVVNL, AVVNL	25
37	Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
38	Bhesada	Rajasthan	100.8	Dec-15	State PPA	5.88(7)	JdVVNL	25
39	Ostro - Tejuva	Rajasthan	50.4	Jul-15	State PPA	5.88(7)	JdVVNL	25
40	Ostro - Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
41	SREI	Rajasthan	60.0	May-12	State PPA	4.74(6)	JVVNL, AVVNL	20-25
42	Batkurki	Karnataka	60.0	Jan-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
43	Bableshwar	Karnataka	50.0	Mar-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
44	Ostro - Sattegiri	Karnataka	60.0	Mar-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
45	Ostro - Taralkatti	Karnataka	100.0	Feb-18	State PPA	4.50+Tax Passthrough(5)	GESCOM	25
46	Bableshwar 2	Karnataka	40.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	BESCOM	25

47		Bapuram	Karnataka	50.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	GESCOM	25
48		Nirlooti	Karnataka	60.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	GESCOM	25
49		Kushtagi - 1	Karnataka	71.4	Mar-18	State PPA	3.72+Tax Passthrough(5)	HESCOM, GESCOM	25
50		Nipaniya	Madhya Pradesh	40.0	Feb-16	State PPA	5.92	MPPMCL	25
51		Mandsaur	Madhya Pradesh	28.8	Oct-15	State PPA	5.69	MPPMCL	25
52		Mandsaur	Madhya Pradesh	7.2	Mar-17	State PPA	5.69	MPPMCL	25
53		Kod and Limbwas	Madhya Pradesh	90.3	Mar-16	State PPA	5.92	MPPMCL	25
54		Amba-1	Madhya Pradesh	44.0	Mar-17	State PPA	4.78	MPPMCL	25
55		Amba-2	Madhya Pradesh	8.0	Mar-17	State PPA	4.78	MPPMCL	25
56		Limbwas 2	Madhya Pradesh	18.0	Oct-16	State PPA	4.78	MPPMCL	25
57		Lahori	Madhya Pradesh	26.0	Mar-17	State PPA	4.78	MPPMCL	25
58		Ostro - Lahori	Madhya Pradesh	92.0	Mar-16	State PPA	5.92	MPPMCL	25
59		Ostro - Amba	Madhya Pradesh	66.0	Mar-16	State PPA	5.92	MPPMCL	25
60		Ostro - AVP Dewas	Madhya Pradesh	27.3	Mar-17	State PPA	4.78	MPPMCL	25
61		Ostro - Badoni Dewas	Madhya Pradesh	29.4	Mar-17	State PPA	4.78	MPPMCL	25
	Total			3,601.9

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
See section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI, PTC and NTPC.
(4)
State PPA refers to the PPAs entered into with distribution companies of various states.
(5)
Any income tax paid by us is “passed-through” to our offtakers in addition to the tariff.
(6)
Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant PPA.
(7)
Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA.
(8)
Refers to average pooled power purchase cost.
(9)
See section titled “Offtakers — Tariff” under Item 4.B for more details.
(10)
Third party refers to private commercial and industrial customers.

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(4)
1		SECI 6	Karnataka	163.4	In the second quarter of the year ending March 31, 2023	Center PPA(3)	2.82	SECI	25	PPA Signed
2		SECI 7	Gujarat	15.4	In the second quarter of the year ending March 31, 2023	Center PPA(3)	2.81	SECI	25	PPA Signed
	Total			178.8

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPAs refer to PPAs entered into with SECI.
(4)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.

Utility-Scale Solar Energy Projects

The following tables provide a breakdown of our utility-scale solar energy projects by commission status (commissioned and committed) and offtaker as of March 31, 2022.

Commissioned projects

	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
SECI
1	Charanka	Gujarat	40	Mar-17	Center PPA(3)	4.43	SECI	25
2	Bhadla	Rajasthan	50	Apr-19	Center PPA	2.49	SECI	25
3	SECI III	Rajasthan	300	Aug-21	Center PPA	2.55	SECI	25
4	SECI Raj	Rajasthan	110	Feb-21	Center PPA	2.49	SECI	25
5	SECI IV	Rajasthan	300	Dec-21	Center PPA	2.54	SECI	25
6	SECI VI	Rajasthan	300	Dec-21	Center PPA	2.71	SECI	25
7	Mahbubnagar 2	Telangana	100	Nov-17	Center PPA	4.66	NTPC	25
8	Pavagada	Karnataka	50	Dec-17	Center PPA	4.8	NTPC	25
9	Ostro - Rajasthan	Rajasthan	60	Nov-17	Center PPA	5.07	NTPC	25
10	VS- Lexicon	Rajasthan	10	Feb-13	Center PPA	8.69	NTPC	25
11	VS- Symphony	Rajasthan	10	Feb-13	Center PPA	8.48	NTPC	25
12	Sheopur	Madhya Pradesh	50	Jun-15	State PPA(4)	6.97	MPPMCL	25
13	MPSolar II	Madhya Pradesh	51	Oct-17	State PPA	5.46	MPPMCL	25

14		Adoni	AndhraPradesh	39	Mar-16	State PPA(4)	INR 5.98/unit for 1st year with escalation of 3% till 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
15		Cumbum	AndhraPradesh	21	Mar-16	State PPA(4)	INR 5.98/unit for 1st year with escalation of 3% till 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
16		Mehbubnagar -1	Telangana	100	May-16	State PPA	6.73	TSSPDCL	25
17		Sadashivpet	Telangana	24	Jun-16	State PPA	6.8	TSSPDCL	25
18		Dichipally	Telangana	143	Jun-17	State PPA	5.59	TSNPDCL	25
19		Mandamarri	Telangana	48	Feb-17	State PPA	5.59	TSNPDCL	25
20		Minpur	Telangana	65	Jun-17	State PPA	5.59	TSSPDCL	25
21		Mulkanoor	Telangana	30	Mar-17	State PPA	5.59	TSNPDCL	25
22		Ostro - Wanaparthy	Telangana	50	Sep-17	State PPA	5.59	TSSPDCL	25
23		Acquisition - Telangana	Telangana	260	Jun-17	State PPA	5.65	TSNPDCL, TSSPDCL	25
24		Alland	Karnataka	20	Mar-17	State PPA	4.86	BESCOM	25
25		Bhalki	Karnataka	20	Mar-17	State PPA	4.85	BESCOM	25
26		Chincholi	Karnataka	20	Apr-17	State PPA	4.84	BESCOM	25
27		Siruguppa	Karnataka	20	Mar-17	State PPA	4.76	HESCOM	25
28		Humnabad	Karnataka	20	Mar-17	State PPA	4.86	HESCOM	25
29		Devdurga	Karnataka	20	Sep-17	State PPA	4.76	MESCOM	25
30		Honnali	Karnataka	20	Nov-17	State PPA	5.05	BESCOM	25
31		Turuvekere	Karnataka	20	Nov-17	State PPA	4.84	BESCOM	25
32		Yadgir	Karnataka	20	Oct-17	State PPA	4.85	BESCOM	25
33		Kar 140bid(2)	Karnataka	140	Oct-19	State PPA	3.22	MESCOM, BESCOM, GESCOM, CESC	25
34		VS-Star Solar	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
35		VS-Sun Gold	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
36		Mah Ph I	Rajasthan	250	Oct-19	State PPA	2.72	MSEDCL	25
37		Mah PhII	Rajasthan	300	Nov-21	State PPA	2.75	MSEDCL	25
38		TN 100	Tamil Nadu	100	Sep-19	State PPA	3.47	TANGEDCO	25
39		GUVNL	Gujarat	105	Apr-21	State PPA	2.68	GUVNL	25
	Total			3,296.0

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.

(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI and NTPC.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(5)
1		SECI - Rihand	UP	100.0	In the first quarter of the year ending March 31, 2024	Center PPA(3)	3.29	SECI	25	PPA Signed
2		SECI VIII	Rajasthan	200.0	PPA Awaited	Center PPA	2.51	SECI	25	LOA Received
3		SECI IX	Rajasthan	400.0	PPA Awaited for 300 MW	Center PPA	2.37	SECI	25	PPA Signed for 100 MW(7), balance awaited
4		GUVNL IX (Dholera)(6)	Gujarat	200.0	PPA Awaited	State PPA(4)	2.79	GUVNL	25	LOA Received
	Total			900.0

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.
(5)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(6)
See section titled “Risk Factors — Our revenues are exposed to fixed tariffs and changes in tariff regulation and structuring.” under Item 3.D for risks associated with this bid.
(7)
PPA was signed after March 31, 2022.

Utility-Scale Firm Power Projects

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)	PPA or LOA(5)
1		PP-I(6)	Karnataka	322.0	PPA Awaited	Center PPA(3)	Off Peak(4) - 2.88 Peak(4) - 6.85	SECI	Wind	25	LOA Received
2		PP-I(6)	Karnataka	81.0	PPA Awaited	Center PPA		SECI	Solar	25	LOA Received
3		RTC-I(6)	Karnataka	601.0	In the second quarter of the year ending March 31, 2024	Center PPA	INR 2.90/unit for 1st year with escalation of 3% till 15th year, from 16th to 25th year 15th year tariff will apply	SECI	Wind	25	PPA Signed

5		RTC-I(6)	Maharashtra	300.0	In the second quarter of the year ending March 31, 2024	Center PPA		SECI	Wind	25	PPA Signed
6		RTC-I(6)	Rajasthan	400.0	In the second quarter of the year ending March 31, 2024	Center PPA		SECI	Solar	25	PPA Signed
	Total			1,704.0

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
Assured peak power supply for six hours split across two slots during the day (three hour morning slot, six hour evening slot).
(5)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(6)
Hybrid Projects.

Hydro Power Projects

In August 2021, we announced our acquisition of L&T Uttaranchal Hydropower Limited, which was later renamed as ReNew Jal Urja, which marks our entry into the hydropower sector which in turn is expected to play an important role in providing innovative renewable energy solutions for ReNew’s customers.

Commissioned projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1		L&T Hydro	Uttarakhand	99.0	Dec-20	Third Party		Third Party
	Total			99.0

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.

Corporate Projects

The following tables provide a breakdown of our corporate solar and wind energy projects by commission status (commissioned and committed) as of March 31, 2022

Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)
1	Tadas	Karnataka	34.4	Feb-13	Group Captive(4)	7.24 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
2	Tadas	Karnataka	16.0	Apr-13	Group Captive	7.24 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
3	Jogihalli	Karnataka	4.8	Dec-16	Group Captive	6.08 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
4	Jogihalli	Karnataka	7.2	Jun-17	Group Captive	6.08 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
5	Ron	Karnataka	40.0	Aug-16	Group Captive	5.83 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
6	Chikodi	Karnataka	18.0	Jun-13	Group Captive	5.77 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
7	Lingasugur	Karnataka	40.0	Dec-15	Group Captive	5.88 + escalation linked to DISCOM tariff(5)	Third Party	Wind	10
8	Babaria(6)	Gujarat	17.6	Feb-22	Third Party(3)	3.43	Grasim	Wind	25
9	Ittigi	Karnataka	50.0	Jan-17	Third Party(3)	5.98 + escalation linked to HT tariff movement or predefined escalation(5)	Third Party	Solar	08-10 years
10	Raichur	Karnataka	50.0	May-17	Third Party	5.57 + escalation linked to HT tariff movement or predefined escalation or no escalation(5)	Third Party	Solar	08-12 years

11		Wadgare	Karnataka	20.0	Dec-17	Third Party	5.17 + escalation linked to HT tariff movement or predefined escalation or no escalation(5)	Third Party	Solar	10
12		Nirna	Karnataka	20.0	Mar-18	Third Party	5.31 + escalation linked to HT tariff movement or predefined escalation or no escalation(5)	Third Party	Solar	10
13		Ladha	Karnataka	20.0	Mar-18	Third Party	4.96 + escalation linked to HT tariff movement or predefined escalation or no escalation(5)	Third Party	Solar	10
14		Babaria(6)	Gujarat	6.7	Feb-22	Third Party	3.43	Grasim	Solar	25
15		Welturi	Maharashtra	20.0	Dec-21	Third Party	3.37	Mahindra CIE	Solar	25
16		Bandarwada	Maharashtra	43.0	Mar-22	Third Party	2.81	M&M	Solar	25
17		Multiple	Multiple	162.0	-	Third Party	3.37 - 3.67	Third Party	Solar	-
	Total			569.7

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
Group captive refers to the arrangement in which a developer sets up a power project for the collective use of multiple industrial or commercial offtakers who have more than 26% of equity in the project and the offtakers has committed to contract at least 51% of the power generated at the power plant.
(5)
HT tariff refers to high tension tariff, which is the tariff charged by the DISCOMs for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year.
(6)
Hybrid Projects.

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)	PPA or LOA(3)
1		Otha(4)	Gujarat	11.00	In the second quarter of the year ending March 31, 2023	Third Party	3.43	Grasim	Wind	25	PPA Signed
2		Multiple(4)	Multiple	253.2	In the third quarter of the year ending March 31, 2024(5)	Third Party	3.25 - 3.95	Third Party	Wind	-	-
3		Otha(4)	Gujarat	16.7	In the second quarter of the year ending March 31, 2023	Third Party	3.43	Grasim	Solar	25	PPA Signed
4		Multiple(4)	Multiple	57.3	In the third quarter of the year ending March 31, 2023(5)	Third Party	3.06 - 3.95	Third Party	Solar	-	-
	Total			338.2

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(4)
Hybrid Projects.
(5)
Represents the date by when all the projects will be commissioned.

Offtakers

We define offtakers as parties with whom we have signed a PPA or from whom we have received an LOA. We define customers as parties to whom we supply power from our commissioned projects under our PPAs with them and are eligible to receive tariffs from them.

We sell electricity to central and state government agencies and public utilities, and private industrial and commercial offtakers (which include consumers under the group captive scheme in India). Under the group captive scheme, a group of offtakers collectively own 26% equity interest in the power plant and have collectively committed to purchase at least 51% of the power generated at the power plant.

Of our total offtaker base as of March 31, 2022, government agencies and public utilities constituted 90.6% and private industrial and commercial offtakers constituted 9.4%. For the year ended March 31, 2022, two customers, which are state distribution companies each accounted for more than 10% of our revenue. See section titled “Business Overview — Power purchase agreements” under Item 4.B below for more details on the terms of our PPAs with our offtakers, including these customers

The following table sets forth our offtaker profile by location as a percentage of our total capacity as of March 31, 2022.

Total Capacity (commissioned and committed)%
Central Agency (SECI/PTC/NTPC)	45.52%
State
Andhra Pradesh(1)	7.27%
Gujarat(2)	4.43%
Karnataka(3)	7.59%
Maharashtra(4)	9.23%
Madhya Pradesh(5)	5.41%
Rajasthan(6)	3.44%
Telangana(7)	6.74%
Tamil Nadu(8)	0.94%
Third Party	9.44%
Total	100%

Notes:

(1)
Andhra Pradesh includes APSPDCL.
(2)
Gujarat includes GUVNL.
(3)
Karnataka includes BESCOM, MESCOM, HESCOM, GESCOM and CESC.
(4)
Maharashtra includes MSEDCL.
(5)
Madhya Pradesh includes MPPMCL.
(6)
Rajasthan includes JDVVNL, JVVNL, AVVNL and RREC.
(7)
Telengana includes TSSPDCL and TSNPDCL.
(8)
Tamil Nadu includes TANGEDCO.

Power purchase agreements

We have signed long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. The long-term PPAs for our projects enhance the offtake security and long-term visibility of our revenues. As of March 31, 2022, our PPAs for our utility-scale projects had an average term of more than 24 years.

For our utility-scale wind and solar energy projects and our utility-scale firm power projects, our PPAs with central government and DISCOMs typically have a term of 25 years. As of March 31, 2022, approximately 96% of our PPAs with central government agencies and DISCOMs had a term of 20 years and more, while the remaining PPAs had an average term of 13 years. Similarly, our PPAs with private commercial and industrial users have a term ranging from eight to 25 years.

Our PPAs for utility-scale include, among other things, restrictions on contracted capacity and changes in management and ownership of our project subsidiary undertaking the relevant project (including changes in the specified minimum equity shareholding of the relevant holding company or selected bidder in such project subsidiary).

Events of default under our PPAs typically include failure or delay in commissioning, failure to supply power post the commercial operation date, failure to supply the minimum contracted power as defined in the relevant PPA, inability to meet our performance guarantees, assignment or transfer of assets or rights under the PPAs in contravention of the terms thereof, liquidation, our project subsidiary’s insolvency or similar events, and failure to operate and maintain our projects in accordance with the terms of the PPAs. Upon the occurrence of an event of default, we may face adverse consequences such as specific performance of the PPAs, termination of the PPAs, payment of liquidated damages, imposition of penalties, and exercise of step-in rights by our lenders or rights to replace the relevant holding company/selected bidder or our project subsidiary as operator of the project. Most of our PPAs also provide for relief to the party affected in the event of a change in law or a force majeure.

Tariff

Tariff rates for our PPAs for utility-scale wind energy projects, utility-scale solar energy projects and our utility-scale firm power projects are determined under a feed-in tariffs mechanism, or “FiT,” or a bidding regime or are bilaterally agreed with third-party offtakers. The majority of our PPAs provide for fixed tariff rates. Under a few PPAs, the tariff is subject to escalation provisions.

FiT

While the renewable energy landscape in India shifted away from a FiT structure to an auction bidding structure, we maintain internal protocols which help guide our FiT assessment for many of our utility-scale wind energy projects.

For projects on a turnkey model, we analyze the asset proposal from the relevant OEM supplier, which generally includes an energy yield estimation report, site suitability reports, on-site wind mast data, evacuation details and indicative project cost. A preliminary assessment of OEM assumptions is carried out based on our experience and market intelligence in the relevant region. We then evaluate power evacuation feasibility and the available wind resource data in-house. We also assess the impact of the current regulatory and policy framework.

The proposal prepared by the business team is analyzed and tested against relevant technical, legal and financial considerations by a subgroup reporting to an investment committee. With the investment committee’s approval, we sign the term sheet and engage with external parties to conduct wind and evacuation infrastructure studies. Aspects covered include land profile, land access, evacuation feasibility, expected site plant load factor (the ratio of average power generated by the power plant to the maximum power that could have been generated within a period of time), grid availability and potential execution, regulatory and other risks.

After negotiating the preliminary commercial terms with the OEM and accounting for information related to wind resource, evacuation and execution as well as off-taker credit profile, if the proposed FiT based project is deemed viable based on the above factors, our investment committee may grant its final approval for the project.

Bidding

The bidding process for capacity allocations by government agencies is typically conducted in two stages. In the first stage, eligible and prospective bidders are shortlisted. In the second stage, the shortlisted bidders take part in a live online reverse auction to bid for capacity by submitting tariff bids. The bidder quoting the lowest bid is selected.

The objective of the first stage is to identify credible bidders who have the requisite technical and financial capacity to undertake the project. The bid documents, include a draft of the PPA and other information on the project which is provided to every bidder on payment of a processing fee. In addition to the processing fee, a bidder is typically required to deposit a bid security amount in the form of a demand draft or a bank guarantee.

The information sought from the bidders in the first stage is generally restricted to technical and financial capabilities that are relevant to the project. For a bidding consortium, the financial eligibility criteria are typically fulfilled by the lead member or parent company of the lead member, while the technical eligibility criteria are fulfilled by consortium members. Only those applicants that are shortlisted after the first stage are invited to participate in the second stage of the bidding process. The number and nature of the bidders shortlisted for the second stage are based on, among other things, initial bid tariffs and quantity of bidders.

Bidders are typically required to conduct their own surveys, investigations and other detailed examination of the project before submitting their bids, including ascertaining the site conditions, evacuation feasibility, location, surroundings, climate, availability of power, water and other utilities for construction, site access, handling and storage of materials and weather data.

Bid assessment

We utilize a multi-pronged process to effectively track all bid policies and bid updates in the public domain. Once a tender is identified, the relevant information about the bid is discussed with our finance, regulatory and technical teams. Before we submit the bid, it is approved by the investment committee and the Board. Our bid approval process begins with the proposal being prepared by our business development team. The proposal would typically list the key assumptions that we take into account for projections which are based on historical performance. The proposal is reviewed by our finance, execution and O&M teams. In addition, the bid proposal will then be reviewed by our investment team which is led by the CFO. Once the assumptions have been vetted, a 10-member senior management committee further reviews the proposal. The bid proposal is then approved by our Board as the final stage.

A number of factors are considered in our assessment of potential bids, including the credit rating of the state distribution utilities, ease of doing business in the relevant state, availability and ownership of land, wind and soil conditions and variability and solar irradiation levels (as appropriate) at the location of the project, land and capital costs, payment cycles, ease of construction, required wind turbine size, climate, topography and other location coordinates. We also evaluate the opportunity on the basis of the capacity being offered, grid connectivity and evacuation infrastructure, including assessing distance to the nearest substations and the capacity of the substations to evacuate the power produced.

As part of all stages of project and bid assessment, we conduct financial evaluations to determine asset and equity rates of return, expected project cost, sensitivity analysis based on realizable tariffs, financing costs and O&M costs. We only bid for projects that we consider will meet internally determined rate of return thresholds commensurate with the risk profile of the bids. If a bid is won, a LOA is issued and then the PPA is signed.

Investments

We use the same approach in assessing potential bids to assess proposed investments in existing projects. Financial, tax, land, technical and legal due diligence is conducted on the relevant asset. Each project under consideration is further evaluated by our internal development and O&M teams, as well as by external consultants. Assessments of project design performance are evaluated against the project’s historical performance. Current and future performance risks are also assessed. A detailed review is conducted to assess additional capital expenditure and operating expenditures required for the residual lifespan of the specific project. The proposal is then sent to the investment committee and, subsequently, to the Board for their approval. Once approved, investments are continuously monitored.

Renewable energy certificates, or “RECs”

Renewable energy developers, such as us, also have the option to sell the power to state utilities at preferential tariff as set by the state regulator or at the average power purchase cost, or “APPC,” and sell the green component separately in the form of RECs. The Central Electricity Regulatory Commission, or “CERC” in India has issued terms and conditions for recognition and issuance of RECs. In the REC mechanism, the electricity and the green component are accounted for separately. The project developer can sell the power to an off-taker or to a third-party/captive consumer at a mutually negotiated price, while selling the REC component separately in the market. RECs are available for entities to procure based on APPC which is the weighted average cost of procurement of a distribution utility from all sources except short-term power and renewable power. One REC is issued to renewable energy generators for every MWh of electricity fed to the grid and metered at the bus-bar of the generator for projects set up under the REC scheme, and the two products, one being the attributes embodied in the REC and the other being the electricity itself, may be sold or traded separately. REC trading occurs on a monthly basis, while the pricing range for RECs is regulated through a floor and a ceiling price set by the Indian regulator from time to time. When a REC is purchased, the owner is considered to have purchased renewable energy. Distribution utilities and customers can therefore fulfill their renewable energy purchase obligations by purchasing RECs. As per the REC Regulations, RECs are valid for a period of 1,095 days after issuance.

Equipment Suppliers

We acquire key equipment such as turbines and solar modules from a diverse group of leading suppliers as highlighted in the tables below. We have rigorous vendor evaluation and quality control processes for equipment procurement to high standards. We analyze the wind data (for wind energy projects) or irradiation data (for solar energy projects) from each project site in order to determine the specifications of the equipment we require and engage with equipment suppliers accordingly. We typically assess an equipment contract based on price, warranty and insurance programs, equipment degradation rate, technical support and the reputation of the supplier, among other factors.

We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We normally purchase solar module panels and the balance of plant components on an as-needed basis from our suppliers at the then prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components.

Suppliers for utility-scale wind energy projects

Operating equipment for utility-scale wind energy projects primarily consists of turbines, inverters, transformers. Costs for turbine typically represent majority of our utility-scale wind energy project investment costs. Our turbine supply strategy is largely based on developing strong relationships and establishing framework agreements with leading turbine suppliers. The following table sets forth our OEM suppliers for wind turbines based on contracted capacity as of March 31, 2022:

Wind Energy Projects - Contracted Capacity(1)	(%)(2)
Siemens Gamesa Renewable Power Private Limited	44.5%
Suzlon Energy Limited	20.8%
Vestas Wind Technology India Pvt. Ltd	8.8%
GE India Industrial Pvt. Ltd	7.4%
Inox Wind Limited	5.6%
ReGen Powertech Private Limited	5.3%
Wind World (India) Limited	4.9%
Senvion Wind Technology Pvt Ltd.	1.4%
Envision Energy International Limited, Hongkong	0.8%
Kenersys India Private Limited	0.6%
Total	100%

Notes:

(1)
Contracted capacity includes all of the capacity for which a contract has been entered into regardless of the project status. It includes utility-scale wind energy projects and utility-scale firm power projects (wind).
(2)
Based on 4,565 MW of contracted capacity of utility-scale wind energy projects and utility-scale firm power projects (wind) for which suppliers have been engaged as of March 31, 2022.

Suppliers for utility-scale solar energy projects

Operating equipment for solar energy projects primarily consists of solar module panels, inverters, cables, solar mounting structures, trackers, transformers and evacuation systems. We purchase major components such as solar module panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost of equipment purchased, reliability, warranty coverage, ease of installation and other ancillary costs. The following table sets forth our OEM suppliers for solar panels based on contracted capacity as of March 31, 2022:

Utility-Scale Solar Energy Projects	(%)(1)
Longi Solar Technology Co. Ltd.	21.2%
JA Solar International Limited(2)	14.9%
ZNShine PV-Tech Co. Ltd.	8.1%
Jinko Solar Co., Ltd	7.9%
Hareon International Co., Limited	7.6%
Canadian Solar International Limited	7.3%
Talesun Solar	6.1%
Hanwha Q Cells (QIDONG) Co. Ltd.	3.8%
Trina Solar Energy Development Pte Ltd.	3.3%
Risen Energy Co. Ltd.	3.2%
Jinergy Solar	3.2%
First Solar FE Holdings Pte. Ltd.	3.2%
Vikram Solar Limited	2.9%
BYD Company Limited	2.3%
GCL System Integration Technology Co Ltd.	2.1%
Renesola Singapore Pte Ltd.	1.6%
RenewSys	1.2%
Yingli Solar	0.1%
Total	100%

Notes:

(1)
Based on 3,962 MWp of capacity of utility-scale solar energy projects for which suppliers have been engaged as of March 31, 2022.

Project Value Chain

There are several key activities that occur sequentially or concurrently before and throughout a project development cycle. The following chart provides a snapshot of our project development cycle.

Review of data and resource assessment

We conduct wind or solar resource assessments of a proposed project site to estimate the annual energy production of a project using a variety of wind and solar resource assessment tools, including both in-house and third-party resources. An initial assessment of favorable wind and solar resource potential is conducted for each potential site by reviewing publicly available wind and solar maps. Our in-house assessment teams use wind and solar flow modelling tools to estimate potential wind speeds, irradiation levels and other indicators of energy levels. We also engage with wind resource assessment firms to conduct and validate our own wind resource assessments and use solar GIS and meteonorm for solar assessment. Generally, solar resource is significantly more uniform and predictable than wind resource. The databases and software publicly available for assessing solar resource are substantially comprehensive, reflecting a higher degree of accuracy than analogous sources typically provide for wind resource. Accordingly, we find available databases and software to be substantially adequate for all of our solar resource assessment purposes.

Land procurement

The land acquisition process is generally administered and managed by our in-house land team, working with third-party aggregators or developers and EPC contractors, once a project site is identified and assessments and studies are completed. Most of our new projects are in private land and in cases of allotment of land by government, we closely work with the government to mitigate any delay in land allotment. For turnkey utility scale wind energy projects, the land acquisition process is undertaken by the OEMs, in close consultation with our land team, and also by us for some of our projects that are currently under development. Generally, the land procurement process begins with land assessment and feasibility studies even before development of a given project commences. Upon successfully winning a bid, we commence the process to secure land titles or attain the relevant land rights for land needed to construct and operate our projects, including those associated with turbines or solar plants.

We generally enter into conveyance deeds with landowners to secure the necessary title to build on the site, including meteorological masts, roads, electric lines and substations, turbines or solar plant and O&M and other associated facilities. Ownership of each project site (apart from government revenue land or forest land under Indian law wherein we enter into long-term leases) allows us to facilitate our efforts to ensure wind energy project optimization to maximize power generation. Further, we obtain necessary approvals such as, conversion certificates from the relevant government departments using land for non-agricultural purposes, forest clearances and environmental approvals, as applicable. Occasionally, such as in case of solar parks, the developer is solely responsible for land acquisition and various approvals. See also section titled “Business Overview — Financing” under Item 4.B for more details.

Approvals

Upon identifying and acquiring or leasing the land needed for our projects, we begin the approvals process with relevant local and state agencies. For certain types of approvals, the process continues throughout the various stages of project development. The approvals process includes identifying required permits, holding preliminary meetings with relevant state and central agencies and stakeholder groups, determining and conducting relevant project studies, preparing permits and disclosure reports, participating in public meetings, and responding to information requests and seeking project approvals from the state or central government bodies.

Financing

Funding for our projects is typically obtained during both the development and operational phases. In the development phase, we typically fund projects through external long-term project construction financing and financing through group capital resources, either debt or equity. Before we commence the construction of a project, we typically arrange for funds for the project which significantly de-risks the project. Once the project is commissioned, we typically refinance the debt at lower interest rates, and/or with longer tenure and increased borrowing limits similar to stable projects. Such refinancing of projects allows us to recycle liquidity for our committed projects.

We obtain debt for our projects from multiple sources such as commercial banks (both state owned and private sector banks in India), non-banking financial companies, infrastructure debt funds, domestic and international capital markets, and development finance institutions that have the expertise to evaluate the risks associated with the construction and operation of a renewable energy project, including evaluation of the equipment technology, construction, operation and wind and/or solar resources. Few of our projects also include equity investments from third parties.

Transmission and interconnection

Since the availability of transmission infrastructure and access to a power grid or network is critical to a project’s feasibility, we evaluate the power evacuation capacity available at the nearby sub-stations, using our in-house expertise and from publicly available sources. Once we determine that the necessary transmission infrastructure is available or will be available once a project is commissioned, we undertake the necessary steps to establish a connection with the grid network. This process typically involves submitting various application with relevant public utilities, independent system operator and local electric utility. Power from our wind and solar energy projects is typically evacuated to the relevant grids through high voltage 33/66/110/132/220/400 kV transmission lines from dedicated pooling stations, which results in stable energy transmission and minimizes grid instability and losses.

Equipment procurement

We have a rigorous quality assurance and vendor empanelment process, with a limited number of approved module suppliers, and in-line supervision and third-party testing of modules. We have master contractual arrangements with our top suppliers. For further details, see section titled “Business Overview — Equipment Suppliers” under Item 4.B above.

Construction and commissioning

For our utility-scale wind energy projects, construction consists of turbine installations and the rest of the facility (referred to as the “balance of plant”) which includes transmission lines and the substation. For solar energy projects, there has been a gradual shift from our current turnkey EPC contracts model to the in-house EPC model and we have not engaged third-party EPCs for O&M services for the last two years. Under our turnkey EPC model, we generally enter into turnkey EPC contracts with OEMs for manufacturing, installing and commissioning wind turbines and the balance of plant. Under the self-EPC model, we have developed utility scale wind energy projects on our own or jointly with the OEM. We undertake the development risk and we have the option to purchase wind turbine generators from multiple OEMs to reduce time and cost overrun. The construction of the balance of plant is carried out concurrently with the erection of wind turbines.

For our solar energy projects, construction consists of design engineering, structure, module and inverter installations, sub-station construction, interconnection work, and construction of the balance of plant. We have an in-house EPC team that is responsible for overseeing and undertaking the construction of solar energy projects from installation to commissioning. For some projects, we outsource certain construction activities to third-party vendors. The contractors typically provide management, supervision, labor, certain materials, tools, engineering, mobilization, testing and other services required to construct the project.

Construction (including land acquisition) typically takes approximately nine to 24 months for utility-scale wind energy projects, and six to 15 months for utility-scale solar energy projects. Our projects team supervises and oversees all aspects of construction. Once a utility-scale wind energy project is functional, we commission the project which involves testing each turbine and integrating it within the project and with the transmission system. For utility-scale solar energy projects, commissioning involves testing the inverters and power transformers and integrating them within the project and with the transmission system. Once our wind or solar energy projects begin transmitting electricity to the relevant grid, we apply for and procure the commissioning certificates from state and central government authorities.

Operations and Maintenance

Wind

O&M services for our wind energy projects are provided in-house and through third-party O&M service providers. We are increasing the portion of capacity of projects managed internally as compared to using O&M service providers to allow more flexibility to directly operate and maintain the turbines, extend the existing agreements with suppliers or enter into new service agreements with other suppliers.

We enter into contracts with O&M contractors for our utility-scale wind energy projects that typically have a term of five to 20 years with an option to renew the contracts. These contracts typically have fixed annual fees which may be subject to escalation at pre-determined rates. Typically, for the first two years services are provided for no charge.

Under our O&M contracts, O&M service providers typically provide performance guarantees for wind turbines and compensate us for any shortfalls in machine availability, subject to an annual monetary limit which is typically a percentage of the annual fees. The services provided by the O&M service providers include coordination with relevant state electricity boards and other government authorities, management and maintenance services of the equipment and the evacuation infrastructure, and technical services including reporting, testing and inspection. These contracts may be terminated by either party upon the occurrence of an event of default which includes bankruptcy or insolvency of the other party, failure by parties to discharge obligations, unauthorized assignment by the O&M services and material breach of contractual terms. The performance of obligations under such contracts are subject to changes in applicable laws.

We are currently developing in-house capabilities to operate and maintain our wind turbines. We believe that in-house O&M capabilities provide us the flexibility to directly operate and maintain the turbines, extend the existing agreements with suppliers or enter into new service agreements with other suppliers. While the turbine manufacturer provides on-site O&M of the turbines and the balance of plant including pooling stations, we are required to ensure compliance with regulations and obtain and maintain insurance.

The average life expectancy of wind energy projects is approximately 30 years.

Solar

O&M services for our solar energy projects is typically provided in-house. Over 93% of our utility-scale solar projects are self-operated and we provide O&M services of 24 × 7 plant preventive maintenance, round the clock security services, maintenance of switchyard and transmission line, supply of spares and consumables, plant monitoring and logging, insurance and warranty claims, module cleaning, vegetation control, seasonal tilt, photovoltaic module thermography, IV testing of photovoltaic modules, electroluminescence mass testing on a case to case basis, plant availability warranty and forecasting and scheduling.

Occasionally, we also enter into O&M contracts with third-party contractors. Such O&M contracts typically have a term of two to three years and cover services such as, module cleaning, clearing ground cover (to ensure that solar resource is adequately captured by the solar array and efficiently converted into energy), solar array performance monitoring and maintenance of the balance of plant. These contracts typically have fixed annual fees, which in most cases, are subject to annual escalations at pre-determined rates.

Under our O&M contracts with third-party service providers, we generally set performance targets which are evaluated annually with pre-agreed performance guarantee rates. If the performance guarantee rate is not met, the service provider is liable to pay compensation as per the contract terms. Further, these contracts may be terminated by either party upon the occurrence of an event of default which includes bankruptcy or insolvency of the other party, failure by the other party to discharge obligations, assignment of the contract by the other party in contravention of the terms thereof, and material breach of the terms of the contract or misrepresentation by the other party. The liability of the parties under the contracts is typically limited to the annual operating fee payable under such contracts. The performance under such contracts is subject to any changes in applicable laws.

The average life expectancy of a solar energy project is up to 35 years.

Competition

We face competition in the development and acquisition of new projects as well as in the sale of electricity.

Our primary competitors in respect of the development and acquisition of new power projects include both domestic and foreign renewable energy project developers, independent power producers and utilities. We compete with renewable energy project developers on the basis of a number of differentiating factors in the industry, including site selection, access to vendors, access to project land, efficiency and reliability in project development and operation, and auction bid terms.

We also compete with both conventional and renewable energy companies for the financing needed to develop and construct projects. In addition, we compete with other conventional and renewable energy companies for a limited pool of personnel with requisite industry knowledge and experience, as well as equipment supplies, permits and land to develop new projects.

Environmental, Health and Safety Management

We are committed to the environment and safe work practices to prevent occupational health and safety risks. To effectively manage these goals through the lifecycle of our projects, we are implementing an Environmental and Social Management System or, “ESMS” at both the corporate and project level. ESMS reflects our view on our environmental, health, safety and social responsibilities, and serves as the framework through which we carry out our comprehensive and organization-wide environmental and social commitments, and assess our environmental and social performance against established international guidelines. We have a health and safety manual for all our projects.

Through the ESMS we seek to guide project level decision making to take into account overall health and safety risks and address environmental and social impacts. Key matters addressed by the ESMS include people development and training, materials and site monitoring and quality control, and stakeholder transparency. The ESMS factors in country level regulatory requirements as well as transnational standards and benchmarks, such as the International Finance Corporation (“IFC”) Performance Standards for financing and the IFC Environmental, Health and Safety Guidelines—Wind Energy, and the Asian Development Bank Safeguard Policy Statement (2009), for environment, health, safety and social standards.

We are committed to environmentally friendly energy generation, and all of our facilities comply with pollution, emission and noise norms applicable to us in India. We are certified under the occupational health and safety assessment series (OHSAS 18001:2007) and ISO 14001:2015 in India for health and safety management and environment management systems, as well as under ISO 9001:2015, ISO 45001:2018 at the organization level for among other things, project management and design. In addition to being audited regularly by internal and third-party auditors, we engage with third parties to prepare environmental and social impact assessments for all of the projects that are under development.

Employees

As of March 31, 2020, 2021 and 2022, we had 864, 1,215 and 1,675 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March 31,
	2020	2021	2022
Function:
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	286	350	467
Business development (includes business development and bidding teams)	31	37	54
Design and engineering (includes design, technical and power evacuation teams)	106	191	298
Procurement and commercial	28	27	46
Project execution	155	224	304
O&M (includes project asset management and performance monitoring teams)	229	341	441
Quality health safety and environment	29	45	65
Total	864	1,215	1,675

None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any material work stoppages or labor disruptions in the past and we consider our relations with our employees to be amicable.

Technology and R&D

We employ state-of-the-art technology and digital tools to operate and manage our projects.

To monitor our wind energy projects at the project level, we work with the OEMs to procure the proprietary supervisory control and data acquisition, or “SCADA,” data and systems that are compatible with our turbine programmable logic controllers. To monitor our wind energy projects at the centralized level, a popular cloud monitoring platform has been implemented, which obtains data from the OEMs’ data centers at the site level for constant monitoring.

To monitor our solar energy projects at the project level, we use industrial grade hardware and software solutions. Our OEMs provide their data that is compatible with standard communication protocols. OEMs use database management software. Net framework, visual basic java scripting and scripting query language. To monitor our solar energy projects at the centralized level we use a popular cloud monitoring platform.

We have built good working relationships with top tier global battery OEMs and system integrators and have a dedicated team working on ramping up capability development in self-integration and energy management services to build a pipeline of utility-scale battery energy storage system in India. The growth areas for this segment include battery pack assembly and building battery asset management capabilities.

We have a full-fledged ReD Lab to bring together cross-functional teams to develop AI, ML and advanced analytics solutions.

We intend to continue building our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs on such projects. We will also evaluate new energy storage solutions and associated technologies to further increase project operational efficiencies.

We acquired Regent Climate Connect Knowledge Solutions Private Ltd, a digital analytics, software development, artificial intelligence, and machine learning company, specializing in the power markets in India in June 2020. This deal is expected to bolster our internal digital capabilities and give us access to promising external markets and customers. Through the acquisition we also intend to access the energy management services market.

Information Technology

Information technology has emerged as a key business enabler for us and plays an important role in improving our overall productivity, customer service and risk management. Our IT strategy is aimed at integrating our business, organizational capability, customer service, risk management and corporate governance. We have stable, secure and robust IT infrastructure and applications supporting our business and strategic initiatives. Our business-critical applications are hosted on cloud data centers that are certified to international and industry specific compliance standards. We have enterprise resource planning systems for financial management and several business applications for our financing business. We continue to implement automation initiatives on the top of our core applications to streamline our credit approval, collections, administration and monitoring processes to efficiently meet our business process requirements.

In March 2021, we were named to the World Economic Forum’s (WEF) Global Lighthouse Network, which recognizes companies using new technologies to achieve environmentally sustainable, community supportive, profitable growth. This makes us one of the two Indian companies to be recognized by the Global Lighthouse Network this year.

Intellectual Property

Our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. We also share some of our technology and know-how with our vendors in connection with the supply of equipment for the development of our projects, and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors.

Facilities

See section titled “Property, Plants and Equipment” under Item 4.D.

Environmental, Social and Governance

We have always put sustainability at the core of our business. We constantly focus on ESG governance, integrating sustainability across business, building a culture focused on sustainability, sustainability reporting and ESG ratings. Our ESG leadership is evidenced through our ESG risk rating by Sustainalytics which placed us at the 10th position globally in the renewable energy sector. We were in the top 8 percentile with a low-risk score of 14.1 indicating low risk.

We have an ESG Committee at board level with all constituent members being independent directors. This Committee is further supported by the Steering Committee which comprises top leadership who provide strategic direction to our sustainability initiatives. We have a strong sustainability and ESG team led by our Chief Sustainability Officer.

Over the years, we have focused on integrating sustainability across our operations through initiatives such as deploying robotic cleaning for solar units, tracking greenhouse gas emissions, diversity and inclusion, community development and building a safety-oriented culture. These initiatives come on the back of robust systems aligned with the implementation of global best practices such as ISO 9001 (on quality), 14001 (on environment management systems) and 45001 (on occupational health and safety). We have also received a 5-star rating from the European Foundation for Quality Management (EFQM) for business excellence systems, and we believe we are the first company in the energy sector globally to receive this rating. We have put in place measures to monitor and improve the satisfaction, happiness, and wellbeing of our employees. We have adopted the DuPont guidelines to create a safe working environment and have set clear targets for continuous improvement of safety performance.

We have undertaken multiple initiatives to address United Nations Sustainable Development Goals (SDG). On the environment front, as a leading renewable energy company we are well-positioned to reduce global emissions and help other businesses and governments reduce their carbon footprint, thereby driving the outcomes of SDG 13 (Climate Action). Recognizing the importance of managing the existing water resources for our operations and the communities around our sites, we are committed to SDG 6 (Clean Water and Sanitation). We are pursuing robotic cleaning at solar project sites and are working with local communities on water conservation activities.

We stand for equality in all forms. Led by our diversity and inclusion committee, initiatives such as the ‘Power of W’ and ‘Recruit HER’ have the principles of SDG 5 (Gender Equality) at their core. From a social standpoint, we have constantly endeavored to develop communities. Through Lighting Lives, we provide access to education through electrification of schools and drive quality of education through modern, technology-assisted learning opportunities, thereby advancing the outcomes of both SDG 7 (Affordable and Clean Energy) and SDG 4 (Quality Education). The ReNew Women India Initiative advances SDG 1 (No Poverty) and SDG 5 (Gender Equality) by empowering women through entrepreneurship and livelihood opportunities.

Under SDG 17 (Partnership for Goals), we collaborate with institutions such as COP26, The Climate Group (TCG), the World Economic Forum (WEF), India Climate Collaborative (ICC) and the United Nations Environment Program (UNEP) and participate in policy conversations on climate change and energy security. In India, we engage with organizations such as Indian Women Network to further diversity and inclusion. We have built a strong culture to support innovation in the areas of environment, energy storage and climate change, evidenced by our long‑term strategic research and development partnerships with the Indian Institute of Technology (IIT), New Delhi, Mumbai, and Stanford University.

We have committed to significant global voluntary initiatives. We are a signatory to the United Nations Global Compact’s (UNGC) Business Ambition for 1.5°C Commitment to develop and submit emissions reduction targets aligned with the Science-Based Targets initiative (SBTi) criteria. We are also a signatory to Terra Carta, an initiative by the Prince of Wales to involve the private sector in creating a sustainable future, the United Nations Women Empowerment Principles (WEP) as our effort to create an inclusive workplace, and UNGC’s Ten Principles.

The following table sets out our key ESG milestones:

Environment	Social	Governance
•
Validated as carbon neutral for our operations for fiscal year 2021
•
Avoided 10 million tons of carbon emissions (more than 200 times that of emissions from operations in fiscal year 2021)
•
Conserved over 66,000 kiloliters of water annually by deploying robotic cleaning of solar panels
•
ReNew India’s main office is a certified green building

• We have been recognized as among the best employers in the Energy, Oil & Gas category by Great Place to Work in fiscal year 2021

• Our social responsibility programs have impacted over 650,000 people across 10 states and covering over 250 villages in India

• ReNew has a board level ESG Committee • We have released our first Sustainability Report

Corporate Social Responsibility

We are committed to promoting inclusive growth and empowering communities through education and the provision of employment opportunities. To this end, we have implemented the ReNew India Initiative. The ReNew India Initiative is focused on three broad areas of community development: human, social and environmental capital. Our flagship programs under the ReNew India Initiative includes the following:

•
Lighting Lives: an initiative focusing on last mile electrification of schools with less than three hours of electricity through solar energy, thereby changing the education delivery and creating a force of young green ambassadors through clean energy advocacy.
•
ReNew Women India Initiative, or “ReWIN”: A socio-economic empowerment program to encourage rural women to become entrepreneurs through a self-help group model which creates additional employment opportunities for them.
•
ReNew Scholarship for Exceptional Talent, or “ReSET”: A program to identify talent from under privileged sections and provide a platform to develop their academic and extracurricular talent.
•
Community-based water management: A community-corporate based partnership to address the need for ensuring access to quality drinking water by the establishment of water filtration units in communities and schools.
•
Thought leadership: To scale up our interventions and create deeper impact, we launched our philanthropic arm the “ReNew Foundation” in the year 2018 to drive policy advocacy through various partnerships and programs.

During the COVID-19 pandemic, we supported the Government of India’s efforts towards providing relief to communities. We strengthened health infrastructure across rural and urban areas through initiatives such as establishing COVID care facilities, providing oxygen concentrators, distributing PPE kits to frontline workers, and providing ambulances to rural hospitals.

In recognition of our various corporate social responsibility efforts, we were awarded Special Commendation in CSR at the CSR Journal Excellence Awards 2021. We were also awarded the S&P Global Platts Corporate Social Responsibility Award in 2020 and the Stevie Award for CSR Program (silver category) of the Year in 2020. We also received awards for the initiatives we took in connection with the COVID-19 pandemic, such as the Stevie Award 2020–COVID-19 Relief Initiative (silver category) and the IHW Council Health Impact Award 2020 for COVID-19 Relief Project. In March 2021 we were named to the WEF’s Global Lighthouse Network, which recognizes companies using technologies to achieve environmentally sustainable, community supportive and profitable growth.

Government Regulations

Due to the industry and geographic diversity of our projects, our operations are subject to a variety of rules and regulations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures. Set forth below is a brief summary of some of the principal legislations governing our business.

Industry specific legislation

Electricity Act, 2003

The Electricity Act, 2003, or “Electricity Act,” is the central legislation which covers, among others, generation, transmission, distribution, trading and use of electricity. It governs the establishment, operation and maintenance of any electricity generating company and prescribes technical standards in relation to the connectivity of generating companies with the grid. As per provisions of the Electricity Act, generating companies are required to establish, operate and maintain generating stations, sub-stations and dedicated transmission lines. Further, the generating companies may supply electricity to any licensee or even directly to consumers, subject to obtaining open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and any other open access charges, as may be determined by the concerned electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

In accordance with Section 7 of the Electricity Act, a generating company may establish, operate and maintain a generating station without obtaining a license under the Electricity Act if it complies with the technical standards relating to connectivity with the grid prescribed under clause (b) of Section 73 of the Electricity Act.

Under the Electricity Act, the State Electricity Regulatory Commissions, or “SERCs,” are required to promote co-generation and generation of electricity from renewable sources of energy and sale of electricity to any person from sources other than the incumbent distribution licensee under the provisions of open access. The Electricity Act further requires the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which has been implemented in the form of renewable purchase obligations, or “RPOs.”

Additionally, the Electricity Rules, 2005, or the “Electricity Rules,” also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. In case of a generating station owned by a company formed as a special purpose vehicle, the electricity required to be consumed by captive users is to be determined with reference to such unit or units identified for captive use and not with reference to the generating station as a whole, and equity shares to be held by the captive users must not be less than 26% of the proportionate equity interest of the company related to the generating unit or units identified as the captive generating plant.

The Ministry of Power introduced the Electricity Act (Amendment) Bill, 2020, or “Amendment Bill,” to amend the Electricity Act to promote the generation of electricity from renewable sources of energy. The Ministry of Power also introduced Electricity (Rights to Consumers) Rules, 2020, or the “2020 Electricity Rules,” to empower consumers of electricity and confer rights upon the consumers to be entitled to reliable services and quality electricity. The 2020 Electricity Rules proposes to introduce, inter alia, installation of smart or pre-payment meter. Further, the Rules intend to ensure the availability of 24x7 power to all the consumers with some exceptions for lower hours that the relevant State Electricity Regulatory Commission may specify for certain categories of consumers and introduces robust grievance redressal mechanism to be introduced by the distribution licensees.

Tariff Determination

Under the Electricity Act, the appropriate commission is empowered to determine the tariff for the supply of electricity by a generating company to a distribution licensee. The appropriate electricity regulatory commission is guided by certain principles while determining the tariff applicable to power generating companies which include, among other things, principles and methodologies specified by the Central Electricity Regulatory Commission, or the “CERC,” for tariff determination, safeguarding consumer interest and other multiyear tariff principles laid down by the implementation of the National Electricity Policy, or the “NEP,” the Tariff Policy and the National Tariff Policy, 2016, or the “NTP 2016”; and, tariff may also be determined through the transparent process of bidding in accordance with the guidelines issued by the Government of India.

National Tariff Policy, 2016

The Government of India notified the Tariff Policy on January 6, 2006, or the “Tariff Policy 2006,” under Section 3 of the Electricity Act, to ensure availability of electricity to consumers at reasonable and competitive rates, financial viability of the sector and to attract investment, promote transparency, consistency and predictability in regulatory approaches across jurisdictions and minimize perceptions of regulatory risks and promote competition and to guide CERC and the SERCs in discharging their functions. The Tariff Policy 2006 has now been replaced with the NTP 2016.

In exercise of the powers conferred under Section 3 of the Electricity Act, the Government of India has notified the revised tariff policy to be applicable from January 28, 2016. The objectives of NTP 2016, inter alia, include:

(ii)
ensuring financial viability of the power sector and attract investments;
(iii)
ensuring availability of electricity to consumers at reasonable and competitive rates;
(iv)
promoting generation of electricity from renewable power sources; and
(v)
promoting hydroelectric power generation.

The NTP 2016 has removed the ambiguity on applicability of the RPOs on co-generation as it has been clarified that co-generation from sources other than renewable sources shall not be excluded from the applicability of the RPO. NTP 2016 specifies that an existing coal or lignite based generating station may choose to add additional renewable energy capacity and generation from such renewable energy capacity may be bundled with its thermal generation for the purpose of sale. In case an obligated entity procures such bundled power, then the SERCs will consider the obligated entity to have met the RPO to the extent of power bought from such renewable energy generating stations.

Further, to encourage the faster capacity renewable power sector, the Ministry of Power has granted a waiver of inter-state transmission charges as follows:

(i)
Solar or wind energy generation set up by any person/entity. The power generated from such sources can be self-consumed or sold to any entity either through competitive bidding, power exchange or through a bilateral agreement;
(ii)
Electricity from solar and/or wind sources used by Hydro Pumped Storage Plant (PSP) and Battery Energy Storage System (BESS) projects and subject to the following conditions: (a) at least 51% of the annual electricity requirement for pumping of water in the Hydro PSP is met by use of electricity generated from solar and/or wind power plants; and (b) at least 51% of the annual electricity requirement for charging of the BESS is met by use of electricity generated from solar and/or wind power plants;
(iii)
Electricity generated / supplied from such Hydro PSP and BESS power plants as mentioned in (ii) above;
(iv)
For trading of electricity generated/supplied from solar, wind and sources mentioned in (ii) and (iii) above, in Green Term Ahead Market (GTAM) and Green Day Ahead Market (GDAM) before June 30, 2025;
(v)
For Green Hydrogen production plants commissioned before June 30, 2025, i.e. hydrogen produced using the electricity produced from solar, wind and sources mentioned in (ii) and (iii) above. This waiver shall be applicable for a period of 8 years from the date of commissioning of such hydrogen plant; and
(vi)
For power generated from solar and wind energy, as per RE bundling scheme issued by Ministry of Power on November 16, 2021.

Further, no transmission charges for use of Inter State Transmission System (ISTS) shall be levied, when solar and/or wind power from power plant situated at one thermal/hydro generating station is supplying to procurers of another generating station, of the same generating company, located at a different location.

NTP 2016 takes into account, among others, the certain factors such as return on investment, cost of debt and equity norms (for financing of future capital costs of projects, a debt to equity ratio of 70:30 to be adopted) in determining the tariff.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Wind and Solar Power

The Ministry of Power has issued guidelines on August 3, 2017 and December 8, 2017 for procurement of solar and wind power, respectively, through tariff based competitive bidding process, or the “Competitive Bidding Guidelines.” The Competitive Bidding Guidelines aim to enable the distribution licensees to procure solar and wind power at competitive rates in a cost-effective manner.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Round-The Clock Power from Grid Connected Renewable Energy Power Projects, complemented with Power from any other source or storage.

The Ministry of Power has issued guidelines on July 22, 2020 as amended on November 3, 2020 and February 5, 2021 to enable procurement of round-the-clock power by distribution companies from grid-connected renewable energy power projects, complemented with power from any source or storage, through tariff based competitive bidding process, and to facilitate addition to renewable energy capacity and fulfillment of renewable power obligation requirements of distribution companies. Pursuant to these guidelines, the renewable energy component generated under this program is eligible for renewable purchase obligation compliance. Further, the amendment dated February 5, 2021 has made it mandatory to include force majeure clauses in the PPAs as per the industry standards

Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017

CERC has announced the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2017, or the “Tariff Regulations 2017.” The tariff period under the Tariff Regulations 2017 is required to be considered from the date of commercial operations of the renewable energy stations. The Tariff Regulations 2017 further lay down the criteria which should be taken into consideration by CERC while determining the tariff for the sale of electricity generated from renewable sources.

Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020

CERC notified the Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020, or the “Tariff Regulations 2020,” on June 23, 2020. These regulations came into force from July 1, 2020 and shall remain effective till March 31, 2023, unless reviewed earlier or extended by CERC. Under the Tariff Regulations 2020, CERC has specified certain parameters for determination of tariff for new sources of renewable energy such as floating solar project, renewable hybrid energy project and renewable energy project with storage in addition to those covered in past tariff regulations. In case of renewable energy projects for which generic tariff has to be determined as per these regulations, it will be done through a tariff order at least one month before the commencement of the year for each year of the control period, which is from July 2020 to March 2023. The other tariff, which is project specific, shall be determined by the CERC on a case to case basis for, among others, solar PV power projects, floating solar projects, solar thermal power projects, wind power projects, renewable hybrid energy projects and renewable energy with storage projects.

National Electricity Policy, 2005

The Government of India notified the National Electricity Policy, or “NEP” on February 12, 2005, under Section 3 of the Electricity Act. The key objectives of the NEP, among others, are stipulating guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders, keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources and energy security issues.

Further, NEP emphasizes the need to promote generation of electricity based on non-conventional sources of energy. The NEP provides that SERCs should specify appropriate tariffs to promote renewable energy (until renewable energy power projects relying on non-conventional technologies can compete within the competitive bidding system). SERCs are required to specify percentages of the total consumption of electricity in the area of a distribution licensee that progressively increase the share of electricity generated from renewable sources. Furthermore, the NEP provides that such purchase of electricity by distribution companies should be through competitive bidding.

The Government of India has released draft of National Electricity Policy, 2021 and sought comments from the stakeholders. Once implemented, the draft National Electricity Policy aims at achieving the following objectives, among others: (a) promotion of clean and sustainable generation of electricity; (b) development of adequate and efficient transmission systems; (c) revitalization of electricity distribution companies of India (“DISCOMs”); (d) development of efficient markets for electricity; (e) supply of reliable and quality power in line with specified standards in an efficient manner; (f) move towards light-touch regulation; and (g) promotion of manufacturing goods and services in India in the generation, transmission and distribution segments of the power sector under the Make in India initiative and Atmanirbhar Bharat Abhiyan (self-reliance scheme).

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010, or “Grid Code”

The CERC in these regulations, as amended from time to time, has laid down the rules, guidelines, and standards to be followed for planning, developing, maintaining and operating the power systems, in the most secure, reliable, economic and efficient manner. These regulations have been amended to require the wind and solar power generators to forecast and schedule their power generation on a day ahead basis. Further, the Grid Code provides a “must-run” status to all solar and wind power plants and exempts such power plants from “merit order dispatch” principles.

Guidelines for Development of Onshore Wind Power Projects, 2016, or “MNRE Guidelines”

The Ministry of New and Renewable Energy, or “MNRE,” initially issued guidelines for orderly growth of the wind power sector, which were subsequently revised from time to time. These guidelines aim to facilitate the development of wind power projects in an efficient and cost-effective manner.

Revised Guidelines for Wind Power Projects, or “Wind Power Guidelines”

To ensure quality of wind farm projects and equipment, MNRE introduced the Wind Power Guidelines which were revised and addressed to the erstwhile State Electricity Boards, state nodal agencies and financial institutions such as Indian Renewable Energy Development Agency Limited, or “IREDA.” The Wind Power Guidelines provide for, inter alia, proper planning, selection of quality equipment and implementation, performance and monitoring of wind power projects.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, the Electricity Act and the Tariff Policy require the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. RPOs are required to be met by obligated entities (distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by renewable energy power producers such as the Group, or by purchasing renewable energy certificates, or “RECs.” In the event of default by an obligated entity in any financial year, the SERC may direct the obligated entity to pay a penalty or to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of RECs.

Generation Based Incentive Scheme, or “GBI Scheme”

To encourage generation from wind energy projects, MNRE notified the GBI Scheme for grid connected wind power projects on December 17, 2009 which is currently applicable to the wind power projects which were commissioned and registered under the GBI Scheme during period commencing from the date of the aforementioned notification and up to March 2017. GBIs under the GBI Scheme are available for the wind power projects selling electricity to the grid and captive wind power projects but exclude wind power projects that undertake third-party sales. Only those wind power projects which sell electricity at the tariff announced by SERCs and/or state governments are eligible for benefits under the GBI Scheme. The objective of the GBI Scheme is to (i) broaden the investor base; (ii) incentivize actual generation with the help of generation/outcome based incentives; and (iii) facilitating entry of large independent power producers and foreign direct investment in the Indian wind power sector. Under the GBI Scheme, generation-based incentives are available for a minimum period of four years and maximum period of 10 years.

Ujwal Discom Assurance Yojana, or “UDAY”

UDAY is a scheme formulated by the Ministry of Power, Government of India, vide office memorandum dated November 20, 2015. It provides for the financial turnaround and revival of DISCOMs. The scheme is applicable only to state-owned DISCOMs including combined generation, transmission, and distribution undertakings.

The various state governments, their respective DISCOMs and the Government of India have entered into agreements which stipulate responsibilities of the entities towards achieving the operational and financial milestones under the scheme. One of the features of this scheme is that the States have agreed to take over 75% of the debt of the DISCOMs as of September 30, 2015 over a period of two years–50% of the DISCOMs’ debt in 2015-16 and 25% in 2016-17 as per the mechanism provided for in the scheme.

National Solar Mission, or “NSM”

NSM was approved by the Government of India on November 19, 2009 and launched on January 11, 2010. The target for solar deployment was enhanced to 100 GW of solar power in India by 2022. The target principally comprises 40 GW rooftop solar power projects and 60 GW large and medium scale grid connected solar power projects. In addition, the Government of India on March 22, 2017 sanctioned the implementation of a scheme to enhance the capacity of solar parks from 20,000 MW to 40,000 MW for setting up at least 50 solar parks each with a capacity of 500 MW and above by 2019-2020, which was further extended to 2021-2022.

Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008, or the “CERC Open Access Regulations”

The CERC Open Access Regulations, as amended from time to time, for inter-state transmission provide for a framework which not only facilitates traditional bilateral transactions (negotiated directly or through electricity traders), but also caters to collective transactions discovered in a power exchange through anonymous, simultaneous competitive bidding by sellers and buyers. Applicable to short term open access transactions up to one month at a time, the emphasis of the CERC Open Access Regulations is on scheduling rather than reservation to ensure that the request of an open access customer is included in the dispatch schedules released by RLDCs. Further, certain types of transmission services by payment of transmission charges (to be levied in Indian Rupees per MWh) shall be available to open access customers based on the type of transactions, i.e., bilateral or collective. In addition to transmission charges, certain operating charges shall also be levied. The CERC Open Access Regulations enable entities connected to inter-state transmission as well as intra-state transmission and distribution systems to purchase power from a source other than the incumbent distribution licensee situated outside the relevant State.

Central Electricity Regulatory Commission (Grant of Connectivity, Long-term Access and Medium-term Open Access in inter-State Transmission and related matters) Regulations, 2009, or “CERC Connectivity & Access Regulations”

The CERC Connectivity & Access Regulations, as amended from time to time, provide a framework for granting connectivity, medium and long-term access to the inter-state transmission system, or “ISTS.” Any power generating station, including a captive generating plant or a bulk consumer, is authorized to seek connectivity, medium and long-term access to the ISTS in accordance with the provisions made under these Regulations. CERC Connectivity & Access Regulations identifies Central Transmission Utility, or “CTU” as the nodal agency for grant of connectivity. With respect to medium and long-term access to ISTS, CTU is mandated to frame procedures concurrent to the CERC Connectivity & Access Regulations covering all the aspects as envisaged in the CERC Connectivity & Access Regulations in detail. For grant of connectivity, wind and solar based projects are treated differently by CERC Connectivity & Access Regulations, as a separate set of procedures is framed for wind and solar projects safeguarding the interests of renewable energy projects and the transmission system owner.

Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020, or “CERC Transmission Charges Regulations 2020”

The CERC, pursuant to the notification dated May 4, 2020, has announced the CERC Transmission Charges Regulations 2020. As per the CERC Transmission Charges Regulations 2020, transmission charges and losses for the use of ISTS are not payable for solar power-based projects whose useful life has been commissioned during the period from July 1, 2011 to June 30, 2017. The CERC Transmission Charges Regulations 2020 has come into force from November 1, 2020 and has superseded the CERC Transmission Charges Regulations 2010. Pursuant to its orders dated September 30, 2016, June 14, 2017, February 13, 2018 and November 6, 2019, the Ministry of Power exempted wind and solar based generating projects commissioned until December 31, 2022, which were selling power to all entities including distribution companies for fulfillment of their RPO, from the applicability of ISTS transmission charges and losses for a period of 25 years from the date of commercial operation of such generation projects if such capacity has been awarded as per the competitive bidding guidelines notified by the Central Government. On August 5, 2020, the Ministry of Power, inter alia, extended applicability of such exemptions until June 30, 2023.

Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2014, or “F&S Regulations”

The CERC in these regulations has laid down rules guidelines and standards for maintaining grid discipline and grid security as envisaged under the Grid Code through the commercial mechanism for Deviation Settlement through withdrawal and injection of electricity by the users of the grid including wind and solar based plants connected to an interstate transmission network. The wind and solar generators connected to interstate transmission networks are required to provide a daily generation schedule by 15-minute time blocks. The schedule may be revised by giving advance notice to the relevant Regional Load Despatch Centre. Any deviations between actual generation with respect to the schedule generation in the 15-minute time block is liable to attract commercial charges as per the formula prescribed in the F&S Regulations.

Renewable energy certificates, or “RECs”

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2022, or the “REC Regulations,” on May 9, 2022, which superseded the REC Regulations, 2010, which were in force on March 31, 2022. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Despatch Centre as the central agency to perform the functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfillment of RPOs by the distribution utilities/consumers.

National Wind-Solar Hybrid Policy, or “Hybrid Policy”

MNRE announced the Hybrid Policy on May 14, 2018, with an aim to encourage renewable power generation and promote new projects as well as hybridization of the existing wind and solar projects. The policy was amended on August 13, 2018. The main objective of the Hybrid Policy is to provide a framework for promotion of large grid connected wind-solar photovoltaic hybrid systems for optimal and efficient utilization of transmission infrastructure and land, reducing the variability in renewable power generation and achieving better grid stability.

The implementation of wind solar hybrid systems will be/was on the basis of different configurations and use of technology. The Hybrid Policy mandates the Central Electricity Authority and the CERC to formulate necessary standards and regulations for wind-solar hybrid systems.

Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020, or “Hybrid Projects Guidelines”

Pursuant to the Hybrid Policy, a scheme was introduced on May 25, 2018 for setting up of 2500 MW of wind-solar hybrid power projects at a tariff discovered through competitive bidding. The Hybrid Projects Guidelines dated October 14, 2020 issued by MNRE provides a framework for procurement of electricity from ISTS grid connected wind-solar hybrid power projects and facilitates transparency and fairness in procurement processes. Further, power purchase agreements, or “PPAs,” entered into pursuant to these guidelines shall not have a term lesser than 25 years from the COD.

Integrated Day Ahead Market

Pursuant to a notification dated March 24, 2021, the Ministry of Power, India, an integrated day-ahead market, or “Integrated DAM”, is expected to be launched at the power exchanges with separate price formation for power generated from renewable energy and conventional power. According to this notification, the proposed market structure should allow the buyer to meet the RPO target by dire power from the exchange. The notification is proposed to be implemented by June 30, 2021.

Amendments to the guidelines for tariff-based competitive bidding process for procurement of Round-The-Clock (RTC) power from grid-connected renewable energy (RE) power projects, complemented with power from any other source or storage

The amendments were notified by the Government of India in February 2022 and provide that the bidding evaluation parameter will be the weighted average levelized tariff per unit supply of RTC power. The bidder will be selected on the basis of least quoted weighted average levelized tariff. As per the amendments, if the allocated quantum of power to the bidder is less than the total quantum of power to be contracted, capacity allocation will be on the basis of filling capacity by bidder until the tendered capacity is fully exhausted, compared to the previous system wherein the remaining qualifying bidders (except the lowest cost bidder) were asked to match the tariff of the lowest cost bidder.

Guidelines for Procurement and Utilization of Battery Energy Storage Systems as part of Generation, Transmission and Distribution Assets, along with Ancillary Services

The guidelines were notified by the Government of India in March 2022 and aim to facilitate the procurement of battery storage systems to be utilized either in combination with renewable energy or as a standalone asset. These guidelines will also play a critical role in achieving the nation’s renewable energy and decarbonization goals. Business opportunities identified by the Ministry of Power in this space include BESS coupled with RE and with transmission infrastructure and storage for distribution and ancillary services.

Revised Scheme for Flexibility in Generation of Thermal/Hydro Power Stations through Bundling with Renewable Energy and Storage Power

A revised scheme was notified by the Government of India in April 2022. The revisions provide flexibility in generation and scheduling of power from thermal/hydro plants through bundling with renewable energy. This reduces the cost of power and helps distribution companies to meet renewable purchase obligations for distribution licensees to meet a certain minimum quantity of their power requirement from renewable sources.

State Level Policies and Guidelines for Promotion and Establishment of Renewable Energy Projects

In addition, projects developed by the SPVs in various states are subject to state level policies. Various states in India have from time to time announced administrative policies and regulations in relation to solar and wind power projects and related matters. Typically, these state policies are framed by nodal agencies responsible for development of renewable energy and energy conservation in the respective states. These policies provide for, among others, the incentives of setting up of wind and/or solar power projects in the relevant states, procedures and approvals required for setting up of wind and solar power projects within the state, regulation of grid integration, connectivity and security, and tariff determination. These state-specific policies and regulations have material effects on our business as PPAs between project developers and state offtakers are entered into in accordance with the applicable state policies and regulations. Accordingly, these PPAs are standard form contracts and the project developers have no flexibility in negotiating the terms of the PPAs. The majority of our solar power plant generation occurs in States of Karnataka, Madhya Pradesh, Andhra Pradesh, Gujarat and Maharashtra. Some key regulations applicable in these states are described below.

Rajasthan

The Rajasthan Renewable Energy Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Rajasthan.

The Government of Rajasthan notified the Rajasthan Wind and Hybrid Energy Policy, 2019 which came into effect from December 18, 2019 and will remain in force until superseded by another policy. The Rajasthan Wind and Hybrid Energy Policy, 2019 is aimed at achieving 2,000 MW of wind power capacity and 3,500 MW of wind-solar hybrid power projects in Rajasthan by 2024-25. In addition, this policy also aims to promote development of wind and wind-solar hybrid power projects aimed at captive consumption and sale to third parties within and outside Rajasthan, and further enable fulfillment of the RPO of the distribution companies (as determined by the Rajasthan Electricity Regulatory Commission).

The Government of Rajasthan has formulated the Rajasthan Solar Energy Policy, 2019 which has come into effect on December 18, 2019 and will remain in force until superseded or modified by another policy. The Rajasthan Solar Energy Policy, 2019 aims for the state of Rajasthan to be a major contributor for achieving the national target of 100 GW capacity of solar energy as a part of the global commitment. All such power projects have been considered to be eligible industries under schemes administered by the Industries Department of Government of Rajasthan.

The Rajasthan Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters of Solar and Wind Generation Sources) 2017, or “RERC Forecasting Regulations,” were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the Grid Code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The state government of Karnataka has formulated the Karnataka Solar Policy which aims to harness a minimum of 6,000 MW by 2021 in multiple phases. The Karnataka Solar Policy provides incentives such as tax concessions under the Karnataka Industrial Policy 2014-2019 and central excise duty and customs duty exemptions. Solar projects are further exempt from obtaining consent from the Karnataka Pollution Control Board, which is otherwise required under the pollution control laws of the state of Karnataka.

The Karnataka Electricity Regulatory Commission (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015, or “KERC DSM Regulations,” were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the Grid Code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects. All wind and solar generating stations with installed capacity of 10 MW and above and 5 MW and above, respectively, fall under the purview of KERC DSM Regulations. Wind and solar power generators connected to the state grid forecast and schedule their power generation on a week ahead, day ahead and intra-day basis. The schedule by wind and solar generators may be revised by giving advance notice to the relevant State Load Despatch Centre. Depending upon the degree of variation from the schedule provided and actual generation in 15 minute time blocks, wind and solar generators are liable to pay/receive the charges for deviations as per the formula prescribed under the KERC DSM Regulations.

To better harness the RE potential of the state, Karnataka has notified a new RE policy for the period 2022-2027. This policy aims that in the next five years Karnataka will have 10 GW renewable power generation capacity. By 2027 the policy aims to have a share of 1 GW of energy produced from rooftop solar alone

Madhya Pradesh

The New and Renewable Energy Department of the Government of Madhya Pradesh is the nodal agency responsible for implementing various programs and policies of the Government of India and the Government of Madhya Pradesh for the renewable energy sector.

The Government of Madhya Pradesh implemented the Wind Power Project Policy, 2012, as amended, or the “MP Wind Policy.” The MP Wind Policy aims to promote wind energy as an additional and alternative source of energy and to encourage participation of the private sector to set up wind power based projects in Madhya Pradesh in order to efficiently tap the wind energy potential of around 5,500 MW available in Madhya Pradesh. Under this policy, certain incentives have been proposed to be granted including providing subsidies to distribution companies towards concessional wheeling charges of 4% of the energy injected as against the normal rate of prevailing energy wheeling charges, providing an exemption for 10 years from payment of electricity duty, and by providing an exemption from the payment of VAT and entry tax.

The Madhya Pradesh Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement Mechanism and Related Matters of Solar and Wind Generating stations) Regulations, 2018, or the “MPERC Forecasting Regulations,” were notified with an aim to facilitate grid integration of wind and solar energy generated in Madhya Pradesh while maintaining grid stability and security as envisaged under the State Grid Code and the Electricity Act, through forecasting, scheduling and a mechanism for the settlement of deviations by wind and solar based generators.

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The Government of Andhra Pradesh has issued the Andhra Pradesh Wind Power Policy, 2018, or “AP Wind Policy 2018.” The AP Wind Policy 2018 seeks to achieve capacity addition through wind power in the next five years in Andhra Pradesh. The main objectives of the AP Wind Policy 2018 are to encourage and develop wind power energy generation in Andhra Pradesh in order to garner investments for setting up manufacturing facilities and attracting private investment for establishment of large wind power projects. The AP Wind Policy 2018 will remain applicable until 2023, and wind power projects commissioned under the AP Wind Policy 2018 will be eligible for incentives for a period of 10 years from the date of commissioning.

The Government of Andhra Pradesh has issued Andhra Pradesh Solar Power Policy, 2018, or “AP Solar Policy 2018,” on January 3, 2019 superseding the Andhra Pradesh Solar Power Policy, 2015 due to the current trend of falling solar prices. Pursuant to AP Solar Policy 2018, the state government aims to achieve an addition to solar power capacity of minimum 5,000 MW in the next five years. The AP Solar Policy 2018 will remain applicable until 2023. The key incentives under this policy include deemed industry status for power generators under this policy and exemption from obtaining pollution control no-objection certificates; projects set up under state government solar parks are exempted from obtaining registration from the nodal agency.

The Andhra Pradesh Electricity Regulatory Commission Forecasting, Scheduling and Deviation Settlement of Solar and Wind Generation Regulations, 2017, or the “AP Forecasting Regulations,” apply to every wind and solar energy generator in Andhra Pradesh connected to the transmission network of the Transmission Corporation of Andhra Pradesh and/or the distribution network of the DISCOMs (including those connected through pooling stations) and supplying power to DISCOMs or to third parties through open access or for captive consumption through open access, and selling power within or outside the state.

Gujarat

The aim of the Gujarat Wind Power Policy has been to promote generation of power from clean and green sources of energy and to entail a more conducive investment framework in order to encourage more private sector participation for development of wind power projects. The Gujarat Energy Development Agency is the nodal agency for implementation of the Gujarat Wind Power Policy. Under the Gujarat Wind Power Policy, wind projects installed and commissioned during the operative period shall become eligible for the benefits and incentives declared under the policy for a period of 25 years from their date of commissioning or for the lifespan of the projects, whichever is earlier. The Gujarat Wind Power Policy imposes an obligation on every distribution licensee to purchase electricity from renewable sources in accordance with the relevant Gujarat Electricity Regulatory Commission orders.

The Gujarat Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters for Solar and Wind Generation Sources) Regulations, 2019 apply to every wind and solar power generator having combined installed capacity of 1 MW and above and connected to the state grid, whether independently or through pooling substations, and generating power whether for self-consumption or for sale within or outside the state.

The state government has also announced Gujarat Solar Power Policy, 2021 on December 29, 2020 to align the solar power policy generation in the state with expansion of India’s solar power generation goals. This policy shall remain effective until December 31, 2025 and all the solar power systems installed and commissioned during the period of this policy are entitled to the incentives offered under this policy for a period of 25 years from the date of commissioning. The key incentives offered under this policy include removal of restrictions on installed capacity, offering of power at pre-fixed prices by the self-owned systems, no transmission and wheeling charges exemption from cross subsidy and additional surcharges.

Telangana

The Telangana State Renewable Energy Development Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Telangana. The state government has issued Telangana Solar Power Policy 2015 to realize and harness the potential of solar power of the state and contributing long-term energy security to the state. This policy was effective for five years. The policy aims to incentivize usage of solar energy to generate electricity in the form of exempting electricity duty, 100% refund of VAT/SGST for all the solar power project inputs for a period of 5 years, and 100% refund of stamp duty for land purchased for development of solar power project.

The state government has also issued a Draft Wind Power Policy 2016 in order to harness the potential to generate wind power of the state by promoting public as well as private investment in wind power generation in the state, further contributing to long-term energy of the state by combining renewable with thermal power generation. Through this policy, the state government aims to generate power through wind energy through, inter alia, forming a wind policy cell for a single window clearance of applications, exempting the ceiling limit of Telangana Land Reforms (Ceiling on Agricultural Holdings) Act, 1973, exempting wheeling and transmission charges for captive use of power within the state, exempting electricity duty, refunding of VAT/SGST for a period of five (5) years and refund of stamp duty for the land purchased for wind power projects.

The Telangana State Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters of Solar and Wind Generation sources) 2018 apply to all wind and solar generators in Telangana connected to the intra state transmission system. These Regulations aim to facilitate integration of solar and wind generating stations while maintaining the stability of the grid.

Maharashtra

The Maharashtra Energy Development Agency is the nodal agency for promoting and developing the renewable energy in the state of Maharashtra. The state government issued a Comprehensive Policy for Grid connected Power Projects based on New and Renewable (Non-conventional) Energy Sources on July 20, 2015 to generate and promote electricity from projects based on renewable energy sources including solar, wind, bagasse or biomass co-generation, small and hydro and from agriculture, mineral, bio-medical, industrial waste. The state government also issued Unconventional Energy Generation policy in December 2020 to promote non-conventional source-based energy in the state. Pursuant to this policy, the state government intends to address power outage issues and pollution in the state due to rapid industrialization and urbanization.

In terms of this policy, a target for wind power projects of 5,000 MW was set, out of which 1,500 MW out of that would be developed for meeting renewable purchase obligation of distribution licensees. Such wind projects developed under this policy would be eligible to be registered as ‘industrial units’ with the industrial department of state government. Pursuant to this policy, solar power projects are provided with various incentives including private land owners could give their own land on a lease or rental basis for developing solar power projects; (b) exemption from obtaining approval from the State Pollution Control Board; (c) granting of open access by distribution licensees to the project developers opting for captive use or for third-party sale and; (d) exemption from levy of electricity duty for the first ten (10) years for solar power projects established for captive use.

The Maharashtra Electricity Regulatory Commission (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018, or the “MERC F&S Regulations,” apply to wind and solar energy generators in the state of Maharashtra connected to the intra-state transmission system and using the power generated for self-consumption or sale within or outside the State. In accordance with the MERC F&S Regulations, the power generators are required to pay a charge as specified in the MERC F&S Regulations for deviating from the generation specified in the schedule by State Load Despatch Centre from time to time. However, the MERC, in its order dated August 12, 2020, has directed a working group to undertake a detailed scrutiny of computation of state periphery charges in the deviation settlement mechanism bills and has stated that it shall decide further course of action with respect to the collection of such charges. Based on the suggestions made by the working group, MERC by its order dated April 19, 2021 deferred the applicability of state periphery charges until further directions and directed the working group to suggest the modality of determination of state periphery charges which may be considered by MERC at the time of review of MERC F&S Regulations.

Environmental Laws

The Central Pollution Control Board of India, or “CPCB,” a statutory organization established in 1974 under the Ministry of Environment, Forest and Climate Change, or “MoEF&CC,” is responsible for setting the standards for maintenance of clean air and water and providing technical services to the MoEF&CC.

CPCB has classified industrial sectors under the red, orange, green and white categories. The newly introduced white category pertains to those industrial sectors which are practically non-polluting, including solar power generation through photovoltaic cells, wind power projects of all capacities and mini hydroelectric power. In relation to the white category of industries, only intimation to the relevant State Pollution Control Board is required, and there is no requirement to obtain a consent to operate for this category. However, the pollution control laws in India are required to be adhered to subject to their applicability on the entities prescribed under the relevant legislations.

National Action Plan on Climate Change

The National Action Plan on Climate Change, or the “NAPCC,” issued by the Government of India in 2008 has recommended that the national renewable energy generation standard be set at 5% of total grid purchase and that it be increased by 1% each year for ten (10) years, with the option for the SERCs to set higher minimum percentages than 5%, to ensure that by 2020, 15% of the total power capacity is generated from renewable energy sources. NAPCC also recommends imposition of penalty under the Electricity Act in case of utilities falling short to meet their RPOs.

National Wind Mission

In order to boost electricity generation from on-shore and off-shore wind sources, ensure certainty for stakeholders and capacity building, the MNRE has formulated the National Wind Mission, which provides for, inter alia, single window clearance for wind energy projects, land allocation mechanisms, tariff and financing mechanisms.

Green Hydrogen Policy

The Green Hydrogen Policy was notified by the Government of India in February 2022 to provide clean fuel in India and reduce dependence on fossil fuels and also crude oil imports. The objective of the policy is also to ensure that India emerges as a hub for Green Hydrogen and Green Ammonia. The policy also promotes Renewable Energy generation as the basic element of producing green hydrogen.

The policy provides the following benefits:

•
Green Hydrogen / Ammonia producers may purchase renewable power from the power exchange or set up renewable energy capacity themselves or through any other, developer, anywhere.
•
Open access will be granted within 15 days of receipt of application.
•
The Green Hydrogen / Ammonia producer can bank up to 30 days of unconsumed renewable power with the distribution company and use it when required.
•
Distribution licensees can also procure and supply Renewable Energy to Green Hydrogen / Green Ammonia producers at concessional prices.
•
Inter-state transmission charges will be waived for a period of 25 years for Green Hydrogen and Green Ammonia projects commissioned before June 30, 2025.
•
Producers of Green Hydrogen / Ammonia and the renewable energy plant shall be given priority connectivity to the grid.
•
Renewable Purchase Obligations (RPO) will be granted as incentives to Green Hydrogen/Ammonia producers and distribution licensees for consumption of renewable power.
•
Green Hydrogen / Green Ammonia producers will be allowed to set up bunkers near ports for storage of Green Ammonia for export / shipping use.

C.
Organizational Structure

The following diagram depicts the simplified organizational structure of ReNew Global as of the date hereof. Percentages refer to voting power of the ordinary shares held by the respective shareholders or shareholder groups.

(1)
Includes CPP Investments and the Founder Investors

The significant indirect subsidiaries of ReNew Global are listed below. ReNew Global holds securities in these material subsidiaries through ReNew Power Private Limited.

Name	Country of Incorporation and place of Business Address	Nature of Business	Proportion of Ordinary shares held by ReNew Global
ReNew Power Private Limited	India	Renewable Energy	92.96%
ReNew Solar Power Private Limited	India	Renewable Energy	92.96%
ReNew Services Private Limited	India	Renewable Energy	92.96%

D.
Property, Plants and Equipment

We operate our business through a number of subsidiaries and branch offices, which are located in India. Our principal operational office is located at Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122 009, Haryana, India; and our registered office is located at 138, Ansal Chambers II, Bhikaji Cama Place, Delhi 110 066, India.

We also manage our operations through seven regional offices in the Indian cities of Bangalore, Hyderabad, Pune, Jaipur, Ahmedabad, Bhopal and Chennai and various site offices in India.

Our utility-scale wind energy projects are located on land we purchase from landowners or arranged by the OEMs/developer and on government revenue and forest land leased to OEMs/ developer or its developers from state governments and sub-leased to us. Our OEMs/developer acquire land for our turnkey projects either directly from landowners or by entering into long-term leases (with respect to government revenue or forest land) with state governments. For a discussion of the related risks see the section titled “Risk Factors – The growth of our business depends on developing and securing rights to sites suitable for the development of projects.” under Item 3.D.

The terms of our leases with state governments typically range from 20 to 30 years. To the extent we sub-lease such land from OEMs/developer, the term of such sub-leases will be for the remaining duration of the lease period under the relevant master lease agreement. Our solar energy projects are generally located on land purchased directly from landowners or arranged by the developer/land co-ordinator, except some of our projects which are located on government land or solar parks and for which we have entered into land use agreements with the state governments.

The table below provides an aggregate of our principal owned and leased properties as of March 31, 2022:

Type	Total Area	Owned Area	Leased Area	Government Land	Others (solar parks(2))
	(in acres(1))
Utility-scale wind energy projects	9,104	5,407	3,697		0
Utility-scale solar energy projects	27,783	12,881	12,809	45	2,048
Total	36,886	18,287	16,506	45	2,048

Notes:

(1)
One acre is 43,560 square feet.

(2)
Refers to land that has been subleased by the lessor, mostly the Government of India, to us for the construction of solar energy projects.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled “Key Information. — Risk Factors” under Item 3.D and elsewhere in this Report. Our audited consolidated financial statements as of March 31, 2022 and for each of the three years in the period ended March 31, 2022, discussed below have been prepared in accordance with IFRS as issued by the IASB.

A.
Operating Results

Management’s discussion and analysis of financial condition and results of operations

Overview

We are the largest utility-scale renewable energy solutions provider in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of March 31, 2022 we had a total commissioned capacity of 7.57 GW and an additional 3.12 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, hydro energy projects, utility-scale firm power projects and corporate energy projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply and storage services, as demonstrated in our recently awarded projects. Our projects are based on proven wind, solar and storage technologies, covered under long-term PPAs with creditworthy offtakers including central government agencies, public utilities (specifically state electricity utilities) and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as GSW, CPP Investments, Platinum Cactus, JERA and SACEF and public markets shareholders such as TT International Asset Management Ltd, BNP Paribas Asset Management UK Limited and BlackRock Investment Management (UK) Ltd and we are led by an experienced management team under the leadership of our Founder, Chairman and Managing Director, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 3.8 times from the year ended March 31, 2017 to March 31, 2022. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering grid parity wind, solar and hydro energy projects, against the backdrop of the Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to a diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 53,303 million in the year ended March 31, 2020 to Rs. 69,195 million in the year ended March 31, 2022.

Significant Factors Affecting the Group’s Results of Operations

Significant growth

We commenced operations in 2012 and our portfolio has grown from a 25.20 MW wind energy project in the state of Gujarat in India to approximately 150 renewable energy projects with a commissioned and committed capacity of 10.69 GW as of March 31, 2022 across ten states in India.

The table below sets forth additions to our commissioned capacity as of the dates indicated:

	Additions in commissioned capacity (MW)(1)
	As of March 31,
	2020		2021			2022
	Organic Growth	Acquisitions (1)	Organic Growth		Acquisitions (1)	Organic Growth		Acquisitions (1)
Utility-scale wind	295.50	—	345.60		—	189.40		—
Utility-scale solar	540.00	—	110.00	(2)	—	1536.67		260.00
Utility-scale hydro	—	—	—		—	—		99.00
Distributed solar	29.49	—	17.59		—	(117)	(3)	—
Total commissioned capacity	5,426		5,599			7,567

Notes:

(1)
Acquisitions are included under the commissioned capacity in the year of acquisition.
(2)
On October 31, 2020, we entered into a definitive agreement with Ayana Renewable Power Private Limited to sell our subsidiary, Adyah Solar Energy Limited that housed a 300 MW solar power project in the State of Karnataka and in February 2021, we completed the sale of the subsidiary and the project.
(3)
On October 4, 2021 (amended on January 18, 2022), we entered into a definitive agreement with Fourth Partner Energy to sell our entire distributed solar portfolio by transferring our 100% stake in ReNew Solar Energy Private Limited (“ReNew Solar”) along with its wholly owned subsidiaries and in January 2022, we completed the sale.

The increased scale and production of our project portfolio enables us to benefit from economies of scale and reduce the impact of project-specific risks. We expect to further increase our total commissioned capacity both organically and through acquisitions, and accordingly our results of operations in future periods will be affected substantially.

Power purchase agreements and tariffs

The majority of our revenue is attributable to units of power that we sell, and therefore our results of operations are affected by the tariffs we charge for the units of power that we sell. Almost all power generated from our projects is sold under long-term PPAs to central and state government agencies and public utilities, and private industrial and commercial off-takers. Our PPAs are generally structured in the following ways:

•
FiT. PPAs with FiT generally have an initial term of 25 years and in some instances a term of 13 to 20 years. The tariffs under these PPAs are fixed for the duration of the PPA by the relevant state electricity board in India. A customer typically purchases electricity generated at the capacity contracted at a fixed tariff under the PPA. As of March 31, 2022, projects with PPAs structured on the basis of FiT accounted for 24.7% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.
•
Bidding-based tariffs. The renewable energy landscape in India has moved away from FiT structure to an auction bidding structure for determining tariff. This uses a price discovery mechanism through which various power companies, like us, bid for a tariff rate and the lowest bidder wins the contract. As a result of this competitive bidding process, offtakers are able to procure electricity at lower tariffs. PPAs with bidding-based tariffs have an initial term of 25 years with tariffs generally fixed for the entire duration of the PPA. As of March 31, 2022, projects with PPAs structured on the basis of bidding-based tariffs accounted for 69.4% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.
•
Bilaterally agreed tariffs. Bilaterally agreed tariffs are provided for in PPAs with commercial and industrial customers, including group captive, open access and other third-party consumers. These PPAs have an initial term ranging from 8 to 25 years. As of March 31, 2022, projects with PPAs structured on the basis of bilaterally agreed tariffs accounted for 5.9% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.

For further details on our PPAs, see section titled “Business Overview — Power purchase agreements” under Item 4.B.

In line with government policies, most Indian states have moved towards the competitive bidding model for determining tariffs, which has led to a decrease in tariff rates as the lowest bidder wins the project. Although tariff rates vary from state to state, tariffs have declined significantly for both wind and solar energy power over the years, and our ability to estimate costs and competitively bid for projects will affect our results of operations.

Our results of operations are also impacted by the ability and willingness of our customers to fulfill their contractual obligations under the relevant PPA. In the past, we have experienced delays in receiving payments from state distribution companies. Non-payments or delays in payment under the PPAs could negatively impact our results.

Utilization of power generation assets

We regularly review a number of specific metrics, including the following key operating metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions. The following table represents amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years indicated:

	Year ended March 31,
	2020		2021		2022
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity(1)(GW)	3.24	2.18	3.59	2.01	3.78	3.69
Weighted average operational capacity(2)(GW)	3.11	1.88	3.31	2.16	3.66	2.78
Plant load factor(3) (%)	26.4%	22.3%	23.6%	22.8%	26.4%	23.3%
Electricity generated(4)(5) (kWh millions)	7,226	3,679	6,854	4,320	8,469	5,677
Revenue (6) (7) (Rs. million)	31,800	16,598	29,411	18,737	33,861	24,060

Notes:

(1)
Commissioned capacity refers to capacity of projects for which a commissioning certificate has been issued and which have already started commercial operations and/or we supply power to offtakers (at the end of the reporting period).
(2)
Weighted average operational capacity is calculated as electricity generated divided by the plant load factor and weighted by number of days for the reporting period.
(3)
Plant load factor is the ratio of the actual output of all our wind and solar power projects over the reporting period to their potential output if it were possible for them to operate indefinitely at full rated capacity. The plant load factor is not the same as the availability factor. The variability in our plant load factor is a result of seasonality, cloud covers, fluctuations in wind currents, climate conditions, equipment efficiency losses, breakdown of our transmission system and grid availability. It indicates effective utilization of resources. Higher plant load factor at a project site indicates increased electricity generation.
(4)
Electricity generated represents the actual amount of power generated by our wind and solar energy projects over the reporting period and is the product of plant load factor during the reporting period and the average megawatts.
(5)
Electricity sold is approximately 4% lower than the electricity generated as a result of electricity lost in transmission or due to power curtailments.
(6)
Revenue from the sale of power constitutes 99% of our revenue for the years ended March 31, 2020, 2021 and 2022.
(7)
Includes an unallocable amount which refers to income allocable to management shared services that we provide under our joint venture agreements with our joint venture partners.

Our results of operations also depend on the utilization of our power generation assets, which largely depends on wind and solar resource availability, grid availability and equipment availability.

•
Wind and solar resource availability. Weather conditions can have a significant effect on our power generation activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. Variations in wind conditions occur as a result of fluctuations in wind currents on a daily, monthly and seasonal basis and, over the long-term, as a result of more general changes in the climate. In particular, wind conditions are generally tied to the monsoon season in India. The monsoon season in India runs from May to September (high wind months) and we generate a majority of our annual wind energy production during this period. Unfavorable wind conditions during the monsoon season could adversely affect production levels and our revenues. Unlike wind resources which are concentrated in specific regions and sensitive to the monsoon season, solar power generation, which also subject to factors such as monsoon conditions, is generally viable across India throughout the year as India ranks among the highest irradiation receiving countries in the world. The profitability of our energy projects also depends on the accuracy of the observed wind and solar conditions at our project sites based on long-term averages of available resource data during the project development phase. Actual wind conditions may not conform to the measured data in resource assessment studies. In addition, climate conditions may be adversely affected by nearby objects, such as buildings, other large-scale structures or wind turbine generator systems, developed later by third parties. Furthermore, components of our systems, such as solar module panels and inverters, could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity.

•
Grid availability. While we carefully evaluate evacuation infrastructure and grid availability as part of our project evaluation process, the dispatch and transmission of the full output of our renewable energy assets may be reduced due to transmission limitations or interruptions. These are caused by, among other things, the non-availability of the external grid, curtailment due to evacuation constraints, fluctuating voltages, stoppages ordered by government and local authorities and force majeure events including natural disasters. We may have to stop producing electricity, or reduce production, during the periods when electricity transmission is curtailed due to grid congestion or other grid constraints.
•
Equipment availability. The number and length of planned outages undertaken in order to perform necessary inspections and testing to comply with industry regulations and to permit us to carry out any maintenance activities can also affect our operating results. When possible, we try to schedule the timing of planned outages during the months with relatively low wind velocity. Unplanned outages caused by equipment malfunction, mechanical failure or damage to evacuation infrastructure could negatively affect our operating results. To manage malfunctions and to enable our projects to perform at desired levels, we undertake regular maintenance of our equipment. We seek to mitigate the risks of equipment failure by monitoring the performance of our wind and solar energy projects from a central and state monitoring centers on a continuous basis, reviewing real time data on actual energy generation at each site and addressing any anomalies.

Project costs and capital expenditure

The price of wind turbines, solar module panels and other equipment for our projects have a direct impact on our results of operations through finance costs and depreciation expenses. Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. However, other factors may cause the price of such equipment to increase. For example, the Government of India in February 2021 announced that it would impose higher import duties (including anti-dumping and safeguard duties) on solar module panels imported from certain countries outside India, causing our expenses to increase. We plan to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favorable terms with our OEM vendors. We may also engage in manufacturing our equipment that are subject to higher import duties to manage costs.

Our capital expenditure requirements comprise the development costs of our projects, including turbine purchase and installation costs, purchase of solar module panels and balance of plant components, labor costs, consultation and professional fees, interest accrued during construction and other project development costs, which include resource assessments, the cost to obtain permits and licenses and legal costs. Costs associated with repairs and maintenance of our projects which add to their useful lives are also included in our capital expenditure, while other operation and maintenance expenses are recorded in our statement of profit and loss as other expenses. Projects under construction typically are shown as capital work-in-progress and are capitalized into the carrying amount of property, plant and equipment when the projects are ready for use.

For more details on our capital expenditure requirements, see section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B.

Operation and maintenance expenses

We contract with wind turbine suppliers for the provision of comprehensive O&M services for our utility scale wind energy projects. The O&M services for our utility-scale solar energy projects are generally performed by our in-house O&M team and the services for our distributed solar energy projects are performed by third parties. We are increasing the portion of wind energy projects managed internally to allow more flexibility to directly operate and maintain the turbines, extend the existing agreements with suppliers or enter into new service agreements with other suppliers. Where we have outsourced O&M services, we proactively monitor vendor performance to ensure that projects are performing at expected generation levels.

For the years ended March 31, 2020, 2021 and 2022, our operation and maintenance expenses were Rs. 3,488 million, Rs. 3,935 million and Rs. 4,929 million, respectively, which represented 7%, 8% and 8% of our revenue for the respective periods. O&M expenses in typical solar and wind energy projects range from Rs. 0.25 million to Rs. 0.8 million per MW and Rs. 0.7 million to Rs. 1.2 million per MW, respectively, and typically escalate at a rate of 5% per annum. Our large project portfolio in India creates a homogeneous spread of operations allowing us to be more efficient with our O&M coverage. This also enables us to negotiate more favorable terms from a diversified basis of O&M service providers.

Financing Requirements

We operate in a capital-intensive industry. As a result, our ability to access cost-effective financing is crucial to our business. We access diversified pools capital, including equity, project finance and corporate debt, from a broad cross-section of investors, lenders and other capital providers. Our ability to access diversified pools of capital has enabled us to raise finance and refinance our projects regularly and on competitive terms to maximize our capital efficiency. While we expect to fund the construction and development of our projects with a combination of cash flows from operations, debt financings and equity financings, our ability to arrange for such financing remains subject to various factors, including those affecting the macroeconomic environment.

We seek to maintain a careful balance between our exposure to fixed and floating interest rate instruments. The level of our borrowings and our ability to obtain additional borrowings on the existing terms as well as any interest rate fluctuations and other borrowing costs, have had and will continue to have a material effect on our finance costs and consequently, our results of operations and financial condition. Our finance costs and fair value change in derivative instruments for the years ended March 31, 2020, 2021 and 2022 were Rs. 35,487 million, Rs. 38,281 million and Rs. 41,712 million, respectively. Our financing costs typically include interest expense on the loans and other debt we incur for financing our projects and for working capital requirements. As of March 31, 2022, we had Rs. 444,260 million of total borrowings (including CCDs of Rs. 1,213 million), comprising long-term interest-bearing loans and borrowings, short-term interest-bearing loans and borrowings and current maturities of long-term interest-bearing loans and borrowings. Our weighted average interest cost of borrowings (excluding letters of credit and buyer’s credit) for the years ended March 31, 2020, 2021 and 2022 was 9.94%, 9.69% and 9.62%, respectively. Rising interest rates could adversely affect our ability to secure financing on favorable terms and our cost of borrowings could, as a result, increase. We have and we intend to continue to regularly refinance our operational projects to extend repayment tenors, enhance borrowing limits and reduce our overall debt service requirements.

Government Policies and Initiatives

The principal market in which we operate is India. In order to boost wind-based capacity additions, the central Government of India is in the process of formulating certain policies and initiatives. However, we believe that the impact of each of these steps is expected to have an influence on the market only over the medium-term, and the effect of these policies could impact our financial condition and results of operations. For example, the Government of India introduced the Electricity Act (Amendment) Bill, 2020, which contemplates a national renewable energy policy to promote the generation of electricity from renewable energy sources. The Ministry of Power also introduced the Electricity (Rights to Consumers) Rules, 2020, or “2020 Electricity Rules” which provides consumers a right to reliable services and electricity and also requires the installation of smart pre-payment meters or pre-payment meters. The 2020 Electricity Rules intend to ensure the availability of power to all consumers on a 24/7 basis with some exceptions which may be specified by the state electricity regulatory commissions. Robust grievance redressal mechanism may also be introduced by the distribution licensees.

Similarly, the MNRE issued the National Wind-Solar Hybrid Policy in May 2018. The policy provides a framework for promotion of large grid connected wind-solar PV hybrid systems for efficient utilization of transmission infrastructure and land. The policy also focuses at reducing the variability in renewable power generation and achieving better grid stability. Moreover, it aims to encourage new technologies, methods and way outs involving combined operation of wind and solar PV plants. The policy provides for procurement of power from a hybrid project on tariff based transparent bidding process. It stipulates that all fiscal and financial incentives available to wind and solar power projects would also be made available to such projects. Further, the policy allows addition of battery storage in hybrid projects so as to reduce variability of output power and provide higher energy output. see section titled “Business Overview — Government Regulations” under Item 4.B.

Principal Components of the Group’s Profit and Loss Statement

Income

Revenue

Our revenue primarily comprises (i) sale of power, (ii) income from EPC services, (iii) sale of O&M and consultancy services and (iv) income from sale of RECs.

We generate substantially all of our revenue from the sale of electricity generated from our wind and solar energy projects. Revenue from the sale of power is dependent on the amount of power generated by each of our projects and is recognized on the basis of the number of units of power supplied multiplied by the tariff per kWh in the PPA, feed-in tariff policy or market rates, as applicable.

We also earn a small portion of our revenue from providing EPC services, operation and maintenance services, and the sale of RECs. Sale of operation and maintenance services represents revenue from operation and maintenance services provided to third-party customers. Sale from EPC services represents revenue from EPC services provided to third-party customers. Income from sale of RECs presents revenue from sale of RECs to state distribution companies and other private customers to fulfill their renewable energy purchase obligations.

For a description of each of these services see section titled “Business Overview” under Item 4.B.

Other operating income

Our other operating income refers to income from our operations other than those related to generation of power, and it includes (i) income from sale of carbon credits, which are the certificates issued for reduction of greenhouse emissions for the projects registered under Clean Development and Verified Carbon Standard mechanisms and (ii) income from leases to third parties for using our project sites and equipment.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments primarily includes interest income earned from cash deposits made at banks and fair value gain on derivative instruments. We use these deposits for our working capital requirements.

Other income

Our other income primarily includes income earned from GBIs and compensation for loss of revenue. GBIs are incentives earned from the Government of India for every unit of power supplied from our wind power projects to state offtakers.

Expenses

Our expenses primarily include other expenses, finance costs and fair value change in derivative instruments and depreciation and amortization. We also incur employee benefits expenses and expenses for raw materials and consumables used. Certain common group expenses, such as employee benefits expenses, are incurred centrally. These expenses are allocated to our project subsidiaries as shared management service costs. Expenses allocated to projects under construction are capitalized and form part of project costs. Expenses reported in the statement of profit or loss are net of amounts capitalized for projects under construction.

Raw materials and consumables used

Raw materials and consumables used represents expenses incurred towards procurement of items for EPC services provided to third-party customers.

These materials typically include generator, gear box, photo-voltaic modules, inverters, transformers and rafters. We typically recover these expenses from our EPC customers as we complete certain milestones under our EPC contracts with them.

Employee benefits expenses

Our employee benefits expenses include (i) salaries, wages and bonuses, (ii) contribution to provident and other funds, (iii) share-based payments, (iv) gratuity expenses and (v) staff welfare expenses, paid to our employees.

Depreciation and amortization

Depreciation and amortization are recognized using the straight-line method over the estimated useful life of our solar and wind power projects. Leasehold improvements related to our power projects are amortized over the shorter of the lease term or the underlying period of the PPA for that particular power project. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Other expenses

Our other expenses primarily comprise of O&M expenses, insurance expenses and legal and professional expenses. O&M services for wind energy projects and distributed solar energy projects are generally provided by third parties and for solar energy projects, the services are carried out in-house. Our contracts with third-party O&M providers are generally for a period ranging from five to 20 years, of which generally the first two or three years are provided free of charge for wind energy projects. We typically amortize O&M costs over the full contract period. In order to reduce our dependence on third-party O&M service providers and to reduce costs, we are increasingly moving towards providing services for our wind power projects in-house.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments primarily comprise interest expense on the loans and other debt we incur for financing our projects and for working capital requirements, option premium amortization and fair value loss on derivative instruments. See section titled “Liquidity and Capital Resources — Cash Flows Analysis — Indebtedness” under Item 5.B for more details on our financing arrangements.

Finance costs are capitalized during the construction phase of a project and are recorded in the statement of profit or loss once the project commences operations. We also incur unamortized ancillary borrowing costs that are written off during the fiscal year when the relevant loan is refinanced and if the terms of the new loans are substantially different from the refinanced loan.

Income tax expense

Our income tax expense consists of current and deferred income tax as applicable under Indian tax laws. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Current tax is computed based on taxable income as per Income tax law applicable in India. Deferred tax is provided using the asset-liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose at the reporting date.

Until the new tax regime was introduced in India in 2019, companies were required to pay a higher normal corporate tax of approximately 31.2% computed on taxable income or MAT of approximately 18.5% on book profits. In many instances we were paying MAT as some of our subsidiaries falling under higher normal tax were opting for tax holidays that are applicable for 10 consecutive years out of a 15-year period. The excess of MAT over normal tax was accounted as MAT credit which could be utilized in case normal tax is more than MAT.

Under the new tax regime that was announced in 2019, companies were given the option to pay only a lower normal corporate tax of 25.168% and are no longer required to pay MAT on profits. Some of our subsidiaries have opted for the new tax regime during the year ended March 31, 2020 and as a result we had to write off the MAT credit accumulated before the transition in the year ended March 31, 2020.

Results of Operations

The following table sets out selected financial data from our audited consolidated financial statements for the years indicated:

Consolidated Summary Statement of Profit or Loss

	For the year ended March 31,
Particulars	2020	2021	2022	2022
	(Rs. in millions)			(US$ in millions)

Income
Revenue	48,412	48,187	59,349	782
Other operating income	78	80	2,694	36
Finance income and fair value change in derivative instruments	2,179	3,354	2,013	27
Other income	2,634	2,870	5,139	68
Total income	53,303	54,491	69,195	912
Expenses
Raw materials and consumables used	530	426	324	4
Employee benefits expense	951	1,259	4,501	59
Depreciation and amortization	11,240	12,026	13,764	181
Other expense	5,665	7,582	9,925	131
Finance costs and fair value change in derivative instruments	35,487	38,281	41,712	550
Change in fair value of warrants	—	—	690	9
Listing and related expenses	—	—	10,512	139
Total expenses	53,873	59,574	81,428	1,073
Loss before share of profit of jointly controlled entities and tax	(570)	(5,083)	(12,233)	(161)
Share in loss of jointly controlled entities	(53)	(45)	—	—
Loss before tax	(623)	(5,128)	(12,233)	(161)
Income tax expense
Current tax	486	785	1,167	15
Deferred tax	1,714	2,091	2,797	37
Adjustment of current tax relating to earlier years	(42)	28	(69)	(1)
Loss for the year	(2,781)	(8,032)	(16,128)	(213)

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.

Segment information

We have primarily two reportable segments: (i) wind power and (ii) solar power. Our wind power segment reflects the revenue earned from our utility-scale wind energy projects in India and solar power segment reflects the revenue earned from our utility-scale and distributed solar energy projects in India. Other operations of the Group primarily include sale of electricity from Hydro power. These “Other” operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in the audited consolidated financial statements and therefore reported under “Others”. See Note 46 to our audited consolidated financial statements included in this Report for more information on our segments.

The following table presents selected segment financial information for the years presented:

	For the years ended March 31,
	2020				2021				2022
Particulars	Wind Power	Solar Power	Unallocable	Total	Wind Power	Solar Power	Unallocable	Total	Wind Power	Solar Power	Others	Unallocable	Total
	(in Rs. millions)
Revenue	31,800	16,598	14	48,412	29,411	18,737	39	48,187	33,861	24,060	1,428	—	59,349

	2022
Particulars	Wind Power	Solar Power	Ohers	Unallocable	Total
	(in US$ in millions)
Revenue	446	317	19	0	782

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.
(2)
Unallocable refers to income allocable to revenue from management shared services that we provided under our agreements with our joint venture partners in fiscal years 2020 and 2021. These entities became subsidiaries with effect from January 1, 2021 and hence there is no unallocable amount in fiscal year 2022.

Impact of COVID-19

We have continued our assessment of the likely impact on the general economic environment and the financial risks arising on account of the COVID-19 pandemic. Considering the fact that the disruptions caused by COVID-19 are now significantly reduced and that our business is categorized as an essential service by the Government of India, the management does not see any material risks to its operations or financial results on account of the COVID-19 pandemic.

Year ended March 31, 2022 compared to the year ended March 31, 2021

Total Income

While our total income increased by 27% to Rs. 69,195 million in the year ended March 31, 2022 from Rs. 54,491 million in the year ended March 31, 2021, our revenue increased from Rs. 48,187 million in the year ended March 31, 2021 to Rs. 59,349 million in the year ended March 31, 2022. This increase was primarily due to increase in capacity and higher wind plant load factors as a result of improved wind resource, compensation from loss of revenue and income from sale of carbon credits in the year ended March 31, 2022. Specifically, revenue from our wind power segment increased by 15% to Rs. 33,861 million in the year ended March 31, 2022, from Rs. 29,411 million in the year ended March 31, 2021. The principal reason for the increase was an increase in the plant load factor at our wind power projects from 23.6% in the year ended March 31, 2021 to 26.4% in the year ended March 31, 2022 as we experienced lower wind speeds in certain regions of India during the previous period due to climatic conditions in certain parts of India. As a result, electricity generated from our wind power plants increased by 24% from our wind power projects from 6,854 kWh in the year ended March 31, 2021 to 8,469 kWh in the year ended March 31, 2022, especially from projects that we typically earn a higher tariff per unit of electricity sold; and revenue from our solar power segment increased by 28% to Rs. 24,060 million in the year ended March 31, 2022 from Rs. 18,737 million in the year ended March 31, 2021, as the solar power generated from our solar power projects increase from 4,320 kWh million in the year ended March 31, 2021 to 5,677 kWh million in the year ended March 31, 2022, while the plant load factor remained largely constant at 22.8% and 23.3%, respectively, in the said periods. The principal reason for the increase was the commissioning of 110 MW solar power plant in the year ended March 31, 2021 which was operational for the entirety of the year ended March 31, 2021, commissioning of new solar power projects aggregating to 1,537 MW and acquisition of 260 MW solar projects during the year ended March 31, 2022.

Other operating income

Our other operating income increased to Rs. 2,694 million in the year ended March 31, 2022 from Rs. 80 million in the year ended March 31, 2021. The increase was due to income from sale of carbon credits.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments decreased by 40% to Rs. 2,013 million in the year ended March 31, 2022 from Rs. 3,354 million in the year ended March 31, 2021. The decrease is primarily because in the year ended March 31, 2021, we had recognized an income of Rs. 1,465 million on account of redemption and cancellation of the 2022 Masala Bonds (defined below) at a premium rate lower than we had provisioned.

Other income

Our other income increased to Rs. 5,139 million in the year ended March 31, 2022 from Rs. 2,870 million in the year ended March 31, 2021, primarily because of an increase in compensation for loss of revenue, income earned from GBI and reversal of excess provisions.

Expenses

Raw materials and consumables used

The cost of raw materials consumables used decreased to Rs. 324 million in the year ended March 31, 2022 from Rs. 426 million in the year ended March 31, 2021, due to decrease in EPC services provided to third-party customers for the year ended March 31, 2022.

Employee benefit expenses

Our employee benefits expense increased to Rs. 4,501 million in the year ended March 31, 2022 from Rs. 1,259 million in the year ended March 31, 2021, primarily due to Rs. 2,410 million expense as a result of additional share based payment expense pursuant to listing. Our employee benefit expenses also increased with an increase in salaries, wages and bonus paid to our employees as our employee headcount increased in the year ended March 31, 2022.

Depreciation and amortization

Our depreciation and amortization increased by 14% to Rs. 13,764 million in the year ended March 31, 2022 from Rs. 12,026 million in the year ended March 31, 2021, primarily due to an increase in our asset base resulting from an increase in projects commissioned and acquired in year ended March 31, 2022.

Other expenses

Our other expenses increased by 31% to Rs. 9,925 million in the year ended March 31, 2022 from Rs. 7,582 million in the year ended March 31, 2021, primarily due to an increase in legal and professional fees, O&M expenses and insurance expenses offset by decrease in impairment loss on assets of disposal group. The increase is in line with increase in operating capacity and certain investments for future growth.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 9% to Rs. 41,712 million in the year ended March 31, 2022 from Rs. 38,281 million in the year ended March 31, 2021, primarily due to interest expense on borrowings, amortization of option premium and loss on fair value changes on derivative instruments.

Income tax expense

Our income tax expense (comprising of current tax, deferred tax and adjustment of current tax relating to earlier years) increased by 34% to Rs. 3,895 million in the year ended March 31, 2022 from Rs. 2,904 million in the year ended March 31, 2021. Current tax represents MAT payable on profit making subsidiaries. Deferred tax is primarily on account of utilization of unabsorbed depreciation and losses.

Loss for the year

As a result of the foregoing, we incurred a loss of Rs. 16,128 million in the year ended March 31, 2022 compared to a loss of Rs. 8,032 million in the year ended March 31, 2021. The net loss included Rs. 11,202 million of charges related to listing on the Nasdaq and issuance of share warrants.

Year ended March 31, 2021 compared to year ended March 31, 2020

Total Income

While our total income increased by 2% to Rs. 54,491 million in the year ended March 31, 2021 from Rs. 53,303 million in the year ended March 31, 2020, such increase was partially offset by a decrease in the revenue from the sale of power which marginally decreased from Rs. 48,412 million in the year ended March 31, 2020 to Rs. 48,187 million in the year ended March 31, 2021. This decrease was primarily due to a decrease in the plant load factor at some of our wind power projects resulting in a decrease in the power generated at these power projects in the year ended March 31, 2021. Specifically,

•
revenue from our wind power segment decreased by 8% to Rs. 29,411 million in the year ended March 31, 2021, from Rs. 31,800 million in the year ended March 31, 2020. The principal reason for the decrease was a decline in the plant load factor at our wind power projects from 26.4% in the year ended March 31, 2020 to 23.6% in the year ended March 31, 2021 as we experienced lower wind speeds in certain regions of India during the period due to climatic conditions in certain parts of India. As a result, electricity generated from our wind power plants decreased by 5% from our wind power projects from 7,226 kWh in the year ended March 31, 2020 to 6,854 kWh in the year ended March 31, 2020, especially from projects that we typically earn a higher tariff per unit of electricity sold; and
•
revenue from our solar power segment increased by 13% to Rs. 18,737 million in the year ended March 31, 2021 from Rs. 16,598 million in the year ended March 31, 2020, as the solar power generated from our solar power projects increased from 3,679 kWh million in the year ended March 31, 2020 to 4,320 kWh million in the year ended March 31, 2021, while the plant load factor remained largely constant at 22.3% and 22.8%, respectively, in the said periods. The principal reason for the increase was the commissioning of a 569 MW solar power plant in the year ended March 31, 2020 which was operational for the entirety of the year ended March 31, 2021, and the commissioning of new solar power projects aggregating to 110 MW during the year ended March 31, 2021. Our total solar power capacity decreased from 2.18 GW in the year ended March 31, 2020 to 2.01 GW in the year ended March 31, 2021 primarily due to the sale of a 300 MW solar power project in February 2021. We however recognized revenue from the power sold from this solar power project in the year ended March 31, 2021 as the sale was completed towards the end of the fiscal year in February 2021.

Our income also increased with an increase in revenue from the sale of EPC services in the year ended March 31, 2021. This increase was primarily driven by an increase in EPC services provided to third-party customers during the year.

Other operating income

Our other operating income marginally increased by 3% to Rs. 80 million in the year ended March 31, 2021 from Rs. 78 million in the year ended March 31, 2020, primarily due to an increase in lease income as we leased our transmission lines to third-parties.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments increased by 54% to Rs. 3,354 million in the year ended March 31, 2021 from Rs. 2,179 million in the year ended March 31, 2020. In the year ended March 31, 2021 we redeemed and canceled the 2022 Masala Bonds (defined below) at a premium rate lower than we had provisioned for, resulting in finance income of Rs 1,465 million.

Other income

Our other income increased by 9% to Rs. 2,870 million in the year ended March 31, 2021 from Rs. 2,634 million in the year ended March 31, 2020, primarily because of an increase in compensation for loss of revenue, increase in miscellaneous income and write back of deferred purchase consideration payable offset by a decrease in GBIs on account of power plant load factor.

Expenses

Raw materials and consumables used

The cost of raw materials and consumables used decreased by 20% to Rs. 426 million in the year ended March 31, 2021 from Rs. 530 million in the year ended March 31, 2020, primarily due to a decrease in EPC services provided to third-party customers for the year ended March 31, 2020.

Employee benefits expenses

Our employee benefits expense increased by 32% to Rs. 1,259 million in the year ended March 31, 2021 from Rs. 951 million in the year ended March 31, 2020, primarily due to an increase in salaries, wages and bonus paid to our employees as our employee headcount increased during the year and increase in expenses related to share based expenses incurred for the buyback of vested options.

Depreciation and amortization

Our depreciation and amortization increased by 7% to Rs. 12,026 million in the year ended March 31, 2021 from Rs. 11,240 million in the year ended March 31, 2020, primarily due to an increase in our asset base resulting from an increase in wind and solar energy projects commissioned during the year and as some of the projects that were commissioned in the year ended March 31, 2020 were operational for the entirety of the year ended March 31, 2021.

Other expenses

Our other expenses increased by 34% to Rs. 7,582 million in the year ended March 31, 2021 from Rs. 5,665 million in the year ended March 31, 2020, primarily due to an increase in O&M expenses and insurance expense resulting from an increase in the number and capacity of projects commissioned and operational during the year and an increase in the number of projects we provide O&M services in-house. During the year we also disposed one of our subsidiaries which resulted in an impairment expense of Rs. 408 million for the first time in the year ended March 31, 2021.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 8% to Rs. 38,281 million in the year ended March 31, 2021 from Rs. 35,487 million in the year ended March 31, 2020, primarily due to an increase in interest expenses paid on term loans, senior secured notes and other loans to finance our new wind and solar energy projects and for working capital requirements. In addition, during the year ended March 31, 2020, we issued CCPS of Rs. 20,903 million to GSW, Platinum Cactus and CPP Investments through which we allotted an aggregate of 49,184,611 CCPS at a face value of Rs. 425 per share. Interest on CCPS interest was also accrued for the entirety of the year ended March 31, 2021 as the CCPS were issued during the year ended March 31, 2020 causing an increase in interest on CCPS by Rs. 1,131 million in the year ended March 31, 2021. Option premium amortization for hedging the U.S. Dollar exposure also increased to Rs. 1,773 million in the year ended March 31, 2021 from Rs. 1,119 million in the year ended March 31, 2020, as we started paying a premium for hedging our exposure to foreign exchange fluctuations under our senior secured notes in the year ended March 31, 2020.

Income tax expense

Our income tax expense (comprising current tax, deferred tax and adjustment of current tax relating to earlier years) increased by 35% to Rs. 2,904 million in the year ended March 31, 2021 from Rs. 2,158 million in the year ended March 31, 2020, primarily because of an increase in our deferred tax expense of Rs. 377 million as we had to write-off deferred taxes of Rs. 306 million which related to a subsidiary that we closed during the year. Our current tax also increased by Rs. 369 million with an increase in taxable profits of few of our subsidiaries.

Loss for the year

As a result of the foregoing, we incurred a loss of Rs. 8,032 million in the year ended March 31, 2021 from a loss of Rs. 2,781 million in the year ended March 31, 2020.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as total income (or total revenue) less (a) finance income and fair value change in derivative instruments, (b) raw materials and consumables used, (c) employee benefits expense, (d) other expenses, plus (e) share based payment expense and others related to listing. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

A reconciliation is provided below for EBITDA to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business. The following tables present our(loss)/profit for the year margin and a reconciliation of EBITDA to profit/ loss for the year, its most directly comparable financial measure calculated and presented in accordance with IFRS for the years indicated:

	For the year ended March 31,
Particulars	2020	2021	2022	2022
	(Rs. in millions)			(US$ in millions)
Total income	53,303	54,491	69,195	912
Less: Finance income and fair value change in derivative instruments	(2,179)	(3,354)	(2,013)	(27)
Less: Raw materials and consumables used	(530)	(426)	(324)	(4)
Less: Employee benefits expense	(951)	(1,259)	(4,501)	(59)
Less: Other expenses	(5,665)	(7,582)	(9,925)	(131)
Add: Share based payment expense and others related to listing	—	—	2,712	36
Adjusted EBITDA	43,978	41,870	55,144	727

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.

Cash Flow to Equity (CFe)

CFe is a non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative instruments, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad hoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

A reconciliation is provided below for CFe to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business. The following tables present a reconciliation of Adjusted EBITDA to CFe for the year, its most directly comparable financial measure calculated and presented in accordance with IFRS for the years indicated:

	For the year ended March 31,
Particulars	2020	2021	2022	2022
	(Rs. in millions)			(US$ in millions)
Adjusted EBITDA	43,978	41,870	55,144	727
Less: Share based payments expense (cash settled) and others	—	(681)	(940)	(12)
Add: Finance income and fair value change in derivative instruments	2,179	3,354	2,013	27
Less:- Interest paid in cash	(32,305)	(33,528)	(34,553)	(455)
Less:- Tax paid / (refund)	(1,854)	254	(3,087)	(41)
Less: Normalized loan repayment	(5,457)	(5,347)	(5,717)	(75)
Add:- Other non-cash items	—	769	27	0
Total CFe	6,541	6,691	12,888	170

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.

B.
Liquidity and Capital Resources

Overview

Our primary sources of liquidity have historically been equity investment by our shareholders, cash generated from operations, capital markets funding and a range of borrowing from banks and other financial institutions. Our ordinary course liquidity requirements relate to investments in existing and new projects and related capital expenditure, acquisitions, operation and maintenance of our assets, servicing of our debt, funding our working capital needs, and general corporate purposes.

We expect that cash generated from operations, funds raised in the capital markets and continued borrowings from banks and other financial institutions will continue to be our primary sources of liquidity. We evaluate our funding requirements periodically in light of our net cash flow from operating activities, the progress of our various projects, acquisition opportunities and market conditions. Changes in our operating plans, lower than anticipated electricity sales, increased expenses or other events may cause us to seek additional debt or financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future financings could result in the dilution of our existing shareholding. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this Report may also significantly impact our liquidity.

We believe that the expected cash to be generated from our business operations, our credit facilities and our project finance lines, will be sufficient to finance our working capital requirements for the next 12 months.

In order to fund expenses at the ReNew Global level, we may upstream cash from ReNew India subject to ReNew India complying with applicable regulatory and contractual (including borrowing-related) restrictions.

Cash Flows Analysis

Our summarized statement of consolidated cash flows is set forth below:

	For the year ended March 31,
Particulars	2020	2021	2022	2022
	(Rs. in millions)			(US$ in millions)
Net cash generated from operating activities	35,088	32,081	42,390	559
Net cash used in investing activities	(53,724)	(17,412)	(124,747)	(1,644)
Net cash generated from/(used in) financing activities	21,610	(7,079)	90,038	1,187
Net increase in cash and cash equivalents	2,974	7,590	7,681	101
Cash and cash equivalents at the beginning of the year	10,115	13,089	20,679	273
Effects of exchange rate changes on cash and cash equivalents	—	—	19	0
Cash and cash equivalents at the end of the year	13,089	20,679	28,379	374

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.

Net cash generated from operating activities

Our net cash generated from operating activities was Rs. 42,390 million in the year ended March 31, 2022. Our operating profit before working capital changes was Rs. 50,797 million in the year ended March 31, 2022. The changes in our working capital primarily consisted of (i) an increase in prepayments of Rs. 532 million, (ii) increase in other current liabilities of Rs. 1,401 million, (iii) an increase in trade payables of Rs. 2,241 million, (iv) an increase in trade receivables of Rs. 9,732 million, (v) decrease in contract liabilities of Rs. 109 million, (vi) an increase in inventories of Rs. 59 million, (vii) a decrease in other non-current financial assets of Rs. 1,921 million, (viii) increase in other current assets of Rs. 476 million, (ix) income tax paid of Rs. 3,087 million and (x) decrease in other non-current assets of Rs 106 million and (xi) decrease in contract liabilities of Rs. 109 million.

Our net cash generated from operating activities was Rs. 32,081 million in the year ended March 31, 2021. Our operating profit before working capital changes was Rs. 42,398 million in the year ended March 31, 2021. The changes in our working capital primarily consisted of (i) an increase in prepayments of Rs. 213 million, (ii) an increase in other current liabilities of Rs. 168 million, (iii) a decrease in trade payables of Rs. 555 million, (iv) an increase in trade receivables of Rs. 10,991 million due to increase in business, (v) increase in contract liabilities of Rs. 1,538 million (vi) a decrease in other current financial liabilities of Rs. 258 million, (vii) a decrease in other current financial assets of Rs. 476 million, (viii) an increase in other current assets of Rs. 674 million, (ix) an increase in inventories of Rs. 221 million and (x) income tax refund of Rs. 254 million.

Our net cash generated from operating activities was Rs. 35,088 million in the year ended March 31, 2020. Our operating profit before working capital changes was Rs. 43,593 million in the year ended March 31, 2020. The changes in our working capital primarily consisted of (i) an increase in prepayments of Rs. 995 million on account of option premium paid for hedging of foreign exchange exposure, (ii) an increase in other current liabilities of Rs. 274 million, (iii) an increase in trade payables of Rs. 697 million, (iv) an increase in trade receivables of Rs. 6,820 million due to increase in business, (v) an increase in other current financial liabilities of Rs. 31 million, (vii) an increase in other current financial assets of Rs. 407 million, (viii) a decrease in other current assets of Rs. 253 million, (ix) a decrease in other non-current assets of Rs. 206 million, and (x) income tax paid of Rs. 1,854 million.

Net cash used in investing activities

Our net cash used in investing activities was Rs. 124,747 million in the year ended March 31, 2022. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 89,830 million in connection with our increased operational capacity, investment in deposits having residual maturity more than 3 months (net) of Rs. 24,770 million, acquisition of subsidiaries, net of cash acquired of Rs. 15,929 million and loans given of Rs. 950 million partially offset by disposal of subsidiary of Rs. 4,765 million and interest received of Rs. 1,759 million.

Our net cash used in investing activities was Rs. 17,412 million in the year ended March 31, 2021. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 24,482 million in connection with our increased operational capacity, partially offset by interest received of Rs. 1,987 million, disposal of subsidiary, net of cash disposed of Rs. 3,597 million, redemption of deposits having residual maturity more than 3 months (net) of Rs. 1,448 million and government grant received of Rs. 26 million.

Our net cash used in investing activities was Rs. 53,724 million in the year ended March 31, 2020. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 39,299 million in connection with our increased operational capacity, purchase consideration paid (net of cash acquired) of Rs. 762 million for business combinations and investments in deposits having a residual maturity of more than three months of Rs. 15,868 million, partially offset by interest received of Rs. 1,932 million and sale of intangible assets by Rs. 219 million.

Net cash generated from/(used in) financing activities

Our net cash generated from financing activities was Rs. 90,038 million in the year ended March 31, 2022. This was primarily due to cash infused on account of the capital transaction involving issue of shares amounting to Rs. 67,978 million set off by cash paid amounting to Rs. 19,609 million to RPPL shareholders. Other transactions included, repayment of long-term interest-bearing loans and borrowings of Rs. 109,513 million, repayment of short-term interest-bearing loans and borrowings of Rs. 103,728 million, acquisition of interest by non-controlling interest in subsidiaries of Rs. 1,450 million, interest paid of Rs. 34,553 million, payment for acquisition of subsidiary’s interest from non-controlling interest of Rs. 737 million, payment made for repurchase of vested share options of Rs. 610 million, payment of lease liabilities (including payment of interest expense) of Rs. 295 million and shares pending cancellation of Rs. 1,315 million, offset by proceeds from long-term interest-bearing loans and borrowings of Rs. 192,905 million, proceeds from short-term borrowings of Rs. 98,044 million.

Our net cash used in financing activities was Rs. 7,079 million in the year ended March 31, 2021. This was primarily due to repayment of long-term interest-bearing loans and borrowings of Rs. 95,700 million, repayment of short-term interest-bearing loans and borrowings of Rs. 20,002 million, interest paid of Rs. 33,528 million, payment for acquisition of subsidiary’s interest from non-controlling interest of Rs. 1,516 million, payment made for repurchase of vested share options of Rs. 681 million, payment of lease liabilities (including payment of interest expense) of Rs. 248 million, partially offset by proceeds from long-term interest-bearing loans and borrowings of Rs. 125,204 million, proceeds from short-term borrowings of Rs. 18,779 million.

Our net cash generated from financing activities was Rs. 21,610 million in the year ended March 31, 2020. This was primarily due to proceeds from long-term interest-bearing loans and borrowings of Rs. 98,660 million, proceeds from short-term interest-bearing loans and borrowings of Rs. 34,808 million, proceeds from issue of CCPS of Rs. 20,903 million and proceeds from sale of subsidiary’s interest to non-controlling interest of Rs. 846 million, partially offset by repayment of long-term interest-bearing loans and borrowings of Rs. 55,429 million, repayment of short-term borrowings of Rs. 44,790 million, interest paid of Rs. 32,305 million and payment of lease liabilities (including payment of interest expense on lease liabilities) of Rs. 347 million and payment for acquisition of subsidiary’s interest from non-controlling interest of Rs. 736 million.

Indebtedness

Our borrowings at the project level are typically secured by a lien on the assets of the project to which they relate and a pledge of shares of the related project subsidiary. Our loan agreements generally contain covenants, including limitations on the use of proceeds and restrictions on indebtedness, liens, asset sales, investments, transfer or ownership interests and certain changes in business. These covenants may limit our subsidiaries’ ability to pay dividends or make loans or advances to us, subject to the lender’s waiver or consent.

The table below summarizes certain terms of our long-term interest-bearing loans and borrowings financing arrangements as of March 31, 2022:

Particulars	Amount outstanding	Nominal interest rate	Maturity
	(Rs. in millions)
Non-convertible debentures (1)	84,262	6.03% - 12.68%	August 2022- September 2034
Compulsorily convertible debentures (2)	1,213	8% - 11.00%	June 2026- September 2036
Term loans from banks(3)	63,819	2.81% - 9.60%	March 2023-June 2042
Term loans from financial institutions(4)	109,769	3.20% - 10.90%	September 2023-January 2044
Senior secured notes(5)	170,712	4.50% - 7.18%	September 2022-April 2027

Notes:

(1)
These debentures are secured by way of pari passu charge over the respective subsidiary’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances and loans and advances, present and future. Repayment terms are in the form of bullet payments, quarterly payments and half-yearly payments.
(2)
These debentures are issued to our joint venture partners, ReNew Mega Solar Private Limited and ReNew Solar Energy (Telangana) Private Limited. These debentures are compulsorily convertible into equity shares of ReNew India at a pre-determined conversion ratio of 1:1. These debentures do not carry any voting rights.
(3)
These loans are secured by a charge over all present and future immovable properties, movable assets, book debt, operating cash flows, receivables, commissions, revenue, all bank accounts and assignment of all rights, title, interests, benefits, claims etc. of project documents and insurance contracts of the respective subsidiary.
(4)
These loans are secured by a charge on immovable properties, tangible moveable assets, current assets and accounts. Further secured by way of assignment of all the rights, title, interest, benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond of the respective subsidiary.
(5)
We issue senior secured notes from time-to-time to finance our projects. Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets and further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond of the respective subsidiary. See section titled “Material Contracts — Description of Renew India’s Material Indebtedness” under Item 10.C for more details on our senior secured notes.

Capital Expenditure

Our principal capital requirements primarily include capital expenditures, towards expansion of capacities in existing businesses including bidding for and acquiring new wind and solar power projects and other ancillary business activities. We finance our capital expenditure requirements through external borrowings and internal cash flows.

We spent Rs. 39,299 million, Rs. 24,482 million and Rs. 89,830 million to purchase of property, plant and equipment, intangible assets and right of use assets, as per the cash flow statement of the respective periods, in the years ended March 31, 2020, 2021 and 2022, respectively. Our capital expenditures include expenditures on property, plant and equipment, capital work-in-progress and intangible assets. Our property, plant and equipment primarily include freehold land, building temporary structure, plant and equipment, office equipment, computers and furniture and fixtures. Projects under construction as of the balance sheet date are shown as capital work-in-progress. Our intangible assets primarily include computer software and customer contracts.

Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. We currently import equipment, mainly solar module panels, from China. To promote domestic growth and cut dependence on foreign supplies, the Government of India has imposed safeguard duties and also recently announced in March 2021, a basic customs duty of 40% on solar modules and 25% on solar cells imported from April 1, 2022. For our committed and commissioned projects, these costs are usually passed through to our customers under “change in law” provisions under our PPAs. We also plan to continue to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favorable terms with our OEM vendors. We also intend to engage in manufacturing solar cells and modules that are subject to higher import duties to manage costs. We are currently developing 1.1 GW solar cell and 3.3 GW solar module manufacturing facilities in the states of Rajasthan and Gujarat. The manufacturing plants are expected to be commissioned in phases over the next two fiscal years.

Contractual Obligations and Contingent Liabilities

In addition to payment obligations under borrowings, we also have continuing obligations to make certain payments. As of March 31, 2022, capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects aggregated to Rs. 16,740 million. We have made, and expect to continue making, substantial capital expenditures in connection with the construction and development of our projects.

As of March 31, 2022, we had the following contractual obligations:

(amounts in INR million)

At March 31, 2022	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non-convertible debentures (secured)*	—	—	—	90,763	5,402	96,165
Compulsorily convertible debentures*	—	—	—	346	616	962
Term loan from banks*	—	—	—	47,780	38,733	86,513
Loans from financial institutions*	—	—	—	60,623	109,100	169,723
Senior secured notes*	—	—	—	81,356	84,636	165,993
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	3,686	919	—	—	4,605
Buyerʼs / supplierʼs credit (secured)	—	—	5,400	—	—	5,400
Working capital term loan (secured)	—	2,750	1,730	—	—	4,480
Other financial liabilities
Lease liabilities	—	148	338	1,334	9,370	11,190
Current maturities of long term interest-bearing loans and borrowings*	653	8,930	76,132	—	—	85,715
Interest accrued but not due on borrowing	—	384	1,437	—	—	1,821
Interest accrued but not due on debentures	—	1,233	804	—	—	2,037
Capital creditors	—	11,036	—	—	—	11,036
Purchase consideration payable	—	88	—	—	—	88
Trade Payables
Trade Payables	—	5,613	—	—	—	5,613

* Including future interest payments.

We are subject to legal proceedings and claims which arise in the ordinary course of business. See section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A. Although occasional adverse decisions or settlements may occur, the potential loss, if any, cannot be reasonably estimated. However, we believe that the final disposition of current matters will not have a material adverse effect on our financial position, results of operations or cash flow. We maintain various liability insurance coverage to protect our assets from losses arising out of or involving activities associated with ongoing and normal business operations. We believe that we have adequately provided for contingencies which are likely to become payable. None of these contingencies are material to our financial condition, results of operations or cash flows.

See Note 51(i) to our audited consolidated financial statements included in this Report for disclosure on contingent liabilities.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Financial Risks

See section titled “Quantitative and Qualitative Disclosures about Market Risk” under Item 11.

C.
Research and Development, Patents and Licenses, etc.

Our intellectual property is an essential element of our business, and our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. We also share some of our technology and know-how with our vendors in connection with the supply of equipment for the development of our projects, and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors.

D.
Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, we have made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these audited consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see Note 4.1 to our audited consolidated financial statements included in this Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods affected.

We believe the critical accounting estimates are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

See Note 4.2.2 to our audited consolidated financial statements included in this Report for information on recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following discussion sets forth information regarding our Company’s directors and senior management as of the date of this Report. Our Company’s Board is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

The following sets forth certain information concerning our directors and executive officers as of March 31, 2022:

Name	Age	Position / Title
Directors:
Mr. Sumant Sinha	57	Director and Chief Executive Officer
Mr. Anuj Girotra	47	Investor Nominee Director
Mr. Michael Specht Bruun	41	Investor Nominee Director
Mr. Projesh Banerjea	35	Investor Nominee Director
Mr. Robert S. Mancini	64	Investor Nominee and Independent Director
Mr. Ram Charan	82	Independent Director
Mr. Manoj Singh	69	Independent Director
Sir Sumantra Chakrabarti	63	Independent Director
Ms. Vanitha Narayanan	62	Independent Director
Ms. Michelle Robyn Grew	53	Independent Director

Executive Officers:
Mr. D. Muthukumaran	49	Chief Financial Officer
Mr. Balram Mehta	51	Chief Operating Officer
Mr. Sanjay Varghese	52	President of Solar Utility-Scale
Mr. Mayank Bansal	44	Chief Commercial Officer

Unless otherwise indicated, the business address of each director and executive officer is ReNew Power, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Directors

Mr. Sumant Sinha is the founder of ReNew India and has been ReNew India’s Chairman and CEO since 2011. Prior to founding ReNew India, Mr. Sinha served as President, Finance at Aditya Birla Group and Founder CEO of Aditya Birla Retail. He also held the post of Chief Operating Officer of Suzlon Energy Ltd from 2008 to 2010. Currently, Mr. Sinha serves on the advisory board of Columbia University’s School of International and Public Affairs and is a member of the Board of Governors of the Indian Institute of Technology Delhi and the Indian Institute of Management, Calcutta. Mr. Sinha has also held various roles in investment banking at global financial institutions such as Citicorp Securities and ING Barings Services Limited in the United States and the United Kingdom. Mr. Sinha is Co-Chair of the Electricity Governor’s Group and a member of the Alliance of CEO Climate Leaders at the World Economic Forum. Mr. Sinha is a member of the Board of Trustees for The Climate Group and also chairs their India Advisory Group. He is a Board member of the US India Strategic Partnership Forum and the President of the Associated Chambers of Commerce & Industries of India. He has also authored a book — “Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World”. In 2021, Mr. Sinha was recognized as an SDG Pioneer by the United Nations Global Compact. Mr. Sinha holds a bachelor’s degree in engineering from the Indian Institute of Technology, Delhi, India, a post graduate diploma in business management from the Indian Institute of Management, Calcutta, India and a master’s degree in International Affairs from Columbia University, United States. Mr. Sinha is also a CFA charter holder. He has won several awards and recognition including S&P Global Platts ‘Trailblazer of the Year 2021’; ‘Chairman of the Year’ at the Stevie International Business Awards 2020; Columbia SIPA ‘Distinguished Alumni Award 2022’; ‘ET Energy’s Chief Executive of the Year 2022, Distinguished Alumnus Award – IIM Calcutta 2019 and IIT Delhi 2018, Global Leadership Award.

Mr. Anuj Girotra oversees the Active Fundamental Equities and Relationship Investments programs for India at CPP Investments. The two programs perform fundamental research and invest in public equities, soon-to-be public equities and private investments in public equities in India. The two programs incorporate both a fundamental long/short strategy and significant direct minority ownership investments for growth capital. Prior to joining CPP Investments in 2020, Mr. Girotra spent 12 years at Capital Group as a Global Partner and Head of the Private Markets business for India. Mr. Girotra has also spent nine years as co-head of Asia Special Situations Group with ABN Amro Bank. Mr. Girotra holds a bachelor’s degree in Engineering from Delhi Institute of Technology, University of Delhi, India and an MBA in Finance from XLRI Business School, India.

Mr. Michael Specht Bruun is EMEA head of Private Equity within Goldman Sachs Asset Management. He is a member of the Asset Management Corporate Investment Committee, Asset Management Growth Investment Committee, Sustainable Investing Group Investment Committee and the Asset Management Sustainability Committee. From 2019 to 2021, Mr. Bruun was head of Private Equity and Growth Equity investing for India within Goldman Sachs Asset Management. He joined the Merchant Banking Division in 2010 and worked in London and New York. Prior to that, Mr. Bruun was a member of the Nordic Mergers & Acquisitions team in the Investment Banking Division (IBD) and joined IBD in 2005. He joined Goldman Sachs as an analyst in the Fixed Income, Currency and Commodities Division in 2004. He was named managing director in 2013 and partner in 2016. Mr. Bruun serves on the boards of Advania, EcoOnline, LRQA, Northvolt AB and ReNew Power. He is vice chair of the Human Practice Foundation. Mr. Bruun earned a BA in Economics from the University of Copenhagen and an MSc in Economics from the University of Copenhagen, with studies at Cornell University.

Mr. Projesh Banerjea is a Portfolio Manager in the Infrastructure Division at Abu Dhabi Investment Authority (“ADIA”), where he is responsible for sourcing, executing and managing investments across the transport, utilities, energy, and digital infrastructure sectors with a primary focus on Asia. He has over 10 years of infrastructure investing experience across Asia, Australia, North America, and Europe. In addition to his responsibilities at ADIA, Mr. Banerjea is a Director of EP Asia Holdings GP, LLC. Prior to joining ADIA in 2012, Mr. Banerjea worked at Macquarie Capital and J.P. Morgan in the UK and USA respectively. He has a bachelor’s degree in Mathematics and Economics from DePauw University, United States, an Msc in Economic History from the London School of Economics, United Kingdom, where he attended as a Jack Kent Cooke Graduate Scholar, and an MBA from the University of Oxford, United Kingdom.

Mr. Banerjea resigned from the Board of ReNew effective June 10, 2022. Pursuant to a request received from Platinum Hawk C 2019 RSC Limited, as trustee of Platinum Cactus, the Board approved the appointment of Mr. Yuzhi Wang as its Investor Nominee Director, in place of Mr. Banerjea.

Mr. Yuzhi Wang is a Portfolio Manager in the Infrastructure Department at Abu Dhabi Investment Authority (“ADIA”), where he is responsible for sourcing, executing and managing investments across the transport, utilities, energy, and digital infrastructure sectors with a primary focus on Asia. He has over 10 years of infrastructure investing experience across Asia, Europe, and the Americas. Mr. Wang is also a Director of Equis Development. Prior to joining ADIA in 2015, he worked at CPP Investments and State Street Corporation in Canada. He has a BSc in Human Biology from the University of Toronto, Canada and an MBA from Queen’s University, Canada. Mr. Wang’s appointment with effect from June 12, 2022, in place of Mr. Projesh Banerjea has been disclosed in our report on Form 6-K furnished to the SEC on June 21, 2022.

Mr. Robert S. Mancini served as RMG II’s Chief Executive Officer and a director since inception. He also served as the Chief Executive Officer and a director of RMG I from October 2018 through its business combination with Romeo Power in December 2020, and serves as chairman of the board of directors of Romeo Power. He has also served as the Chief Executive Officer and a director of RMG III since its inception in December 2020 and as the Chief Executive Officer of RMG IV, RMG V, RMG VI and RMG VII and a director of RMG V since each company’s inception in February 2021. From June 2018 to December 2018, Mr. Mancini served as a Senior Advisor to Carlyle Power Partners and was a Partner and a Managing Director with The Carlyle Group and head or co-head of Carlyle’s power investment business from December 2012 until June 2018. Prior to joining Carlyle, from June 1993 to December 2012, Mr. Mancini was an employee of Goldman Sachs & Co., and from November 1999 through December 2012 was a Managing Director at Goldman Sachs & Co. Prior to joining Goldman, Mr. Mancini spent nine years in private practice as a lawyer with Debevoise and Plimpton, where he established that firm’s derivatives practice. Mr. Mancini received his J.D. from New York University School of Law, United States in 1984, where he was a member of Law Review, and received his B.A. degree from Binghamton University, United States in 1980.

Mr. Ram Charan advises or has advised various global companies and in some cases their boards such as Bank of America, Toyota, ICICI Bank, Adani group, Max Group, 3G, Yidliz Holdings, among others for more than 40 years. He is actively involved in coaching, founders and family businesses, senior executives, boards and directors, and other senior business leaders across many industries. A global Young Presidents’ Organization resource and an award winning teacher, he was among Business Week’s top ten resources for in-house executive development programs. Mr. Charan has authored and co-authored over 30 books, including six on corporate boards. Four of his books were Wall Street Journal bestsellers, including Execution (co-authored with former Honeywell CEO Larry Bossidy). He also has written articles for publications including for the Harvard Business Review, Fortune, Chief Executive Magazine, and Economic Times. Mr. Charan holds Doctorate in corporate governance and an MBA with high distinction (Baker Scholar) from Harvard Business School, United States.

Mr. Manoj Singh served as a as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning thirty six years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub–Saharan Africa, and South East Asia. He is a member of several public and private company boards including DXC Technology, The Putnam Funds, and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University and a board member at Pratham USA a non-profit engaged in enhancing child literacy and education in India. He also serves in an advisory capacity to a technology start up Altimetrik focused on delivering outcomes to clients using state of the art agile technology. He is a frequent speaker on college campuses and also has appeared on Bloomberg, BBC, CNBC, regional World Economic Forum and print media interviews and panels. Mr. Singh holds a B.Tech degree from the Indian Institute of Technology, Kanpur, India and Master of Science in Industrial Administration degree from Carnegie Mellon University, United States, and is a recipient of the Distinguished Alumnus Award from both institutions.

Sir Sumantra Chakrabarti is adviser to the Presidents of Kazakhstan and Uzbekistan on economic development, effective governance and international cooperation. He is also Deputy Chair of the Kazakhstan Supreme Council on Reforms, and of the Management Council of the Astana International Financial Centre. Sir Sumantra is the Chair of the Board of Trustees of Overseas Development Institute, and works as a Global Commissioner of the New Climate Economy network, as a member of the Clean Growth Leadership Network, the Advisory Board of ECube Climate Finance, the WHO Commission examining post-COVID19 health systems in Europe, the Board of the Project for Modern Democracy think tank, the Commission for Smart Government, of the International Advisory Council of the Oxford India Centre for Sustainable Development, and of the WEF Eurasia Policy Group, and as adviser to the Karta Initiative. Sir Sumantra was until July 2020 the sixth President of the European Bank for Reconstruction and Development. Sir Sumantra served two full four-year terms, having won competitive elections in 2012 and in 2016, during his tenure at the European Bank for Reconstruction and Development. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. Sir Sumantra has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan.

Ms. Vanitha Narayanan is a senior global executive and board leader with a successful track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career spanning three decades at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, Vice President for Global Telecommunications Solutions and finally Managing Director for a strategic telecoms client before her retirement. Ms. Narayanan serves on the boards of several global companies including ReNew Global, HCL Technologies Ltd. and Schlumberger Ltd. Ms. Narayanan played a significant role as leader and influencer across industry bodies during her decade in India. She was the first woman chairperson of AMCHAM India in 2016 and served as a member on the National Executive Board from 2014 to 2018. She was on the executive council of National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Suratkal and was a member of the National Council of the Confederation of Indian Industry and served as Co-Chair of the National Committee for MNCs. Ms. Narayanan earned a Degree of Doctor of Letters from the LNM Institute of Information Technology. Ms. Narayanan is a graduate in Public Relations & Communication from Stella Maris College and holds an MBA degree in Marketing and Advertising from the University of Madras. She also holds an MBA degree in MIS & Accounting from the University of Houston.

Ms. Michelle Robyn Grew is the group chief operations officer, General Counsel and the Head of CSR and Responsible Investing for Man Group. She is a member of the Man Group Senior Executive Committee. She joined GLG in January 2009 which was later acquired by Man Group. Her chief operations officer role encompasses responsibility for the firm’s infrastructure which covers operations, compliance, legal, human resources, talent, business operational risk and resilience, financial crime, corporate real estate and communications. Before joining GLG and Man Group, Ms. Grew held senior positions at Barclays Capital and prior to that at Lehman Brothers, London International Financial Futures and Options Exchange and Fidelity Brokerage Services and has worked in the investment industry since 1994. She serves on the Council and Remuneration Committee of Alternative Investment Management Association and services as a non-executive director or as a member of the advisory committee of several start-ups. Ms. Grew holds a bachelor’s degree in law from Coventry University, United Kingdom and was called to the Bar of England and Wales in 1991.

Executive Officers

Mr. Balram Mehta has been ReNew India’s Chief Operating Officer since May 2020 and joined ReNew India in 2011. Mr. Mehta’s responsibilities include managing advocacy functions, site security administration, operational quality, health and safety and environment (QHSE) and overseeing the asset management function at ReNew India. Mr. Mehta has over 29 years of experience across sectors including the renewable energy industry. Prior to joining ReNew India, Mr. Mehta worked with CLP Wind Farms (India) Private Limited, Enercon India Limited and DCM Limited. Mr. Mehta holds a bachelor’s degree in technology from the Himachal Pradesh University and an MBA in operations management from the Indira Gandhi National Open University, New Delhi, India.

Mr. Mayank Bansal has been ReNew India’s Chief Commercial Officer since 2018. Mr. Bansal is responsible for the asset creation function including business development and bidding, project execution, and pre-development work for future projects. Mr. Bansal has over 20 years of consulting experience, and before joining ReNew India, he worked at Hindustan Lever, McKinsey and A T Kearney. Mr. Bansal holds a bachelor’s degree in technology from Indian Institute of Technology, Mumbai, India and an MBA from the Indian School of Business, Hyderabad, India.

Mr. Sanjay Varghese is ReNew India’s President. Mr. Varghese has been with ReNew India since October 2017 and his responsibilities include overseeing development and execution of ReNew India’s solar and wind power projects. Mr. Varghese has over 12 years of experience in the solar energy sector. Prior to joining ReNew India, Mr. Varghese worked with Lanco Group for over nine years where he held various leadership positions, including as their Chief Operating Officer. Prior to joining Lanco Group, Mr. Varghese worked in the field of investment banking. Mr. Varghese holds a bachelor’s degree in technology in the field of Metallurgy from the Indian Institute of Technology, Kanpur, India and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad India.

On February 24, 2022, the Board of ReNew accepted the resignation of Mr. D. Muthukumaran as the Chief Financial Officer of ReNew. Mr. Muthukumaran’s resignation was effective at the end of the fiscal year ending March 31, 2022. Mr. Muthukumaran resigned to pursue other interests and his decision to resign was not as a result of any disagreements with ReNew on any matter. Following Mr. Muthukumaran’s resignation, Mr. Kailash Vaswani served as interim Chief Financial Officer of ReNew. Mr. Vaswani is ReNew’s President, Corporate Finance and has been a member of ReNew’s senior management since inception. Mr. Vaswani is a Chartered Accountant and holds a bachelor’s degree in Commerce from Mumbai University, India.

Mr. Kedar Upadhye was appointed as Group CFO on May 9, 2022. He comes with over 22 years of diverse and global experience. Prior to joining ReNew, he was President and Global CFO, Cipla, one of India’s largest publicly traded pharmaceutical companies, with a market cap of approximately $US 9.8 billion. As CFO at Cipla, he headed the global finance and information technology functions and worked across multiple geographies, including the US. His leadership experience includes core financial reporting, business partnership, business model realignment and cost optimization, corporate finance, and global investor relations, apart from implementing several high-impact, cross-functional transformational projects. Before Cipla, he was VP and Head, Finance and Investor Relations for NYSE-listed Dr. Reddy’s Laboratories. Mr. Upadhye has also held leadership roles at PepsiCo and Thermax. He holds an MBA from the Indian Institute of Management, Bangalore, and is a qualified Company Secretary, as well as a Cost Accountant. Mr. Upadhye’s appointment has been disclosed in our report on Form 6-K furnished to the SEC on May 11, 2022.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors or director nominees. Our Chief Sustainability Officer, Ms. Vaishali Sinha, is married to our Founder, Chairman and CEO, Mr. Sumant Sinha.

B.
Compensation

The primary objective of our executive compensation program is to attract, motivate, reward and retain the talent needed to achieve our business objectives and also enable these individuals to have greater involvement with, and share in, our future growth. Compensation arrangements for our executive officers have been designed to align a portion of their compensation with the achievement of business objectives and growth strategy. Bonus payments for certain of our executive officers are determined with respect to a given fiscal year based on quantitative and qualitative goals set for the Company as a whole, as well as on the basis of individual performance. Bonus payments are determined on certain parameters determined by the Board which are subject to change.

In accordance with the terms of the ReNew Global Shareholders Agreement and letters of appointment of respective directors, all investor nominee directors appointed under the ReNew Global Shareholders Agreement are not eligible to receive any retainer fee or any other benefit from the Company. The non-executive independent directors of the Company were paid in accordance with the following terms and conditions of their appointment as approved by the Board for the period ended March 31, 2022 (the amounts payable under A, B, and C below were increased by 4% from April 1, 2022):

A.
Annual retainer for board membership - US$ 100,000 per director.
B.
Annual retainer per director for committee membership - US$ 12,500 per committee for Audit Committee, US$ 10,000 for Remuneration Committee and US$ 8,750 for all other committees.
C.
Annual retainer per director for committee chairs –
a)
Audit Committee: US$ 25,000
b)
Remuneration Committee: US$ 20,000
c)
Other Committee(s): US$ 17,500
D.
Meeting fees – None
E.
Restricted Share Units (“RSUs”) are granted to non-executive independent directors as set out below:

Grant Frequency	Annual award of Restricted Stock settled in Class A Ordinary Shares would be granted.
Grant Computation

The equity retainer value of $150,000 per director ($250,000 per director, in case the director opts out of the Annual Retainer for board membership) would be divided by the closing price of the Company Class A Ordinary Shares on the grant date, rounded up to the nearest ten shares.

Vesting	100% after 1 year from the date of grant.
Trading Restrictions

Directors may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors may not pledge, give margin or otherwise grant an economic interest in any shares in the Company.

F.
The compensation paid to non-executive directors for the period ending March 31, 2022 is as set out below:

Particulars	Mr. Ram Charan*	Mr. Manoj Singh	Sir Sumantra Chakrabarti	Mr. Robert S. Mancini	Ms. Michelle Robyn Grew	Ms. Vanitha Narayanan#	Mr. Nathan Scott Fine	Mr. Samir Rai	Mr. Sanjeev Bedi^
Fees paid (actual) (in US$)	1,510	87,894	72,735	65,513	71,215	69,704	100,000	21,694	15,778
RSUs granted to Directors (subject to vesting period)	250,000	150,000	150,000	150,000	150,000	150,000	Nil	Nil	Nil

* In addition to the above amount, Mr. Ram Charan was paid USD 3,748 from ReNew Power Private Limited and USD 100,893 from Ostro Energy Private Limited, subsidiaries of ReNew Global, towards director fees. Mr. Ram Charan resigned from these subsidiaries with effect from August 23, 2021.

#In addition to the above amount, Ms. Vanitha Narayanan was paid USD 3,748 from ReNew Power Private Limited and USD 63,568 from ReNew Akshay Urja Limited, subsidiaries of ReNew Global, towards director fees. Ms. Vanitha Narayanan resigned from these subsidiaries with effect from August 23, 2021.

^ In addition to the above amount, Mr. Sanjeev Bedi also received remuneration in the form of director fees of GBP 8,000 from a subsidiary of the Company, RMG II.

Compensation of the Executive Directors and Senior Management

For the year ended March 31, 2022, the aggregate compensation paid to the executive directors and our executive officers for service in all capacities, but excluding grants of share options, was US$ 3,955,104 . This amount includes approximately US$ 111,317 set aside or accrued to provide pension, severance, retirement and similar benefits to our executive directors and executive officers.

In accordance with his service agreement, Mr. Sumant Sinha was paid an amount equivalent to US$ 1,254,196 as aggregate remuneration, which includes US$ 753,404 as fixed payment and US$ 500,792 as variable component as well as receiving other benefits in the amount of US$ 54,222.

As of March 31, 2022, options to purchase an aggregate of 33,355,995 Class A Ordinary Shares granted to our executive directors and executive officers were outstanding under our equity incentive plans with a weighted average exercise price of US$ 8.56 per share, and such options expire 10 years after the date of grant.

Sumant Sinha Employment Agreement

Mr. Sumant Sinha’s employment with the Company is governed by an employment agreement ("employment agreement" or "service agreement"), which became effective on August 23, 2021. Pursuant to the employment agreement, Mr. Sinha serves as the Chairman and Chief Executive Officer of the ReNew group. The employment agreement entitles Mr. Sinha to receive an annual base salary equal to Rs. 57,000,000 per annum and a target bonus equal to Rs. 45,000,000 and a maximum target bonus of Rs. 57,000,000, payable based on the achievement of certain EBITDA performance goals as defined under the employment agreement. He is also employed by ReNew India, our Company’s subsidiary, and receives 20% of his total remuneration from ReNew India which is reduced from his total remuneration payable by ReNew Global. Under the employment agreement, if the Company terminates Mr. Sinha without “cause” or Mr. Sinha resigns for “good reason” (as each such term is defined in the employment agreement) other than in the 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company, he will be entitled to receive (i) 12 months’ base salary, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of medical coverage paid by the Company for 12 months and (iv) accelerated granting and vesting of options in accordance with the Employee 2021 Plan and his option grants, described below. If such qualifying termination occurs within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company, Mr. Sinha will be entitled to receive (i) 18 months’ base salary and target bonus, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of medical coverage paid by the Company for 18 months and (iv) accelerated granting and vesting of options in accordance with the Employee 2021 Plan and his option grants, described below. The employment agreement also subjects Mr. Sinha to restrictive covenants, including non-competition, non-solicitation of customers and employees, non-dealing and non-hire, in each case, lasting for 12 months following termination of Mr. Sinha’s employment.

For the fiscal year ending March 31, 2023, the Board has approved an increase in the basic salary of Mr. Sinha from Rs. 57 million per annum to Rs. 70 million per annum. The Board has also approved an amendment to Mr. Sinha’s service agreement to restructure his annual bonus entitlement, so that there will be a single target annual bonus amount (Rs. 70 million for the fiscal year ending March 31, 2023, to be reviewed annually), instead of the earlier formulation of a ‘target bonus’ (Rs. 45 million) and a ‘maximum target bonus’ (Rs. 57 million). The award of any bonus will continue to be dependent on financial performance measures in respect of 90% of the bonus amount and non-financial performance measures in respect of the remaining 10%. Financial performance in future will be assessed by reference to both the Group’s EBITDA and its revenue (equally weighted), whereas under the original formulation it was assessed only by reference to EBITDA.

Employment Agreement of Executive Officers other than Sumant Sinha

The employment agreements of the Company’s executive officers other than Mr. Sinha are governed by Indian law. The agreements may be terminated by either party with prior written notice of 90 days. We also reserve the right to terminate the employment with immediate effect without any compensation or notice, on account of any act which may constitute ‘misconduct’ under our policies or applicable laws. Executive officers are entitled to a monthly compensation and share options. For more details on their compensation, see section titled “Compensation of the Executive Directors and Senior Management” above and “Equity Compensation” below.

In addition, these executive officers are subject to a lock up under the terms of the Registration Rights, Coordination and Put Option Agreement for a period of one (1) year following August 23, 2021, which the Company, in its discretion, may reduce to nine (9) months.

Equity Compensation

Employee 2021 Incentive Award Plan

On August 23, 2021, we adopted and our shareholders have approved the Employee 2021 Incentive Award Plan, or the “Employee 2021 Plan”, under which the Company may grant cash and equity-based incentive awards to eligible employees, including our executive directors, in order to attract, retain and motivate the persons who make important contributions to the Company. The material terms of the Employee 2021 Plan are summarized below.

Eligibility and administration

Our and our subsidiaries’ employees are eligible to receive awards under the Employee 2021 Plan. The Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the Employee 2021 Plan, to interpret the Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible employees receive awards and set the terms and conditions of all awards under the Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Employee 2021 Plan.

Shares available for awards

An aggregate of 23,527,705 Class A Ordinary Shares (out of an original allotment of 65,030,157 Class A Ordinary Shares) is available for issuance under the Employee 2021 Plan. Shares issued under the Employee 2021 Plan are newly issued shares. As of March 31, 2022, options for 102,426 Class A Ordinary Shares had been exercised pursuant to the Employee 2021 Plan.

If an award under the Employee 2021 Plan expires, terminates, is settled for cash, is canceled without having been fully exercised or is forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Employee 2021 Plan. Awards granted under the Employee 2021 Plan in substitution for any options or other share or share-based awards granted by an entity before the entity’s merger or consolidation with the Company or acquisition of the entity’s property or share will not reduce the shares available for grant under the Employee 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of the ISOs.

Awards

The Employee 2021 Plan provides for the grant of share options, including incentive share options, or “ISOs,” and nonqualified share options, or “NSOs,” share appreciation rights, or “SARs,” restricted share, RSUs, and other share or cash based awards. All awards under the Employee 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•
Share Options and SARs. Share options provide for the purchase of shares in the Company in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).
•
Restricted Share and RSUs. A restricted share award is an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which will be subject to a purchase price of at least the nominal value of the shares. RSUs are contractual promises to deliver our shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our Shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted share and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Employee 2021 Plan.

•
Other Share or Cash Based Awards. Other share or cash-based awards are awards of cash, fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, ordinary shares or other property. Other share or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period.

Certain transactions

In connection with certain corporate transactions and events affecting our shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Employee 2021 Plan in relation to employees other than the CEO to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Employee 2021 Plan and replacing or terminating awards under the Employee 2021 Plan. In the case of the CEO, the consequences of change in control would be as set out in his employment agreement. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the Employee 2021 Plan as it deems appropriate to reflect the transaction.

If, upon a change in control, any options held by officers of the Company are not assumed by the successor entity, such options will accelerate and vest immediately upon the closing of the transaction constituting a change in control.

Plan amendment and termination

The Board may amend or terminate the Employee 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Employee 2021 Plan, may materially and adversely affect an award outstanding under the Employee 2021 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may not and shall not have the right to, without the approval of our shareholders, amend any outstanding share option or SAR to reduce its price per share. The Employee 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by the Board. No awards may be granted under the Employee 2021 Plan after its termination.

Claw-back provisions, transferability and participant payments

All awards will be subject to any company claw-back policy as may be set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Employee 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Employee 2021 Plan and exercise price obligations arising in connection with the exercise of share options under the Employee 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Sumant Sinha Option Grants

On August 23, 2021, immediately following the Closing of the Business Combination, Mr. Sinha was granted options to purchase 29,262,715 Class A Ordinary Shares of the Company, which we refer to as the “Sinha Options”. 6,216,750 of the Sinha Options have an exercise price of $ 4.53 per Class A Ordinary Share, out of which 2,952,957 options were fully vested. The remaining 23,045,965 Sinha Options have an exercise price of $ 10.00 per Class A Ordinary Share and 6.25% of them vest at the end of each quarter (with the first vesting on September 30, 2021) until the Sinha Options are fully vested, subject to Mr. Sinha’s continuous employment through each such vesting date. Accordingly, as of March 31, 2022, the total number of vested options held by Mr. Sinha was 7,274,075 (2,952,957 exercisable at $ 4.53 per share and 4,321,118 at $ 10 per share). Vesting will be accelerated in the event of the termination of Mr. Sinha’s employment other than by the Company for cause or by Mr. Sinha without good reason (as such terms are defined in his service agreement) or in the event of a change in control (as defined in the Employee 2021 Plan) to which Mr. Sinha objects in writing, or in the case of cessation of employment for death or incapacitation. All the Sinha Options will expire on August 23, 2031.

In addition to the Sinha Options, pursuant to his service agreement Mr. Sinha is entitled to be granted (a) ‘time-based options’ to purchase 3,687,354 Class A Ordinary Shares in the Company on August 23, 2022 and then, subject to his continuous employment through each grant date, on August 23 in each of 2023, 2024 and 2025; and (b) ‘performance-based options’ to purchase 921,839 Class A Ordinary Shares in the Company within 60 days following the end of the Company’s fiscal years ending on March 31 in 2022, 2023, 2024 and 2025, subject to Mr. Sinha’s continuous employment through each grant date and the Group’s achieving its target EBITDA for those years in its pre-Closing investor presentation as filed with the SEC (2022: US$ 810 million; 2023: US$ 1,135 million; 2024: US$ 1,425 million; 2025: US$ 1,685 million). If the EBITDA target for any fiscal year is not met, then the grants will accumulate and Mr. Sinha will be entitled to receive a full catch up of all previous ungranted performance-based options in the first year when the consolidated EBITDA target for the year is met. If none of the targets are met for the 5 fiscal years after the Grant Date, then future grants of the performance-based options will be subject to meeting the consolidated EBITDA targets set by the Board. Each of the time-based options and the performance-based options will vest as to 12.50% of the shares subject to them each calendar quarter end date after the grant date, until they are fully vested. No grants had been made as of March 31, 2022 under the options referred to above as ‘time-based options’ and performance-based options’.

Management Option Grants

Immediately following the Closing of the Business Combination, certain members of management were granted an option to purchase 6,797,500 Class A Ordinary Shares of the Company which we refer to as the “Management Options”. The Management Options have an exercise price per Class A Ordinary Share equal to $10.00 and vest as per the following terms.

(i) 80% of the share options granted will vest over a period of 4 years in a time based manner out of which the first 20% will vest after a period of 1 year from the date of grant and the remaining 60% will vest over the next 12 quarters (5% per quarter).

(ii) In addition, 5% of the share options will vest at every anniversary of the grant date as mentioned below:

Company EBITDA budgeted for the fiscal year	% Options vested
Delivered at 100%	1.0X
Delivered between 90% & 100%	0.5X to 1.0X linear
Delivered below 90%	0.0X

(iii) Any deductions based on the performance criteria indicated above during the 4 year period will be made good if the company achieves its annual plan EBITDA cumulatively over the said 4 years in absolute value terms.

Non-Employee 2021 Incentive Award Plan

On August 23, 2021, the Company adopted and our shareholders have approved the Non-Employee 2021 Incentive Award Plan, or the “Non-Employee 2021 Plan”, under which the Company may grant cash and equity based incentive awards to eligible non-executive directors and eligible non-employee service providers in order to attract, retain and motivate the persons who make important contributions to it. The material terms of the Non-Employee 2021 Plan are summarized below.

Eligibility and administration

Our and our subsidiaries’ non-employee directors and eligible non-employee service providers will be eligible to receive awards under the Non-Employee 2021 Plan. The Non-Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Non-Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the Non-Employee 2021 Plan, to interpret the Non-Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Non-Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible non-employee directors or non-employee service providers receive awards and set the terms and conditions of all awards under the Non-Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Non-Employee 2021 Plan.

Shares available for awards

An aggregate of 300,000 Class A Ordinary Shares is initially available for issuance under the Non-Employee 2021 Plan; provided that in no event shall the aggregate number of ordinary shares issued under the Non-Employee 2021 Plan exceed a number equal to (i) the number of ordinary shares available for issuance under the Employee 2021 Plan minus (ii) the number of ordinary share issued under the Employee 2021 Plan. Shares issued under the Non-Employee 2021 Plan may be newly issued shares, shares purchased on the open market or treasury shares.

If an award under the Non-Employee 2021 Plan expires, terminates, is settled for cash, is canceled without having been fully exercised or is forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Non-Employee 2021 Plan. Awards granted under the Non-Employee 2021 Plan in substitution for any options or other share or share based awards granted by an entity before the entity’s merger or consolidation with the Company or acquisition of the entity’s property or shares will not reduce the shares available for grant under the Non-Employee 2021 Plan.

Awards

The Non-Employee 2021 Plan provides for the grant of share options, SARs, restricted shares, RSUs and other share or cash based awards. All awards under the Non-Employee 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting terms. A brief description of each award type is as follows:

•
Share Options and SARs. Share options provide for the purchase of shares in the Company in the future at an exercise price set on the grant date. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The term of a share option or SAR may not be longer than ten years.
•
Restricted Shares and RSUs. A restricted share award is an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which will be subject to a purchase price of at least the nominal value of the shares. RSUs are contractual promises to deliver the shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Non-Employee 2021 Plan.
•
Other Share or Cash Based Awards. Other share or cash based awards are awards of cash, fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, ordinary shares or other property. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Certain transactions

In connection with certain corporate transactions and events affecting our shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Non-Employee 2021 Plan in relation to non-employee directors to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Non-Employee 2021 Plan and replacing or terminating awards under the Non-Employee 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the Non-Employee 2021 Plan as it deems appropriate to reflect the transaction.

If, upon a change in control, any awards issued under the Non-Employee 2021 Plan are not assumed by the successor entity, such awards will accelerate and vest immediately upon the closing of the transaction constituting a change in control.

Plan amendment and termination

The Board may amend or terminate the Non-Employee 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Non-Employee 2021 Plan, may materially and adversely affect an award outstanding under the Non-Employee 2021 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The Non-Employee 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by the Board. No awards may be granted under the Non-Employee 2021 Plan after its termination.

Claw back provisions, transferability and participant payments

All awards will be subject to any company claw back policy as may be set forth in such claw back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Non-Employee 2021 Plan are generally non transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Non-Employee 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, ordinary shares that meet specified conditions, a “market sell order,” or any combination of the foregoing.

For the fiscal year 2022, the aggregate compensation, including directors’ fees but excluding grants of share options, to our directors and executive officers included in the list herein, was US$ 3,955,104. Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B. Except as otherwise disclosed, the above cash compensation does not include share compensation and employee benefits to our directors and senior management.

Outstanding Options at the Company (for directors and executive officers)

Options vested as of March 31, 2021	Options Granted	Options exercised	Options forfeited	Outstanding as of March 31, 2022
NIL	33,355,995	NIL	NIL	33,355,995

C.
Board Practices

Foreign Private Issuer Status

We currently follow the practice of our home country, England and Wales, in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•
the requirement under Rule 5605(d) of the Nasdaq listing rules that a compensation committee comprises solely independent directors governed by a compensation committee charter overseeing executive compensation;
•
the requirement under Rule 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprising solely independent directors;

•
the requirement under Rule 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;
•
the requirement under Rule 5620(c) of the Nasdaq listing rules that the quorum for any meeting of our shareholders be not less than 33 1/3% of outstanding voting shares; and
•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than public offerings.

English law does not impose any of the requirements set out above on us.

Board of Directors

The Business Combination was consummated on August 23, 2021, or “Closing” or “Closing Date”. Upon Closing of the Business Combination and until the date that is at least two years following Closing, pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, our Board consists of up to 11 directors, being (A) six independent directors, of which at least two are female directors, satisfying the independence requirements of the Nasdaq and (B) five directors appointed and maintained in office by each of the Shareholders Agreement Investors in accordance with the below.

Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, for two years after Closing of the Business Combination (August 23, 2021), the Founder Investors (acting together), GSW, Platinum Cactus, CPP Investments and MKC Investments, LLC (as assignee of RMG Sponsor II) are entitled to appoint one director, and following the date that is two years after Closing of the Business Combination (August 23, 2021), each of the Founder Investors (acting together), GSW, Platinum Cactus and CPP Investments continue to have the right to appoint one director for so long as they hold our Ordinary Shares and ReNew India Ordinary Shares that represent a certain threshold Effective Economic Interest, or alternatively, with respect to the Founder Investors, the Founder is the Chief Executive Officer or Chairman of “ReNew group”, which is defined to include the Company and its subsidiaries. Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, so long as the Founder is the Chief Executive Officer or Chairman of ReNew group, the Founder Investors’ appointed director will be Mr. Sumant Sinha. Each of JERA (until August 23, 2023), MKC Investments, LLC (as assignee of RMG Sponsor II) (for so long as it, together with its affiliates, holds at least 40% of the Effective Economic Interest held by it as of August 23, 2021 (disregarding dilution resulting from certain share issuances by ReNew Global)) and the Founder (for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Effective Economic Interest held by the Founder Investors as of August 23, 2021 (disregarding dilution resulting from certain share issuances by ReNew Global)) will have the right to appoint one individual as an observer on the Board and to remove such individual so appointed and to appoint another individual in that individual’s place. On August 23, 2021, RMG Sponsor II and JERA appointed Mr. Philip Kassin and Mr. Satoshi Yajima, respectively, as observers and on September 9, 2021, the Founder appointed Mrs. Vaishali Nigam Sinha as observer. Mr. Toshihiro Oki has been appointed as Observer in place of Mr. Satoshi Yajima with effect from May 6, 2022. See section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B for more details.

The authorized number of directors on our Board may be changed from time to time by resolution of the Board, except that, pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, for so long as the ReNew Global Shareholders Agreement remains in effect, the maximum number of directors will remain at 11, and any action of the Board to increase or decrease such size will require the prior written consent of each Shareholders Agreement Investor that has the right, at such time, to appoint a director.

Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B.

Term of Office for Directors

The ReNew Global Articles and the ReNew Global Shareholders Agreement provide that the Founder shall continue to act as Director of the Company for so long he is the CEO or Chairman or until August 22, 2023 or for so long as he (along with his affiliates) holds 40% of the Effective Economic Interest as of the Closing Date, whichever is longer. Also, the Investors’ directors appointed by the Shareholders Agreement Investors shall continue to act as Directors of the Company until August 22, 2023 or until the time they together with their Affiliates, hold an Effective Economic Interest equal to or greater than 10%, whichever is longer.

All Independent Directors of the Company are appointed for an initial term of two years, subject to the Company’s shareholders’ approval at the AGM following the appointment.

Board Diversity Matrix

(as of March 31, 2022)
Country of Principal Executive Offices:	India
Foreign Private Issuer	England and Wales
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	10

Duties of Directors

Under English law, ReNew Global’s directors owe certain duties towards ReNew Global, including duties to act in the way they consider, in good faith, would be most likely to promote the success of ReNew Global for the benefit of its members as a whole, to exercise reasonable care, skill and diligence, to exercise independent judgment, to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of ReNew Global, to act in accordance with ReNew Global’s constitution and only exercise their powers for the purposes for which they are conferred, not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director, and to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with ReNew Global. Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, ReNew Global has expressly agreed that no director appointed by a Shareholders Agreement Investor will have the duty to provide or offer to ReNew Global any information or opportunity which arises in any other capacity.

Committees of the ReNew Global Board

Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, the Board has four committees: an audit committee, a remuneration committee, a nomination and board governance committee and a finance and operations committee. The Board also has an Environment, Social and Governance Committee. The Company has adopted respective charters for each committee. Each committee’s members and functions are as described below.

Audit Committee

Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, the Company’s audit committee (the “Audit Committee”) consists of three (3) independent directors. The members of ReNew Global’s Audit Committee as of March 31, 2022 were Mr. Manoj Singh, Ms. Vanitha Narayanan, and Ms. Michelle Robyn Grew. Mr. Singh is the chairperson of the committee. Each committee member satisfies the independence requirements of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. The Board has determined that Mr. Singh qualifies as an audit committee financial expert within the meaning of the SEC rules. The Audit Committee is responsible for, among other things:

•
overseeing the work of the Company’s independent auditors;
•
regularly reviewing the independence of the Company’s independent auditors.
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the Company’s financial statements with management and the Company’s independent auditors;
•
periodically reviewing and reassessing the adequacy of the Company’s audit committee charter;

•
considering the adequacy of the Company’s internal accounting controls;
•
reviewing the scope and design, implementation and evaluation of the Company’s internal audit function and the performance of the internal audit function;
•
establishing procedures for the receipt, retention and treatment of complaints received from the Company’s personnel regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company’s personnel of concerns regarding questionable accounting or auditing matters;
•
meeting separately and periodically with management and the Company’s internal and independent auditors;
•
reviewing the Company’s code of ethics annually;
•
reporting regularly to the Company’s full Board of Directors; and
•
carrying out such other matters that are specifically delegated to the Audit Committee by the Board from time-to-time.

Remuneration Committee

Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, the Company’s remuneration committee (the “Remuneration Committee”) consists of three (3) directors: (i) one independent director (who is the chairperson of the Remuneration Committee), (ii) one director appointed by a Shareholders Agreement Investor that has a director appointment right pursuant to the ReNew Global Shareholders Agreement and (iii) the director appointed by the Founder Investors. By August 23, 2023, the committee is required to comprise a majority of independent directors, and by August 23, 2026, it is required to consist only of independent directors, except for one representative of the Group where necessary and permitted by applicable law. The initial members of the Remuneration Committee are Mr. Manoj Singh, Mr. Sumant Sinha and Mr. Michael Specht Bruun. Mr. Singh is the chairperson. The Remuneration Committee is responsible for, among other things:

•
reviewing the compensation for the Company’s executive officers;
•
reviewing the Company’s executive officers’ employment agreements;
•
administering the Company’s executive compensation programs and employee share option plans in accordance with the terms thereof; and
•
carrying out such other matters that are specifically delegated to the Remuneration Committee by the Board from time-to-time.

Nomination and Board Governance Committee

Pursuant to the ReNew Global Shareholders Agreement and the ReNew Global Articles, the Nomination and Board Governance Committee Charter was adopted by the Board of the Company, effective as of August 23, 2021. The Company’s Nomination and Board Governance Committee (the “Nomination Committee”) consists of three (3) directors: (i) one independent director (who is the chairperson of the Nomination Committee), (ii) one director appointed by a Shareholders Agreement Investors that has a director appointment right pursuant to the ReNew Global Shareholders Agreement and (iii) the director appointed by the Founder Investors. By August 23, 2023, the Nomination Committee is required to comprise a majority of independent directors, and by August 23, 2026, it is required to consist only of independent directors, except for one representative of the Group where necessary and permitted by applicable law. The members of the Nomination Committee as of March 31, 2022 were Sir Sumantra Chakrabarti, Mr. Sumant Sinha and Mr. Anuj Girotra. Sir Sumantra is the chairperson. The Nomination Committee is responsible for, among other things:

•
Director Nominees. The Nomination Committee shall identify individuals qualified to become members of the Board with the goal of ensuring that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. Prior to the appointment of a director, the proposed appointee should be required to disclose any other business interests that may result in a conflict of interest and be required to report any future business interests that could result in a conflict of interest. The Nomination Committee shall also recommend to the Board the nominees for election to the Board at the next annual meeting of shareholders;
•
Criteria for Selecting Directors. The criteria to be used by the Nomination Committee in recommending directors and by the Board in nominating directors are as set forth in the Corporate Governance Guidelines.
•
Succession Planning. The Nomination Committee shall periodically review management development and succession plans for the Executive Officers, and such other officers and employees as the Nomination Committee may determine is advisable.
•
Board Committee Structure and Membership. The Nomination Committee will annually review the Board committee structure and recommend to the Board for its approval, directors to serve as members of each committee.

•
Corporate Governance Guidelines. The Nomination Committee will develop and recommend to the Board the Corporate Governance Guidelines. The Nomination Committee will, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.
•
Board Evaluations. The Nomination Committee shall oversee the periodic self-evaluations of the Board.
•
Reporting. The Nomination Committee shall review and approve any disclosure and reporting (including in financial statements) relating to the appointment and nomination of directors, the composition of the Board and succession planning.
•
Reports to the Board of Directors. The Nomination Committee shall report regularly to the Board regarding the activities of the Nomination Committee.
•
Committee Self-Evaluation. The Nomination Committee shall periodically perform an evaluation of the performance of the Nomination Committee.
•
Review of the Nomination and Board Governance Committee Charter. The Nomination Committee shall annually review and reassess the Nomination and Board Governance Committee Charter and submit any recommended changes to the Board for its consideration.

On February 22, 2022, the Board of the Company approved amendments to its Nomination and Board Governance Committee Charter. The committee was renamed as the Nomination and Board Governance Committee and the scope of the charter was expanded to cover certain governance matters such as, (i) annually reviewing the board committee structure and recommending to the Board for its approval, directors to serve as members of each committee; and (ii) developing and recommending to the Board the Corporate Governance Guidelines, and reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommending any proposed changes to the Board.

Environment, Social and Governance Committee

The Company approved the formation of an Environment, Social and Governance (“ESG”) Committee and adopted the ESG charter on January 28, 2022 (the “ESG Charter”). The ESG Committee consists of four independent directors of the Company. The members are Ms. Michelle Robyn Grew, Mr. Ram Charan, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan. Ms. Grew is the chairperson of the ESG Committee. The ESG Committee is responsible for, among other things, overseeing and strengthening of the Company’s ongoing ESG, sustainability and corporate social responsibility commitments and actions. The ESG Committee aims to assist the Board of Directors by:

•
The ESG Committee will review and discuss with the Company’s management its ESG strategy to achieve the Company’s vision and ESG targets, ESG related risks and mitigation, key ESG initiatives, and related policies (as applicable);
•
The ESG Committee will review and discuss with the Company’s management its ESG strategy to achieve the Company’s vision and ESG targets, ESG related risks and mitigation, key ESG initiatives, and related policies (as applicable);
•
The ESG Committee will review and discuss reports from management regarding the Company’s progress towards its key ESG objectives. The Committee will also provide guidance on aspects such as ESG targets, strengthening internal systems, building ESG culture, reporting and ratings;
•
The ESG Committee shall periodically perform an evaluation of the performance of the ESG Committee; and
•
The ESG Committee shall annually review and reassess the ESG Charter and submit any recommended changes to the Board for its consideration.
•
The ESG Committee shall report regularly to the Board regarding its activities.

Finance and Operations Committee

We approved the formation of a Finance and Operations Committee (“F&O Committee”) and the charter of the same was adopted by our Board as of September 9, 2021. The F&O Committee consists of maximum of five directors of the Company of which one shall be independent. As of March 31, 2022 the members were Mr. Sumant Sinha, Mr. Anuj Girotra, Mr. Projesh Banerjea, Mr. Michael Specht Bruun and Mr. Robert S. Mancini. Mr. Sinha is the chairperson of the F&O Committee. Ms. Vanitha Narayanan is a permanent invitee to the committee. The F&O Committee is responsible for investment, borrowings, bidding and M&A related matters.

The ReNew Global Shareholders Agreement provides that unless a Director nominated by Investor is already serving as a member of the applicable committee, upon the request of the Investor under the Shareholders Agreement, the Company shall cause the Nominee Director of such Significant Investor to be appointed as an observer on each of the Audit Committee, the Remuneration Committee, the Nomination Committee and the Finance and Operations Committee.

D.
Employees

As of March 31, 2020, 2021 and 2022, we had 864, 1215 and 1,675 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March 31,
Function:	2020	2021	2022
Business Support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	286	350	467
Business Development (includes business development and bidding teams)	31	37	54
Design and Engineering (includes design, technical and power evacuation teams)	106	191	298
Procurement and Commercial	28	27	46
Project Execution	155	224	304
Operations and Maintenance (includes project asset management and performance monitoring teams)	229	341	441
Quality Health Safety and Environment	29	45	65
Total	864	1,215	1,675

None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any material work stoppages or labor disruptions in the past and we consider our relations with our employees to be amicable.

E.
Share Ownership

Ownership of our shares by our directors and executive officers is set forth in the section titled “Major Shareholders” under Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2022 by:

•
each person known by us who is the beneficial owner of 5% or more of our outstanding Class A, Class B, Class C and Class D Ordinary Shares;
•
each of our executive officers and directors individually; and
•
all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of March 31, 2022, there were 282,469,171 Class A Ordinary Shares, one Class B Ordinary Share, 118,363,766 Class C Ordinary Shares, one Class D Ordinary Share, one Deferred Share and 50,000 Redeemable Preference Shares outstanding.

Upon the sale or transfer of a Class C Ordinary Share by GSW, each such Class C Ordinary Share will automatically be re-designated as one (1) Class A Ordinary Share in the hands of a transferee, in the circumstances described in Article 8.3 of the ReNew Global Articles. See section titled “Memorandum and Articles of Association — Description of Share Capital” under Item 10.B.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from ReNew Global is Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Class A Ordinary Shares (1)	Percentage of Class B Ordinary Shares (2)	Number of Class C Ordinary Shares	Percentage of Class C Ordinary Shares	Percentage of Class D Ordinary Shares	Percentage of Class D Ordinary Shares
Five Percent Holders
CPP Investments(3)	77,213,369	-	26.2	-	12,500,000	10.56	1	100
Platinum Cactus(4)	58,170,916	-	20.6	-	-			-
JERA(5)	28,524,255	-	10.1	-	-			-
TT International Asset Management Ltd (6)	18,195,199	-	6.4	-	-			-
GS Wyvern Holdings Limited (10)	11,633,476	-	4.1	-	105,863,766	89.44		-
Directors and Executive Officers					-
Mr. Sumant Sinha(7)(8)	*	1	*	100.00	-
Mr. Anuj Girotra	-	-	-	-	-			-
Mr. Projesh Banerjea	-	-	-	-	-			-
Mr. Michael Specht Bruun	-	-	-	-	-			-
Mr. Robert S. Mancini (9)	1,300,138	-	0.5	-	-			-
Mr. Ram Charan	-	-	-	-	-			-
Mr. Manoj Singh	-	-	-	-	-			-
Sir Sumantra Chakrabarti	-	-	-	-	-			-
Ms. Vanitha Narayanan	-	-	-	-	-			-
Ms. Michelle Robyn Grew	-	-	-	-	-			-
Mr. Nathan Scott Fine	-	-	-	-	-			-
Mr. Samir Rai	-	-	-	-	-			-
Mr. Sanjeev Bedi	-	-	-	-	-			-
Mr. D. Muthukumaran(8)	*	-	*	-	-			-
Mr. Mayank Bansal(8)	*	-	*	-	-			-
Mr. Sanjay Varghese(8)	*	-	*	-	-			-
Mr. Balram Mehta(8)	-	-	-	-	-			-
All directors and executive officers as a group (14 persons)(11)	34,656,133	-	4.73	-	-			-

Notes:

* Less than 1%

(1)
In calculating the percentages, (a) the numerator is the relevant holder’s beneficial holding of Class A Ordinary Shares as of March 31, 2022 (calculated as set out above, including the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities exercisable any time within 60 days ); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2022 and the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities that, as of March 31, 2022, were held by the relevant holder and exercisable within 60 days, if any (but not the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities held by any other beneficial owner).
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and (b) the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.

(3)
Represents one Class D Ordinary Share and 64,867,691 Class A Ordinary Shares plus beneficial interests in 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. Any time after Closing, CPP Investments may transfer 14,893,835 ReNew India Ordinary Shares received by CPP Investments upon the conversion of its CCPS to ReNew Global, in exchange for 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share held by CPP Investments, shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments has transferred all its ReNew India Ordinary Shares received by it upon the conversion of its CCPS in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.
(4)
Platinum Cactus is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Platinum Cactus and Platinum Hawk C 2019 RSC Limited. Platinum Hawk C 2019 RSC Limited is the trustee of Platinum Cactus. Platinum Hawk C 2019 RSC Limited is a wholly owned subsidiary of ADIA, the beneficial owner of 58,170,916 Class A Ordinary Shares.. The principal business address of ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates 3600. The address of Platinum Hawk C 2019 RSC Limited is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. ADIA is a public institution wholly owned by the Government of the Emirate of Abu Dhabi and subject to its supervision.
(5)
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
(6)
Includes an aggregate of 18,160,330 Class A Shares and 31,938 Warrants subscribed by funds that are managed by TT International Asset Management Ltd Each Warrant can be exercised to acquire 1.0917589 Class A Ordinary Shares by payment of US$ 11.50. The business address of each fund and TT International Asset Management Ltd is c/o TT International Asset Management Ltd, 62 Threadneedle Street, London EC2R 8HP. Mr. Niall Paul has voting and dispositive power with respect to the securities held by certain TT segregated accounts, TT Emerging Markets Opportunities Fund Limited, TT Emerging Markets Opportunities Fund II Limited, TT Emerging Markets Equity Fund, a sub fund of TT International Funds plc. Further, Mr. Duncan Robertson has voting and dispositive power with respect to the securities held by TT Asia ex Japan Equity Fund, TT Asia-Pacific Equity Fund. Mr. Robert James has voting and dispositive power with respect to the securities held by certain TT segregated accounts, TT EM Unconstrained Opportunities Fund Limited and TT Emerging Markets Unconstrained Fund, a sub fund of TT International Funds plc. Mr. Harry Thomas and Mr. Andrew Raikes have voting and dispositive power with respect to the securities held by TT Environmental Solutions Fund, a sub fund of TT International Funds plc. Mr. Anthony Moorhouse has voting and dispositive power with respect to the securities held by TT Event Driven Fund SP, a Segregated Portfolio of TT SeaLegg Ltd.
(7)
Represents (i) 100 ReNew India Ordinary Shares held by Mr. Sinha directly in ReNew India and 18,810,019 ReNew India Ordinary Shares held by Mr. Sinha in ReNew India as of the date hereof through Cognisa and Wisemore, which are owned and controlled by Mr. Sinha. As of the date hereof, Mr. Sinha owns one Class B Ordinary Share which represents a number of votes from time to time equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement; and (ii) 10,537,869 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Sinha on March 31, 2022 that were exercisable on or within 60 days after that date.
(8)
Represents Class A Ordinary Shares issued and issuable upon the exercise of options awarded to Messrs. Sinha, Muthukumaran, Bansal, Varghese and Mehta within 60 days from the date hereof.
(9)
Represents 1,008,987 Class A Ordinary Shares and 266,681 Warrants held by Mr. Robert S. Mancini as on March 31, 2022. Each Warrant can be exercised to acquire 1.0917589 Class A Ordinary Shares by payment of US$ 11.50. During the year, Mr. Mancini sold 1,100,000 Class A Ordinary Shares in the open market.

(10)
GSW is owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holdings, L.P., Bridge Street 2011, L.P., Bridge Street 2011 Offshore, L.P., West Street Energy Partners, L.P., West Street Energy Partners Offshore Holding-B, L.P., West Street Energy Partners Offshore, L.P., MBD 2013, L.P. and MBD 2013 Offshore, L.P., or collectively, the “GSW Investors”. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing partner, managing member or investment manager of each of the GSW Investors. Michael Bruun is a Managing Director of an affiliate of The Goldman Sachs Group, Inc. and may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. Each of the GSW Investors and Michael Bruun disclaims beneficial ownership of all such shares, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Group, Inc. may be deemed to have beneficial ownership of the shares held by GSW, for the limited purpose of this disclosure in accordance with the SEC rules and regulations. The Goldman Sachs Group, Inc. disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein, if any. The address of GSW is Intercontinental Trust Ltd., Level 3, Alexander House, 35 Cybercity, Ebene, Mauritius. The address of the GSW Investors and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282. As of the date hereof, GSW owns 11,633,476 Class A Ordinary Shares and 105,863,766- Class C Ordinary Shares. The Class Ordinary C Shares will not be entitled to any voting rights on matters submitted to shareholders for a vote.
(11)
This includes 33,355,995 options held by the executive directors and executive officers of the Company. Beneficial ownership has been disclosed on the basis of the options vested as at June 1, 2022 (12,713,718) and the number of securities held.
b.
Related Party Transactions

Business Combination

On August 23, 2021, or the “Closing Date”, pursuant to the Business Combination Agreement, dated February 24, 2021, by and among RMG II, ReNew India, RMG II Representative, the Company, ReNew Power Global Merger Sub, a Cayman Islands exempted company, which is a wholly owned subsidiary of the Company, or the “Merger Sub” and certain shareholders of ReNew India, several transactions occurred, pursuant to which (i) Merger Sub merged with and into RMG II, with RMG II surviving and (ii) immediately after, the Major Shareholders transferred, and ReNew Global acquired, ordinary shares of ReNew India in exchange for the issuance of the Company’s Ordinary Shares and/or the payment of the ReNew Global Cash Consideration to the ReNew India Major Shareholders. The merger described in (i) is referred to as the “Merger” and the share exchange in (ii) is referred to as the “Exchange.” The Merger, the Exchange and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

The Merger

As a result of the Merger, (i) all the assets and liabilities of RMG II and Merger Sub vested in and became the assets and liabilities of RMG II as the surviving company, and RMG II thereafter exists as a wholly-owned subsidiary of the Company, (ii) each share of Merger Sub issued and outstanding immediately prior to the Merger Effective Time (occurred on August 20, 2021 and as defined in the Business Combination Agreement) was automatically cancelled and ceased to exist, (iii) the board of directors and executive officers of Merger Sub resigned, and the board of directors and executive officers of RMG II is as determined among RMG II, ReNew India and the Company, (iv) RMG II’s memorandum and articles of association was amended and restated and (v) each issued and outstanding RMG II security immediately prior to the Merger Effective Time was cancelled in exchange for the issuance of certain ordinary shares of the Company as set out in the section titled “Related Party Transactions—The Exchange” below.

Subject to the terms and conditions of the Business Combination Agreement, in consideration for the Merger:

•
each RMG II Unit issued and outstanding immediately prior to the Merger Effective Time was automatically detached and the holder thereof were deemed to hold one RMG II Class A Ordinary Share and one-third of an RMG II Warrant;
•
immediately following the separation of each RMG II Unit, each (a) RMG II Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time was cancelled in exchange for the issuance by the Company of one Class A Ordinary Share of the Company, and (b) RMG II Class B Share issued and outstanding immediately prior to the Merger Effective Time was automatically converted into one RMG II Class A Ordinary Share pursuant to RMG II’s organizational documents and cancelled in exchange for the issuance of one Class A Ordinary Share of the Company and, in each case, the allotment by the Company of Class A Ordinary Shares and Class C Ordinary Shares to holders of ReNew India’s ordinary shares;
•
immediately following the cancellation of the RMG II Class A Ordinary Shares and the RMG II Class B Shares, RMG II had issued 43,125,000 RMG II Class A Ordinary Shares to the Company in consideration for the Class A Ordinary Shares issued by the Company; and

•
each RMG II warrant that remained outstanding was automatically adjusted to become a Warrant, which shall be subject to the terms and conditions set forth in the Amended and Restated Warrant Agreement executed in connection with the Business Combination (including any repurchase rights and cashless exercise provisions), which provided that each Warrant will be exercisable (or will become exercisable in accordance with its terms) for 1.0917589 Class A Ordinary Share.

Immediately following the Merger Effective Time but before August 23, 2021, RMG II extended a loan to the Company in an aggregate principal amount equal to the value of substantially all of RMG II’s assets on such terms to be agreed between the Company and RMG II, with the prior written consent of ReNew India.

The Exchange

Following the Merger, subject to the terms and conditions set forth in the Business Combination Agreement, each Major Shareholder transferred their ReNew India Ordinary Shares to the Company. In consideration for such transfer of ReNew India Ordinary Shares, the Company (i) issued the number and class of Ordinary Shares, and/or (ii) paid a cash consideration to certain Major Shareholders as agreed in the Business Combination Agreement.

Subscription Agreement

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, RMG II and ReNew Global entered into Subscription Agreements with PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and ReNew Global agreed to issue and sell to such PIPE Investors, an aggregate of 85,500,000 Class A Ordinary Shares at $10.00 per share for gross proceeds of $855,000,000, or the “PIPE Subscription,” on August 20, 2021 (the date of the Merger). The Class A Ordinary Shares issued, pursuant to the Subscription Agreements were not registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. ReNew Global granted the PIPE Investors certain registration rights in connection with the PIPE Subscription.

Liquidation of RMG Sponsor II, LLC and Deed of Novation and Adherence

During the year, the RMG Sponsor II assigned its rights and novated its obligations under the ReNew Global Shareholders Agreement to MKC Investments, LLC by way of a deed of novation and adherence and was liquidated on February 17, 2022.

Shareholders Agreement

The Company entered into the ReNew Global Shareholders Agreement on August 23, 2021 with the Founder Investors, GSW, CPP Investments, Platinum Cactus, JERA and RMG Sponsor II, or together the “Shareholders Agreement Investors”, pursuant to which, among other things, the Company and the Shareholders Agreement Investors agreed that (i) the majority of the directors on the Board will not be resident in India, the United Kingdom, the Channel Islands or the Isle of Man and (ii) during the period commencing on the Closing Date until the second anniversary of the Closing Date, the Board will be comprised of up to eleven (11) directors, six (6) of whom must qualify as “independent” directors as determined in accordance with the rules and regulations of Nasdaq and the SEC (including at least two female independent directors) who initially were Mr. Sumant Sinha, Mr. Anuj Girotra, Mr. Projesh Banerjea, Mr. Michael Specht Bruun, Mr. Robert S. Mancini, Mr. Ram Charan, Mr. Manoj Singh, , Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan and Ms. Michelle Robyn Grew.

Pursuant to the ReNew Global Shareholders Agreement, certain Shareholders Agreement Investors have the right to appoint or reappoint certain directors to the Board as follows:

•
(i) until the second anniversary of the Closing Date or (ii) for so long as GSW, together with its affiliates, holds ReNew Global Shares, together with ReNew India Ordinary Shares, that represent an Effective Economic Interest of at least 10% (disregarding dilution resulting from certain share issuances by ReNew Global), whichever is longer, GSW has the right to appoint one (1) director to the ReNew Global Board, who initially is Mr. Michael Specht Bruun;

•
(i) until the second anniversary of the Closing Date or (ii) for so long as Platinum Cactus, together with its affiliates, holds ReNew Global Shares that represent an Effective Economic Interest of at least 10% (disregarding dilution resulting from certain share issuances by ReNew Global), whichever is longer, Platinum Cactus has the right to appoint one (1) director to the ReNew Global Board, who initially was Mr. Projesh Banerjea and is now Mr. Yuzhi Wang;

•
(i) until the second anniversary of the Closing Date or (ii) for so long as CPP Investments, together with its affiliates, holds ReNew Global Shares, together with ReNew India Ordinary Shares, that represent an Effective Economic Interest of at least 10% (disregarding dilution resulting from certain share issuances by ReNew Global), whichever is longer, CPP Investments has the right to appoint one (1) director to the ReNew Global Board, who initially is Mr. Anuj Girotra; and

•
(i) until the second anniversary of the Closing Date, (ii) for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Effective Economic Interest held by the Founder Investors (disregarding dilution resulting from any share issuances by ReNew Global) as of the Closing Date or (iii) for so long as the Founder is the Chief Executive Officer or Chairman of the ReNew group, whichever is longer, the Founder Investors have the right to appoint one (1) director to the ReNew Global Board, which will be the Founder himself for so long as he is the Chief Executive Officer or Chairman of the ReNew group and thereafter shall be any Person appointed by the Founder.

In addition, pursuant to the ReNew Global Shareholders Agreement, from Closing of the Business Combination until the second anniversary of the Closing Date, one (1) director will be Mr. Robert S. Mancini, or if he resigns or is otherwise unable to serve as a director prior to the second anniversary, his successor appointed by MKC Investments, LLC (as assignee of RMG Sponsor II) to the ReNew Global Board.

The Company and the Shareholders Agreement Investors agreed to take all necessary actions to give effect to the director appointment rights of the applicable Shareholders Agreement Investors (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of the appointment, reappointment or removal, as applicable, of such Shareholders Agreement Investors’ respective appointed directors).

Each of JERA (during the period commencing on the Closing Date until the second anniversary of the Closing Date), MKC Investments, LLC (as assignee of RMG Sponsor II) (for so long as it, together with its affiliates, holds at least 40% of the Effective Economic Interest (defined below) held by it on the Closing Date (disregarding dilution resulting from certain share issuances by ReNew Global)) and the Founder (for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Effective Economic Interest held by the Founder Investors as of the Closing Date (disregarding dilution resulting from any share issuances by ReNew Global)) have the right to appoint one individual as an observer on the ReNew Global Board and to remove such individual so appointed and to appoint another individual in that individual’s place. The Company and the Shareholders Agreement Investors agreed to take all necessary actions to cause the appointment of such observers, who will be entitled to (a) receive a copy of all notices, documents and other materials which are provided to directors of the Company, or which directors of the Company are entitled to, at the same time such notices, documents and other materials are provided to the directors, in connection with any meetings of the board or any committee of the board or any other matters to be resolved upon by the board and (b) attend all meetings of the board and any committee of the board, but such observers will not to be a director of the Company and, accordingly, will not be entitled to vote in any meetings of the board or any committee of the board or be counted for purposes of deciding whether there is a quorum at a meeting.

Pursuant to the ReNew Global Shareholders Agreement, the Company and the Shareholders Agreement Investors agreed that, for so long as the ReNew Global Shareholders Agreement is in effect, (i) the maximum number of directors on the Board will remain at eleven (11) and (ii) any action by the Board to increase or decrease the maximum size of the Board will require the prior written consent of each Shareholders Agreement Investor that has the right to appoint a director at such time pursuant to the terms of the ReNew Global Shareholders Agreement, except that if a Shareholders Agreement Investor with a director appointment right ceases to have such appointment right, the size of the Board may be decreased by the director such Shareholders Agreement Investor ceases to have such right to appoint, without the consent of any Shareholders Agreement Investor.

For the purposes of this section “Effective Economic Interest” means, with respect to a Shareholders Agreement Investor or a Significant Shareholder, as applicable, at a particular time of determination, the percentage equal to (a) (i) the total number of Class A Ordinary Shares and Class C Ordinary Shares, if any, held by such Shareholders Agreement Investor and its affiliates or such Significant Shareholders and its affiliates, as applicable, at such time, plus (ii) the number of Class A Ordinary Shares that would have been issued to such Shareholders Agreement Investor and its affiliates or such Significant Shareholder and its affiliates, as applicable, had they exchanged the ReNew India Ordinary Shares, if any, that they continue to hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing), divided by (b) the ReNew Global Shares Deemed Outstanding at such time.

“ReNew India Ordinary Shares” means the equity shares in the issued, subscribed and paid-up share capital of ReNew India having a par value of Rs. 10 each.

“ReNew Global Shares Deemed Outstanding” means, at a particular time of determination, (a) the total number of Class A Ordinary Shares and Class C Ordinary Shares issued and outstanding at such time, plus (b) the total number of Class A Ordinary Shares that would have been issued to the Founder Investors, GSW and CPP Investments and their respective affiliates if the Founder Investors, GSW and CPP Investments and their respective affiliates had exchanged the ReNew India Ordinary Shares that they continue to hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global’s shares or ReNew India Ordinary Shares after the Closing); but certain shares issued after August 23, 2021 are disregarded for this purpose.

Removal; Resignation; Vacancies

Each Shareholders Agreement Investor that has the right to appoint a director to the Board will have the right to remove its appointed director on the Board and the exclusive right to appoint a replacement director to fill any vacancy that is created at any time by the death, disqualification, disability, retirement, removal, failure of being elected or resignation of such Shareholders Agreement Investors’ appointed director on the Board, and the Company will be obligated to cause such vacancy to be filled, as soon as possible, by such replacement director. The Company will further agree that, subject to applicable law, it will not propose any resolution to its shareholders which would, if passed, remove, reduce, restrict, impair or otherwise prejudice the rights and powers of any Shareholders Agreement Investor (or any director appointed by such Shareholders Agreement Investor on the Board) under the ReNew Global Shareholders Agreement, including its director appointment rights, if any, other than any such resolution requested by such Shareholders Agreement Investor or that is required by applicable law.

If a Shareholders Agreement Investor with a director appointment right ceases to have such right pursuant to the terms of the ReNew Global Shareholders Agreement such that there are any seats on the Board for which no Shareholders Agreement Investor has the right to appoint a director, the selection of such director shall be conducted in accordance with applicable law and the organizational documents of the Company then in effect.

Board Committees; Other Governance Principles

In accordance with the ReNew Global Shareholders Agreement, the Company agreed to cause the Board to establish and maintain, from and following the Closing Date, an audit committee, a remuneration committee, a nomination committee and a finance and operations committee, comprised as follows:

•
the audit committee consists of three (3) directors who must qualify as “independent” directors as determined in accordance with the rules and regulations of Nasdaq and the SEC;

•
the remuneration committee consists of (i) one (1) director who must qualify as an “independent” director as determined in accordance with the rules and regulations of Nasdaq and the SEC (who will be the chairman of the remuneration committee), (ii) one (1) director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors;

•
the nomination committee consists of (i) one (1) director who must qualify as an “independent” director as determined in accordance with the rules and regulations of Nasdaq and the SEC (who will be the chairman of the nomination committee), (ii) one (1) director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors; and

•
the finance and operations committee consists of (i) one (1) director who must qualify as an “independent” director as determined in accordance with the rules and regulations of Nasdaq and the SEC (who will be the chairman of the remuneration committee), (ii) one (1) director appointed by each Shareholders Agreement Investor that, together with its affiliates, holds an Effective Economic Interest equal to or greater than 10% and that has a director appointment right and (iii) the director appointed by the Founder Investors.

Unless already serving as a member of the applicable committee, upon the request of a Shareholders Agreement Investor that, together with its affiliates, holds an Effective Economic Interest equal to or greater than 10% and that has a director appointment right, the Company will be obligated to cause the director appointed by such Shareholders Agreement Investor to be appointed as an observer on each of the audit committee, the remuneration committee, the nomination committee and the finance and operations committee, who will be entitled to all rights and privileges of a member of such committee except for the right to vote in meetings of such committee and to be considered for purposes of the calculation of a quorum.

Notwithstanding the contemplated composition of the committees discussed above, the Company and the Shareholders Agreement Investors will agree to take all necessary actions within their control (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of any resolutions) to implement and effect the following governance principles within the applicable time period:

•
by the date that is two (2) years following the Closing Date, all committees of the Board will have a majority of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC;

•
by the date that is five (5) years following the Closing Date, all committees of the Board will consist only of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC, except for one (1) representative of the ReNew group where necessary and permitted by applicable law; and

•
by the date that is two (2) years following the Closing Date, a lead independent director will be appointed to the Board.

Observer rights

(i) During the period commencing on the Closing Date until the second anniversary date thereof, JERA shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place, (ii) for so long as RMG, together with its Affiliates, holds at least 40% of the Effective Economic Interest held by RMG as of the Closing Date (excluding, any dilution post Closing Date), RMG shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place and (iii) for so long as the Founder, together with his Affiliates, including the other Founder Investors, holds at least 40% of the Effective Economic Interest held by the Founder Investors as of the Closing Date (excluding, any dilution post Closing Date), the Founder shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place.

Founder Consultation Rights

Pursuant to the ReNew Global Shareholders Agreement, for so long as the Founder (together with his affiliates) holds any Ordinary Shares of the Company or ReNew India Ordinary Shares, the Company must first consult with the Founder in good faith before appointing or removing the Chief Executive Officer of the ReNew group or the Chairman of the Board.

Founder Investor Exchange Rights

At any time prior to August 20, 2026, each Founder Investor will have a right under the ReNew Global Shareholders Agreement to deliver a notice to the Company requiring the Company, at any time, subject to applicable law, as such Founder Investor may determine, to issue Class A Ordinary Shares to such Founder Investor and/or its Affiliates or nominees in exchange for the transfer to the Company of ReNew India Ordinary Shares held by such Founder Investor, at the same exchange ratio as applied under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global Shares or ReNew India Ordinary Shares after the Closing). The Company and the Shareholders Agreement Investors will agree to take all necessary actions (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of any resolution) to increase our share capital to effect and facilitate such issuance and to register such Class A Ordinary Shares pursuant to and in accordance with the Registration Rights, Coordination and Put Option Agreement.

Restrictions Relating to ReNew

For so long as CPP Investments, GSW or a Founder Investor continues to hold ReNew India Ordinary Shares following the Closing, the Company has agreed under the ReNew Global Shareholders Agreement not to permit the Company to, without CPP Investments’, GSW’s, such Founder Investor’s and, in the case of the matters contemplated by clauses (i) through (iii), Platinum Cactus’s prior written consent, as applicable: (i) issue shares, other than issuances to the Company or to a wholly owned subsidiary of the Company; (ii) alter or change the rights, preferences or privileges of the ReNew India Ordinary Shares; (iii) repurchase, buy-back or otherwise extinguish any ReNew India Ordinary Shares, other than in connection with the Founder Investors’ put rights under the Registration Rights, Coordination and Put Option Agreement; or (iv) amend or waive any provision of the constitutional documents of ReNew India, in each case, in a manner that is materially adverse and disproportionate to CPP Investments, GSW or such Founder Investor, as applicable, in relation to its ReNew India Ordinary Shares as compared to any other shareholder of the Company in relation to such shareholder’s ReNew India Ordinary Shares.

ReNew India Ordinary Shares Transfer Restrictions

In addition, the Company and the Shareholders Agreement Investors have agreed, pursuant to the ReNew Global Shareholders Agreement, that the articles of association of ReNew India adopted with effect from the Closing will provide that CPP Investments, GSW and the Founder Investors will not be permitted to transfer any ReNew India Ordinary Shares other than to their respective affiliates or to the Company, except for certain transfers by the Founder Investors relating to indebtedness incurred by the Founder Investors and their affiliates.

ReNew Global Articles

Pursuant to the ReNew Global Shareholders Agreement, the Company on August 23, 2021 adopted the ReNew Global Articles with effect as of the Closing which, among other things, incorporated and gave effect to the applicable provisions of the ReNew Global Shareholders Agreement and the terms of the ordinary shares set forth in the ReNew Global Shareholders Agreement as discussed below and provide that the provisions of the ReNew Global Articles that incorporate and give effect to such provisions and terms may not be amended or waived without the prior written consent of the Shareholders Agreement Investors that hold an Effective Economic Interest. Pursuant to the ReNew Global Shareholders Agreement, the Company and the Shareholders Agreement Investors agreed that in the event of any conflict or inconsistency between the ReNew Global Shareholders Agreement and the ReNew Global Articles, it is their intent that the provisions of the ReNew Global Shareholders Agreement will prevail and the Company and the Shareholders Agreement Investors will take all necessary actions within their control (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of any resolution) to amend the ReNew Global Articles accordingly.

Terms of ReNew Global Shares—Voting Rights

Pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles the following voting rights attach to the ReNew Global Shares:

•
each Class A Ordinary Share is entitled to one vote;
•
the Class B Ordinary Share represents a number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global Shares or ReNew India Ordinary Shares after the Closing);
•
the Class C Ordinary Share is not entitled to any voting rights; and
•
the Class D Ordinary Share represents a number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global Shares or ReNew India Ordinary Shares after the Closing).

Terms of ReNew Global Shares—Redemption and Cancellation; Conversion and Re-designation

Pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles provide that (i) subject to applicable law, the Company may in its sole discretion redeem and cancel the Class B Ordinary Share for nominal value at any time after the Founder Investors and their respective affiliates cease to hold any ReNew India Ordinary Shares and (ii) the Company will redeem and cancel the Class D Ordinary Share for nominal value as soon as reasonably practicable following the transfer and contribution to ReNew Global of all of the ReNew India Ordinary Shares that continue to be held by CPP Investments and its affiliates following the Closing in exchange for Class A Ordinary Shares pursuant to the terms of the Business Combination Agreement.

In addition, pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles provides that each Class C Ordinary Share will be automatically re-designated as one Class A Ordinary Share in the hands of a transferee (other than where the holder thereof transfers such Class C Ordinary Share to any of its affiliates) upon a transfer of such Class C Ordinary Share: (i) pursuant to a widespread public distribution; (ii) to the Company; (iii) in transfers in which no transferee (or group of associated transferees within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) receives equal to or more than 2% of the issued and outstanding Class A Ordinary Shares or a class of voting shares of the Company representing 2% of the voting power attached to such class of voting shares; or (iv) to a transferee that controls more than 50% of the issued and outstanding Class A Ordinary Shares and more than 50% of the issued and outstanding shares of each other class of voting shares of the Company, without counting any Class C Ordinary Share transferred to such transferee.

Terms of ReNew Global Shares—Transferability

Pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles provide that each of the Class B Ordinary Share and the Class D Ordinary Share shall not be transferable by the holder thereof, except to any of its affiliates.

Terms of ReNew Global Shares—Rights to Dividends and Other Distributions

Pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles contains provisions reflecting that (i) the holders of Class A Ordinary Shares and Class C Ordinary Share are entitled to dividends and other distributions pro rata with all other shares in the capital of ReNew Global which are entitled to dividends and other distributions and (ii) until August 23, 2024, the holder of the Class B Ordinary Share and the holder of the Class D Ordinary Share will be entitled to participate in dividends and other distributions by ReNew Global to the holders of Class A Ordinary Shares and Class C Ordinary Share, which will be made pro rata to the number of Class A Ordinary Shares and Class C Ordinary Share held by each such person and on the basis that each of the holders of the Class B Ordinary Share and the Class D Share will be deemed to hold, at the time of such dividend or other distribution, such number of Class A Ordinary Shares as would have been issued to such holder and its affiliates if such holder and its affiliates had exchanged the ReNew India Ordinary Shares that they continue to hold at the time of such dividend or other distribution for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global Shares or ReNew India Ordinary Shares after the Closing), without duplication of, and reduced by, the amount of any dividends or other distributions made by ReNew to its shareholders in which the holder of the Class B Ordinary Share or any of its affiliates or the holder of the Class D Ordinary Share or any of its affiliates participates in its or their capacity as a holder of ReNew India Ordinary Shares.

Termination

Following the Closing, the ReNew Global Shareholders Agreement will terminate (i) as to a particular Shareholders Agreement Investor, at such time as such Shareholders Agreement Investor and its affiliates cease to hold any ReNew Global Shares or ReNew India Ordinary Shares and (ii) as to all Shareholders Agreement Investors and ReNew Global, at such time as all Shareholders Agreement Investors and their respective affiliates cease to hold any ReNew Global Shares or ReNew India Ordinary Shares or upon the written consent of all parties to the ReNew Global Shareholders Agreement.

Registration Rights, Coordination and Put Option Agreement

Pursuant to the Business Combination Agreement, on August 23, 2021, the Company, each of GSW, CPP Investments, Platinum Cactus, JERA, SACEF and RMG Sponsor II, or “Significant Shareholders”, the Founder Investors and ReNew India have entered into a registration rights, coordination and put option agreement, or the “Registration Rights, Coordination and Put Option Agreement,” pursuant to which, among other things, (i) the Significant Shareholders are entitled to certain registration rights in respect of the resale, pursuant to Rule 415 under the Securities Act, of the Class A Ordinary Shares and the Class C Ordinary Share to be received by or issued or issuable to such parties in connection with the Business Combination pursuant to the terms of the Business Combination Agreement, or the “Significant Shareholder Registrable Securities,” (ii) the Significant Shareholders (other than SACEF and RMG Sponsor II (for so long as it is not an affiliate of ReNew Global)) agreed to certain obligations to coordinate transfers and sales of Significant Shareholder Registrable Securities, (iii) the Founder Investors are entitled to require the Company to purchase certain ReNew India Ordinary Shares held by the Founder Investors and the Company agreed to register for issuance of Class A Ordinary Shares, or the “Founder Registrable Securities” and, together with the Significant Shareholder Registrable Securities, the “Registrable Securities,” to the extent required to be issued for purposes of financing and facilitating such purchase of ReNew India Ordinary Shares pursuant to a Founder Investor Ordinary Put Option (as described below), or a “Founder Investor Put Financing Issuance,” and (iv) the Significant Shareholders (other than SACEF) and the Founder Investors will agree to certain post-Closing transfer restrictions during a lock-up period in respect of ReNew Global Shares held by them.

Registration Rights

Under the Registration Rights, Coordination and Put Option Agreement, we agreed to file a registration statement on Form F-1 within thirty (30) days of the Closing for the resale of Registrable Securities pursuant to Rule 415 under the Securities Act, and use our commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to maintain such effectiveness until such time that all Registrable Securities covered by such registration statement until such time as there are no longer any Registrable Securities. The Company also agreed to convert such registration statement to a shelf registration statement on Form F-3 as soon as practicable after the Company becomes eligible to use such form and to similarly maintain the effectiveness of such registration statement. Additionally, for so long as the Founder Investors have the right to require the Company to purchase ReNew India Ordinary Shares held by them (as described below), the Company agreed to file and maintain a registration statement to cover issuances of Class A Ordinary Shares by the Company for purposes of a Founder Investor Put Financing Issuance.

The Significant Shareholders are entitled from time to time to deliver to the Company a request to sell all or a portion of their Registrable Securities under an effective shelf registration statement in an underwritten offering; provided, that (a) each Significant Shareholder shall be entitled to make no more than two (2) such requests in the 12-month period immediately following Closing and no more than one (1) such request in each calendar quarter thereafter, and (b) the Company shall not be required to effect an offering if (i) during the 12-month period immediately following Closing, the Company has effected one (1) offering pursuant to a Significant Shareholder’s request in the immediately preceding three (3) month period, and (ii) after such 12-month period, the Company has effected two (2) offerings pursuant to a Significant Shareholder’s request in the calendar quarter in which a request for an offering is received.

Each other Significant Shareholder holding Registrable Securities are entitled to join the requesting Significant Shareholder in underwritten offerings under the shelf registration statement by requesting for such number of such joining Significant Shareholder’s ReNew Global Shares equal to not more than its Effective Economic Interest be included in such offering, subject to customary underwriter cut-backs. If the managing underwriter(s) appointed by the Company in respect of such offering advice that marketing factors require a cut-back in the number of Registrable Securities requested to be sold under the offering, the number of Registrable Securities to be sold by each requesting Significant Shareholder will be reduced on a pro rata basis based on the number of Registrable Securities requested to be sold by all of the selling Significant Shareholders; provided that: (a) if such right is exercised by GSW, the number of Registrable Securities to be sold by GSW in respect of such offering will not be reduced and will take priority (i) if GSW is the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities equal to the greater of (A) such number of Registrable Securities, when taken together with the amount of all Registrable Securities sold by GSW in all prior offerings requested by GSW, equal to 5% of the then issued and outstanding ReNew Global Shares and (B) such number of Registrable Securities as may be necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares; or (ii) if GSW is not the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities as may be necessary to enable GSW to reduce (A) the GSW Total Equity Interest to 33% and/or (B) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares, or the “GSW Priority Offering Right,” and any offering of Registrable Securities in respect of which GSW exercises the GSW Priority Offering Right, a “GSW Priority Offering”; and (b) subject to the GSW Priority Offering Right, the number of Registrable Securities to be sold by SACEF in respect of such offering will not be reduced and will take priority. If GSW exercises its GSW Priority Offering Right, in each subsequent offering that is not a GSW Priority Offering, each of the Significant Shareholders other than GSW will be entitled to have their Registrable Securities sold (pro rata to the number of Registrable Securities requested to be sold by each such Significant Shareholder in aggregate in each GSW Priority Offering) in priority to any Registrable Securities requested to be sold by GSW in such offering, until each such Significant Shareholder (other than GSW) has sold such number of Registrable Securities it had requested to sell and would have been entitled to sell in prior GSW Priority Offerings but for the exercise of the GSW Priority Offering Right, or the “Catch-Up Right”; provided that if a Significant Shareholder elects not to participate in a subsequent offering requested by GSW where such Significant Shareholder would have been entitled to exercise its Catch-Up Right, such Significant Shareholder shall cease to be entitled to such Catch-Up Right in respect of such number of Registrable Securities it would have been entitled to sell under its Catch-Up Right had such Significant Shareholder participated in such offering.

If the Company proposes to file a registration statement to register securities or effect an offering of securities for its own account or the account of any other shareholder who is not a Significant Shareholder or a Founder Investor, the Company will be required to notify all Significant Shareholders and the Founder Investors prior to filing such registration statement, and each of the Significant Shareholders and Founder Investors will be entitled to piggyback registration rights to request that Registrable Securities held by them equal to not more than such Significant Shareholder’s or such Founder Investor’s Effective Economic Interest be included in such registration statement. If the managing underwriter(s) appointed in respect of a piggyback registration that is an underwritten offering advice that marketing factors require a cut-back in the number of Registrable Securities that can be sold under the offering, the number of Registrable Securities to be sold by each Significant Shareholder and each Founder Investor requesting to include its Registrable Securities in such offering will be reduced on a pro rata basis based on the number of Registrable Securities requested to be sold by all of the requesting Significant Shareholders and Founder Investors; provided, that (a) GSW shall be entitled to exercise the GSW Priority Offering Right in respect of such offering and (b) subject to the GSW Priority Offering Right, (i) the number of Registrable Securities to be sold by SACEF in respect of such offering will not be reduced and will take priority and (ii) the number of Registrable Securities proposed to be offered in respect of the Founder Investors (through a Founder Investor Put Financing Issuance) will not be reduced and will take priority.

Each Significant Shareholder’s and Founder Investor’s registration rights pursuant to the Registration Rights, Coordination and Put Option Agreement will not be transferrable to any third party, except (a) that GSW’s registration rights in respect of its Class C Ordinary Share will transfer to a third party which acquires Class C Ordinary Share from GSW provided such third party agrees to comply with the obligations applicable to GSW under the Registration Rights, Coordination and Put Option Agreement as if such third party were a party thereto, and provided further that such third party will only be subject to the coordination obligations thereunder if such third party acquires Class C Ordinary Share representing an Effective Economic Interest of at least 5%. GSW’s registration rights are also transferable to third-parties that acquire Class A Ordinary Shares from GSW pursuant to its lock-up transfer right, (b) that the Founder Investors’ registration rights may be transferred to certain third parties in connection with the exercise of the Founder Investors’ put option and swap rights under the Registration Rights, Coordination and Put Option Agreement and (c) to their affiliates.

Coordination

Other than (a) SACEF, (b) for so long as it is not an affiliate of the Company, MKC Investments, LLC (as assignee of RMG Sponsor II), and (c) GSW, but only to the extent a transfer of ReNew Global Shares by GSW is (i) necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares or (ii) pursuant to an exception to its post-Closing lock-up, each Significant Shareholder will agree to use its commercially reasonable efforts to coordinate all sales and/or transfers of ReNew Global Shares pursuant to (A) registered underwritten offerings of Registrable Securities, except for underwritten block trades conducted during the two (2) year period following Closing, and (B) any registered non-underwritten offering and sales pursuant to Rule 144 under the Securities Act until the earlier of (x) the date falling two (2) years after the Closing or (y) in respect of any particular Significant Shareholder, the date on which it holds an Effective Economic Interest less than or equal to 25% of the Effective Economic Interest it held immediately following the Closing.

No later than ten (10) days prior to the commencement of each calendar quarter following the date that is 180 days following the Closing, each Significant Shareholder (other than SACEF) shall provide the other Significant Shareholders with a written notice of its intention to sell any ReNew Global Shares during such calendar quarter (provided that the first notice shall be provided no later than ten (10) days after the date that is 180 days following the Closing and shall apply for that calendar quarter). Such notice shall facilitate all Significant Shareholders (other than SACEF) electing to transfer ReNew Global Shares to coordinate the timing and process for such transfers in an orderly manner. Each Significant Shareholder receiving such notice shall be entitled to effect a transfer of such number of its ReNew Global Shares during the relevant calendar quarter on a pro rata basis to the aggregate number of ReNew Global Shares proposed to be transferred by the other Significant Shareholders during that calendar quarter. Furthermore, any transfer of ReNew Global Shares by a Significant Shareholder (other than SACEF) or any issuance of ReNew Global Shares by ReNew Global which would result in change of control of the Company will not be consummated unless the Company has purchased in full all ReNew India Ordinary Shares that the Founder Investors have elected to sell to the Company in connection with such change of control pursuant to the Founder Investors’ put rights described below.

Founder Investors’ Put Options

Under the Registration Rights, Coordination and Put Option Agreement, the Founder Investors are entitled to require or request (as applicable) that the Company purchase from such Founder Investor its ReNew India Ordinary Shares held by the Founder Investors or their affiliates, or the “Put Shares,” in the following manner, or the “Founder Investor Put Options,”:

(a)
Founder Investor De-Minimis Put Option. The Founder Investors will, from time to time, be entitled, by issuing a written notice at least twelve (12) months in advance and no more than once during each calendar year, to require the Company to purchase Put Shares, at a price per Put Share equal to the value per Put Share implied by the volume weighted average price of Class A Ordinary Shares over the 30 trading days immediately preceding the completion of such purchase, for an aggregate amount not exceeding $12 million per calendar year. Additionally, the Founder Investors may elect to exercise during a calendar year such put option in respect of up to the next two (2) subsequent calendar years in advance, and such put options exercised in advance will be deemed to have been exercised on the first day of the respective subsequent calendar years. The closing of any such purchase during a calendar year shall occur on the date immediately after the announcement by the Company of its financial results following the date falling 12 months after the exercise of such put option.
(b)
Founder Investor Ordinary Put Option. In addition, the Founder Investors will be entitled to request, from time to time (subject to customary blackout periods), that the Company purchase such number of Put Shares as the Founder Investors may desire to sell to the Company, or the “Founder Investors Ordinary Put Option”; provided that the Company will be under no obligation to agree to such purchase unless (i) (x) acting reasonably, the Company determines that market conditions are appropriate to undertake a successful Founder Investor Put Financing Issuance to finance such purchase and (y) following such determination, the Company, making reasonable efforts, successfully consummates such Founder Investor Put Financing Issuance or (ii) the Board of the Company determines, in its sole and absolute discretion, to finance such purchase with cash on hand and without consummating a Founder Investor Put Financing Issuance. The price per Put Share payable by the Company in respect of any such purchase will be the value per Put Share implied by the price per the Company Share received by the Company pursuant to the Founder Investor Put Financing Issuance or, if such sale is financed with our cash on hand, the volume-weighted average price per Class A Ordinary Share reported on the Nasdaq during the thirty (30) trading days-period ending on the trading day immediately prior to the closing date of such purchase.

During the one (1) year period following the Closing Date, subject to paragraph (c) below the Founder Investors may only exercise the Founder Investors Ordinary Put Option if the proceeds of the sale are used by the Founder to repay, prepay or otherwise discharge outstanding indebtedness incurred by the Founder and secured by his ReNew India Ordinary Shares as at the Closing.

(c)
Founder Investor Change of Control and Termination Put Option. In the event of (i) any transfer of ReNew Global Shares by Significant Shareholders or any issuance of ReNew Global Shares by the Company which would result in a change of control of the Company or (ii) the termination or non-renewal of the employment of the Founder (other than as a result of his willful default or fraud), the Founder Investors shall be entitled to require the Company to purchase all or any number of Put Shares at the following price per Put Share: (A) if such change of control would result from a transfer of ReNew Global Shares by Significant Shareholders or an issuance of ReNew Global Shares by the Company, the value per Put Share implied by the consideration per ReNew Global Share to be payable to such Significant Shareholders in connection with such transfer or the price per ReNew Global Share received by the Company pursuant to such issuance, as the case may be; or (B) in any other case, (x) if a Founder Investor Put Financing Issuance is not undertaken in connection with such purchase, the value per Put Share implied by the volume weighted average price of Class A Ordinary Shares over the two (2) trading days immediately preceding the completion of such purchase from the Founder Investors or (y) if a Founder Investor Put Financing Issuance is undertaken, the value per Put Share implied by the price per ReNew Global Share received by the Company pursuant to such Founder Investor Put Financing Issuance.

In addition, under the Registration Rights, Coordination and Put Option Agreement, to the extent the Founder Investors identify a third party, or an affiliate, willing to acquire any of the ReNew India Ordinary Shares held by them, the Company will agree to use its commercially reasonable efforts to facilitate an issuance of Class A Ordinary Shares to such third party, or affiliate, in exchange for the transfer of ReNew India Ordinary Shares by the Founder Investors to the Company.

Lock-up

Subject to certain limited exceptions, (a) the Founder Investors agreed not to transfer any ReNew Global Shares during the period commencing on August 23, 2021 and ending on the date that is one (1) year following August 23, 2021, and (b) each Significant Shareholder (other than SACEF, which will not be subject to any lock-up) agreed not to transfer any ReNew Global Shares during the period commencing on August 23, 2021 and ending on the date that is 180 days following August 23, 2021, except that, during such lock-up period, GSW will be permitted to sell ReNew Global Shares held by it equal to the greater of (i) 5% of the total issued and outstanding ReNew Global Shares as of immediately following the Closing; and (ii) such number of ReNew Global Shares as may be necessary to enable GSW to reduce (A) the GSW Total Equity Interest to 33% and/or (B) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares; provided that any third party transferee of such ReNew Global Shares from GSW shall also have agreed to be subject to the lock-up restrictions under the Registration Rights, Coordination and Put Option Agreement for the remainder of the lock-up period. Following the expiration of the lock-up period, the Company will agree to assist in removing any restricted legends from any share certificates in respect of ReNew Global Shares, as applicable.

In addition, certain executive officers of the Company will be subject to a one (1) year lock-up period following August 23, 2021, which the Company, in its discretion, may reduce to nine (9) months.

Voting Agreement

Pursuant to the Business Combination Agreement, at the Closing, the Company, ReNew India, GSW, CPP Investments and the Founder Investors entered into a voting agreement, or the “Voting Agreement,” pursuant to which, among other things, GSW, CPP Investments and the Founder Investors have granted to the Company (or its representative or nominee) irrevocable proxies to exercise all voting rights in respect of their respective ReNew India Ordinary Shares that they continue to hold following the Closing at all general meetings of the shareholders of the Company, subject to certain conditions, including that (i) the Company will vote such ReNew India Ordinary Shares in the same manner it votes the ReNew India Ordinary Shares that it owns, and (ii) the Company will not vote in favor of certain matters that would materially and adversely affect certain rights of GSW relating to its ReNew India Ordinary Shares without its consent; and (iii) the Company will not vote in favor of matters that would materially adversely and disproportionately affect the Economic Interests of the Founder Investors, GSW and CPP Investments, as compared to the Economic Interests of other shareholders of the Company, or certain rights of the Founder Investors and CPP Investments relating to their ReNew India Ordinary Shares, as compared to the other shareholders of ReNew, in each case, without the prior written consent of the Founder Investors.

Corporate Guarantee for Non-Convertible Debentures Issued by Wisemore

In January 2021, Wisemore, a company owned and controlled by the Founder issued secured, redeemable, listed, zero coupon non-convertible debentures aggregating up to Rs. 4,900,000,000 to certain lenders. These non-convertible debentures were guaranteed by ReNew India. Prior to the Closing Date, ReNew India discharged the guarantee over these non-convertible debentures.

Employment Agreements

See section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B for a description of the employment agreements with our executive officers.

Equity-Based Compensation Plans

See section titled “Compensation — Equity Compensation ” under Item 6.B for a description of the equity incentive plans.

ReNew Foundation

The Company set up the ReNew Foundation, which is a non-profit organization under Indian laws, to further its corporate social responsibility initiatives. Mr. Sumant Sinha and Ms. Vaishali Sinha are the directors of ReNew Foundation. ReNew Foundation is a philanthropic arm of the Company working towards creating sustainable communities through its initiatives around energy access in rural and semi-urban rural areas. Further, ReNew Foundation is involved in conducting a wide mix of thought-leadership events in the form of expert lecture sessions and roundtables for discussing various challenges and opportunities under the broad spectrum of sustainability, environment and social responsibility, as well as feeding those discussions into recommendations for various stakeholders.

c.
Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

a.
Consolidated Statements and Other Financial Information

See section titled “Financial Statements” under Item 18 for a list of the financial statements filed as part of this Report.

Legal Proceedings

Except as disclosed below, our Company and our subsidiaries are not currently subject to any material regulatory, legal, tax or arbitration proceedings which may have or have had a significant material impact on our financial position or profitability nor are we aware of any such proceedings that are pending or threatened.

Other than the outstanding material litigations, proceedings and potential liabilities disclosed below, we are also party to other regular course litigations, proceedings and potential liabilities with OEMs, customers, contractors and suppliers, including matters relating to payment disputes, right of way issues and disputes over land that arise in the ordinary course of our business in India. We do not consider any of these matters individually to have a significant material impact on us.

(i) Abha Sunlight Private Limited and Izra Solar Energy Private Limited, our subsidiaries, entered into separate power purchase agreement, or “PPA” with Chamundeshwari Electricity Supply Corporation Limited, or “CESCOM”, to develop two 20 MW solar power projects in Taluk Kalaghatagi, District Dharwad in the State of Karnataka and Taluk Gokak, District Belgaum in the State of Karnataka, respectively. Both PPAs provide for downward revision of tariff and liquidated damages for any delays in commissioning other than on account of force majeure events specified in the PPAs. Commissioning of both projects was delayed due to heavy rainfall at both project locations. Consequently, Abha Sunlight Private Limited and Izra Solar Energy Private Limited claimed force majeure under the relevant PPA and asked to extend the scheduled date of commissioning. Subsequently, Abha Sunlight Private Limited and Izra Solar Energy Private Limited commissioned the projects with a delay of eight days and five days, respectively. Under the PPAs, if delay in commissioning the project is due to force majeure, the petitioner is first required to commission and then seek approval for condonation of delay before the Karnataka Electricity Regulatory Commission, or “KERC.” Accordingly, Abha Sunlight Private Limited and Izra Solar Energy Private Limited have filed separate petitions before the KERC against CESCOM and Karnataka Renewable Energy Development Limited, seeking condonation of delay and extension of the scheduled date of commissioning on account of aforementioned force majeure event. CESCOM has filed separate statements of objections seeking dismissal of both petitions. By its order dated November 11, 2021, the KERC allowed the petitions and condoned the delay in commissioning the two 20MW solar power projects on account of force majeure and extended the schedule date of commissioning. Consequently, the downward revision of tariff and liquidated damages will not be applicable.

(ii) ReNew Wind Energy (TN) Private Limited, our subsidiary, has filed a petition against Solar Energy Corporation of India, or “SECI”, and others, before the Central Electricity Regulatory Commission, or “CERC.” The petitioner had entered into a PPA with SECI to develop a 265 MW wind power project situated at Bhuj, in the State of Gujarat. The petitioner stated that due to force majeure events and events beyond its control, it has become impossible to commission the project within the timelines specified in the PPA. Accordingly, the petitioner has sought, inter alia, a declaration from CERC that the petitioner is entitled to terminate the PPA on account of force majeure and impossibility of performance, and an injunction restraining SECI from taking any adverse or coercive steps. In its letter dated July 26, 2020 to SECI, the petitioner notified SECI of its intention to terminate the PPA due to impossibility of performance and frustration on account of force majeure events and requested SECI to return the performance bank guarantee submitted by the petitioner. In its order dated August 6, 2020, CERC directed SECI not to invoke the performance bank guarantee until the next date of hearing. This petition is pending.

Subsequently, by way of a letter dated July 29, 2020, the petitioner surrendered to Power Grid Corporation of India Limited, or “PGCIL”, the connectivity and relinquishment of the long-term access to the Project and sought return of the bank guarantee submitted in favor of PGCIL. Thereafter, the petitioner filed a petition before the CERC against PGCIL seeking, inter alia: (i) a declaration that the transmission agreements for connectivity, transmission service agreement and the agreement for long-term access for its project, entered into between the petitioner and PGCIL stand frustrated on account of force majeure and impossibility; (ii) return of the bank guarantee by PGCIL, which was submitted by the petitioner in terms of the transmission agreement for connectivity and the long-term access agreement for such project; and (iii) a declaration that no relinquishment charges or any other charges or penalties are payable by the petitioner. Along with this petition, the petitioner also filed an interlocutory application before the CERC seeking, inter alia, an ex parte stay against the invocation of the bank guarantees for connectivity and long-term access submitted by the petitioner. The CERC has admitted the petition and ordered, inter alia, status quo on invocation of the bank guarantee until further hearing. This petition and the interlocutory application are pending.

(iii) The petitioners, ReNew Wind Energy (MP Three) Private Limited and ReNew Wind Energy (Rajasthan Four) Private Limited, our subsidiaries, entered into PPAs with the BESCOM to develop 20MW solar power projects at Taluks Honalli and Turvukere, in the State of Karnataka, respectively. Due to delay in commissioning of the power projects within the timelines under the PPAs, BESCOM issued letters to petitioners in relation to reduction of tariff and levy of liquidated damages on account of delay in commissioning, of the Honalli and Turvukere projects. ReNew Wind Energy (MP Three) Private Limited approached the High Court of Karnataka challenging these letters, which disposed of the writ petition with a direction to the petitioners to approach the KERC for appropriate relief. The petitioners then filed petitions, or “KERC Petitions”, before the KERC for quashing these letters, arguing that the delay in commissioning was on account of force majeure events including, due to inordinate delay in granting evacuation approval by the Karnataka Power Transmission Corporation Limited and delays on account of implementation of the Goods and Services Tax Act, 2017. Through its replies, BESCOM has opposed the KERC Petitions and relief sought therein. By its final judgment and order dated February 11, 2022, the KERC allowed the KERC Petitions, condoning the delay in commissioning of the Honalli and Turvukere projects on account of force majeure. Consequently, the liquidated damages and reduction in tariff will not be applicable, and be recoverable.

(iv) The petitioner, ReNew Clean Energy Private Limited, our subsidiary, filed a petition against Madhya Pradesh Power Management Company Limited, or “MPPMCL”, before the Madhya Pradesh Electricity Regulatory Commission. Due to introduction of goods and services tax laws in 2017, in India, the Petitioner issued a letter to MPPMCL for obtaining relief under the change in law provision under the PPA entered into with MPPMCL, however, the same was rejected by MPPMCL. Subsequently, the Petitioner has filed this petition claiming that due to change in law, it has suffered increase in recurring and non-recurring expenditure and has sought a direction to grant compensation of account of change in law. This petition is pending.

(v) The KERC, through its order dated July 4, 2014, or “Wind Order”, specified, among others, the wheeling and banking charges at 5% and 2% respectively, of injected energy for wind energy projects that were commissioned on or before March 31, 2018, for a period of 10 years from the date of commissioning. Subsequently, through its order dated August 18, 2014 or “Solar Order”, the KERC exempted the wheeling and banking charges and cross subsidy charges for solar power plants. However, pursuant to an order dated May 14, 2018 or “Impugned May 14 Order”, KERC levied transmission charges, line losses and other charges including banking charges in respect of solar and wind power plants which were commissioned between March 31, 2017 and March 31, 2018. All renewable energy projects subject to a renewable energy certificate which had not completed 10 years from date of commercial operation as on March 31, 2018 were liable to pay 25% of the normal transmission charges and/or wheeling charges in cash as determined by the Commission from time to time. The Company, and certain of our subsidiaries (including ReNew Wind Energy (AP) Private Limited) and others filed a writ petition against BESCOM and other distribution licensees, or “ESCOMs” before the High Court of Karnataka or “Karnataka HC”, seeking issuance of a direction for setting aside the Impugned May 14 Order. The Karnataka HC has allowed this petition and set aside the Impugned May 14 Order, which has now been challenged by an appeal by ESCOMs and KERC before the Karnataka HC. The appeals are pending.

(vi) Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited, had filed a petition against National Thermal Power Corporation Limited, SECI, ReNew Solar Energy (Karnataka) Private Limited and other solar power developers before the Andhra Pradesh Electricity Regulatory Commission, or “APERC” for certain reliefs, including: (i) revision of tariff in respect of the solar power projects of ReNew Solar Energy (Karnataka) Private Limited and other solar power developers to Rs. 2.44 per unit from July 2019 onwards with respect to PPAs/power sale agreements entered into during 2012 to 2016; or (ii) reduction of the duration of the PPA/ power sale agreements to a period of five years from the date of commercial operation with respect to PPAs/ power sale agreements entered into during 2012 to 2016. The AP HC by an order dated November 28, 2019 in a separate writ appeal issued a stay on all proceedings in this petition until the disposal such separate writ appeal.

Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC held that APERC did not have the jurisdiction to entertain the petition instituted by Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited for revision of tariff and consequently quashed the aforementioned proceedings before APERC. AP HC has also held that tariffs under existing PPAs cannot be altered unilaterally by the parties. Further, the High Court has directed the AP DISCOMs to pay all past outstanding dues (at full tariff). In addition, the High Court has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except for grid safety, is not permitted. As of March 31, 2022, out of ReNew’s total receivables of Rs. 45,825 million, receivables from the AP DISCOMs were Rs. 17,411 million. Subsequently in April 2022, the Southern Power Distribution Company of Andhra Pradesh Limited filed a petition before the Supreme Court of India seeking leave to appeal against the final judgment and order dated March 15, 2022.

(vii) The petitioner, ReNew Solar Energy (Karnataka) Private Limited, our subsidiary, received a show cause notice dated March 12, 2020 from the Assistant Commissioner, (CT), LTU, Commercial Taxes Department at Kurnool, Andhra Pradesh, or “AC Kurnool”, demanding an amount of approximately Rs. 70.80 million as entry tax on the import of goods from its suppliers for the 39 MW solar power plant at Adoni, Andhra Pradesh. Subsequently, the AC Kurnool issued an ex-parte order dated September 5, 2020, or “Impugned September 5 Order” demanding entry tax of approximately Rs. 36.61 million. Consequently, the petitioner filed a petition before the AP HC against AC Kurnool and the State of Andhra Pradesh for, inter alia, quashing the notice and the Impugned September 5 Order and declaring Section 3 of the Andhra Pradesh Tax on Entry of Goods into Local Areas Act, 2001 as unconstitutional, and also sought a stay on all proceedings and consequential actions (including recovery of entry tax) in the matter pending final disposal of this petition. The AP HC directed the respondents to grant a personal hearing to the petitioner to present supporting documentation. Subsequently, the AC Kurnool levied a revised demand of Rs. 27.21 million through an order dated December 10, 2020, or “December 2020 Order.”

Subsequently, the Company filed a writ petition before the AP HC challenging the December 2020 Order. By order dated January 27, 2020, the AP HC stayed the recovery of entry tax by the AC Kurnool pursuant to the December 2020 Order and the recovery notice dated January 19, 2021. Both petitions are pending.

(viii) ReNew Vayu Urja Private Limited (formerly known as KCT Renewable Energy Private Limited), or “RVUPL”, filed writ petitions against, inter alia, the Commercial Tax Officer, Government of Andhra Pradesh, or “CTO”, before the AP HC challenging the entry tax levied on the goods imported by RVUPL in the State of Andhra Pradesh in 2015-16 and 2016-17. By way of assessment orders each dated February 26, 2021, or “AO Orders”, the CTO levied an entry tax of Rs. 3.93 million and Rs. 21.42 million for the relevant period of 2015-16 and 2016-17, respectively, under section 3 of Andhra Pradesh Tax on Entry of Goods into Local Areas Act, 2001, or “APET Act”, on goods imported by RVUPL such as transformers, machine heads and vacuum circuit breakers. By way of these writ petition, RVUPL has challenged the AO Order on the grounds that, inter alia, such orders are premature since the decision on validity of section 3 of APET Act is pending before the AP HC and certain imported goods do not come under the description of goods on which entry tax is leviable. Further, RVUPL has also sought a direction for declaring section 3 of the APET Act as unconstitutional and ultra vires as it violates the fundamental rights guaranteed under the Constitution of India. By way of its order dated March 26, 2021, AP HC has stayed the recovery of entry tax under the AO Orders. This matter is pending.

(ix) BESCOM and ESCOMs filed petitions before the KERC, seeking, among other reliefs, higher surcharge per unit on the open access consumers drawing power from the renewable energy sources. KERC, subsidiaries challenged by an appeal before the Appellate Tribunal for Electricity (APTEL) on several grounds, including that imposition of charges was in violation of the relevant open access regulations and the Electricity Act and that the ESCOMs did not resort to proper forecasting before submitting request for higher surcharges. Subsequently, APTEL granted an interim stay on the Impugned May 14 Order. The appeal is pending.

(x) ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, our subsidiaries, set up projects to supply electricity for captive use by its owners and shareholders. The KERC though a circular dated September 18, 2018, or “Impugned Circular”, directed the ESCOMs and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify their compliance of consumption of electricity in accordance the Electricity Rules, 2005, and to levy cross subsidy surcharge and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the Impugned Circular, ESCOMs issued demand letters to the captive users of our subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due to failure of compliance with the Electricity Rules, 2005.

Subsequently, such subsidiaries have filed separate petitions, “Petition 1” and “Petition 2” respectively, before the KERC against the ESCOMs. In both petitions, we have sought a declaration that the actions of the ESCOMs in issuing such demand letters are illegal. The KERC, through its orders dated March 7, 2019 (in Petition 1) and April 25, 2019 (in Petition 2), together, “Interim Orders”, granted an interim stay, on the disconnection of power supply to the premises of the captive users of such subsidiaries.

Subsequently, such captive users received fresh demand letters from some ESCOMs. Accordingly, our subsidiaries filed separate writ petitions, before the Karnataka HC against the State of Karnataka, the KERC and the ESCOMs seeking a declaration that the Impugned Circular and the demand letters issued by the ESCOMs in pursuance of the Impugned Circular are illegal. The Karnataka HC by its interim orders dated July 18, 2019 and September 18, 2020 in respect of the two writ petitions, ordered the ESCOMs to not take any precipitative action against captive users. The petitions and writ petitions are pending, and the interim orders in the writs have been extended until the next date of hearing.

(xi) Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited, have filed a petition, or “Tariff Petition”, before APERC against 82 power producers including eight subsidiaries of ReNew India, seeking amendment of Regulation 1 of 2015 issued by the APERC and consequent redetermination/reduction of tariff determined by the APERC for the years ended March 31, 2016 and 2017. Some power producers filed petitions before the AP HC challenging the jurisdiction of APERC to entertain the Tariff Petition. The AP HC, by order dated September 24, 2019, disposed of these petitions by directing APERC to dispose of the Tariff Petition while determining its own jurisdiction to decide the same. The Company filed an appeal against order dated September 24, 2019 before the Division Bench of the AP HC. Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC allowed the appeal by the Company and held that APERC cannot proceed with the hearing of Tariff Petition and consequently quashed the proceedings before APERC. AP HC has also held that tariffs under existing PPAs cannot be altered unilaterally by the parties. Further, the High Court has directed the AP DISCOMs to pay all past outstanding dues (at full tariff). In addition, the High Court has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except for grid safety, is not permitted. The AP DISCOMs are appealing the High Court’s order before the Supreme Court of India, which has the discretion to admit the appeal or to deny it. As of March 31, 2022, out of ReNew’s total receivables of Rs. 45,825 million, receivables from the AP DISCOMs were Rs. 17,411 million.

The Government of Andhra Pradesh had, through its order dated July 1, 2019, or “HLNC Order”, directed the constitution of a High Level Negotiation Committee, or “HLNC” to review, negotiate and reduce the high wind and solar energy purchase prices, among other things. Subsequently, the Southern Power Distribution Company of Andhra Pradesh Limited, or “APSPDCL” issued letters dated July 11, 2019, or “Letter 1” and July 12, 2019, or “Letter 2” to the Company and nine of our subsidiaries, or “petitioners” requesting that we and other power producers attend a meeting for negotiations on tariffs under the respective PPAs for wind and solar power projects and that the tariff orders with respect to wind and solar power projects were contrary to law and cast an unjustified burden on the distribution companies in the State. Accordingly, APSPDCL sought revision to tariff of the PPAs entered into by us and other power producers, and stated that in the absence of such renegotiation, the relevant PPAs would be terminated.

Subsequently, the petitioners filed petitions against the State of Andhra Pradesh, APSPDCL and others, or “AP Respondents” before the AP HC that the aforementioned action and the Letter 2 are violative of its’ fundamental rights and sought an injunction against the AP Respondents from, among others, terminating the PPAs. The AP HC, through its common order dated July 25, 2019, or “Order”, found that the HLNC Order was contrary to the provisions of the Electricity Act and the terms of the respective PPAs.

Further, APSLDC had, since July 25, 2019, been curtailing generation from our wind power plants in Andhra Pradesh. The petitioners also filed an interim application, or “First Interim Application” challenging such curtailment before the AP HC, and the AP HC, in its order directed the APSLDC and the Transmission Corporation of Andhra Pradesh Limited, or “APTRANSCO” to refrain from arbitrary curtailment of power generated by power projects, and further directed the APTRANSCO to inform the justification for curtailment of power in writing on its website on a weekly basis as required under the applicable Grid Code.

The petitioners filed another interim application on September 16, 2019, before the AP HC for declaration that the disconnection of three wind power projects owned by Helios Infratech Private Limited (100.80 MW), Ostro Andhra Wind Private Limited (98.70 MW) and Ostro AP Wind Private Limited (98.70 MW) from grid connectivity was illegal, and for immediate reconnection and to allow the petitioners to continue to supply power to APSPDCL. By way of its order dated September 24, 2019, or “Reconnection Order”, the AP HC held that the disconnection was contrary to law, and directed APTRANSCO to immediately reconnect the three wind power projects. Thereafter, due to non-compliance with the Reconnection Order, the petitioners filed a contempt petition, or “Contempt Petition”, against the concerned officer of APTRANSCO before the AP HC on October 21, 2019, whereas the Andhra Pradesh Power Coordination Committee, APSPDCL and the Government of Andhra Pradesh filed an appeal before the Division Bench of the AP HC against the Reconnection Order. Thereafter, APTRANSCO reconnected the projects on November 6, 2019 and the appeal against the Reconnection Order was withdrawn. The Contempt Petition has been withdrawn on March 23, 2022 as having been rendered infructuous after the Order dated March 15, 2022 in the Writ Appeals.

Further, by way of its order dated September 24, 2019, or “Final Order”, the AP HC decided in favor of the petitioners by setting aside the HLNC Order and Letter 2. In the Final Order, the AP HC ordered the respondents to pay tariffs at an interim rate of Rs. 2.43/kWh and Rs. 2.44/kWh, or “interim tariff rates”, for wind power and solar power, respectively, for the period where bills were raised by power generating companies but unpaid, and for future bills to be raised by power generating companies until the final determination of a matter pertaining to revision of tariffs pending before APERC. Thereafter, a contempt petition was filed by the petitioners before the AP HC against Andhra Pradesh Power Coordination Committee for non-compliance with the Final Order.

The Andhra Pradesh Power Coordination Committee, APSPDCL and the Government of Andhra Pradesh filed appeals, or “AP Government Appeals” before the Division Bench of the AP HC, against the Final Order which was subsequently withdrawn by way of letter dated November 12, 2019 and accordingly, the AP Government Appeals were disposed of. Thereafter, the petitioners received payment of arrears amounting to Rs. 4,500 million, subject to reconciliation. The Company and its subsidiaries also filed appeals, or “Writ Appeals” before the AP HC, challenging the Final Order in relation to interim tariff rates payable by the DISCOMs till the final determination of a matter pertaining to revision of tariffs. Along with one of the Writ Appeals, interim applications were filed for: (i) directions to APSPDCL to make payment; (ii) directions to the Andhra Pradesh State Load Dispatch Centre, or “APSLDC” to refrain from arbitrarily curtailing the generation of the wind power projects; and (iii) condoning the delay in filing the Writ Appeal. In its order dated January 27, 2020, the AP HC directed the Power System Operation Corporation Limited, or “POSOCO” to ascertain the reason of curtailment undertaken by APSLDC. Against this order, APSLDC filed a review petition, or “APSLDC Review Petition.” Subsequently, upon outstanding dues not being cleared, the Writ Appeal Appellants filed an interim application in the Writ Appeal before the AP HC in the Writ Appeals seeking directions for immediate repayment of the outstanding amounts from APSPDCL. Separately, APSLDC filed an appeal, “APSLDC Curtailment Appeal”, against the petitioners before the AP HC challenging Final Order passed by the AP HC dated September 24, 2019. In the Writ Appeals, in Order dated April 22, 2021, APSPDCL and APTRANSCO undertook to make the payments for the first quarter of calendar year 2021 by May 31, 2021, and to file an affidavit indicating the manner and purpose of deductions regarding payments made until December 31, 2020. By common final judgment and order dated March 15, 2022 (“Final Order”), the AP HC allowed the Writ Appeals filed by the Company and its subsidiaries, and dismissed the APSLDC Review petition and APSLDC Curtailment appeal. The AP HC has held that the APERC does not have jurisdiction to entertain the matter pertaining to revision of tariff and the tariff under existing PPAs cannot be altered unilaterally by the parties. The AP HC has also directed DISCOMs to make all outstanding payments within 6 weeks of its order at the full tariff. In addition, the High Court has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except for grid safety, is not permitted. As of March 31, 2022, out of ReNew’s total receivables of Rs. 45,825 million, receivables from the AP DISCOMs were Rs. 17,411 million. Subsequently, in April 2022, APSPDCL has filed a petition before the Supreme Court of India seeking leave to appeal against the Final Order (“SC Appeal”). APSPDCL has also filed an application before the AP HC seeking an extension of time by 12 months, for making the outstanding payments as directed by the Final Order (“APSPDCL Extension Application”). A few power generators have also filed contempt applications against APSPDCL before the AP HC due to non-compliance with the Final Order (“Contempt Applications”). The SC Appeal, APSPDCL Extension Application and Contempt Applications are pending.

APSPDCL had also filed an appeal, “APSPDCL SC Appeal”, before the Supreme Court against the AP HC’s order dated December 19, 2019, wherein the Company has filed an impleadment application apprehending that any order or observation of the Supreme Court may have an adverse impact on the Final Order dated September 24, 2019 and the Writ Appeal before Division Bench of the AP HC. The APSPDCL SC Appeal and impleadment application are pending. However subsequently, as a result of the Final Order dated March 15, 2022 in the Writ Appeal by AP HC, the impleadment application filed by the Company has been rendered infructuous (subject to a formal order by the Supreme Court in this regard).In addition, RVUPL (formerly known as KCT Renewable Energy Private Limited) and Ostro Anantapur Private Limited, our subsidiaries, are parties to matters pertaining to opening of letters of credit issued by APDISCOMs.

(xii) On September 30, 2019, Maharashtra Electricity Regulatory Commission, or “MERC”, issued an order, or “September 2019 Order”, in relation to the MERC (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018, or “F&S Regulations”, directing the Maharashtra State Load Dispatch Centre, or “MSLDC” to take steps including, providing one month for ensuring compliance with appointment of Qualified Coordinating Agencies, or “QCAs”, to issue monthly bills in the initial phase of implementation of the F&S Regulations, amending the F&S Regulations regarding sharing of SCADA data, amending the F&S Regulations to include a payment security arrangement whereby QCAs can deposit the corpus amount or issue letter of credits in favor of MSLDC where energy generators are state-owned entities or energy generators involved in a litigation before NCLT, and granting an additional six-month trial period for adhering to the procedure stipulated in the F&S Regulations, and ordered for commercial implementation of the F&S Regulations to commence from January 1, 2020.

On December 19, 2019, the amended F&S Regulations was approved by the MERC and was uploaded on its website by MSLDC. Subsequently, our subsidiaries, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited, ReNew Energy (Welturi) Private Limited, ReNew Wind Energy (Jath) Private Limited, ReNew Wind Energy (Delhi) Private Limited, ReNew Wind Energy (Rajasthan) Private Limited, ReNew Wind Energy (Devgarh) Private Limited, ReNew Wind Energy (Varekarwadi) Private Limited and RVUPL, filed an appeal against the September 2019 Order and the amended F&S Regulations on certain grounds, including that the deviation charges linked to grid frequency on the energy generators for deviation at state peripheries (“State Periphery Charges”) are not in accordance with the F&S Regulations and Electricity Act and that they should not be made liable to pay the deviation charges. Subsequently, MERC and MSLDC have filed replies seeking directions that, inter alia, the appeal is not maintainable and be dismissed on the grounds mentioned therein. The petition is pending. In the interim, the MERC by an order dated August 12, 2020, constituted a working group to study the impact of the amended F&S Regulations and deferred the levy of impact of the State Periphery Charges until further orders. By a subsequent order dated April 19, 2021, the MERC extended its Order dated August 12, 2020 until further orders.

(xiii) The Company and our subsidiaries, ReNew Vayu Urja Private Limited (formerly known as KCT Renewable Energy Private Limited), or “KCT” and Ostro Anantapur Private Limited, or “OAPL”, entered into PPAs with the APSPDCL for wind based generation projects, based on the tariff set out in the AP Wind Regulations.

APSPDCL and Eastern Power Distribution Company of Andhra Pradesh Limited, collectively, “AP DISCOMs”, filed a petition against the Company, KCT, OAPL and other wind developers before the APERC, requesting it to pass on the GBI benefits received by the developers to AP DISCOMs. Ostro Andhra Wind Private Limited, or “OAWPL” and Ostro AP Wind Private Limited, or “OAPWPL” our subsidiaries, became parties to this matter subsequently. The APERC in its order dated July 28, 2018, or “APERC Order”, allowed this petition and permitted the AP DISCOMs to deduct the GBI benefits and only pay the balance tariff payable to the wind power generators from February 14, 2017 till such GBI benefits were given credit to in the tariff payable. Subsequently, the Company filed a writ petition, or “Writ”, before the AP HC, challenging the APERC Order. The AP HC, by its interim order dated August 24, 2018, suspended the operation of the APERC Order. Subsequently, Green Infra Wind Solutions Limited filed an appeal, or “APTEL Appeal” before the APTEL against the AP DISCOMs challenging the APERC Order and impleaded the Company, KCT, OAPL and other wind developers. APTEL, in its order dated October 5, 2018 in the APTEL Appeal granted an interim stay on the APERC Order, which is continuing. Thereafter, the Company filed an interim application on November 4, 2019 in the Writ before the AP HC for directions to the AP DISCOMs to comply with order dated August 24, 2018 of the AP HC and release payment of GBI benefits to the tune of Rs. 1,018 million deducted by the AP DISCOMs. Both the Writ and the APTEL Appeal are pending.

(xiv) Our Company filed its income tax returns for the assessment year 2017-18. Pursuant to the assessment proceedings, the Income Tax department of India, or “IT Department” issued an assessment order dated December 2019, or “AO Order” wherein the IT Department, inter alia, disallowed Rs. 429 million to be considered as an expense claimed by the Company for granting of options to its employees; and added such expenses back to the income of our Company for the relevant assessment year. However, pursuant to the demand notice issued by the IT Department in pursuance of the AO Order, no additional tax was levied on our Company on account of such disallowance for the relevant assessment year. Our Company has filed an appeal dated January 27, 2020 against the AO Order. This appeal is pending.

(xv) The Anti-Corruption Bureau, Government of Telangana, or “ACB”, by a letter dated June 14, 2019 to the Company alleged that the Company paid bribe to a land revenue officer in relation to the mutation of land records purchased by the Company in Village Ananthasagar, Kondapur Mandal for setting up a power project. The Company, in its letter dated June 24, 2019, or “Response,” responded to the ACB stating that the Notice was mistakenly addressed to the Company instead of ReNew Akshay Urja Private Limited, our subsidiary, which was operating the power project. In its Response, the Company, among others, also stated that it did not approach the concerned land revenue officer to get the project land mutated and reiterated that ReNew Akshay Urja Private Limited was in compliance with all applicable anti-corruption laws and regulations. There has been no further correspondence in the matter.

(xvi) Pursuant to a competitive bidding process conducted by the GUVNL for setting up of solar power projects of cumulative capacity of 700MW at Dholera Solar Park in the State of Gujarat, ReNew Solar Power Private Limited, or “RSPPL”, our subsidiary, was declared a successful bidder and issued an LOA dated October 9, 2020 by the SECI for development of 200MW solar power project. Subsequently, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission, or “GERC”, seeking adoption of the tariff discovered in the bidding process. Thereafter, GUVNL filed an affidavit before the GERC expressing its intention to invite fresh bids for entire 700MW capacity in light of subsequent discovery of lower tariffs for solar power in the region. By its order dated January 29, 2021, or “Withdrawal Order”, GERC permitted GUVNL to withdraw its petition. Thereafter, GUVNL, by its letter dated February 8, 2021, requested RSPPL to extend the validity of its bid till July 31, 2021 or participate in the fresh bidding process. RSPPL replied to the GUVNL by a letter dated February 17, 2021 stating that LoA was a binding contract, and conducting a fresh auction by GUVNL would be illegal. Subsequently, RSPPL filed an appeal before the APTEL challenging the Withdrawal Order, seeking enforcement of the LoA and execution of the PPA envisaged therein. By its order dated March 1, 2021, APTEL extended the time period prescribed by GUVNL for extension of the bid, by a period of six weeks from February 11, 2021, and directed that the quantum of the project awarded to RSPPL shall not be issued in favor of any other party pending final adjudication of the appeal. Similar orders have been passed in relation to the other power generators for the entire 700 MW capacity as well. This appeal is pending.

Subsequently, on March 15, 2021, GUVNL proceeded with retendering of the entire 700 MW capacity of the solar plant with a condition that the auction shall be subject to outcome of the aforementioned appeals. Thereafter, RSPPL has filed applications before APTEL against such retendering for the grounds mentioned therein and sought directions to restrain GUVNL from undertaking the retendering process. In relation to these applications, APTEL, on March 24, 2021, has passed an order directing all the parties to the proceedings to maintain status quo till further orders. This appeal is pending.

(xvii) ReNew Surya Roshni Private Limited, or “RSRPL”, an indirect subsidiary of our Company, was awarded a 400 MW wind power project by SECI. In pursuance thereof, RSRPL requested the Karnataka Renewable Energy Development Corporation Limited, or “KREDCL”, to transfer in its name the existing project boundaries awarded by a government order dated November 13, 2020 in favor of Coastal Consolidated Structures Pvt. Ltd. for two projects having a capacity of 3.4 MW each, and for enhancement of the project capacities awarded to RSRPL to 70 MW and 180.4 MW, respectively. KREDCL, by its letter dated December 9, 2020, recommended the transfer and enhancement sought by RSRPL. Meanwhile, another developer, or “Respondent Developer” had applied for certain project boundaries overlapping with project boundaries applied for by RSRPL, which was granted by KREDCL in its orders dated January 6, 2021 and January 28, 2021, or “Respondent Orders”. By order dated February 11, 2021, the transfer and enhancement sought by RSRPL was approved subject to conditions that certain parcels of land which were acquired by the Respondent Developer, shall be excluded by RSRPL while developing its projects. Basis this order, agreements were entered into between RSRPL and State of Karnataka through KREDCL. However, subsequently, the State of Karnataka issued orders dated April 20, 2021, or “Project Boundary Orders”, reducing the project boundaries allotted to RSRPL and increasing project boundaries for the Respondent Developer’s project. RSPPL has filed a writ petition before the High Court of Karnataka against the State of Karnataka, KREDCL and the Respondent Developer, seeking a direction to grant a stay on the allotment of land to the Respondent Developer and reduction of land allotted to RSRPL, and quashing the Respondent Orders and Project Boundary Orders. In its order dated May 5, 2021, the High Court of Karnataka directed parties to maintain status quo with respect to the Project Boundary Orders. The writ petition is pending.

(xviii) The Company entered into various PPAs with Maharashtra State Electricity Distribution Company Limited, or “MSEDCL”, on the basis of generic tariffs applicable to renewable energy projects for 13 years as determined by MERC, in terms of applicable laws. In 2014, MSEDCL filed a petition before MERC for redetermining the tariffs under PPAs on the basis of the actual generation of projects of the generators in the state of Maharashtra, instead of the generic tariff, alleging that the generators were generating energy at a capacity utilization factor higher than prescribed for the relevant wind zone within which the project was situated and on the basis of which such generic tariff was determined. The said petition was dismissed by MERC. In 2019, MSEDCL filed another petition on the same grounds and a public notice was issued by MSEDCL inviting comments and objections to the petition. The Company and various other wind power generators have filed applications before the MERC objecting to the maintainability of this petition as well as jurisdiction of the MERC to entertain the petition and the reliefs sought therein. On July 20, 2021, MERC concluded arguments on the applications. Thereafter, MSEDCL has filed an application before MERC seeking to withdraw its petition. The final order is awaited.

Further, an association of wind power generators has filed an appeal before APTEL challenging the jurisdiction of MERC in entertaining the petition. In an interim application filed in this appeal, APTEL by its order dated July 19, 2021, inter alia directed the MERC to decide on the issue of jurisdiction and maintainability as a preliminary issue in the proceedings pending before it. The appeal is also pending.

(xix) The petitioners, ReNew Solar Power Private Limited along with two of its subsidiaries, filed a petition against SECI and Uttar Pradesh Power Corporation Limited before Uttar Pradesh Electricity Regulatory Commission (“UPERC”) for seeking reliefs on the ground of force majeure events. Due to COVID-19 pandemic and resultant lockdown, the petitioners were not able to commission the projects and sought extension from the SECI under the PPAs which was rejected by the SECI. Subsequently, the petitioners sought a direction from the UPERC that the performance bank guarantee provided in favor of the SECI not be encashed and an extension in scheduled date of commissioning be granted to the petitioners in light of the force majeure event. Further, the petitioners also filed a writ petition before High Court of Judicature at Allahabad, Lucknow to inter alia, seek interim relief restricting SECI to invoke the performance bank guarantees till determination of the petition filed before UPERC, which was granted by the High Court by order dated September 15, 2021. Thereafter, by an Order dated October 6, 2021, the UPERC admitted the petition which is pending. Subsequently, the petitioners have filed an affidavit before UPERC seeking discharge from performance of its obligations under the PPA. The petition is pending.

(xx) Pursuant to a public interest litigation instituted before the Supreme Court of India seeking measures for protection of two endangered birds namely, the Great Indian Bustard and the Lesser Florican, by its order dated April 19, 2021 (“GIB First Order”) the Supreme Court issued directions for (i) undergrounding of all overhead transmission lines in the specified Priority and Potential habitats of the birds in state of Rajasthan and Gujarat and (ii) installation of bird diverters in all overhead transmission lines till undergrounding, within a period of one year. The Supreme Court also appointed an Expert Committee for assessing and granting exemptions from undergrounding of overhead lines in the event of technical unfeasibility. Subsequently, two associations of renewable energy developers, and of which the Company is a member of, namely, the Wind Independent Power Producers Association and the Solar Power Developers Associations, filed applications on behalf of its members before the Supreme Court seeking certain directions for modification of the GIB First Order, including for expansion of the Expert Committee and exemption from undergrounding for overheads lines of already commissioned power projects. Applications have also been filed by the Central Government (through the MNRE) and the state governments of Rajasthan and Gujarat seeking similar directions. An application has also been filed by the public interest litigant seeking compliance with the GIB First Order. By its order dated April 21, 2022 (“GIB Second Order”) the Supreme Court issued directions (i) for completion of installation of bird diverters on overhead transmission lines in the specified Priority Area by July 20, 2022 and (ii) to the Central Electricity Authority to publish technical specifications for the bird diverters in consultation with the Expert Committee. By the GIB Second Order, the Supreme Court has also directed (i) the Central Electricity Authority to publish technical specifications for the bird diverters in consultation with the Expert Committee and (ii) any party desirous of installing overhead transmission lines to approach the Expert Committee for exemption, and to thereafter appeal to the Supreme Court from such decision, if felt necessary. The matter and applications are pending.
(xxi) Pursuant to insolvency proceedings instituted against one M/s ReGen Powertech Private Limited, or “ReGen”, under the Insolvency and Bankruptcy Code, 2013, or ‘IBC’, before the National Company Law Tribunal at Chennai, or ‘NCLT’, the Company, through its subsidiary Renew Power Services Private Limited, had submitted a resolution plan for the acquisition of ReGen and its assets for a total consideration of Rs. 1, 675 million which was accepted by the Committee of Creditors of ReGen appointed by NCLT under IBC. Subsequently, several applications were filed before the NCLT, seeking a simultaneous or consolidated resolution of ReGen and its subsidiary, one M/s Regen Infrastructures and Services Private Limited, or ‘RISPL’. By its Order dated November 1, 2022, or ‘Consolidation Rejection Order’ the NCLT dismissed the applications for simultaneous or consolidated resolution of ReGen and RISPL. Subsequently by Order dated February 1, 2022, or ‘Approval Order’, the NCLT approved the resolution plan submitted by Renew Power Services Private Limited and declared it the successful resolution applicant for ReGen. Pursuant thereto, Renew Power Services Private Limited in compliance with the terms of the approved resolution plan, paid an amount of Rs. 716, 066, 000 out of the total consideration, to the Committee of Creditors of ReGen. Several appeals were filed before the National Company Appellate Tribunal at Chennai, or ‘NCLAT’, by various creditors and customers of ReGen and RISPL, against the Consolidation Rejection Order and Approval Order. By interim orders dated March 9, 2022 and March 21, 2022, the NCLAT deferred further implementation of the resolution plan by ReNew Power Services Private Limited, which has subsequently filed an application seeking vacation of the orders of deferment. The appeals and application are pending.

(xxii) Contractual disputes

(a) The Company entered into a PPA with the SECI for development of a 250 MW wind power project in district Kutch in the state of Gujarat, and for sale of the electricity to SECI at a tariff of Rs. 2.64/kWh. For onward sale of the electricity, SECI executed back-to-back power sale agreements with the distribution licensees in the states of Uttar Pradesh, Punjab and Haryana, Goa. As per the terms of the PPA, in the event of delay in commissioning the entire 250 MW within the prescribed timelines, the Company would become liable for (i) encashment of the performance bank guarantee for the capacity not commissioned, if delay is up to 6 months and (ii) reduction of tariff at the rate of 0.50p/kWh per day of delay for the un-commissioned capacity, for delay beyond a period of 6 months. The Company was unable to commission 65.5 MW out of 250 MW within the timelines prescribed under the PPA and thereafter, by way of a letter dated July 29, 2020 to SECI, sought for extension of timelines to commission the project, on account of force majeure events, including (i) delay in adoption of tariff by the distribution licensee in the state of Uttar Pradesh and; (ii) delay on account of restrictions imposed due to COVID-19 pandemic by the Centre and States in India. SECI rejected our request for extension of the timelines. Consequently, the Company filed a representation before the Dispute Resolution Committee, or “DRC,” constituted by the MNRE against the rejection of the request by SECI. Subsequently, the DRC rejected the representation of the Company and upheld the rejection of the request by SECI. SECI accordingly notified the Company regarding payment of liquidated damages for encashment of performance bank guarantee amounting to Rs. 109.84 million, and revision of tariff for the wind power project from Rs. 2.64/kWh to Rs. 2.61/kWh. The Company has duly paid the liquidated damages amounting to Rs. 109.84 million along with the applicable penalty due to delay thereon. The Company filed a petition before CERC for extension of time and condonation of delay, and for termination of the un-commissioned capacity of 19.9 MW on account of force majeure. This petition is pending.

(b) Eight subsidiaries of the Company, among others, filed a petition against MSEDCL before the MERC for recovery of dues and late payment surcharge on such dues in terms of the PPAs entered into between the petitioners and the distribution licensee for the state of Maharashtra, namely MSEDCL. The petitioners sought for certain reliefs including immediate payment of the dues and late payment surcharges and framing of guidelines for timely payment of dues to the renewable energy generators including the petitioners. By its final Order dated February 4, 2022, the MERC allowed the petition and directed MSEDCL to submit a schedule for payment to each renewable generator within 30 days, and to release the outstanding payments as per such schedule. Thereafter, on March 4, 2022, MSEDCL submitted a payment schedule to MERC. Total receivables on Rs. 4,658 million. The Company also received a favorable order from the Karnataka High Court in December 2021, the distribution licensees of the state of Karnataka (“Karnataka DISCOMS”), namely, Hubli Electricity Supply Company Limited (“HESCOM”) and Gulbarga Electricity Supply Company Limited (“GESCOM”), have been directed to clear all the outstanding dues payable to us for the power sold from our projects in the state of Karnataka, India. Karnataka DISCOMs were also directed to open or renew monthly irrevocable letters of credit under the terms of the PPA between the Company and DISCOM. Additionally, the court issued general directions to all the Karnataka DISCOMs to honor, discharge and fulfill their duties, obligations and liabilities under their PPAs with power producing companies.

(c) The Company, the petitioner, filed a petition before the Madhya Pradesh Electricity Regulatory Commission (“MPERC”) against Madhya Pradesh Power Management Company Limited, or “MPPMCL”, for recovery of amounts due from power purchase agreements with MPPMCL for supply of power from its 60.9 MW Wind Power Projects located at District Dhar in the State of Madhya Pradesh. The petitioner has been raising bills in terms of the PPA on a monthly basis, however, since June 2020, no payments have been made by MPPMCL. The petitioner has also claimed that the petitioner is entitled for recovery of dues towards late payment surcharge in terms of the PPAs. By way of the petition, the petitioner sought for certain reliefs including a direction to MPPMCL to pay the outstanding amounts forthwith and to pay future bills in timely manner in accordance with the PPAs. By its final Order dated March 31, 2022, MPERC allowed the petition and directed MPPMCL to release the outstanding amounts within 30 days, and further directed that in the event of non-payment of future bills, the Company may sell the power to third parties as per terms of the PPA.

(d) The Company, through its subsidiaries, has also filed petitions before the Telangana State Electricity Regulatory Commission (“TSERC”) for recovery of dues and late payment surcharge thereon under various PPAs entered into between the Company’s subsidiaries and distribution licensees for the state of Telangana (“Telangana DISCOMs”), namely, the Northern Power Distribution Company of Telangana Limited and Southern Power Distribution Company of Telangana Limited. Along with the petitions, applications have also been filed seeking release of 90% of outstanding amounts pending adjudication of the petitions. By its Order dated February 2, 2022, TSERC has admitted the petitions. These petitions and the applications are pending adjudication. Total receivables on March 31, 2022 from all Telangana DISCOMs was Rs. 10,029 million (gross).

(e) Renew Wind Energy (AP2) Pvt. Ltd, our subsidiary, entered into a PPA with the Solar Energy Corporation of India, or “SECI”, for development of 100MW wind power project in the state of Gujarat, and for sale of the electricity from the project to the SECI at a tariff of Rs. 2.44/kWh. For the purpose of onward sale of the electricity, SECI executed back-to-back power sale agreement with the distribution licensee in the state of Haryana. As per the terms of the PPA, a performance bank guarantee of Rs. 185.94 million was submitted to secure performance of obligations by Renew Wind Energy (AP2) Pvt. Ltd. The PPA also provided that in the event of delay in commissioning the entire 100 MW project within the prescribed timelines, Renew Wind Energy (AP2) Pvt. Ltd would become liable for (i) encashment of the performance bank guarantee for the capacity not commissioned, if delay is up to 6 months and (ii) reduction of tariff at the rate of 0.15p/kWh per day of delay for the un-commissioned capacity, for delay beyond a period of 6 months. Subsequently, by its letter dated February 6, 2022, Renew Wind Energy (AP2) Pvt. Ltd terminated the PPA on account of prolonged effect of force majeure events, including (i) delay in grant of approval by Government of Gujarat and other governmental authorities for land required for the project and (ii) delay on account of restrictions imposed due to COVID-19 pandemic by the Centre and States in India. Thereafter, Renew Wind Energy (AP2) Pvt. Ltd has filed a petition before CERC for a declaration that the 100MW PPA stands terminated on account of force majeure and impossibility, pursuant to the terms of the PPA, with effect from February 6, 2022, i.e., the date of issuance of the termination notice by Renew Wind Energy (AP2) Pvt. Ltd. By an Order dated March 21, 2022, the CERC has admitted the petition, and granted an interim order directing SECI not to take any coercive action against Renew Wind Energy (AP2) Pvt. Ltd including invocation of the performance bank guarantee. The matter is pending.

(xxiii) Matters pertaining to levy of safeguard duty in India

(a) Adyah Solar Energy Private Limited, an erstwhile indirect subsidiary of the Company i.e., the petitioner, entered into six PPAs (four with BESCOM and one each with HESCOM and GESCOM), in relation to the development of six solar power projects of 50 MW each in the Pavagada Solar Park, Karnataka. Subsequently, by notification dated July 30, 2018, or “2018 Notification”, the Government of India levied safeguard duty at specified rates on the import of solar cells and modules. Consequently, the petitioner has filed six petitions (in respect of each of the projects) before the KERC seeking a declaration that implementation of the 2018 Notification constitutes an event of ‘change in law’ under the PPAs entitling the petitioner to compensation for increase in the expenditure on account of such change in law. By orders dated June 15, 2021, the petitions were partly allowed and certain directions were passed including payment of certain incremental tariff to the petitioners on the quantum of energy equivalent to the minimum capacity utilization factor under the PPAs, supplied from the date of commissioning of the project till the expiry of the PPA. The Company has filed an appeal against the order to the extent it rejected the reliefs as sought in the petitions. In February 2022, HESCOM also filed an appeal against one of the orders dated June 15, 2021, challenging the quantum of incremental tariff awarded by KERC and seeking a reduction in quantum of such incremental tariff. The appeals are pending. Adyah Solar Energy Private Limited was sold to Ayana Renewables Power Private Limited in February 2021, and this litigation continues to be handled by ReNew Solar Power Private Limited as per the terms of the sale.

(b) RSPPL, our subsidiary, filed a petition before the MERC against MSEDCL, seeking adjustment/compensation to offset the financial impact suffered by RSPPL on account of ‘change of law’ provision under the PPA entered into between RSPPL and MSEDCL for a 250 MW solar power project in District Bikaner, in the State of Rajasthan. In this petition, RSPPL had sought compensation from MSEDCL, arguing that implementation of the 2018 Notification constitutes a ‘change of law’ under the contract with MSEDCL, and has resulted in an increase in expenditure for RSPPL, thereby adversely impacting its business. In its order dated June 22, 2020, or “June 22 Order”, MERC partially allowed this petition and directed RSPPL to provide an undertaking to MSEDCL that all modules in relation to its project have been imported from countries which are subject to the safeguard duty, pursuant to which MSEDCL shall process the same and compute the compensation amount, and pay the same to RSPPL. RSPPL has submitted the requisite undertaking and subsequently, filed an appeal against the June 22 Order seeking directions from APTEL to set aside the same to the extent of allowing RSPPL to claim carrying cost equivalent to the rate of late payment surcharge under the PPA and instead, allow the same to be claimed on the basis of actual financing costs incurred by RSPPL, as sought for in the Petition before the MERC. This appeal is pending.

(c) The petitioners, Abha Sunlight Private Limited, Akhilagya Solar Energy Private Limited, Izra Solar Energy Private Limited, Nokor Solar Energy Private Limited, Nokor Bhoomi Private Limited, ReNew Solar Power Private Limited and Vivasvat Solar Energy Private Limited, our subsidiaries, each entered into PPAs with CESCOM (3 PPAs), MESCOM (1 PPA), Bangalore Electricity Supply Company Limited or “BESCOM” (2 PPAs) and Gulbarga Electricity Supply Company Limited or “GESCOM” (1 PPA) in relation to the development of seven solar power projects of 20 MW each in the state of Karnataka. The petitioners filed seven separate petitions against the relevant PPA counterparty in respect of each of the projects before the KERC contending that the 2018 Notification constitutes ‘change in law’ under the PPAs and, has resulted in an increase in recurring and non-recurring expenditure, which has adversely impacted the projects. In these petitions, the petitioners have sought that KERC declares the 2018 Notification as a ‘change in law’ under the PPAs, and accordingly evolve a suitable mechanism to compensate the petitioners for increase in the non-recurring expenditure on account of such change in law.

(d) ReNew Sun Energy Private Limited, the petitioner, our indirect subsidiary, has filed a petition against Gujarat Urja Vikas Nigam Limited, or “GUVNL”, before the GERC, seeking additional compensation on the ground that the notification dated July 29, 2020, or “2020 Notification”, issued by the Government of India extending the levy of safeguard duty on imports of solar cells and modules at the rate of 14.90% and 14.50% till January 29, 2021 and July 29, 2021, respectively, have resulted in an increase in the recurring and non-recurring expenditure under the PPA entered into between the petitioner and GUVNL, and thus amounts to change in law as per the PPA. Further, the petitioner has also claimed reimbursement of carrying costs from the date of actual payment of safeguard duty till the order from the GERC as there has been a resultant increase in capital expenditure due to change in law. This petition is pending.

(e) ReNew Solar Energy (Jharkhand Five) Private Limited, our indirect subsidiary, has filed a petition against SECI before Rajasthan Electricity Regulatory Commission, or “RERC”, seeking additional compensation on the ground that implementation of the 2020 Notification has resulted in an increase in the recurring and non-recurring expenditure under the PPA entered into between the petitioner and SECI, and thus amounts to change in law as per the PPA. Further, the petitioner has also claimed reimbursement of carrying costs from the date of actual payment of safeguard duty till the order from the RERC as there has been a resultant increase in capital expenditure due to change in law. By Order dated December 30, 2021, the RERC dismissed the petition holding that the 2020 Notification did not amount to Change in Law as defined in the PPA as the notification only reduced the rate of Safeguard Duty from the rate which was already applicable on the last date of bid submission, and there was no adverse effect on the project cost. An appeal has been filed before the Appellate Tribunal for Electricity (APTEL) which is pending.

(f) ReNew Solar Energy (Jharkhand Three) Private Limited and ReNew Sun Waves Private Limited, our indirect subsidiaries, have filed separate petitions against SECI before CERC, seeking additional compensation on the ground that implementation of the 2020 Notification has resulted in an increase in the recurring and non-recurring expenditure under the PPA entered into between the petitioner and SECI, and thus amounts to change in law as per the PPA. Further, on February 1, 2021, the Government of India rescinded a notification dated January 6, 2011 (pursuant to this notification, all equipment for setting up of initial solar power generation project were exempted from customs in excess of 5% ad valorem duty). The petitioners have also claimed reimbursement of carrying costs from the date of actual payment of safeguard duty till the order from the CERC as there has been a resultant increase in capital expenditure due to change in law.

(xxiv) Matters pertaining to ReNew Jal Urja Pvt. Ltd.

(a) A petitioner, Dr. Bharat Jhunjhunwala, filed a public interest litigation in 2020 before the High Court of Uttarakhand on the issues including environmental clearance and techno economic clearance being void due to change of scope of the project and the extension of environmental clearance granted to ReNew Jal Urja. The High Court of Uttarakhand dismissed the writ petition while granting liberty to file fresh representations before Ministry of Environment, Forest and Climate Change and the Ministry of Jal Shakti, or “Ministries” even while the project was completed and commissioned in November 2020. Subsequently, ReNew Jal Urja has responded to the representations filed by the petitioner before the Ministries. Thereafter the representations have been disposed of by the Ministry by directing ReNew Jal Urja to conduct a detailed study on the post-operational impacts of the project on flora and fauna including socio-economic impacts in the project vicinity in consultation with the Central Inland Fisheries Research Institute (CIFRI), Wildlife Institute of India (WII) and Indian Council of Forestry Research and Education (ICFRE) on every five years of operation of the project following the standard protocol in this regard.

(b) The petitioner, Mandakini Badh Prabhavit Samiti, had filed an application before National Green Tribunal, or NGT, in India against ReNew Jal Urja seeking compensation for the victims of Uttarakhand floods in 2013. The NGT dismissed the application on the grounds that there had been a default in the payment of court fees as per applicable laws and that each member of the petitioner was said to have received Rs. 0.7 million and no bigger loss was incurred. The petitioner, thereafter, filed an appeal before the Supreme Court of India against, among others, ReNew Jal Urja, to dismiss the order passed by the NGT and pass an order granting compensation of Rs. 130.81 million. By order dated September 3, 2021, the Supreme Court of India set aside the order passed by the NGT and remanded the application to NGT for adjudication. By order dated December 10, 2021, the NGT issued a notice to ReNew Jal Urja and MoEF&CC. The application before the NGT is pending.

(c) The petitioner, Power Transmission Corporation of Uttarakhand Limited, or “PTCUL”, filed an application against ReNew Jal Urja, among others, before the CERC for approval of its annual fixed cost and determination of tariff for the tariff block of 2019-2024 from the anticipated date of commercial operation for the portion of 220 KV D/C with a line length of approximately 76.501 kilometers. Subsequently, ReNew Jal Urja filed an affidavit with its reply to the petition stating that ReNew Jal Urja cannot be made liable to bear the entire transmission charges towards the line in view of the fact that a total of five hydroelectric power projects were intended to be connected to the said line and the costs shall be shared among all. The matter is pending.

(d) In 2012, the Government of Uttarakhand had enacted Uttarakhand Water Tax on Electricity Generation Act, 2012, or “Water Tax Act”, levying water tax on water drawn for generation of electricity in the state of Uttarakhand. The rate of water tax is to be notified periodically. By a notification dated November 7, 2015, a tax rate of Rs. 0.02 to 0.10 per cubic meter of water, for a period of three years was prescribed. Several hydro power project developers, along with ReNew Jal Urja, filed petitions before the High Court of Uttarakhand, challenging the constitutionality of the Water Tax Act. Subsequently, by judgment and order dated February 12, 2021 in a separate petition, or “Water Tax Judgment”, the High Court upheld the validity of the Water Tax Act, and against which order appeals were filed before the division bench of the High Court. By its order dated August 2, 2021, the division bench of the High Court has stayed the Water Tax Judgment. The appeals along with the petition filed by ReNew Jal Urja, are pending before the division bench of the High Court.

b.
Significant Changes

Except as disclosed elsewhere in this Report we have not experienced any significant changes since the date of the annual financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq”, under the trading symbols “RNW” and “RNWWW”, respectively.

B.
Plan of Distribution

Not applicable.

C.
Markets

Class A Ordinary Shares and Warrants to purchase Class A Ordinary Shares are listed on the Nasdaq under the symbols “RNW” and “RNWWW,” respectively.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share capital

Not applicable.

B.
Memorandum and Articles of Association

The articles of association of the Company dated August 20, 2021 are filed as part of this Report. The following descriptions are summaries and are qualified by reference to the ReNew Global Articles.

We are a public limited company incorporated under the laws of England and Wales (company number 13220321) and our affairs are governed by the ReNew Global Articles, the U.K. Companies Act and English law. We were incorporated as a private limited company in England and Wales on February 23, 2021 and re-registered as a public limited company in England and Wales on May 12, 2021.

Share Capital

As of March 31, 2022, 282,469,171 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001, one Deferred Share par value $0.01 and 50,000 Redeemable Preference Shares par value GBP1.00 per share, were in issue.

One Class B Share represents the number of votes from time to time equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India ordinary shares that they hold at such time for Class A Ordinary Shares at the exchange ratio specified in the Business Combination Agreement (as defined herein).

One Class D Ordinary Share represents the number of votes from time to time equal to 12,345,678 Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio specified in the Business Combination Agreement (as defined herein).

In accordance with the ReNew Global Articles, we can issue, in addition to the shares already in issue, further Class A Ordinary Shares and Class C Ordinary Shares, each having the rights and entitlements as described in the ReNew Global Articles.

Allotment of Shares and Preemption Rights

The U.K. Companies Act permits our directors to allot (or grant rights to subscribe for or to convert any security into) shares in the Company only with prior authorization granted by an ordinary resolution of our shareholders (being a resolution passed by a majority of the votes cast) or in the ReNew Global Articles. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. An exception applies in respect of the allotment of shares in pursuance of an employees' share scheme (as defined in the U.K. Companies Act).

In addition, subject to certain limited exceptions, the U.K. Companies Act provides shareholders with preemption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these preemption rights to be disapplied by the ReNew Global Articles or a special resolution of shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of preemption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

On August 20, 2021, our shareholders passed resolutions authorizing our directors until August 20, 2026 to allot shares with aggregate nominal values of up to (a) $6,503.02 for the purposes of our Employee 2021 Plan (including $30 for our Non-Employee 2021 Plan), and (b) $55,000 (which could, for instance, comprise up to 550,000,000 Class A Ordinary Shares) for other allotments, and disapplying preemption rights in respect of allotments under these authorities.

Voting Rights and Restrictions on Voting

Pursuant to the ReNew Global Articles, holders of Class A Ordinary Shares will vote together as a single class with the holders of the other voting shares in the capital of the Company on all matters submitted to the shareholders of ReNew Global for their vote or approval, other than with respect to matters that require a class vote. Class A Ordinary Shares will be issued with voting rights attached to them and each Class A Ordinary Share will have one vote on a poll.

The holder of the Class B Ordinary Share will vote as a single class with the holders of the other voting shares in the capital of the Company on all matters submitted to the shareholders of ReNew Global for their vote or approval, other than with respect to matters that require a class vote. The Class B Ordinary Share will be issued with voting rights attached to it and the Class B Ordinary Share shall entitle the holder of such share to a number of voting rights from time to time equal to the number of ReNew India Ordinary Shares, if any, held as of such time by such holder and its affiliates on an As-Converted Basis, multiplied by (ii) the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 23, 2021).

The Class C Ordinary Share will be non-voting and will not be entitled to any votes on any matter that is submitted to the shareholders of ReNew Global for their vote or approval.

The holder of the Class D Ordinary Share will vote together as a single class with the holders of the other voting shares in the capital of the Company on all matters submitted to the shareholders of ReNew Global for their vote or approval, other than with respect to matters that require a class vote. The Class D Ordinary Share shall be issued with voting rights attached to it and the Class D Ordinary Share shall entitle the holder of such share to a number of voting rights from time to time equal to the number of ReNew India Ordinary Shares, if any, held as of such time by the holder and its affiliates on an As-Converted Basis, multiplied by (ii) the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 23, 2021).

Dividends and Other Distributions

ReNew Global may by ordinary resolution of the shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. The ReNew Global Board may from time to time pay shareholders such interim dividends as appear to the Board to be justified by the profits available for distribution.

Subject to any rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up in respect of nominal value on the ordinary shares; but no amount paid on a share in advance of the date on which a call is payable shall be treated as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts so paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

No dividend or other moneys payable by ReNew Global on or in respect of any share shall bear interest against it unless otherwise provided by the rights attached to the share. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment may, if the Board so resolves, be forfeited and cease to remain owing.

Dividends may be declared or paid in any currency and the Board may decide the rate of exchange for any currency conversions that may be required in relation to the currency of any dividend.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of non-cash assets of equivalent value, including without limitation paid up shares or debentures of another body corporate.

The directors may, if authorized by an ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend, or part of a dividend, an allotment of ordinary shares credited as fully paid up.

Each holder of Class A Ordinary Shares shall be entitled to receive distributions, whether in the form of dividends, return of capital on a winding up or any other means (the “Distributions”) in proportion to the number of Class A Ordinary Shares held by them and pro rata with all other ReNew Global Shares in the capital of ReNew Global which are entitled to Distributions (so that all such ReNew Global Shares which are entitled to receive such Distributions receive the same amount per ReNew Global Share, subject to any differences in such amount as a result of rights to receive Distributions attaching to the Class B Ordinary Share and the Class D Ordinary Share).

Each holder of Class C Ordinary Share shall be entitled to receive Distributions in proportion to the number of Class C Ordinary Share held by them and pro rata with all other ReNew Global Shares in the capital of ReNew Global which are entitled to Distributions (so that all such ReNew Global Shares which are entitled to receive such Distributions receive the same amount per ReNew Global Share, subject to any differences in such amount as a result of rights to receive Distributions attaching to the Class B Ordinary Share and the Class D Ordinary Share).

The holder of the Class B Ordinary Share shall be entitled to participate in Distributions of the Company only during the period from August 23, 2021 until August 23, 2024 on the basis that such holder is deemed to hold for the purposes of only, at the time of any Distribution, such number of Class A Ordinary Shares as is equal to the number of ReNew India Ordinary Shares held by such holder and its affiliates at the time of such Distribution multiplied by 0.8289 (as proportionately adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 23, 2021) and shall receive the relevant amount of such Distribution. If the holder of the Class B Ordinary Share or any of its affiliates participate in any Distribution made by ReNew India in its or their capacity as a holder of ReNew India Ordinary Shares, or “ReNew India Distributions”, the amount of future Distributions made by ReNew Global to the holder of the Class B Ordinary Share shall be reduced, in aggregate, by such amount as equals the amount of any ReNew India Distributions made to such holder.

The holder of the Class D Ordinary Share shall be entitled to participate in dividends of the Company only during the period from August 23, 2021until August 23, 2024on the basis that such holder is deemed to hold for the purposes of only, at the time of any Distribution, such number of Class A Ordinary Shares as is equal to the number of ReNew India Ordinary Shares held by such holder and its affiliates at the time of such Distribution multiplied by 0.8289 (as proportionately adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 20, 2023) and shall receive the relevant amount of such Distribution. If the holder of the Class D Ordinary Share or any of its affiliates participate in any ReNew India Distributions, the amount of future Distributions made by ReNew Global to the holder of the Class D Ordinary Share shall be reduced, in aggregate, by such amount as equals the amount of any ReNew India Distributions made to such holder. For the avoidance of doubt, over such three (3) year period no more and no less in Distributions and ReNew India Distributions shall be received in the aggregate by the holder of the Class D Ordinary Share than the amount of the Distributions that would have been made to such holder by the Company had such holder held, at the time of each Distribution, the number of Class A Ordinary Shares as is equal to the number of ReNew India Ordinary Shares held by such holder and its Affiliates at the time of such Distribution multiplied by 0.8289 (as proportionately adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 23, 2021), and any differences shall be adjusted on an annual basis to the extent possible (and if not, the required adjustments shall be made to Distributions following the three (3) year period).

Transferability

Subject to the terms of the ReNew Global Articles, any shareholder holding shares in certificated form may transfer all or any of their shares by an instrument of transfer in any usual form or any other form approved by the Board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

In the case of uncertificated shares, the directors may take such action as they consider appropriate to achieve a transfer. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The Board may decline to register any transfer of any share:

•
which is not a fully paid share;
•
where the transfer is not lodged, duly stamped, at the registered office or such other place as the directors have appointed;
•
where the transfer is not accompanied by the share certificate to which it relates and such other evidence as the Board may reasonably require to show the transferor’s right to make the transfer;
•
where the Company has a lien on the share;
•
where the transfer is in respect of more than one class of share; or
•
where the number of joint holders to whom the share is to be transferred exceeds four.

If the Board declines to register a transfer, it must return to the transferor the instrument of transfer together with notice of the refusal, unless the Board suspects that the proposed transfer may be fraudulent.

Pursuant to the ReNew Global Articles, the Class B Ordinary Share will not be transferable by the holder thereof to any person other than the Founder’s affiliates and the Class D Ordinary Share will not be transferable by the holder thereof to any person other than CPP Investments’ affiliates.

Redemption and Cancellation; Conversion and Re-designation

Pursuant to the ReNew Global Articles, subject to applicable law, ReNew Global may, in its sole discretion, redeem and cancel the Class B Ordinary Share for nominal value at any time after the Founder Investors and their respective affiliates cease to hold any ReNew India Ordinary Shares. The Class D Ordinary Share must be redeemed and cancelled by ReNew Global for nominal value as soon as reasonably practicable following the transfer and contribution to ReNew Global of all of the ReNew India Ordinary Shares that continue to be held by CPP Investments and its affiliates following the Closing in exchange for Class A Ordinary Shares pursuant to the terms of the Business Combination Agreement.

Pursuant to the ReNew Global Articles, each Class C Ordinary Share will be automatically re-designated as one Class A Ordinary Share in the hands of a transferee (other than where such transferee is an affiliate within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) upon the transfer of such Class C Ordinary Share (including a transfer of depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class C Ordinary Share) to such transferee, if such transfer is made: (i) pursuant to a widespread public distribution, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended; (ii) to ReNew Global; (iii) in transfers in which no transferee (or group of associated transferees within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) receives equal to or more than 2% of the issued and outstanding Class A Ordinary Shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class A Ordinary Shares) or a class of voting shares of ReNew Global (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such voting shares) representing 2% of the voting power attached to such class of voting shares; or (iv) to a transferee that controls more than 50% of the issued and outstanding Class A Ordinary Shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class A Ordinary Shares) and more than 50% of the issued and outstanding shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such shares) of each other class of voting shares of ReNew Global (without including any Class C Ordinary Share or depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class C Ordinary Share transferred to such transferee).

Liquidation

If ReNew Global is in liquidation, the liquidator may, if authorized by a special resolution of shareholders and any other authority required at law, divide among shareholders (excluding holders of treasury shares) in specie the whole or any part of its assets (and the liquidator may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders), or vest the whole or any part of such assets in trustees for the benefit of the shareholders and determine the scope and terms of those trusts, but no shareholder shall be compelled to accept any asset on which there is a liability.

Variation of rights

All or any of the rights and privileges attached to any class of shares issued may be varied or abrogated only with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the other provisions of the U.K. Companies Act and the terms of such shares’ issue. The U.K. Companies Act also provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should 15% or more of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to share capital

ReNew Global may, by ordinary resolution of shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of a smaller amount. ReNew Global may, by special resolution of shareholders, confirmed by the court, reduce its share capital or any capital redemption reserve or any share premium account in any manner authorized by the U.K. Companies Act. ReNew Global may redeem or purchase all or any of its shares, subject to the requirements as set out in the U.K. Companies Act .

Other U.K. law considerations

Mandatory purchases and acquisitions

Pursuant to Sections 979 to 991 of the U.K. Companies Act , where a takeover offer has been made for ReNew Global and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that such offeror wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer could be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given (subject to any court order previously made on the application of minority shareholders), when the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to ReNew Global, which it would hold in trust for the relevant minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the U.K. Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell out

The U.K. Companies Act also gives ReNew Global’s minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of its shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. Minority shareholders will have not less than three months to exercise this right. If a shareholder exercises a right to be bought out, the offeror is required to acquire such shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.

Disclosure of interest in shares

Pursuant to Part 22 of the U.K. Companies Act, ReNew Global is empowered to give notice in writing to any person whom it knows or have reasonable cause to believe to be interested in its shares, or to have been so interested at any time during the three years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable time, to disclose to ReNew Global particulars of that person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those three years in those shares.

Pursuant to the ReNew Global Articles, if a person defaults in supplying ReNew Global with the required particulars in relation to the shares in question, or “default shares”, within the prescribed period, the directors may by notice direct that:

•
in respect of the default shares, the relevant shareholder shall not be entitled to attend or vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and
•
in respect of the default shares, no payment shall be made by way of dividend and no share shall be allotted pursuant to any scrip dividend;
•
no transfer of any default share shall be registered unless (subject to certain exceptions) the shareholder is not itself in default in regard to supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the shareholder in such form as the Board may in its absolute discretion require to the effect that after due and careful inquiry the shareholder is satisfied that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer.

Purchase of own shares

Under English law, a public limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that it is not restricted from doing so by its articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

ReNew Global may purchase its own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom ReNew Global proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, no later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and dividends

Under the U.K. Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to ReNew Global and to each of its subsidiaries that has been incorporated under English law.

In addition, we, as a public limited company, can only make a distribution:

•
if, at the time that the distribution is made, the amount of the Company’s net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and
•
if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Compromises and arrangements

Under the U.K. Companies Act, if ReNew Global proposes a compromise or arrangement (a ‘scheme of arrangement’) between ReNew Global and its creditors or its shareholders or a class of either of them (as applicable), the High Court of Justice in England and Wales may order a meeting of the creditors or class of creditors or of its shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon ReNew Global and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the Company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

In addition, the U.K. Companies Act provides for restructuring plans, which may be used by a company only for the purpose of reducing or mitigating the effects of financial difficulties it is encountering that may affect its ability to carry on business as a going concern. These plans are similar to schemes of arrangement, but: the only shareholder or creditor approval required is that of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the members present and voting of one class of shareholders or creditors that would have a genuine economic interest in the company if the plan were not approved; and if that approval is obtained, members of any other class of shareholders or creditors will be bound by the restructuring plan if they will not as a result be worse off than if the plan were not approved and the court grants its approval.

City code on takeovers and mergers

The U.K. City Code on Takeovers and Mergers, or the “Takeover Code,” applies, among other things, to an offer for a public limited company the registered office of which is in the United Kingdom and which is considered by the Panel on Takeovers and Mergers, or the “Takeover Panel,” to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man, in each case, a “Code Company.” This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether ReNew Global has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking, in the first instance, at whether a majority of the directors on ReNew Global’s Board are resident in the United Kingdom, the Channel Islands and the Isle of Man. If a majority of the directors are so resident, then the “residency test” will normally be satisfied.

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied, ReNew Global would be subject to several rules and restrictions, including but not limited to the following: (i) its ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) ReNew Global would not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) ReNew Global would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

•
acquires an interest in shares of a Code Company that, when taken together with shares in which that person or persons acting in concert with that person are interested, carry 30% or more of the voting rights of the Code Company; or
•
who, together with persons acting in concert with that person, is interested in shares that in the aggregate carry not less than 30% of the voting rights in the Code Company and does not hold shares carrying more than 50% of those voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or an offer with a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

As at the date of this Report, ReNew Global has a majority of its Board resident outside of the United Kingdom, the Channel Islands and the Isle of Man. Therefore, for the purposes of the Takeover Code, ReNew Global believes that the residency test is not met. Therefore, the Takeover Code should not apply to us. It is possible that in the future changes in the Board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code, or other events may cause the Takeover Code to apply to us.

Exchange controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by ReNew Global, or that may affect the remittance of dividends, interest, or other payments by ReNew Global to non-resident holders of its ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in ReNew Global’s Articles on the right of non-residents to hold or vote shares. Any distribution of funds from ReNew India to ReNew Global in any form or manner is subject to applicable Indian exchange control regulations, including the Foreign Exchange Management Act, 1999.

Warrants

Upon the Closing, each outstanding RMG II warrant automatically became a Warrant of the Company and represented the right to purchase 1.0917589 Class A Ordinary Shares in lieu of one share of RMG II Class A Common Stock at a price of $11.50 per share, subject to adjustments as described below. The Warrants are governed by the Amended and Restated Warrant Agreement, entered into by us and Computershare, as warrant agent.

Public Warrants

The following description applies to Public Warrants.

The Amended and Restated Warrant Agreement requires ReNew Global to use commercially reasonable efforts to maintain the effectiveness of a registration statement registering the Class A Ordinary Shares issuable upon the exercise of the Warrants until the expiration of the Warrants. ReNew Global shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants. Notwithstanding the foregoing, if a registration statement covering the Class A Ordinary Shares issuable upon exercise of such warrants is not effective, holders of Warrants may, until such time as there is an effective registration statement and during any period when ReNew Global has failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants held by the holder, multiplied by the excess of the “fair market value” (defined below) less the exercise price of such warrants by (y) the fair market value and (B) 0.394, and, in either case, by paying (or giving an undertaking to pay) the nominal value (being $0.0001 per ReNew Global Ordinary Share). The “fair market value” for this purpose will mean the volume weighted average price of Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date notice of exercise is received.

ReNew Global will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to ReNew Global satisfying its obligations described below with respect to registration. No Warrant will be exercisable and ReNew Global will not be obligated to issue Class A Ordinary Shares as a result of the exercise of a Warrant unless the Class A Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the such warrants.

Notwithstanding the above, if Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a U.S. national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, ReNew Global may, at its option, require holders of Warrants who exercise such warrants to do so on a “cashless basis” and, in the event ReNew Global so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The exercise price and number of Class A Ordinary Shares issuable on exercise of the Warrants will be adjusted in certain circumstances and subject to certain exceptions described in the Amended and Restated Warrant Agreement, including in the event of a share dividend, extraordinary dividend or ReNew Global’s recapitalization, reorganization, merger or consolidation.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, ReNew Global will, upon exercise, round down to the nearest whole number of Class A Ordinary Shares to be issued to the holder.

Once the Warrants become exercisable, ReNew Global may call such warrants for redemption if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before ReNew Global sends the notice of redemption to the holders of Warrants. In addition, ReNew Global may only call such Warrants for redemption:

•
in whole and not in part;
•
at a price of $0.01 per Warrant; and
•
upon not less than 30 days’ prior written notice of redemption to each warrant holder.

If and when the Warrants become redeemable, ReNew Global may not exercise its redemption right if the issuance of Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or ReNew Global is unable to effect such registration or qualification.

If ReNew Global calls the Warrants for redemption as described above, it will have the option to require any holder that wishes to exercise its Warrant prior to such redemption to do so on a “cashless basis.” If ReNew Global takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case.

A holder of a Warrant may notify ReNew Global in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

The Amended and Restated Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Warrants in respect of Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to ReNew Global, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Ordinary Shares or any voting rights until they exercise their Warrants and receive Class A Ordinary Shares.

The Amended and Restated Warrant Agreement provides that, subject to applicable law, any action, proceeding or claim against ReNew Global arising out of or relating in any way to the Amended and Restated Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and ReNew Global irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See section titled “Risk Factors — Our ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.” under Item 3.D.

C.
Material Contracts

We have not entered into any material contracts other than as disclosed below and in the section titled “Related Party Transactions” under Item 7.B.

Description of Renew India’s Material Indebtedness

The following is a summary of certain material provisions of the agreements and instruments governing and evidencing ReNew India’s material indebtedness. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to ReNew India.

2022 Masala Bonds

On February 17, 2017, certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited, issued the Rs. 31,800,000,000 aggregate principal amount of the 10.629% Senior Secured Bonds due February 8, 2022, or the “2022 Masala Bonds”. The 2022 Masala Bonds accrue interest at a rate of 10.629% per annum, payable semi-annually. The 2022 Masala Bonds issued by each issuer are guaranteed by each other issuer. The 2022 Masala Bonds are secured by a first priority charge on immovable and movable properties, project documents and securities of the issuers.

The proceeds of the 2022 Masala Bonds were used to repay existing indebtedness, to pay accrued construction related expenses and to extend loans to entities within the ReNew India group.

The 2022 Masala Bonds were offered and sold in transactions exempt from registration to qualified institutional buyers in the United States under Rule 144A under the Securities Act and institutional investors outside the United States under Regulation S under the Securities Act.

The indentures governing the 2022 Masala Bonds contain covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, issue disqualified stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, issue or sale of capital stock of restricted subsidiaries, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The indentures also contain customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the applicable series of 2022 Masala Bonds may declare all of the 2022 Masala Bonds of that series to be due and payable immediately.

As of March 31, 2022, all of the 2022 Masala Bonds have been redeemed and none of the 2022 Masala Bonds remains outstanding.

2024 Notes

On March 12, 2019, March 26, 2019 and October 3, 2019, certain of our subsidiaries, Kanak Renewables Limited, Rajat Renewables Limited, ReNew Clean Energy Private Limited, ReNew Saur Urja Private Limited, ReNew Solar Energy (Telangana) Private Limited, ReNew Wind Energy (Budh 3) Private Limited, ReNew Wind Energy (Devgarh) Private Limited and ReNew Wind Energy (Rajasthan 3) Private Limited, issued the $525,000,000 aggregate principal amount of 6.67% Senior Secured Notes due March 12, 2024, or the “2024 Notes”. The 2024 Notes accrue interest at a rate of 6.67% per annum, payable semi-annually. The 2024 Notes are guaranteed by each issuer and by us, as the parent guarantor. The 2024 Notes are secured by a first priority charge on immovable and movable properties, project documents and securities of the issuers.

The proceeds of the 2024 Notes were used to repay existing indebtedness and capital expenditures.

The 2024 Notes were offered and sold in transactions exempt from registration to qualified institutional buyers in the United States under Rule 144A under the Securities Act and institutional investors outside the United States under Regulation S under the Securities Act.

At any time on or after March 12, 2021, the issuers may redeem the 2024 Notes, in whole or in part, at the redemption prices set forth in the indenture governing the 2024 Notes, plus accrued and unpaid interest, if any.

The indenture contains covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, issue disqualified or preferred stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, have subsidiaries, sell assets, create liens, enter into sale and leaseback transactions, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The indenture also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the 2024 Notes may declare all of the 2024 Notes to be due and payable immediately.

As of March 31, 2022, all of the 2024 Notes remained outstanding.

2022 Notes

On September 12, 2019, we issued the $300,000,000 aggregate principal amount of 6.45% Senior Secured Notes due September 27, 2022, or the “2022 Notes”. The 2022 Notes accrue interest at a rate of 6.45% per annum, payable semi-annually. The 2022 Notes are secured by a first ranking pari passu mortgage over all our immovable and movable property in relation to the Kod-Limbwas project and the Pratapgarh Project; a first ranking pari passu charge over all our immovable assets, current assets, receivables, book-debts, cash flows and related accounts in relation to the same projects; a first ranking pari passu charge over the rights and benefits under the project documents and a first ranking pledge over certain equity shares and redeemable preference shares of ReNew Power Services Private Limited held by us.

The proceeds of the 2022 Notes were used for capital expenditure.

The 2022 Notes were offered and sold in transactions exempt from registration to qualified institutional buyers in the United States under Rule 144A under the Securities Act and institutional investors outside the United States under Regulation S under the Securities Act.

At any time, we may redeem the 2022 Notes, in whole or in part, at a redemption price equal to 100% of their principal amount, plus an applicable premium and accrued and unpaid interest, if any. At any time, we may redeem up to 40% of the aggregate principal amount of the 2022 Notes with the net cash proceeds from one or more sales of certain of our capital stock or offerings of the units of an infrastructure investment trust, at a redemption price equal to 106.45% of their principal amount, plus accrued and unpaid interest, if any.

The indenture governing the 2022 Notes contains covenants that limit our ability to incur or guarantee additional indebtedness, issue disqualified stock, declare dividends on capital stock or purchase or redeem capital stock, make certain investments or other specified restricted payments, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a merger or consolidation, subject in each case to exceptions and qualifications.

The indenture also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the 2022 Notes then outstanding may declare all of the 2022 Notes to be due and payable immediately.

As of March 31, 2022, all of the 2022 Notes remained outstanding.

2027 Notes

On January 29, 2020, we issued the $450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027, or the “2027 Notes”. Between July 29, 2022 and March 5, 2023, we must redeem 40% of the 2027 Notes then outstanding at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest. The 2027 Notes accrue interest at a rate of 5.875% per annum, payable semi-annually. The 2027 Notes are secured by a first ranking pari passu mortgage over all our immovable and movable property in relation to our 250 MW wind power project located in Kutch, Gujarat; a first ranking pari passu charge over all our immovable assets, current assets, receivables, book-debts, cash flows and related accounts in relation to that project; a first ranking pari passu charge over the rights and benefits under the project documents and a first ranking pledge over certain equity shares and redeemable preference shares of ReNew Power Services Private Limited held by us.

The proceeds of the 2027 Notes were used to repay existing indebtedness and capital expenditure.

The 2027 Notes were offered and sold in transactions exempt from registration to qualified institutional buyers in the United States under Rule 144A under the Securities Act and institutional investors outside the United States under Regulation S under the Securities Act.

At any time prior to July 29, 2022, we may redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of their principal amount, plus an applicable premium and accrued and unpaid interest, if any. At any time prior to July 29, 2022, we may redeem up to 40% of the aggregate principal amount of the 2027 Notes with the net cash proceeds from one or more sales of certain of our capital stock or offerings of the units of an infrastructure investment trust, at a redemption price equal to 105.875% of their principal amount, plus accrued and unpaid interest, if any. At any time on or after July 29, 2022, we may on any one or more occasions redeem the 2027 Notes, in whole or in part, at the redemption prices set forth in the indenture governing the 2027 Notes, plus accrued and unpaid interest, if any.

The indenture contains covenants that limit our ability to incur or guarantee additional indebtedness, issued disqualified stock, declare dividends on capital stock or purchase or redeem capital stock, make certain investments or other specified restricted payments, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a merger or consolidation, in each case subject to exceptions and qualifications.

The indenture also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the 2027 Notes then outstanding may declare all of the 2027 Notes to be due and payable immediately.

As of March 31, 2022, all of the 2027 Notes remained outstanding.

2027 NCDs

On November 2, 2020, certain of our subsidiaries, Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited, issued the Rs. 23,910,550,000 aggregate principal amount of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027, or the “2027 NCDs”. The 2027 NCDs accrue interest at a rate of 8.458% per annum, payable semi-annually. The 2027 NCDs issued by each issuer are guaranteed by each of the other issuers and ReNew India. The 2027 NCDs are secured by a first ranking charge on movable and immovable properties of the issuers, all accounts opened in accordance with the terms of the 2027 NCDs, project documents and pledges over 51% of the equity shares of the issuers.

The proceeds of the 2027 NCDs were used to extend loans within the ReNew India group and to repay existing indebtedness.

The 2027 NCDs were offered and sold in transactions exempt from registration to an institutional investor, India Green Energy Holdings, outside the United States under Regulation S under the Securities Act.

On one business day prior to April 29, 2024, India Green Energy Holdings has the right to require the issuers to redeem all of the 2027 NCDs then held by it at a redemption price to be determined in accordance with the debenture trust deeds governing the 2027 NCDs, plus accrued and unpaid interest, if any.

At any time, any of the issuers may redeem the 2027 NCDs, in whole or in part, at a redemption price determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any. At any time, the issuers may redeem up to 40% of the aggregate principal amount of the 2027 NCDs with the net cash proceeds from one or more sales of certain of our capital stock, at a redemption price determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any.

The debenture trust deeds contain covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, issue or sell capital stock, sell assets, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The debenture trust deeds also contain customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in aggregate principal amount of the applicable series of 2027 NCDs then outstanding may declare all of the 2027 NCDs to be due and payable immediately.

As of March 31, 2022, all of the 2027 NCDs remained outstanding.

2028 Notes

On April 14, 2021, certain of our subsidiaries, ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited, issued the $585,000,000 in aggregate principal amount of 4.50% Senior Secured Notes due July 14, 2028, or the “2028 Notes”. The 2028 Notes accrue interest at a rate of 4.50% per annum, payable semi-annually, except that the first payment of interest, to be made on January 14, 2022, being the first interest payment date for the 2028 Notes, will be in respect of the period from and including April 14, 2021 to but excluding the first interest payment date. The 2028 Notes are guaranteed by each issuer from May 7, 2021 and by the parent guarantor from April 14, 2021. The 2028 Notes will be secured by a first priority pari passu mortgage/charge on immovable and movable properties of the issuers, a first priority pari passu charge on the project documents of the issuers, and a first priority pari passu pledge over 51.0% of the equity shares of the issuers.

The proceeds of the 2028 Notes, along with cash and cash equivalents will be used, among others, to repay outstanding indebtedness of the issuer group, and for capital expenditure in eligible green projects.

The 2028 Notes were offered and sold in transactions exempt from registration to qualified institutional buyers in the United States under Rule 144A under the Securities Act and institutional investors outside the United States under Regulation S under the Securities Act.

At any time prior to October 14, 2023, the issuers may redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of their principal amount, plus an applicable premium and accrued and unpaid interest, if any, to (but not including) the applicable redemption date. At any time prior to October 14, 2023, the issuers may redeem up to 40% of the aggregate principal amount of the 2028 Notes with the net cash proceeds from one or more equity offerings, at a redemption price equal to 104.50% of their principal amount, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, subject to certain conditions. At any time on or after October 14, 2023, the issuers may redeem the 2028 Notes, in whole or in part, at the redemption prices, plus accrued and unpaid interest, if any.

The indenture for the 2028 Notes contains covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, issue disqualified or preferred stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, have subsidiaries, sell assets, enter into sale and leaseback transactions, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to limitations and exceptions.

The indenture for the 2028 Notes also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in principal amount of the 2028 Notes then outstanding may declare all of the 2028 Notes to be due and payable immediately.

As of March 31, 2022, all of the 2028 Notes remained outstanding.

2030 NCDs

On March 25, 2021, certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited, issued the Rs. 33,700,500,000 aggregate principal amount of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030, or the “2030 NCDs”. The 2030 NCDs accrue interest at a rate of 6.028% per annum, payable semi-annually. The 2030 NCDs issued by each issuer are guaranteed by each other issuer and ReNew India. The 2030 NCDs are secured by a first priority charge on movable and immovable properties of the issuers, project documents and pledges over 51% of equity shares of the issuers. The proceeds of the 2030 NCDs were used to repay existing indebtedness of the issuers.

The 2030 NCDs were offered and sold in transactions exempt from registration to an institutional investor, India Green Power Holdings, outside the United States under Regulation S under the Securities Act.

On one business day before each of February 22, 2024, February 22, 2025 and February 22, 2026, the issuers must redeem 6.67%, 6.67% and 6.66%, respectively, of the original aggregate principal amount of the 2030 NCDs, subject to certain adjustments, at redemption prices determined in accordance with the debenture trust deeds governing the 2030 NCDs, plus accrued and unpaid interest, if any.

At any time on or after August 22, 2026, India Green Power Holdings will have the right to require the issuers to redeem some or all of the 2030 NCDs then held by it at a redemption price to be determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any.

At any time, the issuers may redeem the 2030 NCDs, in whole or in part, at a redemption price determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any. At any time, the issuers may redeem up to 40% of the aggregate principal amount of the 2030 NCDs with the net cash proceeds from one or more sales of certain of our capital stock, at a redemption price determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any.

The debenture trust deeds contain covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, issue disqualified or preferred stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The debenture trust deeds also contain customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in aggregate principal amount of the applicable series of 2030 NCDs may declare all of the 2030 NCDs to be due and payable immediately.

2032 Notes

On January 19, 2022, Renew Power Private Limited, issued the $ 400,000,000 aggregate principal amount of 4.56% Senior Notes due January 18, 2032, or the “2032 Notes”.

The 2032 Notes accrue interest at a rate of 4.56% per annum, payable semi-annually. The proceeds of the 2032 Notes were used to repay existing indebtedness of the issuer and subsidiaries of the issuer.

The 2032 Notes were offered and sold in transactions exempt from registration to an institutional investor, India Clean Energy Holdings, outside the United States under Regulation S under the Securities Act. India Clean Energy Holdings raised an underlying $ 400,000,000 aggregate principal amount of 4.5% senior secured notes with a tenor of 5.25 years.

At any time prior to July 18, 2025, the issuer may redeem the 2032 Notes, in whole or in part, at a redemption price determined in accordance with the debenture trust deeds, plus accrued and unpaid interest, if any. At any time prior to July 18, 2025, the issuer may redeem up to 40% of the aggregate principal amount of the 2032 Notes with the net cash proceeds from one or more sales of certain of our capital stock, at a redemption price determined in accordance with the debenture trust deed, plus accrued and unpaid interest, if any.

At any time during the period of July 18, 2025 to July 17, 2026, the issuer may redeem the 2032 Notes, in whole or in part, at a redemption price of 101.25%, plus accrued and unpaid interest, if any.

At any time after July 18, 2026, the issuer may redeem the 2032 Notes, in whole or in part, at a redemption price of 100%, plus accrued and unpaid interest, if any.

The trust deed contains covenants that limit the ability of the issuers to incur or guarantee additional indebtedness, issue disqualified stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The trust deed also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in aggregate principal amount of the applicable series of 2032 Notes may declare all of the 2032 Notes to be due and payable immediately.

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by ReNew Global, or that may affect the remittance of dividends, interest, or other payments by ReNew Global to non-resident holders of its ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in ReNew Global’s Articles on the right of non-residents to hold or vote shares.

E.
Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A Ordinary Shares and Warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of ReNew Global Shares and Warrants. This discussion applies only to ReNew Global Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended or the “Code”, (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the acquisition, ownership and disposal of ReNew Global Shares and Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Renew Global has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does, and is not intended to, not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•
regulated investment companies and real estate investment trusts;
•
brokers, dealers or traders in securities;
•
traders in securities that elect to mark to market interested party transactions that require shareholder approval;
•
tax-exempt organizations or governmental organizations;
•
U.S. expatriates and former citizens or long-term residents of the United States;
•
persons holding ReNew Global Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, synthetic security or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to ReNew Global Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;
•
persons that actually or constructively own 5% or more (by vote or value) of the ReNew Global Shares;
•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•
banks, insurance companies and other financial institutions;
•
S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•
U.S. Holders having a functional currency other than the U.S. dollar;
•
persons who hold or received ReNew Global Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
•
tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ReNew Global Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ReNew Global Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF RENEW GLOBAL SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF RENEW GLOBAL SHARES AND WARRANTS.

U.S. Holders

Distributions on ReNew Global Shares

If Renew Global makes distributions of cash or property on the ReNew Global Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because Renew Global does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “Passive Foreign Investment Company Rules”, dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

•
either (a) the ReNew Global Shares are readily tradable on an established securities market in the United States, or (b) Renew Global is eligible for the benefits of the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains or, the “Treaty”;
•
Renew Global is neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Renew Global in any taxable year in which the dividend is paid or the preceding taxable year;
•
the U.S. Holder satisfies certain holding period requirements; and
•
certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ReNew Global Shares. Subject to certain exceptions, dividends on ReNew Global Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of ReNew Global Shares and Warrants.

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ReNew Global Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ReNew Global Shares and/or Warrants, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ReNew Global Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ReNew Global Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Renew Global Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in ReNew Global Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant received therefore and the exercise price. The U.S. Holder’s holding period for a Renew Global Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ReNew Global Shares received would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ReNew Global Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ReNew Global Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “Sale, Exchange, Redemption or Other Taxable Disposition of ReNew Global Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered Warrants equal to the number of ReNew Global Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ReNew Global Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the exercise price of such Warrants. A U.S. Holder’s holding period for the ReNew Global Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of ReNew Global Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed under “Additional Information—Memorandum and Articles of Association—Share Capital.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Renew Global if, for example, the adjustment increases the holder’s proportionate interest in Renew Global’s assets or earnings and profits (for instance, through an increase in the number of ReNew Global Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ReNew Global Shares which is taxable to the holders of such shares as described under “Distributions on ReNew Global Shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Renew Global equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “Distributions on ReNew Global Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of ReNew Global Shares could be materially different from that described above if Renew Global is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, Renew Global will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Renew Global owns, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations of Renew Global and its subsidiaries, Renew Global does not believe it will be treated as a PFIC for the current taxable year.

However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year.

Under the PFIC rules, if Renew Global were considered a PFIC at any time that a U.S. Holder owns ReNew Global Shares or Warrants, Renew Global would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ReNew Global Shares or Warrants at their fair market value on the last day of the last taxable year in which Renew Global is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ReNew Global Shares or Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless ReNew Global subsequently becomes a PFIC.

For each taxable year that Renew Global is treated as a PFIC with respect to a U.S. Holder’s ReNew Global Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ReNew Global Shares or Warrants or, collectively the “Excess Distribution Rules”, unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ReNew Global Shares will be treated as excess distributions. Under these special tax rules:

•
the excess distribution or gain (including gain on a sale or disposition of Warrants) will be allocated ratably over the U.S. Holder’s holding period for the ReNew Global Shares or Warrants;
•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which ReNew Global is a PFIC, will be treated as ordinary income; and
•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ReNew Global Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the ReNew Global Shares or Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Renew Global may hold, directly or indirectly, that are PFICs or, collectively, “Lower-Tier PFICs”. There can be no assurance, however, that Renew Global does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Renew Global’s subsidiaries.

If Renew Global is a PFIC, a U.S. Holder of ReNew Global Shares (but not Warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” or, “QEF”, election. However, a U.S. Holder may make a QEF election with respect to its ReNew Global Shares only if Renew Global provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because ReNew Global does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to ReNew Global Shares and a QEF election is not available with respect to Warrants.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ReNew Global Shares to elect out of the Excess Distribution Rules discussed above if ReNew Global is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ReNew Global Shares, such U.S. Holder will include in income for each year that Renew Global is treated as a PFIC with respect to such ReNew Global Shares an amount equal to the excess, if any, of the fair market value of the ReNew Global Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ReNew Global Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ReNew Global Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ReNew Global Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ReNew Global Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ReNew Global Shares, as well as to any loss realized on the actual sale or disposition of the ReNew Global Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ReNew Global Shares previously included in income. A U.S. Holder’s basis in the ReNew Global Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Renew Global makes would generally be subject to the rules discussed above under “Distributions on ReNew Global Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Warrants may not be able to make a mark-to-market election with respect to their Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ReNew Global Shares, which are expected to be listed on the Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ReNew Global Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for ReNew Global.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ReNew Global Shares in which Renew Global is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ReNew Global Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ReNew Global Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Renew Global is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

This section applies to Non-U.S. Holders of ReNew Global Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of ReNew Global Shares or Warrants that is not a U.S. Holder, including:

•
a nonresident alien individual, other than certain former citizens and residents of the United States;
•
a foreign corporation; or
•
a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of ReNew Global Shares and Warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of ReNew Global Shares or (ii) gain realized upon the sale or other taxable disposition of ReNew Global Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•
the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or
•
in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of ReNew Global Shares and Warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ReNew Global Shares, and the proceeds received on sale or other taxable the disposition of ReNew Global Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ReNew Global Shares and proceeds from the sale, exchange, redemption or other disposition of ReNew Global Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s ReNew Global Shares or Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ReNew Global Shares and proceeds from the sale of other disposition of ReNew Global Shares or Warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Material United Kingdom Tax Considerations

The following is a general summary of material UK tax considerations relating to the ownership and disposal of ReNew Global Shares and Warrants. The comments set out below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where expressly stated otherwise, apply only to absolute beneficial owners of the ReNew Global Shares or Warrants who are (i) individuals not resident in the UK for UK tax purposes who do not hold ReNew Global Shares or Warrants for the purposes of a trade, profession, or vocation which they carry on in the UK through a branch or agency or (ii) companies not resident in the UK for UK tax purposes which do not hold the ReNew Global Shares or Warrants for the purpose of a trade carried on in the UK through a permanent establishment in the UK, together, “non-UK Holders.”

This summary does not address all possible tax consequences relating to an investment in the ReNew Global Shares or Warrants. Certain categories of holders, including those falling outside the category described above (such as those who are resident in the UK for UK tax purposes), those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with ReNew Global and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such holders and any general statements made in this disclosure do not take them into account.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law.

Potential investors should satisfy themselves prior to investing as to the overall tax consequences, including, specifically, the consequences under UK tax law and HMRC practice of the acquisition, ownership and disposal of the ReNew Global Shares or Warrants in their own particular circumstances by consulting their own tax advisors.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSAL OF RENEW GLOBAL SHARES AND WARRANTS, AND OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF UK TAX LAWS.

UK Taxation of Dividends

ReNew Global will not be required to withhold amounts on account of UK tax at source when paying a dividend in respect of ReNew Global Shares to a non-UK Holder.

Non-UK Holders who hold their ReNew Global Shares as an investment and not in connection with any trade carried on by them will not be subject to United Kingdom tax in respect of any dividends. There are certain exceptions from United Kingdom tax in respect of dividends on shares held in connection with a trade carried on in the UK for trades conducted in the UK through independent agents, such as some brokers and investment managers.

UK Taxation of Capital Gains

Acquisition of ReNew Global Shares on exercise of the Warrants

An individual that is a non-UK Holder will generally not be liable to UK capital gains tax on capital gains realized (if any) on the exercise of Warrants.

A company that is a non-UK Holder will generally not be liable to UK corporation tax on chargeable gains realized (if any) on the exercise of Warrants.

An individual non-UK Holder who is only temporarily a non-UK resident for UK tax purposes, may, in certain circumstances, become liable to UK tax on capital gains in respect of gains realized (if any) while he or she was not resident in the UK.

Disposal of ReNew Global Shares or Warrants

An individual who is a non-UK Holder will generally not be liable to UK capital gains tax on capital gains realized on the disposal of his or her ReNew Global Shares or Warrants.

A company that is a non-UK Holder will generally not be liable for UK corporation tax on chargeable gains realized on the disposal of its ReNew Global Shares or Warrants.

An individual non-UK Holder who is only temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realized while he or she was not resident in the UK.

Stamp Duty and Stamp Duty Reserve Tax

The stamp duty and stamp duty reserve tax, or SDRT, treatment of the issue and transfer of, and the agreement to transfer, ReNew Global Shares or Warrants outside a depositary receipt system or a clearance service are discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions into and within such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below. The discussion under the headings below applies to transactions undertaken by any holder of ReNew Global Shares or Warrants (as the case may be).

General

No stamp duty, or SDRT, will arise on the issue of ReNew Global Shares in registered form by ReNew Global (including on exercise of Warrants).

An agreement to transfer ReNew Global Shares or Warrants will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer (or, in certain circumstances and if it is higher, the market value of the ReNew Global Shares to be transferred in accordance with the relevant agreement). SDRT is, in general, payable by the purchaser.

Instruments transferring ReNew Global Shares or Warrants will generally be subject to stamp duty at the rate of 0.5% of the consideration (or, in certain circumstances and if it is higher, the market value of the ReNew Global Shares transferred by way of the relevant instrument) given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

Where ReNew Global Shares or Warrants are issued or transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, SDRT or stamp duty will, subject as described below, generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the UK from the European Union. In certain circumstances, there may also be no charge to stamp duty or SDRT on the transfer of ReNew Global Shares into a clearance service or depositary receipt system. Shareholders should accordingly seek their own advice before paying or accepting such charge.

Except in relation to transfers or agreements to transfer within clearance services that have made an election under Section 97A(1) of the Finance Act of 1986, no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer ReNew Global Shares or the Warrants within the facilities of The Depository Trust Company, or “DTC”.

Any liability for stamp duty or SDRT in respect of any transfer into a clearance service or depositary receipt system, or in respect of a transfer within any clearance service or depositary receipt system, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Material India Tax Considerations

The following is a summary of the material Indian income tax consequences of the purchase, ownership and disposal of the ReNew Global Shares for non-resident investors of the ReNew Global Shares. The summary only addresses the tax consequences for nonresident investors who hold the ReNew Global Shares as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a nonresident when the income by way of dividends and capital gains are earned. The summary is based on the ITA and relevant interpretations thereof as are in force as of the date of this Report.

This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ReNew Global Shares and does not deal with all possible tax consequences relating to an investment in the ReNew Global Shares, such as the tax consequences under state, local and other (for example, non-Indian) tax laws.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF INDIA TAX LAWS.

Residence

For the purpose of the ITA, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four (4) years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin who being outside India visits India and does not have India sourced income of more than Rs. 1,500,000 in the relevant year. The 60 days period shall be read as 120 days in the case of a citizen of India or a person of India origin living who being outside India comes on visit to India and has India sourced income of more than Rs. 1,500,000 in the relevant year. A company is considered to be resident in India if (i) it is incorporated in India or (ii) its POEM is in India. Comprehensive guidelines for determination of POEM have been issued by the Indian Income Tax department, the Indian Income Tax department has further clarified that guidelines regarding POEM shall not be applicable to companies having turnover or gross receipts of Rs. 500 million or less in a financial year. Individuals and companies who are not residents of India based on the above-mentioned criteria are treated as non-residents.

Taxation of Sale of the ReNew Global Shares

As per the provisions of the ITA, income arising to a non-resident in India through the transfer of a capital asset being shares or interest in a company or entity registered or incorporated outside India, is subject to tax in India, if such share or interest derives, directly or indirectly, its value substantially from the assets located in India. The share or interest in a company or entity registered or incorporated outside India is deemed to be deriving substantial value from the assets located in India if, on the specified date, the value of such assets (i) represents at least 50% of the value of all assets owned by the company or entity, and (ii) exceeds the amount of Rs. 100 million. An exception is available under the ITA for shareholders who neither hold more than 5% of voting power or share capital or interest in the company or the entity as the case may be, nor hold any right of management or control in the company or the entity either individually or together with its associated enterprises (as defined under the ITA), at any time in 12 months preceding the date of transfer. Similarly, non-residents from a jurisdiction with whom India have a tax treaty may evaluate the benefit available under such tax treaty, if any.

Accordingly, the shareholders of ReNew Global who are non-residents of India will be subject to tax in India at the time of transfer of shares in ReNew Global if ReNew Global derives substantial value from the assets located in India unless the relevant shareholder is eligible for the exemption as discussed above under the ITA or the applicable tax treaty. As on the date of the Exchange, ReNew Global derives substantial value from India. ReNew Global Shares will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long term capital gains arising from the transfer of ReNew Global Shares by the nonresident shareholder is taxable at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. The buyer of ReNew Global Shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

Taxation of Dividends

Dividend distributed by an Indian company is taxable in the hands of its shareholders. The Indian company is required to withhold tax at 10.0% prior to distribution of dividend to Indian resident shareholders and at 20.0% plus applicable surcharge and cess prior to distribution of dividend to non-Indian resident shareholders subject to benefit, if any, under applicable double taxation avoidance agreement. Accordingly, where ReNew Global receives dividend on equity shares held in the Indian company, ReNew Global will be subject to an Indian withholding tax of 20.0% (plus surcharge and cess) subject to ReNew Global being eligible to reduced rate of 10.0% under the India-UK double taxation avoidance agreement. Any dividend distribution by ReNew Global to its non-resident shareholders shall not be subject to tax in India.

Taxation of Sale of the Equity Shares

Sale of equity shares held by ReNew Global in an Indian company held as capital asset shall be subject to capital gains tax in India. Capital gains accruing to ReNew Global on the sale of unlisted equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, shall be taxed at the rate of 10.0% (plus surcharge and cess) where the shares have been held for a period of more than 24 months otherwise at the rate of 40.0% (plus surcharge and cess). The buyer of such shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

MAT

As per the ITA, if the tax payable by a corporate entity is less than 15.0% of its book profits, it shall be liable to pay MAT at the rate of 15.0% (plus applicable surcharge and cess) of such book profit.

The MAT provisions are not applicable to a foreign company if, (a) it is a resident of a country with which India has a tax treaty and it does not have a Permanent Establishment in India; or (b) it is a resident of a country with which India does not have a tax treaty and is not required to seek registration under the Indian corporate law.

Capital Losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the ITA. A long-term capital loss may be set off only against a long term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the long-term capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

Buy-Back of Securities

Indian companies buying back the shares are liable to pay tax on the distributed income at 20.0% (plus applicable surcharge and cess). Distributed income is computed as (i) consideration paid by the Indian company on buy back of shares reduced by the (b) amount that was received by the Indian company on issue of such shares. The shareholders shall be exempt from any further Indian tax on the buy-back of shares by the Indian company. Accordingly, ReNew Global on buy back of its shares held in the Indian company by the Indian company would be exempt from Indian tax whereas the Indian company would be liable to pay tax at 20.0% (plus applicable surcharge and cess). The tax on the distributed income by the Indian company shall be treated as the final payment of tax in respect of the said income and no further credit in India therefore shall be claimed in respect of the amount of tax so paid.

Effects of the Business Combination

The ITA provides that profits and gains arising from the transfer of a capital asset shall be charged to tax as income under the head capital gains in the year in which transfer takes place. Transfer has been defined, inter alia, to include sale or exchange of an asset. Transfer of shares of the Indian company to ReNew Global shall be subject to capital gains tax in the hands of the shareholders of the Indian company who will be transferring such shares under the provisions of the ITA. To the extent such shareholders are Indian residents, ReNew Global shall not be required to withhold tax on transfer of shares of the Indian Company to ReNew Global. In case of non-residents from an Indian perspective, ReNew Global shall have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury. The above-mentioned capital gains tax implications in the hands of the non-resident shareholders under the ITA may be subject to tax treaty benefit, if any, under the relevant tax treaty between India and the country of residence of relevant non-resident shareholder transferring shares of such Indian company. Therefore, to the extent the non-resident shareholders transferring the shares in the Indian company are tax residents of a jurisdiction where under the applicable tax treaty, capital gains are not taxable in India, ReNew Global shall not be required to withhold taxes on the transfer of shares of the Indian company to ReNew Global.

Shares of the Indian company will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of such shares by non-residents shall be taxable at the rate of 10.0% (plus applicable surcharge and education cess); short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess.

General Anti Avoidance Rule

Under the General Anti-Avoidance Rule, or “GAAR” of ITA, the Indian tax authority may declare an arrangement as an impermissible avoidance arrangement if the main purpose of such an arrangement is to obtain a tax benefit and the arrangement is not entered at arm’s length, results in misuse/abuse of provisions of ITA, lacks commercial substance or the is entered into by means or in a manner not ordinarily employed for bona fide business purpose. If any of the transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, it could result in denial of tax benefit under the ITA and / or under the applicable double taxation avoidance agreement, among other consequences, and the business may be affected.

Stamp Duty

An Indian company issuing equity shares is required to pay stamp duty in accordance with the applicable state/ union territory specific Indian stamp duty law. A sale of equity shares of an Indian company by a shareholder, either physically or in dematerialized mode, will be subject to Indian stamp duty at the rate of: (a) 0.015% of the market value of equity shares if the transfer of equity shares is on delivery basis; and (b) 0.003% of the market value of equity shares if the transfer of equity shares is on non-delivery basis. As per the Indian stamp duty law, such duty is required to be borne by the transferor of the equity shares.

Tax Credit

A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by the Indian company or any other person for such non-resident investor’s account in accordance with the applicable laws of the applicable jurisdiction.

F.
Dividends and Paying Agents

Not applicable.

G.
Statements by Experts

Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See Note 49 to our audited consolidated financial statements included in this Report for disclosures on financial instruments and market risk.

ITEM 12. SECURITIES DESCRIPTION OF SECURITIES OTHER THAN EQUITY

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of securities holders

Use of proceeds

On October 5, 2021, our registration statement on Form F-1 (file no. 333-259706), as amended, was declared effective by the SEC for our primary offering of 20,226,773 Class A Ordinary Shares and secondary offering of 271,479,759 Class A Ordinary Shares, 118,363,766 Class C Ordinary Shares, 7,026,807 Warrants to purchase Class A Ordinary Shares and 7,671,581 Class A Ordinary Shares underlying Warrants.

The total offer reached an aggregate price of approximately US$964 million before expenses of US$ 93 million. The use of proceeds is as set out below:

Particulars	US$ in millions
Payment to RPPL shareholders for stake purchase in RPPL	265
Offer expenses	93
Payment to RPPL employees for stake purchase in RPPL	10
Set aside for share buybacks	30
Loan to subsidiary	4
Operating expenses	3
ReNew Jal Urja acquisition	135
Acquisition of / investment in subsidiaries	311
Investment in fixed deposits	112
Free cash	1
Total	964

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Group’s Chief Executive Officer and our Group’s Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Group’s Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2022, our disclosure controls and procedures were effective.

(b)
Management’s Annual Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)
Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(d)
Changes in Internal Control over Financial Reporting

During the year ended March 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of our Audit Committee, Mr. Manoj Singh, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors. The full text of our Code of Ethics is posted on our website at https://renewpower.in/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are audited by S.R. Batliboi & Co. LLP, Chartered Accountants (“SRB”), a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in fiscal years 2021 and 2022.

	For the year ended March 31,
Particulars	2021	2022	2022
	(Rs. in millions)		(US$ in millions)
Audit fees (audit and review of financial statements)	38	91	1
Audit-related fees (including other miscellaneous audit related certifications)	127	84	1
Tax fees (tax audit, other certifications and tax advisory services)	0	2	0
All other fees (advisory services)	-	-	-
Total	165	177	2

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de-minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our Company provided by during the last two fiscal years have been approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

See Note 16 to our audited consolidated financial statements included in this Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are subject to the Nasdaq corporate governance listing standards. As a foreign private issuer, however, Nasdaq Rule 5615(a)(3) allows us to follow the practice in our home country, England and Wales, in lieu of certain Nasdaq corporate governance standards. A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is set out in section “Board Practices — Foreign Private Issuer Status” under Item 6.C.

Compensation Committee

Nasdaq rules require that a compensation committee comprises solely independent directors governed by a compensation committee charter overseeing executive compensation. English law does not require us to have a compensation committee. Our Remuneration Committee currently consists of (i) one director who is independent, (ii) one director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors.

Nomination of Directors

Nasdaq rules require that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprising solely independent directors. English law does not require this of us. Our Nomination and Board Governance Committee currently consists of (i) one director who is independent, (ii) one director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors.

Meetings of Independent Directors

Nasdaq rules require that the independent directors have regularly scheduled meetings with only the independent directors present. English law does not require this of us.

Quorum

We follow the requirements of English law with respect to the quorum for meetings of our shareholders, which are different from the requirements of the Nasdaq rules. Under the ReNew Global Articles, the quorum for a general meeting is two qualifying persons entitled to vote or, if there is only one member entitled to vote at the relevant time, one qualifying person entitled to vote.

A “qualifying person” means (a) an individual who is a member of the Company, (b) a person authorized to act as the representative of a corporation in relation to the meeting, or (c) a person appointed as a proxy of a member in relation to the meeting, or if that person is a corporation, the authorized representative of the corporation in relation to the meeting.

Shareholder Approval for Issuance of Securities

Nasdaq Rule 5635 requires a listed issuer to obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than public offerings. English law does not require this of us.

The U.K. Companies Act permits our directors to allot (or grant rights to subscribe for or to convert any security into) shares in the Company only with prior authorization granted by an ordinary resolution of our shareholders (being a resolution passed by a majority of the votes cast) or in the ReNew Global Articles. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. An exception applies in respect of the allotment of shares in pursuance of an employees' share scheme (as defined in the U.K. Companies Act).

In addition, subject to certain limited exceptions, the U.K. Companies Act provides shareholders with preemption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these preemption rights to be disapplied by the ReNew Global Articles or a special resolution of shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of preemption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

On August 20, 2021, our shareholders passed resolutions authorizing our directors until August 20, 2026 to allot shares with aggregate nominal values of up to (a) $6,503.02 for the purposes of our Employee 2021 Plan (including $30 for our Non-Employee 2021 Plan), and (b) $55,000 (which could, for instance, comprise up to 550,000,000 Class A Ordinary Shares) for other allotments, and disapplying preemption rights in respect of allotments under these authorities.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. Financial Statements

We have elected to provide financial statements and related information pursuant to section titled “Financial Statements” Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report, together with the report of the independent registered public accounting firm:

•
Consolidated statement of financial position as of March 31, 2021 and 2022.
•
Consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2020, 2021 and 2022.
•
Consolidated statements of changes in equity for the years ended March 31, 2020, 2021 and 2022.
•
Consolidated statements of cash flows for the years ended March 31, 2020, 2021 and 2022
•
Notes to the consolidated financial statements.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act. Statutory accounts for the Company’s financial year ended March 31, 2022 have not yet been delivered to the Registrar of Companies for England and Wales.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description

1.1†	Articles of Association of ReNew Global. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

2.1†	Specimen ReNew Global Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

2.2†	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-256228)).

2.3.†

Warrant Agreement, dated December 9, 2020, by and between Continental Stock Transfer & Trust Company and RMG II (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

2.4†

Warrant Assignment and Assumption Agreement dated August 23, 2021, among RMG-II, ReNew Global and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

2.5†

Amended and Restated Warrant Agreement dated August 23, 2021, among ReNew Global, Computershare Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.1†	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

4.2†	Amendment No. 1 to the Business Combination Agreement (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.3†	ReNew Global’s Shareholders Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.4†

Registration Rights, Coordination and Put Option Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.5†

Deed of Novation and Adherence pursuant to which RMG has assigned its right and novated its obligations under the shareholders agreement its obligations under the Agreement to MKC Investments, LLC (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on March 14, 2022 (file no. 001-40752)).

4.6†

Service Agreement between ReNew Global and Sumant Sinha dated August 23, 2021 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.7*	Amendment to the Service Agreement between ReNew Global and Sumant Sinha dated July 11, 2022.

4.8†

Form of the Indemnification Agreement between ReNew Global and each director and executive officer of ReNew Global (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.9†

Investment Management Trust Agreement dated December 9, 2021, by and between RMG II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.10†

Form of the Subscription Agreement by and among ReNew Global, RMG II and certain subscribers (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on September 22, 2021 (file no. 001-40752)).

4.11†

Form of the Employment Agreement with executive officers other than Sumant Sinha (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-256228)).

4.12*	Form of the Non-Employee 2021 Incentive Award Plan.

4.13*	Form of the Employee 2021 Incentive Award Plan.

4.14†

Form of the grant notices under the Employee 2021 Incentive Award Plan and Non-Employee 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-256228)).

4.15†*

2024 Notes: Indenture and supplemental indentures of Kanak Renewables Limited, Rajat Renewables Limited, ReNew Clean Energy Private Limited, ReNew Saur Urja Private Limited, ReNew Solar Energy (Telangana) Private Limited, ReNew Wind Energy (Budh 3) Private Limited, ReNew Wind Energy (Devgarh) Private Limited and ReNew Wind Energy (Rajasthan 3) Private Limited dated March 12, 2019 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)),

March 26, 2019 and October 3, 2019 for the $525,000,000 aggregate principal amount of 6.67% Senior Secured Notes due March 12, 2024.

4.16†

2022 Notes: Indenture of ReNew India dated September 12, 2019 for the $300,000,000 aggregate principal amount of 6.45% Senior Secured Notes due September 27, 2022 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.17†

2027 Notes: Indenture of ReNew India dated January 29, 2020 for the $450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.18†

2027 NCDs: Debenture trust deeds of Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited dated October 29, 2020 for the Rs. 23,910,550,000 aggregate principal amount of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.19†

2030 Notes: Debenture trust deeds of ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited dated March 25, 2021 for the Rs. 33,700,500,000 aggregate principal amount of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.20†

2028 Notes: Indenture and supplemental indenture of ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited dated April 14, 2021 and May 7, 2021 for the $585,000,000 aggregate principal amount of 4.50% Senior Secured Notes due July 14, 2028. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.21*	2032 Notes: Trust Deed of Renew Power Private Limited for the $ 400,000,000 aggregate principal amount of 4.56% Notes due January 18, 2032.

8.1*	List of significant subsidiaries of ReNew Global.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive Data File (embedded within the Inline XBRL Document)

† Previously filed
* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

ReNew Energy Global plc

Date: July 25, 2022	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Renew Energy Global plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Renew Energy Global plc (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Goodwill

Description of the Matter

As described in notes 4.1 and 6 to the consolidated financial statements, the amount of goodwill recognised by the Company as at March 31, 2022, was INR 11,596 million. This amount is allocated to the Company’s cash generating units (CGUs) or group of CGUs, which, if they contain goodwill, are tested at least annually for impairment, by comparing the CGUs carrying amount to its recoverable amount, which is determined to be the higher of its fair value less costs of disposal and its value in use (VIU). When the carrying amount of a CGU exceeds the recoverable amount, the carrying amount is written down to the recoverable amount.

Auditing the Company’s annual impairment assessment of CGUs which include goodwill, was complex and highly judgmental, due to the significant estimation and judgement required to determine the recoverable amount of each CGU, using discounted cash-flow models. In particular, the Company’s determination of the VIU of each CGU was sensitive to significant assumptions, such as the Plant Load Factor (PLF) used in determining revenue projections, future operating and maintenance expenses and discount rates. These assumptions are forward-looking and are affected by future economic and market conditions, as well as Company specific qualitative factors, including future performance of wind and solar plants.

How We Addressed the Matter in Our Audit

To test the assumptions used for determining the VIU, our audit procedures included, among others, testing the Company's forecast of PLF used in determining revenue projections and future operating and maintenance expenses, by comparing to historical Company trends and evaluated whether changes to these significant assumptions would impact the impairment conclusion. We also involved valuation specialists to assist us in evaluating the methodology used and discount rate applied to calculate the recoverable value of each CGU including performing sensitivity analyses on such key inputs. We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011.

Gurugram, India

July 25, 2022

ReNew Energy Global Plc

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,
	Notes	2021	2022	2022
		(INR)	(INR)	(USD) (refer Note 2.2)
Assets
Non-current assets
Property, plant and equipment	5	342,036	437,593	5,768
Intangible assets	6	36,410	39,724	524
Right of use assets	7	4,264	7,495	99
Financial assets
Trade receivables	8	1,178	1,006	13
Loans	9	140	164	2
Others	9	2,999	3,254	43
Deferred tax assets (net)	10	1,611	1,062	14
Prepayments	11	679	875	12
Non-current tax assets (net)		2,702	4,877	64
Other non-current assets	12	7,715	10,081	133

Total non-current assets		399,734	506,131	6,671

Current assets
Inventories	13	833	815	11
Financial assets
Derivative instruments	14	2,691	3,593	47
Trade receivables	8	34,802	44,819	591
Cash and cash equivalents	15	20,679	28,379	374
Bank balances other than cash and cash equivalents	15	26,506	50,741	669
Loans	9	56	623	8
Others	9	3,697	2,178	29
Prepayments	11	592	970	13
Other current assets	12	2,464	3,001	40
		92,320	135,119	1,781
Assets held for sale	39	—	93	1

Total current assets		92,320	135,212	1,782

Total assets		492,054	641,343	8,453

Equity and liabilities

Equity
Issued capital	16	3,799	4,808	63
Share premium	16	67,165	154,051	2,030
Hedge reserve	17A	(5,224)	(1,328)	(18)
Share based payment reserve	17B	1,165	3,444	45
Retained losses	17C	(6,489)	(38,420)	(506)
Other components of equity	17D	1,661	(4,116)	(54)

Equity attributable to equity holders of the parent		62,077	118,439	1,561
Non-controlling interests		2,668	7,934	105

Total equity		64,745	126,373	1,666

Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	18	335,136	373,729	4,926
Lease liabilities	19	1,782	2,999	40
Liability for put options with non-controlling interests	20	—	8,636	114
Others	21	132	2,087	28
Deferred government grant	22	719	214	3
Employee benefit liabilities	23	143	169	2
Contract liabilities	24	1,364	—	—
Provisions	25	13,686	13,384	176
Deferred tax liabilities (net)	10	10,808	12,468	164
Other non-current liabilities	26	2,747	5	0

Total non-current liabilities		366,517	413,691	5,453

ReNew Energy Global Plc

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,
	Notes	2021	2022	2022
		(INR)	(INR)	(USD) (refer Note 2.2)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	27	10,643	14,485	191
Lease liabilities	19	330	455	6
Trade payables	28	3,245	5,609	74
Liability for put options with non-controlling interests	20	—	910	12
Derivative instruments	29	1,070	4,209	55
Others (includes current maturities of long term interest-bearing loans and borrowings)	21	42,622	71,636	944
Deferred government grant	22	39	11	0
Employee benefit liabilities	23	252	179	2
Contract liabilities	24	61	—	—
Other current liabilities	26	2,266	3,281	43
Current tax liabilities (net)		264	504	7
		60,792	101,279	1,335
Liabilities directly associated with the assets held for sale	39	—	—	—

Total current liabilities		60,792	101,279	1,335

Total liabilities		427,309	514,970	6,788

Total equity and liabilities		492,054	641,343	8,453

Summary of significant accounting policies	4.1

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2020	2021	2022	2022
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Income
Revenue	30	48,412	48,187	59,349	782
Other operating income	31	78	80	2,694	36
Finance income and fair value change in derivative instruments	32	2,179	3,354	2,013	27
Other income	33	2,634	2,870	5,139	68

Total income		53,303	54,491	69,195	912

Expenses
Raw materials and consumables used		530	426	324	4
Employee benefits expense	34	951	1,259	4,501	59
Depreciation and amortisation	35	11,240	12,026	13,764	181
Other expenses	36	5,665	7,582	9,925	131
Finance costs and fair value change in derivative instruments	37	35,487	38,281	41,712	550
Change in fair value of warrants	43	—	—	690	9
Listing and related expenses	55	—	—	10,512	139

Total expenses		53,873	59,574	81,428	1,073

Loss before share of profit of jointly controlled entities and tax		(570)	(5,083)	(12,233)	(161)

Share in loss of jointly controlled entities		(53)	(45)	—	—

Loss before tax		(623)	(5,128)	(12,233)	(161)

Income tax expense	10C
Current tax		486	785	1,167	15
Deferred tax		1,714	2,091	2,797	37
Adjustment of current tax relating to earlier years		(42)	28	(69)	(1)

Loss for the year (a)		(2,781)	(8,032)	(16,128)	(213)

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Net gain / (loss) on cash flow hedges
Net gain / (loss) on cash flow hedge reserve		2,220	(5,065)	4,201	55
Net (loss) / gain on cost of hedge reserve		(1,000)	(539)	(1,385)	(18)
Total net gain / (loss) on cash flow hedges		1,220	(5,603)	2,816	37
Income tax effect		(1,856)	1,532	750	10
		(636)	(4,072)	3,566	47

Exchange differences on translation of foreign operations		14	(2)	191	3
		14	(2)	191	3

Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods (b)		(622)	(4,074)	3,757	50

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement loss of defined benefit plan		(13)	(8)	9	0
Income tax effect		4	1	(3)	(0)

Net other comprehensive loss that will not be reclassified to profit or loss in subsequent periods (c)		(9)	(7)	6	0

Other comprehensive income / (loss) for the year, net of tax (d) = (b) + (c)		(631)	(4,081)	3,763	50

Total comprehensive loss for the year, net of tax (a) + (d)		(3,412)	(12,113)	(12,365)	(163)

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2020	2021	2022	2022
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)

Loss attributable to:
Equity holders of the parent		(2,696)	(7,818)	(16,077)	(212)
Non-controlling interests		(85)	(214)	(51)	(1)
		(2,781)	(8,032)	(16,128)	(213)

Total comprehensive loss attributable to:
Equity holders of the parent		(3,265)	(11,965)	(12,700)	(167)
Non-controlling interests		(147)	(148)	335	4
		(3,412)	(12,113)	(12,365)	(163)

Earnings / (loss) per share	38
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR and USD)		(7.08)	(19.49)	(40.82)	(0.54)

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings / (losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	(refer Note 16)	(refer Note 16)	(refer Note 17A)	(refer Note 17B)	(refer Note 17C)	(refer Note 17D(i))	(refer Note 17D(ii))	(refer Note 17D(iii))
As at April 1, 2019	3,799	67,165	(512)	1,086	1,894	114	4,177	(2)	77,721	4,123	81,844
Loss for the year	—	—	—	—	(2,696)	—	—	—	(2,696)	(85)	(2,781)
Other comprehensive income / (loss)	—	—	(574)	—	(9)	—	—	14	(569)	(62)	(631)
Total comprehensive loss	—	—	(574)	—	(2,705)	—	—	14	(3,265)	(147)	(3,412)
Share-based payment expense	—	—	—	207		—	—	—	207	—	207
Forfeiture of vested options	—	—	—	(132)	132	—	—	—	—	—	—
Acquisition of non-controlling interest (refer Note 55(c)(i))	—	—	—	—	—	(143)	—	—	(143)	(500)	(643)
Acquisition of interest by non-controlling interest in subsidiaries (refer Note 55(c)(i))	—	—	—		5	—	—	—	5	847	852
Transfer from debenture redemption reserve (net)	—	—	—		1,881	—	(1,881)	—	—	—	—
As at March 31, 2020 (INR)	3,799	67,165	(1,086)	1,161	1,207	(29)	2,296	12	74,525	4,323	78,848

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings / (losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	(refer Note 16)	(refer Note 16)	(refer Note 17A)	(refer Note 17B)	(refer Note 17C)	(refer Note 17D(i))	(refer Note 17D(ii))	(refer Note 17D(iii))
As at April 1, 2020	3,799	67,165	(1,086)	1,161	1,207	(29)	2,296	12	74,525	4,323	78,848
Loss for the year	—	—	—	—	(7,818)	—	—	—	(7,818)	(214)	(8,032)
Other comprehensive income / (loss)	—	—	(4,138)	—	(7)	—	—	(2)	(4,147)	66	(4,081)
Total comprehensive loss	—	—	(4,138)	—	(7,825)	—	—	(2)	(11,965)	(148)	(12,113)
Share-based payment expense	—	—	—	177	—	—	—	—	177	—	177
Forfeiture of vested options	—	—	—	3	(3)	—	—	—	—	—	—
Repurchase of vested stock options (refer Note 42(b))	—	—	—	(176)	(470)	—	—	—	(646)	—	(646)
Acquisition of interest by non-controlling interest in subsidiaries (refer Note 55(c)(i))	—	—	—	—	29	—	—	—	29	8	37
Acquisition of non-controlling interest (refer Note 55(c)(i))	—	—	—	—	—	78	—	—	78	(1,622)	(1,544)
Acquisition of subsidiaries (refer Note 55(b))	—	—	—	—	—	—	—	—	—	107	107
Transfer from debenture redemption reserve (net)	—	—	—	—	694	—	(694)	—	—	—	—
Others	—	—	—	—	(121)	—	—	—	(121)	—	(121)
As at March 31, 2021 (INR)	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings / (losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	(refer Note 16)	(refer Note 16)	(refer Note 17A)	(refer Note 17B)	(refer Note 17C)	(refer Note 17D(i))	(refer Note 17D(ii))	(refer Note 17D(iii))
As at April 1, 2021	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745
Profit / (loss) for the year	—	—	—	—	(16,077)	—	—	—	(16,077)	(51)	(16,128)
Other comprehensive income / (loss)	—	—	3,180	—	6	—	—	191	3,377	386	3,763
Total comprehensive income / (loss)	—	—	3,180	—	(16,071)	—	—	191	(12,700)	335	(12,365)
Share-based payment expense (refer Note 42)	—	—	—	2,505	—	—	—	—	2,505	—	2,505
Repurchase of vested stock options (refer Note 42)	—	—	—	(24)	(65)	—	—	—	(89)	—	(89)
Amount utilised on exercise of stock options	—	—	—	(85)	—	—	—	—	(85)	—	(85)
Shares issued by subsidiary	—	—	—	—	1	—	—	—	1	916	917
Disposal of subsidiary (refer Note 39)	—	—	—	—	—	—	—	—	—	15	15
Acquisition of non-controlling interest (refer Note 55(c)(i))	—	—	—	—		(5,618)	—	—	(5,618)	(4,247)	(9,865)
Shares issued by RPPL* (refer Note 16)	456	27,486	—	—	—	—	—	—	27,942	—	27,942
Shares issued (refer Note 16)	0	9,149	—	—	—	—	—	—	9,149	—	9,149
Transfer to debenture redemption reserve (net)	—	—	—	—	135	—	(135)	—	—	—	—

Adjustments / impact pursuant to the Transaction (refer Note 55(a)):
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares)	1,050	72,605	—	—	—	—	—	—	73,655	—	73,655
- Distribution / cash paid to RPPL’s equity holders	—	—	—	—	(19,609)	—	—	—	(19,609)	—	(19,609)
- Recognition of non-controlling interests	(497)	(13,226)	716	(117)	214	(5)	(188)	—	(13,103)	13,103	—

Allocation of other equity to non controlling interest	—	—	—	—	—	1	(23)	—	(22)	22	—
Shares pending cancellation (refer Note 16)	(0)	—	—	—	(997)	—	—	—	(997)	—	(997)
Effect of approved capital reduction (refer Note 16)		(9,128)			9,128				—		—
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	(4,667)	—	—	—	(4,667)	(4,878)	(9,545)
As at March 31, 2022 (INR)	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373
As at March 31, 2022 (USD) (refer Note 2)	63	2,030	(18)	45	(506)	(73)	17	3	1,561	105	1,666

# includes cash flow hedge reserve and cost of hedge reserve

* includes compulsorily convertible preference shares converted to equity shares

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from operating activities
Loss before tax	(623)	(5,128)	(12,233)	(161)
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	35,076	37,852	41,088	542
Depreciation and amortisation	11,240	12,026	13,764	181
Change in fair value of warrants	—	—	690	9
Provision for operation and maintenance equalisation	11	(147)	(574)	(8)
Share based payments	72	203	2,410	32
Listing and related expenses (non cash)	—	—	7,617	100
Interest income	(2,144)	(1,774)	(2,013)	(27)
Others	(39)	(634)	48	1
Working capital adjustments:
Increase in trade receivables	(6,820)	(10,991)	(9,732)	(128)
(Increase) / decrease in inventories	110	(221)	(59)	(1)
(Increase) / decrease in other current financial assets	(407)	476	(29)	0
(Increase) / decrease in other non-current financial assets	(49)	7	1,921	25
(Increase) / decrease in other current assets	253	(674)	(476)	(6)
Decrease in other non-current assets	206	7	106	1
Increase in prepayments	(995)	(213)	(532)	(7)
(Decrease) / increase in other current financial liabilities	31	(258)	15	0
Increase in other current liabilities	274	168	1,401	18
(Decrease) / increase in other non-current liabilities	35	(9)	6	0
(Decrease) / increase in contract liabilities	—	1,538	(109)	(1)
(Decrease) / increase in trade payables	697	(555)	2,241	30
(Decrease) / increase in employee benefit liabilities	10	158	(73)	(1)
(Decrease) / increase in provisions	4	(4)	—	—
Cash generated from operations	36,942	31,827	45,477	599
Income tax (paid) / refund	(1,854)	254	(3,087)	(41)
Net cash generated from operating activities (a)	35,088	32,081	42,390	559

Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(39,299)	(24,482)	(89,830)	(1,184)
Sale of property, plant and equipment	—	—	134	2
Sale of intangible assets	219	—	—	—
Redemption / (investments) in deposits having residual maturity more than 3 months (net)	(15,868)	1,448	(24,770)	(326)
Disposal of subsidiary, net of cash disposed (refer Note 39)	—	3,597	4,765	63
Acquisition of subsidiaries, net of cash acquired (refer Note 55 and 56)	(762)	(34)	(15,929)	(210)
Government grant received	54	26	74	1
Cash acquired on acquisition of control in jointly controlled entities (refer note 55)		46	—	—
Proceeds from interest received	1,932	1,987	1,759	23
Loans given	—	—	(950)	(13)
Net cash used in investing activities (b)	(53,724)	(17,412)	(124,747)	(1,644)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost of INR 3,660)	—	—	67,978	896
Shares issued during the year	—	—	21	0
Distribution / cash paid to RPPL’s equity holders	—	—	(19,609)	(258)
Proceeds from disposal of subsidiary's interest to non-controlling interest	846	8	—	—
Shares pending cancellation (refer Note 16)	—	—	(1,315)	(17)
Acquisition of interest by non-controlling interest in subsidiaries	—	—	1,450	19
Payment for acquisition of interest from non-controlling interest	(736)	(1,516)	(737)	(10)

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Payment of lease liabilities (including payment of interest expense) (refer Note 41)	(347)	(248)	(295)	(4)
Proceeds from compulsory convertible preference shares	20,903	—	—	—
Payment made for repurchase of vested stock options	—	(681)	(610)	(8)
Proceeds from long term interest-bearing loans and borrowings	98,660	125,204	192,905	2,543
Repayment of long term interest-bearing loans and borrowings	(55,429)	(95,700)	(109,513)	(1,443)
Loan from related parties	—	605	—	—
Proceeds from short term interest-bearing loans and borrowings	34,808	18,779	98,044	1,292
Repayment of short term interest-bearing loans and borrowings	(44,790)	(20,002)	(103,728)	(1,367)
Interest paid	(32,305)	(33,528)	(34,553)	(455)
Net cash generated from / (used in) financing activities (c)	21,610	(7,079)	90,038	1,187
Net increase in cash and cash equivalents (a) + (b) + (c)	2,974	7,590	7,681	101
Cash and cash equivalents at the beginning of the year	10,115	13,089	20,679	273
Effects of exchange rate changes on cash and cash equivalents	—	—	19	0
Cash and cash equivalents at the end of the year	13,089	20,679	28,379	374

Components of cash and cash equivalents
Cash and cheque on hand	0	0	0	0
Balances with banks:
- On current accounts	11,699	19,474	27,359	361
- Deposits with original maturity of less than 3 months	1,390	1,205	1,020	13
Total cash and cash equivalents (refer Note 15)	13,089	20,679	28,379	374

Changes in liabilities arising from financing activities

Particulars	Opening balance as at April 1, 2021	Cash flows (net)	Other changes*	Closing balance as at March 31, 2022
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	365,590	83,392	(19,207)	429,775
Short term interest-bearing loans and borrowings	10,643	(5,684)	9,526	14,485
Total liabilities from financing activities	376,233	77,708	(9,681)	444,260

Particulars	Opening balance as at April 1, 2020	Cash flows (net)	Other changes*	Closing balance as at March 31, 2021
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	343,536	29,504	(7,450)	365,590
Short term interest-bearing loans and borrowings	12,148	(1,222)	(283)	10,643
Total liabilities from financing activities	355,684	28,282	(7,733)	376,233

Particulars	Opening balance as at April 1, 2019	Cash flows (net)	Other changes*	Closing balance as at March 31, 2020
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	269,327	64,134	10,075	343,536
Short term interest-bearing loans and borrowings	20,616	(9,982)	1,514	12,148
Total liabilities from financing activities	289,943	54,152	11,589	355,684

* includes adjustment for ancillary borrowing cost, unrealised / realised foreign exchange gain / loss.
The cash flow statement has been prepared under the indirect method as set out in the IAS 7 "Statement of Cash Flows".

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

1.
Corporate information

ReNew Energy Global Plc (the Company or Parent) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James's Square, London, England, SW1Y 4LB. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company's Board of Directors on July 25, 2022.

ReNew Power Private Limited (ReNew India or RPPL) is a private limited company domiciled and incorporated in India. The registered office of RPPL is located at 138, Ansal Chamber - II Bhikaji Cama Place, New Delhi - 110066.

The Group carries out business activities relating to generation of power through non-conventional and renewable energy sources through RPPL and its subsidiaries.

RMG Acquisition Corporation II (RMG II) is a blank check company incorporated as a Cayman Islands exempted company, on July 28, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

ReNew Power Global Merger Sub (Merger Sub) was a Cayman Islands exempted company, wholly-owned by the Company.

Details of Business Combination Agreement (BCA) and consequent listing of ReNew Energy Global Plc on NASDAQ

On February 24, 2021, RPPL with a purpose of listing on NASDAQ through special purpose acquisition company route (SPAC) had entered into a BCA with (i) RMG II, (ii) Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, (iii) the Company (iv) Merger Sub and (v) certain shareholders of RPPL.

Pursuant to the terms of the BCA, (i) Merger Sub merged with and into RMG II, with RMG II surviving through transfer of RMG II shares in exchange for the issuance of shares of the Company and (ii) certain shareholders of RPPL transferred and the Company acquired, RPPL shares in exchange for the issuance of shares of the Company and/or the payment of cash to the certain shareholders of RPPL (the "Transaction").

On August 23, 2021, on successful completion of above Transaction, the Company got listed on the NASDAQ. The Company acquired approximately 90% and 100% of shareholding of RPPL and RMG II from their existing shareholders, respectively. Consequently, RMG II and RPPL became subsidiaries of the Company. The trading of the Company's shares has commenced with effect from August 24, 2021 on the NASDAQ under symbol "RNW". Information on this transaction is provided in Note 55(a).

2.
Basis of preparation

2.1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below, and were in all material aspects were consistently applied to all periods presented unless otherwise stated. Refer Note 4.2.1 for new and amended standards and interpretations adopted by the Group.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The consolidated financial statements have been prepared on a historical cost basis, except for the following assets and liabilities which have been measured at fair value:

- Financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

- Assets held for sale - measured at fair value less cost to sell

- Share based payments

- Share warrants

- Liability for put options (refer accounting policy below)

2.2. Convenience translation (unaudited)

The consolidated financial statements are presented in Indian Rupee (INR), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2022 have been translated to U.S. Dollars (USD) at the exchange rate of Rs. 75.87 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022.

2.3. Accounting policy for transaction referred in Note 1:

On completion of transaction referred in Note 1, the former shareholders of RPPL become majority shareholders of the Company and have the ability to elect, appoint or remove a majority of the members of the governing body of the Company. There were no material assets or liabilities or operations in the Company prior to this transaction. RMG II is a non-operating entity that does not meet the definition of a business under IFRS 3. Therefore, for accounting purposes, RPPL is deemed to be the accounting acquirer in the transaction. The transaction has been treated as a capital transaction equivalent to the issue of shares of RPPL in exchange for the net monetary assets acquired and therefore, acquisition accounting does not apply.

Consequently, there was no goodwill or other intangible assets recorded, in accordance with IFRS. Any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree‘s identifiable net assets is considered to be payment for a service of a stock exchange listing and recognised as expenses under head “Listing and related expenses” in statement of profit or loss.

The consolidated financial statements of the Company represent the continuation of the pre-acquisition consolidated financial statements of RPPL. The consolidated financial statements of the Company reflect:

(a)
the assets and liabilities of the accounting acquirer recognised and measured at their pre-combination carrying amounts;
(b)
the retained earnings and other equity balances of the accounting acquirer before this transaction, after adjusting amount attributable to NCI recognised;
(c)
the amount recognised as issued capital and share premium is determined by adding the issued equity of the accounting acquirer outstanding immediately before this transaction, after adjusting amount attributable to NCI recognised to the fair value consideration effectively transferred. The number and type of equity instruments pre-acquisition reflect the equity structure of RPPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the Company. Refer Note 38 for adjustment carried to number of equity instruments for computation of earnings per share.
(d)
the non-controlling interest’s proportionate share of the accounting acquirer’s pre-combination carrying amounts of retained earnings and other equity interests;
(e)
the statement of profit or loss and other comprehensive income for the current period reflects that of the accounting acquirer for the full period together with the post-acquisition results of the accounting acquiree.

The consolidated financial statements for year ended March 31, 2021 and 2020 and consolidated financial statements for the period April 1, 2021 to August 23, 2021 include financial data pertaining only to RPPL and its subsidiaries.

The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as "0" due to presentation in millions.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

3.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

- Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

- Exposure, or rights, to variable returns from its involvement with the investee; and

- The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- The contractual arrangement(s) with the other vote holders of the investee

- Rights arising from other contractual arrangements

- The Group's voting rights and potential voting rights

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

The financial statements of all entities used for the purpose of consolidation are drawn up to same reporting date as that of the Company i.e., year ended on March 31. When the end of the reporting period of the parent is different from that of a subsidiary, the subsidiary prepares, for consolidation purposes, additional financial information as of the same date as the financial statements of the parent to enable the parent to consolidate the financial information of the subsidiary, unless it is impracticable to do so.

Consolidation procedure

- Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent on line by line basis with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognised in the Consolidated Financial Statements at the acquisition date.

- Offset (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary. Business combinations policy explains how to account for any related goodwill.

- Eliminate in full intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Group (profits or losses resulting from intragroup transactions that are recognised in assets, such as inventory and property, plant and equipment, are eliminated in full). Intragroup losses may indicate an impairment that requires recognition in the Consolidated Financial Statements. IAS 12 - 'Income Taxes' applies to temporary differences that arise from the elimination of profits and losses resulting from intragroup transactions.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non- controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

If the Group loses control over a subsidiary, it:

- Derecognises the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost

- Derecognises the carrying amount of any non-controlling interests

- Derecognises the cumulative translation differences recorded in equity

- Recognises the fair value of the consideration received and deferred consideration receivable

- Recognises the fair value of any investment retained

- Recognises any surplus or deficit in profit or loss

- Recognise that distribution of shares of subsidiary to group in Group’s capacity as owners

- Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the group had directly disposed of the related assets or liabilities.

Liability for put options with non-controlling interests

Liability for put option issued to non-controlling interests, to be settled in cash by the Company, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non- controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

4.1.
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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their acquisition date fair values. For this purpose, the liabilities assumed include contingent liabilities representing present obligation and they are measured at their acquisition fair values irrespective of the fact that outflow of resources embodying economic benefits is not probable. However, the following assets and liabilities acquired in a business combination are measured at the basis indicated below:

- Deferred tax assets or liabilities and the assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits respectively.

- Liabilities or equity instruments related to share based payment arrangements of the acquiree or share – based payments arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

- Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

- Reacquired rights are measured at a value determined on the basis of the remaining contractual term of the related contract. Such valuation does not consider potential renewal of the reacquired right.

- Potential tax effects of temporary differences and carry forwards of an acquiree that exist at the acquisition date or arise as a result of the acquisition are accounted in accordance with IAS 12.

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

A cash generating unit to which goodwill has been allocated is tested for impairment annually on March 31, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

When the Group acquires controlling interest in an entity or a group of assets or net assets that is not a business, the Group allocates the cost of the group between the individual identifiable assets acquired (including intangible assets) and liabilities assumed based on their relative fair values at the date of purchase and these acquisitions do not give rise to the goodwill. The cost of the group of assets is the sum of all consideration given, any NCI recognised, and transaction costs incurred if any.

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

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognises the loss within ‘Share of profit of an associate and a joint venture’ in profit or loss.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•
Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•
Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

This note summarises the accounting policy for determination of fair value. Other fair value related disclosures are given in the relevant notes as following:

•
Disclosures for significant estimates and assumptions (refer Note 58)
•
Quantitative disclosures of fair value measurement hierarchy (refer Note 48)
•
Financial instruments (including those carried at amortised cost) (refer Note 47 and 48)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

e)
Revenue recognition
(i)
Revenue

Revenue is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

- Rebates

In some PPAs, the Group provide rebates in invoice if payment is made before the due date. These are adjusted against revenue and are offset against amounts payable by the customers.

- Significant financing component

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

f)
Foreign currencies

The consolidated financial statements have been presented in INR, which is the Group's presentation currency as business activities of the Group are carried through RPPL and its subsidiaries, whose functional currency is INR.

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates and items included in the financial statements of each entity are measured using that functional currency.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into INR at the rate of exchange prevailing at the reporting date and their statements of profit and loss are translated at exchange rates prevailing at the dates of the transactions. For practical reasons, the group uses an average rate to translate income and expense items, if the average rate approximates the exchange rates at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognised in profit and loss.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Generation based incentive

Generation based incentive is recognised on the basis of supply of units generated by the Group to the state electricity board from the eligible project in accordance with the scheme of the "Generation Based Incentive (GBI) for Grid Interactive Wind Power Projects".

Subsidy (Viability Gap Funding)

The Group receives Viability Gap Funding (VGF) for setting up of certain solar power projects. The Group records the VGF proceeds on fulfilment of the underlying conditions as deferred government grant. Such deferred grant is recognised over the period of useful life of underlying asset.

Sale of emission reduction certificates

Government grants in the form of carbon emission rights (CERs), which are received on projects registered under the United Nations Framework on Climate Change, are recorded as non-financial assets and initially measured at fair value when there is reasonable assurance that such CERs will be received, with credit being recognised as Income from carbon credits under other operating income in the statement of profit or loss. Such CERs are subsequently tested for impairment. The Group derecognises the CERs when the certificate is sold, which occurs when units are transferred to the customer. The difference between the carrying value and sale price is recognised as income from carbon credits.

i)
Property, plant and equipment

Capital work in progress is stated at cost, net of accumulated impairment loss, if any. Property, plant and equipment (PPE) except freehold land is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the statement of profit or loss as incurred. Land is stated at cost net of accumulated impairment losses and is not depreciated.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions (refer Note 58) and provisions (refer Note 25) for further information about the recognised decommissioning provision.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

m)
Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period. Borrowing costs consist of interest, discount on issue, premium payable on redemption and other costs that an entity incurs in connection with the borrowing of funds (this cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs). The borrowing costs are amortised basis the Effective Interest Rate (EIR) method over the term of the loan. The EIR amortisation is recognised under finance costs in the statement of profit or loss. The amount amortised for the period from disbursement of borrowed funds upto the date of capitalisation of the qualifying assets is added to cost of the qualifying assets.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

o)
Impairment of non-financial assets

The Group assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for a cash-generating unit (CGU) asset is required in case of CGU which includes Goodwill, the Group estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre -tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. The higher of value-in-use or fair value less costs of disposal is regarded as the recoverable amount.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset's or CGU's recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, reversal is treated as an increase in revaluation.

Goodwill is tested for impairment annually on March 31, or more frequently when there is an indication that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable value of each of the CGUs (or group of CGUs) to which the goodwill relates. When the recoverable value of CGU is less than its carrying value, an impairment loss is recognised. Impairment loss on Goodwill is never reversed in future.

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

The cost is recognised, together with a corresponding increase in share-based payment reserve in equity, over the period in which the performance and / or service conditions are fulfilled in employee benefit expenses. The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the numbers of equity instruments that will ultimately vest. The statement of profit or loss expense or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period and is recognised in employee benefit expense.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other condition attached to an award, but without associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and / or performance conditions.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

Past service costs are recognised in statement of profit or loss on the earlier of:

- The date of the plan amendment or curtailment; and

- The date that the Group recognises related restructuring costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation as an expense in the statement of profit or loss:

- Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

- Net interest expense or income

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section 4.1(e) Revenue from contracts with customers.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised when:

- The rights to receive cash flows from the asset have expired, or

- The respective Group has transferred their rights to receive cash flows from the asset or have assumed the obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

- Either the Group has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

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

The Group follows 'simplified approach' for recognition of impairment loss allowance on trade receivables or contract revenue receivables. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

Compound instruments - Compulsorily Convertible Debentures

Compulsorily Convertible Debentures (CCDs) are separated into liability and equity components based on the terms of the contract

The Group recognises interest, dividends, losses and gains relating to such financial instrument or a component that is a financial liability as income or expense in the statement of profit or loss.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

For the purpose of hedge accounting, hedges are classified as:

- Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

- Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

- Hedges of a net investment in a foreign operation

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

When option contracts are used, the Group uses only intrinsic value of the option as the hedging instrument. Gains or losses relating to the effective portion of the changes in intrinsic value of the option are recognised in the cash flow hedging reserve within equity. The changes in the time value of money that relate to the hedged item are recognised within other comprehensive income in the cost of hedging reserve within equity.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

u)
Cash and bank balances
(i)
Cash and cash-equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks and cash in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short term deposits, as defined above, net of bank overdrafts as they are considered an integral part of the Group's cash management.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

4.2.
New standards, interpretations and amendments
4.2.1.
New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning April 1, 2021 (unless otherwise stated) but do not have a material impact on the financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

a)
Interest rate benchmark reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

The amendment applies to annual reporting periods beginning on or after January 1, 2021. These amendments had no material impact on the consolidated financial statements. The Group intends to use the practical expedients in future periods if they become applicable.

b)
(i) COVID-19 related rent concessions: Amendment to IFRS 16

On May 28, 2020, the International Accounting Standards Board (‘IASB’) issued COVID-19 related rent concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted.

ii)
COVID-19 related rent concessions beyond June 30, 2021

The amendment, included in (i) above, was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. The Group has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

These amendments had no material impact on the consolidated financial statements.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

4.2.2.
Standards issued but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which are not expected to have any material impact on the financial statements of the Group are disclosed below:

- Amendments to IFRS 9 - Financial Instruments - Fees in the '10 percent' test for derecognition of financial liabilities (effective from 1 January 2022*)

- Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from January 1, 2023*)

- Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective from January 1, 2023*)

- Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use (effective from 1 January 2022*)

- Amendments to IFRS 3 - Reference to the Conceptual Framework (effective from 1 January 2022*)

- Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract (effective from 1 January 2022*)

- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from January 1, 2023*#)

- Amendments to IAS 8 - Definition of Accounting Estimates (effective from January 1, 2023*)

* Effective for annual periods beginning on or after this date.

# In July 2021, IASB tentatively decided to defer the effective date of this 2020 amendment to no earlier than January 1, 2024.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

5.
Property, plant and equipment

	Freehold Land #	Plant and equipment	Buildings	Leasehold improvements	Office equipment	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2019	8,705	295,406	65	124	56	49	64	16,269	320,738
Additions during the year^	1,258	48,419	—	6	12	8	26	49,218	98,947
Adjustments during the year*	(73)	(51)	—	—	—	—	—	(188)	(312)
Disposals during the year**	—	(95)	—	—	(1)	—	(4)	(27)	(127)
Capitalised during the year	—	—	—	—	—	—	—	(47,373)	(47,373)
As at March 31, 2020	9,890	343,679	65	130	67	57	86	17,899	371,873
Additions during the year^	603	31,179	12	5	9	7	33	22,725	54,573
Acquisition of subsidiaries (refer Note 55)	57	2,500	—	—	1	1	1	—	2,560
Disposal of subsidiary (refer Note 39)	—	(14,998)	—	—	(1)	—	(0)	—	(14,999)
Adjustments during the year*	(19)	(265)	—	—	(1)	—	(1)	(4)	(290)
Disposals during the year**	—	(242)	—	—	(1)		(4)	(39)	(286)
Capitalised during the year	—	—	—	—	—	—	—	(30,176)	(30,176)
As at March 31, 2021	10,531	361,853	77	135	74	65	115	10,405	383,255
Additions during the year^	830	79,195	14	—	14	13	50	92,533	172,649
Asset acquisition (refer Note 56)	1,806	19,906	24	—	2	0	1	—	21,739
Adjustments during the year*	64	(198)	—	—	(1)	1	(1)	(355)	(490)
Assets held for sale		(228)							(228)
Disposal of subsidiaries (refer Note 39)	(1)	(5,976)	—	—	(2)	(2)	(0)	(90)	(6,071)
Disposals during the year**	—	(121)	—	—	(3)	—	(0)	(129)	(253)
Capitalised during the year	—	—	—	—	—	—	—	(80,385)	(80,385)
As at March 31, 2022	13,230	454,431	115	135	84	77	165	21,979	490,216

Accumulated depreciation
As at April 1, 2019	—	21,237	15	25	20	9	30	—	21,336
Charge for the year (refer Note 35)	—	9,827	3	11	7	6	11	—	9,865
Depreciation capitalised during the year	—	2	—	15	6	2	7	—	32
Adjustments during the year*	—	0	—	—	—	—	—	—	0
Disposals during the year	—	(0)	—	—	(1)	—	(4)	—	(5)
As at March 31, 2020	—	31,066	18	51	32	17	44	—	31,228
Charge for the year (refer Note 35)	—	10,568	3	14	9	9	12	—	10,615
Depreciation capitalised during the year	—	4	—	13	6	2	7	—	32
Disposal of a subsidiary (refer Note 39)	—	(615)	—	—	(1)	—	(0)	—	(616)
Disposals during the year	—	(35)	—	—	(1)	—	(4)	—	(40)
As at March 31, 2021	—	40,988	21	78	45	28	59	—	41,219
Charge for the year (refer Note 35)	—	12,148	7	18	9	6	10	—	12,198
Depreciation capitalised during the year	—	4	—	9	6	2	10	—	31
Disposal of subsidiaries (refer Note 39)	—	(734)	—	—	(1)	(1)	(0)	—	(736)
Adjustments during the year*	—	—	—	—	(1)	1	(1)		(1)
Assets held for sale	—	(47)	—	—	—	—	—	—	(47)
Disposals during the year	—	(39)	—	—	(2)	—	(0)	—	(41)
As at March 31, 2022	—	52,320	28	105	56	36	78	—	52,623
Net book value
As at April 1, 2020 (INR)	9,890	312,613	47	79	35	40	42	17,899	340,645
As at March 31, 2021 (INR)	10,531	320,865	56	57	29	37	56	10,405	342,036
As at March 31, 2022 (INR)	13,230	402,111	87	30	28	41	87	21,979	437,593
As at March 31, 2022 (USD)	174	5,300	1	0	0	1	1	290	5,768

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Mortgage and hypothecation on property, plant and equipment:

Property, plant and equipment are subject to a pari passu first charge to respective lenders for project term loans, buyer's/supplier's credit, senior secured notes, working capital loan, debentures and acceptances as disclosed in Note 18 and 27.

^ Capitalised borrowing costs

The amount of borrowing costs capitalised in property, plant and equipment and capital work in progress during the year ended March 31, 2022 was INR 2,553 (March 31, 2021 INR 2,072, March 31, 2020 INR 1,928). The rate ranging between 2.81% to 12.65% used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

*Adjustments to property, plant and equipment are as follows:

Freehold land	Adjustment of INR 64 (March 31, 2021: INR 19, March 31, 2020: INR 73) pertains to actualisation of provisional capitalisation.
Plant and equipments	Adjustment of INR 198 (March 31, 2021: INR 265, March 31, 2020: INR 51) pertains to actualisation of provisional capitalisation.
Capital work in progress	Adjustment of INR 355 (March 31, 2021: INR 4, March 31, 2020: INR 188) pertains to actualisation of provision against capital expenditure.

** Disposals in capital work in progress includes INR 129 (March 31, 2021: INR 39, March 31, 2020: INR 27) that has been written off to the extent of non-viability of recovery of cost in future.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

6.
Intangible assets

	Computer software	Customer contracts#	Development rights	Other intangible assets	Goodwill	Intangible asset under development@	Total intangible assets
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2019	160	26,744	36	—	11,381	6	38,327
Additions during the year	19	—	—	—	—	60	79
Capitalised during the year	—	—	—	—	—	(13)	(13)
As at March 31, 2020	179	26,744	36	—	11,381	53	38,393
Additions during the year	86	—	—	—	215	49	350
Acquisition of subsidiaries (refer Note 55(b))	7	1,304	—	7	—	20	1,338
Capitalised during the year	—	—	—	—	—	(67)	(67)
As at March 31, 2021	272	28,048	36	7	11,596	55	40,014
Additions during the year	89	—	—	—	—	35	124
Asset acquisition (refer Note 56)	—	4,547	—	—	—	—	4,547
Disposal of subsidiaries (refer Note 39)	(8)	(3)	—	—	—	—	(11)
Adjustments during the year*	2	—	—	—	—	(13)	(11)
Capitalised during the year	—	—	—	—	—	(9)	(9)
As at March 31, 2022	355	32,592	36	7	11,596	68	44,654
Accumulated amortisation
As at April 1, 2019	64	1,197	2	—	—	—	1,263
Charge for the year (refer Note 35)	30	1,114	1	—	—	—	1,145
Amortisation capitalised during the	—	15	—	—	—	—	15
As at March 31, 2020	94	2,326	3	—	—	—	2,423
Charge for the year (refer Note 35)	23	1,142	1	—	—	—	1,166
Amortisation capitalised during the year	15	—	—	—	—	—	15
As at March 31, 2021	132	3,468	4	—	—	—	3,604
Charge for the year (refer Note 35)	26	1,278	1	0	—	—	1,305
Disposal of subsidiaries (refer Note 39)	(4)	—	—	—	—	—	(4)
Capitalised during the year	25	—	—	—	—	—	25
As at March 31, 2022	179	4,746	5	0	—	—	4,930
Net book value
As at April 1, 2020 (INR)	85	24,418	33	—	11,381	53	35,970
At March 31, 2021 (INR)	140	24,580	32	7	11,596	55	36,410
As at March 31, 2022 (INR)	176	27,846	31	7	11,596	68	39,724
As at March 31, 2022 (USD)	2	367	0	0	153	1	524

# Remaining life of customer contracts ranges from 16 to 22 years as on March 31, 2022 (March 31, 2021: 17 to 23 years, March 31, 2020: 18 to 24 years)

* Adjustment of INR 2 (March 31, 2021: INR Nil, March 31, 2020: INR Nil) pertains to actualisation of provisional capitalisation.

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer's/supplier's credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in Note 18 and Note 27.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Impairment of non-financial assets including goodwill and intangible assets under development

Below is the break-up for goodwill and intangible assets under development for each group of cash generating units and individual cash generating units (CGU):

Group of CGU / individual CGU	March 31, 2022	March 31, 2021	March 31, 2020
Ostro Energy Group (wind power segment)
Goodwill	9,903	9,903	9,903
Intangible asset under development	—	—	—
ReNew Vayu Urja (KCT) (wind power segment)
Goodwill	756	756	756
Intangible asset under development	—	—	—
Prathamesh Solarfarms (solar power segment)
Goodwill	428	428	428
Intangible asset under development	—	—	—

Group of CGU / individual CGU	March 31, 2022	March 31, 2021	March 31, 2020
Others
Goodwill	509	509	294
Intangible asset under development@	68	55	53

@Intangible assets under development amounting to INR Nil as at March 31, 2022 (March 31, 2021: INR 20) out of the total intangible assets under development pertain to fair value of customer contracts for projects under development acquired as part of business combination. Goodwill and intangible assets under development pertain to various group of CGUs and individual CGUs and a combined test of impairment have been performed.

The Group undertook the impairment testing of Goodwill assigned to each Group of CGU and Individual CGU as at March 31, 2022, 2021 and 2020 applying value in use approach across all the Group CGUs and individual CGUs i.e. using cash flow projections based on financial budgets covering contracted power sale agreements with procurers (25 years) using a discount rate range of 9% - 11.8% (pre-tax) per annum for the impairment test as at March 31, 2022 (March 31, 2021: 10.90%, March 31, 2020: 11.40%). The Group has used financial projections over the remaining life of the Power Purchase Agreement (PPA) as the tariff rates are fixed as per PPAs and the terminal value at the end of PPA. The plant load factor for future periods is reviewed at least annually based on initial projections and future outlook.

The management and board has also considered the consequential impacts of the ongoing litigations in Andhra Pradesh while determining the timing of cash flows. The Company believes that the dispute (refer Note 52) would be ultimately decided in favour of the Group.

Based on the results of the impairment test, the estimated value in use of each Group of CGU and individual CGU was more than the respective carrying values and accordingly no impairment loss provision was recognised in the statement of profit or loss.

Based on the results of the Goodwill impairment test, the estimated value in use of each Group of CGU and individual CGU after adjusting the carrying values of property, plant and equipment's and intangible assets was more than carrying value of Goodwill as per below details:

Group of CGU / individual CGU	March 31, 2022	March 31, 2021	March 31, 2020
Ostro Energy Group (wind power segment)	3,851	3,090	4,106
ReNew Vayu Urja (wind power segment)	419	2,727	1,628
Prathamesh Solarfarms (solar power segment)	2,054	1,775	586
Others	4,253	5,319	5,232

The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of Goodwill to exceed the aggregate value in use of each group of CGU and individual CGU.

Further, no indicator for impairment existed either as at March 31, 2022, 2021 and 2020 in any of the individual CGUs where no goodwill was assigned.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

7.
Right of use assets

	Leasehold land	Building	Total
	(INR)	(INR)	(INR)
Cost
As at April 1, 2019	4,270	450	4,720
Additions during the year	460	50	510
Deletions during the year	(4)	(3)	(7)
As at March 31, 2020	4,726	497	5,223
Acquisition of subsidiaries (refer note 55)	36	—	36
Additions during the year	1,443	25	1,468
Modifications during the year	—	(26)	(26)
Disposal of subsidiaries (refer Note 39)	(1,745)	—	(1,745)
As at March 31, 2021	4,460	496	4,956
Additions during the year	3,434	—	3,434
Asset acquisition (refer Note 56)	128	—	128
Adjustments during the year*	(13)		(13)
As at March 31, 2022	8,009	496	8,505

Accumulated depreciation
As at April 1, 2019	177	96	273
Charge for the year (refer Note 35)	192	38	230
Depreciation capitalised during the year	—	65	65
As at March 31, 2020	369	199	568
Charge for the year (refer Note 35)	191	54	245
Depreciation capitalised during the year	—	54	54
Disposal of subsidiaries (refer Note 39)	(175)	—	(175)
As at March 31, 2021	385	307	692
Charge for the year (refer Note 35)	217	44	261
Depreciation capitalised during the year	—	57	57
As at March 31, 2022	602	408	1,010

Net book value
As at April 1, 2020 (INR)	4,357	298	4,655
As at March 31, 2021 (INR)	4,075	189	4,264
As at March 31, 2022 (INR)	7,407	88	7,495
As at March 31, 2022 (USD)	98	1	99

* Adjustment of INR 13 (March 31, 2021: INR Nil, March 31, 2020: INR Nil) pertains to leasehold land purchased during the year.

8.
Trade receivables

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Trade receivables (refer Note 52)	36,542	46,791	617
Less: impairment allowances for expected credit losses	(562)	(966)	(13)
Total	35,980	45,825	604

Non-current	1,178	1,006	13
Current	34,802	44,819	591

Trade receivables are non-interest bearing and are generally on terms of 7-60 days.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

9.
Financial assets

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non current
Financial assets at amortised cost
Loans
Security deposits	140	164	2
Total	140	164	2

Others
Deferred consideration receivable (refer Note 39)	—	1,936	26
Bank deposits with remaining maturity for more than twelve months (refer Note 15)	2,999	1,318	17
Total	2,999	3,254	43

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Current
Financial assets at amortised cost
Loans
Loans to related parties (refer Note 45)	11	—	—
Loans and advances to third party	—	556	7
Security deposits	45	67	1
Total	56	623	8

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Others
Deferred consideration receivable (refer Note 39)	1,936	610	8
Advances recoverable	154	153	2
Government grant receivable			—
- viability gap funding	302	0	0
- generation based incentive receivable	859	783	10
Interest accrued on fixed deposits	394	444	6
Interest accrued on loan to third party	—	40	1
Others	52	148	2
Total	3,697	2,178	29

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

10.
Deferred tax assets (DTA) (net) / deferred tax liabilities (DTL) (net)

10A Deferred tax assets (net)

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Deferred tax assets (gross)
Compound financial instruments	31	26	0
Loss on mark to market of derivative instruments	222	376	5
Difference in written down value of PPE as per books of account and tax laws	1	30	0
Unamortised ancillary borrowing cost	—	3	0
Provision for decommissioning cost	1,246	1,248	16
Expected credit loss	54	88	1
Losses available for offsetting against future taxable income	15,173	17,939	236
Unused tax credit (MAT)	106	181	2
Provision for operation and maintenance equalisation	284	252	3
Lease liabilities	149	470	6
Financial guarantee contracts	24	—	—
Government grant (viability gap funding)	28	355	5
Others	97	109	1
Deferred tax assets (gross) - Total (a)	17,415	21,077	278
Deferred tax liabilities (gross)
Compound financial instruments	6	—	—
Gain on mark to market of derivative instruments	81	51	1
Difference in written down value of PPE as per books of account and tax laws	15,407	19,265	254
Unamortised ancillary borrowing cost	169	162	2
Right of use asset	129	497	7
Government grant (viability gap funding)	11	0	0
Others	1	40	1
Deferred tax liabilities (gross) - Total (b)	15,804	20,015	264
Deferred tax assets (net) (a) - (b)	1,611	1,062	14

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

10B Deferred tax liabilities (net)

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Deferred tax liabilities (gross)
Compound financial instruments	—	38	0
Gain on mark to market of derivative instruments	54	129	2
Difference in written down value of PPE as per books of account and tax laws	33,930	43,316	571
Unamortised ancillary borrowing cost	162	124	2
Right of use asset	52	175	2
Fair value gain on financial instruments	0	9	0
Others	24	85	1
Deferred tax liabilities (gross) - Total (c)	34,222	43,876	578
Deferred tax assets (gross)
Compound financial instruments	107	—	—
Loss on mark to market of derivative instruments	143	267	4
Unamortised ancillary borrowing cost	5	60	1
Provision for decommissioning cost	2,330	2,186	29
Expected credit loss	96	167	2
Losses available for offsetting against future taxable income	18,843	26,435	348
Unused tax credit (MAT)	1,248	1,711	23
Provision for operation and maintenance equalisation	411	324	4
Lease liabilities	61	184	2
Government grant (viability gap funding)	164	57	1
Others	6	17	0
Deferred tax assets (gross) - Total (d)	23,414	31,408	414
Deferred tax liabilities (net) (c) - (d)	10,808	12,468	164

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

10C Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Accounting loss before income tax	(623)	(5,128)	(12,233)	(161)
Tax at the India's tax rate of 31.2% applicable to RPPL (March 31, 2021: 31.2%, March 31, 2020: 31.2%)	(194)	(1,600)	(3,817)	(50)
Disallowance under section 94B of the Income Tax Act	1,328	1,333	794	10
Interest on compound financial instrument	634	1,091	—	—
Tax rate differences	(96)	15	282	4
Impact of ICDS related to hedge contracts routed through OCI		—	1,473	19
Changes in estimates on reasonable certainty for recoverability of tax losses	(1,426)	2,305	2,475	33
Change in estimates for recoverability of MAT	316	82	(8)	(0)
Adjustment of tax relating to earlier periods	291	174	(327)	(4)
On account of adoption of new tax ordinance
- MAT credit written off	938	48	—	—
- Recognition / reversal of deferred tax asset / deferred tax liability	83	(7)	(65)	(1)
Effect of tax holidays and other tax exemptions	271	(879)	71	1
Deferred tax asset written off on sale of subsidiary (refer Note 39)	—	306	—	—
Reinstatement loss on loan having income taxable under income from other sources	74	—	—	—
Listing and related expenses	—	—	3,280	43
Other non-deductible expenses	(61)	36	(263)	(3)
At the effective income tax rate	2,158	2,904	3,895	51
Current tax expense reported in the statement of profit or loss	486	785	1,167	15
Deferred tax expense reported in the statement of profit or loss	1,714	2,091	2,797	37
Adjustment of current tax relating to earlier years	(42)	28	(69)	(1)
	2,158	2,904	3,895	51

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

10D Reconciliation of deferred tax assets (net) and deferred tax liabilities (net):

a)
For the year ended March 31, 2020

Particulars	Opening balance DTA / (DTL) as at April 1, 2019	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2020
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Compound financial instruments	172	(2)	—	(32)	—	—	138
Gain / (loss) on mark to market of derivative instruments	185	0	(1,856)	—	—	—	(1,671)
Difference in written down value of PPE as per books of account and tax laws	(34,254)	(6,018)	—	—	—	—	(40,272)
Unamortised ancillary borrowing cost	(225)	(114)	—	—	—	—	(339)
Provision for decommissioning cost	2,738	377	—	—	—	—	3,115
Expected credit loss	27	17	—	—	—	—	44
Fair value gain on financial instruments	0	(9)	—	—	—	—	(9)
Losses available for offsetting against future taxable income	23,038	5,060	—	—	—	—	28,098
MAT	2,465	(1,207)	—	—	—	—	1,258
Provision for operation and maintenance equalisation	454	179	—	—	—	—	633
Lease liabilities	352	(10)	—	—	—	—	342
Government grant (viability gap funding)	255	(11)	—	—	—	—	244
Right of use asset	(322)	1	—	—	—	—	(321)
Option premium	(31)	31	—	—	—	—	—
Others	43	(8)	4	—	—	—	39
	(5,103)	(1,714)	(1,852)	(32)	—	—	(8,701)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

b)
For the year ended March 31, 2021

Particulars	Opening balance DTA / (DTL) as at April 1, 2020	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2021
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Compound financial instruments	138	(84)	—	—	80	—	134
Gain / (loss) on mark to market of derivative instruments	(1,671)	(7)	1,905	—	—	—	227
Difference in written down value of PPE as per books of account and tax laws	(40,272)	(8,782)	—	—	366	(649)	(49,337)
Unamortised ancillary borrowing cost	(339)	19	—	—	—	(5)	(325)
Provision for decommissioning cost	3,115	482	—	—	(26)	4	3,575
Expected credit loss	44	105	—	—	(1)	—	148
Fair value gain on financial instruments	(9)	(8)	—	—	17	—	0
Losses available for offsetting against future taxable income	28,098	6,304	(339)	—	(719)	675	34,019
MAT	1,258	95	—	—	—	—	1,353
Provision for operation and maintenance equalisation	633	60	—	—	—	2	695
Lease liabilities	342	21	—	—	(157)	4	210
Financial guarantee contracts	—	24	—	—	—	—	24
Government grant (viability gap funding)	244	(63)	—	—	—	—	181
Right of use asset	(321)	11	—	—	133	(4)	(181)
Option premium	—	—	—	—	—	—	—
Others	39	39	1	—	—	1	80
	(8,701)	(1,784)	1,567	—	(307)	28	(9,197)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c)
For the year ended March 31, 2022

Particulars	Opening balance DTA / (DTL) as at April 1, 2021	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2022
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Compound financial instruments	134	19	—	(165)	—	—	(12)
Gain / (loss) on mark to market of derivative instruments	227	284	(48)	—	—	—	463
Difference in written down value as per books of account and tax laws	(49,337)	(14,253)	—	—	1,039	—	(62,551)
Unamortised ancillary borrowing cost	(325)	100	—	—	2	—	(223)
Provision for decommissioning cost	3,575	(141)	—	—	—	—	3,434
Expected credit loss	148	117	—	—	(10)	—	255
Fair value gain on financial instruments	0	(9)	—	—	—	—	(9)
Losses available for offsetting against future taxable income	34,019	10,386	798	—	(829)	—	44,374
MAT	1,353	604	—	—	(65)	—	1,892
Provision for operation and maintenance equalisation	695	(119)	—	—	—	—	576
Lease liabilities	210	444	—	—	—	—	654
Financial guarantee contracts	24	(24)	—	—	—	—	—
Government grant (viability gap funding)	181	359	—	—	(128)	—	412
Right of use asset	(181)	(491)	—	—	—	—	(672)
Others	80	(73)	(3)	—	(3)	—	1
	(9,197)	(2,797)	747	(165)	6	—	(11,406)

The Group has unabsorbed depreciation and tax losses which arose in India as at March 31, 2022 is INR 183,625 (March 31, 2021: INR 140,086). The unabsorbed depreciation and tax losses will be available for offsetting against future taxable profits of the Group.

Out of this, the tax losses that are available for offsetting for eight years against future taxable profits of the companies in which the losses arose are INR 5,966 (March 31, 2021: INR 10,854). The unabsorbed depreciation that will be available for offsetting for against future taxable profits of the companies in which the losses arose are of INR 177,659 (March 31, 2021: INR 129,232). Unabsorbed depreciation is available for utilisation indefinitely.

The Group has recognised deferred tax asset of INR 44,374 (March 31, 2021: INR 34,016) utilisation of which is dependent on future taxable profits. The future taxable profits are based on projections made by the management considering the PPA with power procurer.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The expiry year of MAT credit is 15 years from the date of entitlement and deferred tax has been recognised on MAT credit which are expected to be utilised before the expiry year.

The Group has tax losses amounting to INR 4,018 (March 31, 2021: INR 7,586) having an expiry period of 4 to 8 years (March 31, 2021: 5 to 8 years), capital losses amounting to INR 828 (March 31, 2021: INR 828) having an expiry period of 7 years, unabsorbed depreciation amounting to INR 8,040 (March 31, 2021: INR 1,535) which are available for utilisation indefinitely and MAT credit amounting to INR 316 (March 31, 2021: INR 82) having an expiry period of 8-15 years on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses.

Certain subsidiaries of the Group have undistributed earnings INR 17,662 as at March 31, 2022 (March 31, 2021: INR 15,783) which, if paid out as dividends, would be subject to tax in the hands of recipient. An assessable temporary difference exists, but no deferred tax liability has been recognised as the Parent is able to control timing of distributions from these subsidiaries. These subsidiaries are not expected to distribute these profits in the foreseeable future.

10E The tax department has raised demands for AY 2018-19 by disallowing certain employee costs and interest costs as allowable expenditures and has made few other additions to the taxable income. The management based on past legal precedents and the views of tax specialists believes it has strong grounds on merit for successful appeal in this matter. The potential additional tax outflow on account of these items as at March 31, 2022 is INR 969 plus applicable interest till the settlement of such disputes.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11.
Prepayments

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Prepaid expenses	679	875	12
Total	679	875	12

Current
Prepaid expenses	592	970	13
Total	592	970	13

12.
Other assets

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Capital advance	7,497	9,971	131
Advances recoverable	142	72	1
Security deposits	8	7	0
Balances with government authorities	68	31	0
Total	7,715	10,081	133

Current
Advances recoverable (refer Note 52)	1,553	1,517	20
Balances with government authorities	825	1,484	20
Others	86	0	0
Total	2,464	3,001	40

13.
Inventories

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Consumables and spares	833	815	11
Total	833	815	11

14.
Derivative instruments

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	2,691	3,593	47
Total	2,691	3,593	47

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

15.
Cash and bank balances

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Cash and cash equivalents
Cash and cheque on hand	0	0	0
Balance with banks
- On current accounts	19,474	27,359	361
- Deposits with original maturity of less than 3 months #	1,205	1,020	13
	20,679	28,379	374

Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	26,506	50,741	669
- Remaining maturity of more than twelve months #	2,999	1,318	17
	29,505	52,059	686
Less: amount disclosed under financial assets (others) (refer Note 9) #	(2,999)	(1,318)	(17)
Total	26,506	50,741	669

Fixed deposits of INR 11,307 (March 31, 2021: INR 14,037) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee etc.

# The bank deposits have an original maturity period of 37 days to 5,482 days and carry an interest rate of 2.25% - 8% which is receivable on maturity.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

16.
Share capital

Authorised share capital	Number of shares
Equity shares of INR 10 each
As at April 1, 2020 (pertains to RPPL)	500,000,000
As at March 31, 2021 (pertains to RPPL)	500,000,000
As at March 31, 2022*

Compulsory convertible preference shares of INR 425 each (refer Note 18)	Number of shares
As at April 1, 2020 (pertains to RPPL)	60,000,000
As at March 31, 2021 (pertains to RPPL)	60,000,000
As at March 31, 2022*	—

* There is no requirement under the UK Companies Act for the Company to have an authorised share capital.

Issued share capital

	Number of shares	Issued capital	Share premium
		(INR)	(INR)
As at April 1, 2020 (i)	379,924,556	3,799	67,165
As at April 1, 2021 (i)	379,924,556	3,799	67,165
Shares issued during the year (including compulsorily convertible preference shares converted to equity) (ii)	45,637,118	456	27,486
Total (i)	425,561,674	4,255	94,651
Adjustments / impact pursuant to the Transaction:
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares) (refer Note 53(a)) (iii)	105,011,966	1,050	72,605
- Recognition of non-controlling interests	(49,732,523)	(497)	(13,226)
- Adjustment to arrive at number of equity instruments of the Company	(92,336,396)	—	—
As at August 23, 2021 (iv)	388,504,721	4,808	154,030
Shares issued during the period (v)	12,328,219	0	9,149
Effect of approved capital reduction*	—	—	(9,128)
Shares pending cancellation*	(1,655,300)	(0)	—
As at March 31, 2022	399,177,640	4,808	154,051

(i)
Number of shares presented represents RPPL Shares. Equivalent number of equity instruments of the Company will be number of RPPL shares presented multiplied by exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share).
(ii)
During the year ended March 31, 2022, Series A compulsory convertible preference shares issued to certain existing shareholders were converted into equity shares on August 23, 2021 as per its original terms. Consequently, amortised cost of compulsory convertible preference shares of INR 27,665 which was classified as financial liability on the date of conversion was derecognised with recognition of issued capital amounting to INR 445 and share premium of INR 27,220.
(iii)
Number of shares presented represents shares issued by the Company for the Transaction. Deemed number of shares issued by RPPL is 127,381,626. Amount recognised in issued capital and share premium represents fair value consideration effectively transferred by RPPL.
(iv)
Number of shares presented represents Company's shares outstanding on consummation of the Transaction.
(v)
During the year ended March 31, 2022, the Company has issued class C shares on purchase shares held by non-controlling interests in RPPL. (refer Note 55(a))
(vi)
Before consummation of the Transaction, the Company had 1 equity share at par value of USD 0.01.

* Capital Reduction and Share Repurchase Program

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Pursuant to a court order dated February 8, 2022, the Company’s share premium account was cancelled and the amount of INR 9,128 standing to its credit was transferred to the Company’s retained earnings account with effect from February 14, 2022.

On February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to USD 250 worth of its Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases and the Company engaged Credit Suisse Securities (USA) LLC as its broker (the Broker) for the Share Repurchase Program.

In the period to March 31, 2022, the Broker purchased 1,655,300 Class A Ordinary Shares (par value USD 0.0001 each) on the open market for the purposes of the Share Repurchase Program for a consideration equivalent to INR 997. The shares have subsequently been repurchased into treasury by the Company.

Terms / rights attached to equity shares of RPPL

RPPL has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. If declared, the Group will declare and pay dividends in Indian rupees. In the event of liquidation of a Group, the holders of equity shares of such Group will be entitled to receive remaining assets of the Group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders of the Group.

The equity shares were redeemable at the option of the holders till August 23, 2021 and therefore, were considered a puttable instrument in accordance with IAS 32. Puttable instruments are required to be accounted for as financial liabilities, except where certain conditions are met in accordance with IAS 32, in which case, the puttable instruments may be presented as equity. The equity shares meet the conditions of IAS 32 and are, therefore, classified and accounted for as equity. Pursuant to the BCA (refer Note 1), the Company became legal parent of RPPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the Company.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Terms / rights attached to equity shares of the Company

The Company has four classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights
a) Class A shares	USD 0.0001	280,813,871

The holders of the Class A ordinary shares shall be entitled to receive distributions, in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class A ordinary shares held by them and pro rata with all other shares in the capital of the company which are entitled to distributions. Each holder of equity shares is entitled to one vote per share.

b) Class B shares	USD 0.0001	1

The holder of the Class B ordinary share shall be entitled to participate in distributions of the company, whether in the form of dividends, returns of capital on a winding up or any other means as per the terms of the articles of association (Articles), only during the period from the date on which the Company's Articles (as adopted on August 20, 2021) were adopted until the date that is three (3) years following the date of adoption.

Holder is entitled to a number of voting rights from time to time equal to the equivalent voting beneficial shares (as defined in the articles) held by the founder investors (and their affiliates) (as defined in the articles) as of the relevant time. The Class B ordinary share may not be transferred by the holder thereof to any person other than the founder’s affiliates (as defined in the articles).

			Class B shares are held by CEO of the Company.
c) Class C shares	USD 0.0001	118,363,766

The holders of the Class C ordinary shares shall be entitled to receive distributions in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class C ordinary shares held by them and pro rata with all other shares (as defined in the articles) in the capital of the company which are entitled to distributions. This class of share does not carry voting rights. Each Class C ordinary share shall automatically be re-designated as one (1) Class A ordinary share in the hands of a transferee (other than where such transferee is an affiliate).

d) Class D shares	USD 0.0001	1

The holder of the Class D ordinary share shall be entitled to participate in distributions of the company, whether in the form of dividends, returns of capital on a winding up or any other means as per the terms of the Articles, only during the period from the date on which the Company's Articles (as adopted on August 20, 2021) were adopted until the date that is three (3) years following the date of adoption.

The holder is entitled to a number of voting rights from time to time equal to the equivalent voting beneficial shares (as defined in the articles) held by Canada Pension Plan Investment Board (and its affiliates) (as defined in the articles) as of the relevant time.

The Company shall redeem and cancel the Class D Share for nominal value as soon as reasonably practicable after the transfer to the Company of all of the RPPL ordinary Shares held in exchange for Class A Shares pursuant to the terms defined in the Articles.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Class of shares	Nominal value	Number of shares	Terms / rights
e) Deferred shares	USD 0.01	1

The holder of the deferred share shall not be entitled to participate in the profits of the Company, shall have no right to attend, speak or vote, either in person or by proxy, at any general meeting of the company or any meeting of a class of members of the company in respect of the deferred share (save where required by law) and shall not be entitled to receive any notice of the meeting.

On a return of capital of the company on a winding up or otherwise, the holder of the deferred share shall be entitled to receive out of the assets of the company available for distribution to its shareholders the sum of, in aggregate, $0.01 but shall not be entitled to any further participation in the assets of the Company.

Total shares		399,177,640

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

17.
Other equity

17A Hedge reserve

(Amounts in INR)
As at April 1, 2020	(1,086)
OCI for the year (refer Note 53)	(4,072)
Attributable to non-controlling interests (refer Note 53)	(66)
As at March 31, 2021	(5,224)
OCI for the year (refer Note 53)	3,565
Recognition of non-controlling interests pursuant to the Transaction	716
Attributable to non-controlling interests (refer Note 53)	(385)
As at March 31, 2022	(1,328)

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

17B Share based payment reserve

(Amounts in INR)
As at April 1, 2020	1,161
Expense for the year	177
Repurchase of vested stock options	(176)
Forfeiture of vested options	3
As at March 31, 2021	1,165
Expense for the year	2,505
Recognition of non-controlling interests pursuant to the Transaction	(117)
Repurchase of vested stock options	(24)
Amount utilised on exercise of stock options	(85)
As at March 31, 2022	3,444

Nature and purpose

The share options based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

17C Retained earnings / (losses)

(Amounts in INR)
As at April 1, 2020	1,207
Loss for the year	(7,818)
Re-measurement loss on defined benefit plans (net of tax)	(7)
Forfeiture of vested options	(3)
Acquisition of interest by NCI in subsidiaries	29
Repurchase of vested stock options	(470)
Debenture redemption reserve created during the year	(117)
Debenture redemption reserve released on account of repayment of debentures	811
Others*	(121)
As at March 31, 2021	(6,489)
Loss for the year	(16,077)
Re-measurement loss on defined benefit plans (net of tax)	6
Acquisition of interest by NCI in subsidiaries	1
Repurchase of vested stock options	(65)
Debenture redemption reserve created during the year	(5)
Debenture redemption reserve released on account of repayment of debentures	140
Adjustments / impact pursuant to the Transaction:
Distribution / cash paid to RPPL’s equity holders	(19,609)
Recognition of non-controlling interests pursuant to the Transaction	214
Change in fair value of put option liability / derecognition of non-controlling interests	(4,667)
Effect of approved capital reduction (refer Note 16)	9,128
Shares pending cancellation (refer Note 16)	(997)
As at March 31, 2022	(38,420)

* represents distribution to owner recognised for financial guarantees (refer Note 45)

Nature and purpose

Retained earnings are the profits/(loss) that the Group has earned/incurred till date, less any transfers to general reserve, dividends or other distributions paid to shareholders. It is a free reserve available to the Group and eligible for distribution to shareholders, in case where it is having positive balance representing net earnings till date.

17D Other components of equity

(Amounts in INR)
As at April 1, 2020*	2,279
As at March 31, 2021*	1,661
As at March 31, 2022*	(4,116)

* Represents capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

(i)
Capital reserve

(Amounts in INR)
As at April 1, 2020	(29)
Gain on acquisition of non-controlling interest	78
As at March 31, 2021	49
Acquisition of non-controlling interest (refer Note 55(c)(i))	(5,618)
Recognition of non-controlling interests pursuant to the Transaction	(5)
Allocation of other equity to non controlling interest	1
As at March 31, 2022	(5,573)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Nature and purpose

Capital reserve represents bargain purchase gain on business combinations recognised under Local GAAP prior to date of transition to IFRS. It also includes adjustments recognised directly in equity pertaining to changes in the proportion held by non-controlling interests i.e., difference between the amount by which the non-controlling interests adjusted and the fair value of the consideration paid or received.

(ii)
Debenture redemption reserve

(Amounts in INR)
As at April 1, 2020	2,296
Debenture redemption reserve created during the year	117
Debenture redemption reserve transferred to retained earnings during the year	(811)
As at March 31, 2021	1,602
Debenture redemption reserve created during the year	5
Recognition of non-controlling interests pursuant to the Transaction	(188)
Allocation of other equity to non controlling interest	(23)
Debenture redemption reserve transferred to Retained earnings / (losses) during the year	(140)
As at March 31, 2022	1,256

Nature and purpose

As per the Indian Companies Act, Debenture Redemption Reserve (DRR) is a reserve required to be maintained by the Companies that have issued debentures. The purpose of this reserve is to minimise the risk of default on repayment of debentures as this reserve ensures availability of funds for meeting obligations towards debenture-holders. As per amendments in Companies (Share capital and Debentures) Rules, 2014 the requirement of listed Companies to create Debenture redemption reserve has been removed.

(iii)
Foreign currency translation reserve

(Amounts in INR)
As at April 1, 2020	12
Exchange differences on translation of foreign operations	(2)
At March 31, 2021	10
Exchange differences on translation of foreign operations	191
As at March 31, 2022	201

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

18.
Interest-bearing loans and borrowings

				Non-current			Current
				As at March 31,			As at March 31,
	Notes	Nominal interest rate	Maturity	2021	2022	2022	2021	2022	2022
				(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Debentures
- Non convertible debentures (secured)	(i)	See note (b)	See note (b)	90,137	76,184	1,004	10,447	8,078	106
- Compulsorily convertible debentures (unsecured)	(ii)	8% - 11.00%	June 2026 - September 2036	809	1,213	16	—	—	—
Term loan from bank (secured)	(iii)	2.81% - 9.60%	March 2023 - June 2042	44,269	59,847	789	6,888	3,972	52
Term loan from financial institutions (secured)	(iv)	3.20% - 10.90%	September 2023 - January 2044	80,300	102,088	1,346	13,119	7,681	101
Senior secured notes	(v)	4.50% - 7.18%	September 2022 - April 2027	92,924	134,397	1,771	—	36,315	479
Compulsorily convertible preference shares	(vi)	15.02%	−	26,697	—	—	—	—	—
Interest-bearing loans and borrowings - total #				335,136	373,729	4,926	30,454	56,046	739
Amount disclosed under the head 'other current financial liabilities' (refer Note 21)				—	—	—	(30,454)	(56,046)	(739)
Interest-bearing loans and borrowings - net				335,136	373,729	4,926	—	—	—

#Certain borrowings included above are guaranteed by the Parent on behalf of the group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary

Notes:

(a)
Details of terms and security
(i)
Non convertible debentures (secured)

The debentures are secured by way of first pari passu charge on the respective Company’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances, loans and advances etc. present and future.

(ii)
Compulsorily convertible debentures (unsecured)

Terms of conversion of CCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Interest	Moratorium period
ReNew Mega Solar Private Limited*	25	193	August 22, 2036	8%	18 months from the date of issue
ReNew Solar Energy (Telangana) Private Limited*	20	620	September 20, 2036	8%	18 months from the date of issue
Abha Solarfarms Limited	10	35	June 6, 2026, January 26, 2027 and May 24, 2027	10.70%	24 months from the date of issue
Aalok Solarfarms Limited	10	35	June 6, 2026, January 26, 2027 and May 24, 2027	10.70%	24 months from the date of issue
Shreyas Solarfarms Limited	10	69	June 8, 2026 and January 26, 2027	10.70%	24 months from the date of issue
Heramba Renewables Limited	10	69	January 26, 2027 and May 24, 2027	10.70%	24 months from the date of issue
ReNew Solar Energy (Jharkhand three) Private Limited	6	965	March 31, 2027	8.00%	Not applicable
Total		1,986

* Compulsorily convertible debentures are compulsorily convertible into equity shares in accordance with the terms of the Joint Venture Agreement at conversion ratio of 1:1. CCD do not carry any voting rights. Liability component of Compulsorily convertible debentures represent the present value of interest coupon.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

For all long-term loan arrangements from banks, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR 653 as at March 31, 2022 (March 31, 2021: INR 3,895), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified these liabilities as current.

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

For all long-term loan arrangements from financial institutions, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR Nil as at March 31, 2022 (March 31, 2021: INR 6,446), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group had classified these liabilities as current. Further, for the such borrowings outstanding as at March 31, 2021, the Group had subsequently received waiver from the lenders in April 2021.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Non creation of charge on securities against outstanding loans

Certain entities forming part of the Group had not created charge on security against outstanding loan balances as at March 31, 2021 mainly on account of pending approvals from government agencies with respect to land mortgages. During the year ended March 31, 2022, these companies have received the necessary approval and charge has been created. In any of the entities stated below, non-creation of charge did not result in any breach of material provisions (event of default). As at March 31, 2022, there are no entities in the Group where charge has not been created on security against outstanding loan balances.

Entity name	Lender name	As at March 31, 2021
ReNew Solar Energy (Rajasthan) Private Limited	Power Finance Corporation Limited	3,025
Prathamesh Solarfarms Limited	Yes Bank *	1,522
Prathamesh Solarfarms Limited	Rural Electrification Corporation *	1,724
ReNew Solar Power Private Limited	Indian Renewable Energy Development	5,513
Ostro Jaisalmer Private Limited	Rural Electrification Corporation *	778
Ostro Urja Wind Private Limited	Rural Electrification Corporation *	2,165
Ostro Dakshin Power Private Limited	Ptc Financial Services Pvt. Ltd.	1,236
Ostro Dakshin Power Private Limited	Rural Electrification Corporation	3,803
Ostro Andhra Wind Private Limited	India Infrastructure Finance Co. Ltd	1,373
Ostro AP Wind Private Limited	India Infrastructure Finance Co. Ltd	1,404
Ostro Madhya Wind Private Limited	Rural Electrification Corporation *	2,143
Badoni Power Private Limited	Rural Electrification Corporation *	852
AVP Powerinfra Private Limited	Rural Electrification Corporation *	795
Ostro Anantapur Private Limited	Rural Electrification Corporation *	3,344
ReNew Wind Energy (Varekarwadi) Private Limited	Rural Electrification Corporation *	2,172

* The corresponding loan balances have been fully repaid subsequently in the year ended March 31, 2022.

(v)
Listed senior secured notes

Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets. Further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the company. Secondary charge over the account receivables, book debts and cash flows. The senior secured notes shall be repaid through bullet payments starting from September 2022 to April 2027.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(vi)
Compulsorily convertible preference shares (refer Note 16)

The Company has issued INR 20,903 Compulsory Convertible Preference Shares ('CCPS') - Series A to certain existing shareholders:

Name of allottee	Number of shares allotted	Face value	Amount received	Balance as at March 31, 2022
GS Wyvern Holding Limited	16,395,294	425	6,968	—
Green Rock B 2014 Limited (acting in its capacity as trustee of Green Stone A 2014 Trust)	16,318,729	425	6,935	—
Canada Pension Plan Investment Board	16,470,588	425	7,000	—
Total	49,184,611		20,903	—

Each Series A CCPS are non-cumulative and shall be entitled to a preferred rate of dividend of 0.0001% over the equity shares of the Company. These are mandatorily convertible upon the occurrence of the earliest of certain events as enumerated in terms specified in board resolution passed for issuance of CCPS but no later than 3 years from the date of allotment. Conversion shall occur at conversion price which will be computed in the manner as terms specified in board resolution passed for issuance of CCPS on the date of conversion. Series A CCPS do not meet the criteria of conversion into fixed number of equity shares given conversion price is not currently ascertainable, accordingly these CCPS were recorded as financial liability and carried at amortised cost. These CCPS carried a yield of 15.02%. These CCPS were converted to equity shares of RPPL during July 2021 (refer Note 16).

The terms of conversion of CCPS include cap and floor prices for the computation of conversion ratio of the CCPS. These are considered as embedded derivatives and are accounted a FVTPL. The fair value of these embedded derivatives were Nil as at March 31, 2021.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
The details of non convertible debentures (secured) are as below:

Listing status	Debenture Series	Face value per	Numbers of NCDs outstanding		Outstanding amount			Nominal	Earliest redemption	Last date of	Terms of repayment
		NCD (INR)	As at March 31,		As at March 31,			interest	date	repayment
			2021	2022	2021	2022	2022
					(INR)	(INR)	(USD)
Non listed	Not applicable	1,000,000	1,026	—	1,026	—	—	9.41%	June 30, 2020	September 30, 2030	Quarterly
Non listed	Not applicable	1,000,000	4,966	—	4,966	—	—	9.60%	June 30, 2020	March 31, 2023	Quarterly
Non listed	Series 1	1,000,000	1,778	—	1,778	—	—	9.60%-9.95%	June 30, 2020	March 31, 2023	Quarterly
Non listed	Series 2	1,000,000	3,071	—	3,071	—	—	9.60%-9.95%	June 30, 2020	March 31, 2023	Quarterly
Non listed	Not applicable	1,000,000	2,844	—	2,844	—	—	9.95%	June 30, 2020	March 31, 2023	Quarterly
Listed	Not applicable	1,000,000	3,370	3,025	3,370	3,025	40	9.75%	September 30, 2020	March 31, 2033	Half yearly
Listed	Series-1	1,000,000	474	422	474	422	6	8.55%	September 30, 2020	September 30, 2034	Half yearly
Listed	Series-2	1,000,000	2,161	2,031	2,161	2,031	27	8.65%	September 30, 2020	September 30, 2034	Half yearly
Listed	Series-3	1,000,000	3,867	3,675	3,867	3,675	48	8.75%	September 30, 2020	September 30, 2034	Half yearly
Non listed	Not applicable	1,000,000	2,000	2,000	2,000	2,000	26	12.50%	October 27, 2022	October 27, 2022	Bullet
Non listed	Not applicable	1,000,000	2,000	1,500	2,000	1,500	20	12.68%	September 28, 2022	September 28, 2022	Bullet
Non listed	Not applicable	1,000,000	3,210	—	3,210	—	—	9.45%	July 30, 2025	July 30, 2025	Bullet
Non listed	Not applicable	1,000,000	3,738	3,738	3,738	3,738	49	8.55%	August 31, 2022	August 31, 2022	Bullet
Non listed	Not applicable	1,000,000	9,000	—	9,000	—	—	9.25%	March 30, 2022	March 30, 2022	Bullet
Non listed	Not applicable	1,000,000	5,159	5,159	5,159	5,159	68	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,747	1,747	1,747	1,747	23	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,674	1,674	1,674	1,674	22	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	440	440	440	440	6	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	5,948	5,948	5,948	5,948	78	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	2,972	2,972	2,972	2,972	39	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,197	1,197	1,197	1,197	16	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,189	1,189	1,189	1,189	16	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,188	1,188	1,188	1,188	16	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,199	1,199	1,199	1,199	16	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,196	1,196	1,196	1,196	16	8.46%	April 28, 2024	April 28, 2024	Bullet
Non listed	Not applicable	1,000,000	1,548	1,548	1,548	1,548	20	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	6,765	6,765	6,765	6,765	89	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	3,835	3,835	3,835	3,835	51	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	11,721	11,721	11,721	11,721	154	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	1,736	1,736	1,736	1,736	23	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	3,663	3,663	3,663	3,663	48	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	4,432	4,432	4,432	4,432	58	6.03%	August 22, 2026	August 22, 2026	Bullet
Non listed	Not applicable	1,000,000	—	10,020	—	10,020	132	7.75%	September 27, 2024	September 27, 2024	Bullet
Total (gross)					101,114	84,020	1,107
Transaction costs, discount on issue and premium on redemption					(530)	242	4
Total					100,584	84,262	1,111

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

19.
Lease liabilities

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Lease liabilities (refer Note 41)	1,782	2,999	40
	1,782	2,999	40

Current
Lease liabilities (refer Note 41)	330	455	6
Total	330	455	6

20.
Liability for put options with non-controlling interests

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Liability for put options with non-controlling interests*	—	8,636	114
	—	8,636	114

Current
Liability for put options with non-controlling interests*	—	910	12
Total	—	910	12

* Non-controlling shareholders of RPPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (refer Note 3).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

21.
Other financial liabilities

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Provision for operation and maintenance	—	2,087	28
Interest accrued but not due on debentures	132	—	—
	132	2,087	28

Current
Financial guarantee contracts	78	—	—

Financial liabilities at amortised cost
Current maturities of long term interest-bearing loans and borrowings (refer Note 18)*	30,454	56,046	739

Others
Interest accrued but not due on borrowings	1,686	1,821	24
Interest accrued but not due on debentures	1,211	2,037	27
Capital creditors	9,001	11,036	145
Purchase consideration payable	191	88	1
Cash settled shared based payment liability	—	36	0
Provision for operation and maintenance	—	565	7
Other payables	1	7	0
Total	42,622	71,636	944

*For all long-term loan arrangements from banks, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR 653 as at March 31, 2022 (March 31, 2021: INR 10,341), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified these liabilities as current.

22.
Deferred government grant

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Opening balance	848	758	10
Adjustment during the year	(58)	—	—
Disposal of subsidiary (refer Note 39)	—	(501)	(7)
Released to the statement of profit or loss	(32)	(32)	(0)
Total	758	225	3
Current	39	11	0
Non-current	719	214	3
	758	225	3

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

23.
Employee benefit liabilities

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Provision for gratuity (refer Note 40)	143	169	2
Total	143	169	2

Current
Provision for gratuity (refer Note 40)	7	20	0
Provision for compensated absences	143	159	2
Share based payment liability	102	—	—
Total	252	179	2

24.
Contract liabilities

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Deferred revenue*	1,364	—	—
Total	1,364	—	—

Current
Deferred revenue*	61	—	—
Total	61	—	—

*Considering the specific facts and nature of the transaction, the Company has assessed that the said liability is no longer required. Since this change has no material impact on financial statements hence the previous year numbers have not been revised.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

25.
Provisions

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Provision for decommissioning costs	13,686	13,384	176
Total	13,686	13,384	176

			Provision for decommissioning costs
As at April 1, 2019			10,377
Arised during the year			1,049
Unwinding of discount and changes in discount rate			524
As at March 31, 2020			11,950
Arised during the year			1,071
Unwinding of discount and changes in discount rate			744
Acquisition of subsidiaries			21
Disposal of subsidiaries			(100)
As at March 31, 2021			13,686
Arised during the year			1,206
Unwinding of discount and changes in discount rate			778
Acquisition of subsidiaries			78
Adjustment during the year			(2,364)
As at March 31, 2022			13,384

Decommissioning costs

Provision has been recognised for decommissioning costs associated with premises taken on leases wherein the Group is committed to decommission the site as a result of construction of wind and solar power projects.

26.
Other liabilities

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Non-current
Provision for operation and maintenance*	2,736	—	—
Others	11	5	0
Total	2,747	5	0

Current
Provision for operation and maintenance*	490	—	—
Advance received against sale of assets		85	1
Other payables
TDS payable	1,389	2,719	36
GST payable	367	447	6
ESI payable	—	1	0
Labour welfare fund payable	1	3	0
Provident fund payable	19	26	0
Total	2,266	3,281	43

* Provision for operation and maintenance has been classified under financial liabilities as at March 31, 2022 considering the nature of obligations. Since the change in presentation is not material to the financial statements as at March 31, 2021, the grouping has not been revised.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

27.
Interest-bearing loans and borrowings

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Working capital term loan (secured)	5,525	4,480	59
Acceptances (secured)	2,169	4,605	61
Buyer's / supplier's credit (secured)	2,949	5,400	71
Total #	10,643	14,485	191

Working capital term loan (secured)

The term loan from bank carries interest at 4.8% to 6.5% per annum. The same is repayable with a bullet payment at the end of the tenure i.e. 30-365 days. It is secured by first charge by way of hypothecation entire movable properties of the borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Acceptances (secured)

Acceptances are secured by pari-passu charge over all present and future current assets and movable fixed assets of the Company of respective projects for which such acceptances are taken. Discount rate of acceptances ranges from 5.10% to 7.06%. The maturity period ranges from 3-12 months.

Buyer's / supplier's credit (secured)

Buyer's/Supplier credit carries an interest rate of 0.51% -1.94% and is secured by first pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and all intangibles assets, assignment of all rights, title, interests, benefits, claims etc. of project documents, PPA, and insurance contracts of the Company. Creation of charge by way of mortgage and assignment is under process.

# Certain borrowings included above are guaranteed by RPPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

28.
Trade payables

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Current
Trade payables	3,245	5,609	74
Total	3,245	5,609	74

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

29.
Derivative instruments

	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Current
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	1,070	1,723	23
Financial liabilities at FVTPL
Derivative instruments - share warrants (refer Note 43)	—	2,486	33
Total	1,070	4,209	55

30.
Revenue

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Sale of power	47,759	47,673	58,990	778
Sale of services - management shared services	15	14	—	—
Income from engineering, procurement and construction service	543	434	295	4
Sale of services - operation and maintenance services (refer Note 45)	16	37	0	0
Others	79	29	64	1
Revenue from contracts with customers	48,412	48,187	59,349	782

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR 404 (March 31, 2021: INR 386, March 31, 2020: INR 70)

a)
The location for all of the revenue from contracts with customers is India.
b)
The timing for all of the revenue from contracts with customers is over time.
c)
The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended March 31, 2022, on receipt of approval of cost over-run of INR Nil (March 31, 2021: INR 1,472, March 31, 2020: INR Nil), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 4,219 (March 31, 2021: INR 1,266, March 31, 2020: INR 4,236) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved, the Group during the year ended March 31, 2022 has recognised revenue of INR 61 (March 31, 2021: INR 48, March 31, 2020: INR Nil).
d)
Transaction price - remaining performance obligations

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

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied), other than those where Group has elected the practical expedient available under IFRS 15 as mentioned above is approximately INR 38,018 as at March 31, 2022. Out of this, the group expects to recognise revenue of approximately 4% within the next one year and the remaining thereafter. The remaining performance obligations expected to be recognised relate to the supply of power under power purchase agreements that is to be satisfied as the Group performs for the remaining term of contract.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

e)
There are no other material differences between the contracted price and revenue from contracts with customers.
f)
Contract balances

	As at April 1,	As at March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Trade receivables (refer Note 8)	25,914	35,980	44,819	591
Contract liabilities (refer Note 24)	1	1,425	—	—

31.
Other operating income

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Income from leases	63	80	68	1
Income from carbon credits	15	—	2,626	35
Total	78	80	2,694	36

32.
Finance income and fair value change in derivative instruments

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Interest income accounted at amortised cost
- on fixed deposit with banks	2,044	1,563	1,385	18
- on loan given to third party	—	—	40	1
- on trade receivables	—	114	138	2
- others	135	212	238	3
Gain on fair value changes on derivative instruments (other than hedge instruments)	—		212	3
Gain on settlement of financial liabilities*	—	1,465	—	—
Total	2,179	3,354	2,013	27

* Represents gain on derecognition of long term interest-bearing loans and borrowings accounted for using amortised cost method on account of reduction in premium on redemption due to early repayment.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

33.
Other income

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Government grant
- generation based incentive	2,098	1,846	2,029	27
- viability gap funding	37	32	32	0
Compensation for loss of revenue	89	431	1,461	19
Gain on sale of property, plant and equipment	219	0	10	0
Insurance claim	34	63	265	3
Gain on derivative instruments designated as cash flow hedge (net)	—	16	29	0
Gain on disposal of subsidiaries (net) (refer Note 39)	—	—	214	3
Income tax refund	—	160	—	—
Excess provisions written back	—	—	611	8
Commission on financial guarantee contracts (refer Note 45)	—	—	78	1
Miscellaneous income	157	295	389	5
Fair value gain on investment (refer Note 55(b))	—	27	—	—
Fair value change of mutual fund (including realised gain)	—	—	21	0
Total	2,634	2,870	5,139	68

34.
Employee benefits expense

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Salaries, wages and bonus	785	949	1,840	24
Contribution to provident and other funds	37	50	88	1
Share based payments (refer Note 42)	72	203	2,410	32
Gratuity expense (refer Note 40)	13	15	31	0
Staff welfare expenses	44	42	132	2
Total	951	1,259	4,501	59

35.
Depreciation and amortisation

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Depreciation of property, plant and equipment (refer note 5)	9,865	10,615	12,198	161
Amortisation of intangible assets (refer note 6)	1,145	1,166	1,305	17
Depreciation of right of use assets (refer note 7)	230	245	261	3
Total	11,240	12,026	13,764	181

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

36.
Other expenses

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Legal and professional fees	737	853	1,740	23
Corporate social responsibility	73	82	106	1
Travelling and conveyance	163	148	233	3
Lease rent relating to short term leases	24	22	10	0
Director's commission	9	15	35	0
Printing and stationery	2	3	3	0
Rates and taxes	191	235	385	5
Insurance	201	527	1,027	14
Operation and maintenance	3,488	3,935	4,929	65
Repair and maintenance	65	104	110	1
Loss on sale/damage of property plant and equipment	104	205	1	0
Bidding expenses	26	12	40	1
Advertising and sales promotion	22	30	48	1
Impairment of capital work in progress	—	39	129	2
Security charges	195	241	274	4
Communication costs	31	36	68	1
Impairment loss on assets of disposal group held for sale (refer Note 39)	—	408	—	—
Impairment of inventory	—	—	75	1
Impairment allowances for financial assets	82	416	411	5
Miscellaneous expenses	252	271	301	4
Total	5,665	7,582	9,925	131

37.
Finance costs and fair value change in derivative instruments

	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Interest expense#	32,913	34,988	35,667	470
Bank charges	411	428	625	8
Option premium amortisation	1,119	1,773	2,327	31
Loss on fair value changes on derivative instruments*	—	—	1,629	21
Unwinding of discount on provisions	524	745	778	10
Unamortised ancillary borrowing cost written off	520	347	686	9
Total	35,487	38,281	41,712	550

# Includes interest on loan from related parties, compulsorily convertible preference shares and lease liabilities of INR Nil (March 31, 2021: INR 19, March 31, 2020: INR 15), INR 925 (March 31, 2021: INR 3,361, March 31, 2020: INR 2,230) and INR 166 (March 31, 2021: INR 113, March 31, 2020: INR 105), respectively.

* Represents cumulative losses that were reported in equity transferred statement of profit or loss in respect of forecasted transaction that are no longer expected to occur.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

38.
Earnings / (loss) per share

	For the year ended March 31,
	2020**	2021**	2022	2022
	(INR)	(INR)	(INR)	(USD)
The following reflects the profit and share data used for the basic and diluted EPS computations
Loss attributable to equity holders of the parent	(2,696)	(7,818)	(16,077)	(212)
Add: Loss attributable to one class B share @	—	—	551	7
Add: Loss attributable to one class D share ^	—	—	437	6
Loss attributable to equity holders of Class A and C for basic and diluted earnings	(2,696)	(7,818)	(15,089)	(199)
Loss per share: Basic and Diluted
Equity shares (in INR)	(7.08)	(19.49)	—	—
Equity shares: Class A shares (in INR, par value of USD 0.0001)	—	—	(40.82)	(0.54)
Equity shares: Class C shares (in INR, par value of USD 0.0001)	—	—	(40.82)	(0.54)

	For the year ended March 31,
	2020**	2021**	2022
Weighted average number of equity shares in calculating basic EPS*#
Weighted Average number of shares of RPPL	380,631,871	401,122,836	127,082,377
Class A shares of the Company	—	—	170,901,108
Class C shares of the Company	—	—	71,666,828
Weighted average number of equity shares in calculating basic EPS	380,631,871	401,122,836	369,650,313

*The weighted average number of ordinary shares outstanding for the year ended March 31, 2022:

(a)
the number of ordinary shares outstanding from April 1, 2021 to August 23, 2021 is computed on the basis of the weighted average number of ordinary shares of RPPL outstanding during the year multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share); and
(b)
the number of ordinary shares outstanding from August 24, 2021 to March 31, 2022 is the actual number of ordinary shares of the Company outstanding during that year.

**The earnings per share disclosed for the year ended March 31, 2021 and 2020 is calculated by dividing:

(a)
Profit or loss of RPPL attributable to ordinary shareholders; by
(b)
RPPL's historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share).

@ Class B share is not the most subordinate to other classes of equity instruments as per IAS 33. Refer Note 16 for terms of Class B share.

^ Class D share is a redeemable share and therefore, is not considered as ordinary shares as per IAS 33. Refer Note 16 for terms of Class D share.

#Since the effect of all potential equity shares was anti-dilutive in year ended March 2022 and 2021, it has not been considered for the purpose of computing diluted earnings per share.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

39.
Disposal group held for sale and disposal of subsidiaries
(i)
For the year ended March 31, 2022
(a)
ReNew Solar Energy Private Limited and its subsidiaries and two solar rooftop projects

On October 4, 2021, the Board of the Company passed a resolution to sell its two solar roof top projects housed in RPPL and ReNew Solar Power Private Limited as well as 100% stake in ReNew Solar Energy Private Limited (ReNew Solar) along with all wholly owned subsidiaries under ReNew Solar as listed below (hereinafter referred to as "Solar Energy and its subsidiaries"), which are carrying out business of operating solar roof top projects in India with commissioned capacity of 117 MW solar rooftop project. ReNew Solar along with its subsidiaries falls under solar power reportable segment. Following wholly owned subsidiaries under ReNew Solar were proposed to be sold:

(i) Renew Distributed Solar Services Private Limited	(xi) Renew Sun Ability Private Limited
(ii) Renew Distributed Solar Energy Private Limited	(xii) ReNew Mega Light Private Limited
(iii) Renew Distributed Solar Power Private Limited	(xiii) Renew Sun Flash Private Limited
(iv) Renew Surya Prakash Private Limited	(xiv) Renew Mega Urja Private Limited
(v) Renew Saur Vidyut Private Limited	(xv) Renew Mega Spark Private Limited
(vi) ReNew Energy Services Private Limited	(xvi) Renew Green Energy Private Limited
(vii) ReNew Solar Sun Flame Private Limited	(xvii) Renew Green Power Private Limited
(viii) Renew Solar Daylight Energy Private Limited	(xviii) Renew Green Solutions Private Limited
(ix) Zorya Distributed Power Services Private Limited	(xix) Renew Mega Green Private Limited
(x) Renew Clean Tech Private Limited	(xx) Renew Surya Mitra Private Limited

On October 4, 2021, the loss of control over two solar rooftop projects and Solar Energy and its subsidiaries within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the ReNew Solar along with its subsidiaries were classified as held for sale. The Company had entered into a share purchase agreement with Fourth Partner Energy for sale of Solar Energy and its subsidiaries and two rooftop projects. As part of the share purchase agreement, the Company has also executed deed of assignment for two solar rooftop projects housed in RPPL and ReNew Solar Power Private Limited wherein the Company has irrevocably conveyed all the rights, title and interest in the amounts due to Fourth Partner Energy till the time it executes a separate novation agreement.

The total sale consideration on account of above transactions was INR 6,047 against net assets of INR 5,820 which resulted in a gain of INR 227. The transaction for sale of Solar Energy and its subsidiaries was completed on January 18, 2022. The transaction for sale of two solar rooftop projects is not completed as at end of reporting period.

Refer note (c) below for assets held for sale and the details of assets and liabilities derecognised on account of the aforementioned sale of subsidiaries.

(b)
Shekhawati Solar Park Private Limited

The Company had entered into a share purchase agreement dated March 29, 2022 with Shekhawati Solar Power Private Limited to sell 100% of its stake in Shekhwati Solar Park Private Limited. The total sale consideration of this sale was INR 3 against net assets of INR 16 which resulted in a loss of INR 13.

Refer note (c) below for the details of assets and liabilities which have been derecognised.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(c)
(i) Details of assets and liabilities at the date of disposal

Particulars		Solar Energy and its subsidiaries	Shekhawati Solar Park Private Limited
		(INR)	(INR)
Date of loss of control		January 18, 2022	March 29, 2022
Assets
Property, plant and equipment		5,335	1
Intangible assets		7	—
Trade receivables		310	—
Bank balances other than cash and cash equivalents		640	3
Cash and cash equivalents		664	11
Deferred tax assets (net)		30	—
Other non-current assets		1	5
Other current financial assets		244	0
Other current assets		262	—
Non-current tax assets (net)		80	—
Other assets		6	0
Total assets	(a)	7,579	20

Particulars		Solar Energy and its subsidiaries	Shekhawati Solar Park Private Limited
		(INR)	(INR)
Liabilities
Interest-bearing loans and borrowings		1,238	—
Deferred government grant - non-current		476	—
Deferred government grant - current		25	—
Others current financial liabilities		55	—
Deferred tax liabilities (net)		37	—
Trade payables		66	4
Other non-current liabilities		13	—
Current tax liabilities (net)		15	—
Total liabilities	(b)	1,925	4

Non controlling interest	(c)	15	—

Net assets sold	(d) = (a) - (b) - (c)	5,639	16

(ii) Disposal group held for sale		Two solar rooftop projects
Assets
Property, plant and equipment (excluding impairment loss of INR 88)	(e)	181	—
Total assets	(f) = (d) + (e)	5,820	16

Total liabilities	(g)	—	—
Net assets	(h) = (f) - (g)	5,820	16
Total consideration	(i)	6,047	3
Total gain / (loss)	(i) - (h)	227	(13)

Consideration satisfied by:
Cash and cash equivalents		5,437	3
Deferred consideration receivable		610	—
		6,047	3

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The deferred consideration represents the fair value of consideration receivable and the same is contractually recoverable on the receipt of receivables by Solar Energy and its subsidiaries from its customers. There was no reclassification of amounts from OCI relating to Solar Energy and its subsidiaries and Shekhawati Solar Park Private Limited

(d)
The results of ReNew Solar Energy Private Limited and its subsidiaries and Shekhawati Solar Park Private Limited included in statement of profit or loss were as follows:

	For the year ended March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Income	698	709	9
Expenses	(516)	(487)	(6)
Loss before tax	182	222	3
Income tax (expense) / income	8	(19)	(0)
Loss for the year	190	203	3

In accordance with the IFRS 5, depreciation and amortisation on the assets of Solar Energy and its subsidiaries and Shekhawati Solar Park Private Limited ceased as at October 4, 2021 and March 29, 2022, respectively.

(e)
Impact on cash flow statement

During the year ended March 31, 2022, Solar Energy and its subsidiaries and Shekhawati Solar Park Private Limited contributed INR 564 (March 31, 2021: INR 563) to the Group’s operating cash flows, used INR 55 (March 31, 2021: INR 1,116) in respect of investing activities and contributed INR 33 (March 31, 2021: INR 135) in respect of financing activities.

Net cash inflow arising on disposal:	(INR)
Consideration received in cash and cash equivalents	5,440
Less: cash and cash equivalents disposed	(675)
4,765

(ii)
For the year ended March 31, 2021

On September 28, 2020, the board of directors approved the plan to sell 300 MW Pavagada solar project housed in Adyah Solar Energy Private Limited (Adyah Solar), a wholly owned subsidiary which falls under Solar power reportable segment. The Group has entered into a sale and purchase agreement dated October 31, 2020 for sale of 100% shareholding in Adyah Solar to Ayana Renewable Power Private Limited. At September 28, 2020, the loss of control over Adyah Solar within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the entity were classified as held for sale. The transaction was completed on February 15, 2021.

Impairment losses relating to the disposal group on classification as held for sale on September 28, 2020

The total consideration for sale was as INR 5,549 and the net assets of the entity were INR 5,957 excluding deferred tax assets of INR 306. Since total consideration for sale is lower than net assets of the entity disposed, the Group had derecognised deferred tax assets of INR 306, with the corresponding amount recognised under deferred tax in the consolidated statement of profit or loss.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

a)
Assets and liabilities of Adyah Solar at the date of disposal

Particulars		As at February 15, 2021
Assets		(INR)
Property, plant and equipment		14,383
Right of use assets		1,571
Trade receivables		621
Bank balances other than cash and cash equivalents		392
Cash and cash equivalents		16
Other non-current assets		10
Prepayments (non-current)		37
Other current financial assets		2
Other current assets		25
Total assets	(a)	17,057

Liabilities
Interest-bearing loans and borrowings		10,336
Others non-current financial liabilities		596
Long term provisions		100
Others current financial liabilities		48
Other current liabilities		20
Total liabilities	(b)	11,100

Net assets sold	(c) = (a) - (b)	5,957
Total consideration	(d)	5,549
Total impairment loss on assets of disposal group held for sale (presented under other expenses in statement of profit or loss)	(c) - (d)	408

Consideration satisfied by:
Cash and cash equivalents		3,613
Deferred consideration receivable		1,936
		5,549

The deferred consideration represents the fair value of consideration receivable and the same is contractually recoverable on the receipt of safeguard duty claims under change in law clause by Adyah Solar from its customers. This consideration was expected to be settled in cash by the purchaser by March 31, 2022. During the year ended March 31, 2022, the Group reassessed the classification based on the expected realisation, which has had no material impact on financial statements.

There was no reclassification of amounts from OCI relating to Adyah Solar.

b)
The results of Adyah Solar included in statement of profit or loss were as follows:

	For the year ended March 31,
	2021	2020
	(INR)	(INR)
Income	2,372	1,998
Expenses	(2,718)	(2,563)
Loss before tax	(346)	(565)
Income tax expense	229	113
Loss for the year	(117)	(452)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

In accordance with the IFRS 5, depreciation and amortisation on the assets of Adyah Solar Energy Private Limited ceased as at September 28, 2020.

c)
Impact on cash flow statement

During the year ended March 31, 2021, Adyah Solar contributed INR 1,120 (March 31, 2020: INR 1,061) to the Group’s net operating cash flows, INR 206 (March 31, 2020: paid INR 2,770) in respect of investing activities and paid INR 1,354 (March 31, 2020: contributed INR 1,727) in respect of financing activities.

Net cash inflow arising on disposal:	(INR)
Consideration received in cash and cash equivalents	3,613
Less: cash and cash equivalents disposed	(16)
3,597

40.
Gratuity and other post-employment benefit plans

Retirement benefit in the form of provident fund is a defined contribution scheme. The contributions to the provident fund are charged to the statement of profit or loss for the year when the contributions are due. The Group has no obligation, other than the contribution payable to the provident fund.

The Group has a defined benefit gratuity plan. Gratuity is computed as 15 days' salary, for every completed year of service or part thereof in excess of 6 months and is payable on retirement/termination/resignation. The benefit vests on the employees after completion of 5 years of service. The Gratuity liability has not been externally funded. Group makes provision of such gratuity liability in the books of accounts on the basis of actuarial valuation as per the projected unit credit method.

The following tables summarise the components of net benefit expense recognised in the statement of profit or loss and the unfunded status and amounts recognised in the statement of financial position for gratuity.

a) Statement of profit or loss and OCI	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Net employees benefit expense recognised in employee cost
Current service cost	25	31	44	1
Interest cost on benefit obligation	6	7	10	0
Net benefit expense*	31	38	54	1
* This amount is inclusive of amount capitalised in different projects.
Net (expense) / income recognised in OCI	(13)	(8)	(9)	0

b) Statement of financial position	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Defined benefit liability
Present value of unfunded obligation	150	189	2
Net liability	150	189	2

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	For the year ended
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	75	108	150	2
Current service cost	25	31	44	1
Interest cost	6	7	10	0
Benefits paid	(10)	(6)	(5)	(0)
Liabilities assumed / (settled)	(1)	—	1	0
Remeasurements during the year due to:
- Experience adjustments	2	7	6	0
- Change in financial assumptions	11	—	1	0
- Change in demographic assumptions	0	—	(16)	(0)
Liabilities net of planned assets assumed under business combination	—	3	9	0
Assets extinguished on curtailments/settlements	—	—	(11)	(0)
Closing defined benefit obligation	108	150	189	2

Since the entire amount of plan obligation is unfunded therefore changes in fair value of plan assets, categories of plan assets as a percentage of the fair value of total plan assets and Group’s expected contribution to the plan assets for the next year is not given.

c) Principal assumptions used in determining gratuity obligations	For the year ended
	2020	2021	2022
Discount rate	6.85%	6.85%	6.80%
Salary escalation	10.00%	10.00%	10.00%

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

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

	Change in	Impact on provision for gratuity as at March 31,
Particulars	assumptions	2021	2022	2022
		(INR)	(INR)	(USD)
Discount rate	+ 0.5%	141	184	2
	- 0.5%	159	197	3
Salary escalation	+ 0.5%	156	195	3
	- 0.5%	144	185	2

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

d)
Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

Maturity profile	As at March 31,
	2021	2022	2022
	(INR)	(INR)	(USD)
Within next 12 months	7	20	0
From 2 to 5 years	37	90	1
From 6 to 9 years	40	76	1
10 years and beyond	330	147	2

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The weighted average duration to the payment of these cash flows is 7.15 years (March 31, 2021: 13 years).

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

Defined contribution plan	For the year ended March 31,
	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Contribution to provident fund and other fund charged to statement of profit or loss (inclusive of amount capitalised in different projects)	89	108	150	2

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

41.
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

	For the year ended
Particulars	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Opening balance	1,436	1,646	2,112	28
Additions	410	1,101	1,229	16
Asset acquisition (refer Note 56)	—	—	128	2
Acquisition of subsidiary	—	17	—	—
Capitalised during the year	—	105	114	2
Accretion of interest	147	113	166	2
Lease modification during the year	—	(26)	—	—
Disposal of subsidiary	—	(596)	—	—
Payments	(347)	(248)	(295)	(4)
Closing balance	1,646	2,112	3,454	46
Current	259	330	455	6
Non-current	1,387	1,782	2,999	40

Notes:

a)
There are no restrictions or covenants imposed by leases.
b)
Refer Note 36 for rental expense recorded for short-term leases and low value leases.
c)
There are no amounts payable toward variable lease expense recognised for the years ended March 31, 2022, 2021 and 2020.
d)
The maturity analysis of lease liabilities are disclosed in Note 49.
e)
There are no leases which have not yet commenced to which the lessee is committed.
f)
The effective interest rate for lease liabilities is 10.08% (March 31, 2021: 10.40%),

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

42.
Share based payment
a)
Equity settled share-based payment transactions by RPPL

RPPL until August 23, 2021 had five share-based payment schemes for its employees: 2018 Stock Option Plan, 2017 Stock Option Plan, 2016 Stock Option Plan, 2014 Stock Option Plan and 2011 Stock Option Plan (Group Stock Option Plans) approved by the Board of Directors of RPPL. According to these schemes, the employee selected by the compensation committee from time to time will be entitled to options as per grant letter issued by the compensation committee, subject to satisfaction of prescribed vesting conditions. The employees will be issued equity share of RPPL on exercises of these Group Stock Option Plans.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The relevant terms of the Group Stock Option Plans are as follows:

Group Stock Option Plans
Plans	2018 Stock Option Plan Modified (new plan)	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
Grant date	August 16, 2019	Multiple	Multiple	Multiple	Multiple	Multiple
Vesting period	Time linked vesting: Grants will vest in 5 years on quarterly basis which shall commence one year after the date of grant of options

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

Time linked vesting:

5 years on quarterly basis effective from December 1, 2015 on completion of one year from the date of grant, the Options for the first seven quarters shall vest immediately. Thereafter, vesting will continue on quarterly basis for the unvested Options commencing from December 1, 2017.

Performance linked vesting:

The Options shall vest annually and shall be prorated over a period of 3 years from the date of grant and shall be subject to the EBITDA achieved by the Company for the last completed financial year.

The vesting of the Options shall take place at the end of the first anniversary of the date of grant (Vesting date) and thereafter on March 31, 2018 and March 31, 2019 or at a later date when the audited financial statements of the Company are available.

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of grant of option	Time linked vesting: 5 years from the grant date
Exercise period	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting	Within 10 years from date of grant upon vesting
Exercise price	INR 400	INR 400, INR 415 and INR 420	INR 340	INR 205	INR 100 and 131	INR 100
Expiry date	August 16, 2029	April 24, 2028 to December 31, 2030	April 10, 2027 to February 25, 2028	September 30, 2026	December 31, 2022 to January 1, 2025	September 30, 2021 to December, 31 2022
Settlement type	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

Plans	2018 Stock Option Plan Modified (new plan)	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
March 31, 2020	1	1	10	2	3	1
March 31, 2021	1	1	9	1	2	1

The movement of options outstanding under the Group Stock Option Plans are summarised below:

	Number of options (in million)
Particulars	March 31, 2020	March 31, 2021	August 23, 2021
Outstanding at the beginning of the year	19	18	16
Granted during the year	1	1	—
Forfeited during the year	(2)	(0)	(0)
Repurchase during the year	—	(3)	—
Exercised during the year	—	—	(1)
Replacement of Group Stock Option Plans (refer note (d))	—	—	(14)
Outstanding at the end of the year	18	16	—
Exercisable at the end of the year	9	8	—

- The weighted average exercise price of these options outstanding was INR 303 for the year ended March 31, 2021 (March 31, 2020: INR 280).

- The weighted average exercise price of these options granted during the year was INR 404 for the year ended March 31, 2021 (March 31, 2020: INR 400).

- There were no options exercised during the years ended March 31, 2021 and 2020.

- The weighted average exercise price of these options forfeited during the year was INR 395 for the year ended March 31, 2021 (March 31, 2020: INR 189).

- The weighted average exercise price of these options repurchased during the year was INR 157 for the year ended March 31, 2021 (No options were repurchased during the years ended March 31, 2020)

- The weighted average exercise price of exercisable options was INR 250 for the year ended March 31, 2021 (March 31, 2020: INR 206).

- The weighted average remaining contractual life of options outstanding as at March 31, 2021 was 5.75 years (March 31, 2020: 6.30 years).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following tables list the inputs to the models used for the years ended March 31, 2021 and 2020:

	For the year ended March 31,
Particulars	2020	2021
Dividend yield (%)	2.9%	3.4%
Expected volatility (%)	23.0%	22.0%
Risk–free interest rate (%)	6.53%	4.16% - 5.92%
Weighted average remaining contractual life of options granted	9.37 years	9.44 years
Weighted average share price (in INR)	415	471
Weighted average fair value (in INR)	110.43	133.01

- The fair value of share options granted is estimated at the date of grant using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted.

- The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

b)
Repurchase of vested stock options by RPPL

Transaction during the year ended March 31, 2021

During the year ended March 31, 2021, the Group undertook a one-time partial liquidity scheme for outstanding ESOPs, wherein, maximum 40% options vested as on July 31, 2020 out of options granted up to March 31, 2018 were eligible for surrender for INR 420 per option. The total number of options opted by employees for surrender were 2,592,557 options. Settlement has been done by the Group in the form of ex-gratia payment equal to value accreted against the surrendered options subject to and net of applicable tax deduction at source. All applicable taxes are to be borne by the employee. Surrendered options are subject to value adjustment in case Group or any of its holding company issues primary securities or on signing of any definitive agreements before July 31, 2021 at higher / lower than INR 420 per share (adjusted for capital restructurings, consolidations, split etc.).

Actual adjustments for upside or downside were to be settled post completion of the deal. As per the terms, upsides were to be accrued to an employee only if they continue in employment as of 31 July 2021 and employee was liable for downside value adjustment even if he or she ceased employment. The terms also stated that if no deal is completed by October 31, 2021, the deal will be disregarded for adjustments.

During the year ended March 31, 2022, the Group paid INR 524 on account of upside accrued to the employees.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The details of repurchase of vested stock options are as follows:

Particulars	Amounts in INR
Total consideration paid for repurchase of vested stock options (a)	681
Fair value of the vested stock options repurchased, measured at the repurchase date, recognised in equity (b)*	650
Excess consideration paid recognised in statement of profit or loss (a) - (b)	31

* The fair value of vested stock options was estimated at the date of repurchase using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted using following inputs as at July 31, 2020.

Particulars	March 31, 2021
Share price per share at measurement date	420
Expected volatility	22%
Dividend yield	3.40%
Risk-free interest rate	4.16% - 5.92%

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Transaction during the year ended March 31, 2022

RPPL during year ended March 31, 2022 repurchased 264,480 vested options of two of its employees who passed away due to COVID-19 and has paid INR 89 at fair value of options on the date of repurchase.

c)
Cash settled share based payments arising out of a one-time partial liquidity scheme (refer note b above)

The carrying amount of the liability (included in employee benefit liabilities) relating to the cash settled share based payments at March 31, 2022 was INR Nil (March 31, 2021: INR 102). RPPL had settled all of the outstanding the cash settled options on August 23, 2021 by paying cash of INR 201.75 per option, as per terms of these options, which resulted in total outflow of INR 524 during the year ended March 31, 2022.

The fair value of the cash settled share based payments was determined using the Black-Scholes model using the following inputs as at March 31, 2021:

Particulars	31 March 2021
Share price per share at measurement date	420
Expected volatility	22%
Dividend yield	3.40%
Risk-free interest rate	4.16% - 5.92%

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

d)
Replacement of Group Stock Option Plans

On August 23, 2021, all vested and unvested option outstanding for Group Stock Option Plans were replaced by the ‘2021 Stock Entitlement Program’ of the Company (Holding Company Stock Option Plans). The employees of the Group were entitled to 0.8289 Holding Company Stock Option for every one Group Stock Option held for both vested and unvested options with no changes in vesting period and exercise period. The exercise price of Group Stock Option, which was fixed in INR, got converted into US Dollars using exchange rate as on the date of replacement, as exercise price of Holding Company Stock Option.

The Holding Company Stock Option Plans granted to the employees will be settled in Class A share of the Company. Therefore, the Holding Company Stock Option Plans have been classified as an equity settled share based payment. The replacement of Group Stock Option Plans with Holding Company Stock Option Plans is identified as replacement plan and accounted for as a modification of the Group Stock Option Plans. ESOP expenses [grant date fair value as per Group Stock Option Plans plus incremental fair value (if any) measured at the date of replacement] related to employees of the Group are recognised as employees’ expenses, over vesting period. The modification reduces the fair value of the stock options granted, measured immediately before and after the modification, and therefore the Group has not taken into account that decrease in fair value and had continued to measure the amount recognised for services received based on the grant date fair value of the Group Stock Option Plans granted. Pursuant to replacement of stock options, on the date of replacement, 6,933,865 vested and 7,146,270 unvested option of Group Stock Option Plans got replaced with 5,747,481 vested and 5,923,543 unvested Holding Company Stock Option Plans.

The fair value of stock options was estimated at the date of replacement using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of Holding Company Stock Option Plan as on the date of replacement:

	Group Stock	Holding Company
Particulars	Option Plans	Stock Option Plans
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	25.67% - 37.87%	33.43% - 49.97%
Risk–free interest rate (%)	3.29% - 6.39%	0.05% - 1.03%
Weighted average expected life of options granted	0.07 years - 6.86 years	0.07 years - 6.86 years
Weighted average share price	INR 606.96	USD 8.17

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The relevant terms of the Holding Company Stock Option Plans are as below:

Holding Company Stock Option Plans
Particulars	2018 Stock Option Plan Modified	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
Grant date	August 16, 2019	Multiple	Multiple	Multiple	Multiple	Multiple
Replacement date	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021
Vesting period	Time linked vesting: Grants will vest in 5 years on quarterly basis which shall commence one year after the date of original grant of options

Time linked vesting:

50 % of grants will vest in 5 years as follows:

i) One year from the date of original grant, the Options for the first four quarters shall vest immediately.

ii) Thereafter, vesting will continue on a quarterly basis for the unvested Options. Remaining 50% will vest at the end of 5 years from the date of original grant.

Time linked vesting:

50 % of grants will vest in 5 years as follows:

i) One year from the date of original grant, the Options for the first four quarters shall vest immediately.

ii) Thereafter, vesting will continue on a quarterly basis for the unvested Options. Remaining 50% will vest at the end of 5 years from the date of original grant.

Time linked vesting:

5 years on quarterly basis effective from December 1, 2015 on completion of one year from the date of original grant, the Options for the first seven quarters shall vest immediately. Thereafter, vesting will continue on quarterly basis for the unvested Options commencing from December 1, 2017.

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of original grant of option	Time linked vesting: 5 years from the original grant date

Performance linked vesting: The Options shall vest annually and shall be prorated over a period of 3 years from the date of grant and shall be subject to the EBITDA achieved by the Company for the last completed financial year. The vesting of the Options shall take place at the end of the first anniversary of the date of original grant (Vesting date) and thereafter on March 31, 2018 and March 31, 2019 or at a later date when the audited financial statements of RPPL are available.

Exercise period	Within 10 years from date of original grant upon vesting	Within 10 years from date of original grant upon vesting	Within 10 years from date of original grant upon vesting	Within 10 years from date of original grant upon vesting	Within 10 years from date of original grant upon vesting	Within 10 years from date of original grant upon vesting
Exercise price	USD 5.33	USD 5.33, 5.53 and 5.60	USD 4.53	USD 2.73	USD 1.75	USD 1.33
Settlement type	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled
Expiry date	August 16, 2029	April 24, 2028 to December 31, 2030	April 10, 2027 to February 25, 2028	September 30, 2026	December 31, 2022 to January 1, 2025	September 30, 2021 to December 31, 2022

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

March 31, 2022	1.0	1.0	7.5	0.7	0.6	0.8

The details of options outstanding are summarized below:

Number of options (in million)
Particulars	March 31, 2022
Opening balance as at August 23, 2021	—
Replacement of Group Stock Option Plans at exchange ratio of 0.8289:1	12
Exercised during the period August 24, 2021 to March 31, 2022	0
Outstanding at the end of the year	12

Exercisable at the end of the year	6

- The weighted average exercise price of these options outstanding was USD 4.22 for the year ended March 31, 2022

- The weighted average exercise price of exercisable options was USD 3.69 for the year ended March 31, 2022

- The weighted average exercise price of replacement of Group Stock Option Plans was USD 4.22 for the year ended March 31, 2022

- The weighted average exercise price of options excercised during the period was USD 2.25 for the year ended March 31, 2022

- The weighted average remaining contractual life of options outstanding as at March 31, 2022 was 4.29 years

e)
2021 Incentive Award Plan granted during the period August 23, 2021 to March 31, 2022

The Company introduced the 2021 Incentive Award Plan (Incentive Plan) to grant options to selected employees of the Group. The relevant terms of the Incentive Plan are as below:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

According to this scheme, the employees selected by the compensation committee from time to time will be entitled to options as per grant letter issued by the compensation committee, subject to satisfaction of prescribed vesting conditions. The employees will be issued class A equity share of the Company on exercises of this incentive plan.

Particulars	2021 Incentive Plan
Grant date	August 23, 2021, November 23, 2021 and February 23, 2022	August 23, 2021
Replacement date	August 23, 2021	August 23, 2021
Vesting period

Time linked vesting:

80 % of grants will vest in 4 years as follows:

i) For the first year, from the date of original grant, the options for the first four quarters shall vest immediately.

ii) Thereafter, vesting will continue on a quarterly basis for the unvested options.

Remaining 20% will vest at the end of 4 years from the date of original grant.

Time linked vesting:

i) 6.25% of grant will vest on the last day of the first calendar year quarter immediately following the closing of the Business Combination transactions

ii) Thereafter, 6.25% of grant shall vest on the last day of each calendar year quarter, such that the grant shall be fully vested on the 16th vesting date.

Exercise period	Within 10 years from date of grant upon vesting
Exercise price	USD 10.00	USD 10.00
Settlement type	Equity settled	Equity settled
Expiry date	August 23, 2031 to February 23, 2032	August 23, 2031

Number of options outstanding as at (in million):

March 31, 2022	7.2	23.0

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan:

Particulars	2021 Incentive Award Plan
Dividend yield (%)	0.0%
Expected volatility (%)	34.87% - 40.84%
Risk–free interest rate (%)	0.78% - 2.33%
Weighted average expected life of options granted	3.71 years - 6.93 years
Weighted average share price	USD 7.82 - 9.65

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The details of options outstanding are summarized below:

Number of options (in million)
Particulars	March 31, 2022
Opening balance as at August 23, 2021	—
Granted during the period August 24, 2021 to March 31, 2022	30
Outstanding at the end of the year	30
Exercisable at the end of the year	4

- The weighted average exercise price of these options outstanding was USD 10 for the year ended March 31, 2022

- The weighted average exercise price of these options granted during the year was USD 10 for the year ended March 31, 2022

- The weighted average exercise price of exercisable options was USD 10 for the year ended March 31, 2022

- The weighted average remaining contractual life of options outstanding as at March 31, 2022 was 9.4 years

- There were no options exercised during the year.

f)
Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the year ended March 31,
Particulars	2020	2021	2022
	(INR)	(INR)	(INR)
Expense arising from equity-settled share-based payment transactions	206	189	2,517
Expense arising from repurchased vested stock options	—	31	—
Expense arising from cash settled share based payments transactions	—	102	422
Total expense arising from share-based payment transactions*	206	322	2,939

* This amount is inclusive of amount capitalised in different projects.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

43.
Share warrants

Prior to consummation of the Transaction (Refer Note 55(a)), RMG II had issued warrants having rights to purchase its Class A equity shares. As part of the transaction, the Company has issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 11,755,319 outstanding public warrants as at March 31, 2022 (August 23, 2021: 11,755,339 public warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price which as at March 31, 2022 was USD 1.77 (August 23, 2021: USD 1.27).

Private warrants:

The Company has 6,771,434 outstanding private warrants as at March 31, 2022 (August 23, 2021: 6,771,434 private warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the private warrants as at March 31, 2022 was USD 1.77 (August 23, 2021 USD 1.27).

The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

Particulars	March 31, 2022	August 23, 2021
Share price	USD 8.88	USD 10.5
Volatility (%)	39.41%	28.1%
Risk-free interest rate	2%	1%
Expected warrant life (in years)	4.50 years	5.31 years

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The Group has recognised the following warrant obligations (refer Note 29):

Particulars	Public warrants	Private warrants	Total
	(INR)	(INR)	(INR)
Balance at August 23, 2021	1,084	663	1,747
Foreign currency translation	31	18	49
Change in fair value	428	262	690
Balance at March 31, 2022	1,543	943	2,486

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

44.
Group information
(a)
Subsidiaries
The Group’s subsidiaries are set out below. Unless otherwise stated, they have equity share capital that are held directly held by the Group, and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation is also their principal place of business.

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
1	ReNew Wind Energy (AP 3) Private Limited	ReNew Power Private Limited	India	100%	100%
2	ReNew Solar Power Private Limited^	ReNew Power Private Limited	India	100%	100%
3	ReNew Wind Energy (MP) Private Limited	ReNew Power Private Limited	India	100%	100%
4	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Power Private Limited	India	100%	100%
5	ReNew Wind Energy Delhi Private Limited	ReNew Power Private Limited	India	100%	100%
6	ReNew Wind Energy (Jamb) Private Limited	ReNew Power Private Limited	India	100%	100%
7	ReNew Wind Energy (Devgarh) Private Limited	ReNew Power Private Limited	India	100%	100%
8	ReNew Wind Energy (AP) Private Limited*	ReNew Power Private Limited	India	70%	70%
9	Narmada Wind Energy Private Limited	ReNew Power Private Limited	India	100%	100%
10	ReNew Wind Energy (Sipla) Private Limited	ReNew Power Private Limited	India	100%	100%
11	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
12	ReNew Solar Energy (Jharkhand Three) Private Limited*	ReNew Solar Power Private Limited	India	51%	51%
13	ReNew Solar Energy (Jharkhand Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
14	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
15	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Power Private Limited	India	100%	100%
16	Abaha Wind Energy Developers Private Limited	ReNew Power Private Limited	India	100%	100%
17	ReNew Solar Energy Private Limited^+	ReNew Power Private Limited	India	—	100%
18	ReNew Wind Energy (TN) Private Limited	ReNew Power Private Limited	India	100%	100%
19	ReNew Wind Energy (Budh 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
20	ReNew Wind Energy (MP One) Private Limited	ReNew Power Private Limited	India	100%	100%
21	ReNew Solar Energy (Telangana) Private Limited*	ReNew Solar Power Private Limited	India	51%	51%
22	ReNew Power Services Private Limited^$	ReNew Power Private Limited	India	100%	100%
23	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
24	ReNew Wind Energy (Shivpur) Private Limited	ReNew Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
25	ReNew Wind Energy (Karnataka) Private Limited*	ReNew Power Private Limited	India	71%	71%
26	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
27	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
28	ReNew Saur Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
29	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
30	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
31	ReNew Saur Shakti Private Limited (Formerly known as Surya Prakash Urja Bhoomi Private Limited)	ReNew Solar Power Private Limited	India	100%	100%
32	ReNew Agni Power Private Limited (Formerly known as Bhanu Dhara Limited) Kiran Private	ReNew Solar Power Private Limited	India	100%	100%
33	ReNew Mega Solar Power Private Limited (Formerly known as Sun Season Private Limited)*	ReNew Solar Power Private Limited	India	51%	51%
34	ReNew Wind Energy (Rajasthan 2) Private Limited	ReNew Power Private Limited	India	100%	100%
35	ReNew Wind Energy (MP Two) Private Limited	ReNew Power Private Limited	India	100%	100%
36	ReNew Wind Energy (Jath Three) Private Limited	ReNew Power Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
38	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
39	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
40	ReNew Wind Energy (AP2) Private Limited	ReNew Power Private Limited	India	100%	100%
41	ReNew Wind Energy (Orissa) Private Limited	ReNew Power Private Limited	India	100%	100%
42	ReNew Wind Energy (AP 4) Private Limited	ReNew Power Private Limited	India	100%	100%
43	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Power Private Limited	India	100%	100%
44	ReNew Wind Energy (Welturi) Private Limited	ReNew Power Private Limited	India	100%	100%
45	ReNew Solar Services Private Limited^	ReNew Green Energy Solutions Private Limited	India	100%	100%
46	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
47	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Power Private Limited	India	100%	100%
48	ReNew Solar Energy (Karnataka) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
49	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
50	ReNew Wind Energy (Rajkot) Private Limited	ReNew Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
51	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Power Private Limited	India	100%	100%
52	ReNew Akshay Urja Limited	ReNew Solar Power Private Limited	India	100%	100%
53	ReNew Wind Energy (Jath) Limited (Formerly known as ReNew Wind Energy (Jath) Private Limited)	ReNew Power Private Limited	India	100%	100%
54	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Power Private Limited	India	100%	100%
55	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Power Private Limited	India	100%	100%
56	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
57	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Power Private Limited	India	100%	100%
58	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Distributed Solar Energy Private Limited^+	ReNew Solar Energy Private Limited	India	—	100%
62	ReNew Distributed Solar Services Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
63	ReNew Distributed Solar Power Private Limited^+	ReNew Solar Energy Private Limited	India	—	100%
64	ReNew Surya Mitra Private Limited*^+	ReNew Solar Energy Private Limited	India	—	68%
65	ReNew Surya Prakash Private Limited^+	ReNew Solar Energy Private Limited	India	—	100%
66	ReNew Saur Vidyut Private Limited^+	ReNew Solar Energy Private Limited	India	—	100%
67	ReNew Solar Daylight Energy Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
68	ReNew Solar Sun Flame Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
69	ReNew Power Singapore Pte. Ltd.@	ReNew Power Private Limited	Singapore	100%	—
70	Abha Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	Nokor Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	Izra Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Vivasvat Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	Nokor Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Adyah Solar Energy Private Limited#	ReNew Solar Power Private Limited	India	—	—
78	ReNew Transmission Ventures Private Limited	ReNew Power Private Limited	India	100%	100%
79	Helios Infratech Private Limited	ReNew Power Private Limited	India	100%	100%
80	Shruti Power Projects Private Limited	ReNew Power Private Limited	India	100%	100%
81	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
83	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
84	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
85	ReNew Energy Services Private Limited (formerly known as Sunsource Energy Services Private Limited)+	ReNew Solar Energy Private Limited	India	—	100%
86	Molagavalli Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
87	ReNew Vayu Urja Private Limited (Formerly known as KCT Renewable Energy Private Limited)	ReNew Power Private Limited	India	100%	100%
88	Rajat Renewables Limited	ReNew Power Private Limited	India	100%	100%
89	Kanak Renewables Limited	ReNew Power Private Limited	India	100%	100%
90	Bidwal Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
91	Pugalur Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
92	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
93	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
94	Ostro Alpha Wind Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
95	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
96	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
97	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
98	Ostro Bhesada Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
99	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
100	Ostro Dhar Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
101	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
102	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
103	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
104	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
105	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
106	Ostro Raj Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
107	Ostro Rann Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
108	Ostro Renewables Private Limited	Ostro Energy Private Limited	India	100%	100%
109	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
110	Prathmesh Solarfarms Limited (refer Note 54)	Ostro Energy Private Limited	India	100%	100%
111	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
112	Zemira Renewable Energy Limited	ReNew Power Private Limited	India	100%	100%
113	Auxo Solar Energy Private Limited	Renew Wind Energy (TN) Private Limited	India	100%	100%
114	ReNew Power International Limited	ReNew Power Private Limited	United Kingdom	100%	100%
115	Zorya Distributed Power Services Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
116	ReNew Cleantech Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
117	ReNew Sun Ability Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
118	ReNew Mega Light Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
119	ReNew Sun Waves Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
120	ReNew Sun Flash Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
121	ReNew Sun Bright Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
122	ReNew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
123	Auxo Sunlight Private Limited^	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
124	ReNew Services Private Limited$	ReNew Power Private Limited	India	100%	100%
125	ReNew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
126	ReNew Mega Urja Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
127	ReNew Mega Spark Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
128	ReNew Mega Green Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
129	ReNew Green Energy Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
130	ReNew Green Power Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
131	Greenyana Sunstream Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
132	Renew Vyoman Power Private Limited	ReNew Power Private Limited	India	100%	100%
133	Renew Vyoman Energy Private Limited	ReNew Power Private Limited	India	100%	100%
134	Renew Vyan Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
135	Shekhawati Solar Park Private Limited•	ReNew Green Energy Solutions Private Limited	India	100%	100%
136	Renew Green Solutions Private Limited+	ReNew Solar Energy Private Limited	India	—	100%
137	Renew Surya Roshni Private Limited	ReNew Solar Power Private Limited	India	100%	100%
138	Renew Solar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
139	Renew Surya Ojas Private Limited	ReNew Solar Power Private Limited	India	100%	100%
140	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
141	ReNew Surya Jyoti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
142	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
143	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
144	ReNew Surya Pratap Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
145	ReNew Surya Alok Private Limited*	ReNew Solar Power Private Limited	India	69%	69%
146	Renew Surya Kiran Private Limited*	ReNew Green Energy Solutions Private Limited	India	69%	69%
147	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
148	ReNew Surya Uday Private Limited*	ReNew Green Energy Solutions Private Limited	India	74%	74%
149	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	100%
150	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
151	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Power Private Limited	India	100%	100%
152	ReNew Vayu Energy Private Limited	ReNew Power Private Limited	India	100%	100%
153	ReNew Energy Markets Private Limited (formerly known as ReNew Vayu Power Private Limited)	ReNew Power Private Limited	India	100%	100%
154	ReNew Photovolitics Private Limited (formerly known as ReNew Saksham Urja Private Limited)	ReNew Power Private Limited	India	100%	100%
155	ReNew Pawan Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
156	ReNew Pawan Urja Private Limited	ReNew Power Private Limited	India	100%	100%
157	ReNew Sunlight Energy Private Limited*	ReNew Green Energy Solutions Private Limited	India	69%	69%
158	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
159	ReNew Sun Shakti Private Limited*	ReNew Green Energy Solutions Private Limited	India	100%	100%
160	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
161	Aalok Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
162	Abha Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
163	Heramba Renewables Limited*	Ostro Energy Private Limited	India	75%	75%
164	Shreyas Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
165	ReNew Power Private Limited* ^^	ReNew Energy Global Plc	India	—	93%
166	ReNew Green Energy Solutions Private Limited (Formerly known as ReNew Wind Energy (Jath Three) Private Limited)	ReNew Power Private Limited	India	—	100%
167	Renew Naveen Urja Private Limited	ReNew Power Private Limited	India	—	100%
168	Renew Samir Urja Private Limited	ReNew Power Private Limited	India	—	100%
169	ReNew Samir Shakti Private Limited	ReNew Samir Urja Private Limited	India	—	100%
170	Prathamesh Solarfarms Limited	Ostro Energy Private Limited	India	—	100%
171	RMG Acquisition Corp II	ReNew Energy Global Plc	Cayman Islands	—	100%
172	ReNew Surya Ravi Private Limited	ReNew Solar Energy (Jharkand Four) Private Limited	India	—	100%
173	ReNew Dinkar Jyoti Private Limited	ReNew Solar Power Private Limited	India	—	100%
174	ReNew Dinkar Urja Private Limited	ReNew Solar Power Private Limited	India	—	100%
175	ReNew Bhanu Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
176	ReNew Ushma Energy Private Limited	ReNew Solar Power Private Limited	India	—	100%
177	ReNew Surya Spark Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
178	ReNew Hans Urja Private Limited	ReNew Solar Power Private Limited	India	—	100%
179	ReNew Solar (Shakti One) Private Limited	ReNew Solar Power Private Limited	India	—	100%
180	ReNew Solar (Shakti Two) Private Limited	ReNew Solar Power Private Limited	India	—	100%
181	ReNew Solar (Shakti Three) Private Limited	ReNew Solar Power Private Limited	India	—	100%
182	ReNew Solar (Shakti Four) Private Limited	ReNew Power Private Limited	India	—	100%
183	ReNew Solar (Shakti Five) Private Limited	ReNew Solar Power Private Limited	India	—	100%
184	ReNew Solar (Shakti Six) Private Limited	ReNew Solar Power Private Limited	India	—	100%
185	ReNew Solar (Shakti Seven) Private Limited	ReNew Solar Power Private Limited	India	—	100%
186	ReNew Solar (Shakti Eight) Private Limited	ReNew Solar Power Private Limited	India	—	100%
187	ReNew Green (MHH One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
188	ReNew Green (MHP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
189	ReNew Green (TNJ One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
190	ReNew Green (GJS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
191	ReNew Green (GJS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
192	ReNew Jal Urja Private Limited (Formerly known as L&T Uttaranchal Hydropower Ltd.)	ReNew Power Services Private Limited	India	—	100%
193	ReNew Green (MHK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
194	ReNew Green (KAK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
195	ReNew Green (GJS Three ) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
196	ReNew Green (GJ five ) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
197	ReNew Green (GJ Six ) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
198	ReNew Green (GJ seven ) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
199	ReNew Green (MHK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
200	ReNew Green (MHP Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
201	ReNew Green (TNJ Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
202	ReNew Fazilka Solar Power Private Limited	ReNew Solar Power Private Limited	India	—	100%
203	ReNew Nizamabad Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
204	ReNew Warangal Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
205	ReNew Narwana Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
206	Sunworld Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
207	Neemuch Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
208	Purvanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
209	Rewanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
210	ReNew Medak Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
211	ReNew Ranga Reddy Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
212	ReNew Karimnagar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	—	100%
213	ACME Photovoltaic Solar Private Limited*	ReNew Solar Power Private Limited	India	—	49%
214	ACME Green Shakti Private Limited	ReNew Solar Power Private Limited	India	—	100%
215	ReNew Vikram Shakti Pvt Ltd	ReNew Power Private Limited	India	—	100%
216	ReNew Tapas Urja Pvt Ltd	ReNew Power Private Limited	India	—	100%
217	ReNew Tej Shakti Pvt Ltd	ReNew Power Private Limited	India	—	100%
218	ReNew Urja Shachar Pvt Ltd	ReNew Power Private Limited	India	—	100%
219	India Clean Energy Holdings	ReNew Energy Global Plc	Mauritius	—	100%
220	IB Vogt Solar Seven Private Limited*	ReNew Solar Power Private Limited	India	—	24%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
221	ReNew Green (MHP Three) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
222	ReNew Green (GJ Nine) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
223	ReNew Green (CGS One) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
224	ReNew Green (MPR One) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
225	ReNew Green (GJ Eight) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
226	ReNew Green (GJ Four) Pvt. Ltd.	ReNew Green Energy Solutions Private Limited	India	—	100%
227	ReNew Vidyut Tej Private Limited	ReNew Power Private Limited	India	—	100%
228	ReNew Vidyut Shakti Private Limited	ReNew Power Private Limited	India	—	100%
229	ReNew Power Synergy Private Limited	ReNew Power Private Limited	India	—	100%
230	Koppal- Narendra Transmission Limited	ReNew Transmission Ventures Private Limited	India	—	100%
231	Gadag Transmission Limited	ReNew Transmission Ventures Private Limited	India	—	100%
232	Diamond II Limited	ReNew Energy Global Plc	Mauritius	—	100%

^ These companies are also engaged in providing EPC services apart from generation of power through non-conventional and renewable energy sources.

$These companies are engaged in providing services for operation and management.

* The remaining stakeholders in the respective entities have protective rights only. The Group has evaluated that it has ability to use its power over the entities which entitle the Group to exposure / rights to variable returns, hence these have been accounted as subsidiaries in these consolidated financial statements of the Group.

+ These entities which formed part of solar rooftop portfolio, were disposed on January 18, 2022.

• Shekhawati Solar Park Private Limited was disposed on March 29, 2022.

@ ReNew Power Singapore Pte. Ltd. was dissolved in May 2021.

# Adyah Solar Energy Private Limited, a wholly owned subsidiary was disposed on February 15, 2021

^^RPPL is deemed to be the accounting acquirer in the transaction (refer Note 2.3). The remaining 7% shareholding are held by non controlling interest which are material to the Group.
All Group companies listed above are engaged in generation of power through non-conventional and renewable energy sources except for following entities:

i)
ReNew Wind Energy (Jamb) Private Limited which is purely engaged in providing EPC services.
ii)
ReNew Services Private Limited which is purely engaged in providing operation and maintenance services.
(b)
Interests in joint operations*

			Country of	As at March 31,
S.No	Name of companies	Holding company	incorporation	2021	2022
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	50%

*Also refer note 54(b)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(c)
Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests (excluding those having put option to be settled in cash) that are material to the Group primarily relates to RPPL wherein Canada Pension Plan Investment Board holds an economic interest by virtue of its shareholding of 3.11% amounting to INR 3,870 (refer (i) below).

There are certain other subsidiaries in the Group (refer Note (a) above) with non-controlling interests but these are not considered material to the Group and hence no disclosures have been made related to these subsidiaries.

The table below shows summarised financial information of RPPL, before intercompany eliminations:

(i) Consolidated statement of financial position	As at March 31, 2022
	(INR)	(USD)
Non-current assets	506,129	6,671
Current assets	124,603	1,642
Non-current liabilities	404,808	5,336
Current liabilities	97,596	1,286
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	4,064	54
Equity attributable to equity holders of the parent	124,264	1,638
Attributable to:
Equity holders of the parent	120,394	1,587
Non-controlling interests (excluding liability for put options with non-controlling interests)	3,870	51

(ii) Consolidated statement of profit or loss and other comprehensive income	For the year ended March 31, 2022
	(INR)	(USD)
Revenue	59,349	782
Other income	9,568	126
Expenses	71,800	946
Loss for the year	(2,883)	(38)
Other comprehensive income for the year, net of tax	3,569	47
Total comprehensive income for the year, net of tax	686	9
Loss for the year attributable to:
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	449	6
Equity holders of the parent	(3,332)	(44)
	(2,883)	(38)
Attributable to:
Equity holders of the parent	(2,832)	(37)
Non-controlling interests (including liability for put options with non-controlling interests)	(500)	(7)
Total comprehensive income attributable to:
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	465	6
Equity holders of the parent	221	3
	686	9
Attributable to:
Equity holders of the parent	351	5
Non-controlling interests (including liability for put options with non-controlling interests)	(130)	(2)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iii) Consolidated statement of cash flows	For the year ended March 31, 2022
	(INR)	(USD)
Net cash generated from operating activities	45,775	603
Net cash used in investing activities	(116,258)	(1,532)
Net cash generated from / (used in) financing activities	77,024	1,015
Net increase in cash and cash equivalents	6,541	86

Note:

Previous year comparatives are not applicable as non controlling interest in RPPL is recognised by the Company upon consummation of the Transaction explained in Note 1.
45.
Related party disclosure

Names of related parties and related party relationship

The names of related parties where control exists and / or with whom transactions have taken place during the year and description of relationship as identified by the management are:

i)
Entities with significant influence on RPPL

GS Wyvern Holdings Limited (till August 22, 2021)

ii)
Entities owned or significantly influenced by key management personnel or their relatives

Wisemore Advisory Private Limited

ReNew Foundation

iii)
Entities under joint control

Aalok Solarfarms Limited (till 31 December 2020)*

Heramba Renewables Limited (till 31 December 2020)*

Shreyas Solarfarms Limited (till 31 December 2020)*

Abha Solarfarms Limited (till 31 December 2020)*

VG DTL Transmissions Private Limited

*These companies ceased to exist as entities under joint control with effect from January 1, 2021 as control was established from this date. These four entities have been consolidated in the Group's financial statements with effect from 1 January 2021.

iv)
Remuneration to key management personnel and their relatives

	For the year ended March 31,
Remuneration to key management personnel	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Short-term benefits	205	137	245	3
Share based payments	176	150	2,291	30
Post-employment benefits	13	11	5	0
	394	298	2,541	33

Payment to non-executive directors (includes Directors sitting fee and commission)	12	18	76	1

During the year ended March 31, 2022, the Company has granted 36,085,265 options to key management personnel under 2021 Incentive Award plan (refer Note 42).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

	For the year ended March 31,
Other related party	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Remuneration to relatives of KMP#	19	20	41	1

#relative of the Director and Chief Executive Officer of the Company

The disclosure has been revised during the current year to aggregate the transactions based on categories of related parties for better presentation and understanding of the transactions. No material change has occurred consequent to this change.

v)
Details of transactions and balances with entities having significant influence on RPPL

	GS Wyvern Holdings Limited
Transactions during the year ended March 31,	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Compulsorily convertible preference shares issued	7,734	—	—	—
Interest expense on compulsorily convertible preference shares outstanding	—	1,165	323	4
Compulsorily convertible preference shares converted to equity	—	—	9,222	122

	GS Wyvern Holdings Limited
Balances as at year end March 31,	2021	2022	2022
	(INR)	(INR)	USD
Compulsorily convertible preference shares outstanding	8,899	—	—

vi)
Transactions and balances with entities under joint control:

Transactions during the year end March 31,	Heramba Renewables Limited			Aalok Solarfarms Limited
	2020	2021	2022	2020	2021	2022
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Unsecured loan received	—	221	—	—	114	—
Unsecured loan repaid	11	4	—	7		—
Interest expense on unsecured loan received	5	6	—	—		—
Expenses incurred on behalf of the related party	0	23	—	—	11	—
Expenses incurred on behalf by the related party	—	—	—	—	0	—
Income from management shared services	5	5	—	3	2	—
Income from operation and maintenance services	5	8	—	3	4	—
Interest income on compulsorily convertible debentures	21	17	—	12	8	—
Interest expense on unsecured loan received	—	—	—	2	3	—

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Transactions during the year end March 31,	Shreyas Solarfarms Limited			Abha Solarfarms Limited
	2020	2021	2022	2020	2021	2022
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Unsecured loan received back	—	5	—	—	—	—
Unsecured loan received	—	222	—	43	105	—
Unsecured loan repaid	12	11	—	—	—	—
Expenses incurred on behalf of the related party	0	23	—	0	12	—
Expenses incurred on behalf by the related party	—	0	—	—	—	—
Interest income on unsecured loan given	0	0	—	—	—	—
Income from operation and maintenance services	5	8	—	3	4	—
Interest expense on unsecured loan received	5	6	—	3	4	—
Interest income on compulsorily convertible debentures	23	17	—	11	8	—
Income from management shared services	5	4		3	2	—

vii)
Transactions and balances with other related parties

Transactions during the year end March 31,	ReNew Foundation
	2020	2021	2022
	(INR)	(INR)	(INR)
Contribution for activities related to corporate social responsibility	3	0	0

Transactions during the year end March 31,	KMP
	2020	2021	2022
	(INR)	(INR)	(INR)
Salary advance	—	11	—

Balances as at year end March 31,	KMP
	2021	2022
	(INR)	(INR)
Salary advance	11	—

a)
Financial guarantees

During January 2021, RPPL had provided financial guarantee on the loans obtained by the shareholder, Wisemore Advisory Private Limited amounting to INR 4,900, being the maximum Group exposure, towards non-convertible debentures for a 7-month period. In the event of default, the Group will have to repay the non-convertible debentures. The Group has not received any consideration for guarantee given. The Group had initially measured financial guarantee at fair value amounting INR 121 with corresponding amount recognised in equity as distributions to equity shareholder. The said guarantee was revoked in August 2021.

According to Group’s policy, amortisation is calculated on straight-line basis until maturity of the contract. During the year ended March 31, 2022, an amortisation of INR 78 (March 31, 2021: INR 43) has been recognised under head "other income" in the statement of profit or loss. The carrying amounts of the related financial guarantee contracts recognised in the consolidated financial statements is INR Nil (March 31, 2021: INR 78). The amount of loss allowance as at March 31, 2021 was lower than the fair value of financial guarantee initially recognised less cumulative amortisation, therefore no loss allowance was recognised in profit or loss for the financial guarantee contract.

b)
Put option with non controlling interest

During the year ended March 31, 2022, the Company has granted an option to the CEO, to purchase his entire shareholding in RPPL, which was held directly or indirectly by him. As per the terms of option, the Company is required to purchase for cash the said shares in RPPL at a 30 days weighted price of the Company with conversion ratio of 1:0.8289 subject to a maximum of USD 12 per annum. The outstanding liability on this account as at March 31, 2022 is INR 9,546. No option was exercised during the current period (refer Note 20).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

46.
Segment information

The CEO of the Company takes decisions in respect of allocation of resources and assesses the performance basis the reports/ information provided by functional heads and is thus considered to be the Chief Operating Decision Maker (CODM).

The Group discloses segment information in a manner consistent with internal reporting to CEO. The Group entities have segments based on type of business operations. The reportable segments of Group under IFRS 8 are Wind Power and Solar Power which predominantly relate to generation and sale of electricity and construction activities. Other operations of the Group primarily include sale of electricity from Hydro power. These "Other" operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements and therefore reported under “Others”.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

No operating segment has been aggregated to form the above reportable operating segments. Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the year ended March 31, 2020					For the year ended March 31, 2021					For the year ended March 31, 2022
Particulars	Wind power	Solar power	Others	Un- allocable	Total	Wind power	Solar power	Others	Un- allocable	Total	Wind power	Solar power	Others	Un- allocable	Total	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(USD)

Revenue	31,800	16,598	—	14	48,412	29,411	18,737	—	39	48,187	33,861	24,060	1,428	—	59,349	782
Revenue	31,800	16,598	—	14	48,412	29,411	18,737	—	39	48,187	33,861	24,060	1,428	—	59,349	782

Other income	3,066	594	—	1,231	4,891	4,198	1,030	—	1,076	6,304	5,730	3,128	7	981	9,846	130
Total income	34,866	17,192	—	1,245	53,303	33,609	19,767	—	1,115	54,491	39,591	27,188	1,435	981	69,195	912

Less: Employee benefit and other expenses	3,706	2,098	—	1,342	7,146	4,843	2,726	—	1,698	9,267	5,924	3,562	304	4,960	14,750	194
Total expenses	3,706	2,098	—	1,342	7,146	4,843	2,726	—	1,698	9,267	5,924	3,562	304	4,960	14,750	194

EBITDA	31,160	15,094	—	(97)	46,157	28,766	17,042	—	(582)	45,224	33,667	23,626	1,131	(3,979)	54,445	718

Depreciation and amortisation expense					11,240					12,026					13,764	181
Change in fair value of warrants					—					—					690	9
Listing and related expenses					—					—					10,512	139
Finance costs					35,487					38,281					41,712	550
(Loss) / profit before share of profit of jointly controlled entities and tax					(570)					(5,083)					(12,233)	(161)

Share in loss of jointly controlled entities					(53)					45					—	—
Income tax expense					(2,158)					2,904					3,895	51
Loss for the year					(2,781)					(8,032)					(16,128)	(213)

The revenues from five major customers for the year ended March 31, 2022 amounts to INR 35,290 (March 31, 2021: four customers amounting to INR 23,175, March 31, 2020: four customers amounting to INR 23,312) each of which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 22,510 (March 31, 2021: INR 14,676, March 31, 2020: INR 15,982) and solar segment amounts to INR 12,780 (March 31, 2021: INR 8,499, March 31, 2020: INR 7,330).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

47.
Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the Group:

	As at March 31, 2021		As at March 31, 2022		As at March 31, 2022
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets
Measured at amortised cost
Security deposits	185	185	231	231	3	3
Bank deposits with remaining maturity for more than twelve months	2,999	2,999	1,318	1,318	17	17
Trade receivables	35,980	35,980	45,825	45,825	604	604
Cash and cash equivalents	20,679	20,679	28,379	28,379	374	374
Bank balances other than cash and cash equivalents	26,506	26,506	50,741	50,741	669	669
Advances recoverable	154	154	153	153	2	2
Interest accrued on fixed deposits	394	394	444	444	6	6
Interest accrued on loan to third party	—	—	40	40	1	1
Government grant receivable	1,161	1,161	783	783	10	10
Loans to related parties	11	11	—	—	—	—
Deferred consideration receivable	1,936	1,936	2,547	2,547	34	34
Loans and advances to third party	—	—	556	556	7	7
Other current financial assets	52	52	148	148	2	2
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	2,691	2,691	3,593	3,593	47	47
Financial liabilities
Financial guarantee contracts	78	78	—	—	—	—
Measured at amortised cost
Non-convertible debentures	100,584	101,725	84,262	82,622	1,111	1,089
Term loan from bank	51,157	51,455	63,819	58,928	841	777
Term loan from financial institutions	93,419	99,394	109,769	112,382	1,447	1,481
Compulsorily convertible debentures	809	809	1,213	1,213	16	16
Senior secured notes	92,924	98,308	170,712	164,617	2,250	2,170
Compulsorily convertible preference shares	26,697	26,697	—	—	—	—
Interest accrued but not due on borrowings	1,686	1,686	1,821	1,821	24	24
Interest accrued but not due on debentures	1,344	1,344	2,037	2,037	27	27
Capital creditors	9,001	9,001	11,036	11,036	145	145
Purchase consideration payable	191	191	88	88	1	1
Cash settled shared based payment liability	—	—	36	36	0	0
Other payables	1	1	7	7	0	0
Provision for operation and maintenance equalisation	—	—	2,652	2,652	35	35
Interest-bearing loans and borrowings - short term	10,643	10,643	14,485	14,485	191	191
Trade payables	3,245	3,245	5,609	5,609	74	74
Financial liabilities at fair value
Liability for put options with non-controlling interests	—	—	9,546	9,546	126	126
Financial liabilities at FVTPL
Derivative instruments - share warrants	—	—	2,486	2,486	33	33
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	1,070	1,070	1,723	1,723	23	23

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The management of the Group assessed that cash and cash equivalents, trade receivables (current), bank balances other than cash and cash equivalents, short term loans, trade payables, short term interest-bearing loans and borrowings, other current financial liabilities and other current financial assets approximate their carrying amounts largely due to the short-term maturities of these instruments.

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)
Fair values of the Group’s term loans from banks, term loans from financial institutions, non-convertible debentures, acceptances and senior secured notes including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2022 and 2021 was assessed to be insignificant.
ii)
Fair values of the liability component of compulsory convertible preference shares and compulsory convertible debentures determined by using DCF method using discount rate that reflects the borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2022 and 2021 was assessed to be insignificant.
iii)
Fair values of the non-current trade receivables, bank deposits and security deposits given are determined by using DCF method using discount rate that reflects the lending rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in fair value hierarchy due to inclusion of unobservable inputs including counterparty credit risk.
iv)
The Group enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Cross currency interest rate swaps are valued using valuation techniques, which employs the use of market observable inputs. The models incorporate various fair value level 2 inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the currency, interest rate curves and forward rate curves of the underlying instrument. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships.
48.
Fair value measurement hierarchy

The Group categorises assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs employed in their measurement which are described as follows:

•
Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•
Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the year ended March 31, 2022 and 2021. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:

		As at March 31, 2021		As at March 31, 2022		As at March 31, 2022
Financial assets	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
		(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments	Level 2	2,691	2,691	3,593	3,593	47	47
Financial guarantee contracts	Level 3	78	78	—	—	—	—
Financial liabilities at fair value
Liability for put options with non- controlling interests	Level 2	—	—	9,546	9,546	126	126
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	1,070	1,070	1,723	1,723	23	23
Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	—	—	1,543	1,543	20	20
- private share warrants	Level 2	—	—	943	943	12	12

Set out below are the fair value hierarchy, valuation techniques and inputs used as at March 31, 2022 and 2021:

Particulars	Level	Valuation technique	Inputs used
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows
Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	Market value techniques	Volume Weight Average Price of the Company shares over 30 trading days
Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	Market value techniques	Market value of warrants
- private share warrants	Level 2	Black Scholes method	Interest rates to discount future cash flows, share price and public share warrant price
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows
Financial liabilities
Financial guarantee contracts	Level 3	Discounted cash flow	Prevailing interest rates in market, future cash flows

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

49.
Financial risk management objectives and policies

The financial liabilities comprise loans and borrowings, derivative liabilities, trade payable and other financial liabilities.

The main purpose of these financial liabilities is to finance the Group's operations. The Group's principal financial assets include loans, derivative assets, trade receivables, cash and cash equivalents and other financial assets. The Group is exposed to market risk, credit risk and liquidity risk. The Group's senior management oversees the management of these risks. The Group's senior management is supported by various sub committees that advises on financial risks and the appropriate financial risk governance framework for the Group. These committees provide assurance to the Group's senior management that the Group's financial risk activities are governed by appropriate policies and procedure and that financial risks are identified, measured and managed in accordance with the Group's policies and risk objectives. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarised below:

Market risk

Market risk is the risk that the Group's assets and liabilities will be exposed to due to a change in market prices that determine the valuation of these financial instruments. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, investments and derivative financial instruments.

The sensitivity analysis in the following sections relate to the position as at March 31, 2022 and 2021. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at March 31, 2022.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to interest rate risk primarily from the external borrowings that are used to finance their operations. In case of external commercial borrowings (ECB) and buyers credit the Group believes that the exposure of Group to changes in market interest rates is insignificant as the respective companies manage the risk by hedging the changes in the market interest rates through cross currency interest rate swaps. The Group also monitors the changes in interest rates and actively refinances its debt obligations to achieve an optimal interest rate exposure.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on financial liabilities, i.e. floating interest rate borrowings in INR and USD. Interest rate sensitivity has been calculated for borrowings with floating rate of interest. For borrowings with fixed rate of interest sensitivity disclosure has not been made. With all other variables held constant, the Group's profit before tax is affected through the impact on financial liabilities, as follows:

	For the year ended March 31,
	2020		2021		2022
	Increase / decrease in basis points	Effect on profit before tax	Increase / decrease in basis points	Effect on profit before tax	Increase / decrease in basis points	Effect on profit before tax
INR	+/(-) 50	(-)/+ 615	+/(-) 50	(-)/+ 646	+/(-) 50	(-)/+ 361

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment. Though there is exposure on account of Interest rate movement as shown above but the Group minimises the foreign currency (US dollar) interest rate exposure through derivatives and INR interest rate exposure through re-financing.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk arising from imports of goods in US dollars. The Group hedges its exposure to fluctuations on the translation into INR of its buyer's/supplier's credit by using foreign currency swaps and forward contracts. The Group has followed a conservative approach for hedging the foreign currency risk so as to not use complex forex derivatives and foreign currency loan. The Group also monitors that the hedges do not exceed the underlying foreign currency exposure. The Group does not undertake any speculative transaction.

Credit risk

Credit risk is the risk that the power procurer will not meet their obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and other financial instruments. The credit risk exposure is insignificant given the fact that substantially whole of the revenues are from state utilities/government entities. The Group only deals with parties which has good credit rating / worthiness given by external rating agencies or based on the Group's internal assessment.

Further the group sought to reduce counterparty credit risk under long-term contracts in part by entering into power sales contracts with utilities or other customers of strong credit quality and we monitor their credit quality on an ongoing basis.

The maximum credit exposure to credit risk for the components of the statement of financial position at March 31, 2022 and 2021 is the carrying amount of all the financial assets except for financial guarantees. The Group’s maximum exposure relating to financial guarantees is disclosed in Note 45 and the liquidity table below.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at March 31, 2022
	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
	(INR)	(INR)	(INR)	(INR)	(INR)
Gross carrying amount	17,831	14,060	3,277	11,623	46,791
Expected credit loss	233	304	103	326	966

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

As at March 31, 2021
	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
	(INR)	(INR)	(INR)	(INR)	(INR)
Gross carrying amount	18,621	9,308	1,425	7,188	36,542
Expected credit loss	233	177	51	101	562

* included trade receivables which are not yet due.

(ii)
Financial instruments and credit risk

Credit risk from balances with banks is managed by Group's treasury department. Investments, in the form of fixed deposits, loans and other investments, of surplus funds are made only with banks and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis by the Group, and may be updated throughout the year subject to approval of group's finance committee. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty's potential failure to make payments.

(iii)
Other financial assets

Credit risk from other financial assets including loans is managed basis established policies of Group, procedures and controls relating to customer credit risk management. Outstanding receivables are regularly monitored. The Group does not hold collateral as security.

(iv)
Equity price risk

Share warrants

The Company has issued warrants to these warrants’ holders (refer Note 43), which entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and are recorded at fair value through profit or loss account basis market value of warrants. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of share warrants.

The Group has determined that an increase / (decrease) of 5% in the market value of warrants would have an impact of INR 122 increase / (decrease) on the profit or loss of the Group.

Put options

Non-controlling shareholders of RPPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value basis volume weight average price of the Company shares over 30 trading days. The changes to the put option liability are accounted for in equity. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of shares of the Company.

The Group has determined that an increase / (decrease) of 5% in the volume weight average price of the Company shares would have an impact of INR 477 increase / (decrease) on the total equity of the Group.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

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

The Group rely mainly on long-term debt obligations to fund their construction activities. To the extent available at acceptable terms, utilised non-recourse debt to fund a significant portion of the capital expenditures and investments required to construct and acquire our wind and solar power plants and related assets. The Group's non-recourse financing is designed to limit default risk and is a combination of fixed and variable interest rate instruments. In addition, the debt is typically denominated in the currency that matches the currency of the revenue expected to be generated from the benefiting project, thereby reducing currency risk. The majority of non-recourse debt is funded by banks and financial institutions, with debt capacity supplemented by unsecured loan from related party.

The table below summarises the maturity profile of financial liabilities of the Group based on contractual undiscounted payments:

As at March 31, 2022	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Borrowings
Non convertible debentures (secured)*	—	—	—	90,763	5,402	96,165
Compulsorily convertible debentures*	—	—	—	346	616	962
Term loan from banks*	—	—	—	47,780	38,733	86,513
Loans from financial institutions*	—	—	—	60,623	109,100	169,723
Senior secured notes*	—	—	—	81,356	84,636	165,993
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	3,686	919	—	—	4,605
Buyer's / supplier's credit (secured)	—	—	5,400	—	—	5,400
Working capital term loan (secured)	—	2,750	1,730	—	—	4,480
Other financial liabilities
Lease liabilities	—	148	338	1,334	9,370	11,190
Current maturities of long term interest-bearing loans and borrowings*	653	8,930	76,132	—	—	85,715
Interest accrued but not due on borrowings	—	384	1,437	—	—	1,821
Interest accrued but not due on debentures	—	1,233	804	—	—	2,037
Capital creditors	—	11,036	—	—	—	11,036
Purchase consideration payable	—	88	—	—	—	88
Trade payables
Trade payables	—	5,613	—	—	—	5,613

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

As at March 31, 2021	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Borrowings (other than CCPS)#
Non convertible debentures (secured)*	—	—	—	71,507	48,560	120,066
Compulsorily convertible debentures*	—	—	—	349	700	1,050
Term loan from banks*	—	—	—	26,929	45,804	72,733
Loans from financial institutions*	—	—	—	46,968	106,625	153,593
Senior secured notes*	—	—	—	85,989	21,242	107,231
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	1,788	381	—	—	2,169
Buyer's / supplier's credit (secured)	—	—	2,962	—	—	2,962
Working capital term loan (secured)	—	175	5,350	—	—	5,525
Other financial liabilities
Lease liabilities	—	90	240	878	5,332	6,540
Current maturities of long term interest-bearing loans and borrowings*	11,088	9,960	36,422	—	—	57,470
Interest accrued but not due on borrowings	—	1,116	612	—	—	1,728
Interest accrued but not due on debentures	—	894	275	—	132	1,301
Capital creditors	—	9,001	—	—	—	9,001
Purchase consideration payable	—	191	—	—	—	191
Financial guarantee contracts@	4,900	—	—	—	—	4,900
Trade payables
Trade payables	—	3,245	—	—	—	3,245

# The Company has issued Compulsorily convertible preference shares, which are mandatorily convertible into equity shares. These CCPS are excluded from maturity profile of financial liabilities since there is no cash outflow involved. These CCPS were subsequently converted to equity shares of RPPL in July 2021.

* Including future interest payments.

@ Based on the maximum amount that can be called for under the financial guarantee contracts.

50.
Capital management

For the purpose of the capital management, capital includes issued equity capital, compulsorily convertible debentures, compulsorily convertible preference shares, Securities premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group's management is to maximise the shareholder value.

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

The policy of the Group is to keep the gearing ratio of the power project to 3:1 during the construction phase and aim to enhance it to 4:1 post the construction phase. This is in line with the industry standard ratio. The current gearing ratios of the various projects in the Group is between 3:1 to 4:1. 'In order to achieve this overall objective, the capital management of the Group, amongst other things, aims to ensure that they meet financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

For all long-term loan arrangements from banks, the Group has complied with the debt covenants except for a long-term loan arrangement amounting to INR 653 as at March 31, 2022 (March 31, 2021: INR 10,341), where the Group could not meet covenants with the effect that the liability became payable on demand. The Group has classified these liabilities as current.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2022, 2021 and 2020.

51.
Commitments, liabilities and contingencies (to the extent not provided for)
(i)
Contingent liabilities

Description	As at March 31, 2021	As at March 31, 2022	As at March 31, 2022
	(INR)	(INR)	(USD)
Contingent liabilities on account of liquidated damages for delay in project commissioning for which no material liability is expected. Further, the management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects.	917	1,245	16
Contingent liabilities on account of transmission penalties for inability to execute or delays in execution of projects	—	1,197	16
VAT, GST, service tax, entry tax matters#	91	52	1
Income tax disallowances / demands under litigation@	40	82	1

# The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

@ There is an additional disallowance/addition to returned income for INR 440 of RPPL under section 37 of the Income Tax Act, 1961 for share based payment expenses. The management believes that any unfavourable judgement will not have any impact as this will be eligible for set off against unabsorbed losses / depreciation. Accordingly, no amount has been provided in consolidated financial statements as at March 31, 2022 and 2021. Also, considering deferred tax asset has not been recognised on tax losses, therefore, the Group does not expect to have any material impact on the consolidated statement of profit or loss in case of unfavourable outcome (refer Note 10(e)).

(ii)
Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

As at March 31, 2022, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 16,740 (March 31, 2021: INR 55,483).

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 14,875 as at March 31, 2022 (March 31, 2021: INR 13,218).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

52.
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

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018. As at March 31, 2022 and 2021, the cumulative amount recoverable from the APDISCOM pertaining to period from February 2017 till July 2018, included in trade receivables amounts to INR 1,004 million. The AP entities have filed an interim application in AP High Court seeking payment of amount wrongfully deducted by the APDISCOM

The management basis legal opinion obtained by it, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme and therefore the outstanding amount is recoverable and hence no adjustment has been made in the consolidated financial statements in this regard.

b.
The Government of Andhra Pradesh (GoAP) issued an order (GO) dated July 1, 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated July 11, 2019 and July 12, 2019 to the AP entities, requesting for revision of tariffs entered into in PPAs. The AP entities filed a writ petition on July 23, 2019 before the AP High Court challenging the GO and the said letters issued by APDISCOM for renegotiation of tariffs. The AP High Court issued its order dated September 24, 2019 enumerating the following:
i.
Writ petition is allowed, and both GO and the subsequent letters are set aside.
ii.
Further, APDISCOM were instructed to honour pending and future bills and pay the same at the interim rate of INR 2.43 per unit till determination of O.P. No. 17 of 2018 pending before APERC
iii.
APERC to dispose-off the case within a time frame of six months.

The AP Entities have filed a Writ Appeal before the division bench of the AP High Court challenging the jurisdiction of APERC in entertaining Original Petition (O.P.) No. 17 of 2018. Parallelly, the AP Entities have filed another Writ Appeal before the division bench of the AP High Court challenging AP High Court’s direction to the APDISCOM to pay tariff at interim rate till determination of OP No. 17 of 2018 by APERC.

Thereafter, certain power generating companies other than ReNew Group have filed petitions under Article 139 of the Constitution of India before the Supreme Court seeking transfer of the proceedings pending before the Division Bench of the High Court, and for adjudication of the same by the Supreme Court.

APDISCOM has also filed a Special Leave Petition (SLP) in the Supreme Court in October 2020 against the Judgment and order dated December 19, 2019 in I.A. No. 9 of 2019 in W.P. No. 9876 of 2019 of another power generating company in the industry, which modified the Order dated September 24, 2019, passed by Single Judge of AP High Court and directed APDISCOM to make payments at the rate mentioned in PPAs. The AP Entities through its Holding Company, ReNew Power Private Limited, has filed an impleadment application in the SLP apprehending that any order or observation of the Supreme Court may have an adverse impact on the Order dated September 24, 2019 and W.A. No. 6 of 2020 and batch pending before Division Bench of the AP High Court.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

APDISCOM was directed in order dated October 1, 2021 to pay 50% amount of the outstanding invoices raised till June 30, 2021. APDISCOM did not comply with this order. Thereafter, the next appeal was heard on November 8, 2021 where APDISCOM was given three more weeks to make the said payment. In subsequent hearing held on December 8, 2021, the AP High Court noted that payments have been made upto May 2021 and APDISCOM had sought some more time for payment of the remaining amounts at the interim rate. The AP High Court had directed APDISCOM to make the payments for June 2021 by December 29, 2021 and was asked to file an affidavit with payment schedule for payments for the third and fourth quarter of 2021. The payments so directed by the AP High Court were received in December 2021. Thereafter, by its common final order dated March 15, 2022, the AP High Court allowed the appeals by AP entities and set aside the Order dated September 24, 2019, holding that APERC does not have the jurisdiction to entertain Original Petition (O.P.) No. 17 of 2018 and directing APDISCOM to pay all outstanding amounts to AP Entities within a period of 6 weeks. Thereafter, APDISCOM has filed an application before the AP High Court seeking extension of the period of 6 weeks granted for time for payment of all outstanding amounts.

AP entities have total outstanding receivables of INR 17,411 as at March 31, 2022 (March 31, 2021: INR 14,167) from sale of electricity against such PPAs [including an amount of INR 1,004 for GBI receivable as explained in part (a) to the note], which was the subject matter of dispute.

In view of the favourable order by the AP High Court and basis legal opinions obtained by the Company, management believes that it has strong merits in the case and no adjustment is required in the consolidated financial statements.

(b)
Dispute with Karnataka Electricity Regulatory Commission

Distribution companies of the state of Karnataka issued demand notices to captive users (customers of certain Group’s subsidiaries) and to the respective captive plants (hereinafter refer to as the "SPVs"), alleging that captive users had not consumed energy in proportion to their respective shareholding in the SPVs, thereby failing to maintain their Captive Status in accordance with Rule 3 of the Electricity Rules, 2005, and consequently, were liable to pay cross subsidy surcharge and differential between rate of electricity tax applicable on the energy consumed in the entire year.

SPVs had deposited a sum of INR 114 (March 31, 2021: INR 114) under protest against the demand raised by distribution companies amounting INR 298 (March 31, 2021: INR 298) in relation to the demand notices up to financial year ended March 31, 2018. Thereafter, the SPVs had filed petitions before the Karnataka Electricity Regulatory Commission (KERC) contesting these demands.

KERC had granted interim relief and stayed the demand notice and disconnection by the distribution companies till final adjudication of the petitions. The amount paid under protest has been accounted for as recoverable and disclosed under head “Other current assets” in these financial statements.

Apart from above, a sum of INR 193 has been demanded by distribution companies from some of the captive users of the SPVs towards energy supplied till March 31, 2022, alleging that the captive user had not consumed energy in proportion to its respective shareholding in the SPVs. The SPVs have filed a writ petitions in July 2019 and August 2020 before the High Court of Karnataka challenging such demands and seeking their quashing. The High Court, vide Orders dated July 18, 2019, December 18, 2019, September 18, 2020 and October 6, 2020, has directed that no precipitative action shall be taken on these demand notices till final adjudication of the petitions.

The SPVs, based on legal advice obtained, believes that there are merits in its position and that the demand raised by distribution companies would be rescinded by relevant legal authorities and hence no adjustment has been made in the consolidated financial statements in this regard.

(c)
Order of the Supreme Court of India to underground high-tension power lines

In earlier years, a petition in public interest (the “Writ Petition”) was filed before the Supreme Court of India to seek directions to save two protected species of birds in the state of Rajasthan and Gujarat (the ‘Birds’) stating that these Birds collide with overhead transmission lines and suffer injuries or die. During the current period, on April 19, 2021, the Supreme Court has ordered (the “Order”) for all existing and future power lines to be undergrounded, subject to feasibility in case of high-tension power lines. As at March 31, 2022, operational capacity in the Rajasthan and Gujarat projects likely to be affected by the Supreme Court order was 1,813.8 MW and the capacity of the under-development projects in Rajasthan and Gujarat, which are likely to be impacted by the Supreme Court order was 2,375 MW.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group along with other companies in the industry affected by the Order have filed applications seeking certain modification of the directions passed by the Supreme Court of India, including (i) exemption from undergrounding for existing power projects and (ii) declaration of the cost of undergrounding as a pass-through under the various power purchase agreements. Applications have also been filed by the Ministry of New and Renewable Energy and the Government of Rajasthan, seeking similar modifications. Through Order dated April 21, 2022, the Supreme Court of India has directed (i) completion of installation of bird diverters on all overhead transmission lines in the Priority Area identified by the Supreme Court by July 21, 2022 and (ii) all affected projects to approach the Technical Expert Committee appointed by it to seek any exemption from undergrounding and to approach the Supreme Court thereafter in case of any grievance from the decision of the committee. The matter is pending.

Further, management, basis legal opinion obtained by it believes that the additional cost that will be incurred by the Group shall be recovered from customers under respective PPAs through provisions relating to change in law and force majeure and hence no material financial implication is likely to devolve on the Group.

53.
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

The effective portion of changes in the fair value of derivative financial instruments (or its components) that are designated and qualify as cash flow hedges, are recognised in the other comprehensive income and held in hedge reserve - a component of equity. Any gains / (losses) relating to the ineffective portion, are recognised immediately in the statement of profit or loss within other income / other expenses. The amounts accumulated in equity for highly probable forecast transaction are added to carrying value of non financial asset or non financial liability as basis adjustment, other amounts accumulated in equity are re-classified to the statement of profit or loss in the years when the hedged item affects profit or loss.

At any point of time, when a forecast transaction is no longer expected to occur, the cumulative gains / (losses) that were reported in equity is immediately transferred to the statement of profit or loss.

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

Pay fixed INR and receive USD

- Loan (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest at 4.07% to 10.19% p.a. and receive a variable interest at 3 months LIBOR plus 2% p.a. to 6 months LIBOR plus 3.24% p.a. and fixed interest at 3.73% p.a. on the notional amount.

- Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 4.56% to 7.18% p.a. and receive a fixed interest in USD at 4.50% to 6.45% on the notional amount.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The cash flow hedges through Cross Currency Swap (CCS) of USD 578 (March 31, 2021: USD 360), CCS of EURO 41 (March 31, 2021: Nil), Coupon Only Swap (COS) of USD 1,735 (March 31, 2021: USD 1,206), Principal Only Swap (POS) of USD 159 (March 31, 2021: USD 64) and Call Spread of USD 699 (March 31, 2021: USD 299), foreign currency call options of USD 980 (March 31, 2021: USD 1,016) and foreign currency forwards of USD 709 and CNH 2,580 outstanding at the year ended March 31, 2022 were assessed to be highly effective and a mark to market gain of INR 763 (March 31, 2021: INR 4,884, March 31, 2020: INR 516) with a deferred tax liability of INR 228 (March 31, 2021: INR 144, March 31, 2020: INR 1,675) is included in OCI.

- All of the cash flow hedges were fully effective during the years ended March 31, 2022, 2021 and 2020.

- All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at March 31, 2022 and 2021.

The expiry dates of cash flow hedge deals range between April 29, 2022 to March 31, 2027.

	March 31, 2021		March 31, 2022
	Assets	Liabilities	Assets	Liabilities
	(INR)	(INR)	(INR)	(INR)
Derivative contracts designated as hedging instruments	2,691	1,070	3,593	4,209

Hedge reserve movement

	For the year ended March 31,
a) Cash flow hedge reserve	2020	2021	2022	2022
	(INR)	(INR)	(INR)	(USD)
Opening balance (after non-controlling interest)	(429)	(300)	(4,061)	(54)
Gain / (loss) recognised on cash flow hedges	1,373	(5,104)	1,878	25
(Gain) / loss reclassified to profit or loss (under head finance costs)	8	(58)	(212)	(3)
(Gain) / loss reclassified to non financial assets or liabilities as basis adjustment (under head property, plant and equipment)	559	(9)	907	12
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	280	106	1,629	21
Income tax relating on cash flow hedges	(2,157)	1,365	411	5
Closing balance	(366)	(4,000)	552	7
Less: Non-controlling interest movement	66	(61)	116	2
Closing balance (after non-controlling interest)	(300)	(4,061)	668	9

b) Cost of hedge reserve on cash flow hedges

Opening balance (after non-controlling interest)	(82)	(785)	(1,161)	(15)
Effective portion of changes in fair value	(2,119)	(2,354)	(6,128)	(81)
Amount reclassified to profit or loss as option premium amortisation (under head finance costs)	1,119	1,773	4,740	62
Amount transferred to property, plant and equipment	—	42	—	—
Tax effect	301	167	338	4
Closing balance	(781)	(1,157)	(2,211)	(29)
Less: Non-controlling interest movement	(4)	(4)	215	3
Closing balance (after non-controlling interest)	(785)	(1,161)	(1,996)	(26)

c) Total Hedge reserve movement (a+b)

Opening balance (after non-controlling interest)	(511)	(1,085)	(5,222)	(69)
OCI for the year	(636)	(4,072)	3,563	47
Attributable to non-controlling interests	62	(65)	331	4
Closing balance (after non-controlling interest)	(1,085)	(5,222)	(1,328)	(18)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

54.
(a) Investments in entities under joint control

The Group also has investment in individually immaterial entities under joint control that are accounted using equity method.

Company name	Opening balance	Addition during the year	Share in loss of jointly controlled entity	Acquired during the year*	Closing balance
	(INR)	(INR)	(INR)	(INR)	(INR)
Abha Solarfarms Limited
For the year ended March 31, 2021	89	—	(7)	(82)	—
For the year ended March 31, 2020	84	15	(10)	—	89
Heramba Renewables Limited
For the year ended March 31, 2021	170	—	(14)	(156)	—
For the year ended March 31, 2020	156	30	(16)	—	170
Aalok Solarfarms Limited
For the year ended March 31, 2021	91	—	(7)	(84)	—
For the year ended March 31, 2020	86	14	(9)	—	91
Shreyas Solarfarms Limited
For the year ended March 31, 2021	174	—	(17)	(157)	—
For the year ended March 31, 2020	163	29	(18)	—	174

* Refer Note 55(b)

(b)
Joint operations

On date September 17, 2020, the Group through a subsidiary company namely ReNew Wind Energy (AP2) Private Limited had acquired 50% interest in a joint arrangement called VG DTL Transmissions Private Limited which was set up together with KP Energy Limited to develop evacuation facility for the SECI III project in the state of Gujarat.

The country of incorporation and principal place of business of the joint operation is in India. The interest in joint operation is not significant to the Group.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

55.
Business combination
(a)
Accounting for transaction referred in Note 1:

Upon consummation of the Transaction explained in Note 1, the Company has issued following shares /warrants to the shareholders of RMG II, shareholders of RPPL and PIPE investors:

(i)
RPPL shareholders:

- The Company has acquired approximately 90% shareholding in RPPL from existing shareholders of RPPL.

- Details of shares issued and cash paid to existing shareholders of RPPL is as follows

		Shares issued / cash consideration by the Company
Investor	Number of RPPL's ordinary equity shares transferred	Class A shares	Class B shares	Class C shares	Class D shares	Cash consideration
						(INR)
GS Wyvern Holdings Limited	184,709,600	34,133,476	—	106,074,525	—	8,319
Canada Pension Plan Investment Board	61,608,099	46,867,691	—	—	1	3,120
Abu Dhabi Investment Authority	75,244,318	58,170,916	—	—	—	3,120
JERA Power RN, B.V.	34,411,682	28,524,255	—	—	—	—
GEF SACEF India	12,375,767	9,658,421	—	—	—	446
Founder investors*	7,479,685	—	1	—	—	4,605
	375,829,151	177,354,759	1	106,074,525	1	19,609

*Represents shares held by (a) Wisemore Advisory Private Limited, (b) Cognisa Investment, and (c) Mr. Sumant Sinha.

(ii)
RMG II shareholders:

- 19,511,966 class A shares of the Company to holders of RMG II class A and class B common stock in exchange for their respective shares of RMG II class A and class B common stock on a one-for-one basis.

- Each outstanding warrant to purchase shares of RMG II’s common stock was converted into a warrant to acquire one common share of the Company. A total of 11,500,000 public warrants and 7,026,807 private warrants of RMG II were converted into public and private warrants of the Company respectively on a one-for-one basis. Such warrants are classified as a liability and are measured at fair value (refer Note 29). These warrants are considered as part of net assets acquired.

(iii)
Private investment in public equity (PIPE) investors

The Company has issued 85,500,000 share to PIPE investors at USD 10 per share amounting to INR 63,506.

(iv)
Accounting for the Transaction

For accounting purposes, RPPL is deemed to be the accounting acquirer in this transaction and consequently, this transaction is treated as a capital transaction involving the issuance of RPPL shares (refer Note 2.3).

The net assets acquired was the fair value of the net assets of RMG II, which on 23 August 2021 was INR 5,165 and amount infused by PIPE investors of INR 63,506.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Net assets, fair value of considerations and listing and related expenses amount was calculated as follows:

Particulars	Amount (INR)
Net Assets of RMG II
Cash and cash equivalents	8,139
Prepayments	16
Share warrants	(1,747)
Trade payables	(1,243)
(1) Total	5,165
(2) PIPE investors	63,506
(3) Total net assets ((1)+(2))	68,671
(4) Fair value of 127,381,626 shares deemed to be issued by RPPL at INR 606.96 per share ^	77,315
(5) Fair value of consideration paid in excess of net assets acquired ((4)-(3))	8,644
(6) Transaction costs related to acquisition and listing	1,868
(7) Listing and related expenses ((5)+(6))	10,512

The costs incurred for this transaction was INR 5,528. An amount of INR 1,868 has been charged to statement of profit or loss and INR 3,660 in statement of changes in equity under share premium.

^ The fair value of the shares in RPPL has been determined using discounted cash flow method. Following is the summary of assumptions considered by the Company in determining the fair value of RPPL per share value, a level 3 fair valuation technique.

Particulars	August 23, 2021
Cost of equity (CoE)	14.46% - 12.11%
- Beta equity	0.94
- Beta asset	0.57
- Risk free rate (RFR)	6.91%
- Equity risk premium (ERP)	For FY 2022 – 8%, Post FY 2022 – 6.5%

(v)
Non-controlling interests

As a result of the Transaction, there was recognition of non-controlling interest of 10 % in RPPL which majorly include GS Wyvern Holdings Limited, Canada Pension Plan Investment Board and Founder investors.

Non-controlling shareholders of RPPL (refer Note 20) have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity.

Certain non-controlling shareholders of RPPL (excluding non-controlling shareholders having put option to be settled in cash as stated in above paragraph) have an arrangement with the Company to put shares held by them in the Company for fixed number of class A shares of the Company at time of exercise of put options. These put options are exercisable at sole discretion of non-controlling interest. No premium is received by the Company for the put options given. These put options do not grant present access to ownership interest to the Group. Accordingly, in respect of these put options, non-controlling interest is continued to be recognised.

(b)
The Group had acquired unlisted companies based in India and carrying out business activities relating to generation of power through non- conventional and renewable energy sources, in exchange for cash consideration. The Group acquired these entities because management believes that the acquisition would enable the group to strengthen its position in renewable energy sector. Below are the details of the acquisitions:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

i)
Acquisition of entities which were earlier under joint control

The below listed entities were under joint control till December 31, 2020 and were accounted for under equity method. The Group held 75% stake in these entities till December 31, 2020. Due to amendments to the shareholder's agreements, these companies ceased to be entities under joint control with effect from January 1, 2021 as control was established from this date. However, no additional stake has been acquired. These four entities have been consolidated in the Group's financial statements with effect from January 1, 2021. These entities are involved in the business of generation of power through renewable energy sources considered as a single Group of CGU by the Group and are a part of Solar Power reporting segment.

- Aalok Solarfarms Limited

- Abha Solarfarms Limited

- Heramba Renewables Limited

- Shreyas Solarfarms Limited

The acquisition date fair value of the equity interest held by the Group immediately before the acquisition date was INR 507. The Group has recognised INR 27 gain as a result of remeasurement to fair value the equity interest in the entity. The fair value gain has been included in "other income" of the Group.

ii)
Regent Climate Connect Knowledge Solutions Private Limited

The Group had acquired 100% stake in an unlisted company based in India on August 28, 2020, carrying out business activities relating to consultancy on environment for industries, business units, civil administration and public and local authorities in India and elsewhere.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

	For the year ended March 31, 2021
Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Acquisition date	January 1, 2021	August 28, 2020
Assets
Property plant and equipment	2,559	1
Intangible assets	1,304	34
Right of use assets	38	—
Deferred tax assets (net)	—	9
Other non-current financial assets	—	0
Prepayments - non current	125	—
Loans - non current	11	—
Other non-current assets	24	—
Non current tax assets (net)	—	3
Trade receivables	107	6
Loans - current	837	—
Cash and cash equivalents	46	0
Bank balances other than cash and cash equivalent	1	—
Prepayments - current	17	—
Others current financial assets	36	1
Other current assets	4	2
Inventories	3	—
	5,112	56

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Liabilities
Interest-bearing loans and borrowings - long term	4,072	8
Long term provisions	21	2
Other non-current liabilities	6	—
Other non-current financial liabilities	16	—
Deferred tax liabilities (net)	64	—
Interest-bearing loans and borrowings - short term	—	24
Trade payables	152	7
Other current financial liabilities	353	2
Other current liabilities	—	9
Short term provisions	—	0
	4,684	52

Total identifiable net assets at fair value	428	4
Non controlling interest in the acquired entity	107	—
Total identifiable net assets at fair value attributable to RPPL	322	—
Fair value of investment on the date of acquisition	507	—
Purchase consideration transferred	—	34
Goodwill on acquisition	185	30

Goodwill recognised represents the future economic and synergy benefits arising from assets acquired to strengthen its position in renewable energy sector. None of the goodwill recognised is expected to be deductible for income tax purposes.

From the date of acquisition till the financial year end date, the acquired entities have contributed in revenue and loss / profit before tax as follows:

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Revenue	168	26
(Loss) / profit before tax	36	(36)

If the combination had taken place at the beginning of the year, the Group's revenue and loss before tax for the year would have been:

Particulars	For the year ended March 31, 2021
(INR)
Revenue	48,715
(Loss) / profit before tax	(5,180)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Purchase consideration - cash flows

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Cash consideration paid	—	34
Less: cash balances acquired	(46)	(0)
Acquisition of subsidiary, net of cash acquired	—	34
Cash acquired on acquisition of control in jointly controlled entities	46	—

The Group recognises non-controlling interests in the acquired entity either at fair value or at non-controlling interest's proportionate share of the acquired entity's net identifiable assets. This decision is made on acquisition-by-acquisition basis. For the non-controlling interests in Acquisition of entities which were earlier under joint control, the group elected to recognise the non-controlling interests at its proportionate share of the acquired net identifiable assets.

(c)
Transaction with non-controlling interests
(i)
Acquisition of additional interest ReNew

Power Private Limited

On August 23, 2021, the Group acquired an additional 3% interest in the voting shares of ReNew Power Private Limited from some of the employees and GS Wyvern Holdings Limited, increasing its ownership interest to 93%. Cash consideration of INR 736 was paid to the non-controlling shareholders. Further, 12,289,241 equity shares of value 9,128 were issued to the non-controlling shareholders. The carrying value of the net assets of ReNew Power Private Limited was INR 130,497. The carrying value of the additional interest acquired at the date of acquisition was INR 4,242.

ReNew Akshay Urja Limited

On September 25, 2020, the Group acquired an additional 44% interest in the voting shares of Renew Akshay Urja Limited, increasing its ownership interest to 100%. Cash consideration of INR 1,515 was paid to the non-controlling shareholders. The carrying value of the net assets of ReNew Akshay Urja Limited was INR 2,976. The carrying value of the additional interest acquired at the date of acquisition was INR 1,593.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

ReNew Solar Energy (Karnataka) Private Limited

On June 19, 2019, the Group acquired an additional 49% interest in the voting shares of ReNew Solar Energy (Karnataka) Private Limited, increasing its ownership interest to 100%. Cash consideration of INR 561 was paid to the non-controlling shareholders. The carrying value of the net assets of ReNew Solar Energy (Karnataka) Private Limited (excluding goodwill on the original acquisition) was INR 687. The carrying value of the additional interest acquired at the date of acquisition was INR 418.

	For the year ended 31 March 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
Particulars	ReNew Solar Energy (Karnataka) Private	ReNew Akshay Urja Limited	ReNew Power Private Limited
	(INR)	(INR)	(INR)
Date of transaction with non-controlling interests	June 19, 2019	September 25, 2020	August 23, 2021
Segment	Solar power	Solar power	Wind and solar power
Change in interest (%)	49.00%	44.00%	3.34%

Non-controlling interest acquired	418	1,593	4,242
Cash consideration paid	561	1,515	736
Issue of Class C shares of the Company (including share premium)	—	—	9,128
Difference recognised in capital reserve within equity	(143)	78	(5,623)

There are other insignificant acquisitions of non-controlling interest amounting to INR Nil for the year ended March 31, 2022 (March 31, 2021: INR 29, March 31, 2020: INR 82)

(ii)
Change in interest without loss of control

On March 28, 2020, the Group entered into a transaction with GS Engineering & Construction Corp to issue equity equivalent to 49% interest in the voting shares of ReNew Solar Energy (Jharkhand Three) Private Limited, decreasing its ownership interest to 51%. Cash consideration of INR 832 was received from the non-controlling shareholders. The carrying value of the net assets of ReNew Solar Energy (Jharkhand Three) Private Limited was INR 601.

On March 4, 2020, the Group entered into a transaction with investors to issue 98.61% interest in the voting shares of ReNew Surya Mitra Private Limited, decreasing its ownership interest to 1.39%. Cash consideration of INR 14 was received from the non-controlling shareholders. The carrying value of the net assets of ReNew Surya Mitra Private Limited was INR (0).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Following is a schedule of change in interest without loss of control:

	For the year ended March 31, 2020
Particulars	ReNew Solar Energy (Jharkhand Three) Private Limited	ReNew Surya Mitra Private Limited
	(INR)	(INR)
Date of transaction with non-controlling interests	March 28, 2020	March 4, 2020
Segment	Solar power	Solar power
Change in interest (%)	49.00%	98.61%

Recognised in non-controlling interests	827	14
Cash consideration received from non-controlling shareholders	832	14
Difference recognised in retained earnings within equity	5	—

Issue of shares by Company's subsidiaries having non controlling interest:

During the year ended March 31, 2022, few subsidiaries of the Group have issued share capital to their parent as well as non-controlling interest. The amount of INR 904 contributed by non controlling interests is recognised as an addition to non controlling interest. No gain or loss to the Group arose from these transactions.

Sale of subsidiaries:

During the year ended March 31, 2022, the Group has sold its share in "Solar Energy and its subsidiaries" (refer Note 39). One of these entities had share of non-controlling interest amounting to INR 15, which ceased to form part of the Group with effect from January 18, 2022.

There are other insignificant additions to non-controlling interest amounting to INR 42 for the year ended March 31, 2022 (March 31, 2021: INR 8, March 31, 2020: INR 6).
56.
Transactions accounted for as asset acquisition
(a)
On November 2, 2021, the Company through its subsidiary, ReNew Solar Power Private Limited had acquired 100% stake in ACME Fazilka Power Private Limited (ACME Fazilka) along with wholly-owned subsidiaries under ACME Fazilka as listed below (all 11 entities acquired are collectively referred as ‘ACME Fazilka Group’) from ACME Solar Holdings Private Limited, for a purchase consideration of INR 6,631. ACME Fazilka Group is engaged in operating solar power projects in India with a commissioned capacity of 260 MW solar power projects and is part of the Solar power reporting segment. The Group has acquired ACME Fazilka Group because the management believes that this acquisition would enable the Group to strengthen its position in renewable energy sector. The acquisition of ACME Fazilka Group was determined to be an asset acquisition and not a business combination.

Following wholly-owned subsidiaries under ACME Fazilka have been acquired:

(i)
ACME Medak Solar Energy Private Limited
(ii)
Sunworld Solar Power Private Limited
(iii)
ACME Nizamabad Solar Energy Private Limited
(iv)
Rewanchal Solar Power Private Limited
(v)
Neemuch Solar Power Private Limited
(vi)
ACME Warangal Solar Power Private Limited

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(vii)
Purvanchal Solar Power Private Limited
(viii)
ACME Narwana Solar Power Private Limited
(ix)
ACME Karimnagar Solar Power Private Limited
(x)
ACME Ranga Reddy Solar Power Private Limited

Refer (c) below for the fair values of the identifiable assets and liabilities as at the date of acquisition.

(b)
On August 30, 2021, the Company through its subsidiary, ReNew Power Services Private Limited, had acquired 100% stake in L&T Uttaranchal Hydropower Ltd. (L&T Uttaranchal) from L&T Power Development Ltd, for a purchase consideration of INR 10,058. L&T Uttaranchal has a 99 MW hydro-power plant based in India and is part of the "Others" reporting segment. The Group has acquired L&T Uttaranchal because the management believes that this acquisition would enable the Group to strengthen its position in renewable energy sector. The acquisition was determined to be an asset acquisition and not a business combination.

Refer (c) below for the fair values of the identifiable assets and liabilities as at the date of acquisition.

(c)
Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

Particulars	L&T Uttaranchal	ACME Fazilka Group
	(INR)	(INR)
Assets
Property, plant and equipment	9,475	12,264
Intangible assets	0	4,547
Right of use assets	128	—
Trade receivables	56	1,572
Cash and cash equivalents	488	268
Bank balances other than cash and cash equivalent	—	363
Other assets	50	23
	10,197	19,037
Liabilities
Interest-bearing loans and borrowings - long term	—	10,709
Interest-bearing loans and borrowings - short term	—	385
Trade payables	133	170
Other current financial liabilities	—	1,049
Other liabilities	6	93
	139	12,406

Total identifiable net assets at fair value	10,058	6,631

The associated acquisition costs were not material.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

57.
Acquisition of ReGen Powertech Private Limited

The Company through its subsidiary, ReNew Power Services Private Limited (ReNew Power Services) made the successful bid to acquire ReGen Powertech Private Limited (ReGen) and was declared the successful resolution applicant as per order of National Company Law Tribunal (NCLT) dated February 1, 2022. According to the approved resolution plan, ReNew Power Services was required to transfer the first tranche of purchase consideration within 30 days, upon which the business would have been transferred to ReNew Power Services and the existing share capital of ReGen would have been extinguished with new shares being issued to ReNew Power Services. Accordingly, ReNew Power Services has paid an amount of INR 716 out of the total consideration of INR 1,675, to the Committee of Creditors (CoC).

As per the resolution plan, ReNew Power Services paid the first tranche on March 2, 2022 and subsequently, a new board was formed with ReNew nominated directors, and the first meeting was convened on the same date for the issuance of new equity shares to ReNew Power Services. However, few aggrieved parties challenged the NCLT order approving ReNew Power Services's resolution plan in National Company Law Appellate Tribunal (NCLAT), which through its orders dated March 9, 2022, March 21, 2022 and April 27, 2022, directed deferment of the resolution plan's implementation until July 26, 2022, due to which all activities of resolution plan implementation were halted. Further, the business activities of ReGen are being currently handled by resolution professional appointed by CoC and ReNew Power Services does not have any control over the relevant activities of ReGen. ReNew Power Services has applied to NCLAT to have the order deferring implementation of the resolution plan vacated, but NCLAT is yet to consider the application. On the basis of above facts and considering that the Group does not have control over ReGen in accordance with the definition of control laid out in IFRS 10, the Group has not consolidated ReGen in these consolidated financial statements.

58.
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

Estimates and assumptions

a)
Capitalisation of internal costs

The Group capitalises certain internal costs incurred in connection with development of its wind and solar power Projects as eligible cost of property, plant and equipment as per IAS 16. The capitalisation of these costs during the construction period (including internal Employee benefit costs and other common expenses) begins when development efforts commence and ends when the asset is ready for its intended use. These expenses are allocated to all the wind and solar power projects of the Group in the form of 'Management Shared Services'. Allocation of cost to the entities involves various estimates including retention for costs of management of investments in subsidiaries, allocation of cost for projects under construction vis-a-vis operating projects, profit mark-up which are assessed through an external expert. The capitalisation of internal costs increases construction in progress recognized during development of the related project asset and depreciated over its estimated useful life. The Group capitalised such internal costs amounting to INR 2,776 during the year ended March 31, 2022 (March 31, 2021: INR 1,649, March 31, 2020: INR 1,713)

b)
Impairment of goodwill

The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 6.

c)
Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating etc.).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables is disclosed in Note 8.

59.
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

60.
Impact of COVID-19

Due to outbreak of COVID-19 in India and globally, the Group has continued its assessment of likely impact on economic environment in general and financial risks on account of COVID-19. Considering the fact that the disruptions caused by COVID-19 are significantly reduced and that the business of Group is an essential service as emphasized by the Ministry of Home Affairs and Ministry of Power, Government of India, the management does not see any material risks to its operations or financial statements on account of COVID-19.

61.
Subsequent events

The Group has evaluated subsequent events through July 25, 2022, which is the date when the consolidated financial statements were authorised for issuance. There are no events which would require any material adjustments or disclosures in these consolidated financial statements.