Form 20-F
period 2023-03-31
ReNew Energy Global plc
filed 2023-07-31
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2023, 254,673,898 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. As of March 31, 2023, the Company held 28,010,273 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As of March 31, 2023, the Class B Ordinary Shares accordingly represented 13,554,680 votes. During the year ended March 31, 2023, the Company acquired 2,457,743 ReNew India Ordinary Shares from the Founder pursuant to the Founder’s partial exercise of the Founder Investor De-Minimis Put Option, as defined in Item 7.B hereof, as a result of which the voting rights attaching to the Class B Ordinary Share were reduced by 2,037,252 votes from 15,591,932 to 13,554,680 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2023, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐Item 17 ☐ Item 18

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

DEFINED TERMS

Unless the context otherwise requires, references in this Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) to:

•
“2020 Electricity Rules” means the Electricity (Rights to Consumers) Rules, 2020.
•
“2022 Masala Bonds” means the Rs 31,800,000,000 aggregate principal amount of the 10.629% Senior Secured Bonds due February 8, 2022 issued on February 17, 2017 by certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited.
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
•
“2026 Notes” means the $400,000,000 aggregate principal amount of 7.95% Senior Secured Green Bonds due July 28, 2026 issued on April 28, 2023 by Diamond II Limited.
•
“2027 NCDs” means the Rs 23,910,550,000 aggregate principal amount of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027 issued on November 2, 2020 by certain of our subsidiaries, Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited.
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
•
“2030 NCDs” means the Rs 33,700,500,000 aggregate principal amount of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030 issued on March 25, 2021 by certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited.
•
“2032 Notes” means the $ 400,000,000 aggregate principal amount of 4.56% Senior Notes due January 18, 2032 issued on January 19, 2022 by ReNew Power Private Limited.
•
“Amended Articles” means the amended articles of association of the Company which the Board intends to propose to shareholders for adoption at its 2023 annual general meeting.
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

•
“APSPDCL” means Southern Power Distribution Company of Andhra Pradesh Limited.
•
“Audit Committee” means the Company’s audit committee.
•
“BEPS” means base erosion and profit shifting.
•
“Board” or “ReNew Global Board” or “Board of Directors” means the board of directors of the Company.
•
“Bribery Act” means the U.K. Bribery Act 2010.
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
•
“CCPSs” means the compulsorily convertible preference shares of ReNew India, having a par value of Rs 425 per share.
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
•
“CERC Open Access Regulations” means the Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008.
•
“CERC Transmission Charges Regulations 2020” means the Central Electricity Regulatory Commission (Sharing of Inter- State Transmission Charges and Losses) Regulations, 2020.
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
•
“Company,” “ReNew Global,” “we,” “us,” “our” and other similar designations refer to ReNew Energy Global Plc (formerly known as ReNew Energy Global Limited), a public limited company registered in England and Wales with company number 13220321.
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
•
“F&S Regulations” means the Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2014.
•
“FCPA” means the Foreign Corrupt Practices Act.
•
“FiT” means feed-in tariff.
•
“Founder” means Mr. Sumant Sinha.
•
“Founder Director” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“Founder Investor Put Financing Issuance” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B.
•
“Founder Investors” means, collectively, the Founder, Cognisa and Wisemore.
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
•
“GDP” means gross domestic product.

•
“GESCOM” means Gulbarga Electricity Supply Company Limited.
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
•
“Hybrid Policy” means the National Wind-Solar Hybrid Policy of India.
•
“Hybrid Projects Guidelines” means Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020.
•
“IASB” means the International Accounting Standards Board.
•
“IFRS” means the International Financial Reporting Standards, as issued by the IASB.
•
“Indian Rupees” or “Rs” means the lawful currency of India.
•
“Integrated DAM” means integrated day-ahead market.
•
“Investor Nominee Directors” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“IREDA” means Indian Renewable Energy Development Agency Limited.
•
“IRS” means the U.S. Internal Revenue Service.
•
“ISOs” means incentive share options.
•
“ISTS” means inter-state transmission system.
•
“ITA” means the Indian Income Tax Act, 1961.
•
“JERA” means JERA Power RN BV, a company organized under the laws of the Netherlands, which is a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power Co., Inc.
•
“KERC” means Karnataka Electricity Regulatory Commission.
•
“KERC DSM Regulations” means the Karnataka Electricity Regulatory Commission (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015.
•
“Land Acquisition Act” means the Land Acquisition, Rehabilitation and Resettlement Act, 2013.
•
“LOA” means a letter of award.

•
“Major Investor” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
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
•
“Merger Sub” means ReNew Power Global Merger Sub, a Cayman Islands exempted company.
•
“MKC Investments” means MKC Investments, LLC, to which RMG Sponsor II assigned its rights under the ReNew Global Shareholders Agreement.
•
“MLI” means measures relating to the tax treatment of multinationals proposed by the Organization for Economic Co- operation and Development, some of which are implemented by amending double tax treaties through the multilateral convention to implement tax treaty related measures to prevent base erosion and profit shifting.
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
•
“MSEDCL” means Maharashtra State Electricity Distribution Company Limited.
•
“NAPCC” means the National Action Plan of India on Climate Change.
•
“Nasdaq” means The Nasdaq Stock Market LLC.
•
“NEP” means the National Electricity Policy of India.
•
“Nomination Committee” means the Company’s nomination and board governance committee.
•
“Non-Employee 2021 Plan” means the Non-Employee 2021 Incentive Award Plan adopted by us and approved by our shareholders on August 23, 2021.
•
“NSM” means the National Solar Mission of India.
•
“NSOs” means nonqualified share options.
•
“NTPC” means NTPC Limited (formerly National Thermal Power Corporation Limited).
•
“NTPC 2016” means the National Tariff Policy of India, 2016.
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
•
“PTC” means PTC India Limited.
•
“PTCUL” means Power Transmission Corporation of Uttarakhand Limited.
•
“Put Shares” has the meaning given to it in the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement — Founder Investors’ Put Options” under Item 7.B.
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
•
“ReNew Global Shareholders Agreement” means the shareholders agreement dated August 23, 2021, by and among ReNew Global and each Shareholders Agreement Investor, as amended from time to time.
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
•
“RMG II” means RMG Acquisition Corporation II, a Cayman Islands exempted company.
•
“RMG II Representative” means Mr. Philip Kassin.
•
“RMG Sponsor II” means RMG Sponsor II, LLC, which assigned its rights and novated its obligations under the ReNew Global Shareholders Agreement to MKC Investments and was liquidated on February 17, 2022.
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

•
“SECI” means the Solar Energy Corporation of India Ltd.
•
“Securities Act” means the U.S. Securities Act of 1933, as amended.
•
“SERCs” means the State Electricity Regulatory Commissions.
•
“Shareholders Agreement Investors” means each of the Founder Investors, CPP Investments, Platinum Cactus, JERA and MKC Investments (as assignee of RMG Sponsor II) and, until April 28, 2023, GSW.
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
“U.K.” means the United Kingdom.
•
“U.K. Companies Act” means the U.K. Companies Act 2006.
•
“US$” or “$” means the lawful currency of the United States of America.
•
“Voting Agreement” means a voting agreement entered into by the Company, ReNew India, GSW, CPP Investments and the Founder Investors pursuant to the Business Combination Agreement.
•
“Warrants” means the 18,526,773 warrants to purchase 20,226,773 Class A Ordinary Shares at a price of $11.50 per 1.0917589 Class A Ordinary Shares issued on August 31, 2021.
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
•
our material weakness found in our internal control over financial reporting in the year ended March 31, 2023;
•
significant decreases or fluctuations in price of our securities from fluctuations in operating results, quarter-to-quarter earnings and other factors, including incidents involving our customers and negative media coverage; and
•
changes in applicable laws or regulations.

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward- looking statement made in this Report or elsewhere might not occur.

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

We generated 67% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2023, while the remaining 33% of our total income is primarily attributable to transmission sales, open market sales, sales to commercial and industrial businesses, financial income and other income. Further, we have one customer that is a state distribution company which accounted for over 10% of our total income in the year ended March 31, 2023. Since distribution of electricity is controlled by central and state government-utility companies in India, there is a concentrated pool of potential purchasers for grid connected, utility-scale electricity generated by solar, wind and hydro energy projects. Such concentration may increase our exposure to the credit risk of a limited number of customers. If any of these utilities or power purchasers become unable or unwilling to fulfill their contractual obligations under the relevant PPA or refuses to accept power delivered under the PPAs or otherwise terminates such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, if the financial condition of these utilities or power purchasers deteriorates or other government policies to which they are currently subject to change, demand for electricity produced by our utility-scale wind, solar and hydro projects could be adversely impacted.

The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.

A substantial portion of our income is derived from the sale of electricity based on the tariffs specified in the PPAs, which are mostly determined through the competitive bidding process. Tariffs for our commercial and industrial customers are based on bilateral negotiations. Tariff rates for our PPAs for utility-scale wind energy projects, utility-scale solar energy projects and our utility-scale firm power projects are determined under a feed-in tariff mechanism, or “FiT,” or a bidding regime or are bilaterally agreed with third-party off-takers. The majority of our PPAs provide for fixed tariff rates. Under a few PPAs, the tariff is subject to escalation provisions. As a result thereof, any reductions in tariffs may adversely affect our financial condition.

The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the date commercial operations commence for each of our projects. The terms of our PPAs with commercial and industrial customers range from three to 25 years. Further, we have three agreements in the transmission business with the Government of India (“GoI”) for a term of 35 years each. Under our long-term PPAs, we typically sell power generated from our projects to state distribution companies at pre-determined, fixed tariffs. Accordingly, if there is an industry-wide increase in tariffs or if we seek an extension of the term of the PPA, we may not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we may also not have the ability to reflect a corresponding increase in tariffs and pass through these costs to our off-takers. Therefore, the prices at which we supply power generally have little or no relationship with the costs incurred in generating power. While some of our PPAs provide for tariff increase due to “change in law,” any such increase in tariff requires regulatory approvals which can be time consuming and expensive.

We may face difficulties in recovering the costs (whether by tariff increases or litigation) of such corrective measures from the respective state governments/authorities in a timely manner and may also face resistance from the regulators when we seek an increase in tariff rates. This may lead to disputes and impact our cash flows and results of operations.

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows.

We generated 67% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2023. Some of the off-takers may become subject to insolvency or liquidation proceedings during the term of our PPAs, and the credit support received from such off-takers may not be sufficient to cover our losses in the event of a failure to perform. In addition, external events, such as an economic downturn or failure to obtain regulatory approvals, could also impair the ability of some our off-takers to fulfill their obligations under the PPAs.

There may also be delays associated with collection of receivables from off-takers because of their financial condition. Government entities to which we sell power do not have international credit ratings that we can use to evaluate their credit condition. For example, Moody’s Investor Services Inc. and Standard and Poor’s Financial Services LLC have given a rating of Baa3 and BBB-, respectively, to the GoI. As a result, some of the state governments in India, if rated, would likely rate lower than the GoI. While we are entitled to charge interest for delayed payments, the delay in recovering the amounts, including interest, due under these PPAs could adversely affect our operational cash flows. As of March 31, 2023, we had gross trade receivables of Rs. 32,042 million, of which receivables from government owned or controlled entities accounted for Rs. 31,139 million.

Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no certainty that these utility companies will have the resources to pay us on time or at all. Any failure to recover from these distribution companies could have an adverse impact on our financial condition and results of operations.

Further, to the extent any of our off-takers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Our facilities may also be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may be terminated upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. Our PPAs typically allow an off-taker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPA. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time. We have terminated certain projects on account of force majeure event(s) including but not limited to COVID-19 which are pending adjudication before various courts in India. For example, ReNew Solar Power Private Limited along with two of our subsidiaries, sought termination of their respective PPAs on account of force majeure and impossibility of performance. The Uttar Pradesh Electricity Regulatory Commission permitted termination of the PPAs without financial penalties. The counterparty SECI has filed an appeal against the order which is pending before the Appellate Tribunal for Electricity. If a PPA is held to be terminated invalidly, we could be exposed to additional financial and legal liability, reputational damage, and we might not be able to enter into a new PPA on favorable terms or at all.

In instances of PPA termination where we are entitled to receive termination payments from a counterparty or distribution company due to such counterparty’s or distribution company’s material breach, there can be no certainty that such counterparty or distribution company will make such payments on time or at all. Further, it is unlikely that termination payments will be adequate to pay all the outstanding third-party debt that we have borrowed for the project.

Certain of our PPAs allow our off-takers to purchase a portion of the relevant project from us under certain circumstances. Some of the PPAs also entitle our lenders to appoint another party as the operator of our projects, under certain circumstances, such as the creation of security contravening the terms of the relevant PPAs, bankruptcy, insolvency or winding up proceedings against a power generator, or a change in control event without the lender’s consent. If any such third party is not appointed within the stipulated time, the PPAs may be terminated by the off-takers and we may be required to acquire the project on mutually agreed terms in the relevant PPAs. If we are unable to acquire the project, the lenders may enforce their mortgage rights under the respective credit agreements. If such buy-outs or step-ins occur and we are unable to locate and acquire suitable replacement projects on time or at all, our business, financial condition and results of operations may be materially and adversely affected.

If the term of a PPA is less than the expected life of a project, this may expose us to the risk of being unable to sell the power generated after the term of the PPA or being required to sell power at less favorable tariffs and terms than stipulated under the original PPA for such project. Failure to re-enter into or renew PPAs in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project.

We face risks and uncertainties when developing our projects.

The development and construction of our projects (including wind, solar, hydro, transmission, manufacturing, etc.) involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine that a project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other matters. Success in developing a project depends on many factors, including:

•
accurately assessing resources availability at levels deemed acceptable for project development and operations;
•
fluctuations in foreign exchange and inflation rates impacting equipment and supplier costs;
•
fluctuations in the cost and availability of raw materials and purchased components;
•
receiving critical components and equipment (that meet our design specifications) on schedule and on acceptable commercial terms;
•
securing necessary project approvals, licenses and permits in a timely manner;
•
securing appropriate land, with satisfactory land use permits, on reasonable terms;
•
availability of adequate grid infrastructure and obtaining rights to interconnect the project to the grid or to transmit energy;
•
obtaining financing on competitive terms;
•
completing construction on schedule without any unforeseeable delays; and
•
entering into PPAs or other offtake arrangements on acceptable terms.

Generally, our PPAs require that we bring our projects to commercial operation by a certain date. There may be delays or unexpected difficulties in completing our projects as a result of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. If we experience such problems, our business, financial condition, results of operations and prospects could be materially and adversely affected. Further, the majority of our PPAs provide for a reduction of tariff if we fail to commission a project by the scheduled commission date. For example, there have been delays in the commissioning of certain projects in Karnataka. Our 300 MW SECI Tranche-VI wind power project in Karnataka has been reduced to 199.5 MW since we were unable to meet the stipulated commissioning date, and no further extension was granted by SECI. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other penalties, including paying liquidated damages for delay in commissioning of projects or granting the off-taker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective off-taker, as agreed under the respective PPA and/or transmission agreements.

Our in-house EPC operations expose us to certain risks.

We undertake EPC-related services for our solar, wind, transmission and manufacturing projects, which exposes us to certain risks that would ordinarily be borne by third parties. For example, entering into third-party EPC contracts on the basis of fixed price contracts would insulate us from adverse price fluctuations for the equipment and materials we use for constructing power projects. As a result, we are exposed to construction cost risks that could be caused by various factors, including:

•
increases in the price and availability of land, labor, equipment and materials;
•
inaccuracies of drawings and technical information;
•
delays in the delivery of equipment and materials to project sites;
•
unanticipated increases in equipment, material and land costs;
•
delays caused by local and seasonal weather conditions; and
•
any other unforeseen design and engineering issues, or physical, site and geological conditions that may result in delays.

Additionally, we are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, we cannot assure that we will be successful with any warranty claims against our suppliers. If our EPC programs and policies are insufficient and fail to ensure the smooth operation of our plants and development activities, we may incur additional costs in engaging third party service providers to undertake our EPC activities or experience significant delays or disruption of our operations. We also enter into solar and wind energy project contracts on a business-to-business basis under which we are responsible for designing, constructing and installing and maintaining these projects. Any delay, default, malfunctioning or unsatisfactory performance by our in-house teams could result in significant losses, damage our reputation and expose us to claims which we may not be able to recover from any third party, and therefore, adversely affect our business, cash flows and results of operations. The construction projects are capital intensive, requires significant time and are subject to delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results. Such potential events include shortages and late delivery of building materials and facility equipment, installation, commissioning and qualification of equipment, labor disputes, delays or failure in securing the necessary governmental approvals, building sites or land use rights, and other changes to plans necessitated by changes in market conditions. Such delays could adversely affect our business, cash flows and results of operations.

If environmental conditions at our energy projects are unfavorable, our electricity production, and therefore our revenue from operations may be substantially below expectations.

The revenue generated by our projects is proportional to the amount of electricity generated by those projects, which in turn is dependent on prevailing environmental conditions that impact those projects. In the year ended March 31, 2023, revenue generated from our wind power and solar power projects accounted for 46% and 41% of our total revenue. Operating results for wind, solar and hydro energy projects vary significantly depending on natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. In some periods, the wind, solar or hydro conditions may fall within our long-term estimates but not within the averages expected for such a period. In addition, the amount of electricity our projects produce is dependent in part on the amount of sunlight or radiation (in the case of solar power projects), on hydrological conditions (in the case of hydro power projects) and on actual wind conditions, including wind speed (in the case of wind power projects).

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

We base our investment decisions with respect to each solar energy project on the findings of related solar studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies. Unfavorable weather and atmospheric conditions could impair the effectiveness of our projects or reduce their output to levels below their rated capacity. Furthermore, components of our generation and transmission systems could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity. The operational performance of a particular solar energy project also depends on the contour of the land on which the project is situated. In case of highly variable contour land, the output of the solar farm situated on such a surface may be sub-optimal. Our solar power projects are also affected by the monsoon season, which generally lasts from May through September.

Our hydroelectric power generating projects will be dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our existing and future hydropower plants are located. There can be no certainty that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Our existing and future hydropower plants may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we plan to select hydropower plants for acquisition and/or bidding on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. If hydrological conditions result in droughts or other conditions that adversely affect our existing or proposed hydroelectric generation business, our results of operations could be materially and adversely affected.

A sustained decline in environmental and other conditions at our wind, solar or hydro energy projects could materially and adversely decrease the volume of electricity generated and could also impact market demand for wind, solar and hydro projects. As a consequence, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to credit and performance risk from third-party suppliers and contractors.

We enter into contracts with third-party suppliers of equipment, materials and other goods and services for the development, construction and operation of our projects as well as for other business operations. Our major equipment is covered through vendor warranty ranging from two years for wind turbines, to five to 25 years for solar modules and inverters. While we maintain a diversified set of vendors, we remain subject to the risk that vendors will not perform their obligations. If our vendors do not perform their obligations, or if they deliver any components that have a manufacturing defect or do not comply with the specified quality standards and technical specifications, it may result in a material breach of the relevant supply agreement. While we may be able to make a claim against the applicable warranty to cover all or a portion of the expenses or losses associated with the defective product, such claims may not be sufficient to cover all of our expenses and losses resulting from the defect. In addition, our suppliers could cease operations and no longer honor their warranties, which would leave us to cover the expense and losses associated with the defective products. If our third-party providers are unable to perform their obligations, including due to bankruptcy, winding up or any injunction, we may incur additional costs in finding a replacement service provider in a timely manner and could experience significant delays in performing our related obligations.

Contractors and suppliers in our projects are generally subject to liquidated damages for failures to achieve timely completion or for performance shortfalls. Our Operation and Maintenance (“O&M”) contractors may fail to plan their operational strategy for the complete lifecycle of a given project, which could potentially create problems such as an inability to service turbines or solar modules over the project lifecycle, or failure to maintain the required site infrastructure or adequate resources at project sites. If our O&M contractors fail to perform as required under O&M agreements, affected projects may experience decreased performance, reduced useful life or shutdowns, any of which may adversely affect our operational performance, financial condition and results of operations. Liquidated damages payable under third-party engineering, procurement and construction services (“EPC”) and O&M contracts are generally limited to a specified amount or a percentage of the contract price or the annual fees payable. As a result, the liquidated damages recovered from defaulting vendors may not be sufficient to cover our losses.

Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth.

Given the size of our project portfolio has grown considerably since 2016, we may not be able to grow at similar rates in the future. Although we intend to continue to expand our business significantly with a number of new projects in both existing and new geographies, we may not be able to sustain our historical growth rate for various reasons. Success in executing our growth strategy is contingent upon, among others:

•
accurately prioritizing geographic markets for entry, including by making accurate estimates of addressable market demand;
•
identifying suitable sites for our projects;

•
our ability to estimate costs and competitively bid for projects;
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
•
issuance of the Letter of Award (LOA) by the bidding agency post winning the bid and compliance to the LOA conditions; and
•
signing PPAs or other offtake arrangements on commercially acceptable terms.

Our existing operations, personnel and systems may not be adequate to support our growth and expansion plans and we may need to make additional investments in people, processes and systems to support our growth. As we grow, we also expect to encounter additional challenges in relation to project selection, construction management and capital commitment processes, as well as our project financing capabilities. These factors may restrict our ability to take advantage of market opportunities, execute our business strategies successfully, respond to competitive pressures and maintain our historical growth rates.

Restrictions on solar equipment imports, and other factors affecting the price or availability of solar equipment, may increase our business costs.

A substantial portion of our equipment, mainly solar module panels, are imported from China and certain other countries. Any restrictions or additional duties imposed by the governments of India or China, or of any other exporting countries could adversely affect our business, results of operations and prospects. For example, in March 2021, the GoI imposed customs duties on the import of solar modules and solar cells after March 31, 2022. As a result, we were subject to imposition of customs duties by government authorities for importing solar modules from China. There is no assurance that other such duties will not be levied in the future. Such duties could result in an increase in our input costs for our solar business, especially if the costs cannot be passed on to our off-takers, which could have a material adverse impact on our business, financial condition and results of operations.

During 2019, the GoI issued a list of approved module suppliers eligible to supply modules to project developers selected to develop solar projects through competitive bidding processes. The GoI decided to include open access and net-metering projects also to source modules only from the approved vendors, effective from October 1, 2022. The Ministry of New and Renewable Energy, in a memorandum dated March 10, 2023, stated that projects commissioned by March 31, 2024 will be exempted from the requirement of procuring solar photovoltaic modules only from approved module suppliers. As a result of these regulations, our input costs and timeline for commissioning projects may be impacted.

The Company through its subsidiaries had also secured registrations under the Project Import Regulations, 1986 for import of goods required for setting up certain solar power projects, including solar modules, at a lower rate of customs duty than otherwise applicable individually on such goods. The GoI has amended the Project Import Regulations, 1986 as well as the Customs Tariff Act, 1975 (by way of the Finance Act, 2023 notified with effect from April 1, 2023), resulting in the removal of such lower rate of customs duty for goods required for solar power projects. These amendments have been challenged before the High Court of Delhi, which by way of an interim order has permitted import of goods at the lower rate of duty on the basis of the registrations already secured.

Further, measures addressing the use of forced labor in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and may impact our operations. The Uyghur Forced Labor Prevention Act, in effect in the United States from June 21, 2022 creates a presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labor. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence,” that the goods in question were not produced “wholly or in part by forced labor,” and submits a report to the U.S. Congress setting out its findings. Other jurisdictions have also been enacting similar legislation or are in the process of doing so. For instance, Germany’s Supply Chain Due Diligence Act forbidding forced labor in supply chains went into effect on January 1, 2023. The European Union and Australia both have legislative initiatives to ban importation of goods produced with forced labor underway, with the European Commission publishing a legislative proposal to ban products made with forced labor on September 14, 2022 and Australia expected to update its Modern Slavery Act in 2023.

Though we ask our vendors to represent that they abide by international labors norms and do not allow forced labor in their operational set-ups, we cannot determine with certainty whether our solar panel suppliers comply with such norms. If they were found not to follow them, we might have to find alternative suppliers on short notice, resulting in construction delays, disruption and higher costs. While we have developed multiple supply sources in a number of countries, we could still be adversely affected by increased costs, negative publicity, or other materially adverse consequences to business. If we are not in compliance with these or other similar export restrictions or other similar laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other materially adverse consequences.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business.

The design, construction and operation of our projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There can be no certainty that all permits required for a given project will be granted on time or at all. If we fail to obtain or renew such licenses, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business and results of operations. An example of such delay is the approval required for “change in land use from agricultural to non-agricultural” in the state of Karnataka, India. Such approvals can take between six months to two years, which could impact our ability to meet the timelines under our PPAs. In such circumstances, we may have to begin the development of projects while the relevant approvals are pending. We have also received notices from regulatory authorities on our compliance with certain wind and solar generation regulations and the billing rates with respect to power consumption, and we have filed petitions with regulatory authorities regarding the billing methodology. There is no certainty that relevant government authorities will not take any action in the future which may expose us to penalties or have a material adverse impact on our operations. We are also exposed to changes in the legal and regulatory environment in which we operate, including changing taxes and tariffs and data privacy and protection laws which could, increase our operating costs, or result in litigation or regulatory action. The delays may continue to subsist due to backlogs in government offices.

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

Any changes to our growth strategy could impair our ability to expand our project portfolio and growth into new business lines or territories. In addition, high interest rates could adversely affect our ability to secure financing on favorable terms and increase our cost of capital. Our ability to obtain external financing on favorable terms is subject to a number of uncertainties, including our financial condition, results of operations and cash flows; interest rates; our ability to comply with financial covenants in other financing arrangements; our credit rating and those of our project subsidiaries; the general conditions of the global equity and debt capital markets and the liquidity in the market. If we are unable to obtain financing on attractive terms or sustain the funding flexibility we have enjoyed in the past, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The delay between making significant upfront investments in our wind, solar and hydro power projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar, wind and hydro energy projects and the date on which we begin to recognize revenue from the sale of electricity generated by such projects. Our initial investments include legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, modules, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years from commencement of commercial operations given the typical length of the PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and debt to pay for costs and expenses incurred during project development. We typically recognize revenue from energy projects only when they are operational and we commence supply of power to off-takers. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, permits and the grid connectivity process. The timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources and materially and adversely affect our profitability, results of operations and cash flows.

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

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed. We may have to stop producing electricity during periods when electricity cannot be transmitted for instance, when the transmission grid malfunctions. Further, in certain cases, the interconnection approval to the grid is granted on a temporary basis. If interconnection approvals are not regularized, it may result in lack of evacuation facilities being available for projects. This may affect our ability to supply the contracted amount of power to the off-taker which may result in penalties being imposed on us under the PPAs. Furthermore, if construction of power projects in India, particularly in the states and regions that we operate in, outpaces transmission capacity of power grids, we may not be in a position to transmit all of our potential electricity to the power grid and therefore are dependent on the availability of the grid infrastructure.

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

Although the GoI has accorded renewable energy “must-run” status (which means that any renewable power that is generated must always be accepted by the grid), power producers and government entities are required to undertake planned generation and drawing of power in order to maintain the safety of the power grid. The GoI also imposes deviation charges for shortfall or excess in the generation of power in order to facilitate grid integration and stability of solar and wind power generating stations. In some cases, this may curtail our ability to transmit electricity into the power grid, which may adversely affect our financial condition and results of operations.

If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties.

We may be unable to meet our development targets because we may have difficulty in converting our under-construction projects into operational projects. Completing construction of the under-construction projects into operational projects as anticipated, or at all, involve numerous risks and uncertainties. From time to time, we have been constrained to either partially abandon projects on which we had started development work, or re-categorize projects to a less advanced stage than previously assigned to them.

Abandonment or re-categorization of our projects may make it difficult for us to achieve our capacity goals by target dates if at all. Substantial expenses may also be incurred in the construction and development of the projects. If such projects cannot be developed into operational projects, we may have to write-off such expenses, which could have a material adverse effect on our business, cash flows, financial condition and results of operations. We may also face significant transmission penalties if we are unable to execute our projects. In addition, those projects that begin commercial operations may not meet the return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or generate revenue in the originally anticipated time period or at all.

Technical problems may reduce energy production below our expectations.

Our generation assets, including transmission lines and facilities that we construct or own, may not continue to perform due to equipment failure, wear and tear, latent defects, design error or operator error, early obsolescence or force majeure events, among other things, which may lead to unexpected maintenance needs, unplanned outages or other operational issues and have a material adverse effect on our projects, business, financial condition and results of operations. In addition, spare parts for wind and solar turbines and key pieces of electrical equipment may be hard to acquire, or may have significant sourcing lead time. Specifically, for wind turbines, we utilize the proprietary technology of some of our vendors and any failure by that vendor in supplying the technology or providing periodic maintenance or upgrade in a timely basis could adversely impact our operations. Further, our sources for some significant spare parts and other equipment are located outside of India. If there is a shortage of critical spare parts or replacement solar modules, we could incur significant delays in returning our facilities to full operation. There also may be unforeseen expenses if vendors default on their warranty obligations.

Any mechanical failure or shutdown of equipment sourced from third parties could result in us having to shut down the entire project. Such events could materially and adversely impact our generating capacity. If any shutdowns continue for extended periods, this may give rise to contractual penalties or liabilities, loss of off-takers and damage to our reputation. Although we are entitled to be compensated by manufacturers for certain equipment failures and defects in certain cases, these arrangements may not be enough to cover all losses suffered. While manufacturing defects are typically covered under the warranty agreements, we may have to bear the costs of repairing the equipment for any damages not foreseeably covered under our supply agreements. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

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

Some of the land area we utilize or intend to utilize for our projects is leased and we may be subject to conditions under the lease agreements through which we acquire rights to use such land. Conditions under lease agreements typically include restrictions on leasehold interest or rights to use the land, continual operating requirements, and other obligations which include obtaining requisite approvals, payment of necessary statutory charges and giving preference to local workers for construction and maintenance. We are also exposed to the risk that these leases will not be extended or will be terminated by the relevant lessors. Some of our projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non-agriculturalists such as our Company and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority. In certain cases, the land leased for the development of renewable energy projects is obtained on a sub-lease. Such land may be subject to disputes on account of right of way, encroachment and other related issues.

There is no certainty that the outstanding approvals would be received on time, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of the projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and/or sub-leases for the remainder of the operational life of the project. In the event that the relevant lessor do not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and/or sub-leases and we may not be able to find an alternative location in the short term or at all and our business, results of operations, cash flows and financial condition could be adversely affected.

Further, some of the wind energy projects which we have acquired from OEMs are located on government revenue land leased to the OEM. In such cases, the OEM has typically sub-leased the land to us. If the original lease for such land is terminated due to any action or omission by the OEM (over which we have no control), we may lose our sub-leasehold rights as well. If any of the above factors occur, our successful land procurement cannot be assured. Any failure by us to secure suitable sites may materially impact the development of a project and may also result in non-compliance with related conditions under project agreements. If this occurs across a number of our projects, our business and prospects could be materially and adversely affected.

We may face difficulties as we expand our operations into new areas of business or geographies within renewable/ green energy generation in which we have limited or no prior operating experience.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new areas of business and geographies. We continue to explore entering into new business segments, such as green hydrogen through strategic partnerships with other entities. We have also entered in the business of building electricity transmission infrastructure, battery storage solutions, manufacturing of solar modules and trading of carbon credits. Additionally, we have established a power trading subsidiary to explore opportunities for earning revenue from the power exchange. Selling power on the energy exchange instead of selling power on predetermined rates under the long term PPAs, may result in fluctuations in our revenue as the price at which power is sold may vary and would depend on the demand and supply for energy in the short-term energy exchange market.

Each new line of business is subject to distinct competitive and operational dynamics. Operating in such different areas may also impact our ability to bid competitively and ensure power generation in accordance with the terms of the bid, or as the case may be, PPAs entered into with the customers, all of which may affect our results of operations, and key business metrics. It may be difficult for us to understand and accurately predict the impact of varying customer preferences and assess the financial impact of operating in new lines of businesses that we may enter into in the future. In addition, the market for each such new line of business may have unique regulatory dynamics of its own that are not common to other areas/lines of business that we already operate in. These include laws and regulations that can directly or indirectly affect our ability to set up and operate projects in such areas within renewable energy generation as well as analyze the costs associated with, among others, setting up new projects (including entering into arrangements with third parties with respect to EPC and/or operation and maintenance for such projects), insurance, support and monitoring such projects.

We are also exploring new geographies for our various businesses. During the past year we have entered into term sheets and framework agreements with various organizations regarding new technologies. Entry into new geographies may expose us to country specific regulatory, trade, taxation and geopolitical risks. While we believe these new businesses and geographies will increase our vertical integration and the range of addressable business opportunities, they may not be successful in the timeframe and manner we anticipate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, reputation and results of operations could be adversely affected.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may subject us to additional risks and not bring us anticipated benefits.

A principal component of our strategy is to expand our operations by growing our project portfolio through selective acquisitions of existing or committed projects, and adopting new technologies for peak power supply, round the clock supply and storage services. We are continuing to explore joint venture and partnership opportunities with complementary and strategic businesses. For example, in the third quarter of the year ended March 31, 2023, as part of our larger digital business strategy and our commitment to net-zero transition, we entered into definitive agreements to acquire shares in 3E, one of Europe’s leading renewable energy asset performance management platforms.

We may not be able to identify suitable strategic investment or joint venture opportunities at acceptable cost and on commercially reasonable terms, obtain the financing necessary to complete and support such investments or integrate such businesses or investments effectively. Further, this strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of resources and cost of integrating acquired businesses. Successful integration of acquired projects will depend on our ability to effect any required changes in operations or personnel and may require capital expenditure. We may encounter difficulties in integrating the acquired projects in a timely and cost-effective manner, difficulties in establishing effective management information and financial control systems, and unforeseen legal, regulatory, contractual or other issues. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Any failure to successfully integrate the portfolio of projects may limit our ability to grow our business.

While we evaluate acquisition opportunities based on our targeted return, operational scale and diversification criteria and on whether we consider these opportunities to be available at reasonable prices, acquisitions involve risks that could materially and adversely affect our business, including the failure of the new acquisitions or projects to achieve the expected investment results, adverse impact of purchase price adjustments, and the inability to achieve potential synergies in a profitable manner, risks associated with the diversion of our management’s attention from our existing business and risks associated with entering into any markets. In addition, liabilities may exist that we do not discover in our due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to liabilities, litigation or reputational risk and unforeseen payments by us. In each case, we may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities after an acquisition, as well as the failure of a new acquisition to perform according to expectations, could adversely affect our business, financial condition, and results of operations.

We face competition from conventional and other renewable energy producers.

Our primary competitors include domestic and foreign conventional and renewable energy project developers, independent power producers and utilities. We compete with renewable energy project developers in India on many factors including the success of other alternative energy generation technologies (such as fuel cells, nuclear and biomass), site selection, access to vendors, access to project land, efficiency and reliability in project development and operation and auction bid terms. The deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003 removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Through the competitive bidding process, we compete for project based on many factors including pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, financing capabilities and track record. Submitting a competitive bid at a wind or solar power project auction requires extensive research, planning, due diligence and a willingness to operate with lower operating margins for sustained periods of time. If we miscalculate our tariff rates and incorrectly factor costs for construction, development, land acquisition and price of components (including due to increase in duties and other levies), the economics of our bid may be affected and the project may become economically unviable. Further, competition may force us bid for the lower tariffs which may impact our IRR levels. Coupled with an expected surplus in solar power capacity in India, such developments could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

Further, we compete with both conventional and renewable energy companies for the financing needed to develop and construct projects. We also compete for the limited pool of qualified engineers and personnel with requisite industry knowledge and experience, equipment supplies, permits and land to develop new projects. Our operational projects may compete on price if we sell electricity into power markets at wholesale market prices. We may also compete with other conventional energy (whose tariffs may be more competitive) and renewable energy generators when we bid on, negotiate or renegotiate a long-term PPA. Additionally, some state utilities may prefer entering into PPAs with conventional energy suppliers.

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

Furthermore, technological progress in conventional forms of electricity generation or the discovery of large new deposits of conventional fuels could reduce the cost of electricity generated from those sources or make them more environmentally friendly. Demand for renewable energy may also be adversely impacted by public perceptions of the direct and indirect benefits of adopting renewable energy technology as compared against using conventional forms of electricity generation. As a result, demand for electricity from renewable energy sources may reduce rendering our projects uncompetitive which may affect our business, financial condition and prospects.

Our operations have inherent safety risks and hazards that require continuous oversight.

Our results depend on our ability to identify and mitigate the risks and hazards inherent to operating in the power generation and transmission industry. We seek to minimize these operational risks by carefully installing and maintaining our equipment and conducting our operations in a safe and reliable manner. However, failure to manage these risks effectively could impair our ability to operate and result in unexpected incidents, including structural collapse, equipment failure, fire and industrial accidents including due to electrocution, working at height and handling heavy equipment. These and other hazards, including natural disasters, can cause or result in personal injury or death, damage to and destruction of property, plant and equipment and disruption or suspension of operations.

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

We are subject to a number of anti-corruption laws, including the Foreign Corrupt Practices Act or “FCPA” of the United States, the Bribery Act 2010, or “Bribery Act,” of the United Kingdom and the Prevention of Corruption Act, 1988 in India. The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Any failure to comply with anti-corruption laws applicable to us could result in fines, penalties, criminal sanctions on our officers, disgorgement of profits and prohibitions on doing business, which could harm our reputation and business, financial condition, results of operations and prospects. Any violations of these laws (including other U.S. laws and regulations as well as non-U.S. and local laws), regulations and procedures by our personnel, vendors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on activities and adversely affect our business, financial condition and results of operations.

Further, any non-compliance in such acts and regulations may adversely affect our reputation and could cause some of our investors to sell their interests in our Company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our equity shares, all of which may adversely impact the market prices of our Class A ordinary Shares and Warrants.

Material weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition and results of operations and our ability to operate our business

While we manage regulatory compliance by monitoring and evaluating our internal controls to ensure that we follow all relevant statutory and regulatory requirements, there can be no certainty that deficiencies in our internal controls and compliances will not arise, or that we will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in our internal controls, in a timely manner or at all. We are exposed to operational risks arising from inadequacy or failure of internal processes or systems. Our growth may outpace these internal controls resulting in exposure to various risks. In addition, we are exposed to risk associated with fraud or misconduct of our employees. While we incur significant accounting and auditing expenses and spend significant management time complying with the requirements to evaluate and test our internal controls. we may not be safeguarded against all fraud or misconduct by employees or outsiders, unauthorized transactions by employees and operational errors. Employee or executive misconduct could also involve the improper use or disclosure of confidential information or data breach or other illegal acts, which could result in regulatory sanctions and reputational or financial harm, including harm to our brand.

As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there were material weaknesses in our internal controls over financial reporting as of March 31, 2023. Deficient internal controls could cause investors to lose confidence in our reported financial information, which is likely to adversely impact the market price of our Class A Ordinary Shares and Warrants.

The loss of any of our senior management or key employees may adversely affect our ability to conduct business and implement our strategy.

We depend on our management team and the loss of any key executives could adversely impact our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the renewable energy industry is relatively new in India, there is a scarcity of skilled personnel with experience in the industry. If we lose a member of our management team or a key employee, we may not be able to replace him or her. Integrating new executives into our management team and training new employees with no prior experience in the renewable energy industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention which may ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under-development projects on schedule and within budget, which may adversely affect our business and strategy implementation.

The order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation of certain Group entities.

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

By its order dated April 21, 2022, the Supreme Court issued directions (i) for completion of the installation of bird diverters on overhead transmission lines in the specified priority areas by July 20, 2022, and (ii) to the Central Electricity Authority to formulate the standards of quality for the bird diverters in consultation with the committee. Thereafter, by order dated November 30, 2022, the Supreme Court issued directions to the Chief Secretaries of the states of Gujarat and Rajasthan to file affidavits indicating the total length of transmission lines affected and estimating the number of bird diverters required to be installed. The petition before the Supreme Court and applications filed therein are pending. As of March 31, 2023, operational capacity in the Rajasthan and Gujarat projects likely to be affected by the Supreme Court order was 1,813.8 MW and the capacity of projects currently under development in Rajasthan and Gujarat, which are likely to be impacted by the Supreme Court order, was approximately 2,585 MW.

The implications of the order and the manner of its implementation are not fully clear yet and are subject to the outcome of the applications for modification pending before the Supreme Court. The ruling may also impact the cost of upcoming and existing projects in the Designated Area. If the directions of the Supreme Court are not suitably modified, or if our affected projects are unable to implement relevant remedial measures or receive suitable compensation for costs associated with moving the transmission lines underground, such costs may need to be borne by the Group entities. Endangered species continue to face risk of extinction on account of the installation of transmission lines, which could attract negative attention, adversely affect biodiversity and also cause financial and reputational harm to the Company.

We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements.

As of March 31, 2023, we had total borrowings (which consisted of long-term interest-bearing loans and borrowings including current maturities of long-term interest-bearing loans and borrowings and short-term interest-bearing loans and borrowings) of Rs. 530,407 million (including compulsorily convertible debentures of Rs. 16,999 million). We expect to continue to finance a significant portion of our project development costs with debt financing. Our ability to meet payment obligations under our outstanding debt depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control, such as, the general condition of global equity and debt capital markets, economic and political conditions and development of the renewable energy sector. If we are unable to generate sufficient cash flow to satisfy our debt obligations or other liquidity needs, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There is no certainty that any refinancing or restructuring of debt would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms may result in default on our debt obligations and make it more difficult for us to obtain financing in the future, which in turn would materially and adversely affect our financial condition and results of operations.

Our existing credit agreements contain a number of covenants that in certain cases could limit our ability and our subsidiaries’ ability to, among other things, effect changes in the control, management or capital structure of our company, change or amend the constitution or articles and memorandum of association, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of its assets. If we are unable to comply with the terms of our credit agreements, our lenders may choose to accelerate our obligations under our credit agreements and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness, or seek additional equity capital, which would dilute our shareholders’ interests. Failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. In the past, however, in the rare instance when such covenants have been breached, no lender has called an event of default or exercised their rights to accelerate the repayment of debt.

Some of our subsidiaries previously have not been in compliance with certain financial ratios under their respective financing agreements. Moreover, some of our subsidiaries have not created security within specified timelines agreed with lenders in the relevant financing arrangements, typically due to reasons including delay in obtaining change in land use permissions from relevant authorities, which can be a time-consuming process in India. We have historically been able to cure these breaches, refinance the relevant facility or procure waivers or extensions in timelines from the relevant lenders. Further, certain similar breaches exist as of the date of this Report for which we have applied to the lenders for relevant waivers or extensions and relief from penalty interest provisions under the relevant facilities. To date none of our lenders have issued a notice of default or accelerated repayment on the basis of such breaches. There can be no assurance that lenders will not choose to enforce their rights or that we will be able to remedy these current breaches in the same manner as was done previously.

Impairment of our long-term assets may have an adverse impact on our results of operations and financial condition.

We recognized goodwill of Rs. 11,596 million as of March 31, 2023. Goodwill has an indefinite life under IFRS. This amount is allocated to our cash generating units or groups of cash generating units, which, if they contain goodwill, are tested at least annually for impairment or more frequently when there is an indication that the units may be impaired. If the recoverable amount of the cash generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized in the statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

We are subject to events and circumstances that can lead to an impairment loss, including macroeconomic industry and market conditions, significant adverse shifts in our operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in operating income or cash flows associated with the use of an asset. Impairment loss can adversely impact our results of operations and financial condition.

We are involved in various tax and legal proceedings that may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.

We are involved in various tax and legal proceedings that involve claims for various amounts of money or how we conduct our business. Such proceedings could divert our management’s time and attention and consume financial resources. As of March 31, 2023, we had disputes with various tax authorities, including the commercial taxes departments of certain states, concerning, among other things, income tax and entry tax. We are also involved in certain disputes with off-takers, including in relation to the recovery of overdue payments from our off-takers and delay in setting up of projects and supply of electricity. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India relating to us may result in legal proceedings from time to time. We have ongoing disputes with certain of our off-takers in connection with claims for increased tariffs due to “change in law,” “force majeure events” and others. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

Additionally, claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, accidents or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments or regulatory non-compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, and occasionally disrupt normal business operations and require significant attention from our management.

Unfavorable outcomes or developments relating to these proceedings, could have a material adverse effect on our business, financial condition and results of operations. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

If we incur an uninsured loss or a loss that significantly exceeds the limits of our insurance policies, the resulting costs may adversely affect our financial condition.

We, including our directors and officers may face contractual or civil liabilities or fines in the ordinary course of business as a result of damages suffered by PPA counterparties or third parties, which may require us to make indemnification or other damage payments under contract or otherwise in accordance with law, and our contracts may not have adequate limitations of liability for direct or indirect damage.

Our insurance coverage may not be sufficient to cover all losses and our insurance coverage is subject to deductibles, caps, exclusions and other limitations. Our policies may not be sufficient to cover our losses which may arise due to natural disasters, terrorist attacks, or changes in climate conditions, amongst other calamities. Further, due to rising insurance costs and changes in the insurance markets, there is no certainty that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. A loss for which we are not fully insured or any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in technology may render our technologies obsolete or require us to make substantial capital investments.

We attempt to maintain the latest international technology standards and the technology requirements for our business. However, the technology relevant to our business is continuously evolving. Some of our existing technologies and processes in the wind, solar and hydro energy business may become obsolete or perform less efficiently compared to newer and better technologies and processes. Further, we may not be able to access newer technologies at competitive prices or at all, which may restrict us from being able to participate in bids competitively.

The cost of upgrading or implementing new technologies, upgrading our existing equipment or expanding capacity could be significant and may adversely affect our results of operations if we are unable to pass on such costs to our off-takers. The development and implementation of such technology entail technical and business risks and significant costs of implementation. Failure to respond to technological changes effectively and timely may adversely affect our business and results of operations.

We may not be able to adequately protect our intellectual property rights, including the use of the “ReNew” name and the associated logo, which could harm our competitiveness.

We have obtained the trademark registration for the “ReNew” marks and logos under various classes in India and the United Kingdom. We have also applied for the trademark “ReNew” in the United States and have received Office actions from the United States Patent and Trademark Office with regard to our trademark application. We have responded to and will continue to respond to further Office actions as we receive them. We believe that the use of our name and logo is vital to our competitiveness and success and for us to attract and retain our customers and business partners. Any improper use or infringement by any party could adversely affect our business, financial condition and results of operations. Furthermore, some of our applications for the registration of trademarks under various classes have been refused in the past, and to the extent our current pending applications are refused, we may be unable to adequately protect our trademarks. There is no assurance that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

As of March 31, 2023, we had 2,481 full-time employees. While we have not had any instances of strikes or lock-outs since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labor necessary to complete such assignments. Although we do not engage these laborers directly, we may be held responsible for wage payments to laborers engaged by contractors should the contractor’s default on wage payments. The occurrence of such events could materially adversely affect our business, prospects, financial condition and results of operations.

Fluctuations in foreign currency exchange rates may adversely affect our capital expenditures and could result in exchange losses.

The business activities of the Group are primarily carried out in Indian Rupees. However, some of our capital expenditures, particularly those for equipment and raw materials imported from international suppliers, such as solar module panels, and external borrowings are denominated in foreign currencies and some of our other obligations, including our external commercial borrowings, are also denominated in these currencies. Revenues from some of our new business such as carbon credit are denominated in foreign currency.

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

A natural disaster, severe weather conditions or an accident that damages or otherwise adversely affects any of our operations could materially and adversely affect our business, financial condition and results of operations. Severe floods, lightning strikes, earthquakes, extreme wind conditions, severe storms, wildfires, adverse monsoons and other unfavorable weather conditions (including those from climate change) or natural disasters could damage our property and assets or require us to shut down plants or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity production levels and revenues from operations. In addition, catastrophic events such as explosions, terrorist acts or other similar occurrences could result in similar consequences or in personal injury, loss of life, environmental danger or severe damage to or destruction of the projects or suspension of operations, in each case, adversely affecting our ability to maintain and operate the projects and decreasing electricity production levels and revenues from operations. Further, any social unrest or local law and order issues arising from our operational activities may lead to business disruption and reputational loss. Any of these events could adversely affect our business, financial condition, results of operations and prospects.

In addition, India, the United States or other countries from where we import equipment may enter into armed conflict or war with other countries or extend pre-existing hostilities. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries. Military activity or terrorist attacks or concerns regarding regional stability, could adversely affect the economy by, for instance, disrupting communications and supply chains. Such events could also create a perception that investments in companies involve a higher degree of risk. This, in turn, could adversely affect customer confidence in the economy on the markets for our solutions and on our business.

Further, global markets are currently operating in a period of economic uncertainty, volatility and disruption as the military conflict between Russia and Ukraine continues. Such military conflict and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, as well as the potential Russian response to such sanctions or any further sanctions, could have an adverse effect on the global economy and are highly uncertain and difficult to predict. As a result, many entities outside the conflict region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large-scale business disruptions potentially gives rise to liquidity issues for certain entities and there may also be consequential impacts on the credit quality of some suppliers. As of the date of this Report, while we are not directly involved in the region and, therefore, our exposure to Russia and Ukraine is limited, considering the uncertainties surrounding the impact of the conflict on global economy, we are unable to estimate the extent of any potential effects of the conflict or any escalation of the conflict on our business, results of operation or financial condition.

Our business could be adversely affected by security threats, including cybersecurity threats.

As a renewable energy utility company, we face security threats, including cybersecurity threats to gain unauthorized access to sensitive information, to misappropriate financial assets or to render data or systems unusable; threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as evacuation grids and interconnection facilities. The potential for such security threats has subjected our operations to increased risks that could have a material adverse effect on our business. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of financial assets, sensitive information, critical infrastructure or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.

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

The COVID-19 pandemic and related efforts to contain it have disrupted global economic activity, adversely affected the functioning of financial markets, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. The Ministry of Power as well as various central and state government departments, in India implemented restrictions to contain the spread of COVID-19. Accordingly, some of our subsidiaries received notices from customers invoking force majeure provisions under their respective PPAs and claiming, among other things, additional time for making payments, as well as the right to curtail the demand of power, on grounds that the restrictions have impacted the liquidity of such customers and their contractual counterparties (which have also faced difficulties in collection of payments from customers), thereby reducing their ability to make timely payments under the PPAs. While our counterparties have agreed to make payments, such payments may not be received in time or at all. In addition, we may not be able to rely on force majeure clauses under the PPAs to terminate or amend the terms of the PPAs. In the event of a future pandemic outbreak, there could be similar adverse effects on our operations.

Further, the scheduled commercial operation dates for our committed projects have been impacted. The GoI has in the past extended the timeline for completing the construction of renewable energy projects as a result of the COVID-19 pandemic and has similarly extended the timeline for commissioning projects as a result of the second wave of the COVID-19 pandemic in India. Such extensions could increase costs which may not be recoverable from customers and our capital expenditure forecasts for those projects may be impacted. If we or any of our off-takers are not able to meet our respective obligations under the PPAs due to the impact of COVID-19, there could be an adverse effect on our business, results of operations and cash flows.

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

Our ability to raise foreign capital may be constrained by Indian law.

We are subject to exchange controls (including Foreign Exchange Management Act, 1999) that regulate borrowing in foreign currencies. Such regulatory restrictions limit the Group’s financing sources and hence could constrain the Group’s ability to obtain financings on competitive terms and refinance existing indebtedness. There is no certainty that the required approvals will be granted to us without onerous conditions, or at all. Limitations on raising foreign debt may have an adverse impact on the Group’s business growth, financial condition, results of operations and cash flows.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India. An election or a new administration in India or in any of the states could result in uncertainty in the renewable energy market, which could harm our operations.

India has a mixed economy with a large public sector and an extensively regulated private sector. The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and there is no assurance that such liberalization policies will continue. The GoI in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, determined the allocation to businesses of raw materials and foreign exchange and reversed their policies of economic liberalization. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be adversely affected by such developments. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on its operations and its financial condition and results of operations.

Notwithstanding the Reserve Bank of India’s policy initiatives, the course of market interest rates continues to be uncertain due to high inflation, the increase in the fiscal deficit and the GoI’s borrowing program. Any continued or future inflation because of increases in prices of commodities such as crude oil or otherwise, may result in a tightening of monetary policy and could materially and adversely affect our business, financial condition and results of operations. Any increase in interest rates or reduction in liquidity could adversely impact our business.

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

Our long-term growth is also dependent upon the targets set by the GoI for renewable energy. Any change in the present government, a reduction in the targets set by the GoI for renewable energy or a failure to meet the GoI’s targeted installed capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long-term business objectives, targets and goals.

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

Our business and financial performance could be adversely affected by any change in laws or interpretation of existing, or the promulgation of, laws, rules and regulations applicable to us. There can be no assurance that the GoI will not implement new regulations and policies which will require us to obtain additional approvals and licenses from the government and other regulatory bodies or impose onerous requirements and conditions on our operations, which could result in increased compliance costs as well as divert significant management time and other resources.

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The GoI and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favorable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly wind, solar and hydro energy, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects. The GoI has accorded renewable energy “must-run” status, which means that any renewable power that is generated must always be accepted by the grid. However, certain state utilities may order the curtailment of renewable energy generation despite this status and there have been instances of such orders citing grid safety and stability issues being introduced in the past. This may occur as a result of the state electricity boards purchasing cheaper power from other sources or transmission congestion owing to a mismatch between generation and transmission capacities. There can be no assurance that the Government of India will continue to maintain the “must-run” status for renewable energy or that the state electricity boards will not make any orders to curtail the generation of renewable energy.

The GoI had also removed the upper ceiling on tariffs for solar power bids to facilitate greater participation. Further, pursuant to its priority sector lending scheme classification, the Reserve Bank of India increased the cap of bank loans to Rs. 300 million for borrowers being generators of solar, biomass, wind, micro- hydro power and for renewable energy based public utilities in order to increase liquidity in the renewable energy sector. In order to boost the Indian economy, the Government of India also proposed the production linked incentive scheme through which 14 critical sectors would benefit from incentives to enhance manufacturing capabilities and exports. These critical sectors include high-efficiency solar photovoltaic modules and advanced chemistry cell batteries, which may boost our business prospects. However, there is no assurance that the GoI or the state governments will give effect to such incentives in future which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

We benefit from a number of other government incentives, including; preferential charges on transmission, wheeling and banking facilities; generation-based incentives schemes for certain wind power assets; tax holidays; and availability of accelerated depreciation for wind and solar power assets. There is no assurance that the GoI and state governments will continue to provide incentives and allow favorable policies to be applicable to us, and these incentives may be available for limited period.

For instance, the Ministry of Power has currently waived inter-state transmission charges until June 30, 2025 subject to certain conditions. However, we may face a reduction in the incentives for wind and solar projects once such waiver is lifted. Changes to government policies curtailing renewable energy generation may adversely affect our business. If governmental authorities stop supporting, or reduce or eliminate their support for, the development of renewable energy projects, it may become more difficult to obtain financing, our economic return on certain projects may be reduced and its financing costs may increase. A delay or failure by governmental authorities to administer incentive programs in a timely and efficient manner could also adversely affect our ability to obtain financing for its projects. These may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

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

We are required to comply with various labor and industrial laws in India, which include the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labor (Regulation and Abolition) Act, 1970 and the Payment of Wages Act, 1936 in India. The GoI had approved the enactment of the Social Security Code 2020, the Occupational Safety, Health and Working Conditions Code 2020 and the Industrial Relations Code 2020. The three new codes have been enacted to abridge, rationalize and consolidate Indian central labor laws. The GoI has also approved implementing the Code on Wages, 2019 alongside the three new labor codes. The Code on Wages, 2019 proposes to subsume four existing laws—the Payment of Wages Act, 1936, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Equal Remuneration Act, 1976. The new codes, when implemented, will introduce several new changes, such as introducing a single registration and license for Indian companies, increasing threshold for applicability of certain laws for factories, increase in threshold for engaging contract workers, and government approval for retrenchment (termination) of workers. There is no assurance that our costs of complying with current and future labor laws and other regulations will not adversely affect our business, results of operations or financial condition. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines, and may lead us to stop operations which could have an adverse impact on our operations.

Global economic conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, financial condition, results of operations and prospects.

The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may adversely affect the market price of securities of companies located in other countries, including India. Adverse economic developments, such as rising fiscal or trade deficits, or a default on national debt, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices and events such as the COVID-19 pandemic and the war in Ukraine have impacted the macro-economic conditions. Further, worldwide financial instability could have an adverse impact on the Indian economy, including the adverse foreign exchange rates and higher interest rates. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition and results of operations.

Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business and results of operations.

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

India is not a party to any multilateral international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court, within the meaning of such section, in any country or territory outside India, which the GoI has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalty and does not apply to arbitration awards. Further, the execution of a foreign decree under Section 44A of the Civil Code is also subject to the exceptions under Section 13 of the Civil Code.

The United Kingdom has been declared by the GoI to be a reciprocating territory for the purposes of Section 44A. However, the United States has not been declared by the GoI to be a reciprocating territory for the purposes of Section 44A of the Civil Code. Accordingly, a judgment of a court in a country which is not a reciprocating territory may be enforced in India only by a new proceeding instituted in a court in India and not by proceedings in execution. Such a suit has to be filed in India within three years from the date of the judgment in the same manner as any other suit filed in India to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court would, if an action were brought in India. Further, it is unlikely that an Indian court would enforce foreign judgments if that court were of the view that the amount of damages awarded was excessive or inconsistent with Indian public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to the execution of such judgment and such amount may be subject to income tax in accordance with applicable laws.

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

As of March 31, 2023, India’s foreign exchange reserve was US$ 578.45 billion. A sharp decline in these reserves could result in reduced liquidity, increased hedging costs and higher interest rates in the Indian economy.

Reduced liquidity, increased hedging costs or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favorable terms or at all.

Changes in the taxation system in India could adversely affect our business.

Our operations, profitability and cash flows could be adversely affected by any unfavorable changes in central and state-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including income tax, goods and service tax, (“GST”) in India, or by any unfavorable interpretation taken by the relevant taxation authorities and/or courts and tribunals in India. Any amendments to Indian tax laws could adversely affect our operations, profitability and cash flows. For example, the GoI levied GST on renewable energy devices as well as on service of construction for solar power plant and wind operated electricity generators.

Under Indian tax laws, generally a domestic company is liable to corporate tax rate of 30% (plus applicable surcharge and cess). However, a lower corporate tax rate of 25% (plus applicable surcharge and cess) is applicable for domestic companies in the year ending March 31, 2024 whose annual turnover or gross receipts does not exceed Rs. 4 billion in the year ended March 31, 2022. Additionally, the Income Tax Act, 1961 provides for a minimum alternate tax, or “MAT,” of 15% (plus applicable surcharge and cess) on the book profits of the companies computed in the prescribed manner, if the normal corporate tax liability of the company is less than 15 % of such book profits.

The Indian tax laws also provide an option to the domestic companies to pay a reduced statutory corporate income tax of 22% plus applicable surcharge and cess (15% plus applicable surcharge and cess, for newly set up domestic manufacturing companies, subject to certain conditions), provided such companies do not claim certain specified deduction or exemptions. Further, where a company has opted to pay the reduced corporate tax rate of 15% or 22% plus applicable surcharge and cess, the MAT provisions would not be applicable. Thus, we and our subsidiaries operating in India may choose not to claim the specified deductions or exemptions and claim the lower corporate tax, in which case, the MAT provisions would not be applicable. Alternatively, we and our subsidiaries may choose to pay the higher of corporate tax, i.e., 30% or 25%, as the case may be, plus applicable surcharge and cess, after claiming the applicable deductions and exemptions or the MAT at the rate of 15% plus applicable surcharge and cess. Considering the impact of these provisions may vary from company to company and the option exercised, there is no certainty on the impact that these amendments may have on our business and operations or on the industry in which we operate.

Further, as per the Income Tax Act, 1961, a company incorporated outside India is to be treated as a resident in India if its place of effective management, or “POEM” is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are, in substance, made. If a company incorporated outside India is treated as a resident in India, global income of such company would be taxable in India at the rate of 40% (plus applicable surcharge and cess).

Separately, if a foreign company carries on any of its business activities in India through its employees or agent or any other personnel, such foreign company could be deemed to have taxable presence (Permanent Establishment or Business Connection) in India, in which case, income of the foreign company attributable to its India presence would be taxed on net basis in India at 40% (plus applicable surcharge and cess), subject to benefit, if any, under applicable double taxation avoidance agreements.

Capital gain arising on transfer of unlisted shares in an Indian company is taxable in the hands of foreign company at 10% (plus applicable surcharge and cess) if such shares have been held for a period of more than 24 months, otherwise at 40% (plus applicable surcharge and cess), subject to benefit, if any, under applicable agreements. Indexation of cost of acquisition may not allowed to such foreign shareholders. Any further upstreaming of funds by the foreign company to its shareholders by way of dividend in cash should not be subject to tax in India.

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

Dividends distributed by domestic companies are taxable in the hands of shareholders with effect from the year started April 1, 2020. Domestic companies are required to withhold tax at applicable rates. Until the year ended March 31, 2020, the domestic company distributing dividend was liable to pay dividend distribution tax at a rate of 15 % plus applicable surcharge and cess on grossed up amount and such dividend was exempt in the hands of the shareholders.

Indian resident shareholders exiting from a foreign company either by way of redemption or sale of shares would be liable to capital gains tax at 20% (plus applicable surcharge and cess) where the shares have been held for a period of more than 24 months, otherwise at the applicable tax rates.

Under the Income Tax Act of India, interest income paid by the Company to non-resident investors on long-term bonds (until June 30, 2023) are subject to tax at the rate of 5% (plus applicable surcharge and health and education cess), subject to satisfaction of prescribed conditions.

Where the above beneficial rates are not available, interest income will be taxed in the hands of non-resident investors at rates varying from 20-40% (plus applicable surcharge and cess), depending on the nature of debt. Non-resident investors may claim benefit of the applicable tax treaty, if any, in respect of such interest income.

India has signed and ratified the Multilateral Instrument, or “MLI,” which modifies the existing bilateral tax treaty, to implement tax treaty related measures to prevent base erosion and profit shifting or “BEPS.” As a result, MLI has entered into force for India on October 1, 2019 and its provisions have effect on India’s tax treaties, including tax rates specified therein, from the year ended March 31, 2021 onwards where the other country has also deposited its instrument of ratification with the Organization of Economic Co-operation and Development (“OECD”) and both countries have notified the relevant tax treaty as a Covered Tax Agreement.

The General Anti-Avoidance Rules (“GAAR”) under Indian tax law seeks to deny the tax benefit claimed in “impermissible avoidance arrangements.” An impermissible avoidance arrangement is defined under Indian tax laws as any arrangement, the main purpose of which is to obtain a tax benefit, subject to satisfaction of certain tests. If GAAR provisions are invoked, then the tax authorities have wide powers, including the denial of tax benefit or the denial of a benefit under a tax treaty. In the absence of sufficient judicial precedents interpreting GAAR provisions, the consequential effects on us cannot be determined yet and there can be no assurance that such effects would not adversely affect our business, future financial performance.

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

Certain existing shareholders can resell a number of our Class A Ordinary Shares constituting a substantial majority of our issued and outstanding Class A Ordinary Shares (assuming that all of our Warrants have been exercised) as well as a number of Warrants, and all of our Class C Ordinary Shares. Sales of a substantial number of Class A Ordinary Shares and/or Warrants in the public market by such security holders and/or by our other existing security holders, or the perception that those sales might occur, could depress the market price of our Class A Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants.

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

Holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders generally, while holders of Class C Ordinary Shares are not entitled to vote on such matters. Subject to the ReNew Global Articles, a Class C Ordinary Share may be automatically re-designated as one Class A Ordinary Share when transferred; however, a transferee may continue to hold Class C Ordinary Shares if the conditions of re-designation under the ReNew Global Articles are not met. The Class C Ordinary Shares are not listed and there is no public market for such shares. Consequently, you may not be able to sell any Class C Ordinary Shares you acquire at the prevailing market price of the Class A Ordinary Shares or at any other price or at the time that you would like to sell them.

We are dependent upon distributions or payments from our subsidiaries to pay taxes and cover our corporate and other overhead expenses.

We have no independent means of generating revenue, and we are dependent upon our subsidiaries for distributions or payments to pay taxes and corporate and overhead expenses to the extent that we need funds and a subsidiary is restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

We may issue additional securities without requiring shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares and Warrants.

We may issue additional securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or a Founder Investor Put Financing Issuance under the terms of the Registration Rights, Coordination and Put Option Agreement (for details, see the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B) without further shareholder approval, in a number of circumstances. Pursuant to a Founder Investor Put Financing Issuance, we may issue up to 13,554,680 additional Class A Ordinary Shares to finance the purchase of ReNew India Ordinary Shares held by the Founder Investors.

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

In case of any negative media coverage or if securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly.

The market for our Class A Ordinary Shares and Warrants will depend in part on the media coverage and the research/ reports that securities/ industry analysts publish about us or our business. In the event of negative media coverage or analysts who cover our Company downgrade their opinions about our Class A Ordinary Shares and Warrants, publish inaccurate or unfavorable research about us or our industry, or cease publishing about us or our industry regularly, demand for our Class A Ordinary Shares and Warrants could decrease, which might cause the market price of our Class A Ordinary Shares and Warrants, and trading volume to decline significantly.

We are incurring higher costs as a result of being a public company.

We are incurring additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. We incur higher costs associated with complying with the requirements of the U.S. federal securities laws and related rules implemented by the SEC and the Nasdaq, as well as similar legislation in applicable jurisdictions such as the U.K. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations have increased our legal and financial compliance costs since the Business Combination and render some activities more time-consuming and costlier, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, board committees or as executive officers. Furthermore, if we are unable to satisfy our listing and other obligations as a public company, we could be subject to delisting of our shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

In addition, as a “foreign private issuer” whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. For a summary of the significant differences between our corporate governance practices and those required of U.S. listed companies, see the section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

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

We are a public limited company incorporated under the laws of England and Wales. The U.K. Companies Act 2006 (“U.K. Companies Act”) provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with prior authorization granted by an ordinary resolution of our shareholders (being a resolution passed by a majority of the votes cast) or in the ReNew Global Articles. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. An exception applies in respect of the allotment of shares in pursuance of an employees' share scheme (as defined in the U.K. Companies Act).

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

Dividends are authorized and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including:

•
Cash available for distribution;
•
Our results of operations and anticipated future results of operations;
•
Our financial condition, especially in relation to the anticipated future capital needs of our properties;
•
The level of distributions paid by comparable companies;
•
Our operating expenses;
•
Other factors our Board of Directors deems relevant.

Additionally, our Board of Directors has authorized a $250 million share repurchase program, of which approximately $71 million of repurchase authority remained as of March 31, 2023. Our share repurchase program does not obligate us to acquire a specific number of shares during any period, and our decision to commence, discontinue or resume repurchases in any period will depend on the same factors that our Board of Directors may consider when declaring distributions, among others.

Any downward revision in the number of shares we purchase under our share repurchase program could have an adverse effect on the market price of our Class A Ordinary Shares and Warrants.

The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our ReNew Global Articles to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

A change in our tax residency could have an adverse effect our future profitability, and may trigger taxes on dividends or exit charges.

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

Under the Income Tax Act, 1961 (ITA), any dividend distribution by an Indian company to a shareholder who is not tax resident in India is subject to withholding of tax at 20% (plus applicable surcharge and cess). This rate can be reduced for such shareholders who are eligible for a reduced rate under the applicable DTAA.

If we satisfy certain conditions, we can benefit from the provisions of the DTAA between the U.K. and India, such as a reduced rate of 10 % for Indian withholding tax from dividend distributions received from ReNew India. The conditions that we must satisfy to benefit from the provisions of the DTAA include, but are not limited to, the Company being the beneficial owner of any such distributed dividend income, not having a permanent establishment in India, having a valid tax residency certificate issued by the U.K. authorities, meeting the test of substance in the U.K. and the existence of a commercial rationale for setting up the Company in U.K. as required by the anti-abuse provisions under the DTAA and General Anti-Avoidance Rules (“GAAR”) under the ITA.

Although we will seek to claim protection under the DTAA on dividends distributed to us from ReNew India, there is a risk that the applicability of the reduced rate of 10 % may be challenged by the Indian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding tax rate in practice and we may not get any credit for our withholding tax and thereby any additional withholding tax could reduce our after-tax profits.

Any downgrading of our bond ratings could adversely impact our business and results of operations.

We regularly access the Indian and international bonds and non-convertible debentures market, allowing us to raise funds from a range of institutional investors. From 2017 until March 2023, we raised over $3.5 billion through overseas dollar bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s. Any adverse revisions to these ratings by rating agencies may adversely affect the terms on which we are able to raise new funds and refinance existing borrowings. This could adversely affect our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

ReNew Energy Global Plc is a public limited company incorporated under the laws of England and Wales (company number 13220321) as a private limited company on February 23, 2021 and re-registered as a public limited company on May 12, 2021.

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 13.7 GWs of total capacity as of March 31, 2023, is one of the largest globally. We are one of the largest utility-scale renewable energy solutions providers in India. We operate wind, solar, and hydro energy projects in India and as of March 31, 2023 we had a total commissioned capacity of 7.98 GW and an additional 5.72 GW of committed capacity. In addition to being one of the largest independent power producers in India, we provide clean energy solutions and value-added energy offerings through digitalization, storage, and carbon market services that increasingly are integral to addressing climate change. We were founded in 2011 and are committed to driving change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a commissioned and committed capacity of 13.7 GW across nine states in India as of March 31, 2023.

Our total income has grown from Rs. 54,491 million in the year ended March 31, 2021 to Rs. 89,309 million in the year ended March 31, 2023.

See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B for a description of our capital expenditure and section titled “Liquidity and Capital Resources — Cash Flows Analysis — Indebtedness” under Item 5.B for a description of our indebtedness.

ReNew Global’s registered office is C/O Vistra (UK) Ltd, 3rd Floor 11-12 St James’s Square, London SW1Y 4LB, United Kingdom. The Company’s principal operational office in India is C/O ReNew Power, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India, Telephone: (+91) 124 489 6670. ReNew Global’s principal website address is https://renew.com/. We do not incorporate the information contained on, or accessible through, ReNew Global’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.
Business Overview

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 13.7 GWs on a gross basis as of March 31, 2023, is one of the largest globally. We are one of the largest utility-scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of March 31, 2023 we had a total commissioned capacity of 7.98 GW and an additional 5.72 GW of committed capacity. In addition to being one of the largest independent power producers in India, we provide end-to-end solutions in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. In the year ended March 31, 2023, we entered into a partnership with Norfund, the Norwegian Government’s Investment Fund for developing countries, and KLP, Norway’s largest pension company, to co-invest in ReNew’s transmission projects. Additionally, during the year ended March 31, 2023, we signed definitive documents to acquire shares in 3E, a SaaS solutions company offering asset performance management analytics for renewable energy assets.

Our projects are based on proven wind, solar and storage technologies, typically covered under long-term PPAs with creditworthy offtakers including central government agencies, state electricity utilities and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA (Abu Dhabi Investment Authority), JERA (a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power Co., Inc.), SACEF and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 4.0 times in the six years from March 31, 2017 to March 31, 2023. We are one of the largest independent power producers (in terms of total commissioned capacity) in the Indian renewable energy industry which has been achieved by delivering wind and solar energy projects, against the backdrop of Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 54,491 million in the year ended March 31, 2021 to Rs. 89,309 million in the year ended March 31, 2023.

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must-run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central offtakers in recently awarded projects. India had approximately 156 GW of total renewable installed generating capacity (comprising of wind, solar and large hydro assets) as of March 31, 2023 and it has announced a target of 500 GW of clean energy by 2030. In addition, under the National Green Hydrogen Mission, one of the key mission outcomes projected by 2030 entails development of green hydrogen production capacity of at least 5 Million Metric Tons (“MMT”) per annum and abatement of nearly 50 MMT of annual greenhouse gas emissions.

We are also a provider of intelligent energy solutions. We have an experienced in-house team focused on forecasting renewable energy demand and modelling energy distribution profiles. These solutions underpin grid infrastructure developed around renewable energy, minimize intra-day and seasonal demand variations and cost less than building new thermal power resources.

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

We believe that through our disciplined bidding approach and vast project execution expertise, we are well positioned to tap this potential and grow our capacity through a combination of (i) our committed projects of 5.72 GW; and (ii) uncontracted pipeline capacity, which will continue to be auctioned by central and state government agencies as part of the Government of India’s objective to achieve India’s renewable energy targets. Considering the importance of the corporate PPA market, ReNew has a separate department which exclusively looks at clean energy solutions for corporate customers. We pursue business with these customers through channel partners and also by responding to tenders.

Our competitive strengths

Market leadership in India’s high growth renewable energy sector

We are one of India’s largest utility-scale renewable energy solutions providers in terms of total commissioned capacity. Between April 2017 and March 2023, the central and state governments of India awarded a total of 81.6 GW of wind and solar power capacity, in terms of storage and firm power capacity. We have won 7.95 GW of the total capacity (excluding solar PV manufacturing linked capacity), which is equivalent to an approximate 10% market share, during the same period. Our total commissioned capacity has grown at a CAGR of 25.8% from 2.01 GW in March 2017 to 7.98 GW, including our 99 MW large hydro project in March 2023, and our market share has grown from 4.5% to 7.2% of the total renewable installed generating capacity (comprised of wind and solar assets). As per the Central Electricity Authority of India (“CEA”), the total renewable (wind, solar, and large hydro) installed capacity in India was approximately 89.05 GW and 156.26 GW as of March 31, 2017 and 2023, respectively, of which 44.48 GW and 46.85 GW were the installed large hydro capacity, as of each date, respectively.

Presence across value chain through extensive in-house end-to-end project execution capabilities

We have a proven track record of developing, operating and maintaining projects at high standards. Our Board closely monitors project performance and actively guides our senior management in addressing operational issues. Our key competitive advantage is having in-house, project execution capabilities with a focus on execution and operational excellence. We believe that our range of wind and solar capabilities across project selection, resource assessment, project funding, land acquisition, project execution and project O&M positions us well for bidding for larger projects. For example,

•
Access to reliable data: Our project development team has access to multiple sources of data, including data from 158 active met mast across 122 sites in nine states in India, performance data from our commissioned capacity, data from our OEM vendors, and other reliable public data from multiple agencies, which helps us efficiently bid for projects, navigate the development process of each project and also improve the reliability of our pipeline.

•
Land acquisition and site selection: We have acquired through ownership or leasehold rights over 43,200 acres of land (for utility scale solar and utility scale wind energy projects) as of March 31, 2023, and are able to navigate through the complex land acquisition process in India. We are also in the process of engaging with state governments to acquire approximately 40,000 acres of land across various states in India.
•
EPC capabilities: We are able to execute our solar projects in-house and have established our wind execution team and are doing wind execution inhouse now as well. As of March 31, 2023, of 2.90 GW of commissioned utility-scale organic solar capacity, approximately 2.62 GW was developed in-house through self-EPC. We have an in-house design team with access to cutting-edge technology and strong long-term relationships with our solar module suppliers. We employ large teams for wind and solar EPC, across project design and engineering, procurement and project execution.
•
Evacuation: We have a team dedicated for managing power evacuation generated at our projects. They manage connectivity, evacuation infrastructure and coordinate with central and state transmission companies.
•
Operation and maintenance: We have developed in-house O&M capabilities with a team of over 667 employees and manage almost 100% of our solar and approximately 2.1 GW of our wind energy projects in-house, which we believe provides us significant cost and operational benefits.

Building expertise in intelligent energy solutions and services

We believe that we are transforming renewable energy from real-time energy to dispatchable and controllable energy through digitization and use of storage solutions to support the economy-wide shift to a carbon-neutral electricity mix in India. Over the past three years, we have transitioned from a mainstream utility scale renewable energy company to an intelligent energy utility platform to solve digital integration of energy sources requirement.

Our ability to provide fixed power and on-demand schedulable peak power, enables us to solve for key issues that our offtakers face on scheduling and peak power, thereby giving us a competitive advantage.

We are working with global battery OEMs and system integrators to build a pipeline of utility-scale battery energy storage systems in India. The growth areas for this segment include battery pack assembly and building battery asset management capabilities. We actively look out for and partner with developers of renewable technology to remain competitive and enhance our capabilities. For example, we acquired in 2020 Regent Climate Connect Knowledge Solutions Private Limited, a digital analytics, software development, artificial intelligence and machine learning company specializing in power markets in India to enter the energy management services market. We have also entered into an agreement with Fluence for a 50:50 JV to bring market-leading energy storage technology and global experience to Indian customers by localizing and integrating Fluence’s energy storage products and packages in India. In October 2022, we signed definitive documents to acquire shares in 3E, a SaaS solutions company offering asset performance management analytics for renewable energy assets.

While our business is not directly exposed to seasonality on the demand side, weather conditions can have a significant effect on our power generation and construction activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. The generation profile of these projects therefore does not always correlate with power demand. ReNew is therefore aiming to provide more balanced renewable power supply. We are among the few renewables producers with wind, solar and hydro assets and have won two intelligent energy solution projects, Peak Power (322 MW wind and 81 MW solar), Round-The-Clock (901 MW wind and 400 MW solar) as of March 31, 2023. Our competitive differentiators are our ability to handle multiple renewables technologies, forecast generation profiles to minimize deviations from demand and sell excess power economically to the market, notwithstanding fluctuation generation profiles.

Project portfolio diversification across resources, geography, offtakers and vendors

Our portfolio is well diversified between wind and solar energy projects across eight states in India. We also enjoy a diversified base of offtakers and vendors. This diversification mitigates the operational volatility due to seasonal weather conditions, reduces concentration risk and places us at an advantage in bidding and winning bids for projects. Our offtakers include central government agencies and public utilities including state electricity utilities, and private industrial and commercial consumers. We focus particularly on the credit profile of our offtakers. As of March 31, 2023, approximately 46% of our offtakers (in terms of total capacity) included central agencies such as Solar Energy Corporation of India Ltd., or “SECI”, National Thermal Power Corporation Limited, or “NTPC” and PTC India Limited, or “PTC”. In addition, approximately 14% of our total offtaker base comprised of corporate and industrial customers. We also work with a broad range of OEM suppliers for sourcing wind and solar equipment. We continue to build in-house O&M capabilities for wind energy projects, thereby reducing our dependence on third parties and managing our costs.

Predictive analytics and centralized monitoring

We closely monitor the performance of our wind and solar energy projects through our central and state monitoring centers, namely ReNew Diagnostics Center and ReNew Command and Control Centers. Our dedicated team equipped with digital tools continuously tracks real-time data on energy generation at each site, promptly identifying any anomalies for immediate resolution. Moreover, our team analyzes each project for potential issues, enabling us to enhance operational efficiency, monitor asset health, and optimize OEM maintenance processes. To support these efforts, our comprehensive ReD (ReNew Digital) Analytics Lab brings together cross-functional teams to develop advanced analytics solutions.

Strong and stable financial position with access to diverse sources of funding

We benefit from a strong financial position which we leverage prudently to support our growth. We have raised a mix of equity and debt to finance our projects. Our equity investors include a diversified pool of well-known international private equity, sovereign wealth and pension funds as well as renewables and infrastructure focused investors. We also have access to a range of project finance and debt instruments from multiple Indian and international investors. Our broad base of long-standing, equity investors include CPP Investments, ADIA, JERA, SACEF and public markets shareholders. Since our incorporation in 2011, our equity investors have invested a total of $2.1 billion in the Group in various tranches, helping us retain an efficient capital structure with no mezzanine capital instruments. We have long-standing relationships with our project finance, corporate debt lenders and other capital providers including public and private commercial banks, non-banking financial companies, institutional investors, mutual funds and pension funds as well as specialized infrastructure lenders.

We routinely refinance our projects once they are operational. We have benefited from refinancing as it gives us the opportunity to create additional liquidity through top-up as well as release of existing cash, enhanced accrual of internal cash flows due to bullet repayment structures in bonds and easier restricted payment conditions. The additional liquidity can be utilized for various distributions, including to fund additional capital expenditure and optimize capital structure across the broader portfolio. We have had access to the on-shore bonds and non-convertible debentures market, allowing us to raise funds from institutional investors. We also deploy innovative structures to raise finance for our projects. From 2017 to March 2023, we have raised over $3.5 billion through overseas dollar green bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s.

Recurring and long-term cash flows supported by stable and long-term offtaker contracts

Our projects benefit from long-term PPAs, thereby enhancing the offtake security and long-term visibility of our cash flows. The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commercial operation date of the project. The term of our PPAs with commercial and industrial customers, that constitute approximately 14% of our portfolio, ranges from 8 to 25 years. These PPAs provide for fixed tariff rates with limited escalation provisions, thus providing stream of visible, predictable and long-term cash flows.

Experienced professional management team.

We are led by a professional and extensively experienced management team, which has a deep understanding of managing renewable energy projects and a proven track record of performance. We draw on the knowledge of our Board, which brings us expertise in the areas of corporate governance, business strategy, and operational and financial capabilities, among others. Our shareholders and investors also have extensive experience of investing in the renewable energy industry, which we believe is key to a number of our growth strategies, including our measured approach to project selection, our expansion into solar energy projects and our development of internal capabilities across several operational areas.

Capital discipline

We target levered project equity IRRs of 16-20%. We are also focusing on raising capital through asset churn and minority stake sales, which have helped improve our returns to significantly more than 20% and also have reduced our capital deployed to 5-10% of project cost (compared to 25% if we were to hold 100% equity in the project). The capital released from such stake sales may be deployed in greenfield bids and new growth opportunities. Minority stake sales in SPVs through farm-downs and divestment of non-core assets can help in raising funding and in deploying larger amounts of capital in higher potential businesses. In April 2022, we finalized a partnership with Mitsui & Co., Ltd., a leading global general trading and investment firm to invest in the RTC renewable energy project being developed by us, with Mitsui taking a 49% stake in the project. In May 2023, we entered into a partnership with PETRONAS’ clean energy subsidiary Gentari, where Gentari will purchase a 49% equity stake in our 403 MW Peak Power project. Under the partnership, we will invest approximately Rs. 3,130 million (approximately $ 38 million) for our 51% stake in the project and through our affiliates, will provide EPC, O&M, and project management services for the project.

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

Our prudent bidding approach and financial discipline is aimed at achieving pre-determined internal rate of returns from our projects. We have won over 1.25 GW, 1.90 GW and 1.20 GW of new bids in the years ended March 31, 2020, 2021 and 2022, respectively. In the year ended March 31, 2023, we did not participate in a large number of bids as it would have resulted in lower IRRs than our target. We have also enhanced our capacity in innovative, market defining bids such as round-the-clock and peak power along with regular wind and solar energy projects. We have a systematic bid evaluation framework based on various parameters to optimize for execution capacity and cash flows. In order to maintain this growth rate and to achieve our internal rate of returns, we intend to continue deploying a prudent approach which is backed by thorough diligence and data analysis. We also intend to add to our pipeline of projects. We believe that we are well positioned to enhance our committed capacity at attractive internal rate of returns and be competitive in our bids.

Deepening value chain presence in wind and solar energy projects

We plan to deepen our presence across the core renewable value chain, including the manufacturing of solar cells, wind turbine generator assembly, EPC and O&M. We manage solar EPC and O&M in-house and are building our capabilities for wind O&M and EPC to improve margins and execution efficiency. We intend to continue to build our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs. We are currently developing a 1.1 GW Solar Cell and 3.3 GW Module Manufacturing facilities, that will be located in the state of Rajasthan and Gujarat. The plant is expected to be vertically integrated in terms of processes and infrastructure for the manufacturing of solar components. The manufacturing plants are expected to be commissioned in phases over the years ended March 31, 2024 and March 31, 2025.

Focus on innovation in hybrid and storage capabilities and invest in future decarbonising solutions

We are investing in our capabilities in new energy storage solutions and associated technologies to provide stability of our wind and solar energy projects and increase our competitiveness and profitability. Our approach to integrate storage solutions aligns well with our broader strategy of incorporating reliable technologies into our projects and Government of India’s innovative tenders for wind, solar and energy storage. We intend to invest in future energy solutions which is a focus of the Government of India. Our strategy is to leverage our renewable capabilities and develop products, and establish partnerships across the supply chain to sell it to our end-consumers.

Continue to drive cost reductions and yield improvements through digitization to improve efficiency

We seek to further enhance our project execution efforts in order to control our costs and optimize the output of our projects. At the project execution stage, we intend to focus on reducing our dependence on external EPC providers for our wind energy projects and continue to build these capabilities internally. Similarly, we intend to continue developing in-house O&M capabilities at the operational stage to improve project efficiency. We intend to implement new technologies, including new turbine and solar module technologies, which are capable of higher generation levels. We are incorporating robotic cleaning, auxiliary power consumption, forecast and scheduling and e-surveillance of our plants, as well as utilizing drones and new maintenance technologies as part of enhanced project monitoring and O&M efforts. Our in-house team of technical designers intend to continue refining and enhancing our solar plant design and execution capabilities, and we intend to work with leading wind OEMs to deploy new turbine technologies.

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

With respect to governance, we have an ESG committee at the Board level, guiding and advising management and other personnel on the Company’s ESG strategy and targets and how progress towards these targets is monitored. This ESG committee is supported by a steering committee at the management level, chaired by the Chief Sustainability Officer. The steering committee provides strategic direction to our sustainability-related initiatives while providing input to business teams and functions on improving our ESG performance. We have integrated ESG risks in our Enterprise Risk Management system, and are a signatory to Terra Carta and the United Nations Global Compact’s Ten Principles.

As a business at the forefront of India’s clean energy transition, we look to improve our environmental performance through initiatives such as deploying robotic cleaning in our solar sites to conserve water and tracking and reducing our greenhouse gas emissions and carbon footprint (as a signatory to the Business Ambition for 1.5°C Commitment to become net-zero by 2040). We are a founding member of the First Movers Coalition of the World Economic Forum.

We have an extensive CSR footprint across India impacting over one million lives and working towards the betterment of communities in the vicinity of our operating sites. This has been possible through focused interventions around energy access, digital literacy, women empowerment, and water conservation among others. For employee welfare, we have instituted various measures to create a diverse and inclusive workforce and build a safety-oriented culture. We are also a signatory to the UN Women Empowerment Principles, to enhance gender parity in the organization, and are aiming towards ensuring human rights considerations are met across our value chain.

Our Projects

We are strategically focused on developing a pan-India portfolio of utility-scale wind energy projects, utility-scale solar energy projects, corporate wind energy projects, corporate solar energy projects and utility-scale firm power projects. These projects generate power and feed that power into the grid, supplying a utility or offtaker with energy. Most of the operational projects have a PPA with a utility or offtaker, guaranteeing a market for its energy for a fixed period of time. For open access projects, the units of power generated are directly connected to the grid.

As of March 31, 2023, our portfolio consisted of 13.7 GW of wind and solar energy projects, hydro power project and firm power projects, of which 7.98 GW projects are commissioned and 5.72 GW are committed. “Commissioned projects” are projects for which a commissioning certificate has been issued and which have already started commercial operations and/or supply power to offtakers. “Committed projects” are projects for which a PPA has been signed for project development

The following table provides a breakdown of our portfolio of our utility-scale wind energy projects, utility scale solar energy projects, corporate wind energy projects, corporate solar energy projects, hydro power project and utility-scale firm power projects by commission status (commissioned and committed) as of March 31, 2023.

Particulars	Commissioned Capacity	Committed Capacity
Utility-scale wind energy projects	3,680 MW	300 MW
Utility-scale solar energy projects	3,296 MW	2175 MW
Corporate wind energy projects	218 MW	576 MW
Corporate solar energy projects	469 MW	606 MW
Utility-scale firm power projects	-	1,704 MW
Other projects	318 MW	358 MW
Total	7,981 MW	5,719 MW

The following table represents amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years/periods indicated:

As of and for the year ended March 31,	2021		2022		2023
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity(1) (GW)	3.59	2.01	3.78	3.69	3.97	3.91
Weighted average operational capacity(2) (GW)	3.32	2.16	3.66	2.78	3.88	3.72
Plant load factor (%)	23.6%	22.8%	26.4%	23.3%	26.5%	24.9%
Electricity generated(3) (KWh millions)	6,854	4,320	8,469	5,677	9,002	8,112
Revenue from contract with customers(4) (Rs. millions)	29,411	18,737	33,861	24,060	36,009	32,105

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
(4)
Revenue from the sale of power constitutes 99%, 99% and 90% of our revenue for the years ended March 31, 2021, 2022 and 2023.

Utility-Scale Wind Energy Projects

The following tables provide a breakdown of our utility-scale wind energy projects by commission status (commissioned and committed) and by offtaker as of March 31, 2023.

Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1	Jasdan	Gujarat	25.2	Mar-12	APPC(8)+REC(9), 3rd Party	For 23.1MW-APPC(8) Rate escalating in line with State APPC tariff; For 2.1MW- Rs. 3.25/unit	GUVNL (23.1), Third Party(10) (2.1)	25 years for 23.1 MWs & 10 years (5) for 2.1 MW
2	Vinjalpur	Gujarat	12.0	Sep-15	State PPA(4)	4.15	GUVNL	25
3	Sadla	Gujarat	38.0	Mar-17	State PPA	3.86	GUVNL	25
4	Sadla	Gujarat	10.0	May-17	State PPA	3.86	GUVNL	25
5	Patan	Gujarat	50.0	Mar-17	State PPA	4.19	GUVNL	25
6	GUVNL	Gujarat	35.0	Oct-19	State PPA	2.45	GUVNL	25
7	Ellutala	Andhra Pradesh	119.7	Nov-16	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
8	Veerabhadra	Andhra Pradesh	100.8	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
9	KCT Gamesa 40 Molagavalli	Andhra Pradesh	40.0	Feb-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
10	KCTGE 39.1 Molagavalli	Andhra Pradesh	39.1	Aug-16	State PPA	4.83+Tax Passthrough(5)	APSPDCL	25
11	KCT Gamesa 24 Kalyandurg	Andhra Pradesh	24.0	Aug-15	State PPA	4.83+Tax Passthrough(5)	APSPDCL	25
12	Molagavalli	Andhra Pradesh	46.0	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
13	Ostro - Nimbagallu	Andhra Pradesh	100.0	Sep-16	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
14	Ostro - Ralla Andhra	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
15	Ostro - Ralla AP	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
16	Borampalli	Andhra Pradesh	50.4	Mar-18	State PPA	4.84+Tax Passthrough(5)	APSPDCL	25
17	Vaspet-I	Maharashtra	25.5	Nov-12	State PPA	5.73	MSEDCL	13
18	Vaspet-I	Maharashtra	19.5	Jan-14	State PPA	5.73	MSEDCL	13
19	Jamb	Maharashtra	28.0	May-13	State PPA	5.81	MSEDCL	13
20	Jath	Maharashtra	34.5	Nov-12	State PPA	5.75	MSEDCL	13
21	Jath	Maharashtra	50.2	Jun-13	State PPA	5.75	MSEDCL	13
22	Vaspet-II & III	Maharashtra	49.5	Jun-13	State PPA	5.81	MSEDCL	13
23	Welturi-I	Maharashtra	50.4	Sep-13	State PPA	5.81	MSEDCL	13
24	Budh-I	Maharashtra	30.0	Feb-14	State PPA	5.81	MSEDCL	13
25	Welturi-II	Maharashtra	23.1	Mar-14	State PPA	5.81	MSEDCL	13
26	Vaspet-IV	Maharashtra	49.5	Nov-14	State PPA	5.79	MSEDCL	13
27	MSEDCL Bid	Maharashtra	76.0	Dec-19	State PPA	2.85	MSEDCL	25
28	Bakhrani	Rajasthan	14.4	Mar-13	State PPA	5.39(6)	JVVNL	25
29	Dangri	Rajasthan	30.0	Oct-14	State PPA	5.78(7)	AVVNL	25
30	Pratapgarh	Rajasthan	46.5	Mar-15	State PPA	6.08(7)	JVVNL, AVVNL	25
31	Pratapgarh	Rajasthan	4.5	Jul-15	State PPA	6.08(7)	JVVNL, AVVNL	25
31	Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
33	Bhesada	Rajasthan	100.8	Dec-15	State PPA	5.88(7)	JdVVNL	25
34	Ostro - Tejuva	Rajasthan	50.4	Jul-15	State PPA	5.88(7)	JdVVNL	25
35	Ostro - Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
36	SREI	Rajasthan	60.0	May-12	State PPA	4.74(6)	JVVNL, AVVNL	20-25
37	Batkurki	Karnataka	60.0	Jan-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
38	Bableshwar	Karnataka	50.0	Mar-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
39	Ostro - Sattegiri	Karnataka	60.0	Mar-17	State PPA	4.50+Tax Passthrough(5)	HESCOM	25
40	Ostro - Taralkatti	Karnataka	100.0	Feb-18	State PPA	4.50+Tax Passthrough(5)	GESCOM	25
40	Bableshwar 2	Karnataka	40.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	BESCOM	25
41	Bapuram	Karnataka	50.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	GESCOM	25
42	Nirlooti	Karnataka	60.0	Mar-18	State PPA	3.74+Tax Passthrough(5)	GESCOM	25
43	Kushtagi - 1	Karnataka	71.4	Mar-18	State PPA	3.72+Tax Passthrough(5)	HESCOM, GESCOM	25
44	Nipaniya	Madhya Pradesh	40.0	Feb-16	State PPA	5.92	MPPMCL	25
45	Mandsaur	Madhya Pradesh	28.8	Oct-15	State PPA	5.69	MPPMCL	25
46	Mandsaur	Madhya Pradesh	7.2	Mar-17	State PPA	5.69	MPPMCL	25
47	Kod and Limbwas	Madhya Pradesh	90.3	Mar-16	State PPA	5.92	MPPMCL	25

48	Amba-1	Madhya Pradesh	44.0	Mar-17	State PPA	4.78	MPPMCL	25
49	Amba-2	Madhya Pradesh	8.0	Mar-17	State PPA	4.78	MPPMCL	25
50	Limbwas 2	Madhya Pradesh	18.0	Oct-16	State PPA	4.78	MPPMCL	25
51	Lahori	Madhya Pradesh	26.0	Mar-17	State PPA	4.78	MPPMCL	25
52	Ostro - Lahori	Madhya Pradesh	92.0	Mar-16	State PPA	5.92	MPPMCL	25
53	Ostro - Amba	Madhya Pradesh	66.0	Mar-16	State PPA	5.92	MPPMCL	25
54	Ostro - AVP Dewas	Madhya Pradesh	27.3	Mar-17	State PPA	4.78	MPPMCL	25
55	Ostro - Badoni Dewas	Madhya Pradesh	29.4	Mar-17	State PPA	4.78	MPPMCL	25
56	Ostro - Kutch (SECI 1)	Gujarat	250.0	Oct-18	Center PPA(3)	3.46	PTC	25
57	SECI II	Gujarat	230.1	Oct-19	Center PPA	2.64	SECI	25
58	SECI 6	Karnataka	199.5	Dec-21	Center PPA	2.82	SECI	25
59	SECI 7	Gujarat	50.6	Feb-22	Center PPA	2.81	SECI	25
60	SECI 3	Gujarat	300.0	Dec-20	Center PPA	2.44	SECI	25
			3,680.2

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
See the section titled “Offtakers — Tariff” under Item 4.B.
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
(9)
See the section titled “Offtakers — Tariff” under Item 4.B for more details.
(10)
Third party refers to private commercial and industrial customers.

Committed projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(4)
1	SECI XI	Karnataka	300.0	In the second half of the year ending March 31, 2025	Center PPA(3)	2.69	SECI	25	PPA Signed
			300

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPAs refer to PPAs entered into with SECI.
(4)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(5)
State PPA refers to the PPAs entered into with distribution companies of various states.

Utility-Scale Solar Energy Projects

The following tables provide a breakdown of our utility-scale solar energy projects by commission status (commissioned and committed) and offtaker as of March 31, 2023.

Commissioned projects

		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1		Charanka	Gujarat	40.0	Mar-17	Center PPA(3)	4.43	SECI	25
2		Bhadla	Rajasthan	50.0	Apr-19	Center PPA	2.49	SECI	25
3		Mahbubnagar 2	Telangana	100.0	Nov-17	Center PPA	4.66	NTPC	25
4		Pavagada	Karnataka	50.0	Dec-17	Center PPA	4.8	NTPC	25
5		Ostro - Rajasthan	Rajasthan	60.0	Nov-17	Center PPA	5.07	NTPC	25
6		VS- Lexicon	Rajasthan	10.0	Feb-13	Center PPA	8.69	NTPC	25
7		VS- Symphony	Rajasthan	10.0	Feb-13	Center PPA	8.48	NTPC	25
8		Sheopur	Madhya Pradesh	50.0	Jun-15	State PPA(4)	6.97	MPPMCL	25
9		MPSolar II	Madhya Pradesh	51.0	Oct-17	State PPA	5.46	MPPMCL	25
10		Adoni	AndhraPradesh	39.0	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
11		Cumbum	AndhraPradesh	21.0	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
12		Mehbubnagar -1	Telangana	100.0	May-16	State PPA	6.73	TSSPDCL	25
13		Sadashivpet	Telangana	24.0	Jun-16	State PPA	6.8	TSSPDCL	25
14		Dichipally	Telangana	143.0	Jun-17	State PPA	5.59	TSNPDCL	25
15		Mandamarri	Telangana	48.0	Feb-17	State PPA	5.59	TSNPDCL	25
16		Minpur	Telangana	65.0	Jun-17	State PPA	5.59	TSSPDCL	25
17		Mulkanoor	Telangana	30.0	Mar-17	State PPA	5.59	TSNPDCL	25
18		Ostro - Wanaparthy	Telangana	50.0	Sep-17	State PPA	5.59	TSSPDCL	25
19		Acquisition - Telangana	Telangana	260.0	Jun-17	State PPA	5.65	TSNPDCL, TSSPDCL	25
20		Alland	Karnataka	20.0	Mar-17	State PPA	4.86	BESCOM	25
21		Bhalki	Karnataka	20.0	Mar-17	State PPA	4.85	BESCOM	25
22		Chincholi	Karnataka	20.0	Apr-17	State PPA	4.84	BESCOM	25
23		Siruguppa	Karnataka	20.0	Mar-17	State PPA	4.76	HESCOM	25
24		Humnabad	Karnataka	20.0	Mar-17	State PPA	4.86	HESCOM	25
25		Devdurga	Karnataka	20.0	Sep-17	State PPA	4.76	MESCOM	25
26		Honnali	Karnataka	20.0	Nov-17	State PPA	5.05	BESCOM	25
27		Turuvekere	Karnataka	20.0	Nov-17	State PPA	4.84	BESCOM	25
28		Yadgir	Karnataka	20.0	Oct-17	State PPA	4.85	BESCOM	25
29		Kar 140bid(2)	Karnataka	140.0	Oct-19	State PPA	3.22	MESCOM, BESCOM, GESCOM, CESC	25
30		VS-Star Solar	Rajasthan	5.0	Jul-15	State PPA	6.45	RREC	25
31		VS-Sun Gold	Rajasthan	5.0	Jul-15	State PPA	6.45	RREC	25
32		Mah Ph I	Rajasthan	250.0	Oct-19	State PPA	2.72	MSEDCL	25
33		Mah PhII	Rajasthan	300.0	Nov-21	State PPA	2.75	MSEDCL	25
34		TN 100	Tamil Nadu	100.0	Sep-19	State PPA	3.47	TANGEDCO	25
35		GUVNL	Gujarat	105.0	Apr-21	State PPA	2.68	GUVNL	25
36		SECI III	Rajasthan	300.0	Aug-21	Center PPA	2.55	SECI	25
37		SECI Raj	Rajasthan	110.0	Feb-21	Center PPA	2.49	SECI	25
38		SECI IV	Rajasthan	300.0	Dec-21	Center PPA	2.54	SECI	25
39		SECI VI	Rajasthan	300.0	Dec-21	Center PPA	2.71	SECI	25
	Total			3,296.0

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI and NTPC.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(5)
1		SECI Raj IV	Rajasthan	975.0	In the second half of the year ending March 31, 2025	Center PPA(3)	2.18	SECI	25	PPA Signed
2		PSPCL	Rajasthan	100.0	In the second half of the year ending March 31, 2025	State PPA(4)	2.33	PSPCL	25	PPA Signed
3		MSEDCL 6	Rajasthan	200.0	In the second half of the year ending March 31, 2025	State PPA	2.43	MSEDCL	25	PPA Signed
4		SECI VIII	Rajasthan	200.0	PPA Awaited	Center PPA	2.51	SECI	25	LOA Received
5		SECI IX	Rajasthan	700.0	In the second half of the year ending March 31, 2025	Center PPA	2.37	SECI	25	PPA Signed
	Total			2,175

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.
(5)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.

Utility-Scale Firm Power Projects

Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)	PPA or LOA)
1		PP-I(5)	Karnataka	322.0	In the fourth quarter of the year ending March 31, 2024	Center PPA(3)	Off Peak(4) - 2.88 Peak(4) - 6.85	SECI	Wind	25	PPA Signed
2		PP-I(5)	Karnataka	81.0	In the fourth quarter of the year ending March 31, 2024	Center PPA		SECI	Solar	25	PPA Signed
3		RTC-I(5)	Karnataka	601.0	In the fourth quarter of the year ending March 31, 2024	Center PPA	Rs. 2.90/unit for 1st year with escalation of 3% until 15th year,	SECI	Wind	25	PPA Signed
4		RTC-I(5)	Maharashtra	300.0	In the fourth quarter of the year ending March 31, 2024	Center PPA	from 16th to 25th year 15th year tariff will apply	SECI	Wind	25	PPA Signed
5		RTC-I(5)	Rajasthan	400.0	In the fourth quarter of the year ending March 31, 2024	Center PPA		SECI	Solar	25	PPA Signed
	Total			1,704.0

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
Assured peak power supply for six hours split across two slots during the day (two hour morning slot, four hour evening slot).
(5)
Hybrid Projects.

Corporate Projects

The following tables provide a breakdown of our corporate solar and wind energy projects by commission status (commissioned and committed) as of March 31, 2023

Corporate Wind Energy Commissioned Projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1		Tadas	Karnataka	34.4	Feb-13	Group Captive(4)	7.47 + escalation linked to DISCOM tariff(5)	Third Party	10
2		Tadas	Karnataka	16.0	Apr-13	Group Captive	7.47 + escalation linked to DISCOM tariff(5)	Third Party	10
3		Jogihalli	Karnataka	4.8	Dec-16	Group Captive	6.48 + escalation linked to DISCOM tariff(5)	Third Party	10
4		Jogihalli	Karnataka	7.2	Jun-17	Group Captive	6.48 + escalation linked to DISCOM tariff(5)	Third Party	10
5		Ron	Karnataka	40.0	Aug-16	Group Captive	6.07 + escalation linked to DISCOM tariff(5)	Third Party	10
6		Chikodi	Karnataka	18.0	Jun-13	Group Captive	6.27 + escalation linked to DISCOM tariff(5)	Third Party	10
7		Lingasugur	Karnataka	40.0	Dec-15	Group Captive	5.66 + escalation linked to DISCOM tariff(5)	Third Party	10
8		Other Corporate Projects(6)	Gujarat	57.2	May-22	Third Party(3)	3.43 – 3.95	Multiple	25
	Total			217.6

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
Group captive refers to the arrangement in which a developer sets up a power project for the collective use of multiple industrial or commercial offtakers who have more than 26% of equity in the project and the offtakers has committed to contract at least 51% of the power generated at the power plant.
(5)
HT tariff refers to high tension tariff, which is the tariff charged by the DISCOMs for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year to year.
(6)
Hybrid Projects.

Corporate Wind Energy Committed Projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(3)
1		Other Corporate Projects(4)	Multiple	575.5	Between the second half of the year ending March 31, 2024 and the second half of the year ending March 31, 2025	Third Party	2.80 – 3.83	Third Party	—	PPA/Contract Signed
	Total			575.5

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(4)
Hybrid Projects.

Corporate Solar Energy Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1	Ittigi	Karnataka	50.0	Jan-17	Third Party	6.00 + escalation linked to HT Tariff or predefined escalation(4)	Third Party	10
2	Raichur	Karnataka	50.0	May-17	Third Party	5.45 + escalation linked to HT Tariff or predefined escalation or no escalation(4)	Third Party	10
3	Wadgare	Karnataka	20.0	Dec-17	Third Party	4.95 + escalation linked to HT Tariff or predefined escalation or no escalation(4)	Third Party	10
4	Nirna	Karnataka	20.0	Mar-18	Third Party	5.34 + escalation linked to HT Tariff or predefined escalation or no escalation(4)	Third Party	10
5	Ladha	Karnataka	20.0	Mar-18	Third Party	4.82 + escalation linked to HT Tariff or predefined escalation or no escalation(4)	Third Party	10
6	Other Corporate Projects(5)	Multiple	308.7	Apr-22	Third Party	2.81 – 3.95	Third Party	10
	Total		468.7

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
HT tariff refers to high tension tariff, which is the tariff charged by the DISCOMs for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year to year.
(5)
Hybrid Projects.

Corporate Solar Energy Committed projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA(3)
1		Corporate Projects(4)	Multiple	606.4	Between the second half of the year ending March 31, 2024 and the second half of the year ending March 31, 2025	Third Party	2.80 – 3.83	Third Party	—	PPA/Contract Signed
	Total			606.4

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
LOA refers to written confirmation that a tenderer has been successful and will be awarded a contract.
(4)
Hybrid Projects.

Other Projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD”(1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1	Other Commissioned Projects	Multiple	318.3	July, 2022(3)	Merchant	IEX	Merchant	—
2	Other Committed Projects	Multiple	358.3	-	State PPA, Merchant	INR 3.40 – 6.49, IEX	Multiple	—
	Total		676.6

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Weighted average of all the project CODs with weights based on capacity.
(4)
Includes inorganic projects.

Offtakers

We define offtakers as parties with whom we have signed a PPA or from whom we have received an LOA. We define customers as parties to whom we supply power from our commissioned projects under our PPAs with them and are eligible to receive tariffs from them.

We sell electricity to central and state government agencies, public utilities, private industrial and commercial offtakers (that includes consumers under the group captive scheme in India). Under the group captive scheme, a group of offtakers collectively own 26% equity interest in the power plant and have collectively committed to purchase at least 51% of the power generated at the power plant.

Of our total offtaker base as of March 31, 2023, government agencies and public utilities constituted approximately 86% and private industrial and commercial offtakers constituted approximately 14%. For the year ended March 31, 2023, one customer, which is a state distribution company accounted for more than 10% of our revenue. See the section titled “Business Overview — Power purchase agreements” under Item 4.B below for more details on the terms of our PPAs with our offtakers, including these customers.

The following table sets forth our offtaker profile by location as a percentage of our total capacity as of March 31, 2023.

Total Capacity (commissioned and committed)%
Central Agency (SECI/PTC/NTPC)	45.54%
State
Andhra Pradesh(1)	5.67%
Gujarat(2)	1.99%
Karnataka(3)	5.92%
Maharashtra(4)	8.66%
Madhya Pradesh(5)	4.22%
Rajasthan(6)	3.41%
Telangana(7)	5.26%
Tamil Nadu(8)	0.73%
Third Party(9)	13.65%
Others(10)	4.94%
Total	100%

Notes:

(1)
Andhra Pradesh includes APSPDCL.
(2)
Gujarat includes GUVNL.
(3)
Karnataka includes BESCOM, MESCOM, HESCOM, GESCOM and CESC.
(4)
Maharashtra includes MSEDCL.
(5)
Madhya Pradesh includes MPPMCL.
(6)
Rajasthan includes JDVVNL, JVVNL, AVVNL, RREC. PSPCL and RVPN.
(7)
Telengana includes TSSPDCL and TSNPDCL.
(8)
Tamil Nadu includes TANGEDCO.

(9)
Third Party refers to private commercial and industrial customers.
(10)
Includes 99 MW hydro project and inorganic projects.

Power purchase agreements

We sign long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. The long-term PPAs for our projects enhance the offtake security and long-term visibility of our revenues. As of March 31, 2023, our PPAs for our utility-scale projects had an average term of more than 24 years.

For our utility-scale wind and solar energy projects and our utility-scale firm power projects, our PPAs with central government and DISCOMs typically have a term of 25 years. As of March 31, 2023, approximately 97% of our PPAs (in terms of capacity) with central government agencies and DISCOMs had a term of 20 years and more, while the remaining PPAs had an average term of 13 years. Similarly, our PPAs with private commercial and industrial users have a term ranging from eight to 25 years.

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

Tariff

Tariff rates for our PPAs for utility-scale wind energy projects, utility-scale solar energy projects and our utility-scale firm power projects are determined through bidding regime, feed-in tariffs mechanism, or are bilaterally agreed with third-party offtakers. The majority of our PPAs provide for fixed tariff rates. Under a few PPAs, the tariff is subject to escalation provisions.

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

Bid assessment

We utilize a multi-pronged process to effectively track all bid policies and bid updates in the public domain. Once a tender is identified, the relevant information about the bid is discussed with our finance, regulatory and technical teams. Before we submit the bid, it is approved by the investment committee and the Board. Our bid approval process begins with the proposal being prepared by our business development team. The proposal would typically list the key assumptions that we take into account for projections which are based on historical performance. The proposal is reviewed by our finance, execution and O&M teams. In addition, the bid proposal will then be reviewed by our investment team which is led by the CFO. Once the assumptions have been vetted, a 11-member senior management committee further reviews the proposal. The bid proposal is then approved by our Board as the final stage.

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

Renewable energy certificates, or “RECs”

Renewable energy developers, such as us, also have the option to sell the power to state utilities at preferential tariff as set by the state regulator or at the average power purchase cost, or “APPC,” and sell the green component separately in the form of RECs. The CERC in India has issued terms and conditions for recognition and issuance of RECs. In the REC mechanism, the electricity and the green component are accounted for separately. The project developer can sell the power to an off-taker or to a third-party/captive consumer at a mutually negotiated price, while selling the REC component separately in the market. RECs are available for entities to procure based on APPC which is the weighted average cost of procurement of a distribution utility from all sources except short-term power and renewable power. One REC is issued to renewable energy generators for every MWh of electricity fed to the grid and metered at the bus-bar of the generator for projects set up under the REC scheme, and the two products, one being the attributes embodied in the REC and the other being the electricity itself, may be sold or traded separately. REC trading occurs on a monthly basis, while the pricing range for RECs is regulated through a floor and a ceiling price set by the Indian regulator from time to time. When a REC is purchased, the owner is considered to have purchased renewable energy. Distribution utilities and customers can therefore fulfill their renewable energy purchase obligations by purchasing RECs. As per the REC Regulations, RECs are valid for a period of 1,095 days after issuance.

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

Suppliers for utility-scale wind energy projects

Operating equipment for utility-scale wind energy projects primarily consists of turbines, inverters, transformers. Costs for turbine typically represent majority of our utility-scale wind energy project investment costs. Our turbine supply strategy is largely based on developing strong relationships and establishing framework agreements with leading turbine suppliers. The following table sets forth our OEM suppliers for wind turbines based on contracted capacity as of March 31, 2023:

Wind Energy Projects - Contracted Capacity(1)	(%)(2)
Siemens Gamesa Renewable Power Private Limited	38.6%
Suzlon Energy Limited	19.0%
Envision Energy International Limited, Hongkong	12.7%
Vestas Wind Technology India Pvt. Ltd	8.0%
GE India Industrial Pvt. Ltd	6.8%
Inox Wind Limited	5.1%
ReGen Powertech Private Limited	4.9%
Wind World (India) Limited	3.2%
Senvion Wind Technology Pvt Ltd.	1.2%
Kenersys India Private Limited	0.6%
Total	100%

Notes:

(1)
Contracted capacity includes all of the capacity for which a contract has been entered into regardless of the project status. It includes utility-scale wind energy projects and utility-scale firm power projects (wind).
(2)
Based on 5,004 MW of contracted capacity of utility-scale wind energy projects and utility-scale firm power projects (wind) for which suppliers have been engaged as of March 31, 2023.

Suppliers for utility-scale solar energy projects

Operating equipment for solar energy projects primarily consists of solar module panels, inverters, cables, solar mounting structures, trackers, transformers and evacuation systems. We purchase major components such as solar module panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost of equipment purchased, reliability, warranty coverage, ease of installation and other ancillary costs. The following table sets forth our OEM suppliers for solar panels based on contracted capacity as of March 31, 2023:

Utility-Scale Solar Energy Projects	(%)(1)
Longi Solar Technology Co. Ltd.	23.1%
JA Solar International Limited(2)	19.0%
ZNShine PV-Tech Co. Ltd.	7.3%
Jinko Solar Co., Ltd	7.1%
Hareon International Co., Limited	6.9%
Canadian Solar International Limited	6.6%
Talesun Solar	5.5%
Hanwha Q Cells (QIDONG) Co. Ltd.	3.4%
Trina Solar Energy Development Pte Ltd.	3.0%
Risen Energy Co. Ltd.	2.9%
Jinergy Solar	2.9%
First Solar FE Holdings Pte. Ltd.	2.9%
Vikram Solar Limited	2.6%
BYD Company Limited	2.1%
GCL System Integration Technology Co Ltd.	1.9%
Renesola Singapore Pte Ltd.	1.4%
RenewSys	1.1%
Yingli Solar	0.1%
Total	100%

Notes:

(1)
Based on 4,382 MWp of capacity of utility-scale solar energy projects for which suppliers have been engaged as of March 31, 2023.

Project Value Chain

There are several key activities that occur sequentially or concurrently before and throughout a project development cycle. The following chart provides a snapshot of our project development cycle.

Evaluate
Develop
Build
Operate
1 Wide geographic presence, augmenting data acquisition capabilities
2 Accurate and fast cost estimation
3 Track, assess and identify projects to bid
1 In-house land administration and management
2 Local, state and central government approvals
3 Secure financing – Debt, Equity and internal cashflows
4 Secure power evacuation
1 Multi-Contracting approach
2 Design Capabilities
3 Self EPC capabilities in Solar and Wind
1 Leverage, Scale and cluster effects
2 Predictive analytics and centralized monitoring
3 Optimal leverage through refinancing
4 Established self O&M capabilities
5 Strong relationships with O&M service providers
Competitive advantage across value chain
Scale, Scope and Experience

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

We generally enter into conveyance deeds with landowners to secure the necessary title to build on the site, including meteorological masts, roads, electric lines and substations, turbines or solar plant and O&M and other associated facilities. Ownership of each project site (apart from government revenue land or forest land under Indian law wherein we enter into long-term leases) allows us to facilitate our efforts to ensure wind energy project optimization to maximize power generation. Further, we obtain necessary approvals such as, conversion certificates from the relevant government departments using land for non-agricultural purposes, forest clearances and environmental approvals, as applicable. Occasionally, such as in case of solar parks, the developer is solely responsible for land acquisition and various approvals. See also the section titled “Business Overview — Financing” under Item 4.B for more details.

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

Equipment procurement

We have a rigorous quality assurance and vendor empanelment process, with a limited number of approved module suppliers, and in-line supervision and third-party testing of modules. We have master contractual arrangements with our top suppliers. For further details, see the section titled “Business Overview — Equipment Suppliers” under Item 4.B above.

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

Solar

O&M services for our solar energy projects is typically provided in-house. Almost all of our utility-scale solar projects are self-operated and we provide continuous O&M services of plant preventive maintenance, round the clock security services, maintenance of switchyard and transmission line, supply of spares and consumables, plant monitoring and logging, insurance and warranty claims, module cleaning, vegetation control, seasonal tilt, photovoltaic module thermography, IV testing of photovoltaic modules, electroluminescence mass testing on a case to case basis, plant availability warranty and forecasting and scheduling.

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

The average life expectancy of a solar energy project is up to 25 years.

Competition

We face competition in the development and acquisition of new projects as well as in the process to secure PPAs with high quality offtakers.

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

Environmental, Health and Safety Management

We are committed to the environment and safe work practices to prevent occupational health and safety risks. To effectively manage these goals through the lifecycle of our projects, we are implementing an Environmental and Social Management System or, “ESMS” at both the corporate and site level. ESMS reflects our view on environmental, health, safety and social responsibilities, and serves as the framework through which we carry out our comprehensive and organization-wide environmental and social commitments, and assess our environmental and social performance against established international guidelines. We have a health and safety manual for all our projects.

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

We are committed to environmentally friendly energy generation, and all of our facilities comply with pollution, emission and noise norms applicable to us in India. We are certified under the occupational health and safety assessment series (OHSAS 18001:2007) for Safety and Occupational health, ISO 14001:2015 for environment management systems and ISO 9001:2015 for Quality Management at the organization level among other things, project management and design. In addition to being audited regularly by internal and third-party auditors, we engage with third parties to prepare environmental and social impact assessments for all of the projects that are under development.

Employees

As of March 31, 2021, 2022 and 2023, we had 1,215, 1,675 and 2,481 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March 31
	2021	2022	2023
Function:
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	350	467	477
Business development (includes business development and bidding teams)	37	54	134
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	—	—	170
Design and engineering (includes design, technical and power evacuation teams)	191	298	193
Procurement and commercial	27	46	52
Module and Cell Manufacturing	—	—	160
Project execution	224	304	537
O&M (includes project asset management and performance monitoring teams)	341	441	667
Quality health safety and environment	45	65	91
Total	1,215	1,675	2,481

None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any material work stoppages or labor disruptions in the past and we consider our relations with our employees to be amicable.

Technology and R&D

We utilize state-of-the-art technology and digital tools to efficiently operate and manage our projects.

For wind energy projects, we collaborate with OEMs to acquire proprietary supervisory control and data acquisition (SCADA) systems compatible with our turbine programmable logic controllers. This allows us to monitor the projects both at the site level through cloud-based monitoring platforms and at the project level using industrial-grade hardware and software solutions. Similarly, for solar energy projects, we rely on OEM-provided data compatible with standard communication protocols compatible with popular cloud monitoring platform for centralized monitoring.

To foster innovation, our ReD Lab (ReNew Digital Lab) brings together diverse teams to develop AI, ML, and advanced analytics solutions enabling us to leverage insights and optimize our operations.

We have built good working relationships with top tier global battery system integrators and have a dedicated team working on ramping up capability development in BESS and energy management services to build a pipeline of utility-scale battery energy storage system in India. The growth areas for this segment include localization of the battery container and building battery asset management capabilities.

Furthermore, we have developed in-house transmission capabilities, to construct dedicated transmission lines for upcoming RE projects, to optimize costs. Our transmission business is executing 3 ISTS projects under TBCB mode in Southern India. We also prioritize evaluating new energy storage solutions and associated technologies to further improve operational efficiencies.

In line with our growth strategy, we acquired Regent Climate Connect Knowledge Solutions Private Ltd (currently Climate Connect Digital), a company specializing in digital analytics, software development, artificial intelligence, and machine learning in the carbon and energy markets. This strategic acquisition strengthens our internal digital capabilities and provides access to new markets and customers, including the sustainability and energy management services sector.

Information Technology

Information technology has emerged as a key business enabler for us and plays an important role in improving our overall productivity, customer service and risk management. Our IT strategy is aimed at integrating our business, organizational capability, customer service, risk management and corporate governance. We have stable, secure, and robust IT infrastructure and applications supporting our business and strategic initiatives. Our business-critical applications are hosted on multi-cloud partners who are certified to international and industry specific compliance standards. We have enterprise resource planning systems for financial management and several business applications for our financing business. We continue to implement automation initiatives on the top of our core applications to streamline our credit approval, collections, administration, and monitoring processes to efficiently meet our business process requirements.

We have advanced cybersecurity tools and processes in place in order to mitigate any threats to our business and operations.

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

Facilities

See the section titled “Property, Plants and Equipment” under Item 4.D.

Environmental, Social and Governance

We have always put sustainability at the core of our business. We constantly focus on ESG governance, integrating sustainability across business, building a culture focused on sustainability, sustainability reporting and ESG ratings. Our ESG leadership is evidenced through our ESG risk rating by Sustainalytics which placed us at the 10th position globally in the renewable energy sector. We were ranked 10th globally with a low-risk score of 11.6 indicating low risk. For ReNew’s debut in Carbon Disclosure Project (“CDP”) scores, ReNew received a score of “B” under the category of Climate Change, higher than the Asia regional average of “C,” and higher than the renewable power generation sector average of “B-.” We received a CDP score of “A-” for our Supplier Engagement Rating (“SER”) for 2022, which puts ReNew in the “Leadership band”. ReNew's SER is higher than the Asia regional average of “C,” and higher than the renewable power generation sector average of “B-.” We received a score of 81.22 from Refinitiv, which places ReNew in the second place globally in the Electric Utilities & IPPs category.

We have an ESG Committee at board level with all constituent members being independent directors. This Committee is further supported by the Steering Committee which comprises top leadership who provide strategic direction to our sustainability initiatives. We have a strong sustainability and ESG team led by its Chief Sustainability Officer.

Over the years, we have focused on integrating sustainability across our operations through initiatives such as deploying robotic cleaning for solar units, tracking GHG emissions, diversity and inclusion, community development and building a safety-oriented culture. These initiatives come on back of the robust systems aligned with the implementation of global best practices through Integrated Management System certified through Bureau Veritas. We have also received a 5-star rating from European Foundation for Quality Management (EFQM) for business excellence systems, the first company in the energy sector globally to get this rating. We have put in place measures to monitor and improve the satisfaction, happiness, and wellbeing of our employees. We have adopted the Safety Culture Improvement Program to create a safe working environment and have set clear targets for continual improvement of safety performance.

We have undertaken multiple initiatives to address United Nations Sustainable Development Goals (SDG). On the environment front, we, as a leading renewable energy company, are well-positioned to reduce global emissions and help other businesses and governments reduce their carbon footprint, thereby actively driving the outcomes of SDG 13 (Climate Action). Recognizing the importance of managing the existing water resources for our operations and the communities around our sites, we are committed to SDG 6 (Clean Water and Sanitation). We are actively pursuing robotic cleaning at solar sites and are working with the communities on water conservation activities.

We stand for equality in all forms. Led by the Diversity and Inclusion Committee, initiatives such as the ‘Power of W’ and ‘Recruit HER’ have the principles of SDG 5 (Gender Equality) at its core. From a community standpoint, we have constantly endeavored to develop communities. Through Lighting Lives, we ensure access to education through electrification of schools and drive quality of education through modern, technology-assisted learning opportunities, thereby advancing the outcomes of both SDG 7 (Affordable and Clean Energy) and SDG 4 (Quality Education). ReNew for Climate Initiative advances SDG 1 (No Poverty) and SDG 5 (Gender Equality) by empowering women through entrepreneurship and livelihood opportunities.

Under SDG 17 (Partnership for Goals), we collaborate with institutions such as COP27, World Economic Forum (WEF), and United Nations Environment Program (UNEP) and actively participate in policy advocacy conversations on climate change and energy security. In India, we engage with organizations such as Indian Women Network and UNGC to further the diversity and inclusion agenda. We have built a strong culture to support innovation in the areas of environment, energy storage and climate change, evidenced by our long‑term strategic research and development partnerships with the Indian Institute of Technology (IIT), New Delhi, Mumbai, and Stanford University.

We have committed to significant global voluntary initiatives. We are a signatory to the United Nations Global Compact’s (UNGC) Business Ambition for 1.5°C Commitment to drive our commitment. We have developed and submitted emissions reduction targets of Net Zero by 2040 aligned with the Science-Based Targets initiative (SBTi) criteria. We are also a signatory to Terra Carta, an initiative by the Prince of Wales to involve the private sector in creating a sustainable future, the United Nations Women Empowerment Principles (WEP) as our effort to create an inclusive workplace and UNGC’s Ten Principles.

The following table sets out our key ESG milestones:

Environment	Social	Governance
•
With a score of 81.22/100 by Refinitiv ReNew has been ranked 2nd globally in the Electric Utilities & IPP category
•
Rated “B” higher than the Asia regional average of C, and higher than the renewable power generation sector average of B- by CDP. Rated “A-” Engagement Rating (SER) for 2022
•
Disclosed our scope 3 emissions for the first time in the Sustainability Report and Annual Report
•
Conserved over 318,000 kiloliters of water annually by deploying robotic cleaning of solar panels
•
GHG Reduction targets submitted to SBTi for validation
• Our social responsibility programs have impacted over 1 million people across 10 states and covering over 500 villages in India
•
Released 2nd Sustainability report aligned with GRI, SASB, TCFD and UNGC
•
With the rating for 2021-22: 11.6 (Low risk) ranked 7 among energy companies globally. Included in the list of 2023 Top-Rated ESG Companies List by Morningstar Sustainalytics
•
ReNew has a board level ESG Committee

Corporate Social Responsibility

We are committed to promoting inclusive growth and empowering communities through education and the provision of employment opportunities. To this end, we have implemented the ReNew India Initiative. The ReNew India Initiative is focused on three broad areas of community development: human, social and environmental capital. Our flagship programs under the ReNew India Initiative includes the following:

•
Lighting Lives: an initiative focusing on last mile electrification of schools with less than three hours of electricity through solar energy, thereby changing the education delivery and creating a force of young green ambassadors through clean energy advocacy
•
Women for Climate: A socio-economic empowerment program focusing on building climate resilience amongst rural and urban women by supporting green jobs and climate entrepreneurship.
•
ReNew Young Climate Leadership Curriculum: An advocacy curriculum for schools students to drive climate action and induce behavioural change for more sustainable lifestyles.
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

In recognition of our various corporate social responsibility efforts, we were awarded the Golden Peacock Award for CSR in the year 2022.

Government Regulations

Due to the industry and geographic diversity of our projects, our operations are subject to a variety of rules and regulations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures. Set forth below is a brief summary of some of the principal legislations governing our business.

Industry specific legislation

Electricity Act, 2003

The Electricity Act, 2003, as amended (“Electricity Act”) is the central legislation which covers, among others, generation, transmission, distribution, trading and use of electricity. It governs the establishment, operation and maintenance of any electricity generating company and prescribes technical standards in relation to the connectivity of generating companies with the grid. As per provisions of the Electricity Act, generating companies are required to establish, operate and maintain generating stations, sub-stations and dedicated transmission lines. Further, the generating companies may supply electricity to any licensee or even directly to consumers, subject to obtaining open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and any other open access charges, as may be determined by the concerned electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

In accordance with Section 7 of the Electricity Act, a generating company may establish, operate and maintain a generating station without obtaining a license under the Electricity Act if it complies with the technical standards relating to connectivity with the grid prescribed under clause (b) of Section 73 of the Electricity Act.

Under the Electricity Act, the State Electricity Regulatory Commissions, (“SERCs”) are required to promote co-generation and generation of electricity from renewable sources of energy and sale of electricity to any person from sources other than the incumbent distribution licensee under the provisions of open access. The Electricity Act further requires the SERCs to specify, for the purchase of electricity from renewable sources, as a percentage of the total consumption of electricity within the area of a distribution licensee, which has been implemented in the form of renewable purchase obligations, (“RPOs”).

Additionally, the Electricity Rules, 2005, as amended (“Electricity Rules”) also prescribe a regulatory framework for developing captive generating plants. Pursuant to the Electricity Rules, a power plant shall qualify as a captive power plant only if not less than 26% of ownership is held by captive users and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, is consumed for captive use. In case of a generating station owned by a company formed as a special purpose vehicle, the electricity required to be consumed by captive users is to be determined with reference to such unit or units identified for captive use and not with reference to the generating station as a whole, and equity shares to be held by the captive users must not be less than 26% of the proportionate equity interest of the company related to the generating unit or units identified as the captive generating plant.

The Ministry of Power introduced the Electricity Act (Amendment) Bill, 2020 (“2020 Amendment Bill”) to amend the Electricity Act to promote the generation of electricity from renewable sources of energy. The Ministry of Power also introduced Electricity (Rights to Consumers) Rules, 2020, as amended (“2020 Electricity Rules”) to empower consumers of electricity and confer rights upon the consumers to be entitled to reliable services and quality electricity. The 2020 Electricity Rules introduced, inter alia, installation of smart or pre-payment meter. Further, the Rules intend to ensure the availability of 24x7 power to all the consumers with some exceptions for lower hours that the relevant State Electricity Regulatory Commission may specify for certain categories of consumers and introduces robust grievance redressal mechanism to be introduced by the distribution licensees.

The Ministry of Power introduced the Electricity (Amendment) Bill, 2022 (“2022 Amendment Bill”) which seeks to, among others, facilitate (i) development of the hydro sector in the country; and (ii) the use of distribution networks by all licensees under provisions of non-discriminatory open access with the objective of enabling competition, enhancing efficiency of distribution licensees for improving services to consumers and ensuring sustainability of the power sector. The 2022 Amendment Bill added that RPO should not be below a minimum percentage of the total consumption of electricity in the area of a distribution licensee, prescribed by the central government. Failure to meet RPO requirements will be punishable with a penalty ranging between Rs. 0.25 and Rs. 0.35 per kilowatt-hour for the shortfall in the first year of default and between Rs. 0.35 and Rs. 0.50 per kilowatt-hour for the shortfall continuing after the first year of default. The Ministry of Power has also issued the Electricity (Amendment) Rules, 2022 to determine that the surcharge imposed by the state commission shall not exceed 20% of average cost of supply, timely recovery of power purchase costs by distribution licensee, resource adequacy, energy storage system, and implementation of a uniform renewable energy tariff for central pool.

Tariff Determination

Under the Electricity Act, the appropriate commission is empowered to determine the tariff for the supply of electricity by a generating company to a distribution licensee. The appropriate electricity regulatory commission is guided by certain principles while determining the tariff applicable to power generating companies which include, among other things, principles and methodologies specified by the CERC for tariff determination, safeguarding consumer interest and other multiyear tariff principles laid down by the implementation of the National Electricity Policy (“NEP”) the Tariff Policy and the National Tariff Policy of India, 2016 (“NTP 2016”); and, tariff may also be determined through the transparent process of bidding in accordance with the guidelines issued by the Government of India.

National Tariff Policy, 2016

The Government of India notified the Tariff Policy on January 6, 2006 (“Tariff Policy 2006”) under Section 3 of the Electricity Act, to ensure availability of electricity to consumers at reasonable and competitive rates, financial viability of the sector and to attract investment, promote transparency, consistency and predictability in regulatory approaches across jurisdictions and minimize perceptions of regulatory risks and promote competition and to guide CERC and the SERCs in discharging their functions. The Tariff Policy 2006 has now been replaced with the NTP 2016.

In exercise of the powers conferred under Section 3 of the Electricity Act, 2003, the Government of India has issued the revised tariff policy to be applicable from January 28, 2016. The objectives of NTP 2016, among others, include:

(i)
ensuring financial viability of the power sector and attract investments;
(ii)
ensuring availability of electricity to consumers at reasonable and competitive rates;
(iii)
promoting generation of electricity from renewable sources; and
(iv)
promoting hydroelectric power generation.

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

Further, to encourage faster capacity addition based on solar and wind energy sources, the Ministry of Power on November 23, 2021 waived the inter-state transmission charges for solar, wind, hydro pumped storage plant (“PSP”) and battery energy storage system projects (“BESS”) commissioned up to June 30, 2025. Such waiver shall be applicable for a period of 25 years for solar, wind and hydro PSP, or for a period of 12 years for BESS, or for a period subsequently notified for future projects by the GoI, from the date of commissioning of the power plant. The waiver shall be allowed for inter-state transmission charges only, and not losses. Such power plants shall be required to meet the following criteria, among others: (a) solar and wind energy generation consumed or sold through competitive bidding, power exchange, or through bilateral agreement; (b) electricity from solar and/or wind sources used by PSP and BESS subject to at least 51% of electricity requirement for pumping of water in PSP and charging of battery in BESS is met by use of electricity generated from wind and/or solar power plants.; (c) electricity generated/supplied from such PSP and BESS power plants as mentioned above in (b); (d) for trading of electricity generated/supplied from solar, wind and sources mentioned in (a) to (c) above in green term ahead market and green day ahead market up to June 30, 2025; (e) for green hydrogen plants commissioned up to June 30, 2025 i.e. hydrogen generated using the electricity produced from solar and wind energy and sources mentioned in (a) to (c) above. This waiver shall be applicable for a period of 8 years from the date of commissioning of such hydrogen plant.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Wind and Solar Power

The Ministry of Power has issued guidelines on August 3, 2017 and December 8, 2017, as amended, for procurement of solar and wind power, respectively, through tariff based competitive bidding process (“Competitive Bidding Guidelines”). The Competitive Bidding Guidelines aim to enable the distribution licensees to procure solar and wind power at competitive rates in a cost-effective manner. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees, or the authorized representatives(s), or an intermediary procurer from grid-connected Solar PV Power Projects or grid-connected Wind Power Projects having capacity of 5 MW and above or 5 MW and above for intra-state projects 50 MW and above for inter-state projects, respectively. The Competitive Bidding Guidelines were further supplemented when the Ministry of Power issued guidelines on August 26, 2022 with the aim of promoting cheaper renewable energy sources replacing costlier thermal power and to promote RPO of distribution licensees.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Wind Solar Hybrid Projects

The Ministry of New and Renewable Energy has issued guidelines on October 14, 2020 (“Competitive Bidding Guidelines”), as amended, for ensuring availability of renewable energy to DISCOMs at competitive rates. The objective for the Competitive Bidding Guidelines is to provide a framework for procurement of electricity from interstate transmission system grid connected wind-solar hybrid power projects through a transparent process of bidding. These Competitive Bidding Guidelines have been issued under the provisions of Section 63 of the Electricity Act, 2003. The individual minimum capacity of projects allowed is 50 MW at one site and a single bidder cannot bid for less than 50 MW. Further, the rated power capacity of one resource (wind or solar) shall be at least 33% of the total contracted capacity. The SECI will be the nodal agency for implementation of these Competitive Bidding Guidelines. The bidders may obtain fiscal and financial incentives available for such projects as per prevailing conditions and rules, and the same may be disclosed by the SECI in the request for selection document.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Round-The Clock Power from Grid Connected Renewable Energy Power Projects, complemented with Power from any other source or storage.

The Ministry of Power has issued guidelines on July 22, 2020 as amended on November 3, 2020, February 5, 2021, February 3, 2022 and August 26, 2022 to enable procurement of round-the-clock power by distribution companies from grid- connected renewable energy power projects, complemented with power from any source or storage, through tariff based competitive bidding process, and to facilitate addition to renewable energy capacity and fulfillment of renewable power obligation requirements of distribution companies. Pursuant to these guidelines, the renewable energy component generated under this program is eligible for renewable purchase obligation compliance. Further, the amendment dated February 5, 2021 has made it mandatory to include force majeure clauses in the PPAs as per the industry standards. The amendment dated August 26, 2022 provided, among other things, that: (i) the provisions for change in law shall be construed in accordance with the Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 notified by the Ministry of Power on October 22, 2021; and (ii) in case of project components being located at multiple locations, if one of such components (wind or solar PV) is ready for injection of power into the grid but the remaining component is unable to be commissioned, then the generator will be allowed for commissioning of such component which is ready outside the ambit of PPA, with first right of refusal for such power vested with the end procurer. Subsequent to refusal of such power by the end procurer, the right of refusal shall vest with the intermediary procurer. In case the procurer/intermediary procurer decides to buy such discrete component(s) power outside the PPA, such power shall be purchased at 50% of the PPA Tariff/weighted average levelized tariff for the applicable contract year.

Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020

CERC notified the Central Electricity Regulatory Commission (Terms and Conditions of Tariff Determination from Renewable Energy Sources) Regulations, 2020, or the “Tariff Regulations 2020,” on June 23, 2020. These regulations came into force from July 1, 2020 and shall remain effective until March 31, 2023, unless reviewed earlier or extended by CERC. Under the Tariff Regulations 2020, CERC has specified certain parameters for determination of tariff for new sources of renewable energy such as floating solar project, renewable hybrid energy project and renewable energy project with storage in addition to those covered in past tariff regulations. In case of renewable energy projects for which generic tariff has to be determined as per these regulations, it will be done through a tariff order at least one month before the commencement of the year for each year of the control period, which is from July 2020 to March 2023. The other tariff, which is project specific, shall be determined by the CERC on a case to case basis for, among others, solar PV power projects, floating solar projects, solar thermal power projects, wind power projects, renewable hybrid energy projects and renewable energy with storage projects.

National Electricity Policy, 2005

The Indian Government notified the National Electricity Policy, as amended (“NEP”) on February 12, 2005, under Section 3 of the Electricity Act. The key objectives of the NEP, amongst other things are, stipulating guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders, keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources and energy security issues.

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

The Government of India has released draft of National Electricity Policy, 2021 and sought comments from the stakeholders. Once implemented, the draft National Electricity Policy aims at achieving the following objectives, among others: (a) promotion of clean and sustainable generation of electricity; (b) development of adequate and efficient transmission systems; (c) revitalization of DISCOMs; (d) development of efficient markets for electricity; (e) supply of reliable and quality power in line with specified standards in an efficient manner; (f) move towards light-touch regulation; and (g) promotion of manufacturing goods and services in India in the generation, transmission and distribution segments of the power sector under the Make in India initiative and Atmanirbhar Bharat Abhiyan (self-reliance scheme).

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2010 (“Grid Code”)

The CERC in these regulations, as amended from time to time, has laid down the rules, guidelines, and standards to be followed for planning, developing, maintaining and operating the power systems, in the most secure, reliable, economic and efficient manner. These regulations have been amended to require the wind and solar power generators to forecast and schedule their power generation on a day ahead basis. Further, the Grid Code provides a “must-run” status to all solar and wind power plants and exempts such power plants from “merit order dispatch” principles. The schedule by wind and solar generators which are regional entities may be revised by giving advance notice to the relevant regional load dispatch centre.

Guidelines for Development of Onshore Wind Power Projects, 2016 (“MNRE Guidelines”)

The Ministry of New and Renewable Energy (“MNR”) initially issued guidelines for orderly growth of the wind power sector, which were subsequently revised from time to time. These guidelines aim to facilitate the development of wind power projects in an efficient and cost-effective manner.

Revised Guidelines for Wind Power Projects (“Wind Power Guidelines”)

To ensure quality of wind farm projects and equipment, MNRE introduced the Wind Power Guidelines which were revised and addressed to the erstwhile State Electricity Boards, state nodal agencies and financial institutions such as Indian Renewable Energy Development Agency Limited (“IREDA”). The Wind Power Guidelines provide for, inter alia, proper planning, selection of quality equipment and implementation, performance and monitoring of wind power projects.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, the Electricity Act and the Tariff Policy require the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. RPOs are required to be met by obligated entities (distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by renewable energy power producers such as the Group, or by purchasing renewable energy certificates (“RECs”). In the event of default by an obligated entity in any fiscal year, the SERC may direct the obligated entity to pay a penalty or to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of RECs.

Generation Based Incentive Scheme (“GBI Scheme”)

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

Ujwal Discom Assurance Yojana (“UDAY”)

UDAY is a scheme formulated by the Ministry of Power, Government of India, pursuant to an Office Memorandum dated November 20, 2015. It provides for the financial turnaround and revival of Power Distribution companies, (“DISCOMs”). The scheme is applicable only to state-owned DISCOMs including combined generation, transmission, and distribution undertakings.

The various state governments, their respective DISCOMs and the Government of India have entered into agreements which stipulate responsibilities of the entities towards achieving the operational and financial milestones under the scheme. One of the features of this scheme is that the States have agreed to take over 75% of the debt of the DISCOMs as of September 30, 2015 over a period of two years–50% of the DISCOM debt in 2015-16 and 25% in 2016-17 as per the mechanism provided for in the scheme.

National Solar Mission (“NSM”)

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

Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008 (“CERC Open Access Regulations”)

The CERC Open Access Regulations, as amended from time to time, for inter-state transmission provide for a framework which not only facilitates traditional bilateral transactions (negotiated directly or through electricity traders), but also caters to collective transactions discovered in a power exchange through anonymous, simultaneous competitive bidding by sellers and buyers. Applicable to short term open access transactions up to one month at a time, the emphasis of the CERC Open Access Regulations is on scheduling rather than reservation to ensure that the request of an open access customer is included in the dispatch schedules released by RLDCs. Further, certain types of transmission services by payment of transmission charges (to be levied in Rupees per MWh) shall be available to open access customers based on the type of transactions, i.e., bilateral or collective. In addition to transmission charges, certain operating charges shall also be levied. The CERC Open Access Regulations enable entities connected to inter-state transmission as well as intra-state transmission and distribution systems to purchase power from a source other than the incumbent distribution licensee situated outside the relevant State. The CERC Open Access Regulations were last amended in December 2019, establishing procedures for scheduling of transactions in the real-time market.

Central Electricity Regulatory Commission (Grant of Connectivity, Long-term Access and Medium-term Open Access in inter-State Transmission and related matters) Regulations, 2009 (“CERC Connectivity & Access Regulations”)

The CERC Connectivity & Access Regulations, as amended from time to time, provide a framework for granting connectivity, medium and long-term access to the inter-state transmission system (“ISTS”) Any power generating station, including a captive generating plant or a bulk consumer, is authorized to seek connectivity, medium and long-term access to the ISTS in accordance with the provisions made under these Regulations. CERC Connectivity & Access Regulations identifies Central Transmission Utility (“CTU”) as the nodal agency for grant of connectivity. With respect to medium and long-term access to ISTS, CTU is mandated to frame procedures concurrent to the CERC Connectivity & Access Regulations covering all the aspects as envisaged in the CERC Connectivity & Access Regulations in detail. For grant of connectivity, wind and solar based projects are treated differently by CERC Connectivity & Access Regulations, as a separate set of procedures is framed for wind and solar projects safeguarding the interests of renewable energy projects and the transmission system owner.

Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020 (“CERC Transmission Charges Regulations 2020”)

The CERC Transmission Charges Regulations 2020, as amended on February 7, 2023, provides a framework for sharing of charges among the entities for using the ISTS network. As per the CERC Transmission Charges Regulations 2020, transmission charges and losses for the use of ISTS are not applicable for solar power-based projects whose useful life has been commissioned during the period from July 1, 2011 to June 30, 2023 and for wind power-based projects whose useful life has been commissioned during the period from July 1, 2017 to June 30, 2023. The CERC Transmission Charges Regulations 2020 has come into force from November 1, 2020 and has superseded the CERC Transmission Charges Regulations 2010. The CERC Transmission Charges Regulations 2020 accorded ISTS transmission charges waiver to wind, solar and hydro projects as follows :

•
REGS or RHGS based on wind or solar sources or hydro PSP ESS which have declared commercial operation up to June 30, 2025 shall be considered for waiver of transmission charges. for a period of 25 years from date of COD;
•
Battery ESS charged with REGS or RHGS based on wind or solar sources which have declared commercial operation up to June 30, 2025 shall be considered for waiver of transmission charges for a period of 12 years from date of COD;
•
Hydro generating station where: (a) PPAs are signed on or after December 1, 2022 but on or before June 30, 2025; and (b) construction work is awarded on or before June 30, 2025 shall be considered for waiver of transmission charges under the CERC Transmission Charges Regulations 2020, for a period of 18 years from the date of COD of the hydro generating station post June 30, 2025; and
•
ISTS charges shall be levied in a staggered manner with annual increments of 25% post June 30, 2025.

Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2022 (“F&S Regulations”)

The CERC in these regulations, as amended from time to time, has laid down rules guidelines and standards for maintaining grid discipline and grid security as envisaged under the Grid Code through the commercial mechanism for Deviation Settlement through withdrawal and injection of electricity by the users of the grid including wind and solar based plants connected to an interstate transmission network. The wind and solar generators connected to interstate transmission networks are required to provide a daily 15 minutes’ time block wise generation schedule. The schedule may be revised by giving advance notice to the relevant Regional Load Despatch Centre. Any deviations between actual generation with respect to the schedule generation in the 15-minute time block is liable to attract commercial charges as per the formula prescribed in the F&S Regulations.

Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 (“Change in Law Rules”)

The Change in Law Rules, provide the mechanism for adjustment and recovery of monthly tariff or charges upon the occurrence of a change in law (such as change in any domestic tax including duty, levy, cess, or charges as specified under the Change in Law Rules), for the compensation of the affected party to restore such affected party to the same economic position as if such change in law had not occurred. Change in law, as per the Change in Law Rules, unless otherwise defined in the relevant agreement means, any enactment or amendment or repeal of any law, made after the determination of tariff under the Electricity Act, 2003, leading to corresponding changes in the cost requiring change in tariff. Where the relevant agreement does not lay down a formula for calculation of the amount of the impact of a change in law to be adjusted and recovered, such impact shall be calculated in accordance with the formula provided in the Change in Law Rules, which is based on, among other things, the estimated monthly electricity generation, contracted capacity of the power plant as per the agreement, normative plant load factor and capacity utilization factor. The generating company or transmission licensee shall, within thirty days of the coming into effect of the recovery of impact of change in law, furnish all relevant documents along with the details of calculation for adjustment of the amount of the impact in the monthly tariff or charges to the appropriate commission, which shall verify the calculation and adjust the amount of impact within 60 days from the date of receipt of the relevant documents. After such adjustment, the generating company or transmission licensee, as the case may be, shall adjust the monthly tariff or charges annually based on actual amount recovered, to ensure that the payment to the affected party is not more than the yearly annuity amount. The Ministry of Power, pursuant to its circular dated February 21, 2022, clarified that this Change in Law Rules will be applicable on the events occurred on or after the date of notification of this Change in Law Rules.

Electricity (Promotion of Generation of Electricity from Must-Run Power Plant) Rules, 2021 (“Must-Run Rules”)

Under the Must-Run Rules, a wind, solar, wind-solar hybrid or hydro power plant (in cases where water levels could lead to flooding risk) or a power plant from any other sources, as may be established from time to time by the relevant governmental authority, that has entered into an agreement to sell electricity to any person is a ‘must-run power plant’. A must-run power plant is not subject to reduction or regulation of generation or supply of electricity on account of merit order dispatch or any other commercial consideration, except in the event of technical constraint in the electricity grid or for reasons of security of the electricity grid. In the event of reduced demand by a procurer from a must-run power plant, compensation is payable by the procurer to the must-run power plant at the rates specified in the agreement for purchase or supply of electricity. In the event of any technical constraint in the electricity grid or for reasons of security of the electricity grid, where the procurer notifies the must-run power plant in advance of a reduction, the must-run power plant will sell the electricity not utilized by the procurer on the open market. The amount realized by such must-run power plant from such sale of electricity on the open market, after deducting actual expenses paid for the sale on the open market, if any, shall reduce the compensation payable by the procurer. Amounts owed pursuant to the foregoing will be paid by the procurer on a monthly basis with any offset payment paid by the must-run power plant to the procurer within one month of the close of the fiscal year.

Electricity (Late Payment Surcharge) Rules, 2022 (“LPS Rules 2022”)

The LPS Rules 2022 were notified by the Ministry of Power on June 3, 2022. The LPS Rules 2022 are applicable for payments to be made in pursuance of power purchase agreements, power supply agreements and transmission service agreements, where tariff is determined under the Electricity Act, 2003, including such agreements which become effective before the LPS Rules 2022 came into force. The LPS Rules 2022 provide that late payment surcharge, that is, the charges payable by a distribution company to a generating company or electricity trader for power procured from it, or by a user of a transmission system to a transmission licensee on account of delay in payment of monthly charges beyond the due date, shall be payable on the payment outstanding after the due date at the base rate of late payment surcharge applicable for the period for the first month of default. The rate of late payment surcharge for the successive months of default shall increase by 0.5% for every month of delay provided that the late payment surcharge shall not be more than 3 percent higher than the base rate at any time and shall not be higher than the rate specified in the agreement for purchase or transmission of power. All payments by a distribution licensee to a generating company or a trading licensee for power procured from it or by a user of a transmission system to a transmission licensee shall be first adjusted towards late payment surcharge and thereafter, towards monthly charges, starting from the longest overdue bill. LPS Rules 2022 also provides for regulation of access to power in case of non-payment of dues within the specified time period. The over-dues of the prior period, i.e., up to June 3, 2022, shall be liquidated through equated monthly installments as per the provision of the LPS Rules 2022.

Electricity (Promoting Renewable Energy Through Green Energy Open Access) Rules, 2022 (“Green Energy Open Access Rules 2022”)

The Ministry of Power notified the Green Energy Open Access Rules 2022 on June 6, 2022 with the objective of ensuring access to affordable, reliable, sustainable and green energy. The reduction of the open access transaction limit from 1 MW to 100 kW and appropriate provisions for cross-subsidy surcharge, additional surcharge, and standby charge is expected to incentivize consumer access to green energy at reasonable rates.

Central Electricity Regulatory Commission (Connectivity and General Network Access to the inter-State Transmission System) Regulations, 2022 (GNA Regulations)

The CERC issued the Connectivity and General Network Access to the Inter-State Transmission System Regulations, 2022 (GNA Regulations) on June 7, 2022, which, when fully implemented, will replace CERC regulations form 2009. The GNA Regulations provide electricity generators with general network access, allowing them to connect to and distribute power through the inter-state transmission system without designating the location of the offtaker. The GNA Regulations also contemplate grant of temporary GNA (T-GNA), which provides an open access right to an eligible buying entity for a duration of up to 11 months.

Ministry of Environment - E-Waste (Management) Rules, 2022

These rules apply to every manufacturer, producer refurbishes dismantler and recycler involved in manufacture, sale, transfer, purchase, refurbishing, dismantling, recycling and processing of e-waste or electrical and electronic equipment, including Solar panels/cells, solar Photovoltaic panels/cells/modules under (ii) Consumer Electrical and Electronics and Photovoltaic.

This rule requires every manufacturer and producer of solar photo-voltaic modules or panels or cells to also:

•
Store solar photo-voltaic modules or panels or cells waste generated up to the year 2034 - 2035 as per the guidelines laid down by the CPCB in this regard;

•
Ensure that the processing of the waste other than solar photo-voltaic modules or panels or cells;
•
Ensure that the inventory of solar photo-voltaic modules or panels or cells shall be put in place distinctly on portal; and
•
Comply with standard operating procedure and guidelines laid down by CPCB.

Ministry of Environment, Forest and Climate Change - Plastic Waste Management Rules, 2016.

These rules apply to every waste generator, local body, village body, manufacturer, importers and producer. The rules do not apply to the export oriented units or units in special economic zones, notified by the Central Government, manufacturing their products against an order for export only.

The waste generator must take steps to minimize generation of plastic waste and segregate plastic waste at source in accordance with the Solid Waste Management Rules, 2000; not litter plastic waste and ensure segregated storage of waste at source; and handover segregated waste to the relevant local body or agencies appointed by them or registered waste pickers’, registered recyclers or waste collection agencies.

Renewable energy certificates (“RECs”)

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) on January 14, 2010 and the same was amended on September 29, 2010, July 10, 2013, December 30, 2014 and March 28, 2016. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Despatch Centre as the central agency to perform the functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfillment of RPOs by the distribution utilities/consumers.

Central Electricity Regulatory Commission (Terms and Conditions for Renewable Energy Certificates for Renewable Energy Generation) Regulations, 2022

According to the new regulations, renewable energy generating stations, captive generating stations based on renewable energy sources, distribution licensees, and open access consumers are now eligible to issue renewable energy certificates (RECs).

The national load despatch center (NLDC) has been designated the agency to implement these regulations. REC Regulations stipulated the details of Grant of accreditation, Issuance, Exchange, Redemption, Denomination, Pricing and Validity for certificates. CERC has also introduced certificate multiplier for renewable energy generating station, Hydro, municipal solid waste, non-fossil fuel-based cogeneration and biomass and biofuel. Certificate once assigned to a renewable energy generating station, the certificate multiplier will remain valid for 15 years.

National Wind-Solar Hybrid Policy (“Hybrid Policy”)

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

Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020 (“Hybrid Projects Guidelines”)

Pursuant to the Hybrid Policy, a scheme was introduced on May 25, 2018 for setting up of 2500 MW of wind-solar hybrid power projects at a tariff discovered through competitive bidding. The Hybrid Projects Guidelines dated October 14, 2020, as amended, issued by MNRE provides a framework for procurement of electricity from ISTS grid connected wind-solar hybrid power projects and facilitates transparency and fairness in procurement processes. Further, power purchase agreements, (“PPAs”) entered into pursuant to these guidelines shall not have a term lesser than 25 years from the COD. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees or an intermediary procurer from Inter State Transmission State grid-connected wind-solar hybrid power projects having individual size of 50 MW and above at one site with minimum bid capacity of 50 MW. The Hybrid Projects Guidelines as amended on March 9, 2022 and November 2, 2022 provide that where the distribution licensee, authorizes any agency to carry out the tendering/bidding process on its behalf then the agency will be responsible for fulfilling all the obligations imposed on the procurer during the bidding phase, in accordance with these Guidelines.

Approved Models and Manufacturers of Solar Photovoltics Modules (Requirements for Compulsory Registration) order 2019 (“ALMM Order”)

The GoI has introduced a list of approved module suppliers who will be eligible to supply modules to project developers selected to develop solar projects in government projects, government assisted projects, projects under government schemes and programs, open access, net-metering projects, installed in the country, including specified projects set up for sale of electricity to the government. The Ministry of New and Renewable Energy on March 10, 2023 stated that the projects commissioned by March 31, 2024 will be exempted from the requirement of procuring solar photovoltaic modules from the list of approved module suppliers.

Integrated Day Ahead Market

Pursuant to a notification dated March 24, 2021, the Ministry of Power, India, an integrated day-ahead market (“Integrated DAM”), is expected to be launched at the power exchanges with separate price formation for power generated from renewable energy and conventional power. According to this notification, the proposed market structure should allow the buyer to meet the RPO target by dire power from the exchange. The notification is proposed to be implemented by June 30, 2021.

Amendments to the guidelines for tariff-based competitive bidding process for procurement of Round-The-Clock (RTC) power from grid-connected renewable energy (RE) power projects, complemented with power from any other source or storage

The amendments were notified by the Government of India in February 2022 and provide that the bidding evaluation parameter will be the weighted average levelized tariff per unit supply of RTC power. The bidder will be selected on the basis of the lowest weighted average levelized tariff. If the allocated quantum of power to the bidder is less than the total quantum of power to be contracted, capacity allocation will be on the basis of the bidder’s capacity to fill the tendered capacity until it is exhausted. This compares to the previous system wherein the remaining qualifying bidders (except the lowest cost bidder) were asked to match the tariff of the lowest cost bidder.

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

Guidelines for Encouraging Competition in Development of Transmission Projects and Tariff based Competitive-bidding Guidelines for Transmission Service, 2021

The MoP and the GoI issued the Guidelines for Encouraging Competition in Development of Transmission Projects (“CDTP Guidelines”) and the Tariff based Competitive-bidding Guidelines for Transmission Service on August 10, 2021 ( “TBCB Guidelines”), framed under the provisions of Section 63 of the Electricity Act in order to facilitate the smooth and rapid development of transmission capacity in the country as envisaged in the NEP and the NTP such that inter state/intra state transmission projects, other than those exempted by the GoI are implemented through tariff based competitive bidding. The CDTP Guidelines provides for the preparation of a) perspective plan for fifteen years, b) short term plan for five years, both collectively being a part of the National Electricity Plan by the Central Electricity Authority and c) a network plan prepared by the Central Transmission Utility based upon the National Electricity Plan prepared in accordance with the NEP which will be reviewed and updated as and when required but not later than once a year. Information will be made available to the stakeholders regarding new projects and the respective technical and other specifications for the purpose of project formulation and for enabling competitive bidding to take place. In addition, the selection of developers for identified projects would be through tariff based competitive bidding through e-reverse bidding for transmission services according to the TBCB Guidelines. Additionally, the nodal agency shall appoint an independent engineer during the construction phase in accordance with the framework prescribed in the CDTP Guidelines.

The TBCB Guidelines apply to the procurement of transmission services for the transmission of electricity through tariff-based competitive bidding. The TBCB Guidelines aim at facilitating competition through wider participation in providing transmission services and tariff determination through a process of tariff-based bidding.

The TBCB Guidelines provide that a Bid Process Coordinator (“BPC”) would be responsible for conducting the bid process for the procurement of the required transmission services for inter-state and intra-state transmission projects to be implemented under the tariff-based competitive bidding process prescribed. For the procurement of transmission services, the BPC shall adopt a single stage two envelope tender process featuring the requirement of a request for proposal with the preparation of bid documents as per the prescribed requirements. The initial price offer submitted online with the request for proposal will be evaluated based on annual transmission charged for all components covered under the package as quoted by the bidder. The bidders will undertake in the prescribed e-reverse bidding process with the minimum of two qualified bidders.

On selection of the bidder and issue of letter of intent from the BPC, the selected bidder shall execute the share purchase agreement to acquire the special purpose vehicle created for the project to become the transmission service provider in accordance with the bid made and consequently execute the transmission service agreement in accordance with the TBCB Guidelines. The transmission service provider shall accordingly be required to make an application for the grant of a transmission license to the appropriate commission within five working days from the date of execution of the share purchase agreement for the acquisition of the special purpose vehicle.

State Level Policies, Guidelines for Promotion and Establishment of Renewable Energy Projects

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

The Rajasthan Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters of Solar and Wind Generation Sources) 2017, as amended (“RERC Forecasting Regulations”) were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the grid code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The state government of Karnataka has formulated the Karnataka Renewable Energy Policy 2022-2027, as amended (“Karnataka RE Policy”) which will remain in effect for a period of 5 years or until new policy is announced. The Karnataka RE Policy, as amended, aims to harness a minimum of 10 GW by 2027 in multiple phases. To advance the development of renewable energy markets and to stimulate the sustainable economic growth through green investments in the state, the Karnataka RE Policy focuses on development of key markets in the state of Karnataka. The Karnataka RE Policy provides incentives for energy sale as per industrial policy.

The Karnataka Electricity Regulatory Commission (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015, as amended on December 13, 2022, (“KERC DSM Regulations”) were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the grid code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects. All wind and solar generating stations with installed capacity of 10 MW and above and 5 MW and above, respectively, fall under the purview of KERC DSM Regulations. Wind and solar power generators connected to the state grid forecast and schedule their power generation on a week ahead, day ahead and intra-day basis. The schedule by wind and solar generators may be revised by giving advance notice to the relevant State Load Despatch Centre. Depending upon the degree of variation from the schedule provided and actual generation in 15 minute time blocks, wind and solar generators are liable to pay/receive the charges for deviations as per the formula prescribed under the KERC DSM Regulations.

The Karnataka Electricity Regulatory Commission (Terms and Conditions for Green Energy Open Access) issued regulations on February 12, 2023 in accordance with green energy open access rules notified by the Ministry of Power.

Madhya Pradesh

The New and Renewable Energy Department of the Government of Madhya Pradesh is the nodal agency responsible for implementing various programs and policies of the Government of India and the Government of Madhya Pradesh for the renewable energy sector.

The Government of Madhya Pradesh implemented the Madhya Pradesh Renewable Energy Policy 2022, as amended from time to time (“MP RE Policy”). The MP RE Policy shall remain in operation for a period of five years from the date of notification in the Madhya Pradesh state gazette or until a new policy is notified by the state government. The MP RE Policy aims to develop the state into a renewable energy hub with a focus on creation of renewable energy equipment manufacturing eco-system, facilitate large scale adoption and deployment of renewable energy in the state, facilitate the design, development and operationalization of new and innovative technologies and procurement approaches which promote design and deployment of new technologies in the renewable energy, renewable energy hybrid and energy storage space in order to provide reliable and schedulable power at more cost competitive rates. Under this policy, certain incentives have been proposed to be granted including, providing an exemption for 10 years from payment of electricity duty, and reimbursement of stamp duty on government land and wheeling charges.

The Madhya Pradesh Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement Mechanism and Related Matters of Wind and Solar Generating stations) Regulations, 2018, as amended (“MPERC Forecasting Regulations”) were notified with an aim to facilitate grid integration of wind and solar energy generated in Madhya Pradesh while maintaining grid stability and security as envisaged under the State Grid Code and the Electricity Act, through forecasting, scheduling and a mechanism for the settlement of deviations by wind and solar based generators.

The Madhya Pradesh Electricity Regulatory Commission (Methodology for determination of open access charges and Banking charges for Green energy open access consumers) issued regulations on March 9, 2023, with the objective of determining the open access charges and banking charges for green energy open access consumers.

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The Government of Andhra Pradesh has issued the Andhra Pradesh Wind Power Policy, 2018, as amended (“AP Wind Policy 2018”) The AP Wind Policy 2018 seeks to achieve capacity addition through wind power in the next five years in Andhra Pradesh. The main objectives of the AP Wind Policy 2018 are to encourage and develop wind power energy generation in Andhra Pradesh in order to garner investments for setting up manufacturing facilities and attracting private investment for establishment of large wind power projects. The AP Wind Policy 2018 will remain applicable until 2023, and wind power projects commissioned under the AP Wind Policy 2018 will be eligible for incentives for a period of 10 years from the date of commissioning.

The Government of Andhra Pradesh has issued Andhra Pradesh Solar Power Policy, 2018, as amended (“AP Solar Policy 2018”) on January 3, 2019 superseding the Andhra Pradesh Solar Power Policy, 2015 due to the current trend of falling solar prices. Pursuant to AP Solar Policy 2018, the state government aims to achieve an addition to solar power capacity of minimum 5,000 MW in the next five years. The AP Solar Policy 2018 will remain applicable until 2023. The key incentives under this policy include deemed industry status for power generators under this policy and exemption from obtaining pollution control no-objection certificates; projects set up under state government solar parks are exempted from obtaining registration from the nodal agency.

The Andhra Pradesh Electricity Regulatory Commission Forecasting, Scheduling and Deviation Settlement of Solar and Wind Generation Regulations, 2017 (“AP Forecasting Regulations”) apply to every wind and solar energy generator in Andhra Pradesh connected to the transmission network of the Transmission Corporation of Andhra Pradesh and/or the distribution network of the DISCOMs (including those connected through pooling stations) and supplying power to DISCOMs or to third parties through open access or for captive consumption through open access, and selling power within or outside the state.

Gujarat

The Gujarat Wind Power Policy 2016, as amended (“Gujarat Wind Policy”) was notified on August 2, 2016 and will remain in force until June 30, 2021. The Government of Gujarat, in continuation of previous notifications, and pursuant to a notification dated March 31, 2023, has extended the Gujarat Wind Policy until September 30, 2023 or until the announcement of a new policy, whichever is earlier. The aim of the Gujarat Wind Policy has been to promote generation of power from clean and green sources of energy and to entail a more conducive investment framework in order to encourage more private sector participation for development of wind power projects. The Gujarat Energy Development Agency is the nodal agency for implementation of the Gujarat Wind Power Policy. Under the Gujarat Wind Policy, wind projects installed and commissioned during the operative period shall become eligible for the benefits and incentives declared under the policy for a period of 25 years from their date of commissioning or for the lifespan of the projects, whichever is earlier. The Gujarat Wind Power Policy imposes an obligation on every distribution licensee to purchase electricity from renewable sources in accordance with the relevant Gujarat Electricity Regulatory Commission orders.

The Gujarat Wind-Solar Hybrid Power Policy 2018, as amended (“Gujarat WSH Policy”) was notified on June 20, 2018 and will remain in force until June 19, 2023. The Gujarat WSH Policy aims to provide a framework for promotion of large grid connected wind solar hybrid systems for optimal and efficient utilization of transmission infrastructure, achieving grid stability and integration of emerging technologies like energy storage systems. The Gujarat Energy Development Agency is the nodal agency for implementation of the Gujarat WSH Policy. Under the Gujarat WSH Policy, projects installed and commissioned during the operative period shall become eligible for the benefits and incentives declared under the policy for a period of 25 years from their date of commissioning or for the lifespan of the projects, whichever is earlier.

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

Telangana

The Telangana State Renewable Energy Development Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Telangana. The state government has issued Telangana Solar Power Policy 2015 to realize and harness the potential of solar power of the state and contributing long-term energy security to the state. This policy was effective for five years. The policy aims to incentivize usage of solar energy to generate electricity in the form of exempting electricity duty, 100% refund of VAT/SGST for all the solar power project inputs for a period of 5 years, and 100% refund of stamp duty for land purchased for development of solar power project. All solar projects that are commissioned during the operative period shall be eligible for the incentives declared under this policy, for a period of 10 years from the date of commissioning or as specified.

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

Maharashtra

The Maharashtra Energy Development Agency is the nodal agency for promoting and developing the renewable energy in the state of Maharashtra. The state government has issued a Comprehensive Policy for Grid connected Power Projects based on New and Renewable (Non-conventional) Energy Sources on July 20, 2015 to generate and promote electricity from projects based on renewable energy sources including solar, wind, bagasse or biomass co-generation, small and hydro and from agriculture, mineral, bio-medical, industrial waste. The state government has also issued Unconventional Energy Generation policy in December 2020 to promote non-conventional source-based energy in the state. Pursuant to this policy, the state government intends to address power outage issues and pollution in the state due to rapid industrialization and urbanization.

In terms of this policy, a target for wind power projects of 5,000 MW was set, out of which 1,500 MW out of that would be developed for meeting renewable purchase obligation of distribution licensees. Such wind projects developed under this policy would be eligible to be registered as ‘industrial units’ with the industrial department of state government. Pursuant to this policy, solar power projects are provided with various incentives including (a) private land owners could give their own land on a lease or rental basis for developing solar power projects; (b) exemption from obtaining approval from the State Pollution Control Board; (c) granting of open access by distribution licensees to the project developers opting for captive use or for third-party sale and; (d) exemption from levy of electricity duty for the first ten (10) years for solar power projects established for captive use.

The Maharashtra Electricity Regulatory Commission (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018 (“MERC F&S Regulations”) apply to wind and solar energy generators in the state of Maharashtra connected to the intra-state transmission system and using the power generated for self-consumption or sale within or outside the State. In accordance with the MERC F&S Regulations, the power generators are required to pay a charge as specified in the MERC F&S Regulations for deviating from the generation specified in the schedule by State Load Despatch Centre from time to time. However, the Maharashtra Electricity Regulatory Commission, in its order dated August 12, 2020, has directed a working group to undertake a detailed scrutiny of computation of state periphery charges in the deviation settlement mechanism bills and has stated that it shall decide further course of action with respect to the collection of such charges.

Environmental Laws

The Central Pollution Control Board of India (“CPCB”) a statutory organization established in 1974 under the Ministry of Environment, Forest and Climate Change (“MoEF&CC”) is responsible for setting the standards for maintenance of clean air and water and providing technical services to the MoEF&CC.

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

Solar PV Cell manufacturing plant is covered under red category and there is a requirement to obtain consent to operate in this category.

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

Green Hydrogen Policy

In January 2023, the Ministry of New and Renewable Energy Green Hydrogen Mission was notified to produce 5 MMT of Green Hydrogen per annum by 2030, with potential to reach 10 MMT per annum. The Mission will support replacement of fossil fuels and fossil fuel based feedstocks with renewable fuels and feedstocks based on Green Hydrogen. This will include replacement of hydrogen produced from fossil fuel sources with Green Hydrogen in ammonia production and petroleum refining, blending Green Hydrogen in city gas distribution systems, production of steel with Green Hydrogen, and use of Green Hydrogen-derived synthetic fuels (including Green Ammonia, and Green Methanol) to replace fossil fuels in various sectors including mobility, shipping, and aviation. The Mission also aims to make India a leader in technology and manufacturing of electrolysers and other enabling technologies for Green Hydrogen.

Energy Conservation (Amendment) Bill, 2022

The Energy Conservation (Amendment) Bill, 2022 was passed in December 2022, with the intention of encouraging the use of biofuels, green hydrogen and other renewable energy sources, as well as promoting the trading of carbon credits. The bill includes the following key provisions:

1.
Mandating minimum use of non-fossil fuel sources for industries (mining, steel, cement, textile, chemicals and petrochemicals) and commercial buildings.
2.
Enabling government authorities to specify a system for trading carbon credits and for carbon markets.
3.
Enhancing the scope and coverage of the Energy Conservation Building Code

Measures to promote Hydropower:

In March 2019, the Government of India issued measures to promote hydropower including:

(i)
Declaring Large Hydropower Projects (>25 MW) as renewable energy.
(ii)
Rationalizing hydropower tariff.
(iii)
Budgetary support for flood moderation and Storage Hydro Electric Projects (HEPs).
(iv)
Budgetary Support for enabling infrastructure.

C.
Organizational Structure

The following diagram depicts the simplified organizational structure of ReNew Global as of the date hereof. The detailed shareholding of the Company is disclosed in Item No. 7.

The significant indirect subsidiaries of ReNew Global are listed below. ReNew Global holds securities in these material subsidiaries through ReNew Power Private Limited, in which it currently holds a 93.48% stake.

Name	Country of incorporation and place of business address	Nature of business	Proportion of ordinary shares held by ReNew Global
ReNew Power Private Limited	India	Renewable Energy	93.48%
ReNew Solar Power Private Limited	India	Renewable Energy	93.48%
Renew Services Private Limited	India	Renewable Energy	93.48%
ReNew Jal Urja Private Limited	India	Renewable Energy	93.48%
ReNew Surya Ravi Private Limited	India	Renewable Energy	93.48%
ReNew Solar Energy (Jharkhand Three) Private Limited	India	Renewable Energy	47.67%
ReNew Wind Energy (AP2) Private Limited	India	Renewable Energy	93.48%
Renew Solar Urja Private Limited	India	Renewable Energy	93.48%
ReNew Solar Energy (Jharkhand One) Private Limited	India	Renewable Energy	93.48%
Renew Sun Bright Private Limited	India	Renewable Energy	93.48%
ReNew Akshay Urja Limited	India	Renewable Energy	93.48%
Renew Sun Waves Private Limited	India	Renewable Energy	93.48%
Ostro Anantapur Private Limited	India	Renewable Energy	93.48%
ReNew Vayu Urja Private Limited	India	Renewable Energy	93.48%
ReNew Wind Energy (TN 2) Private Limited	India	Renewable Energy	93.48%
Ostro Energy Private Limited	India	Renewable Energy	93.48%
ReNew Wind Energy (Varekarwadi) Private Limited	India	Renewable Energy	93.48%
Pugalur Renewable Private Limited	India	Renewable Energy	93.48%
Ostro Dakshin Power Private Limited	India	Renewable Energy	93.48%
ReNew Wind Energy (Rajasthan) Private Limited	India	Renewable Energy	93.48%
Ostro Kutch Wind Private Limited	India	Renewable Energy	93.48%
Koppal- Narendra Transmission Limited	India	Renewable Energy	47.67%
ReNew Saur Shakti Private Limited	India	Renewable Energy	93.48%
ReNew Wind Energy (Rajasthan 3) Private Limited	India	Renewable Energy	93.48%
Regent Climate Connect Knowledge Solutions Private Limited	India	Digital Solutions	93.48%
ReNew Power Services Private Limited	India	Renewable Energy	93.48%
Ostro Urja Wind Private Limited	India	Renewable Energy	93.48%
ReNew Solar Energy (Karnataka Two) Private Limited	India	Renewable Energy	93.48%
Zemira Renewable Energy Limited	India	Renewable Energy	93.48%

D.
Property, Plants and Equipment

We operate our business through a number of subsidiaries and branch offices, which are located in India. Our principal operational office is located at Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122 009, Haryana, India; and our registered office is located at 138, Ansal Chambers II, Bhikaji Cama Place, Delhi 110 066, India.

We also manage our operations through various regional offices in the Indian cities including Bangalore, Mumbai, Hyderabad, Jaipur, Ahmedabad, Bhopal, Chennai and various site offices in India.

Our utility-scale wind energy projects are located on land we purchase from landowners or arranged by the OEMs/developer and on government revenue and forest land leased to OEMs/ developer or its developers from state governments and sub-leased to us. Our OEMs/developer acquire land for our turnkey projects either directly from landowners or by entering into long-term leases (with respect to government revenue or forest land) with state governments. For a discussion of the related risks, see the section titled “Risk Factors – The growth of our business depends on developing and securing rights to sites suitable for the development of projects” under Item 3.D.

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

The table below provides an aggregate of our principal owned and leased properties as of March 31, 2023:

Type	Total Area	Owned Area	Leased Area	Government Land	Others (solar parks(2))
	(in acres(1))
Utility-scale wind energy projects	9,170	5,432	3,738		0
Utility-scale solar energy projects	34,102	14,378	19,102	122	500
Total	43,272	19,810	22,840	122	500

Notes:

(1)
One acre is 43,560 square feet.
(2)
Refers to land that has been subleased by the lessor, mostly the GoI, to us for the construction of solar energy projects.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled “Key Information. — Risk Factors” under Item 3.D and elsewhere in this Report. Our audited consolidated financial statements as of March 31, 2023 and for each of the three years in the period ended March 31, 2023, discussed below have been prepared in accordance with IFRS as issued by the IASB.

A.
Operating Results

Management’s discussion and analysis of financial condition and results of operations

Overview

We are one of the largest utility-scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of March 31, 2023 we had a total commissioned capacity of 7.98 GW and an additional 5.72 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, hydro energy project, utility-scale firm power projects and corporate energy projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply and storage services. Our projects are based on proven wind, solar and storage technologies, covered under long-term PPAs with creditworthy offtakers including central government agencies, public utilities (specifically state electricity utilities) and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA, JERA, SACEF and public markets shareholders such as and we are led by an experienced management team under the leadership of our Founder, Chairman and Managing Director, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 4.0 times from the year ended March 31, 2017 to March 31, 2023. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering grid parity wind, solar and hydro energy projects, against the backdrop of the Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to a diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 54,491 million in the year ended March 31, 2021 to Rs. 89,309 million in the year ended March 31, 2023.

Significant Factors Affecting the Group’s Results of Operations

Significant growth

We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a commissioned and committed capacity of 13.7 GW as of March 31, 2023 across nine states in India.

The table below sets forth additions to our commissioned capacity as of the dates indicated:

	Additions in commissioned capacity (MW)(1)
	As of March 31
	2021		2022		2023
	Organic Growth	Acquisitions(1)	Organic Growth	Acquisitions(1)	Organic Growth	Acquisitions(1)
Utility-scale wind	345.60	—	171.80	—	78.40	—
Utility-scale solar	110.00(2)	—	1305.00	260.00	—	—
Utility-scale hydro	—	—	—	99.00	—	—
Distributed solar	17.59	—	(117)(3)	—	—	—
Corporate solar	—	—	231.67	—	77.00	—
Corporate wind	—	—	17.60	—	39.60	—
Others	—	—	—	—	219.30	—
Total commissioned capacity	5,599		7,567		7,981

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

Power purchase agreements and tariffs

The majority of our revenue is attributable to units of power that we sell, and therefore our results of operations are affected by the tariffs we charge for the units of power that we sell. Almost all power generated from our projects is sold under long-term PPAs to central and state government agencies and public utilities, and private industrial and commercial off-takers. Our PPAs are generally structured in the following ways:

•
FiT. PPAs with FiT generally have an initial term of 25 years and in some instances a term of 13 to 20 years. The tariffs under these PPAs are fixed for the duration of the PPA by the relevant state electricity board in India. A customer typically purchases electricity generated at the capacity contracted at a fixed tariff under the PPA. As of March 31, 2023, projects with PPAs structured on the basis of FiT accounted for 21.5% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.
•
Bidding-based tariffs. The renewable energy landscape in India has moved away from FiT structure to an auction bidding structure for determining tariff. This uses a price discovery mechanism through which various power companies, like us, bid for a tariff rate and the lowest bidder wins the contract. As a result of this competitive bidding process, offtakers are able to procure electricity at lower tariffs. PPAs with bidding-based tariffs have an initial term of 25 years with tariffs generally fixed for the entire duration of the PPA. As of March 31, 2023, projects with PPAs structured on the basis of bidding-based tariffs accounted for 66.4% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.
•
Bilaterally agreed tariffs. Bilaterally agreed tariffs are provided for in PPAs with commercial and industrial customers, including group captive, open access and other third-party consumers. These PPAs have an initial term ranging from 8 to 25 years. As of March 31, 2023, projects with PPAs structured on the basis of bilaterally agreed tariffs accounted for 12.1% of our total capacity with either FiT, bidding-based tariffs or bilaterally agreed tariffs.

For further details on our PPAs, see the section titled “Business Overview — Power purchase agreements” under Item 4.B.

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

Our results of operations are also impacted by the ability and willingness of our customers to fulfill their contractual obligations under the relevant PPA. In the past, we have experienced delays in receiving payments from state distribution companies. Non-payments or delays in payment under the PPAs could adversely impact our results.

Utilization of power generation assets

We regularly review a number of specific metrics, including the following key operating metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions. The following table represents amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years indicated:

	Year ended March 31,
	2021		2022		2023
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity(1)(GW)	3.59	2.01	3.78	3.69	3.97	3.91
Weighted average operational capacity(2)(GW)	3.31	2.16	3.66	2.78	3.88	3.72
Plant load factor (%)	23.6%	22.8%	26.4%	23.3%	26.5%	24.9%
Electricity generated(3) (kWh millions)	6,854	4,320	8,469	5,677	9,002	8,112
Revenue (4) (Rs. million)	29,411	18,737	33,861	24,060	36,009	32,105

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
(4)
Revenue from the sale of power constitutes 99%, 99% and 90% of our revenue for the years ended March 31, 2021, 2022 and 2023.

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
•
Equipment availability. The number and length of planned outages undertaken in order to perform necessary inspections and testing to comply with industry regulations and to permit us to carry out any maintenance activities can also affect our operating results. When possible, we try to schedule the timing of planned outages during the months with relatively low wind velocity. Unplanned outages caused by equipment malfunction, mechanical failure or damage to evacuation infrastructure could adversely affect our operating results. To manage malfunctions and to enable our projects to perform at desired levels, we undertake regular maintenance of our equipment. We seek to mitigate the risks of equipment failure by monitoring the performance of our wind and solar energy projects from a central and state monitoring centers on a continuous basis, reviewing real time data on actual energy generation at each site and addressing any anomalies.

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

For more details on our capital expenditure requirements, see the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B.

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

For the years ended March 31, 2021, 2022 and 2023, our operation and maintenance expenses were Rs. 3,935 million, Rs. 4,929 million and Rs. 5,528 million, respectively, which represented 8%, 8% and 7% of our revenue for the respective periods. O&M expenses in typical solar and wind energy projects range from Rs. 0.25 million to Rs. 0.8 million per MW and Rs. 0.7 million to Rs. 1.2 million per MW, respectively, and typically escalate at a rate of 5% per annum. Our large project portfolio in India creates a homogeneous spread of operations allowing us to be more efficient with our O&M coverage. This also enables us to negotiate more favorable terms from a diversified basis of O&M service providers.

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

We seek to maintain a careful balance between our exposure to fixed and floating interest rate instruments. The level of our borrowings and our ability to obtain additional borrowings on the existing terms as well as any interest rate fluctuations and other borrowing costs, have had and will continue to have a material effect on our finance costs and consequently, our results of operations and financial condition. Our finance costs and fair value change in derivative instruments for the years ended March 31, 2021, 2022 and 2023 were Rs. 38,281 million, Rs. 41,712 million and Rs. 50,966 million, respectively. Our financing costs typically include interest expense on the loans and other debt we incur for financing our projects and for working capital requirements. As of March 31, 2023, we had Rs. Rs. 530,407 million of total borrowings (including CCDs of Rs. 16,999 million), comprising long-term interest-bearing loans and borrowings, short-term interest-bearing loans and borrowings and current maturities of long-term interest-bearing loans and borrowings. Our weighted average interest cost of borrowings (excluding letters of credit and buyer’s credit) for the years ended March 31, 2021, 2022 and 2023 was 9.69%, 9.62% and 9.30%, respectively. Rising interest rates could adversely affect our ability to secure financing on favorable terms and our cost of borrowings could, as a result, increase. We have and we intend to continue to regularly refinance our operational projects to extend repayment tenors, enhance borrowing limits and reduce our overall debt service requirements.

Government Policies and Initiatives

The principal market in which we operate is India. In order to boost wind-based capacity additions, the central Government of India is in the process of formulating certain policies and initiatives. However, we believe that the impact of each of these steps is expected to have an influence on the market only over the medium-term, and the effect of these policies could impact our financial condition and results of operations. For example, the Government of India introduced the Electricity Act (Amendment) Bill, 2020, which contemplates a national renewable energy policy to promote the generation of electricity from renewable energy sources. The Ministry of Power also introduced the Electricity (Rights to Consumers) Rules, 2020, or “2020 Electricity Rules” which provides consumers a right to reliable services and electricity and also requires the installation of smart pre-payment meters or pre-payment meters. The 2020 Electricity Rules intend to ensure the availability of power to all consumers on a continuous basis with some exceptions which may be specified by the state electricity regulatory commissions. Robust grievance redressal mechanism may also be introduced by the distribution licensees.

Similarly, the MNRE issued the National Wind-Solar Hybrid Policy in May 2018. The policy provides a framework for promotion of large grid connected wind-solar PV hybrid systems for efficient utilization of transmission infrastructure and land. The policy also focuses at reducing the variability in renewable power generation and achieving better grid stability. Moreover, it aims to encourage new technologies, methods and way outs involving combined operation of wind and solar PV plants. The policy provides for procurement of power from a hybrid project on tariff based transparent bidding process. It stipulates that all fiscal and financial incentives available to wind and solar power projects would also be made available to such projects. Further, the policy allows addition of battery storage in hybrid projects so as to reduce variability of output power and provide higher energy output. See the section titled “Business Overview — Government Regulations” under Item 4.B.

Principal Components of the Group’s Profit and Loss Statement

Income

Revenue

Our revenue primarily comprises (i) sale of power, (ii) income from EPC services that includes revenue from construction of transmission projects, (iii) sale of O&M and consultancy services and (iv) income from sale of RECs.

We generate substantially all of our revenue from the sale of electricity generated from our wind and solar energy projects. Revenue from the sale of power is dependent on the amount of power generated by each of our projects and is recognized on the basis of the number of units of power supplied multiplied by the tariff per kWh in the PPA, feed-in tariff policy or market rates, as applicable.

We also earn a portion of our revenue from providing EPC services, operation and maintenance services, and the sale of RECs. Sale of operation and maintenance services represents revenue from operation and maintenance services provided to third-party customers. Sale from EPC services represents revenue from EPC services provided to third-party customers. Income from sale of RECs presents revenue from sale of RECs to state distribution companies and other private customers to fulfill their renewable energy purchase obligations.

For a description of each of these services, see the section titled “Business Overview” under Item 4.B.

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

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments primarily includes interest income earned from cash deposits made at banks, fair value gain on derivative instruments and unwinding of contract and financial assets. We use these deposits for our working capital requirements.

Other income

Our other income primarily includes income earned from GBIs, compensation for loss of revenue and provisions written back. GBIs are incentives earned from the Government of India for every unit of power supplied from our wind power projects to state offtakers.

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

Raw materials and consumables

Raw materials and consumables used represents expenses incurred towards construction of transmission projects.

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

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments primarily comprise interest expense on the loans and other debt we incur for financing our projects and for working capital requirements, option premium amortization and fair value loss on derivative instruments. See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Indebtedness” under Item 5.B for more details on our financing arrangements.

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

Under the new tax regime that was announced in 2019, companies were given the option to pay only a lower normal corporate tax of 25.168% and are no longer required to pay MAT on profits. Some of our subsidiaries have opted for the new tax regime during the year ended March 31, 2020 and thereafter, as a result we had to write off the MAT credit accumulated before the transition in the year in which the new tax regime was adopted.

Results of Operations

The following table sets out selected financial data from our audited consolidated financial statements for the years indicated:

Consolidated Summary Statement of Profit or Loss

	For the year ended March 31,
Particulars	2021	2022	2023	2023
	(Rs. in millions)			(US$ in millions)

Income
Revenue	48,187	59,349	78,223	952
Other operating income	80	2,694	1,105	13
Late payment surcharge from customers	—	—	1,134	14
Finance income and fair value change in derivative instruments	3,354	2,013	2,910	35
Other income	2,870	5,139	4,581	56
Change in fair value of warrants	—	—	1,356	17
Total income	54,491	69,195	89,309	1,087
Expenses
Raw materials and consumables used	426	324	6,956	85
Employee benefits expense	1,259	4,501	4,413	54
Depreciation and amortization	12,026	13,764	15,901	193
Other expense	7,582	9,925	13,636	166
Finance costs and fair value change in derivative instruments	38,281	41,712	50,966	620
Change in fair value of warrants	—	690	—	—
Listing and related expenses	—	10,512	—	—
Total expenses	59,574	81,428	91,872	1,118
Loss before share of profit of jointly controlled entities and tax	(5,083)	(12,233)	(2,563)	(31)
Share in (loss)/gain of jointly controlled entities	(45)	—	93	1
Loss before tax	(5,128)	(12,233)	(2,470)	(30)
Income tax expense
Current tax	785	1,167	955	12
Deferred tax	2,091	2,797	1,593	19
Adjustment of current tax relating to earlier years	28	(69)	11	0
Loss for the year	(8,032)	(16,128)	(5,029)	(61)

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 82.19 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.

Segment information

We have primarily two reportable segments: (i) wind power and (ii) solar power. Our wind power segment reflects the revenue earned from our utility-scale wind energy projects in India and solar power segment reflects the revenue earned from our utility-scale and distributed solar energy projects in India. Other operations of the Group primarily include sale of electricity from Hydro power and construction and maintenance of transmission lines. These “Other” operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in the audited consolidated financial statements and therefore reported under “Others”. See Note 47 to our audited consolidated financial statements included in this Report for more information on our segments.

The following table presents selected segment financial information for the years presented

	2021				2022					2023
Particulars	Wind Power	Solar Power	Un-allocable	Total	Wind Power	Solar Power	Others	Un-allocable	Total	Wind Power	Solar Power	Others	Un-allocable	Total
	(in Rs. millions)
Revenue	29,411	18,737	39	48,187	33,861	24,060	1,428	—	59,349	36,009	32,105	10,109	—	78,223

	For the years ended March 31,
	2023
Particulars	Wind Power	Solar Power	Others	Unallocable	Total
	(in US$ millions)
Revenue	438	391	123	—	952

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 82.19 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.
(2)
Unallocable refers to income allocable to revenue from management shared services that we provided under our agreements with our joint venture partners in the year ended March 31, 2021. These entities became subsidiaries with effect from January 1, 2021 and hence there is no unallocable amount in the years ended March 31, 2022 and 2023.

Year ended March 31, 2023 compared to the year ended March 31, 2022

Total Income

Our total income increased by 29% to Rs. 89,309 million in the year ended March 31, 2023 from Rs. 69,195 million in the year ended March 31, 2022 and our revenue increased from Rs. 59,349 million in the year ended March 31, 2022 to Rs. 78,223 million in the year ended March 31, 2023. The increase in total income was primarily due to an increase in operating capacity, construction revenue from transmission projects and late payment surcharges from customers partially offset by lower income from carbon credit sales. Specifically,

•
revenue from our wind power segment increased by 6% to Rs. 36,009 million in the year ended March 31, 2023 from Rs. 33,861 million in the year ended March 31, 2022, as the power generated from our wind power projects increased by 6% from 8,469 kWh million in the year ended March 31, 2022 to 9,002 kWh million in the year ended March 31, 2023, while the plant load factor remained largely constant at 26.5% and 26.4%, respectively, in these years. The increase was primarily due to increase in commissioned capacity by 187 MW; and
•
revenue from our solar power segment increased by 33% to Rs. 32,105 million in the year ended March 31, 2023 from Rs. 24,060 million in the year ended March 31, 2022. The increase is primarily due to the increase in plant load factor from 23.3% for the year ended March 31, 2022 to 24.9% for the year ended March 31, 2023 and increase in the commissioned capacity of 227 MW. As a result, electricity generated from our solar plants increased by 43% from 5,677 kWh million in the year ended March 31, 2022 to 8,112 kWh million in the year ended March 31, 2023.

Other operating income

Our other operating income decreased to Rs. 1,105 million in the year ended March 31, 2023 from Rs. 2,694 million in the year ended March 31, 2022. The decrease was due to lower income from sale of carbon reduction certificates, in the year ended March 31, 2023.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments increased by 45% to Rs. 2,910 million in the year ended March 31, 2023 from Rs. 2,013 million in the year ended March 31, 2022. The increase was primarily due to an increase in interest income on term deposits and income derived from unwinding financial assets.

Other income

Our other income decreased to Rs. 4,581 million in the year ended March 31, 2023 from Rs. 5,139 million in the year ended March 31, 2022, primarily due to lower compensation for loss of revenue in the year ended March 31, 2023.

Expenses

Raw materials and consumables

The cost of raw materials consumables used increased to Rs. 6,956 million in the year ended March 31, 2023 from Rs. 324 million in the year ended March 31, 2022, primarily due to cost of construction recognized for transmission projects in the year ended March 31, 2023.

Employee benefit expenses

Our employee benefit expenses decreased to Rs. 4,413 million in the year ended March 31, 2023 from Rs. 4,501 million in the year ended March 31, 2022, on account of the absence of additional incentives paid to employees in connection with the listing of our securities on Nasdaq and of lower share-based expenses during the year ended March 31, 2023, which were partially offset by an increase in headcount.

Depreciation and amortization

Our depreciation and amortization increased by 16% to Rs. 15,901 million in the year ended March 31, 2023 from Rs. 13,764 million in the year ended March 31, 2022, primarily due to an increase in our asset base resulting from an increase in projects commissioned.

Other expenses

Our other expenses increased by 37% to Rs. 13,636 million in the year ended March 31, 2023 from Rs. 9,925 million in the year ended March 31, 2022, primarily driven by capacity additions, increased travel costs, and a charge of Rs. 1,430 million for liquidated damages and impairment of carbon credits.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 22% to Rs. 50,966 million in the year ended March 31, 2023 from Rs. 41,712 million in the year ended March 31, 2021, primarily due to higher borrowing amounts related to increased capacity as well as, non-cash mark to market adjustments of Rs. 6,816 million

Income tax expense

Our income tax expense (comprising of current tax, deferred tax and adjustment of current tax relating to earlier years) decreased to Rs. 2,559 million in the year ended March 31, 2023 from Rs. 3,895 million in the year ended March 31, 2022.

Loss for the year

As a result of the foregoing, we incurred a loss of Rs. 5,029 million in the year ended March 31, 2023 compared to a loss of Rs. 16,128 million in the year ended March 31, 2022. The net loss of the year ended March 31, 2022 included a one-time listing related expense of Rs. 10,512 million in connection with our Business Combination.

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

•
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

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments decreased by 40% to Rs. 2,013 million in the year ended March 31, 2022 from Rs. 3,354 million in the year ended March 31, 2021. The decrease is primarily because in the year ended March 31, 2021, we had recognized an income of Rs. 1,465 million on account of redemption and cancellation of the 2022 Masala Bonds at a premium rate lower than we had provisioned.

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

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortisation, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

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

A reconciliation is provided below for Adjusted EBITDA to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business. The following table presents a reconciliation of Adjusted EBITDA to loss for the year, its most directly comparable financial measure calculated and presented in accordance with IFRS for the years indicated:

	Year ended March 31,
	2021	2022	2023	2023
	(Rs. in millions)			(US$ in millions)
Loss for the year	(8,032)	(16,128)	(5,029)	(61)
Less: Finance income and fair value change in derivative instruments	(3,354)	(2,013)	(2,910)	(35)
Add / (less): Share in loss/ (profit) of jointly controlled entities	45	—	(93)	(1)
Add: Depreciation and amortization	12,026	13,764	15,901	193
Add: Finance costs and fair value change in derivative instruments	38,281	41,712	50,966	620
Add/ (less): Change in fair value of warrants	—	690	(1,356)	(17)
Add: Listing and related expenses	—	10,512	—	—
Add: Income tax expense	2,904	3,895	2,559	31
Add: Share based payment expense related to listing	—	2,712	1,966	24
Adjusted EBITDA	41,870	55,144	62,004	754

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 82.19 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.

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

A reconciliation is provided below for CFe to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business. The following table present a reconciliation of CFe to Adjusted EBITDA for the year, its most directly comparable financial measure calculated and presented in accordance with IFRS for the years indicated:

	For the year ended March 31,
Particulars	2021	2022	2023	2023
	(Rs. in millions)			(US$ in millions)
Adjusted EBITDA	41,870	55,144	62,004	754
Less: Share based payments expense (cash settled) and others	(681)	(940)	—	—
Add: Finance income and fair value change in derivative instruments	3,354	2,013	2,910	35
Less:- Interest paid in cash	(33,528)	(34,553)	(38,306)	(466)
Less:- Tax paid / (refund)	254	(3,087)	(2,084)	(26)
Less: Normalized loan repayment	(5,347)	(5,717)	(9,865)	(120)
Add:- Other non-cash items	769	27	578	7
Total CFe	6,691	12,888	15,237	185

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 82.19 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.
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

Cash Flows Analysis

Our summarized statement of consolidated cash flows is set forth below:

	For the year ended March 31,
Particulars	2021	2022	2023	2023
	(Rs. in millions)			(US$ in millions)
Net cash generated from operating activities	32,081	42,390	65,572	798
Net cash used in investing activities	(17,412)	(124,747)	(74,978)	(912)
Net cash generated from/(used in) financing activities	(7,079)	90,038	19,113	233
Net increase in cash and cash equivalents	7,590	7,681	9,707	118
Cash and cash equivalents at the beginning of the year	13,089	20,679	28,379	345
Effects of exchange rate changes on cash and cash equivalents	—	19	96	1
Cash and cash equivalents at the end of the year	20,679	28,379	38,182	465

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 82.19 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.

Net cash generated from operating activities

Our net cash generated from operating activities was Rs. 65,572 million in the year ended March 31, 2023. Our operating profit before working capital changes was Rs. 61,884 million in the year ended March 31, 2023. The changes in our working capital primarily consisted of (i) an increase in prepayments of Rs. 485 million, (ii) an increase in other current liabilities of Rs. 836 million, (iii) an increase in trade payables of Rs. 508 million, (iv) a decrease in trade receivables of Rs. 14,455 million, (v) an increase in contract assets of Rs. 7,557 million, (vi) an increase in inventories of Rs. 1,040 million, (vii) an increase in other non-current financial assets of Rs. 125 million, (viii) a decrease in other current assets of Rs. 415 million, (ix) income tax paid of Rs. 2,084 million and (x) an increase in other non-current assets of Rs 363 million and (xi) an increase in other current financial assets of Rs. 932 million.

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

Net cash used in investing activities

Our net cash used in investing activities was Rs. 74,978 million in the year ended March 31, 2023. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 86,364 million in connection with our increased operational capacity and investment in jointly controlled entities of Rs. 2,915 million, offset by redemption of deposits having residual maturity more than three months of Rs. 12,758 million and interest received of Rs. 2,092 million.

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

Net cash generated from/(used in) financing activities

Our net cash generated from financing activities was Rs. 19,113 million in the year ended March 31, 2023. This was primarily due to proceeds from long-term interest-bearing loans and borrowings of Rs. 153,602 million, proceeds from short-term borrowings of Rs. 92,970 million, proceeds from shares and compulsory convertible debentures issued by subsidiaries of Rs. 17,758 million offset by repayment of long-term interest-bearing loans and borrowings of Rs. 122,466 million, repayment of short-term interest-bearing loans and borrowings of Rs. 65,195 million, payment for put options exercised during the period by our Founder of Rs. 980 million, interest paid of Rs. 42,743 million, payment of lease liabilities (including payment of interest expense) of Rs. 534 million and shares bought back, held as treasury shares of Rs. 13,276 million.

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

The table below summarizes certain terms of our long-term interest-bearing loans and borrowings financing arrangements as of March 31, 2023:

Particulars	Amount outstanding	Nominal interest rate	Maturity
	(Rs. in millions)
Non-convertible debentures (1)	70,888	6.03% - 11.50%	April 2024 to February 2053
Compulsorily convertible debentures (2)	16,999	8.00% - 13.00%	June 2026 to June 2061
Term loans from banks(3)	102,703	7.61% - 11.49%	January 2024 to June 2042
Term loans from financial institutions(4)	174,350	7.50% - 11.15%	April 2024 to January 2044
Senior secured notes(5)	102,353	4.89% - 6.18%	March 2027 to July 2028

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

(2)
These include debentures issued to our joint venture partner, ReNew Surya Roshni Private Limited. These debentures are compulsorily convertible into equity shares of ReNew Surya Roshni Private Limited at a pre-determined conversion ratio of 1:1.
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

We spent Rs. 24,482 million, Rs. 89,830 million and Rs. 86,364 million to purchase of property, plant and equipment, intangible assets and right of use assets, as per the cash flow statement of the respective periods, in the years ended March 31, 2021, 2022 and 2023, respectively. Our capital expenditures include expenditures on property, plant and equipment, capital work-in-progress and intangible assets. Our property, plant and equipment primarily include freehold land, building temporary structure, plant and equipment, office equipment, computers and furniture and fixtures. Projects under construction as of the balance sheet date are shown as capital work-in-progress. Our intangible assets primarily include computer software and customer contracts.

Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. We currently import equipment, mainly solar module panels, from China. To promote domestic growth and cut dependence on foreign supplies, the Government of India has imposed safeguard duties and also recently announced in March 2021, a basic customs duty of 40% on solar modules and 25% on solar cells imported from April 1, 2022. For our committed and commissioned projects, these costs are usually passed through to our customers under “change in law” provisions under our PPAs. We also plan to continue to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favorable terms with our OEM vendors. We also intend to engage in manufacturing solar cells and modules that are subject to higher import duties to manage costs. We are currently developing manufacturing capabilities with nameplate capacities of 2 GW solar cell and 6.4 GW solar module manufacturing facilities in the states of Rajasthan and Gujarat. The manufacturing plants are expected to be commissioned in phases over the next two fiscal years.

Contractual Obligations and Contingent Liabilities

In addition to payment obligations under borrowings, we also have continuing obligations to make certain payments. As of March 31, 2023, capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects aggregated to Rs. 119,739 million. We have made, and expect to continue making, substantial capital expenditures in connection with the construction and development of our projects.

As of March 31, 2023, we had the following contractual obligations:

(amounts in Rs. million)

At March 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non-convertible debentures (secured)*	—	—	—	83,396	7,012	90,408
Compulsorily convertible debentures*	—	—	—	11,416	40,263	51,679
Term loan from banks*	—	—	—	97,633	47,709	145,342
Loans from financial institutions*	—	—	—	122,648	146,258	268,906
Senior secured notes*	—	—	—	77,371	48,989	126,360
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	15,792	8,634	—	—	24,426
Term loan from banks and financial institutions (secured)	__	2,500	2,056			4,556
Working capital term loan (secured)	—	8,490	5,051	—	—	13,541
Other financial liabilities
Lease liabilities	—	166	522	2,195	14,554	17,437
Current maturities of long term interest-bearing loans and borrowings*	—	10,036	44,655	—	—	54,691
Interest accrued but not due on borrowing	—	1,194	823	—	—	2,017
Interest accrued but not due on debentures	—	981	214	—	—	1,195
Capital creditors	—	33,480	—	—	—	33,480
Purchase consideration payable	—	1,681	—	—	—	1,681
Trade Payables
Trade Payables	—	6,118	—	—	—	6,118

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

See Note 52(i) to our audited consolidated financial statements included in this Report for disclosure on contingent liabilities.

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

D.
Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

See Note 4.2 to our audited consolidated financial statements included in this Report for information on recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following discussion sets forth information regarding our Company’s directors and senior management as of the date of this Report. On July 17, 2023, the Board of Directors of ReNew Energy Global Plc appointed Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New as Non-Executive Independent Directors with effect from August 23, 2023. The appointment is subject to the approval of the Company’s shareholders at the ensuing annual general meeting of the Company and, if approved, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2025.

Mr. Ram Charan and Ms. Michelle Robyn Grew, Independent Directors of the Company retire on August 22, 2023 due to expiry of their term. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director is expiring on August 22, 2023 in terms of the Articles of Association of the company due to expiration of the director nomination rights of MKC Investments LLC.

Our Company’s Board is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

The following sets forth certain information concerning our directors and executive officers as of March 31, 2023:

Name	Age	Position / Title
Directors:
Mr. Sumant Sinha	58	Director and Chief Executive Officer
Mr. Manoj Singh	70	Lead Independent Director
Mr. Ram Charan	83	Independent Director
Sir Sumantra Chakrabarti	64	Independent Director
Ms. Vanitha Narayanan	63	Independent Director
Ms. Michelle Robyn Grew	54	Independent Director
Mr. Philip Kassin	65	Investor Nominee and Independent Director
Ms. Kavita Saha	51	Investor Nominee Director
Mr. Yuzhi Wang	37	Investor Nominee Director

Executive Officers:
Mr. Kedar Upadhye	45	Chief Financial Officer
Mr. Balram Mehta	52	Group President
Mr. Sanjay Varghese	53	President, Projects
Mr. Mayank Bansal	45	Group President, India RE Business

Unless otherwise indicated, the business address of each director and executive officer is ReNew Power, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Directors

Mr. Sumant Sinha is the founder of ReNew India, the first Indian renewable company to list on Nasdaq. He has been ReNew India’s Chairman and CEO since 2011. Prior to founding ReNew India, Mr. Sinha served as President, Finance at Aditya Birla Group and Founder CEO of Aditya Birla Retail. He also served as Chief Operating Officer of Suzlon Energy Ltd. from 2008 to 2010.Mr. Sinha has also held various roles in investment banking at global financial institutions including Citicorp Securities and ING Barings Services Limited. He is a Board member of the U.S. India Strategic Partnership Forum. Mr. Sinha chairs the Advisory Board of Global Wind Energy Council and is a Board Member of the Rocky Mountain Institute (RMI). He is Co-chair of the World Economic Forum Alliance of CEO Climate Leaders India. During 2022-23, he served as the president of ASSOCHAM, one of the biggest industry chambers in India. In 2021, Mr. Sinha was recognized as an SDG Pioneer by the United Nations Global Compact. Mr. Sinha holds a bachelor’s degree in engineering from the Indian Institute of Technology, Delhi, India, a post graduate diploma in business management from the Indian Institute of Management, Calcutta, India and a master’s degree in International Affairs from Columbia University, United States. Mr. Sinha has served on the boards of IIT-Delhi and IIM Calcutta and has been conferred the distinguished alumnus by both the institutions. He was also conferred the first distinguished alumnus award by Columbia University’s SIPA. He is also a CFA Charterholder. He has won multiple international and Indian awards including S&P Global Platts ‘Trailblazer of the Year 2021’; ‘Chairman of the Year’ at the Stevie International Business Awards 2020; ‘ET Energy’s Chief Executive of the Year 2022, Global Leadership Award. He is the author of “Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World”.

Mr. Manoj Singh served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning 36 years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub–Saharan Africa, and South East Asia. He is a member of several company boards including Pratham USA, the Putnam Funds and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University in the United States.

Mr. Ram Charan has advised various global companies and boards for more than 40 years. Leading global and Indian businesses he has advised include Bank of America, Toyota, ICICI Bank, Adani Group, Max Group, 3G, Yildiz Holdings, among others. He currently serves internationally on five corporate boards and is actively involved in coaching founders and family businesses, senior executives, boards and directors and other senior business leaders across many industries. A global Young Presidents’ Organization resource and an award winning teacher, he was among Business Week’s top ten resources for in-house executive development programs. Mr. Charan has authored and co-authored over 35 books, including six on corporate boards. Four of his books were Wall Street Journal bestsellers, including Execution (co-authored with former Honeywell CEO Larry Bossidy). He also has written articles for, among others, the Harvard Business Review, Fortune, Chief Executive Magazine, and Economic Times. Mr. Charan holds a doctorate in corporate governance and an MBA with high distinction (Baker Scholar) from Harvard Business School, United States.

Sir Sumantra Chakrabarti is a member of the Advisory Board of BeyondNetZero and the Chair of the Board of Trustees of ODI (global affairs think tank). He is also a member of the International Advisory Council of the Oxford India Centre for Sustainable Development and advises Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 was a member of the WHO Pan-European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K. Sir Sumantra was until July 2020 the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016, during his tenure at the European Bank for Reconstruction and Development. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan and Emerging Europe’s Professor Günter Verheugen Award, 2021.

Ms. Vanitha Narayanan is a senior global executive and board leader with a track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, Vice President for Global Telecommunications Solutions and finally Managing Director for a strategic telecoms client before her retirement. Ms. Narayanan serves on the boards of several global companies including HCL Technologies Ltd. and SLB Ltd. Ms. Narayanan was the first woman chairperson of AMCHAM India in 2016 and served as a member on its National Executive Board from 2014 to 2018. She was on the executive council of the National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Surathkal, India and was a member of the National Council of the Confederation of Indian Industry and Co-Chair of its national committee for multinational companies. Ms. Narayanan earned a Degree of Doctor of Letters from the LNM Institute of Information Technology, India. She is a graduate in Public Relations & Communication from Stella Maris College, India and holds an MBA in Marketing and Advertising from the University of Madras, India. She also holds an MBA degree in MIS & Accounting from the University of Houston, United States.

Ms. Michelle Robyn Grew will take on the role of CEO Man Group on 1 September 2023, subject to regulatory approval, at which time she will join the Man Group Board as an executive director. Ms. Robyn was most recently President at Man Group, which included responsibility globally for Corporate Sustainability and Responsible Investing; Man Solutions and Man FRM; Central Trading, Funds Treasury and Bank Relationships; Operations; Financial Crime; Corporate Real Estate; and Communications. Ms. Robyn was previously Group COO, General Counsel, Chief Administrative Officer and Global Head of Legal and Compliance. Before joining the firm in 2010 as Chief Compliance Officer for Man GLG, Ms. Robyn held senior positions at Barclays Capital and prior to that at Lehman Brothers and LIFFE. She is a qualified barrister and has worked in the investment industry since 1994.

Mr. Philip Kassin has been President and Chief Operating Officer of RMG Capital and its various SPAC vehicles since its inception in late 2018. He currently serves as President, Chief Operating Officer and Director for RMG III, a SPAC vehicle currently listed on the NASDAQ focusing on energy transition opportunities. He served as the President, Chief Operating Officer and a Director of RMG II from its inception in July 2020 to its business combination with ReNew (NASDAQ: RNW) in August 2021. From August 2016 to October 2018, Mr. Kassin was a Managing Director and Head of M&A and Financing at M-III Partners and has over 40 years of experience as both an advisor and investor in public and private equity. At M-III Partners, he completed a US$345 million SPAC transaction for M-III Acquisition Corp., successfully acquiring Infrastructure and Energy Alternatives (NASDAQ: IEA) a leading wind and solar EPC from Oaktree Capital Management, serving on its Board from March 2018 to September 2018. Prior to joining M-III Partners, Mr. Kassin was a Senior Managing Director at Evercore from July 2010 to April 2016, specializing in chemicals and energy. Prior to Evercore, from September 2005 to July 2010, Mr. Kassin was the Head of M&A and Financing for Access Industries, a privately held industrial group which focused on natural resources and chemicals. Mr. Kassin served as a Supervisory Board Member of Basell Polyolefins from 2005 to 2007 and as a Supervisory Board Member of LyondellBasell Industries from 2007 to 2010, where he also served as Chairman of the Finance and Investment Committee and Chairman of the Audit Committee. Earlier in his career, Mr. Kassin held senior investment banking roles at Morgan Stanley, Goldman Sachs and Merrill Lynch He was also a Partner at PwC where he was responsible for its energy M&A consulting practice. Mr. Kassin started his career as a utilities analyst at Standard & Poor’s. Mr. Kassin earned an M.P.A. from the Maxwell School, Syracuse University, United States and a B.A, in Policy Studies from the same university. He also has FINRA Series 24, 63 and 79 Qualifications.

Ms. Kavita Saha is the Head of Infrastructure & Sustainable Energies Group, India, for CPP Investments. This CPP Investments team focuses on evaluation and management of investments in core infrastructure and energy sectors such as transportation, renewable energy generation and utilities. Prior to joining CPP Investments in 2018, Ms. Saha was an MD at JP Morgan India Pvt. Ltd. and part of the India team advising JP Morgan Asian Infrastructure and Related Resources Opportunity Fund (AIRRO) with total assets under management of over US$1 billion. Ms. Saha was responsible for originating and managing Indian investments in sectors such as roads, renewable and conventional power and healthcare infrastructure. She worked previously with Barclays Capital, and with leading Indian financial institutions IL&FS and IDBI, where she was responsible for evaluation, financial structuring and arranging debt and equity finance for projects. Ms. Saha holds an MBA and BSc Physics (Hons) from the University of Delhi, India and is a CFA.

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

Directors to be appointed with effect as of August 23, 2023

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Gold-Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold-Williams also serves as the Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She is a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank, as well as on the US Secretary of Energy’s Advisory Board (SEAB). Previously, Ms. Gold-Williams held other board positions, including First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce. Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Ms. Nicoletta Giadrossi is currently serving as Chair of Gruppo FS Spa, a mobility infrastructure holding company in Italy; Chair of MSX International Ltd, a global business services provider; and Sustainability & HSE Committee Chair in TKE, a German-based elevator company. She also is a member of the board of Royal Vopak N.V., a petrochemicals and new energies storage company listed on Euronext Amsterdam, where she is part of the audit committee and chairs the remuneration committee. Her past roles include being a member of the board of Brembo S.p.A., an automotive components manufacturer listed on the Italian MIB, where she chaired the Remuneration Committee and was a member of the Audit, Risk & Sustainability Committee. Ms. Giadrossi has been a Senior Advisor with Bain Capital Partners in Europe since 2015 and chair of Techouse AS, a cleantech engineering company in Norway, from 2018 to 2023. Ms. Giadrossi has served on the boards of Capricorn Energy Plc from 2017 to 2023; Falck Renewables S.p.A., now Renantis, a leading European renewable energy producer until 2022; IHS Markit Ltd, listed on the NYSE until 2022; Fincantieri SpA, listed on the Italian MIB , until April 2018; Bureau Veritas S.A. and Faiveley Transport S.A., both listed in France, until April 2017; and Aker Solutions Asa, listed in Norway, until 2013. Ms. Giadrossi has experience in leading and participating in audit, risk, sustainability, and remuneration committees. Ms. Giadrossi’s executive career has spanned 30 years in energy, engineering, and capital goods. From 2014 to 2016 she was President, Europe, Africa, India, for Technip, an engineering company, and from 2012 to 2014 she was EVP, Head of Operations, for Aker Solutions. Prior to that, she was VP and General Manager, EMEA, for Dresser Rand (now Siemens Energy). She spent 10 years with General Electric Company in several executive positions, notably General Manager for GE’s Oil and Gas, Refinery & Petrochemicals Division, a position she held until 2005. Ms. Giadrossi started her career at The Boston Consulting Group. She holds a BA in Economics and Mathematics from Yale University and an MBA from Harvard Business School.

Mr. Philip Graham New has served as a non-executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. He has also served as a non- executive director of Almar Water Solutions B.V. since March 2017. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for-profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer-facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

Executive Officers

Mr. Kedar Upadhye joined the Group on May 5, 2022 and was appointed as Group CFO on May 9, 2022. He has more than two decades of diverse and global business experience. Prior to joining ReNew, Mr. Upadhye was President and Global CFO, Cipla, one of India’s largest publicly traded pharmaceutical companies. As CFO at Cipla, Mr. Upadhye headed the global finance and information technology functions and worked across multiple geographies, including the United States Mr. Upadhye's leadership experience includes core financial reporting, business partnership, business model realignment and cost optimization, corporate finance, and global investor relations, apart from implementing several high-impact, cross-functional transformational projects. Before Cipla, Mr. Upadhye was VP and Head, Finance and Investor Relations for NYSE-listed Dr. Reddy’s Laboratories. Mr. Upadhye has also held leadership roles at PepsiCo and Thermax. Mr. Upadhye holds an MBA from the Indian Institute of Management, Bangalore, and is a qualified Company Secretary, as well as a Cost Accountant.

Mr. Balram Mehta is the Group President – ReNew Services Business and joined ReNew India in 2011. He has been instrumental in establishing ReNew India’s wind energy business. As Group President, Mr. Mehta oversees the asset management function at ReNew India and is responsible for managing advocacy functions and site security administration. Mr. Mehta has over 30 years of experience across sectors including the renewable energy industry. Prior to joining ReNew India, Mr. Mehta worked with CLP Wind Farms (India) Private Limited as vice president for renewables operations including construction and O&M. He also worked previously for Enercon India Limited, a wind energy business, and DCM Engineering. He has been a prominent member of technical and industry bodies supporting the development of wind energy. Mr. Mehta holds a bachelor’s degree in technology from the Himachal Pradesh University, with the first rank, and an MBA in operations management from the Indira Gandhi National Open University, New Delhi, India.

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

Mr. Mayank Bansal is Group President – India RE Business. In that role, he is responsible for the growth and profitability of ReNew’s RE portfolio in India, serving Utility and B2B customers. Mr. Bansal has been with ReNew for nearly 5 years, and has been in multiple roles during that tenure. Prior to joining ReNew, he worked at Hindustan Lever, McKinsey & Company, and A T Kearney. Mr. Bansal holds a bachelor’s degree in technology from the Indian Institute of Technology, Mumbai, India, and an MBA from the Indian School of Business, Hyderabad, India.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors or director nominees. Our Chief Sustainability, CSR and Communications Officer, Ms. Vaishali Nigam Sinha, is married to our Founder, Chairman and CEO, Mr. Sumant Sinha.

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

In accordance with the terms of the ReNew Global Shareholders Agreement and letters of appointment of respective directors, all Investor Nominee Directors appointed by Platinum Cactus and CPP Investments are not eligible to receive any retainer fee or any other benefit from the Company. The non-executive independent directors of the Company were paid in accordance with the following terms and conditions of their appointment as approved by the Board for the year ended March 31, 2023 (the amounts payable under below were increased by 5% from April 1, 2023):

A.
Annual cash retainer for board membership - US$ 104,000 per director.
B.
Additional annual cash retainer per director for Board Committee membership - US$ 13,000 for Audit Committee, US$ 10,400 for Remuneration Committee and US$ 9,100 for all other Committees.

C.
Annual cash retainer for Committee Chairs –
a)
Audit Committee: US$ 26,000
b)
Remuneration Committee: US$ 20,800
c)
Other Committee(s): US$ 18,200
D.
Meeting fees – None
E.
Annual cash retainer for Lead Independent Director: US$ 36,000
F.
Restricted Share Units (“RSUs”) are granted to non-executive Independent Directors as set out below:

Grant Frequency	Annual award of RSUs settled in Class A Ordinary Shares would be granted.
Grant Computation	In respect of the F.Y. 2022-23*, the following RSUs were granted to the following Non-Executive Independent Directors under the Non-Employee 2021 Incentive Award Plan:

S. No.	Name of Independent Director	RSU value (US$)	No. of RSUs
1.	Mr. Ram Charan**	192,230	23,346
2.	Mr. Manoj Singh	152,778	19,400
3.	Sir Sumantra Chakrabarti	152,778	19,400
4.	Ms. Vanitha Narayanan	152,778	19,400
5.	Ms. Michelle Robyn Grew	152,778	19,400
6.	Mr. Robert S. Mancini***	59,178	5,918
7.	Mr. Philip Kassin****	67,910	9,782

* The Company’s RSU grant and vesting cycle runs from August to August. Except as noted below, each Independent Director in office on the relevant date received a grant of 15,000 RSUs (with a value of US$ 150,000) on August 23, 2021 and a grant of 22,471 RSUs (with a value of US$ 156,000) on November 21, 2022 with contractual effect from August 25, 2022. The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the F.Y. 2022-23.

** Mr. Charan was granted 25,000 RSUs (with a value of US$ 250,000) on August 25, 2021, because he elected to take his entire annual cash retainer for Board membership in the form of RSUs.

*** Mr. Mancini resigned from the Board with effect from October 4, 2022 and so received no RSU grant with effect from August 25, 2022.

**** Mr. Kassin was appointed to the Board with effect from October 4, 2022 and so on November 21, 2022, he was granted 19,947 RSUs (with a value of US$ 138,477) with contractual effect from October 4, 2022, as a prorated portion of the standard annual entitlement for the RSU cycle

Vesting	100% after 1 year from the effective date of the grant i.e., August 25, 2022 for all Directors except Mr. Kassin, whose effective date of the grant is October 4, 2022.
Trading Restrictions

Directors may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors may not pledge, give margin or otherwise grant an economic interest in any shares in the Company, except as provided in the Insider Trading Policy of the Company.

G.
The compensation paid to non-executive directors for the year ended March 31, 2023 is as set out below:

Particulars	Mr. Ram Charan	Mr. Manoj Singh	Sir Sumantra Chakrabarti	Mr. Philip Kassin	Ms. Michelle Robyn Grew	Ms. Vanitha Narayanan	Mr. Robert S. Mancini*
Fees paid (actual) (in US$)	72,070	159,800	134,213	54,418	135,200	126,100	57,789
RSUs granted to Directors (subject to vesting period)	192,230	152,778	152,778	67,910	152,778	152,778	59,178

* Mr. Robert S. Mancini resigned from the Board effective October 4, 2022.

Compensation of the Executive Director and Senior Management

For the year ended March 31, 2023, the aggregate compensation paid to the executive director and our executive officers for service in all capacities, but excluding grants of share options, was US$ 4,199,778. This amount includes approximately US$ 362,150 set aside or accrued to provide pension, severance, retirement and similar benefits to our executive director and executive officers.

In accordance with his service agreement, Mr. Sumant Sinha was paid an amount equivalent to USD 1,731,442 as aggregate remuneration, which includes USD 931,801 as fixed payments (including other benefits amounting US$ 76,888) and US$ 799,641 as a variable component.

As of March 31, 2023, options to purchase an aggregate of 36,282,889 Class A Ordinary Shares granted to our executive director and executive officers were outstanding under our equity incentive plans with a weighted average exercise price of US$ 8.83 per share, and such options expire 10 years after the date of grant.

Sumant Sinha Employment Agreement

The employment of Mr. Sumant Sinha, Chairman and Chief Executive Officer (“CEO”) of the Company is governed by a service agreement which became effective on August 23, 2021 and was subsequently amended on July 11, 2022 (the “CEO Service Agreement”). Pursuant to the employment agreement, Mr. Sinha serves as the Chairman and Chief Executive Officer of the ReNew group.

For the year ended March 31, 2023, the Board approved an increase in the fixed component of the salary of Mr. Sinha from Rs. 57,000,000 per annum to Rs. 70,000,000 per annum and of his target bonus to Rs. 70,000,000 per annum, as against the earlier formulation of a ‘target bonus’ (Rs. 45,000,000) and a ‘maximum bonus target’ (Rs. 57,000,000). Target bonus allocation across financial and non-financial parameters continues to be 90:10. However, financial performance is now assessed based on providing equal weightage to the Group’s revenue and EBITDA achievement as compared to the earlier assessment limited to only EBITDA. No financial bonus will be payable if the achieved revenue and EBITDA are less than 80% (averaged) of the budgeted amounts. If they are higher, the amount of the financial bonus will be calculated on a linear scale, as a proportion of the weighted share of the target bonus applicable to each parameter equal to the achieved value for the parameter divided by the budgeted value. In addition, Mr. Sinha remains entitled to certain share option grants (see ‘Sumant Sinha Option Grants’ below) and customary benefits.

For the year ending March 31, 2024, the Board has approved an increase in the fixed component of the salary of Mr. Sinha from Rs. 70,000,000 per annum to Rs. 103,300,000 per annum and of his target bonus from Rs. 70,000,000 per annum to Rs. 103,300,000 per annum. The performance measures applicable to Mr. Sinha’s annual target bonus for the year ending March 31, 2024 will be the same as applied to Mr. Sinha’s annual target bonus for the year ended March 31, 2023. The Board approved the payment of a discretionary special bonus of Rs. 335,000,000 to Mr. Sinha in June 2023. The discretionary special bonus is subject to Mr. Sinha achieving the minimum parameters to earn any part of his annual target bonus linked to the financial performance of the Group (as defined in the CEO Service Agreement) for the year ending March 31, 2024. If these minimum parameters are not achieved, Mr. Sinha will be required to repay the entire post tax amount of the discretionary special bonus to the Company within 90 days of the end of the financial year. The Board also approved the grant of an LTIP award with a fair value of approximately US$ 2.0 million and the grant of additional employee share options to purchase 8,000,000 Class A Ordinary Shares, both under the Employee 2021 Plan. The additional share options will be awarded subject to the terms of the Employee 2021 Plan. The grant of the LTIP award and of the additional employee share options to purchase 8,000,000 Class A Ordinary Shares are both subject to shareholder approval of increases in the overall share limit under the Employee 2021 Plan and the associated share allotment authority at the 2023 annual general meeting of the Company.

Mr. Sinha’s LTIP award in respect of year ending March 31, 2024 will take the form of Restricted Stock Units and Performance Shares, the key terms of which will be as follows:

Exercise Price	$0.0001 (Face Value of Awards)
Target LTI Quantum (% of compensation)	Class A Ordinary Shares with a fair value of approximately US$ 2.0 million.
LTI Mix-split of target LTI into Restricted Stock Units (RS) and Performance Shares (PS)	30% RS + 70% PS
Vesting Schedule

RS and PS represent contractual rights to be issued shares upon vesting, as follows.

RS: 1/3rd vesting on each of the first three anniversaries of the grant date subject only to continued employment.

PS: Cliff vesting on the third anniversary of the grant date, subject to continued employment and the achievement of performance metrics.

Performance metrics** for vesting of PS
o
Revenue : 20% Weight
o
Profit After Tax (PAT) : 35% Weight
o
Operating Cash Flow (OCF) : 35% Weight
o
ESG Rating : 10% Weight

Relative Total Shareholder Return (R-TSR) will be used as an additional modifier

Performance – Vesting Relationship for PS

Financial Performance (Revenue, PAT and OCF)

o
Financial performance to be evaluated on a consolidated basis in comparison to targets as approved by the Board annually over a three-year period
o
Below Threshold (<85% of Target) : 0% of Target Vesting
o
At Threshold Performance (85% of Target) : 75% of Target Vesting
o
At Target Performance (100% of Target) : 100% of Target Vesting
o
At Maximum Performance (115% of Target) : 125% of Target Vesting

There would be straight line interpolation between performance levels and vesting will be computed on each metric separately. In case the assessed achievement for a performance metric is negative in any year, the same shall be taken to be NIL for the purpose of calculation of the total performance achievement.

ESG Performance

o
ESG performance to be evaluated via Sustainalytics’ ESG Risk Rating scale on an annual basis over a three-year period
o
ESG Risk Category: Negligible – 125% of Target; Low – 100% of Target, Medium – 75% of Target; High or Severe – 0% of Target Vesting

R-TSR Performance

o
R-TSR Performance to be evaluated on the basis of ReNew’s TSR performance in comparison to other companies’ TSR performance in the S&P Global Clean Energy Index (or such other Index as may be fixed by the Board from time to time) over a 3-year period starting the date of grant (no annual assessment)
o
R-TSR Modifier ranges from -25% (Bottom Quartile performance) to +25% (Top Quartile performance).
o
Overall vesting to have a swing from 50% to 150% (i.e., 75%-25% to 125%+25%).There would be straight line interpolation between Bottom and Top Quartiles

R-TSR modifier vesting % will be added to the vesting % computed on the basis of Financial and ESG performance at the end of the third year from the date of grant

The above performance measures have been selected keeping in mind a mix of factors, including: 1. strong alignment of the plan to ReNew’s core financial performance, sustainability and shareholder value; 2. the measures are objective and easy to measure; and 3. The measures have high market prevalence in a selected peer group.

Mr. Sinha’s grant of additional options to purchase 8,000,000 Class A Ordinary Shares in respect of the year ending March 31, 2024 will be awarded subject to the terms of ReNew’s Employee 2021 Incentive Award Plan. Key terms will be as follows:

1.
Exercise price: The average fair market value (volume-weighted average price of a Class A Ordinary Share on Nasdaq) of a Class A Ordinary Share over the period of 90 calendar days prior to the grant date.
2.
Vesting:
i.
80% of the share options granted will vest over a period of 4 years in a time-based manner out of which the first 20% will vest after a period of 1 year from the date of grant and the remaining 60% will vest over the next 12 quarters (5% per quarter).
ii.
In addition, 5% of the share options will vest at every anniversary of the grant date as mentioned below:

Group EBITDA budgeted for the last financial year	% Options vested
Delivered at 100%	1.0X
Delivered between 90% & 100%	0.5X to 1.0X linear
Delivered below 90%	0.0X

If any options do not vest under the performance criteria indicated above, they will vest on the fourth anniversary of the grant date if the Group achieves its budgeted EBITDA cumulatively over the period of the four financial years from the year ending March 31, 2024 to the financial year ending March 31, 2027 (inclusive) in absolute value (cumulative EBIDTA target for the relevant years) terms.

Mr. Sinha is also employed by ReNew India, the Company’s subsidiary, pursuant to a service agreement under which he receives 20% of his total remuneration from ReNew India; the above total remuneration payable by the Company is reduced by the amount of remuneration paid by ReNew India.

Pursuant to the CEO Service Agreement, Mr. Sinha’s employment will continue indefinitely until terminated by him or the Company on six months’ notice (but the Company may pay him the amounts to which he would be entitled for that period in lieu of notice). If the Company terminates Mr. Sinha’s employment without “cause” or he resigns for “good reason” (each as defined in the CEO Service Agreement) otherwise than within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company he will be entitled to receive (i) 12 months’ base salary, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 12 months’ medical coverage paid by the Company for 12 months and (iv) accelerated granting and vesting of options in accordance with the Employee 2021 Incentive Award Plan (“2021 Plan”) and Mr. Sinha’s option grants. If such qualifying termination occurs within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company, he will be entitled to receive (i) 18 months’ base salary and target bonus, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 18 months’ medical coverage paid by the Company and (iv) accelerated granting and vesting of options in accordance with the 2021 Plan and Mr. Sinha’s option grants. The employment agreement also subjects Mr. Sinha to restrictive covenants, including non-competition, non-solicitation of customers and employees, non-dealing and non-hire, in each case, lasting for 12 months following the termination of his employment.

Employment Agreement of Executive Officers other than Sumant Sinha

The employment agreements of the Company’s executive officers other than Mr. Sinha are governed by Indian law. The agreements may be terminated by either party with prior written notice of 90 days. We also reserve the right to terminate the employment with immediate effect without any compensation or notice, on account of any act which may constitute ‘misconduct’ under our policies or applicable laws. Executive officers are entitled to a monthly compensation and share options. For more details on their compensation, see section titled “Compensation of the Executive Director and Senior Management” above and “Equity Compensation” below.

Equity Compensation

Employee 2021 Incentive Award Plan

On August 23, 2021, we adopted and our shareholders have approved the Employee 2021 Incentive Award Plan, or the “Employee 2021 Plan,” under which the Company may grant cash and equity-based incentive awards to eligible employees, including our executive director, in order to attract, retain and motivate the persons who make important contributions to the Company. The material terms of the Employee 2021 Plan are summarized below.

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

Shares available for awards

An aggregate of 18,543,061 Class A Ordinary Shares (out of an original allotment of 65,030,157 Class A Ordinary Shares) is available for issuance under the Employee 2021 Plan. The Board has proposed increasing the number of shares available for issuance by 22,969,843 Class A Ordinary Shares (in addition to the existing number available for issuance, thereby taking overall limits to 88,000,000 Class A Ordinary Shares), subject to approval of shareholders at the 2023 annual general meeting. As of March 31, 2023, options for 217,426 Class A Ordinary Shares had been exercised pursuant to the Employee 2021 Plan.

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

Clawback provisions, transferability and participant payments

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

Sumant Sinha Option Grants

On August 23, 2021, immediately following the Closing of the Business Combination, Mr. Sinha was granted options to purchase 29,262,715 Class A Ordinary Shares of the Company. 6,216,750 of these options have an exercise price of $ 4.53 per Class A Ordinary Share and were fully vested by March 31, 2023. The remaining 23,045,965 of these options have an exercise price of $10 per Class A Ordinary Share and 6.25% of them vest at the end of each quarter (with the first vesting on September 30, 2021) until they are fully vested, subject to Mr. Sinha’s continuous employment through each such vesting date. Vesting will be accelerated in the event of the termination of Mr. Sinha’s employment other than by the Company for cause or by Mr. Sinha without good reason (as such terms are defined in his service agreement) or in the event of a change in control (as defined in the Employee 2021 Plan) to which Mr. Sinha objects in writing, or in the case of cessation of employment for death or incapacitation. All the said Options granted to Mr. Sumant Sinha will expire on August 23, 2031 unless exercised earlier. 10,082,610 of these options had vested by March 31, 2023.

Pursuant to the CEO Service Agreement Mr. Sinha is entitled to be granted: (a) ‘time-based options’ to purchase 3,687,354 Class A Ordinary Shares in the Company on August 23, 2022 and then, subject to his continued employment through each grant date, on August 23 in each of 2023, 2024 and 2025; and (b) ‘performance-based options’ to purchase 921,839 Class A Ordinary Shares in the Company within 60 days following the end of the Company’s financial years ending on March 31 in 2022, 2023, 2024 and 2025, subject to Mr. Sinha’s continuous employment through each grant date and the Group’s achieving its consolidated target EBITDA for those years in its pre-Closing investor presentation as filed with the SEC (2022: US$ 810 million; 2023: US$ 1,135 million; 2024: US$ 1,425 million; 2025: US$ 1,685 million. If the EBITDA target for any financial year is not met, then the grants will accumulate and Mr. Sinha will be entitled to receive a full catch-up of all previous ungranted performance-based options in the first year when the consolidated EBITDA target for the year is met. If none of the targets are met for the 5 financial years after the Grant Date, then future grants of the performance-based options will be subject to meeting the consolidated EBITDA targets set by the Board. Each of the time- based options and the performance-based options will vest as to 12.5% on the last day of each of the first eight calendar quarters after their respective grant date.

On August 23, 2022, Mr. Sinha was granted 3,687,354 ‘time-based options’ with an exercise price of $ 10.00 per Class A Ordinary Share, of which 1,382,758 had vested by March 31, 2023. No performance-based options have been awarded in respect of the financial year ended March 31, 2023, because the relevant EBITDA target for that year was not attained.

Accordingly, as of March 31, 2023, the total number of vested options held by Mr. Sinha was 17,682,118 (6,216,750 exercisable at $ 4.53 per share and 11,465,368 at $ 10 per share).

Management Option Grants

Immediately following the Closing of the Business Combination, certain members of management were granted options to purchase 6,797,500 Class A Ordinary Shares which have an exercise price per Class A Ordinary Share equal to $10.00 and vest as per the following terms.

During the financial year ended March 31, 2023, certain members of management were granted an option to purchase 2,239,000 Class A Ordinary Shares of the Company which we refer to as the “Management Options”. The Management Options have an average exercise price per Class A Ordinary Share equal to $ 8.63 and vest as per the following terms.

(i)
80% of the share options granted will vest over a period of 4 years in a time-based manner out of which the first 20% will vest after a period of 1 year from the date of grant and the remaining 60% will vest over the next 12 quarters (5% per quarter).
(ii)
In addition, 5% of the share options will vest at every anniversary of the grant date as mentioned below:

Group EBITDA budgeted for the fiscal year	% Options vested
Delivered at 100%	1.0X
Delivered between 90% & 100%	0.5X to 1.0X linear
Delivered below 90%	0.0X

(iii)
If any options do not vest based on the performance criteria indicated above during the 4- year period, they will vest on the fourth anniversary of the grant date if the Group achieves its budgeted EBITDA cumulatively over the said 4 years in absolute value (cumulative EBIDTA target for the relevant years) terms.

Non-Employee 2021 Incentive Award Plan

On August 23, 2021, the Company adopted and our shareholders have approved the Non-Employee 2021 Incentive Award Plan, or the “Non-Employee 2021 Plan”, under which the Company may grant cash and equity based incentive awards to eligible non- executive directors and eligible non-employee service providers in order to attract, retain and motivate the persons who make important contributions to it. The material terms of the Non-Employee 2021 Plan are summarized below.

Eligibility and administration

Our and our subsidiaries’ non-employee directors and eligible non-employee service providers will be eligible to receive awards under the Non-Employee 2021 Plan. The Non-Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Non-Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the Non-Employee 2021 Plan, to interpret the Non-Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Non-Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible non-employee directors or non-employee service providers receive awards and set the terms and conditions of all awards under the Non- Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Non- Employee 2021 Plan.

Shares available for awards

An aggregate of 300,000 Class A Ordinary Shares was initially available for issuance under the Non-Employee 2021 Plan; provided that in no event shall the aggregate number of ordinary shares issued under the Non-Employee 2021 Plan exceed a number equal to (i) the number of ordinary shares available for issuance under the Employee 2021 Plan minus (ii) the number of ordinary share issued under the Employee 2021 Plan. The Board has proposed increasing the number of shares available for issuance by 1,000,000 Class A Ordinary Shares (in addition to the existing number available for issuance, thereby taking the overall limit to 1,300,000 Class A Ordinary Shares), subject to approval by shareholders at the 2023 annual general meeting.

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

Clawback provisions, transferability and participant payments

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

For the year ended March 31, 2023, the aggregate compensation, including directors’ fees but excluding grants of share options, to our executive director and executive officers included in the list herein, was US$ 4,199,778. Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B. Except as otherwise disclosed, the above cash compensation does not include share compensation and employee benefits to our directors and senior management.

Outstanding Options at the Company (for directors and executive officers)

Outstanding Options as of March 31, 2022	Options Granted during the year	Options exercised during the year	Options cancelled/forfeited during the year	Outstanding as of March 31, 2023
33,355,995	4,087,354	NIL	700,000	36,743,349

Notes:

1.
This includes options granted/cancelled with respect to Mr. Muthukumaran, who resigned from the position of CFO .
2.
As of March 31, 2023, a total of 20,414,938 options held by our directors and executive officers were vested.

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

Board of Directors

As of March 31, 2023, our Board consisted of 9 directors, being (A) six independent directors, of which two are female directors and one Lead Independent Director, satisfying the independence requirements of the Nasdaq and (B) three directors appointed and maintained in office by certain of our investors including one female director.

On July 17, 2023, the Board appointed Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New as Non-Executive Independent Directors with effect from August 23, 2023. The appointment is subject to the approval of the Company’s shareholders at the 2023 annual general meeting of the Company and, if approved, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2025.

Mr. Ram Charan and Ms. Michelle Robyn Grew, Independent Directors of the Company retire on August 22, 2023 due to expiry of their term. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director is expiring on August 22, 2023 in terms of the Articles of Association of the company due to expiration of the director nomination rights of MKC Investments LLC.

During the year, Ms. Kavita Saha was appointed as CPP Investments Nominee Director in place of Mr. Anuj Girotra from August 10, 2022, Mr. Yuzhi Wang was appointed as Platinum Cactus Nominee Director in place of Mr. Projesh Banerjea as of June 12, 2022, and Mr. Philip Kassin was appointed as Independent Director and MKC Investments Nominee Director as of October 4, 2022 in place of Mr. Robert S. Mancini. Further, Mr. Michael Specht Bruun, stepped down from the Board as of March 10, 2023. As of March 31, 2023, GSW held only one Class A Ordinary Share in the Company (which it disposed of subsequent to the financial year end).

Mr. Toshihiro Oki was appointed as Observer on behalf of JERA in place of Mr. Satoshi Yajima with effect from May 6, 2022.

Mr. Manoj Singh was appointed as Lead Independent Director with effect from January 1, 2023 to hold office until August 23, 2024, subject to continuing to hold the office of Independent Director.

Until August 23, 2023, the maximum number of directors on our Board is set by the ReNew Global Shareholders Agreement and the ReNew Global Articles at eleven (11) and any action by the Board to increase or decrease the maximum requires the prior written consent of each Shareholders Agreement Investor that has the right, at such time, to appoint a director.

On April 28, 2023, when GSW ceased to hold any shares, the ReNew Global Shareholders Agreement terminated with respect to GSW and GSW ceased to be a Shareholders Agreement Investor. The Company and the remaining Shareholders Agreement Investors entered into an amendment to the ReNew Global Shareholders Agreement dated July 17, 2023 (executed and effective on July 24, 2023) pursuant to which the ReNew Global Shareholders Agreement was amended, principally to change the parties’ agreements as to the rights of significant investors in the Company under the ReNew Global Shareholders Agreement to appoint directors and associated provisions. Accordingly, the Board intends to propose the Amended Articles to shareholders for adoption at the Company’s 2023 annual general meeting so as to remove the inconsistencies between the current ReNew Global Articles and the ReNew Global Shareholders Agreement that have arisen as a result of the latter’s amendment.

From August 23, 2023, the ReNew Global Shareholders Agreement sets the maximum number of directors at (i) ten Directors, if there are three or fewer Investor Nominee Directors (other than the Founder Director); or (ii) 11 Directors, if there are four Investor.

Nominee Directors (other than the Founder Director), with the same consent requirement for actions to change this. The Amended Articles, if adopted, will provide likewise.

Term of Office for Directors

The ReNew Global Shareholders Agreement provides, and the Amended Articles (if adopted) will provide, that the Founder Investors have the right to appoint the Founder as a Director of the Company for so long as he is the CEO or Chairman or they (along with their affiliates) hold at least 40% of the Equivalent Voting Beneficial Shares they held as of the Closing Date, whichever is longer. Also, other Shareholders Agreement Investors have the right to appoint the Investor Nominee Directors as described in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.

Except Mr. Philip Kassin who was appointed as of October 4, 2022 until August 22, 2023, all Independent Directors of the Company are appointed for an initial term of two years, subject to Company’s shareholders' approval at its annual general meeting following the appointment.

Board Diversity Matrix

(as of March 31, 2023)
Country of Principal Executive Offices:	India
Foreign Private Issuer	England and Wales
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Committees of the ReNew Global Board

The Board has five committees: an audit committee, a remuneration committee, a nomination and board governance committee and a finance and operations committee and an environmental, social and governance Committee. Each committee’s members and functions are as described below.

Audit Committee

The Company’s audit committee (the “Audit Committee”) consists of three (3) independent directors. The members of ReNew Global’s Audit Committee as of March 31, 2023 were Mr. Manoj Singh, Ms. Vanitha Narayanan, and Ms. Michelle Robyn Grew. Mr. Singh is the chairperson of the committee. Each committee member satisfies the independence requirements of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. The Board has determined that Mr. Singh qualifies as an audit committee financial expert within the meaning of the SEC rules. The Audit Committee is responsible for, among other things:

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

Remuneration Committee

The Company’s remuneration committee (the “Remuneration Committee”) consists of three (3) directors The members of the Remuneration Committee as of March 31, 2023, were Mr. Manoj Singh, Mr. Sumant Sinha and Sir Sumantra Chakrabarti. Mr. Singh is the chairperson. During the year, Sir Sumantra Chakrabarti was appointed as member of the Remuneration Committee in place of Mr. Michael Specht Bruun. The Remuneration Committee is responsible for, among other things:

•
reviewing the compensation for the Company’s executive officers;
•
reviewing the Company’s executive officers’ employment agreements;
•
periodically reviewing the management development and succession plans for the Executive Officers other than the CEO and such other officers of the Company as it may deem fit;
•
administering the Company’s executive compensation programs and employee share option plans in accordance with the terms thereof; and
•
carrying out such other matters that are specifically delegated to the Remuneration Committee by the Board from time-to- time.

On May 18, 2023, the Board of the Company approved amendments to its Remuneration Charter. The scope of the charter was expanded to cover reviewing the management development and succession plans for the Executive Officers other than the CEO and such other officers of the Company as it may deem fit.

Nomination and Board Governance Committee

The Company’s Nomination and Board Governance Committee (the “Nomination Committee”) consists of three (3) directors. The members of the Nomination Committee as of March 31, 2023 were Sir Sumantra Chakrabarti, Mr. Sumant Sinha and Ms. Kavita Saha. Sir Sumantra is the chairperson. During the year, Ms. Kavita Saha was appointed as member of the Nomination Committee in place of Mr. Anuj Girotra. The Nomination Committee is responsible for, among other things:

•
Director Nominees. The Nomination Committee shall identify individuals qualified to become members (other than Investor / Founder nominee directors appointed in terms of the Articles of Association of the Company) of the Board with the goal of ensuring that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. Prior to the appointment of a director, the proposed appointee should be required to disclose any other business interests that may result in a conflict of interest and be required to report any future business interests that could result in a conflict of interest;
•
Criteria for Selecting Directors. The criteria to be used by the Nomination Committee in recommending directors (other than Investor / Founder nominee directors appointed in terms of the Articles of Association of the Company) and by the Board in nominating such directors are as set forth in the Corporate Governance Guidelines;
•
Succession Planning. The Committee, in close consultation with the Board Chairman and Lead Independent Director, shall, at such periodicity as it deem fit, consider succession plans for the CEO positions, and make suitable recommendation to the Board for consideration;
•
Board Committee Structure and Membership. The Nomination Committee will annually review the Board committee structure and recommend to the Board for its approval, directors to serve as members of each committee;
•
Corporate Governance Guidelines. The Nomination Committee will develop and recommend to the Board the Corporate Governance Guidelines. The Nomination Committee will, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval;
•
Board Evaluations. The Nomination Committee shall oversee the periodic evaluations of the Board and/or its members;
•
Reporting. The Nomination Committee shall review and approve any disclosure and reporting (including in financial statements) relating to the appointment and nomination of directors, the composition of the Board and succession planning;
•
Reports to the Board of Directors. The Nomination Committee shall report regularly to the Board regarding the activities of the Nomination Committee;
•
Committee Evaluation. The Nomination Committee shall periodically perform an evaluation of the performance of the Nomination Committee; and
•
Review of the Nomination and Board Governance Committee Charter. The Nomination Committee shall annually review and reassess the Nomination and Board Governance Committee Charter and submit any recommended changes to the Board for its consideration.

On May 18, 2023, the Board of the Company approved amendments to its Nomination and Board Governance Committee Charter. The scope of the charter was modified by moving the talent management and succession planning and performance appraisal of Executive Officers (other than the CEO) to the Remuneration Committee.

Environment, Social and Governance Committee

The Environment, Social and Governance (“ESG”) Committee consists of four independent directors of the Company. The members of ESG Committee as of March 31, 2023 were Ms. Michelle Robyn Grew, Mr. Ram Charan, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan. Ms. Grew is the chairperson of the ESG Committee. Ms. Kavita Saha is an invitee to the ESG Committee up to August 23, 2023. The ESG Committee is responsible for, among other things, overseeing and strengthening of the Company’s ongoing ESG, sustainability and corporate social responsibility commitments and actions. The ESG Committee aims to assist the Board of Directors by:

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
•
The ESG Committee shall report regularly to the board regarding its activities;

•
The ESG Committee shall periodically perform an evaluation of the performance of the ESG Committee; and
•
The ESG Committee shall annually review and reassess the ESG Charter and submit any recommended changes to the Board for its consideration.

Finance and Operations Committee

The Finance and Operations Committee (“F&O Committee) consists of four directors of the Company out of which one is independent. The members of F&O Committee as of March 31, 2023 were Mr. Sumant Sinha, Ms. Kavita Saha, Mr. Yuzhi Wang and Mr. Philip Kassin. Mr. Sinha is the chairperson of the F&O Committee. Ms. Vanitha Narayanan is a permanent invitee to the committee. During the year, Ms. Kavita Saha was appointed as member of the F&O Committee in place of Mr. Anuj Girotra, Mr. Yuzhi Wang was appointed as member of the F&O Committee in place of Mr. Projesh Banerjea and Mr. Philip Kassin was appointed as member in place of Mr. Robert S. Mancini. Further, Mr. Michael Specht Bruun ceased to be member of F&O Committee. The F&O Committee is responsible for investment, borrowings, bidding and M&A related matters.

D.
Employees

As of March 31, 2021, 2022 and 2023, we had 1215, 1,675 and 2,481 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March 31,
Function:	2021	2022	2023
Business Support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	350	467	477
Business Development (includes business development and bidding teams)	37	54	134
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	-	-	170
Design and Engineering (includes design, technical and power evacuation teams)	191	298	193
Procurement and Commercial	27	46	52
Module and Cell Manufacturing	-	-	160
Project Execution	224	304	537
Operations and Maintenance (includes project asset management and performance monitoring teams)	341	441	667
Quality Health Safety and Environment	45	65	91
Total	1,215	1,675	2,481

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2023 by:

•
each person known by us who is the beneficial owner of 5% or more of our outstanding Class A, Class B, Class C and Class D Ordinary Shares;
•
each of our executive officers and directors individually; and
•
all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of these same securities.

As of March 31, 2023, 254,673,898 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. The Company as of March 31, 2023 held 28,010,273 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

Upon the sale or transfer of a Class C Ordinary Share by CPP Investments, each such Class C Ordinary Share will automatically be re-designated as one (1) Class A Ordinary Share in the hands of a transferee, in the circumstances described in Article 8.3 of the ReNew Global Articles. See section titled “Memorandum and Articles of Association — Description of Share Capital” under Item 10.B.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from ReNew Global is Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Beneficial Owners	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares (1)	Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares (2)	Number of Class C Ordinary Shares	Percentage of Class C Ordinary Shares	Number of Class D Ordinary Shares	Percentage of Class D Ordinary Shares
Five Percent Holders
CPP Investments(3)	88,846,844	33.3		-	118,363,766	100	1	100
Platinum Cactus(4)	58,170,916	22.8		-	-			-
JERA(5)	28,524,255	11.2		-	-			-
Directors and Executive Officers					-
Mr. Sumant Sinha(6)(7)	17,682,118	6.5	1	100.00	-
Ms. Kavita Saha	-	-		-	-			-
Mr. Yuzhi Wang	-	-		-	-			-
Mr. Ram Charan	25,000	0.0		-	-			-
Mr. Manoj Singh	15,000	0.0		-	-			-
Mr. Philip Kassin	1,575,940	0.6		-	-			-
Sir Sumantra Chakrabarti	15,000	0.0		-	-			-
Ms. Vanitha Narayanan	15,000	0.0		-	-			-
Ms. Michelle Robyn Grew	15,000	0.0		-	-			-
Mr. Kedar Upadhye(7)	-	-	-	-	-			-
Mr. Mayank Bansal(7)	*	*	-	-	-			-
Mr. Sanjay Varghese(7)	*	*	-	-	-			-
Mr. Balram Mehta(7)	*	*	-	-	-			-
All directors and executive officers as a group (13 persons)(8)	21,375,878	7.79	-	-	-			-

Notes:

* Less than 1%

(1)
In calculating the percentages, (a) the numerator is the relevant holder’s beneficial holding of Class A Ordinary Shares as of March 31, 2023 (calculated as set out above, including the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities exercisable any time within 60 days); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2023 and the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities that, as of March 31, 2023, were held by the relevant holder and exercisable within 60 days, if any (but not the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities held by any other beneficial owner).
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and (b) the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.
(3)
Represents one Class D Ordinary Share 118,363,766 Class C Ordinary Shares and 76,501,166 Class A Ordinary Shares, plus beneficial interests in 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time (as at March 31, 2023: 12,345,678) equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. The Class D Ordinary Share held by CPP Investments shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. The Business Combination Agreement grants CPP Investments the right to, at its discretion, transfer the ReNew India Ordinary Shares held by CPP Investments to ReNew Global in exchange for an aggregate of 12,345,678 Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments had transferred all its ReNew India Ordinary Shares in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.
(4)
Platinum Cactus is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Platinum Cactus and Platinum Hawk C 2019 RSC Limited. Platinum Hawk C 2019 RSC Limited is the trustee of Platinum Cactus. Platinum Hawk C 2019 RSC Limited is a wholly owned subsidiary of ADIA, the beneficial owner of 58,170,916 Class A Ordinary Shares. The principal business address of ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates 3600. The address of Platinum Hawk C 2019 RSC Limited is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. ADIA is a public institution wholly owned by the Government of the Emirate of Abu Dhabi and subject to its supervision.
(5)
JERA Power RN B.V. is a company organized under the laws of the Netherlands, and wholly owned subsidiary of JERA Co., Inc., having its registered office at De entrée 250, 1101EE Amsterdam, The Netherlands. Under SEC rules, JERA Co., Inc. may be deemed to have beneficial ownership of the shares held by JERA Power RN B.V. JERA Co., Inc., a company organized under the laws of Japan. JERA Co., Inc. is managed by a board of directors and because the board of directors acts by consensus/majority approval, none of the members of the JERA Co., Inc. board of directors has sole voting or dispositive power with respect to the securities of ReNew held by JERA. JERA Co., Inc, has its registered office at Nihonbashi Takashimaya Mitsui Building 25th Floor 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan.
(6)
Mr. Sinha is the record holder of one Class B Ordinary Share, which carries voting rights equal to a number of votes from time to time (as at March 31, 2023: 13,554,680) equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 under the Business Combination Agreement. As at March 31, 2023: 82 Class A Ordinary Shares would have been so issuable to Mr. Sinha, 6,498,329 to Cognisa and its affiliates and 7,056,269 to Wisemore and its affiliates. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, 17,682,118 Class A Ordinary Shares are issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days as of March 31, 2023.
(7)
Represents Class A Ordinary Shares issued and issuable upon the exercise of options held by Messrs. Sumant Sinha, Kedar Upadhyay, Mayank Bansal, Sanjay Varghese and Balram Mehta and that were exercisable within 60 days as of March 31, 2023.
(8)
This includes 19,714,938 options held by the executive director and executive officers of ReNew Global that are vested and exercisable, and that were exercisable within 60 days as of March 31, 2023.

B.
Related Party Transactions

Shareholders Agreement

The Company entered into the ReNew Global Shareholders Agreement on August 23, 2021 with the Founder Investors, GSW, CPP Investments, Platinum Cactus, JERA and RMG Sponsor II, or together the “Shareholders Agreement Investors”. On April 28, 2023, when GSW ceased to hold any Shares, the ReNew Global Shareholders Agreement terminated with respect to GSW and GSW ceased to be a Shareholders Agreement Investor. Pursuant to an amendment agreement dated July 17, 2023 (executed on July 24, 2023) between the Company and the Shareholders Agreement Investors, attached hereto as exhibit 4.17, the ReNew Global Shareholders Agreement was amended, inter-alia to change the parties’ agreements as to the rights of major investors in the Company under the ReNew Global Shareholders Agreement to appoint directors and associated provisions.

Furthermore, on July 24, 2023, Renew Global entered into a standstill agreement with CPP Investments (the “Standstill Agreement”), attached hereto as exhibit 4.18, pursuant to which CPP Investments agreed not to, directly or indirectly and either alone or jointly, acquire, offer or propose to acquire, or enter into any agreement to acquire any interest in any Class A Ordinary Shares (or rights or options to acquire any Class A Ordinary Shares), or any securities convertible into or exchangeable for Class A Ordinary Shares from July 24, 2023 to July 23, 2026, subject to certain exceptions and other terms and conditions set forth therein, including earlier termination of the standstill period upon the occurrence of certain events.

Pursuant to the ReNew Global Shareholders Agreement, among other things, the Company and the Shareholders Agreement Investors agreed that (i) the majority of the directors on the Board will not be resident in India, the United Kingdom, the Channel Islands or the Isle of Man and (ii) during the period commencing on the Closing Date until August 23, 2023, the Board will be comprised of up to eleven (11) directors, six (6) of whom must qualify as “independent” directors as determined in accordance with the rules and regulations of Nasdaq and the SEC (including at least two female independent directors). From and after August 23, 2023, the ReNew Global Shareholders Agreement requires the Board to be comprised of (i) up to ten (10) Directors, if there are three (3) or fewer Investor Nominee Directors (other than the Founder Director) or (ii) up to eleven (11) Directors, if there are four (4) Investor Nominee Directors (other than the Founder Director), in each case (A) a majority of whom must be Independent Directors, and (B) at least two (2) of the directors must be female.

Pursuant to the ReNew Global Shareholders Agreement, certain Shareholders Agreement Investors have the right to appoint or reappoint certain directors (“Investor Nominee Directors”) to the Board as follows:

(i)
until August 23, 2023, for so long as Platinum Cactus, together with its affiliates, holds at least 15% of the Equivalent Outstanding Voting Beneficial Shares, Platinum Cactus has the right to appoint one (1) director to the ReNew Global Board, who initially was Mr. Projesh Banerjea and is now Mr. Yuzhi Wang;
(ii)
until August 23, 2023, for so long as CPP Investments, together with its affiliates, holds : (i) at least 26% of the Equivalent Outstanding Voting Beneficial Shares, CPP Investments has the right to appoint two Directors to the ReNew Global Board, or (ii) at least 15% of the Equivalent Outstanding Voting Beneficial Shares, CPP Investments has the right to appoint one Director to the ReNew Global Board ; CPP Investments initially appointed Mr. Anuj Girotra and has now appointed Ms. Kavita Saha;
(iii)
for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Equivalent Voting Beneficial Shares held by the Founder Investors as of the Closing Date or (ii) for so long as the Founder is the Chief Executive Officer or Chairman of the ReNew group, whichever is longer, the Founder Investors have the right to appoint one (1) director (the “Founder Director”) to the ReNew Global Board, which must be the Founder himself for so long as he is the Chief Executive Officer or Chairman of the ReNew group; and
(iv)
from August 23, 2023 any “Major Investor” (being the Shareholders Agreement Investor holding the largest Effective Economic Interest, if it holds at least 26% of the Equivalent Outstanding Voting Beneficial Shares) will be entitled to appoint two Directors to the ReNew Global Board and either the two (if there is a Major Investor) or the four (if there is not) Voting Investors (being shareholders other than the Founder Investors) holding the highest percentages (provided these are at least 15%) of the Equivalent Outstanding Voting Beneficial Shares will have the right to appoint one Director.

In addition, pursuant to the ReNew Global Shareholders Agreement, from Closing of the Business Combination until the second anniversary of the Closing Date, one (1) director will be Mr. Robert S. Mancini, or if he resigns or is otherwise unable to serve as a director prior to the second anniversary, his successor appointed by MKC Investments (as assignee of RMG Sponsor II) to the ReNew Global Board. Mr. Robert S. Mancini has now been succeeded by Mr. Philip Kassin.

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

Each of JERA (provided that it, together with its Affiliates, holds at least 40% of the Class A Ordinary Shares held by it as of the Closing Date and it does not hold a right to appoint an Investor Nominee Director at the relevant time), MKC Investments (for so long as it, together with its affiliates, holds at least 40% of the Effective Economic Interest (defined below) held by it on the Closing Date (disregarding dilution resulting from certain share issuances by ReNew Global)) and the Founder (for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Effective Economic Interest held by the Founder Investors as of the Closing Date (disregarding dilution resulting from any share issuances by ReNew Global)) have the right to appoint one individual as an observer on the ReNew Global Board and to remove such individual so appointed and to appoint another individual in that individual’s place. The Company and the Shareholders Agreement Investors agreed to take all necessary actions to cause the appointment of such observers, who will be entitled to (a) receive a copy of all notices, documents and other materials which are provided to directors of the Company, or which directors of the Company are entitled to, at the same time such notices, documents and other materials are provided to the directors, in connection with any meetings of the board or any committee of the board or any other matters to be resolved upon by the board and (b) attend all meetings of the board and any committee of the board, but such observers will not to be a director of the Company and, accordingly, will not be entitled to vote in any meetings of the board or any committee of the board or be counted for purposes of deciding whether there is a quorum at a meeting.

Pursuant to the ReNew Global Shareholders Agreement, the Company is required to procure that, by no later than August 23, 2027, each Director (other than Directors who hold an executive position with the Company) is elected on an annual basis at a general meeting of the Company’s shareholders.

Pursuant to the ReNew Global Shareholders Agreement, the Company and the Shareholders Agreement Investors agreed that, any action by the Board to increase or decrease the maximum size of the Board will require the prior written consent of each Shareholders Agreement Investor that has the right to appoint a director at such time pursuant to the terms of the ReNew Global Shareholders Agreement, except that if a Shareholders Agreement Investor with a director appointment right ceases to have such appointment right, the size of the Board may be decreased by the director such Shareholders Agreement Investor ceases to have such right to appoint, without the consent of any Shareholders Agreement Investor.

“Effective Economic Interest” means, with respect to a Shareholders Agreement Investor or a Significant Shareholder, as applicable, at a particular time of determination, the percentage equal to (a) (i) the total number of Class A Ordinary Shares and Class C Ordinary Shares, if any, held by such Shareholders Agreement Investor and its affiliates or such Significant Shareholders and its affiliates, as applicable, at such time, plus (ii) the number of Class A Ordinary Shares that would have been issued to such Shareholders Agreement Investor and its affiliates or such Significant Shareholder and its affiliates, as applicable, had they exchanged the ReNew India Ordinary Shares, if any, that they continue to hold at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing), divided by (b) the Equivalent Outstanding Economic Beneficial Shares at such time. However, the effect of the issue or buy-back of certain shares after August 23, 2021, is disregarded for the purpose of this calculation under the ReNew Global Shareholders Agreement.

“Equivalent Outstanding Economic Beneficial Shares” means, at a particular time of determination, (a) the total number of Class A Ordinary Shares and Class C Ordinary Shares issued and outstanding at such time, plus (b) the total number of Class A Ordinary Shares that would have been issued to Shareholders Agreement Investors and their affiliates if they had exchanged the ReNew India Ordinary Shares that they continue to hold at such time for Class A Ordinary Shares at the exchange ratio (0.8289) under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global’s shares or ReNew India Ordinary Shares after the Closing).

“Equivalent Outstanding Voting Beneficial Shares” means, as of a particular time of determination, an amount equal to (a) the aggregate of the Equivalent Voting Beneficial Shares of the Founder Investors and CPP Investments and their respective affiliates as of such time, plus (b) the total number of issued and outstanding Class A Ordinary Shares as of such time.

“Equivalent Voting Beneficial Shares” means, with respect to the Founder Investors or CPP Investments, as applicable, as of a particular time of determination, an amount (rounded down to the nearest whole number) equal to (a) the number of ReNew India Ordinary Shares held as of such time by such Investor and its affiliates on an as-converted basis, multiplied by (b) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after the Closing).

“ReNew India Ordinary Shares” means the equity shares in the issued, subscribed and paid-up share capital of ReNew India having a par value of Rs. 10 each.

Removal; Resignation; Vacancies

Each Shareholders Agreement Investor that has the right to appoint a director to the Board has the right to remove its appointed director on the Board and the exclusive right to appoint a replacement director to fill any vacancy that is created at any time by the death, disqualification, disability, retirement, removal, failure of being elected or resignation of such Shareholders Agreement Investors’ appointed director on the Board, and the Company will be obligated to cause such vacancy to be filled, as soon as possible, by such replacement director. The Company has further agreed that, subject to applicable law, it will not propose any resolution to its shareholders which would, if passed, remove, reduce, restrict, impair or otherwise prejudice the rights and powers of any Shareholders Agreement Investor (or any director appointed by such Shareholders Agreement Investor on the Board) under the ReNew Global Shareholders Agreement, including its director appointment rights, if any, other than any such resolution requested by such Shareholders Agreement Investor or that is required by applicable law.

If a Shareholders Agreement Investor with a director appointment right ceases to have such right pursuant to the terms of the ReNew Global Shareholders Agreement such that there are any seats on the Board for which no Shareholders Agreement Investor has the right to appoint a director, the selection of any director to full that seat will be conducted in accordance with applicable law and the organizational documents of the Company then in effect.

Board Committees; Other Governance Principles

In accordance with the ReNew Global Shareholders Agreement, the Company agreed to cause the Board to establish and maintain, from and following the Closing Date, an audit committee, a remuneration committee, a nomination committee and a finance and operations committee, comprised as follows:

(i)
the audit committee consists of three (3) directors who must qualify as “independent” directors as determined in accordance with the rules and regulations of Nasdaq and the SEC;
(ii)
the remuneration committee consists of (i) one (1) director who must qualify as an “independent” director as determined in accordance with the rules and regulations of Nasdaq and the SEC (who will be the chairman of the remuneration committee); (ii) one (1) director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors;
(iii)
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
(iv)
the finance and operations committee consists of (i) one (1) director who must qualify as an “independent” director as determined in accordance with the rules and regulations of Nasdaq and the SEC (who will be the chairman of the remuneration committee), (ii) one (1) director appointed by each Shareholders Agreement Investor that, together with its affiliates, holds an Effective Economic Interest equal to or greater than 10% and that has a director appointment right and (iii) the director appointed by the Founder Investors; and
(v)
the ESG committee.

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

Notwithstanding the contemplated composition of the committees discussed above, the Company and the Shareholders Agreement Investors will agree to take all necessary actions within their control (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of any resolutions) to implement and effect the following governance principles within the applicable time period:

•
from August 23, 2023, all committees of the Board will have a majority of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC; but any Major Investor will have the right to appoint one Investor Nominee Director to each committee except on the Audit Committee, and the Founder will have the right to appoint the Founder Director to the Nomination Committee and the Finance and Operations Committee;

•
by August 23, 2026, the Company and each Shareholder Agreement Investor must consult with each other in good faith concerning the member independence requirement for the committees of the Board; but if they do not reach agreement, then from that date all committees of the Board will consist only of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC, except for one representative of the ReNew group where necessary and permitted by applicable law; and
•
by August 23, 2023, a lead independent director must be appointed to the Board.

Observer rights

JERA is entitled (provided that it, together with its Affiliates, holds at least 40% of the Class A Ordinary Shares held by it as of the Closing Date and it does not hold a right to appoint an Investor Nominee Director at the relevant time) from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place, (ii) for so long as RMG, together with its Affiliates, holds at least 40% of the Effective Economic Interest held by RMG as of the Closing Date (excluding, any dilution post-Closing Date), RMG shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place and (iii) for so long as the Founder, together with his Affiliates, including the other Founder Investors, holds at least 40% of the Effective Economic Interest held by the Founder Investors as of the Closing Date (excluding, any dilution post-Closing Date), the Founder shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place.

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

Restrictions Relating to ReNew

For so long as CPP Investments or a Founder Investor continues to hold ReNew India Ordinary Shares following the Closing, the Company has agreed under the ReNew Global Shareholders Agreement not to permit the Company to, without CPP Investments’, such Founder Investor’s and, in the case of the matters contemplated by clauses (i) through (iii), Platinum Cactus’s prior written consent, as applicable: (i) issue shares, other than issuances to the Company or to a wholly owned subsidiary of the Company; (ii) alter or change the rights, preferences or privileges of the ReNew India Ordinary Shares; (iii) repurchase, buy-back or otherwise extinguish any ReNew India Ordinary Shares, other than in connection with the Founder Investors’ put rights under the Registration Rights, Coordination and Put Option Agreement; or (iv) amend or waive any provision of the constitutional documents of ReNew India, in each case, in a manner that is materially adverse and disproportionate to CPP Investments or such Founder Investor, as applicable, in relation to its ReNew India Ordinary Shares as compared to any other shareholder of the Company in relation to such shareholder’s ReNew India Ordinary Shares.

ReNew India Ordinary Shares Transfer Restrictions

In addition, the Company and the Shareholders Agreement Investors have agreed, pursuant to the ReNew Global Shareholders Agreement, that the articles of association of ReNew India adopted with effect from the Closing will provide that CPP Investments and the Founder Investors will not be permitted to transfer any ReNew India Ordinary Shares other than to their respective affiliates or to the Company, except for certain transfers by the Founder Investors relating to indebtedness incurred by the Founder Investors and their affiliates.

ReNew Global Articles

Pursuant to the ReNew Global Shareholders Agreement, the Company on August 23, 2021 adopted the ReNew Global Articles with effect as of the Closing which, among other things, incorporated and gave effect to the applicable provisions of the ReNew Global Shareholders Agreement and the terms of the ordinary shares set forth in the ReNew Global Shareholders Agreement as discussed below and provide that the provisions of the ReNew Global Articles that incorporate and give effect to such provisions and terms may not be amended or waived without the prior written consent of the Shareholders Agreement Investors that hold an Effective Economic Interest. Pursuant to the ReNew Global Shareholders Agreement, the Company and the Shareholders Agreement Investors agreed that in the event of any conflict or inconsistency between the ReNew Global Shareholders Agreement and the ReNew Global Articles, it is their intent that the provisions of the ReNew Global Shareholders Agreement will prevail and the Company and the Shareholders Agreement Investors will take all necessary actions within their control (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favor of any resolution) to amend the ReNew Global Articles accordingly. In accordance with these provisions, the Board intends to propose the Amended Articles to shareholders for adoption at the Company’s 2023 annual general meeting so as to remove the inconsistencies between the current ReNew Global Articles and the ReNew Global Shareholders Agreement that have arisen as a result of the latter’s amendment executed on July 24, 2023.

Terms of ReNew Global Shares—Voting Rights

Pursuant to the ReNew Global Articles the following voting rights attach to the ReNew Global Shares:

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

Registration Rights, Coordination and Put Option Agreement

Pursuant to the Business Combination Agreement, on August 23, 2021, the Company, each of GSW, CPP Investments, Platinum Cactus, JERA, SACEF and RMG Sponsor II, or “Significant Shareholders”, the Founder Investors and ReNew India entered into a registration rights, coordination and put option agreement, or the “Registration Rights, Coordination and Put Option Agreement,” pursuant to which, among other things, (i) the Significant Shareholders are entitled to certain registration rights in respect of the resale, pursuant to Rule 415 under the Securities Act, of the Class A Ordinary Shares and the Class C Ordinary Share to be received by or issued or issuable to such parties in connection with the Business Combination pursuant to the terms of the Business Combination Agreement, or the “Significant Shareholder Registrable Securities,” (ii) the Significant Shareholders (other than SACEF and RMG Sponsor II (for so long as it is not an affiliate of ReNew Global)) agreed to certain obligations to coordinate transfers and sales of Significant Shareholder Registrable Securities, (iii) the Founder Investors are entitled to require the Company to purchase certain ReNew India Ordinary Shares held by the Founder Investors and the Company agreed to register for issuance of Class A Ordinary Shares, or the “Founder Registrable Securities” and, together with the Significant Shareholder Registrable Securities, the “Registrable Securities,” to the extent required to be issued for purposes of financing and facilitating such purchase of ReNew India Ordinary Shares pursuant to a Founder Investor Ordinary Put Option (as described below), or a “Founder Investor Put Financing Issuance,” and (iv) the Significant Shareholders (other than SACEF) and the Founder Investors will agree to certain post-Closing transfer restrictions during a lock-up period in respect of ReNew Global Shares held by them.

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

Coordination

Other than (a) SACEF, (b) for so long as it is not an affiliate of the Company, MKC Investments (as assignee of RMG Sponsor II), and (c) GSW, but only to the extent a transfer of ReNew Global Shares by GSW is (i) necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares or (ii) pursuant to an exception to its post-Closing lock-up, each Significant Shareholder will agree to use its commercially reasonable efforts to coordinate all sales and/or transfers of ReNew Global Shares pursuant to (A) registered underwritten offerings of Registrable Securities, except for underwritten block trades conducted during the two (2) year period following Closing, and (B) any registered non-underwritten offering and sales pursuant to Rule 144 under the Securities Act until the earlier of (x) the date falling two (2) years after the Closing or (y) in respect of any particular Significant Shareholder, the date on which it holds an Effective Economic Interest less than or equal to 25% of the Effective Economic Interest it held immediately following the Closing.

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

Founder Investors’ Put Options

Under the Registration Rights, Coordination and Put Option Agreement, the Founder Investors are entitled to require or request (as applicable) that the Company purchase from such Founder Investor its ReNew India Ordinary Shares held by the Founder Investors or their affiliates, or the “Put Shares,” in the following manner:

(a)
Founder Investor De-Minimis Put Option. The Founder Investors will, from time to time, be entitled, by issuing a written notice at least twelve (12) months in advance and no more than once during each calendar year, to require the Company to purchase Put Shares, at a price per Put Share equal to the value per Put Share implied by the volume weighted average price of Class A Ordinary Shares over the 30 trading days immediately preceding the completion of such purchase, for an aggregate amount not exceeding $12 million per calendar year (the “Founder Investor De-Minimis Put Option”). Additionally, the Founder Investors may elect to exercise during a calendar year such put option in respect of up to the next two (2) subsequent calendar years in advance, and such put options exercised in advance will be deemed to have been exercised on the first day of the respective subsequent calendar years. The closing of any such purchase during a calendar year shall occur on the date immediately after the announcement by the Company of its financial results following the date falling 12 months after the exercise of such put option.

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

Equity-Based Compensation Plans

See section titled “Compensation — Equity Compensation” under Item 6.B for a description of the equity incentive plans.

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

Legal Proceedings

Except as disclosed below, the Company and its subsidiaries are not currently subject to any material regulatory, legal, tax or arbitration proceedings which may have or have had a significant material impact on their financial position or profitability nor are they aware of any such proceedings that are pending or threatened.

Other than the outstanding material litigations, proceedings and potential liabilities disclosed below, the Company and its subsidiaries are also party to other regular course litigations, proceedings and potential liabilities with OEMs, customers, contractors and suppliers, including matters relating to payment disputes, right of way issues and disputes over land that arise in the ordinary course of their business in India. The Company does not consider any of these matters individually to have a significant material impact on it.

(i)
The distribution licensees of Karnataka have filed appeals before the Supreme Court against the order of the Appellate Tribunal for Electricity (“APTEL”), dated March 29, 2019, whereby APTEL had set aside the common order of the KERC dated January 9, 2018 by which KERC reduced the period of banking for renewable generators from 1 year to 6 months and imposed a condition that the energy banked by non-REC based renewable energy projects during the peak time-of-day hours alone can be drawn during the peak time-of-day hours. APTEL had set aside the order of the KERC holding that modification of the banking arrangements during currency of the concluded wheeling and banking agreement is not sustainable in law. APTEL also held that the January 9, 2018 APTEL order was passed without adhering to the principles of natural justice, doctrine of promissory estoppel and legitimate expectation, and that it was also passed without sufficient or requisite data and analysis. The appeals before the Supreme Court are pending.
(ii)
The KERC, through its order dated July 4, 2014, set the wheeling and banking charges at 5% and 2%, respectively, of injected energy for wind energy projects that were commissioned on or before March 31, 2018, for a period of 10 years from the date of commissioning. Subsequently, through its order dated August 18, 2014 (“Solar Order”), the KERC exempted the wheeling and banking charges and cross subsidy charges for solar power plants. However, pursuant to an order dated May 14, 2018, KERC levied transmission charges, line losses and other charges including banking charges in respect of solar and wind power plants which were commissioned between March 31, 2017 and March 31, 2018. All renewable energy projects availing renewable energy certificate which had not completed 10 years from date of commercial operation as on March 31, 2018 were liable to pay 25% of the normal transmission charges and/or wheeling charges in cash as determined by the Commission from time to time. The Company, and certain of its subsidiaries (including ReNew Wind Energy (AP) Private Limited) and others filed a writ petition against BESCOM and other distribution licensees (“ESCOMs”) before the High Court of Karnataka (“Karnataka HC”), seeking issuance of a direction setting aside the May 14, 2018 order. By its judgment and order dated March 13, 2019 the Karnataka HC allowed the petition and set aside the May 14, 2018 order. The appeals are pending.

(iii)
ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Company, set up projects to supply electricity for captive use by their shareholders. The KERC, through a circular dated September 18, 2018, directed the ESCOMs and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, ESCOMs issued demand letters to the captive users of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due to failure of compliance with the Electricity Rules, 2005.

Subsequently, the petitioners have filed separate petitions before the KERC against the ESCOMs. In both petitions, the petitioners have sought a declaration that the actions of the ESCOMs in issuing such demand letters are illegal. The KERC, through its orders dated March 7, 2019 and April 25, 2019, granted an interim stay on the disconnection of power supply to the premises of the captive users of the petitioners. By communication dated July 20, 2022, we were informed that the KERC has reserved these petitions for final orders. Thereafter by a letter, the KERC sought certain additional information from the petitioners, which was submitted.

Further, the captive users also received additional demand letters from some ESCOMs. Accordingly, the petitioners filed separate writ petitions, before the Karnataka High Court (“Karnataka HC”) against the State of Karnataka, the KERC and the ESCOMs seeking a declaration that the September 18, 2018 circular and the demand letters issued by the ESCOMs in pursuance of the September 18, 2018 circular are illegal. The Karnataka HC by its interim orders dated July 18, 2019 and September 18, 2020 in respect of the two writ petitions, ordered the ESCOMs to not take any precipitative action against captive users.

The first petition has been concluded pursuant to KERC’s final order dated March 7, 2023, and final order in relation to the second petition is awaited. The writ petitions are pending, and the interim order in the writs have been extended until the next date of hearing.

(iv)
Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited (collectively “APDISCOMs”), had filed a petition against National Thermal Power Corporation Limited, SECI, ReNew Solar Energy (Karnataka) Private Limited and other solar power developers before the Andhra Pradesh Electricity Regulatory Commission, or (“APERC”) for certain reliefs, including: (i) revision of the tariff in respect of the solar power projects of ReNew Solar Energy (Karnataka) Private Limited and other solar power developers to Rs. 2.44 per unit from July 2019 onwards with respect to PPAs or power sale agreements entered into during 2012 to 2016; or (ii) reduction of the duration of the PPA/ power sale agreements to a period of five years from the date of commercial operation with respect to PPAs or power sale agreements entered into during 2012 to 2016. The Andhra Pradesh High Court (“AP HC”), by an order dated November 28, 2019 relating to a separate writ appeal issued a stay on all proceedings in this petition until the disposal of such separate writ appeal.

Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC held that APERC did not have the jurisdiction to entertain the petition instituted by the APDISCOMs for revision of the tariff and consequently quashed the aforementioned proceedings before APERC. The AP HC has also held that tariffs under existing PPAs cannot be altered unilaterally. Further, the AP HC directed the AP DISCOMs to pay all pending dues and future bills (at full tariff). In addition, the AP HC has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in cases of grave and sudden emergency. Subsequently in April 2022, the Southern Power Distribution Company of Andhra Pradesh Limited filed a petition before the Supreme Court of India seeking leave to appeal against the March 15, 2022 AP HC order. This appeal is pending.

(v)
The Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited have filed a petition (“Tariff Petition”), before APERC against 82 power producers including eight subsidiaries of the Company, seeking amendment of Regulation 1 of 2015 issued by the APERC and consequent redetermination/reduction of tariff determined by the APERC for the years ended March 31, 2016 and 2017. Some power producers filed petitions before the AP HC challenging the jurisdiction of APERC to entertain the Tariff Petition. The AP HC, by order dated September 24, 2019, disposed of these petitions by directing APERC to dispose of the Tariff Petition while determining its own jurisdiction to decide the same. The Company had filed an appeal against order dated September 24, 2019 before the AP HC. Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC allowed the appeal by the Company and held that APERC cannot proceed with the hearing of Tariff Petition and consequently quashed the proceedings before APERC. The AP HC has also held that tariffs under existing PPAs cannot be altered unilaterally. Further, the AP HC has directed the AP DISCOMs to pay all past pending dues and future bills (at full tariff). In addition, the AP HC has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in cases of very grave and sudden emergency, is not permitted. Subsequently in April 2022, the Southern Power Distribution Company of Andhra Pradesh Limited filed a petition before the Supreme Court of India seeking leave to appeal against the AP HC Order. This appeal is pending.

The Government of Andhra Pradesh had, through its order dated July 1, 2019, directed the constitution of a High Level Negotiation Committee (“HLNC”) to review, negotiate and reduce the high wind and solar energy purchase prices, among other things. Subsequently, the Southern Power Distribution Company of Andhra Pradesh Limited (“APSPDCL”) issued letters dated July 11, 2019 and July 12, 2019 to the Company and nine of its subsidiaries requesting that the petitioners other power producers attend a meeting for negotiations on tariffs under the respective PPAs for wind and solar power projects and that the tariff orders with respect to wind and solar power projects were contrary to law and cast an unjustified burden on the distribution companies in the State. Accordingly, APSPDCL sought revision to tariff of the PPAs entered into by the Company and other power producers, and stated that in the absence of such renegotiation, the relevant PPAs would be terminated.

Subsequently, the petitioners filed petitions against the State of Andhra Pradesh, APSPDCL and others (“AP Respondents”) before the AP HC that the aforementioned action and the July 12, 2019 letter are violative of the fundamental rights of the petitioners and sought an injunction against the AP Respondents from, among others, terminating the PPAs. The AP HC, through its common order dated July 25, 2019, found that prima facie the July 1, 2019 order was contrary to the provisions of the Electricity Act, 2003 and the terms of the respective PPAs.

Further, APSLDC had, since July 25, 2019, been curtailing generation from the Company’s wind power plants in Andhra Pradesh. The petitioners also filed an interim application challenging such curtailment before the AP HC, and the AP HC directed the APSLDC and the Transmission Corporation of Andhra Pradesh Limited (“APTRANSCO”) to refrain from arbitrary curtailment of power generated by power projects, and further directed the APTRANSCO to provide a justification for the curtailment of power in writing on its website on a weekly basis as required under the applicable grid code.

The petitioners filed another interim application on September 16, 2019, before the AP HC for declaration that the disconnection of three wind power projects owned by Helios Infratech Private Limited (100.80 MW), Ostro Andhra Wind Private Limited (98.70 MW) and Ostro AP Wind Private Limited (98.70 MW) from grid connectivity was illegal, and for immediate reconnection and to allow the petitioners to continue to supply power to APSPDCL. In its order dated September 24, 2019, the AP HC held that the disconnection was illegal and directed APTRANSCO to immediately reconnect the three wind power projects. Thereafter, due to non-compliance with the September 24, 2019 order, the petitioners filed a contempt petition, against the concerned officer of APTRANSCO before the AP HC on October 21, 2019, whereas the Andhra Pradesh Power Coordination Committee, APSPDCL and the Government of Andhra Pradesh filed an appeal before the Division Bench of the AP HC against the September 24, 2019 order. Thereafter, APTRANSCO reconnected the projects on November 6, 2019 and the appeal against the September 24, 2019 order was withdrawn. The October 21, 2019 contempt petition was disposed of as having been rendered infructuous pursuant to APTRANSCO’s compliance with the order dated September 24, 2019.

Further, by way of its order dated September 24, 2019, the AP HC decided in favor of the petitioners by setting aside the July 1, 2019 order and the July 12, 2019 letter. In the September 24, 2019 order, the AP HC ordered the respondents to pay tariffs at an interim rate of Rs. 2.43/kWh and Rs. 2.44/kWh, for wind power and solar power, respectively, for the period where bills were raised by power generating companies but unpaid, and for future bills to be raised by power generating companies until the final determination of a matter pertaining to revision of tariffs pending before APERC. Thereafter, a contempt petition was filed by the petitioners before the AP HC against Andhra Pradesh Power Coordination Committee for non-compliance with the September 24, 2019 order, which was withdrawn as infructuous.

The Andhra Pradesh Power Coordination Committee, APSPDCL and the Government of Andhra Pradesh filed appeals (“AP Government Appeals”) before the Division Bench of the AP HC, against the Final Order which was subsequently withdrawn by way of letter dated November 12, 2019 and accordingly, the AP Government Appeals were disposed of. Thereafter, the petitioners received payment of arrears amounting to Rs. 4,500 million, subject to reconciliation. The Company and its subsidiaries also filed appeals (“Writ Appeals”) before the AP HC, challenging the September 24, 2019 order in relation to interim tariff rates payable by the DISCOMs until the final determination of a matter pertaining to revision of tariffs. Along with one of the Writ Appeals, the petitioners also filed interim applications for: (i) directions to APSPDCL to make payment; (ii) directions to the Andhra Pradesh State Load Dispatch Centre (“APSLDC”) to refrain from arbitrarily curtailing the generation of the wind power projects; and (iii) condoning the delay in filing the Writ Appeals. In its order dated January 27, 2020, the AP HC directed the Power System Operation Corporation Limited (“POSOCO”) to ascertain the reason of curtailment undertaken by APSLDC. Against this order, APSLDC filed a review petition (“APSLDC Review Petition”). Subsequently, upon outstanding dues not being cleared, the Writ Appeal appellants filed an interim application in the Writ Appeal before the AP HC seeking directions for immediate repayment of the outstanding amounts from APSPDCL. Separately, APSLDC filed an appeal (“APSLDC Curtailment Appeal”), against the petitioners before the AP HC challenging the September 24, 2019 order. In the Writ Appeals, in Order dated April 22, 2021, APSPDCL and APTRANSCO undertook to make the payments for the first quarter of calendar year 2021 by May 31, 2021, and to file an affidavit indicating the manner and purpose of deductions regarding payments made until December 31, 2020.

By common final judgment and order dated March 15, 2022, the AP HC allowed the Writ Appeals filed by the Company and its subsidiaries and dismissed the APSLDC Review Petition and APSLDC Curtailment appeal. The AP HC has held that the APERC does not have jurisdiction to entertain the matter pertaining to revision of tariff and the tariff under existing PPAs cannot be altered unilaterally. The AP HC has also directed DISCOMs to make all outstanding payments within 6 weeks of its order. In addition, the AP HC has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in very grave and sudden emergency, is not permitted.

Subsequently, in April 2022, APSPDCL has filed a petition before the Supreme Court of India seeking leave to appeal against the March 15, 2022 order (“SC Appeal”). APSPDCL has also filed an application before the AP HC seeking an extension of time by 12 months, for making the outstanding payments as directed by the March 15, 2022 order (“APSPDCL Extension Application”). Certain power generators have also filed contempt applications against APSPDCL before the AP HC due to non-compliance with the March 15, 2022 order (“Contempt Applications”). By its order dated December 14, 2022, the Supreme Court issued notice to the counter parties in the SC Appeal. The SC Appeal, APSPDCL Extension Application and Contempt Applications are pending. Separately, pursuant to its order dated January 2, 2023, the Supreme Court of India dismissed an appeal filed by APSPDCL challenging the March 15, 2022 order to the extent it directed release of all outstanding payments within six weeks.

APSPDCL had also filed an appeal before the Supreme Court against the AP HC’s order dated December 19, 2019, wherein the Company has filed an impleadment application apprehending that any order or observation of the Supreme Court may have an adverse impact on the Final Order and the Writ Appeal before Division Bench of the AP HC. On July 17, 2023, the December 19, 2019 APSPDCL appeal was withdrawn.

(vi)
The Company and its subsidiaries, ReNew Vayu Urja Private Limited (formerly known as KCT Renewable Energy Private Limited) (“RVUPL”) and Ostro Anantapur Private Limited (“OAPL”), entered into PPAs with the APSPDCL for wind based generation projects, based on the tariff set out in the AP Wind Regulations.

APSPDCL and Eastern Power Distribution Company of Andhra Pradesh Limited, (collectively, “AP DISCOMs”), filed a petition against the Company, RVUPL, OAPL and other wind developers before the APERC, requesting it to pass on the generation based incentive (“GBI”) benefits received by the developers to AP DISCOMs. Ostro Andhra Wind Private Limited (“OAWPL”) and Ostro AP Wind Private Limited (“OAPWPL”), the Company’s subsidiaries, became parties to this matter subsequently. The APERC in its order dated July 28, 2018 (“APERC Order”), allowed this petition and permitted the AP DISCOMs to deduct the GBI benefits and only pay the balance tariff payable to the wind power generators from February 14, 2017 until such GBI benefits were credited against the tariff payable in full. Subsequently, the Company filed a writ petition before the AP HC challenging the APERC Order. The AP HC, by its interim order dated August 24, 2018, suspended the operation of the APERC Order. Subsequently, Green Infra Wind Solutions Limited filed an appeal before APTEL against the AP DISCOMs challenging the APERC Order and impleaded the Company, RVUPL, OAPL and other wind developers. APTEL, in its order dated October 5, 2018 granted an interim stay on the APERC Order, which is continuing. Thereafter, the Company filed an interim application on November 4, 2019 in the writ petition before the AP HC for directions to the AP DISCOMs to comply with order dated August 24, 2018 of the AP HC and release payment of GBI benefits to the tune of Rs. 1,018 million deducted by the AP DISCOMs. Both the writ petition and the appeal are pending.

(vii)
Ostro (AP) Wind Private Limited, Ostro (Andhra) Wind Private Limited (the Company’s indirect subsidiaries) and Helios Infratech Private Limited (the Company’s subsidiary) (together, the “Applicants”), were granted connectivity for the proposed Pampanoor Thanda sub-station to be constructed by Andhra Pradesh State Load Dispatch Centre (“APSLDC”) for evacuation of energy generated from their wind power projects, and until such time as the new sub-station is constructed, they were connected to the existing Borampalli sub-station. Subsequently, on account of insufficiency of evacuation infrastructure at Borampalli Sub-station, on multiple occasions, APSLDC issued directions to the Applicants to curtail generation of power from their wind energy projects, on the ground that the Applicants were “temporary connectivity holders.” Another generator had filed a writ petition before the AP HC seeking certain directions against APSLDC and the Transmission Corporation of Andhra Pradesh Limited (“APTRANSCO”) and others against arbitrary curtailment instructions issued and seeking a direction to APSLDC and APTRANSCO to plan and immediately set-up adequate evacuation infrastructure to ensure that the entire capacity of power generated from power projects connected to the Uravakonda sub-station can be evacuated without any curtailment or make alternative arrangements by shifting the temporary connections to their allotted sub-stations. The Applicants filed petitions before the APERC challenging the directions for curtailment and seeking directions to APSLDC and APTRANSCO to (i) provide regulatory parity to connectivity holders at Borampalli sub-station with other connectivity holders, (ii) implement the ‘must-run’ status of wind power projects of the Applicants and not curtail the power evacuation of the Applicants at Borampalli sub-station (except in case of substantiated and justified reasons to maintain grid security, (iii) expedite completion and commission of the Pampanoor Thanda sub-station, and (iv) shift and confirm the connectivity of the Applicants at Pampanoor Thanda sub-station, once operationalized, for the entire capacity for which connectivity has been granted, on a priority basis. Further, pursuant to an interim order dated April 20, 2022, APERC has granted regulatory parity to the Applicants until the commissioning of the Pampanoor Thanda sub-station. Pursuant to order dated April 12, 2023, the APERC has disposed of the petitions directing APTRANSCO to complete commissioning of the Pampanoor Thanda sub-station, by May 15, 2023 and submit a report to the APERC. The APERC has also directed that the regulatory parity granted by the interim order dated April 20, 2022, shall continue until the Pampanoor Thanda sub-station is charged. In May, 2023, the Pampnur Thanda sub-station was commissioned and the Applicants are in the process of shifting to it.

(viii)
Pursuant to the assessment proceedings in respect of the Company’s income tax returns filed for the assessment year 2018-2019, the IT Department issued an assessment order dated May 31, 2022 disallowing income of Rs. 3,472 million as adjustment under sections 36(1)(iii), 37, 14A of the Income Tax Act, 1961 and on account of liquidated damages; and adding such adjustments back to the income of the Company for the relevant assessment year. However, pursuant to the demand notice issued by the IT Department pursuant to the May 31, 2022 assessment order, a tax demand of Rs. 1,499.89 million was levied on the Company on account of such adjustments for the relevant assessment year. The Company has filed an appeal against the May 31, 2022 assessment order. This appeal is pending. The Company also filed a petition for stay of demand with the IT Department, pursuant to which, the demand has been stayed through an order of the IT Department dated March 7, 2023, subject to payment of 20% of the total demand amount, which has been paid.
(ix)
The Company entered into various PPAs with Maharashtra State Electricity Distribution Company Limited (“MSEDCL”), on the basis of generic tariffs applicable to wind energy projects for 13 years as determined by Maharashtra Electricity Regulatory Commission (“MERC”), in terms of applicable laws. The generic tariffs were arrived at based on the wind energy generation potential, or ‘capacity utilization factor’, of various sites in the state of Maharashtra which were categorized into ‘wind zones’ and generic tariffs for each such wind zone was determined whereby the higher the potential of a wind zone the lower the tariff, and vice-versa.

In 2014, MSEDCL filed a petition before MERC to review the tariffs under PPAs on the basis of the actual generation of projects of the generators in the state of Maharashtra, instead of the generic tariff, alleging that the generators were generating energy at a capacity utilization factor higher than prescribed for the relevant wind zone within which the project was situated and on the basis of which such generic tariff was determined (“2014 Petition”). By Order dated July 7, 2014 in the 2014 Petition, the MERC observed that there is a need to revisit the classification of wind zones to take into consideration advancement in wind turbine technology, and directed the Maharashtra Energy Development Agency (“MEDA”) to submit a report of project-wise performance of wind projects in the state of Maharashtra for the years 2013 and 2014, which would considered while arriving at revised norms for future years.

In 2017, MSEDCL filed another petition seeking revision of the wind zone classification assigned by MEDA to the wind energy projects achieving consistently higher generation in the preceding three years, which was dismissed by MERC by its Order dated April 3, 2018. Subsequently MERC reviewed its Order dated April 3, 2018 and by an Order dated July 9, 2018 directed MEDA to review the wind zone classification for various wind generators, which was challenged before High Court of Bombay which by its Order dated August 30, 2018, permitting MEDA to carry out the review exercise and MSEDCL to seek any relief basis MEDA’s report by way of a separate petition before the MERC if it so chooses.

Thereafter by its Order dated July 10, 2019, the MERC permitted MSEDCL to file a fresh petition seeking any specific reliefs basis MEDA’s report. Accordingly, in 2019 MSEDCL filed a petition seeking among other reliefs, reclassification of the wind zones and modification of the PPAs to conform them to the reclassified wind zones (“2019 Petition”). The Company and various other wind power generators filed applications before MERC objecting to the maintainability of this petition as well as jurisdiction of MERC to entertain the petition and the reliefs sought therein. Thereafter, pursuant to an application filed by MSEDCL before MERC seeking to withdraw its petition, MERC permitted MSEDCL to withdraw the petition in its order dated February 13, 2023. Further, an association of wind power generators had filed an appeal before APTEL challenging the jurisdiction of MERC to adjudicate the 2019 Petition. In an interim application filed in this appeal, APTEL by its order dated July 19, 2021, inter alia directed the MERC to decide on the issue of jurisdiction and maintainability as a preliminary issue in the proceedings pending before it. By its Order dated January 19, 2023, APTEL dismissed the appeal in light of the MERC having reserved orders on maintainability of the petition before it, with liberty to approach APTEL if required, from any adverse order.

Subsequently, in June 2023 MSEDCL has filed another petition (“2023 Petition”) before the MERC seeking (i) clarification that the preferential pricing of the WTGs must be determined on the basis of wind zone corresponding to actual CUF from COD and not solely basis wind density and (ii) clarify that CUF-based zoning and applicable preferential pricing thereon would be applicable from MERC (Terms and Conditions for Determination of Renewable Energy Tariff) Regulations, 2010 onwards, in terms of the Order dated July 7, 2014 in the 2014 Petition. The 2023 Petition is pending.

(x)
ReNew Solar Power Private Limited along with two of its subsidiaries filed a petition against SECI and Uttar Pradesh Power Corporation Limited before Uttar Pradesh Electricity Regulatory Commission (“UPERC”) seeking reliefs on the ground of force majeure events. The petitioners also sought interim directions restraining SECI from invoking the performance bank guarantee or taking any coercive steps, until such time the petition is decided. Due to the COVID-19 pandemic and resultant lockdown, the petitioners were not able to commission the projects and sought extension from the SECI under the PPAs, which was rejected by the SECI. Further, the petitioners filed a writ petition before the Allahabad High Court inter alia, seeking a direction to UPERC to hear the petition expeditiously and restrain SECI from invoking the performance bank guarantees until determination of the petition filed before UPERC. The Allahabad High Court by order dated September 15, 2021 disposed of the petition and restrained invocation of bank guarantee until the prayer for grant of interim relief is considered and decided by the UPERC. Thereafter, by an Order dated October 6, 2021, the UPERC admitted the petition. Subsequently, the petitioners filed an affidavit before UPERC seeking discharge from performance of its obligations under the PPA. By its judgment and order dated December 14, 2022, the UPERC allowed the petition, and permitted termination of the PPA without levy of any penalty on the petitioners. SECI has filed an appeal against the order dated December 14, 2022 before the Appellate Tribunal for Electricity. On March 31, 2023, SECI undertook before APTEL not to take any coercive steps to encash the performance bank guarantee until determination of the appeal. The appeal is pending.
(xi)
Pursuant to a public interest litigation instituted before the Supreme Court of India seeking measures for protection of two endangered birds namely, the Great Indian Bustard and the Lesser Florican, by its order dated April 19, 2021 (“GIB First Order”) the Supreme Court inter alia issued directions for (i) undergrounding of all overhead transmission lines in the specified priority and potential habitats of the birds in state of Rajasthan and Gujarat and (ii) installation of bird diverters in all overhead transmission lines until undergrounding is done, within a period of one year. The Supreme Court also appointed a committee for assessing the feasibility of undergrounding of overhead lines and take the requisite actions in case of unfeasibility. Subsequently, two associations of renewable energy developers, and of which RPPL is a member, namely, the Wind Independent Power Producers Association and the Solar Power Developers Associations, filed applications on behalf of its members before the Supreme Court seeking certain directions for modification of the GIB First Order, including for expansion of the Expert Committee and exemption from undergrounding for overheads lines of already commissioned power projects with installation of appropriate mitigation measures. Applications have also been filed by the Central Government (through the MNRE) and the state government of Rajasthan seeking similar directions. An application has also been filed by the public interest litigant seeking compliance with the GIB First Order. By its order dated April 21, 2022 (“GIB Second Order”) the Supreme Court issued directions (i) for completion of installation of bird diverters on overhead transmission lines in the specified priority areas by July 20, 2022, and (ii) to the Central Electricity Authority to formulate the standards of quality for the bird diverters in consultation with the committee. Thereafter, by order dated November 30, 2022, the Supreme Court has issued directions to Chief Secretaries of the states of Gujarat and Rajasthan, to file affidavits indicating the total length of transmission lines affected and estimated number of bird diverters required to be installed. The petition before the Supreme Court and applications filed therein, are pending.
(xii)
Pursuant to insolvency proceedings instituted against ReGen Powertech Private Limited (“ReGen”), under the Insolvency and Bankruptcy Code, 2016, before the National Company Law Tribunal at Chennai (“NCLT”), the Company, through its subsidiary Renew Power Services Private Limited (“RPSPL”), had submitted a resolution plan for the acquisition of ReGen and its assets which was accepted by the Committee of Creditors of ReGen appointed by the NCLT. Subsequently, several applications were filed before the NCLT, seeking a simultaneous or consolidated resolution of ReGen and its subsidiary, one M/s Regen Infrastructures and Services Private Limited (“RISPL”). By its order dated November 1, 2021, the NCLT dismissed the applications for simultaneous or consolidated resolution of ReGen and RISPL. Subsequently by order dated February 1, 2022 (“Approval Order”), the NCLT approved the resolution plan submitted by RPSPL and declared it the successful resolution applicant for ReGen. RPSPL, in compliance with the terms of the approved resolution plan, paid an amount of Rs. 716.07 million out of the total consideration, towards resolution of ReGen. Several appeals were filed before the National Company Appellate Tribunal at Chennai (“NCLAT”), by various creditors and customers of ReGen and RISPL, against the November 1, 2021 order and Approval Order. By interim orders dated March 9, 2022 and subsequent extension orders, the NCLAT deferred further implementation of the resolution plan by RPSPL, which has subsequently filed an application seeking vacation of the order of deferment dated March 9, 2022 and subsequent extension order dated November 16, 2022. Thereafter, RPSPL filed a petition before the Supreme Court seeking special leave to appeal against the interim orders passed by the NCLAT deferring further implementation of the resolution plan. By its order dated January 2, 2023, the Supreme Court dismissed the petition in view of the fact that the appeals were pending before the NCLAT and were due for hearing shortly thereafter. The appeals and application before NCLAT are pending.

(xiii)
RPPL, through its subsidiaries, namely ReNew Hans Urja Private Limited, ReNew Surya Roshni, ReNew Dinkar Jyoti Private Limited, ReNew Dinkar Urja Private Limited, ReNew Solar Photovoltaic Private Limited, ReNew Surya Aayan Private Limited, ReNew Surya Vihaan Private Limited, ReNew Surya Jyoti Private Limited, ReNew Surya Ravi Private Limited, ReNew Surya Pratap Private Limited and IB Vogt Solar Seven Private Limited, had registered their projects under the Project Import Regulations, 1986, which provided for a concessional rate of customs duty for imports for solar power projects. Subsequently, by way of a notification dated October 19, 2022 issued by the Central Board of Indirect Taxes and Customs, the Project Import Regulations, 1986 were amended to exclude ‘solar power projects’, and a notice was issued to RPPL’s subsidiaries that its registrations would stand cancelled. Consequently, the subsidiaries filed a petition before the Delhi High Court, challenging the amendment and notice. By an interim order dated December 15, 2022, the Delhi High Court, inter alia, directed that no precipitative action will be taken on the basis of the amendment at the stage of import in the interim. Subsequently in April 2023, the petitions have been amended to challenge the Finance Act, 2023 notified on 01.04.2023 whereby Chapter 98 of the Customs Tariff Act, 1986 was amended to exclude Solar Power Projects from Chapter 98. The matters are currently pending.

Some of the affected subsidiaries have also issued notices under their respective power purchase agreements, seeking additional compensation on account of increase in expenditure for setting up the solar power project due to change in law event, namely, the amendment of the Project Import Regulations, 1986 and the Finance Act, 2023.

Contractual disputes

(xiv)
Renew Wind Energy (AP2) Private Limited (“ReNew Wind AP2”), a subsidiary of the Company, entered into a PPA dated May 23, 2018 with SECI for development of 100MW wind power project in the state of Gujarat, and for the sale of the electricity generated by the project to SECI at a tariff of Rs. 2.44 per unit (“100MW PPA”). For the purpose of onward sale of the electricity, SECI executed back-to-back power supply agreement with the distribution licensee in the state of Haryana. As per the terms of the PPA, a performance bank guarantee of Rs. 185.94 million was submitted to secure performance of obligations by ReNew Wind AP2. Subsequently, by its letter dated February 6, 2022, ReNew Wind AP2 terminated the PPA on account of prolonged effect of force majeure events, including (i) delay in allocation of the land required for the project due to changes in land policy of the Government of Gujarat; and (ii) delay on account of instructions issued due to COVID-19 pandemic by the Government of India and the resultant lockdown. Thereafter, ReNew Wind AP2 filed a petition before the CERC seeking a declaration that the 100MW PPA stands terminated on account of force majeure and impossibility, pursuant to the terms of the 100MW PPA, with effect from the date of issuance of the termination notice by ReNew Wind AP2, and a return of the performance bank guarantee. By an Order dated March 21, 2022, the CERC has admitted the petition, and granted an interim order directing SECI not to take any coercive action against ReNew Wind AP2 including invocation of the performance bank guarantee. The matter is currently pending.

Thereafter, the Company, along with ReNew Wind AP2, filed a petition against the Central Transmission Utility of India Limited (“CTUIL”), before the CERC, to set aside the transmission charges bills raised by CTUIL for the Long-Term Access (“LTA”) associated with the 100MW wind power project, on account of force majeure and termination of the 100MW PPA, and seeking a declaration that they stand discharged from their obligations under the associated agreements for the LTA executed with CTUIL. By an interim order dated January 24, 2023, the CERC has directed CTUIL not to take any coercive action subject to payment of 10% of the total Transmission Charged levied, which has been paid. The Company, along with ReNew Wind AP2 will continue to pay monthly transmission charges to CTUIL under the terms of the invoices being raised by CTUIL as directed by the CERC. The petition before the CERC is currently pending.

Matters pertaining to recovery of additional expenditure on account of change in law

In addition to the matters listed below, the Company and its subsidiaries are also party to other matters on similar subject-matter which the Company does not consider individually to have a significant material impact on it. However, collectively these matters may have a material impact on the Company.

(xv)
Adyah Solar Energy Private Limited was sold to Ayana Renewables Power Private Limited in February 2021, and this litigation continues to be handled by ReNew Solar Power Private Limited as per the terms of the sale.

Adyah Solar Energy Private Limited, an erstwhile indirect subsidiary of the Company, entered into six PPAs (four with BESCOM and one each with HESCOM and GESCOM), in relation to the development of six solar power projects of 50 MW each in the Pavagada Solar Park, Karnataka. Subsequently, by notification dated July 30, 2018, (“2018 Notification”), the Government of India levied safeguard duty at specified rates on the import of solar cells and modules. Consequently, the petitioner has filed six petitions (in respect of each of the projects) before the KERC seeking a declaration that implementation of the 2018 Notification constitutes an event of ‘change in law’ under the PPAs entitling the petitioner to compensation for increase in the expenditure on account of such change in law. By orders dated June 15, 2021, the petitions were partly allowed, and certain directions were passed including payment of certain incremental tariffs to the petitioner on the quantum of energy equivalent to the minimum capacity utilization factor under the PPAs, supplied from the date of commissioning of the project until the expiry of the PPA. The petitioner has filed appeals against the order to the extent it rejected the reliefs as sought in the petitions (“Adyah Appeals”). In February 2022, HESCOM also filed an appeal against one of the orders dated June 15, 2021, challenging the quantum of incremental tariff awarded by KERC and seeking a reduction in quantum of such incremental tariff (“HESCOM Appeal”). Thereafter, Adyah Solar filed petitions against BESCOM, GESCOM and HESCOM before the KERC seeking compliance with its orders dated June 15, 2021 (collectively referred to as “Compliance Petitions” and singularly as “Compliance Petition”). The KERC by its orders dated December 14, 2022, directed HESCOM, BESCOM and GESCOM to comply with its order. Subsequently, four appeals were filed by BESCOM against the order dated June 15, 2021 before APTEL out of which two appeals have been dismissed by APTEL by its order dated February 7, 2023 on account of non-payment of costs imposed by APTEL and failure to cure defects. The Compliance Petitions filed by Adyah Solar against BESCOM were disposed of by the KERC pursuant to its order dated March 7, 2023, with a direction to settle dues on parameters indicated in their respective affidavits. Pursuant to its affidavit, BESCOM undertook to pay the dues along with late payment surcharges. On March 28, 2023, that the compliance petition filed by Adyah Solar against GESCOM was disposed of by the KERC pursuant the payment by GESCOM. Lastly, by its Order dated April 19, 2023, the compliance petition filed by Adyah Solar against HESCOM were disposed of by the KERC. All Compliance Petitions have been concluded.

Subsequently, BESCOM has filed applications before APTEL for restoration of its appeals which were dismissed by the Order dated February 7, 2023 on account of non-payment of costs and failure to cure defects. By its Order dated July 13, 2023, APTEL allowed the applications for restoration of the appeals subject to payment of costs and curing of the defects in the appeals within two weeks.

The Adyah Appeals, HESCOM Appeal and appeals by BESCOM are pending before APTEL.

(xvi)
RSPPL, a subsidiary of the Company, filed a petition before the MERC against Maharashtra State Electricity Distribution Company Limited (“MSEDCL”), seeking adjustment/compensation to offset the financial impact suffered by RSPPL on account of the change of law provision under the PPA entered into between RSPPL and MSEDCL for a 250 MW solar power project in District Bikaner, in the State of Rajasthan. In this petition, RSPPL had sought compensation from MSEDCL, arguing that implementation of the 2018 Notification constitutes a change of law under the contract with MSEDCL, and has resulted in an increase in expenditure for RSPPL, thereby adversely impacting its business. In its order dated June 22, 2020, MERC partially allowed this petition and directed RSPPL to provide an undertaking to MSEDCL that all modules in relation to its project have been imported from countries which are subject to the safeguard duty, pursuant to which MSEDCL shall process the same and compute the compensation and pay the same to RSPPL. RSPPL has submitted the requisite undertaking and subsequently, filed an appeal against the June 22, 2020 order seeking directions from APTEL to set aside the same to the extent of allowing RSPPL to claim carrying cost equivalent to the rate of late payment surcharge under the PPA and instead, allow the same to be claimed on the basis of actual financing costs incurred by RSPPL, as sought for in the petition before the MERC. This appeal is currently pending.
(xvii)
ReNew Solar Energy (Jharkhand Three) Private Limited and ReNew Sun Waves Private Limited, the Company’s indirect subsidiaries, have filed petitions against SECI before CERC seeking declaration and additional compensation on the grounds that (i) implementation of the 2020 Notification has resulted in an increase in the recurring and non-recurring expenditure; and (ii) the rescindment of notification dated January 6, 2011 (pursuant to this notification, all equipment for setting up initial solar power generation project were exempted from customs in excess of 5% ad valorem duty) pursuant to the notification dated February 1, 2021 has increased the rate of basic customs duty and the subsequent increase in the quantum of social welfare surcharge and indirect GST of the petitioners amount to a change in law under the PPA entered into between the petitioners and SECI. The petitioners have also claimed reimbursement of carrying costs from the date of actual payment of safeguard duty until the order from the CERC as there has been a resultant increase in capital expenditure due to change in law events. Subsequently, the petitioners filed affidavits seeking declaration of a change in law on account of account of an increase in the rate of Goods and Services Tax on renewable energy devices and parts from 5% to 12%, pursuant to notification dated September 30, 2021 (“2021 GST Notification”), issued by the Ministry of Finance, Government of India. The CERC, on January 10, 2023, reserved the petition filed by ReNew Solar Energy (Jharkhand Three) Private Limited for final orders. By way of order dated April 11, 2023, the CERC has reserved the petition filed by ReNew Sun Waves Private Limited for final orders which are awaited. By its final order dated June 2, 2023, CERC allowed the petition filed by ReNew Solar Energy (Jharkhand Three) Private Limited.

(xviii)
ReNew Naveen Urja Private Limited (“RNUPL”), a subsidiary of RPPL, has filed a claim before the Central Electricity Regulatory Commission (“CERC”) seeking a declaration that the increased rate of Central Goods and Services Tax / Integrated Goods and Services Tax on renewable energy devices from 5% to 12%, pursuant to Notification No. 8/2021-Central Tax (Rate) and Notification No. 8/2021- Integrated Tax (Rate) dated September 30, 2021, as ‘change in law’ and grant compensation, in terms of the power purchase agreement entered into between RNUPL and SECI. The petition is pending.
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

B.
Plan of Distribution

Not applicable.

C.
Markets

Class A Ordinary Shares and Warrants to purchase Class A Ordinary Shares are listed on Nasdaq under the symbols “RNW” and “RNWWW,” respectively.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share capital

Not applicable.

B.
Memorandum and Articles of Association

The articles of association of the Company dated August 20, 2021 are filed as part of this Report. The following descriptions are summaries and are qualified by reference to the ReNew Global Articles. The Board intends to propose the Amended Articles to shareholders for adoption at the Company’s 2023 annual general meeting so as to remove the inconsistencies between the current ReNew Global Articles and the ReNew Global Shareholders Agreement that have arisen as a result of the latter’s amendment on July 24, 2023.

We are a public limited company incorporated under the laws of England and Wales (company number 13220321) and our affairs are governed by the ReNew Global Articles, the U.K. Companies Act and English law. We were incorporated as a private limited company in England and Wales on February 23, 2021 and re-registered as a public limited company in England and Wales on May 12, 2021.

Share Capital

As of March 31, 2023, 254,673,898 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001, one Deferred Share par value $0.01 and 50,000 Redeemable Preference Shares par value GBP1.00 per share, were issued and outstanding. The Company as of March 31, 2023 held 28,010,273 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would be issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). During the year ended March 31, 2023, the Company acquired 2,457,743 ReNew India Ordinary Shares from the Founder pursuant to the Founder’s partial exercise of the Founder Investor De-Minimis Put Option, as defined in Item 7.B hereof, as a result of which the voting rights attaching to the Class B Ordinary Share were reduced by 2,037,252 votes from 15,591,932 to 13,554,680 votes. As at March 31, 2023, the Class B Ordinary Share accordingly represented 13,554,680 votes. As of March 31, 2023, the Class B Ordinary Shares accordingly represented 13,554,680 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2023, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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

On August 20, 2021, our shareholders passed resolutions authorizing our directors until August 20, 2026 to allot shares with aggregate nominal values of up to (a) $6,503.02 for the purposes of our Employee 2021 Plan (including $30 for our Non-Employee 2021 Plan), and (b) $55,000 (which could, for instance, comprise up to 550,000,000 Class A Ordinary Shares) for other allotments, and disapplying preemption rights in respect of allotments under these authorities. At our 2023 annual general meeting, we intend to propose a resolution to renew and vary the authority referred to in (a) above so that it relates to an aggregate nominal value of $8,800.00 and expires on the fifth anniversary of the date on which the resolution is passed.

We are only allowed to pay commissions or brokerage in connection with a subscription for share to the extent permitted by the U.K. Companies Act. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares.

Subject to the U.K. Companies Act and the ReNew Global Articles, the ReNew Global Board may, with the authority of an ordinary resolution of shareholders, capitalize undistributed profits and reserves of the Company and apply them to pay up in full shares, debentures or other obligations of the Company to be allotted to shareholders in a bonus issue.

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

The directors may, if authorized by an ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend, or part of a dividend, an allotment of shares credited as fully paid up. The ReNew Global Articles stipulate certain terms and procedures for any such share dividend (or ‘scrip dividend’).

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

Variation of rights

All or any of the rights and privileges attached to any class of shares issued may be varied or abrogated only with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the other provisions of the U.K. Companies Act and the terms of such shares’ issue. The U.K. Companies Act also provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should 15% or more of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court. In addition to other variations, the ReNew Global Articles deem the rights attached to a class of shares to be varied by certain reductions of the capital paid up on that class of shares and by the allotment of any share with prior dividend rights or more favorable voting rights.

Alteration to share capital

ReNew Global may, by ordinary resolution of shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of a smaller amount. ReNew Global may, by special resolution of shareholders, confirmed by the court, reduce its share capital or any capital redemption reserve or any share premium account in any manner authorized by the U.K. Companies Act. ReNew Global may redeem or purchase all or any of its shares, subject to the requirements as set out in the U.K. Companies Act.

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

Purchase of own shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act and provided that it is not restricted from doing so by its articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid to be repurchased.

Since Nasdaq is not a relevant market for the purpose of “market purchases” under the Companies Act, ReNew can currently only purchase its own shares through an “off-market purchase” as defined in the Companies Act. Any such purchase must be made pursuant to a purchase contract authorized in advance by ordinary resolution of ReNew’s shareholders. Any authority will not be effective if any shareholder from whom ReNew Global proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, no later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A buy-back by a company of its shares will give rise to U.K. stamp duty reserve tax or stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty reserve tax or stamp duty will be paid by the company.

At a general meeting held on August 20, 2021, our shareholders approved the forms of share repurchase contracts and counterparties with whom such contracts may be entered into for the purpose of making repurchases of our Class A Ordinary Shares. These approvals are valid for five years. We have entered into an agreement with Credit Suisse Securities (USA) LLC for the purchase, on a principal basis, of Class A Ordinary Shares, for subsequent sale and delivery to the Company.

As of March 31, 2023, we held 28,010,273 Class A Ordinary Shares in our treasury account, which were purchased in exchange for an aggregate consideration of US$178,994,828.

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

ReNew Global will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to ReNew Global satisfying its obligations described below with respect to registration. No Warrant will be exercisable and ReNew Global will not be obligated to issue Class A Ordinary Shares as a result of the exercise of a Warrant unless the Class A Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of such warrants.

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

Description of Renew India’s Material Indebtedness

The following is a summary of certain information with respect to ReNew India’s material indebtedness. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to ReNew India.

Fund Based Facilities

S. No.	SPV	Project	Details
1.	ReNew Surya Ravi Private Ltd. (RSRPL)	Merchant Phase1

RSRPL has entered into a term loan facility of Rs. 5,800,000,000 from Power Finance Corporation Ltd. through the Finance Agreement dated March 29, 2022. Facility carries monthly interest payment and has a tenor of 20 years. Facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of the SPV,
•
Debt Service Reserve Account (“DSRA”) equivalent to one quarter debt servicing obligations.

2.	ReNew Surya Ravi Private Ltd. (RSRPL)	Merchant Phase 2

RSRPL has entered into a term loan facility of Rs. 5,600,000,000 from Power Finance Corporation Ltd. through the Finance Agreement dated March 25, 2023. Facility carries monthly interest payment and has a tenor of 20 years. Facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

3.	Ostro Kannada Power Private Ltd. (OKPPL)	SECI-6 300.3 MW Wind

OKPPL has entered into a term loan facility of Rs. 17,250,000,000 from Power Finance Corporation Ltd. through the Finance Agreement dated March 25, 2023. Facility carries monthly interest payment and has a tenor of 20 years. Facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

4.	ReNew Vayu Urja Private Ltd. (RVUPL)	AP (KCT) & Maharashtra (Kawaldhara)

RVUPL has entered into a term loan facility of Rs. 10,230,000,000 from Power Finance Corporation Ltd. through the Finance Agreement dated July 28, 2020. Facility carries monthly interest payment and has a tenor of 18 years. Facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations.

5.	ReNew Sun Bright Pvt Ltd	MSEDCL-2

RSBPL has entered into a term loan facility of Rs. 2,120,000,000 from Aseem Infrastructure Finance Limited through the Finance Agreement dated September 19, 2022 and an ECB facility of US$106 Mn from US Development Finance Corporation (DFC) through the Finance Agreement dated July 15, 2021. AIFL carries monthly Interest payments and DFC carries half-yearly interest payment cycle. Facilities is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Liquidity Reserve equivalent to two quarters of debt servicing obligations.

Cross- collate SPV: Cross collate with ReNew Sun Energy (GUVNL- 105 MW).

6.	ReNew Wind Energy (TN2) Pvt Ltd (RWETN2PL)	150 MW NTPC

RWETN2PL has entered into a term loan facility of Rs. 3,759,200,000 from Bank of America through the Finance Agreement dated September 9, 2022 and term loan facility of Rs. 3,940,700,000 from NIIF Infrastructure Finance Limited through the Finance Agreement dated March 2, 2023. Both NIIF and BoFA carries monthly Interest payments cycle. The facilities is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

7.	ReNew Sun Waves Pvt Ltd (RSWPL)	SECI-III

RSWPL has entered into a term loan facility of Rs. 2,861,900,000 from NIIF Infrastructure Finance Limited through the Finance Agreement dated March 29, 2022, term loan facility of Rs. 3,959,000,000 from Axis Bank through the Finance Agreement dated March 29, 2022 and term loan facility of Rs. 3,959,000,000 from HSBC through the Finance Agreement dated March 29, 2022. All carries monthly interest payments cycle. The facilities is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

8.	Ostro AP Wind Pvt Ltd (OAPPL)	Ralla

OAPPL has entered into a term loan facility of Rs. 444,100,000 from TATA through the Finance Agreement dated June 30, 2016, a term loan facility of Rs. 1,970,800,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,576,600,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 2,012,100,000 from IFC through the Finance Agreement dated May 6, 2016. TATA, IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle. The facilities is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Corporate guarantee of OEPL.

No put option is present whereas Cross guarantee structure between Ostro AP and Ostro Andhra is made.

9.	Ostro Andhra Pvt Ltd (OAPL)	Ralla

OAPL has entered into a term loan facility of Rs. 346,000,000 from TATA through the Finance Agreement dated June 30, 2016, which is prepaid on October 28, 2021, a term loan facility of Rs. 1,981,100,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,545,300,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 1,936,600,000 from IFC through the Finance Agreement dated May 6, 2016. TATA, IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle. The facilities is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations.

10.	ReNew Wind Energy Sipla Pvt Ltd (RWESPL)	110 MW Karnataka

RWESPL has entered into a term loan facility of Rs. 5,950,000,000 from L&T through the Finance Agreement dated June 8, 2022. Facility carries monthly interest payment cycle. The facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations for first 2 year and 2nd quarter thereafter.

11.	Renew Wind Energy (Rajasthan One) Pvt. Ltd. Narmada Wind Energy Pvt. Ltd. Molagavalli Renewable Pvt. Ltd.	Rs. Bond

RWE(R1)PL (along with co-borrowers Lexicon Vanijya Private Limited, Symphony Vyapaar Private Limited, Star Solar Power Private Limited and Sungold Energy Private Limited), NWEPL (along with co-borrower Renew Solar Energy (Karnataka Two) Pvt. Ltd.) and Molagavalli Renewable Private Limited have entered into term loans of Rs. 4,695,900,000, Rs. 4,593,800,000 and Rs. 2,724,600,000 Respectively from IREDA. The facilities are secured by:

•
Mortgage on immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of borrowers and co-borrowers except for NWEPL and RSE(K2)PL wherein 76% shares need to be pledged,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Promoter Guarantee for 40% of the loan outstanding,
•
Co-Borrower Guarantee,
•
Other Borrowers Guarantee.

12.	Renew Solar Energy (Jharkhand Three) Private Limited (RSE(J3)PL)	SECI IV

RSE(J3)PL has entered into an ECB term loan facility in US$ equivalent of Rs. 9,347,000,000. from a consortium of lenders consisting of Cooperative Rabobank U.A., BNP Paribas, Intesa Sanpaolo and Bayfront Infrastructure Capital III Pte. Ltd. The facility is secured by:

Mortgage of immovable properties,

•
Mortgage on Immovable Properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

13.	Renew Solar Power Private Limited	250 MW- MSEDCL Solar Project

The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties pertaining to the project,
•
Hypothecation of all plant & machinery and other movable properties pertaining to the project,
•
Charge over all bank accounts, project cash flows, debtors and other assets pertaining to the project,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the Promoter Contribution in the project.

14.	Ostro Kutch Wind Private Limited (OKWPL)	250 MW- SECI I

OKWPL has entered into a Term Loan facility of Rs. 5,820,000,000 from SBI, Rs. 1,000,000,000 from Tata Cleantech Capital Limited and an ECB Facility from ADB for Rs. 6,090,000,000. The SBI and Tata facility are having monthly interest and ADB facility is having quarterly interest payments. the facility is secured by:

•
Mortgage on Immovable Properties,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% share capital of the Borrower.

15.	Ostro Dakshin Power Private Limited (ODPPL)	100 MW Wind Power Project-Taralkatti

ODPPL has entered into a Term Loan Facility from L&T Finance Limited and L&T Infra Credit Limited amounting to Rs. 6,200,000,000. The facility is having monthly interest payments and is secured by:

•
Mortgage on Immovable Properties,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 76.13% share capital of the Borrower held by Ostro Energy Private Limited and NDU for balance 23.87% share capital of the borrower.

16.
•
ReNew Wind Energy (Devgarh) Private Limited
•
ReNew Wind Energy (Rajasthan 3) Private Limited
•
Kanak Renewables Limited
•
Rajat Renewables Limited
•
ReNew Solar Energy (Telangana) Private Limited
•
ReNew Saur Urja Privat Limited
•
Renew Clean Energy Private Limited
•
ReNew Wind Energy (Budh 3) Private Limited
Hermes

The entities have entered into a facility from REC Limited (“RECL”) in a co- obligors and co- borrower structure. The total amount of the facility is Rs. 34,800,000,000. The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties and movables properties of all the projects,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of all the projects
•
Pledge of 51% share capital of the Borrowers,
•
Cross guarantee of each Borrower security/ cash flows with the other Borrowers.

17.	Koppal- Narendra Transmission Limited	Koppal Transmission Project

The entity has entered into a facility with Axis Bank Limited, Aseem Infrastructure Finance Limited and India Infrastructure Finance Company Limited amounting to Rs. 5.175,000,000. The facility is having monthly interest payments. The Facility is secured by:

•
Mortgage on Immovable Properties and movables properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of the project,
•
Pledge of 51% share capital of the Borrowers held by the Promoters.

18.	Renew Jal Urja Private Limited	99 MW Hydro Power Plant

The project has entered into a facility from Indian Renewable Energy Development Agency (“IREDA”) amounting to Rs. 7,500,000,000. The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties and movables properties,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of the project,
•
Pledge of 51% share capital of the Borrowers.

19.	Renew Surya Roshni Pvt Ltd	RTC

The entity has entered into a facility from 13 Lenders (BNP Paribas, Coöperatieve Rabobank U.A., Crédit Agricole Corporate and Investment Bank, DBS, Intesa Sanpaolo S.p.A., Mizuho Bank, MUFG Bank, Natixis, Norddeutsche Landesbank Girozentrale, Siemens Bank, Société Générale, Sumitomo Mitsui Banking Corporation and Bayfront Infra ) amounting to US$985,000,000. The facility is having quarterly interest payments. The facility is secured by the following:

•
Mortgage/ Assignment by way of indenture/MoE/hypothecation and charge on the entire immovable properties,
•
Hypothecation on the entire movable properties,
•
Hypothecation on the entire cash flows, receivables, book debts and revenues,
•
Hypothecation on the entire intangible assets,
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

20.	Renew Power Private Ltd	REC Re-Fi (Kod & Limbawas)

RPPL has entered into a Rupee Term Loan assistance of Rs. 5,458,800,000 for refinancing of Kod & Limbawas project from REC Limited. Facility carries monthly interest payment. Facility is secured by following security:

•
Mortgage on Immovable Properties and movables properties,
•
Hypothecation of all plant & machinery and other movable properties, related to Project,
•
Charge over all bank accounts, project cash flows, debtors and other assets, related to project,
•
Assignment of all project related contracts, approvals and rights.

21.	ReNew Solar Urja Private Limited	SECI VI Solar

The entity has entered into the ECB facility from Rabobank, Siemens, Intesa and SOCGEN amounting to Rs. 10,700,000,000. The facility is having quarterly interest payments. The facility is secured by:

•
Mortgage/ Assignment by way of indenture/MoE/hypothecation and charge on the entire immovable properties,
•
Hypothecation on the entire movable properties,
•
Hypothecation on the entire cash flows, receivables, book debts and revenues,
•
Hypothecation on the entire intangible assets,
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

Non-Fund based Facilities

Name of the Entity	Name of the Bank	Present limits	Borrower & Utilization	Security	Date of sanction	Tenor
		FB/ NFB
ReNew Power Private Limited (RPPL)	Indusind	5,000,000,000	Facility entered into by RPPL and utilised at few SPVs level	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	28/09/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Power Private Limited (RPPL)	Yes Bank	7,500,000,000	Carved out in multiple SPVs	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	15/09/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Power Private Limited (RPPL)	JP Morgan Chase Bank	6,000,000,000	Carved out facility from RPPL in Renew Solar Energy (Jharkhand One) Pvt Ltd, Ostro Bhesada Wind Pvt Ltd, Renew Wind Energy Jamb Pvt Ltd, ReNew Surya Jyoti Pvt Ltd and ReNew services Pvt Ltd	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	23/06/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Surya Ojas Private Limited (RSOPL)	Standard Chartered	5,000,000,000	Co-Borrower under Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bheasda & PP charge on project SPV ie, Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	JPM	6,000,000,000	Carved out from RPPL	First PP charge on current and Movable fixed assets of RPPL	11/11/2022	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	Yes Bank	7,500,000,000	Carved out from RPPL	First PP charge on current and Movable fixed assets of RPPL	15/09/2021	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	Standard Chartered	5,000,000,000	Co-Borrower under Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bheasda & PP charge on project SPV ie, Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
ReNew Solar Energy (Jharkhand One) Private Limited	Standard Chartered	5,000,000,000	Co-Borrower under Ojas, Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bheasda & PP charge on project SPV ie, Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
ReNew Solar Energy (Jharkhand One) Private Limited	Axis	6,000,000,000	Entered into by Jharkhand One Pvt Ltd	exclusive charge on goods purchased under LC & CG from RPPL	19/07/2022	Up to 12 months (revolving basis) for LC/SBLC

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

As of March 31, 2023, all of the 2022 Masala Bonds have been redeemed and none of the 2022 Masala Bonds remains outstanding.

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

As of March 31, 2023, all of the 2024 Notes have been redeemed and none of the 2024 Notes remains outstanding.

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

As of March 31, 2023, all of the 2022 Notes have been redeemed and none of the 2022 Notes remains outstanding.

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

As of March 31, 2023, $270,000,000 of the 2027 Notes remained outstanding.

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

As of March 31, 2023, all of the 2027 NCDs remained outstanding.

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

As of March 31, 2023, all of the 2028 Notes remained outstanding.

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

Description of Material Indebtedness of Renew Global and its immediate subsidiaries

The following is a summary of certain information with respect to material indebtedness of ReNew Global and its subsidiaries. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to ReNew Global.

Facility of US$125 million from Standard Chartered Bank

On October 2022, ReNew Global entered into a facility agreement with Standard Chartered Bank and certain of its affiliates in respect of a US$75 million facility. In 2023, parties entered into a first deed of amendment and restatement with respect to the Standard Chartered Bank facility and included an additional facility amounting to US$50 million. As of March 31, 2023, US$100 million of the facility remained outstanding.

2026 Notes

On April 28, 2023, Diamond II Limited, a subsidiary of ReNew Global, issued the $400,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026, or the “2026 Notes.”

The 2026 Notes accrue interest at a rate of 7.95% per annum, payable semi-annually. The proceeds of the 2026 Notes were used to on-lend to Renew Global and its subsidiaries and certain other uses, each in accordance with the Green Bond Framework.

The 2026 Notes were offered and sold in transactions exempt from registration to U.S. investors under Rule 144A of the Securities Act and outside the United States under Regulation S under the Securities Act.

At any time prior to July 28, 2025, the issuer may redeem the 2026 Notes, in whole or in part, at a redemption price determined in accordance with the indenture, plus accrued and unpaid interest, if any.

At any time prior to July 28, 2025, the issuer may redeem up to 40% of the aggregate principal amount of the 2026 Notes with the net cash proceeds from one or more sales of certain of our capital stock, at a redemption price determined in accordance with the indenture, plus accrued and unpaid interest, if any.

At any time during the period of July 28, 2025 to January 27, 2026, the issuer may redeem the 2026 Notes, in whole or in part, at a redemption price of 103.975%, plus accrued and unpaid interest, if any.

At any time after January 28, 2026, the issuer may redeem the 2026 Notes, in whole or in part, at a redemption price of 100%, plus accrued and unpaid interest, if any.

The indenture contains covenants that limit the ability of the issuer and certain related entities to incur or guarantee additional indebtedness, issue disqualified stock, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, sell assets, create liens, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The indenture also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in aggregate principal amount of the 2026 Notes may declare all of the 2026 Notes to be due and payable immediately.

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

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-US Holders (each as defined below) of the ownership and disposition of ReNew Global Shares and Warrants. This discussion applies only to ReNew Global Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as the same may be amended or supplemented (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the acquisition, ownership and disposal of ReNew Global Shares and Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-US tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Renew Global has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not, and is not intended to, address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•
regulated investment companies and real estate investment trusts;
•
brokers, dealers or traders in securities;
•
traders in securities that elect to mark to market interested party transactions that require shareholder approval;
•
tax-exempt organizations or governmental organizations;
•
US expatriates and former citizens or long-term residents of the United States;
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
•
US Holders having a functional currency other than the U.S. dollar;
•
persons who hold or received ReNew Global Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
•
tax-qualified retirement plans.

For purposes of this discussion, a “US Holder” is any beneficial owner of ReNew Global Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

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

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF RENEW GLOBAL SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-US INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF RENEW GLOBAL SHARES AND WARRANTS.

US Holders

Distributions on ReNew Global Shares

If Renew Global makes distributions of cash or property on the ReNew Global Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because Renew Global does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any such dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “Passive Foreign Investment Company Rules”, dividends received by certain non-corporate

US Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

•
either (a) the ReNew Global Shares are readily tradable on an established securities market in the United States, or (b) Renew Global is eligible for the benefits of the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains or (the “Treaty”);
•
Renew Global is neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Renew Global in any taxable year in which the dividend is paid or the preceding taxable year;
•
the U.S. Holder satisfies certain holding period requirements; and
•
certain other requirements are met.

US Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ReNew Global Shares. Subject to certain exceptions, dividends on ReNew Global Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of ReNew Global Shares and Warrants.

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ReNew Global Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ReNew Global Shares and/or Warrants, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ReNew Global Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ReNew Global Shares and/or Warrants for more than one year generally will be eligible for reduced income tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

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

The income tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ReNew Global Shares received would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ReNew Global Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ReNew Global Shares would include the holding period of the Warrants exercised therefor.

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

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Warrants, there can be no assurance which, if any, of the alternative income tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the income tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of ReNew Global Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed under “Additional Information—Memorandum and Articles of Association—Share Capital.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Renew Global if, for example, the adjustment increases the holder’s proportionate interest in Renew Global’s assets or earnings and profits (for instance, through an increase in the number of ReNew Global Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ReNew Global Shares which is taxable to the holders of such shares as described under “Distributions on ReNew Global Shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Renew Global equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains income tax rates as described above under “Distributions on ReNew Global Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of ReNew Global Shares could be materially different from that described above if Renew Global is treated as a PFIC for U.S. federal income tax purposes. A non-US entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, Renew Global will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Renew Global owns, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations of Renew Global and its subsidiaries, Renew Global does not believe it will be treated as a PFIC for the current taxable year.

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

For each taxable year that Renew Global is treated as a PFIC with respect to a U.S. Holder’s ReNew Global Shares or Warrants, the U.S. Holder will be subject to special income tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ReNew Global Shares or Warrants or, collectively the “Excess Distribution Rules”, unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ReNew Global Shares will be treated as excess distributions. Under these special income tax rules:

•
the excess distribution or gain (including gain on a sale or disposition of Warrants) will be allocated ratably over the U.S. Holder’s holding period for the ReNew Global Shares or Warrants;
•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which ReNew Global is a PFIC, will be treated as ordinary income; and
•
the amount allocated to each other taxable year will be subject to the highest income tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of income tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the income tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ReNew Global Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the ReNew Global Shares or Warrants as capital assets.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ReNew Global Shares in which Renew Global is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ReNew Global Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its ReNew Global Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s income tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of making a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Renew Global is a PFIC.

US Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-US Holders

This section applies to Non-US Holders of ReNew Global Shares and Warrants. For purposes of this discussion, a Non-US Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of ReNew Global Shares or Warrants that is not a U.S. Holder, including:

•
a nonresident alien individual, other than certain former citizens and residents of the United States;
•
a foreign corporation; or
•
a foreign estate or trust.

US Federal Income Tax Consequences of the Ownership and Disposition of ReNew Global Shares and Warrants to Non-US Holders

Any (i) distributions of cash or property paid to a Non-US Holders in respect of ReNew Global Shares or (ii) gain realized upon the sale or other taxable disposition of ReNew Global Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•
the gain or distribution is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-US Holder maintains a permanent establishment in the United States to which such gain is attributable); or
•
in the case of any gain, the Non-US Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular income tax rates. A Non-US Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-US Holder (even though the individual is not considered a resident of the United States), provided the Non-US Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-US Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-US Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “US Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-US Holder’s gain on the sale or other disposition of ReNew Global Shares and Warrants.

Non-US Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ReNew Global Shares, and the proceeds received on sale or other taxable disposition of ReNew Global Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ReNew Global Shares and proceeds from the sale, exchange, redemption or other disposition of ReNew Global Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-US Holders may be subject to backup withholding on amounts received in respect of, a Non-US Holder’s ReNew Global Shares or Warrants, unless the Non-US Holder furnishes to the applicable withholding agent the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-US Holder otherwise establishes an exemption. Distributions paid with respect to ReNew Global Shares and proceeds from the sale of other disposition of ReNew Global Shares or Warrants received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-US Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the U.S. backup withholding rules.

U.S. backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Material United Kingdom Tax Considerations

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of ReNew Global Shares and Warrants. The comments set out below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where expressly stated otherwise, apply only to absolute beneficial owners of the ReNew Global Shares or Warrants who are (i) individuals not resident in the U.K. for U.K. tax purposes who do not hold ReNew Global Shares or Warrants for the purposes of a trade, profession, or vocation which they carry on in the U.K. through a branch or agency or (ii) companies not resident in the U.K. for U.K. tax purposes which do not hold the ReNew Global Shares or Warrants for the purpose of a trade carried on in the U.K. through a permanent establishment in the U.K., together, “non-U.K. Holders.”

This summary does not address all possible tax consequences relating to an investment in the ReNew Global Shares or Warrants. Certain categories of holders, including those falling outside the category described above (such as those who are resident in the U.K. for U.K. tax purposes), those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with ReNew Global and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such holders and any general statements made in this disclosure do not take them into account.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law.

Potential investors should satisfy themselves prior to investing as to the overall tax consequences, including, specifically, the consequences under U.K. tax law and HMRC practice of the acquisition, ownership and disposal of the ReNew Global Shares or Warrants in their own particular circumstances by consulting their own tax advisors.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSAL OF RENEW GLOBAL SHARES AND WARRANTS, AND OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.K. TAX LAWS.

U.K. Taxation of Dividends

ReNew Global will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of ReNew Global Shares to a non-U.K. Holder.

Non-U.K. Holders who hold their ReNew Global Shares as an investment and not in connection with any trade carried on by them will not be subject to United Kingdom tax in respect of any dividends. There are certain exceptions from United Kingdom tax in respect of dividends on shares held in connection with a trade carried on in the U.K. for trades conducted in the U.K. through independent agents, such as some brokers and investment managers.

U.K. Taxation of Capital Gains

Acquisition of ReNew Global Shares on exercise of the Warrants

An individual that is a non-U.K. Holder will generally not be liable to U.K. capital gains tax on capital gains realized (if any) on the exercise of Warrants.

A company that is a non-U.K. Holder will generally not be liable to U.K. corporation tax on chargeable gains realized (if any) on the exercise of Warrants.

An individual non-U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes, may, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized (if any) while he or she was not resident in the U.K.

Disposal of ReNew Global Shares or Warrants

An individual who is a non-U.K. Holder will generally not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ReNew Global Shares or Warrants.

A company that is a non-U.K. Holder will generally not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ReNew Global Shares or Warrants.

An individual non-U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K.

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

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the U.K. from the European Union. In certain circumstances, there may also be no charge to stamp duty or SDRT on the transfer of ReNew Global Shares into a clearance service or depositary receipt system. Shareholders should accordingly seek their own advice before paying or accepting such charge.

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

Taxation of Dividends

Dividend distributed by an Indian company is taxable in the hands of its shareholders. The Indian company is required to withhold tax at 10.0% prior to distribution of dividend to Indian resident shareholders and at 20.0% plus applicable surcharge and cess prior to distribution of dividend to non-Indian resident shareholders subject to benefit, if any, under applicable double taxation avoidance agreement. Accordingly, where ReNew Global receives dividend on equity shares held in the Indian company, ReNew Global will be subject to an Indian withholding tax of 20.0% (plus surcharge and cess) subject to ReNew Global being eligible to reduced rate of 10.0% under the India-U.K. double taxation avoidance agreement. Any dividend distribution by ReNew Global to its non-resident shareholders shall not be subject to tax in India.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See Note 50 to our audited consolidated financial statements included in this Report for disclosures on financial instruments and market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of securities holders.

Use of proceeds

Not applicable.

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

Based on their evaluation as of March 31, 2023, our Group’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting as described below

(b)
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Group’s Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

•
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and
•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. As a result of this assessment, management concluded that there were material weaknesses in its internal control over financial reporting, as described below, existed as of March 31, 2023, and hence, the internal control over financial reporting was not effective as at that date. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

Our internal controls over financial reporting were ineffective due to: delayed performance of review controls and absence of adequate evidence with respect to operation of review controls, including those related to significant estimates and financial statement close process, such as control attributes, the precision levels applied, and completeness and accuracy of data and reports used; and inadequate segregation of duties for recording and review of manual journal entries.

Remediation Plan

We have identified and begun to implement several steps to remediate the material weaknesses described in this Item 15 and to enhance our overall control environment.

Our remediation process principally includes:

•
The application control for the review and approval of manual journal entries has been implemented subsequent to March 31, 2023 and the Management will continue to monitor the operating effectiveness of this control;
•
Evaluating the adoption of relevant policies and procedures to strengthen discipline with respective process owners, evaluating further automation, and monitoring the results by increasing the periodicity of meetings, reporting and other governance mechanisms;
•
Providing additional training to the process owners for the timely performance of the control activities and retaining the evidence including evidence of completeness and accuracy of data and reports used to ensure performance of control activities; and
•
Validation of the above remediation process by Management. Management may decide to take the assistance of external professional firm(s) for the same and to provide feedback on any control enhancements required.

The Company’s Management believes that the measures described above will remediate the material weaknesses that have been identified and is committed to improving the Company’s disclosure controls and procedures and internal control over financial reporting. Although we intend to complete the remediation process as promptly as possible, we cannot at this time estimate how long it will take to remediate these material weaknesses, and our remediation plan may not prove to be successful. As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. Until these weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

The effectiveness of our internal control over financial reporting as at March 31, 2023 has been audited by S.R. Batliboi & Co. LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below.

(c)
Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on Internal Control Over Financial Reporting

We have audited ReNew Energy Global Plc’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, ReNew Energy Global Plc (the Company) has not maintained effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified material weaknesses in the internal control over financial reporting processes related to delayed performance of review controls and absence of adequate evidence over operation of review controls, including those related to significant estimates and financial statement close process, such as review control attributes, the precision levels applied, and on ensuring completeness and accuracy of data and reports used; and inadequate segregation of duties around recording and review of manual journal entries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the financial year ended March 31, 2023 consolidated financial statements, and this report does not affect our report dated July 31, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ S.R.Batliboi & Co. LLP

Gurugram, India

July 31, 2023

(d)
Changes in Internal Control over Financial Reporting

The Management has evaluated, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified, management has concluded that no such changes have occurred in the financial year ended on March 31, 2023.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of our Audit Committee, Mr. Manoj Singh, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors. The full text of our Code of Ethics is posted on our website at https://www.renew.com/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in the years ended March 31, 2022 and 2023.

	For the year ended March 31,
Particulars	2022	2023	2023
	(Rs. in millions)		(US$ in millions)
Audit fees (audit and review of financial statements)	91	112	1
Audit-related fees (including other miscellaneous audit related certifications)	84	19	0
Tax fees (tax audit, other certifications and tax advisory services)	2	1	0
All other fees (advisory services)	-	4	0
Total	177	136	2

All other fees (advisory services) represent permissible services with respect to assessing the approach towards carbon pricing.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de-minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our Company provided by SRB during its tenure have been approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Company Purchases of Class A Ordinary Shares from open market

At a general meeting held on August 20, 2021, our shareholders approved the forms of share repurchase contracts and counterparties with whom such contracts may be entered into for the purpose of making repurchases of our Class A Ordinary Shares. These approvals are valid for five years. On February 2, 2022, the Company’s Board of Directors approved the proposal to commence a share repurchase program of up to $250 million Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases. Thereafter, the company entered into an agreement with Credit Suisse Securities (USA) LLC (the “Broker”) for the purchase, on a principal basis, of Class A Ordinary Shares, for subsequent sale and delivery to the Company. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time. Acquisitions for the share repurchase program are made at management’s discretion, at prevailing prices, subject to market conditions and other factors. Repurchases may be increased, decreased or discontinued at any time without prior notice. Shares repurchased under the plan are held as treasury shares.

In the period to March 31, 2022, the Broker purchased 1,655,300 Class A Ordinary Shares (par value US$0.0001 each) from the open market for the purposes of the Share Repurchase Program for aggregate consideration of $13,081,731. The shares have subsequently been repurchased into treasury by the Company. As of March 31, 2023, we held 28,010,273 Class A Ordinary Shares as treasury shares, which were purchased in exchange for aggregate consideration of US$178,994,828. An overview of the repurchase of shares is provided below:

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced repurchase plan	Maximum dollar value of shares that may yet be purchased under the plan
April 1 to April 30, 2022	-	-	-	250,000,000
May 1 to May 31, 2022	-	-	-	250,000,000
June 1 to June 30, 2022	3,991,773	$7.77	3,991,773	218,996,979
July 1 to July 31, 2022	4,074,600	$6.70	4,074,600	191,704,051
August 1 to August 31, 2022	4,664,800	$7.00	4,664,800	159,030,176
September 1 to September 30, 2022	638,500	$6.58	638,500	154,826,857
October 1 to October 31, 2022	2,233,000	$5.59	2,233,000	142,338,864
November 1 to November 30, 2022	5,458,200	$6.19	5,458,200	108,538,476
December 1 to December 31, 2022	-	-	-	108,538,476
January 1 to January 31, 2023	658,500	$6.15	658,500	104,488,140
February 1 to February 28, 2023	3,803,400	$5.68	3,803,400	82,891,759
March 1 to March 31, 2023	2,487,500	$4.78	2,487,500	71,005,172
Total	28,010,273	$6.39	28,010,273

*There were no repurchases of Class A Ordinary Shares from company employees in connection with the company’s broad-based employee incentive plans.

Also see the section titled “Risk Factors — Our ability to declare and pay dividends and repurchase shares is subject to certain considerations” under Item 3.D.

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

Compensation Committee

Nasdaq rules require that a compensation committee comprises solely independent directors governed by a compensation committee charter overseeing executive compensation. English law does not require us to have a compensation committee. Our Remuneration Committee currently consists of (i) two independent directors and (ii) the director appointed by the Founder Investors.

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

On August 20, 2021, our shareholders passed resolutions authorizing our directors until August 20, 2026 to allot shares with aggregate nominal values of up to (a) $6,503.02 for the purposes of our Employee 2021 Plan (including $30 for our Non-Employee 2021 Plan), and (b) $55,000 (which could, for instance, comprise up to 550,000,000 Class A Ordinary Shares) for other allotments, and disapplying preemption rights in respect of allotments under these authorities. At our 2023 annual general meeting, we intend to propose a resolution to renew and vary the authority referred to in (a) above so that it relates to an aggregate nominal value of $8,800.00 and expires on the fifth anniversary of the date on which the resolution is passed.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report, together with the report of the independent registered public accounting firm:

•
Consolidated statement of financial position as of March 31, 2022 and 2023.
•
Consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2021, 2022 and 2023.
•
Consolidated statement of changes in equity for the years ended March 31, 2021, 2022 and 2023.
•
Consolidated statement of cash flows for the years ended March 31, 2021, 2022 and 2023.
•
Notes to the consolidated financial statements.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the U.K. Companies Act. Statutory accounts for the year ended March 31, 2023 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the year ended March 31, 2022 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the Companies Act 2006.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description
2.1†	Specimen ReNew Global Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).
2.2†	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-256228)).
2.3†

Warrant Agreement, dated December 9, 2020, by and between Continental Stock Transfer & Trust Company and RMG II (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

2.4†

Warrant Assignment and Assumption Agreement dated August 23, 2021, among RMG-II, ReNew Global and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.4 to the Form 20-F filed on August 27, 2021 (file no. 001-40752)).

2.5†

Amended and Restated Warrant Agreement dated August 23, 2021, among ReNew Global, Computershare Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 2.5 to the Form 20-F filed on August 27, 2021 (file no. 001-40752)).

3.1†

A&R Articles of Association of ReNew Global adopted on August 23, 2021 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

3.2*	Description of rights of each class of securities registered under Section 12 of the Exchange Act.
4.1†	ReNew Global’s Shareholders Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).
4.2†

Registration Rights, Coordination and Put Option Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

4.3†

Deed of Novation and Adherence pursuant to which RMG has assigned its right and novated its obligations under the shareholders agreement its obligations under the Agreement to MKC Investments, LLC (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on March 14, 2022 (file no. 001-40752)).

4.4†

Service Agreement between ReNew Global and Sumant Sinha dated August 23, 2021 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

4.5†	Amendment to the Service Agreement between ReNew Global and Sumant Sinha dated July 11, 2022.
4.6†

Form of the Indemnification Agreement between ReNew Global and each director and executive officer of ReNew Global (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

4.7†

Form of the Employment Agreement with executive officers other than Sumant Sinha (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 001-40752)).

4.8†	Non-Employee 2021 Incentive Award Plan (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on July 25, 2022(file no. 001-40752)).
4.9†	2021 Incentive Award Plan adopted on August 23, 2021 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on July 25, 2022(file no. 001-40752)).
4.10†

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

4.11†

2027 Notes: Indenture of ReNew India dated January 29, 2020 for the $450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-256228)).

4.12†

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

4.13†

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

4.14†

2028 Notes: Indenture and supplemental indenture of ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited dated April 14, 2021 and May 7, 2021 for the $585,000,000 aggregate principal amount of 4.50% Senior Secured Notes due July 14, 2028. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333- 256228)).

4.15†	2032 Notes: Trust Deed of Renew Power Private Limited for the $ 400,000,000 aggregate principal amount of 4.56% Notes due January 18, 2032.
4.16*	2026 Notes: Indenture of Diamond II Limited dated April 28, 2023 for the $400,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026.
4.17*	Amendment to ReNew Global’s Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023).
4.18*	Standstill Agreement with Canada Pension Plan Investment Board dated July 24, 2023
8.1*	List of significant subsidiaries of ReNew Global.
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
104.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page interactive Data File (embedded within the Inline XBRL Document)
† Previously filed
* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Date: July 31,2023	ReNew Energy Global Plc
	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ReNew Energy Global Plc (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 31, 2023, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of Goodwill
Description of the Matter

As described in notes 4.1(o) and 6 to the consolidated financial statements, the amount of goodwill recognised by the Company as of March 31, 2023, was INR 11,596 million. This amount is allocated to the Company’s cash generating units (CGUs) or group of CGUs, which, if they contain goodwill, are tested at least annually for impairment, by comparing the CGUs carrying amount to its recoverable amount, which is determined to be the higher of its fair value less costs of disposal and its value in use (VIU). When the carrying amount of a CGU exceeds the recoverable amount, the carrying amount is written down to the recoverable amount.

Auditing the Company’s annual impairment assessment of CGUs which include goodwill, was complex and highly judgmental, due to the significant estimation and judgement required to determine the recoverable amount of each CGU, using discounted cash-flow models. In particular, the Company’s determination of the VIU of each CGU was sensitive to significant assumptions, such as the Plant Load Factor (PLF), a measure of average capacity utilization of a power plant, used in revenue projections, future operating and maintenance expenses and discount rates. These assumptions are forward-looking and are affected by future economic and market conditions, as well as industry specific factors, like future wind speed.

How We Addressed the Matter in Our Audit

To test the assumptions used for determining the VIU, our audit procedures included, among others, testing the Company's forecast of PLF used in determining revenue projections and future operating and maintenance expenses, by comparing to historical Company trends and evaluated whether changes to these significant assumptions would impact the impairment conclusion. We also evaluated the scope, competency, and objectivity of the external specialists engaged by the Company to assist in determining future PLF for the wind segment group of CGU, and the related discount rates and computation of VIU by considering the scope of work that they were engaged to perform, their professional qualifications, experience, use of industry accepted methodology and remuneration structure. We also engaged our valuation specialists to assist us in evaluating the methodology used and discount rate applied to calculate the recoverable value of such CGU including performing sensitivity analyses on such key inputs. We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011.

Gurugram, India

July 31, 2023

ReNew Energy Global Plc

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2022	2023	2023
		(INR)	(INR)	(USD) (refer Note 2.2)
Assets
Non-current assets
Property, plant and equipment	5	437,593	538,355	6,550
Intangible assets	6	39,724	38,595	470
Right of use assets	7	7,495	10,618	129
Investment in jointly controlled entities	8	—	3,007	37
Financial assets
Investments	10	—	466	6
Derivative instruments	15	—	4,216	51
Trade receivables	9	1,006	9,072	110
Loans	10	164	356	4
Others	10	3,254	1,901	23
Deferred tax assets (net)	11	1,062	4,645	57
Prepayments	12	875	1,018	12
Non-current tax assets (net)		4,877	5,776	70
Contract assets	60	—	7,139	87
Other non-current assets	13	10,081	11,463	139
Total non-current assets		506,131	636,627	7,746

Current assets
Inventories	14	815	1,194	15
Financial assets
Investments	10	—	460	6
Derivative instruments	15	3,593	2,120	26
Trade receivables	9	44,819	21,615	263
Cash and cash equivalents	16	28,379	38,182	465
Bank balances other than cash and cash equivalents	16	50,741	37,837	460
Loans	10	623	54	1
Others	10	2,178	4,094	50
Prepayments	12	970	1,311	16
Contract assets	60	—	572	7
Other current assets	13	3,001	2,364	29
		135,119	109,803	1,336
Assets held for sale	40	93	64	1
Total current assets		135,212	109,867	1,337
Total assets		641,343	746,494	9,083

Equity and liabilities
Equity
Issued capital	17	4,808	4,808	58
Share premium	17	154,051	154,136	1,875
Hedge reserve	18A	(1,328)	(618)	(8)
Share based payment reserve	18B	3,444	5,886	72
Retained losses	18C	(38,420)	(53,610)	(652)
Other components of equity	18D	(4,116)	(3,750)	(46)
Equity attributable to equity holders of the parent		118,439	106,852	1,300
Non-controlling interests		7,934	11,548	141
Total equity		126,373	118,400	1,441

Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	19	373,729	467,293	5,686
Lease liabilities	20	2,999	5,471	67
Derivative instruments	29	—	521	6
Liability for put options with non-controlling interests	21	8,636	4,422	54
Others	22	2,087	1,735	21
Deferred government grant	23	214	203	2
Employee benefit liabilities	24	169	207	3
Provisions	25	13,384	16,859	205
Deferred tax liabilities (net)	11	12,468	15,454	188
Other non-current liabilities	26	5	3	0
Total non-current liabilities		413,691	512,168	6,232

ReNew Energy Global Plc

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2022	2023	2023
		(INR)	(INR)	(USD) (refer Note 2.2)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	27	14,485	42,523	517
Lease liabilities	20	455	698	8
Trade payables	28	5,609	6,118	74
Liability for put options with non-controlling interests	21	910	987	12
Derivative instruments	29	4,209	1,654	20
Others (includes current maturities of long term interest-bearing loans and borrowings)	22	71,636	59,263	721
Deferred government grant	23	11	11	0
Employee benefit liabilities	24	179	271	3
Other current liabilities	26	3,281	4,117	50
Current tax liabilities (net)		504	284	3

		101,279	115,926	1,410
Liabilities directly associated with the assets held for sale	40	—	—	—
Total current liabilities		101,279	115,926	1,410
Total liabilities		514,970	628,094	7,642
Total equity and liabilities		641,343	746,494	9,083

Summary of significant accounting policies	4.1

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2021	2022	2023	2023
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Income
Revenue	30	48,187	59,349	78,223	952
Other operating income	31	80	2,694	1,105	13
Late payment surcharge from customers	32	—	—	1,134	14
Finance income and fair value change in derivative instruments	33	3,354	2,013	2,910	35
Other income	34	2,870	5,139	4,581	56
Change in fair value of warrants	44	—	—	1,356	17
Total income		54,491	69,195	89,309	1,087

Expenses
Raw materials and consumables used (refer Note 60)		426	324	6,956	85
Employee benefits expense	35	1,259	4,501	4,413	54
Depreciation and amortisation	36	12,026	13,764	15,901	193
Other expenses	37	7,582	9,925	13,636	166
Finance costs and fair value change in derivative instruments	38	38,281	41,712	50,966	620
Change in fair value of warrants	44	—	690	—	—
Listing and related expenses	56	—	10,512	—	—
Total expenses		59,574	81,428	91,872	1,118

Loss before share of profit of jointly controlled entities and tax		(5,083)	(12,233)	(2,563)	(31)

Share in (loss) / gain of jointly controlled entities	55	(45)	—	93	1

		(5,128)	(12,233)	(2,470)	(30)
Income tax expense	11C
Current tax		785	1,167	955	12
Deferred tax		2,091	2,797	1,593	19
Adjustment of current tax relating to earlier years		28	(69)	11	0

Loss for the year (a)		(8,032)	(16,128)	(5,029)	(61)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):

Net (loss) / gain on cash flow hedges
Net (loss) / gain on cash flow hedge reserve		(5,065)	4,201	1,487	18
Net loss on cost of hedge reserve		(539)	(1,385)	(377)	(5)
Total net (loss) / gain on cash flow hedges		(5,603)	2,816	1,110	14
Income tax effect		1,532	750	(249)	(3)
		(4,072)	3,566	861	10

Exchange differences on translation of foreign operations		(2)	191	345	4
		(2)	191	345	4

Net other comprehensive (loss) / income that may be reclassified to profit or loss in subsequent periods (b)		(4,074)	3,757	1,206	15

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement loss of defined benefit plan		(8)	9	3	0
Income tax effect		1	(3)	(1)	(0)
Net other comprehensive gain / (loss) that will not be reclassified to profit or loss in subsequent periods (c)		(7)	6	2	0

Other comprehensive (loss) / income for the year, net of tax (d) = (b) + (c)		(4,081)	3,763	1,208	15

Total comprehensive loss for the year, net of tax (a) + (d)		(12,113)	(12,365)	(3,821)	(46)

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2021	2022	2023	2023
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Loss attributable to:
Equity holders of the parent		(7,818)	(16,077)	(4,817)	(59)
Non-controlling interests		(214)	(51)	(212)	(3)
		(8,032)	(16,128)	(5,029)	(61)

Total comprehensive (loss) / gain attributable to:
Equity holders of the parent		(11,965)	(12,700)	(3,760)	(46)
Non-controlling interests		(148)	335	(61)	(1)
		(12,113)	(12,365)	(3,821)	(46)
Loss per share	39
Basic and diluted loss attributable to ordinary equity holders of the Parent (in INR and USD)		(19.49)	(40.82)	(12.32)	(0.15)

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	(refer Note 17)	(refer Note 17)	(refer Note 18A)	(refer Note 18B)	(refer Note 18C)	(refer Note 18D(i))	(refer Note 18D(ii))	(refer Note 18D(iii))
As at April 1, 2020	3,799	67,165	(1,086)	1,161	1,207	(29)	2,296	12	74,525	4,323	78,848
Loss for the year	—	—	—	—	(7,818)	—	—	—	(7,818)	(214)	(8,032)
Other comprehensive income / (loss) for the year	—	—	(4,138)	—	(7)	—	—	(2)	(4,147)	66	(4,081)
Total comprehensive loss	—	—	(4,138)	—	(7,825)	—	—	(2)	(11,965)	(148)	(12,113)
Share-based payment expense	—	—	—	177	—	—	—	—	177	—	177
Forfeiture of vested options	—	—	—	3	(3)	—	—	—	—	—	—
Repurchase of vested stock options (refer Note 43(b))	—	—	—	(176)	(470)	—	—	—	(646)	—	(646)
Acquisition of interest by non-controlling interest in subsidiaries (refer Note 56(c)(i))	—	—	—	—	29	—	—	—	29	8	37
Acquisition of non-controlling interest (refer Note 56(c)(i))	—	—	—	—	—	78	—	—	78	(1,622)	(1,544)
Acquisition of subsidiaries (refer Note 56(b))	—	—	—	—	—	—	—	—	—	107	107
Transfer from debenture redemption reserve (net)	—	—	—	—	694	—	(694)	—	—	—	—
Others	—	—	—	—	(121)	—	—	—	(121)	—	(121)
As at March 31, 2021 (INR)	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	(refer Note 17)	(refer Note 17)	(refer Note 18A)	(refer Note 18B)	(refer Note 18C)	(refer Note 18D(i))	(refer Note 18D(ii))	(refer Note 18D(iii))
As at April 1, 2021	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745
Loss for the year	—	—	—	—	(16,077)	—	—	—	(16,077)	(51)	(16,128)
Other comprehensive income / (loss) for the year	—	—	3,180	—	6	—	—	191	3,377	386	3,763
Total comprehensive income / (loss)	—	—	3,180	—	(16,071)	—	—	191	(12,700)	335	(12,365)
Share-based payment expense (refer Note 43)	—	—	—	2,505	—	—	—	—	2,505	—	2,505
Repurchase of vested stock options (refer Note 43)	—	—	—	(24)	(65)	—	—	—	(89)	—	(89)
Amount utilised on exercise of stock options	—	—	—	(85)	—	—	—	—	(85)	—	(85)
Shares issued by subsidiary	—	—	—	—	1	—	—	—	1	916	917
Disposal of subsidiary (refer Note 40)	—	—	—	—	—	—	—	—	—	15	15
Acquisition of non-controlling interest (refer Note 56(c)(i))	—	—	—	—		(5,618)	—	—	(5,618)	(4,247)	(9,865)
Shares issued by RPPL* (refer Note 17)	456	27,486	—	—	—	—	—	—	27,942	—	27,942
Shares issued (refer Note 17)	0	9,149	—	—	—	—	—	—	9,149	—	9,149
Transfer to debenture redemption reserve (net)	—	—	—	—	135	—	(135)	—	—	—	—
Adjustments / impact pursuant to the Transaction (refer note 56(a))
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares)	1,050	72,605	—	—	—	—	—	—	73,655	—	73,655
- Distribution / cash paid to RPPL’s equity holders	—	—	—	—	(19,609)	—	—	—	(19,609)	—	(19,609)
- Recognition of non-controlling interests	(497)	(13,226)	716	(117)	214	(5)	(188)	—	(13,103)	13,103	—
Allocation of other equity to non controlling interest	—	—	—	—	—	1	(23)	—	(22)	22	—
Shares pending cancellation (refer Note 17)	(0)	—	—	—	(997)	—	—	—	(997)	—	(997)
Effect of approved capital reduction (refer Note 17)	—	(9,128)	—	—	9,128	—	—	—	—	—	—
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	(4,667)	—	—	—	(4,667)	(4,878)	(9,545)
As at March 31, 2022 (INR)	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	(refer Note 17)	(refer Note 17)	(refer Note 18A)	(refer Note 18B)	(refer Note 18C)	(refer Note 18D(i))	(refer Note 18D(ii))	(refer Note 18D(iii))
As at April 1, 2022	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373
Loss for the year	—	—	—	—	(4,817)	—	—	—	(4,817)	(212)	(5,029)
Other comprehensive income / (loss) for the year	—	—	710	—	2	—	—	345	1,057	151	1,208
Total comprehensive income / (loss)	—	—	710	—	(4,815)	—	—	345	(3,760)	(61)	(3,821)
Shares issued during the year (refer Note 17)	0	85	—	(70)	—	—	—	—	15	—	15
Share-based payment expense (refer Note 43)	—	—	—	2,512	—	—	—	—	2,512	—	2,512
Shares and compulsorily convertible debentures issued by subsidiaries (refer Note 56(c)(ii))	—	—	—	—	—	—	—	—	—	5,007	5,007
Acquisition of interest by non-controlling interest in subsidiaries (refer Note 56(c)(ii))	—	—	—	—	(31)	—	—	—	(31)	31	—
Acquisition of non controlling interest (refer Note 56(c))	—	—	—	—	—	76	—	—	76	(1,419)	(1,343)
Allocation of other equity to non controlling interest	—	—	—	—	15	—	50	1	66	(66)	—
Transfer from debenture redemption reserve (net)	—	—	—	—	106	—	(106)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 17)	—	—	—	—	(13,499)	—	—	—	(13,499)	—	(13,499)
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	3,034	—	—	—	3,034	122	3,156
As at March 31, 2023 (INR)	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400
As at March 31, 2023 (USD) (refer Note 2.2)	58	1,875	(8)	72	(652)	(67)	15	7	1,300	141	1,441

# includes cash flow hedge reserve and cost of hedge reserve

* includes compulsorily convertible preference shares converted to equity shares

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from operating activities
Loss before tax	(5,128)	(12,233)	(2,470)	(30)
Adjustments to reconcile loss before tax to net cash flows:
Finance costs	37,852	41,088	50,098	610
Depreciation and amortisation	12,026	13,764	15,901	193
Change in fair value of warrants	—	690	(1,356)	(17)
Provision for operation and maintenance equalisation	(147)	(574)	(619)	(8)
Share based payments	203	2,410	1,966	24
Listing and related expenses	—	7,617	—	—
Interest income	(1,774)	(2,013)	(2,771)	(34)
Others	(634)	48	1,135	14
Working capital adjustments:
(Increase) / decrease in trade receivables	(10,991)	(9,732)	14,455	176
Increase in inventories	(221)	(59)	(1,040)	(13)
Decrease / (increase) in other current financial assets	476	(29)	(932)	(11)
Decrease / (increase) in other non-current financial assets	7	1,921	(125)	(2)
(Increase) / decrease in other current assets	(674)	(476)	415	5
Decrease / (increase) in other non-current assets	7	106	(363)	(4)
Increase in prepayments	(213)	(532)	(485)	(6)
Increase in contract assets	—	—	(7,557)	(92)
(Decrease) / increase in other current financial liabilities	(258)	15	(42)	(1)
Increase in other current liabilities	168	1,401	836	10
(Decrease) / increase in other non-current liabilities	(9)	6	(2)	(0)
Increase / (decrease) in contract liabilities	1,538	(109)	—	—
(Decrease) / increase in trade payables	(555)	2,241	508	6
Increase / (decrease) in employee benefit liabilities	158	(73)	104	1
Decrease in provisions	(4)	—	—	—
Cash generated from operations	31,827	45,477	67,656	823
Income tax refund / (paid) (net)	254	(3,087)	(2,084)	(25)
Net cash generated from operating activities (a)	32,081	42,390	65,572	798

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(24,482)	(89,830)	(86,364)	(1,051)
Sale of property, plant and equipment	—	134	56	1
Investment in deposits having residual maturity more than 3 months and mutual funds	(140,776)	(309,114)	(254,577)	(3,097)
Redemption of deposits having residual maturity more than 3 months and mutual funds	142,224	284,344	267,335	3,253
Deferred consideration received	—	—	19	0
Disposal of subsidiaries, net of cash disposed (refer Note 40)	3,597	4,765	—	—
Acquisition of subsidiaries, net of cash acquired (refer Note 56 and 57)	(34)	(15,929)	(90)	(1)
Purchase consideration paid	—	—	(30)	(0)
Government grant received	26	74	—	—
Cash acquired on acquisition of control in jointly controlled entities (refer Note 56(b))	46	—	—	—
Proceeds from interest received	1,987	1,759	2,092	25
Loans given	—	(950)	(55)	(1)
Contribution to investment funds	—	—	(449)	(5)
Investment in jointly controlled entities (refer Note 55(b))	—	—	(2,915)	(35)
Net cash used in investing activities (b)	(17,412)	(124,747)	(74,978)	(912)

Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	—	67,978	—	—
Shares issued during the year	—	21	14	0
Distribution / cash paid to RPPL’s equity holders (refer Note 56(a))	—	(19,609)	—	—
Shares bought back, held as treasury stock (refer Note 17)	—	(1,315)	(13,276)	(162)
Acquisition of interest by non-controlling interest in subsidiaries	8	1,450	—	—
Payment for acquisition of interest from non-controlling interest	(1,516)	(737)	(37)	(0)
Payment of lease liabilities (including payment of interest expense) (refer Note 42)	(248)	(295)	(534)	(6)
Payment made for repurchase of vested stock options	(681)	(610)	—	—
Proceeds from shares and compulsorily convertible debentures issued by subsidiaries#	—	—	17,758	216
Put options exercised during the year (refer Note 46)	—	—	(980)	(12)
Proceeds from long term interest-bearing loans and borrowings	125,204	192,905	153,602	1,869
Repayment of long term interest-bearing loans and borrowings	(95,700)	(109,513)	(122,466)	(1,490)
Loan from related parties	605	—	—	—
Proceeds from short term interest-bearing loans and borrowings	18,779	98,044	92,970	1,131
Repayment of short term interest-bearing loans and borrowings	(20,002)	(103,728)	(65,195)	(793)
Interest paid (including settlement gain / loss on derivative instruments)	(33,528)	(34,553)	(42,743)	(520)
Net cash (used in) / generated from financing activities (c)	(7,079)	90,038	19,113	233

Net increase in cash and cash equivalents (a) + (b) + (c)	7,590	7,681	9,707	118
Cash and cash equivalents at the beginning of the year	13,089	20,679	28,379	345
Effects of exchange rate changes on cash and cash equivalents	—	19	96	1
Cash and cash equivalents at the end of the year	20,679	28,379	38,182	465

Components of cash and cash equivalents
Cash and cheque on hand	0	0	1	0
Balances with banks:
- On current accounts	19,474	27,359	14,500	176
- Deposits with original maturity of less than 3 months	1,205	1,020	23,681	288
Total cash and cash equivalents (refer Note 16)	20,679	28,379	38,182	465

# includes INR 15,331 that represents proceeds from the debt portion of the compulsorily convertible debentures during the year ended March 31, 2023.

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

Changes in liabilities arising from financing activities

Particulars	As at April 1, 2022	Cash flows (net)	Other changes*	As at March 31, 2023
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	429,775	46,467	11,642	487,884
Short term interest-bearing loans and borrowings	14,485	27,775	263	42,523
Total liabilities from financing activities	444,260	74,242	11,905	530,407

Particulars	As at April 1, 2021	Cash flows (net)	Other changes*	As at March 31, 2022
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	365,590	83,392	(19,207)	429,775
Short term interest-bearing loans and borrowings	10,643	(5,684)	9,526	14,485
Total liabilities from financing activities	376,233	77,708	(9,681)	444,260

Particulars	As at April 1, 2020	Cash flows (net)	Other changes*	As at March 31, 2021
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	343,536	29,504	(7,450)	365,590
Short term interest-bearing loans and borrowings	12,148	(1,222)	(283)	10,643
Total liabilities from financing activities	355,684	28,282	(7,733)	376,233

* includes adjustment for ancillary borrowing cost, unrealised / realised foreign exchange gain / loss.

The cash flow statement has been prepared under the indirect method as set out in the IAS 7 "Statement of Cash Flows".

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

1.
Corporate information

ReNew Energy Global Plc (the Company or Parent) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James's Square, London, England, SW1Y 4LB. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company's Board of Directors on July 31, 2023.

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

ReNew Power Global Merger Sub (Merger Sub) was a Cayman Islands exempted company, wholly owned by the Company.

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

On August 23, 2021, on successful completion of above Transaction, the Company got listed on the NASDAQ. The Company acquired approximately 90% and 100% of shareholding of RPPL and RMG II from their existing shareholders, respectively. Consequently, RMG II and RPPL became subsidiaries of the Company. The trading of the Company's shares has commenced with effect from August 24, 2021 on the NASDAQ under symbol "RNW". Information on this transaction is provided in Note 56(a). The consolidated financial statements for the period April 1, 2021 to August 23, 2021 include financial data pertaining only to RPPL and its subsidiaries.

2.
Basis of preparation and changes to the Group's accounting policies

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

- Share based payments

- Share warrants

- Liability for put options (refer accounting policy below)

2.2. Convenience translation (unaudited)

The consolidated financial statements are presented in Indian Rupee (INR), the presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2023 have been translated to U.S. Dollars (USD) at the exchange rate of INR 82.19 per USD 1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023.

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
(c)
the amount recognised as issued capital and share premium is determined by adding the issued equity of the accounting acquirer outstanding immediately before this transaction, after adjusting amount attributable to NCI recognised to the fair value consideration effectively transferred. The number and type of equity instruments pre-acquisition reflect the equity structure of RPPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the Company. Refer Note 39 for adjustment carried to number of equity instruments for computation of earnings per share.
(d)
the non-controlling interest’s proportionate share of the accounting acquirer’s pre-combination carrying amounts of retained earnings and other equity interests;
(e)
the statement of profit or loss and other comprehensive income for the current period reflects that of the accounting acquirer for the full period together with the post-acquisition results of the accounting acquiree.

The consolidated financial statements for the year ended March 31, 2021 and consolidated financial statements for the period April 1, 2021 to August 23, 2021 include financial data pertaining only to RPPL and its subsidiaries.

The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as "0" due to presentation in millions.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

3.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2023. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Liability for put options with non-controlling interests

Liability for put option issued to non-controlling interests, to be settled in cash by the Company, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction. If the put option is exercised, the amount recognised as financial liability at that date is extinguished by the payment of the exercise price.

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

- Liabilities or equity instruments related to share based payment arrangements of the acquiree or share-based payments arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

This note summarises the accounting policy for determination of fair value. Other fair value related disclosures are given in the relevant notes as following:

•
Disclosures for significant estimates and assumptions (refer Note 59)
•
Quantitative disclosures of fair value measurement hierarchy (refer Note 49)
•
Financial instruments (including those carried at amortised cost) (refer Note 48 and 49)
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

a)
Sale of power

Income from supply of power is recognised over time on the supply of units generated from plant to the grid as per the terms of the Power Purchase Agreement (PPA) entered into with the customers.

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

e)
Revenue from Engineering, Procurement and Construction (EPC) Contracts

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

f)
Revenue on account of service concession arrangements

IFRIC 12, 'Service Concession Arrangements' deals with the treatment to be applied by the operator for public-to-private service concession arrangements. Service concession arrangement fall within the scope of IFRIC 12 when the following two conditions are met:

i) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

ii) the grantor controls - through ownership, beneficial entitlement or otherwise - any significant residual interest in the infrastructure at the end of the term of the arrangement.

The financial asset model according to paragraph 16 of IFRIC 12 applies if the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services; the grantor has little, if any, discretion to avoid payment, usually because the agreement is enforceable by law. The operator has an unconditional right to receive cash if the grantor contractually guarantees to pay the operator (a) specified or determinable amounts or (b) the shortfall, if any, between amounts received from users of the public service and specified or determinable amounts, even if payment is contingent on the operator ensuring that the infrastructure meets specified quality or efficiency requirements.

Revenue related to construction services under a service concession arrangement is recognised over time. Operation or service revenue is recognised in the period in which the services are provided by the Group. The total expected consideration is allocated to the performance obligations based on the relative stand-alone selling prices of the construction services and operation services, taking into account the significant financing component.

The Group’s recognise a contract asset for its right to receive consideration for the construction services and accounts for the significant financing component in the arrangement in accordance IFRS 15. Once it is established that Group has an unconditional right (other than that of the passing of time) to receive consideration for the construction services, the amounts due from the grantor are accounted for in accordance with IFRS 9, 'Financial Instruments' as receivables.

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

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into INR at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. For practical reasons, the group uses an average rate to translate income and expense items, if the average rate approximates the exchange rates at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognised in the statement of profit or loss.

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

Sale of emission reduction certificates

Government grants in the form of carbon emission rights (CERs), which are received on projects registered under the United Nations Framework on Climate Change, are recorded as inventory and initially measured at fair value when there is reasonable assurance that such CERs will be received, with credit being recognised as Income from sale of emission reduction certificates under other operating income in the statement of profit or loss. Such CERs are subsequently measured at cost or net realisable value, whichever is lower. The Group derecognises the CERs when the certificate is sold, which occurs when units are transferred to the customer.

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

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions and provisions (refer Note 25) for further information about the recognised decommissioning provision.

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

Development costs

Development expenditure on an individual project are recognised as an intangible asset when the Group can demonstrate:

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

k)
Depreciation / amortisation of property, plant and equipment and intangible assets

Depreciation and amortisation are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Life (in years)
Plant and equipment (solar rooftop projects)*	25 or terms of PPA, whichever is less (15-25)
Plant and equipment (solar power projects)*	35
Plant and equipment (wind power projects)*	30
Plant and equipment (hydro power projects)	25-45
Plant and equipment (others)	5-18
Office equipment	5
Furniture and fixture	10
Computers	3
Computer servers	6
Computer softwares	3-6
Other intangible assets	5
Customer contracts	25
Development rights	25
Leasehold improvements	Useful life or lease term (5), whichever is lower
Building (Temporary structure)	3
Buildings (other than Temporary structure)	30

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

l)
Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using weighted average method.

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
Leasehold land: 13 to 35 years
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

iii)
Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets (lease of assets worth less than INR 0.5) are recognised as expense on a straight-line basis over the lease term.

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

Cash-settled transactions

A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense (refer Note 35). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using a Black-Scholes model, further details of which are given in Note 43. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

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

The Group treats the accumulated leave expected to be carried forward beyond twelve months, as long term employee benefit for measurement purposes. Such long term compensated absences are determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method. Remeasurements comprising of actuarial gain and losses are recognised in the statement of financial position with a corresponding debit or credit to profit or loss in the period in which they occur. The Group presents the leave as current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Group has unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability.

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised when:

- The rights to receive cash flows from the asset have expired, or

- The respective Group has transferred their rights to receive cash flows from the asset or have assumed the obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

- Either the Group has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Modification of contractual cash flows

When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of that financial asset in accordance with IFRS 9, the Group recalculates the gross carrying amount of the financial asset and recognises a modification gain or loss under finance income or finance costs, respectively, in the statement of profit or loss. The gross carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows that are discounted at the financial asset’s original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired financial assets) or, when applicable, the revised effective interest rate calculated. Any costs or fees incurred are adjusted with the carrying amount of the modified financial asset and are amortised over the remaining term of the modified financial asset.

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

Reclassification of financial assets and liabilities

The Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent.

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

The Group designates only the spot element of forward contracts as a hedging instrument. The amounts accumulated in OCI are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in OCI for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment for which fair value hedge accounting is applied.

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

y)
Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from retained earnings. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. At the time of re-issue, any difference between the carrying amount and the consideration is recognised as share premium.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

4.2.
New standards, interpretations and amendments
4.2.1.
New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning April 1, 2022 but do not have a material impact on the consolidated financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(a)
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. These amendments had no impact on the consolidated financial statements of the Group as there were no onerous contracts.

(b)
Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets, liabilities and contingent liabilities within the scope of these amendments arisen during the year.

(c)
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss. These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

(d)
IFRS 9 Financial Instruments – Fees in the '10 per cent' test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

These amendments had no impact on the consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

4.2.2.
Standards issued but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which are not expected to have any material impact on the consolidated financial statements of the Group are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

- Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from January 1, 2023*)

- Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective from January 1, 2023*)

- Amendments to IAS 8 - Definition of Accounting Estimates (effective from January 1, 2023*)

- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from January 1, 2024*)

- Amendments to IAS 7- Supplier Finance Arrangements (effective from January 1, 2024*)

- Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback (effective from January 1, 2024*)

* Effective for annual periods beginning on or after this date.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

5.
Property, plant and equipment

	Freehold Land	Plant and equipment	Buildings	Leasehold improvements	Office equipment	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2020	9,890	343,679	65	130	67	57	86	17,899	371,873
Additions during the year^	603	31,179	12	5	9	7	33	22,725	54,573
Acquisition of subsidiaries (refer Note 56)	57	2,500	—	—	1	1	1	—	2,560
Disposal of subsidiary (refer Note 40)	—	(14,998)	—	—	(1)	—	(0)	—	(14,999)
Adjustments during the year	(19)	(265)	—	—	(1)	—	(1)	(4)	(290)
Disposals during the year	—	(242)	—	—	(1)	—	(4)	(39)	(286)
Capitalised during the year	—	—	—	—	—	—	—	(30,176)	(30,176)
As at March 31, 2021	10,531	361,853	77	135	74	65	115	10,405	383,255
Additions during the year^	830	79,195	14	—	14	13	50	92,533	172,649
Asset acquisition (refer Note 56)	1,806	19,906	24	—	2	0	1	—	21,739
Adjustments during the year	64	(198)	—	—	(1)	1	(1)	(355)	(490)
Assets held for sale	—	(228)	—	—	—	—	—	—	(228)
Disposal of subsidiaries (refer Note 40)	(1)	(5,976)	—	—	(2)	(2)	(0)	(90)	(6,071)
Disposals during the year	—	(121)	—	—	(3)	—	(0)	(129)	(253)
Capitalised during the year	—	—	—	—	—	—	—	(80,385)	(80,385)
As at March 31, 2022	13,230	454,431	115	135	84	77	165	21,979	490,216
Additions during the year^	710	22,383	15	8	32	15	101	111,784	135,048
Adjustments during the year	(28)	(114)	—	—	—	—	—	—	(142)
Disposals during the year	(31)	(21)	—	—	(3)	(1)	(5)	(190)	(251)
Capitalised during the year	—	—	—	—	—	—	—	(19,850)	(19,850)
As at March 31, 2023	13,881	476,679	130	143	113	91	261	113,723	605,021

Accumulated depreciation
As at April 1, 2020	—	31,066	18	51	32	17	44	—	31,228
Charge for the year (refer Note 36)	—	10,568	3	14	9	9	12	—	10,615
Depreciation capitalised during the year	—	4	—	13	6	2	7	—	32
Disposal of a subsidiary (refer Note 40)	—	(615)	—	—	(1)	—	(0)	—	(616)
Disposals during the year	—	(35)	—	—	(1)	—	(4)	—	(40)
As at March 31, 2021	—	40,988	21	78	45	28	59	—	41,219
Charge for the year (refer Note 36)	—	12,148	7	18	9	6	10	—	12,198
Depreciation capitalised during the year	—	4	—	9	6	2	10	—	31
Disposal of subsidiaries (refer Note 40)	—	(734)	—	—	(1)	(1)	(0)	—	(736)
Adjustments during the year	—	—	—	—	(1)	1	(1)	—	(1)
Assets held for sale	—	(47)	—	—	-	—	—	—	(47)
Disposals during the year	—	(39)	—	—	(2)	—	(0)	—	(41)
As at March 31, 2022	—	52,320	28	105	56	36	78	—	52,623
Charge for the year (refer Note 36)	—	13,950	9	15	13	7	38	—	14,032
Depreciation capitalised during the year	—	1	—	5	3	1	10	—	20
Adjustments during the year	—	0	—	—	0	0	—	—	0
Disposals during the year	—	(1)	—	—	(3)	(0)	(5)	—	(9)
As at March 31, 2023	—	66,270	37	125	69	44	121	—	66,666

Net book value
As at April 1, 2021 (INR)	10,531	320,865	56	57	29	37	56	10,405	342,036
As at March 31, 2022 (INR)	13,230	402,110	87	30	29	40	88	21,979	437,593
As at March 31, 2023 (INR)	13,881	410,409	93	18	44	47	140	113,723	538,355
As at March 31, 2023 (USD)	169	4,993	1	0	1	1	2	1,384	6,550

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Mortgage and hypothecation on property, plant and equipment:

Property, plant and equipment are subject to a pari passu first charge to respective lenders for project term loans, buyer's / supplier's credit, senior secured notes, working capital loan, debentures and acceptances as disclosed in Note 19 and 27.

^ Capitalised borrowing costs

The amount of borrowing costs capitalised in property, plant and equipment and capital work in progress during the year ended March 31, 2023 was INR 5,477 (March 31, 2022 INR 2,553, March 31, 2021 INR 2,072). The rate ranging between 4.90% to 11.50% used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

6.
Intangible assets

	Computer software	Customer contracts#	Development rights	Other intangible assets	Goodwill	Intangible asset under development	Total intangible assets

	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2020	179	26,744	36	—	11,381	53	38,393
Additions during the year	86	—	—	—	215	49	350
Acquisition of subsidiaries (refer Note 56)	7	1,304	—	7	—	20	1,338
Capitalised during the year	—	—	—	—	—	(67)	(67)
As at March 31, 2021	272	28,048	36	7	11,596	55	40,014
Additions during the year	89	—	—	—	—	35	124
Asset acquisition (refer Note 56)	—	4,547	—	—	—	—	4,547
Disposal of subsidiaries (refer Note 40)	(8)	(3)	—	—	—	—	(11)
Adjustments during the year	2	—	—	—	—	(13)	(11)
Capitalised during the year	—	—	—	—	—	(9)	(9)
As at March 31, 2022	355	32,592	36	7	11,596	68	44,654
Additions during the year	267	—	—	—	—	110	377
Adjustments during the year	—	—	—	—	—	(15)	(15)
Capitalised during the year	—	—	—	—	—	(12)	(12)
As at March 31, 2023	622	32,592	36	7	11,596	151	45,004
Accumulated amortisation
As at April 1, 2020	94	2,326	3	—	—	—	2,423
Charge for the year (refer Note 36)	23	1,142	1	—	—	—	1,166
Amortisation capitalised during the year	15	—	—	—	—	—	15
As at March 31, 2021	132	3,468	4	—	—	—	3,604
Charge for the year (refer Note 36)	26	1,278	1	0	—	—	1,305
Disposal of subsidiaries (refer Note 40)	(4)	—	—	—	—	—	(4)
Capitalised during the year	25	—	—	—	—	—	25
As at March 31, 2022	179	4,746	5	0	—	—	4,930
Charge for the year (refer Note 36)	56	1,408	—	0	—	—	1,464
Capitalised during the year	15	—	—	—	—	—	15
As at March 31, 2023	250	6,154	5	0	—	—	6,409
Net book value
As at April 1, 2021 (INR)	139	24,580	32	7	11,596	55	36,410
As at March 31, 2022 (INR)	176	27,846	31	7	11,596	68	39,724
As at March 31, 2023 (INR)	372	26,438	31	7	11,596	151	38,595
As at March 31, 2023 (USD)	5	322	0	0	141	2	470

# Remaining life of customer contracts ranges from 15 to 21 years as on March 31, 2023 (March 31, 2022: 16 to 22 years, March 31, 2021: 17 to 23 years)

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer's / supplier's credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in Note 19 and Note 27.

Below is the break-up for goodwill for each group of cash generating units and individual cash generating units (CGU):

	As at March 31,
Group of CGU / individual CGU	2023	2022
Ostro Energy Group (wind power segment)	9,903	9,903
ReNew Vayu Urja (wind power segment)	756	756
Prathamesh Solarfarms (solar power segment)	428	428
Others (wind power segment)*	145	145
Others (solar power segment)*	364	364

* includes amount allocated against multiple CGUs and the amount allocated to each CGU is not material.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group undertook the impairment testing of Goodwill assigned to each Individual or Group of CGUs as at March 31, 2023 and 2022 by applying the Value in Use ('VIU') approach. The Group has entered into Power Purchase Agreements (PPA) upto 25 years which entitles the Group to a fixed tariff over the tenure of PPAs. Accordingly, the Group for computing the VIU has determined cash flow projections based on fixed tariffs as specified in the PPAs upto the remaining tenure of PPAs and for periods thereafter, the Group has used forecasted tariffs based on assessment provided by an external specialist. The key assumptions used in computation of VIU are the Plant Load Factor (PLF), a measure of average capacity utilisation of a power plant, used in revenue projections, future operating and maintenance expenses and discount rates.

The PLF is determined based on forecasts after considering study of future wind speed (for wind segment) and past performance (for solar segment); operation and maintenance expenses are based on prevaling prices and adjusted for inflation; and discount rates are based on weighed average cost of capital. These assumptions are forward-looking and are affected by future economic and climatic conditions including wind speed.

Based on the results of the impairment test, the estimated value in use of each Group of CGU and individual CGU was more than their respective carrying values, by the following amounts:

	As at March 31,
Group of CGU / individual CGU	2023	2022
Ostro Energy Group (wind power segment)[1]	583	3,851
ReNew Vayu Urja (wind power segment)[2]	1,831	419
Prathamesh Solarfarms (solar power segment)[3]	964	2,054
Others (wind power segment)[2]	1,706	1,925
Others (solar power segment)[3]	1,844	2,328

(1) Increase in discount rate by 0.11% per annum or decrease in PLF by 0.18% or increase in future operating and maintenance expenses by 8% per annum, would result in value in use to be equal to the carrying amount. The Group has engaged external specialists to assist in determining (a) future PLFs and (b) discount rates and computation of VIU. The Group has currently estimated a discount rate of 11.32% (March 31, 2022: 11.20%), PLF of 26.27% (March 31, 2022: 27.76%) and future operating and maintenance costs of INR 0.75 million per MW (March 31, 2022: INR 0.70 million per MW) adjusted for future inflation.

(2) The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of each group of CGU and individual CGU to exceed the aggregate value in use. The Group has currently estimated discount rates ranging between 10.55% to 12.38% (March 31, 2022: 11.05% to 12.34%), PLF of 22.50% to 31.70% (March 31, 2022: 22.97% to 32.82%) and future operating and maintenance costs of INR 0.75 million per MW (March 31, 2022: INR 0.70 million per MW) adjusted for future inflation.

(3) The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of each group of CGU and individual CGU to exceed the aggregate value in use. The Group has currently estimated discount rates ranging between 10.68% - 11.51% (March 31, 2022: 10.29% to 10.97%), PLF of 18.13% to 24.62% (March 31, 2022: 16.42% to 29.51%) and future operating and maintenance costs of INR 0.50 million per MW (March 31, 2022: INR 0.47 million per MW) adjusted for future inflation.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

7.
Right of use assets

	Leasehold land	Building	Total
Cost
As at April 1, 2020	4,726	497	5,223
Acquisition of subsidiaries (refer Note 56)	36	—	36
Additions during the year	1,443	25	1,468
Modifications during the year	—	(26)	(26)
Disposal of subsidiaries (refer Note 40)	(1,745)	—	(1,745)
As at March 31, 2021	4,460	496	4,956
Additions during the year	3,434	—	3,434
Asset acquisition (refer Note 56)	128	—	128
Adjustments during the year*	(13)	—	(13)
As at March 31, 2022	8,009	496	8,505
Additions during the year	3,072	704	3,776
Adjustments during the year*	(216)	—	(216)
As at March 31, 2023	10,865	1,200	12,065

Accumulated depreciation
As at April 1, 2020	369	199	568
Charge for the year (refer Note 36)	191	54	245
Depreciation capitalised during the year	—	54	54
Disposal of subsidiaries (refer Note 40)	(175)	—	(175)
As at March 31, 2021	385	307	692
Charge for the year (refer Note 36)	217	44	261
Depreciation capitalised during the year	—	57	57
As at March 31, 2022	602	408	1,010
Charge for the year (refer Note 36)	315	90	405
Depreciation capitalised during the year	—	34	34
Adjustments during the year	(2)	—	(2)
As at March 31, 2023	915	532	1,447

Net book value
As at April 1, 2021 (INR)	4,075	189	4,264
As at March 31, 2022 (INR)	7,407	88	7,495
As at March 31, 2023 (INR)	9,950	668	10,618
As at March 31, 2023 (USD)	121	8	129

* Adjustment of INR 216 pertains to actualisation of provisional capitalisation during the year (March 31, 2022: INR 13 pertains to leasehold land purchased during the year, March 31, 2021: INR Nil).

8.
Investment in jointly controlled entities

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Investment in jointly controlled entities accounted using equity method (refer note 55(b))	—	3,007	37
Less: impairment allowances on investment	—	—	—
	—	3,007	37

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

9.
Trade receivables

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Trade receivables (refer Note 53)	46,791	32,042	390
Less: impairment allowances for expected credit losses	(966)	(1,355)	(16)
Total	45,825	30,687	373

Non-current	1,006	9,072	110
Current	44,819	21,615	263

Notes:

(i) Trade receivables are non-interest bearing and are generally on terms of 7-60 days.

(ii) Includes unbilled revenue of INR 5,840 (March 31, 2022: INR 5,206).

(iii) Refer Note 38(i) for modification of contractual cash flows.

(iv) Movement in the allowance for expected credit loss represents provision created during the year of INR 389 (March 31, 2022: INR 404). There is no other material movement.

(v) There is no material movement in trade receivables except for billing and collection.

10.
Financial assets

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Financial assets at fair value through profit or loss
Investments
- EIP Deep Decarbonization Frontier Fund I LP	—	200	2
- Energy Impact Fund SCSp	—	266	3
Total	—	466	6

Financial assets at amortised cost
Loans
Security deposits	164	301	4
Loans to related parties (refer Note 46)	—	55	1
Total	164	356	4

Others
Deferred consideration receivable (refer Note 40)	1,936	898	11
Bank deposits with remaining maturity for more than twelve months (refer Note 16)	1,318	1,003	12
Total	3,254	1,901	23

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Current
Financial assets at fair value through profit or loss
Investments
Investment in mutual funds	—	460	6
Total	—	460	6

Financial assets at amortised cost
Loans
Considered good and unsecured
Loans and advances to third party	556	—	—
Security deposits	67	54	1
Total	623	54	1

	As at March 31,
	2022	2023	2023
Others	(INR)	(INR)	(USD)
Deferred consideration receivable (refer Note 40)	610	1,511	18
Advances recoverable	153	700	9
Government grant receivable
- generation based incentive receivable	783	353	4
Interest accrued on fixed deposits	444	555	7
Interest accrued on loan to third party	40	—	—
Others	148	975	12
Total	2,178	4,094	50

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11.
Deferred tax assets (DTA) (net) / deferred tax liabilities (DTL) (net)

11A Deferred tax assets (net)

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Deferred tax assets (gross)
Compound financial instruments	26	2,811	34
Mark to market of derivative instruments	376	334	4
Difference in written down value of PPE as per books of account and tax laws	30	129	2
Unamortised ancillary borrowing cost	3	—	—
Provision for decommissioning cost	1,248	1,596	19
Expected credit loss	88	166	2
Losses available for offsetting against future taxable income	17,939	20,055	244
Unused tax credit (Minimum alternate tax)	181	195	2
Lease liabilities	470	315	4
Government grant (viability gap funding)	355	353	4
Others	361	369	4
Deferred tax assets (gross) - Total (a)	21,077	26,323	320
Deferred tax liabilities (gross)
Mark to market of derivative instruments	51	240	3
Difference in written down value of PPE as per books of account and tax laws	19,265	20,836	254
Unamortised ancillary borrowing cost	162	159	2
Right of use asset	497	442	5
Others	41	1	0
Deferred tax liabilities (gross) - Total (b)	20,015	21,678	264
Deferred tax assets (net) (a) - (b)	1,062	4,645	57

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11B Deferred tax liabilities (net)

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Deferred tax liabilities (gross)
Compound financial instruments	38	255	3
Mark to market of derivative instruments	129	828	10
Difference in written down value of PPE as per books of account and tax laws	43,316	51,841	631
Unamortised ancillary borrowing cost	124	185	2
Right of use asset	175	403	5
Fair value gain on financial instruments	9	—	—
Others	85	48	1
Deferred tax liabilities (gross) - Total (c)	43,876	53,560	652
Deferred tax assets (gross)
Mark to market of derivative instruments	267	302	4
Unamortised ancillary borrowing cost	60	34	0
Provision for decommissioning cost	2,186	2,716	33
Expected credit loss	167	218	3
Losses available for offsetting against future taxable income	26,435	31,836	387
Unused tax credit (Minimum alternate tax)	1,711	2,172	26
Lease liabilities	184	409	5
Government grant (viability gap funding)	57	54	1
Others	341	365	4
Deferred tax assets (gross) - Total (d)	31,408	38,106	464
Deferred tax liabilities (net) (c) - (d)	12,468	15,454	188

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11C Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Accounting loss before income tax	(5,128)	(12,233)	(2,470)	(30)
Tax at the India's tax rate of 31.2% applicable to RPPL (March 31, 2022: 31.2%, March 31, 2021: 31.2%)	(1,600)	(3,817)	(771)	(9)
Disallowance under section 94B of the Income Tax Act (1)	1,333	794	2,034	25
Interest on compound financial instrument (1)	1,091	—	—	—
Tax rate differences	15	282	49	1
Impact of ICDS related to hedge contracts routed through OCI	—	1,473	0	0
Unabsorbed depreciation and business losses (1) (2)	2,305	2,475	1,090	13
Change in estimates for recoverability of Minimum Alternate Tax (MAT)	82	(8)	(97)	(1)
Adjustment of tax relating to earlier periods	174	(327)	231	3
On account of adoption of new tax ordinance
- MAT credit written off	48	—	22	0
- Recognition / reversal of deferred tax asset / deferred tax liability	(7)	(65)	(1)	(0)
Effect of tax holidays and other tax exemptions	(879)	71	(49)	(1)
Deferred tax asset written off on sale of subsidiary (refer Note 40)	306	—	—	—
Listing and related expenses	—	3,280	—	—
Other non-deductible expenses	36	(263)	51	1
At the effective income tax rate	2,904	3,895	2,559	31
Current tax expense reported in the statement of profit or loss	785	1,167	955	12
Deferred tax expense reported in the statement of profit or loss	2,091	2,797	1,593	19
Adjustment of current tax relating to earlier years	28	(69)	11	0
	2,904	3,895	2,559	31

Notes

(1) The Group has not recognised deferred tax assets in absence of reasonable certainty towards its realisation.

(2) The amount is netted off by INR 1,446 (March 31, 2022: INR Nil, March 31, 2021: INR Nil) that represents previously unrecognised deferred tax assets, recognised in the current year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11D Reconciliation of deferred tax assets (net) and deferred tax liabilities (net):

a) For the year ended March 31, 2021

Particulars	Opening balance DTA / (DTL) as at April 1, 2020	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Income / (expense) recognised in profit or loss on sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2021
Compound financial instruments	138	(84)	—	—	80	—	134
Gain / (loss) on mark to market of derivative instruments	(1,671)	(7)	1,905	—	—	—	227
Difference in written down value of PPE as per books of account and tax laws	(40,272)	(8,782)	—	—	366	(649)	(49,337)
Unamortised ancillary borrowing cost	(339)	19	—	—	—	(5)	(325)
Provision for decommissioning cost	3,115	482	—	—	(26)	4	3,575
Expected credit loss	44	105	—	—	(1)	—	148
Fair value gain on financial instruments	(9)	(8)	—	—	17	—	0
Unabsorbed depreciation available for offsetting against future taxable income	27,695	5,572	—	—	(719)	675	33,223
Tax losses available for offsetting against future taxable income	403	732	(339)	—	(0)	-	796
Minimum alternate tax	1,258	95	—	—	—	—	1,353
Provision for operation and maintenance equalisation	633	60	—	—	—	2	695
Lease liabilities	342	21	—	—	(157)	4	210
Financial guarantee contracts	—	24	—	—	—	—	24
Government grant (viability gap funding)	244	(63)	—	—	—	—	181
Right of use asset	(321)	11	—	—	133	(4)	(181)
Others	39	39	1	—	—	1	80
	(8,701)	(1,784)	1,567	—	(307)	28	(9,197)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

b) For the year ended March 31, 2022

Particulars	Opening balance DTA / (DTL) as at April 1, 2021	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2022
Compound financial instruments	134	19	—	(165)	—	—	(12)
Gain / (loss) on mark to market of derivative instruments	227	284	(48)	—	—	—	463
Difference in written down value as per books of account and tax laws	(49,337)	(14,253)	—	—	1,039	—	(62,551)
Unamortised ancillary borrowing cost	(325)	100	—	—	2	—	(223)
Provision for decommissioning cost	3,575	(141)	—	—	—	—	3,434
Expected credit loss	148	117	—	—	(10)	—	255
Fair value gain on financial instruments	0	(9)	—	—	—	—	(9)
Unabsorbed depreciation available for offsetting against future taxable income	33,223	11,485	—	—	(759)	—	43,949
Tax losses available for offsetting against future taxable income	796	(1,099)	798	—	(70)	—	425
Minimum alternate tax	1,353	604	—	—	(65)	—	1,892
Provision for operation and maintenance equalisation	695	(119)	—	—	—	—	576
Lease liabilities	210	444	—	—	—	—	654
Financial guarantee contracts	24	(24)	—	—	—	—	—
Government grant (viability gap funding)	181	359	—	—	(128)	—	412
Right of use asset	(181)	(491)	—	—	—	—	(672)
Others	80	(73)	(3)	—	(3)	—	1
	(9,197)	(2,797)	747	(165)	6	—	(11,406)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c) For the year ended March 31, 2023

Particulars	Opening balance DTA / (DTL) as at April 1, 2022	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Acquisition of Non-controlling interest	Addition through business combination	Closing balance DTA / (DTL) as at March 31, 2023
Compound financial instruments	(12)	85	—	2,631	(150)	—	2,554
Gain / (loss) on mark to market of derivative instruments	463	(0)	(895)	—	—	—	(432)
Difference in written down value as per books of account and tax laws	(62,551)	(9,996)	—	—	—	—	(72,547)
Unamortised ancillary borrowing cost	(223)	(87)	—	—	—	—	(310)
Provision for decommissioning cost	3,434	878	—	—	—	—	4,312
Expected credit loss	255	129	—	—	—	—	384
Fair value gain on financial instruments	(9)	9	—	—	—	—	—
Unabsorbed depreciation available for offsetting against future taxable income	43,949	7,253	—	—	—	—	51,202
Tax losses available for offsetting against future taxable income	425	(346)	607	—	—	—	686
Minimum alternate tax	1,892	484	—	—	—	—	2,376
Provision for operation and maintenance equalisation	576	(105)	—	—	—	—	471
Lease liabilities	654	70	—	—	—	—	724
Government grant (viability gap funding)	412	(7)	—	—	—	—	405
Right of use asset	(672)	(172)	—	—	—	—	(844)
Others	1	212	(3)	—	—	—	210
	(11,406)	(1,593)	(291)	2,631	(150)	—	(10,809)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group based on profit projections supported by existing PPAs believes that the utlisation of entire deferred tax assets is probable. All items of deferred tax assets have an infinite life except for those on tax losses and MAT which can be carried forward for a maximum period 8 years and 15 years, respectively, from the date of their origination. The Group based on its current profit projections expects to realise the deferred tax asset recognised on tax losses and MAT in their respective permissible carried forward periods. Additionally, the Group has performed sensitivities by reducing in revenues and profits by 10% and noted that there was no material impact on recoverability of the recognised deferred tax assets.

The Group has tax losses amounting to INR 9,052 (March 31, 2022: INR 4,018) having an expiry period of 1 to 8 years (March 31, 2022: 4 to 8 years), capital losses amounting to INR 828 (March 31, 2022: INR 828) having an expiry period of 6 years, unabsorbed depreciation amounting to INR5,917 (March 31, 2022: INR 8,040) which are available for utilisation indefinitely and MAT credit amounting to INR 213 (March 31, 2022: INR 316) having an expiry period of 6-15 years (March 31, 2022: 8-15 years) on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses.

Certain subsidiaries of the Group have undistributed earnings which, if paid out as dividends, would be subject to tax in the hands of recipient. An assessable temporary difference exists, but no deferred tax liability has been recognised as the Parent is able to control timing of distributions from these subsidiaries. The Parent is not expected to distribute these profits from the subsidiaries in the foreseeable future and no material tax charge is expected whenever distribution occurs.

11E. There are additional disallowances / additions to returned income of RPPL in earlier years on account of share based payment expenses, interest expense and few other disallowances.The management based on past legal precedents and the views of tax specialists believes that it has strong grounds on merit for successful appeal in this matter. The total exposure on the Group on account of such disallowances is INR 1,675 (March 31, 2022: INR 1,106) plus applicable interest till the settlement of such disputes. Further, the management based on past legal precedents and the views of tax specialists also believes that no penalty can be levied on such issue.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12.
Prepayments

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Prepaid expenses	875	1,018	12
Total	875	1,018	12
Current
Prepaid expenses	970	1,311	16
Total	970	1,311	16

13.
Other assets

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Capital advance	9,971	10,990	134
Advances recoverable	72	446	5
Security deposits	7	—	—
Balances with government authorities	31	27	0
Total	10,081	11,463	139

Current
Advances recoverable (refer Note 53)	1,517	1,471	18
Balances with government authorities	1,484	859	10
Others	0	34	0
Total	3,001	2,364	29

14.
Inventories

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Consumables and spares	663	933	11
Emission reduction certificates	152	261	3
Total	815	1,194	15

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

15.
Derivative instruments

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Financial assets designated as a hedge instrument at fair value
Non-current
Derivative instruments- hedge instruments	—	4,216	51
Total	—	4,216	51
Current
Derivative instruments - hedge instruments	3,593	2,120	26
Total	3,593	2,120	26

16.
Cash and bank balances

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Cash and cash equivalents
Cash and cheque on hand	0	1	0
Balance with banks
- On current accounts	27,359	14,500	176
- Deposits with original maturity of less than 3 months #	1,020	23,681	288
	28,379	38,182	465
Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	50,741	37,837	460
- Remaining maturity of more than twelve months #	1,318	1,003	12
	52,059	38,840	473
Less: amount disclosed under financial assets (others) (refer Note 10) #	(1,318)	(1,003)	(12)
Total	50,741	37,837	460

Fixed deposits of INR 13,584 (March 31, 2022: INR 11,307) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee etc.

# The bank deposits have an original maturity period of 9 days to 3,654 days and carry an interest rate of 2.75% - 8.00% per annum which is receivable on maturity.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

17.
Share capital

Authorised share capital	Number of shares
Equity shares of INR 10 each
As at April 1, 2021 (pertains to RPPL)	500,000,000
As at March 31, 2022*	—
As at March 31, 2023*	—

Compulsory convertible preference shares of INR 425 each	Number of shares
As at April 1, 2021 (pertains to RPPL)	60,000,000
As at March 31, 2022*	—
As at March 31, 2023*	—

* There is no requirement under the UK Companies Act for the Company to have an authorised share capital.

Issued share capital

	Number of shares	Issued capital	Share premium
		(INR)	(INR)
As at April 1, 2021 (i)	379,924,556	3,799	67,165
Shares issued during the period (including compulsorily convertible preference shares converted to equity) (ii)	45,637,118	456	27,486
Total (i)	425,561,674	4,255	94,651
Adjustments / impact pursuant to the Transaction:
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares) (refer Note 56(a)) (iii)	105,011,966	1,050	72,605
- Recognition of non-controlling interests	(49,732,523)	(497)	(13,226)
- Adjustment to arrive number of equity instruments of the Company	(92,336,396)	—	—
As at August 23, 2021 (iv)	388,504,721	4,808	154,030
Shares issued during the period (v)	12,328,219	0	9,149
Effect of approved capital reduction*	—	—	(9,128)
Shares pending cancellation*	(1,655,300)	(0)	—
As at March 31, 2022	399,177,640	4,808	154,051
Shares issued during the year	215,000	0	85
Shares bought back, held as treasury stock*	(26,354,973)	—	—
As at March 31, 2023 (INR)	373,037,667	4,808	154,136
As at March 31, 2023 (USD)	373,037,667	58	1,875

(i) Number of shares presented represents RPPL Shares. Equivalent number of equity instruments of the Company will be number of RPPL shares presented multiplied by exchange ratio established in the Transaction referred in Note 1 (i.e., 1 RPPL share to 0.8289 Company Share).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(v) During the year ended March 31, 2022, the Company has issued class C shares on purchase of shares held by non-controlling interests in RPPL. (refer Note 56(a))

(vi) Before consummation of the Transaction, the Company had 1 equity share at par value of USD 0.01.

*Capital Reduction and Share Repurchase Program

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

During the year ended March 31, 2023, the Broker purchased 26,354,973 Class A Ordinary Shares (par value USD 0.0001 each) from the open market for the purpose of the Share Repurchase Program for a consideration equivalent to INR 13,499 (March 31, 2022: 1,655,300 Class A Ordinary Shares for a consideration equivalent of INR 997). All the foregoing shares (including the 1,655,300 which were held pending for cancellation as of March 31, 2022) have been repurchased into treasury by the Company, so that the total number of shares repurchased into treasury during the year was 28,010,273.

Consequently, the retained earnings account has been reduced by INR 13,499 (March 31, 2022: INR 997).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Terms / rights attached to equity shares of the Company

The Company has five classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights
a) Class A shares	USD 0.0001	254,673,898

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

The holders of the Class C ordinary shares shall be entitled to receive distributions in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class C ordinary shares held by them and pro rata with all other shares (as defined in the articles) in the capital of the company which are entitled to distributions. This class of share does not carry voting rights. Each Class C ordinary share shall automatically be re-designated as one (1) Class A ordinary share in the hands of a transferee (other than where such transferee is an affiliate), however, a transferee may continue to hold Class C Ordinary Shares if the conditions of re-designation under the ReNew Global Articles are not met.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Class of shares	Nominal value	Number of shares	Terms / rights
d) Class D shares	USD 0.0001	1

The holder of the Class D ordinary share shall be entitled to participate in distributions of the company, whether in the form of dividends, returns of capital on a winding up or any other means as per the terms of the Articles , only during the period from the date on which the Company's Articles (as adopted on August 20, 2021) were adopted until the date that is three (3) years following the date of adoption.

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

Total shares		373,037,667

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

18.
Other equity

18A Hedge reserve

(Amounts in INR)
As at April 1, 2020	(1,086)
OCI for the year (refer Note 54)	(4,072)
Attributable to non-controlling interests (refer Note 54)	(66)
As at March 31, 2021	(5,224)
OCI for the year (refer Note 54)	3,565
Recognition of non-controlling interests pursuant to the Transaction	716
Attributable to non-controlling interests (refer Note 54)	(385)
As at March 31, 2022	(1,328)
OCI for the year	861
Attributable to non-controlling interests	(151)
As at March 31, 2023 (INR)	(618)
As at March 31, 2023 (USD)	(8)

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

18B Share based payment reserve

(Amounts in INR)
As at April 1, 2020	1,161
Expense for the year	177
Repurchase of vested stock options	(176)
Forfeiture of vested options	3
As at March 31, 2021	1,165
Expense for the year	2,505
Recognition of non-controlling interests pursuant to the Transaction	(117)
Repurchase of vested stock options	(24)
Amount utilised on exercise of stock options	(85)
As at March 31, 2022	3,444
Expense for the year	2,512
Shares issued during the year	(70)
As at March 31, 2023 (INR)	5,886
As at March 31, 2023 (USD)	72

Nature and purpose

The share options based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

18C Retained earnings / (losses)

(Amounts in INR)
As at April 1, 2020	1,207
Loss for the year	(7,818)
Re-measurement loss on defined benefit plans (net of tax)	(7)
Forfeiture of vested options	(3)
Acquisition of interest by NCI in subsidiaries	29
Repurchase of vested stock options	(470)
Debenture redemption reserve created during the year	(117)
Debenture redemption reserve released on account of repayment of debentures	811
Others*	(121)
As at March 31, 2021	(6,489)
Loss for the year	(16,077)
Re-measurement loss on defined benefit plans (net of tax)	6
Acquisition of interest by NCI in subsidiaries	1
Repurchase of vested stock options	(65)
Debenture redemption reserve created during the year	(5)
Debenture redemption reserve released on account of repayment of debentures	140

Adjustments / impact pursuant to the Transaction:
Distribution / cash paid to RPPL’s equity holders	(19,609)
Recognition of non-controlling interests pursuant to the Transaction	214
Change in fair value of put option liability / derecognition of non-controlling interests	(4,667)
Effect of approved capital reduction (refer Note 17)	9,128
Shares pending cancellation (refer Note 17)	(997)
As at March 31, 2022	(38,420)
Loss for the year	(4,817)
Re-measurement loss on defined benefit plans (net of tax)	2
Acquisition of interest by non-controlling interest in subsidiaries	(31)
Debenture redemption reserve released on account of repayment of debentures	106
Change in fair value of put option liability / derecognition of non-controlling interests during the year	3,034
Shares bought back, held as treasury stock (refer Note 17)	(13,499)
Allocation of other equity to non controlling interest	15
As at March 31, 2023 (INR)	(53,610)
As at March 31, 2023 (USD)	(652)

* represents distribution to equity shareholder for financial guarantee given (refer Note 46)

Nature and purpose

Retained earnings are the profits / (losses) that the Group has earned/incurred till date, less any transfers to general reserve, dividends or other distributions paid to shareholders. It is a free reserve available to the Group and eligible for distribution to shareholders, in case where it is having positive balance representing net earnings till date.

18D Other components of equity

(Amounts in INR)
As at April 1, 2021*	1,661
As at March 31, 2022*	(4,116)
As at March 31, 2023 (INR) *	(3,750)
As at March 31, 2023 (USD) *	(46)

* Represents capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(i)
Capital reserve

(Amounts in INR)
As at April 1, 2020	(29)
Gain on acquisition of non-controlling interest	78
As at March 31, 2021	49
Acquisition of non-controlling interest (refer Note 56(c)(i))	(5,618)
Recognition of non-controlling interests pursuant to the Transaction	(5)
Allocation of other equity to non controlling interest	1
As at March 31, 2022	(5,573)
Allocation of other equity to non-controlling interest	76
As at March 31, 2023 (INR)	(5,497)
As at March 31, 2023 (USD)	(67)

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

(ii)
Debenture redemption reserve

(Amounts in INR)
As at April 1, 2020	2,296
Debenture redemption reserve created during the year	117
Debenture redemption reserve transferred to retained earnings during the year	(811)
As at March 31, 2021	1,602
Debenture redemption reserve created during the year	5
Recognition of non-controlling interests pursuant to the Transaction	(188)
Allocation of other equity to non controlling interest	(23)
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(140)
As at March 31, 2022	1,256
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(106)
Allocation of other equity to non controlling interest	50
As at March 31, 2023 (INR)	1,200
As at March 31, 2023 (USD)	15

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iii)
Foreign currency translation reserve

(Amounts in INR)
As at April 1, 2020	12
Exchange differences on translation of foreign operations	(2)
As at March 31, 2021	10
Exchange differences on translation of foreign operations	191
As at March 31, 2022	201
Exchange differences on translation of foreign operations	345
Allocation of other equity to non controlling interest	1
As at March 31, 2023 (INR)	547
As at March 31, 2023 (USD)	7

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

19.
Interest-bearing loans and borrowings - long term

				Non-current			Current
				As at March 31,			As at March 31,
	Notes	Interest rate (p.a.)	Maturity	2022	2023	2023	2022	2023	2023
				(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Debentures
- Non convertible debentures (secured)	(i)	6.03% - 11.50%	April 2024 to February 2053	76,184	70,888	862	8,078	741	9
- Compulsorily convertible debentures (unsecured)	(ii)	8.00% - 13.00%	June 2026 to June 2061	1,213	16,999	207	—	—	—
Term loan from bank (secured)	(iii)	7.61% - 11.49%	January 2024 to June 2042	59,847	102,703	1,250	3,972	9,650	117
Term loan from financial institutions (secured)	(iv)	7.50% - 11.15%	April 2024 to January 2044	102,088	174,350	2,121	7,681	10,200	124
Senior secured notes	(v)	4.89% - 6.18%	March 2027 to July 2028	134,397	102,353	1,245	36,315	—	—
				373,729	467,293	5,686	56,046	20,591	251
Interest accrued				—	—	—	3,858	3,212	39
Interest-bearing loans and borrowings - total #				373,729	467,293	5,686	59,904	23,803	290
Amount disclosed under the head 'other current financial liabilities' (refer Note 22)				—	—	—	(59,904)	(23,803)	(290)
Interest-bearing loans and borrowings - net				373,729	467,293	5,686	—	—	—

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Compulsorily convertible debentures (unsecured)

Terms of conversion of CCDs

Entity / Issuer	Tenure (years)	Total proceeds (INR)	Maturity date	Number of debentures	Interest coupon rate	Moratorium period	Conversion Terms
Abha Solarfarms Limited	10	35	June 6, 2026, January 26, 2027 and May 24, 2027	346,874	10.70%	24 months from the date of issue	CCDs shall compulsorily convert into such number of equity shares that equals the fair value of the equity shares on the date of conversion so issued. Face value of each CCD is INR 100.
Aalok Solarfarms Limited	10	35	June 6, 2026, January 26, 2027 and May 24, 2027	346,874	10.70%	24 months from the date of issue
Shreyas Solarfarms Limited	10	69	June 8, 2026, January 26, 2027 and June 8, 2027	693,700	10.70%	24 months from the date of issue
Heramba Renewables Limited	10	69	January 26, 2027 and May 24, 2027	693,750	10.70%	24 months from the date of issue
ReNew Solar Energy (Jharkhand three) Private Limited	6	965	March 31, 2027	8,775,454	8.00%	Not applicable	One equity share will be issued for each CCD on the maturity date (1:1)
IB Vogt Solar Seven Private Limited	40	23	August 18, 2060 and June 17, 2061	2,299,544	10.00%	24 months from the date of issue	One equity share will be issued for each CCD on the maturity date (1:1)
Renew Surya Roshani Private Limited	26	15,308	August 5, 2048	866,076,759	13.00%	Not applicable	One equity share will be issued for each CCD on the maturity date (1:1)
Total		16,504		879,232,955

(iii)
Term loan from banks (secured)

Secured by pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue, all bank accounts and assignment of all rights, title, interests, benefits, claims etc. of project documents and insurance contracts of the respective Group Company. These loans usually have repayment cycle of monthly / quarterly payments. For all long-term loan arrangements from bank, the Group has complied with the debt covenants as at March 31, 2023. For the year ended March 31, 2022, the Group could not meet covenants for a long-term loan arrangement amounting to INR 653 wherein the liability became payable on demand. The Group had classified these liabilities as current as on March 31, 2022.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(v)
Listed senior secured notes

Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets. Further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the company. Secondary charge over the account receivables, book debts and cash flows. The senior secured notes shall be repaid through bullet payments starting from March 2027 to July 2028.

(b)
The details of non convertible debentures (secured) are as below:

			Numbers of NCDs outstanding		Outstanding amount				Earliest
	Debenture	Face value per	As at March 31,		As at March 31,			Nominal	redemption	Last date of	Terms of
Listing status	Series	NCD (INR)	2022	2023	2022	2023	2023	interest rate (p.a.)	date	repayment	repayment
					(INR)	(INR)	(USD)
Listed	Not applicable	1,000,000	3,025	2,655	3,025	2,655	32	9.75%	30-Sep-23	31-Oct-26	Half yearly
Listed	Series-1	1,000,000	422	—	422	—	—	8.55%	30-Sep-22	30-Sep-22	Half yearly
Listed	Series-2	1,000,000	2,031	1,728	2,031	1,728	21	9.05%	30-Sep-23	30-Sep-34	Half yearly
Listed	Series-3	1,000,000	3,675	4,012	3,675	4,013	49	9.15%	30-Sep-23	30-Sep-34	Half yearly
Non listed	Not applicable	1,000,000	2,000	—	2,000	—	—	4.25%	26-Oct-22	26-Oct-22	Bullet
Non listed	Not applicable	1,000,000	1,500	—	1,500	—	—	12.69%	27-Sep-22	27-Sep-22	Bullet
Non listed	Not applicable	1,000,000	3,738	—	3,738	—	—	8.55%	31-Aug-22	31-Aug-22	Bullet
Non listed	Not applicable	1,000,000	5,159	5,159	5,159	5,159	63	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,747	1,747	1,747	1,747	21	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,674	1,674	1,674	1,674	20	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	440	440	440	440	5	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	5,948	5,948	5,948	5,948	72	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	2,972	2,972	2,972	2,972	36	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,197	1,197	1,197	1,197	15	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,189	1,189	1,189	1,189	14	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,188	1,188	1,188	1,188	14	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,199	—	1,199	1,199	15	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,196	—	1,196	1,196	15	8.46%	28-Apr-24	28-Apr-24	Bullet
Non listed	Not applicable	1,000,000	1,548	1,548	1,548	1,548	19	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	6,765	6,765	6,765	6,765	82	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	3,835	3,835	3,835	3,835	47	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	11,721	11,721	11,721	11,721	143	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	1,736	1,736	1,736	1,736	21	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	3,663	3,663	3,663	3,663	45	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	4,432	4,432	4,432	4,432	54	6.03%	22-Aug-26	22-Aug-26	Bullet
Non listed	Not applicable	1,000,000	10,020	—	10,020	—	—	7.75%	31-Mar-23	31-Mar-23	Bullet
Non listed	Not applicable	10	—	36,732,513	—	367	4	11.50%	5-Dec-52	5-Dec-52	Bullet
Non listed	Not applicable	10	—	26,661,237	—	267	3	11.50%	16-Feb-53	16-Feb-53	Bullet
Non listed	Not applicable	100,000	—	20,000	—	2,000	24	9.30%	1-Jun-26	1-Jun-26	Bullet
Total (gross)					84,020	68,639	835
Transaction costs, discount on issue and premium on redemption					242	2,990	36
Total					84,262	71,629	871

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

20.
Lease liabilities

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Lease liabilities (refer Note 42)	2,999	5,471	67
	2,999	5,471	67

Current
Lease liabilities (refer Note 42)	455	698	8
Total	455	698	8

21.
Liability for put options with non-controlling interests

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Liability for put options with non-controlling interests*	8,636	4,422	54
	8,636	4,422	54

Current
Liability for put options with non-controlling interests*	910	987	12
Total	910	987	12

* Non-controlling shareholders of RPPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares for cash on the date of exercise of the Put option. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (refer Note 3 and 46).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

22.
Other financial liabilities

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Liability for operation and maintenance	2,087	1,735	21
	2,087	1,735	21
Current
Financial liabilities at amortised cost
Current maturities of long term interest-bearing loans and borrowings (refer Note 19)*	56,046	20,591	251

Others
Interest accrued but not due on borrowings (refer Note 19)	1,821	2,017	25
Interest accrued but not due on debentures (refer Note 19)	2,037	1,195	15
Capital creditors	11,036	33,480	407
Purchase consideration payable	88	1,681	20
Cash settled shared based payment liability	36	—	—
Liability for operation and maintenance	565	299	4
Other payables	7	—	—
Total	71,636	59,263	721

*For all long-term loan arrangements from banks and financial institutions, the Group has complied with the debt covenants as at March 31, 2023. During the year ended March 31, 2022, the Group could not meet covenants for a long-term loan arrangement amounting to INR 653 wherein the liability became payable on demand. The Group had classified these liabilities as current as on March 31, 2022.

23.
Deferred government grant

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Opening balance	758	225	3
Disposal of subsidiary (refer Note 40)	(501)	—	—
Released to the statement of profit or loss	(32)	(11)	(0)
Total	225	214	3

Current	11	11	0
Non-current	214	203	2
	225	214	3

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

24.
Employee benefit liabilities

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Provision for gratuity (refer Note 41)	169	207	3
Total	169	207	3

Current
Provision for gratuity (refer Note 41)	20	24	0
Provision for compensated absences	159	247	3
Total	179	271	3

25.
Provisions

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Provision for decommissioning costs	13,384	16,859	205
Total	13,384	16,859	205

Provision for decommissioning costs

As at April 1, 2020	11,950
Arised during the year	1,071
Unwinding of discount and changes in discount rate	744
Acquisition of subsidiaries	21
Disposal of subsidiaries	(100)
As at March 31, 2021	13,686
Arised during the year	1,206
Unwinding of discount and changes in discount rate	778
Acquisition of subsidiaries	78
Adjustment during the year*	(2,364)
As at March 31, 2022	13,384
Arised during the year	586
Unwinding of discount and changes in discount rate	953
Adjustment during the year*	1,936
As at March 31, 2023	16,859

* Adjustment during the year relates to revision in the provision for decommissioning costs on account of changes in the estimated future costs, or in the discount rate applied as at the end of reporting period.

Decommissioning costs

Provision has been recognised for decommissioning costs associated with premises taken on leases wherein the Group is committed to decommission the site as a result of construction of wind and solar power projects.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

26.
Other liabilities

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Non-current
Others	5	3	0
Total	5	3	0

Current
Advance received against sale of assets	85	64	1

Other payables
TDS payable	2,719	3,347	41
GST payable	447	654	8
ESI payable	1	3	0
Labour welfare fund payable	3	4	0
Provident fund payable	26	45	1
Total	3,281	4,117	50

27.
Interest-bearing loans and borrowings - short term

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Working capital term loan (secured)	4,480	13,541	165
Acceptances (secured)	4,605	24,426	297
Buyer's / supplier's credit (secured)	5,400	—	—
Term loan from banks and financial institutions (secured)	—	4,556	55
Total #	14,485	42,523	517

Working capital term loan (secured)

The term loan from bank carries interest ranging from 8.00% to 10.10% per annum and is repayable with a bullet payment at the end of the tenure i.e. 30 to 365 days. It is secured by first charge by way of hypothecation of the entire movable properties of the respective borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Loan from bank (secured)

The loan carries interest 9.60% to 9.75% per annum and is repayable maximum within 12 months from the date of disbursement through bullet payment. One of the borrowing is secured by first pari-pasu charge over current assets of Ostro energy Private Limited (OEPL), except project assets and pledge of 51% of shares of OEPL. Further, the other borrowing is secured by first charge by way of mortgage of all present and future right, title and interest in specified bank accounts of the Company.

Acceptances (secured)

Acceptances represent creditors to whom banks have issued letter of credits. The letter of credits are secured by pari passu charge over all present and future current assets and movable fixed assets of the respective project Company for which such acceptances are taken and the discount rate of acceptances ranges from 7.00% to 9.92% per annum. The maturity period ranges from 3 to 12 months.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

28.
Trade payables

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Current
Trade payables	5,609	6,118	74
Total	5,609	6,118	74

29.
Derivative instruments

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Financial liabilities designated as a hedge instrument at fair value
Non-current
Derivative instruments - hedge instruments	—	521	6
	—	521	6
Current
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	1,723	345	4

Financial liabilities at FVTPL
Derivative instruments - share warrants (refer Note 44)	2,486	1,309	16
Total	4,209	1,654	20

30.
Revenue

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Sale of power	47,673	58,990	70,530	858
Sale of services - management shared services	14	—	—	—
Engineering, procurement and construction service	434	295	22	0
Transmission line projects (refer Note 60)	-	-	7,557	92
Sale of services - operation and maintenance services	37	0	—	—
Sale of services - consultancy service	—	—	27	0
Others	29	64	87	1
Revenue from contracts with customers	48,187	59,349	78,223	952

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR 163 (March 31, 2022: INR 404, March 31, 2021: INR 386).

a)
The location for all of the revenue from contracts with customers is India.
b)
The timing for all of the revenue from contracts with customers is over time.
c)
The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended March 31, 2023, on receipt of approval of cost over-run of INR 641 (March 31, 2022: INR Nil, March 31, 2021: INR 1,472), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 3,578 (March 31, 2022: INR 4,219, March 31, 2021: INR 1,266) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved, the Group during the year ended March 31, 2023 has recognised revenue of INR 321 (March 31, 2022: INR 61, March 31, 2021: INR 48).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

d)
Transaction price - remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognised as at the end of the reporting period and an explanation as to when the Group expects to recognise these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts as the revenue recognised corresponds directly with the value to the customer of the entity’s performance completed to date, except to the extent stated in Note 60. The cost over-runs which are pending approval of customers has been excluded for this disclosure because it was not included in the transaction price. These cost over-runs were excluded from the transaction price in accordance with the guidance on constraining estimates of variable consideration.

e)
There are no other material differences between the contracted price and revenue from contracts with customers.
f)
Contract balances

	As at April 1,	As at March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Trade receivables (refer Note 9)	35,980	45,825	30,687	373
Contract assets (refer Note 60)	—	—	7,711	94
Contract liabilities*	1,425	—	—	—

*Reversed during the year ended March 31, 2022

31.
Other operating income

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Income from leases	80	68	60	1
Income from sale of emission reduction certificates	—	2,626	1,045	12
Total	80	2,694	1,105	13

32.
Late payment surcharge from customers

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Late payment surcharge from customers (refer Note 38)	—	—	1,134	14
Total	—	—	1,134	14

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

33.
Finance income and fair value change in derivative instruments

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Interest income accounted at amortised cost
- on fixed deposit with banks	1,563	1,385	2,010	24
- on loan given to third party	—	40	—	—
- on safeguard duty recoverable	114	138	132	2
- others	212	238	34	0

Gain on fair value changes on derivative instruments (other than hedge instruments)	—	212	139	2
Unwinding of contract assets (refer Note 60)	—	—	154	2
Unwinding of financial assets (refer Note 38)	—	—	441	5
Gain on settlement of financial liabilities	1,465	—	—	—
Total	3,354	2,013	2,910	35

34.
Other income

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Government grant
- generation based incentive	1,846	2,029	1,990	24
- viability gap funding	32	32	11	0
Compensation for loss of revenue	431	1,461	806	10
Gain on sale of property, plant and equipment	0	10	5	0
Insurance claim	63	265	470	6
Gain on derivative instruments designated as cash flow hedge (net)	16	29	—	—
Gain on disposal of subsidiaries (net) (refer Note 40)	—	214	—	—
Excess provisions written back	—	611	707	9
Commission on financial guarantee contracts (refer Note 46)	—	78	—	—
Miscellaneous income	455	389	478	6
Fair value gain on investment	27	—	—	—
Fair value change of mutual fund (including realised gain)	—	21	114	1
Total	2,870	5,139	4,581	56

35.
Employee benefits expense

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Salaries, wages and bonus	949	1,840	2,227	27
Contribution to provident and other funds	50	88	102	1
Share based payments (refer Note 43)	203	2,410	1,966	24
Gratuity expense (refer Note 41)	15	31	28	0
Staff welfare expenses	42	132	90	1
Total	1,259	4,501	4,413	54

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

36.
Depreciation and amortisation

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Depreciation of property, plant and equipment (refer Note 5)	10,615	12,198	14,032	171
Amortisation of intangible assets (refer Note 6)	1,166	1,305	1,464	18
Depreciation of right of use assets (refer Note 7)	245	261	405	5
Total	12,026	13,764	15,901	193

37.
Other expenses

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Legal and professional fees	853	1,740	2,066	25
Corporate social responsibility	82	106	147	2
Travelling and conveyance	148	233	595	7
Lease rent relating to short term leases	22	10	46	1
Director's commission	15	35	67	1
Printing and stationery	3	3	7	0
Rates and taxes	235	385	465	6
Insurance	527	1,027	1,226	15
Operation and maintenance	3,935	4,929	5,528	67
Repair and maintenance	104	110	177	2
Loss on sale / damage of property plant and equipment	205	1	7	0
Bidding expenses	12	40	35	0
Advertising and sales promotion	30	48	118	1
Impairment of capital work in progress (refer Note 5)	39	129	190	2
Security charges	241	274	441	5
Communication costs	36	68	167	2
Impairment of carbon credit	—	—	630	8
Impairment loss on assets of disposal group held for sale (refer Note 40)	408	—	—	—
Impairment of inventory	—	75	32	0
Impairment allowances for financial assets	416	411	522	6
Liquidated damages	—	—	800	10
Miscellaneous expenses	271	301	370	4
Total	7,582	9,925	13,636	166

38.
Finance costs and fair value change in derivative instruments

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Interest expense#	34,988	35,667	43,066	524
Bank charges	428	625	869	11
Option premium amortisation	1,773	2,327	2,510	31
Loss on fair value changes on derivative instruments*	—	1,629	1,799	22
Loss on account of modification of contractual cash flows (refer note (i) below)	—	—	1,277	16
Unwinding of discount on provisions	745	778	953	12
Unamortised ancillary borrowing cost written off	347	686	492	6
Total	38,281	41,712	50,966	620

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

#Includes interest on loan from related parties, compulsorily convertible preference shares and lease liabilities of INR Nil (March 31, 2022: INR Nil, March 31, 2021: INR 19), INR Nil (March 31, 2022: 925, March 31, 2021: INR 3,361) and INR 414 (March 31, 2021:166; March 31, 2021: INR 113), respectively.

*Represents cumulative losses that were reported in equity and have been transferred to statement of profit or loss in respect of forecasted transaction that are no longer expected to occur.

(i)
Modification of contractual cash flows

The Ministry of Power in its Gazette Notification dated June 3, 2022, established rules providing settlement mechanism for the amounts owed by generating companies, inter-state transmission licensees and electricity trading licensees.

The Group's customers subject to this scheme shall pay the outstanding receivables due to the Group in equated monthly instalments without interest. Accordingly, the Group has recorded the modification in terms of the contract and the resultant loss primarily due to the extended interest free credit period has been recognised as a finance cost in the statement of profit or loss.

Unwinding income on these trade receivables of INR 441 is recognised as "Unwinding income of financial assets" under 'Finance income'. Trade receivables outstanding of INR 3,671 as of March 31, 2023, from customers opting for EMI pursuant to LPS Rules, which are not due within the next twelve months from the end of the reporting date, are disclosed as non-current.

39.
Earnings / (loss) per share

	For the year ended March 31,
	2021**	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
The following reflects the loss and share data used for the basic and diluted EPS computations:

Loss attributable to equity holders of the parent	(7,818)	(16,077)	(4,817)	(59)
Add: Loss attributable to one class B share @	—	551	56	1
Add: Loss attributable to one class D share ^	—	437	44	1
Loss attributable to equity holders of Class A and C for basic and diluted earnings	(7,818)	(15,089)	(4,717)	(57)

Loss per share: Basic and Diluted
Equity shares (in INR)	(19.49)	—	—	—
Equity shares: Class A shares (in INR and USD, par value of USD 0.0001)	—	(40.82)	(12.32)	(0.15)
Equity shares: Class C shares (in INR and USD, par value of USD 0.0001)	—	(40.82)	(12.32)	(0.15)

	For the year ended March 31,
	2021**	2022	2023
Weighted average number of equity shares in calculating basic EPS*#
Weighted Average number of shares of RPPL	401,122,836	127,082,377	—
Class A shares of the Company	—	170,901,108	264,167,259
Class C shares of the Company	—	71,666,828	118,363,766
Weighted average number of equity shares in calculating basic EPS	401,122,836	369,650,313	382,531,025

*The weighted average number of ordinary shares outstanding for the year ended March 31, 2023 and 2022:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(a) the number of ordinary shares outstanding from April 1, 2021 to August 23, 2021 is computed on the basis of the weighted average number of ordinary shares of RPPL outstanding during the period multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share); and

(b) the number of ordinary shares outstanding from August 24, 2021 to March 31, 2022 and April 1, 2022 to March 31, 2023 is the actual number of ordinary shares of the Company outstanding during that period.

**The earnings per share disclosed for the year ended March 31, 2021 is calculated by dividing:

(a) Profit or loss of RPPL attributable to ordinary shareholders; by

(b) RPPL's historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share).

@ Class B share is not the most subordinate to other classes of equity instruments as per IAS 33. Refer Note 17 for terms of Class B share.

^ Class D share is a redeemable share and therefore, is not considered as ordinary shares as per IAS 33. Refer Note 17 for terms of Class D share.

#Since the effect of all potential equity shares was anti-dilutive in year ended March 2023, 2022 and 2021, it has not been considered for the purpose of computing diluted earnings per share.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

40.
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

The total sale consideration on account of above transactions was INR 6,047 against net assets of INR 5,820 which resulted in a gain of INR 227. The transaction for sale of Solar Energy and its subsidiaries was completed on January 18, 2022. As at March 31, 2023, the transaction for sale of two solar rooftop projects is not completed which have assets of INR 64 (March 31, 2022: INR 93).

Refer Note (c) below for assets held for sale and the details of assets and liabilities derecognised on account of the aforementioned sale of subsidiaries.

(b)
Shekhawati Solar Park Private Limited

The Company had entered into a share purchase agreement dated March 29, 2022 with Shekhawati Solar Power Private Limited to sell 100% of its stake in Shekhawati Solar Park Private Limited. The total sale consideration of this sale was INR 3 against net assets of INR 16 which resulted in a loss of INR 13.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Disposal group held for sale

		Two solar rooftop projects	Shekhawati Solar Park Private Limited
Assets
Property, plant and equipment (excluding impairment loss of INR 88)	(e)	181	—
Total assets	(f) = (d) + (e)	5,820	16

Total liabilities	(g)	—	—
Net assets	(h) = (f) - (g)	5,820	16

Total consideration	(i)	6,047	3
Total gain / (loss)	(i) - (h)	227	(13)

Consideration satisfied by:
Cash and cash equivalents		5,437	3
Deferred consideration receivable		610	—
		6,047	3

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

	For the year ended March 31,
	2021	2022
	(INR)	(INR)
Income	698	709
Expenses	(516)	(487)
Loss before tax	182	222
Income tax (expense) / income	8	(19)
Loss for the year	190	203

In accordance with the IFRS 5, depreciation and amortisation on the assets of Solar Energy and its subsidiaries and Shekhawati Solar Park Private Limited ceased as at October 4, 2021 and March 29, 2022, respectively.

(e)
Impact on cash flow statement

During the year ended March 31, 2022, Solar Energy and its subsidiaries and Shekhawati Solar Park Private Limited contributed INR 564 to the Group’s operating cash flows, used INR 55 in respect of investing activities and contributed INR 33 in respect of financing activities.

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
		(INR)
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
		5,549

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The deferred consideration represents the fair value of consideration receivable and the same is contractually recoverable on the receipt of safeguard duty claims under change in law clause by Adyah Solar from its customers. During the year ended March 31, 2023, the Group reassessed the classification based on the expected realisation, which has had no material impact on financial statements.

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

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

41.
Gratuity and other post-employment benefit plans

Retirement benefit in the form of provident fund is a defined contribution scheme. The contributions to the provident fund are charged to the consolidated statement of profit or loss for the year when the contributions are due. The Group has no obligation, other than the contribution payable to the provident fund.

The Group has a defined benefit gratuity plan. Gratuity is computed as 15 days' salary, for every completed year of service or part thereof in excess of 6 months and is payable on retirement / termination / resignation. The benefit vests on the employees after completion of 5 years of service. The Gratuity liability has not been externally funded. Group makes provision of such gratuity liability in the books of accounts on the basis of actuarial valuation as per the projected unit credit method.

The following tables summarise the components of net benefit expense recognised in the consolidated statement of profit or loss and the unfunded status and amounts recognised in the consolidated statement of financial position for gratuity.

a)
Statement of profit or loss and OCI

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Net employees benefit expense recognised in employee cost
Current service cost	31	44	52	1
Interest cost on benefit obligation	7	10	12	0
Net benefit expense*	38	54	64	1
* This amount is inclusive of amount capitalised in different projects.
Net (expense) / income recognised in OCI	(8)	9	3	0

b)
Statement of financial position

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Defined benefit liability
Present value of unfunded obligation	189	231	3
Net liability	189	231	3

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	108	150	189	2
Current service cost	31	44	52	1
Interest cost	7	10	12	0
Benefits paid	(6)	(5)	(20)	(0)
Liabilities assumed / (settled)	—	1	(0)	(0)
Remeasurements during the year due to:
- Experience adjustments	7	6	6	0
- Change in financial assumptions	—	1	(10)	(0)
- Change in demographic assumptions	—	(16)	2	0
Liabilities net of planned assets assumed under business combination	3	9	—	—
Assets extinguished on curtailments / settlements	—	(11)	—	—
Closing defined benefit obligation	150	189	231	3

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

c)
Principal assumptions used in determining gratuity obligations

	For the year ended March 31,
	2021	2022	2023
Discount rate	6.85%	6.80%	7.40%
Salary escalation	10.00%	10.00%	10.00%

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

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

	Change in	Impact on provision for gratuity as at March 31,
Particulars	assumptions	2022	2023	2023
		(INR)	(INR)	(USD)
Discount rate	+ 0.5%	184	223	3
	- 0.5%	197	240	3
Salary escalation	+ 0.5%	195	238	3
	- 0.5%	185	225	3

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

d)
Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

Maturity profile

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Within next 12 months	20	24	0
From 2nd to 5th year	90	100	1
From 6th to 9th year	76	94	1
From 10th year and beyond	147	241	3

The weighted average duration to the payment of these cash flows is 7.92 years (March 31, 2022: 7.15 years and March 31, 2021: 13 years).

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

Defined contribution plan

	For the year ended March 31,
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Contribution to provident fund and other fund charged to statement of profit or loss (inclusive of amount capitalised in different projects)	108	150	210	3

42.
Leases

The Group has entered into leases for its offices and leasehold lands. These leases generally have lease terms of 5 to 35 years. The Group also has certain leases of regional offices and office equipment with lease terms of 12 months or less and lease of office equipments with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. Set out below are the carrying amounts of lease liabilities carried at amortised cost and the movements during the year:

	For the year ended March 31,
Particulars	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Opening balance	1,646	2,112	3,454	42
Additions	1,101	1,229	2,725	33
Asset acquisition (refer Note 56)	—	128	—	—
Acquisition of subsidiary	17	—	—	—
Capitalised during the year	105	114	108	1
Accretion of interest	113	166	416	5
Lease modification during the year	(26)	—	—	—
Disposal of subsidiary	(596)	—	—	—
Payments	(248)	(295)	(534)	(6)
Closing balance	2,112	3,454	6,169	75

Current	330	455	698	8
Non-current	1,782	2,999	5,471	67

Notes:

a)
There are no restrictions or covenants imposed by leases.
b)
Refer Note 37 for rental expense recorded for short-term leases and low value leases.
c)
There are no amounts payable toward variable lease expense recognised for the years ended March 31, 2023, 2022 and 2021.
d)
The maturity analysis of lease liabilities are disclosed in Note 50.
e)
There are no leases which have not yet commenced to which the lessee is committed.
f)
The effective interest rate for lease liabilities is 9.62% (March 31, 2022: 10.08%, March 31, 2021: 10.40%).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

Plans	2018 Stock Option Plan Modified (new plan)	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
March 31, 2020	1	1	10	2	3	1
March 31, 2021	1	1	9	1	2	1

The movement of options outstanding under the Group Stock Option Plans are summarised below:

Particulars	Number of options (in million)
	March 31, 2021	August 23, 2021
Outstanding at the beginning of the year	18	16
Granted during the year	1	—
Forfeited during the year	(0)	(0)
Repurchase during the year	(3)	—
Exercised during the year	—	(1)
Replacement of Group Stock Option Plans (refer note (d))	—	(14)
Outstanding at the end of the year	16	—

Exercisable at the end of the year	8	—

- The weighted average exercise price of these options outstanding was INR 303 for the year ended March 31, 2021.

- The weighted average exercise price of these options granted during the year was INR 404 for the year ended March 31, 2021.

- There were no options exercised during the year ended March 31, 2021.

- The weighted average exercise price of these options forfeited during the year was INR 395 for the year ended March 31, 2021.

- The weighted average exercise price of these options repurchased during the year was INR 157 for the year ended March 31, 2021.

- The weighted average exercise price of exercisable options was INR 250 for the year ended March 31, 2021.

- The weighted average remaining contractual life of options outstanding as at March 31, 2021 was 5.75 years.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following tables list the inputs to the models used for the years ended March 31, 2021:

For the year ended March 31,2021
Particulars
Dividend yield (%)	3.4%
Expected volatility (%)	22.0%
Risk–free interest rate (%)	4.16% - 5.92%
Weighted average remaining contractual life of options granted	9.44 years
Weighted average share price (in INR)	471
Weighted average fair value (in INR)	133.01

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

c)
Cash settled share based payments arising out of a one-time partial liquidity scheme (refer note (b) above)

The carrying amount of the liability (included in employee benefit liabilities) relating to the cash settled share based payments at March 31, 2023 was INR Nil (March 31, 2022: INR Nil; March 31, 2021: INR 102). RPPL had settled all of the outstanding the cash settled options on August 23, 2021 by paying cash of INR 201.75 per option, as per terms of these options, which resulted in total outflow of INR 524 during the year ended March 31, 2022.

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

The fair value of stock options was estimated at the date of replacement using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of Holding Company Stock Option Plan as on the date of replacement:

Particulars	Group Stock Option Plans	Holding Company Stock Option Plans
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	25.67% - 37.87%	33.43% - 49.97%
Risk–free interest rate (%)	3.29% - 6.39%	0.05% - 1.03%
Weighted average expected life of options granted	0.07 years - 6.86 years	0.07 years - 6.86 years
Weighted average share price	INR 606.96	USD 8.17

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The relevant terms of the Holding Company Stock Option Plans are as below:

Holding Company Stock Option Plans
Particulars	2018 Stock Option Plan Modified	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan
Grant date	August 16, 2019	Multiple	Multiple	Multiple	Multiple	Multiple
Replacement date	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021	August 23, 2021
Vesting period	Time linked vesting: Grants will vest in 5 years on quarterly basis which shall commence one year after the date of original grant of options.

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

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of original grant of option.	Time linked vesting: 5 years from the original grant date.

Holding Company Stock Option Plans
Particulars	2018 Stock Option Plan Modified	2018 Stock Option Plan	2017 Stock Option Plan	2016 Stock Option Plan	2014 Stock Option Plan	2011 Stock Option Plan

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

Exercise period	Within 10 years from the date of original grant upon vesting	Within 10 years from the date of original grant upon vesting	Within 10 years from the date of original grant upon vesting	Within 10 years from the date of original grant upon vesting	Within 10 years from the date of original grant upon vesting	Within 10 years from the date of original grant upon vesting
Exercise price	USD 5.33	USD 5.33, 5.53 and 5.60	USD 4.53	USD 2.73	USD 1.75	USD 1.33
Settlement type	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled	Equity settled
Expiry date	August 16, 2029	April 24, 2028 to December 31, 2030	April 10, 2027 to February 25, 2028	September 30, 2026	December 31, 2022 to January 1, 2025	September 30, 2021 to December 31, 2022

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

March 31, 2023	1	1	8	1	1	1
March 31, 2022	1	1	8	1	1	1

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Opening balance as at August 23, 2021	—
Replacement of Group Stock Option Plans at exchange ratio of 0.8289:1	12
Exercised during the period August 24, 2021 to March 31, 2022	0
Outstanding as at March 31, 2022	12
Exercised / lapsed during the year	1
Outstanding as at March 31, 2023	11

Exercisable at March 31, 2022	6
Exercisable at March 31, 2023	11

- The weighted average exercise price of these options outstanding was USD 4.18 for the year ended March 31, 2023 (March 31, 2022: USD 4.22)

- The weighted average exercise price of exercisable options was USD 4.11 for the year ended March 31, 2023 (March 31, 2022: USD 3.69)

- The weighted average exercise price of replacement of Group Stock Option Plans was USD 4.18 for the year ended March 31, 2023 (March 31, 2022: USD 4.22)

- The weighted average exercise price of options excercised during the year was USD 1.66 for March 31, 2023 (March 31, 2022: USD 2.25)

- The weighted average remaining contractual life of options outstanding as at March 31, 2023 was 3.88 years (March 31, 2022: 4.29 years)

e)
2021 Incentive Award Plan granted during the period August 23, 2021 to March 31, 2023

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

Particulars	2021 Incentive Plan
Grant date	March 15, 2023	September 15, 2022	November 15, 2022	August 22, 2022	June 10, 2022	August 23, 2021, November 15, 2021 and March 15, 2022	August 23, 2021
Vesting period

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

12.5% of stock options will vest at the end of each quarter over a period of 2 years in a time based manner.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

6.25% of stock options will vest at the end of each quarter over a period of 4 years in a time based manner.
Exercise period	Within 10 years from date of grant upon vesting
Exercise price	USD 5.85	USD 10.00	USD 6.83	USD 10.00	USD 10.00	USD 10.00	USD 10.00
Settlement type	Equity Settled
Expiry date	March 15, 2033	September 15, 2032	November 15, 2032	August 23, 2032	June 10, 2023	August 23, 2031 to February 23, 2032	August 23, 2031

Number of options outstanding as at (in million):

March 31, 2023	0.2	0.0	0.7	0.0	5.0	7.0	23.0
March 31, 2022	—	—	—	—	—	7.2	23.0

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan:

2021 Incentive Award Plan	For the year ended March 31,
	2022	2023
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	34.87% to 40.84%	28.07% to 41.23%
Risk–free interest rate (%)	0.78% to 2.33%	0.78% to 3.89%
Weighted average expected life of options granted	3.71 years to 6.93 years	10 years
Weighted average share price	USD 7.82 to USD 9.65	USD 4.98 to USD 9.65

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Opening balance as at August 23, 2021	—
Granted during the period August 24, 2021 to March 31, 2022	30
Outstanding as at March 31, 2022	30
Granted during the year	6
Exercised / lapsed during the year	0
Outstanding as at March 31, 2023	36

Exercisable at at March 31, 2023	14
Exercisable at at March 31, 2022	4

- The weighted average exercise price of these options outstanding was USD 9.92 for the year ended March 31, 2023

- The weighted average exercise price of these options granted was USD 9.49 for the year ended March 31, 2023

- The weighted average exercise price of exercisable options was USD 10.00 for the year ended March 31, 2023

- The weighted average remaining contractual life of options outstanding as at March 31, 2023 was 8.56 years

- There were no options exercised during the year.

f)
Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the year ended March 31,
Particulars	2021	2022	2023
Expense arising from equity-settled share-based payment transactions	189	2,517	2,489
Expense arising from repurchased vested stock options	31	—	—
Expense arising from cash settled share based payments transactions	102	422	—
Total expense arising from share-based payment transactions*	322	2,939	2,489

* This amount is inclusive of amount capitalised in different projects.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

44.
Share warrants

Prior to consummation of the Transaction (Refer Note 56(a)), RMG II had issued warrants having rights to purchase its Class A equity shares. As part of the transaction, the Company has issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 12,955,333 outstanding public warrants as at March 31, 2023 (March 31, 2022: 11,755,319; August 23, 2021: 11,755,339 public warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price which as at March 31, 2023 was USD 0.86 (March 31, 2022: USD 1.77, August 23, 2021: USD 1.27).

Private warrants:

The Company has 5,571,420 outstanding private warrants as at March 31, 2023 (March 31, 2022: 6,771,434; August 23, 2021: 6,771,434 private warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The Company has determined fair value of private warrants as at March 31, 2023 as USD 0.86 (March 31, 2022: 1.77; August 23, 2021 USD 1.27).

The Group has recognised the following warrant obligations (refer Note 29):

Particulars	Public warrants	Private warrants	Total
Beginning balance at August 23, 2021	1,084	663	1,747
Foreign currency translation	31	18	49
Change in fair value	428	262	690
Balance at March 31, 2022	1,543	943	2,486
Foreign currency translation	149	30	179
Converted to Public warrants	171	(171)	—
Change in fair value	(948)	(408)	(1,356)
Balance at March 31, 2023	915	394	1,309

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

45.
Group information
(a)
Subsidiaries
The Group’s subsidiaries along with the proportion of ownership interests and the voting rights held by the immediate holding company are disclosed below. The country of incorporation is also their principal place of business.

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
1	ReNew Power Private Limited* ^^	ReNew Energy Global Plc	India	93%	93%
2	ReNew Solar Power Private Limited^	ReNew Power Private Limited	India	100%	100%
3	ReNew Green Energy Solutions Private Limited( previously known as ReNew Wind Energy (Jath Three) Private Limited)	ReNew Power Private Limited	India	100%	100%
4	ReNew Fazilka Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
5	ReNew Transmission Ventures Private Limited	ReNew Power Private Limited	India	100%	100%
6	ReNew Power International Limited	ReNew Power Private Limited	United Kingdom	100%	100%
7	RMG Acquisition Corp II	ReNew Energy Global Plc	Cayman Islands	100%	100%
8	India Clean Energy Holdings	ReNew Energy Global Plc	Mauritius	100%	100%
9	Diamond II Limited	ReNew Energy Global Plc	Mauritius	100%	100%
10	ReNew Wind Energy (Jath) Limited	ReNew Power Private Limited	India	100%	100%
11	ReNew Wind Energy (Karnataka) Private Limited*	ReNew Power Private Limited	India	71%	72%
12	ReNew Wind Energy (AP) Private Limited*	ReNew Power Private Limited	India	70%	69%
13	ReNew Solar Energy (Jharkhand Three) Private Limited*	ReNew Solar Power Private Limited	India	51%	51%
14	ReNew Solar Energy (Telangana) Private Limited	ReNew Solar Power Private Limited	India	51%	100%
15	ReNew Surya Alok Private Limited*	ReNew Solar Power Private Limited	India	69%	69%
16	ReNew Sunlight Energy Private Limited*	ReNew Green Energy Solutions Private Limited	India	69%	63%
17	ReNew Surya Uday Private Limited*	ReNew Green Energy Solutions Private Limited	India	74%	74%
18	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	ReNew Power Private Limited	India	100%	100%
19	RENEW Photovoltaics Private limited(Formerly known as ReNew Saksham Urja Private Limited)	ReNew Power Private Limited	India	100%	100%
20	ReNew E-Fuels Private Limited	ReNew Power Private Limited	India	—	100%
21	ReNew Jal Urja Private Limited	ReNew Power Services Private Limited	India	100%	100%
22	ReNew Wind Energy (Welturi) Private Limited	ReNew Power Private Limited	India	100%	100%
23	ReNew Wind Energy (Devgarh) Private Limited	ReNew Power Private Limited	India	100%	100%
24	ReNew Wind Energy (Rajkot) Private Limited	ReNew Power Private Limited	India	100%	100%
25	ReNew Wind Energy Delhi Private Limited	ReNew Power Private Limited	India	100%	100%
26	ReNew Wind Energy (Shivpur) Private Limited	ReNew Power Private Limited	India	100%	100%
27	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Power Private Limited	India	100%	100%
28	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Power Private Limited	India	100%	100%
29	ReNew Wind Energy (MP) Private Limited	ReNew Power Private Limited	India	100%	100%
30	ReNew Wind Energy (AP 3) Private Limited	ReNew Power Private Limited	India	100%	100%
31	ReNew Wind Energy (MP Two) Private Limited	ReNew Power Private Limited	India	100%	100%
32	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Power Private Limited	India	100%	100%
33	ReNew Wind Energy (Jamb) Private Limited	ReNew Power Private Limited	India	100%	100%
34	ReNew Wind Energy (Orissa) Private Limited	ReNew Power Private Limited	India	100%	100%
35	ReNew Wind Energy (TN) Private Limited	ReNew Power Private Limited	India	100%	100%
36	ReNew Wind Energy (AP2) Private Limited	ReNew Power Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Power Private Limited	India	100%	100%
38	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Power Private Limited	India	100%	100%
39	ReNew Wind Energy (AP 4) Private Limited	ReNew Power Private Limited	India	100%	100%
40	ReNew Wind Energy (MP One) Private Limited	ReNew Power Private Limited	India	100%	100%
41	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Power Private Limited	India	100%	100%
42	Narmada Wind Energy Private Limited	ReNew Power Private Limited	India	100%	100%
43	Abaha Wind Energy Developers Private Limited	ReNew Power Private Limited	India	100%	100%
44	Helios Infratech Private Limited	ReNew Power Private Limited	India	100%	100%
45	Shruti Power Projects Private Limited	ReNew Power Private Limited	India	100%	100%
46	Kanak ReNewables Limited	ReNew Power Private Limited	India	100%	100%
47	Ostro Raj Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
48	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
49	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
50	Bidwal Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
51	Zemira ReNewable Energy Limited	ReNew Power Private Limited	India	100%	100%
52	Renew Vyan Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
53	ReNew Pawan Urja Private Limited	ReNew Power Private Limited	India	100%	100%
54	ReNew Pawan Shakti Private Limited	ReNew Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
55	ReNew Naveen Urja Private Limited	ReNew Power Private Limited	India	100%	100%
56	ReNew Samir Urja Private Limited	ReNew Power Private Limited	India	100%	100%
57	ReNew Samir Shakti Private Limited	ReNew Samir Urja Private Limited	India	100%	100%
58	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Solar Energy (Karnataka) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Saur Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
62	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
63	ReNew Solar Services Private Limited^	ReNew Green Energy Solutions Private Limited	India	100%	100%
64	ReNew Agni Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
65	ReNew Saur Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
66	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
67	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
68	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
69	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
70	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
78	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
79	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
80	ReNew Wind Energy (Budh 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
81	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Vivasvat Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
83	Nokor Solar Energy Private limited	ReNew Solar Power Private Limited	India	100%	100%
84	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
85	Abha Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
86	Izra Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
87	Nokor Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
88	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
89	Auxo Solar Energy Private Limited	ReNew Wind Energy (TN) Private Limited	India	100%	100%
90	Renew Sun Waves Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
91	Auxo Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
92	Renew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
93	Renew Sun Bright Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
94	Renew Services Private Limited$	ReNew Power Private Limited	India	100%	100%
95	Renew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
96	Greenyana Sunstream Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	74%
97	Renew Solar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
98	Renew Vyoman Energy Private limited	ReNew Power Private Limited	India	100%	100%
99	Renew Vyoman Power Private Limited	ReNew Power Private Limited	India	100%	100%
100	Renew Surya Roshni Private limited	ReNew Solar Power Private Limited	India	100%	100%
101	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
102	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
103	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
104	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	100%
105	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
106	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
107	ReNew Sun Shakti Private Limited*	ReNew Green Energy Solutions Private Limited	India	100%	69%
108	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
109	ReNew Surya Ravi Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
110	ReNew Dinkar Jyoti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
111	ReNew Dinkar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
112	ReNew Bhanu Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
113	ReNew Ushma Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
114	ReNew Surya Spark Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	74%
115	ReNew Hans Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
116	ReNew Solar (Shakti One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
117	ReNew Solar (Shakti Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
118	ReNew Solar (Shakti Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
119	ReNew Solar (Shakti Four) Private Limited	ReNew Power Private Limited	India	100%	100%
120	ReNew Solar (Shakti Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
121	ReNew Solar (Shakti Six) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
122	ReNew Solar (Shakti Seven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
123	ReNew Solar (Shakti Eight) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
124	ReNew Green (MHH One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
125	ReNew Green (MHP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
126	ReNew Green (TNJ One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
127	ReNew Green (GJS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
128	ReNew Green (GJS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
129	ReNew Green (MHK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
130	ReNew Sandur Green Energy Private Limited (formerly known as 'ReNew Green (KAK One) Private Limited')	ReNew Green Energy Solutions Private Limited	India	100%	51%
131	ReNew Green (GJS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	74%
132	ReNew Green (GJ five) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
133	ReNew Green (GJ Six) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
134	ReNew Green (GJ seven) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
135	ReNew Green (MHK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
136	ReNew Green (MHP Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	74%
137	ReNew Green (TNJ Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
138	ReNew Green (MPR Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
139	ReNew Green (KAK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	74%
140	ReNew Green (KAK Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
141	ReNew Green (MHS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
142	ReNew Green (GJ Ten) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	69%
143	ReNew Green (GJ Eleven) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
144	ReNew Green (GJ Twelve) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
145	ReNew Green (GJ Thirteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
146	ReNew Green (KAK Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
147	ReNew Green (MPR Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
148	ReNew Green (MPR Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
149	ReNew Green (TN Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
150	ReNew Green (TN Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
151	ReNew Green (CGS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
152	ReNew Nizamabad Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
153	ReNew Warangal Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
154	ReNew Narwana Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
155	Sunworld Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
156	Neemuch Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
157	Purvanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
158	Rewanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
159	ReNew Medak Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
160	ReNew Ranga Reddy Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
161	ReNew Karimnagar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
162	ReNew Solar Photovoltaic Private Limited (formerly known as 'ACME Photovoltaic Solar Private Limited')	ReNew Solar Power Private Limited	India	49%	49%
163	Renew Green Shakti Private Limited (formerly known as 'ACME Green Shakti Private Limited')	ReNew Solar Power Private Limited	India	100%	100%
164	ReNew Vikram Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
165	ReNew Tapas Urja Private Limited	ReNew Power Private Limited	India	100%	100%
166	ReNew Green (GJ Nine) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
167	ReNew Green (CGS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
168	ReNew Green (MPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
169	ReNew Vidyut Tej Private Limited	ReNew Power Private Limited	India	100%	100%
170	ReNew Vidyut Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
171	ReNew Power Synergy Private Limited	ReNew Power Private Limited	India	100%	100%
172	Koppal- Narendra Transmission Limited	ReNew Transmission Ventures Private Limited	India	100%	51%
173	ReNew Solar (Shakti Nine) Private Limited	ReNew Solar Power Private Limited	India	—	100%
174	ReNew Solar (Shakti Ten) Private Limited	ReNew Solar Power Private Limited	India	—	100%
175	ReNew Solar (Shakti Eleven) Private Limited	ReNew Solar Power Private Limited	India	—	100%
176	ReNew Solar (Shakti Twelve) Private Limited	ReNew Solar Power Private Limited	India	—	100%
177	ReNew Solar (Shakti Thirteen) Private Limited	ReNew Solar Power Private Limited	India	—	100%
178	IB VOGT Solar Seven Private Limited*	ReNew Solar Power Private Limited	India	24%	49%
179	Corneight Parks Private Limited	ReNew Solar Power Private Limited	India	—	100%
180	Climate Connect Digital Limited	Regent Climate Connect Knowledge Solutions Private Limited	United Kingdom	—	100%
181	India ReNew Energy Limited	ReNew Energy Global Plc	Mauritius	—	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
182	ReNew Green (GJ Fourteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
183	ReNew Green (GJ Fifteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
184	ReNew Green (MHS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
185	ReNew Green (MHS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
186	ReNew Green (UP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
187	ReNew Green (HPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
188	ReNew Green (KAK Five) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
189	ReNew Green (MHP Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	—	100%
190	Gadag II-A Transmission Limited	ReNew Transmission Ventures Private Limited	India	—	100%
191	ReNew Power Services Private Limited^$	ReNew Power Private Limited	India	100%	100%
192	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
193	Ostro ReNewables Private Limited	Ostro Energy Private Limited	India	100%	100%
194	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
195	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
196	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
197	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
198	ReNew Tej Shakti Private Limited	ReNew Power Private Limited	India	100%	100%
199	ReNew Urja Shachar Private Limited	ReNew Power Private Limited	India	100%	100%
200	ReNew Green (GJ Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
201	ReNew Green (GJ Eight) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
202	Gadag Transmission Limited	ReNew Transmission Ventures Private Limited	India	100%	100%
203	Renew Green (MHP Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
204	Aalok Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
205	Abha Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
206	Shreyas Solarfarms Limited*	Ostro Energy Private Limited	India	75%	75%
207	Heramba Renewables Limited*	Ostro Energy Private Limited	India	75%	75%
208	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Power Private Limited	India	100%	100%
209	Prathamesh Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
210	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
211	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
212	ReNew Vayu Urja Private Limited	ReNew Power Private Limited	India	100%	100%
213	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
214	Pugalur Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
215	ReNew Wind Energy (Rajasthan 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
216	ReNew Wind Energy (Sipla) Private Limited	ReNew Power Private Limited	India	100%	100%
217	Molagavalli Renewable Private Limited	ReNew Power Private Limited	India	100%	100%
218	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Power Private Limited	India	100%	100%
219	ReNew Surya Jyoti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
220	ReNew Surya Pratap Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
221	ReNew Vayu Energy Private Limited	ReNew Power Private Limited	India	100%	100%
222	Ostro Rann Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
223	Ostro Bhesada Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
224	Ostro Dhar Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
225	Ostro Alpha Wind Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	73%
226	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
227	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
228	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
229	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
230	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
231	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
232	Renew Akshay Urja Limited	Renew Solar Power Private Limited	India	100%	100%
233	ReNew Surya Ojas Private Limited	Renew Solar Power Private Limited	India	100%	100%
234	ReNew Solar Energy (Jharkhand Four) Private limited	Renew Solar Power Private Limited	India	100%	100%
235	Rajat ReNewables Limited	Renew Solar Power Private Limited	India	100%	100%
236	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Power Private Limited	India	100%	100%
237	Renew Surya Kiran Private Limited*	ReNew Green Energy Solutions Private Limited	India	69%	69%
238	ReNew Mega Solar Power Private Limited	Renew Solar Power Private Limited	India	51%	100%
239	ReNew Solar Energy Private Limited^+	ReNew Power Private Limited	India	100%	—
240	ReNew Distributed Solar Energy Private^+	ReNew Solar Energy Private Limited	India	100%	—
241	ReNew Distributed Solar Services Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
242	ReNew Distributed Solar Power Private Limited^+	ReNew Solar Energy Private Limited	India	100%	—
243	ReNew Surya Mitra Private Limited*^+	ReNew Solar Energy Private Limited	India	68%	—
244	ReNew Surya Prakash Private Limited^+	ReNew Solar Energy Private Limited	India	100%	—
245	ReNew Saur Vidyut Private Limited^+	ReNew Solar Energy Private Limited	India	100%	—
246	ReNew Solar Daylight Energy Private Limited+	ReNew Solar Energy Private Limited	India	100%	—

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
247	ReNew Solar Sun Flame Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
248	ReNew Energy Services Private Limited (formerly known as Sunsource Energy Services Private Limited)+	ReNew Solar Energy Private Limited	India	100%	—
249	Zorya Distributed Power Services Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
250	ReNew Cleantech Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
251	ReNew Sun Ability Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
252	ReNew Mega Light Private Limited+	ReNew Solar Energy Private Limited	India	100%	—
253	ReNew Sun Flash Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
254	ReNew Mega Urja Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
255	ReNew Mega Spark Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
256	ReNew Mega Green Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
257	ReNew Green Energy Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
258	ReNew Green Power Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
259	Shekhawati Solar Park Private Limited#	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—
260	Renew Green Solutions Private Limited+	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	—

^ These companies are also engaged in providing EPC services apart from generation of power through non-conventional and renewable energy sources.

$ These companies are engaged in providing services for operation and management.

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

# Shekhawati Solar Park Private Limited was disposed on March 29, 2022.

^^ RPPL is deemed to be the accounting acquirer in the transaction (refer Note 2.3). The remaining 7% shareholding are held by non controlling interest which are material to the Group.

All Group companies listed above are engaged in generation of power through non-conventional and renewable energy sources except for following entities:

i)
ReNew Wind Energy (Jamb) Private Limited which is purely engaged in providing EPC services.
ii)
ReNew Services Private Limited which is purely engaged in providing operation and maintenance services.
iii)
Koppal- Narendra Transmission Limited, Gadag II-A Transmission Limited and Gadag Transmission Limited are engaged in construction / maintenance of transmission lines.
(b)
Interests in joint operations and joint ventures*

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2022	2023
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	50%
2	3E NV	ReNew Power International Limited	Belgium	—	40%
3	Fluence India ReNew JV Private Limited	ReNew Power Private Limited	India	—	50%

* Also refer note 55.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(c)
Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests (excluding those having put option to be settled in cash) that are material to the Group primarily relates to RPPL wherein Canada Pension Plan Investment Board holds an economic interest by virtue of its shareholding of 3.11% amounting to INR 3,752 as at March 31, 2023 (March 31, 2022: 3.11% amounting to INR 3,870) (refer (i) below).

There are certain other subsidiaries in the Group (refer Note (a) above) with non-controlling interests but these are not considered material to the Group and hence no disclosures have been made related to these subsidiaries.

The table below shows summarised consolidated financial information of RPPL, before intercompany eliminations:

(i)
Consolidated statement of financial position

	As at March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)

Non-current assets	506,129	635,813	7,736
Current assets	124,603	107,861	1,312
Non-current liabilities	404,808	509,989	6,205
Current liabilities	97,596	106,135	1,291
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	4,064	7,788	95
Equity attributable to equity holders of the parent	124,264	119,762	1,457

Attributable to:
Equity holders of the parent	120,394	116,010	1,411
Non-controlling interests (excluding liability for put options with non-controlling interests)	3,870	3,752	46

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31,
	2022	2023	2023
	(INR)	(INR)	(USD)
Revenue	59,349	78,223	952
Other income	9,568	10,290	125
Expenses	71,800	91,856	1,118
Loss for the year	(2,883)	(3,343)	(41)
Other comprehensive income for the year, net of tax	3,569	854	10
Total comprehensive income / (loss) for the year, net of tax	686	(2,489)	(30)

Loss for the year attributable to:
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	449	6	0
Equity holders of the parent	(3,332)	(3,349)	(41)
	(2,883)	(3,343)	(41)
Attributable to:
Equity holders of the parent	(2,832)	(3,130)	(38)
Non-controlling interests (including liability for put options with non-controlling interests)	(500)	(218)	(3)

Total comprehensive income / (loss) attributable to:
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	465	108	1
Equity holders of the parent	221	(2,597)	(32)
	686	(2,489)	(30)
Attributable to:
Equity holders of the parent	351	(5,880)	(72)
Non-controlling interests (including liability for put options with non-controlling interests)	(130)	3,282	40

(iii)
Consolidated statement of cash flows

	For the year ended March 31,
	2022	2023	2023
Net cash generated from operating activities	45,775	68,060	828
Net cash used in investing activities	(116,258)	(86,097)	(1,048)
Net cash generated from financing activities	77,024	27,187	331
Net increase in cash and cash equivalents	6,541	9,150	111

46.
Related party disclosure

Names of related parties and related party relationship

The names of related parties with whom transactions have taken place during the year and description of relationship as identified by the management are described below. There is no entity that has control over the Company.

i)
Entities with significant influence on RPPL

GS Wyvern Holdings Limited (till August 22, 2021)

ii)
Entities owned or significantly influenced by key management personnel or their relatives

Wisemore Advisory Private Limited

ReNew Foundation

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

iii)
Entities under joint control (refer Note 55)

3E NV and 3E Renewable Energy Software and Services Private Limited (with effect from December 14, 2022)

Aalok Solarfarms Limited (till December 31, 2020)*

Heramba Renewables Limited (till December 31, 2020)*

Shreyas Solarfarms Limited (till December 31, 2020)*

Abha Solarfarms Limited (till December 31, 2020)*

*These companies ceased to exist as entities under joint control with effect from January 1, 2021 as control was established from this date. These four entities have been consolidated in the Group's financial statements with effect from January 1, 2021.

iv)
Terms and conditions of transactions with related parties

The transactions with related parties are made at arm’s length prices. Outstanding balances at the year-end are unsecured and interest free (other than interest carrying loan balances) and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31, 2023, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken on a forward-looking basis at each reporting period end through examining the historical information and financial position of the related party that is adjusted to reflect current conditions of market in which the related party operates.

v)
Remuneration to Key Management Personnel and their relatives

	For the year ended March 31,
Remuneration to Key Management Personnel	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Short-term benefits	137	245	280	3
Share based payments	150	2,291	2,085	25
Post-employment benefits	11	5	6	0
	298	2,541	2,372	29
Payment to non-executive directors (includes Directors sitting fee and commission)	18	76	67	1

During the year ended March 31, 2023, the Company has granted 4,087,354 options (March 31, 2022: 36,085,265 options) to key management personnel under 2021 Incentive Award plan (refer Note 43).

Key Management Personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

	For the year ended March 31,
Other related party	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Remuneration to relatives of KMP#	20	41	58	1

# relative of the Director and Chief Executive Officer of the Company

vi)
Details of transactions with entities having significant influence on RPPL

	GS Wyvern Holdings Limited
Transactions during the year ended March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Interest expense on compulsorily convertible preference shares outstanding	1,165	—	—	—
Compulsorily convertible preference shares converted to equity	—	9,222	—	—

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	GS Wyvern Holdings Limited
Balances as at year end March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Compulsorily convertible preference shares outstanding	8,899	—	—	—

vii)
Details of transactions and balances with entities under joint control

Transactions during the year end March 31,	Heramba Renewables Limited			Aalok Solarfarms Limited
	2021	2022	2023	2021	2022	2023
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Unsecured loan received	221	—	—	114	—	—
Unsecured loan repaid	4	—	—	—	—	—
Interest expense on unsecured loan received	6	—	—	—	—	—
Expenses incurred on behalf of the related party	23	—	—	11	—	—
Expenses incurred on behalf by the related party	—	—	—	0	—	—
Income from management shared services	5	—	—	2	—	—
Income from operation and maintenance services	8	—	—	4	—	—
Interest income on compulsorily convertible debentures	17	—	—	8	—	—
Interest expense on unsecured loan received	—	—	—	3	—	—

Transactions during the year end March 31,	Shreyas Solarfarms Limited			Abha Solarfarms Limited
	2021	2022	2023	2021	2022	2023
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Unsecured loan received back	5	—	—	—	—	—
Unsecured loan received	222	—	—	105	—	—
Unsecured loan repaid	11	—	—	—	—	—
Expenses incurred on behalf of the related party	23	—	—	12	—	—
Expenses incurred on behalf by the related party	0	—	—	—	—	—
Interest income on unsecured loan given	0	—	—	—	—	—
Income from operation and maintenance services	8	—	—	4	—	—
Interest expense on unsecured loan received	6	—	—	4	—	—
Interest income on compulsorily convertible debentures	17	—	—	8	—	—
Income from management shared services	4		—	2	—	—

	3E NV
Transactions during the year end March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Unsecured loan given	—	—	55	1
	3E Renewable Energy Software and Services Private Limited
Transactions during the year end March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
O&M services received	—	—	11	0

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	3E NV
Balance as at March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Unsecured loan receivable	—	—	55	1

	3E Renewable Energy Software and Services Private Limited
Balance as at March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Trade payable	—	—	5	0

viii)
Transactions with other related parties

	ReNew Foundation
Transactions during the year ended March 31,	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Contribution for activities related to corporate social responsibility	0	0	22	0

Transactions during the year ended March 31,	KMP
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Put options exercised during the year (refer Note 21)	—	—	980	12

Balances as at March 31,	KMP
	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Salary advance	11	—	—	—

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

According to Group’s policy, amortisation is calculated on straight-line basis until maturity of the contract. During the year ended March 31, 2023, an amortisation of INR Nil (March 31, 2022: 78; March 31, 2021: INR 43) has been recognised under head "other income" in the statement of profit or loss. The carrying amounts of the related financial guarantee contracts recognised in the consolidated financial statements is INR Nil (March 31, 2022: Nil; March 31, 2021: INR 78). The amount of loss allowance as at March 31, 2021 was lower than the fair value of financial guarantee initially recognised less cumulative amortisation, therefore no loss allowance was recognised in profit or loss for the financial guarantee contract.

b)
Put option with non controlling interest

During the year ended March 31, 2022, the Company had granted an option to the CEO, to purchase his entire shareholding in RPPL, which was held directly or indirectly by him. As per the terms of option, the Company is required to purchase for cash the said shares in RPPL at a 30 days weighted price of the Company with conversion ratio of 1:0.8289 subject to a maximum of USD 12 per annum. The outstanding liability on this account as at March 31, 2023 is INR 5,409 (March 31, 2022: INR 9,546). During the year ended March 31, 2023, 2,037,252 options (March 31, 2022: Nil) were exercised at weighted price of the Company shares over 30 trading days of $5.89/ share amounting to USD 12 (INR 980).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

47.
Segment information

The CEO of the Company takes decisions in respect of allocation of resources and assesses the performance basis the reports / information provided by functional heads and is thus considered to be the Chief Operating Decision Maker (CODM).

The Group discloses segment information in a manner consistent with internal reporting to the CEO. The Group has identified segments based on type of business operations. The reportable segments of Group under IFRS 8 are (a) Wind, Solar and Hydro Power which predominantly relate to generation and sale of electricity and construction activities and (b) transmission line projects. During the year ended March 31, 2022 and 2023, the Group had started operations for Hydro Power and Transmission line projects, respectively and these operations have been disclosed as separate segments. The non-reportable segments relate to the other services being rendered by the Group.

The Group entities does not operate in more than one geographical segment. The Group discloses segment information Earnings before interest, tax, depreciation and amortisation (Segment EBITDA), where Segment EBITDA is measured on the basis of profit / (loss) from continuing operations, which is used by the CODM. The Group measures Segment EBITDA, a non-IFRS measure, as the revenue generated from the respective segment plus other income pertaining to the respective segment and is reduced by raw materials and consumables used, employee benefit and other expenses, excluding depreciation and amortisation charges and finance costs, directly related to the individual segments.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

No operating segment has been aggregated to form the above reportable operating segments. Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the year ended March 31, 2021			For the year ended March 31, 2022				For the year ended March 31, 2023
Particulars	Wind power	Solar power	Total	Wind power	Solar power	Hydro Power(3)	Total	Wind power	Solar power	Hydro Power(3)	Transmission line	Total	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(USD)

Revenue(1)	29,411	18,737	48,148	33,861	24,060	1,408	59,329	36,009	32,105	2,463	7,557	78,134	951
Revenue	29,411	18,737	48,148	33,861	24,060	1,408	59,329	36,009	32,105	2,463	7,557	78,134	951

Other income	4,198	1,030	5,228	5,730	3,128	4	8,862	6,710	2,214	12	157	9,093	111
Total income (a)	33,609	19,767	53,376	39,591	27,188	1,412	68,191	42,719	34,319	2,475	7,714	87,227	1,061

Less: Raw materials and consumables used, employee benefit and other expenses(2)	4,843	2,726	7,569	5,924	3,562	167	9,653	7,961	4,830	243	7,264	20,298	244
Total expenses (b)	4,843	2,726	7,569	5,924	3,562	167	9,653	7,961	4,830	243	7,264	20,298	247

Segment EBITDA (a) - (b)	28,766	17,041	45,807	33,667	23,626	1,245	58,538	34,758	29,489	2,232	450	66,929	814

Add: Revenue from non-reportable segments(1)			39				20					89	1
Less: Employee benefit and other expenses for non-reportable segments			(58)				(134)					(551)	(7)
Add: Other un-allocable income			1,076				984					637	8
Less: Un-allocable employee benefit and other expenses			(1,640)				(4,963)					(5,433)	(66)
Less: Depreciation and amortisation expense			(12,026)				(13,764)					(15,901)	(193)
Add / (less): Change in fair value of warrants			—				(690)					1,356	17
Less: Listing and related expenses			—				(10,512)					—	—
Less: Finance costs and fair value change in derivative instruments(2)			(38,281)				(41,712)					(49,689)	(605)
Loss before tax			(5,083)				(12,233)					(2,563)	(31)

Share in loss / (profit) of jointly controlled entities			45				—					(93)	(1)
Income tax expense			2,904				3,895					2,559	31
Loss for the year			(8,032)				(16,128)					(5,029)	(61)

The revenue from one major customer for the year ended March 31, 2023 amounts to INR 11,747 (March 31, 2022: five customers amounting INR 35,290; March 31, 2021: four customers amounting to INR 23,175) each of which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 5,138 (March 31, 2022: INR 22,510; March 31, 2021: INR 14,676) and solar segment amounts to INR 6,609 (March 31, 2022: INR 12,780 March 31, 2021: INR 8,499).

Notes:

(1) Revenue as per the consolidated statement of profit or loss is the sum of revenue from reportable and non-reportable segments.

(2) Loss of INR 1,277 arising due to customers availing LPS scheme and there by extended credit period has been recognised as a segment cost as is it relates to specific assets of the segment (refer Note 38(i)).

(3) The segment information for the year ended March 31, 2022 has been revised to disclose "Hydro Power" segment separately in line with the Company's current internal reporting structure.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

48.
Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the Group:

	As at March 31, 2022		As at March 31, 2023		As at March 31, 2023
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets

Measured at amortised cost
Security deposits	231	231	355	355	4	4
Bank deposits with remaining maturity for more than twelve months	1,318	1,318	1,003	1,003	12	12
Trade receivables	45,825	45,825	30,687	30,687	373	373
Cash and cash equivalents	28,379	28,379	38,182	38,182	465	465
Bank balances other than cash and cash equivalents	50,741	50,741	37,837	37,837	460	460
Advances recoverable	153	153	700	700	9	9
Interest accrued on fixed deposits	444	444	555	555	7	7
Interest accrued on loan to third party	40	40		—	—	—
Government grant receivable	783	783	353	353	4	4
Deferred consideration receivable	2,547	2,547	2,409	2,409	29	29
Loans to related parties	—	—	55	55	1	1
Loans and advances to third party	556	556	—	—	—	—
Other current financial assets	148	148	975	975	12	12

Measured at fair value
Investments	—	—	926	926	11	11

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	3,593	3,593	6,336	6,336	77	77

Financial liabilities

Measured at amortised cost
Non-convertible debentures	84,262	82,622	71,629	64,303	871	782
Term loan from bank	63,819	58,928	112,353	106,283	207	1,293
Term loan from financial institutions	109,769	112,382	184,549	172,220	2,245	2,095
Compulsorily convertible debentures	1,213	1,213	16,999	16,999	207	207
Senior secured notes	170,712	164,617	102,353	87,707	1,245	1,067
Interest accrued but not due on borrowings	1,821	1,821	2,017	2,017	25	25
Interest accrued but not due on debentures	2,037	2,037	1,195	1,195	15	15
Capital creditors	11,036	11,036	33,480	33,480	407	407
Purchase consideration payable	88	88	1,681	1,681	20	20
Cash settled shared based payment liability	36	36	—	—	—	—
Other payables	7	7	—	—	—	—
Provision for operation and maintenance equalisation	2,652	2,652	2,033	2,033	25	25
Interest-bearing loans and borrowings - short term	14,485	14,485	42,522	42,522	517	517
Trade payables	5,609	5,609	6,118	6,118	74	74

Financial liabilities at fair value
Liability for put options with non-controlling interests	9,546	9,546	5,409	5,409	66	66

Financial liabilities at FVTPL
Derivative instruments - share warrants	2,486	2,486	1,309	1,309	16	16

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	1,723	1,723	866	866	11	11

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)
Fair values of the Group’s term loans from banks, term loans from financial institutions, non-convertible debentures, acceptances and senior secured notes including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2023 and 2022 was assessed to be insignificant.
ii)
Fair values of the liability component of compulsory convertible preference shares and compulsory convertible debentures determined by using DCF method using discount rate that reflects the borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2023 and 2022 was assessed to be insignificant.
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
49.
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

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the year ended March 31, 2023 and 2022. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:

		As at March 31, 2022		As at March 31, 2023		As at March 31, 2023
Financial assets	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
		(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	3,593	3,593	6,336	6,336	77	77

Financial assets at FVTPL
Investments	Level 2	-	-	926	926	11	11

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	9,546	9,546	5,409	5,409	66	66

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	1,723	1,723	866	866	11	11

Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	1,543	1,543	915	915	11	11
- private share warrants	Level 2	943	943	394	394	5	5

Set out below are the fair value hierarchy, valuation techniques and inputs used as at March 31, 2023 and March 31, 2022:

Particulars	Level	Valuation technique	Inputs used
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

Financial assets at fair value
Investments	Level 2	Market value techniques	Market value of investments

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	Market value techniques	Volume Weight Average Price of the Company shares over 30 trading days

Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	Market value techniques	Market value of warrants
- private share warrants	Level 2	Black Scholes method	Interest rates to discount future cash flows, share price and public share warrant price

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

50.
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

The sensitivity analysis in the following sections relate to the position as at March 31, 2023 and 2022. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at March 31, 2023.

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

	For the year ended March 31,
	2021		2022		2023
	Increase / decrease in basis points	Effect on profit before tax	Increase / decrease in basis points	Effect on profit before tax	Increase / decrease in basis points	Effect on profit before tax
INR	+ / (-) 50	(-) / + 646	+ / (-) 50	(-) / + 361	+ / (-) 50	(-) / + 727

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk arising from imports of goods in US dollars. The Group hedges its exposure to fluctuations on the translation into INR of its buyer's / supplier's credit by using foreign currency swaps and forward contracts. The Group has followed a conservative approach for hedging the foreign currency risk so as to not use complex forex derivatives and foreign currency loan. The Group also monitors that the hedges do not exceed the underlying foreign currency exposure. The Group does not undertake any speculative transaction.

Credit risk

Credit risk is the risk that the power procurer will not meet their obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and other financial instruments. The credit risk exposure is insignificant given the fact that substantially whole of the revenues are from state utilities / government entities. The Group only deals with parties which has good credit rating / worthiness given by external rating agencies or based on the Group's internal assessment.

Further the group sought to reduce counterparty credit risk under long-term contracts in part by entering into power sales contracts with utilities or other customers of strong credit quality and we monitor their credit quality on an ongoing basis.

The maximum credit exposure to credit risk for the components of the statement of financial position at March 31, 2023 and 2022 is the carrying amount of all the financial assets except for financial guarantees. The Group’s maximum exposure relating to financial guarantees is disclosed in Note 46 and the liquidity table below.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at March 31, 2023
	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	11,912	6,740	7,189	6,201	32,042
Expected credit loss	233	—	574	548	1,355

As at March 31, 2022
	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	17,831	14,060	3,277	11,623	46,791
Expected credit loss	233	304	103	326	966

* included trade receivables which are not yet due.

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

(iv)
Equity price risk

Share warrants

The Company has issued warrants to these warrants’ holders (refer Note 44), which entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and are recorded at fair value through profit or loss account basis market value of warrants. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of share warrants.

The Group has determined that an increase / (decrease) of 5% in the market value of warrants would have an impact of INR 64 (March 31, 2022: INR 122) increase / (decrease) on the profit or loss for the year ended March 31, 2023 of the Group .

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

The Group has determined that an increase / (decrease) of 5% in the volume weight average price of the Company shares would have an impact of INR 270 increase / (decrease) on the total equity of the Group for the year ended March 31, 2023 (March 31, 2022: INR 477).

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

The Group relies mainly on long-term debt obligations to fund their construction activities. To the extent available at acceptable terms, the Group utilised non-recourse debt to fund a significant portion of the capital expenditures and investments required to construct and acquire our wind and solar power plants and related assets. The Group's non-recourse financing is designed to limit default risk and is a combination of fixed and variable interest rate instruments. In addition, the debt is typically denominated in the currency that matches the currency of the revenue expected to be generated from the benefiting project, thereby reducing currency risk. The majority of non-recourse debt is funded by banks and financial institutions, with debt capacity supplemented by unsecured loan from related party.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The table below summarises the maturity profile of financial liabilities of the Group based on contractual undiscounted payments:

As at March 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	83,396	7,012	90,408
Compulsorily convertible debentures*	—	—	—	11,416	40,263	51,679
Term loan from banks*	—	—	—	97,633	47,709	145,342
Loans from financial institutions*	—	—	—	122,648	146,258	268,906
Senior secured notes*	—	—	—	77,371	48,989	126,360
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	15,792	8,634	—	—	24,426
Term loan from banks and financial institutions (secured)	—	2,500	2,056	—	—	4,556
Working capital term loan (secured)	—	8,490	5,051	—	—	13,541
Other financial liabilities
Lease liabilities	—	166	522	2,195	14,554	17,437
Current maturities of long term interest-bearing loans and borrowings*	—	10,036	44,655	—	—	54,691
Interest accrued but not due on borrowings	—	1,194	823	—	—	2,017
Interest accrued but not due on debentures	—	981	214	—	—	1,195
Capital creditors	—	33,480	—	—	—	33,480
Purchase consideration payable	—	1,681	—	—	—	1,681
Trade payables
Trade payables	—	6,118	—	—	—	6,118

As at March 31, 2022	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	90,763	5,402	96,165
Compulsorily convertible debentures*	—	—	—	346	616	962
Term loan from banks*	—	—	—	47,780	38,733	86,513
Loans from financial institutions*	—	—	—	60,623	109,100	169,723
Senior secured notes*	—	—	—	81,356	84,636	165,993
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	3,686	919	—	—	4,605
Buyer's / supplier's credit (secured)	—	—	5,400	—	—	5,400
Working capital term loan (secured)	—	2,750	1,730	—	—	4,480
Other financial liabilities
Lease liabilities	—	148	338	1,334	9,370	11,190
Current maturities of long term interest-bearing loans and borrowings*	653	8,930	76,132	—	—	85,715
Interest accrued but not due on borrowings	—	384	1,437	—	—	1,821
Interest accrued but not due on debentures	—	1,233	804	—	—	2,037
Capital creditors	—	11,036	—	—	—	11,036
Purchase consideration payable	—	88	—	—	—	88
Trade payables
Trade payables	—	5,613	—	—	—	5,613

* Including future interest payments.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

51.
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

The policy of the Group is to keep the gearing ratio of the power project to 3:1 during the construction phase and aim to enhance it to 4:1 post the construction phase. This is in line with the industry standard ratio. The current gearing ratios of the various projects in the Group is between 3:1 to 4:1. In order to achieve this overall objective, the capital management of the Group, amongst other things, aims to ensure that they meet financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements.

For all long-term loan arrangements from banks, the Group has complied with the debt covenants as at March 31, 2023. For the year ended March 31, 2022, the Group could not meet covenants for a long-term loan arrangement amounting to INR 653 wherein the liability became payable on demand. The Group has classified these liabilities as current as on March 31, 2022.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2023, 2022 and 2021.

52.
Commitments, liabilities and contingencies (to the extent not provided for)
(i)
Contingent liabilities

	As at March 31,
Description	2022	2023	2023
	(INR)	(INR)	(USD)
Contingent liabilities on account of liquidated damages for delay in project commissioning for which no material liability is expected. Further, the management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects.	1,245	1,544	19
Contingent liabilities on account of transmission penalties for inability to execute or delays in execution of projects	1,197	1,259	15
VAT, GST, service tax, entry tax matters#	52	52	1
Income tax disallowances / demands under litigation	82	166	2
Others^	—	429	5

# The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

^includes disputes related to land, water tax on Electricity Generation Act, 2012 and Forecasting, Scheduling, Deviation Settlement Mechanism and related matters of wind and solar generating stations Regulations, 2018 (DSM Regulations, 2018) etc.

(ii)
Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

As at March 31, 2023, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 119,739 (March 31, 2022: INR 16,740).

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 18,607 as at March 31, 2023 (March 31, 2022: INR 14,875).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

53.
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

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018. As at March 31, 2023 and March 31, 2022, the cumulative amount recoverable from the APDISCOM pertaining to period from February 2017 till July 2018, included in trade receivables amounts to INR 1,004 (March 31, 2022: INR 1,004 million). The AP entities have filed an interim application in AP High Court seeking payment of amount wrongfully deducted by the APDISCOM.

The management basis legal opinion obtained by it and the practice followed consistently in other states, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme. Therefore the outstanding amount is recoverable and continues to be recognised in the consolidated financial statements.

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
ii.
Further, APDISCOM were instructed to honour pending and future bills and pay the same at the interim rate of INR 2.43 per unit till determination of Original Petition (O.P.) No. 17 of 2018 pending before APERC
iii.
APERC to dispose-off the case within a time frame of six months.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The AP Entities filed a Writ Appeal before the division bench of the AP High Court challenging the jurisdiction of APERC in entertaining (O.P.) No. 17 of 2018. Parallelly, the AP Entities filed another Writ Appeal before the division bench of the AP High Court challenging AP High Court’s direction to the APDISCOM to pay tariff at interim rate till determination of OP No. 17 of 2018 by APERC. Thereafter, certain power generating companies other than ReNew Group filed petitions under Article 139 of the Constitution of India before the Supreme Court seeking transfer of the proceedings pending before the Division Bench of the High Court, and for adjudication of the same by the Supreme Court.

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

APDISCOM was directed in order dated October 1, 2021 by the AP High Court to pay 50% amount of the outstanding invoices raised till June 30, 2021. APDISCOM did not comply with this order. Thereafter, the next appeal was heard on November 8, 2021 where APDISCOM was given three more weeks to make the said payment. In subsequent hearing held on December 8, 2021, the AP High Court noted that payments have been made upto May 2021 and APDISCOM had sought some more time for payment of the remaining amounts at the interim rate. The AP High Court had directed APDISCOM to make the payments for June 2021 by December 29, 2021 and was asked to file an affidavit with payment schedule for payments for the third and fourth quarter of 2021. The payments so directed by the AP High Court were received in December 2021. Thereafter, by its common final order dated March 15, 2022, the AP High Court allowed the appeals by AP entities and set aside the Order dated September 24, 2019, holding that APERC does not have the jurisdiction to entertain Original Petition (O.P.) No. 17 of 2018 and directing APDISCOM to pay all outstanding amounts to AP Entities within a period of 6 weeks. Thereafter, APDISCOM has filed an application before the AP High Court seeking extension of the period of 6 weeks’ time granted by the High Court for payment of all outstanding amounts. Certain power generation companies have also filed applications before the High Court seeking implementation of the final order dated March 15, 2022.

Subsequently, APDISCOM have undertaken to pay the outstanding receivable amounting to INR 15,354 in 12 monthly instalments as per the mechanism provided for under the Electricity (Late Payment Surcharge and related matters) Rules, 2022 issued by the Ministry of Power, Government of India (refer Note 38). Pursuant thereto, APDISCOM have paid 8 out of the 12 instalments, as on March 31, 2023 of all undisputed amounts..

APDISCOM have also filed petitions before the Supreme Court seeking special leave to appeal against the AP High Court's order dated March 15, 2022. The Supreme Court by its Order dated December 14, 2022, has issued notice to the respondents in one of the petitions viz. jurisdiction of the APERC to entertain OP 17 of 2019. Further, the Supreme Court by its common Order dated January 2, 2023, has dismissed two petitions filed against the direction to release all payments. Thereafter, as stated herein above, final hearing had commenced in the matter in the months of May, 2023. The next date of hearing in the matter is awaited.

AP entities have total outstanding receivables of INR 11,903 as at March 31, 2023 (March 31, 2022: INR 17,411) from sale of electricity against such PPAs [including an amount of INR 1,004 for GBI receivable as explained in part (a) to the note], which was the subject matter of dispute. Subsequent to March 31, 2023, AP entities have received a sum of INR 4,202 from APDISCOM.

In view of the favourable order by the AP High Court and basis legal opinions obtained by the Company, management believes that it has strong merits in the case and no additional adjustment is required in the consolidated financial statements.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

SPVs had deposited a sum of INR 114 (March 31, 2022: INR 114) under protest against the demand raised by distribution companies amounting INR 298 (March 31, 2022: INR 298) in relation to the demand notices up to financial year ended March 31, 2018. Thereafter, the SPVs had filed petitions before the Karnataka Electricity Regulatory Commission (KERC) contesting these demands. On July 20, 2022, KERC has reserved the petitions for final orders which are awaited.

KERC had granted interim relief and stayed the demand notice and disconnection by the distribution companies till final adjudication of the petitions. The amount paid under protest has been accounted for as recoverable and disclosed under head “Other current assets” in these financial statements.

Apart from above, a sum of INR 216 has been demanded by distribution companies from some of the captive users of the SPVs towards energy supplied till March 31, 2023, alleging that the captive user had not consumed energy in proportion to its respective shareholding in the SPVs. The SPVs have filed a writ petitions in July 2019 and August 2020 before the High Court of Karnataka challenging such demands and seeking their quashing. The High Court, vide Orders dated July 18, 2019, December 18, 2019, September 18, 2020 and October 6, 2020, has directed that no precipitative action shall be taken on these demand notices till final adjudication of the petitions. By its final order dated March 7, 2023, KERC has allowed the petition in favour of ReNew Wind Energy (Karnataka) Private Limited and quashed the demand letters. However, the final order in the petition for ReNew Wind Energy (AP) Private Limited is awaited. The petitions before the High court are pending.

Based on legal advice obtained, believes that there are merits in its position and that the demand raised by distribution companies would be rescinded by relevant legal authorities and hence no adjustment has been made in the consolidated financial statements in this regard.

(c)
Order of the Supreme Court of India to underground high-tension power lines

In 2019, a petition in public interest (the “Writ Petition”) was filed before the Supreme Court of India to seek directions to save two protected species of birds in the state of Rajasthan and Gujarat (the ‘Birds’) stating that these Birds collide with overhead transmission lines and suffer injuries or die. During the current period, on April 19, 2021, the Supreme Court has ordered (the “Order”) for all existing and future power lines to be undergrounded, subject to feasibility in case of high-tension power lines. As at March 31, 2023, operational capacity in the Rajasthan and Gujarat projects likely to be affected by the Supreme Court order was 1,813.8 MW and the capacity of the under-development projects in Rajasthan and Gujarat, which are likely to be impacted by the Supreme Court order was 2,585 MW.

The Group along with other companies in the industry affected by the Order have filed applications seeking certain modification of the directions passed by the Supreme Court of India, including (i) exemption from undergrounding for existing power projects and (ii) declaration of the cost of undergrounding as a pass-through under the various power purchase agreements. Applications have also been filed by the Ministry of New and Renewable Energy and the Government of Rajasthan, seeking similar modifications. Through Order dated April 21, 2022, the Supreme Court of India directed (i) completion of installation of bird diverters on all overhead transmission lines in the Priority Area identified by the Supreme Court by July 20, 2022 and (ii) all affected projects to approach the Technical Expert Committee appointed by it to seek any exemption from undergrounding and to approach the Supreme Court thereafter in case of any grievance from the decision of the committee.

Thereafter the matter was heard on November 30, 2022, on which date the Supreme Court directed (i) The Chief Secretaries of the States of Rajasthan and Gujarat shall ensure that within the priority areas, a comprehensive exercise is completed no later than within a period of six weeks to assess (a) the total length of transmission lines; and (b) the estimated number of bird divertors required for the purpose, and filed affidavits indicating the outcome of the exercise and the number of bird diverters required to be installed, (ii) the Expert Committee appointed by the Supreme Court to file an updated report before the next date of hearing on the status of applications which have been submitted to it and those that have been cleared in the meantime, and (iii) to file an updated status report within 6 weeks on the steps which have been taken to complete the tendering process and install bird diverters. The Group has completed installation of bird diverters on its dedicated transmission lines in the priority area as per the directions contained in the Orders dated April 21, 2022 and November 30, 2022.

The Company has also received exemptions from undergrounding some of its transmission lines from the Technical Committee appointed by the Supreme Court, and is in the process for applying for exemptions for other affected lines. Management expects that the Supreme Court is likely to hear and conclude the captioned matter expeditiously in July 2023.The next date in the matter is awaited.

In the interim, in parallel the Company is approaching the Expert Committee for exemption from undergrounding in a phased manner, after conducting route surveys and other studies to support the case for exemption.

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

54.
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

The effective portion of changes in the fair value of derivative financial instruments (or its components) that are designated and qualify as cash flow hedges, are recognised in the other comprehensive income and held in hedge reserve - a component of equity. Any gains / (losses) relating to the ineffective portion, are recognised immediately in the statement of profit or loss within finance income / finance costs. The amounts accumulated in equity for highly probable forecast transaction are added to carrying value of non financial asset or non financial liability as basis adjustment, other amounts accumulated in equity are re-classified to the statement of profit or loss in the years when the hedged item affects profit or loss.

At any point of time, when a forecast transaction is no longer expected to occur, the cumulative gains / (losses) that were reported in equity is immediately transferred to the statement of profit or loss.

Cash flow hedges

Hedge has been taken against exposure to foreign currency risk and variable interest outflow on External commercial borrowings, Foreign Letter of Credits and highly probable forecast transactions. Terms of the derivative contracts and their respective impact on OCI and statement of profit or loss is as below:-

Loan

Pay fixed INR and receive USD and pay fixed interest at 4.07% to 9.79% p.a. and receive a variable interest at 3 months LIBOR plus 2.00% p.a. to 6 months LIBOR plus 2.88% p.a. and 3 months SOFR plus 2.25% p.a. and fixed interest at 3.24% to 3.73% p.a. on the notional amount.

Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 4.89% to 6.18% p.a. and receive a fixed interest in USD at 4.50% to 5.88% on the notional amount.

The cash flow hedges through Cross Currency Swap (CCS) of USD 685 (March 31, 2022: USD 578), CCS of EURO 39 (March 31, 2022: EURO 41), Coupon Only Swap (COS) of USD 1,255 (March 31, 2022: USD 1,735), Principal Only Swap (POS) of USD 102 (March 31, 2022: USD 159) and Call Spread of USD 400 (March 31, 2022: USD 699), foreign currency call options of USD 855 (March 31, 2022: USD 980) and foreign currency forwards of USD 57 (March 31,2022: USD 709), EUR 18 (March 31, 2022: Nil) and CNH 4,674 (March 31,2022: CNH 2,580) outstanding at the year ended March 31, 2023 were assessed to be highly effective and a mark to market gain of INR 2,249 (March 31, 2022: INR 763, March 31, 2021: INR 4,884) with a deferred tax liability of INR 564 (March 31, 2022: INR 228, March 31, 2021: INR 144) is included in OCI.

- All of the cash flow hedges were fully effective during the years ended March 31, 2023, 2022 and 2021.

- All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at March 31, 2023 and 2022.

The expiry dates of cash flow hedge deals range between April 28, 2023 to March 31, 2027.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Foreign currency and interest rate risk

Forward contracts, swaps, call option and call spreads measured at FVTOCI are designated as hedging instruments in cash flow hedges of interest and principal payments in USD / CNH.

	March 31, 2022		March 31, 2023
	Assets	Liabilities	Assets	Liabilities
Derivative contracts designated as hedging instruments - Non-current	—	—	4,216	521
Derivative contracts designated as hedging instruments - Current	3,593	4,209	2,120	1,654

Hedge reserve movement

	For the year ended March 31,
a) Cash flow hedge reserve	2021	2022	2023	2023
	(INR)	(INR)	(INR)	(USD)
Opening balance (after non-controlling interest)	(300)	(4,061)	668	8
Gain / (loss) recognised on cash flow hedges	(5,104)	1,878	9,606	117
(Gain) / loss reclassified to profit or loss (under head finance costs)	(58)	(212)	(8,086)	(98)
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	—	—	57	1
(Gain) / loss reclassified to non financial assets or liabilities as basis adjustment (under head property, plant and equipment)	(9)	907	—	—
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	106	1,629	(90)	(1)
Income tax relating on cash flow hedges	1,365	411	(336)	(4)
Closing balance	(4,000)	552	1,819	22
Less: Non-controlling interest movement	(61)	116	(140)	(2)
Closing balance (after non-controlling interest)	(4,061)	668	1,679	20

b) Cost of hedge reserve on cash flow hedges

Opening balance (after non-controlling interest)	(785)	(1,161)	(1,996)	(24)
Effective portion of changes in fair value	(2,354)	(6,128)	(5,923)	(72)
Amount reclassified to profit or loss (under head "Finance costs and fair value change in derivative instruments")	1,773	4,740	4,194	51
Amount transferred to property, plant and equipment	42	—	—	—
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	—	—	1,340	16
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	—	—	12	0
Tax effect	167	338	87	1
Closing balance	(1,157)	(2,211)	(2,286)	(28)
Less: Non-controlling interest movement	(4)	215	(11)	(0)
Closing balance (after non-controlling interest)	(1,161)	(1,996)	(2,297)	(28)

c) Total Hedge reserve movement (a+b)

Opening balance (after non-controlling interest)	(1,085)	(5,222)	(1,328)	(16)
OCI for the year	(4,072)	3,563	861	10
Attributable to non-controlling interests	(65)	331	(151)	(2)
Closing balance (after non-controlling interest)	(5,222)	(1,328)	(618)	(8)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

55.
Joint arrangements

(a) Joint operations

On September 17, 2020, the Group through a subsidiary company namely ReNew Wind Energy (AP2) Private Limited had acquired 50% interest in a joint arrangement called VG DTL Transmissions Private Limited which was set up together with KP Energy Limited to develop evacuation facility for the SECI III project in the state of Gujarat. The country of incorporation and principal place of business of the joint operation is in India. The interest in joint operation is not significant to the Group.

(b) Joint ventures

i) The Group on December 14, 2022 through its subsidiary, ReNew Power International Limited (RPIL), acquired 40% shareholding in 3E NV, a limited liability unlisted company (NV) incorporated, organized and existing under the laws of Belgium. 3E NV along with its subsidiaries is engaged in the business of (i) digital solutions, SaaS and expert services for performance optimisation and analytics of renewable energy assets including energy storage, over the full life cycle, and (ii) the supply of various expert services for engineering, technical and strategic decision support in the area of renewable energy. Based on the terms contained in the share purchase agreement, RPIL will have equal representation on the Board. The decisions about relevant activities require unanimous consent of the parties sharing control. All the shareholders including RPIL have a residual interest in the net assets of 3E. Accordingly, the Group has classified its interest in 3E as a joint venture and accordingly, the Group’s interest in 3E is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2023, the Group recognised INR 99 in the consolidated statement of profit or loss as its share in the post-acquisition profits of 3E NV. Accordingly, the carrying value of RPIL’s investment as at March 31, 2023 is INR 2,601 including goodwill of INR 2,366. Besides the same, the additional assets and liabilities of 3E NV are not material.

ii) The Group on August 5, 2022 entered into a joint venture agreement share purchase agreement with Fluence Energy Singapore Pte. Ltd. (Fluence), to jointly establish a lithium ion Battery Energy Storage System (BESS) integration business in India including the sale, distribution and marketing of the technology and servicing the projects. The agreement prescribes the committed funding amount of USD 10, which shall be split evenly between the parties. Accordingly, RPPL has contributed USD 5 (INR 412) to the JV entity. Based on the terms contained in agreement this transaction has been classified as joint venture in accordance with IFRS 11. The Group’s interest in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2023, the Group recognised a loss of INR 6 in the consolidated statement of profit or loss as its share in the post-acquisition losses of Fluence. There are no material assets and liabilities.

(iii) The Group also has investment in individually immaterial entities under joint control that are accounted using equity method.

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

* Refer Note 56(b)
56.
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

- Each outstanding warrant to purchase shares of RMG II’s common stock was converted into a warrant to acquire one common share of the Company. A total of 11,500,000 public warrants and 7,026,807 private warrants of RMG II were converted into public and private warrants of the Company respectively on a one-for-one basis. Such warrants are classified as a liability and are measured at fair value (refer Note 44). These warrants are considered as part of net assets acquired.

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

(v)
Non-controlling interests

As a result of the Transaction, there was recognition of non-controlling interest of 10% in RPPL which majorly include GS Wyvern Holdings Limited, Canada Pension Plan Investment Board and Founder investors.

Non-controlling shareholders of RPPL (refer Note 21) have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

	For the year ended March 31, 2021
Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Acquisition date	January 1, 2021	August 28, 2020
Assets
Property plant and equipment	2,559	1
Intangible assets	1,304	34
Right of use assets	38	—
Deferred tax assets (net)	—	9
Other non-current financial assets	—	0
Prepayments - non-current	125	—
Loans - non-current	11	—
Other non-current assets	24	—
Non-current tax assets (net)	—	3
Trade receivables	107	6
Loans - current	837	—
Cash and cash equivalents	46	0
Bank balances other than cash and cash equivalent	1	—
Prepayments - current	17	—
Others current financial assets	36	1
Other current assets	4	2
Inventories	3	—
	5,112	56

Particulars	Acquisition of entities which were earlier under joint control	Regent Climate Connect Knowledge Solutions Private Limited
	(INR)	(INR)
Liabilities
Interest-bearing loans and borrowings - long term	4,072	8
Long term provisions	21	2
Other non-current liabilities	6	—
Other non-current financial liabilities	16	—
Deferred tax liabilities (net)	64	—
Interest-bearing loans and borrowings - short term	—	24
Trade payables	152	7
Other current financial liabilities	353	2
Other current liabilities	—	9
Short term provisions	—	0
	4,684	52

Total identifiable net assets at fair value	428	4
Non controlling interest in the acquired entity	107	—
Total identifiable net assets at fair value attributable to RPPL	322	—
Fair value of investment on the date of acquisition	507	—
Purchase consideration transferred	—	34
Goodwill on acquisition	185	30

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

ReNew Power Private Limited

On August 23, 2021, the Group acquired an additional 3% interest in the voting shares of ReNew Power Private Limited from some of the employees and GS Wyvern Holdings Limited, increasing its ownership interest to 93%. Cash consideration of INR 736 was paid to the non-controlling shareholders. Further, 12,289,241 equity shares of value INR 9,128 were issued to the non-controlling shareholders. The carrying value of the net assets of ReNew Power Private Limited was INR 130,497. The carrying value of the additional interest acquired at the date of acquisition was INR 4,242.

ReNew Mega Solar Private Limited and ReNew Solar (Telangana) Private Limited

On March 31, 2023, the Group through its subsidiary, ReNew Solar Power Private Limited had entered into Share Purchase Agreements with Hareon Power Singapore Private Limited, to acquire remaining 49% shareholding and CCDs in both ReNew Mega Solar Private Limited and ReNew Solar Energy (Telangana) Private Limited. As per the terms of Share Purchase Agreements, consideration of INR 1,637 is payable to the non-controlling shareholders. The combined additional interest acquired at the date of acquisition was INR 1,676.

	For the year ended March 31,
	2021	2022	2023
Particulars	ReNew Akshay Urja Limited	ReNew Power Private Limited	ReNew Mega Solar Private Limited	ReNew Solar Energy (Telangana) Private Limited
	(INR)	(INR)	(INR)	(INR)
Date of transaction with non-controlling interests	September 25, 2020	August 23, 2021	March 31, 2023	March 31, 2023
Segment	Solar power	Wind and solar power	Solar power	Solar power
Change in interest (%)	44.00%	3.34%	49.00%	49.00%
Non-controlling interest acquired	1,593	4,242	701	681
CCDs derecognised (liability component)	—	—	80	214
Cash consideration paid	1,515	736	446	1,191
Issue of Class C shares of the Company (including share premium)	—	9,128	—	—
Difference recognised in capital reserve within equity	78	(5,623)	335	(296)

There are other insignificant acquisitions of non-controlling interest amounting to INR 37 for the year ended March 31, 2023 (March 31, 2022: INR Nil, March 31, 2021: INR 29). Further, in the year ended March 31, 2023, there is an insignificant movement of INR 37 in capital reserve.

(ii)
Change in interest without loss of control

Issue of shares and compulsorily convertible debentures by Company's subsidiaries having non controlling interest:

During the year ended March 31, 2023, few subsidiaries of the Group have issued share capital and compulsorily convertible debentures to their parent as well as non-controlling interest. The amount of INR 5,007 (March 31, 2022: INR 904) contributed by non controlling interests is recognised as an addition to non controlling interest. No gain or loss to the Group arose from these transactions.

There are few other immaterial additions to non-controlling interest amounting to INR 31 for the year ended March 31, 2023 (March 31, 2022: INR 42; March 31, 2021: INR 8).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

57.
Transactions accounted for as asset acquisition
(i)
For the year ended March 31, 2022
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

(b)
On August 30, 2021, the Company through its subsidiary, ReNew Power Services Private Limited, had acquired 100% stake in L&T Uttaranchal Hydropower Ltd. (L&T Uttaranchal) from L&T Power Development Ltd, for a purchase consideration of INR 10,058. L&T Uttaranchal has a 99 MW hydro-power plant based in India. The Group has acquired L&T Uttaranchal because the management believes that this acquisition would enable the Group to strengthen its position in renewable energy sector. The acquisition was determined to be an asset acquisition and not a business combination.

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

(ii)
For the year ended March 31, 2023

On April 21, 2022, the Group through its subsidiary, ReNew Solar Power Private Limited (RSPPL) entered into a share purchase agreement to acquire 100% stake in Corneight Parks Private Limited (Corneight) for purchase consideration of INR 90. The Group has acquired Corneight because the management believes that this acquisition would enable the Group to strengthen its position in renewable energy sector. The acquisition of Corneight was determined to be an asset acquisition and not a business combination. Neither the overall transaction value nor the assets and liabilities acquired individually or in aggregate were material. Therefore, no additional disclosures are provided in this regard.

58.
Acquisition of ReGen Powertech Private Limited

The Company through its subsidiary, ReNew Power Services Private Limited (ReNew Power Services) made the successful bid to acquire ReGen Powertech Private Limited (ReGen) and was declared the successful resolution applicant as per order of National Company Law Tribunal (NCLT) dated February 1, 2022. According to the approved resolution plan, ReNew Power Services as the successful resolution applicant, was required to transfer the first tranche of purchase consideration within 30 days, upon which the business would have been transferred to ReNew Power Services and the existing share capital of ReGen would have been extinguished with new shares being issued to ReNew Power Services. Accordingly, ReNew Power Services has paid an amount of INR 716 out of the total consideration of INR 1,675, to the Committee of Creditors (CoC). Further, as per the resolution plan, ReNew Power Services paid the first tranche on March 2, 2022 and subsequently, a new board was formed with ReNew nominated directors, and the first meeting was convened on the same date for the issuance of new equity shares to ReNew Power Services.

However, few aggrieved parties challenged the NCLT order approving ReNew Power Services's resolution plan in National Company Law Appellate Tribunal (NCLAT), which through its order dated March 9, 2022, the NCLAT directed deferment of the further implementation of the resolution plan, which deferment has been continued by subsequent orders.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The business activities of ReGen are being currently handled by resolution professional appointed by CoC and ReNew Power Services neither have any control nor significant influence over the relevant activities of ReGen. ReNew Power Services has applied to NCLAT to have the order deferring implementation of the resolution plan vacated, which is pending adjudication. The NCLAT has commenced final hearing of aforementioned appeals, the matter was last listed on June 30, 2023 but the matter could not be taken up due to unavailability of the bench. Next date of hearing in the matter is awaited.

On the basis of above facts and considering that the Group does not have control over ReGen in accordance with the definition of control laid out in IFRS 10, the Group has not consolidated ReGen in these consolidated financial statements.

59.
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

Estimates and assumptions

a)
Impairment of goodwill

The key assumptions used to determine the recoverable amount for the different CGUs or group of CGUs where goodwill has been allocated are disclosed and further explained in Note 6. The impairment assessments are based on a range of estimates and assumptions, including future estimates of revenues, costs and discount rates as more fully described in the said Note 6.

There were no significant accounting judgements.

60.
Transmission line projects accounted for under IFRIC 12, 'Service Concession Arrangements'

During the year ended March 31, 2023, the Group through its subsidiaries engaged in transmission business wherein the subsidiaries have entered into Transmission Services Agreements (TSA) with the Government (Grantor) on Build, Own, Operate and Maintain (BOOM) or Build, Own, Operate and Transfer (BOOT) basis. The Group through its subsidiaries acts as a transmission licensee. The TSAs have been entered for term of 35 years and as per the terms of the TSA, the Group is responsible for constructing the Transmission project, then operating and maintaining these Transmission projects for the entire concession period which is approximately equal to the useful life of the transmission assets.

All Transmission projects have fixed annual levelised tariff as per terms of TSA. These arrangements fall under the purview IFRIC 12, 'Service Concession Arrangements' and have been accounted as per financial asset model.

As at March 31, 2023, all the transmission projects are under the construction phase. The transaction price allocated to the remaining construction activites and operation and maintenance services is approximately INR 4,315 and INR 2,761 respectively. As the construction activities progress, the performance obligations will continue to be fulfilled and the remaining revenue would be recognised. The Group expects to complete the constuction activities within next two years. Further, operating and maintenance services shall be completed over the tenure of TSAs.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The movement of contract assets are summarised below:

	As at March 31,
	2023	2023
	(INR)	(USD)
Balance at the beginning of the year	—	—
Recognition of contract assets pursuant to recognition of construction revenue*	7,557	92
Unwinding of contract assets (calculated at the rate of 7.62% p.a. to 7.91% p.a.)	154	2
Balance at the end of the year	7,711	94
Non-current	7,139	87
Current	572	7

* includes profit of INR 292.

The costs incurred for the construction activities, primarily comprises of raw materials and consumables used of INR 6,914.

61.
Subsequent events

The Group has evaluated subsequent events through July 31, 2023, which is the date when the consolidated financial statements were authorised for issuance. There are no events which would require any material adjustments or disclosures in these consolidated financial statements.