Form 20-F
period 2024-03-31
ReNew Energy Global plc
filed 2024-07-30
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File No.: 001-40752

RENEW ENERGY GLOBAL PLC

(Exact name of registrant as specified in its charter)

Not applicable	England and Wales
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

(Address of Principal Executive Offices)

C/O ReNew Private Limited

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

As of March 31, 2024, 244,266,823 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. As of March 31, 2024, the Company held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As of March 31, 2024, the Class B Ordinary Shares accordingly represented 11,437,725 votes. During the year ended March 31, 2024, the Company acquired 2,553,897 ReNew India Ordinary Shares from the Founder pursuant to the Founder’s partial exercise of the Founder Investor De-Minimis Put Option, as defined in Item 7.B hereof, as a result of which the voting rights attaching to the Class B Ordinary Share were reduced by 2,116,955 votes from 13,554,680 to 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2024, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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
•
“DISCOMs” means state electricity distribution companies in India.
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
•
“ESMS” means Environmental and Social Management System of the Company.
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
•
“GST” means the goods and services tax.
•
“GSW” means GS Wyvern Holdings Limited, a company organised under the laws of Mauritius.
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
•
“ITA” means the Indian Income Tax Act, 1961.
•
“JERA” means JERA Power RN BV, a company organised under the laws of the Netherlands, which is a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power Co., Inc.
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
•
“ReNew Global Shareholders Agreement” means the shareholders agreement dated August 23, 2021, as amended on July 24, 2023 by and among ReNew Global and each Shareholders Agreement Investor, as further amended from time to time.
•
“ReNew India” means ReNew Private Limited and its subsidiaries unless the context otherwise requires.
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
•
“Securities Act” means the U.S. Securities Act of 1933, as amended.
•
“SERCs” means the State Electricity Regulatory Commissions.
•
“Shareholders Agreement Investors” means each of the Founder Investors, CPP Investments, Platinum Cactus, JERA and MKC Investments (as assignee of RMG Sponsor II).
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
•
“Voting Agreement” means a voting agreement entered into by the Company, ReNew India, CPP Investments and the Founder Investors pursuant to the Business Combination Agreement.
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

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialise, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward- looking statement made in this Report or elsewhere might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
[RESERVED]
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including but not limited to those described in this Item 3.D. If any of those risks are realised, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

Risks Relating to the Group’s Business

•
We face risks and uncertainties when developing our projects;
•
If environmental conditions at our energy projects are unfavourable, our electricity production, and therefore our revenue from operations may be substantially below expectations;
•
There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our energy projects to risks;
•
The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring;
•
Counterparties to our PPAs may not fulfil their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows;
•
Our PPAs may be terminated upon the occurrence of certain events;
•
Our in-house EPC operations expose us to certain risks;
•
Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences;
•
We are subject to credit and performance risk from third-party suppliers and contractors;
•
Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth;
•
Restrictions on solar equipment imports, and other factors affecting the price or availability of solar equipment, may increase our business costs;
•
Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business;
•
Implementing our growth strategy requires significant capital expenditure and will depend on our ability to maintain access to multiple funding sources on acceptable terms;

•
The delay between making significant upfront investments in our wind, solar and hydro power projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows;
•
If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties;
•
Our ability to deliver electricity to various counterparties requires the availability of and access to interconnection facilities and transmission systems, and we are exposed to the extent and reliability of the Indian power grid and its dispatch regime;
•
Technical problems may reduce energy production below our expectations;
•
The growth of our business depends on developing and securing rights to sites suitable for the development of projects;
•
We do not own all the land on which we operate;
•
We may face difficulties as we expand our operations into new areas of business or geographies within renewable/ green energy generation in which we have limited or no prior operating experience;
•
We may not be successful in pursuing strategic partnerships, acquisitions and capital recycling, and future partnerships and acquisitions may subject us to additional risks and not bring us anticipated benefits;
•
We face competition from conventional and other renewable energy producers;
•
Our operations have inherent safety risks and hazards that require continuous oversight;
•
We are required to comply with anti-corruption laws and regulations of the United States government, United Kingdom and India. The implementation of compliance procedures and related controls may be time consuming and expensive and possibly not effective, and our past non-compliance or our future failure to comply, if any, may subject us to civil or criminal penalties and other remedial measures;
•
Material weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition and results of operations and our ability to operate our business;
•
The loss of any of our senior management or key employees may adversely affect our ability to conduct business and implement our strategy;
•
The order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation of certain Group entities;
•
We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements;
•
Impairment of our long-term assets may have an adverse impact on our results of operations and financial condition;
•
We are involved in various tax and legal proceedings that may cause us to incur significant fees, costs and expenses and may result in unfavourable outcomes;
•
If we incur an uninsured loss or a loss that significantly exceeds the limits of our insurance policies, the resulting costs may adversely affect our financial condition;
•
Changes in technology may render our technologies obsolete or require us to make substantial capital investments;
•
We may not be able to adequately protect our intellectual property rights, including the use of the “ReNew” name and the associated logo, which could harm our competitiveness;
•
We have entered into a number of related party transactions and may continue to enter into related party transactions in the future;
•
Our results of operations could be adversely affected by strikes, work stoppages or increased wage demands by our employees or any other kind of disputes with our employees;
•
A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Risks Relating to the Company’s Securities

•
Sales of a substantial number of our securities in the public market by certain of our existing security holders could cause the price of our Class A Ordinary Shares and Warrants to fall;

•
Fluctuations in operating results or quarter-to-quarter earnings may result in significant decreases or fluctuations in the price of our securities;
•
The rights of the holders of Class C Ordinary Shares are different with respect to voting and conversion rights;
•
We are dependent upon distributions or payments from our subsidiaries to pay taxes and cover our corporate and other overhead expenses;
•
We may issue additional securities without requiring shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares and Warrants;
•
In case of any negative media coverage or if securities or industry analysts do not publish research, publish inaccurate or unfavourable research or cease publishing research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly;
•
We are incurring higher costs as a result of being a public company;
•
As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers;
•
As we are an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure;
•
English law requires that we meet certain additional financial requirements before we can declare dividends or repurchase shares;
•
The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act;
•
A change in our tax residency could have an adverse effect our future profitability and cash flows, and may trigger taxes on dividends or exit charges;
•
We may encounter difficulties in obtaining lower rates of Indian withholding income tax envisaged by the DTAA for dividends distributed from India;
•
Any downgrading of our bond ratings could adversely impact our business and results of operations.

Risks Relating to the Group’s Business

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
•
securing necessary project approvals, licences and permits in a timely manner;
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

Generally, our PPAs require that we bring our projects to commercial operation by a certain date. There may be delays or unexpected difficulties in completing our projects as a result of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. If we experience such problems, our business, financial condition, results of operations and prospects could be materially and adversely affected. Further, the majority of our PPAs provide for a reduction of tariff if we fail to commission a project by the scheduled commission date. For example, there have been delays in the commissioning of certain projects in Karnataka. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other damages, including paying liquidated damages for delay in commissioning of projects or granting the off-taker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective off-taker, as agreed under the respective PPA and/or transmission agreements.

If environmental conditions at our energy projects are unfavourable, our electricity production, and therefore our revenue from operations may be substantially below expectations.

The revenue generated by our projects is proportional to the amount of electricity generated by those projects, which in turn is dependent on prevailing environmental conditions that impact those projects. In the year ended March 31, 2024, revenue generated from our wind power and solar power projects accounted for 50% and 41% of our total revenue. Operating results for wind, solar and hydro energy projects vary significantly depending on natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. In some periods, the wind, solar or hydro conditions may fall within our long-term estimates but not within the averages expected for such a period, while in some periods, the wind, solar or hydro conditions may also fall outside our long-term estimates. In addition, the amount of electricity our projects produce is dependent in part on the amount of sunlight or radiation (in the case of solar power projects), on hydrological conditions (in the case of hydro power projects) and on actual wind conditions, including wind speed (in the case of wind power projects).

Wind energy is highly dependent on weather conditions and in particular on wind conditions, which can be highly variable, particularly during the monsoon season in India which generally lasts from May to September. The profitability of a wind energy project depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. Actual wind conditions at these sites, however, may not conform to the measured data in these studies and may be affected by variations in weather patterns, including any potential impact of climate change. For example, wind resource availability in recent years has generally been lower than projected, which has lowered the plant load factors and energy generation at several of our projects. In addition, climatic conditions may be adversely affected by nearby objects (such as buildings, other large-scale structures or wind turbines) developed later by third parties. Therefore, the electricity generated by our wind energy projects may not meet our anticipated production levels. If the wind resources at a particular site are below the levels we expect including in terms of quality, our rate of return for that project would be below our expectations.

We base our investment decisions with respect to each solar energy project on the findings of related solar studies conducted on -site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies. Unfavourable weather and atmospheric conditions could impair the effectiveness of our projects or reduce their output to levels below their rated capacity Reduced availability groundwater as an impact of climate change could increase costs. Water scarcity could impact the health and productivity of ReNew’s workforce. Furthermore, components of our generation and transmission systems could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity. The operational performance of a particular solar energy project also depends on the contour of the land on which the project is situated. In case of highly variable contour land, the output of the solar farm situated on such a surface may be sub-optimal. Our solar power projects are also affected by the monsoon season, which generally lasts from May through September.

Our hydroelectric power generating projects will be dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our plants are / will be located. There can be no certainty that the water flows at our existing and future sites will be consistent with our expectations, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time our projections were made. Water flows vary each year, and depend on factors such as rainfall, snowfall, rate of snowmelt and seasonal changes. Our existing and future hydropower plants may be subject to substantial variations in climatic and hydrological conditions which may reduce water flow and thus our ability to generate electricity. While we plan to select hydropower plants for bidding on the basis of their projected outputs, the actual water flow required to produce those outputs may not exist or be sustained. If hydrological conditions result in droughts or other conditions that adversely affect our existing or proposed hydroelectric generation business, our results of operations or cash flows could be materially and adversely affected.

A sustained adverse change in environmental and other conditions at our wind, solar or hydro energy projects could materially and adversely decrease the volume of electricity generated and could also impact market demand for wind, solar and hydro projects. As a consequence, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our energy projects to risks.

We generated 63% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2024, while the remaining 37% of our total income is primarily attributable to transmission sales, open market sales, sales to commercial and industrial businesses, financial income and other income. Further, we have one customer that is a state distribution company which accounted for over 10% of our total income in the year ended March 31, 2024. Since distribution of electricity is controlled by central and state government-utility companies in India, there is a concentrated pool of potential purchasers for grid connected, utility-scale electricity generated by solar, wind and hydro energy projects. Such concentration may increase our exposure to the credit risk of a limited number of customers. If any of these utilities or power purchasers become unable or unwilling to fulfil their contractual obligations under the relevant PPA or refuses to accept power delivered under the PPAs or otherwise terminates such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, if the financial condition of these utilities or power purchasers deteriorates or other government policies to which they are currently subject to change, demand for electricity produced by our utility-scale wind, solar and hydro projects could be adversely impacted.

The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.

A substantial portion of our income is derived from the sale of electricity based on the tariffs specified in the PPAs, which are mostly determined through the competitive bidding process. Tariffs for our commercial and industrial customers are based on bilateral negotiations. Tariff rates for our PPAs for utility-scale wind energy projects, utility-scale solar energy projects and our utility-scale firm power projects are determined under a feed -in tariff mechanism, or “FiT,” or a bidding regime or are bilaterally agreed with third- party off-takers. The majority of our PPAs provide for fixed tariff rates. Under a few PPAs, the tariff is subject to escalation provisions. As a result, thereof, any reductions in tariffs may adversely affect our financial condition.

The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the date commercial operations commence for each of our projects. The terms of our PPAs with commercial and industrial customers range from three to 25 years. Further, we have three agreements in the transmission business with the Government of India (“GoI”) for a term of 35 years each. Under our long-term PPAs, we typically sell power generated from our projects to state distribution companies at pre-determined, fixed tariffs. Accordingly, if there is an industry-wide increase in tariffs or if we seek an extension of the term of the PPA, we may not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we may also not have the ability to reflect a corresponding increase in tariffs and pass through these costs to our off-takers. Therefore, the prices at which we supply power generally have little or no relationship with the costs incurred in generating power. While some of our PPAs provide for tariff increase due to “change in law,” any such increase in tariff requires regulatory approvals which can be time consuming and expensive. Further, the majority of our PPAs have a term of up to 25 years, which is less than the useful life of our power generating assets, which averages 30 years. In the event a PPA is not renewed, we may be unable to sell the power we generate on favourable terms or at all, which could negatively impact the amount revenue we derive from the underlying asset.

We may face difficulties in recovering the costs (whether by tariff increases or litigation) of such corrective measures from the respective state governments/authorities in a timely manner and may also face resistance from the regulators when we seek an increase in tariff rates. This may lead to disputes and impact our cash flows and results of operations.

The Company has various claims before electricity regulatory commissions, tribunals, and courts. These generally relate to PPAs where "change in law" events, such as the implementation of amendments to the Indian goods and services tax (“GST”) law, have led the Company to seek tariff adjustments for additional expenditures. In some cases, there are precedents supporting such claims. However, there is a risk that certain claims may be dismissed, reconciliation processes may fail, or other deficiencies may prevent the Company from obtaining the sought relief. This could impact the Company's cash flow, as these costs are either already incurred or will be incurred under various PPAs. While not a litigation matter involving the Company, the Appellate Tribunal for Electricity (“APTEL”) has allowed certain events as valid ground for “change in law" claims under a PPA. The judgment was challenged before the Supreme Court of India. Supreme Court has stayed the enforceability of APTEL’s order only with respect to limited portions of the original claim, specifically for carrying cost expenses incurred after the commercial operation date and Operation and Maintenance (“O&M”) expenses. A number of companies' favourable "change in law" claims are pending implementation. Recovery for those claims could be limited to carrying cost expenses incurred after the commercial operation date and O&M expenses, which are subject to the Supreme Court's decision. Unfavourable decisions may impact our profitability, revenue and cash flows.

Counterparties to our PPAs may not fulfil their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows.

We generated 63% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2024. Some of the off -takers may become subject to insolvency or liquidation proceedings during the term of our PPAs, and the credit support received from such off-takers may not be sufficient to cover our losses in the event of a failure to perform. In addition, external events, such as an economic downturn or failure to obtain regulatory approvals, could also impair the ability of some our off-takers to fulfil their obligations under the PPAs.

There may also be delays associated with collection of receivables from off-takers because of their financial condition. Government entities to which we sell power do not have international credit ratings that we can use to evaluate their credit condition. While we are entitled to charge interest for delayed payments, the delay in recovering the amounts, including interest, due under these PPAs could adversely affect our operational cash flows. As of March 31, 2024, we had gross trade receivables of Rs. 24,212 million, of which receivables from government owned or controlled entities accounted for Rs. 21,079 million.

Although the central and state governments in India have taken steps to improve the liquidity, financial condition and viability of state electricity distribution utility companies, there can be no certainty that these utility companies will have the resources to pay us on time or at all. Any failure to recover from these distribution companies could have an adverse impact on our financial condition, results of operations and cash flows.

Further, to the extent any of our off-takers are, or are controlled by, governmental entities, bringing actions against them to enforce their contractual obligations is often difficult. Our facilities may also be subject to legislative or other political action that may impair their contractual performance.

Our PPAs may be terminated upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. Our PPAs typically allow an off-taker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licences; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPA. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time. We have terminated certain projects on account of force majeure event(s), delay in allotment of land due to changes in government allotment policy(ies), which are pending adjudication before various courts/ judicial forums in India. For example, ReNew Solar Power Private Limited along with two of our subsidiaries, sought termination of their respective PPAs on account of force majeure and impossibility of performance. The Uttar Pradesh Electricity Regulatory Commission permitted termination of the PPAs without financial penalties. The counterparty SECI has filed an appeal against the order which is pending before the Appellate Tribunal for Electricity. Additionally, we may be required to terminate our PPAs on the grounds of force majeure and / or delay in tariff adoption. If a PPA is held to be terminated invalidly, we could be exposed to additional financial and legal liability, reputational damage, and we might not be able to enter into a new PPA on favourable terms or at all.

In a matter before CERC, one of our subsidiaries, has sought for extension of scheduled commercial operation date in the PPA on account of force majeure and change in law events. While established CERC precedents suggest a favourable outcome is likely, there remains a risk that the subsidiary could be liable for liquidated damages if the outcome of the petition is otherwise.

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

If the term of a PPA is less than the expected life of a project, this may expose us to the risk of being unable to sell the power generated after the term of the PPA or being required to sell power at less favourable tariffs and terms than stipulated under the original PPA for such project. Failure to re-enter into or renew PPAs in a timely manner and on terms that are acceptable to us could adversely affect our business, results of operations and cash flows. There could also be accounting consequences if we are unable to extend or replace expiring PPAs, including writing down the carrying value of assets at such power project.

Our in-house EPC operations expose us to certain risks.

We undertake EPC- related services for our solar, wind, transmission and manufacturing projects, which exposes us to certain risks that would ordinarily be borne by third parties. As a result, we are exposed to the following construction related risks, which if we had entered into a third-party EPC contract on fixed price would have insulated us:

•
increases in the price and availability of land, labour, equipment and materials;
•
inaccuracies of drawings and technical information;
•
delays in the delivery of equipment and materials to project sites;
•
unanticipated increases in equipment, material and land costs;
•
delays caused by local and seasonal weather conditions;
•
regulatory and compliance risk;
•
labour disputes and workforce availability;
•
health and safety risks;
•
technological and equipment failures; and
•
any other unforeseen design and engineering issues, or physical, site and geological conditions that may result in delays.

Additionally, we are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, we cannot assure that we will be successful with any warranty claims against all our suppliers. If our EPC programs and policies are insufficient and fail to ensure the smooth operation of our plants and development activities, we may incur additional costs in engaging third party service providers to undertake our EPC activities or experience significant delays or disruption of our operations. We also enter into solar and wind energy project contracts on a business-to-business basis under which we are responsible for designing, constructing, and installing and maintaining these projects. Any delay, default, malfunctioning or unsatisfactory performance by our in-house teams could result in significant losses, damage our reputation and expose us to claims which we may not be able to recover from any third party, and therefore, adversely affect our business, cash flows and results of operations. The construction projects are capital intensive, requires significant time and are subject to delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results. Such potential events include shortages and late delivery of building materials and facility equipment, installation, commissioning and qualification of equipment, labour disputes, delays or failure in securing the necessary governmental approvals, building sites or land use rights, and other changes to plans necessitated by changes in market conditions. Such delays could adversely affect our business, cash flows and results of operations.

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences

There are risks associated with the operation of our projects including but are not limited to:

•
greater or earlier than permissible degradation, or in some cases failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and other equipment;
•
technical performance below projected levels, including the failure of an equipment to produce energy as expected, whether due to incorrect measures of performance provided by equipment suppliers, improper operation and maintenance, or other reasons;
•
design or manufacturing defects or failures, including defects or failures that are not covered by warranties or insurance;
•
loss of interconnection capacity, and the resulting inability to deliver power under our offtake contracts, due to grid or system outages or curtailments beyond our or our counterparties’ control;

•
sub optimal plant maintenance, absence of technical expertise, shortage of spare parts resulting in higher-than-normal repeated outages.
•
site related operational challenges;
•
errors, breaches, failures, or other forms of unauthorised conduct or malfeasance on the part of operators, contractors or other service providers;
•
lesser than expected irridation and wind speeds;
•
insolvency or financial distress on the part of any of our service providers, contractors or suppliers, or a default by any such counterparty for any other reason under its warranties or other obligations to us; and
•
increases in the cost of operational projects, including costs relating to labour, equipment, unforeseen or changing site conditions, insurance, regulatory compliance, and taxes.

These and other factors could have adverse consequences on our projects. Unanticipated capital expenditures associated with maintaining or repairing our projects would reduce profitability. In addition, due to supply chain disruptions, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable.

Any of the risks described above could significantly decrease or eliminate the revenues of a project, significantly increase a project’s operating costs, or give rise to damages or penalties as per the contract owed by us to an offtaker, another contractual counterparty, a governmental authority or another third party. Any of these events could have a material adverse effect on our business financial condition and results of operations.

We are subject to credit and performance risk from third-party suppliers and contractors.

We enter into contracts with third-party suppliers of equipment, materials and other goods and services for the development, construction and operation of our projects as well as for other business operations. Our major equipment is covered through vendor warranty ranging from two to three years for wind turbines, up to 30 years for solar modules and 5 years for inverters. While we maintain a diversified set of vendors, we remain subject to the risk that vendors will not perform their obligations. If our vendors do not perform their obligations, or if they deliver any components that have a manufacturing defect or do not comply with the specified quality standards and technical specifications, it may result in a material breach of the relevant supply agreement. While we may be able to make a claim against the applicable warranty to cover all or a portion of the expenses or losses associated with the defective product, such claims may not be sufficient to cover all of our expenses and losses resulting from the defect. In addition, our suppliers could cease operations and no longer honour their warranties, which would leave us to cover the expense and losses associated with the defective products. If our third- party providers are unable to perform their obligations, including due to bankruptcy, winding up or any injunction, we may incur additional costs in finding a replacement service provider in a timely manner and could experience significant delays in performing our related obligations.

Contractors and suppliers in our projects are generally subject to liquidated damages for failures to achieve timely completion or for performance shortfalls. Our O&M contractors may fail to plan their operational strategy for the complete lifecycle of a given project, which could potentially create problems such as an inability to service turbines or solar modules over the project lifecycle, or failure to maintain the required site infrastructure or adequate resources at project sites. If our O&M contractors fail to perform as required under O&M agreements, affected projects may experience decreased performance, reduced useful life or shutdowns, any of which may adversely affect our operational performance, financial condition and results of operations. Liquidated damages payable under third- party engineering, procurement and construction services (“EPC”) and O&M contracts are generally limited to a specified amount or a percentage of the contract price or the annual fees payable. As a result, the liquidated damages recovered from defaulting vendors may not be sufficient to cover our losses. Furthermore, in instances where our contractors or suppliers are involved in disputes, litigations, or regulatory issues, their ability to fulfil their contractual obligations to us may be compromised, leading to project delays, additional costs, and potential legal liabilities for us. We may also face the risk that our contractors may subcontract critical tasks to third parties who may not meet our standards or requirements, further increasing the risk of non-performance or substandard performance. In such events, our recourse against the primary contractor may be limited, and we may have to directly address the deficiencies of the subcontractors, leading to increased complexity and cost in executing our projects.

Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth.

Given the size of our project portfolio has grown considerably since inception, we may not be able to grow at similar rates in the future. Although we intend to continue to expand our business significantly with a number of new projects in both existing and new geographies, we may not be able to sustain our historical growth rate for various reasons. Success in executing our growth strategy is contingent upon, among others:

•
accurately prioritizing geographic markets for entry, including by making accurate estimates of addressable market demand;
•
identifying suitable sites for our projects;
•
our ability to estimate costs and competitively bid for projects;
•
participating in and winning renewable energy auctions on acceptable terms;
•
acquiring land rights (including "right of way") and developing our projects on time, within budget and in compliance with regulatory requirements;
•
effectively tracking bid policies and bid updates;
•
obtaining cost effective financing needed to develop and construct projects; efficiently sourcing components that meet our design specifications on schedule;
•
negotiating favourable payment terms with suppliers and contractors;
•
continued availability of economic incentives along expected lines;
•
issuance of the Letter of Award (LOA) by the bidding agency post winning the bid and compliance to the LOA conditions;
•
signing PPAs or other offtake arrangements on commercially acceptable terms.
•
scaling our operations and infrastructure to support a larger portfolio of projects;
•
navigating complex regulatory environments and ensuring compliance across multiple jurisdiction;
•
retaining and attracting skilled talent to manage and execute our expanding project pipeline;
•
our ability to execute the projects in a timely manner;
•
managing increased competition in the renewable energy sector, which could impact our ability to secure new projects; and
•
adapting to technological advancements and integrating new technologies into our projects.

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

A substantial portion of our equipment, mainly solar cells, wafer and modules, are imported from China and certain other countries. Any restrictions or additional duties imposed by the governments of India or China, or of any other exporting countries could adversely affect our business, results of operations and prospects. For example, in March 2021, the GoI imposed customs duties on the import of solar modules and solar cells after March 31, 2022. As a result, we were subject to imposition of customs duties by government authorities for importing solar modules from China. There is no assurance that other such duties will not be levied in the future. Such duties could result in an increase in our input costs for our solar business, especially if the costs cannot be passed on to our off-takers, which could have a material adverse impact on our business, financial condition , cash flows and results of operations.

The Ministry of New and Renewable Energy, GOI exempted projects commissioned by March 31, 2024, from procuring modules only from approved suppliers. Effective April 1, 2024, the Approved List of Models and Manufacturers requirement has been reinstated for government-sponsored or subsidised solar projects. These regulations may increase our input costs and affect project timelines, creating challenges for procuring imported photovoltaic modules due to domestic capacity constraints. Reliance on domestic modules may impact projects with tariffs based on lower imported module prices. Government measures to promote domestic manufacturing and reduce import dependence may lead to additional regulatory changes and compliance costs, potentially affecting our project economics and operational flexibility.

The Company through its subsidiaries had also secured registrations under the Project Import Regulations, 1986 for import of goods required for setting up certain solar power projects, including solar modules, at a lower rate of customs duty than otherwise applicable individually on such goods. The GoI has amended the Project Import Regulations, 1986 as well as the Customs Tariff Act, 1975 (by way of the Finance Act, 2023 notified with effect from April 1, 2023), resulting in the removal of such lower rate of customs duty for goods required for solar power projects. These amendments have been challenged before the High Court of Delhi, and a favourable interim order has been secured by the Company. If the court rules against us, we may face significant adverse financial implications due to the increased customs duties on our imports. The final decision on this matter is still pending. Further, measures addressing the use of forced labour in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and may impact our operations. The Uyghur Forced Labor Prevention Act, in effect in the United States from June 21, 2022 creates a presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labour. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence,” that the goods in question were not produced “wholly or in part by forced labour,” and submits a report to the U.S. Congress setting out its findings. Other jurisdictions have also been enacting similar legislation or are in the process of doing so.

Though we ask our vendors to represent that they abide by international labours norms and do not allow forced labour in their operational set-ups, we cannot determine with certainty whether all our suppliers comply with such norms. If they were found not to follow them, we might have to find alternative suppliers on short notice, resulting in construction delays, disruption and higher costs. While we have developed multiple supply sources in a number of countries, we could still be adversely affected by increased costs, negative publicity, or other materially adverse consequences to business. If we are not in compliance with these or other similar export restrictions or other similar laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other materially adverse consequences.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business.

The design, construction and operation of our projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There can be no certainty that all permits required for a given project will be granted on time or at all. If we fail to obtain or renew such licences, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business and results of operations. An example of such delay is the approval required for “change in land use from agricultural to non-agricultural” in the state of Karnataka, India. Such approvals can take between six months to two years, which could impact our ability to meet the timelines under our PPAs. In such circumstances, we may have to begin the development of projects while the relevant approvals are pending. In another matter, an agreement with a distribution company was terminated due to delays caused by the unavailability of the transmission system, which was beyond our control. The distribution company has filed an appeal before APTEL, which is pending. Similarly, our 200 MW solar project with MSEDCL was terminated for the same reason, and MSEDCL has also filed an appeal before APTEL, and the same is currently pending. Additionally, delays in granting connectivity for the total contracted or LOA capacity have been challenged by an industry developer, and the matter is pending before the AP High Court. These matters, if decided adversely against us, may have a detrimental impact on our projects and business operations.

We have also received notices from regulatory authorities on our compliance with certain wind and solar generation regulations and the billing rates with respect to power consumption, and we have filed petitions with regulatory authorities regarding the billing methodology. There is no certainty that relevant government authorities will not take any action in the future which may expose us to penalties or have a material adverse impact on our operations and cash flows.

We are also exposed to changes in the legal and regulatory environment, including taxes, tariffs, and data privacy laws, which could increase operating costs or result in litigation. Delays may persist due to government office backlogs and our projects may be hindered or terminated due to the government prohibiting different aspects of our operations.

Ongoing legislative and regulatory changes could further impose additional compliance burdens and uncertainties, affecting our long-term strategic planning and operational efficiency.

Implementing our growth strategy requires significant capital expenditure and will depend on our ability to maintain access to multiple funding sources on acceptable terms.

We require significant capital for the installation and development of our projects and to grow our business. We believe that we have benefitted from a well-balanced mix of equity, corporate debt and project financing that has contributed to the rapid growth of our business. We might not be able to continue financing or refinancing our projects with an effective combination of equity and debt as we have done in the past and the interest rates and the other terms of available financing might not remain attractive. We may also from time to time divest certain assets to monetise their value for our wider business. These plans are subject to various contingencies and uncertainties, and the performance of the relevant asset.

Any changes to our growth strategy could impair our ability to expand our project portfolio and growth into new business lines or territories. In addition, high interest rates could adversely affect our ability to secure financing on favourable terms and increase our cost of capital. Our ability to obtain external financing on favourable terms is subject to a number of uncertainties, including our financial condition, results of operations and cash flows; interest rates; our ability to comply with financial covenants in other financing arrangements; our credit rating and those of our project subsidiaries; the general conditions of the global equity and debt capital markets and the liquidity in the market. If we are unable to obtain financing on attractive terms or sustain the funding flexibility we have enjoyed in the past, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The delay between making significant upfront investments in our wind, solar and hydro power projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar, wind and hydro energy projects and the date on which we begin to recognise revenue from the sale of electricity generated by such projects. Our initial investments include legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, modules, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetised for 25 years from commencement of commercial operations given the typical length of the PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and debt to pay for costs and expenses incurred during project development. We typically recognise revenue from energy projects only when they are operational and we commence supply of power to off-takers. There may be long delays from the initial bid to projects becoming shovel- ready, due to the timing of auctions, permits and the grid connectivity process. The timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources and materially and adversely affect our profitability, results of operations and cash flows.

If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties.

We may be unable to meet our development targets because we may have difficulty in converting our under-construction projects into operational projects. Completing construction of the under-construction projects into operational projects as anticipated, or at all, involve numerous risks and uncertainties. From time to time, we have been constrained to either partially abandon projects on which we had started development work, or re-categorise projects to a less advanced stage than previously assigned to them.

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

India’s physical infrastructure, including its electricity grid, is less developed than that of many countries. As a result of grid constraints, such as grid congestion and restrictions on transmission capacity of the grid, the transmission and dispatch of the full output of our projects may be curtailed. We may have to stop producing electricity during periods when electricity cannot be transmitted for instance, when the transmission grid malfunctions. Further, in certain cases, the interconnection approval to the grid is granted on a temporary basis. If interconnection approvals are not regularised, it may result in lack of evacuation facilities being available for projects. This may affect our ability to supply the contracted amount of power to the off-taker which may result in penalties being imposed on us under the PPAs. Furthermore, if construction of power projects in India, particularly in the states and regions that we operate in, outpaces transmission capacity of power grids, we may not be in a position to transmit all of our potential electricity to the power grid and therefore are dependent on the availability of the grid infrastructure.

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

Our generation assets, including transmission lines and facilities that we construct or own, may not continue to perform due to equipment failure, wear and tear, latent defects, design error or operator error, early obsolescence or force majeure events, among other things, which may lead to unexpected maintenance needs, unplanned outages or other operational issues and have a material adverse effect on our projects, business, financial condition and results of operations. In addition, spare parts for wind and solar turbines and key pieces of electrical equipment may be hard to acquire, or may have significant sourcing lead time. Specifically, for wind turbines, we utilise the proprietary technology of some of our vendors and any failure by that vendor in supplying the technology or providing periodic maintenance or upgrade in a timely basis could adversely impact our operations. Further, our sources for some significant spare parts and other equipment are located outside of India. If there is a shortage of critical spare parts or replacement solar modules, we could incur significant delays in returning our facilities to full operation. There also may be unforeseen expenses if vendors default on their warranty obligations.

Any mechanical failure or shutdown of equipment could result in us having to shut down the entire project. Such events could materially and adversely impact our generating capacity. If any shutdowns continue for extended periods, this may give rise to contractual penalties or liabilities, loss of off -takers and damage to our reputation. Although we are entitled to be compensated by manufacturers for certain equipment failures and defects in certain cases, these arrangements may not be enough to cover all losses suffered. While manufacturing defects are typically covered under the warranty agreements, we may have to bear the costs of repairing the equipment for any damages not foreseeably covered under our supply agreements. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if we cannot recover the expense and losses associated with the faulty component from these warranty providers.

The growth of our business depends on developing and securing rights to sites suitable for the development of projects.

Our ability to realise our business and growth plans is dependent on our ability to develop and secure rights to sites suitable for the development of projects. Suitable sites are determined on the basis of cost, wind, solar and hydro resource levels, topography, grid connection infrastructure and other relevant factors, which may not be available in all areas. Further, wind, solar and hydro energy projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with adequate evacuation and transmission infrastructure, including right of way. Solar energy and transmission infrastructure projects also require sufficient contiguous land for development, which may be difficult to procure on suitable terms. Some locations used for evacuation and transmission facilities are not owned by us and are located on land owned by third parties. Land used for our projects is subject to other third-party rights such as rights of passage and rights to place cables and other equipment on the properties, which may interfere with our right to use the land and ultimately impair our operations.

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

Some of the land area we utilise or intend to utilise for our projects is leased and we may be subject to conditions under the lease agreements through which we acquire rights to use such land. Conditions under lease agreements typically include restrictions on leasehold interest or rights to use the land, continual operating requirements, and other obligations which include obtaining requisite approvals, payment of necessary statutory charges and giving preference to local workers for construction and maintenance. We are also exposed to the risk that these leases will not be extended or will be terminated by the relevant lessors. Some of our projects are located, or will be located, on revenue land that is owned by the state governments or on land acquired or to be acquired from private parties. The timeline for transfer of title in the land is dependent on the type of land on which the projects are, or will be, located, and the policies of the relevant state government in which such land is located. In the case of land acquired from private parties, which is agricultural land, the transfer of such land from agriculturalists to non -agriculturalists such as our Company and the use of such land for non-agricultural purposes may require an order from the relevant state land or revenue authority allowing such transfer or use. For revenue land, we obtain a lease from the relevant government authority. In certain cases, the land leased for the development of renewable energy projects is obtained on a sub-lease. Such land may be subject to disputes on account of right of way, encroachment and other related issues.

There is no certainty that the outstanding approvals would be received on time, or that lease or sub-lease deeds would be executed in a timely manner, such that the operation of the projects will continue unaffected. In certain cases, any delay in the construction or commissioning of a project may result in termination of the lease. Further, the terms of lease and sub-lease agreements may also not be co-terminus with the lifetime of the power projects, taken together with the period of time required for construction and commissioning of the project. Accordingly, we will have to obtain extensions of the terms of such leases and/or sub-leases for the remainder of the operational life of the project. In the event that the relevant lessor does not wish to renew the lease or sub-lease agreements, we may be forced to remove our equipment at the end of the lease and/or sub-leases and we may not be able to find an alternative location in the short term or at all and our business, results of operations, cash flows and financial condition could be adversely affected.

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

Each new line of business is subject to distinct competitive and operational dynamics. Operating in such different areas may also impact our ability to bid competitively and ensure power generation in accordance with the terms of the bid, or as the case may be, PPAs entered into with the customers, all of which may affect our results of operations, and key business metrics. It may be difficult for us to understand and accurately predict the impact of varying customer preferences and assess the financial impact of operating in new lines of businesses that we may enter into in the future. In addition, the market for each such new line of business may have unique regulatory dynamics of its own that are not common to other areas/lines of business that we already operate in. These include laws and regulations that can directly or indirectly affect our ability to set up and operate projects in such areas within renewable energy generation as well as analyse the costs associated with, among others, setting up new projects (including entering into arrangements with third parties with respect to EPC and/or operation and maintenance for such projects), insurance, support and monitoring such projects.

We are also exploring new geographies for our various businesses. During the past year we have entered into term sheets and framework agreements with various organizations regarding new technologies. Entry into new geographies may expose us to country specific regulatory, trade, taxation and geopolitical risks. While we believe these new businesses and geographies will increase our vertical integration and the range of addressable business opportunities, they may not be successful in the timeframe and manner we anticipate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, cash flows, reputation and results of operations could be adversely affected.

We may not be successful in pursuing strategic partnerships, acquisitions and capital recycling, and future partnerships and acquisitions may subject us to additional risks and not bring us anticipated benefits.

A principal component of our strategy is to expand our operations by growing our project portfolio through selective acquisitions of existing or committed projects, and capital recycling. We are continuing to explore joint venture, partnership and capital recycling opportunities with complementary and strategic businesses.

We may not be able to identify suitable strategic investment or joint venture or capital recycling opportunities at acceptable cost/price and on commercially reasonable terms, obtain the financing necessary to complete and support such investments or integrate such businesses or investments effectively. Further, this strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of resources and cost of integrating acquired businesses. Successful integration of acquired projects will depend on our ability to effect any required changes in operations or personnel and may require capital expenditure. We could face difficulties in integrating the technology and employees of acquired businesses with our existing technology and organisation, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Any failure to successfully integrate the portfolio of projects may limit our ability to grow our business.

We may encounter difficulties in selling assets, finding investors for asset sale, or joint ventures or integrating the acquired projects in a timely and cost-effective manner, difficulties in cultural alignment, difficulties in establishing effective management information and financial control systems, and unforeseen legal, regulatory, contractual or other issues which may potentially impact growth and impact investor sentiments. In addition, we may not be able to complete the asset recycling envisaged in case the investor rescinds the contract, changes in regulatory framework or any other unforeseen events which may make the transaction unviable and may potentially impact our profitability, projections and cashflows.

While we evaluate acquisition opportunities based on our targeted return, operational scale and diversification criteria and on whether we consider these opportunities to be available at reasonable prices, acquisitions involve risks that could materially and adversely affect our business, including the failure of the new acquisitions or projects to achieve the expected investment results, adverse impact of purchase price adjustments, and the inability to achieve potential synergies in a profitable manner, risks associated with the diversion of our management’s attention from our existing business and risks associated with entering into any markets. In addition, liabilities may exist that we do not discover in our due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to liabilities, litigation or reputational risk and unforeseen payments by us. In each case, we may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities after an acquisition, as well as the failure of a new acquisition to perform according to expectations, could adversely affect our business, financial condition, cash flows and results of operations.

Additionally, changes in regulatory or market conditions post-acquisition could affect the anticipated benefits of the acquisition and require adjustments to our strategic plans. We may also face increased scrutiny from regulators or stakeholders as a result of acquiring new businesses, which could lead to additional compliance costs and potential delays in the integration process.

We face competition from conventional and other renewable energy producers.

Our primary competitors include domestic and foreign conventional and renewable energy project developers, independent power producers and utilities. We compete with renewable energy project developers in India on many factors including the success of other alternative energy generation technologies (such as fuel cells, nuclear and biomass), site selection, access to vendors, access to project land, efficiency and reliability in project development and operation and auction bid terms. The deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003 removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects, which are projects where captive power plants generate electricity for consumption by the project as opposed to relying on energy provided by the grid, or the power plant providing electricity to the grid. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Through the competitive bidding process, we compete for project based on many factors including pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, financing capabilities and track record. Submitting a competitive bid at a wind or solar power project auction requires extensive research, planning, due diligence and a willingness to operate with lower operating margins for sustained periods of time. If we miscalculate our tariff rates and incorrectly factor costs for construction, development, land acquisition and price of components (including due to increase in duties and other levies), the economics of our bid may be affected and the project may become economically unviable. Further, competition may force us bid for the lower tariffs which may impact our IRR levels. Coupled with an expected surplus in solar power capacity in India, such developments could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

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

Furthermore, technological progress in conventional forms of electricity generation or the discovery of large new deposits of conventional fuels could reduce the cost of electricity generated from those sources or make them more environmentally friendly. Demand for renewable energy may also be adversely impacted by public perceptions of the direct and indirect benefits of adopting renewable energy technology as compared against using conventional forms of electricity generation. As a result, demand for electricity from renewable energy sources may reduce rendering our projects uncompetitive which may affect our business, financial condition, cash flows and prospects.

Our operations have inherent safety risks and hazards that require continuous oversight.

Our results depend on our ability to identify and mitigate the risks and hazards inherent to operating in the power generation and transmission industry. We seek to minimise these operational risks by carefully installing and maintaining our equipment and conducting our operations in a safe and reliable manner. However, failure to manage these risks effectively could impair our ability to operate and result in unexpected incidents, including structural collapse, equipment failure, fire and industrial accidents including due to electrocution, working at height and handling heavy equipment. These and other hazards, including natural disasters, can cause or result in personal injury or death, damage to and destruction of property, plant and equipment and disruption or suspension of operations.

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

We are subject to a number of anti-corruption laws, including the Foreign Corrupt Practices Act or “FCPA” of the United States, the Bribery Act 2010, or “Bribery Act,” of the United Kingdom and the Prevention of Corruption Act, 1988 in India. The current and future jurisdictions in which we operate our business may have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Any failure to comply with anti-corruption laws applicable to us could result in fines, penalties, criminal sanctions on our officers, disgorgement of profits and prohibitions on doing business, which could harm our reputation and business, financial condition, results of operations and prospects. Any violations of these laws (including other U.S. laws and regulations as well as non-U.S. and local laws), regulations and procedures by our personnel, vendors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on activities and adversely affect our business, financial condition, cash flows and results of operations.

Further, any non-compliance in such acts and regulations may adversely affect our reputation and could cause some of our investors to sell their interests in our Company to be consistent with their internal investment policies or to avoid reputational damage, and some investors might forego the purchase of our equity shares, all of which may adversely impact the market prices of our Class A ordinary Shares and Warrants. Moreover, we may face increased scrutiny from regulators and stakeholders, which could lead to additional compliance costs and operational disruptions. The potential for reputational harm and financial penalties might also hinder our ability to secure new business opportunities and partnerships, affecting our growth prospects and competitive position.

Material weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition and results of operations and our ability to operate our business.

While we manage regulatory compliance by monitoring and evaluating our internal controls to ensure that we follow all relevant statutory and regulatory requirements, there can be no certainty that deficiencies in our internal controls and compliances will not arise, or that we will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in our internal controls, in a timely manner or at all. We are exposed to operational risks arising from inadequacy or failure of internal processes or systems. Our growth may outpace these internal controls resulting in exposure to various risks. In addition, we are exposed to risk associated with fraud or misconduct of our employees. While we incur significant accounting and auditing expenses and spend significant management time complying with the requirements to evaluate and test our internal controls, we may not be safeguarded against all fraud or misconduct by employees or outsiders, unauthorised transactions by employees and operational errors. Employee or executive misconduct could also involve the improper use or disclosure of confidential information or data breach or other illegal acts, which could result in regulatory sanctions and reputational or financial harm, including harm to our brand.

As discussed in Item 15 “Controls and Procedures,” in connection with our assessment of internal control over financial reporting for Fiscal 2023, we concluded that there were material weaknesses pertaining to: delayed performance of review controls and absence of adequate evidence with respect to operation of review controls, including those related to significant estimates and financial statement close process, such as control attributes, the precision levels applied, and completeness and accuracy of data and reports used; and inadequate segregation of duties for recording and review of manual journal entries. These deficiencies were successfully remediated during the year ended March 31, 2024. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, the Company’s management continually improves, simplifies and rationalises the Company’s internal control framework where possible. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations and/or our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

The loss of any of our senior management or key employees may adversely affect our ability to conduct business and implement our strategy.

We depend on our management team and the loss of any key executives could adversely impact our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the renewable energy industry is relatively new in India, there is a scarcity of skilled personnel with experience in the industry. If we lose a member of our management team or a key employee, we may not be able to replace him or her. Integrating new executives into our management team and training new employees with no prior experience in the renewable energy industry could prove disruptive to our operations, require a disproportionate number of resources and management attention which may ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under-development projects on schedule and within budget, which may adversely affect our business and strategy implementation.

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

By its order dated April 21, 2022, the Supreme Court directed the installation of bird diverters on overhead transmission lines in specified priority areas by July 20, 2022, and instructed the Central Electricity Authority to set quality standards for these bird diverters in consultation with an appointed committee. An application to modify these directions was filed by the Wind Independent Power Producers Association, and the Supreme Court adjusted its directive to place all transmission lines underground, allowing for modifications based on the relevant needs of the Great Indian Bustard. The Court appointed a new 9-member Expert Committee to assess the feasibility and extent of overhead and underground electric lines in the Priority Area. The Expert Committee must submit its report to the Supreme Court by July 31, 2024. The directive, as adjusted, narrows the requirement to place all transmission lines underground, meaning only certain portions will need to be underground based on the Expert Committee’s recommendations. The petition before the Supreme Court is still pending. For more details, refer to the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements.

As of March 31, 2024, we had total borrowings (which consisted of long-term interest-bearing loans and borrowings including current maturities of long-term interest-bearing loans and borrowings and short-term interest- bearing loans and borrowings) of Rs. 647,316 million (including compulsorily convertible debentures of Rs. 18,536 million). We expect to continue to finance a significant portion of our project development costs with debt financing. Our ability to meet payment obligations under our outstanding debt depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control, such as, the general condition of global equity and debt capital markets, economic and political conditions and development of the renewable energy sector. If we are unable to generate sufficient cash flow to satisfy our debt obligations or other liquidity needs, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There is no certainty that any refinancing or restructuring of debt would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realised from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms may result in default on our debt obligations and make it more difficult for us to obtain financing in the future, which in turn would materially and adversely affect our financial condition and results of operations.

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

We recognised goodwill of Rs. 11,596 million as of March 31, 2024. Goodwill has an indefinite life under IFRS. This amount is allocated to our cash generating units or groups of cash generating units, which, if they contain goodwill, are tested at least annually for impairment or more frequently when there is an indication that the units may be impaired. If the recoverable amount of the cash generating unit is less than it carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

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

We are involved in various tax and legal proceedings that may cause us to incur significant fees, costs and expenses and may result in unfavourable outcomes.

We are involved in various tax and legal proceedings that involve claims for various amounts of money or how we conduct our business. Such proceedings could divert our management’s time and attention and consume financial resources. As of March 31, 2024, we had disputes with various tax authorities, including the commercial taxes departments of certain states, concerning, among other things, income tax and entry tax. We are also involved in certain disputes with off-takers, including in relation to the recovery of overdue payments from our off -takers and delay in setting up of projects and supply of electricity. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India relating to us may result in legal proceedings from time to time. We have ongoing disputes with certain of our off-takers in connection with claims for increased tariffs due to “change in law,” “force majeure events” and others. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

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

The Company regularly receives notices from various authorities regarding its business operations. We carefully track these notices and generally respond in a timely manner. However, there is a risk that some notices may not be responded to in timely/adequate manner, due to various internal and external reasons. These reasons may include delayed receipt or receipt of notices at an incorrect office address or delay due to internal assessment and document collation to verify facts, strategise and adequately respond to such notices. This may result in adverse impact to the Company in the nature of fines, penalties, and / or sanctions.

Unfavourable outcomes or developments relating to these proceedings, could have a material adverse effect on our business, financial condition and results of operations. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

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

We attempt to maintain the latest international technology standards and the technology requirements for our business. However, the technology relevant to our business is continuously evolving. Some of our existing technologies and processes in the wind, solar including solar cell and module manufacturing, and hydro energy business may become obsolete or perform less efficiently compared to newer and better technologies and processes. Currently, many of our plants utilise older technologies, and while we are actively working on adapting and developing newer technologies, the transition is ongoing and may not be completed in the time frames or within the economic terms we have anticipated. Further, we may not be able to access newer technologies at competitive prices or at all, which may restrict us from participating in bids competitively.

The cost of upgrading to these new technologies and processes, along with the potential need to retrofit or replace existing systems, can be substantial. The cost of upgrading or implementing new technologies, upgrading our existing equipment, or expanding capacity could be significant and may adversely affect our results of operations if we are unable to pass on such costs to our off-takers. The development and implementation of such technology entail technical and business risks and significant costs of implementation. Failure to respond to technological changes effectively and timely may adversely affect our business, results of operations, hinder our ability to secure future projects, and adversely impact our long-term financial performance and growth prospects.

In addition, we may adopt new technologies such as peak power supply, round the clock supply and storage services for growth and cost effectiveness. We could face difficulties implementing and integrating new technologies, on account of substantial time and effort for adoption, stabilization and unbudgeted cost escalations. Any failure to successfully deploy new technologies may limit our ability to grow our business.

We may not be able to adequately protect our intellectual property rights, including the use of the “ReNew” name and the associated logo, which could harm our competitiveness.

We have obtained the trademark registration for the “ReNew” marks and logos under various classes in India and the United Kingdom. We have also applied for the “ReNew” marks and logos under various classes in the United States. These applications are in currently at different stages and may or may not fructify into successful registrations. We believe that the use of our name and logo is vital to our competitiveness and success and for us to attract and retain our customers and business partners. Any improper use or infringement by any party could adversely affect our business, financial condition and results of operations. Furthermore, some of our applications for the registration of trademarks under various classes have been refused in the past, and to the extent our current pending applications are refused, we may be unable to adequately protect our trademarks. There is no assurance that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

In the ordinary course of our business, we enter into transactions with related parties. While we believe that all such transactions have been conducted on an arm’s length basis, there can be no assurance that we could not have achieved more favourable terms if such transactions had not been entered into with related parties. Furthermore, it is likely that we will continue to enter into related party transactions in the future. There can be no assurance that these or any future related party transactions that we may enter into, individually or in the aggregate, will not have an adverse effect on our business, financial condition and results of operations. Further, the transactions with our related parties may potentially involve conflicts of interest. Additionally, there can be no assurance that any dispute that may arise between us and related parties will be resolved in our favour.

Our results of operations and cash flows could be adversely affected by strikes, work stoppages or increased wage demands by our employees or any other kind of disputes with our employees.

As of March 31, 2024, we had 3,988 full-time employees. While we have not had any instances of strikes or lock -outs since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labour necessary to complete such assignments. Although we do not engage these labourers directly, we may be held responsible for wage payments to labourers engaged by contractors should the contractor’s default on wage payments. The occurrence of such events could materially adversely affect our business, prospects, financial condition, cash flows and results of operations.

Fluctuations in foreign currency exchange rates may adversely affect our expenditures and could result in exchange losses.

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

While we have hedged our external commercial borrowings and our costs denominated in foreign currency against currency fluctuations, changes in exchange rates may still adversely affect our results of operations and financial condition. Any amounts spent to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations. There is no assurance that we will be able to reduce our foreign currency risk exposure, through the hedging transactions we have already entered into or will enter into, in an effective manner, at reasonable costs, or at all.

Natural and catastrophic events and terrorist attacks may reduce energy production below our expectations.

A natural disaster, severe weather conditions or an accident that damages or otherwise adversely affects any of our operations could materially and adversely affect our business, financial condition and results of operations. Severe floods, lightning strikes, earthquakes, extreme wind conditions, severe storms, wildfires, adverse monsoons and other unfavourable weather conditions (including those from climate change) or natural disasters could damage our property and assets or require us to shut down plants or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity production levels and revenues from operations. In addition, catastrophic events such as explosions, terrorist acts or other similar occurrences could result in similar consequences or in personal injury, loss of life, environmental danger or severe damage to or destruction of the projects or suspension of operations, in each case, adversely affecting our ability to maintain and operate the projects and decreasing electricity production levels and revenues from operations. Further, any social unrest or local law and order issues arising from our operational activities may lead to business disruption and reputational loss. Any of these events could adversely affect our business, financial condition, cash flows, results of operations and prospects.

In addition, India, the United States or other countries from where we import equipment may enter into armed conflict or war with other countries or extend pre-existing hostilities. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighbouring countries. Military activity or terrorist attacks or concerns regarding regional stability, could adversely affect the economy by, for instance, disrupting communications and supply chains. Such events could also create a perception that investments in companies involve a higher degree of risk. This, in turn, could adversely affect customer confidence in the economy on the markets for our solutions and on our business.

Further, global markets are currently operating in a period of economic uncertainty, volatility and disruption as the armed conflicts between Russia and Ukraine, and Israel and Palestine continue. Such armed conflict and the effect of the resulting economic sanctions imposed on these countries and certain citizens and enterprises thereof, as well as the potential responses to such sanctions or any further sanctions, could have an adverse effect on the global economy and are highly uncertain and difficult to predict. As a result, many entities outside the conflict region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large -scale business disruptions potentially give rise to liquidity issues for certain entities and there may also be consequential impacts on the credit quality of some suppliers. As of the date of this Report, while we are not directly involved in the region and, therefore, our exposure to these countries is limited, considering the uncertainties surrounding the impact of the conflict on global economy, we are unable to estimate the extent of any potential effects of the conflict or any escalation of the conflict on our business, results of operation, cash flows or financial condition.

Our business could be adversely affected by security threats, including cybersecurity threats and system failures.

As a renewable energy utility company, we face security threats, including cybersecurity threats to gain unauthorised access to sensitive information, to misappropriate financial assets or to render data or systems unusable; threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as evacuation grids and interconnection facilities. The potential for such security threats has subjected our operations to increased risks that could have a material adverse effect on our business. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of financial assets, sensitive information, critical infrastructure or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.

Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorised access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorised release of confidential or otherwise protected information, and corruption of data. Risk could arise from system defects, such as failures, faults, or incompleteness in computer operations, or illegal or unauthorised use of computer systems. For example, the recent Microsoft outage severely impacted business operations across different industries. These events could lead to financial losses, loss of business or potential liability and may even lead to our projects coming to a complete standstill.

Further, we depend on various external vendors for certain elements of our operations and are exposed to the risk that external vendors or service providers may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of operational errors by their respective employees) and the risk that their (or their vendors) business continuity and data security systems prove to be inadequate. If our external vendors or service providers fail to perform any of these functions, it could materially and adversely affect our business, cash flows and results of operations.

The solar industry may experience periods of structural imbalance between global PV module supply and demand that result in periods of pricing volatility. If our competitors reduce module pricing to levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if global demand for PV modules decreases relative to installed production capacity, cash flows, our business, financial condition, and results of operations could be adversely affected.

In the aggregate, manufacturers of solar cells and modules have significant installed production capacity, relative to global demand, and the ability for additional capacity expansion. We believe the solar industry may from time-to-time experience periods of structural imbalance between supply and demand, and that excess capacity will continue to put pressure on pricing. There may be additional pressure on global demand and average selling prices in the future resulting from fluctuating demand in certain major solar markets, such as China. If our competitors reduce module pricing to levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if global demand for PV modules decreases relative to installed production capacity, our business, financial condition, cash flows and results of operations could be adversely affected.

Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.

We perform a variety of module quality and life tests under different environmental conditions upon which we base our assessments of future module performance over the duration of the warranty. However, if our solar modules perform below expectations, we could experience significant warranty and related expenses, damage to our market reputation, and erosion of our market share. With respect to our modules, we provide a limited warranty covering defects in materials and workmanship under normal use and service conditions for up to 12 years. We also typically warrant those modules installed in accordance with agreed-upon specifications will produce at least 98% of their labelled power output rating during the first year, with the warranty coverage reducing by a degradation factor every year thereafter throughout the limited power output warranty period of up to 25 years to 30 years based on geography of the contract. Among other things, our solar module warranty also covers the resulting power output loss from cell cracking.

If any of the assumptions used in estimating our module warranties prove incorrect, we could be required to accrue additional expenses, which could adversely impact our financial position, operating results, and cash flows. Although we have taken significant precautions to avoid a manufacturing excursion from occurring, any manufacturing excursions, including any commitments made by us to take remediation actions in respect of affected modules beyond the stated remedies in our warranties, could adversely impact our reputation, financial position, operating results, and cash flows.

Our solar modules could suffer various failures, including breakage, delamination, corrosion, or performance degradation in excess of expectations, and our manufacturing operations or supply chain could be subject to materials or process variations that could cause affected modules to fail or underperform compared to our expectations. These risks could be amplified as we implement design and process changes in connection with our efforts to improve our products and accelerate module wattage as part of our long-term strategic plans. In addition, if we increase the number of installations in extreme climates, we may experience increased failure rates due to deployment into such field conditions. Any widespread product failures may damage our market reputation, cause our net sales to decline, require us to repair or replace the defective modules or provide financial remuneration, and result in us taking voluntary remedial measures beyond those required by our standard warranty terms to enhance customer satisfaction, which could have material adverse effect on our operating results and cash flows

The majority of our manufacturing equipment is sourced from China and Europe. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.

The majority of our manufacturing equipment is sourced from China and Europe, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of equipment fails, production along the entire production line could be interrupted. In addition, the failure of our equipment manufacturers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion or conversion plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results and cash flows.

Several of our key raw materials and components, and manufacturing equipment are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays, especially as we expand or seek to expand our business, and/or impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules, or increase our manufacturing costs. Several of our key raw materials and components, and manufacturing equipment are either single-sourced or sourced from a limited number of suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and / or on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, reductions in our production volume may put pressure on suppliers, resulting in increased material and component costs.

Our failure to effectively manage module manufacturing production costs and selling costs, including costs related to raw materials which are majorly imported, and logistics services and exchange rate fluctuations, could render our solar modules uncompetitive and reduce our net sales, profitability, and/or market share.

Certain of our key raw material purchase contracts include variable pricing terms, which are driven by underlying indices for certain commodities, including aluminium, steel, and natural gas, among others. Fluctuations in such underlying commodity indices may increase our raw material costs. Additionally, an increase in price levels generally, such as inflation related to the cost of raw materials, key manufacturing equipment, labour, and logistics services and exchange rate fluctuations, could adversely impact our profitability.

A disruption in our supply chain for key raw materials, or equipment could interrupt or impair our ability to manufacture solar modules and could adversely impact our profitability and long-term growth prospects.

Our supply chain could be limited if any of our current or future suppliers fail to perform or are unable to acquire an adequate supply in a timely manner or at commercially reasonable prices. If our current or future suppliers cannot obtain sufficient raw materials or key equipment, they could substantially increase prices or be unable to perform under their contracts. Additionally, we may also be unable to effectively manage fluctuations in the availability and cost of logistics services associated with the procurement of raw materials or equipment used in our manufacturing process. If we are unable to pass such cost increases to our customers, a substantial increase in prices or any limitations or disruptions in our supply chain could adversely impact our profitability and long-term growth objectives.

Risks Relating to India

Our ability to acquire land may be subject to governmental policies.

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

India has a mixed economy with a large public sector and an extensively regulated private sector. The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and there is no assurance that such liberalization policies will continue. The GoI in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, determined the allocation to businesses of raw materials and foreign exchange and reversed their policies of economic liberalization. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be adversely affected by such developments. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on our operations and our financial condition, cash flows and results of operations.

Our long-term growth is also dependent upon the targets set by the GoI for renewable energy. Any significant change in the government policy, a reduction in the targets set by the GoI for renewable energy or a failure to meet the GoI’s targeted installed capacity may result in a slowdown in our growth opportunities and adversely affect our ability to achieve our long-term business objectives, targets and goals. For example, as per the Electricity Act, the state distribution companies in India are required to procure minimum prescribed energy from renewable energy sources in the form of renewable purchase obligation. In the past, most of the states have been in non-compliance with the obligation to purchase such minimum amount of energy produced from renewable energy sources, on account of low penalties associated with such non-compliance. However, the revised RPO notification announced in 2023 which is enforceable under the Energy Conservation Act 2001 (EC), is expected to lead to significant penalties for non-compliance. Nevertheless, there may still be an adverse impact on our profitability if, despite the increase in penalties certain entities remain non-compliant.

The course of market interest rates continues to be uncertain due to high inflation, the increase in the fiscal deficit and the GoI’s borrowing program. Any continued or future inflation because of increases in prices of commodities such as crude oil or otherwise, may result in a tightening of monetary policy and could materially and adversely affect our business, financial condition, cash flows and results of operations. Any increase in interest rates or reduction in liquidity could adversely impact our business.

Our business is dependent on the regulatory and policy environment affecting the renewable energy sector in India.

The regulatory and policy environment in which we operate is evolving and subject to periodic change, and our business, results of operations, cash flows and prospects and financial performance could be adversely affected by any unfavourable changes in or interpretations of existing laws, or implementation of new laws. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy in the jurisdictions in which we operate, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our business currently or in the future.

For example, under the General Network Access Regulations 2022, we have sought certain reliefs and appropriate directions from the Commissions, which are currently pending. Similarly, Company, through Wind Independent Power Producers Association (“WIPPA”) has challenged the levy of penalty under the Central Electricity Regulatory Commission (Deviation Settlement Mechanism and Related Matters) Regulations, 2022. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

Our business and financial performance could be adversely affected by any change in laws or interpretation of existing, or the promulgation of, laws, rules and regulations applicable to us. There can be no assurance that the GoI will not implement new regulations and policies which will require us to obtain additional approvals and licences from the government and other regulatory bodies or impose onerous requirements and conditions on our operations, which could result in increased compliance costs as well as divert significant management time and other resources. For instance, KERC's order reducing the banking period for renewable generators from one year to six months was overturned by APTEL. This decision has been challenged by distribution licensees in the Supreme Court, where the case is currently pending. Such events are frequent in renewable energy industry and power producers, like us, are always exposed to such modifications from time to time.

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The GoI and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favourable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly wind, solar and hydro energy, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects. The GoI has accorded renewable energy “must-run” status, which means that any renewable power that is generated must always be accepted by the grid. However, certain state utilities may order the curtailment of renewable energy generation despite this status and there have been instances of such orders citing grid safety and stability issues being introduced in the past. This may occur as a result of the state electricity boards purchasing cheaper power from other sources or transmission congestion owing to a mismatch between generation and transmission capacities. There can be no assurance that the Government of India will continue to maintain the “must-run” status for renewable energy or that the state electricity boards will not make any orders to curtail the generation of renewable energy.

With regard to group captive matters, the company has to follow the proportionality principle for its past and future projects, as laid down by the Supreme Court in the matter of M/s Dakshin Gujarat Vij Company Limited v. Ms. Gayatri Shakti Paper and Board limited and others. In accordance with this order, the Supreme Court overruled the order laid down by APTEL in Tamil Nadu Power Producers Association v. Tamil Nadu Electricity Regulatory Commission and others. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

The Company and its subsidiaries have secured Long Term Access (“LTA”) for transmission of energy from its wind power projects under various power purchase agreement(s), and signed various LTA Agreements, in accordance with the regulations. However, the Company has received demand notices seeking payment of LTA charges calculated from the date of operationalization of the respective LTA despite the projects not being commissioned on account of delay / termination on account of Force Majeure Events and the Company and its subsidiaries have filed petitions before the Central Electricity Regulatory Commission (“CERC”), seeking alignment of the LTA start date with the actual date of commissioning of the project and for cases where the associated project has been terminated on account of force majeure - a declaration that the Company/its subsidiary is exempted from paying LTA charges for such terminated capacity on account of force majeure. Following the order of CERC, the Company has filed an appeal in APTEL regarding the alignment of LTA with the scheduled commencement of operation date. Recently, in the said pending cases of other developers, APTEL has granted an interim stay against recovery of transmission charges by CTUIL subject to partial payment as directed by the Tribunal. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

Such regulatory changes, through various forums including the order of the Supreme Court may adversely impact our financial performance and require significant management resources to address the issues. Additionally, such evolving laws and new regulations may impose additional approvals and onerous conditions, further straining our resources and affecting our business operations.

The GoI had also removed the upper ceiling on tariffs for solar power bids to facilitate greater participation. Further, pursuant to its priority sector lending scheme classification, the Reserve Bank of India increased the cap of bank loans to Rs. 300 million for borrowers that are generators of solar, biomass, wind, micro- hydro power and for renewable energy based public utilities in order to increase liquidity in the renewable energy sector. In order to boost the Indian economy, the Government of India also proposed the production linked incentive scheme through which 14 critical sectors would benefit from incentives to enhance manufacturing capabilities and exports. These critical sectors include high -efficiency solar photovoltaic modules and advanced chemistry cell batteries, which may boost our business prospects. However, there is no assurance that the GoI or the state governments will give effect to such incentives in future which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

We benefit from a number of other government incentives, including; preferential charges on transmission, wheeling and banking facilities; generation-based incentives schemes for certain wind power assets; tax holidays; and availability of accelerated depreciation for wind and solar power assets. There is no assurance that the GoI and state governments will continue to provide incentives and allow favourable policies to be applicable to us, and these incentives may be available for limited period.

For instance, the Ministry of Power has currently waived inter-state transmission charges until June 30, 2025 subject to certain conditions. However, we may face a reduction in the incentives for wind and solar projects once such waiver is lifted. Changes to government policies curtailing renewable energy generation may adversely affect our business. If governmental authorities stop supporting, or reduce or eliminate their support for, the development of renewable energy projects, it may become more difficult to obtain financing, our economic return on certain projects may be reduced and its financing costs may increase. A delay or failure by governmental authorities to administer incentive programs in a timely and efficient manner could also adversely affect our ability to obtain financing for its projects. These may, in turn, materially and adversely affect our business, financial condition, cash flows, results of operations and prospects.

Environmental obligations and liabilities could have a substantial negative impact on our business, financial condition, cash flows and results of operations.

Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local, and international levels. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the clean-up of contaminated sites, and occupational health and safety. As we expand our business into foreign jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, clean-up costs, or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We face uncertainty of title to our land. If we are unable to identify or cure any defects or irregularities with respect to title to such land, our business and operations may be adversely affected.

Property records in India are generally maintained at the state and district level and are updated manually through physical records. Therefore, all land related documents and may not be available online for inspection or updated in a timely manner. This could result in investigations into property records taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them. Land records are often handwritten, in local languages and not legible, which makes it difficult to ascertain the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. In certain instances, there may be a discrepancy between the extent of the areas stated in the land records and the areas stated in the title deeds, and the actual physical area of some of lands on which our projects are constructed or proposed to be constructed. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favour of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. Any misrepresentation with respect to title by third parties from whom we purchase land may render such land liable to confiscation and action by other parties who may claim ownership of such land. As a result, potential disputes or claims over title to the land on which our projects are developed or used for operations or will be constructed may arise.

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

We are subject to various labour laws, regulations and standards in India. Non-compliance with and changes in such laws may adversely affect our business, results of operations, cash flows and financial condition.

We are required to comply with various labour and industrial laws in India, which include the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labour (Regulation and Abolition)Act, 1970 and the Payment of Wages Act, 1936 in India. The GoI had approved the enactment of the Social Security Code 2020, the Occupational Safety, Health and Working Conditions Code 2020 and the Industrial Relations Code 2020. The three new codes have been enacted to abridge, rationalise and consolidate Indian central labour laws. The GoI has also approved implementing the Code on Wages, 2019 alongside the three new labour codes. The Code on Wages, 2019 proposes to subsume four existing laws—the Payment of Wages Act, 1936, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Equal Remuneration Act, 1976. The new codes, when implemented, will introduce several new changes, such as introducing a single registration and licence for Indian companies, increasing threshold for applicability of certain laws for factories, increase in threshold for engaging contract workers, and government approval for retrenchment (termination) of workers. There is no assurance that our costs of complying with current and future labour laws and other regulations will not adversely affect our business, results of operations or financial condition. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines and, which may lead us to stop operations which could have an adverse impact on our operations.

Global economic conditions and trade conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may adversely affect the market price of securities of companies located in other countries, including India. Adverse economic developments, such as rising fiscal or trade deficits, or a default on national debt, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices and events such as the COVID-19 pandemic, the war in Ukraine and Israel and Palestine have impacted the macro-economic conditions. Further, worldwide financial instability could have an adverse impact on the Indian economy, including the adverse foreign exchange rates and higher interest rates. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

The geopolitical situation between China and rest of the world including India, as well as broader international dynamics, poses significant risks to our renewable energy business. Tensions between China and India have led to regulatory changes and trade restrictions, impacting the import of crucial components like Solar PV modules, cells, and other solar equipment from China. Any escalation in these tensions could result in further restrictions, increased tariffs, or even bans on imports, severely disrupting our supply chain. Given that a substantial portion of our raw materials and components are sourced from China, these disruptions could lead to project delays, increased costs, and difficulty in maintaining competitive pricing etc. Additionally, shifting global trade policies and alliances could further complicate our ability to secure necessary materials, impacting our operational efficiency and long-term strategic planning. Such geopolitical uncertainties could adversely affect our ability to complete projects on time and within budget, ultimately adversely affecting our financial performance and market position.

Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business, cash flows and results of operations.

India’s sovereign rating is Baa3 with a “Stable” outlook (Moody’s), BBB- with a “positive” outlook (S&P) and BBB- with a “stable” outlook (Fitch). Any adverse revisions to India’s credit ratings by international rating agencies may adversely affect our ratings, terms on which it is able to finance capital expenditure or refinance any existing indebtedness. This could adversely affect our business, financial condition, results of operations, cash flows and prospects.

A judgment of a foreign court may not be able to be enforced against us, certain of our directors or our key management, except by way of a suit in India on such judgment.

Substantially all of the Group’s operating subsidiaries are incorporated under the laws of India, some of our directors and substantially all of our key management personnel are residents of India and substantially all of our assets are located in India. As a result, it may not be possible to effect service of process upon such persons outside India, or to enforce judgments obtained against such parties outside India. In India, recognition and enforcement of foreign judgments are provided for under Section 13 and Section 44A of the Civil Code on a statutory basis. Section 13 of the Civil Code provides that a foreign judgment to which this section applies shall be conclusive regarding any matter directly adjudicated upon, except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognise the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law then in force in India. Under the Civil Code, a court in India shall, upon the production of any document purporting to be a certified copy of a foreign judgment, presume that the judgment was pronounced by a court of competent jurisdiction unless the contrary appears on record.

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

As of March 31, 2024, India’s foreign exchange reserve was US$ 645.58 billion. A sharp decline in these reserves could result in reduced liquidity, increased hedging costs and higher interest rates in the Indian economy.

Reduced liquidity, increased hedging costs or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favourable terms or at all.

Changes in the taxation system in India could adversely affect our business.

Our operations, profitability and cash flows could be adversely affected by any unfavourable changes in central and state-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including income tax, goods and service tax, (“GST”) in India, or by any unfavourable interpretation taken by the relevant taxation authorities and/or courts and tribunals in India. Any amendments to Indian tax laws could adversely affect our operations, profitability and cash flows. For example, the GoI levied GST on renewable energy devices as well as on service of construction for solar power plant and wind operated electricity generators.

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

Further, as per the Income Tax Act, 1961, a company incorporated outside India is to be treated as a resident in India if its place of effective management, or “POEM” is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are, in substance, made. If a company incorporated outside India is treated as a resident in India, global income of such company would be taxable in India at the rate of 40 % plus applicable surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024).

Separately, if a foreign company carries on any of its business activities in India through its employees or agent or any other personnel, such foreign company could be deemed to have taxable presence (Permanent Establishment or Business Connection) in India, in which case, income of the foreign company attributable to its India presence would be taxed on a net basis in India at 40% plus applicable surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024), subject to benefit, if any, under applicable double taxation avoidance agreements.

Capital gain arising on transfer of unlisted shares in an Indian company is taxable in the hands of foreign company at 10 % plus applicable surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 12.5% plus applicable surcharge and cess with effect from 23 July 2024) if such shares have been held for a period of more than 24 months, otherwise at 40 % plus applicable surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024), subject to benefit, if any, under applicable agreements. Indexation of cost of acquisition may not allowed to such foreign shareholders. Any further upstreaming of funds by the foreign company to its shareholders by way of dividend in cash should not be subject to tax in India.

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

Indian resident shareholders exiting from a foreign company either by way of redemption or sale of shares would be liable to capital gains tax at 20% (with cost indexation benefit) plus applicable surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 12.5% without cost indexation benefit plus applicable surcharge and cess with effect from 23 July 2024) where the shares have been held for a period of more than 24 months, otherwise at the applicable tax rates.

Under the Income Tax Act of India, interest income paid by the Company to non-resident investors on long -term bonds (until June 30, 2023) are subject to tax at the rate of 5% (plus applicable surcharge and health and education cess), subject to satisfaction of prescribed conditions.

Where the above beneficial rates are not available, interest income will be taxed in the hands of non-resident investors at rates varying from 20-35% (plus applicable surcharge and cess), depending on the nature of debt. Non-resident investors may claim benefit of the applicable tax treaty, if any, in respect of such interest income.

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

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect, or cause significant volatility in, the market price of our Class A Ordinary Shares and Warrants. Separately, if we are unable to operate as profitably as investors expect, the market price of our Class A Ordinary Shares and Warrants will likely decline when it becomes apparent that the market expectations may not be realised. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A Ordinary Shares and Warrants and increase fluctuations in earnings from them. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the renewable energy industry.

The rights of the holders of Class C Ordinary Shares are different with respect to voting and conversion rights.

Holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders generally, while holders of Class C Ordinary Shares are not entitled to vote on such matters. Subject to the ReNew Global Articles, a Class C Ordinary Share may be automatically re-designated as one Class A Ordinary Share when transferred under certain circumstances however, a transferee may continue to hold Class C Ordinary Shares if the conditions of re-designation under the ReNew Global Articles are not met. The Class C Ordinary Shares are not listed and there is no public market for such shares. Consequently, the holder of Class C Shares may not be able to sell any Class C Ordinary Shares that it acquires at the prevailing market price of the Class A Ordinary Shares or at any other price or at the time that it would like to sell them.

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

We may issue additional securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or a Founder Investor Put Financing Issuance under the terms of the Registration Rights, Coordination and Put Option Agreement (for details, see the section titled “Related Party Transactions — Registration Rights, Coordination and Put Option Agreement” under Item 7.B) without further shareholder approval, in a number of circumstances. Pursuant to a Founder Investor Put Financing Issuance, we may issue up to 11,437,725 additional Class A Ordinary Shares to finance the purchase of ReNew India Ordinary Shares held by the Founder Investors.

•
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

In case of any negative media coverage or if securities or industry analysts do not publish research, publish inaccurate or unfavourable research or cease publishing research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly.

The market for our Class A Ordinary Shares and Warrants will depend in part on the media coverage and the research/ reports that securities/ industry analysts publish about us or our business. In the event of negative media coverage or analysts who cover our Company downgrade their opinions about our Class A Ordinary Shares and Warrants, publish inaccurate or unfavourable research about us or our industry, or cease publishing about us or our industry regularly, demand for our Class A Ordinary Shares and Warrants could decrease, which might cause the market price of our Class A Ordinary Shares and Warrants, and trading volume to decline significantly.

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

Subject to certain limited exceptions, the U.K. Companies Act generally provides shareholders with pre-emption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these pre-emption rights to be disapplied by the ReNew Global Articles or a special resolution of our shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of pre-emption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

Subject to certain limited exceptions, the U.K. Companies Act generally prohibits a public limited company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be provided for a maximum period of up to five years.

There can be no assurance that circumstances will not arise that would cause such shareholder approvals in respect of the authorization of the allotment of shares, disapplication of pre-emption rights, or repurchase of shares, not to be obtained, which would affect our capital management.

English law requires that we meet certain additional financial requirements before we can declare dividends or repurchase shares.

Under English law, we will (among other restrictions) be able to declare dividends, make distributions or repurchase shares only out of profits available for distribution, being our accumulated, realised profits, to the extent not previously utilised by distribution or capitalization, less our accumulated, realised losses, to the extent not previously written off in a reduction or reorganization of capital duly made.

Dividends are authorised and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including:

•
Cash available for distribution;
•
Our results of operations and anticipated future results of operations;
•
Our financial condition, especially in relation to the anticipated future capital needs of our properties;
•
The level of distributions paid by comparable companies;
•
Our operating expenses; and
•
Other factors our Board of Directors deems relevant.

Additionally, our Board of Directors has authorised a $250 million share repurchase program, of which approximately $11 million of repurchase authority remained as of March 31, 2024. Our share repurchase program does not obligate us to acquire a specific number of shares during any period, and our decision to commence, discontinue or resume repurchases in any period will depend on the same factors that our Board of Directors may consider when declaring distributions, among others.

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

The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favourable for disputes with the Company or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our ReNew Global Articles to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

A change in our tax residency could have an adverse effect our future profitability and cash flows and may trigger taxes on dividends or exit charges.

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

We regularly access the Indian and international bonds and non-convertible debentures market, allowing us to raise funds from a range of institutional investors. From 2017 until March 2024, we raised over $3.9 billion through overseas dollar bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s. Any adverse revisions to these ratings by rating agencies may adversely affect the terms on which we are able to raise new funds and refinance existing borrowings. This could adversely affect our business, financial condition, cash flows and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

ReNew Energy Global Plc is a public limited company incorporated under the laws of England and Wales (company number 13220321) as a private limited company on February 23, 2021, and re-registered as a public limited company on May 12, 2021.

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 15.64 GWs of total capacity as of May 31, 2024, is one of the largest globally. We are one of the largest utility-scale renewable energy solutions providers in India. We operate wind, solar and hydro energy projects in India and as of May 31, 2024, we had a total operational capacity of 9.52 GW, out of which 8.87 GW is commissioned and 650 MW is generating pre-commissioning revenue through sales in the merchant market, and an additional 6.12 GW of committed capacity. In addition to being one of the largest independent power producers in India, we provide clean energy solutions and value-added energy offerings through digitalization, storage, and carbon market services that increasingly are integral to addressing climate change. We were founded in 2011 and are committed to driving change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a commissioned and committed capacity of 15.64 GW across nine states in India as of May 31, 2024. As of May 31, 2024, the Company has signed approximately 2.2 GW of contracts subsequent to the year ended March 31, 2024.

Our total income has grown from Rs. 69,195 million in the year ended March 31, 2022, to Rs. 96,531 million in the year ended March 31, 2024.

See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B for a description of our capital expenditure and section titled “Liquidity and Capital Resources — Indebtedness” under Item 5.B for a description of our indebtedness.

ReNew Global’s registered office is C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, United Kingdom. The Company’s principal operational office in India is C/O ReNew, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India, Telephone: (+91) 124 489 6670. ReNew Global’s principal website address is https://renew.com/. We do not incorporate the information contained on, or accessible through, ReNew Global’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov.

B. Business Overview

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 15.6 GWs on a gross basis as of May 31, 2024, is one of the largest globally. We are one of the largest utility- scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of May 31, 2024, we had a total operational capacity of 9.52 GW, out of which 8.87 GW is commissioned and 650 MW is generating pre-commissioning revenue through sales in the merchant market, and an additional 6.1 GW of committed capacity. In addition to being one of the largest independent power producers in India, we provide end-to-end solutions in the areas of clean energy, value- added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. During the year, we signed Memorandum of Understandings (MoU) with various financial institutions such as PFC, REC, and ADB to the tune of ~$13 bn to enable financing of RE projects. We also signed an MoU with JERA for evaluating investments in green hydrogen. In addition, during the year, Gentari purchased a 49% equity stake in our 403 MW Peak Power project and we also signed a MOU with Gentari for a joint investment in renewable energy projects of up to 5 GW.

Our projects are based on proven wind, solar and storage technologies, typically covered under long-term PPAs with creditworthy offtakers including central government agencies, state electricity utilities and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA (Abu Dhabi Investment Authority), JERA (a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power Co., Inc.), South Asia Clean Energy Fund and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 4.8 times from the year ended March 31, 2017, to March 31, 2024. We are one of the largest independent power producers (in terms of total commissioned capacity) in the Indian renewable energy industry which has been achieved by delivering wind and solar energy projects, against the backdrop of Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to diversified pool of capital from Indian and international investors, lenders and other capital providers.

We are also a provider of intelligent energy solutions. We have an experienced in-house team focused on forecasting renewable energy demand and modelling energy distribution profiles. These solutions underpin grid infrastructure developed around renewable energy, minimise intra-day and seasonal demand variations and cost less than building new thermal power resources.

Our market opportunity

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must- run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central government offtakers (with better credit ratings) in recently awarded projects. India had approximately 190 GW of total renewable installed generating capacity (comprising of wind, solar and large hydro assets) as of March 31, 2024, and it has announced a target of 500 GW of clean energy by 2030. In addition, under the National Green Hydrogen Mission, one of the key mission outcomes projected by 2030 entails development of green hydrogen production capacity of at least 5 Million Metric Tons (“MMT”) per annum and abatement of nearly 50 MMT of annual greenhouse gas emissions, which may require 125 GW of additional RE capacity.

We believe that through our disciplined bidding approach and vast project execution expertise, we are well positioned to tap this potential and grow our capacity through a combination of (i) our committed projects of 3.93 GW as on March 31, 2024 and 6.12 GW as on May 31, 2024; and (ii) uncontracted pipeline capacity of 5.8 GW, which will continue to be auctioned by central and state government agencies as part of the Government of India’s objective to achieve India’s renewable energy targets. Considering the importance of the corporate PPA market, ReNew has a separate department which exclusively looks at clean energy solutions for corporate customers. We pursue business with these customers through channel partners and also by responding to tenders.

Our competitive strengths

Market leadership in India’s high growth renewable energy sector

We are one of India’s largest utility-scale renewable energy solutions providers in terms of total commissioned capacity. During Fiscal 2023-24, bidding activities in India picked up considerably, driven by the Indian government’s 50 GW annual bids plan. ReNew dominated the utility segment bidding landscape by winning over 13% of the bids in Fiscal 2023-24. Our total operational capacity has grown at a CAGR of 25% from 2.0 GW in March 2017 to 9.52 GW in March 2024. We contributed 11% of new renewable generating capacity (comprised of wind and solar assets) added in India in Fiscal 2023-24. As of March 31, 2024, the total installed capacity in India, comprised of solar and wind assets, was 128 GW, and 18 GW increase over Fiscal 2022-23.

Presence across value chain through extensive in-house end-to-end project execution capabilities

We have a proven track record of developing, operating and maintaining projects at high standards. Our Board closely monitors project performance and actively guides our senior management in addressing operational issues. Our key competitive advantage is having in-house, project execution capabilities with a focus on execution and operational excellence. We believe that our range of wind and solar capabilities across project selection, resource assessment, project funding, land acquisition, project execution and project O&M positions us well for bidding for larger projects. For example,

•
Access to reliable data: Our project development team has access to multiple sources of data, including data from 171 active met masts across 125 sites in nine states in India, performance data from our commissioned capacity, data from our OEM vendors, and other reliable public data from multiple agencies, which helps us efficiently bid for projects, navigate the development process of each project and also improve the reliability of our pipeline.
•
Land acquisition and site selection: We have acquired through ownership or leasehold rights over 47,000 acres of land (for utility scale solar and utility scale wind energy projects) as of March 31, 2024, and are able to navigate through the complex land acquisition process in India. We are also in the process of engaging with state governments to acquire more land across various states in India.
•
EPC capabilities: We are able to execute both our solar and wind projects in-house. As of March 31, 2024, of 4.3 GW of commissioned organic solar capacity, approximately 4.0 GW was developed in-house through self-EPC. We have an in-house design team with access to cutting-edge technology and strong long-term relationships with our suppliers. We employ large teams for wind and solar EPC, across project design and engineering, procurement and project execution.
•
Evacuation: We have a team dedicated for managing power evacuation generated at our projects. They manage connectivity, evacuation infrastructure and coordinate with central and state transmission companies.
•
Operation and maintenance: We have developed in-house O&M capabilities with a team of over 800 employees and manage almost 100% of our solar projects . In respect of our wind projects we manage approximately 1.6 GW of WTGs and another 1.8 GW of BoP in-house, which we believe provides us significant cost and operational benefits. In addition, our O&M team also manages more than 1 GWp of renewable energy assets for third party IPPs.

Building expertise in intelligent energy solutions and services

We believe that we are transforming renewable energy from real-time energy to dispatchable and controllable energy through digitization and use of storage solutions to support the economy-wide shift to a carbon-neutral electricity mix in India. Over the past four years, we have transitioned from a mainstream utility scale renewable energy company to an intelligent energy utility platform to solve digital integration of energy sources requirement.

Our ability to provide fixed power and on-demand schedulable peak power, enables us to solve for key issues that our offtakers face on scheduling and peak power, thereby giving us a competitive advantage.

We are working with global battery OEMs and system integrators to build a pipeline of utility-scale battery energy storage systems in India. The growth areas for this segment include battery pack assembly and building battery asset management capabilities. We actively look out for and partner with developers of renewable technology to remain competitive and enhance our capabilities. . We have formed a 50:50 JV with Fluence to bring market-leading energy storage technology and global experience to Indian customers by localizing and integrating Fluence’s energy storage products and packages in India.

While our business is not directly exposed to seasonality on the demand side, weather conditions can have a significant effect on our power generation and construction activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. The generation profile of these projects therefore does not always correlate with power demand. ReNew is therefore aiming to provide more balanced renewable power supply. We are among the few renewable energy producers with wind, solar and hydro assets and have won three intelligent energy solution projects, Peak Power (322 MW wind and 81 MW solar), Round-The-Clock (901 MW wind and 400 MW solar) and SJVN Firm & Dispatchable Renewable Energy (“FDRE I”) (500 MW solar and 450 MW wind) as of May 31, 2024. Our competitive differentiators are our ability to handle multiple renewables technologies, forecast generation profiles to minimise deviations from demand and sell excess power economically to the market, notwithstanding fluctuation generation profiles.

Project portfolio diversification across resources, geography, offtakers and vendors

Our portfolio is well diversified between wind and solar energy projects across eight states in India. We also enjoy a diversified base of offtakers and vendors. This diversification mitigates the operational volatility due to seasonal weather conditions, reduces concentration risk and places us at an advantage in bidding and winning bids for projects. Our offtakers include central government agencies and public utilities including state electricity utilities, and private industrial and commercial consumers. We focus particularly on the credit profile of our offtakers. As of March 31, 2024, approximately 44% of our offtakers (in terms of total capacity) included central agencies such as Solar Energy Corporation of India Ltd., or “SECI”, National Thermal Power Corporation Limited, or “NTPC” and PTC India Limited, or “PTC”. In addition, approximately 16% of our total offtaker base comprised of corporate and industrial customers. We also work with a broad range of OEM suppliers for sourcing wind and solar equipment. We continue to build in-house O&M capabilities for wind energy projects, thereby reducing our dependence on third parties and managing our costs.

Predictive analytics and centralised monitoring

We closely monitor the performance of our wind and solar energy projects through our central and state monitoring centres, namely ReNew Diagnostics Centre and ReNew Command and Control Centres. Our dedicated team equipped with digital tools continuously tracks real-time data on energy generation at each site, promptly identifying any anomalies for immediate resolution. Moreover, our team analyses each project for potential issues, enabling us to enhance operational efficiency, monitor asset health, and optimise OEM maintenance processes. To support these efforts, our comprehensive ReD (ReNew Digital) Analytics Lab brings together cross-functional teams to develop advanced analytics solutions.

Strong and stable financial position with access to diverse sources of funding

We benefit from a strong financial position which we leverage prudently to support our growth. We have raised a mix of equity and debt to finance our projects. Our equity investors include a diversified pool of well-known international private equity, sovereign wealth and pension funds as well as renewables and infrastructure focused investors. We also have access to a range of project finance and debt instruments from multiple Indian and international investors. Our broad base of long -standing, equity investors include CPP Investments, ADIA, JERA, South Asia Clean Energy Fund and public markets shareholders. Since our incorporation in 2011, our equity investors have invested a total of $2.1 billion in the Group in various tranches, helping us retain an efficient capital structure with no mezzanine capital instruments. We have long-standing relationships with our project finance, corporate debt lenders and other capital providers including public and private commercial banks, non-banking financial companies, institutional investors, mutual funds and pension funds as well as specialised infrastructure lenders.

We routinely refinance our projects once they are operational. We have benefited from refinancing as it gives us the opportunity to create additional liquidity through top -up as well as release of existing cash, enhanced accrual of internal cash flows due to bullet repayment structures in bonds and easier restricted payment conditions. The additional liquidity can be utilised for various distributions, including to fund additional capital expenditure and optimise capital structure across the broader portfolio. We have had access to the on- shore bonds and non-convertible debentures market, allowing us to raise funds from institutional investors. We also deploy innovative structures to raise finance for our projects. From 2017 to March 2024, we have raised over $3.9 billion through overseas dollar green bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s.

Recurring and long-term cash flows supported by stable and long-term offtaker contracts

Our projects benefit from long-term PPAs, thereby enhancing the offtake security and long-term visibility of our cash flows. The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commercial operation date of the project. The term of our PPAs with commercial and industrial customers, that constitute approximately 16% of our portfolio, ranges from 8 to 25 years. These PPAs provide for fixed tariff rates with limited escalation provisions, thus providing stream of visible, predictable and long-term cash flows.

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

Capital discipline

We target levered project equity IRRs of 16-20%. We are also focusing on raising capital through asset sales and minority stake sales, which have helped improve our returns by 20-25%. In the case of minority stake sale, we typically reduce our capital deployed to 5-10% of project cost (compared to 25% if we were to hold 100% equity in the project). For asset sale, we typically sell assets at ~2x book value. The capital released from such capital recycling may be deployed in greenfield bids and new growth opportunities. In April 2022, we finalised a partnership with Mitsui & Co., Ltd., a leading global general trading and investment firm to invest in the RTC renewable energy project being developed by us, with Mitsui taking a 49% stake in the project. In May 2023, we entered into a partnership with PETRONAS’ clean energy subsidiary Gentari, where Gentari purchased a 49% equity stake in our 403 MW Peak Power project. Under the partnership, we invested approximately Rs. 3,130 million (approximately $38 million) for our 51% stake in the project and through our affiliates, will provide EPC, O&M, and project management services for the project. In addition, during Fiscal 2023-24, we sold 400 MW of operating solar assets (100 MW to Technique Solaire and 300 MW to IndiGrid), wherein we realised cash inflow of approximately $104 million (including $8 million to be received against change in law claims) from the asset sales.

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

We will also continue to evaluate accretive acquisition opportunities opportunistically based on our targeted returns, available synergies and offtaker criteria.

Continue to employ prudent bidding approach, financial discipline and efficient capital management to drive value for our shareholders.

Our prudent bidding approach and financial discipline is aimed at achieving pre- determined internal rate of returns from our projects. We have won over 1.25 GW, 1.90 GW and 1.20 GW of new bids in the years ended March 31, 2020, 2021 and 2022, respectively. In the year ended March 31, 2023, we did not win in a large number of bids as it would have resulted in lower IRRs than our target. During Fiscal 2023-24, we have won more than ~8 GW of auctions, of this about 2.15 GW have already been converted to power purchase agreements, as of May 2024. We have also enhanced our capacity in innovative, market defining bids such as round-the-clock, peak power along with regular wind and solar energy projects. We have a systematic bid evaluation framework based on various parameters to optimise for execution capacity and cash flows. In order to maintain this growth rate and to achieve our internal rate of returns, we intend to continue deploying a prudent approach which is backed by thorough diligence and data analysis. We also intend to add to our pipeline of projects. We believe that we are well positioned to enhance our committed capacity at attractive internal rate of returns and be competitive in our bids.

Deepening value chain presence in wind and solar energy projects

We plan to deepen our presence across the core renewable value chain, including the manufacturing of solar modules and cells, EPC and O&M. We manage solar EPC and O&M in-house and have built our capabilities for wind O&M and EPC to improve margins and execution efficiency. We continue to build our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs. We are vertically integrated for our solar module supplies, with our 4 GW Jaipur and 2.4 GW Dholera module manufacturing facilities coming online during Fiscal 2023-24 and Fiscal 2024-25 respectively. Further, our 2.5 GW solar cell facility at Dholera will become operational by the year end of Fiscal 2024-25. The plants are currently producing MonoPerc technology but will move to TOPCon during Fiscal 2024-25.

Focus on innovation in hybrid and storage capabilities and invest in future decarbonising solutions

We are investing in our capabilities in new energy storage solutions and associated technologies to provide stability of our wind and solar energy projects and increase our competitiveness and profitability. Our approach to integrate storage solutions aligns well with our broader strategy of incorporating reliable technologies into our projects and Government of India’s innovative tenders for wind, solar and energy storage. We intend to invest in future energy solutions which is a focus of the Government of India. Our strategy is to leverage our renewable capabilities and develop products and establish partnerships across the supply chain to sell it to our end-consumers.

Continue to drive cost reductions and yield improvements through digitization to improve efficiency

We seek to further enhance our project execution efforts in order to control our costs and optimise the output of our projects. At the project execution stage, we continue to focus on reducing our costs by using in-house EPC capabilities for both wind and solar projects. Similarly, we continue to use in-house O&M capabilities at the operational stage to improve project efficiency and reduce costs. We intend to implement new technologies, including new turbine and solar module technologies, which are capable of higher generation levels, as part of this effort. We are incorporating robotic cleaning, auxiliary power consumption, forecast and scheduling and e-surveillance of our plants, as well as utilizing drones and new maintenance technologies as part of enhanced project monitoring and O&M efforts. Our in-house team of technical designers intend to continue refining and enhancing our solar plant design and execution capabilities, and we intend to work with leading wind OEMs to deploy new turbine technologies.

Leading the Path in Sustainable Practices

Our organization's core principles and long-term goals are fundamentally based on sustainability, guiding all aspects of our operations. This means that every decision we make is influenced by a commitment to planet stewardship, social responsibility, and ethical governance. By embedding sustainability into our foundation, we ensure that our growth benefits both our stakeholders and the planet.

We align our values with global commitments and are proud signatories of

•
Terra Carta: demonstrating our pledge to responsible management of natural resources and sustainable practices.
•
The United Nations Global Compact’s Ten Principles: guiding us in upholding human rights, labour standards, environmental sustainability, and anti-corruption practices across our operations.
•
The UN Women Empowerment Principles: affirming our dedication to advancing gender equality in our organization and beyond, including our value chain.

We are progressing towards the release of our first Annual Integrated Report, which adheres to the International Integrated Reporting Council (IIRC) framework and is aligned with Global Reporting Initiative (GRI) standards and International Finance Corporation (IFC) guidelines. This approach ensures a comprehensive and transparent depiction of our strategy, governance, performance, and prospects, encompassing both financial and non-financial aspects of our operations by integrating these facets into a unified narrative.

As a business at the forefront of India’s clean energy transition, we are committed to enhancing our environmental performance through various initiatives. These include installing solar rooftops at our manufacturing units, transforming illumination systems for sustainable hydro business operations, transitioning to electric vehicles (EVs), piloting solar-based power systems for site infrastructure, and implementing advanced solar module cleaning technologies. We are focused on reducing our greenhouse gas emissions and carbon footprint as a signatory to the Business Ambition for 1.5°C Commitment, aiming to achieve net-zero emissions by 2050.

We are a founding member of the First Movers Coalition of the World Economic Forum that brings together pioneering organizations committed to driving innovation and positive change in various global sectors. Our strategic CSR interventions around energy access, digital literacy, women empowerment, and water conservation among others have impacted millions of lives and communities near our operational sites. Implementation of equal opportunity policy, fair treatment of employees, and gender parity initiatives has built an empowered workforce and a culture centred on safety contributing to a cohesive and secure work environment.

In terms of governance, we have established an ESG committee at the Board level to oversee and advise on the company’s ESG strategy and targets, as well as monitor progress towards these goals and is supported by a management-level steering committee led by the Chief Sustainability Officer. Additionally, we have integrated ESG risks into our Enterprise Risk Management system to ensure comprehensive risk oversight and management across the organization.

Our Projects

We are strategically focused on developing a pan-India portfolio of utility-scale wind energy projects, utility-scale solar energy projects, corporate wind energy projects, corporate solar energy projects and utility-scale firm power projects. These projects generate power and feed into the grid, supplying a utility or corporate offtaker with energy. Most of the operational projects have a PPA with a utility or corporate offtaker, guaranteeing a market for its energy for a fixed period of time.

As of May 31, 2024, we had a total operational capacity of 9.52 GW, out of which 8.87 GW is commissioned and 650 MW is generating pre-commissioning revenue through sales in the merchant market, and an additional 6.1 GW of committed capacity. “Commissioned projects” are projects for which a commissioning certificate has been issued and which have already started commercial operations and/or supply power to offtakers. “Committed projects” are projects for which a PPA has been signed for project development.

The following table provides a breakdown of our portfolio of our utility-scale wind energy projects, utility scale solar energy projects, corporate wind energy projects, corporate solar energy projects, hydro power project and utility-scale firm power projects by status (commissioned, committed and pre-commissioning revenue generating) as of March 31, 2024.

Particulars	Commissioned Capacity	Committed Capacity	Pre-Commissioning Revenue Generating
Utility-scale wind energy projects	3,680 MW	300 MW
Utility-scale solar energy projects	3,284 MW	1,987 MW
Corporate wind energy projects	391 MW	455 MW
Corporate solar energy projects	875 MW	430 MW
Utility-scale firm power projects	291 MW	763 MW	650 MW
Other projects	350 MW	—
Total	8,871 MW	3,934 MW	650 MW

Utility-Scale Wind Energy Projects

The following tables provide a breakdown of our utility-scale wind energy projects by commission status (commissioned and committed) and by offtaker as of March 31, 2024.

Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1	Jasdan	Gujarat	25.2	Mar-12	APPC (8) +REC (9), 3rd Party	For 23.1MW-APPC (8) Rate escalating in line with State APPC tariff; For 2.1MW- Rs. 3.25/unit	GUVNL (23.1), Third Party (10) (2.1)	25 years for 23.1 MWs & 10 years (5) for 2.1 MW
2	Vinjalpur	Gujarat	12.0	Sep-15	State PPA (4)	4.15	GUVNL	25
3	Sadla	Gujarat	38.0	Mar-17	State PPA	3.86	GUVNL	25
4	Sadla	Gujarat	10.0	May-17	State PPA	3.86	GUVNL	25
5	Patan	Gujarat	50.0	Mar-17	State PPA	4.19	GUVNL	25
6	GUVNL	Gujarat	35.0	Oct-19	State PPA	2.45	GUVNL	25
7	Ellutala	Andhra Pradesh	119.7	Nov-16	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
8	Veerabhadra	Andhra Pradesh	100.8	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
9	KCT Gamesa 40 Molagavalli	Andhra Pradesh	40.0	Feb-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
10	KCTGE 39.1 Molagavalli	Andhra Pradesh	39.1	Aug-16	State PPA	4.83+Tax Passthrough (5)	APSPDCL	25
11	KCT Gamesa 24 Kalyandurg	Andhra Pradesh	24.0	Aug-15	State PPA	4.83+Tax Passthrough (5)	APSPDCL	25
12	Molagavalli	Andhra Pradesh	46.0	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
13	Ostro -	Andhra Pradesh	100.0	Sep-16	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
	Nimbagallu
14	Ostro - Ralla Andhra	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
15	Ostro - Ralla AP	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
16	Borampalli	Andhra Pradesh	50.4	Mar-18	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
17	Vaspet-I	Maharashtra	25.5	Nov-12	State PPA	5.73	MSEDCL	13
18	Vaspet-I	Maharashtra	19.5	Jan-14	State PPA	5.73	MSEDCL	13
19	Jamb	Maharashtra	28.0	May-13	State PPA	5.81	MSEDCL	13
20	Jath	Maharashtra	34.5	Nov-12	State PPA	5.75	MSEDCL	13
21	Jath	Maharashtra	50.2	Jun-13	State PPA	5.75	MSEDCL	13
22	Vaspet-II & III	Maharashtra	49.5	Jun-13	State PPA	5.81	MSEDCL	13
23	Welturi-I	Maharashtra	50.4	Sep-13	State PPA	5.81	MSEDCL	13
24	Budh-I	Maharashtra	30.0	Feb-14	State PPA	5.81	MSEDCL	13
25	Welturi-II	Maharashtra	23.1	Mar-14	State PPA	5.81	MSEDCL	13
26	Vaspet-IV	Maharashtra	49.5	Nov-14	State PPA	5.79	MSEDCL	13
27	MSEDCL Bid	Maharashtra	76.0	Dec-19	State PPA	2.85	MSEDCL	25
28	Bakhrani	Rajasthan	14.4	Mar-13	State PPA	5.39(6)	JVVNL	25
29	Dangri	Rajasthan	30.0	Oct-14	State PPA	5.78(7)	AVVNL	25
30	Pratapgarh	Rajasthan	46.5	Mar-15	State PPA	6.08(7)	JVVNL, AVVNL	25
31	Pratapgarh	Rajasthan	4.5	Jul-15	State PPA	6.08(7)	JVVNL, AVVNL	25
31	Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
33	Bhesada	Rajasthan	100.8	Dec-15	State PPA	5.88(7)	JdVVNL	25
34	Ostro – Tejuva	Rajasthan	50.4	Jul-15	State PPA	5.88(7)	JdVVNL	25
35	Ostro – Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
36	SREI	Rajasthan	60.0	May-12	State PPA	4.74(6)	JVVNL, AVVNL	20-25
37	Batkurki	Karnataka	60.0	Jan-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
38	Bableshwar	Karnataka	50.0	Mar-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
39	Ostro – Sattegiri	Karnataka	60.0	Mar-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
40	Ostro – Taralkatti	Karnataka	100.0	Feb-18	State PPA	4.50+Tax Passthrough (5)	GESCOM	25
40	Bableshwar 2	Karnataka	40.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	BESCOM	25
41	Bapuram	Karnataka	50.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	GESCOM	25
42	Nirlooti	Karnataka	60.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	GESCOM	25
43	Kushtagi – 1	Karnataka	71.4	Mar-18	State PPA	3.72+Tax Passthrough (5)	HESCOM, GESCOM	25
44	Nipaniya	Madhya Pradesh	40.0	Feb-16	State PPA	5.92	MPPMCL	25
45	Mandsaur	Madhya Pradesh	28.8	Oct-15	State PPA	5.69	MPPMCL	25
46	Mandsaur	Madhya Pradesh	7.2	Mar-17	State PPA	5.69	MPPMCL	25
47	Kod and Limbwas	Madhya Pradesh	90.3	Mar-16	State PPA	5.92	MPPMCL	25
48	Amba-1	Madhya Pradesh	44.0	Mar-17	State PPA	4.78	MPPMCL	25
49	Amba-2	Madhya Pradesh	8.0	Mar-17	State PPA	4.78	MPPMCL	25
50	Limbwas 2	Madhya Pradesh	18.0	Oct-16	State PPA	4.78	MPPMCL	25
51	Lahori	Madhya Pradesh	26.0	Mar-17	State PPA	4.78	MPPMCL	25
52	Ostro – Lahori	Madhya Pradesh	92.0	Mar-16	State PPA	5.92	MPPMCL	25
53	Ostro – Amba	Madhya Pradesh	66.0	Mar-16	State PPA	5.92	MPPMCL	25
54	Ostro – AVP Dewas	Madhya Pradesh	27.3	Mar-17	State PPA	4.78	MPPMCL	25
55	Ostro – Badoni Dewas	Madhya Pradesh	29.4	Mar-17	State PPA	4.78	MPPMCL	25
56	Ostro – Kutch (SECI 1)	Gujarat	250.0	Oct-18	Center PPA (3)	3.46	PTC	25
57	SECI II	Gujarat	230.1	Oct-19	Center PPA	2.64	SECI	25
58	SECI 6	Karnataka	199.5	Dec-21	Center PPA	2.82	SECI	25
59	SECI 7	Gujarat	50.6	Feb-22	Center PPA	2.81	SECI	25
60	SECI 3	Gujarat	300.0	Dec-20	Center PPA	2.44	SECI	25
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
(10)
Third party refers to private commercial and industrial customers.

Committed projects

	Project	Location (Indian	Capacity	Capacity Commission	Tariff	Tariff (Indian		PPA tenor	PPA or
S.No.	Name	State)	(MW)	date, or “COD” (1)	Model (2)	Rupees/kWh)	Offtaker	(from COD)	LOA (4)
1	SECI XI	Karnataka	300.0	In the second half of the year ending March 31, 2026	Center PPA (3)	2.69	SECI	25	PPA Signed
			300

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPAs refer to PPAs entered into with SECI.

Utility-Scale Solar Energy Projects

The following tables provide a breakdown of our utility-scale solar energy projects by commission status (commissioned and committed) and offtaker as of March 31, 2024.

Commissioned projects

		Location	Capacity	Capacity Commission	Tariff	Tariff		PPA tenor
	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Model (2)	(Indian Rupees/kWh)	Offtaker	(from COD)
1	Charanka	Gujarat	40.0	Mar-17	Center PPA (3)	4.43	SECI	25
2	Bhadla	Rajasthan	50.0	Apr-19	Center PPA	2.49	SECI	25
3	Mahbubnagar 2	Telangana	100.0	Nov-17	Center PPA	4.66	NTPC	25
4	Pavagada	Karnataka	50.0	Dec-17	Center PPA	4.8	NTPC	25
5	Ostro - Rajasthan	Rajasthan	60.0	Nov-17	Center PPA	5.07	NTPC	25
6	VS- Lexicon	Rajasthan	10.0	Feb-13	Center PPA	8.69	NTPC	25
7	VS- Symphony	Rajasthan	10.0	Feb-13	Center PPA	8.48	NTPC	25
8	Sheopur	Madhya Pradesh	50.0	Jun-15	State PPA (4)	6.97	MPPMCL	25
9	MPSolar II	Madhya Pradesh	51.0	Oct-17	State PPA	5.46	MPPMCL	25
10	Adoni	Andhra Pradesh	39.0	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
11	Cumbum	Andhra Pradesh	21.0	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
12	Mehbubnagar -1	Telangana	100.0	May-16	State PPA	6.73	TSSPDCL	25
13	Sadashivpet	Telangana	24.0	Jun-16	State PPA	6.8	TSSPDCL	25
14	Dichipally	Telangana	143.0	Jun-17	State PPA	5.59	TSNPDCL	25
15	Mandamarri	Telangana	48.0	Feb-17	State PPA	5.59	TSNPDCL	25
16	Minpur	Telangana	65.0	Jun-17	State PPA	5.59	TSSPDCL	25
17	Mulkanoor	Telangana	30.0	Mar-17	State PPA	5.59	TSNPDCL	25
18	Ostro - Wanaparthy	Telangana	50.0	Sep-17	State PPA	5.59	TSSPDCL	25
19	Acquisition - Telangana	Telangana	260.0	Jun-17	State PPA	5.65	TSNPDCL, TSSPDCL	25
20	Alland	Karnataka	20.0	Mar-17	State PPA	4.86	BESCOM	25
21	Bhalki	Karnataka	20.0	Mar-17	State PPA	4.85	BESCOM	25
22	Chincholi	Karnataka	20.0	Apr-17	State PPA	4.84	BESCOM	25
23	Siruguppa	Karnataka	20.0	Mar-17	State PPA	4.76	HESCOM	25
24	Humnabad	Karnataka	20.0	Mar-17	State PPA	4.86	HESCOM	25
25	Devdurga	Karnataka	20.0	Sep-17	State PPA	4.76	MESCOM	25
26	Honnali	Karnataka	20.0	Nov-17	State PPA	5.05	BESCOM	25
27	Turuvekere	Karnataka	20.0	Nov-17	State PPA	4.84	BESCOM	25
28	Yadgir	Karnataka	20.0	Oct-17	State PPA	4.85	BESCOM	25
29	Kar 40bid (2)	Karnataka	40.0	Oct-19	State PPA	3.22	MESCOM, BESCOM, GESCOM, CESC	25
30	VS-Star Solar	Rajasthan	5.0	Jul-15	State PPA	6.45	RREC	25
31	VS-Sun Gold	Rajasthan	5.0	Jul-15	State PPA	6.45	RREC	25
32	Mah Ph I	Rajasthan	250.0	Oct-19	State PPA	2.72	MSEDCL	25
33	Mah PhII	Rajasthan	300.0	Nov-21	State PPA	2.75	MSEDCL	25
34	TN 100	Tamil Nadu	100.0	Sep-19	State PPA	3.47	TANGEDCO	25
35	GUVNL	Gujarat	105.0	Apr-21	State PPA	2.68	GUVNL	25
36	SECI III	Rajasthan	300.0	Aug-21	Center PPA	2.55	SECI	25
37	SECI Raj	Rajasthan	110.0	Feb-21	Center PPA	2.49	SECI	25
38	SECI IV	Rajasthan	300.0	Dec-21	Center PPA	2.54	SECI	25
39	SECI IX	Rajasthan	388.0	Mar-24	Center PPA	2.37	SECI	25
	Total		3,284.0

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI and NTPC.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.

Committed projects

						Tariff
		Location		Capacity Commission date, or	Tariff	(Indian		PPA tenor
S.No.	Project Name	(Indian State)	Capacity (MW)	“COD” (1)	Model (2)	Rupees/kWh)	Offtaker	(from COD)	PPA or LOA (5)
1	SECI Raj IV	Rajasthan	975.0	In the second half of the year ending March 31, 2025	Center PPA (3)	2.18	SECI	25	PPA Signed
2	PSPCL	Rajasthan	100.0	In the first half of the year ending March 31, 2026	State PPA (4)	2.33	PSPCL	25	PPA Signed
3	GUVNL XIX	Rajasthan	400.0	In the first half of the year ending March 31, 2026	State PPA	2.71	GUVNL	25	PPA Signed
4	SECI VIII	Rajasthan	200.0	In the second half of the year ending March 31, 2025	Center PPA	2.51	SECI	25	PPA Signed
5	SECI IX	Rajasthan	312.0	In the second half of the year ending March 31, 2025	Center PPA	2.37	SECI	25	PPA Signed
	Total		1,987 MW

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.

Utility-Scale Firm Power Projects

S. No.	Project Name	Location (Indian State)	Capacity (MW)	Status	Capacity Commission Date, or “COD” (1)	Tariff Model(2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)
1	PP-1	Karnataka	322.0	270 MW – Generating pre- commissioning revenue 52 MW - Committed	In the second half of the year ending March 31, 2025	Center PPA	Off Peak(4) - 2.88 Peak(4) - 6.85	SECI	Wind	25
2	PP-1	Karnataka	81.0	Committed	In the second half of the year ending March 31, 2025	Center PPA		SECI	Solar	25
3	RTC-1	Karnataka	601.0	291.1 MW - Commissioned 309.9 - Committed	291.1 MW – In the third & fourth quarter of year ended March 31, 2024 309.9 MW - by the second half of the year ending March 31, 2025	Center PPA	Rs. 2.90/unit for 1st year with escalation of 3% until 15th year, from 16th to 25th year 15th year tariff will apply	SECI	Wind	25
4	RTC-1	Maharashtra	300.0	Committed	By the second half of the year ending March 31, 2025	Center PPA		SECI	Wind	25
5	RTC-1	Rajasthan	400.0	380 MW – Generating pre-commissioning revenue 20 MW - Committed	In the first half of the year ending March 31, 2025	Center PPA		SECI	Solar	25
	Total		1,704.0

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPA refers to the PPAs entered into with SECI.
(4)
Assured peak power supply for six hours split across two slots during the day (two-hour morning slot, four-hour evening slot).

Corporate Projects

The following tables provide a breakdown of our corporate solar and wind energy projects by commission status (commissioned and committed) as of March 31, 2024.

Corporate Wind Energy Commissioned Projects

		Location	Capacity	Capacity Commission				PPA tenor (from
S.No.	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	COD)

1	Various Corporate Wind Projects (4)	Various	391.4	Feb-13-Mar-23	Third Party (3)	3.35 – 6.58	Multiple	10-25
	Total		391.4

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
includes Hybrid Projects.

Corporate Wind Energy Committed Projects

S.No.		Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1		Other Corporate Projects(3)	Multiple	454.5	Between the first half of the year ending March 31, 2025 and the second half of the year ending March 31, 2027	Third Party	3.31 – 3.81	Third Party	10-25	PPA/Contract Signed
	Total			454.5

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
includes Hybrid Projects.

Corporate Solar Energy Commissioned projects

				Capacity
		Location (Indian		Commission date, or				PPA tenor
S.No.	Project Name	State)	Capacity (MW)	“COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	(from COD)

	Solar Corporate
1	Projects (3)	Multiple	875.0	Jan17-Feb-23	Third Party	2.81 – 5.85	Third Party	10
	Total		875.0

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
includes Hybrid Projects.

Corporate Solar Energy Committed projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1	Corporate Projects (3)	Multiple	430.3	Between the second half of the year ending March 31, 2025 and the second half of the year ending March 31, 2026	Third Party	3.16 – 3.81	Third Party	20-25	PPA/Contract Signed
	Total		430.3

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
includes Hybrid Projects.

Other Projects

		Location (Indian	Capacity	Capacity Commission		Tariff (Indian		PPA tenor
S.No.	Project Name	State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	(from COD)
1	Other Commissioned Projects(4)	Multiple	349.8	July, 2022(3)	Merchant	IEX	Merchant	—
	Total		349.8

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Weighted average of all the project CODs with weights based on capacity.
(4)
Includes 99MW hydro project.

Offtakers

We define offtakers as parties with whom we have signed a PPA or from whom we have received a LOA. We define customers as parties to whom we supply power from our commissioned projects under our PPAs with them and are eligible to receive tariffs from them.

We sell electricity to central and state government agencies, public utilities, private industrial and commercial offtakers (that includes consumers under the group captive scheme in India). Under the group captive scheme, applicable to industrial and commercial offtakers, a group of offtakers collectively own 26% equity interest in the power plant and have collectively committed to purchase at least 51% of the power generated at the power plant.

Of our total offtaker base as of March 31, 2024, government agencies and public utilities constituted approximately 81%, private industrial and commercial offtakers constituted approximately 16% while merchant constituted approximately 3%. For the year ended March 31, 2024, one customer, which is a state distribution company accounted for more than 10% of our revenue. See the section titled “Business Overview — Power purchase agreements” under Item 4.B below for more details on the terms of our PPAs with our offtakers, including these customers.

The following table sets forth our offtaker profile as a percentage of our total capacity as of March 31, 2024.

Total Capacity (commissioned and committed)%
Central Agency (SECI/PTC/NTPC)	44.14%
State
Andhra Pradesh (1)	5.78%
Gujarat (2)	5.02%
Karnataka (3)	5.29%
Maharashtra (4)	7.33%
Madhya Pradesh (5)	4.30%
Rajasthan (6)	2.73%
Telangana (7)	5.35%
Tamil Nadu (8)	0.74%
Punjab (11)	0.74%
Third Party (9)	15.99%
Others (10)	2.60%
Total	100%

Notes:

(1)
Andhra Pradesh includes APSPDCL.
(2)
Gujarat includes GUVNL.
(3)
Karnataka includes BESCOM, MESCOM, HESCOM, GESCOM and CESC.
(4)
Maharashtra includes MSEDCL.
(5)
Madhya Pradesh includes MPPMCL.
(6)
Rajasthan includes JDVVNL, JVVNL, AVVNL, and RREC.
(7)
Telangana includes TSSPDCL and TSNPDCL.
(8)
Tamil Nadu includes TANGEDCO.
(9)
Third Party refers to private commercial and industrial customers.
(10)
Includes the 99 MW hydro asset and dedicated merchant assets.
(11)
Punjab includes PSPCL.

Power purchase agreements

We sign long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. The long-term PPAs for our projects enhance the offtake security and long-term visibility of our revenues. As of March 31, 2024, our PPAs for our utility-scale projects had an average term of more than 24 years.

For our utility-scale wind and solar energy projects and our utility-scale firm power projects, our PPAs with central government and DISCOMs typically have a term of 25 years. As of March 31, 2024, all of our PPAs with central government agencies had a term of 25 years, while the PPAs with state DISCOMs had a term of 24.1 years. Similarly, our PPAs with private commercial and industrial users have a term ranging from eight to 25 years.

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

Bid assessment

We utilise a multi-pronged process to effectively track all bid policies and bid updates in the public domain. Once a tender is identified, the relevant information about the bid is discussed with our finance, regulatory and technical teams. Before we submit the bid, it is approved by the investment committee. Our bid approval process begins with the proposal being prepared by our business development team. The proposal would typically list the key assumptions that we take into account for projections which are based on historical performance and the current trends in capex, procurement, financing, etc. The proposal is evaluated independently by our finance, execution, land, regulatory, O&M and other relevant teams. In addition, the bid proposal will then be reviewed by our investment team which is led by the CFO. Once the assumptions have been vetted, a 7-member senior management committee further reviews the proposal.

A number of factors are considered in our assessment of potential bids, including the credit rating of the offtaker, ease of doing business in the relevant state where the project is envisaged to be set up, availability and ownership of land, soil conditions and variability, solar irradiation levels, wind speeds and PLFs (if wind component is present) at the location of the project, land and capital costs, payment cycles, ease of construction, required wind turbine size, climate, topography and other location coordinates. We also evaluate the opportunity on the basis of the capacity being offered, grid connectivity and evacuation infrastructure, including assessing distance to the nearest substations and the capacity of the substations to evacuate the power produced.

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

FiT

Generally, the renewable energy landscape in India has shifted away from a FiT structure to an auction bidding structure, we maintain internal protocols which help guide our FiT assessment for many of our utility-scale wind energy projects.

For projects on a turnkey model, we analyse the asset proposal from the relevant OEM supplier, which generally includes an energy yield estimation report, site suitability reports, on-site wind mast data, evacuation details and indicative project cost. A preliminary assessment of OEM assumptions is carried out based on our experience and market intelligence in the relevant region. We then evaluate power evacuation feasibility and the available wind resource data in-house. We also assess the impact of the current regulatory and policy framework.

The proposal prepared by the business team is analysed and tested against relevant technical, legal and financial considerations by a subgroup reporting to an investment committee. With the investment committee’s approval, we sign the term sheet and engage with external parties to conduct wind and evacuation infrastructure studies. Aspects covered include land profile, land access, evacuation feasibility, expected site plant load factor (the ratio of average power generated by the power plant to the maximum power that could have been generated within a period of time), grid availability and potential execution, regulatory and other risks.

After negotiating the preliminary commercial terms with the OEM and accounting for information related to wind resource, evacuation and execution as well as off-taker credit profile, if the proposed FiT based project is deemed viable based on the above factors, our investment committee may grant its final approval for the project.

Renewable energy certificates, or “RECs”

Renewable energy developers, such as us, also have the option to sell the power to state utilities at preferential tariff as set by the state regulator or at the average power purchase cost, or “APPC,” and sell the green component separately in the form of RECs. The CERC in India has issued terms and conditions for recognition and issuance of RECs. In the REC mechanism, the electricity and the green component are accounted for separately. The project developer can sell the power to an off -taker or to a third-party/captive consumer at a mutually negotiated price, while selling the REC component separately in the market. RECs are available for entities to procure based on APPC which is the weighted average cost of procurement of a distribution utility from all sources except short-term power and renewable power. One REC is issued to renewable energy generators for every MWh of electricity fed to the grid and metered at the bus-bar of the generator for projects set up under the REC scheme, and the two products, one being the attributes embodied in the REC and the other being the electricity itself, may be sold or traded separately. REC trading occurs on a monthly basis, while the pricing range for RECs regulated through a floor and a ceiling price set by the Indian regulator from time to time. When a REC is purchased, the owner is considered to have purchased renewable energy. Distribution utilities and customers can therefore fulfil their renewable energy purchase obligations by purchasing RECs. As per the REC Regulations, RECs issued are valid until they are redeemed.

Equipment Suppliers

We acquire key equipment such as turbines and solar modules from a diverse group of leading suppliers as highlighted in the tables below. We have rigorous vendor evaluation and quality control processes for equipment procurement to high standards. We analyse the wind data (for wind energy projects) or irradiation data (for solar energy projects) from each project site in order to determine the specifications of the equipment we require and engage with equipment suppliers accordingly. We typically assess an equipment contract based on price, warranty and insurance programs, equipment degradation rate, technical support and the reputation of the supplier, among other factors.

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

Suppliers for utility-scale wind energy projects

Operating equipment for utility-scale wind energy projects primarily consists of turbines, inverters, transformers. Costs for turbine typically represent majority of our utility -scale wind energy project investment costs. Our turbine supply strategy is largely based on developing strong relationships and establishing framework agreements with leading turbine suppliers. The following table sets forth our OEM suppliers for wind turbines based on contracted capacity as of March 31, 2024:

Wind Energy Projects - Contracted Capacity (1)	(%) (2)
Siemens Gamesa Renewable Power Private Limited	38.6%
Suzlon Energy Limited	19.0%
Envision Energy International Limited, Hongkong	12.7%
Vestas Wind Technology India Pvt. Ltd	8.0%
GE India Industrial Pvt. Ltd	6.8%
Inox Wind Limited	5.1%
ReGen Powertech Private Limited	4.9%
Wind World (India) Limited	3.2%
Senvion Wind Technology Pvt Ltd.	1.2%
Kenersys India Private Limited	0.6%
Total	100%

Notes:

1)
Contracted capacity includes all of the capacity for which a contract has been entered into regardless of the project status. It includes utility-scale wind energy projects and utility-scale firm power projects (wind).

2)
Based on 5,004 MW of contracted capacity of utility-scale wind energy projects and utility-scale firm power projects (wind) for which suppliers have been engaged as of March 31, 2024.

Suppliers for utility-scale solar energy projects

Operating equipment for solar energy projects primarily consists of solar module panels, inverters, cables, solar mounting structures, trackers, transformers and evacuation systems. We purchase major components such as solar module panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost of equipment purchased, reliability, warranty coverage, ease of installation and other ancillary costs. The following table sets forth our OEM suppliers for solar panels based on contracted capacity as of March 31, 2024:

Utility-Scale Solar Energy Projects	(%)(1)
Self-Supply	32.2%
Longi Solar Technology Co. Ltd.	20.4%
JA Solar International Limited	11.9%
Jinko Solar Co., Ltd	6.0%
Hareon International Co., Limited	4.1%
Canadian Solar International Limited	3.8%
Talesun Solar	3.4%
Risen Energy Co. Ltd.	2.7%
ZNShine PV-Tech Co. Ltd.	2.5%
Hanwha Q Cells (QIDONG) Co. Ltd.	2.0%
Trina Solar Energy Development Pte Ltd.	1.8%
Jinergy Solar	1.7%
First Solar FE Holdings Pte. Ltd.	1.7%
Vikram Solar Limited	1.6%
BYD Company Limited	1.3%
GCL System Integration Technology Co Ltd.	1.2%
Renesola Singapore Pte Ltd.	0.9%
Goldi Sun Pvt Ltd	0.8%
Yingli Solar	0.1%
Total	100%

Notes:

(1)
Based on 7,304 MWp of capacity of utility-scale solar energy projects for which suppliers have been engaged as of March 31, 2024.

Project Value Chain

There are several key activities that occur sequentially or concurrently before and throughout a project development cycle. The following chart provides a snapshot of our project development cycle.

Review of data and resource assessment

We conduct wind or solar resource assessments of a proposed project site to estimate the annual energy production of a project using a variety of wind and solar resource assessment tools, including both in-house and third-party resources. An initial assessment of favourable wind and solar resource potential is conducted for each potential site by reviewing publicly available wind and solar maps. Our in-house assessment teams use wind and solar flow modelling tools to estimate potential wind speeds, irradiation levels and other indicators of energy levels. We also engage with wind resource assessment firms to conduct and validate our own wind resource assessments and use solar GIS and meteonorm for solar assessment. Generally, solar resource is significantly more uniform and predictable than wind resource. The databases and software publicly available for assessing solar resource are substantially comprehensive, reflecting a higher degree of accuracy than analogous sources typically provide for wind resource. Accordingly, we find available databases and software to be substantially adequate for all of our solar resource assessment purposes.

Land procurement

The land acquisition process is generally administered and managed by our in-house land team, working with third-party aggregators or developers and EPC contractors, once a project site is identified and assessments and studies are completed. Most of our new projects are on private land and in cases of allotment of land by government, we closely work with the government to mitigate any delay in land allotment. Generally, the land procurement process begins with land assessment and feasibility studies even before development of a given project commences. Upon successfully winning a bid, we commence the process to secure land titles or attain the relevant land rights for land needed to construct and operate our projects, including those associated with turbines or solar plants.

We generally enter into conveyance deeds with landowners to secure the necessary title to build on the site, including meteorological masts, roads, electric lines and substations, turbines or solar plant and O&M and other associated facilities. Ownership of each project site (apart from government revenue land or forest land under Indian law wherein we enter into long-term leases) allows us to facilitate our efforts to ensure wind energy project optimization to maximise power generation. Further, we obtain necessary approvals such as, conversion certificates from the relevant government departments using land for non-agricultural purposes, forest clearances and environmental approvals, as applicable. Occasionally, such as in case of solar parks, the developer is solely responsible for land acquisition and various approvals. See also the section titled “Business Overview — Financing” under Item 4.B for more details.

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

Financing

Funding for our projects is typically obtained during both the development and operational phases. In the development phase, we typically fund projects through external long- term project construction financing and financing through group capital resources, either debt or equity. Before we commence the construction of a project, we typically arrange for funds for the project which significantly de-risks the project. Once the project is commissioned, we typically refinance the debt at lower interest rates, and/or with longer tenure and increased borrowing limits similar to stable projects. Such refinancing of projects allows us to recycle liquidity for our committed projects.

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

Transmission and interconnection

Since the availability of transmission infrastructure and access to a power grid or network is critical to a project’s feasibility, we evaluate the power evacuation capacity available at the nearby sub-stations, using our in-house expertise and from publicly available sources. Once we determine that the necessary transmission infrastructure is available or will be available once a project is commissioned, we undertake the necessary steps to establish a connection with the grid network. This process typically involves submitting various application with relevant public utilities, independent system operator and local electric utility. Power from our wind and solar energy projects is typically evacuated to the relevant grids through high voltage 33/66/110/132/220/400 kV transmission lines from dedicated pooling stations, which results in stable energy transmission and minimises grid instability and losses.

Equipment procurement

We have a rigorous quality assurance and vendor empanelment process, with a limited number of approved module suppliers, and in -line supervision and third-party testing of modules. We have master contractual arrangements with our top suppliers. For further details, see the section titled “Business Overview — Equipment Suppliers” under Item 4.B above.

Construction and commissioning

For our utility-scale wind energy projects, construction consists of turbine installations and the rest of the facility (referred to as the “balance of plant”) which includes transmission lines and the substation. For wind energy projects, there has been a gradual shift from the turnkey EPC contracts model to the in-house EPC model and we have not engaged third-party EPCs for the last three years. Under our turnkey EPC model, we generally enter into turnkey EPC contracts with OEMs for manufacturing, installing and commissioning wind turbines and the balance of plant. Under the self-EPC model, we have developed utility scale wind energy projects on our own or jointly with the OEM. We undertake the development risk and we have the option to purchase wind turbine generators from multiple OEMs to reduce time and cost overrun. The construction of the balance of plant is carried out concurrently with the erection of wind turbines.

For our solar energy projects, construction consists of design engineering, structure, module and inverter installations, sub -station construction, interconnection work, and construction of the balance of plant. We have an in-house EPC team that is responsible for overseeing and undertaking the construction of solar energy projects from installation to commissioning. For some projects, we outsource certain construction activities to third- party vendors. The contractors typically provide management, supervision, labour, certain materials, tools, engineering, mobilization, testing and other services required to construct the project.

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

Operations and Maintenance

Wind

O&M services for our wind energy projects are provided both in-house and through third-party O&M service providers. We are increasing the portion of capacity of projects managed internally as compared to using O&M service providers to allow more flexibility to directly operate and maintain the turbines, extend the existing agreements with suppliers or enter into new service agreements with other suppliers. We believe that in-house O&M capabilities provide us the flexibility to directly operate and maintain the turbines.

For the plants not covered under in-house purview, we enter into contracts with O&M contractors for our utility-scale wind energy projects that typically have a term of 2 to 20 years with an option to renew the contracts. These contracts typically have fixed annual fees which may be subject to escalation at pre-determined rates. Typically, for the first two years services are provided for no charge.

Under our O&M contracts, O&M service providers typically provide performance guarantees for wind turbines and compensate us for any shortfalls in machine/resource availability, subject to an annual monetary limit which is typically a percentage of the annual fees. The services provided by the O&M service providers include coordination with relevant state electricity boards and other government authorities, management and maintenance services of the equipment and the evacuation infrastructure, and technical services including reporting, testing and inspection. While the turbine manufacturer provides on-site O&M of the turbines and the balance of plant including pooling stations, we are required to ensure compliance with regulations and obtain and maintain insurance. These contracts may be terminated by either party upon the occurrence of an event of default which includes bankruptcy or insolvency of the other party, failure by parties to discharge obligations, unauthorised assignment by the O&M services and material breach of contractual terms. The performance of obligations under such contracts are subject to changes in applicable laws.

The average life expectancy of wind energy projects is approximately 30 years.

Solar

O&M services for our solar energy projects is typically provided in-house. Almost all of our utility-scale solar projects are self-operated and we provide continuous O&M services (through in-house O&M service group company) of plant preventive maintenance, round the clock security services, maintenance of switchyard and transmission line, supply of spares and consumables, plant monitoring and logging, insurance and warranty claims, module cleaning, vegetation control, seasonal tilt, photovoltaic module thermography, IV testing of photovoltaic modules, electroluminescence mass testing on a case to case basis, and plant availability warranty.

Occasionally, we also enter into O&M contracts with third -party contractors. Such O&M contracts typically have a term of two to three years and cover services such as, module cleaning, clearing ground cover (to ensure that solar resource is adequately captured by the solar array and efficiently converted into energy), solar array performance monitoring and maintenance of the balance of plant. These contracts typically have fixed annual fees, which in most cases, are subject to annual escalations at pre-determined rates.

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

Environmental, Health and Safety Management

Our organization is dedicated to environmental stewardship and maintaining safe work practices to prevent occupational health and safety risks. To manage these goals throughout our project lifecycle, we are implementing an ESMS at both corporate and site levels. The ESMS embodies our commitment to environmental, health, safety, and social responsibilities, serving as a comprehensive framework for our organization-wide environmental and social commitments.

Key elements covered under ESMS framework include:

•
People Development and Training: Ensuring that our workforce is well-trained to manage health and safety risks.
•
Materials and Site Monitoring and Quality Control: Maintaining high standards for materials and site operations.
•
Stakeholder Transparency: Promoting open communication with all stakeholders.
•
Regulatory Compliances: Factors in country-level regulatory requirements and aligning with international guidelines such as the International Finance Corporation (IFC) Performance Standards and the Asian Development Bank Safeguard Policy Statement (2009). Additionally, we adhere to the IFC Environmental, Health and Safety Guidelines—Wind Energy. Through our ESMS, we guide project-level decision-making to account for health and safety risks and address environmental and social impacts, ensuring adherence to both national and international standards.

Our commitment to environmentally friendly energy generation is evident as all our facilities comply with applicable pollution, emission, and noise norms in India. We hold certifications under:

•
OHSAS 18001:2007 for occupational health and safety.
•
ISO 14001:2015 for environmental management systems.
•
ISO 9001:2015 for quality management, including project management and design.

Regular audits by internal and third-party auditors ensure compliance with these standards. Furthermore, we engage third parties to conduct environmental and social impact assessments for all projects under development.

Employees

As of March 31, 2022, 2023 and 2024, we had 1675, 2481 and 3988 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2022	2023	2024
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams	467	477	619
Business development (includes business development, bidding and new business teams)	54	134	120
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	—	170	53
Design and engineering (include design, technical and power evacuation teams)	298	193	207
Procurement and commercial	46	52	116
Module and Cell Manufacturing	—	160	1373
Project execution	304	537	640
O&M (includes project asset management and performance monitoring teams)	441	667	730
Quality health safety and environment	65	91	130
Total	1675	2481	3988

None of our employees is represented by a labour union with respect to his or her employment with us. We have not experienced any material work stoppages or labour disruptions in the past and we consider our relations with our employees to be amicable.

Technology and R&D

We utilise state-of-the-art technology and digital tools to efficiently operate and manage our projects.

For wind energy projects, we collaborate with OEMs to acquire proprietary supervisory control and data acquisition (SCADA) systems compatible with our turbine programmable logic controllers. This allows us to monitor the projects both at the site level through cloud-based monitoring platforms and at the project level using industrial-grade hardware and software solutions. Similarly, for solar energy projects, we rely on OEM-provided data compatible with standard communication protocols compatible with popular cloud monitoring platform for centralised monitoring.

To foster innovation, our ReD Lab (ReNew Digital Lab) brings together diverse teams to develop advanced analytics solutions enabling us to leverage insights and optimise our operations.

We have built good working relationships with top tier global battery system integrators and have a dedicated team working on ramping up capability development in BESS and energy management services to build a pipeline of utility-scale battery energy storage system in India. The growth areas for this segment include localisation of the battery container and building battery asset management capabilities.

Furthermore, we have developed in-house transmission capabilities, to build transmission lines for upcoming RE projects, and to optimise costs. Our transmission business has commissioned an ISTS connected transmission scheme project and is executing two more ISTS projects under the TBCB mode in Southern India. We also prioritise evaluating new energy storage solutions and associated technologies to further improve operational efficiencies.

Information Technology

Information technology has emerged as a key business enabler for us and plays an important role in improving our overall productivity, services and risk management. Our IT strategy is aimed at integrating our business, organizational capability, services, risk management and corporate governance. We have stable, secure, and robust IT infrastructure and applications supporting our business and strategic initiatives. Our business-critical applications are hosted on multi-cloud partners who are certified to international and industry specific compliance standards. We have enterprise resource planning systems for financial management and several business applications for our financing business. We continue to implement automation initiatives on the top of our core applications to streamline our credit approval, collections, administration, and monitoring processes to efficiently meet our business process requirements.

Cybersecurity is pivotal for our digital strategy, driving business outcomes. As a leading renewable energy firm, we acknowledge the paramount importance of robust data and cyber security measures to safeguard operations and stakeholder trust. To maintain our position, we emphasise on key areas such as: fostering a culture of cyber resilience, empowering employees through training and awareness programs, and leveraging emerging technologies such as AI and ML. By prioritizing these initiatives, we ensure a secure foundation to innovate and thrive in the digital landscape, reinforcing trust and sustaining operational integrity.

In March 2021 and 2024, we were named to the World Economic Forum’s (WEF) Global Lighthouse Network, which recognises companies using new technologies to achieve environmentally sustainable, community supportive and profitable growth.

Intellectual Property

Our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and licence agreements to establish and protect our intellectual property rights. We also share some of our technology and know -how with our vendors in connection with the supply of equipment for the development of our projects, and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors.

Facilities

See the section titled “Property, Plants and Equipment” under Item 4.D.

Environmental, Social and Governance

We showcase our commitment to transparency through detailed sustainability reporting and a relentless pursuit of higher ESG ratings, continually striving to exceed current benchmarks.

•
Substantial increase in S&P Corporate Sustainability Assessment (CSA) ESG to 55 in 2024 from 41 in 2023
•
Sustainalytics placed us 10th globally in the renewable energy sector with a low-risk score of 11.6.
•
Maintain “B” rating in CDP Climate Change, surpassing regional and sector averages. Additionally, our Supplier Engagement Rating (SER) received an "A-" rating, placing us in the Leadership band globally and surpassing regional and sector averages.
•
Refinitiv awarded us a score of 79 in 2024, increased from 77 in 2023, ranking us second globally in the Electric Utilities & IPPs category.

We are a signatory to the United Nations Global Compact’s (UNGC) Business Ambition for 1.5°C Commitment to drive our commitment. We are the first in our sector to get our targets validated by Science-Based Targets initiative (SBTi) criteria of achieving Net Zero by 2040.

Targets Validated by SBTi

•
Near Term Target: Reduction of Scope 1, 2 and 3 (Scope 3 include GHG emissions from purchased goods and services, capital goods, fuel and energy related activities, and upstream transportation and distribution) by Fiscal 2026-27 from base year Fiscal 2021-22 by 29.4%.
•
Long Term Target: Reduction of Scope 1, 2 and 3 (Scope 3 include GHG emissions from purchased goods and services, capital goods, fuel and energy related activities, and upstream transportation and distribution) by Fiscal 2026-27 from base year Fiscal 2021-22 by 29.4%.

Over the years, we have diligently integrated sustainability into our operations through various initiatives to achieve the various global targets that we have undertaken. These include deploying robotic cleaning solutions for solar units, monitoring and reducing greenhouse gas emissions, fostering diversity and inclusion, advancing community development, and cultivating a safety-focused culture. These efforts are underpinned by our robust Integrated Management System, certified by Bureau Veritas, which aligns with global best practices. Our robust systems adhere to global best practices, including ISO 9001 for quality, 14001 for environmental management systems, and 45001 for occupational health and safety. We have implemented measures to monitor and enhance employee satisfaction, happiness, and well being. By adopting the Safety Culture Improvement Program, we aim to cultivate a secure workplace environment and have established specific goals for continuously enhancing safety performance. At the board level, we maintain an ESG Committee composed entirely of independent directors. This committee is reinforced by a Steering Committee consisting of senior leadership, guiding our sustainability efforts with strategic direction.

We have implemented several initiatives to align our efforts with the United Nations Sustainable Development Goals (UNSDGs), a set of 17 global goals adopted by all United Nations Member States. These goals include specific targets to be achieved by 2030 and aim to address critical global challenges such as poverty, inequality, climate change, environmental degradation, peace, and justice. Our initiatives are designed to contribute meaningfully to these goals, contributing to sustainable development and positive global impact

We drive innovation in environmental sustainability, energy storage, and climate change, evidenced by our strategic research and development partnerships with esteemed institutions such as the Indian Institute of Technology (IIT) in Delhi (where we have jointly established the Renew IIT Delhi Centre of Excellence), IIT – Mumbai and Stanford University.

In collaboration with esteemed institutions such as COP27, the World Economic Forum (WEF), and the United Nations Environment Program (UNEP), we actively engage in policy discussions concerning climate change and energy security. In India, we collaborate with organizations like the Indian Women Network and UNGC to advance our diversity and inclusion agenda.

The following outlines our performance against our ReStart Targets:

Environment	Social	Governance
•
Improved score to 79/100 by Refinitiv for Fiscal 2022-23 as compared to 77 for Fiscal 2021-22. ReNew has been ranked 2nd globally in the Electric Utilities & IPP category
•
Maintained “B” rating in CDP, higher than the Asia regional average of B-, and similar to the renewable power generation sector average of B by CDP. Awarded Leadership and Rated “A-” in Supplier Engagement Rating (SER) by SER for 2023
•
Improved inventory-based accounting for our scope 3 emissions in the Sustainability Report and Annual Report
•
Conserved over 358,000 kilolitres of water annually by deploying robotic cleaning of solar panels
•
ReNew’s Net-Zero by 2040 targets validated by SBTi
• Our social responsibility programs have impacted over 1.4 million people across 10 states and covering over 750+ villages in India
•
Released 1st Integrated report aligned with IR, GRI, SASB, TCFD, EFRAG, CSRD and UNGC
•
Improved score in S&P CSA to 55 for Fiscal 2022-23 from 41 for Fiscal 2021-22
•
Included in 2024 Top-Rated ESG Companies List by Morningstar Sustainalytics
•
40% board diversity
•
60% Independent directors on board
•
3-tier ESG & Sustainability governance in place with a board level ESG Committee

Corporate Social Responsibility

We are committed to promoting inclusive growth and empowering communities through education and the provision of employment opportunities. To this end, we have implemented the ReNew India Initiative. The ReNew India Initiative is focused on three broad areas of community development: human, social, and environmental capital. Our flagship programs under the ReNew India Initiative include the following:

•
Lighting Lives: an initiative focusing on last-mile electrification of schools with less than three hours of electricity through solar energy, thereby changing the education delivery and creating a force of young green ambassadors through clean energy advocacy
•
Women for Climate: A socio-economic empowerment program focusing on building climate resilience amongst rural and urban women by supporting green jobs and climate entrepreneurship.

•
ReNew Young Climate Leadership Curriculum: An advocacy curriculum for school students to drive climate action and induce behavioural change for more sustainable lifestyles.
•
Community-based water management: A community-corporate-based partnership to address the need for ensuring access to quality drinking water by the establishment of water filtration units in communities and schools.
•
Thought leadership: To scale up our interventions and create deeper impact, we launched our philanthropic arm the “ReNew Foundation” in the year 2018 to drive policy advocacy through various partnerships and programs.

In recognition of our various corporate social responsibility efforts, we were awarded the prestigious CII ITC Sustainability Award for CSR in the year 2023.

Government Regulations

Due to the industry and geographic diversity of our projects, our operations are subject to a variety of rules and regulations. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures. Set forth below is a brief summary of some of the principal legislations governing our business.

Industry specific legislation

Electricity Act, 2003

The Electricity Act, 2003, as amended (“Electricity Act”) is the central legislation which covers, among others, generation, transmission, distribution, trading and use of electricity. It governs the establishment, operation and maintenance of any electricity generating company and prescribes technical standards in relation to the connectivity of generating companies with the grid. As per provisions of the Electricity Act, generating companies are required to establish, operate and maintain generating stations, sub-stations and dedicated transmission lines. Further, the generating companies may supply electricity to any licencee or even directly to consumers, subject to obtaining open access to the transmission and distribution systems and payment of transmission charges, including wheeling charges and any other open access charges, as may be determined by the concerned electricity regulatory commission. In terms of the Electricity Act, open access means the non-discriminatory provision for the use of transmission lines or distribution system or associated facilities with such lines or system, by any licensee or consumer or a person engaged in generation in accordance with the regulations specified by the relevant electricity regulatory commission.

In accordance with Section 7 of the Electricity Act, a generating company may establish, operate and maintain a generating station without obtaining a licence under the Electricity Act if it complies with the technical standards relating to connectivity with the grid prescribed under clause (b) of Section 73 of the Electricity Act.

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

The Ministry of Power introduced the Electricity Act (Amendment) Bill, 2020 (“2020 Amendment Bill”) to amend the Electricity Act to promote the generation of electricity from renewable sources of energy. The Ministry of Power also introduced Electricity (Rights to Consumers) Rules, 2020, as amended (“2020 Electricity Rules”) to empower consumers of electricity and confer rights upon the consumers to be entitled to reliable services and quality electricity. The 2020 Electricity Rules introduced, inter alia, installation of smart or pre -payment meter. Further, the Rules intend to ensure the availability of 24x7 power to all the consumers with some exceptions for lower hours that the relevant State Electricity Regulatory Commission may specify for certain categories of consumers and introduces robust grievance redressal mechanism to be introduced by the distribution licensees.

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

National Tariff Policy, 2016

The Government of India notified the Tariff Policy on January 6, 2006 (“Tariff Policy 2006”) under Section 3 of the Electricity Act, to ensure availability of electricity to consumers at reasonable and competitive rates, financial viability of the sector and to attract investment, promote transparency, consistency and predictability in regulatory approaches across jurisdictions and minimise perceptions of regulatory risks and promote competition and to guide CERC and the SERCs in discharging their functions. The Tariff Policy 2006 has now been replaced with the NTP 2016.

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

The NTP 2016 has removed the ambiguity on applicability of the RPOs on co-generation as it has been clarified that co- generation from sources other than renewable sources shall not be excluded from the applicability of the RPO. NTP 2016 specifies that an existing coal or lignite based generating station may choose to add additional renewable energy capacity and generation from such renewable energy capacity may be bundled with its thermal generation for the purpose of sale. In case an obligated entity procures such bundled power, then the SERCs will consider the obligated entity to have met the RPO to the extent of power bought from such renewable energy generating stations.

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

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Wind and Solar Power

The Ministry of Power (MoP) issued guidelines on August 3, 2017 and December 8, 2017, as amended, for procurement of solar and wind power, respectively, through tariff based competitive bidding process (“Competitive Bidding Guidelines”). The Competitive Bidding Guidelines aim to enable the distribution licensees to procure solar and wind power at competitive rates in a cost-effective manner. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees, or the authorised representatives(s), or an intermediary procurer from grid-connected Solar PV Power Projects or grid-connected Wind Power Projects having capacity of 5 MW and above or 5 MW and above for intra-state projects 50 MW and above for inter-state projects, respectively. The Competitive Bidding Guidelines were further supplemented when the Ministry of Power issued guidelines on August 26, 2022 with the aim of promoting cheaper renewable energy sources replacing costlier thermal power and to promote RPO of distribution licensees. Additional guideline updates in July 2023 have introduced a transparent, fair, standardised procurement framework based on open competitive bidding and guidelines around the competitive procurement of electricity from solar PV power plants, Solar PV capacity addition and energy storage obligation requirements of DISCOM.

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

Guidelines for Tariff Based Competitive Bidding Process for procurement of power from Grid Connected Wind Solar Hybrid Projects, 2020 (“Hybrid Projects Guidelines”)

Pursuant to the Hybrid Policy, a scheme was introduced on May 25, 2018 for setting up of 2500 MW of wind-solar hybrid power projects at a tariff discovered through competitive bidding. The Hybrid Projects Guidelines dated October 14, 2020, as amended, issued by MNRE provides a framework for procurement of electricity from ISTS grid connected wind-solar hybrid power projects and facilitates transparency and fairness in procurement processes. Further, power purchase agreements, (“PPAs”) entered into pursuant to these guidelines shall not have a term lesser than 25 years from the COD. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees or an intermediary procurer from Inter State Transmission State grid-connected wind-solar hybrid power projects having individual size of 50 MW and above at one site with minimum bid capacity of 50 MW. The Hybrid Projects Guidelines as amended on March 9, 2022 and November 2, 2022 provide that where the distribution licencee, authorises any agency to carry out the tendering/bidding process on its behalf then the agency will be responsible for fulfilling all the obligations imposed on the procurer during the bidding phase, in accordance with these Guidelines.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Power from Grid Connected Wind Solar Hybrid Projects 2023

Subsequently, the Ministry of Power (MoP) issued a guideline for tariff based competitive bidding (TBCB) process for procurement of power from grid connected wind solar hybrid projects on 21st August 2023. The objective of the guidelines is to promote competitive procurement of electricity from grid connected wind solar hybrid power projects, by distribution licensees, to protect consumer interests. The guideline aims to facilitate renewable capacity addition and fulfilment of renewable purchase obligation requirement of discoms. These guidelines apply to all subsequent wind-solar hybrid power projects of 10 MW and above capacity for intra-state transmission, and 50 MW and above for inter-state transmission, with or without energy storage. However, at least 33 per cent of the total capacity must be from either wind or solar resources.

National Repowering and Life Extension Policy for Wind Power Projects, 2023

The policy was issued by Ministry of New and Renewable Energy (MNRE) on 7th December 2023 to enable the replacement of older turbines with newer, more efficient models even before the end of their design life, if owners choose to. It also allows for the refurbishment of wind turbines to extend their life beyond the design life based on safety and performance assessment according to relevant standards. The National Institute of Wind Energy (NIWE) estimated the country’s repowering potential at 25.406 GW for turbines below a 2 MW capacity. A detailed repowering potential map will be issued by NIWE. Turbines eligible for repowering or refurbishment under the policy include those not complying with the quality control order, those that have completed their design life, turbines of rated capacity below 2 MW, and turbines that can be commercially or voluntarily considered after 15 years of installation.

According to the policy, repowering projects can be classified either as standalone or aggregation projects. Until the power purchase agreement (PPA) expires, electricity procurement will be based on the average generation of the previous three years. The current PPA tenure will be extended for up to two years, or for a term equal to the refurbishment or repowering. The existing distribution company (discom) is not entitled to any authority or procurement over the surplus power produced, following repowering or refurbishment. The developer has the flexibility to sell the surplus power generated as per their choice, whether through the power exchange, bilateral agreements, or by engaging in short/medium/long-term PPA in accordance with prevailing laws and regulations. There is no mandatory obligation to supply the power to any discom or procurer at fixed rates. Repowering or refurbishment initiatives should be operational within 24 months from the issuance of the consent letter.

National Offshore Wind Policy, 2015

India possesses a coastline of approximately 7600 km, which provides a prospective source of offshore wind energy. Per the National Offshore Wind Energy Policy dated October 6, 2015, the Ministry of New and Renewable Energy (MNRE) will assist in the development of offshore wind energy in India and work in close coordination with other government entities for development and use of maritime space within the Exclusive Economic Zone (EEZ) of the country and shall be responsible for the overall monitoring of offshore wind energy development in the country. The National Institute of Wind Energy (NIWE), Chennai will carry out resource assessments, surveys and studies in the EEZ, demarcate blocks and facilitate developers for setting up offshore wind energy farms. The MNRE published a Strategy for Establishment of Offshore Wind Energy Projects on August 17, 2023 which was then revised and republished on September 26, 2023, which provides three models for the development of offshore wind and contemplates an anticipated auction of 37 GW of offshore wind deployment by 2030.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Round-The Clock Power from Grid Connected Renewable Energy Power Projects, complemented with Power from any other source or storage.

The Ministry of Power (MoP) has issued guidelines on July 22, 2020 as amended on November 3, 2020, February 5, 2021, February 3, 2022 and August 26, 2022 to enable procurement of round-the-clock power by distribution companies from grid- connected renewable energy power projects, complemented with power from any source or storage, through tariff based competitive bidding process, and to facilitate addition to renewable energy capacity and fulfilment of renewable power obligation requirements of distribution companies. Pursuant to these guidelines, the renewable energy component generated under this program is eligible for renewable purchase obligation compliance. Further, the amendment dated February 5, 2021 has made it mandatory to include force majeure clauses in the PPAs as per the industry standards. The amendment dated August 29, 2022 provided, among other things, that: (i) the provisions for change in law shall be construed in accordance with the Electricity (Timely Recovery of Costs due to Change in Law) Rules, 2021 notified by the Ministry of Power on October 22, 2021; and (ii) in case of project components being located at multiple locations, if one of such components (wind or solar PV) is ready for injection of power into the grid but the remaining component is unable to be commissioned, then the generator will be allowed for commissioning of such component which is ready outside the ambit of PPA, with first right of refusal for such power vested with the end procurer. Subsequent to refusal of such power by the end procurer, the right of refusal shall vest with the intermediary procurer. In case the procurer/intermediary procurer decides to buy such discrete component(s) power outside the PPA, such power shall be purchased at 50% of the PPA Tariff/weighted average levelised tariff for the applicable contract year.

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Firm and Dispatchable Power from Grid Connected Renewable Energy Power Projects with Energy Storage Systems, 2023

The Ministry of Power (MoP) has issued guidelines for a tariff-based competitive bidding process to procure firm and dispatchable power from grid-connected renewable energy projects with energy storage devices on 9th June, 2023. The guidelines specifically focus on the procurement of firm and dispatchable power from grid-connected RE power projects. Firm and Dispatchable RE power refer to the supply of electricity according to the specified demand profile mentioned in the Request for Selection (RfS) or bidding documents. Bids will be solicited in terms of power capacity, with a minimum bid quantum of 50 MW. The guidelines emphasise the need of encouraging competition, transparency, and standardised procurement in order to minimise power procurement costs, allow renewable capacity increase, and meet renewable purchase and storage power responsibilities. They also intend to deliver appropriate returns to investors and to provide the groundwork for long-term inter-state and intra-state electricity sales and purchases. The bidding procedure will be a two-part, single-stage process that includes a technical bid and financial bid review. Qualification standards, including technical and financial requirements, have been established to assess the competence of project developers. The successful bidder must retain a majority stake in the special purpose vehicle or project company that will carry out the power purchase agreement (PPA). The PPA period is ideally 20 years, but can be extended to 25 years.

A subsequent amendment by MoP was published on 2nd February 2024 focuses on refining Clause 14.3, specifically addressing delays in the commencement of power supply. Notably, Clause 14.3 (b) (ii) has been officially removed, indicating a deliberate effort to streamline and potentially expedite the initiation of power supply from these projects. The revision is poised to have a substantial impact on the operational dynamics of grid-connected renewable energy initiatives nationwide.

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

In a notification published on 28th March 2023, CERC further extended the period of applicability of the said regulations through 30th June, 2024.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff determination from Renewable Energy Sources) Regulations, 2024

The Central Electricity Regulatory Commission (CERC) on June 12, 2024, issued the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2024.

These regulations come into force on 1st July 2024, and, unless reviewed earlier or extended by the Commission, shall remain in force up to 31st March 2027.

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

Further, NEP emphasises the need to promote generation of electricity based on non-conventional sources of energy. The NEP provides that SERCs should specify appropriate tariffs to promote renewable energy (until renewable energy power projects relying on non-conventional technologies can compete within the competitive bidding system). SERCs are required to specify percentages of the total consumption of electricity in the area of a distribution licensee that progressively increase the share of electricity generated from renewable sources. Furthermore, the NEP provides that such purchase of electricity by distribution companies should be through competitive bidding.

The Government of India has released draft of National Electricity Policy, 2021 and sought comments from the stakeholders. Once implemented, the draft National Electricity Policy aims at achieving the following objectives, among others: (a) promotion of clean and sustainable generation of electricity; (b) development of adequate and efficient transmission systems; (c) revitalization of DISCOMs; (d) development of efficient markets for electricity; (e) supply of reliable and quality power in line with specified standards in an efficient manner; (f) move towards light- touch regulation; and (g) promotion of manufacturing goods and services in India in the generation, transmission and distribution segments of the power sector under the Make in India initiative and Atmanirbhar Bharat Abhiyan (self-reliance scheme).

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2023. (“Grid Code”)

The CERC notified the new Grid Code on 29th May 2023. These regulations will apply to all users, state load despatch centres (SLDCs), renewable energy management centres, regional load despatch centres (RLDCs), national load despatch centre, central transmission utility, state transmission utilities, licensees, five regional power committees, settlement nodal agencies, qualified coordinating agencies and power exchanges to the extent applicable. For stable, reliable and secure grid operation and to achieve maximum economy and efficiency of the power system, the grid code apart from the provisions relating to the role of various statutory bodies and organisations and functional linkages among them, contains extensive provisions pertaining to reliability and adequacy of resources; technical and design criteria for connectivity to the grid including integration of new elements, trial operation and declaration of commercial operation of generating stations and inter-state transmission systems; protection setting and performance monitoring of the protection systems including protection audit; unit commitment, scheduling and despatch criteria for physical delivery of electricity; integration of renewables; ancillary services and reserves; and cyber security.

The CERC (Indian Electricity Grid Code) Regulations, 2010 as a result of the new regulations stands repealed.

National Electricity Plan (Volume 1) Generation, 2023

On May 31, 2023, the Central Electricity Authority (CEA) issued the National Electricity Plan (NEP) for the 2022 to 2032 period. The projected installed capacity for the year 2031-2032 is estimated to be 900,422 MW, comprising 304,147 MW of conventional capacity and 596,275 MW of renewable-based capacity and, a battery energy storage system (BESS) capacity of 47,244 MW, or 236,220 MWh. These projections align with the national target to achieve a non-fossil-based installed capacity of approximately 500 GW by the year 2029 to 2030.

Renewable Purchase Obligations

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, the Electricity Act and the Tariff Policy require the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, which are known as RPOs. RPOs are required to be met by obligated entities (distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by renewable energy power producers such as the Group, or by purchasing renewable energy certificates (“RECs”). In the event of default by an obligated entity in any fiscal year, the SERC may direct the obligated entity to pay a penalty or to deposit an amount determined by the relevant SERC, into a fund to be utilised for, among others, the purchase of RECs.

Revised RPO notification was published on 20th October, 2023; and is expected to lead to larger penalties for obligated entities for non-compliance. Fungibility between sub-categories to meet the overall targets, shall make RPO more compliant as well as ensure timely fulfilment by the obligated entities (Discoms, Open Access Consumers, Captive Power Producers)

Generation Based Incentive Scheme (“GBI Scheme”)

To encourage generation from wind energy projects, MNRE notified the GBI Scheme for grid connected wind power projects on December 17, 2009 which is currently applicable to the wind power projects which were commissioned and registered under the GBI Scheme during period commencing from the date of the aforementioned notification and up to March 2017. GBIs under the GBI Scheme are available for the wind power projects selling electricity to the grid and captive wind power projects but exclude wind power projects that undertake third-party sales. Only those wind power projects which sell electricity at the tariff announced by SERCs and/or state governments are eligible for benefits under the GBI Scheme. The objective of the GBI Scheme is to (i) broaden the investor base; (ii) incentivise actual generation with the help of generation / outcome-based incentives; and (iii) facilitating entry of large independent power producers and foreign direct investment in the Indian wind power sector. Under the GBI Scheme, generation-based incentives are available for a minimum period of four years and maximum period of 10 years.

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

Central Electricity Regulatory Commission (Open Access in Inter-State Transmission) Regulations, 2008 (“CERC Open Access Regulations”)

The CERC Open Access Regulations, as amended from time to time, for inter- state transmission provide for a framework which not only facilitates traditional bilateral transactions (negotiated directly or through electricity traders), but also caters to collective transactions discovered in a power exchange through anonymous, simultaneous competitive bidding by sellers and buyers. Applicable to short term open access transactions up to one month at a time, the emphasis of the CERC Open Access Regulations is on scheduling rather than reservation to ensure that the request of an open access customer is included in the dispatch schedules released by RLDCs. Further, certain types of transmission services by payment of transmission charges (to be levied in Rupees per MWh) shall be available to open access customers based on the type of transactions, i.e., bilateral or collective. In addition to transmission charges, certain operating charges shall also be levied. The CERC Open Access Regulations enable entities connected to inter-state transmission as well as intra-state transmission and distribution systems to purchase power from a source other than the incumbent distribution licensee situated outside the relevant State. The CERC Open Access Regulations were last amended in December 2019, establishing procedures for scheduling of transactions in the real-time market.

Central Electricity Regulatory Commission (Grant of Connectivity, Long-term Access and Medium-term Open Access in inter-State Transmission and related matters) Regulations, 2009 (“CERC Connectivity & Access Regulations”)

The CERC Connectivity & Access Regulations, as amended from time to time, provide a framework for granting connectivity, medium and long-term access to the inter-state transmission system (“ISTS”) Any power generating station, including a captive generating plant or a bulk consumer, is authorised to seek connectivity, medium and long-term access to the ISTS in accordance with the provisions made under these Regulations. CERC Connectivity & Access Regulations identifies Central Transmission Utility (“CTU”) as the nodal agency for grant of connectivity. With respect to medium and long-term access to ISTS, CTU is mandated to frame procedures concurrent to the CERC Connectivity & Access Regulations covering all the aspects as envisaged in the CERC Connectivity & Access Regulations in detail. For grant of connectivity, wind and solar based projects are treated differently by CERC Connectivity & Access Regulations, as a separate set of procedures is framed for wind and solar projects safeguarding the interests of renewable energy projects and the transmission system owner.

Central Electricity Regulatory Commission (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020 (“CERC Transmission Charges Regulations 2020”)

The CERC Transmission Charges Regulations 2020, as amended on February 7, 2023, provides a framework for sharing of charges among the entities for using the ISTS network. As per the CERC Transmission Charges Regulations 2020, transmission charges and losses for the use of ISTS are not applicable for solar power-based projects whose useful life has been commissioned during the period from July 1, 2011 to June 30, 2023 and for wind power-based projects whose useful life has been commissioned during the period from July 1, 2017 to June 30, 2023. The CERC Transmission Charges Regulations 2020 has come into force from November 1, 2020 and has superseded the CERC Transmission Charges Regulations 2010. The CERC Transmission Charges Regulations 2020 accorded ISTS transmission charges waiver to wind, solar and hydro projects as follows:

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

Electricity (Promotion of Generation of Electricity from Must-Run Power Plant) Rules, 2021 (“Must-Run Rules”)

Under the Must-Run Rules, a wind, solar, wind-solar hybrid or hydro power plant (in cases where water levels could lead to flooding risk) or a power plant from any other sources, as may be established from time to time by the relevant governmental authority, that has entered into an agreement to sell electricity to any person is a ‘must-run power plant’. A must-run power plant is not subject to reduction or regulation of generation or supply of electricity on account of merit order dispatch or any other commercial consideration, except in the event of technical constraint in the electricity grid or for reasons of security of the electricity grid. In the event of reduced demand by a procurer from a must-run power plant, compensation is payable by the procurer to the must -run power plant at the rates specified in the agreement for purchase or supply of electricity. In the event of any technical constraint in the electricity grid or for reasons of security of the electricity grid, where the procurer notifies the must -run power plant in advance of a reduction, the must-run power plant will sell the electricity not utilised by the procurer on the open market. The amount realised by such must-run power plant from such sale of electricity on the open market, after deducting actual expenses paid for the sale on the open market, if any, shall reduce the compensation payable by the procurer. Amounts owed pursuant to the foregoing will be paid by the procurer on a monthly basis with any offset payment paid by the must-run power plant to the procurer within one month of the close of the fiscal year.

Electricity (Late Payment Surcharge) Rules, 2022 (“LPS Rules 2022”)

The LPS Rules 2022 were notified by the Ministry of Power on June 3, 2022. The LPS Rules 2022 are applicable for payments to be made in pursuance of power purchase agreements, power supply agreements and transmission service agreements, where tariff is determined under the Electricity Act, 2003, including such agreements which become effective before the LPS Rules 2022 came into force. The LPS Rules 2022 provide that late payment surcharge, that is, the charges payable by a distribution company to a generating company or electricity trader for power procured from it, or by a user of a transmission system to a transmission licensee on account of delay in payment of monthly charges beyond the due date, shall be payable on the payment outstanding after the due date at the base rate of late payment surcharge applicable for the period for the first month of default. The rate of late payment surcharge for the successive months of default shall increase by 0.5% for every month of delay provided that the late payment surcharge shall not be more than 3 percent higher than the base rate at any time and shall not be higher than the rate specified in the agreement for purchase or transmission of power. All payments by a distribution licensee to a generating company or a trading licensee for power procured from it or by a user of a transmission system to a transmission licensee shall be first adjusted towards late payment surcharge and thereafter, towards monthly charges, starting from the longest overdue bill. LPS Rules 2022 also provides for regulation of access to power in case of non-payment of dues within the specified time period. The over-dues of the prior period, i.e., up to June 3, 2022, shall be liquidated through equated monthly instalments as per the provision of the LPS Rules 2022.

Electricity (Promoting Renewable Energy Through Green Energy Open Access) Rules, 2022 (“Green Energy Open Access Rules 2022”)

The Ministry of Power notified the Green Energy Open Access Rules 2022 on June 6, 2022 with the objective of ensuring access to affordable, reliable, sustainable and green energy. The reduction of the open access transaction limit from 1 MW to 100 kW and appropriate provisions for cross-subsidy surcharge, additional surcharge, and standby charge is expected to incentivise consumer access to green energy at reasonable rates.

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

Ministry of Environment - E-Waste (Management) Rules, 2022

These rules apply to every manufacturer, producer refurbishes dismantler and recycler involved in manufacture, sale, transfer, purchase, refurbishing, dismantling, recycling and processing of e- waste or electrical and electronic equipment, including Solar panels/cells, solar Photovoltaic panels/cells/modules under (ii) Consumer Electrical and Electronics and Photovoltaic.

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

Ministry of Environment, Forest and Climate Change - Plastic Waste Management Rules, 2016.

These rules apply to every waste generator, local body, village body, manufacturer, importers and producer. The rules do not apply to the export-oriented units or units in special economic zones, notified by the Central Government, manufacturing their products against an order for export only.

The waste generator must take steps to minimise generation of plastic waste and segregate plastic waste at source in accordance with the Solid Waste Management Rules, 2000; not litter plastic waste and ensure segregated storage of waste at source; and handover segregated waste to the relevant local body or agencies appointed by them or registered waste pickers’, registered recyclers or waste collection agencies.

Renewable energy certificates (“RECs”)

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) on January 14, 2010 and the same was amended on September 29, 2010, July 10, 2013, December 30, 2014 and March 28, 2016. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter -state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Despatch Centre as the central agency to perform the functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfilment of RPOs by the distribution utilities/consumers.

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

The national load despatch centre (NLDC) has been designated the agency to implement these regulations. REC Regulations stipulated the details of Grant of accreditation, Issuance, Exchange, Redemption, Denomination, Pricing and Validity for certificates. CERC has also introduced certificate multiplier for renewable energy generating station, Hydro, municipal solid waste, non- fossil fuel-based cogeneration and biomass and biofuel. Certificate once assigned to a renewable energy generating station, the certificate multiplier will remain valid for 15 years.

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

The MNRE has conducted an evaluation to determine eligible models and manufacturers of solar photovoltaic (PV) cells and modules that comply with the Bureau of Indian Standards (BIS) and has published them in a list called the “Approved List of Models and Manufacturers” (ALMM). The Ministry issued the “Approved Models and Manufacturers of Solar Photovoltaic Modules (Requirements for Compulsory Registration) Order” on January 2, 2019, which includes LIST I, specifying models and manufacturers of Solar PV Modules, and LIST II, specifying models and manufacturers of cells. Subsequently, on March 28, 2019, the MNRE identified the National Institute of Solar Energy (NISE) as the implementation agency and in further guidelines outlined various procedures for inspections, quality checks, and renewals for enlistment under the ALMM. Recently, on May 20, 2024, the MNRE has clarified the ALMM order concerning modules shall apply to all bids with a last date of bid submission on or after April 10, 2021. This measure aims to ensure that solar PV cells and modules used in government and government-assisted projects meet established standards for quality and reliability, thereby safeguarding long-term energy security.

Performance Linked Incentive (“PLI”) Scheme: National Programme on High Efficiency Solar PV Modules

The MRNE is implementing the production linked incentive (PLI) scheme for high efficiency solar PV modules, for achieving manufacturing capacity of Giga Watt (GW) scale in high efficiency solar PV modules with a total anticipated investment of Rs. 24,000 crores. Solar PV manufacturers are selected through a transparent selection process. This scheme contemplates PLIs for selected solar PV module manufacturers during the five-year period post commissioning, on manufacture and sale of high efficiency solar PV modules. The PLI Scheme is being implemented in two tranches with a budgetary allocation of Rs. 4,500 crores applied to the first tranche and Rs.19,500 crores to the second tranche.

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

Guidelines for Procurement and Utilization of Battery Energy Storage Systems as part of Generation, Transmission and Distribution Assets, along with Ancillary Services

The guidelines were notified by the Government of India in March 2022 and aim to facilitate the procurement of battery storage systems to be utilised either in combination with renewable energy or as a standalone asset. These guidelines will also play a critical role in achieving the nation’s renewable energy and decarbonization goals. Business opportunities identified by the Ministry of Power in this space include BESS coupled with RE and with transmission infrastructure and storage for distribution and ancillary services.

Revised Scheme for Flexibility in Generation of Thermal / Hydro Power Stations through Bundling with Renewable Energy and Storage Power

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

On selection of the bidder and issue of letter of intent from the BPC, the selected bidder shall execute the share purchase agreement to acquire the special purpose vehicle created for the project to become the transmission service provider in accordance with the bid made and consequently execute the transmission service agreement in accordance with the TBCB Guidelines. The transmission service provider shall accordingly be required to make an application for the grant of a transmission licence to the appropriate commission within five working days from the date of execution of the share purchase agreement for the acquisition of the special purpose vehicle.

Bidding Trajectory for Renewable Energy Power Projects

The MNRE has prescribed an annual bidding trajectory for RE power bids to be issued by Renewable Energy Implementation Agencies (REIAs). Bids for 50 GW per annum RE capacity, with at least 10 GW per annum Wind power capacity, are to be issued each year from 2023-24 to 2027-28.

State Level Policies, Guidelines for Promotion and Establishment of Renewable Energy Projects

In addition, projects developed by the SPVs in various states are subject to state level policies. Various states in India have from time to time announced administrative policies and regulations in relation to solar and wind power projects and related matters. Typically, these state policies are framed by nodal agencies responsible for development of renewable energy and energy conservation in the respective states. These policies provide for, among others, the incentives of setting up of wind and/or solar power projects in the relevant states, procedures and approvals required for setting up of wind and solar power projects within the state, regulation of grid integration, connectivity and security, and tariff determination. These state-specific policies and regulations have material effects on our business as PPAs between project developers and state offtakers are entered into in accordance with the applicable state policies and regulations. Accordingly, these PPAs are standard form contracts and the project developers have no flexibility in negotiating the terms of the PPAs. The majority of our solar power plant generation occurs in States of Karnataka, Madhya Pradesh, Andhra Pradesh, Gujarat, Rajasthan, Telangana and Maharashtra. Some key regulations applicable in these states are described below.

Rajasthan

The Rajasthan Renewable Energy Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Rajasthan.

The Government of Rajasthan notified the Rajasthan Wind and Hybrid Energy Policy, 2019 which came into effect from December 18, 2019 and will remain in force until superseded by another policy. The Rajasthan Wind and Hybrid Energy Policy, 2019 is aimed at achieving 2,000 MW of wind power capacity and 3,500 MW of wind-solar hybrid power projects in Rajasthan by 2024-25. In addition, this policy also aims to promote development of wind and wind-solar hybrid power projects aimed at captive consumption and sale to third parties within and outside Rajasthan, and further enable fulfilment of the RPO of the distribution companies (as determined by the Rajasthan Electricity Regulatory Commission).

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

The Rajasthan Electricity Regulatory Commission (RERC) issued the Renewable Purchase Obligation (RPO) Regulations on 13th June 2023, highlighted the RPO targets for wind, hydro and Energy storage for Fiscal 2030. Targets include RPO of 6.94% for wind, 2.82% for Hydro and 4% for Energy storage by Fiscal 2030. Wind compliance shall be met only by energy produced from projects commissioned after 31 March 2022; Hydro power obligation shall be met only by energy produced from large hydro projects (including PSP) and small hydro projects commissioned after 8th March 2019 and Energy storage obligation may be met if 85% of total energy storage stored annually is procured from RE sources.

The Government of Rajasthan has issued Green Hydrogen Policy on 29th September 2023 to achieve 2 MTPA Green Hydrogen and derivatives production capacity by 2030. The target also includes 1 GW electrolyser manufacturing capacity and to have 10% share of green hydrogen in natural gas pipelines for the gas produced within Rajasthan by 2030. Government will be giving 50% waiver on electricity duty, transmission and wheeling charges for 10 years and 100% waiver on Cross Subsidy surcharge and Additional surcharge for 10 years. Monthly banking allowed up to 1/3 of energy injected on payment of banking charges.

The RERC has issued Renewable Energy Policy on 6th October 2023 with a target to achieve 90 GW by Fiscal 2030. The 90 GW capacity includes 65 GW solar, 15 GW solar-hybrid and 10 GW hydro, PSP and BESS. The policy fosters renewable energy parks through public-private partnerships, with the government investing up to 50% equity. State will promote hybridization of existing Conventional Thermal Power Plants by allowing setting up of RE Plants by the Conventional Power Generators.

Karnataka

The Karnataka Renewable Energy Development Limited is the agency responsible for promoting and developing renewable energy in the state of Karnataka. The state government of Karnataka has formulated the Karnataka Renewable Energy Policy 2022 -2027, as amended (“Karnataka RE Policy”) which will remain in effect for a period of 5 years or until new policy is announced. The Karnataka RE Policy, as amended, aims to harness a minimum of 10 GW by 2027 in multiple phases. To advance the development of renewable energy markets and to stimulate the sustainable economic growth through green investments in the state, the Karnataka RE Policy focuses on development of key markets in the state of Karnataka. The Karnataka RE Policy provides incentives for energy sale as per industrial policy.

The Karnataka Electricity Regulatory Commission (KERC) (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015, as amended on December 13, 2022, (“KERC DSM Regulations”) were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the grid code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects. All wind and solar generating stations with installed capacity of 10 MW and above and 5 MW and above, respectively, fall under the purview of KERC DSM Regulations. Wind and solar power generators connected to the state grid forecast and schedule their power generation on a week ahead, day ahead and intra-day basis. The schedule by wind and solar generators may be revised by giving advance notice to the relevant State Load Despatch Centre. Depending upon the degree of variation from the schedule provided and actual generation in 15-minute time blocks, wind and solar generators are liable to pay/receive the charges for deviations as per the formula prescribed under the KERC DSM Regulations.

The KERC (Terms and Conditions for Green Energy Open Access) regulations issued on February 12, 2023 in accordance with Green Energy Open Access Rules notified by the Ministry of Power.

The KERC issued the Repowering Policy for Wind Projects on 2nd January 2024 for technologically obsolete turbines in line with central government recommendations. BIS compliant turbines under 2 GW that have completed their design life are eligible for repowering. DISCOMs will continue to procure quantum equal to average of previous 3 years generation under existing PPAs for 25 years starting from COD of original project. Exemption is given for up to 2 years for installation of new turbines. Projects owners are allowed to sell additional power to other consumers subject to refusal of Discoms. Projects to be commissioned within 2 years of receiving consent letter.

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

The Andhra Pradesh Electricity Regulatory Commission issued the Green Energy Open Access, Charges and Banking Regulations on 1st May 2024. Under the new framework, the regulation introduces more accessible measures for energy consumers and producers to invest and participate in green energy initiatives. This initiative is seen as a crucial step toward achieving the state’s ambitious renewable energy goals. The regulation facilitates easier access for consumers to green energy sources, which is expected to not only boost the local green energy market but also support the national agenda on sustainable energy. The regulation also revises the charges associated with green energy procurement. The APERC has laid out a structured tariff system that incentivises the adoption of renewable energy sources by making them more economically viable for consumers. This change is anticipated to attract more investments into the renewable sector and is part of a broader effort to make green energy a more attractive option compared to conventional energy sources. Additionally, the regulation introduces new banking rules related to energy production and consumption. These rules are designed to help manage the energy produced from renewable sources more efficiently, allowing for better energy storage and distribution across the state.

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

The Gujarat Energy Development Agency (GEDA) as of 21 September 2023 has directed state authorities to grant necessary permissions to project developers to set up inter-state and intra-state connected renewable power projects in the state.

The GEDA published the Renewable Energy Policy on 4th October 2023 for a period up to September 2028. The state target is that RE becomes 50% of total installed capacity by 2030. The Policy encourages setting up wind, solar and hybrid (wind solar) power projects in the state of Gujarat. Benefits under the policy will be extended to a project for 25 years from the date of commissioning or its lifespan, whichever is earlier. Under this policy banking of RE power has been allowed on a monthly basis and transfer of green attributes will only be available for obligated entities up to their RPO target.

The GERC also issued the Green Open Access Regulations (GEOA) on 20th February 2024. The regulations apply to those interested in availing of GEOA with a contracted demand or sanctioned load of at least 100 KW. This includes consumers, green energy generators, or licensees with single or multiple connections aggregating to 100 KW or more within the same electricity division of a distribution licensee. The objective of these regulations is to ensure fair and non-discriminatory access to green energy, including renewable energy sources like solar, wind, biomass, and others. There are three categories of Green Energy Open Access: Long-term, Medium-term, and Short-term. Long-term access extends beyond 12 years but not exceeding 25 years, while medium-term access spans from three months to three years. Short-term access is for periods of up to one month at a time.

The Gujarat Electricity Regulatory Commission (GERC) has introduced the Tariff framework for Wind-Solar Hybrid Projects in Gujarat on 22nd February 2024. This framework aims to regulate the purchase of electricity from such projects, including those with storage capabilities, and address various commercial issues. According to the new order, applicable to projects commissioned after June 19, 2023, the GERC extends its previous tariff framework, which expired on March 31, 2023. The framework emphasises the promotion of renewable energy sources and outlines guidelines for procurement through competitive bidding processes. It also addresses the conversion of existing standalone Wind or Solar projects into hybrid projects, allowing for the addition of new capacity with mutual consent between developers and distribution companies.

Telangana

The Telangana State Renewable Energy Development Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Telangana. The state government has issued Telangana Solar Power Policy 2015 to realise and harness the potential of solar power of the state and contributing long-term energy security to the state. This policy was effective for five years. The policy aims to incentivise usage of solar energy to generate electricity in the form of exempting electricity duty, 100% refund of VAT/SGST for all the solar power project inputs for a period of 5 years, and 100% refund of stamp duty for land purchased for development of solar power project. All solar projects that are commissioned during the operative period shall be eligible for the incentives declared under this policy, for a period of 10 years from the date of commissioning or as specified.

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

The Telangana State Electricity Regulatory Commission (TSERC) (Terms and Conditions of Open Access), Regulation was issued on 15th March 2024, consumers who have a contracted or sanctioned load of 100 kW or more, including those who aggregate multiple connections to achieve a total of 100 kW within the same electricity division of a power discom, are eligible to obtain power through green energy open access (GEOA).

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

The Maharashtra Electricity Regulatory Commission (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018 (“MERC F&S Regulations”) apply to wind and solar energy generators in the state of Maharashtra connected to the intra -state transmission system and using the power generated for self-consumption or sale within or outside the State. In accordance with the MERC F&S Regulations, the power generators are required to pay a charge as specified in the MERC F&S Regulations for deviating from the generation specified in the schedule by State Load Despatch Centre from time to time. However, the Maharashtra Electricity Regulatory Commission, in its order dated August 12, 2020, has directed a working group to undertake a detailed scrutiny of computation of state periphery charges in the deviation settlement mechanism bills and has stated that it shall decide further course of action with respect to the collection of such charges.

The Maharashtra Energy Development Agency (MEDA) issued the state’s Green Hydrogen Policy on 31st October 2023 to achieve 500 kTPA Green Hydrogen and derivatives production by 2030. The incentives given by the government includes 50% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 10 years. Hybrid renewable projects will be given 60% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 15 years. Green Hydrogen production projects: up to 3 projects with total capacity of 100 kTPA subject to maximum individual project capacity of 50 kTPA will get subsidy of 30% of capital cost, 50% waiver on transmission and wheeling charges for 20 years and 100% waiver on electricity duty for 15 years. Hydrogen pipeline will get INR 250 million/km capital cost subsidy subject to maximum of 10 km and 1% interest rate subsidy. Other subsidy includes 100% waiver on land tax on land tax, excise duty and stamp duty on land acquisition.

Environmental Laws

The Central Pollution Control Board of India (“CPCB”) a statutory organization established in 1974 under the Ministry of Environment, Forest and Climate Change (“MoEF&CC”) is responsible for setting the standards for maintenance of clean air and water and providing technical services to the MoEF&CC.

CPCB has classified industrial sectors under the red, orange, green and white categories. The newly introduced white category pertains to those industrial sectors which are practically non -polluting, including solar power generation through photovoltaic cells, wind power projects of all capacities and mini hydroelectric power. In relation to the white category of industries, only intimation to the relevant State Pollution Control Board is required, and there is no requirement to obtain a consent to operate for this category. However, the pollution control laws in India are required to be adhered to subject to their applicability on the entities prescribed under the relevant legislations.

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

Green Hydrogen Policy

In January 2023, the Ministry of New and Renewable Energy Green Hydrogen Mission was notified to produce 5 MMT of Green Hydrogen per annum by 2030, with potential to reach 10 MMT per annum. The Mission will support replacement of fossil fuels and fossil fuel-based feedstocks with renewable fuels and feedstocks based on Green Hydrogen. This will include replacement of hydrogen produced from fossil fuel sources with Green Hydrogen in ammonia production and petroleum refining, blending Green Hydrogen in city gas distribution systems, production of steel with Green Hydrogen, and use of Green Hydrogen-derived synthetic fuels (including Green Ammonia, and Green Methanol) to replace fossil fuels in various sectors including mobility, shipping, and aviation. The Mission also aims to make India a leader in technology and manufacturing of electrolysers and other enabling technologies for Green Hydrogen.

Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component I: Incentive Scheme for Electrolyser Manufacturing”

MNRE notified its scheme guidelines for implementation on 28th June, 2023. These incentives are intended to promote quick scale-up, technological advancement, and cost reduction for electrolysers in India. The financial outlay for the scheme is Rs 44.4 billion. The programme will be implemented from 2025-26 to 2029-30. The scheme would give funding for electrolyser manufacturing in the form of ‘Rs per kW’ According to manufacturing capability, the base incentive will begin at Rs.4,440/kW in the first year and subsequently decrease on an annual basis. The incentives suggested under this programme will be available for 5 years from the start of electrolyser manufacturing.

Subsequently, Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component I: Incentive Scheme for Electrolyser Manufacturing Tranche – II” where published by MNRE on 16th March 2023.

Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component II: Incentive Scheme for Green Hydrogen Production (under mode 1)”

MNRE notified its scheme guidelines for implementation on 28th June, 2023. The scheme has a budget outlay of Rs 130.5 billion and will be implemented from 2025-26 to 2029-30. A direct incentive in terms of ‘Rs per kg’ of green hydrogen production will be paid under the scheme for a period of three years from the date of beginning of green hydrogen production. Beneficiaries of the scheme will be chosen through a competitive process.

Subsequently, Scheme Guidelines for Implementation of Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme Component-II (under Mode-2A) and Component-II: (under Mode-2B) were published by MNRE on 16th January 2024.

Scheme Guidelines for Implementation of Pilot Projects for Use of Green Hydrogen in the Shipping and Steel Sectors under the National Green Hydrogen Mission (NGHM)

The MNRE issued scheme guidelines on February 1, 2024 and February 2, 2024 pertaining to the shipping and steel sectors. Along with other initiatives, the Ministry of Ports, Shipping, and Waterways (MoPSW and Ministry of Steel will implement pilot projects in the shipping and steel sector to replace fossil fuels and fossil fuel-based energy sources with green hydrogen and its derivatives. These pilot projects will be implemented through the MoPSW), Ministry of Steel, and the other implementing agencies nominated under the scheme guidelines. With respect to shipping, two areas have been identified as focus areas under the pilot projects: retrofitting existing ships to enable them to run on green hydrogen or its derivatives, and developing bunkering and refuelling facilities in ports on international shipping lanes for fuels based on green hydrogen. The scheme will be implemented with a total budgetary outlay of RS. 115 crores through the financial year ended 2026. With respect to steel, three areas have been identified as focus areas for the pilot projects: the use of hydrogen in the ironmaking process, the use of hydrogen in blast furnaces, and the substitution of fossil fuels with green hydrogen as a fuel source. The scheme will also support pilot projects involving any other innovative use of hydrogen for reducing carbon emissions in iron and steel production. The scheme will be implemented with a total budgetary outlay of Rs. 455 crores through the financial years 2030.

Scheme Guidelines for the implementation of R&D Scheme under the National Green Hydrogen Mission

The MNRE issued the scheme guidelines on March 15, 2024. The guidelines are intended to provide support to aspects of the green hydrogen value chain, namely, production, storage, compression, transportation, and utilization. The R&D projects supported under the Mission will be goal-oriented, time-bound, and suitable for scaling. In addition to industrial and institutional research, innovative MSMEs and start-ups working on new technological development will also be supported under the scheme guidelines Subsequent to the issuance of the guidelines, the MNRE issued a call for proposals on March 16, 2024.

Scheme Guidelines for Skill Development under the National Green Hydrogen Mission

The scheme guidelines were issued by the MNRE on March 16, 2024. The scheme guidelines support a comprehensive skill gap analysis across various segments of the green hydrogen ecosystem, the creation and maintenance of a registry of skills required by the value chain, design and the development of curricular elements for educational institutions at different levels for skills training.

Scheme Guidelines for Setting Up Hydrogen Hubs in India under the National Green Hydrogen Mission (NGHM)

The scheme guidelines were issued by the MNRE on March 15, 2024. The objectives of the scheme are to: Identify and develop regions capable of supporting large-scale production and/or utilization of hydrogen as green hydrogen hub, develop green hydrogen projects inside the hubs in an integrated manner to allow the pooling of resources and achievement of scale, enhance the cost-competitiveness of green hydrogen and its derivatives vis-à-vis fossil-based alternatives, maximise the production of green hydrogen and its derivatives in India, encourage large-scale utilization and exports of green hydrogen and its derivatives and enhance the viability of green hydrogen assets across the value chain.

Energy Conservation (Amendment) Bill, 2022

The Energy Conservation (Amendment) Bill, 2022, was passed in December 2022, with the intention of encouraging the use of biofuels, green hydrogen, and other renewable energy sources, as well as promoting the trading of carbon credits. The bill includes key provisions regarding: mandating a “minimum use” of non-fossil fuel sources for industries (mining, steel, cement, textile, chemicals, and petrochemicals) and commercial buildings, enabling government authorities to specify a system for trading carbon credits and for carbon markets, and enhancing the scope and coverage of the Energy Conservation Building Code.

Measures to promote Hydropower:

In March 2019, the Government of India issued measures to promote hydropower, including: declaring large hydropower projects (>25 MW) as renewable energy, establishing hydropower tariffs, providing budgetary support for flood moderation and storage hydroelectric projects (HEPs) and providing budgetary support for enabling infrastructure.

C.
Organizational Structure

The following diagram depicts the simplified organizational structure of ReNew Global as of the date hereof. The detailed shareholding of the Company is disclosed in Item No. 7

The significant subsidiaries of ReNew Global are listed below. ReNew Global holds securities in these material subsidiaries either directly or through ReNew India (or its subsidiaries).

Name	Country of incorporation and place of business address	Nature of business	Proportion of ordinary shares held by ReNew Global
ReNew Private Limited (Formerly known as ReNew Power Private Limited)	India	Renewable Energy	94.01%
ReNew Wind Energy (Sipla) Private Limited	India	Renewable Energy	94.01%
ReNew Green Energy Solutions Private Limited	India	Renewable Energy	94.01%
Ostro Kannada Power Private Limited	India	Renewable Energy	94.01%
ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	India	Renewable Energy	94.01%
ReNew Solar Power Private Limited	India	Renewable Energy	94.01%
ReNew Akshay Urja Limited	India	Renewable Energy	94.01%
ReNew (Jharkhand One) Private Limited	India	Renewable Energy	94.01%
RenServ Global Private Limited (Formerly known as ReNew Services Private Limited)	India	Renewable Energy	94.01%
Renew Surya Roshni Private limited	India	Renewable Energy	94.01%
ReNew Surya Ravi Private Limited	India	Renewable Energy	94.01%
ReNew Jal Urja Private Limited	India	Renewable Energy	94.01%
India Clean Energy Holdings	Mauritius	Investor Company	100.00%
Diamond II Limited	Mauritius	Investor Company	100.00%

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

The terms of our leases with state governments typically range from 20 to 30 years. To the extent we sub-lease such land from OEMs/developer, the term of such sub- leases will be for the remaining duration of the lease period under the relevant master lease agreement. Our solar energy projects are generally located on land purchased directly from landowners or arranged by the developer/land co-ordinator, except some of our projects which are located on government land or solar parks and for which we have entered into land use agreements with the state governments.

The table below provides an aggregate of our principal owned and leased properties as of March 31, 2024:

Type	Total Area	Owned Area	Leased Area	Government Land	Others (solar parks (2))
	(in acres (1))
Utility-scale wind energy projects	9,642	5,861	3,781
Utility-scale solar energy projects	37,442	14,307	22,515	122	500
Total	47,085	20,168	26,296	122	500

Note: Details mentioned above are ATS as Owned Area & ATL as Leased Area.

Notes:

(1)
One acre is 43,560 square feet.
(2)
Refers to land that has been subleased by the lessor, mostly the GoI, to us for the construction of solar energy projects.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, such as those set forth in the section titled “Key Information. — Risk Factors” under Item 3.D and elsewhere in this Report. Our audited consolidated financial statements as of March 31, 2024 and for each of the three years in the period ended March 31, 2024, discussed below have been prepared in accordance with IFRS as issued by the IASB.

A.
Operating Results

Management’s discussion and analysis of financial condition and results of operations

Overview

We are one of the largest utility-scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of May 31, 2024 we had a total operational capacity of 9.52 GW, out of which 8.87 GW is commissioned and 650 MW is generating pre-commissioning revenue through sales in the merchant market, and an additional 6.1 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, hydro energy project, utility-scale firm power projects and corporate energy projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply and storage services. Our projects are based on proven wind, solar and storage technologies, covered under long-term PPAs with creditworthy offtakers including central government agencies, public utilities (specifically state electricity utilities) and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA, JERA, SACEF and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Managing Director, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 4.8 times from the year ended March 31, 2017 to March 31, 2024. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering grid parity wind, solar and hydro energy projects, against the backdrop of the Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to a diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 69,195 million in the year ended March 31, 2022 to Rs. 96,531 million in the year ended March 31, 2024.

Significant Factors Affecting the Group’s Results of Operations

Significant growth

We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a total capacity of 15.6 GW as of May 31, 2024 (total capacity was 13.5 GW as of March 31, 2024) across nine states in India.

The table below sets forth additions to our commissioned capacity as of the dates indicated:

	Additions in commissioned capacity (MW) (1)
	As of March 31
	2022			2023		2024
	Organic Growth		Acquisitions (1)	Organic Growth	Acquisitions (1)	Organic Growth		Acquisitions (1)
Utility-scale wind	171.80		—	78.40	—	291.08		—
Utility-scale solar	1305.00		260.00	—	—	(12)	(3)(4)(5)	—
Utility-scale hydro			99.00	—	—	—		—
Distributed solar	(117)	(2)	—	—	—	—		—
Corporate solar	231.67		—	77.00	—	406.30		—
Corporate wind	17.60		—	39.60	—	173.80		—
Others			—	219.30	—	31.50		—
Total commissioned capacity	7,567			7,981		8,871

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
(3)
On April 4, 2023 (amended on September 4 and September 25, 2023), we entered into a definitive agreement with Technique Solaire India to sell five subsidiaries that each housed a 20 MW solar power project in the State of Karnataka and in October 2023, we completed the sale of the subsidiaries and the projects.
(4)
On January 8, 2024, we entered into a definitive agreement with IndiGrid to sell our subsidiary, ReNew Solar Urja Private Limited that housed a 300 MW solar project in the State of Rajasthan and in February 2024, we completed the sale of the subsidiary and the project in accordance with the PPA conditions.
(5)
We commissioned 388 MW of a utility solar project, leading to a net decrease of 12 MW after sale of 400 MW utility solar projects.

The increased scale and production of our project portfolio enables us to benefit from economies of scale and reduce the impact of project-specific risks. We expect to further increase our total commissioned capacity both organically and through acquisitions, and accordingly our results of operations in future periods will be affected substantially.

Power purchase agreements and tariffs

The majority of our revenue is attributable to units of power that we sell, and therefore our results of operations are affected by the tariffs we charge for the units of power that we sell. Almost all power generated from our projects is sold under long-term PPAs to central and state government agencies and public utilities, and private commercial and industrial off-takers. Our PPAs are generally structured in the following ways:

•
FiT. PPAs with FiT generally have an initial term of 25 years and in some instances a term of 13 to 20 years. The tariffs under these PPAs are fixed for the duration of the PPA by the relevant state electricity board in India. A customer typically purchases electricity generated at the capacity contracted at a fixed tariff under the PPA. As of March 31, 2024, projects with PPAs structured on the basis of FiT accounted for 19% of our total capacity.
•
Bidding-based tariffs. The renewable energy landscape in India has moved away from FiT structure to an auction bidding structure for determining tariff. This uses a price discovery mechanism through which various power companies, like us, bid for a tariff rate and the lowest bidder wins the contract. As a result of this competitive bidding process, offtakers are able to procure electricity at lower tariffs. PPAs with bidding-based tariffs have an initial term of 25 years with tariffs generally fixed for the entire duration of the PPA. As of March 31, 2024, projects with PPAs structured on the basis of bidding-based tariffs accounted for 63% of our total capacity.

•
Bilaterally agreed tariffs. Bilaterally agreed tariffs are provided for in PPAs with commercial and industrial customers, including group captive, open access and other third-party consumers. These PPAs have an initial term ranging from 8 to 25 years. As of March 31, 2024, projects with PPAs structured on the basis of bilaterally agreed tariffs accounted for 12% of our total capacity.
•
Power exchange. Power exchange tariffs, or merchant tariffs, refer to free floating prices on the power exchanges in India. These projects typically do not have any PPA. As of March 31, 2024, projects with tariffs on the basis of the power exchange accounted for 6% of our total capacity.

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

Our results of operations are also impacted by the ability and willingness of our customers to fulfil their contractual obligations under the relevant PPA.

Utilization of power generation assets

We regularly review a number of specific metrics, including the following key operating metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions. The following table represents amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years indicated:

	Year ended March 31,
	2022		2023		2024
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity (1) (GW)	3.78	3.69	3.97	3.91	4.46	4.31
Pre-commissioned revenue generating capacity (5)	—	—	—	—	0.27	0.38
Weighted average operational capacity (2) (GW)	3.66	2.78	3.88	3.72	4.28	4.09
Plant load factor (%)	26.4%	23.3%	26.5%	24.9%	27.6%	24.7%
Electricity generated (3) (kWh millions)	8,469	5,677	9,002	8,112	10,243	8,794
Revenue (4) (Rs. million)	33,861	24,060	36,009	32,105	40,847	33,671

Notes:

1)
Commissioned capacity refers to capacity of projects for which a commissioning certificate has been issued and which have already started commercial operations and/or we supply power to offtakers (at the end of the reporting period).
2)
Weighted average operational capacity is calculated as electricity generated divided by the plant load factor and weighted by number of days for the reporting period.
3)
Electricity sold is approximately 4% lower than the electricity generated as a result of electricity lost in transmission or due to power curtailments.
4)
Revenue from the sale of power constitutes 99%, 90% and 94% of our revenue for the years ended March 31, 2022, 2023 and 2024, respectively.
5)
Pre-commissioned revenue generating capacity refers to capacity of projects which have not been commissioned into the PPA yet but are operational, and are generating merchant revenue.

Our results of operations also depend on the utilization of our power generation assets, which largely depends on wind and solar resource availability, grid availability and equipment availability.

•
Wind and solar resource availability. Weather conditions can have a significant effect on our power generation activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. Variations in wind conditions occur as a result of fluctuations in wind currents on a daily, monthly and seasonal basis and, over the long-term, as a result of more general changes in the climate. In particular, wind conditions are generally tied to the monsoon season in India. The monsoon season in India runs from May to September (high wind months) and we generate a majority of our annual wind energy production during this period. Unfavourable wind conditions during the monsoon season could adversely affect production levels and our revenues. Unlike wind resources which are concentrated in specific regions and sensitive to the monsoon season, solar power generation, which also subject to factors such as monsoon conditions, is generally viable across India throughout the year as India ranks among the highest irradiation receiving countries in the world. The profitability of our energy projects also depends on the accuracy of the observed wind and solar conditions at our project sites based on long -term averages of available resource data during the project development phase. Actual wind conditions may not conform to the measured data in resource assessment studies. In addition, climate conditions may be adversely affected by nearby objects, such as buildings, other large-scale structures or wind turbine generator systems, developed later by third parties. Furthermore, components of our systems, such as solar module panels and inverters, could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity.
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
•
Equipment availability. The number and length of planned outages undertaken in order to perform necessary inspections and testing to comply with industry regulations and to permit us to carry out any maintenance activities can also affect our operating results. When possible, we try to schedule the timing of planned outages during the months with relatively low wind velocity. Unplanned outages caused by equipment malfunction, mechanical failure or damage to evacuation infrastructure could adversely affect our operating results. To manage malfunctions and to enable our projects to perform at desired levels, we undertake regular maintenance of our equipment. We seek to mitigate the risks of equipment failure by monitoring the performance of our wind and solar energy projects from a central and state monitoring centres on a continuous basis, reviewing real time data on actual energy generation at each site and addressing any anomalies.

Project costs and capital expenditure

The price of wind turbines, solar module panels and other equipment for our projects have a direct impact on our results of operations through finance costs and depreciation expenses. Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. However, other factors such as higher import duties and other taxes may cause the price of such equipment to increase. We plan to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favourable terms with our OEM vendors. We are also engaged in manufacturing of solar panels that have been are subject to higher import duties to manage costs.

Our capital expenditure requirements comprise the development costs of our projects, including turbine purchase and installation costs, purchase of solar module panels and balance of plant components, labour costs, consultation and professional fees, interest accrued during construction and other project development costs, which include resource assessments, the cost to obtain permits and licences and legal costs. Costs associated with repairs and maintenance of our projects which add to their useful lives are also included in our capital expenditure, while other operation and maintenance expenses are recorded in our statement of profit and loss as other expenses. Projects under construction typically are shown as capital work-in-progress and are capitalised into the carrying amount of property, plant and equipment when the projects are ready for use.

For more details on our capital expenditure requirements, see the section titled “Liquidity and Capital Resources — Capital Expenditure” under Item 5.B.

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

For the years ended March 31, 2022, 2023 and 2024, our operation and maintenance expenses were Rs. 4,929 million, Rs. 5,528 million and 5,937 million, respectively, which represented 8%, 7% and 7% of our revenue for the respective periods. O&M expenses in typical solar and wind energy projects range from Rs. 0.25 million to Rs. 0.8 million per MW and Rs. 0.7 million to Rs. 1.4 million per MW, respectively, and typically escalate at a rate of approximately 4% per annum across projects. Our large project portfolio in India creates a homogeneous spread of operations allowing us to be more efficient with our O&M coverage. This also enables us to negotiate more favourable terms from a diversified basis of O&M service providers.

Financing Requirements

We operate in a capital-intensive industry. As a result, our ability to access cost-effective financing is crucial to our business. We access diversified pools capital, including equity, project finance and corporate debt, from a broad cross-section of investors, lenders and other capital providers. Our ability to access diversified pools of capital has enabled us to raise finance and refinance our projects regularly and on competitive terms to maximise our capital efficiency. While we expect to fund the construction and development of our projects with a combination of cash flows from operations, debt financings and equity financings, our ability to arrange for such financing remains subject to various factors, including those affecting the macroeconomic environment.

We seek to maintain a careful balance between our exposure to fixed and floating interest rate instruments. The level of our borrowings and our ability to obtain additional borrowings on the existing terms as well as any interest rate fluctuations and other borrowing costs, have had and will continue to have a material effect on our finance costs and consequently, our results of operations and financial condition. Our finance costs and fair value change in derivative instruments for the years ended March 31, 2022, 2023 and 2024 were Rs. 41,712 million, Rs. 50,966 million and Rs. 47,506 million, respectively. Our financing costs typically include interest expense on the loans and other debt we incur for financing our projects and for working capital requirements. As of March 31, 2024, we had Rs. 647,316 million of total borrowings (including CCDs of Rs. 18,536 million), comprising long-term interest-bearing loans and borrowings, short-term interest-bearing loans and borrowings and current maturities of long-term interest-bearing loans and borrowings. Our weighted average interest cost of borrowings (excluding letters of credit and buyer’s credit) for the years ended March 31, 2022, 2023 and 2024 was 9.62%, 9.30% and 9.09%, respectively. Rising interest rates could adversely affect our ability to secure financing on favourable terms and our cost of borrowings could, as a result, increase. We have and we intend to continue to regularly refinance our operational projects to extend repayment tenors, enhance borrowing limits and reduce our overall debt service requirements.

Government Policies and Initiatives

The principal market in which we operate is India. In order to boost wind -based capacity additions, the Central Government of India is in the process of formulating certain policies and initiatives. However, we believe that the impact of each of these steps is expected to have an influence on the market only over the medium-term, and the effect of these policies could impact our financial condition and results of operations. For example, the Government of India introduced the National Repowering and Life Extension Policy for Wind Power Projects, 2023, which was issued by the MNRE on December 7, 2023 to enable the replacement of older turbines with newer, more efficient models even before the end of their design life, if owners choose to. It also allows for the refurbishment of wind turbines to extend their life beyond the design life based on safety and performance assessment according to relevant standards. Turbines eligible for repowering or refurbishment under the policy include those not complying with the quality control order, those that have completed their design life, turbines of rated capacity below 2 MW, and turbines that can be commercially or voluntarily considered after 15 years of installation. There is no mandatory obligation to supply the power to any DISCOM or procurer at fixed rates. Repowering or refurbishment initiatives are expected to be in effect within 24 months from the issuance of the consent letter.

Similarly, the MNRE issued the National Wind -Solar Hybrid Policy in May 2018. The policy provides a framework for promotion of large grid connected wind-solar PV hybrid systems for efficient utilization of transmission infrastructure and land. The policy also focuses at reducing the variability in renewable power generation and achieving better grid stability. Moreover, it aims to encourage new technologies, methods and way outs involving combined operation of wind and solar PV plants. The policy provides for procurement of power from a hybrid project on tariff based transparent bidding process. It stipulates that all fiscal and financial incentives available to wind and solar power projects would also be made available to such projects. Further, the policy allows addition of battery storage in hybrid projects so as to reduce variability of output power and provide higher energy output. See the section titled “Business Overview — Government Regulations” under Item 4.B.

Pursuant to the Hybrid Policy, a scheme was introduced on May 25, 2018 for setting up of 2500 MW of wind-solar hybrid power projects at a tariff discovered through competitive bidding. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees or an intermediary procurer from Inter State Transmission State grid-connected wind-solar hybrid power projects having individual size of 50 MW and above at one site with minimum bid capacity of 50 MW. The Hybrid Projects Guidelines as amended on March 9, 2022 and November 2, 2022 provide that where the distribution licencee, authorises any agency to carry out the tendering/bidding process on its behalf then the agency will be responsible for fulfilling all the obligations imposed on the procurer during the bidding phase, in accordance with these Guidelines.

Subsequently, the Ministry of Power (MoP) issued a guideline for a tariff based competitive bidding (TBCB) process for procurement of power from grid connected wind solar hybrid projects on August 21, 2023. The objective of the guidelines is to promote competitive procurement of electricity from grid connected wind solar hybrid power projects, by distribution licensees, to protect consumer interests. The guideline aims to facilitate renewable capacity addition and fulfilment of renewable purchase obligation requirement of DISCOMs. These guidelines apply to all subsequent wind-solar hybrid power projects of 10 MW and above capacity for intra-state transmission, and 50 MW and above for inter-state transmission, with or without energy storage. However, at least 33 per cent of the total capacity must be from either wind or solar resources.

Principal Components of the Group’s Profit and Loss Statement

Income

Revenue

Our revenue primarily comprises of (i) sale of power (ii) revenue from transmission line projects and (iii) others that includes sale of O&M, consultancy services and income from EPC services.

We generate substantially all of our revenue from the sale of electricity generated from our wind and solar energy projects. Revenue from the sale of power is dependent on the amount of power generated by each of our projects and is recognised on the basis of the number of units of power supplied multiplied by the tariff per kWh in the PPA, feed-in tariff policy or market rates, as applicable.

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

Late payment surcharge from customers

Our late payment surcharge from customers refers to the income received from our customers, primarily DISCOMs as compensation for delay in payment of overdue receivables.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments primarily includes interest income earned from cash deposits made at banks, fair value gain on derivative instruments and unwinding of contract and financial assets. We use these deposits for our working capital requirements.

Other income

Our other income primarily includes income earned from GBIs, compensation for loss of revenue, insurance claim provisions written back and gain from disposal of subsidiaries. GBIs are incentives earned from the Government of India for every unit of power supplied from our wind power projects to state offtakers.

Expenses

Our expenses primarily include operation and maintenance expenses (included under other expenses), finance costs and fair value change in derivative instruments and depreciation and amortization. We also incur employee benefits expenses and expenses for raw materials and consumables used. Certain common group expenses, such as employee benefits expenses, are incurred centrally. These expenses are allocated to our project subsidiaries as shared management service costs. Expenses allocated to projects under construction are capitalised and form part of project costs. Expenses reported in the statement of profit or loss are net of amounts capitalised for projects under construction.

Raw materials and consumables

Raw materials and consumables used represents expenses incurred towards construction of transmission projects.

Employee benefits expenses

Our employee benefits expenses include (i) salaries, wages and bonuses, (ii) contribution to provident and other funds, (iii) share-based payments, (iv) gratuity expenses and (v) staff welfare expenses, paid to our employees.

Depreciation and amortization

Depreciation and amortization are recognised using the straight-line method over the estimated useful life of our solar and wind power projects. Leasehold improvements related to our power projects are amortised over the shorter of the lease term or the underlying period of the PPA for that particular power project. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Other expenses

Our other expenses primarily comprise of O&M expenses, insurance expenses and legal and professional expenses. O&M services for wind energy projects is largely provided by third parties and for solar energy projects, the services are carried out in-house. Our contracts with third -party O&M providers are generally for a period ranging from five to twenty years, of which generally the first two or three years are provided free of charge for wind energy projects. We typically amortise O&M costs over the full contract period. In order to reduce our dependence on third-party O&M service providers and to reduce costs, we are increasingly moving towards providing services for our wind power projects in-house.

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

Finance costs are capitalised during the construction phase of a project and are recorded in the statement of profit or loss once the project commences operations. We also incur unamortised ancillary borrowing costs that are written off during the fiscal year when the relevant loan is refinanced and if the terms of the new loans are substantially different from the refinanced loan.

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

Until the new tax regime was introduced in India in 2019, companies were required to pay a higher normal corporate tax of approximately 31.2% computed on taxable income or MAT of approximately 18.5% on book profits. In many instances we were paying MAT as some of our subsidiaries falling under higher normal tax were opting for tax holidays that are applicable for 10 consecutive years out of a 15-year period. The excess of MAT over normal tax was accounted as MAT credit which could be utilised in case normal tax is more than MAT.

Under the new tax regime that was announced in 2019, companies were given the option to pay only a lower normal corporate tax of 22% and applicable surcharge and cess and are no longer required to pay MAT. Some of our subsidiaries have opted for the new tax regime during the year ended March 31, 2020 and thereafter, as a result we had to write off the MAT credit accumulated before the transition in the year in which the new tax regime was adopted.

As at 31 March 2024, 63% of the total Indian group companies have adopted new tax regime.

Results of Operations

The following table sets out selected financial data from our audited consolidated financial statements for the years indicated:

Consolidated Summary Statement of Profit or Loss

	For the year ended March 31,
Particulars	2022	2023	2024	2024
	(Rs. in millions)			(US$ in millions)
Income
Revenue	59,349	78,223	81,319	976
Other operating income	2,694	1,105	629	8
Late payment surcharge from customers	—	1,134	1,451	17
Finance income and fair value change in derivative instruments	2,013	2,910	5,272	63
Other income	5,139	4,581	7,309	88
Change in fair value of warrants	—	1,356	551	7
Total income	69,195	89,309	96,531	1,158
Expenses
Raw materials and consumables used	324	6,956	3,844	46
Employee benefits expense	4,501	4,413	4,467	54
Depreciation and amortization	13,764	15,901	17,583	211
Other expense	9,925	13,636	14,834	178
Finance costs and fair value change in derivative instruments	41,712	50,966	47,506	570
Change in fair value of warrants	690	—	—	—
Listing and related expenses	10,512	—	—	—
Total expenses	81,428	91,872	88,234	1,059
Profit / (Loss) before share of (loss) / profit of jointly controlled entities and tax	(12,233)	(2,563)	8,297	100
Share in (loss)/gain of jointly controlled entities	—	93	(155)	(2)
Profit / (Loss) before tax	(12,233)	(2,470)	8,142	98
Income tax expense
Current tax	1,098	966	981	12
Deferred tax	2,797	1,593	3,014	36
Profit / (Loss) for the year	(16,128)	(5,029)	4,147	50

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 83.34 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Segment information

We have primarily four reportable segments: (i) wind power and (ii) solar power, (iii) hydro power and (iv) transmission line. Our wind power segment reflects the revenue earned from our utility-scale wind energy projects in India and solar power segment reflects the revenue earned from our utility-scale and solar energy projects in India and hydro power segment reflects the revenue earned from our hydro energy projects in India. Further, Transmission line segment include revenue from construction and maintenance of transmission lines. See Note 42 to our audited consolidated financial statements included in this Report for more information on our segments.

The following table presents selected segment financial information for the years presented:

	For the year ended March 31, 2022				For the year ended March 31, 2023
Particulars	Wind power	Solar power	Hydro power	Total	Wind power	Solar power	Hydro power	Transmission line	Total
	(in Rs. Millions)
Revenue	33,861	24,060	1,408	59,329	36,009	32,105	2,463	7,557	78,134

	For the year ended March 31, 2024					For the year ended March 31, 2024
Particulars	Wind power	Solar power	Hydro power	Transmission line	Total	Wind power	Solar power	Hydro power	Transmission line	Total
	(in Rs. Millions)					(in US$ Millions)
Revenue	40,847	33,671	2,256	4,347	81,121	490	404	27	52	973

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 83.34 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Year ended March 31, 2024 compared to the year ended March 31, 2023

Total Income

Our total income increased by 8% to Rs. 96,531 million in the year ended March 31, 2024 from Rs. 89,309 million in the year ended March 31, 2023 and our revenue increased from Rs. 78,223 million in the year ended March 31, 2023 to Rs. 81,319 million in the year ended March 31, 2024. The increase in total income was primarily due to higher operational capacity, gain on sale of assets and finance income, partially offset by lower other operating income. Specifically,

•
revenue from our wind power segment increased by 13% to Rs. 40,847 million in the year ended March 31, 2024 from Rs. 36,009 million in the year ended March 31, 2023. The increase is primarily due to the increase in plant load factor from 26.5% for the year ended March 31, 2023 to 27.6% for the year ended March 31, 2024 and increase in the commissioned capacity of 497 MW. As a result, electricity generated from our wind plants increased by 14% from 9,002 kWh million in the year ended March 31, 2023 to 10,243 kWh million in the year ended March 31, 2024.
•
revenue from our solar power segment increased by 5% to Rs. 33,671 million in the year ended March 31, 2024 from Rs. 32,105 million in the year ended March 31, 2023. The movement is primarily due to increase in the commissioned capacity of 794 MW partially offset by the decrease in plant load factor from 24.9% for the year ended March 31, 2023 to 24.7% for the year ended March 31, 2024. As a result, electricity generated from our solar plants increased by 8% from 8,112 kWh million in the year ended March 31, 2023 to 8,794 kWh million in the year ended March 31, 2024.

Other operating income

Our other operating income decreased to Rs. 629 million in the year ended March 31, 2024 from Rs.1,105 million in the year ended March 31, 2023. The decrease was due to lower income from sale of carbon reduction certificates, in the year ended March 31, 2024.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments increased by 81% to Rs. 5,272 million in the year ended March 31, 2024 from Rs. 2,910 million in the year ended March 31, 2023. The increase was primarily due to an increase in interest income on term deposits and income derived from unwinding of assets

Other income

Our other income increased to Rs. 7,309 million in the year ended March 31, 2024 from Rs. 4,581 million in the year ended March 31, 2023, primarily due to gain on sale of 400 MW of solar assets amounting to Rs. 3,659 million in the year ended March 31, 2024.

Expenses

Raw materials and consumables

The cost of raw materials consumables used decreased to Rs. 3,844 million in the year ended March 31, 2024 from Rs. 6,956 million in the year ended March 31, 2023, primarily due to the decrease in construction activities of transmission projects and consequential costs in the year ended March 31, 2024.

Employee benefit expenses

Our employee benefit expenses marginally increased to Rs. 4,467 million in the year ended March 31, 2024 from Rs. 4,413 million in the year ended March 31, 2023, on account of the increase in headcount being offset by lower expense related to employee share-based payments.

Depreciation and amortization

Our depreciation and amortization increased by 11% to Rs. 17,583 million in the year ended March 31, 2024 from Rs. 15,901 million in the year ended March 31, 2023, primarily due to an increase in our asset base resulting from an increase in projects commissioned.

Other expenses

Our other expenses increased by 9% to Rs. 14,834 million in the year ended March 31, 2024 from Rs. 13,636 million in the year ended March 31, 2023, primarily driven by an increase in operating activities and non-cash provisions, partially offset by a lower mark-to-market impact for carbon credit inventory.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments decreased by 7% to Rs. 47,506 million in the year ended March 31, 2024 from Rs. 50,966 million in the year ended March 31, 2023, primarily due to the lower cost of refinanced debt, including lower unwinding cost of related derivative instruments, and lower non-cash mark-to-market impact, partially offset by an increase in finance costs due to an increase in operational assets from the previous year.

Income tax expense

Our income tax expense (comprising of current tax and deferred tax) increased to Rs. 3,995 million in the year ended March 31, 2024 from Rs. 2,559 million in the year ended March 31, 2023 due to higher profits in current year.

Profit for the year

As a result of the foregoing, we earned a profit of Rs. 4,147 million in the year ended March 31, 2024 compared to a loss of Rs. 5,029 million in the year ended March 31, 2023.

Year ended March 31, 2023 compared to the year ended March 31, 2022

Total Income

Our total income increased by 29% to Rs. 89,309 million in the year ended March 31, 2023 from Rs. 69,195 million in the year ended March 31, 2022 and our revenue increased from Rs. 59,349 million in the year ended March 31, 2022 to Rs. 78,223 million in the year ended March 31, 2023. The increase in total income was primarily due to an increase in operating capacity, construction revenue from transmission projects and late payment surcharges from customers partially offset by lower income from carbon credit sales. Specifically,

•
revenue from our wind power segment increased by 6% to Rs. 36,009 million in the year ended March 31, 2023 from Rs. 33,861 million in the year ended March 31, 2022, as the power generated from our wind power projects increased by 6% from 8,469 kWh million in the year ended March 31, 2022 to 9,002 kWh million in the year ended March 31, 2023, while the plant load factor remained largely constant at 26.5% and 26.4%, respectively, in these years. The increase was primarily due to increase in commissioned capacity by 187 MW; and
•
revenue from our solar power segment increased by 33% to Rs. 32,105 million in the year ended March 31, 2023 from Rs. 24,060 million in the year ended March 31, 2022. The increase was primarily due to the increase in plant load factor from 23.3% for the year ended March 31, 2022 to 24.9% for the year ended March 31, 2023 and increase in the commissioned capacity of 227 MW. As a result, electricity generated from our solar plants increased by 43% from 5,677 kWh million in the year ended March 31, 2022 to 8,112 kWh million in the year ended March 31, 2023.

Other operating income

Our other operating income decreased to Rs. 1,105 million in the year ended March 31, 2023 from Rs. 2,694 million in the year ended March 31, 2022. The decrease was due to lower income from sale of carbon reduction certificates, in the year ended March 31, 2023.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments increased by 45% to Rs. 2,910 million in the year ended March 31, 2023 from Rs. 2,013 million in the year ended March 31, 2022. The increase was primarily due to an increase in interest income on term deposits and income derived from unwinding of financial assets.

Other income

Our other income decreased to Rs. 4,581 million in the year ended March 31, 2023 from Rs. 5,139 million in the year ended March 31, 2022, primarily due to lower compensation for loss of revenue in the year ended March 31, 2023.

Expenses

Raw materials and consumables used

The cost of raw materials and consumables used increased to Rs. 6,956 million in the year ended March 31, 2023 from Rs. 324 million in the year ended March 31, 2022, primarily due to cost of construction recognised for transmission projects in the year ended March 31, 2023.

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

Other expenses

Our other expenses increased by 37% to Rs. 13,636 million in the year ended March 31, 2023 from Rs. 9,925 million in the year ended March 31, 2022, primarily driven by capacity additions, increased travel costs, and a charge of Rs. 1,430 million for liquidated damages and impairment of carbon credits

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 22% to Rs. 50,966 million in the year ended March 31, 2023 from Rs. 41,712 million in the year ended March 31, 2022, primarily due to higher borrowing amounts related to increased capacity as well as, non-cash mark to market adjustments of Rs. 6,816 million

Income tax expense

Our income tax expense (comprising of current tax and deferred tax) decreased to Rs. 2,559 million in the year ended March 31, 2023 from Rs. 3,895 million in the year ended March 31, 2022.

Loss for the year

As a result of the foregoing, we incurred a loss of Rs. 5,029 million in the year ended March 31, 2023 compared to a loss of Rs. 16,128 million in the year ended March 31, 2022. The net loss of the year ended March 31, 2022 included a one-time listing related expense of Rs. 10,512 million in connection with our Business Combination.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognised in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax (income tax expenses) (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing less, (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing impact of tax provisions from time to time and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non- cash charges, the assets being depreciated and amortised will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

A reconciliation is provided below for Adjusted EBITDA to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business. The following table presents a reconciliation of Adjusted EBITDA to profit / (loss) for the year, its most directly comparable financial measure calculated and presented in accordance with IFRS for the years indicated:

	Year ended March 31,
	2022	2023	2024	2024
	(Rs. in millions)			(US$ in millions)
Profit / (Loss) for the year	(16,128)	(5,029)	4,147	50
Less: Finance income and fair value change in derivative instruments	(2,013)	(2,910)	(5,272)	(63)
Add / (less): Share in loss/ (profit) of jointly controlled entities	—	(93)	155	2
Add: Depreciation and amortization	13,764	15,901	17,583	211
Add: Finance costs and fair value change in derivative instruments	41,712	50,966	47,506	570
Add/ (less): Change in fair value of warrants	690	(1,356)	(551)	(7)
Add: Listing and related expenses	10,512	—	—	—
Add: Income tax expense	3,895	2,559	3,995	48
Add: Share based payment expense	2,712	1,966	1,653	20
Adjusted EBITDA	55,144	62,004	69,216	831

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 83.34 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Cash Flow to Equity (CFe)

CFe is a non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognised in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non- cash expense and finance income and fair value change in derivative instruments, less interest expense paid, tax paid/(refund) and normalised loan repayments. Normalised loan repayments are repayment of scheduled payments as per the loan agreement. Ad hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalised loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long -term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess our performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

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

Particulars	For the year ended March 31,
	2022	2023	2024	2024
	(Rs. in millions)			(US$ in millions)
Adjusted EBITDA	55,144	62,004	69,216	831
Less: Share based payments expense (cash settled) and others	(940)	—	—	—
Add: Finance income and fair value change in derivative instruments	2,013	2,910	5,272	63
Less: - Interest paid in cash	(34,553)	(38,306)	(42,337)	(508)
Less: - Tax paid / (refund)	(3,087)	(2,084)	(3,294)	(40)
Less: Normalised loan repayment	(5,717)	(9,865)	(17,451)	(209)
Add: - Other non-cash items	27	578	2,259	27
Total CFe	12,888	15,237	13,665	164

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 83.34 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

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

Cash Flows Analysis

Our summarised statement of consolidated cash flows is set forth below:

Particulars	For the year ended March 31,
	2022	2023	2024	2024
	(Rs. in millions)			(US$ in millions)
Net cash generated from operating activities	42,390	65,572	68,931	827
Net cash used in investing activities	(124,747)	(74,978)	(162,535)	(1,950)
Net cash generated from financing activities	90,038	19,113	82,417	989
Net increase / (decrease) in cash and cash equivalents	7,681	9,707	(11,187)	(134)
Cash and cash equivalents at the beginning of the year	20,679	28,379	38,182	458
Effects of exchange rate changes on cash and cash equivalents	19	96	26	0
Cash and cash equivalents at the end of the year	28,379	38,182	27,021	324

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 83.34 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Net cash generated from operating activities

Our net cash generated from operating activities was Rs. 68,931 million in the year ended March 31, 2024. Our operating profit before working capital changes was Rs. 67,065 million in the year ended March 31, 2024. The changes in our working capital primarily consisted of (i) decrease in trade receivables and contract assets of Rs. 3,867 million, (ii) an increase in inventories of Rs. 755 million, (iii) an increase in other assets of Rs. 1,445 million, and (iv) an increase in trade payables and other liabilities of Rs. 3,493 million.

Our net cash generated from operating activities was Rs. 65,572 million in the year ended March 31, 2023. Our operating profit before working capital changes was Rs. 61,884 million in the year ended March 31, 2023. The changes in our working capital primarily consisted of (i) decrease in trade receivables and contract assets of Rs. 6,899 million, (ii) an increase in inventories of Rs. 1,040 million, (iii) an increase in other assets of Rs. 1,491 million, and (iv) an increase in trade payables and other liabilities of Rs. 1,404 million.

Our net cash generated from operating activities was Rs. 42,390 million in the year ended March 31, 2022. Our operating profit before working capital changes was Rs. 50,797 million in the year ended March 31, 2022. The changes in our working capital primarily consisted of (i) an increase in trade receivables and contract assets of Rs. 9,732 million, (ii) an increase in inventories of Rs. 59 million, (iii) a decrease in other assets of Rs. 990 million, and (iv) an increase in trade payables and other liabilities of Rs. 3,481 million.

Net cash used in investing activities

Our net cash used in investing activities was Rs. 162,535 million in the year ended March 31, 2024. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 153,839 million in connection with our increased operational capacity and net investment in deposits having residual maturity more than three months of Rs. 16,998 million, offset by proceeds from disposal of subsidiaries (net of cash disposed) of Rs. 5,741 million and interest received of Rs. 3,606 million.

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

Net cash generated from financing activities

Our net cash generated from financing activities was Rs. 82,417 million in the year ended March 31, 2024. This was primarily due to proceeds from interest- bearing loans and borrowings of Rs. 413,976 million, proceeds from shares and optionally convertible debentures issued by subsidiaries of Rs. 7,608 million offset by repayment of interest -bearing loans and borrowings of Rs. 280,350 million, payment for put options exercised during the period by our Founder of Rs. 1,000 million, interest paid of Rs. 52,190 million, payment of lease liabilities (including payment of interest expense) of Rs. 588 million and shares bought back, held as treasury shares of Rs. 4,819 million

Our net cash generated from financing activities was Rs. 19,113 million in the year ended March 31, 2023. This was primarily due to proceeds from interest- bearing loans and borrowings of Rs. 246,572 million, proceeds from shares and compulsory convertible debentures issued by subsidiaries of Rs. 17,758 million offset by repayment of interest -bearing loans and borrowings of Rs. 187,661 million, payment for put options exercised during the period by our Founder of Rs. 980 million, interest paid of Rs. 42,743 million, payment of lease liabilities (including payment of interest expense) of Rs. 534 million and shares bought back, held as treasury shares of Rs. 13,276 million.

Our net cash generated from financing activities was Rs. 90,038 million in the year ended March 31, 2022. This was primarily due to cash infused on account of the capital transaction involving issue of shares amounting to Rs. 67,978 million set off by cash paid amounting to Rs. 19,609 million to RPL shareholders. Other transactions included, repayment of interest-bearing loans and borrowings of Rs. 213,241 million, interest paid of Rs. 34,553 million, payment for acquisition of subsidiary’s interest from non-controlling interest of Rs. 737 million, payment made for repurchase of vested share options of Rs. 610 million, payment of lease liabilities (including payment of interest expense) of Rs. 295 million and shares pending cancellation of Rs. 1,315 million, offset by proceeds from interest-bearing loans and borrowings of Rs. 290,949 million and acquisition of interest by non-controlling interest in subsidiaries of Rs. 1,450 million.

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

The table below summarises certain terms of our long-term interest-bearing loans and borrowings financing arrangements as of March 31, 2024:

Particulars	Amount outstanding	Nominal interest rate	Maturity
	(Rs. in millions)
Non-convertible debentures (1)	59,217	6.03% - 11.50%	November 2024 to January 2054
Compulsorily convertible debentures (2)	18,536	8.00% - 13.00%	March 2027 to June 2061
Term loans from banks (3)	145,470	7.96% - 9.80%	October 2024 to March 2051
Term loans from financial institutions (4)	203,284	7.50% - 11.25%	April 2024 to January 2044
Senior secured notes (5)	136,996	4.50% - 7.95%	July 2026 to July 2028
Optionally convertible debentures (6)	2,358	8.00%	May 2053 to July 2053

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
(5)
We issue senior secured notes from time-to -time to finance our projects. Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets and further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond of the respective subsidiary. See section titled “Material Contracts — Description of Renew India’s Material Indebtedness” under Item 10.C for more details on our senior secured notes.
(6)
These include debentures issued to our joint venture partner, ReNew Surya Ojas Private Limited. These debentures are optionally convertible into equity shares of ReNew Surya Ojas Private Limited at a pre-determined conversion ratio of 1:1 at the option of holder subject to shareholding pattern of ReNew Surya Ojas Private Limited remaining constant.

Capital Expenditure

Our principal capital requirements primarily include capital expenditures, towards expansion of capacities in existing businesses including bidding for and acquiring new wind and solar power projects and other ancillary business activities. We finance our capital expenditure requirements through external borrowings and internal cash flows.

We spent Rs. 89,830 million, Rs. 86,364 million and Rs. 153,839 million to purchase of property, plant and equipment, intangible assets and right of use assets, as per the cash flow statement of the respective periods, in the years ended March 31, 2022, 2023 and 2024, respectively. Our capital expenditures include expenditures on property, plant and equipment, capital work- in-progress and intangible assets. Our property, plant and equipment primarily include freehold land, building temporary structure, plant and equipment, office equipment, computers and furniture and fixtures. Projects under construction as of the balance sheet date are shown as capital work-in-progress. Our intangible assets primarily include computer software and customer contracts

Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. To promote domestic growth and cut dependence on foreign supplies, the Government of India has imposed safeguard duties and also recently announced in March 2021, a basic customs duty of 40% on solar modules and 25% on solar cells imported from April 1, 2022. For our committed and commissioned projects, these costs are usually passed through to our customers under “change in law” provisions under our PPAs. We also plan to continue to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favourable terms with our OEM vendors. We are also engaged in manufacturing of solar panels that have been subject to higher import duties to manage costs. We are currently developing manufacturing capabilities with nameplate capacities of 2 GW solar cell and 6.4 GW solar module manufacturing facilities in the states of Rajasthan and Gujarat. During fiscal year 2024, we have commissioned 4 GW solar module manufacturing facility the remaining manufacturing plants are expected to be commissioned in phases over the next fiscal year.

Contractual Obligations and Contingent Liabilities

In addition to payment obligations under borrowings, we also have continuing obligations to make certain payments. As of March 31, 2024, capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects aggregated to Rs. 56,857 million. We have made, and expect to continue making, substantial capital expenditures in connection with the construction and development of our projects.

As of March 31, 2024, we had the following contractual obligations:

	(amounts in Rs. million)
At March 31, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non-convertible debentures (secured)*	—	—	—	61,883	7,463	69,346
Compulsorily convertible debentures*	—	—	—	8,064	38,287	46,351
Optionally convertible debentures*	—	—	—	785	7,209	7,994
Term loan from banks*	—	—	—	154,033	35,001	189,034
Loans from financial institutions*	—	—	—	160,069	147,384	307,453
Senior secured notes*	—	—	—	157,976	—	157,976
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	17,822	9,858	—	—	27,680
Term loan from banks and financial institutions (secured)		1,600	—	—	—	1,600
Working capital term loan (secured)	—	6,799	4,450	—	—	11,249
Buyer’s / supplier’s credit	—	9,603	1,520	—	—	11,123
Other financial liabilities
Lease liabilities	—	196	701	2,991	24,576	28,464
Current maturities of long term interest-bearing loans and borrowings*	680	17,264	63,464	—	—	81,408
Interest accrued	—	1,160	1,797	—	—	2,957
Capital creditors	—	40,092	—	—	—	40,092
Purchase consideration payable	—	44	—	—	—	44
Trade Payables
Trade Payables	—	9,094	—	—	—	9,094

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

See Note 47(i) to our audited consolidated financial statements included in this Report for disclosure on contingent liabilities.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Financial Risks

See section titled “Quantitative and Qualitative Disclosures about Market Risk” under Item 11.

C. Research and Development, Patents and licences, etc.

Our intellectual property is an essential element of our business, and our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and licence agreements to establish and protect our intellectual property rights. We also share some of our technology and know-how with our vendors in connection with the supply of equipment for the development of our projects, and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors. For a more detailed discussion of our research and development policies, see “Technology and R&D” under Item 4.B.

D. Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For additional information, see “Operating Results” under Item 5.A.

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, we have made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these audited consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our material accounting policies, see Note 4.1 to our audited consolidated financial statements included in this Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected. See Note 2.5 to our audited consolidated financial statements included in this Report for information on Significant accounting judgments, estimates and assumptions.

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

Mr. Ram Charan and Ms. Michelle Robyn Grew decided not to stand for re-appointment and the tenure of Mr. Philip Kassin, MKC Investments Nominee and Independent Director expired on August 22, 2023 due to the expiration of the director nomination rights of MKC Investments. As a result, the each of these three Independent Directors ceased to be a director of the Board effective August 22, 2023.

On July 7, 2023 the Board, on the recommendation of the Nomination and Board Governance Committee and subject to the approval of Company’s shareholders at the annual general meeting ("AGM") of the Company, unanimously approved the re-appointment of Mr. Manoj Singh, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan as Non-Executive Independent Directors for a period of approximately another two years with effect from August 23, 2023 up to the conclusion of AGM scheduled to be held in calendar year 2025. On June 4, 2024, the Board of Directors of the Company have extended the term of the Lead Independent Director (Mr. Manoj Singh) from August 23, 2024, up to the conclusion of AGM of year 2025.

On July 17, 2023 the Board, on the recommendation of the Nomination and Board Governance Committee, and subject to the approval of Company’s shareholders at the next AGM of the Company, unanimously approved the appointment of Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New, as Non-Executive Independent Directors in place of the outgoing Independent Directors, for a term of approximately two years with effect from August 23, 2023, up to the conclusion of AGM of the Company scheduled to be held in the calendar year 2025.

Pursuant to amended Shareholder’s Agreement dated 17th July, 2023, the Board of Directors appointed Mr. William Bowen Shepheard Rogers, as second Nominee Director of CPP investments on 20th September, 2023.

All the above reappointment / appointments were approved by the Company’s shareholders at the AGM held on 12th September, 2023.

On September 6, 2023, the Board of Directors (the “Board”) of the Company accepted the resignation of Mr. Kedar Upadhye as the Chief Financial Officer of the Company. Mr. Upadhye’s resignation was effective from October 30, 2023. Following Mr. Upadhye’s resignation, Mr. Kailash Vaswani was appointed as Chief Financial Officer of ReNew with effect from October 31, 2023.

Our Company’s Board is authorised to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

The following sets forth certain information concerning our directors and executive officers as of March 31, 2024:

Name	Age	Position / Title
Directors:
Mr. Sumant Sinha	59	Director and Chief Executive Officer
Mr. Manoj Singh	71	Lead Independent Director
Sir Sumantra Chakrabarti	65	Independent Director
Ms. Vanitha Narayanan	64	Independent Director
Ms. Paula Gold-Williams	61	Independent Director
Mr. Philip Graham New	61	Independent Director
Ms. Nicoletta Giadrossi	57	Independent Director
Ms. Kavita Saha	52	Investor Nominee Director
Mr. Yuzhi Wang	38	Investor Nominee Director
Mr. William Bowen Shephard Rogers	49	Investor Nominee Director

Executive Officers:
Mr. Kailash Vaswani	45	Chief Financial Officer
Mr. Balram Mehta	53	Group President
Mr. Sanjay Varghese	54	President, Projects
Mr. Mayank Bansal (1)	46	Group President, India RE Business

(1) Mr. Bansal separated from the Company effective as of April 30, 2024.

Unless otherwise indicated, the business address of each director and executive officer is ReNew India, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Directors

Mr. Sumant Sinha is the Founder, Chairman and CEO of ReNew, a leading decarbonisation solutions company listed on Nasdaq. Prior to founding ReNew in 2011, Mr. Sinha has held various senior roles including as President, Finance at Aditya Birla Group and Founder CEO of Aditya Birla Retail. He also served as Chief Operating Officer of Suzlon Energy Ltd. from 2008 to 2010. Mr. Sinha has also held various roles in investment banking at global financial institutions including Citicorp Securities and ING Barings Services Limited. Mr. Sinha is the chair of the board of the Rocky Mountain Institute (RMI), an independent non-profit organization that transforms global energy systems through market-driven solutions. He has been recently named as co-chair of World Economic Forum’s CEO Climate Leaders Alliance, the largest CEO-led alliance on climate change globally. He is also a member of the board of the US-India Strategic Partnership Forum (USISPF) and a founding member of the First Movers Coalition, a global initiative to decarbonise ‘hard to abate’ industrial sectors. During 2022–23, he served as the president of the Associated Chamber of Commerce and Industry of India (ASSOCHAM), the oldest apex chamber in India. Mr. Sinha is a regular speaker at various international fora such as the World Economic Forum, UNFCCC COP, Climate Week NY, CERA Week, and leading global universities. He has written more than 200 opinion pieces on climate change, renewable energy, and sustainable economic growth. Mr. Sinha holds a bachelor’s degree in engineering from the Indian Institute of Technology, Delhi, India, a post graduate diploma in business management from the Indian Institute of Management, Calcutta, India, and a master’s degree from the School of International and Public Affairs at Columbia University (SIPA), United States. He is also a CFA Charterholder. Mr. Sinha currently serves on the board of IIT-Delhi and has previously served on the boards of IIM-Calcutta and Columbia SIPA. He was conferred the inaugural distinguished alumnus award by Columbia SIPA and has also been conferred the distinguished alumnus award by IIT-Delhi and IIM Calcutta. Mr. Sinha is the recipient of several other awards and recognitions, including the 2022 USISPF Global Leadership Award; ‘ET Energy’s Chief Executive of the Year 2022’; the ‘Economic Times Entrepreneur of the Year Award’, 2018; and ‘EY Entrepreneur of the Year’, 2017. He is the first Indian business leader to be recognised as an SDG pioneer by the United Nations. In 2024, Mr. Sinha was featured in the book ‘100 Great IITians’—a compilation of essays on distinguished IIT alumni who have contributed to India’s economic growth. He is the author of “Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World” (a revised version of the book, with a new chapter on green hydrogen, was released in August 2023).

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

Sir Sumantra Chakrabarti is a Chair of the Board of Trustees of ODI (global affairs think tank) and Co-Chair of the Emerging Market Forum. He is also a member of the International Advisory Council of the Oxford India Centre for Sustainable Development and also advise Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 as a member of the WHO Pan-European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K.. Until July 2020, he was the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honours from Kosovo, Kazakhstan and Uzbekistan and received the Emerging Europe’s "The Professor Günter Verheugen" Award, 2021.

Ms. Vanitha Narayanan is a senior global executive and board leader with a track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, and other global roles. Ms. Narayanan serves on the boards of several global companies including HCL Technologies Ltd. and SLB Ltd. Ms. Narayanan was the first woman chairperson of AMCHAM India in 2016 and served as a member on its National Executive Board from 2014 to 2018. She was on the executive council of the National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Surathkal, India and was a member of the National Council of the Confederation of Indian Industry and Co-Chair of its national committee for multinational companies. Ms. Narayanan was awarded an honorary Degree of Doctor of Letters from the LNM Institute of Information Technology, India. She is a graduate in Public Relations & Communication from Stella Maris College, India and holds an MBA degree in Marketing and Advertising from the University of Madras, India. She also holds an MBA degree in MIS & Accounting from the University of Houston, United States.

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Gold Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold Williams also serves as the Co-Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank; as a member of the US Secretary of Energy's Advisory Board (SEAB); and as a member of Alliance to Save Energy’s Global Leadership Council. Previously, she held other board positions, including First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce. She was also a board member and Treasurer of EPI center, an innovation think tank; incubator and accelerator; and strategic advisory organization. Ms. Gold Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Mr. Philip Graham New has served as a non -executive director of Norsk Hydro ASA since June 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. In November 2023, he was appointed as Chair of Trustmark Research and Innovation Ltd, a UK registered not for profit company limited by guarantee. He also served as a non- executive director of Almar Water Solutions B.V. from March 2017 to December 2023. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for-profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer -facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

Ms. Nicoletta Giadrossi is currently serving as Chair of MSX International Ltd, a UK based global business services provider; Sustainability & HSE Committee Chair in TKE GmBh, a German-based elevator company; Chair of the Remuneration Committee for Royal Vopak N.V., a petrochemicals and new energies storage company listed on Euronext Amsterdam; Chair of the ESG Committee for Innio GmBh, an Austrian OEM for gas engines; INED in Fortna Inc., a robotics and automation OEM based in Atlanta, GA; and INED in Univar Solutions Inc. a chemicals distribution company based in Chicago, IL.Ms. Giadrossi also worked as Chair of Ferrovie dello Stato Italiane Spa, the holding company for mobility infrastructure, until June 2024; Chair of Cairn Energy plc; a FTSE 250 gas producer in Scotland until January 2023; Chair of Techouse AS, a cleantech engineering company in Norway until July 2023; Chair of the Remuneration Committee of Brembo S.p.A., an automotive components manufacturer listed on the Italian MIB until April 2023. She also served on the boards of Falck Renewables S.p.A., now Renantis, a leading European renewable energy producer until 2022; IHS Markit Ltd, listed on the NYSE, until 2022; Fincantieri SpA, listed on the Italian MIB, until April 2018; Bureau Veritas S.A. and Faiveley Transport S.A., both listed in France, until April 2017; and Aker Solutions Asa, listed in Norway, until 2013. Ms. Giadrossi has experience in leading and participating in audit, risk, sustainability, and remuneration committees. Ms. Giadrossi's executive career has spanned 30 years in energy, engineering, and capital goods. From 2014 to 2016 she was President in, Europe, Africa, India, for Technip, an engineering company, and from 2012 to 2014 she was EVP, Head of Operations, for Aker Solutions. Prior to that, she was VP and General Manager, EMEA, for Dresser Rand (now Siemens Energy). Ms. Giadrossi spent 10 years with General Electric Company in several executive positions, notably General Manager for GE’s Oil and Gas, Refinery & Petrochemicals Division, a position held until 2005. She started her career at The Boston Consulting Group. She also holds a BA in Economics and Mathematics from Yale University and an MBA from Harvard Business School.

Ms. Kavita Saha has a work experience in the Indian financial sector of over 29 years. She is the Head of Infrastructure & Sustainable Energies Group, India, for CPP Investments. This CPP Investments team focuses on evaluation and management of investments in core infrastructure and energy sectors such as transportation, renewable energy generation and utilities. Prior to joining CPP Investments in 2018, Ms. Saha was MD at JP Morgan India Pvt. Ltd. and part of the India team advising JP Morgan Asian Infrastructure and Related Resources Opportunity Fund (AIRRO) with total assets under management of over US$1 billion. Ms. Saha was responsible for originating and managing Indian investments in sectors such as roads, renewable and conventional power and healthcare infrastructure. She worked previously with Barclays Capital, and with leading Indian financial institutions IL&FS and IDBI, where she was responsible for evaluation, financial structuring and arranging debt and equity finance for projects. Ms. Saha holds an MBA and BSc Physics (Hons) from the University of Delhi, India and is a CFA.

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

Mr. William Bowen Shephard Rogers (“Bill Rogers”) has served as the Global Head of Sustainable Energies Group of CPP Investments since August 2023. He has also served as a director of Renewable Power Capital since December 2020 and of Reventus Power Limited since April 2021. Mr. Rogers has over 20 years of private equity investment experience, with the majority focused on the energy transition. Most recently he was part of the Leadership Team that built the Green Investment Group, Macquarie’s global renewables principal investment business. Mr. Rogers started his career at Shell and McKinsey. Mr. Rogers holds a BA and an MA in Engineering from Cambridge University.

Executive Officers

Kailash Vaswani is one of the founding team members of the Company and has been appointed as Group CFO with effect from October 31, 2023. Before being appointed as Group CFO, he was designated as President Corporate Finance and also served as interim CFO. He has more than two decades of diverse and global business experience. He has been instrumental in raising over US$15 billion of debt and equity for the company since its inception. In addition, Mr. Vaswani has been responsible for M&A deals with several marquee investors and has also led treasury, capital allocation, IR and cash management. He has significantly contributed to the company’s growth by being involved in strategic decisions and organization building as well as the growth of the asset portfolio through organic and inorganic additions. Mr. Vaswani’s leadership experience includes core financial reporting, business partnership, business model realignment and cost optimization, corporate finance, and global investor relations, apart from implementing several high-impact, cross-functional transformational projects. Mr. Vaswani is a chartered accountant and previously worked in financial markets. He started his career as a Research Analyst at CRISIL (owned by S&P and India’s leading rating provider) before moving to Morgan Stanley in a fixed income research role covering the US and European bond markets. Mr. Vaswani also worked at Aditya Birla Group and Saffron Asset Advisors in various corporate finance and investment roles and helped them with investment decisions in excess of US$6.5 billion in India and the United States.

Mr. Balram Mehta is the Group President – ReNew Services & Wind EPC Business. He joined ReNew India in 2011. He has been instrumental in establishing ReNew India’s wind energy business. As Group President, Mr. Mehta oversees the asset management function at ReNew India, and is responsible for managing pan-India site Administration and Security. He handles Wind EPC function, Wind Resource, Wind Project Development, and utility receivables functions in ReNew. Mr. Mehta has over 32 years of experience across sectors including the renewable energy industry. Prior to joining ReNew India, Mr. Mehta worked with CLP Wind Farms (India) Private Limited as vice president for renewables operations including construction and O&M. He also worked previously for Enercon India Limited, a wind energy OEM, and DCM Engineering. He has been a prominent member of technical and industry bodies supporting the development of wind energy. Mr. Mehta holds a bachelor’s degree in technology from the Himachal Pradesh University, with the first rank, and an MBA in operations management from the Indira Gandhi National Open University, New Delhi, India. He also did Advance Management Program (AMP203) from Harvard Business School in October 22.

Mr. Sanjay Varghese is ReNew India’s Group President. Mr. Varghese has been with ReNew India since October 2017 and his responsibilities include overseeing development and execution of ReNew India’s solar power projects, and solar manufacturing business. Mr. Varghese has over 13 years of experience in the solar energy sector. Prior to joining ReNew India, Mr. Varghese worked with Lanco Group for over nine years where he held various leadership positions, including as their Chief Operating Officer. Prior to joining Lanco Group, Mr. Varghese worked in the field of investment banking. Mr. Varghese holds a bachelor’s degree in technology in the field of Metallurgy from the Indian Institute of Technology, Kanpur, India and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad India.

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

In accordance with the terms of the ReNew Global Shareholders Agreement and letters of appointment of respective directors, all Investor Nominee Directors appointed by Platinum Cactus and CPP Investments are not eligible to receive any retainer fee or any other benefit from the Company. The non-executive independent directors of the Company were paid in accordance with the following terms and conditions of their appointment as approved by the Board for the year ended March 31, 2024 (there is no increase in the remuneration of non-executive independent directors for Fiscal 2024-25):

A.
Annual cash retainer for Board membership: US$ 109,200 per director
B.
Annual cash retainer for Lead Independent Director: US$ 37,800
C.
Additional annual cash retainer per director for Board committee membership: US$ 13,650 for Audit Committee, US$ 10,920 for Remuneration Committee and US$ 9,555 for all other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee).
D.
Annual cash retainer for committee chairs –
a)
Audit Committee: US$ 27,300
b)
Remuneration Committee: US$ 21,840
c)
Other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee): US$ 19,110
E.
Meeting Fee: None
F.
Restricted Share Units (“RSUs”) are granted to non-executive Independent Directors as set out below:

Grant Frequency	Annual award of RSUs settled in Class A Ordinary Shares
Grant Computation	In respect of the Fiscal 2023-24*, the following RSUs were granted to the following Non-Executive Independent Directors under the Non-Employee 2021 Incentive Award Plan:

Restricted Stock Units	S. No	Director	US$	No. of RSU
	1	Mr. Manoj Singh	152,356	24,313
	2	Sir Sumantra Chakrabarti	152,356	24,313
	3	Ms. Vanitha Narayanan	152,356	24,313
	4	Ms. Paula Gold-Williams***	89,956	15,325
	5	Ms. Nicoletta Giadrossi***	89,956	15,325
	6	Mr. Philip Graham New***	89,956	15,325
	7	Mr. Ram Charan**	62,400	8,988
	8	Ms. Michelle Robyn Grew**	62,400	8,988
	9	Mr. Philip Kassin**	70,566	10,165

* The Company’s RSU grant and vesting cycle runs annually. Except as noted below, each Independent Director in office on the relevant date received a grant of 22,471 RSUs (with a value of US$ 156,000) on November 21, 2022 with contractual effect from August 25, 2022 and a grant of 27,905 RSUs (with a value of US$ 163,800) on September 13, 2023. The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the Fiscal 2022-23 and Fiscal 2023-24.

** Mr. Charan, Ms. Grew and Mr. Kassin ceased from the Board effective August 22, 2023. RSUs granted during Fiscal 2022-23 to Mr. Charan and Ms. Grew were vested on August 24, 2023 and RSUs granted during Fiscal 2022-23 to Mr. Kassin were vested on October 3, 2023.

*** Ms. Williams, Ms. Giadrossi and Mr. New appointed to the Board with effect from August 23, 2023 and on September 13, 2023, granted 27,905 RSUs (with a value of US$ 163,800) with annual vesting.
Vesting	100% after 1 year from the date of the grant.

G.
The compensation paid to non-executive directors for the year ended March 31, 2024 is as set out below:

Particulars**	Mr. Manoj Singh	Sir Sumantra Chakrabarti	Ms. Vanitha Narayanan	Ms. Paula Gold-Williams	Ms. Nicoletta Giadrossi	Mr. Philip Graham New	Mr. Ram Charan*	Ms. Michelle Robyn Grew*	Mr. Philip Kassin*
Fees paid (actual) (in US$)	195,478	148,090	145,768	80,531	78,871	78,041	46,930	56,101	46,931
RSUs granted to Directors (subject to vesting period) (in US$)	152,356	152,356	152,356	89,956	89,956	89,956	62,400	62,400	70,566

* Mr. Ram Charan and Ms. Michelle Robyn Grew, Independent Directors of the Company retired on August 22, 2023 due to expiry of their term. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director also expired on August 22, 2023, due to expiration of the director nomination rights of MKC Investments LLC.

** The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the Fiscal 2022-23 and Fiscal 2023-24.

Each RSU represents the right to receive 1 Class A Ordinary Share on payment of face value thereof @US$ 0.0001 per share. There are no performance measures as the RSUs represent part of the directors’ fixed remuneration. The Company’s RSU grant and vesting cycle runs annually. Except as explained in other notes, each Independent Director in office on the relevant date received a grant of 22,471 RSUs (with a value of US$ 156,000) on November 21, 2022 with contractual effect from August 25, 2022 and a grant of 27,905 RSUs (with a value of US$ 163,800) on September 13, 2023.

Compensation of the Executive Director and Senior Management

For the year ended March 31, 2024, the aggregate compensation paid to the executive director and our executive officers for service in all capacities, but excluding grants of share options, was US$ 9,899,421. This amount includes approximately US$ 477,279 set aside or accrued to provide pension, severance, retirement and similar benefits to our executive director and executive officers.

In accordance with his service agreement, Mr. Sumant Sinha was paid an amount equivalent to US$ 6,684,395 as aggregate remuneration, which includes US$ 1,232,036 as fixed payments (including other benefits amounting US$ 130,217), US$ 1,303,356 as variable bonus and a discretionary special bonus of US$ 4,018,786 to Mr. Sinha in June 2023.

As of March 31, 2024, options to purchase an aggregate of 30,279,548 Class A Ordinary Shares granted to our executive director and executive officers were outstanding (vested) under our equity incentive plans with a weighted average exercise price of US$ 8.37 per share, and such options expire 10 years after the date of grant.

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

For the year ended March 31, 2024, the Board approved an increase in the fixed component of the salary of Mr. Sinha from Rs. 70,000,000 per annum to Rs. 103,300,000 per annum and of his target bonus from Rs. 70,000,000 per annum to Rs. 103,300,000 per annum. The performance measures applicable to Mr. Sinha’s annual target bonus for the year ending March 31, 2024 were same as applied to Mr. Sinha’s annual target bonus for the year ended March 31, 2023. The Board also approved the payment of a discretionary special bonus of Rs. 335,000,000 to Mr. Sinha each payable in June 2023 (in respect of Fiscal 2023-24) and April 2024 (in respect of Fiscal 2024-25) and the same has been paid accordingly by ReNew India. The Board also approved the grant of an LTIP award with a fair value of approximately US$ 2.0 million and the grant of additional employee share options to purchase 8,000,000 Class A Ordinary Shares, both under the Employee 2021 Plan. The additional share options were awarded subject to the terms of the Employee 2021 Plan. The grant of the LTIP award and of the additional employee share options to purchase 8,000,000 Class A Ordinary Shares were approved by shareholders at 2023 annual general meeting of the Company. In addition, Mr. Sinha remains entitled to certain share option grants (see ‘Sumant Sinha Option Grants’ below) and customary benefits.

The allocation of the annual target bonus, between financial and non-financial parameters continues to be 90:10. However, in the assessment of financial performance, equal weighting is given to the Group’s achievement of its revenue and EBITDA budgets. No financial bonus is payable if the achieved revenue and EBITDA are less than 80% (averaged) of the budgeted amounts. If they are higher, the amount of the financial bonus will be calculated on a linear scale, as a proportion of the weighted share of the target bonus applicable to each parameter equal to the achieved value for the parameter divided by the budgeted value. The budgeted revenue and EBITDA are determined by the Board annually, as are the non-financial parameters. Mr. Sinha is also employed by ReNew India, the Company’s subsidiary, pursuant to a service agreement under which he receives 20% of his total remuneration (excluding discretionary special bonus) from ReNew India; the above total remuneration payable by the Company is reduced by the amount of remuneration paid by ReNew India. In addition, as approved by the Board, the CEO is entitled to re-imbursement / benefit of the salary of his drivers, fuel, car insurance, and maintenance and upkeep costs for a car.

The following table illustrates the calculation of the part of Mr. Sinha’s bonus awarded by reference to financial parameters in respect of each financial year:

Financial parameter multiplier	Bonus payable
Average of %ages of Budgeted EBITDA and Budgeted Revenue achieved is less than 80%	No Bonus payable
Average is more than 80%

Pro-rata Financial Bonus payable based on financial parameter is linear based on the following formula:

Target Bonus Payable = [(Achieved EBITDA/ Budgeted

EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2] *

90% of Target Bonus

Mr. Sinha’s LTIP award in respect of Fiscal 2023-24 was in the form of RSU and PBU, the key terms of which are as follows:

Exercise Price	$0.0001 (Face Value of Awards)
Target LTI Quantum (% of compensation)	Class A Ordinary Shares with a fair value of approximately US$ 2.0 million.
LTI Mix-split of target LTI into Restricted Stock Units (RS) and Performance Shares (PS)	102,215 Restricted Stock Units (RSU) – 30% and 238,500 Performance Based Units (PBU) - 70%
Vesting Schedule

RSU:

On the 1st anniversary of the Grant Date - 33%;

On the 2nd anniversary of the Grant Date – 33%;

On the 3rd anniversary of the Grant Date – 34%

PBU: On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Performance metrics** for vesting of PSU
o
Revenue : 20% Weight
o
Profit After Tax (PAT) : 35% Weight
o
Operating Cash Flow (OCF) : 35% Weight
o
ESG Rating : 10% Weight

Relative Total Shareholder Return (R-TSR) will be used as an additional modifier.

Financial Performance (for each of Revenue, PAT and OCF)

Financial Performance

(i)
Financial Performance will be assessed on a consolidated basis against targets approved by the Board annually in respect of the period of three fiscal years beginning with the fiscal year in which the Grant Date falls. While performance will be assessed against annual performance in each of these three fiscal years (equally weighted), PBUs will vest only at the end of 3 years from the Grant Date.
(ii)
Performance evaluation would be done basis unaudited annual results of Renew generally published around June of the following financial year.
(iii)
Performance evaluation will be done as per the table below. There would be straight -line interpolation between performance levels and vesting will be computed on each metric separately.

	Performance Evaluation (% of Target)	Accrual / Vesting of PBUs
	Below Threshold or <85% of Target	0%
	At Threshold (85% of Target)	75%
	At Target (100% of Target)	100%
	At Maximum (115% of Target)	125%

ESG Performance

o
ESG performance will be evaluated via Sustainalytics’ ESG Risk Rating scale (or equivalent metric as determined by the Remuneration Committee in its absence) on an annual basis over three financial years from the year of Grant Date. The last three annual ratings available on the date of Vesting will be considered for performance evaluation.
o
Vesting will occur by reference to ReNew’s ESG Risk Category at the end of each of the last three years as follows: Negligible – 125%; Low – 100%, Medium – 75%; High or Severe – 0%.

Relative-Total Shareholder Return Performance (R-TSR)

The numbers of Performance Based Units that will vest on the basis of Financial Performance and ESG Performance calculated as set out above will, however, be modified as follows.

o
R-TSR Performance will be evaluated on the basis of ReNew’s TSR performance in comparison to other companies’ TSR performance in the S&P Global Clean Energy Index (or such other Index as may be approved by the Remuneration Committee from time to time) over the same period of 3 fiscal years (1st day of the first fiscal and the last day of the last fiscal) as financial performance evaluation] (no annual assessment)
o
The R-TSR Vesting Modifier ranges from -25% of Target (Bottom Quartile performance) to +25% (Top Quartile performance).
o
The R-TSR Vesting Modifier percentage will be added to / reduced from (as the case may be) the vesting percentage computed on the basis of Financial Performance and ESG Performance at the end of the third year from the Grant Date.
o
The overall number of Performance Based Units vesting following such modification in respect of each metric (excluding those for which no shares vest) therefore will range from 50% at threshold performance to 150% at maximum performance (i.e., 75%-25% to 125%+25%). There would be straight-line interpolation between Bottom and Top Quartiles.

Mr. Sinha was awarded additional employee share options to purchase 8,000,000 Class A Ordinary Shares in respect of Fiscal 2023-24 subject to the terms of ReNew’s Employee 2021 Incentive Award Plan. Key terms of the options are as follows:

1.
Exercise price: the options were granted at US$ 5.87 per share, which was the average fair market value (volume-weighted average price of a Class A Ordinary Share on Nasdaq) of a Class A Ordinary Share over the period of 90 calendar days prior to the grant date.

2.
Vesting:
i.
80% of the share options (6,400,000) granted will vest over a period of 4 years in a time-based manner out of which the first 20% will vest after a period of 1 year from the date of grant and the remaining 60% will vest over the next 12 quarters (5% per quarter).
ii.
In addition, 5% of the share options (aggregating to 20% i.e. 1,600,000) will vest at every anniversary of the grant date as mentioned below:

Group EBITDA budgeted for the last financial year	% Options vested
Delivered at 100%	1.0X
Delivered between 90% & 100%	0.5X to 1.0X linear
Delivered below 90%	0.0X

iii.
If any options do not vest under the performance criteria indicated above, they will vest on the fourth anniversary of the grant date if the Group achieves its budgeted EBITDA cumulatively over the period of the four financial years from Fiscal 2023-24 to Fiscal 2026-27 (inclusive) in absolute value (cumulative EBIDTA target for the relevant years) terms.

With the introduction of LTIPs, grant of new Stock options have been phased out for CEO and other eligible employees except for new leadership hires or critical retention cases only. In the current Fiscal 2023-24, LTIP award has been granted to CEO in form of Restricted Stock Units (RSU) and Performance Based Units (PBU) in ration of 30:70, with 30% as RSU and 70% as PBU (the split of RSUs and PBUs for the direct reports of the CEO is 50:50). The 30% RSU will be vesting on each of the first three anniversaries of the grant date subject only to continued employment. The 70% PBU will be vested as ‘Cliff Vesting on the third anniversary of the grant date’, subject only to continued employment and the achievement of performance matrix. The long-term incentive awards were initially granted on August 23, 2021 to the CEO in the form of Stock options and were commercially agreed between the parties as part of SPAC listing and these terms were disclosed as part for disclosures made at the time of listing. For the major part of the aforesaid grants which were awarded in 2021, the vesting period is spread over 4 years (vesting of 6.25% of total options at the end of each quarter). For the grants awarded / to be awarded in 2022, 2023, 2024 and 2025 (part of the aforesaid grants), 80% is time based and 20% is performance based. Further the performance-based grants for 2022 and 2023 had lapsed as relevant EBITDA target (agreed at the time of grant) for these years was not attained. Similarly, the new stock option grants awarded in 2023 is 80% time based and 20% performance based.

For the year ending March 31, 2025, the Board, on the recommendation of the Remuneration Committee, unanimously approved the following remuneration of the CEO, Mr. Sinha:

a.
To continue with the existing compensation structure from April 1, 2024, to March 31, 2025:
i.
Fixed compensation - INR 103,300,000
ii.
Target bonus - INR 103,300,000
b.
The grant of an LTIP award, consisting of 124,775 Restricted Stock Units (RSU) and 291,142 Performance Based Units (PBU) (with a fair value of approximately INR 206,600,000/-) under the Company’s Employee 2021 Incentive Award Plan in respect of Fiscal 2024-25.

The performance measures applicable to Mr. Sinha’s annual target bonus for Fiscal 2024-25 will be the same as applied to Mr. Sinha’s annual target bonus for Fiscal 2023-24, which the Committee considered continue to be appropriate to incentivise Mr. Sinha and align his interests with those of shareholders and the successful execution of the Company’s strategy.

The terms of RSU and PBUs granted for Fiscal 2024-25 remain same as for RSUs and PBUs granted for Fiscal 2023-24.

Summary of the grants made to Mr. Sinha up to March 31, 2024 are as follows:

Date of Grant	Type of Vesting	Number of Options	Strike Price (US$)	Vested Options (as of 31 March 24)	Vesting terms
23 Aug 21	Time Based	6,216,750	4.53	6,216,750	All vested
23 Aug 21	Time Based (initial option grant)	23,045,965	10.00	15,844,101	6.25% of total options vest at the end of each quarter (Vesting to complete by 30 June 2025)
23 Aug 22	Time Based (subsequent option grant)	3,687,354	10.00	3,226,435	12.5% of total options vest at the end of each quarter (Vesting to complete by 30 June 2024)
23 Aug 23	Time Based (subsequent option grant)	3,687,354	10.00	1,382,758	12.5% of total options vest at the end of each quarter (Vesting to complete by 30 June 2025)
13 Sep 2023	Time Based	6,400,000	5.87	NIL	Refer terms provided in “CEO Service Agreement terms”
13 Sep 2023	Performance Based	1,600,000	5.87	NIL	Refer terms provided in “CEO Service Agreement terms”
13 Sep 2023	RSU	102,215	0.0001	NIL	Refer terms provided in “CEO Service Agreement terms”
13 Sep 2023	PBU	238,500	0.0001	NIL	Refer terms provided in “CEO Service Agreement terms”

Performance based options aggregating to 1,843,677, having an exercise price of US$ 10, have not been granted as the EBITDA target have not met yet.

Determination of CEO’s Annual Bonus for the period ended March 31, 2024

For the period ended March 31, 2024, 90% of Mr. Sinha’s maximum target bonus of INR 103,300,000 was payable by reference to the Company’s performance against financial criteria. The Company achieved 105.75% of the relevant financial targets ((Achieved EBITDA/ Budgeted EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2)) in Fiscal 2023-24. Accordingly, Mr. Sinha was entitled to a bonus payment of INR 98,315,775 (105.75% of 90% of INR 103,300,000) in respect of these financial criteria. The Board considers that the Budgeted EBITDA and Budgeted Revenue are commercially sensitive to the Company and accordingly this information is not disclosed. The Board expects that this information will remain commercially sensitive and so does not expect it to be reported to shareholders in future. In respect of each of the non-financial parameters set by the Board for the award of the remaining 10% of Mr. Sinha’s target bonus for the financial year ended March 31, 2024 (strategic orientation, operational effectiveness, and governance stewardship) the Remuneration Committee considered that Mr. Sinha’s performance merited the allocation of the bonus pertaining to the non-financial parameters, reflecting his contributions and commitment to the Company’s strategic goals and accordingly the Committee exercised its discretion to recommend a bonus payment to Mr. Sinha in respect of these non-financial criteria of INR 10,330,000 (100% of 10% of INR 103,300,000). The Board approved both elements of Mr. Sinha’s bonus and accordingly he has been paid a total of INR 108,645,775 in respect of his contractual bonus entitlement for the year ended March 31, 2024.

Pursuant to the CEO Service Agreement, Mr. Sinha’s employment will continue indefinitely until terminated by him or the Company on six months’ notice (but the Company may pay him the amounts to which he would be entitled for that period in lieu of notice). If the Company terminates Mr. Sinha’s employment without “cause” or he resigns for “good reason” (each as defined in the CEO Service Agreement) otherwise than within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favour of the Company he will be entitled to receive (i) 12 months’ base salary, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 12 months’ medical coverage paid by the Company for 12 months and (iv) accelerated granting and vesting of options in accordance with the Employee 2021 Incentive Award Plan (“2021 Plan”) and Mr. Sinha’s option grants. If such qualifying termination occurs within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favour of the Company, he will be entitled to receive (i) 18 months’ base salary and target bonus, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 18 months’ medical coverage paid by the Company and (iv) accelerated granting and vesting of options in accordance with the 2021 Plan and Mr. Sinha’s option grants. The employment agreement also subjects Mr. Sinha to restrictive covenants, including non-competition, non-solicitation of customers and employees, non-dealing and non-hire, in each case, lasting for 12 months following the termination of his employment.

Determination of CEO’s Discretionary Special Bonus

In respect of Fiscal 2023-24 and Fiscal 2024-25, the discretionary special bonuses paid to Mr. Sinha are subject to him achieving the minimum parameters to earn any of the financial bonus part of his annual target bonus (as defined in the CEO Service Agreement) for the relevant financial year. If these minimum parameters are not achieved, Mr. Sinha will be required to repay the entire post tax amount of the relevant discretionary special bonus to the Company within 90 days of the end of the relevant financial year. The minimum parameters to earn the discretionary special bonus for the Fiscal 2023-24 have been achieved.

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

Equity Compensation

Employee 2021 Incentive Award Plan

On August 23, 2021, we adopted and our shareholders approved the Employee 2021 Incentive Award Plan, or the “Employee 2021 Plan” under which the Company may grant cash and equity-based incentive awards to eligible employees, including our executive director, in order to attract, retain and motivate the persons who make important contributions to the Company. The material terms of the Employee 2021 Plan are summarised below:

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

Shares available for awards

The shareholders have approved at the AGM 2023 for increasing the number of shares available for issuance by 22,969,839 Class A Ordinary Shares, in addition to the existing number available for issuance, thereby taking overall limits to 88,000,000 Class A Ordinary Shares, which includes 1,300,000 Class A Ordinary Shares for Non-Employee 2021 Plan. An aggregate of 26,468,450 Class A Ordinary Shares is available for issuance under the Employee 2021 Plan and an aggregate of 900,268 Class A Ordinary Shares is available for issuance under the Non-Employee 2021 Plan.

As of March 31, 2023, options for 366,064 Class A Ordinary Shares had been exercised pursuant to the Employee 2021 Plan and 232,302 RSU had been exercised pursuant to the Non-Employee 2021 Plan.

If an award under the Employee 2021 Plan expires, terminates, is settled for cash, is cancelled without having been fully exercised or is forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Employee 2021 Plan. Awards granted under the Employee 2021 Plan in substitution for any options or other share or share- based awards granted by an entity before the entity’s merger or consolidation with the Company or acquisition of the entity’s property or share will not reduce the shares available for grant under the Employee 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of the ISOs.

Awards

The Employee 2021 Plan provides for the grant of share options, including incentive share options, or “ISOs,” and nonqualified share options, or “NSOs,” share appreciation rights, or “SARs,” restricted share, RSUs, and other share or cash-based awards. All awards under the Employee 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•
Share Options and SARs. Share options provide for the purchase of shares in the Company in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favourable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).
•
Restricted Share and RSUs. A restricted share award is an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which will be subject to a purchase price of at least the nominal value of the shares. RSUs are contractual promises to deliver our shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our Shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted share and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Employee 2021 Plan.
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

Certain transactions

In connection with certain corporate transactions and events affecting our shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take-action under the Employee 2021 Plan in relation to employees other than the CEO to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Employee 2021 Plan and replacing or terminating awards under the Employee 2021 Plan. In the case of the CEO, the consequences of change in control would be as set out in his employment agreement. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the Employee 2021 Plan as it deems appropriate to reflect the transaction.

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

Sumant Sinha Option Grants

On August 23, 2021, immediately following the Closing of the Business Combination, Mr. Sinha was granted options to purchase 29,262,715 Class A Ordinary Shares of the Company. 6,216,750 of these options have an exercise price of $ 4.53 per Class A Ordinary Share and are fully vested. The remaining 23,045,965 of these options have an exercise price of $10 per Class A Ordinary Share and 6.25% of them vest at the end of each quarter (with the first vesting on September 30, 2021) until they are fully vested, subject to Mr. Sinha’s continuous employment through each such vesting date. Vesting will be accelerated in the event of the termination of Mr. Sinha’s employment other than by the Company for cause or by Mr. Sinha without good reason (as such terms are defined in his service agreement) or in the event of a change in control (as defined in the Employee 2021 Plan) to which Mr. Sinha objects in writing, or in the case of cessation of employment for death or incapacitation. All the said Options granted to Mr. Sumant Sinha will expire on August 23, 2031 unless exercised earlier. 15,844,101 of these options had vested by March 31, 2024.

Pursuant to the CEO Service Agreement Mr. Sinha is entitled to be granted: (a) ‘time -based options’ to purchase 3,687,354 Class A Ordinary Shares, respectively, in the Company on August 23, 2022 and on August 23, 2023, and then, subject to his continued employment through each grant date, on August 23 in each of 2024 and 2025; and (b) ‘performance-based options’ to purchase 921,839 Class A Ordinary Shares in the Company within 60 days following the end of the Company’s financial years ending on March 31 in 2022, 2023, 2024 and 2025, subject to Mr. Sinha’s continuous employment through each grant date and the Group’s achieving its consolidated target EBITDA for those years in its pre- Closing investor presentation as filed with the SEC (2022: US$ 810 million; 2023: US$ 1,135 million; 2024: US$ 1,425 million; 2025: US$ 1,685 million). If the EBITDA target so fixed for any financial year is not met, then the grants will accumulate and Mr. Sinha will be entitled to receive a full catch-up of all previous ungranted performance-based options in the first year when the consolidated EBITDA target for the year is met. If none of the targets are met for the 5 financial years after the Grant Date, then future grants of the performance-based options will be subject to meeting the consolidated EBITDA targets set by the Board. Each of the time- based options and the performance-based options will vest as to 12.5% on the last day of each of the first eight calendar quarters after their respective grant date. All the aforesaid options are at an exercise price of US$ 10 per share.

During the Fiscal 2023-24, (a) a grant of an LTIP award, consisting of 102,215 Restricted Stock Units (RSU) and 238,500 Performance Based Units (PBU) (with a fair value of approximately US$ 2.0 million) under the Company’s Employee 2021 Incentive Award Plan in respect of Fiscal 2023-24 and (b) a grant of additional employee share options to purchase 8,000,000 Class A Ordinary Shares under the Company’s Employee 2021 Incentive Award Plan.

A summary of grants made and vested up to March 31, 2024 is mentioned above in “Sumant Sinha Employment Agreement”.

Management Option Grants

During the financial year ended March 31, 2024, the executive officers (other than CEO) were granted an option to purchase 560,000 Class A Ordinary Shares of the Company which we refer to as the “Management Options”. The Management Options have a weighted average exercise price per Class A Ordinary Share equal to $ 5.84 and vest as per the following terms.

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

(iii)
If any options do not vest based on the performance criteria indicated above during the 4 year period, they will vest on the fourth anniversary of the grant date if the Group achieves its budgeted EBITDA cumulatively over the said 4 years in absolute value (cumulative EBIDTA target for the relevant years) terms.

Restrictive Stock Units (RSU) and Performance Based Units (PBU)

During the financial year ended March 31, 2024, certain members of management (other than CEO) were granted an RSUs and PBUs to purchase 204,462 Class A Ordinary Shares of the Company which we refer to as the “RSU and PBU”. The RSU/PBU shall vest as per the following terms:

Salient Plan Features	Details
Objective(s)	o To drive business performance, sustainability agenda and superior share price performance o To attract and retain high performing senior-level talent
Number of LTI Plans	Two Plans: Restricted Stock Units(RSUs) and Performance Based Units (PBUs)
Settlement	Class A Ordinary Shares of ReNew Global
Exercise Price	$0.0001
Grant Frequency	Annual (effective 1st July every year) subject to grant approval by the Remuneration Committee. (as an exception Fiscal’24 grant is with a different timeline)
Vesting Schedule
o
RSUs: On the 1st anniversary of the Grant Date - 33%;
o
On the 2nd anniversary of the Grant Date – 33%;
o
On the 3rd anniversary of the Grant Date – 34%
o
PBUs: On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Performance metrics** for vesting of PBUs	o Revenue : 20% Weight o Profit After Tax (PAT) : 35% Weight o Operating Cash Flow (OCF) : 35% Weight o ESG Rating : 10%Weight Relative Total Shareholder Return (R-TSR) will be used as an additional modifier
Financial Performance (for each of Revenue, PAT and OCF)

Financial Performance

(i) Financial Performance will be assessed on a consolidated basis against targets approved by the Board annually in respect of the period of three fiscal years beginning with the fiscal year in which the Grant Date falls. While performance will be assessed against annual performance in each of these three fiscal years (equally weighted), PBUs will vest only at the end of 3 years from the Grant Date.

(ii) Performance evaluation would be done basis unaudited annual results of Renew generally published around June of the following financial year.

(iii) Performance evaluation will be done as per the table below. There would be straight-line interpolation between performance levels and vesting will be computed on each metric separately.

Performance Evaluation (% of Target) Accrual / Vesting of PBUs

Below Threshold or <85% of Target 0%

At Threshold (85% of Target) 75%

At Target (100% of Target) 100%

At Maximum (115% of Target) 125%

 ESG Performance

o
ESG performance will be evaluated via Sustainalytics’ ESG Risk Rating scale (or equivalent metric as determined by the Remuneration Committee in its absence) on an annual basis over three financial years from the year of Grant Date. The last three annual ratings available on the date of Vesting will be considered for performance evaluation.
o
Vesting will occur by reference to ReNew’s ESG Risk Category at the end of each of the last three years as follows: Negligible – 125%; Low – 100%, Medium – 75%; High or Severe – 0%.

 Relative-Total Shareholder Return Performance (R-TSR)

 The numbers of Performance Based Units that will vest on the basis of Financial Performance and

 ESG Performance calculated as set out above will, however, be modified as follows.

o
R-TSR Performance will be evaluated on the basis of ReNew’s TSR performance in comparison to other companies’ TSR performance in the S&P Global Clean Energy Index (or such other Index as may be approved by the Remuneration Committee from time to time) over the same period of 3 fiscal years (1st day of the first fiscal and the last day of the last fiscal) as financial performance evaluation] (no annual assessment)
o
The R-TSR Vesting Modifier ranges from -25% of Target (Bottom Quartile performance) to +25% (Top Quartile performance).
o
The R-TSR Vesting Modifier percentage will be added to / reduced from (as the case may be) the vesting percentage computed on the basis of Financial Performance and ESG Performance at the end of the third year from the Grant Date.
o
The overall number of Performance Based Units vesting following such modification in respect of each metric (excluding those for which no shares vest) therefore will range from 50% at threshold performance to 150% at maximum performance (i.e., 75%-25% to 125%+25%). There would be straight-line interpolation between Bottom and Top Quartiles

Notwithstanding the foregoing, vesting shall terminate immediately upon the Participant’s termination of employment or other service relationship other than due to death or disability or retirement.

Non-Employee 2021 Incentive Award Plan

On August 23, 2021, the Company adopted and our shareholders have approved the Non-Employee 2021 Incentive Award Plan, or the “Non - Employee 2021 Plan”, under which the Company may grant cash and equity-based incentive awards to eligible non- executive directors and eligible non-employee service providers in order to attract, retain and motivate the persons who make important contributions to it. The material terms of the Non-Employee 2021 Plan are summarised below.

Eligibility and administration

Our and our subsidiaries’ non-employee directors and eligible non-employee service providers will be eligible to receive awards under the Non-Employee 2021 Plan. The Non-Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Non-Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the Non-Employee 2021 Plan, to interpret the Non-Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Non-Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible non-employee directors or non-employee service providers receive awards and set the terms and conditions of all awards under the Non - Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Non- Employee 2021 Plan.

Shares available for awards

An aggregate of 300,000 Class A Ordinary Shares was initially available for issuance under the Non -Employee 2021 Plan; provided that in no event shall the aggregate number of ordinary shares issued under the Non-Employee 2021 Plan exceed a number equal to (i) the number of ordinary shares available for issuance under the Employee 2021 Plan minus (ii) the number of ordinary shares issued under the Employee 2021 Plan. The Board increased the number of shares available for issuance by 1,000,000 Class A Ordinary Shares (in addition to the existing number available for issuance, thereby taking the overall limit to 1,300,000 Class A Ordinary Shares) which was subsequently approved, by shareholders at the 2023 annual general meeting.

If an award under the Non-Employee 2021 Plan expires, terminates, is settled for cash, is cancelled without having been fully exercised or is forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Non- Employee 2021 Plan. Awards granted under the Non- Employee 2021 Plan in substitution for any options or other share or share based awards granted by an entity before the entity’s merger or consolidation with the Company or acquisition of the entity’s property or shares will not reduce the shares available for grant under the Non-Employee 2021 Plan.

Awards

The Non-Employee 2021 Plan provides for the grant of share options, SARs, restricted shares, RSUs and other share or cash-based awards. All awards under the Non-Employee 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting terms. A brief description of each award type is as follows:

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
•
Restricted Shares and RSUs. A restricted share award is an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which will be subject to a purchase price of at least the nominal value of the shares. RSUs are contractual promises to deliver the shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on our shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Non-Employee 2021 Plan.
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

Plan amendment and termination

The Board may amend or terminate the Non-Employee 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Non -Employee 2021 Plan, may materially and adversely affect an award outstanding under the Non-Employee 2021 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The Non-Employee 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by the Board. No awards may be granted under the Non-Employee 2021 Plan after its termination.

Clawback provisions, transferability and participant payments

All awards will be subject to any company claw back policy as may be set forth in such claw back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Non-Employee 2021 Plan are generally non-transferable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Non-Employee 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, ordinary shares that meet specified conditions, a “market sell order,” or any combination of the foregoing.

For the year ended March 31, 2024, the aggregate compensation, including directors’ fees but excluding grants of share options, to our executive director and executive officers included in the list herein, was US$ 9,899,421. Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B. Except as otherwise disclosed, the above cash compensation does not include share compensation and employee benefits to our directors and senior management.

Outstanding Options at the Company (for directors and executive officers)

Outstanding Options as of March 31, 2023	Options Granted during the year	Options exercised during the year	Options cancelled/forfeited during the year	Outstanding as of March 31, 2024
36,743,349	12,708,069	NIL	92,925	49,358,493

Notes:

This includes options granted/cancelled with respect to Mr. Kedar Upadhye, who resigned from the position of CFO.

Compensation Clawback Policy

In fiscal year 2024, we adopted a Compensation Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of Compensation Clawback Policy is filed as Exhibit 97.1 to this Annual Report.

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

As of March 31, 2024, our Board consisted of ten directors, being (A) six independent directors, of which three are female directors and one Lead Independent Director, satisfying the independence requirements of the Nasdaq and (B) four directors appointed and maintained in office by certain of our investors including one female director.

During Fiscal 24, the Board appointed Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New and also reappointed Mr. Manoj Singh, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan as Non-Executive Independent Directors with effect from August 23, 2023. The appointments were also approved by the Company’s shareholders at the 2023 annual general meeting of the Company and, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2025. During the year the Board also appointed Mr. Bill Rogers as CPP Investments second nominee Director.

During the year, Mr. Ram Charan and Ms. Michelle Robyn Grew, Independent Directors of the Company retire on August 22, 2023, due to expiry of their term. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director expired on August 22, 2023 following the expiration of the director nomination rights of MKC Investments LLC.

Mr. Manoj Singh was appointed as Lead Independent Director with effect from January 1, 2023, to hold office until August 23, 2024, subject to continuing to hold the office of Independent Director. In June 2024, the Board extended the term of the Lead Independent Director (Mr. Manoj Singh) from August 23, 2024, up to the conclusion of Annual General Meeting (AGM) of fiscal year 2025.

Term of Office for Directors

The ReNew Global Shareholders Agreement and ReNew Global Articles provides, that the Founder Investors have the right to appoint the Founder as a Director of the Company for so long as he is the CEO or Chairman or they (along with their affiliates) hold at least 40% of the Equivalent Voting Beneficial Shares they held as of the Closing Date, whichever is longer.

Also, from August 23, 2023 any “Major Investor” (being the Shareholders Agreement Investor holding the largest Effective Economic Interest not being less than 26% of the Equivalent Outstanding Voting Beneficial Shares, presently CPP Investments) is entitled to appoint two Directors to the ReNew Global Board. And each Voting Investor holding at least 15% of the Equivalent Outstanding Voting Beneficial Shares and that is not the Major Investor (presently Platinum Cactus) shall be entitled to appoint one Director. Notwithstanding the forgoing, in no event shall the total number of Directors appointed by the Voting Investors exceed four. Pursuant to ReNew Global Shareholders Agreement, if the “Voting Investors” (any shareholder of the Company who owns Voting Shares, other than a Founder Investor) as a group obtain the right to appoint more than four Directors, then the Director Appointment Rights shall be reallocated among the Appointing Investors as follows: (i) if there is an Appointing Investor who is a Major Investor, (x) such Appointing Investor shall be entitled to appoint two Directors, (y) the Appointing Investors holding the next two highest percentages of Equivalent Outstanding Voting Beneficial Shares (and each being not less than fifteen percent (15%)) will be entitled to appoint one Director each, and (z) no other Voting Investor(s) shall be an Appointing Investor; or (ii) if no Appointing Investor is a Major Investor, then (x) the Appointing Investors with the four (4) highest percentages of Equivalent Outstanding voting Beneficial Shares (each being not less than fifteen percent (15%)) will each be entitled to appoint one Director, and (y) no other Voting Investor(s) shall be an Appointing Investor.

Currently, all Independent Directors of the Company are appointed for an initial term of two years, subject to Company’s shareholders' approval at its annual general meeting following the appointment.

Board Diversity Matrix

(as of March 31, 2024)
Country of Principal Executive Offices	India
Foreign Private Issuer	England and Wales
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country	-
Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Audit Committee

The Company’s audit committee (the “Audit Committee”) consists of three (3) independent directors. The members of ReNew Global’s Audit Committee as of March 31, 2024, were Mr. Manoj Singh, Ms. Vanitha Narayanan, and Ms. Paula Gold-Williams. Mr. Singh is the chairperson of the committee. Each committee member satisfies the independence requirements of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. The Board has determined that Mr. Singh qualifies as an audit committee financial expert within the meaning of the SEC rules. During the year, Ms. Paula Gold-Williams was appointed as member of the Audit Committee in place of Mr. Michelle Robyn Grew. The Audit Committee is responsible for, among other things:

•
overseeing the work of the Company’s independent auditors;
•
regularly reviewing the independence of the Company’s independent auditors;
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

Remuneration Committee

The Company’s remuneration committee (the “Remuneration Committee”) consists of four (4) directors. The members of the Remuneration Committee as of March 31, 2024, were Ms. Vanitha Narayanan, Mr. Manoj Singh, Ms. Nicoletta Giadrossi and Ms. Kavita Saha. Ms. Vanitha Narayanan is the Chairperson. During the year, Ms. Vanitha Narayanan was appointed as Chairperson in place of Mr. Manoj Singh and Ms. Nicoletta Giadrossi and Ms. Kavita Saha were appointed as member of the Remuneration Committee in place of Sir Sumantra Chakrabarti and Mr. Sumant Sinha. The Remuneration Committee is responsible for, among other things:

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

On May 18, 2023, the Board of the Company approved amendments to its Remuneration Charter. The scope of the charter was expanded to cover periodic review of the management development and succession plans for the Executive Officers other than the CEO and such other officers of the Company as it may deem fit.

Nomination and Board Governance Committee

The Company’s Nomination and Board Governance Committee (the “Nomination Committee”) consists of five (5) directors. The members of the Nomination Committee as of March 31, 2024, were Sir Sumantra Chakrabarti, Mr. Sumant Sinha, Ms. Kavita Saha, Ms. Nicoletta Giadrossi and Mr. Manoj Singh. Sir Sumantra is the chairperson. During the year, Ms. Nicoletta Giadrossi and Mr. Manoj Singh were appointed as member of the Nomination Committee. The Nomination Committee is responsible for, among other things:

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
•
Succession Planning. The Committee, in close consultation with the Board Chairman and Lead Independent Director, shall, at such periodicity as it deems fit, consider succession plans for the CEO positions, and make suitable recommendation to the Board for consideration;
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

Environment, Social and Governance Committee

The Environment, Social and Governance (“ESG”) Committee, as of March 31, 2024, comprises of three independent directors of the Company: Ms. Kavita Saha, Mr. Philip Graham New and Sir Sumantra Chakrabarti who serves as the chairperson of the ESG Committee. The Committee aims to support the Board in its oversight of (i) ESG vision, strategy and targets set out on an ongoing basis (ii) implementation of ESG initiatives (iii) monitor the progress against the vision and targets (iv) advise on specific ESG priorities with the goal of integrating ESG across the Company.

The duties and responsibilities of the ESG Committee include, but are not limited to, the following

•
ESG Strategy: The Committee will review and discuss with the Company’s management its ESG strategy to achieve the Company’s vision and ESG targets, ESG related risks and mitigation, key ESG initiatives, and related policies (as applicable).
•
Operational Review: The Committee will review and discuss reports from management regarding the Company’s progress towards its key ESG objectives. The Committee will also provide guidance on aspects such as ESG targets, strengthening internal systems, building ESG culture, reporting and ratings.
•
Reports to the Board of Directors: The Committee shall report regularly to the Board regarding the activities of the Committee.
•
Committee Self-Evaluation: The Committee shall periodically perform an evaluation of the performance of the Committee.
•
Review of this Charter: The Committee shall annually review and reassess this Charter and submit any recommended changes to the Board for its consideration.

Finance and Operations Committee

The Finance and Operations Committee (“F&O Committee”) consists of five (5) directors of the Company out of which three are independent. The members of F&O Committee as of March 31, 2024, were Mr. Sumant Sinha, Ms. Kavita Saha, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams and Mr. Philip Graham New. Mr. Sinha is the chairperson of the F&O Committee. Mr. Yuzhi Wang is a permanent invitee to the committee. During the year, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams and Mr. Philip Graham New were appointed as member of the F&O Committee. Further, Mr. Yuzhi Wang and Mr. Philip Kassin ceased to be member of F&O Committee. The F&O Committee is responsible for investment, borrowings, bidding and M&A related matters.

D. Employees

The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2022	2023	2024
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	467	477	619
Business development (includes business development, bidding and new business teams)	54	134	120
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	—	170	53
Design and engineering (include design, technical and power evacuation teams)	298	193	207
Procurement and commercial	46	52	116
Module and Cell Manufacturing	—	160	1373
Project execution	304	537	640
O&M (includes project asset management and performance monitoring teams)	441	667	730
Quality health safety and environment	65	91	130
Total	1,675	2,481	3,988

None of our employees is represented by a labour union with respect to his or her employment with us. We have not experienced any material work stoppages or labour disruptions in the past and we consider our relations with our employees to be amicable.

E. Share Ownership

Ownership of our shares by our directors and executive officers is set forth in the section titled “Major Shareholders” under Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2024 by:

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

As of March 31, 2024, 244,266,823 Class A Ordinary Shares par value $ 0.0001 per share, one Class B Ordinary Share par value $ 0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. The Company as of March 31, 2024 held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

Upon the sale or transfer of a Class C Ordinary Share by CPP Investments, each such Class C Ordinary Share will automatically be re-designated as one (1) Class A Ordinary Share in the hands of a transferee, in the circumstances described in Article 8.3 of the ReNew Global Articles. See section titled “Memorandum and Articles of Association — Share Capital” under Item 10.B.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise indicated, the business address of each of the individuals from ReNew Global is Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Beneficial Owners	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares (1)	Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares (2)	Number of Class C Ordinary Shares	Percentage of Class C Ordinary Shares	Number of Class D Ordinary Shares	Percentage of Class D Ordinary Shares
Five Percent Holders
CPP Investments (3)	88,846,844	34.6		-	118,363,766	100	1	100
Platinum Cactus (4)	58,170,916	23.8		-	-			-
JERA (5)	28,524,255	11.7		-	-			-
Directors and Executive Officers					-
Mr. Sumant Sinha (6)(7)	26,670,044	9.8	1	100.00	-
Mr. Manoj Singh	37,471	*		-	-			-
Sir Sumantra Chakrabarti	37,471	*		-	-			-
Ms. Vanitha Narayanan	37,471	*		-	-			-
Ms. Paula Gold- Williams	-	-		-	-			-
Mr. Philip Graham New	-	-
Ms. Nicoletta Giadrossi	-	-		-	-			-
Ms. Kavita Saha	-	-		-	-			-
Mr. Yuzhi Wang	-	-		-	-			-
Mr. William Bowen Shephard Rogers	-	-		-	-			-
Mr. Kailash Vaswani (7)	*	*	-	-	-			-
Mr. Mayank Bansal (7)	*	*	-	-	-			-
Mr. Sanjay Varghese (7)	*	*	-	-	-			-
Mr. Balram Mehta (7)	*	*	-	-	-			-
All directors and executive officers as a group (14 persons) (8)	30,279,548	11.0	-	-	-			-

Notes:

* Less than 1%

(1)
In calculating the percentages, (a) the numerator is the relevant holder’s beneficial holding of Class A Ordinary Shares as of March 31, 2024 (calculated as set out above, including the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities exercisable any time within 60 days); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2024 and the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities that, as of March 31, 2024, were held by the relevant holder and exercisable within 60 days, if any (but not the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities held by any other beneficial owner).
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.
(3)
Represents one Class D Ordinary Share, 118,363,766 Class C Ordinary Shares and 76,501,166 Class A Ordinary Shares, plus beneficial interests in 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time (as at March 31, 2024: 12,345,678) equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. The Class D Ordinary Share held by CPP Investments shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. The Business Combination Agreement grants CPP Investments the right to, at its discretion, transfer the ReNew India Ordinary Shares held by CPP Investments to ReNew Global in exchange for an aggregate of 12,345,678 Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments had transferred all its ReNew India Ordinary Shares in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.
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
(5)
JERA Power RN B.V. is a company organised under the laws of the Netherlands, and wholly owned subsidiary of JERA Co., Inc., having its registered office at De entrée 250, 1101EE Amsterdam, The Netherlands. Under SEC rules, JERA Co., Inc. may be deemed to have beneficial ownership of the shares held by JERA Power RN B.V. JERA Co., Inc., a company organised under the laws of Japan. JERA Co., Inc. is managed by a board of directors and because the board of directors acts by consensus / majority approval, none of the members of the JERA Co., Inc. board of directors has sole voting or dispositive power with respect to the securities of ReNew held by JERA. JERA Co., Inc, has its registered office at Nihonbashi Takashimaya Mitsui Building 25th Floor 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan.
(6)
Mr. Sinha is the record holder of one Class B Ordinary Share, which carries voting rights equal to a number of votes from time to time (as at March 31, 2024: 11,437,725) equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates, if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 under the Business Combination Agreement. As at March 31, 2024, 82 Class A Ordinary Shares would have been so issuable to Mr. Sinha, 6,498,328 to Cognisa and its affiliates and 4,939,313 to Wisemore and its affiliates. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, 26,670,044 Class A Ordinary Shares are issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days as of March 31, 2024.
(7)
Represents Class A Ordinary Shares issued and issuable upon the exercise of options held by Messrs. Sumant Sinha, Kailash Vaswani, Mayank Bansal, Sanjay Varghese and Balram Mehta and that were exercisable within 60 days as of March 31, 2024.
(8)
This includes 30,279,548 options held by the executive director and executive officers of ReNew Global that are vested and exercisable, and that were exercisable within 60 days as of March 31, 2024.

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

Pursuant to the ReNew Global Shareholders Agreement, among other things, the Company and the Shareholders Agreement Investors agreed that the majority of the directors on the Board will not be resident in India, the United Kingdom, the Channel Islands or the Isle of Man. From and after August 23, 2023, the ReNew Global Shareholders Agreement requires the Board to be comprised of (i) up to ten (10) Directors, if there are three (3) or fewer Investor Nominee Directors (other than the Founder Director) or (ii) up to eleven (11) Directors, if there are four (4) Investor Nominee Directors (other than the Founder Director), in each case (A) a majority of whom must be Independent Directors, and (B) at least two (2) of the directors must be female.

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
(ii)
until August 23, 2023, for so long as CPP Investments, together with its affiliates, holds: (i) at least 26% of the Equivalent Outstanding Voting Beneficial Shares, CPP Investments has the right to appoint two Directors to the ReNew Global Board, or (ii) at least 15% of the Equivalent Outstanding Voting Beneficial Shares, CPP Investments has the right to appoint one Director to the ReNew Global Board; CPP Investments initially appointed Mr. Anuj Girotra and has now appointed Ms. Kavita Saha and Mr. Bill Rogers;
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

The Company and the Shareholders Agreement Investors agreed to take all necessary actions to give effect to the director appointment rights of the applicable Shareholders Agreement Investors (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favour of the appointment, reappointment or removal, as applicable, of such Shareholders Agreement Investors’ respective appointed directors).

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

Board Committees; Other Governance Principles

In accordance with the ReNew Global Shareholders Agreement, the Company agreed to cause the Board to establish and maintain as follows:

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

Observer rights

JERA is entitled (provided that it, together with its Affiliates, holds at least 40% of the Class A Ordinary Shares held by it as of the Closing Date (excluding, any dilution post-Closing Date) and it does not hold a right to appoint an Investor Nominee Director at the relevant time)) from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place, (ii) for so long as RMG, together with its Affiliates, holds at least 40% of the Effective Economic Interest held by RMG as of the Closing Date (excluding, any dilution post-Closing Date), RMG shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place and (iii) for so long as the Founder, together with his Affiliates, including the other Founder Investors, holds at least 40% of the Effective Economic Interest held by the Founder Investors as of the Closing Date (excluding, any dilution post -Closing Date), the Founder shall be entitled from time to time to appoint one person as an observer on the Board and to remove any such person so appointed and appoint another person in that person’s place.

Founder Consultation Rights

Pursuant to the ReNew Global Shareholders Agreement, for so long as the Founder (together with his affiliates) holds any Ordinary Shares of the Company or ReNew India Ordinary Shares, the Company must first consult with the Founder in good faith before appointing or removing the Chief Executive Officer of the ReNew group or the Chairman of the Board.

Founder Investor Exchange Rights

At any time prior to August 20, 2026, each Founder Investor will have a right under the ReNew Global Shareholders Agreement to deliver a notice to the Company requiring the Company, at any time, subject to applicable law, as such Founder Investor may determine, to issue Class A Ordinary Shares to such Founder Investor and/or its Affiliates or nominees in exchange for the transfer to the Company of ReNew India Ordinary Shares held by such Founder Investor, at the same exchange ratio as applied under the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to ReNew Global Shares or ReNew India Ordinary Shares after the Closing). The Company and the Shareholders Agreement Investors will agree to take all necessary actions (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favour of any resolution) to increase our share capital to effect and facilitate such issuance and to register such Class A Ordinary Shares pursuant to and in accordance with the Registration Rights, Coordination and Put Option Agreement.

Restrictions Relating to ReNew

For so long as CPP Investments or a Founder Investor continues to hold ReNew India Ordinary Shares following the Closing, the Company has agreed under the ReNew Global Shareholders Agreement not to permit the Company to, without CPP Investments’, such Founder Investor’s and, in the case of the matters contemplated by clauses (i) through (iii), Platinum Cactus’s prior written consent, as applicable: (i) issue shares, other than issuances to the Company or to a wholly owned subsidiary of the Company; (ii) alter or change the rights, preferences or privileges of the ReNew India Ordinary Shares; (iii) repurchase, buy- back or otherwise extinguish any ReNew India Ordinary Shares, other than in connection with the Founder Investors’ put rights under the Registration Rights, Coordination and Put Option Agreement; or (iv) amend or waive any provision of the constitutional documents of ReNew India, in each case, in a manner that is materially adverse and disproportionate to CPP Investments or such Founder Investor, as applicable, in relation to its ReNew India Ordinary Shares as compared to any other shareholder of the Company in relation to such shareholder’s ReNew India Ordinary Shares.

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

ReNew Global Articles

Pursuant to the ReNew Global Shareholders Agreement, the Company on August 23, 2021 adopted the ReNew Global Articles with effect as of the Closing which, among other things, incorporated and gave effect to the applicable provisions of the ReNew Global Shareholders Agreement and the terms of the ordinary shares set forth in the ReNew Global Shareholders Agreement as discussed below and provide that the provisions of the ReNew Global Articles that incorporate and give effect to such provisions and terms may not be amended or waived without the prior written consent of the Shareholders Agreement Investors that hold an Effective Economic Interest. Pursuant to the ReNew Global Shareholders Agreement, the Company and the Shareholders Agreement Investors agreed that in the event of any conflict or inconsistency between the ReNew Global Shareholders Agreement and the ReNew Global Articles, it is their intent that the provisions of the ReNew Global Shareholders Agreement will prevail and the Company and the Shareholders Agreement Investors will take all necessary actions within their control (including, with respect to the Shareholders Agreement Investors, voting their ReNew Global Shares in favour of any resolution) to amend the ReNew Global Articles accordingly.

On July 24, 2023, the shareholders’ agreement dated August 23, 2021 between certain of the Company’s significant investors (the ‘‘Investors’’) and the Company (the ‘‘SHA’’) was amended with immediate effect, principally to change the parties’ agreements as to the rights of Investors in the Company under the SHA to appoint directors and associated provisions.

As required by the amended SHA, it was necessary to amend its articles of association (the ‘‘New Articles’’) so as to remove the inconsistencies between the Company’s previous articles of association and the SHA that have arisen as a result of the latter’s amendment. To understand the changes in full, shareholders are encouraged to review the full text of the New Articles, which is appended herewith as an exhibit. These amendments to the articles were approved unanimously by the Board on July 17, 2023 and subsequently by the shareholders at Annual General Meeting of the Company held on September 12, 2023.

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

In addition, pursuant to the ReNew Global Shareholders Agreement, the ReNew Global Articles provides that each Class C Ordinary Share will be automatically re -designated as one Class A Ordinary Share in the hands of a transferee (other than where the holder thereof transfers such Class C Ordinary Share to any of its affiliates) upon a transfer of such Class C Ordinary Share: (i) pursuant to a widespread public distribution; (ii) to the Company; (iii) in transfers in which no transferee (or group of associated transferees within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) receives equal to or more than 2% of the issued and outstanding Class A Ordinary Shares or a class of voting shares of the Company representing 2% of the voting power attached to such class of voting shares; or (iv) to a transferee that controls more than 50% of the issued and outstanding Class A Ordinary Shares and more than 50% of the issued and outstanding shares of each other class of voting shares of the Company, without counting any Class C Ordinary Share transferred to such transferee.

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

Registration Rights

Under the Registration Rights, Coordination and Put Option Agreement, we agreed to file a registration statement on Form F- 1 within thirty (30) days of the Closing for the resale of Registrable Securities pursuant to Rule 415 under the Securities Act, and use our commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to maintain such effectiveness until such time that all Registrable Securities covered by such registration statement until such time as there are no longer any Registrable Securities. The Company also agreed to convert such registration statement to a shelf registration statement on Form F-3 as soon as practicable after the Company becomes eligible to use such form and to similarly maintain the effectiveness of such registration statement. Additionally, for so long as the Founder Investors have the right to require the Company to purchase ReNew India Ordinary Shares held by them (as described below), the Company agreed to file and maintain a registration statement to cover issuances of Class A Ordinary Shares by the Company for purposes of a Founder Investor Put Financing Issuance.

The Significant Shareholders are entitled from time to time to deliver to the Company a request to sell all or a portion of their Registrable Securities under an effective shelf registration statement in an underwritten offering; provided, that (a) each Significant Shareholder shall be entitled to make no more than two (2) such requests in the 12 -month period immediately following Closing and no more than one (1) such request in each calendar quarter thereafter, and (b) the Company shall not be required to effect an offering if (i) during the 12-month period immediately following Closing, the Company has effected one (1) offering pursuant to a Significant Shareholder’s request in the immediately preceding three (3) month period, and (ii) after such 12-month period, the Company has effected two (2) offerings pursuant to a Significant Shareholder’s request in the calendar quarter in which a request for an offering is received.

Each other Significant Shareholder holding Registrable Securities are entitled to join the requesting Significant Shareholder in underwritten offerings under the shelf registration statement by requesting for such number of such joining Significant Shareholder’s ReNew Global Shares equal to not more than its Effective Economic Interest be included in such offering, subject to customary underwriter cut-backs. If the managing underwriter(s) appointed by the Company in respect of such offering advice that marketing factors require a cut -back in the number of Registrable Securities requested to be sold under the offering, the number of Registrable Securities to be sold by each requesting Significant Shareholder will be reduced on a pro rata basis based on the number of Registrable Securities requested to be sold by all of the selling Significant Shareholders; provided that: (a) if such right is exercised by GSW, the number of Registrable Securities to be sold by GSW in respect of such offering will not be reduced and will take priority (i) if GSW is the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities equal to the greater of (A) such number of Registrable Securities, when taken together with the amount of all Registrable Securities sold by GSW in all prior offerings requested by GSW, equal to 5% of the then issued and outstanding ReNew Global Shares and (B) such number of Registrable Securities as may be necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares; or (ii) if GSW is not the Significant Shareholder initially requesting such offering, in respect of an amount of Registrable Securities as may be necessary to enable GSW to reduce (A) the GSW Total Equity Interest to 33% and/or (B) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares, or the “GSW Priority Offering Right,” and any offering of Registrable Securities in respect of which GSW exercises the GSW Priority Offering Right, a “GSW Priority Offering”; and (b) subject to the GSW Priority Offering Right, the number of Registrable Securities to be sold by SACEF in respect of such offering will not be reduced and will take priority. If GSW exercises its GSW Priority Offering Right, in each subsequent offering that is not a GSW Priority Offering, each of the Significant Shareholders other than GSW will be entitled to have their Registrable Securities sold (pro rata to the number of Registrable Securities requested to be sold by each such Significant Shareholder in aggregate in each GSW Priority Offering) in priority to any Registrable Securities requested to be sold by GSW in such offering, until each such Significant Shareholder (other than GSW) has sold such number of Registrable Securities it had requested to sell and would have been entitled to sell in prior GSW Priority Offerings but for the exercise of the GSW Priority Offering Right, or the “Catch-Up Right”; provided that if a Significant Shareholder elects not to participate in a subsequent offering requested by GSW where such Significant Shareholder would have been entitled to exercise its Catch- Up Right, such Significant Shareholder shall cease to be entitled to such Catch-Up Right in respect of such number of Registrable Securities it would have been entitled to sell under its Catch-Up Right had such Significant Shareholder participated in such offering.

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

Coordination

Other than (a) SACEF, (b) for so long as it is not an affiliate of the Company, MKC Investments (as assignee of RMG Sponsor II), and (c) GSW, but only to the extent a transfer of ReNew Global Shares by GSW is (i) necessary to enable GSW to reduce (x) the GSW Total Equity Interest to 33% and/or (y) the aggregate number of Class A Ordinary Shares then held by GSW or any of its affiliates does not exceed 4.9% of the aggregate number of issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class D Ordinary Shares or (ii) pursuant to an exception to its post-Closing lock-up, each Significant Shareholder will agree to use its commercially reasonable efforts to coordinate all sales and/or transfers of ReNew Global Shares pursuant to (A) registered underwritten offerings of Registrable Securities, except for underwritten block trades conducted during the two year period following Closing, and (B) any registered non-underwritten offering and sales pursuant to Rule 144 under the Securities Act until the earlier of (x) the date falling two (2) years after the Closing or (y) in respect of any particular Significant Shareholder, the date on which it holds an Effective Economic Interest less than or equal to 25% of the Effective Economic Interest it held immediately following the Closing.

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

(a)
Founder Investor De-Minimis Put Option. The Founder Investors will, from time to time, be entitled, by issuing a written notice at least twelve months in advance and no more than once during each calendar year, to require the Company to purchase Put Shares, at a price per Put Share equal to the value per Put Share implied by the volume weighted average price of Class A Ordinary Shares over the

30 trading days immediately preceding the completion of such purchase, for an aggregate amount not exceeding $12 million per calendar year (the “Founder Investor De-Minimis Put Option”). Additionally, the Founder Investors may elect to exercise during a calendar year such put option in respect of up to the next two (2) subsequent calendar years in advance, and such put options exercised in advance will be deemed to have been exercised on the first day of the respective subsequent calendar years. The closing of any such purchase during a calendar year shall occur on the date immediately after the announcement by the Company of its financial results following the date falling 12 months after the exercise of such put option.
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

(c)
Founder Investor Change of Control and Termination Put Option. In the event of (i) any transfer of ReNew Global Shares by Significant Shareholders or any issuance of ReNew Global Shares by the Company which would result in a change of control of the Company or (ii) the termination or non-renewal of the employment of the Founder (other than as a result of his wilful default or fraud), the Founder Investors shall be entitled to require the Company to purchase all or any number of Put Shares at the following price per Put Share: (A) if such change of control would result from a transfer of ReNew Global Shares by Significant Shareholders or an issuance of ReNew Global Shares by the Company, the value per Put Share implied by the consideration per ReNew Global Share to be payable to such Significant Shareholders in connection with such transfer or the price per ReNew Global Share received by the Company pursuant to such issuance, as the case may be; or (B) in any other case, (x) if a Founder Investor Put Financing Issuance is not undertaken in connection with such purchase, the value per Put Share implied by the volume weighted average price of Class A Ordinary Shares over the two (2) trading days immediately preceding the completion of such purchase from the Founder Investors or (y) if a Founder Investor Put Financing Issuance is undertaken, the value per Put Share implied by the price per ReNew Global Share received by the Company pursuant to such Founder Investor Put Financing Issuance.

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

Voting Agreement

Pursuant to the Business Combination Agreement, at the Closing, the Company, ReNew India, GSW, CPP Investments and the Founder Investors entered into a voting agreement, or the “Voting Agreement,” pursuant to which, among other things, GSW, CPP Investments and the Founder Investors have granted to the Company (or its representative or nominee) irrevocable proxies to exercise all voting rights in respect of their respective ReNew India Ordinary Shares that they continue to hold following the Closing at all general meetings of the shareholders of the Company, subject to certain conditions, including that (i) the Company will vote such ReNew India Ordinary Shares in the same manner it votes the ReNew India Ordinary Shares that it owns, and (ii) the Company will not vote in favour of certain matters that would materially and adversely affect certain rights of GSW relating to its ReNew India Ordinary Shares without its consent; and (iii) the Company will not vote in favour of matters that would materially adversely and disproportionately affect the Economic Interests of the Founder Investors, GSW and CPP Investments, as compared to the Economic Interests of other shareholders of the Company, or certain rights of the Founder Investors and CPP Investments relating to their ReNew India Ordinary Shares, as compared to the other shareholders of ReNew, in each case, without the prior written consent of the Founder Investors.

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

Legal Proceedings

Except as disclosed below, we and our subsidiaries are not currently subject to any material regulatory, legal, tax or arbitration proceedings nor are we aware of any such proceedings that are pending or threatened. We are also party to other litigations, proceedings and potential liabilities with OEMs, customers, contractors, and suppliers, including matters relating to payment disputes, right of way issues and disputes over land that arise in the ordinary course of our business in India.

Although there can be no assurances regarding the outcome of any of the matters noted below, including those arising in the normal course of business in India, we do not expect any of these, individually or collectively, will have or have had a material adverse impact on our financial position, results of operations or cash flows.

(i)
The distribution licensees of Karnataka have filed appeals before the Supreme Court against the order of the Appellate Tribunal for Electricity (“APTEL”), dated March 29, 2019, whereby APTEL had set aside the common order of KERC dated January 9, 2018 by which KERC reduced the period of billing related to banked units for renewable generators from 1 year to 6 months and imposed a condition that the energy banked by non-REC based renewable energy projects during the peak time-of -day hours alone can be drawn during the peak time-of-day hours. APTEL had set aside the order of the KERC holding that modification of the banking arrangements during currency of the concluded wheeling and banking agreement is not sustainable in law. APTEL also held that the January 9, 2018 APTEL order was passed without adhering to the principles of natural justice, doctrine of promissory estoppel and legitimate expectation, and that it was also passed without sufficient or requisite data and analysis. The Company has concluded contracts executed in pursuance of earlier orders of KERC from the period when the reduction was not introduced. Therefore, the Company has secured its right for banking and has vested rights for a period of 10 years from their commissioning. The appeals before the Supreme Court are pending. The outcome of this matter may impact the timing, but not the total amount, of cash flows generated form banked units by the Company’s subsidiaries operating in Karnataka.
(ii)
ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Company, set up projects to supply electricity for captive use by their shareholders. KERC, through a circular dated September 18, 2018, directed the ESCOMs (Karnataka distribution licensees) and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, ESCOMs issued demand letters to the captive users (customers) of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due totalling INR 297 million for failure of compliance with the Electricity Rules, 2005. The Company filed writ petitions on behalf of its customers challenging the circular and the demand letters against the ESCOMs (“Karnataka Writs”) and separate petitions before KERC for quashing the demand letters (“Karnataka Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019 and September 18, 2020, ordered the Karnataka Electricity Supply Companies (KESCOMs) to refrain from taking any precipitative action against captive users. Thereafter, KERC disposed of the Karnataka Petitions based on the principles laid down by APTEL in its judgment dated June 7, 2021 in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others. KERC declared that the ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited plants maintained their compliance as a captive generating plant for FY 2017-18, except for FY 2013-14 and FY 2015-16.

On October 9, 2023, the Supreme Court notified its judgment in Civil Appeal Nos. 8527-8529 of 2009 in the matter of M/s Dakshin Gujarat Vij Company Limited, upholding the test of proportionality on a Special Purpose Vehicle (SPV), which was otherwise exempted, and reversing the judgment in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others.

In December 2023, the KESCOMs challenged the KERC order before APTEL, which is pending final adjudication.

The Company has filed a Writ Petition before the Karnataka High Court challenging the levy of Cross subsidy surcharge, since the levy was intended to be a temporary provision and were supposed to be reduced progressively in subsequent years. The Company believes that since there was no levy of cross-subsidy surcharge since FY 2009-2012, it cannot be re-introduced as per the intent of the Electricity Act, 2003. A favourable disposal of this writ shall mitigate the overall adverse impact of the Supreme Court judgment on our captive energy projects. Based on an internal evaluation, the Company believes that there are merits in its position and the demand raised by the distribution companies would be ultimately rescinded and hence no adjustment has been made in the consolidated financial statements.

(iii)
The Southern Power Distribution Company of Andhra Pradesh Limited and the Eastern Power Distribution Company of Andhra Pradesh Limited have filed a petition (“Tariff Petition”), before APERC (Andhra Pradesh Electricity Regulatory Commission) against power producers including the subsidiaries of the Company, seeking amendment of Regulation 1 of 2015 issued by the APERC and consequent redetermination/reduction of tariff determined by the APERC for the years ended March 31, 2016 and 2017. Some power producers filed petitions before the AP HC (Andhra Pradesh High Court) challenging the jurisdiction of APERC to entertain the Tariff Petition. The AP HC, by order dated September 24, 2019, disposed of these petitions by directing APERC to dispose of the Tariff Petition while determining its own jurisdiction to decide the same. The Company had filed an appeal against the order dated September 24, 2019 before the AP HC. Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC allowed the appeal by the Company and held that APERC cannot proceed with the hearing of Tariff Petition and consequently quashed the proceedings before APERC. The AP HC has also held that tariffs under existing PPAs cannot be altered unilaterally. Further, the AP HC has directed the AP DISCOMs to pay all past pending dues and future bills (at full tariff). In addition, the AP HC has also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in cases of very grave and sudden emergency, is not permitted. Subsequently in April 2022, the Southern Power Distribution Company of Andhra Pradesh Limited filed a petition before the Supreme Court of India seeking leave to appeal against the AP HC Order. The Supreme Court appeal is still pending for final adjudication. Further, pursuant to the AP HC order dated March 15, 2022, the AP DISCOMs (distribution) licensees of Andhra Pradesh) undertook to pay the outstanding receivables in 12 monthly instalments to the subsidiaries of the Company in Andhra Pradesh as per the mechanism provided under the Electricity (Late Payment Surcharge and Related Matters) Rules, 2022 (“LPS Rules”) issued by the Ministry of Power. On July 5, 2023, the AP DISCOM paid its final monthly instalment in purported discharge of its commitments with some shortfall in payments. For the recovery of shortfall amounts, we have strategically filed an LPS recovery petition before the APERC, which is currently pending adjudication before APERC. The cumulative amounts receivable recorded in trade receivables related to this matter amount to Rs. 3,064 million as of March 31, 2024. In view of the favourable order form AP HC and its internal analysis, the Company believes it has strong merits in the case and no additional adjustment is required in the consolidated financial statements.
(iv)
The Company and its subsidiaries, ReNew Vayu Urja Private Limited (formerly known as KCT Renewable Energy Private Limited) (“RVUPL”) and Ostro Anantapur Private Limited (“OAPL”), entered into PPAs with the APSPDCL for wind-based generation projects, based on the tariff set out in the AP Wind Regulations.

AP DISCOMs filed a petition against the Company, RVUPL, OAPL and other wind developers before APERC, requesting it to pass on the generation-based incentive (“GBI”) benefits received by the developers to AP DISCOMs. Ostro Andhra Wind Private Limited (“OAWPL”) and Ostro AP Wind Private Limited (“OAPWPL”), the Company’s subsidiaries, became parties to this matter subsequently.

APERC in its order dated July 28, 2018 (“APERC Order”), allowed this petition and permitted the AP DISCOMs to deduct the GBI benefits and only pay the balance tariff payable to the wind power generators from February 14, 2017 until such GBI benefits were credited against the tariff payable in full. Subsequently, the Company filed a writ petition before the AP HC challenging the APERC Order. The AP HC, by its interim order dated August 24, 2018, suspended the operation of the APERC Order. Subsequently, Green Infra Wind Solutions Limited (unrelated to the Company) filed an appeal before APTEL against the AP DISCOMs challenging the APERC Order and impleaded the Company, RVUPL, OAPL and other wind developers.

APTEL, in its order dated October 5, 2018 granted an interim stay on the APERC Order, which is continuing. Thereafter, the Company filed an interim application on November 4, 2019 in the writ petition before the AP HC for directions to the AP DISCOMs to comply with order dated August 24, 2018 of the AP HC and release payment of GBI benefits to the Company. Both the writ petition and the appeal are pending. The cumulative amounts receivable recorded in trade receivables related to this matter amount to Rs. 4,598 million as of March 31, 2024. On the basis of its evaluation and practices followed consistently in other states, the Company believes the GBI benefit is over and above the applicable tariffs and APERC does not have jurisdiction to interfere with the intent of the GBI Scheme. Therefore, the outstanding amount is recoverable and continues to be recognised in the consolidated financial statements.

(v)
The Maharashtra State Electricity Distribution Company Limited (MSEDCL) filed a petition before the Maharashtra Electricity Regulatory Commission (MERC) seeking a review of a wind zone classification (“1stPetition”). By its order dated April 3, 2018, MERC dismissed MSEDCL’s 1stPetition. MSEDCL sought review of the April 3, 2018 order. By its order dated July 9, 2018, MERC allowed MSEDCL’s review petition and directed the Maharashtra Energy Development Agency (MEDA) to review the wind zone reclassification of wind generators based on actual generation and to prepare and submit a report in this regard (“Review Order”). Certain wind generators (other than ReNew) appealed to the Bombay High Court, contending that the Review Order impinged upon their contractual rights. By its judgment dated August 30, 2018, the Bombay High Court allowed MEDA to prepare the report and permitted MSEDCL to file a new petition with MERC.

Based on MEDA’s Report, MERC initiated suo -moto proceedings in Case No. 108 of 2019 (“2nd Petition”). By its order dated July 10, 2019, MERC permitted MSEDCL to file a fresh Petition based on MEDA’s report. Thereafter, MSEDCL filed Case No. 338 of 2019 before MERC (“3rd Petition”). WIPPA (Wind Independent Power Producers Association) challenged the public hearing in the 3rdPetition before APTEL via OP No. 11 of 2021. By an interim order dated July 19, 2021, APTEL was of the prima facie view that the petition may be barred by res judicata. During the pendency of the OP No. 11 of 2021, MSEDCL withdrew its petition. APTEL, passed its final order in OP No. 11 of 2021 and directed MERC to decide MSEDCL’s withdrawal and if the need arises to decide the maintainability of the 3rd petition thereafter. On February 13,2023, MERC permitted MSEDCL to withdraw the 3rd Petition and allowed MSEDCL to file the new petition subject to the petition being maintainable. Accordingly, petition number 114 of 2023 was filed by MSEDCL (“4thPetition”). MERC has heard the arguments on maintainability of the 4thPetition and reserved its order. Any changes to the wind zone classification could affect the tariff charged by the Company to its customers which is not determinable until the matter is concluded, however, currently the matter is only pending before MERC on the issue of maintainability and the petition cannot be decided on merits until the maintainability is decided in their favour.

(vi)
ReNew Solar Power Private Limited along with two of its subsidiaries filed a petition against SECI and Uttar Pradesh Power Corporation Limited before Uttar Pradesh Electricity Regulatory Commission (“UPERC”) seeking reliefs from liquidated damages on the ground of force majeure events. The petitioners also sought interim directions restraining SECI from invoking the performance bank guarantee amounting to Rs. 110 million or taking any coercive steps, until such time the petition is decided. Due to the COVID-19 pandemic and resultant lockdown, the petitioners were not able to commission the projects and sought extension from the SECI under the PPAs, which was rejected by the SECI. Further, the petitioners filed a writ petition before the Allahabad High Court inter alia, seeking a direction to UPERC to hear the petition expeditiously and restrain SECI from invoking the performance bank guarantees until determination of the petition filed before UPERC. The Allahabad High Court by order dated September 15, 2021 disposed of the petition and restrained invocation of bank guarantee until the prayer for grant of interim relief is considered and decided by the UPERC. Thereafter, by an Order dated October 6, 2021, the UPERC admitted the petition. Subsequently, the petitioners filed an affidavit before UPERC seeking discharge from performance of its obligations under the PPA. By its judgment and order dated December 14, 2022, the UPERC allowed the petition, and permitted termination of the PPA without levy of any penalty on the petitioners. SECI has filed an appeal against the order dated December 14, 2022 before APTEL. On March 31, 2023, SECI undertook before APTEL not to take any coercive steps to encash the performance bank guarantee until determination of the appeal. The appeal filed by SECI is pending.
(vii)
Pursuant to a public interest litigation instituted before the Supreme Court of India seeking measures for protection of two endangered birds namely, the Great Indian Bustard and the Lesser Florican, by its order dated April 19, 2021 (“GIB First Order”) the Supreme Court inter alia issued directions for (i) undergrounding of all overhead transmission lines in the specified priority and potential habitats of the birds in state of Rajasthan and Gujarat and (ii) installation of bird diverters in all overhead transmission lines until undergrounding is done, within a period of one year. The Supreme Court also appointed a committee for assessing the feasibility of undergrounding of overhead lines and take the requisite actions in case of unfeasibility. Subsequently, two associations of renewable energy developers, of which RPL is a member, namely, the Wind Independent Power Producers Association and the Solar Power Developers Associations, filed applications on behalf of its members before the Supreme Court seeking certain directions for modification of the GIB First Order, including for expansion of the Expert Committee and exemption from undergrounding for overheads lines of already commissioned power projects with installation of appropriate mitigation measures. Applications have also been filed by the Central Government (through the MNRE) and the state government of Rajasthan seeking similar directions. An application has also been filed by the public interest litigant seeking compliance with the GIB First Order. By its order dated April 21, 2022 (“GIB Second Order”) the Supreme Court issued directions (i) for completion of installation of bird diverters on overhead transmission lines in the specified priority areas by July 20, 2022, and (ii) to the Central Electricity Authority to formulate the standards of quality for the bird diverters in consultation with the committee. Vide judgment dated March 21, 2024, the Hon’ble Supreme Court has suitably modified the April 19, 2021 order and the injunction which has been imposed in the order dated April 19, 2021 in respect of the area described as the potential area shall stand relaxed (subject to the condition that the new Expert Committee appointed by the Court may lay down suitable parameters covering both the priority and potential areas). The modification would be suggested by the new Expert Committee appointed by the Supreme Court. The petition before the Supreme Court will now be listed in August 2024. The Company believes that the additional cost, if any, that may be incurred by the Group is recoverable from customers under the respective PPAs through provision relating to change in law and force majeure and therefore will not have a material adverse effect on its financial position, results of operations or cash flows.
(viii)
Pursuant to insolvency proceedings instituted against ReGen Powertech Private Limited (“ReGen”) under the Insolvency and Bankruptcy Code, 2016, before the National Company Law Tribunal at Chennai (“NCLT”), the Company, through its subsidiary Renew Power Services Private Limited (“RPSPL”), had submitted a resolution plan for the acquisition of ReGen and its assets which was accepted by the Committee of Creditors of ReGen appointed by the NCLT. Subsequently, several applications were filed before the NCLT, seeking a simultaneous or consolidated resolution of ReGen and its subsidiary, one M/s Regen Infrastructures and Services Private Limited (“RISPL”). By its order dated November 1, 2021, the NCLT dismissed the applications for simultaneous or consolidated resolution of ReGen and RISPL. Subsequently, by order dated February 1, 2022 (“Approval Order”), the NCLT approved the resolution plan submitted by RPSPL and declared it the successful resolution applicant for ReGen. RPSPL, in compliance with the terms of the approved resolution plan, paid an amount of Rs. 716.07 million out of the total consideration, towards resolution of ReGen. Several appeals were filed before the National Company Appellate Tribunal at Chennai (“NCLAT”), by various creditors and customers of ReGen and RISPL, against the November 1, 2021 order and Approval Order. By interim orders dated March 9, 2022 and subsequent extension orders, the NCLAT deferred further implementation of the resolution plan by RPSPL, which has subsequently filed an application seeking vacation of the order of deferment dated March 9, 2022 and subsequent extension order dated November 16, 2022. By its judgment dated August 31, 2023, the NCLAT directed the consolidation of the Corporate Insolvency Resolution Processes (CIRPs) of RPPL (ReGen Powertech Private Limited) and Regen Infrastructure and Services Private Limited and set aside the Approval Order of the resolution plan of ReNew. The committee of creditors has challenged the consolidation order before the Supreme Court through a civil appeal, and we have filed an application before the NCLT for the remittance of the part payment made under the prior resolution plan. Both the application and the civil appeal are pending adjudication; however, we believe that the amount deposited is recoverable.
(ix)
RPL, through its subsidiaries, namely ReNew Hans Urja Private Limited, ReNew Surya Roshni, ReNew Dinkar Jyoti Private Limited, ReNew Dinkar Urja Private Limited, ReNew Solar Photovoltaic Private Limited, ReNew Surya Aayan Private Limited, ReNew Surya Vihaan Private Limited, ReNew Surya Jyoti Private Limited, ReNew Surya Ravi Private Limited, ReNew Surya Pratap Private Limited and IB Vogt Solar Seven Private Limited, had registered their projects under the Project Import Regulations, 1986, which provided for a concessional rate of customs duty for imports for solar power projects. Subsequently, by way of a notification dated October 19, 2022 issued by the Central Board of Indirect Taxes and Customs, the Project Import Regulations, 1986 were amended to exclude ‘solar power projects’, and a notice was issued to RPL’s subsidiaries that its registrations would stand cancelled. Consequently, the subsidiaries filed a petition before the Delhi High Court, challenging the amendment and notice. By an interim order dated December 15, 2022, the Delhi High Court, inter alia, directed that no precipitative action will be taken on the basis of the amendment at the stage of import in the interim. Subsequently in April 2023, the petitions have been amended to challenge the Finance Act, 2023 notified on April 1, 2023 whereby Chapter 98 of the Customs Tariff Act, 1986 was amended to exclude Solar Power Projects from Chapter 98. The matters are currently pending.

Some of the affected subsidiaries have issued notices under their respective power purchase agreements, seeking additional compensation on account of increase in expenditure for setting up the solar power project due to change in law event, namely, the amendment of the Project Import Regulations, 1986 and the Finance Act, 2023. Therefore, the Company does not expect this matter to have a material impact on its financial position, results of operations or cash flows.

(x)
The Company and its subsidiaries have secured Long Term Access (“LTA”) for transmission of energy from its wind power projects under various power purchase agreement(s), and signed various LTA Agreements, in accordance with the provisions of the Central Electricity Regulatory Commission (Sharing of Inter State Transmission Charges and Losses) Regulations, 2010 (“CERC Sharing Regulations 2010).The start date of the LTA is aligned with the scheduled commissioning dates of the respective projects for which such LTA has been obtained. In terms of extant orders issued by the Central Government, power producers are entitled to waiver of Inter-State Transmission Charges (ISTS) and transmission losses for projects that are commissioned on or before a certain date. On account of delay in commissioning of certain projects and termination of certain projects on account of being affected by force majeure events, the Company has received demand notices from PGCIL seeking payment of LTA charges for SECI VII-wind project totalling to INR 307 million, calculated from the date of operationalization of the respective LTA. The Company and its subsidiaries have filed petitions before the CERC, seeking alignment of the LTA start date with the actual date of commissioning of the project and for cases where the associated project has been terminated on account of force majeure - a declaration that the Company/its subsidiary is exempted from paying LTA charges for such terminated capacity on account of force majeure. Assailing the Order of CERC, the Company has filed an appeal in APTEL pertaining to the issue of alignment of LTA with scheduled commencement of operation date. Recently, in the said pending cases of various developers, APTEL has granted interim stay against recovery of transmission charges by Central Transmission Utility of India Limited (‘CTUIL’) subject to 25% payment by the power producers as directed by the Tribunal. The matter is currently pending. As of March 31, 2024, the Company has deposited Rs.75 million (25% of the total dues).
(xi)
ReNew Wind Energy (AP2) Private Limited (“ReNew Wind AP2”), a subsidiary of the Company, entered into a PPA dated May 23, 2018 with SECI for development of 100MW wind power project in the state of Gujarat, and for the sale of the electricity generated by the project to SECI at a tariff of Rs. 2.44 per unit (“100MW PPA”). For the purpose of onward sale of the electricity, SECI executed back-to-back power supply agreement with the distribution licensee in the state of Haryana. As per the terms of the PPA, a performance bank guarantee of Rs. 185.94 million was submitted to secure performance of obligations by ReNew Wind AP2. Subsequently, by its letter dated February 6, 2022, ReNew Wind AP2 terminated the PPA on account of prolonged effect of force majeure events, including (i) delay in allocation of the land required for the project due to changes in land policy of the Government of Gujarat; and (ii) delay on account of instructions issued due to COVID-19 pandemic by the Government of India and the resultant lockdown. Thereafter, ReNew Wind AP2 filed a petition before the CERC seeking a declaration that the 100MW PPA stands terminated on account of force majeure and impossibility, pursuant to the terms of the 100MW PPA, with effect from the date of issuance of the termination notice by ReNew Wind AP2 along with a direction to return the performance bank guarantee. By an Order dated March 21, 2022, the CERC has admitted the petition, and granted an interim order directing SECI not to take any coercive action against ReNew Wind AP2 including invocation of the performance bank guarantee. The matter is currently pending.

Thereafter, the Company, along with ReNew Wind AP2, filed a petition against the CTUIL before the CERC, to set aside the transmission charges bills approximating to Rs.980 million raised by CTUIL for the LTA associated with the 100MW wind power project, on account of force majeure and termination of the 100MW PPA, and seeking a declaration that they stand discharged from their obligations under the associated agreements for the LTA executed with CTUIL. By an interim order dated January 24, 2023, the CERC has directed CTUIL not to take any coercive action subject to payment of 10% of the total Transmission Charged levied. Thereafter, ReNew Wind AP2 paid Rs.94 million towards these charges which is recorded in the consolidated financial statements of the Company. The Company, along with ReNew Wind AP2 will continue to pay the monthly transmission charges to CTUIL as per the terms of the invoices being raised by CTUIL and as directed by the CERC. The petition before the CERC is currently pending

(xii)
Koppal Narendra Transmission Ltd. (“KNTL”) a subsidiary of the Company, has filed a petition before CERC, for extension of the scheduled commercial operation date of the transmission project on account of change in law events, namely, increase in forest net present value, increase in compensatory afforestation charges, the Ministry of Power guidelines for right of way compensation and on account of force majeure events namely, delay in the grant of the forest clearance, delay by district authorities in issuing the compensation orders for right of way over land, severe right of way issues along the route of the transmission line, unprecedented heavy rains and cyclone in the state of Karnataka, among others. The cost of the transmission project has increased due to these factors. By way of the Petition before CERC, KNTL has claimed to be entitled to compensation in terms of provisions of the transmission service agreement dated August 26, 2021 between ReNew Surya Ojas Pvt. Ltd. and KNTL. The Petition has been admitted on March 6, 2024 and is pending. Through March 31, 2024, KNTL has not recognised any amounts in its consolidated financial statements for compensatory damages it may receive.
(xiii)
Certain group subsidiaries have filed a petition before CERC and has sought that Central Transmission Utility of India Limited (“CTUIL”) be directed to return the construction bank guarantee totalling Rs. 960 million already furnished by the Company in terms of earlier Regulations and sought for the relief that the Company be allowed to submit bank guarantees in terms of the new GNA Regulations, 2022 and thereby sought to be treated at par with other developers who have applied under the GNA Regulations 2022 and submitted bank guarantees at the reduced amount. Notice has been issued in the matter. The petition is pending.
(xiv)
ReNew Power Private Limited (presently known as ReNew Private Limited “RPL”), subsidiary of the Company and M/s Fourth Partner Energy Private Limited (“FPEPL”) have executed a Share Purchase Agreement (SPA) dated October 10, 2021 amended vide agreement dated January 18, 2022 (“SPA”) under which FPEPL had agreed to purchase the entire issued, subscribed and paid-up share capital of M/s Renew Solar Energy Private Limited (“RSEPL”) on the terms and conditions set out in the SPA. Following the execution of the SPA, FPEPL issued several indemnity letters to ReNew, alleging breaches of the SPA’s warranty terms and claiming indemnity under the SPA which have been contested by ReNew. The matter is currently under arbitration and a three-member arbitral tribunal has been constituted. FPEPL has filed its statement of claim which shall be contested by the Company through its counterclaims as per the schedule of the hearings. The matter is currently pending. The Company believes that the indemnity claims are without merit, and it intends to vigorously defend itself and any liability in excess of amounts provided in the consolidated financial statements will not have material impact on its financial position, results of operations or cash flows.
(xv)
Pursuant to the assessment proceedings in respect of the Company’s income tax returns filed for the assessment year 2018-2019, the IT Department issued an assessment order dated May 31, 2022 disallowing income of Rs. 3,472 million as adjustment under sections 36(1)(iii), 37, 14A of the Income Tax Act, 1961 and on account of liquidated damages; and adding such adjustments back to the income of the Company for the relevant assessment year. However, pursuant to the demand notice issued by the IT Department pursuant to the May 31, 2022 assessment order, a tax demand of Rs. 1,500 million was levied on the Company on account of such adjustments for the relevant assessment year. The Company has filed an appeal against the May 31, 2022 assessment order. This appeal is pending. The Company also filed a petition for stay of demand with the IT Department, pursuant to which, the demand has been stayed through an order of the IT Department dated March 7, 2023, subject to payment of 20% of the total demand amount, which has been paid under protest.

Matters pertaining to recovery of additional expenditure on account of change in law.

In addition to the matters listed below, the Company and its subsidiaries are also party to other matters on similar subject-matter which the Company does not consider individually to have a significant material impact on it. However, collectively these matters may have a material impact on the Company.

(xvi)
Adyah Solar Energy Private Limited (‘Adyah’), an erstwhile subsidiary of the Company, was sold to Ayana Renewables Power Private Limited (‘Ayana’) in February 2021. The litigation discussed below continues to be handled by ReNew Solar Power Private Limited as per the terms of the sale

Adyah had entered into six PPAs (four with BESCOM and one each with HESCOM and GESCOM), in relation to the development of six solar power projects of 50 MW each in the Pavagada Solar Park, Karnataka. Subsequently, by notification dated July 30, 2018, (“2018 Notification”), Government of India levied safeguard duty at specified rates on the import of solar cells and modules. Consequently, Adyah filed six petitions (in respect of each of the projects) before the KERC seeking a declaration that implementation of the 2018 Notification constitutes an event of ‘change in law’ under the PPAs entitling it to compensation for increase in the expenditure on account of such change in law. By orders dated June 15, 2021, the petitions were partly allowed, and certain directions were passed including payment of certain incremental tariffs to Adyah on the quantum of energy equivalent to the minimum capacity utilization factor under the PPAs, supplied from the date of commissioning of the project until the expiry of the PPA. As on March 31, 2024, Rs. 820 million remains collectible.

Adyah filed appeals before the APTEL against the order of KERC to the extent of denial of change in law relief claimed in relation to the additional DC capacity, carrying cost and computation of tariff on minimum capacity utilization factor corresponding to minimum energy generated (“Adyah Appeals”).

In February 2022, HESCOM also filed an appeal before APTEL against one of the orders dated June 15, 2021, challenging the quantum of incremental tariff awarded by KERC and seeking a reduction in quantum of such incremental tariff (“HESCOM Appeal”). Thereafter, Adyah filed petitions against BESCOM, GESCOM and HESCOM before the KERC seeking compliance with its orders dated June 15, 2021 (collectively referred to as “Compliance Petitions” and singularly as “Compliance Petition”). The KERC by its orders dated December 14, 2022, directed HESCOM, BESCOM and GESCOM to comply with its order. Subsequently, four appeals were filed by BESCOM against the order dated June 15, 2021 before APTEL (“BESCOM Appeals”). The Compliance Petitions filed by Adyah against BESCOM were disposed of by the KERC pursuant to its order dated March 7, 2023. On March 28, 2023, the Compliance Petition filed by Adyah against GESCOM was disposed of by the KERC pursuant to the payment by GESCOM. Lastly, by its Order dated April 19, 2023, the Compliance Petition filed by Adyah against HESCOM were disposed of by the KERC. All Compliance Petitions have been concluded. All the appeals from the order of KERC, Adyah Appeals, HESCOM Appeal and four BESCOM Appeals are pending before APTEL.

(xvii)
ReNew Solar Power Private Limited (“RSPPL”), a subsidiary of the Company, filed a petition before the MERC against Maharashtra State Electricity Distribution Company Limited (“MSEDCL”), seeking adjustment / compensation to offset the financial impact suffered by RSPPL on account of the change of law provision under the PPA entered into between RSPPL and MSEDCL for a 250 MW solar power project in Bikaner, Rajasthan. In this petition, RSPPL had sought compensation from MSEDCL, arguing that implementation of the 2018 Notification constitutes a change of law under the contract with MSEDCL, and has resulted in an increase in expenditure for RSPPL, thereby adversely impacting its business. In its order dated June 22, 2020, MERC partially allowed this petition and directed RSPPL to provide an undertaking to MSEDCL that all modules in relation to its project have been imported from countries which are subject to the safeguard duty, pursuant to which MSEDCL shall process the same and compute the compensation and pay the same to RSPPL. RSPPL has submitted the requisite undertaking and subsequently, filed an appeal against the June 22, 2020 order seeking directions from APTEL to set aside the same to the extent of allowing RSPPL to claim carrying cost equivalent to the rate of late payment surcharge under the PPA and instead, allow the same to be claimed on the basis of actual financing costs incurred by RSPPL, as sought for in the petition before the MERC. This appeal has been allowed by APTEL on August 3, 2023 and remanded back to MERC for passing consequential orders. The matter is currently pending before MERC. Through March 31, 2024, the Company has not recognised any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xviii)
ReNew Wind Energy (TN2) Private Limited, a subsidiary of the Company, has filed a claim before CERC seeking compensation by way of revision of tariff due to increase in capital cost and O&M expenses, on account of incidence of GST levy on solar PV infrastructure. By its final order dated February 5, 2019, CERC disposed of the petition and allowed the claims except for “change in law” claim with respect to increase in O&M expenses and carrying cost on account of GST. The Company filed appeal in APTEL on July 25, 2019 challenging the disallowed portion of the claim in the order passed by CERC. Southern Power Distribution Company of Telangana has also filed an appeal in APTEL on August 9, 2019 challenging allowed portion of the claim in the order passed by CERC. Both of the appeals are pending before APTEL. Through March 31, 2024, the Company has not recognised any recoverability for additional expenditure incurred related to O&M expenses and carrying cost on account of GST in its consolidated financial statements. The claims related to capital cost totaling Rs. 350 million, which are being appealed by Southern Power Distribution Company of Telangana, have been capitalised as project costs.
(xix)
ReNew Sun Energy Private Limited (“RSEPL”), a subsidiary of the Company, has filed a petition before GERC, seeking declaration that increase in expenditure, due to imposition of safeguard duty on import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020, issued by the Ministry of Finance, Government of India, as “change in law” and sought compensation, in terms of the PPA dated May 22, 2019 between RSEPL and Gujarat Urja Vikas Nigam Limited (“GUVNL”). The matter is pending before GERC.Through March 31, 2024, the Company has not recognised any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xx)
ReNew Solar Energy (Jharkhand Five) Private Limited, a subsidiary of the Company, has filed a petition before the Rajasthan Electricity Regulatory Commission (RERC) seeking a declaration that the increase in expenditures due to the imposition of a duty on the import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020 constitutes a “change in law” and sought compensation pursuant to the terms of the PPA dated June 4, 2019, between ReNew Solar Energy (Jharkhand Five) Pvt. Ltd. and the SECI. By its final order dated December 30, 2021, RERC disposed of the petition and disallowed the claim, holding that the imposition of duty is not a “change in law” under the PPA. On February 8, 2022, the Company filed an appeal before the APTEL against the order of the RERC. The matter is currently pending before the APTEL.Through March 31, 2024, the Company has not recognised any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.

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

Share Capital

As of March 31, 2024, 244,266,823 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001, one Deferred Share par value $0.01 and 50,000 Redeemable Preference Shares par value GBP1.00 per share, were issued and outstanding. The Company as of March 31, 2024 held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would be issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). During the year ended March 31, 2024, the Company acquired 2,553,897 ReNew India Ordinary Shares from the Founder pursuant to the Founder’s partial exercise of the Founder Investor De-Minimis Put Option, as defined in Item 7.B hereof, as a result of which the voting rights attaching to the Class B Ordinary Share were reduced by 2,116,955 votes from 13,554,680 to 11,437,725 votes. As of March 31, 2024, the Class B Ordinary Shares accordingly represented 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2024, the Class D Ordinary Share accordingly represented 12,345,678 votes.

In accordance with the ReNew Global Articles, we can issue, in addition to the shares already in issue, further Class A Ordinary Shares and Class C Ordinary Shares, each having the rights and entitlements as described in the ReNew Global Articles.

Allotment of Shares and Pre-emption Rights

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

In addition, subject to certain limited exceptions, the U.K. Companies Act provides shareholders with pre-emption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these pre-emption rights to be disapplied by the ReNew Global Articles or a special resolution of shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of pre-emption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

Pursuant to a resolution approved by the shareholders of the company on August 20, 2021, the Board has authority to allot (or grant rights to subscribe) shares in the Company, in respect of which shareholders’ statutory pre-emption rights have been disapplied, for five-year period i.e. until August 20, 2026. This included an authority to grant awards under the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan in respect of an aggregate nominal value up to US$ 6,503.02 (equivalent to 65,030,200 Shares). At our 2023 annual general meeting held on September 12, 2023, our shareholders passed resolutions authorizing our directors for increasing the nominal value to which it applies by US$ 2,296.98 (equivalent to 22,969,800 Shares) to a revised limit of up to US$ 8,800.00 (equivalent to 88,000,000 Shares) and expires on the fifth anniversary of the date on which the resolution is passed to refresh this allotment authority to reflect the increase in the share limits under the Company’s incentive award i.e. until September 12, 2028.

We are only allowed to pay commissions or brokerage in connection with a subscription for share to the extent permitted by the U.K. Companies Act. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares.

Subject to the U.K. Companies Act and the ReNew Global Articles, the ReNew Global Board may, with the authority of an ordinary resolution of shareholders, capitalise undistributed profits and reserves of the Company and apply them to pay up in full shares, debentures or other obligations of the Company to be allotted to shareholders in a bonus issue.

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

The directors may, if authorised by an ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend, or part of a dividend, an allotment of shares credited as fully paid up. The ReNew Global Articles stipulate certain terms and procedures for any such share dividend (or ‘scrip dividend’).

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

The holder of the Class D Ordinary Share shall be entitled to participate in dividends of the Company only during the period from August 23, 2021 until August 23, 2024 on the basis that such holder is deemed to hold for the purposes of only, at the time of any Distribution, such number of Class A Ordinary Shares as is equal to the number of ReNew India Ordinary Shares held by such holder and its affiliates at the time of such Distribution multiplied by 0.8289 (as proportionately adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 20, 2023) and shall receive the relevant amount of such Distribution. If the holder of the Class D Ordinary Share or any of its affiliates participate in any ReNew India Distributions, the amount of future Distributions made by ReNew Global to the holder of the Class D Ordinary Share shall be reduced, in aggregate, by such amount as equals the amount of any ReNew India Distributions made to such holder. For the avoidance of doubt, over such three (3) year period no more and no less in Distributions and ReNew India Distributions shall be received in the aggregate by the holder of the Class D Ordinary Share than the amount of the Distributions that would have been made to such holder by the Company had such holder held, at the time of each Distribution, the number of Class A Ordinary Shares as is equal to the number of ReNew India Ordinary Shares held by such holder and its Affiliates at the time of such Distribution multiplied by 0.8289 (as proportionately adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Shares or the ReNew India Ordinary Shares after August 23, 2021), and any differences shall be adjusted on an annual basis to the extent possible (and if not, the required adjustments shall be made to Distributions following the three (3) year period).

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

Pursuant to the ReNew Global Articles, each Class C Ordinary Share will be automatically re- designated as one Class A Ordinary Share in the hands of a transferee (other than where such transferee is an affiliate within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) upon the transfer of such Class C Ordinary Share (including a transfer of depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class C Ordinary Share) to such transferee, if such transfer is made: (i) pursuant to a widespread public distribution, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended; (ii) to ReNew Global; (iii) in transfers in which no transferee (or group of associated transferees within the meaning of the U.S. Bank Holding Company Act of 1956, as amended, of the transferring holder) receives equal to or more than 2% of the issued and outstanding Class A Ordinary Shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class A Ordinary Shares) or a class of voting shares of ReNew Global (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such voting shares) representing 2% of the voting power attached to such class of voting shares; or (iv) to a transferee that controls more than 50% of the issued and outstanding Class A Ordinary Shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class A Ordinary Shares) and more than 50% of the issued and outstanding shares (including depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such shares) of each other class of voting shares of ReNew Global (without including any Class C Ordinary Share or depositary receipts or Identified Rights (as defined in the ReNew Global Articles) in respect of such Class C Ordinary Share transferred to such transferee).

Liquidation

If ReNew Global is in liquidation, the liquidator may, if authorised by a special resolution of shareholders and any other authority required at law, divide among shareholders (excluding holders of treasury shares) in specie the whole or any part of its assets (and the liquidator may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders), or vest the whole or any part of such assets in trustees for the benefit of the shareholders and determine the scope and terms of those trusts, but no shareholder shall be compelled to accept any asset on which there is a liability.

Variation of rights

All or any of the rights and privileges attached to any class of shares issued may be varied or abrogated only with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the other provisions of the U.K. Companies Act and the terms of such shares’ issue. The U.K. Companies Act also provides a right to object to the variation of the share capital by the shareholders who did not vote in favour of the variation. Should 15% or more of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court. In addition to other variations, the ReNew Global Articles deem the rights attached to a class of shares to be varied by certain reductions of the capital paid up on that class of shares and by the allotment of any share with prior dividend rights or more favourable voting rights.

Alteration to share capital

ReNew Global may, by ordinary resolution of shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of a smaller amount. ReNew Global may, by special resolution of shareholders, confirmed by the court, reduce its share capital or any capital redemption reserve or any share premium account in any manner authorised by the U.K. Companies Act. ReNew Global may redeem or purchase all or any of its shares, subject to the requirements as set out in the U.K. Companies Act.

Other U.K. law considerations

Mandatory purchases and acquisitions

Pursuant to the U.K. Companies Act , where a takeover offer has been made for ReNew Global and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that such offeror wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer could be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given (subject to any court order previously made on the application of minority shareholders), when the offeror can execute a transfer of the outstanding shares in its favour and pay the consideration to ReNew Global, which it would hold in trust for the relevant minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the U.K. Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

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

Disclosure of interest in shares

Pursuant to the U.K. Companies Act, ReNew Global is empowered to give notice in writing to any person whom it knows or have reasonable cause to believe to be interested in its shares, or to have been so interested at any time during the three years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable time, to disclose to ReNew Global particulars of that person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those three years in those shares.

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

Purchase of own shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable reserves of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act and provided that it is not restricted from doing so by its articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid to be repurchased.

Since Nasdaq is not a relevant market for the purpose of “market purchases” under the Companies Act, ReNew can currently only purchase its own shares through an “off-market purchase” as defined in the Companies Act. Any such purchase must be made pursuant to a purchase contract authorised in advance by ordinary resolution of ReNew’s shareholders. Any authority will not be effective if any shareholder from whom ReNew Global proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, no later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A buy-back by a company of its shares will give rise to U.K. stamp duty reserve tax or stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty reserve tax or stamp duty will be paid by the company.

At a general meeting held on August 20, 2021, our shareholders approved the forms of share repurchase contracts and counterparties with whom such contracts may be entered into for the purpose of making repurchases of our Class A Ordinary Shares. These approvals are valid for five years. We have entered into agreements with Credit Suisse Securities (USA) LLC and Mizuho Securities USA LLC, as our brokers (the “Brokers”) for the purchase, on a principal basis, of Class A Ordinary Shares, for subsequent sale and delivery to the Company.

As of March 31, 2024, we held 38,698,288 Class A Ordinary Shares in our treasury account, which were purchased in exchange for an aggregate consideration of US$ 238,538,364 (including fee and charges paid to the bankers).

Distributions and dividends

Under the U.K. Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non -consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalization, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to ReNew Global and to each of its subsidiaries that has been incorporated under English law.

In addition, we, as a public limited company, can only make a distribution:

•
if, at the time that the distribution is made, the amount of the Company’s net assets (that is, the total excess of assets over liabilities) is not less than the total of it called-up share capital and distributable reserves; and
•
if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

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

If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied, ReNew Global would be subject to several rules and restrictions, including but not limited to the following: (i) its ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) ReNew Global would not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) ReNew Global would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under the Takeover Code, if a person:

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

Fund Based Facilities

S. No.	SPV	Project	Details
1.	ReNew Surya Ravi Private Limited (RSRPL)	Merchant Phase1

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

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 51% shares of the SPV,
• Debt Service Reserve Account (“DSRA”) equivalent to one quarter debt servicing obligations.
2.	ReNew Surya Ravi Private Limited (RSRPL)	Merchant Phase 2

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

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 51% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations.
3.	Ostro Kannada Power Private Limited (OKPPL)	SECI-6 300.3 MW Wind

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

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 51% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations.

4.	ReNew Vayu Urja Private Limited (RVUPL)	AP (KCT) & Maharashtra (Kawaldhara)

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

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 100% shares of the SPV,
• DSRA equivalent to two quarter debt servicing obligations.

5.	ReNew Sun Bright Private Limited	MSEDCL-2

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
Cross- collate SPV: Cross collate with ReNew Sun Energy (GUVNL- 105 MW).
6.	ReNew Wind Energy (TN2) Private Limited (RWETN2PL)	150 MW NTPC

RWETN2PL has entered into a term loan facility of Rs. 3,759,200,000 from Bank of America through the Finance Agreement dated September 9, 2022 and term loan facility of Rs. 3,940,700,000 from NIIF Infrastructure Finance Limited through the Finance Agreement dated March 2, 2023. Both NIIF and BoFA carries monthly Interest payments cycle. The facilities are secured by following security:

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 100% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations.

7.	ReNew Sun Waves Private Limited (RSWPL)	SECI-III

RSWPL has entered into a term loan facility of Rs. 2,861,900,000 from NIIF Infrastructure Finance Limited through the Finance Agreement dated March 29, 2022, term loan facility of Rs. 3,959,000,000 from Axis Bank through the Finance Agreement dated March 29, 2022 and term loan facility of Rs. 3,959,000,000 from HSBC through the Finance Agreement dated March 29, 2022. All carries monthly interest payments cycle. The facilities are secured by following security:

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 100% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations.
8.	Ostro AP Wind Private Limited (OAPPL)	Ralla

OAPPL has entered into a term loan facility of Rs. 444,100,000 from TATA through the Finance Agreement dated June 30, 2016, a term loan facility of Rs. 1,970,800,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,576,600,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 2,012,100,000 from IFC through the Finance Agreement dated May 6, 2016. TATA, IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle. The facilities are secured by following security:

• Mortgage of immovable properties,

• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 74% shares of the SPV,
• DSRA equivalent to two quarter debt servicing obligations,
• Corporate guarantee of OEPL.
No put option is present whereas Cross guarantee structure between Ostro AP and Ostro Andhra is made.
9.	Ostro Andhra Private Limited (OAPL)	Ralla

OAPL has entered into a term loan facility of Rs. 346,000,000 from TATA through the Finance Agreement dated June 30, 2016, which is prepaid on October 28, 2021, a term loan facility of Rs. 1,981,100,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,545,300,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 1,936,600,000 from IFC through the Finance Agreement dated May 6, 2016. TATA, IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle. The facilities are secured by following security:

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 74% shares of the SPV,
• DSRA equivalent to two quarter debt servicing obligations.

10.	ReNew Wind Energy Sipla Private Limited (RWESPL)	110 MW Karnataka

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

• Mortgage of immovable properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 51% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations for first 2 year and 2nd quarter thereafter.
11.	Renew Wind Energy (Rajasthan One) Private Limited, Narmada Wind Energy Private Limited, Molagavalli Renewable Private Limited	Rs. Bond

RWE(R1)PL (along with co-borrowers Lexicon Vanijya Private Limited, Symphony Vyapaar Private Limited, Star Solar Power Private Limited and Sungold Energy Private Limited), NWEPL (along with co-borrower Renew Solar Energy (Karnataka Two) Pvt.Ltd.) and Molagavalli Renewable Private Limited have entered into term loans of Rs.4,695,900,000, Rs. 4,593,800,000 and Rs. 2,724,600,000 Respectively from IREDA. The facilities are secured by:

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

RSE(J3)PL has entered into an ECB term loan facility in US$ equivalent of Rs.9,347,000,000. from a consortium of lenders consisting of Cooperative Rabobank U.A., BNP Paribas, Intesa Sanpaolo and Bayfront Infrastructure Capital III Pte. Ltd. The facility is secured by: Mortgage of immovable properties,

• Mortgage on Immovable Properties,
• Hypothecation of all plant & machinery and other immovable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 100% shares of the SPV,
• DSRA equivalent to one quarter debt servicing obligations.
13.	Renew Solar Power Private Limited	250 MW- MSEDCL Solar Project	RSPPL has entered into a Term Facility of Rs 969,70,00,000 from SBI. The facility is having monthly interest payments. The facility is secured by:
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

OKWPL has entered into a Term Loan facility of Rs. 5,820,000,000 from SBI, Rs.9,347,00,000 from SBI and an ECB Facility from ADB for Rs. 6,090,000,000. The SBI and Tata facility are having monthly interest and ADB facility is having quarterly interest payments. the facility is secured by:

• Mortgage on Immovable Properties,
• Hypothecation of all plant & machinery and other movable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 51% share capital of the Borrower.
15.	Ostro Dakshin Power Private Limited (ODPPL)	100 MW Wind Power Project-Taralkatti	ODPPL has entered into a Term Loan Facility from State Bank of India (SBI) Amounting Rs 5,809,400,000 The facility is having monthly interest payments and is secured by:
• Mortgage on Immovable Properties,
• Hypothecation of all plant & machinery and other movable properties,
• Charge over all bank accounts, project cash flows, debtors and other assets,
• Assignment of all project contracts, project approvals and rights,
• Pledge of 76.13% share capital of the Borrower held by Ostro Energy Private Limited and NDU for balance 23.87% share capital of the borrower.
16.	• ReNew Wind Energy (Devgarh) Private Limited • ReNew Wind Energy (Rajasthan 3)	Hermes

The entities have entered into a facility from REC Limited (“RECL”) in a co-obligor and co- borrower structure. The total amount of the facility is Rs. 34,800,000,000. The facility is having monthly interest payments. The facility is secured by:

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
19.	Renew Surya Roshni Private Limited	RTC

The entity has entered into a facility from 13 Lenders (BNP Paribas, Cooperative Rabobank U.A., Crédit Agricole Corporate and Investment Bank, DBS, Intesa Sanpaolo S.p.A., Mizuho Bank, MUFG Bank, Natixis, Norddeutsche Landesbank Girozentrale, Siemens Bank, Société Générale, Sumitomo Mitsui Banking Corporation and Bayfront Infra) amounting to US$985,000,000. The facility is having quarterly interest payments. The facility is secured by the following:

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

20.	Renew Power Private Limited (currently known as ReNew Private Limited)	REC Re-Fi (Kod & Limbawas)

RPL has entered into a Rupee Term Loan assistance of Rs. 5,458,800,000 for refinancing of Kod & Limbawas project from REC Limited. Facility carries monthly interest payment. Facility is secured by following security:

• Mortgage on Immovable Properties and movables properties,
• Hypothecation of all plant & machinery and other movable properties, related to Project,
• Charge over all bank accounts, project cash flows, debtors and other assets, related to project,
• Assignment of all project related contracts, approvals and rights.
21.	ReNew Solar Urja Private Limited	SECI VI Solar (ReNew has sold its 49% stake and 100% economic interest in the SPV to Indigrid during the year)

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

22.	ReNew Surya Aayan Private Limited	SECI IX - 300 MW

The entity has entered into the INR term loan facility from MUFG, Mizuho and BNP Paribas amounting to Rs. 10,350,000,000. The facility is having quarterly interest payments. The facility is secured by:

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

23	ReNew Green (MHS One) Private Limited	Sholapur Phase I

The entity has entered into the INR term loan facility from PFC amounting to Rs. 1586,40,00,000. The facility is having monthly interest and debt payments. The facility is secured by:

•
Mortgage/ Assignment by way of indenture/MoE/hypothecation and charge on the entire immovable properties,
•
Hypothecation on the entire movable properties,

•
Hypothecation on the entire uncalled capital, cash flows, receivables, book debts and revenues,
•
Hypothecation/assignment on the entire intangible assets,
•
Hypothecation/mortgage/assignment, insurance proceeds as the case may be, of all the rights, title, interest, benefits, claims and demands, guarantees from EPC contractor/Module supplier,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 51% shareholding in the Borrower in relation to the Project.

24	ReNew Photovoltaics Private Limited	3 projects: -Jaipur 4 GW Module -Dholera 2.4GW Module -Dholera 2.5GW Cell

The entity has entered into the INR term loan facility from PFC amounting to Rs. 2546,40,00,000 (combined for 3 projects). The facility is having monthly interest and debt payments. The facility is secured by:

•
Mortgage/ Assignment by way of indenture/MoE/hypothecation and charge on the entire immovable properties,
•
Hypothecation on the entire movable properties,
•
Hypothecation on the entire uncalled capital, cash flows, receivables, book debts and revenues,
•
Hypothecation/assignment on the entire intangible assets,
•
Hypothecation/mortgage/assignment, insurance proceeds as the case may be, of all the rights, title, interest, benefits, claims and demands, guarantees from EPC contractor/Module supplier,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Charge on Working capital assets
•
Pledge - At least 51% pledge of shares with Non-Disposal Undertaking (NDU) for additional 25% of shares.
•
Pledge of at least 51% OCRPS and/or CCDs and/or OCDs
•
Corporate Guarantee of ReNew India

25

Renew Wind Energy (AP) Private Limited Renew Wind Energy (AP 3) Private Limited Pugalur Renewable Private Limited Bidwal Renewable Private Limited Zemira Renewable Energy Limited Renew Wind Energy (MP Three) Private Limited Renew Wind Energy (Rajasthan Four) Private Limited Renew Wind Energy (Maharashtra) Private Limited Shruti Power Projects Private Limited Bhumi Prakash Private Limited Tarun Kiran Bhoomi Private Limited

Artemis

The entities have entered into a facility from REC Limited (“RECL”) in a co- obligors and co- borrower structure. The total amount of the facility is Rs. 21,006,000,000. The facility is having monthly interest payments. The facility is secured by:

Mortgage on Immovable Properties and movables properties of all the projects, Hypothecation of all plant & machinery and other movable properties, Charge over all bank accounts, project cash flows, debtors and other assets, Assignment of all project contracts, project approvals and rights of all the projects Pledge of 51% share capital of the Borrowers, Cross guarantee of each Borrower security/ cash flows with the other Borrowers.

26	Renew Wind Energy Varekarwadi Private Limited	3 projects – Welturi, Bableshwar, GUVNL

The entity has entered into the INR term loan facility from India IDF Limited amounting to Rs. 5,650,000,000. The facility is having monthly interest and quarterly debt payments. The facility is secured by:

Mortgage on Immovable Properties and movables properties of all the projects, Hypothecation of all plant & machinery and other movable properties, Charge over all bank accounts, project cash flows, debtors and other assets, Assignment of all project contracts, project approvals and rights of all the projects Pledge of 51% share capital of the Borrowers

27	Renew Surya Ojas Private Limited	Peak Power, Karnataka

ReNew Surya Ojas has entered into INR term loan facility from State Bank of India, National Bank for Financing Infrastructure & Development (NaBFID), Standard Chartered & Canara Bank amounting to Rs. 27,101,400,000. The facility is having monthly interest payments. The facility is secured by:

Mortgage on Immovable Properties and movables properties of all the projects, Hypothecation of all plant & machinery and other movable properties, Charge over all bank accounts, DSRA, project cash flows, debtors and other assets, Assignment of all project contracts, project approvals and rights of all the projects Pledge of 51% share capital of the Borrowers and pledge/hypothecation & assignment of 100% of other instruments brought in as promoters’ contribution by shareholders and investors.

Non-Fund based Facilities

Name of the Entity	Name of the Bank	Present limits	Borrower & Utilization	Security	Date of sanction	Tenor
		FB/ NFB (INR)
ReNew Private Limited (RPL)	Indusind	5,000,000,000	Facility entered into by RPL and utilised at few SPVs level	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	28/09/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Private Limited (RPL)	Yes Bank	7,500,000,000	Carved out in multiple SPVs	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	15/09/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Private Limited (RPL)	JP Morgan Chase Bank	6,000,000,000	Carved out facility from RPL in Renew Solar Energy (Jharkhand One) Pvt Ltd, Ostro Bhesada Wind Pvt Ltd, Renew Wind Energy Jamb Pvt Ltd, ReNew Surya Jyoti Pvt Ltd and ReNew services Pvt Ltd	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	23/06/2021	Up to 12 months (revolving basis) for LC/SBLC
ReNew Surya Ojas Private Limited (RSOPL)	Standard Chartered	5,000,000,000	Co-Borrower under Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bhesada & PP charge on project SPV i.e., Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	JPM	6,000,000,000	Carved out from RPL	First PP charge on current and Movable fixed assets of RPL	11/11/2022	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	Yes Bank	7,500,000,000	Carved out from RPL	First PP charge on current and Movable fixed assets of RPL	15/09/2021	Up to 12 months (revolving basis) for LC/SBLC
Ostro Bhesada Wind Private Limited	Standard Chartered	5,000,000,000	Co-Borrower under Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bheasda & PP charge on project SPV i.e., Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
ReNew Solar Energy (Jharkhand One) Private Limited	Standard Chartered	5,000,000,000	Co-Borrower under Ojas, Jharkhand One & Ostro Bhesada	PP charge over current assets and movable fixed assets of JH1 and Ostro Bheasda & PP charge on project SPV i.e., Renew Surya Ojas (PP charge with project LC lenders)	29/11/2022	Up to 12 months (revolving basis) for LC/SBLC
ReNew Solar Energy (Jharkhand One) Private Limited	Axis	6,000,000,000	Entered into by Jharkhand One Pvt Ltd	exclusive charge on goods purchased under LC & CG from RPL	19/07/2022	Up to 12 months (revolving basis) for LC/SBLC

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

As of March 31, 2024, all of the 2022 Notes have been redeemed and none of the 2022 Notes remains outstanding.

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

As of March 31, 2024, all of the 2024 Notes have been redeemed and none of the 2024 Notes remains outstanding.

2027 Notes

On January 29, 2020, we issued the $ 450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027, or the “2027 Notes”. Between July 29, 2022 and March 5, 2023, we must redeem 40% of the 2027 Notes then outstanding at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest. The 2027 Notes accrue interest at a rate of 5.875% per annum, payable semi-annually. The 2027 Notes are secured by a first ranking pari passu mortgage over all our immovable and movable property in relation to our 250 MW wind power project located in Kutch, Gujarat; a first ranking pari passu charge over all our immovable assets, current assets, receivables, book-debts, cash flows and related accounts in relation to that project; a first ranking pari passu charge over the rights and benefits under the project documents and a first ranking pledge over certain equity shares and redeemable preference shares of ReNew Power Services Private Limited held by us.

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

As of March 31, 2024, $270,000,000 of the 2027 Notes remained outstanding.

2027 Notes

On January 29, 2020, we issued the $ 450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027, or the “2027 Notes”. Between July 29, 2022 and March 5, 2023, we must redeem 40% of the 2027 Notes then outstanding at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest. The 2027 Notes accrue interest at a rate of 5.875% per annum, payable semi-annually. The 2027 Notes are secured by a first ranking pari passu mortgage over all our immovable and movable property in relation to our 250 MW wind power project located in Kutch, Gujarat; a first ranking pari passu charge over all our immovable assets, current assets, receivables, book-debts, cash flows and related accounts in relation to that project; a first ranking pari passu charge over the rights and benefits under the project documents and a first ranking pledge over certain equity shares and redeemable preference shares of ReNew Power Services Private Limited held by us.

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

As of March 31, 2024, $270,000,000 of the 2027 Notes remained outstanding.

2027 NCDs

On November 2, 2020, certain of our subsidiaries, Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited, issued the Rs. 23,910,550,000 aggregate principal amounts of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027, or the “2027 NCDs”. The 2027 NCDs accrue interest at a rate of 8.458% per annum, payable semi-annually. The 2027 NCDs issued by each issuer are guaranteed by each of the other issuers and ReNew India. The 2027 NCDs are secured by a first ranking charge on movable and immovable properties of the issuers, all accounts opened in accordance with the terms of the 2027 NCDs, project documents and pledges over 51% of the equity shares of the issuers.

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

As of March 31, 2024, all of the 2027 NCDs have been redeemed and none of the 2027 NCDs remains outstanding.

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

As of March 31, 2024, all of the 2028 Notes remained outstanding.

2030 NCDs

On March 25, 2021, certain of our subsidiaries, ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited, issued the Rs. 33,700,500,000 aggregate principal amounts of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030, or the “2030 NCDs”. The 2030 NCDs accrue interest at a rate of 6.028% per annum, payable semi-annually. The 2030 NCDs issued by each issuer are guaranteed by each other issuer and ReNew India. The 2030 NCDs are secured by a first priority charge on movable and immovable properties of the issuers, project documents and pledges over 51% of equity shares of the issuers. The proceeds of the 2030 NCDs were used to repay existing indebtedness of the issuers.

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

2032 Notes

On January 19, 2022, ReNew Power Private Limited (presently known as ReNew Private Limited), issued the $ 400,000,000 aggregate principal amount of 4.56% Senior Notes due January 18, 2032, or the “2032 Notes”.

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

Facility of US$ 125 million from Standard Chartered Bank

On October 2022, ReNew Global entered into a facility agreement with Standard Chartered Bank and certain of its affiliates in respect of a US$ 75 million facility. In 2023, parties entered into a first deed of amendment and restatement with respect to the Standard Chartered Bank facility and included an additional facility amounting to US$ 50 million. As of March 31, 2024, this Facility has been completely prepaid and there is no outstanding under this Facility.

2026 Notes

On April 28, 2023, Diamond II Limited, a subsidiary of ReNew Global, issued the $400,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026, or the “2026 Notes.”

The 2026 Notes accrue interest at a rate of 7.95% per annum, payable semi -annually. The proceeds of the 2026 Notes were used to on-lend to Renew Global and its subsidiaries and certain other uses, each in accordance with the Green Bond Framework.

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

In addition, it does not address consequences relevant to holders' subject to special rules, including, without limitation:

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
•
a corporation (or other entity taxable as a corporation) created or organised under the laws of the United States, any state thereof, or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a) (30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a) (30) of the Code) for U.S. federal income tax purposes.

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

Sale, Exchange, Redemption or Other Taxable Disposition of ReNew Global Shares and Warrants.

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognise gain or loss on any sale, exchange, redemption or other taxable disposition of ReNew Global Shares or Warrants in an amount equal to the difference between (i) the amount realised on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ReNew Global Shares and/or Warrants, as the case may be. Any gain or loss recognised by a U.S. Holder on a taxable disposition of ReNew Global Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ReNew Global Shares and/or Warrants for more than one year generally will be eligible for reduced income tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognised generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognise gain or loss upon the acquisition of a Renew Global Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in ReNew Global Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant received therefore and the exercise price. The U.S. Holder’s holding period for a Renew Global Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Warrant generally will recognise a capital loss equal to such U.S. Holder’s tax basis in the Warrant.

The income tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ReNew Global Shares received would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ReNew Global Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalisation, the holding period of the ReNew Global Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognised in the manner set forth above under “Sale, Exchange, Redemption or Other Taxable Disposition of ReNew Global Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered Warrants equal to the number of ReNew Global Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognise capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ReNew Global Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the exercise price of such Warrants. A U.S. Holder’s holding period for the ReNew Global Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

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

For each taxable year that Renew Global is treated as a PFIC with respect to a U.S. Holder’s ReNew Global Shares or Warrants, the U.S. Holder will be subject to special income tax rules with respect to any “excess distribution” (as defined below) received and any gain realised from a sale or disposition (including a pledge) of its ReNew Global Shares or Warrants or, collectively the “Excess Distribution Rules”, unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ReNew Global Shares will be treated as excess distributions. Under these special income tax rules:

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

Under the Excess Distribution Rules, the income tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realised on the sale of the ReNew Global Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the ReNew Global Shares or Warrants as capital assets.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to- market election for its ReNew Global Shares to elect out of the Excess Distribution Rules discussed above if ReNew Global is treated as a PFIC. If a U.S. Holder makes a mark- to-market election with respect to its ReNew Global Shares, such U.S. Holder will include in income for each year that Renew Global is treated as a PFIC with respect to such ReNew Global Shares an amount equal to the excess, if any, of the fair market value of the ReNew Global Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ReNew Global Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ReNew Global Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ReNew Global Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ReNew Global Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ReNew Global Shares, as well as to any loss realised on the actual sale or disposition of the ReNew Global Shares, to the extent the amount of such loss does not exceed the net mark- to-market gains for such ReNew Global Shares previously included in income. A U.S. Holder’s basis in the ReNew Global Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to -market election, any distributions Renew Global makes would generally be subject to the rules discussed above under “Distributions on ReNew Global Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Warrants may not be able to make a mark-to-market election with respect to their Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ReNew Global Shares, which are expected to be listed on the Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ReNew Global Shares will be “regularly traded” for purposes of these rules. Because a mark- to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for ReNew Global.

If a U.S. Holder does not make a mark- to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ReNew Global Shares in which Renew Global is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ReNew Global Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to- market gain recognised at the end of that year. In subsequent years for which a valid mark -to-mark election remains in effect; the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its ReNew Global Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s income tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of making a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Renew Global is a PFIC.

US Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-US Holders

This section applies to Non-US Holders of ReNew Global Shares and Warrants. For purposes of this discussion, a Non-US Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterised for U.S. federal income tax purposes) of ReNew Global Shares or Warrants that is not a U.S. Holder, including:

•
a non-resident alien individual, other than certain former citizens and residents of the United States;
•
a foreign corporation; or
•
a foreign estate or trust.

US Federal Income Tax Consequences of the Ownership and Disposition of ReNew Global Shares and Warrants to Non-US Holders

Any (i) distributions of cash or property paid to a Non-US Holders in respect of ReNew Global Shares or (ii) gain realised upon the sale or other taxable disposition of ReNew Global Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•
the gain or distribution is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-US Holder maintains a permanent establishment in the United States to which such gain is attributable); or
•
in the case of any gain, the Non-US Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ReNew Global Shares, and the proceeds received on sale or other taxable disposition of ReNew Global Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W- 9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ReNew Global Shares and proceeds from the sale, exchange, redemption or other disposition of ReNew Global Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non -US Holders may be subject to backup withholding on amounts received in respect of, a Non- US Holder’s ReNew Global Shares or Warrants, unless the Non-US Holder furnishes to the applicable withholding agent the required certification as to its non-US status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-US Holder otherwise establishes an exemption. Distributions paid with respect to ReNew

Global Shares and proceeds from the sale of other disposition of ReNew Global Shares or Warrants received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-US Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the U.S. backup withholding rules.

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

U.K. Taxation of Capital Gains

Acquisition of ReNew Global Shares on exercise of the Warrants

A company that is a non-U.K. Holder will generally not be liable to U.K. corporation tax on chargeable gains realised (if any) on the exercise of Warrants.

An individual non- U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes, may, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realised (if any) while he or she was not resident in the U.K.

Disposal of ReNew Global Shares or Warrants

A company that is a non-U.K. Holder will generally not be liable for U.K. corporation tax on chargeable gains realised on the disposal of its ReNew Global Shares or Warrants.

An individual non- U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realised while he or she was not resident in the U.K.

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

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the U.K. from the European Union. The U.K. Finance Act 2024 gives statutory effect to HMRC’s published position regarding issues of new shares and other chargeable securities into a clearance service or depository receipt system on or after 1 January 2024 notwithstanding the impact of the Retained EU Law (Revocation and Reform) Act 2023. The U.K. Finance Act 2024 also provides that, in certain circumstances, there is no charge to stamp duty or SDRT on the transfer of, or an agreement to the transfer of, ReNew Global Shares into a clearance service or depositary receipt system. Shareholders should accordingly seek their own advice before paying or accepting such charge

Except in relation to transfers or agreements to transfer within clearance services that have made an election under Section 97A (1) of the Finance Act of 1986, no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer ReNew Global Shares or the Warrants within the facilities of The Depository Trust Company, or “DTC”.

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

Material India Tax Considerations

The following is a summary of the material Indian income tax consequences of the purchase, ownership and disposal of the ReNew Global Shares for non- resident investors of the ReNew Global Shares. The summary only addresses the tax consequences for non-resident investors who hold the ReNew Global Shares as capital assets and does not address the tax consequences which may be relevant to other classes of non- resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on the ITA and relevant interpretations thereof as are in force as of the date of this Report.

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

Residence

For the purpose of the ITA, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four (4) years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin who being outside India visits India and does not have India sourced income of more than Rs. 1,500,000 in the relevant year. The 60 days period shall be read as 120 days in the case of a citizen of India or a person of India origin living who being outside India comes on visit to India and has India sourced income of more than Rs. 1,500,000 in the relevant year. A company is considered to be resident in India if it is incorporated in India or (ii) its POEM is in India. Comprehensive guidelines for determination of POEM have been issued by the Indian Income Tax department, the Indian Income Tax department has further clarified that guidelines regarding POEM shall not be applicable to companies having turnover or gross receipts of Rs. 500 million or less in a financial year. Individuals and companies who are not residents of India based on the above-mentioned criteria are treated as non-residents.

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

Accordingly, the shareholders of ReNew Global who are non-residents of India will be subject to tax in India at the time of transfer of shares in ReNew Global if ReNew Global derives substantial value from the assets located in India unless the relevant shareholder is eligible for the exemption as discussed above under the ITA or the applicable tax treaty. As on the date of the Exchange, ReNew Global derives substantial value from India. ReNew Global Shares will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of ReNew Global Shares by the non-resident shareholder is taxable at the rate of 10.0% plus applicable surcharge and education cess (Union Budget 2024-25 has proposed to change this rate to 12.5% plus applicable surcharge and cess with effect from 23 July 2024); short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company, Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024) plus applicable surcharge and education cess. The buyer of ReNew Global Shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

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

Taxation of Sale of the Equity Shares

Sale of equity shares held by ReNew Global in an Indian company held as capital asset shall be subject to capital gains tax in India. Capital gains accruing to ReNew Global on the sale of unlisted equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, shall be taxed at the rate of 10.0% plus surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 12.5% plus applicable surcharge and cess with effect from 23 July 2024) where the shares have been held for a period of more than 24 months otherwise at the rate of 40.0% plus surcharge and cess (Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024). The buyer of such shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

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

Capital Losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the ITA. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the long -term capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

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

It has been proposed by Union Budget 2024-25 that with effect from 1 October 2024, pay-out on buy-back of shares by Indian company shall be treated as deemed dividend and shall be chargeable to tax in the hands of the recipient shareholder at applicable tax rate. On extinguishment of such shares on buy-back, the capital loss generated towards of cost of acquisition of such shares shall be allowed to the shareholder for set-off against capital gains. Accordingly, proceeds received by ReNew Global on buy back of its shares held in the Indian company by the Indian company would be taxable at the rate of 20% plus applicable surcharge and cess.

Effects of the Business Combination

The ITA provides that profits and gains arising from the transfer of a capital asset shall be charged to tax as income under the head capital gains in the year in which transfer takes place. Transfer has been defined, inter alia, to include sale or exchange of an asset. Transfer of shares of the Indian company to ReNew Global shall be subject to capital gains tax in the hands of the shareholders of the Indian company who will be transferring such shares under the provisions of the ITA. To the extent such shareholders are Indian residents, ReNew Global shall not be required to withhold tax on transfer of shares of the Indian Company to ReNew Global. In case of non-residents from an Indian perspective, ReNew Global shall have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury. The above-mentioned capital gains tax implications in the hands of the non-resident shareholders under the ITA may be subject to tax treaty benefit, if any, under the relevant tax treaty between India and the country of residence of relevant non -resident shareholder transferring shares of such Indian company. Therefore, to the extent the non- resident shareholders transferring the shares in the Indian company are tax residents of a jurisdiction where under the applicable tax treaty, capital gains are not taxable in India, ReNew Global shall not be required to withhold taxes on the transfer of shares of the Indian company to ReNew Global.

Shares of the unlisted Indian company will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of such shares by non -residents shall be taxable at the rate of 10.0% plus applicable surcharge and education cess (Union Budget 2024-25 has proposed to increase this rate to 12.5% with effect from 23 July 2024); short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company, Union Budget 2024-25 has proposed to change this rate to 35% plus applicable surcharge and cess with effect from 1 April 2024) plus applicable surcharge and education cess.

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

Stamp Duty

An Indian company issuing equity shares is required to pay stamp duty in accordance with the applicable state/ union territory specific Indian stamp duty law. A sale of equity shares of an Indian company by a shareholder, either physically or in dematerialised mode, will be subject to Indian stamp duty at the rate of: (a) 0.015% of the market value of equity shares if the transfer of equity shares is on delivery basis; and (b) 0.003% of the market value of equity shares if the transfer of equity shares is on non-delivery basis. As per the Indian stamp duty law, such duty is required to be borne by the transferor of the equity shares.

Tax Credit

A non -resident investor may be entitled to a tax credit with respect to any withholding tax paid by the Indian company or any other person for such non-resident investor’s account in accordance with the applicable laws of the applicable jurisdiction.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See Note 45 to our audited consolidated financial statements included in this Report for disclosures on financial instruments and market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of securities holders.

Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

As required by Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act, management, including our Group’s Chief Executive Officer and our Group’s Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Group’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on their evaluation as of March 31, 2024, our Group’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act were effective as at March 31, 2024.

(b)
Management’s Annual Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Group’s Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting is supported by written policies and procedures that:

•
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•
provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our Management recognises that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. Based on this assessment, management concluded that the internal control over financial reporting were effective as of March 31, 2024.

Remediation of Material Weakness

Our Management had identified that there were material weaknesses in its internal control over financial reporting for Fiscal 2023 due to: delayed performance of review controls and absence of adequate evidence with respect to operation of review controls, including those related to significant estimates and financial statement close process, such as control attributes, the precision levels applied, and completeness and accuracy of data and reports used; and inadequate segregation of duties for recording and review of manual journal entries.

During the course of the year, we have implemented several steps to remediate the material weaknesses described in this Item 15 and to enhance our overall control environment. The remediation steps included: -

•
The application control for the review and approval of manual journal entries implemented, subsequent to March 31, 2023.The Management continues to monitor the operating effectiveness of this control;
•
Adoption of relevant policies and procedures to strengthen discipline with respective process owners, and monitoring of the results by increasing the periodicity of meetings, reporting and other governance mechanisms;
•
Provided additional training to the process owners for the timely performance of the control activities and retaining the evidence including evidence of completeness and accuracy of data and reports used to ensure performance of control activities; and
•
For validation of the above remediation process by Management, the assistance of external professional firm(s) was taken and feedback provided on any control enhancements were incorporated.

As a result of the above, certain new controls were implemented, and certain existing controls were modified including requirement to maintain additional evidences to support the existing controls. On the basis of the same, our management concluded that the material weaknesses in internal control over financial reporting for Fiscal 2023 were successfully remediated as of March 31, 2024.

The effectiveness of our internal control over financial reporting as at March 31, 2024 has been audited by S.R. Batliboi & Co. LLP, an independent registered public accounting firm, as stated in its report which is reproduced in its entirety in Item 15(c) below.

(c)
Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on Internal Control Over Financial Reporting

We have audited ReNew Energy Global Plc’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, ReNew Energy Global Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes and our audit report dated July 30, 2024 expressed an unqualified opinion thereon.

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

/s/ S.R. Batliboi & Co. LLP

Gurugram, India

July 30, 2024

d. Changes in Internal controls over Financial Reporting

Our Management has evaluated, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified in the previous year, management has concluded that no such changes have occurred in fiscal year 2024.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in the years ended March 31, 2023 and 2024.

	For the year ended March 31,
Particulars	2023	2024	2024
	(Rs. in millions)		(US$ in millions)
Audit fees (audit and review of financial statements)	112	142	2
Audit-related fees (including other miscellaneous audit related certifications)	19	22	0
Tax fees (tax audit, other certifications and tax advisory services)	1	1	0
All other fees (advisory services)	4	3	0
Total	136	168	2

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Company Purchases of Class A Ordinary Shares from open market

At a general meeting held on August 20, 2021, our shareholders approved the forms of share repurchase contracts and counterparties with whom such contracts may be entered into for the purpose of making repurchases of our Class A Ordinary Shares. These approvals are valid for five years. On February 2, 2022, the Company’s Board of Directors approved the proposal to commence a share repurchase program of up to $250 million Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases. Thereafter, the company entered into an agreements with Credit Suisse Securities (USA) LLC and Mizuho Securities USA LLC, as our brokers (the “Brokers”) for the purchase, on a principal basis, of Class A Ordinary Shares, for subsequent sale and delivery to the Company. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time. Acquisitions for the share repurchase program are made at management’s discretion, at prevailing prices, subject to market conditions and other factors. Repurchases may be increased, decreased or discontinued at any time without prior notice. Shares repurchased under the plan are held as treasury shares.

Up to March 31, 2023, the Brokers had purchased 28,010,273 Class A Ordinary Shares (par value US$0.0001 each) from the open market for the purposes of the Share Repurchase Program for aggregate consideration of $179,695,085. During the year ended March 31, 2024, the Brokers purchased 10,688,015 Class A Ordinary Shares for an aggregate consideration of 59,543,536. As of March 31, 2024, we held 38,698,288 Class A Ordinary Shares as treasury shares, which were purchased in exchange for aggregate consideration of US$ 239,238,621. An overview of the repurchase of shares is provided below:

Month	Total number of Shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced repurchase plan	Maximum dollar value of shares that may yet be purchased under the plan
April	2,134,681	5.56	30,144,954	59,139,208

May	1,692,850	5.44	31,837,804	49,932,423
June	1,282,180	5.49	33,119,984	42,888,873
July	1,303,148	5.71	34,423,132	35,452,364
Aug	508,289	6.04	34,931,421	32,380,692
Sep	1,024,396	5.78	35,955,817	26,461,629
Oct	2,092,741	5.33	38,048,558	15,306,806
Nov	649,730	5.92	38,698,288	11,461,636
Total	10,688,015

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

Compensation Committee

Nasdaq rules require that a compensation committee comprises solely of independent directors governed by a compensation committee charter overseeing executive compensation. English law does not require us to have a compensation committee. Our Remuneration Committee currently consists of (i) three independent directors and (ii) one director appointed by a Shareholders Agreement Investor that has a director appointment right.

Nomination of Directors

Nasdaq rules require that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprising solely independent directors. English law does not require this of us. Our Nomination and Board Governance Committee currently consists of (i) three independent directors, (ii) one director appointed by a Shareholders Agreement Investor that has a director appointment right and (iii) the director appointed by the Founder Investors.

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

A “qualifying person” means (a) an individual who is a member of the Company, (b) a person authorised to act as the representative of a corporation in relation to the meeting, or (c) a person appointed as a proxy of a member in relation to the meeting, or if that person is a corporation, the authorised representative of the corporation in relation to the meeting.

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

In addition, subject to certain limited exceptions, the U.K. Companies Act provides shareholders with pre-emption rights when new ordinary shares in the Company are allotted (or rights to subscribe for, or to convert securities into, such ordinary shares are granted, or such ordinary shares held as treasury shares are sold) wholly for cash. However, it is possible for these pre-emption rights to be disapplied by the ReNew Global Articles or special resolution of shareholders (being a resolution passed by at least 75% of the votes cast). Such a disapplication of pre-emption rights cannot apply for longer than the duration of the authority to allot shares to which it relates.

Pursuant to a resolution approved by the shareholders of the company on August 20, 2021, the Board has authority to allot (or grant rights to subscribe) shares in the Company, in respect of which shareholders’ statutory pre-emption rights have been disapplied, for five-year period i.e. until August 20, 2026. This included an authority to grant awards under the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan in respect of an aggregate nominal value up to US$ 6,503.02 (equivalent to 65,030,200 Shares). At our 2023 annual general meeting held on September 12, 2023, our shareholders passed resolution authorizing our directors for increasing the nominal value to which it applies by US$ 2,296.98 (equivalent to 22,969,800 Shares) to a revised limit of up to US$ 8,800.00 (equivalent to 88,000,000 Shares) and expires on the fifth anniversary of the date on which the resolution is passed to refresh this allotment authority to reflect the increase in the share limits under the Company’s incentive award i.e. until September 12, 2028.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which governs the purchase, sale and other disposition of our securities by our directors, senior management and employees. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Rules applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

We are committed to safeguarding data related to our customers, partners, and employees and have adopted processes and practices to assess, identify and manage cybersecurity risks.

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes a cybersecurity defence system, a monitoring program on our corporate network and connections with any third-party service providers, ongoing evaluation of our security measures by internal and external resources, a cybersecurity crisis management plan that includes procedures for responding to cybersecurity incidents and regular cybersecurity awareness training sessions for our employees.

Our cybersecurity team is responsible for monitoring our applications, platforms, and infrastructure, and identifying and responding to potential security issues, including emerging cybersecurity threats. We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. We also engage third parties, where appropriate, to assess, test or otherwise assist with aspects of our security controls, such as for penetration test services, on-site security maintenance services and cloud-based security services.

As of the date of this Annual Report, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our Board is responsible for overseeing management’s implementation of our cybersecurity risk management program, including the effectiveness of the process and measures adopted by our company to manage risks related to cybersecurity. Our Board and our audit committee also receive periodic updates on our cybersecurity risk management program from our senior management and our cybersecurity team, including on material cybersecurity incidents, incident analyses and strategic recommendations.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, while our cybersecurity team is responsible for aligning our cybersecurity risk management program with our overall security strategy, monitoring potential cybersecurity risks and developing and implementing comprehensive risk prevention, detection, mitigation and remediation measures. Our cybersecurity team is led by our Head of Cybersecurity and overseen by our Head of Digital. Our Head of Cybersecurity has over 17 years of experience in various technology roles. Our Head of Digital holds a B.E. from University of Rajasthan, specializing in computer science, and has over 21 years of experience in technology and cybersecurity. Our Head of Digital and Head of Cybersecurity each have extensive experience in risk assessment, secure software development, security governance and incident management. Other members of our cybersecurity team have diverse expertise in areas such as threat intelligence, incident response and secure software development.

Our cybersecurity measures include:

•
Monitoring and reporting: We monitor our IT environment using advanced security tools that generate real-time alerts and detailed reports. These security tools include intrusion detection systems, security information and event management systems, and endpoint protection solutions.
•
Threat intelligence and external collaboration: We leverage threat intelligence from governmental, public, and private sources, as well as insights from external consultants, to monitor emerging threats. Such information is integrated into our security processes to enhance our detection and response capabilities.
•
Incident response and mitigation: Our incident response team handles security incidents through well-defined response procedures that include identification, containment, eradication, recovery and post-incident analysis. We conduct regular drills and simulations to assess our ability to adapt to various types of cyber incidents.
•
Layered defence and security initiatives: We employ a defence-in-depth strategy that includes multiple layers of security controls across our IT environment, including firewalls, EDR (Endpoint Detection & Response) software, multi-factor authentication and secure network segmentation, to mitigate against potential security threats. We also regularly update our security policies, implement ongoing training for our employees and invest in advanced security technologies.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to section titled “Financial Statements” Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report, together with the report of the independent registered public accounting firm:

•
Consolidated statement of financial position as of March 31, 2023 and 2024.
•
Consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2022, 2023 and 2024.
•
Consolidated statement of changes in equity for the years ended March 31, 2022, 2023 and 2024.
•
Consolidated statement of cash flows for the years ended March 31, 2022, 2023 and 2024.
•
Notes to the consolidated financial statements.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the U.K. Companies Act. Statutory accounts for the year ended March 31, 2024 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the year ended March 31, 2023 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the Companies Act 2006.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description
2.1†	Specimen ReNew Global Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).
2.2†	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).
2.3†

Warrant Agreement, dated December 9, 2020, by and between Continental Stock Transfer & Trust Company and RMG II (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).

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

3.1†

A&R Articles of Association of ReNew Global adopted on August 23, 2021, as amended on September 12, 2023 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on September 12, 2023 (file no. 001-40752))

3.2†

Description of rights of each class of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 20-F filed on July 31, 2023 (file no. 001-40752))

4.1†	ReNew Global’s Shareholders Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).
4.2†

Registration Rights, Coordination and Put Option Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).

4.3†

Deed of Novation and Adherence pursuant to which RMG has assigned its right and novated its obligations under the shareholders agreement its obligations under the Agreement to MKC Investments, LLC (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on March 14, 2022 (file no. 001-40752)).

4.4†

Service Agreement between ReNew Global and Sumant Sinha dated August 23, 2021 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).

4.5†

Amendment to the Service Agreement between ReNew Global and Sumant Sinha dated July 11, 2022 (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed on July 25, 2022 (file no. 001-40752)).

4.6†

Form of the Indemnification Agreement between ReNew Global and each director and executive officer of ReNew Global (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).

4.7†

Form of the Employment Agreement with executive officers other than Sumant Sinha (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on September 21, 2021 (file no. 333-259706)).

4.8†	Non-Employee 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the S-8 filed on 5 October, 2023 (file no. 333-274877)).
4.9†	2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the S-8 filed on 5 October, 2023 (file no. 333-274877)).
4.10†

2024 Notes: Indenture and supplemental indentures of Kanak Renewables Limited, Rajat Renewables Limited, ReNew Clean Energy Private Limited, ReNew Saur Urja Private Limited, ReNew Solar Energy (Telangana) Private Limited, ReNew Wind Energy (Budh 3) Private Limited, ReNew Wind Energy (Devgarh) Private Limited and ReNew Wind Energy (Rajasthan 3) Private Limited dated March 12, 2019, March 26, 2019 and October 3, 2019 for the $525,000,000 aggregate principal amount of 6.67% Senior Secured Notes due March 12, 2024 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-259706)).

4.11†

2027 Notes: Indenture of ReNew India dated January 29, 2020 for the $450,000,000 aggregate principal amount of 5.875% Senior Secured Notes due March 5, 2027 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-259706)).

4.12†

2027 NCDs: Debenture trust deeds of Bhumi Prakash Private Limited, Bidwal Renewable Private Limited, Pugalur Renewable Private Limited, ReNew Wind Energy (AP) Private Limited, ReNew Wind Energy (AP 3) Private Limited, ReNew Wind Energy (Maharashtra) Private Limited, ReNew Wind Energy (MP Three) Private Limited, ReNew Wind Energy (Rajasthan Four) Private Limited, Shruti Power Projects Private Limited, Tarun Kiran Bhoomi Private Limited and Zemira Renewable Energy Limited dated October 29, 2020 for the Rs. 23,910,550,000 aggregate principal amounts of 8.458% Senior Secured Non-Convertible Debentures due October 29, 2027. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-259706)).

4.13†

2030 Notes: Debenture trust deeds of ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited dated March 25, 2021 for the Rs. 33,700,500,000 aggregate principal amounts of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed September 21, 2021 (file no.333-259706)).

4.14†

2028 Notes: Indenture and supplemental indenture of ReNew Wind Energy (AP 2) Private Limited, Ostro Jaisalmer Private Limited, Ostro Urja Wind Private Limited, Ostro Madhya Wind Private Limited, Badoni Power Private Limited, AVP Powerinfra Private Limited, Prathamesh Solarfarms Limited, Ostro Anantapur Private Limited, Ostro Mahawind Power Private Limited and ReNew Wind Energy Delhi Private Limited dated April 14, 2021 and May 7, 2021 for the $585,000,000 aggregate principal amount of 4.50% Senior Secured Notes due July 14, 2028. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed September 21, 2021 (file no. 333-259706)).

4.15†

2032 Notes: Trust Deed of Renew Power Private Limited for the $ 400,000,000 aggregate principal amount of 4.56% Notes due January 18, 2032 (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F filed on July 25, 2022 (file no. 001-40752).

4.16†

2026 Notes: Indenture of Diamond II Limited dated April 28, 2023 for the $400,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026 (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed on July 31, 2023 (file no. 001-40752).

4.17†

Amendment to ReNew Global’s Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023) (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed on July 31, 2023 (file no. 001-40752).

4.18†

Standstill Agreement with Canada Pension Plan Investment Board dated July 24, 2023 (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed on July 31, 2023 (file no. 001-40752).

8.1*	List of significant subsidiaries of ReNew Global.
11.1*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1*	Compensation Clawback Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover page interactive Data File (embedded within the inline XBRL Document)

† Previously filed

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Date: July 30, 2024	ReNew Energy Global Plc

	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ReNew Energy Global Plc (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 30, 2024, expressed an unqualified opinion thereon.

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

Impairment of Goodwill for Ostro group
Description of the Matter

As described in notes 4.1(o) and 6 to the consolidated financial statements, Company has goodwill which is allocated to the Company’s cash generating units (CGUs) or group of CGUs, which, if they contain goodwill, are tested at least annually for impairment by comparing the CGUs carrying amount to its recoverable amount, which is determined to be the higher of its fair value less costs of disposal and its value in use (VIU). When the carrying amount of a CGU exceeds the recoverable amount, the carrying amount is written down to the recoverable amount.

Auditing the Company’s annual impairment assessment of CGUs of the Ostro Energy group which included a goodwill of INR 9,903 million, was complex and highly judgmental due to the significant estimation and judgement required to determine the recoverable amount of group of CGUs, using discounted cash-flow models. In particular, the Company’s determination of the VIU was sensitive to significant assumptions, such as the Plant Load Factor (PLF), a measure of average capacity utilization of a power plant used in revenue projections, future operating and maintenance expenses and discount rates. These assumptions are forward-looking and are affected by future economic and market conditions as well as industry specific factors, like future wind speed.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment assessment process including controls over the determination of key inputs such as forecast of PLF used in determining revenue projections and future operating and maintenance expenses and discount rates applied to future cash flows.

To test the assumptions used for determining the VIU, our audit procedures included, among others, testing the Company's forecast of PLF used in determining revenue projections and future operating and maintenance expenses by comparing to historical Company trends and evaluated whether changes to these significant assumptions would impact the impairment conclusion. We also evaluated the scope, competency, and objectivity of the external specialists engaged by the Company to assist in determining future PLF and the related discount rates and computation of VIU by considering the scope of work that they were engaged to perform, their professional qualifications, experience, use of industry accepted methodology and remuneration structure. We also engaged our valuation specialists to assist us in evaluating the methodology used and discount rate applied to calculate the recoverable value including performing sensitivity analyses on such key inputs. We also evaluated the adequacy of the Company’s disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011.

Gurugram, India

July 30, 2024

ReNew Energy Global Plc 0 0 0

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2023(1)	2024	2024
		(INR)	(INR)	(USD) (refer Note 2.2)
Assets
Non-current assets
Property, plant and equipment	5	538,355	678,600	8,143
Intangible assets	6	38,595	37,883	455
Right of use assets	7	10,618	12,898	155
Investment in jointly controlled entities	8	3,007	2,862	34
Trade receivables	9	9,072	8,087	97
Investments	10	466	823	10
Other financial assets	11	6,473	6,800	82
Deferred tax assets (net)	12	4,645	5,556	67
Tax assets		5,776	8,172	98
Contract assets	53	7,139	1,500	18
Other non-financial assets	13	12,481	6,317	76
Total non-current assets		636,627	769,498	9,233

Current assets
Inventories	14	1,194	1,689	20
Trade receivables	9	21,615	13,769	165
Investments	10	460	1,502	18
Cash and cash equivalents	15	38,182	27,021	324
Bank balances other than cash and cash equivalents	15	37,837	50,706	608
Other financial assets	11	6,268	4,671	56
Contract assets	53	572	216	3
Other non-financial assets	13	3,675	4,863	58
		109,803	104,437	1,253
Assets held for sale	35	64	—	—
Total current assets		109,867	104,437	1,253

Total assets		746,494	873,935	10,486

Equity and liabilities

Equity
Issued capital	16	4,808	4,808	58
Share premium	16	154,136	154,153	1,850
Retained losses	17A	(53,610)	(56,433)	(677)
Other components of equity	17B	1,518	2,689	32

Equity attributable to equity holders of the parent		106,852	105,217	1,262
Non-controlling interests		11,548	16,480	198
Total equity		118,400	121,697	1,460

Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	18	467,293	565,861	6,790
Lease liabilities	19	5,471	7,477	90
Other financial liabilities	20	6,678	7,011	84
Provisions	22	16,859	10,508	126
Deferred tax liabilities (net)	12	15,454	18,705	224
Other non-financial liabilities	21	413	632	8
Total non-current liabilities		512,168	610,194	7,322

Current liabilities
Interest-bearing loans and borrowings
- Principal portion	23	63,114	81,455	977
- Interest accrued		3,212	2,957	35
Lease liabilities	19	698	868	10
Trade payables	24	6,118	9,094	109
Other financial liabilities	20	38,101	42,571	511
Tax liabilities (net)		284	429	5
Other non-financial liabilities	21	4,399	4,670	56
		115,926	142,044	1,704
Liabilities directly associated with the assets held for sale	35	—	—	—
Total current liabilities		115,926	142,044	1,704
Total liabilities		628,094	752,238	9,026
Total equity and liabilities		746,494	873,935	10,486
Summary of material accounting policies	4.1

(1) refer Note 2.4 for changes in presentation and disclosure made by the Group

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2022	2023	2024	2024
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Income
Revenue	25	59,349	78,223	81,319	976
Other operating income	26	2,694	1,105	629	8
Late payment surcharge from customers	27	—	1,134	1,451	17
Finance income and fair value change in derivative instruments	28	2,013	2,910	5,272	63
Other income	29	5,139	4,581	7,309	88
Change in fair value of warrants	39	—	1,356	551	7
Total income		69,195	89,309	96,531	1,158

Expenses
Raw materials and consumables used (refer Note 53)		324	6,956	3,844	46
Employee benefits expense	30	4,501	4,413	4,467	54
Depreciation and amortisation	31	13,764	15,901	17,583	211
Other expenses	32	9,925	13,636	14,834	178
Finance costs and fair value change in derivative instruments	33	41,712	50,966	47,506	570
Change in fair value of warrants	39	690	—	—	—
Listing and related expenses	51	10,512	—	—	—
Total expenses		81,428	91,872	88,234	1,059

Profit / (loss) before share of (loss) / profit of jointly controlled entities and tax		(12,233)	(2,563)	8,297	100

Share of (loss) / profit of jointly controlled entities	50	—	93	(155)	(2)

Profit / (loss) before tax		(12,233)	(2,470)	8,142	98
Income tax expense	12C
Current tax		1,098	966	981	12
Deferred tax		2,797	1,593	3,014	36

Profit / (loss) for the year (a)		(16,128)	(5,029)	4,147	50

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):

Net (loss) / gain on cash flow hedges
Net (loss) / gain on cash flow hedge reserve		4,201	1,487	(2,340)	(28)
Net loss on cost of hedge reserve		(1,385)	(377)	(491)	(6)
Total net (loss) / gain on cash flow hedges		2,816	1,110	(2,831)	(34)
Income tax effect		750	(249)	626	8
		3,566	861	(2,205)	(26)
Exchange differences on translation of foreign operations		191	345	(68)	(1)
		191	345	(68)	(1)
Net other comprehensive (loss) / income that may be reclassified to profit or loss in subsequent periods (b)		3,758	1,206	(2,273)	(27)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement (loss) / gain of defined benefit plan		9	3	(18)	(0)
Income tax effect		(3)	(1)	4	0
Net other comprehensive (loss) / income that will not be reclassified to profit or loss in subsequent periods (c)		6	2	(14)	(0)
Other comprehensive (loss) / income for the year, net of tax (d) = (b) + (c)		3,763	1,208	(2,287)	(27)

Total comprehensive income / (loss) for the year, net of tax (a) + (d)		(12,365)	(3,821)	1,860	22

Profit / (loss) attributable to:
Equity holders of the parent		(16,077)	(4,817)	3,404	41
Non-controlling interests		(51)	(212)	743	9
		(16,128)	(5,029)	4,147	50

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		(12,700)	(3,760)	1,246	15
Non-controlling interests		335	(61)	614	7
		(12,365)	(3,821)	1,860	22

Earning / (loss) per share	34
Basic earning / (loss) attributable to ordinary equity holders of the Parent (in absolute INR and USD)		(40.82)	(12.32)	9.94	0.12
Diluted earning / (loss) attributable to ordinary equity holders of the Parent (in absolute INR and USD)		(40.82)	(12.32)	9.92	0.12

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
As at April 1, 2021	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745
Loss for the year	—	—	—	—	(16,077)	—	—	—	(16,077)	(51)	(16,128)
Other comprehensive income / (loss) for the year	—	—	3,180	—	6	—	—	191	3,377	386	3,763
Total comprehensive income / (loss)	—	—	3,180	—	(16,071)	—	—	191	(12,700)	335	(12,365)
Share-based payment expense (refer Note 38)	—	—	—	2,505	—	—	—	—	2,505	—	2,505
Repurchase of vested stock options (refer Note 38)	—	—	—	(24)	(65)	—	—	—	(89)	—	(89)
Amount utilised on exercise of stock options	—	—	—	(85)	—	—	—	—	(85)	—	(85)
Shares issued by subsidiaries	—	—	—	—	1	—	—	—	1	916	917
Disposal of subsidiary (refer Note 35)	—	—	—	—	—	—	—	—	—	15	15
Acquisition of non-controlling interest	—	—	—	—		(5,618)	—	—	(5,618)	(4,247)	(9,865)
Shares issued by RPL*	456	27,486	—	—	—	—	—	—	27,942	—	27,942
Shares issued (refer Note 16)	0	9,149	—	—	—	—	—	—	9,149	—	9,149
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	135	—	(135)	—	—	—	—
Adjustments / impact pursuant to the Transaction (refer note 51(a))
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares)	1,050	72,605	—	—	—	—	—	—	73,655	—	73,655
- Distribution / cash paid to RPL’s equity holders	—	—	—	—	(19,609)	—	—	—	(19,609)	—	(19,609)
- Recognition of non-controlling interests	(497)	(13,226)	716	(117)	214	(5)	(188)	—	(13,103)	13,103	—
Allocation of other equity to non controlling interest	—	—	—	—	—	1	(23)	—	(22)	22	—
Shares pending cancellation (refer Note 16)	(0)	—	—	—	(997)	—	—	—	(997)	—	(997)
Effect of approved capital reduction (refer Note 16)		(9,128)			9,128				—		—
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	(4,667)	—	—	—	(4,667)	(4,878)	(9,545)
As at March 31, 2022 (INR)	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373

As at April 1, 2022	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373
Loss for the year	—	—	—	—	(4,817)	—	—	—	(4,817)	(212)	(5,029)
Other comprehensive income / (loss)	—	—	710	—	2	—	—	345	1,057	151	1,208
Total comprehensive income / (loss)	—	—	710	—	(4,815)	—	—	345	(3,760)	(61)	(3,821)
Shares issued during the year	0	85	—	(70)	—	—	—	—	15	—	15
Share-based payment expense (refer Note 38)	—	—	—	2,512	—	—	—	—	2,512	—	2,512
Equity component of debentures and shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	5,007	5,007
Acquisition of interest by non-controlling interest in subsidiaries	—	—	—	—	(31)	—	—	—	(31)	31	—
Acquisition of non controlling interest	—	—	—	—	—	76	—	—	76	(1,419)	(1,343)
Allocation of other equity to non controlling interest	—	—	—	—	15	—	50	1	66	(66)	—
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	106	—	(106)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	—	—	—	—	(13,499)	—	—	—	(13,499)	—	(13,499)
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	3,034	—	—	—	3,034	122	3,156
As at March 31, 2023	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400

As at April 1, 2023	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400
Profit for the year	—	—	—	—	3,404	—	—	—	3,404	743	4,147
Other comprehensive income / (loss) for the year	—	—	(2,076)	—	(14)	—	—	(68)	(2,158)	(129)	(2,287)
Total comprehensive income / (loss)	—	—	(2,076)	—	3,390	—	—	(68)	1,246	614	1,860
Shares issued during the year (refer Note 16)	0	17	—	(15)	—	—	—	—	2	—	2
Share-based payment expense (refer Note 38)	—	—	—	2,278	—	—	—	—	2,278	—	2,278
Equity component of debentures and shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	4,767	4,767
Acquisition of interest by non-controlling interest in subsidiaries	—	—	—	—	30	—	—	—	30	(30)	—
Acquisition of non controlling interest	—	—	—	—	—	252	—	—	252	(237)	15
Allocation of other equity to non controlling interest	—	—	—	—	58	(17)	0	(5)	36	(36)	—
Amount transferred to the carrying amount of property, plant and equipment (net of tax)	—	—	827	—	—	—	—	—	827	—	827
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	5	—	(5)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	—	—	—	—	(4,926)	—	—	—	(4,926)	—	(4,926)
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	(1,380)	—	—	—	(1,380)	(146)	(1,526)
As at March 31, 2024 (INR)	4,808	154,153	(1,867)	8,149	(56,433)	(5,262)	1,195	474	105,217	16,480	121,697
As at March 31, 2024 (USD) (refer Note 2.2)	58	1,850	(22)	98	(677)	(63)	14	6	1,262	198	1,460

# includes cash flow hedge reserve and cost of hedge reserve

* includes compulsorily convertible preference shares converted to equity shares

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from operating activities
Profit / (loss) before tax	(12,233)	(2,470)	8,142	98
Adjustments to reconcile profit/ (loss) before tax to net cash flows:
Finance costs	41,088	50,098	46,762	561
Depreciation and amortisation	13,764	15,901	17,583	211
Change in fair value of warrants	690	(1,356)	(551)	(7)
Gain on disposal of subsidiaries (net)	(214)	—	(3,659)	(44)
Share based payments	2,410	1,966	1,653	20
Listing and related expenses	7,617	—	—	—
Interest income	(2,013)	(2,771)	(5,121)	(61)
Others	(312)	516	2,256	27

Working capital adjustments:
Decrease / (increase) in trade receivables and contract assets	(9,732)	6,899	3,867	46
Increase in inventories	(59)	(1,040)	(755)	(9)
(Increase) / decrease in other assets	990	(1,491)	(1,445)	(17)
Increase in trade payables and other liabilities	3,481	1,404	3,493	42
Cash generated from operations	45,477	67,656	72,225	867
Income tax paid (net)	(3,087)	(2,084)	(3,294)	(40)

Net cash generated from operating activities (a)	42,390	65,572	68,931	827

Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(89,830)	(86,364)	(153,839)	(1,846)
Sale of property, plant and equipment	134	56	1	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(309,114)	(254,577)	(443,704)	(5,324)
Redemption of deposits having residual maturity more than 3 months and mutual funds	284,344	267,335	426,706	5,120
Deferred consideration received	—	19	1,120	13
Disposal of subsidiaries, net of cash disposed (refer Note 35)	4,765	—	5,741	69
Acquisition of subsidiaries, net of cash acquired	(15,929)	(90)	—	—
Purchase consideration paid	—	(30)	(1,638)	(20)
Government grant received	74	—	—	—
Interest received	1,759	2,092	3,606	43
Loans given	(950)	(55)	(228)	(3)
Investment in optionally convertible debentures	—	—	(112)	(1)
Investment in energy funds	—	(449)	(178)	(2)
Investment in jointly controlled entities (refer Note 50(a))	—	(2,915)	(10)	(0)
Net cash used in investing activities (b)	(124,747)	(74,978)	(162,535)	(1,950)

Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	67,978	—	—	—
Shares issued during the year	21	14	17	0
Distribution / cash paid to RPL’s equity holders (refer Note 51(a))	(19,609)	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	(1,315)	(13,276)	(4,819)	(58)
Acquisition of interest by non-controlling interest in subsidiaries	1,450	—	—	—
Payment for acquisition of interest from non-controlling interest	(737)	(37)	(237)	(3)
Payment of lease liabilities (including payment of interest expense) (refer Note 37)	(295)	(534)	(588)	(7)
Payment made for repurchase of vested stock options	(610)	—	—	—
Proceeds from shares and debentures issued by subsidiaries#	—	17,758	7,608	91
Put options exercised during the year (refer Note 41)	—	(980)	(1,000)	(12)
Proceeds from interest-bearing loans and borrowings	290,949	246,572	413,976	4,967
Repayment of interest-bearing loans and borrowings	(213,241)	(187,661)	(280,350)	(3,364)
Interest paid (including settlement gain / loss on derivative instruments)*	(34,553)	(42,743)	(52,190)	(626)
Net cash generated from financing activities (c)	90,038	19,113	82,417	989

Net decrease in cash and cash equivalents (a) + (b) + (c)	7,681	9,707	(11,187)	(134)
Cash and cash equivalents at the beginning of the year	20,679	28,379	38,182	458
Effects of exchange rate changes on cash and cash equivalents	19	96	26	0

Cash and cash equivalents at the end of the year	28,379	38,182	27,021	324

Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0
Balances with banks:
- On current accounts	27,359	14,500	11,466	138
- Deposits with original maturity of less than 3 months	1,020	23,681	15,555	187

Total cash and cash equivalents (refer Note 15)	28,379	38,182	27,021	324

# includes INR 4,478 (March 31, 2023: INR 15,331) that represents proceeds from debentures issued by subsdiaries during the year ended March 31, 2024.

* includes INR 9,853 (March 31, 2023: INR 4,437) that has been capitalised.

Changes in liabilities arising from financing activities

	As at	Cash	Other	As at
Particulars	April 1, 2023	flows (net)	changes*	March 31, 2024
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	487,884	133,649	(25,869)	595,664
Short term interest-bearing loans and borrowings	42,523	15,307	(6,178)	51,652
Total liabilities from financing activities	530,407	148,956	(32,047)	647,316

	As at	Cash	Other	As at
Particulars	April 1, 2022	flows (net)	changes*	March 31, 2023
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	429,775	46,467	11,642	487,884
Short term interest-bearing loans and borrowings	14,485	27,775	263	42,523
Total liabilities from financing activities	444,260	74,242	11,905	530,407

	As at	Cash	Other	As at
Particulars	April 1, 2021	flows (net)	changes*	March 31, 2022
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	365,590	83,392	(19,207)	429,775
Short term interest-bearing loans and borrowings	10,643	(5,684)	9,526	14,485
Total liabilities from financing activities	376,233	77,708	(9,681)	444,260

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

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

1.
Corporate information

ReNew Energy Global Plc (the Company or Parent) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, United Kingdom. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company's Board of Directors on July 29, 2024.

ReNew Private Limited (RPL), (formerly known as 'ReNew Power Private Limited') is a private limited company domiciled and incorporated in India. The registered office of RPL is located at 138, Ansal Chamber - II Bhikaji Cama Place, New Delhi - 110066. The Group carries out business activities relating to generation of power through non-conventional and renewable energy sources through RPL and its subsidiaries primarily in India.

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

ReNew Power Global Merger Sub (Merger Sub) was a Cayman Islands exempted company, wholly owned by the Company.

Details of Business Combination Agreement (BCA) and consequent listing of ReNew Energy Global Plc on NASDAQ

On February 24, 2021, RPL with a purpose of listing on NASDAQ through special purpose acquisition company route (SPAC) had entered into a BCA with (i) RMG II, (ii) Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, (iii) the Company (iv) Merger Sub and (v) certain shareholders of RPL.

Pursuant to the terms of the BCA, (i) Merger Sub merged with and into RMG II, with RMG II surviving through transfer of RMG II shares in exchange for the issuance of shares of the Company and (ii) certain shareholders of RPL transferred and the Company acquired, RPL shares in exchange for the issuance of shares of the Company and/or the payment of cash to the certain shareholders of RPL (the "Transaction").

On August 23, 2021, on successful completion of above Transaction, the Company was listed on the NASDAQ. The Company acquired approximately 90% and 100% of shareholding of RPL and RMG II from their existing shareholders, respectively. Consequently, RMG II and RPL became subsidiaries of the Company. The trading of the Company's shares commenced with effect from August 24, 2021 on the NASDAQ under symbol "RNW". Information on this transaction is provided in Note 51(a). The consolidated financial statements for the period April 1, 2021 to August 23, 2021 include financial data pertaining only to RPL and its subsidiaries.
2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Group has prepared the conslidated financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below, and were in all material aspects were consistently applied to all periods presented unless otherwise stated (refer Note 2.4). Refer Note 4.2.1 for new and amended standards and interpretations adopted by the Group.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The consolidated financial statements have been prepared on a historical cost basis, except for the following assets and liabilities which have been measured at fair value:

- Financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

- Equity-settled share based payments measured at fair value on grant date

- Share warrants

- Liability for put options with non-controlling interests (refer accounting policy below)

2.2 Convenience translation (unaudited)

The consolidated financial statements are presented in Indian Rupee (INR), the presentation currency of the Group. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2024 have been translated to U.S. Dollars (USD) at the exchange rate of INR 83.34 per USD 1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2024.

No representation is made that the Indian rupee amounts have been, could have been or could be converted into USD at such a rate or any other rate. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

2.3 Accounting policy for transaction referred in Note 1:

On completion of the Transaction referred in Note 1, the former shareholders of RPL become majority shareholders of the Company and have the ability to elect, appoint or remove a majority of the members of the governing body of the Company. There were no material assets or liabilities or operations in the Company prior to this transaction. RMG II is a non-operating entity that does not meet the definition of a business under IFRS 3 - Business combination. Therefore, for accounting purposes, RPL is deemed to be the accounting acquirer in the transaction. The transaction has been treated as a capital transaction equivalent to the issue of shares of RPL in exchange for the net monetary assets acquired and therefore, acquisition accounting does not apply.

Consequently, there was no goodwill or other intangible assets recorded, in accordance with IFRS. Any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree‘s identifiable net assets is considered to be payment for a service of a stock exchange listing and recognised as expenses under head “Listing and related expenses” in consolidated statement of profit or loss.

The consolidated financial statements of the Group represent the continuation of the pre-acquisition consolidated financial statements of RPL. The consolidated financial statements of the Group reflect:

(a) the assets and liabilities of the accounting acquirer recognised and measured at their pre-combination carrying amounts;

(b) the retained earnings and other equity balances of the accounting acquirer before this transaction, after adjusting amount attributable to non-controlling interest ('NCI') recognised;

(c) the amount recognised as issued capital and share premium is determined by adding the issued equity of the accounting acquirer outstanding immediately before the Transaction, after adjusting amount attributable to NCI recognised to the fair value consideration effectively transferred. The number and type of equity instruments pre-acquisition reflect the equity structure of RPL. Post the Transaction, the number and type of equity instruments issued, reflects the equity structure of the Company. Refer Note 34 for adjustment carried to number of equity instruments for computation of earnings per share.

(d) the non-controlling interest’s proportionate share of the accounting acquirer’s pre-combination carrying amounts of retained earnings and other equity interests;

(e) the statement of profit or loss and other comprehensive income for the current period reflects that of the accounting acquirer for the full period together with the post-acquisition results of the accounting acquiree.

The consolidated financial statements for the period April 1, 2021 to August 23, 2021 include financial data pertaining only to RPL and its subsidiaries.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

2. 4 Changes in presentation and disclosures

(a) The portion of the long-term interest-bearing loans and borrowings and interest accrued on borrowings, which was falling due for repayment within 12 months from the reporting date was previously being included and presented as part of ‘Current- other financial liabilities'. The Group has reassessed the presentation and disclosures of these items and concluded that including and presenting such liabilities as part of ‘Current- interest-bearing loans and borrowings’, which is also a part of the 'Current liabilities', would lead to a better presentation and understanding of the consolidated financial statements. Accordingly, the Group has included the portion of long-term interest bearing loans and borrowings and interest accrued on borrowings, which is falling due for repayment within 12 months from the reporting date, aggregating to INR 29,803 as at March 31, 2024 (March 31, 2023: INR 20,591; April 1, 2022: INR 56,046) under ‘short-term interest bearing loans and borrowings’ instead of ‘Other financial liabilities’, both of which are part of the main heading ‘Current liabilities’ and are financial liabilities.

(b) Besides the above, the management has re-evaluated presentation of certain items on the face of the consolidated financial statements and in notes, basis materiality considerations. Basis re-evaluation, it has presented certain items with relatively smaller amounts in notes instead of the face of the consolidated financial statement and certain items with immaterial amounts have been grouped in the notes under the same heading. The management believes these changes will help in reducing the information overload and improve the overall understanding of the consolidated financial statements, without obscuring any material information.

Since, both the above changes relate only to presentation and disclosures, they do not impact recognition and measurement of any of the items in the consolidated financial statements, and, consequentially, there is no impact on total equity and/ or profit / (loss) for the current or any of the earlier periods. Nor there is any impact on presentation of consolidated cash flow statement. All the changes pertain to change in line item/ grouping of immaterial items under the same sub-heading. Considering the nature of changes, the management believes that they do not have any material impact on the consolidated statement of financial position at the beginning of the comparative period and, therefore, there is no need for separate presentation of an additiional consolidated statement of financial position.

2. 5 Significant accounting judgments, estimates and assumptions

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

Estimates and assumptions

a) Impairment of goodwill for Ostro group of CGUs

The key assumptions used to determine the recoverable amount for the different CGUs or group of CGUs including the Ostro Group of CGUs where goodwill has been allocated are disclosed and further explained in Note 6. The impairment assessments are based on a range of estimates and assumptions, including future estimates of revenues, costs and discount rates as more fully described in the said Note 6.

Significant accounting judgements

Note 53(a) below describes accounting judgements applied with respect to the contracts entered for transmission projects under the Build, Own, Operate and Maintain (BOOM) model, where there has been a change of law in the current year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

2. 6 The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as "0" due to presentation in millions.

3.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2024. The Group controls an investee if and only if the Group has:

- Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

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

Profit or loss and each component of other comprehensive income ('OCI') are attributed to the equity holders of the parent of the Group and to the non-controlling interests ('NCI'), even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. The financial statements of all subsidiaries are prepared for the same reporting period as that of the Company for consolidation purposes.

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

Liability for put options with non-controlling interests

Liability for put option issued to non-controlling interests (NCI), to be settled in cash by the Company, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction. If the put option is exercised, the amount recognised as financial liability at that date is extinguished by the payment of the exercise price.

4.1.
Summary of material accounting policies

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements:

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

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the optional concentration test is not met, or the Group elects not to apply the test, the Group performs detailed assessment to determine whether an acquired set of activities and assets is a business.

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

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in statement of profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash generating unit (CGU) or group of CGUs to which goodwill has been allocated is tested for impairment annually on March 31, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

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

b)
Investment in jointly controlled entities (joint ventures)

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its joint venture are accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of (loss) / profit of jointly controlled entities’ in statement of profit or loss.

Upon loss of joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognised in statement of profit or loss.

Interests in joint operations

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

c)
Current versus non-current classification

The Group segregates assets and liabilities into current and non-current categories for presentation in the statement of financial position after considering its normal operating cycle and other criteria set out in IAS 1, “Presentation of financial statements”. For this purpose, current assets and liabilities include current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation / settlement in cash and cash equivalents. The Group has identified period upto twelve months as their operating cycle for classification of their current assets and liabilities.

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

This note summarises the accounting policy for determination of fair value. Other fair value related disclosures are given in the relevant notes as following:

•
Quantitative disclosures of fair value measurement hierarchy (refer Note 44)
•
Financial instruments (including those carried at amortised cost) (refer Note 43 and 44)
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

Sale of power

Revenue from supply of power is recognised over time because the customer simultaneously receives and consumes benefits on the supply of units generated from plant to the grid as per the terms of the Power Purchase Agreement (PPA) entered into with the customers.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration. There is only one performance obligation in the arrangement and therefore, allocation of transaction price is not required.

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

Revenue related to construction services under a service concession arrangement is recognised over time because the grantor controls as the asset as it is constructed by the Group. Operation or service revenue is recognised over time in the period in which the services are provided by the Group because the grantor simultaneously receives and consumes the benefits provided the Group. The total expected consideration is allocated to the performance obligations based on the relative stand-alone selling prices of the construction services and operation services, taking into account the significant financing component.

The Group recognises a contract asset for its right to receive consideration for the construction services and accounts for the significant financing component in the arrangement in accordance IFRS 15. Once it is established that Group has an unconditional right (other than that of the passing of time) to receive consideration for the construction services, the amounts due from the grantor are accounted for in accordance with IFRS 9, 'Financial Instruments' as receivables.

(ii)
Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer when that right is conditioned on something other than the passage of time. Contract assets are subject to impairment assessment.

Contract liabilities

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

Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (s) Financial instruments – initial recognition and subsequent measurement.

f)
Foreign currencies

The consolidated financial statements have been presented in INR, which is the Group's presentation currency as business activities of the Group are carried through RPL and its subsidiaries, whose functional currency is INR. The functional currency of the Company is USD as business activities of the Company are carried in USD.

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates and items included in the financial statements of each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the consolidated statement of profit or loss.

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

g)
Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognised outside profit or loss is recognised outside the statement of profit or loss (either in OCI or equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group reflects the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment. Current income tax assets and liabilities are offset if a legally enforceable right exists to set off these and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit or loss and (ii) and does not give rise to equal taxable and deductible temporary differences.

- In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, if the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit or loss and (ii) and does not give rise to equal taxable and deductible temporary differences.

- in respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

In situations where Group is entitled to a tax holiday under the Income-tax Act, 1961, enacted in India, no deferred tax (asset or liability) is recognised in respect of temporary differences which reverse during the tax holiday period. Deferred taxes in respect of temporary differences which reverse after the tax holiday period are recognised in the period in which the temporary differences originate. However, the Group restricts the recognition of deferred tax assets to the extent that it has become probable that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside statement of profit or loss (either in OCI or equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

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

h)
Government grants

Government grants is recognised where there is reasonable assurance that the grant will be received and all attached conditions will be compiled with. When the grant related to an expense item, it is recognised as other income on a systematic basis over the periods that related costs, for which it is intended to compensate, are expensed. When grant is related to an asset, it is recognised as income in equal amounts over the expected useful life of related asset.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group presents grants related to an expense item as income in the statement of profit or loss. The Group does not receive any material non- monetary asset as government grant.

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

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognised. Gains or losses arising from de-recognition of property, plant and equipment are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the statement of profit or loss when the asset is derecognised.

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

k)
Depreciation / amortisation of property, plant and equipment and intangible assets

Depreciation and amortisation are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Category	Life (in years)
Plant and equipment (solar rooftop projects)*	25 or terms of PPA, whichever is less (15-25)
Plant and equipment (solar power projects)*	35
Plant and equipment (wind power projects)*	30
Plant and equipment (hydro power projects)	25-45
Plant and equipment (transmission projects)*	50
Plant and equipment (others)	5-18
Office equipment	5
Furniture and fixture	10
Computers	3
Computer servers	6
Computer softwares	3-6
Other Intangible assets	5
Customer contracts	25
Development rights	25
Leasehold improvements	Useful life or lease term (5), whichever is lower
Building (Temporary structure)	3
Building (other than Temporary structure)	30

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

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

m)
Borrowing costs

Borrowing costs consist of interest, discount on issue, premium payable on redemption and other costs that an entity incurs in connection with the borrowing of funds (this cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs). The borrowing costs are amortised basis the Effective Interest Rate (EIR) method over the term of the loan.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period. The amount amortised for the period from disbursement of borrowed funds upto the date of capitalisation of the qualifying asset is added to the cost of qualifying assets. All other borrowing costs are recognised in statement of profit or loss under the head finance cost in the period in which they are incurred

To the extent, group borrows funds for general purpose and uses them for the purpose of obtaining a qualifying asset, the group determines the amount of borrowing costs eligible for capitalisation by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate used is weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In case any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

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

As a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned. When a contract includes both lease and non-lease component, the Group applies IFRS 15 to allocate the consideration under the contract to each component.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

o)
Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for a cash-generating unit (CGU) asset is required in case of CGU which includes Goodwill, the Group estimates its recoverable amount. Recoverable amount is the higher of an asset’s or CGU fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover the remaining life of the project.

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

No expense is recognised for awards that do not ultimately vest because of non-market performance and / or service conditions have not been met. Where awards include a market or non-vesting condition, the transaction are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service condition are satisfied.

When the terms of an equity-settled award are modified or replaced with new share based payment scheme, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

q)
Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Group has no obligation, other than the contribution payable to the provident fund. The Group recognises contribution payable to provident fund scheme as an expense, when an employee renders the related service.

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

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation as an expense in the statement of profit or loss:

- Service costs comprising current service costs, gains and losses on curtailments and non-routine settlements; and

- Net interest expense or income

Accumulated leave, which is expected to be utilised within the next twelve months, is treated as short term employee benefit. The Group measures the expected cost of such absences as an additional amount that it expects to pay as a result of the unused entitlement that has accumulated at reporting date.

The Group treats the accumulated leave expected to be carried forward beyond twelve months, as long term employee benefit for measurement purposes. Such long term compensated absences are determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method. Remeasurements comprising of actuarial gain and losses are recognised in the statement of financial position with a corresponding debit or credit to statement of profit or loss in the period in which they occur. The Group presents the leave as current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Group has unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section 4.1(e).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Equity instruments included within FVTPL category are measured at fair value with all changes recognised in the statement of profit or loss. The Group has not designated any instrument at FVTOCI.

Embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. Embedded derivatives are measured at fair value with changes in fair value recognised in statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVTPL category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised when:

- The rights to receive cash flows from the asset have expired.

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

Subsequent measurement

The measurement of financial liabilities depends on their classification as discussed below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to borrowings.

Compound financial instruments

Compound financial instruments (CFIs) are separated into liability and equity components based on the terms of the contract.

The Group recognises interest, dividends, losses and gains relating to such financial instrument or a component that is a financial liability as income or expense in the statement of profit or loss.

The present value of the liability part of the compulsorily convertible debentures classified under financial liabilities and the equity component is calculated by subtracting the liability from the total proceeds of CFIs.

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to statement of profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecast transactions and firm commitments. The ineffective portion relating to foreign currency contracts is recognised as other expense.

The Group designates only the spot element of forward contracts as a hedging instrument and the forward element is recognised in OCI and accumulated in seperate component of equity under the cost of hedge reserve. The amounts accumulated in OCI are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in OCI for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment for which fair value hedge accounting is applied.

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

For any other cash flow hedges, the amount accumulated in OCI is reclassified to the statement of profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

If cash flow hedge accounting is discontinued, the amount that has been accumulated in OCI must remain in accumulated OCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to the statement of profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated OCI must be accounted for depending on the nature of the underlying transaction as described above.

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

y)
Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from retained earnings. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. At the time of re-issue, any difference between the carrying amount and the consideration is recognised as share premium.

4.2.
New standards, interpretations and amendments
4.2.1.
New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning April 1, 2023 but do not have a material impact on the consolidated financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(a)
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 - Income tax narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases.

The amendment had no impact on the Group's consolidated financial statements.

(b)
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The amendments require entities to provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments have had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

(c)
Amendments to IAS 8- Definition of Accounting Estimates

The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. It has also been clarified how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s consolidated financial statements.

4.2.2.
Standards issued but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from January 1, 2024*#)

- Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (effective from January 1, 2024*#)

- Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments (effective from January 1, 2026*#)

- Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback (effective from January 1, 2024*#)

- Amendments to IAS 21 - Lack of exchangeability (effective from January 1, 2025*#)

- IFRS 18 – Presentation and Disclosures in Financial Statements (effective from January 1, 2027*$)

# These amendments are not expected to have any material impact on the Group's consolidated financial statements.

$ The group is currently assessing the impact of adopting IFRS 18 on the Group's consolidated financial statements.

*Effective for annual periods beginning on or after this date.

5.
Property, plant and equipment

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	Freehold Land	Plant and equipment	Buildings	Leasehold improvements	Office equipments	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2021	10,531	361,853	77	135	74	65	115	10,405	383,255
Additions during the year^	2,636	99,101	38	—	16	13	51	92,533	194,388
Disposals and adjustments during the year	63	(6,523)	-	-	(6)	(1)	(1)	(574)	(7,042)
Capitalised during the year	—	—	—	—	—	—	—	(80,385)	(80,385)
As at March 31, 2022	13,230	454,431	115	135	84	77	165	21,979	490,216
Additions during the year^	710	22,383	15	8	32	15	101	111,784	135,048
Disposals and adjustments during the year	(59)	(135)	—	—	(3)	(1)	(5)	(190)	(393)
Capitalised during the year	—	—	—	—	—	—	—	(19,850)	(19,850)
As at March 31, 2023	13,881	476,679	130	143	113	91	261	113,723	605,021
Additions during the year^	597	134,988	1,271	6	69	40	235	172,122	309,328
Disposals and adjustments during the year	(253)	(27,544)	—	—	(6)	(2)	(10)	-	(27,815)
Capitalised during the year	—	—	—	—	—	—	—	(126,680)	(126,680)
As at March 31, 2024	14,225	584,123	1,401	149	176	129	486	159,165	759,854

Accumulated depreciation
As at April 1, 2021	—	40,988	21	78	45	28	59	—	41,219
Charge for the year (refer Note 31)	—	12,148	7	18	9	6	10	—	12,198
Depreciation capitalised during the year	—	4	—	9	6	2	10	—	31
Disposals and adjustments during the year	—	(820)	—	-	(4)	-	(1)	—	(825)
As at March 31, 2022	—	52,320	28	105	56	36	78	—	52,623
Charge for the year (refer Note 31)	—	13,950	9	15	13	7	38	—	14,032
Depreciation capitalised during the year	—	1	—	5	3	1	10	—	20
Disposals and adjustments during the year	—	(1)	—	—	(3)	(0)	(5)	—	(9)
As at March 31, 2023	—	66,270	37	125	69	44	121	—	66,666
Charge for the year (refer Note 31)	—	15,526	15	4	17	8	58	—	15,628
Depreciation capitalised during the year	—	283	32	2	6	2	44	—	369
Disposals and adjustments during the year	—	(1,397)	—	—	(4)	—	(8)	—	(1,409)
As at March 31, 2024	—	80,682	84	131	88	54	215	—	81,254

Net book value
As at April 1, 2022 (INR)	13,230	402,110	87	30	29	40	88	21,979	437,593
As at March 31, 2023 (INR)	13,881	410,409	93	18	44	47	140	113,723	538,355
As at March 31, 2024 (INR)	14,225	503,441	1,317	18	88	75	271	159,165	678,600
As at March 31, 2024 (USD)	171	6,041	16	0	1	1	3	1,910	8,143

Mortgage and hypothecation on property, plant and equipment:

Property, plant and equipment are subject to a pari passu first charge to respective lenders for project term loans, buyer's / supplier's credit, senior secured notes, working capital loan, debentures and acceptances as disclosed in Note 18 and 23.

^ Capitalised borrowing costs

The amount of borrowing costs capitalised in property, plant and equipment and capital work in progress during the year ended March 31, 2024 was INR 11,938 (March 31, 2023: INR 5,477, March 31, 2022 INR 2,553). The rate ranging between 6.70% to 12% (March 31, 2023: 4.90% to 11.50%) used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

Assets on operating lease (also refer Note 37 and Note 53)

Plant and equipment includes assets given on operating lease having gross cost of INR 7,416 (March 31 March, 2023: INR Nil; April 1, 2022: INR Nil) which were added during the year and on which depreciation of INR 35 (March 31, 2023: INR Nil; March 31, 2022: INR Nil) was charged leading to net book value of INR 7,381 (March 31, 2023: INR Nil; April 1, 2022: INR Nil). Also, capital work in progress includes INR 3,846 (March 31, 2023: INR Nil; April 1, 2022: INR Nil) which once ready will be given on operating lease.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

6.
Intangible assets

	Computer software	Customer contracts#		Development rights	Other intangible assets	Carbon credit rights	Goodwill	Intangible asset under development	Total intangible assets
	(INR)	(INR)		(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2021	272	28,048		36	7	—	11,596	55	40,014
Additions during the year	89	4,547	-	—	—	—	—	35	4,671
Disposals and adjustments during the year	(6)	(3)	-	—	—	—	—	(13)	(22)
Capitalised during the year	—	—		—	—	—	—	(9)	(9)
As at March 31, 2022	355	32,592		36	7	—	11,596	68	44,654
Additions during the year	267	—		—	—	—	—	110	377
Disposals and adjustments during the year	—	—		—	—	—	—	(15)	(15)
Capitalised during the year	—	—		—	—	—	—	(12)	(12)
As at March 31, 2023	622	32,592		36	7	—	11,596	151	45,004
Additions during the year	304	—		—	—	626	—	30	960
Capitalised during the year	—	—		—	—	—	—	(124)	(124)
As at March 31, 2024	926	32,592		36	7	626	11,596	57	45,840

Accumulated amortisation
As at April 1, 2021	132	3,468		4	—	—	—	—	3,604
Charge for the year (refer Note 31)	26	1,278		1	0	—	—	—	1,305
Disposals and adjustments during the year	(4)	—		—	—	—	—	—	(4)
Capitalised during the year	25	—		—	—	—	—	—	25
As at March 31, 2022	179	4,746		5	0	—	—	—	4,930
Charge for the year (refer Note 31)	56	1,408		—	0	—	—	0	1,464
Capitalised during the year	15	—		—	—	—	—	—	15
As at March 31, 2023	250	6,154		5	0	—	—	0	6,409
Charge for the year (refer Note 31)	136	1,348		1	0	—	—	0	1,485
Capitalised during the year	—	63		—	—	—	—	—	63
As at March 31, 2024	386	7,565		6	0	—	—	0	7,957

Net book value
As at April 1, 2022 (INR)	176	27,846		31	7	—	11,596	68	39,724
As at March 31, 2023 (INR)	372	26,438		31	7	—	11,596	151	38,595
As at March 31, 2024 (INR)	540	25,027		30	7	626	11,596	57	37,883
As at March 31, 2024 (USD)	6	300		0	0	8	139	1	455

# Remaining life of customer contracts ranges from 14 to 20 years as on March 31, 2024 (March 31, 2023: 15 to 21 years, March 31, 2022: 16 to 22 years).

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer's / supplier's credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in Note 18 and Note 23.

Below is the break-up for goodwill:

	As at March 31,
Group of CGU / individual CGU	2024	2023
Ostro Energy Group (wind power segment)	9,903	9,903
ReNew Vayu Urja (wind power segment)	756	756
Prathamesh Solarfarms (solar power segment)	428	428
Others (wind power segment)*	145	145
Others (solar power segment)*	364	364

* includes amount allocated against multiple group of CGUs and the amount allocated to each group of CGU is not material.

The Group undertook the impairment testing of Goodwill assigned to each Individual or Group of CGUs as at March 31, 2024 and 2023 by applying the Value in Use ('VIU') approach. The Group has entered into Power Purchase Agreements (PPA) upto 25 years which

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

entitles the Group to a fixed tariff over the tenure of PPAs. Accordingly, the Group for computing the VIU has determined cash flow projections based on fixed tariffs as specified in the PPAs upto the remaining tenure of PPAs and for periods thereafter, the Group has used forecasted tariffs based on assessment provided by an external specialist. The key assumptions used in computation of VIU are the Plant Load Factor (PLF), a measure of average capacity utilisation of a power plant, used in revenue projections, future operating and maintenance expenses and discount rates.

The PLF is determined based on forecasts after considering study of future wind speed (only for wind segment) and past performance; operation and maintenance expenses are based on prevaling prices and quotations received (adjusted for inflation) together with business plans; and discount rates are based on weighted average cost of capital. These assumptions are forward-looking and are affected by future economic and climatic conditions including wind speed.

Based on the results of the impairment test, the estimated value in use of each Group of CGU and individual CGU was more than their respective carrying values, by the following amounts:

	As at March 31,
Group of CGU / individual CGU	2024	2023
Ostro Energy Group (wind power segment)[1]	2,050	583
ReNew Vayu Urja (wind power segment)[2]	1,185	1,831
Prathamesh Solarfarms (solar power segment)[3]	685	964
Others (wind power segment)[2]	2,318	1,706
Others (solar power segment)[3]	911	1,844

(1) The Group has engaged external specialists to assist in determining (a) future PLFs and (b) discount rates and computation of VIU. The Group has currently estimated a discount rate of 12.12% (March 31, 2023: 11.32%; March 31, 2022: 11.20%), PLF of 26.27% (March 31, 2023: 26.27%; March 31, 2022: 27.76%) and future operating and maintenance costs of INR 0.75 million per MW (March 31, 2023: INR 0.75 million per MW; March 31, 2022: INR 0.7 million per MW) adjusted for future inflation. Increase in discount rate by 0.38% per annum (March 31, 2023: 0.11% per annum) or decrease in PLF by 0.62% (March 31, 2023: 0.18% per annum) or increase in future operating and maintenance expenses by 28.93% per annum (March 31, 2023: 8% per annum), would result in value in use to be equal to the carrying amount.

(2) The Group has currently estimated discount rates ranging between 11.43% to 13.09% (March 31, 2023: 10.55% to 12.38%;March 31, 2022: 11.05% to 12.34%), PLF of 22.50% to 31.70% (March 31, 2023: 22.50% to 31.70%; March 31, 2022: 22.97% to 32.82%) and future operating and maintenance costs of INR 0.75 million per MW (March 31, 2023: INR 0.75 million per MW; March 31, 2022: INR 0.70 million per MW) adjusted for future inflation. The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of each group of CGU and individual CGU to exceed the aggregate value in use.

(3) The Group has currently estimated discount rates ranging between 11.74% to 13.52% (March 31, 2023: 10.68% to 11.51%; March 31, 2022: 10.29% to 10.97%), PLF of 18.13% to 24.62% (March 31, 2023: 18.13% to 24.62%; March 31, 2022: 16.42% to 29.51%) and future operating and maintenance costs of INR 0.50 million per MW (March 31, 2023: INR 0.50 million per MW; March 31, 2022: INR 0.47 million per MW) adjusted for future inflation. The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of each group of CGU and individual CGU to exceed the aggregate value in use.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

7.
Right of use assets

	Leasehold land	Building	Total
Cost
As at April 1, 2021	4,460	496	4,956
Additions during the year	3,562	—	3,562
Disposals and adjustments during the year	(13)	—	(13)
As at March 31, 2022	8,009	496	8,505
Additions during the year	3,072	704	3,776
Disposals and adjustments during the year	(216)	—	(216)
As at March 31, 2023	10,865	1,200	12,065
Additions during the year	3,234	19	3,253
Disposals and adjustments during the year	(445)	—	(445)
As at March 31, 2024	13,654	1,219	14,873

Accumulated depreciation
As at April 1, 2021	385	307	692
Charge for the year (refer Note 31)	217	44	261
Capitalised during the year	—	57	57
As at March 31, 2022	602	408	1,010
Charge for the year (refer Note 31)	315	90	405
Capitalised during the year	—	34	34
Disposals and adjustments during the year	(2)	—	(2)
As at March 31, 2023	915	532	1,447
Charge for the year (refer Note 31)	341	129	470
Capitalised during the year	16	92	108
Disposals and adjustments during the year	(50)	—	(50)
As at March 31, 2024	1,222	753	1,975

Net book value
As at April 1, 2022 (INR)	7,407	88	7,495
As at March 31, 2023 (INR)	9,950	668	10,618
As at March 31, 2024 (INR)	12,432	466	12,898
As at March 31, 2024 (USD)	149	6	155

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

8.
Investment in jointly controlled entities

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Investment in jointly controlled entities accounted using equity method (refer Note 50(a))	3,007	2,862	34
	3,007	2,862	34

9.
Trade receivables

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Trade receivables (refer Note 48)	32,042	24,212	291
Less: impairment allowances for expected credit losses	(1,355)	(2,356)	(28)
Total	30,687	21,856	262

Non-current	9,072	8,087	97
Current	21,615	13,769	165

Notes:

(i) Trade receivables are non-interest bearing and are generally on terms of 7-60 days.

(ii) Includes unbilled revenue of INR 6,547 (March 31, 2023: INR 5,840).

(iii) Refer Note 33(i) for modification of contractual cash flows.

(iv) Movement in the allowance for expected credit loss represents provision created during the year of INR 1,001 (March 31, 2023: INR 389).

(v) There is no material movement in trade receivables except for billing and collection.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

10.
Investments

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Financial assets at fair value through profit or loss
Investment in energy funds
- EIP Deep Decarbonization Frontier Fund I LP	200	317	4
- Energy Impact Fund SCSp	266	394	5

Investment in optionally convertible debentures (OCDs)
1,118,299 (March 31, 2023: Nil) optionally convertible debentures in ReNew Solar Urja Private Limited of INR 100 each fully paid up (refer Note 35)	—	112	1

Total	466	823	10

Current
Financial assets at fair value through profit or loss
Investments
Investment in mutual funds	460	1,502	18
Total	460	1,502	18

11.
Other financial assets

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Financial assets at amortised cost
Security deposits	301	377	5
Loans to related parties (refer Note 41)	55	121	1
Deferred consideration receivable	898	821	10
Bank deposits with remaining maturity for more than twelve months (refer Note 15)	1,003	2,888	35

Financial assets designated as a hedge instrument at fair value
Derivative instruments- hedge instruments	4,216	2,593	31

Total	6,473	6,800	82

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Current
Financial assets at amortised cost
Loans to related parties (refer Note 41)	—	110	1
Security deposits	54	166	2
Deferred consideration receivable	1,511	206	2
Advances recoverable	700	1,449	17
Government grant receivable	353	322	4
Interest accrued on fixed deposits	555	1,003	12
Interest accrued on loans to related parties (refer Note 41)	—	4	0
Others	975	438	5

Financial assets designated as a hedge instrument at fair value
Derivative instruments- hedge instruments	2,120	973	12

Total	6,268	4,671	56

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

12.
Deferred tax assets (DTA) (net) / deferred tax liabilities (DTL) (net)

12A Deferred tax assets (net)

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Deferred tax assets (gross)
Compound financial instruments	2,811	3,113	37
Mark to market of derivative instruments	334	78	1
Difference in written down value of PPE as per books of account and tax laws	129	358	4
Unamortised ancillary borrowing cost	—	1	0
Provision for decommissioning costs	1,596	811	10
Expected credit losses	166	53	1
Losses available for offsetting against future taxable income	20,055	18,828	226
Unused tax credit (Minimum alternate tax)	195	167	2
Lease liabilities	315	377	5
Government grant (viability gap funding)	353	—	—
Others	369	432	5
Deferred tax assets (gross) - Total (a)	26,323	24,218	291
Deferred tax liabilities (gross)
Mark to market of derivative instruments	240	37	0
Difference in written down value of PPE as per books of account and tax laws	20,836	17,923	215
Unamortised ancillary borrowing cost	159	142	2
Right of use asset	442	522	6
Others	1	38	0
Deferred tax liabilities (gross) - Total (b)	21,678	18,662	224
Deferred tax assets (net) (a) - (b)	4,645	5,556	67

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12B Deferred tax liabilities (net)

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Deferred tax liabilities (gross)
Compound financial instruments	255	217	3
Mark to market of derivative instruments	828	842	10
Difference in written down value of PPE as per books of account and tax laws	51,841	60,518	726
Unamortised ancillary borrowing cost	185	182	2
Right of use asset	403	653	8
Others	48	43	1
Deferred tax liabilities (gross) - Total (c)	53,560	62,455	749
Deferred tax assets (gross)
Mark to market of derivative instruments	302	30	0
Unamortised ancillary borrowing cost	34	5	0
Provision for decommissioning costs	2,716	1,715	21
Expected credit losses	218	370	4
Losses available for offsetting against future taxable income	31,836	37,168	446
Unused tax credit (Minimum alternate tax)	2,172	2,867	34
Lease liabilities	409	791	9
Government grant (viability gap funding)	54	453	5
Others	365	351	4
Deferred tax assets (gross) - Total (d)	38,106	43,750	525
Deferred tax liabilities (net) (c) - (d)	15,454	18,705	224

12C Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Accounting profit / (loss) before income tax	(12,233)	(2,470)	8,142	98
Tax at the India's tax rate of 31.2% applicable to RPL (March 31, 2023: 31.2%, March 31, 2022: 31.2%)	(3,817)	(771)	2,540	30
Disallowance under section 94B of the Income Tax Act (1)	794	2,034	1,968	24
Tax rate differences	282	49	(115)	(1)
Impact of ICDS related to hedge contracts routed through OCI	1,473	0	—	—
Unabsorbed depreciation and business losses (1) (2)	2,475	1,090	1,000	12
Change in estimates for recoverability of Minimum Alternate Tax	(8)	(97)	17	0
Adjustment of tax relating to earlier periods	(327)	231	(528)	(6)
On account of adoption of new tax ordinance
- MAT credit written off	—	22	81	1
- Recognition / reversal of DTA/ DTL	(65)	(1)	(2)	(0)
Effect of tax holidays and other tax exemptions	71	(49)	(288)	(3)
Listing and related expenses	3,280	—	—	—
Other non-deductible expenses	(263)	51	(678)	(8)
Tax expense at the effective income tax rate	3,895	2,559	3,995	48
Current tax expense reported in the consolidated statement of profit or loss	1,098	966	981	12
Deferred tax expense reported in the consolidated statement of profit or loss	2,797	1,593	3,014	36
	3,895	2,559	3,995	48

Notes

(1) The Group has not recognised DTA in absence of reasonable certainty towards its realisation.

(2) The amount is netted off by INR 1,064 (March 31, 2023: INR 1,446, March 31, 2022: INR Nil) that represents previously unrecognised DTA which was recognised in the current year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12D Reconciliation of DTA (net) and DTL (net):

a) For the year ended March 31, 2022

Particulars	Opening balance DTA / (DTL) as at April 1, 2021	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2022
Compound financial instruments	134	19	—	(165)	—	(12)
Gain / (loss) on mark to market of derivative instruments	227	284	(48)	—	—	463
Difference in written down value as per books of account and tax laws	(49,337)	(14,253)	—	—	1,039	(62,551)
Unamortised ancillary borrowing cost	(325)	100	—	—	2	(223)
Provision for decommissioning costs	3,575	(141)	—	—	—	3,434
Expected credit losses	148	117	—	—	(10)	255
Fair value gain on financial instruments	0	(9)	—	—	—	(9)
Unabsorbed depreciation available for offsetting against future taxable income	33,223	11,485	—	—	(759)	43,949
Tax losses available for offsetting against future taxable income	796	(1,099)	798	—	(70)	425
Minimum alternate tax	1,353	604	—	—	(65)	1,892
Lease liabilities	210	444	—	—	—	654
Financial guarantee contracts	24	(24)	—	—	—	—
Government grant (viability gap funding)	181	359	—	—	(128)	412
Right of use asset	(181)	(491)	—	—	—	(672)
Others	775	(192)	(3)	—	(3)	577
	(9,197)	(2,797)	747	(165)	6	(11,406)

b) For the year ended March 31, 2023

Particulars	Opening balance DTA / (DTL) as at April 1, 2022	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Acquisition of Non- controlling interest	Closing balance DTA / (DTL) as at March 31, 2023
Compound financial instruments	(12)	85	—	2,631	(150)	2,554
Gain / (loss) on mark to market of derivative instruments	463	(0)	(895)	—	—	(432)
Difference in written down value as per books of account and tax laws	(62,551)	(9,996)	—	—	—	(72,547)
Unamortised ancillary borrowing cost	(223)	(87)	—	—	—	(310)
Provision for decommissioning costs	3,434	878	—	—	—	4,312
Expected credit losses	255	129	—	—	—	384
Fair value gain on financial instruments	(9)	9	—	—	—	—
Unabsorbed depreciation available for offsetting against future taxable income	43,949	7,253	—	—	—	51,202
Tax losses available for offsetting against future taxable income	425	(346)	607	—	—	686
Minimum alternate tax	1,892	484	—	—	—	2,376
Lease liabilities	654	70	—	—	—	724
Government grant (viability gap funding)	412	(7)	—	—	—	405
Right of use asset	(672)	(172)	—	—	—	(844)
Others	577	107	(3)	—	—	681
	(11,406)	(1,593)	(291)	2,631	(150)	(10,809)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c) For the year ended March 31, 2024

Particulars	Opening balance DTA / (DTL) as at April 1, 2023	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2024
Compound financial instruments	2,554	380	—	(40)	1	2,895
Gain / (loss) on mark to market of derivative instruments	(432)	(268)	(84)	(275)	287	(772)
Difference in written down value as per books of account and tax laws	(72,547)	(8,775)	—	—	3,237	(78,085)
Unamortised ancillary borrowing cost	(310)	(10)	—	—	1	(319)
Provision for decommissioning costs	4,312	(1,750)	—	—	(37)	2,525
Expected credit losses	384	38	—	—	—	422
Unabsorbed depreciation available for offsetting against future taxable income	51,202	5,160	711	—	(3,126)	53,947
Tax losses available for offsetting against future taxable income	686	1,364	—	—	—	2,050
Minimum alternate tax	2,376	658	—	—	—	3,034
Lease liabilities	724	534	—	—	(91)	1,167
Government grant (viability gap funding)	405	47	—	—	—	452
Right of use asset	(844)	(417)	—	—	87	(1,174)
Others	681	25	3	—	—	709
	(10,809)	(3,014)	630	(315)	359	(13,149)

The Group based on profit projections supported by existing PPAs and underlying contractual agreements believes that the utlisation of entire deferred tax assets is probable. All items of deferred tax assets have an infinite life except for those on tax losses and MAT which can be carried forward for a maximum period 8 years and 15 years, respectively, from the date of their origination. The Group based on its current profit projections expects to realise the deferred tax asset recognised on tax losses and MAT in their respective permissible carried forward periods. Additionally, the Group has performed sensitivities by reducing revenues and profits by 10% and noted that there was no material impact on recoverability of the recognised deferred tax assets.

The Group has tax losses amounting to INR 17,538 (March 31, 2023: INR 9,052) having an expiry period of 1 to 8 years (March 31, 2023: 1 to 8 years), capital losses amounting to INR Nil (March 31, 2023: INR 828) having Nil expiry period (March 31, 2023: 6 years), unabsorbed depreciation amounting to INR 5,187 (March 31, 2023: INR 5,917) which are available for utilisation indefinitely and MAT credit amounting to INR 229 (March 31, 2023: INR 213) having an expiry period of 8 to 15 years (March 31, 2023: 6 to 15 years) on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses.

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

12E There are additional disallowances / additions to returned income of RPL in earlier years on account of share based payment expenses, interest expense and few other disallowances.The management based on past legal precedents and the views of tax specialists believes that it has strong grounds on merit for successful appeal in this matter. The total exposure on the Group on account of such disallowances is INR 1,675 (March 31, 2023: INR 1,675) plus applicable interest till the settlement of such disputes. Further, the management based on past legal precedents and the views of tax specialists also believes that no penalty can be levied on such issue.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

13.
Other non- financial assets

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Prepayments	1,018	1,117	13
Capital advance	10,990	5,098	61
Advances recoverable	446	67	1
Balances with government authorities	27	35	0
Total	12,481	6,317	76

Current
Prepayments	1,311	1,589	19
Advances recoverable	1,471	1,651	20
Balances with government authorities	859	1,619	19
Others	34	4	0
Total	3,675	4,863	58

14.
Inventories

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Consumables and spares	933	1,506	18
Emission reduction certificates	261	183	2
Total	1,194	1,689	20

15.
Cash and bank balances

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Cash and cash equivalents
Cash and cheque on hand	1	0	0
Balance with banks
- On current accounts	14,500	11,466	138
- Deposits with original maturity of less than 3 months #	23,681	15,555	187
	38,182	27,021	324
Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	37,837	50,706	608
- Remaining maturity of more than twelve months #	1,003	2,888	35
	38,840	53,594	643
Less: amount disclosed under other financial assets (others) (refer Note 11) #	(1,003)	(2,888)	(35)
Total	37,837	50,706	608

Fixed deposits of INR 27,328 (March 31, 2023: INR 13,584) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee etc.

# The bank deposits have an original maturity period of 8 days to 3,653 days and carry an interest rate of 3.00% - 8.27% per annum which is receivable on maturity.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

16.
Share capital

Authorised share capital

There is no requirement under the UK Companies Act for the Company to have Authorised Capital.

Issued share capital

	Number of shares	Issued capital	Share premium
		(INR)	(INR)
As at April 1, 2021 (i)	379,924,556	3,799	67,165
Shares issued during the period (including compulsorily convertible preference shares converted to equity) (ii)	45,637,118	456	27,486
Total (i)	425,561,674	4,255	94,651
Adjustments / impact pursuant to the Transaction:
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares) (refer Note 51(a)) (iii)	105,011,966	1,050	72,605
- Recognition of non-controlling interests	(49,732,523)	(497)	(13,226)
- Adjustment to arrive number of equity instruments of the Company	(92,336,396)	—	—
As at August 23, 2021 (iv)	388,504,721	4,808	154,030
Shares issued during the period (v)	12,328,219	0	9,149
Effect of approved capital reduction*	—	—	(9,128)
Shares pending cancellation*	(1,655,300)	(0)	—
As at March 31, 2022	399,177,640	4,808	154,051
Shares issued during the year	215,000	0	85
Shares bought back, held as treasury stock*	(26,354,973)	—	—
As at March 31, 2023	373,037,667	4,808	154,136
Shares issued during the year	280,940	0	17
Shares bought back, held as treasury stock*	(10,688,015)	(0)	—
As at March 31, 2024 (INR)	362,630,592	4,808	154,153
As at March 31, 2024 (USD)	362,630,592	58	1,850

(i) Number of shares presented represents RPL Shares. Equivalent number of equity instruments of the Company will be number of RPL shares presented multiplied by exchange ratio established in the Transaction referred in Note 1 (i.e., 1 RPL share to 0.8289 Company Share).

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

(iii) Number of shares presented represents shares issued by the Company for the Transaction. Deemed number of shares issued by RPL is 127,381,626. Amount recognised in issued capital and share premium represents fair value consideration effectively transferred by RPL.

(iv) Number of shares presented represents Company's shares outstanding on consummation of the Transaction.

(v) During the year ended March 31, 2022, the Company has issued class C shares on purchase of shares held by non-controlling interests in RPL. (refer Note 51(a))

(vi) Before consummation of the Transaction, the Company had 1 equity share at par value of USD 0.01.

*Capital Reduction and Share Repurchase Program

Pursuant to a court order dated February 8, 2022, the Company’s share premium account was cancelled and the amount of INR 9,128 standing to its credit was transferred to the Company’s retained earnings account with effect from February 14, 2022.

On February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to USD 250 worth of its Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases and the

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Company engaged Credit Suisse Securities (USA) LLC and Mizuho Securities USA LLC as its brokers (the Brokers) for the Share Repurchase Program.

During the year ended March 31, 2024, the Brokers purchased 10,688,015 Class A Ordinary Shares (par value USD 0.0001 each) from the open market for the purpose of the Share Repurchase Program for a consideration equivalent to INR 4,926 (March 31, 2023: 26,354,973 Class A Ordinary Shares for a consideration equivalent of INR 13,499). All the foregoing shares (including the 1,655,300 which were held pending cancellation as of March 31, 2022) were repurchased into treasury by the Company. Consequently, the retained earnings account has been reduced by INR 4,926 (March 31, 2023: INR 13,499).

As at March 31, 2024, 38,698,288 shares (March 31, 2023: 28,010,273) have been repurchased.

Terms / rights attached to equity shares of RPL

RPL has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. If declared, the Group will declare and pay dividends in Indian rupees. In the event of liquidation of a Group, the holders of equity shares of such Group will be entitled to receive remaining assets of the Group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders of the Group.

The equity shares were redeemable at the option of the holders till August 23, 2021 and therefore, were considered a puttable instrument in accordance with IAS 32. Puttable instruments are required to be accounted for as financial liabilities, except where certain conditions are met in accordance with IAS 32, in which case, the puttable instruments may be presented as equity. The equity shares meet the conditions of IAS 32 and are, therefore, classified and accounted for as equity. Pursuant to the BCA (refer Note 1), the Company became legal parent of RPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the Company.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Terms / rights attached to equity shares of the Company

The Company has five classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights
a) Class A shares	USD 0.0001	244,266,823

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

			The Company may in its sole discretion redeem and cancel the Class B Share for par value at any time after the Founder Investors and their respective Affiliates cease to hold any RPL ordinary Shares.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Class of shares	Nominal value	Number of shares	Terms / rights
c) Class C shares	USD 0.0001	118,363,766

The holders of the Class C ordinary shares shall be entitled to receive distributions in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class C ordinary shares held by them and pro rata with all other shares (as defined in the articles) in the capital of the company which are entitled to distributions. This class of share does not carry voting rights. Each Class C ordinary share shall automatically be re-designated as one (1) Class A ordinary share in the hands of a transferee (other than where such transferee is an affiliate), however, a transferee may continue to hold Class C Ordinary Shares if the conditions of re-designation under the Articles of the Company are not met.

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

The Company shall redeem and cancel the Class D Share for nominal value as soon as reasonably practicable after the transfer to the Company of all of the RPL ordinary Shares held in exchange for Class A Shares pursuant to the terms defined in the Articles.

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

Total shares	362,630,592

17.
Other equity

17A Retained earnings / (losses)

(Amounts in INR)
As at April 1, 2021	(6,489)
Loss for the year	(16,077)
Re-measurement loss on defined benefit plans (net of tax)	6
Acquisition of interest by NCI in subsidiaries	1
Repurchase of vested stock options	(65)
Debenture redemption reserve created during the year	(5)
Debenture redemption reserve released on account of repayment of debentures	140

Adjustments / impact pursuant to the Transaction:
Distribution / cash paid to RPL’s equity holders	(19,609)
Recognition of non-controlling interests pursuant to the Transaction	214
Change in fair value of put option liability / derecognition of non-controlling interests	(4,667)
Effect of approved capital reduction (refer Note 16)	9,128
Shares pending cancellation (refer Note 16)	(997)
As at March 31, 2022	(38,420)
Loss for the year	(4,817)
Re-measurement loss on defined benefit plans (net of tax)	2
Acquisition of interest by NCI in subsidiaries	(31)
Debenture redemption reserve released on account of repayment of debentures	106
Change in fair value of put option liability / derecognition of non-controlling interests during the year	3,034
Shares bought back, held as treasury stock (refer Note 16)	(13,499)
Allocation of other equity to non controlling interest	15
As at March 31, 2023	(53,610)
Profit for the year	3,404
Re-measurement loss on defined benefit plans (net of tax)	(14)
Acquisition of interest by NCI in subsidiaries	30
Debenture redemption reserve released on account of repayment of debentures	5
Change in fair value of put option liability / derecognition of non-controlling interests during the year	(1,380)
Shares bought back, held as treasury stock (refer Note 16)	(4,926)
Allocation of other equity to non controlling interest	58
As at March 31, 2024 (INR)	(56,433)
As at March 31, 2024 (USD)	(677)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Nature and purpose

Retained earnings are the profits / (losses) that the Group has earned / incurred till date, less any transfers to general reserve and/ or other reserves, dividends or other distributions paid to shareholders. It is a free reserve available to the Group and eligible for distribution to shareholders, in case where it is having positive balance representing net earnings till date.

17B Other components of equity

(Amounts in INR)
As at April 1, 2022*	(2,000)
As at March 31, 2023*	1,518
As at March 31, 2024 (INR) *	2,689
As at March 31, 2024 (USD) *	32

* Represents hedge reserve, share based payment reserve, capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

(i)
Hedge reserve

(Amounts in INR)
As at April 1, 2021	(5,224)
OCI for the year (refer Note 49)	3,565
Recognition of non-controlling interests pursuant to the Transaction	716
Attributable to non-controlling interests (refer Note 49)	(385)
As at March 31, 2022	(1,328)
OCI for the year (refer Note 49)	861
Attributable to non-controlling interests (refer Note 49)	(151)
As at March 31, 2023	(618)
OCI for the year (refer Note 49)	(2,205)
Attributable to non-controlling interests (refer Note 49)	129
Amount transferred to property, plant and equipment	827
As at March 31, 2024 (INR)	(1,867)
As at March 31, 2024 (USD)	(22)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Share based payment reserve

(Amounts in INR)
As at April 1, 2021	1,165
Expense for the year	2,505
Recognition of non-controlling interests pursuant to the Transaction	(117)
Repurchase of vested stock options	(24)
Amount utilised on exercise of stock options	(85)
As at March 31, 2022	3,444
Expense for the year	2,512
Shares issued during the year	(70)
As at March 31, 2023	5,886
Expense for the year	2,278
Shares issued during the year	(15)
As at March 31, 2024 (INR)	8,149
As at March 31, 2024 (USD)	98

Nature and purpose

The share based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.

(iii)
Capital reserve

(Amounts in INR)
As at April 1, 2021	49
Acquisition of non-controlling interest	(5,618)
Recognition of non-controlling interests pursuant to the Transaction	(5)
Allocation to non-controlling interest	1
As at March 31, 2022	(5,573)
Allocation to non-controlling interest	76
As at March 31, 2023	(5,497)
Acquisition of non-controlling interest	252
Allocation to non-controlling interest	(17)
As at March 31, 2024 (INR)	(5,262)
As at March 31, 2024 (USD)	(63)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iv)
Debenture redemption reserve

(Amounts in INR)
As at April 1, 2021	1,602
Debenture redemption reserve created during the year	5
Recognition of non-controlling interests pursuant to the Transaction	(188)
Allocation to non-controlling interest	(23)
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(140)
As at March 31, 2022	1,256
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(106)
Allocation to non-controlling interest	50
As at March 31, 2023 (INR)	1,200
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(5)
Allocation to non-controlling interest	0
As at March 31, 2024 (INR)	1,195
As at March 31, 2024 (USD)	14

Nature and purpose

As per the Indian Companies Act, 2013, Debenture Redemption Reserve (DRR) is a reserve required to be maintained by the Companies that have issued debentures. The purpose of this reserve is to minimise the risk of default on repayment of debentures as this reserve ensures availability of funds for meeting obligations towards debenture-holders. As per amendments in Companies (Share capital and Debentures) Rules, 2014 the requirement of listed Companies to create Debenture redemption reserve has been removed.

(v)
Foreign currency translation reserve

(Amounts in INR)
As at April 1, 2021	10
Exchange differences on translation of foreign operations	191
As at March 31, 2022	201
Exchange differences on translation of foreign operations	345
Allocation of other equity to non controlling interest	1
As at March 31, 2023	547
Exchange differences on translation of foreign operations	(68)
Allocation of other equity to non controlling interest	(5)
As at March 31, 2024 (INR)	474
As at March 31, 2024 (USD)	6

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

18.
Interest-bearing loans and borrowings - long term

				Non-current			Current
				As at March 31,			As at March 31,
	Notes	Interest rate (p.a.)	Maturity	2023	2024	2024	2023	2024	2024
				(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Debentures
- Non convertible debentures (secured)	(i)	6.03% - 11.50%	November 2024 to January 2054	70,888	59,217	711	741	4,093	49
- Compulsorily convertible debentures (unsecured)	(ii)	8.00% - 13.00%	March 2027 to June 2061	16,999	18,536	222	—	—	—
- Optionally convertible debentures (unsecured)	(iii)	8.00%	May 2053 to July 2053	—	2,358	28	—	—	—
Term loan from banks (secured)	(iv)	7.96% - 9.80%	October 2024 to March 2051	102,703	145,470	1,745	9,650	10,946	131
Term loan from financial institutions (secured)	(v)	7.50% - 11.25%	April 2024 to January 2044	174,350	203,284	2,439	10,200	14,764	177
Senior secured notes	(vi)	4.50% - 7.95%	July 2026 to July 2028	102,353	136,996	1,644	—	—	—
Interest-bearing loans and borrowings - total #				467,293	565,861	6,790	20,591	29,803	358
Amount disclosed under the head 'Interest-bearing loans and borrowings - short term' (refer Note 23)				—	—	—	(20,591)	(29,803)	(358)
Interest-bearing loans and borrowings - net				467,293	565,861	6,790	—	—	—

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

Notes:

(a)
Details of terms and security
(i)
Non convertible debentures (secured)

The debentures are secured by way of first pari passu charge on the respective Group company’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances, loans and advances etc. present and future (refer Note 18(b)).

(ii)
Compulsorily convertible debentures (unsecured)

Terms of conversion of CCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Number of debentures	Interest coupon rate	Moratorium period	Conversion terms
ReNew Solar Energy (Jharkhand Three) Private Limited	6	965	March 31, 2027	8,775,454	8.00%	Not applicable	One equity share will be Issued for each CCD on the maturity date (1:1)
IB Vogt Solar Seven Private Limited	40	23	August 18, 2060 and June 17, 2061	2,299,544	10.00%	24 months from the date of issue
Renew Surya Roshini Private Limited	26	15,308	August 5, 2048	866,076,759	13.00%	Not applicable
Total		16,296		877,151,757

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iii)
Optionally convertible debentures (unsecured)

Terms of conversion of OCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Number of debentures	Interest coupon rate	Moratorium period	Conversion Terms
Renew Surya Ojas Private Limited	30	4,478	May 31, 2053 and July 5, 2053	245,404,555	8.00%	Not applicable	One equity share will be Issued for each OCD on the maturity date (1:1) at the option of holder subject to shareholding pattern remain constant

(iv)
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

(v)
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

(vi)
Senior secured notes

Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets. Further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the company. Secondary charge over the account receivables, book debts and cash flows. The senior secured notes shall be repaid through bullet payments starting from July 2026 to July 2028.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
The details of non convertible debentures (secured) are as below:

			Numbers of NCDs outstanding		Outstanding amount
		Face value per	As at March 31,		As at March 31,
Listing status	Debenture Series	NCD (INR)	2023	2024	2023	2024	2024	Nominal interest rate (p.a.)	Earliest redemption date	Last date of repayment	Terms of repayment
					(INR)	(INR)	(USD)
Listed	Not applicable	1,000,000	2,655	2,305	2,655	2,305	28	9.75%	September 30, 2024	October 31, 2026	Half yearly
Listed	Series-2	1,000,000	1,728	1,033	1,728	1,033	12	9.05%	September 30, 2024	September 30, 2034	Half yearly
Listed	Series-3	1,000,000	4,012	4,305	4,013	4,305	52	9.15%	September 30, 2024	September 30, 2034	Half yearly
Non listed	Not applicable	1,000,000	1,548	1,445	1,548	1,445	17	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	6,765	6,314	6,765	6,314	76	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	3,835	3,579	3,835	3,579	43	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	11,721	10,939	11,721	10,939	131	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	1,736	1,620	1,736	1,620	19	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	3,663	3,419	3,663	3,419	41	6.03%	February 28, 2025	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	4,432	4,136	4,432	4,136	50	6.03%	February 28, 2025	August 22, 2026	Yearly
Listed	Not applicable	100,000	—	25,000	—	2,500	30	9.55%	August 11, 2026	August 11, 2026	Bullet
Non listed	Not applicable	10	36,732,513	36,732,513	367	367	4	11.50%	December 5, 2052	December 5, 2052	Bullet
Non listed	Not applicable	10	26,661,237	26,661,237	267	267	3	11.50%	February 16, 2053	February 16, 2053	Bullet
Non listed	Not applicable	10	—	9,594,200	—	96	1	11.50%	November 9, 2053	November 9, 2053	Bullet
Non listed	Not applicable	10	—	23,598,000	—	236	3	11.50%	November 9, 2053	November 9, 2053	Bullet
Non listed	Not applicable	100,000	20,000	20,000	2,000	2,000	24	9.30%	June 1, 2026	June 1, 2026	Bullet
Listed	Series-A	100,000	—	1,500	—	150	2	10.24%	May 25, 2026	May 25, 2026	Bullet
Listed	Series-B	100,000	—	3,400	—	340	4	10.03%	November 8, 2024	November 8, 2024	Bullet
Listed	Series-C	100,000	—	2,600	—	260	3	10.03%	January 23, 2025	January 23, 2025	Bullet
Listed	Not applicable	100,000	—	80,000	—	8,000	96	10.18%	April 30, 2025	April 30, 2025	Bullet
Listed	Not applicable	100,000	—	70,000	—	7,000	84	9.90%	December 31, 2024	April 30, 2027	Yearly
Non listed	Not applicable	1,000,000	5,159	—	5,159	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,747	—	1,747	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,674	—	1,674	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	440	—	440	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	5,948	—	5,948	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	2,972	—	2,972	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,197	—	1,197	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,189	—	1,189	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,188	—	1,188	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,199	—	1,199	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Non listed	Not applicable	1,000,000	1,196	—	1,196	—	—	8.46%	January 31, 2024	January 31, 2024	Bullet
Total (gross)					68,639	60,311	724
Transaction costs, discount on issue and premium on redemption					2,990	2,999	36
Total					71,629	63,310	760

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

19.
Lease liabilities

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Lease liabilities (refer Note 37)	5,471	7,477	90
	5,471	7,477	90

Current
Lease liabilities (refer Note 37)	698	868	10
Total	698	868	10

20.
Other financial liabilities

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Liability for put options with non-controlling interests*	4,422	4,935	59

Financial liabilities at amortised cost
Liability for operation and maintenance	1,735	1,851	22

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	521	225	3

	6,678	7,011	84
Current
Liability for put options with non-controlling interests*	987	1,000	12

Financial liabilities at amortised cost
Capital creditors	33,480	40,092	481
Purchase consideration payable	1,681	44	1
Liability for operation and maintenance	299	342	4

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	345	321	4

Financial liabilities at fair value through profit or loss
Derivative instruments - share warrants (refer Note 39)	1,309	772	9
Total	38,101	42,571	511

*Non-controlling shareholders of RPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares for cash on the date of exercise of the Put option. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (refer Note 2.3 and 41).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

21.
Other non-financial liabilities

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Deferred government grant*	203	192	2
Provision for gratuity (refer Note 36)	207	266	3
Others	3	174	2
	413	632	8

Current
Deferred government grant*	11	11	0
Provision for gratuity (refer Note 36)	24	33	0
Provision for compensated absences	247	304	4
Advance received against sale of assets	64	—	—
Statutory dues payable	4,053	4,322	52
	4,399	4,670	56

* Movement in the deferred government grant is as below:

Opening balance	225	214	3
Released to the statement of profit or loss	(11)	(11)	(0)
Total	214	203	3

22.
Provisions

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current
Provision for decommissioning costs	16,859	10,508	126
Total	16,859	10,508	126

Provision for decommissioning costs
As at April 1, 2021	13,686
Arised during the year	1,206
Unwinding of discount on provisions	778
Acquisition of subsidiaries	78
Adjustment during the year*	(2,364)
As at March 31, 2022	13,384
Arised during the year	586
Unwinding of discount on provisions	953
Adjustment during the year*	1,936
As at March 31, 2023	16,859
Arised during the year	2,429
Disposal of subsidiaries	(149)
Unwinding of discount on provisions	977
Adjustment during the year*	(9,608)
As at March 31, 2024 (INR)	10,508
As at March 31, 2024 (USD)	126

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

* Adjustment during the year relates to revision in the provision for decommissioning costs on account of changes in the estimated future costs, or in the discount rate applied as at the end of reporting period.

Provision has been recognised for decommissioning costs associated with land taken on leases wherein the Group is committed to decommission the site as a result of construction of wind and solar power projects.

23.
Interest-bearing loans and borrowings - short term

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Working capital term loan (secured)	13,541	11,249	135
Acceptances (secured)	24,426	27,680	332
Buyer's / supplier's credit (secured)	—	11,123	133
Term loan from banks and financial institutions (secured)	4,556	1,600	19
Current maturities of long term interest-bearing loans and borrowings (refer Note 18 and Note 2.4)	20,591	29,803	358
Total #	63,114	81,455	977

Working capital term loan (secured)

The term loan from bank carries interest ranging from 6.75% to 10.75% per annum and is repayable with a bullet payment at the end of the tenure i.e. 30 to 365 days. It is secured by first charge by way of hypothecation of the entire movable properties of the respective borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Acceptances (secured)

Acceptances represent creditors to whom banks have issued letter of credits. The letter of credits are secured by pari passu charge over all present and future current assets and movable fixed assets of the respective project Company for which such acceptances are taken and the discount rate of acceptances ranges from 6.95% to 11.52% per annum. The maturity period ranges from 3 to 12 months.

Buyer's / supplier's credit (secured)

Buyer's/ Supplier credit carries an interest rate of 3.90% to 6.08% and is secured by first pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and all intangibles assets, assignment of all rights, title, interests, benefits, claims etc. of project documents, PPA, and insurance contracts of the resspective group company. Creation of charge by way of mortgage and assignment is under process.

Term loan from banks and financial institutions (secured)

The loan carries interest at the rate of Axis Bank’s 6 month Marginal Cost of Funds Based Lending Rate ('MCLR') plus 0.28 % per annum and is repayable maximum within 12 months from the date of disbursement through bullet payment. The aforesaid borrowing is secured by first charge by way of mortgage of all present and future right, title and interest in specified bank accounts of the respective group company.

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

24.
Trade payables

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Current
Trade payables	6,118	9,094	109
Total	6,118	9,094	109

25.
Revenue

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Sale of power	58,990	70,530	76,624	919
Transmission line projects	—	7,557	4,347	52
Others	359	136	348	4
Total	59,349	78,223	81,319	976

The above revenue includes (a) revenue from contract with customers of INR 81,097 (March 31, 2023: INR 78,223, March 31, 2022: INR 59,349) and (b) operating lease income of INR 222 (March 31, 2023 and 2022: INR Nil) which is a part of transmission line project.

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR 1,001 (March 31, 2023: INR 163, March 31, 2022: INR 404).

a)
The location for all of the revenue from contracts with customers is India.
b)
The timing for all of the revenue from contracts with customers is over time.
c)
'The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended March 31, 2024, on receipt of approval of cost over-run of INR Nil (March 31, 2023: INR 641 , March 31, 2022: INR Nil), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 3,578 (March 31, 2023: INR 3,578, March 31, 2022: INR 4,219) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved till the reporting period end, the Group during the year ended March 31, 2024 has recognised revenue of INR 110 (March 31, 2023: INR 321, March 31, 2022: INR 61).
d)
Transaction price - remaining performance obligations

'The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognised as at the end of the reporting period and an explanation as to when the Group expects to recognise these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts as the revenue recognised corresponds directly with the value to the customer of the entity’s performance completed to date, except to the extent stated in Note 53. The cost over-runs which are pending approval of customers have been excluded for this disclosure because these were not included in the transaction price. These cost over-runs were excluded from the transaction price in accordance with the guidance on constraining estimates of variable consideration.

e)
Contract balances

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Trade receivables (refer Note 9)	30,687	21,856	262
Contract assets (refer Note 53)	7,711	1,716	21

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

26.
Other operating income

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Income from sale of emission reduction certificates	2,626	1,045	580	6
Others	68	60	49	1
Total	2,694	1,105	629	7

27.
Late payment surcharge from customers

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Late payment surcharge from customers	—	1,134	1,451	17
Total	—	1,134	1,451	17

28.
Finance income and fair value change in derivative instruments

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Interest income accounted at amortised cost
- on fixed deposit with banks	1,385	2,010	3,937	47
- on loan given to third party	40	—	—	—
- on safeguard duty recoverable	138	132	131	2
- on loan given to related parties (refer Note 41)		—	4	0
- others	238	34	15	0
Gain on fair value changes on derivative instruments (other than hedge instruments)	212	139	151	2
Unwinding of contract assets (refer Note 53)	—	154	530	6
Unwinding of financial assets (refer Note 33(i))	—	441	504	6
Total	2,013	2,910	5,272	63

29.
Other income

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Government grant
- generation based incentive	2,029	1,990	1,911	23
- viability gap funding	32	11	11	0
Compensation for loss of revenue	1,461	806	221	3
Gain on sale of property, plant and equipment	10	5	1	0
Insurance claim	265	470	758	9
Gain on derivative instruments designated as cash flow hedge (net)	29	—	—	—
Gain on disposal of subsidiaries (net) (refer Note 35)	214	—	3,659	44
Excess provisions written back	611	707	89	1
Commission on financial guarantee contracts (refer Note 41(a))	78	—	—	—
Miscellaneous income	389	478	569	7
Fair value change of mutual fund (including realised gain)	21	114	90	1
Total	5,139	4,581	7,309	88

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

30.
Employee benefits expense

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Salaries, wages and bonus	1,840	2,227	2,570	31
Contribution to provident and other funds (refer Note 36)	88	102	126	2
Share based payments (refer Note 38)	2,410	1,966	1,653	20
Gratuity expense (refer Note 36)	31	28	36	0
Staff welfare expenses	132	90	82	1
Total	4,501	4,413	4,467	54

31.
Depreciation and amortisation

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Depreciation of property, plant and equipment (refer Note 5)	12,198	14,032	15,628	188
Amortisation of intangible assets (refer Note 6)	1,305	1,464	1,485	18
Depreciation of right of use assets (refer Note 7)	261	405	470	6
Total	13,764	15,901	17,583	211

32.
Other expenses

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Legal and professional fees	1,740	2,066	1,438	17
Corporate social responsibility	106	147	240	3
Travelling and conveyance	233	595	520	6
Lease rent relating to short term leases	10	46	43	1
Director's commission	35	67	83	1
Printing and stationery	3	7	4	0
Rates and taxes	385	465	1,065	13
Insurance	1,027	1,226	1,153	14
Operation and maintenance	4,929	5,528	5,937	71
Repair and maintenance	110	177	243	3
Loss on sale / damage of property plant and equipment	1	7	18	0
Bidding expenses	40	35	25	0
Advertising and sales promotion	48	118	105	1
Impairment of capital work in progress	129	190	274	3
Security charges	274	441	542	7
Communication costs	68	167	247	3
Impairment of carbon credit	—	630	105	1
Impairment of inventory	75	32	149	2
Impairment allowances for financial assets	411	522	1,573	19
Donation	—	—	490	6
Liquidated damages	—	800	240	3
Miscellaneous expenses	301	370	340	4
Total	9,925	13,636	14,834	178

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

33.
Finance costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Interest expense#	35,667	43,066	42,051	505
Bank charges	625	869	745	9
Option premium amortisation	2,327	2,510	1,900	23
Loss on fair value changes on derivative instruments*	1,629	1,799	1,493	18
Loss on account of modification of contractual cash flows (refer Note (i) below)	—	1,277	19	0
Unwinding of discount on provisions	778	953	977	12
Unamortised ancillary borrowing cost written off	686	492	321	4
Total	41,712	50,966	47,506	570

#Includes interest on compulsorily convertible preference shares and lease liabilities of INR Nil (March 31, 2023: Nil, March 31, 2022: INR 925) and INR 690 (March 31, 2023: INR 416; March 31, 2022: INR 166), respectively.

*Includes cumulative losses that were reported in equity and have been transferred to statement of profit or loss in respect of forecasted transaction that are no longer expected to occur.

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

Unwinding income on these trade receivables of INR 504 (March 31, 2023: INR 441) is recognised as "Unwinding income of financial assets" under 'Finance income'. Trade receivables outstanding of INR 1,664 as at March 31, 2024 (March 31, 2023: INR 3,671) , from customers opting for EMI pursuant to LPS Rules, which are not due within the next twelve months from the end of the reporting date, are disclosed as non-current.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

34.
Earnings / (loss) per share

Earnings / (loss) per share

The following reflects the earnings / (loss) and share data used for the basic and diluted EPS computations:
	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)

Earning/ (loss) attributable to equity holders of the parent	(16,077)	(4,817)	3,404	41
Add: Loss attributable to one class B share @	551	56	117	1
Add: Loss attributable to one class D share ^	437	44	113	1
Earning/ (loss) attributable to equity holders of Class A and C for basic and diluted earnings	(15,089)	(4,717)	3,634	44

Earning / (loss) per share: Basic
Equity shares: Class A shares (in absolute INR and USD, par value of USD 0.0001)	(40.82)	(12.32)	9.94	0.12
Equity shares: Class C shares (in absolute INR and USD, par value of USD 0.0001)	(40.82)	(12.32)	9.94	0.12

Earning / (loss) per share: Diluted
Equity shares: Class A shares (in absolute INR and USD, par value of USD 0.0001)	(40.82)	(12.32)	9.92	0.12
Equity shares: Class C shares (in absolute INR and USD, par value of USD 0.0001)	(40.82)	(12.32)	9.92	0.12

	For the year ended March 31,
	2022	2023	2024
Weighted average number of equity shares in calculating basic EPS*
Weighted Average number of shares of RPL	127,082,377	—	—
Class A shares of the Company	170,901,108	264,167,259	247,142,406
Class C shares of the Company	71,666,828	118,363,766	118,363,766
Weighted average number of equity shares in calculating basic EPS	369,650,313	382,531,025	365,506,172

Computation of Weighted average number of equity shares in calculating diluted EPS#
Weighted average number of equity shares in calculating basic EPS	369,650,313	382,531,025	365,506,172
Impact of share options (dilutive)	—	—	875,605
Weighted average number of equity shares in calculating diluted EPS	369,650,313	382,531,025	366,381,777

* The weighted average number of ordinary shares outstanding for the year ended March 31, 2024, 2023 and 2022:

(a) the number of ordinary shares outstanding from April 1, 2021 to August 23, 2021 is computed on the basis of the weighted average number of ordinary shares of RPL outstanding during the period multiplied by the exchange ratio established in the Transaction (i.e., 1 RPL share to 0.8289 Company Share); and

(b) the number of ordinary shares outstanding from August 24, 2021 to March 31, 2022, April 1, 2022 to March 31, 2023 and April 1, 2023 to March 31, 2024 is the actual number of ordinary shares of the Company outstanding during that period.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

# Since the effect of all potential equity shares other than mentioned above were anti-dilutive in year ended March 2024, 2023 and 2022, it has not been considered for the purpose of computing diluted earnings per share.

35.
Disposal group held for sale and disposal of subsidiaries
(i)
For the year ended March 31, 2024
a)
On January 8, 2024, the Group through its subsidiary ReNew Solar Power Private Limited (RSPPL) entered into a Share Purchase and Shareholder Agreement (SPSA) with Axis Trustee Services Limited and Indigrid Investment Managers Limited for the sale of ReNew Solar Urja Private Limited (Solar Urja), a wholly owned subsidiary of the Group having project capacity of 300 MW solar power located in Jaisalmer district of Rajasthan. The total sale consideration on account of above transactions was INR 5,283 against net assets of INR 1,945 which resulted in a gain of INR 3,338. The transaction was completed on February 23, 2024 wherein the entire control in the entity was transfered to Indigrid ('Buyer').

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		12,183
Bank balances other than cash and cash equivalents		999
Right of use assets		268
Cash and cash equivalents		1,229
Trade receivables		118
Other assets		1,226
Total assets	(a)	16,023

Liabilities
Interest-bearing loans and borrowings		13,235
Lease liabilities		199
Provisions		113
Trade payables		32
Other liabilities		499
Total liabilities	(b)	14,078

Net assets sold	(c) = (a) - (b)	1,945
Sales consideration	(d)	5,283
Gain on sale	(d) - (c)	3,338

Consideration satisfied by:
Cash and cash equivalents		5,283

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2024	2023

Income	1,816	2,255
Expenses	(1,577)	(1,698)
Profit before tax	239	557
Income tax expense	(74)	(357)
Profit after tax	165	200

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Impact on consolidated statement of cash flows

During the year ended March 31, 2024, the aforesaid subsidiary contributed INR 1,468 (March 31, 2023: INR 1,956) to the Group's net operating cash flows, INR 491 (March 31, 2023: used cashflows of INR 1,695) towards investing activities and used cashflows INR 891 (March 31, 2023: INR 271) towards financing activities.

Net cash inflow arising on disposal
Consideration received in cash and cash equivalents	5,283
Less: cash and cash equivalents disposed	(1,229)
4,054

b)
On April 24, 2023, the Group through its subsidiary ReNew Solar Power Private Limited (RSPPL) entered into a Share Purchase Agreement with JLT Energy 9 for the sale of entities stated below. Each of the below mentioned subsidiary had a capacity of 20MW and carried out business of solar power projects. The total sale consideration on account of above transactions was INR 1,801 against net assets of INR 1,480 which resulted in a gain of INR 321. Date of loss of control for following entities are as follows:

Name of subsidiary	Date of loss of control
Vivasvat Solar Energy Private Limited	August 11, 2023
Izra Solar Energy Private Limited	September 21, 2023
Abha Sunlight Private Limited	September 27, 2023
Nokor Bhoomi Private Limited	September 27, 2023
Nokor Solar Energy Private Limited	October 12, 2023

Assets and liabilities of entities sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		4,565
Bank balances other than cash and cash equivalents		192
Right of use assets		151
Cash and cash equivalents		114
Trade receivables		143
Other assets		63
Total assets	(a)	5,228

Liabilities
Interest-bearing loans and borrowings		3,521
Lease liabilities		133
Provisions		37
Trade payables		24
Other liabilities		33
Total liabilities	(b)	3,748

Net assets sold	(c) = (a) - (b)	1,480
Sales consideration	(d)	1,801
Gain on sale	(d) - (c)	321

Consideration satisfied by:
Cash and cash equivalents		1,801

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The results of subsidiaries sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2024	2023

Income	380	722
Expenses	(1,061)	(543)
Profit before tax	(682)	179
Income tax expense	174	(30)
Profit after tax	(508)	149

Impact on consolidated statement of cash flows

During the year ended March 31, 2024, the subsidiaries sold used INR 564 (March 31, 2023: generated INR 720) to the Group's net operating cash flows, contributed INR 1,909 (March 31, 2023: used cashflows of INR 370) in respect of investing activities and used INR 1,281 (March 31, 2023: used cashflows of INR 537) in respect of financing activities.

Net cash inflow arising on disposal
Consideration received in cash and cash equivalents	1,801
Less: cash and cash equivalents disposed	(114)
1,687

(ii)
For the year ended March 31, 2022
(a)
ReNew Solar Energy Private Limited and its subsidiaries and two solar rooftop projects

On October 4, 2021, the Board of the Company passed a resolution to sell its two solar roof top projects housed in RPL and ReNew Solar Power Private Limited as well as 100% stake in ReNew Solar Energy Private Limited (ReNew Solar) along with all wholly owned subsidiaries under ReNew Solar as listed below (hereinafter referred to as "Solar Energy and its subsidiaries"), which are carrying out business of operating solar roof top projects in India with commissioned capacity of 117 MW solar rooftop project. ReNew Solar along with its subsidiaries falls under solar power reportable segment. Following wholly owned subsidiaries under ReNew Solar were proposed to be sold:

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

On October 4, 2021, the loss of control over two solar rooftop projects and Solar Energy and its subsidiaries within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the ReNew Solar along with its subsidiaries were classified as held for sale. The Company had entered into a share purchase agreement with Fourth Partner Energy for sale of Solar Energy and its subsidiaries and two rooftop projects. As part of the share purchase agreement, the Company has also executed deed of assignment for two solar rooftop projects housed in RPL and ReNew Solar Power Private Limited wherein the Company has irrevocably conveyed all the rights, title and interest in the amounts due to Fourth Partner Energy till the time it executes a separate novation agreement.

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

During the year ended March 31, 2024, the aformentioned novation agreement in relation to both the roof top projects could not get executed and the Group decided against its plan to sell both rooftop projects to Fourth Partner. Accordingly, the Group ceased to classify both of these projects as held for sale. The depreciation charged on these two projects for the year ended March 31, 2024 amounted to INR 18.

Refer Note (c) below for assets held for sale and the details of assets and liabilities derecognised on account of the aforementioned sale of subsidiaries.

(b)
Shekhawati Solar Park Private Limited

The Group had entered into a share purchase agreement dated March 29, 2022 with Shekhawati Solar Power Private Limited to sell 100% of its stake in Shekhawati Solar Park Private Limited. The total sale consideration of this sale was INR 3 against net assets of INR 16 which resulted in a loss of INR 13.

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
The results of ReNew Solar Energy Private Limited and its subsidiaries and Shekhawati Solar Park Private Limited included in statement of profit or loss were as follows:

	For the year ended March 31,
	2021	2022
	(INR)	(INR)
Income	698	709
Expenses	(516)	(487)
Profit before tax	182	222
Income tax (expense) / income	8	(19)
Profit for the year	190	203

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

36.
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

a)
Consolidated statement of profit or loss and OCI

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Net employees benefit expense recognised in 'Employee benefits expense'
Current service cost	44	52	73	1
Interest cost on benefit obligation	10	12	16	0
Net benefit expense*	54	64	89	1

* This amount is inclusive of amount capitalised in different projects.

Net (expense) / income recognised in OCI	9	3	(18)	(0)

b)
Consolidated Statement of financial position

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Defined benefit liability
Present value of unfunded obligation	231	300	4
Net liability	231	300	4

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	150	189	231	3
Current service cost	44	52	73	1
Interest cost	10	12	16	0
Benefits paid	(5)	(20)	(34)	(0)
Liabilities assumed / (settled)	1	(0)	(0)	(0)

Remeasurements during the year due to:
- Experience adjustments	6	6	10	0
- Change in financial assumptions	1	(10)	4	0
- Change in demographic assumptions	(16)	2	—	—
Liabilities assumed under business combination	9	—	—	—
Assets extinguished on curtailments / settlements	(11)	—	—	—
Closing defined benefit obligation	189	231	300	4

Since the entire amount of plan obligation is unfunded, changes in fair value of plan assets, categories of plan assets as a percentage of the fair value of total plan assets and Group’s expected contribution to the plan assets for the next year is not given.

c)
Principal assumptions used in determining gratuity obligations

	For the year ended March 31,
	2022	2023	2024
Discount rate	6.80%	7.40%	7.20%
Salary escalation	10.00%	10.00%	10.00%

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

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

	Change in	Impact on provision for gratuity as at March 31,
Particulars	assumptions	2023	2024	2024
		(INR)	(INR)	(USD)
Discount rate	+ 0.5%	223	289	3
	- 0.5%	240	312	4
Salary escalation	+ 0.5%	238	309	4
	- 0.5%	225	292	4

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

(INR and USD amounts in millions, except share and par value data)

d)
Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

Maturity profile	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Within next 12 months	24	33	0
From 2nd to 5th year	100	127	2
From 6th to 9th year	94	122	1
From 10th year and beyond	241	299	4

The weighted average duration to the payment of these cash flows is 7.27 years (March 31, 2023: 7.92 years and March 31, 2022: 7.15 years).

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

Defined contribution plan	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Contribution to provident fund and other fund charged to consolidated statement of profit or loss (inclusive of amount capitalised in different projects)	150	210	311	4

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

37.
Leases

Group as a lessee

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

Particulars	For the year ended March 31,
	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Opening balance	2,112	3,454	6,169	74
Additions	1,357	2,725	2,266	27
Capitalised during the year	114	108	145	2
Accretion of interest	166	416	690	8
Disposal of subsidiaries	-	-	(337)	(4)
Payments	(295)	(534)	(588)	(7)
Closing balance	3,454	6,169	8,345	100

Current	455	698	868	10
Non-current	2,999	5,471	7,477	90

Notes:

a)
There are no restrictions or covenants imposed by leases.
b)
Refer Note 32 for rental expense recorded for short-term leases and low value leases.
c)
There are no amounts payable toward variable lease expense recognised for the years ended March 31, 2024, 2023 and 2022.
d)
The maturity analysis of lease liabilities are disclosed in Note 45.
e)
There are no leases which have not yet commenced to which the lessee is committed.
f)
The effective interest rate for lease liabilities is 9.30% (March 31, 2023: 9.62%, March 31, 2022: 10.08%).

Group as a lessor

As described in Note 53(a), the Group has entered into Transmission Services Agreements (TSAs) to set-up two transmission projects on Build, Own, Operate and Maintain (BOOM) basis for a 35-year period as against the economic useful life of 50 years. Out of two projects, construction on one project is completed and other one is still under construction. As more fully explained in note 53(a), pursuant to change in the regulations, the Group has assessed and concluded that IFRIC 12 accounting is no longer applicable to these TSAs; rather, these TSAs would contain a lease of Transmission Line under IFRS 16, in addition to service element under IFRS 15. The said lease is assessed to be in the nature of the operating lease. The lease of one project, for which construction was completed, has commenced during the year. The lease of under construction project is expected commence in the coming financial year once construction is completed.

Both the agreements provide for fixed lease rentals that progressively reduce for the first 8 years and then remain constant for remainder of the TSA tenure, subject only to the Group ensuring minimum specified availability of the asset.

The rental income recognised by the Group on straight-line basis during the year is INR 222 (years ended March 31, 2023 and 31 March 2022: INR Nil). Future minimum rentals receivable under non-cancellable operating leases as at March 31, 2024 are: (i) Within one year- INR 728 and INR 347, (ii) between 1 - 2 years - INR 726 and INR 347, (iii) between 2 - 3 years - INR 725 and INR 346, (iv) between 3 - 4 years - INR 725 and INR 346, (v) between 4 - 5 years - INR 686 and INR 328, and (vi) More than 5 years - INR 15,286 and INR 7,719; respectively for leases which have commenced operations and which are expected to commence operation in future.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

38.
Share based payment
a)
Replacement of Group Stock Option Plans

On August 23, 2021, all vested and unvested options outstanding for Group Stock Option Plans were replaced by the ‘2021 Stock Entitlement Program’ of the Company (Holding Company Stock Option Plans) with similar terms as per the original options. The employees of the Group were entitled to 0.8289 Holding Company Stock Option for every one Group Stock Option held for both vested and unvested options with no changes in vesting period and exercise period. The exercise price of Group Stock Option, which was fixed in INR, got converted into US Dollars using exchange rate as on the date of replacement, as exercise price of Holding Company Stock Option.

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

Performance linked vesting:
The Options shall vest annually and shall be prorated over a period of 3 years from the date of grant and shall be subject to the EBITDA achieved by the Company for the last completed financial year. The vesting of the Options shall take place at the end of the first anniversary of the date of original grant (Vesting date) and thereafter on March 31, 2018 and March 31, 2019 or at a later date when the audited financial statements of RPL are available.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

March 31, 2024	1	1	7	1	1	1
March 31, 2023	1	1	8	1	1	1

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Opening balance as at August 23, 2021	—
Replacement of Group Stock Option Plans at exchange ratio of 0.8289:1	12
Exercised during the period August 24, 2021 to March 31, 2022	0
Outstanding as at March 31, 2022	12
Exercised / lapsed during the year	1
Outstanding as at March 31, 2023	11
Exercised / lapsed during the year	0
Outstanding as at March 31, 2024	11

Exercisable at March 31, 2023	11
Exercisable at March 31, 2024	11

-	The weighted average exercise price of these options outstanding was USD 4.20 for the year ended March 31, 2024 (March 31, 2023: USD 4.18)

-	The weighted average exercise price of exercisable options was USD 4.20 for the year ended March 31, 2024 (March 31, 2023: USD 4.11)

-	The weighted average exercise price of replacement of Group Stock Option Plans was USD 4.20 for the year ended March 31, 2024 (March 31, 2023: USD 4.18)

-	The weighted average exercise price of options excercised during the year was USD 2.15 for March 31, 2024 (March 31, 2023: USD 1.66)

-	The weighted average remaining contractual life of options outstanding as at March 31, 2024 was 2.97 years (March 31, 2023: 3.88 years)

-	There were 148,638 options exercised during the year ended March 31, 2024 (March 31, 2023: 135,000 options)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

b)
2021 Incentive Award Plan granted during the period August 23, 2021 to March 31, 2024

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

Particulars	2021 Incentive Plan
Grant date	February 15, 2024	November 1, 2023	October 27, 2023	September 13, 2023	September 13, 2023	August 23, 2023	July 7, 2023	June 5, 2023
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

Restricted Stock Units (RSUs)
On the 1st anniversary of the Grant Date - 33%;
On the 2nd anniversary of the Grant Date – 33%;
On the 3rd anniversary of the Grant Date – 34%

Performance Based Units (PBUs)
On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics.

12.5% shares to vest on last day of each quarter starting from Septemner 2023 untill entire subsequent option grant gets vested.

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
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

Exercise period	Within 10 years from the date of grant upon vesting				Within 8 years from date of grant upon vesting	Within 10 years from the date of grant upon vesting
Exercise price	USD 6.84	USD 5.78	USD 5.34	USD 5.87	USD 0.0001	USD 10.00	USD 5.48	USD 5.34
Settlement type	Equity Settled
Expiry date	February 15, 2034	November 1, 2033	October 27, 2033	September 13, 2033	August 22, 2031	August 23, 2033	July 7, 2033	June 5, 2033

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

March 31, 2024	0	0	1	9	RSUs- 1; PBUs- 1	4	0	0
March 31, 2023	-	-	-	-	-	-	-	-

Particulars	2021 Incentive Plan
Grant date	March 15, 2023	September 15, 2022	November 15, 2022	August 22, 2022	June 10, 2022	August 23, 2021, November 15, 2021 and March 15, 2022	August 23, 2021
Replacement date	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
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

Grant 1
80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's Performance criteria.
 Grant 2
80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 10% of stock options will vest at every anniversary of the grant date based on Company's Performance criteria

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

6.25% of stock options will vest at the end of each quarter over a period of 4 years in a time based manner.
Exercise period	Within 10 years from the date of grant upon vesting
Exercise price	USD 5.85	USD 6.83	USD 10.00	USD 10.00	USD 10.00	USD 10.00	USD 10.00
Settlement type	Equity Settled
Expiry date	March 15, 2033	November 15, 2032	September 15, 2032	August 23, 2032	June 10, 2032	August 23, 2031 to February 23, 2032	August 23, 2031

Number of options outstanding as at (in million):

March 31, 2024	0	1	0	4	1	7	23
March 31, 2023	0	1	0	4	1	7	23

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
2021 Incentive Award Plan	2023	2024
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	28.07% to 41.23%	25.68% to 41.23%
Risk–free interest rate (%)	0.78% to 3.89%	0.78% to 5.42%
Weighted average expected life of options granted	10 years	8 to 10 years
Weighted average share price	USD 4.98 to USD 9.65	USD 4.98 to USD 9.65

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Opening balance as at August 23, 2021	—
Granted during the period August 24, 2021 to March 31, 2022	30
Outstanding as at March 31, 2022	30
Granted during the year	6
Exercised / lapsed during the year	0
Outstanding as at March 31, 2023	36
Granted during the year	16
Exercised / lapsed during the year	1
Outstanding as at March 31, 2023	51

Exercisable at at March 31, 2024	25
Exercisable at at March 31, 2023	14

-	The weighted average exercise price of these options outstanding was USD 8.81 for the year ended March 31, 2024 (March 31, 2023: USD 9.92)

-	The weighted average exercise price of these options granted was USD 6.36 for the year ended March 31, 2024 (March 31, 2023: USD 9.49)

-	The weighted average exercise price of exercisable options was USD 9.97 for the year ended March 31, 2024 (March 31, 2023: USD 10.00)

-	The weighted average remaining contractual life of options outstanding as at March 31, 2024 was 8.14 years (March 31, 2023: 8.56 years)

-	There were no options exercised during the year ended March 31, 2024 and 2023.

f)
Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the year ended March 31,
Particulars	2022	2023	2024
Expense arising from equity-settled share-based payment transactions	2,517	2,512	2,278
Expense arising from cash settled share based payments transactions	422	—	—
Total expense arising from share-based payment transactions*	2,939	2,512	2,278

* This amount is inclusive of amount capitalised in different projects.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

39.
Share warrants

Prior to consummation of the Transaction (Refer Note 51(a)), RMG II had issued warrants having rights to purchase its Class A equity shares. As part of the transaction, the Company has issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 13,399,960 outstanding public warrants as at March 31, 2024 (March 31, 2023: 12,955,333; March 31, 2022: 11,755,319 public warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price as at March 31, 2024 as USD 0.50 (March 31, 2023: USD 0.86; March 31, 2022: USD 1.77).

Private warrants:

The Company has 5,126,793 outstanding private warrants as at March 31, 2024 (March 31, 2023: 5,571,420; March 31, 2022: 6,771,434), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The Company has determined fair value of private warrants as at March 31, 2024 as USD 0.50 (March 31, 2023: USD 0.86; March 31, 2022: 1.77).

The Group has recognised the following warrant obligations (refer Note 20):

Particulars	Public warrants	Private warrants	Total
Beginning balance at August 23, 2021	1,084	663	1,747
Foreign currency translation	31	18	49
Change in fair value	428	262	690
Balance at March 31, 2022	1,543	943	2,486
Foreign currency translation	149	30	179
Converted to Public warrants	171	(171)	—
Change in fair value	(948)	(408)	(1,356)
Balance at March 31, 2023	915	394	1,309
Foreign currency translation	9	5	14
Converted to Public warrants	32	(32)	—
Change in fair value	(398)	(153)	(551)
Balance at March 31, 2024	558	214	772

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

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2023	2024
1	ReNew Private Limited ^^	ReNew Energy Global Plc	India	93%	94%
2	ReNew Solar Power Private Limited^	ReNew Private Limited	India	100%	100%
3	ReNew Green Energy Solutions Private Limited( previously known as ReNew Wind Energy (Jath Three) Private Limited)	ReNew Private Limited	India	100%	100%
4	ReNew Fazilka Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
5	ReNew Transmission Ventures Private Limited	ReNew Private Limited	India	100%	100%
6	ReNew Power International Limited	ReNew Private Limited	United Kingdom	100%	100%
7	RMG Acquisition Corp II	ReNew Energy Global Plc	Cayman Islands	100%	100%
8	India Clean Energy Holdings	ReNew Energy Global Plc	Mauritius	100%	100%
9	Diamond II Limited	ReNew Energy Global Plc	Mauritius	100%	100%
10	ReNew Wind Energy (Jath) Limited	ReNew Private Limited	India	100%	100%
11	ReNew Wind Energy (Karnataka) Private Limited	ReNew Green Energy Solutions Private Limited	India	72%	71%
12	ReNew Wind Energy (AP) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	66%
13	ReNew Solar Energy (Jharkhand Three) Private Limited	ReNew Solar Power Private Limited	India	51%	51%
14	ReNew Solar Energy (Telangana) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
15	ReNew Surya Alok Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
16	ReNew Sunlight Energy Private Limited	ReNew Green Energy Solutions Private Limited	India	63%	63%
17	ReNew Surya Uday Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
18	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	ReNew Private Limited	India	100%	100%
19	ReNew Photovoltaics Private Limited (Formerly known as ReNew Saksham Urja Private Limited)%	ReNew Shakti Four Private Limited	India	100%	100%
20	ReNew E-Fuels Private Limited	ReNew Private Limited	India	100%	100%
21	ReNew Jal Urja Private Limited	ReNew Power Services Private Limited	India	100%	100%
22	ReNew Wind Energy (Welturi) Private Limited	ReNew Private Limited	India	100%	100%
23	ReNew Wind Energy (Devgarh) Private Limited	ReNew Private Limited	India	100%	100%
24	ReNew Wind Energy (Rajkot) Private Limited	ReNew Private Limited	India	100%	100%
25	ReNew Wind Energy Delhi Private Limited	ReNew Private Limited	India	100%	100%
26	ReNew Wind Energy (Shivpur) Private Limited	ReNew Private Limited	India	100%	100%
27	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Private Limited	India	100%	100%
28	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Private Limited	India	100%	100%
29	ReNew Wind Energy (MP) Private Limited	ReNew Private Limited	India	100%	100%
30	ReNew Wind Energy (AP 3) Private Limited	ReNew Private Limited	India	100%	100%
31	ReNew Wind Energy (MP Two) Private Limited	ReNew Private Limited	India	100%	100%
32	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Private Limited	India	100%	100%
33	ReNew Wind Energy (Jamb) Private Limited	ReNew Private Limited	India	100%	100%
34	ReNew Wind Energy (Orissa) Private Limited	ReNew Private Limited	India	100%	100%
35	ReNew Wind Energy (TN) Private Limited	ReNew Private Limited	India	100%	100%
36	ReNew Wind Energy (AP2) Private Limited	ReNew Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Private Limited	India	100%	100%
38	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Private Limited	India	100%	100%
39	ReNew Wind Energy (AP 4) Private Limited	ReNew Private Limited	India	100%	100%
40	ReNew Wind Energy (MP One) Private Limited	ReNew Private Limited	India	100%	100%
41	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Private Limited	India	100%	100%
42	Narmada Wind Energy Private Limited	ReNew Private Limited	India	100%	100%
43	Abaha Wind Energy Developers Private Limited	ReNew Private Limited	India	100%	100%
44	Helios Infratech Private Limited	ReNew Private Limited	India	100%	100%
45	Shruti Power Projects Private Limited	ReNew Private Limited	India	100%	100%
46	Kanak ReNewables Limited	ReNew Private Limited	India	100%	100%
47	Ostro Raj Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
48	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
49	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
50	Bidwal Renewable Private Limited	ReNew Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2023	2024
51	Zemira ReNewable Energy Limited	ReNew Private Limited	India	100%	100%
52	Renew Vyan Shakti Private Limited	ReNew Private Limited	India	100%	100%
53	ReNew Pawan Urja Private Limited	ReNew Private Limited	India	100%	100%
54	ReNew Pawan Shakti Private Limited	ReNew Private Limited	India	100%	100%
55	ReNew Naveen Urja Private Limited	ReNew Private Limited	India	100%	100%
56	ReNew Samir Urja Private Limited	ReNew Private Limited	India	100%	100%
57	ReNew Samir Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
58	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Solar Energy (Karnataka) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Saur Urja Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
62	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
63	ReNew Solar Services Private Limited^	ReNew Green Energy Solutions Private Limited	India	100%	100%
64	ReNew Agni Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
65	ReNew Saur Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
66	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
67	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
68	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
69	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
70	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
78	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
79	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
80	ReNew Wind Energy (Budh 3) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
81	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Vivasvat Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	—
83	Nokor Solar Energy Private limited	ReNew Solar Power Private Limited	India	100%	—
84	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
85	Abha Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	—
86	Izra Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	—
87	Nokor Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	—
88	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
89	Auxo Solar Energy Private Limited	ReNew Wind Energy (TN) Private Limited	India	100%	100%
90	Renew Sun Waves Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
91	Auxo Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
92	Renew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
93	Renew Sun Bright Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
94	Renew Services Private Limited$	ReNew Private Limited	India	100%	100%
95	Renew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
96	Greenyana Sunstream Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
97	Renew Solar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	—
98	Renew Vyoman Energy Private limited	ReNew Private Limited	India	100%	100%
99	Renew Vyoman Power Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
100	Renew Surya Roshni Private limited	ReNew Solar Power Private Limited	India	100%	100%
101	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
102	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
103	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
104	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	100%
105	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
106	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
107	ReNew Sun Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
108	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
109	ReNew Surya Ravi Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
110	ReNew Dinkar Jyoti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
111	ReNew Dinkar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
112	ReNew Bhanu Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2023	2024
113	ReNew Ushma Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
114	ReNew Surya Spark Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
115	ReNew Hans Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
116	ReNew Solar (Shakti One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
117	ReNew Solar (Shakti Two) Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
118	ReNew Solar (Shakti Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
119	ReNew Solar (Shakti Four) Private Limited	ReNew Private Limited	India	100%	100%
120	ReNew Solar (Shakti Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
121	ReNew Solar (Shakti Six) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
122	ReNew Solar (Shakti Seven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
123	ReNew Solar (Shakti Eight) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
124	ReNew Green (MHH One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
125	ReNew Green (MHP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
126	ReNew Green (TNJ One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
127	ReNew Green (GJS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
128	ReNew Green (GJS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
129	ReNew Green (MHK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
130	ReNew Sandur Green Energy Private Limited (formerly known as 'ReNew Green (KAK One) Private Limited')	ReNew Green Energy Solutions Private Limited	India	51%	51%
131	ReNew Green (GJS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
132	ReNew Green (GJ five) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
133	ReNew Green (GJ Six) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
134	ReNew Green (GJ seven) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
135	ReNew Green (MHK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
136	ReNew Green (MHP Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
137	ReNew Green (TNJ Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
138	ReNew Green (MPR Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	55%
139	ReNew Green (KAK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
140	ReNew Green (KAK Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
141	ReNew Green (MHS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	74%
142	ReNew Green (GJ Ten) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
143	ReNew Green (GJ Eleven) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
144	ReNew Green (GJ Twelve) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
145	ReNew Green (GJ Thirteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
146	ReNew Green (KAK Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
147	ReNew Green (MPR Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
148	ReNew Green (MPR Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
149	ReNew Green (TN Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
150	ReNew Green (TN Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
151	ReNew Green (CGS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
152	ReNew Nizamabad Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
153	ReNew Warangal Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
154	ReNew Narwana Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
155	Sunworld Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
156	Neemuch Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
157	Purvanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
158	Rewanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
159	ReNew Medak Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
160	ReNew Ranga Reddy Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
161	ReNew Karimnagar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
162	ReNew Solar Photovoltaic Private Limited (formerly known as 'ACME Photovoltaic Solar Private Limited')	Acme Solar Holding Private Limited	India	49%	49%
163	Renew Green Shakti Private Limited (formerly known as 'ACME Green Shakti Private Limited')	ReNew Solar Power Private Limited	India	100%	100%
164	ReNew Vikram Shakti Private Limited	ReNew Private Limited	India	100%	100%
165	ReNew Tapas Urja Private Limited	ReNew Private Limited	India	100%	100%
166	ReNew Green (GJ Nine) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
167	ReNew Green (CGS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
168	ReNew Green (MPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
169	ReNew Vidyut Tej Private Limited	ReNew Private Limited	India	100%	100%
170	ReNew Vidyut Shakti Private Limited	ReNew Private Limited	India	100%	100%
171	ReNew Power Synergy Private Limited	ReNew Private Limited	India	100%	100%
172	Koppal- Narendra Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	51%
173	ReNew Solar (Shakti Nine) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
174	ReNew Solar (Shakti Ten) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
175	ReNew Solar (Shakti Eleven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
176	ReNew Solar (Shakti Twelve) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
177	ReNew Solar (Shakti Thirteen) Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2023	2024
178	IB Vogt Solar Seven Private Limited	ReNew Solar Power Private Limited	India	49%	49%
179	Corneight Parks Private Limited	ReNew Solar Power Private Limited	India	100%	100%
180	Climate Connect Digital Limited	Regent Climate Connect Knowledge Solutions Private Limited	United Kingdom	100%	100%
181	India ReNew Energy Limited	ReNew Energy Global Plc	Mauritius	100%	100%
182	ReNew Green (GJ Fourteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
183	ReNew Green (GJ Fifteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
184	ReNew Green (MHS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
185	ReNew Green (MHS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
186	ReNew Green (UP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
187	ReNew Green (HPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
188	ReNew Green (KAK Five) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
189	ReNew Green (MHP Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
190	Gadag II-A Transmission Limited*	ReNew Transmission Ventures Private Limited	India	100%	100%
191	ReNew Power Services Private Limited$	ReNew Private Limited	India	100%	100%
192	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
193	Ostro ReNewables Private Limited	Ostro Energy Private Limited	India	100%	100%
194	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
195	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
196	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
197	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
198	ReNew Tej Shakti Private Limited	ReNew Private Limited	India	100%	100%
199	ReNew Urja Shachar Private Limited	ReNew Private Limited	India	100%	100%
200	ReNew Green (GJ Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
201	ReNew Green (GJ Eight) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
202	Gadag Transmission Limited*	ReNew Transmission Ventures Private Limited	India	100%	51%
203	Renew Green (MHP Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
204	Aalok Solarfarms Limited	Ostro Energy Private Limited	India	75%	100%
205	Abha Solarfarms Limited	Ostro Energy Private Limited	India	75%	100%
206	Shreyas Solarfarms Limited	Ostro Energy Private Limited	India	75%	100%
207	Heramba Renewables Limited	Ostro Energy Private Limited	India	75%	100%
208	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Private Limited	India	100%	100%
209	Prathamesh Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
210	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
211	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
212	ReNew Vayu Urja Private Limited	ReNew Private Limited	India	100%	100%
213	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
214	Pugalur Renewable Private Limited	ReNew Private Limited	India	100%	100%
215	ReNew Wind Energy (Rajasthan 2) Private Limited^	ReNew Private Limited	India	100%	100%
216	ReNew Wind Energy (Sipla) Private Limited	ReNew Private Limited	India	100%	100%
217	Molagavalli Renewable Private Limited	ReNew Private Limited	India	100%	100%
218	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Private Limited	India	100%	100%
219	ReNew Surya Jyoti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
220	ReNew Surya Pratap Private Limited	ReNew Surya Vihaan Private Limited	India	100%	100%
221	ReNew Vayu Energy Private Limited	ReNew Private Limited	India	100%	100%
222	Ostro Rann Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
223	Ostro Bhesada Wind Private Limited^	Ostro Energy Private Limited	India	100%	100%
224	Ostro Dhar Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
225	Ostro Alpha Wind Private Limited	ReNew Green Energy Solutions Private Limited	India	73%	73%
226	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
227	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
228	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
229	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
230	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
231	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
232	Renew Akshay Urja Limited	Renew Solar Power Private Limited	India	100%	100%
233	ReNew Surya Ojas Private Limited	Renew Solar Power Private Limited	India	100%	51%
234	ReNew Solar Energy (Jharkhand Four) Private limited	Renew Solar Power Private Limited	India	100%	100%
235	Rajat ReNewables Limited	ReNew Private Limited	India	100%	100%
236	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Private Limited	India	100%	100%
237	ReNew Surya Kiran Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
238	ReNew Mega Solar Power Private Limited	Renew Solar Power Private Limited	India	100%	100%
239	ReNew Green Projects Pte Ltd	ReNew Energy Global Plc	Singapore	-	85%
240	ReNew Energy Global Americas Inc	ReNew Private Limited	India	-	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2023	2024
241	ReNew Hydro Power Private Limited	ReNew Private Limited	India	-	100%

All Group companies listed above are engaged in activities relating to generation of power through non-conventional and renewable energy sources except for the below mentioned

^ These companies are also engaged in providing EPC services apart from generation of power through non-conventional and renewable energy sources.

$ These companies are engaged in providing services for operation and maintenance.

* These companies are engaged in construction / maintenance of transmission lines.

% This Company is engaged in module maufacturing activity.

^^ RPL is deemed to be the accounting acquirer in the transaction (refer Note 2.3). The remaining 6% shareholding are held by non controlling interest which are material to the Group.

(b)
Interests in joint operations and joint ventures*

			Country of	As at March 31,
S.No	Name of companies	Investor company	incorporation	2023	2024
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	50%
2	3E NV (including its subsidiaries)	ReNew Power International Limited	Belgium	0	40%
3	Fluence India ReNew JV Private Limited	ReNew Private Limited	India	50%	50%
4	GH4 India Private Limited	ReNew Private Limited	India	—	33%

* Also refer Note 50.

(c)
Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests (excluding those having put option to be settled in cash) that are material to the Group primarily relates to RPL wherein Canada Pension Plan Investment Board holds an economic interest by virtue of its shareholding of 3.11% amounting to INR 3,910 as at March 31, 2024 (March 31, 2023: 3.11% amounting to INR 3,752) (refer (i) below).

There are certain other subsidiaries in the Group (refer Note (a) above) with non-controlling interests but these are not considered individually material to the Group and hence no disclosures have been made related to these subsidiaries.

The table below shows summarised consolidated financial information of RPL:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(i)
Consolidated statement of financial position

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current assets	635,813	768,021	9,216
Current assets	107,861	103,582	1,243
Non-current liabilities	509,989	590,592	7,087
Current liabilities	106,135	142,619	1,711
Non-controlling interests (not considered individually material)	7,788	12,679	152
Equity attributable to equity holders of the parent	119,762	125,713	1,508

Attributable to:
Equity holders of the parent	116,010	121,803	1,462
Non-controlling interests	3,752	3,910	47

(ii)
Consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Revenue	78,223	81,319	976
Other income	10,290	14,489	174
Expenses	91,856	88,508	1,062
Profit / (loss) for the year	(3,343)	7,300	88
Other comprehensive income / (loss) for the year, net of tax	854	(2,169)	(26)
Total comprehensive income / (loss) for the year, net of tax	(2,489)	5,131	62

Profit / (loss) for the year attributable to:
Non-controlling interests (pertains to subsidiaries not considered individually material to the Group)	6	341	4
Equity holders of the parent	(3,349)	6,959	84
	(3,343)	7,300	88
Attributable to:
Equity holders of the parent	(3,131)	6,542	78
Non-controlling interests	(218)	417	5

Total comprehensive income / (loss) attributable to:
Non-controlling interests (pertains to subsidiaries not considered individually material to the Group)	108	288	3
Equity holders of the parent	(2,597)	4,843	58
	(2,489)	5,131	62
Attributable to:
Equity holders of the parent	(5,879)	4,504	54
Non-controlling interests (including liability for put options with non-controlling interests)	3,282	339	4

(iii)
Consolidated statement of cash flows

	For the year ended March 31,
	2023	2024	2024
Net cash generated from operating activities	68,060	70,671	848
Net cash used in investing activities	(86,097)	(162,820)	(1,954)
Net cash generated from financing activities	27,187	81,381	976
Net increase / (decrease) in cash and cash equivalents	9,150	(10,768)	(129)

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

i)
Entities with significant influence on RPL

GS Wyvern Holdings Limited (till August 22, 2021)

ii)
Entities owned or significantly influenced by key management personnel or their relatives

Wisemore Advisory Private Limited

ReNew Foundation

iii)
Entities under joint control (refer Note 50)

3E NV and 3E Renewable Energy Software and Services Private Limited (with effect from December 14, 2022)

Fluence India ReNew JV Private Limited (with effect from October 12, 2022)

iv)
Terms and conditions of transactions with related parties

The transactions with related parties are made at arm’s length prices. Outstanding balances at the year-end are unsecured and interest free (other than interest carrying loan balances) and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended March 31, 2024, 2023 and 2022, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken on a forward-looking basis at each reporting period end through examining the historical information and financial position of the related party that is adjusted to reflect current conditions of market in which the related party operates.

v)
Remuneration to Key Management Personnel and their relatives

	For the year ended March 31,
Remuneration to Key Management Personnel	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Short-term benefits	245	280	626	8
Share based payments	2,291	2,085	1,753	21
Post-employment benefits	5	6	1	0
	2,541	2,372	2,380	29
Payment to non-executive directors (includes Directors sitting fee and commission)	76	67	83	1

During the year ended March 31, 2024, the Company has granted 12,287,354 options (March 31, 2023: 4,087,354 options; March 31, 2022: 36,085,265 options) to key management personnel under 2021 Incentive Award plan (refer Note 38).

Key Management Personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

	For the year ended March 31,
Other related party	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Remuneration to relatives of KMP#	41	58	66	1

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

# relative of the Chairman and Chief Executive Officer of the Company

vi)
Details of transactions and balances with entities under joint control

	3E NV
	2022	2023	2024	2024
Transactions during the year end March 31,	(INR)	(INR)	(INR)	(USD)
Loans given	—	55	176	2
Support services rendered	—	—	5	0
Interest income on loan given to related parties	—	—	4	0

	3E Renewable Energy Software and Services Private Limited
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Operation and maintenance expenses	—	11	35	0

	Fluence India ReNew JV Private Limited
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Purchase of capital goods	—	—	2,060	25

	3E NV
Balance as at March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Loans receivable	—	55	231	3
Trade receivable	—	—	5	0
Interest accrued on loans given	—	—	4	0

	3E Renewable Energy Software and Services Private Limited
Balance as at March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Trade payables	—	5	8	0

	Fluence India ReNew JV Private Limited
Balance as at March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Capital creditors	—	—	247	3

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

vii)
Details of transactions with entities which had significant influence on RPL

	GS Wyvern Holdings Limited
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Compulsorily convertible preference shares converted to equity	9,222	—	—	—

viii)
Transactions with other related parties

	ReNew Foundation
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Contribution for activities related to corporate social responsibility	0	22	33	0

	KMP and their relatives
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Put options exercised during the year (refer Note 20)	—	980	1,000	12

	KMP and their relatives
Transactions during the year end March 31,	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)
Retention bonus given	—	—	570	7

a)
Financial guarantees

During January 2021, RPL had provided financial guarantee on the loans obtained by the shareholder, Wisemore Advisory Private Limited amounting to INR 4,900, being the maximum Group exposure, towards non-convertible debentures for a 7-month period. In the event of default, the Group will have to repay the non-convertible debentures. The Group has not received any consideration for guarantee given. The Group had initially measured financial guarantee at fair value amounting INR 121 with corresponding amount recognised in equity as distributions to equity shareholder. The said guarantee was revoked in August 2021 and the outstanding financial guarantee of INR 78 as on that date was immediately recorded under head "other income" in the statement of profit or loss.

b)
Put option with non controlling interest

During the year ended March 31, 2022, the Company had granted an option to the CEO, to purchase his entire shareholding in RPL, which was held directly or indirectly by him. As per the terms of option, the Company is required to purchase for cash the said shares in RPL at a 30 days volume weighted average price of the Company's share with conversion ratio of 1:0.8289 subject to a maximum of USD 12 per annum. The outstanding liability on this account as at March 31, 2024 is INR 5,935 (March 31, 2023: INR 5,409). During the year ended March 31, 2024, 2,116,955 options (March 31, 2023: 2,037,252; March 31, 2022: Nil) were exercised at weighted price of the Company shares over 30 trading days of $5.67/ share amounting to USD 12 (INR 1,000).

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

The Group discloses segment information in a manner consistent with internal reporting to the CEO. The Group has identified segments based on type of business operations. The reportable segments of Group under IFRS 8 - Operating segments, are (a) Wind, Solar and Hydro Power which predominantly relate to generation and sale of electricity and construction activities and (b) transmission line projects. During the year ended March 31, 2022 and 2023, the Group had started operations for Hydro Power and Transmission line projects, respectively and these operations have been disclosed as separate segments. The non-reportable segments relate to the other services being rendered by the Group.

The Group entities do not operate in more than one geographical segment. The Group discloses segment information Earnings before interest, tax, depreciation and amortisation (Segment EBITDA), where Segment EBITDA is measured on the basis of profit / (loss) from continuing operations, which is used by the CODM. The Group measures Segment EBITDA, a non-IFRS measure, as the revenue generated from the respective segment plus other income pertaining to the respective segment and is reduced by Raw materials and consumables used, employee benefit and other expenses, excluding depreciation and amortisation charges and finance costs, directly related to the individual segments.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

No operating segment has been aggregated to form the above reportable operating segments. Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the year ended March 31, 2022				For the year ended March 31, 2023					For the year ended March 31, 2024
Particulars	Wind power	Solar power	Hydro power(3)	Total	Wind power	Solar power	Hydro power(3)	Transmission line	Total	Wind power	Solar power	Hydro power(3)	Transmission line	Total	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(USD)
Revenue(1)	33,861	24,060	1,408	59,329	36,009	32,105	2,463	7,557	78,134	40,847	33,671	2,256	4,347	81,121	973
Revenue	33,861	24,060	1,408	59,329	36,009	32,105	2,463	7,557	78,134	40,847	33,671	2,256	4,347	81,121	973

Other income	5,730	3,128	4	8,862	6,710	2,214	12	157	9,093	5,835	3,285	44	552	9,716	117
Total income (a)	39,591	27,188	1,412	68,191	42,719	34,319	2,475	7,714	87,227	46,682	36,956	2,300	4,899	90,837	1,090

Less: Raw materials and consumables used, employee benefit and other expenses(2)	5,924	3,562	167	9,653	7,961	4,830	243	7,264	20,298	7,859	5,384	367	3,735	17,345	208
Total expenses (b)	5,924	3,562	167	9,653	7,961	4,830	243	7,264	20,298	7,859	5,384	367	3,735	17,345	208

Segment EBITDA (a) - (b)	33,667	23,626	1,245	58,538	34,758	29,489	2,232	450	66,929	38,823	31,572	1,933	1,164	73,492	882

Add: Revenue from non-reportable segments(1)				20					89					198	2
Less: Employee benefit and other expenses for non-reportable segments				(134)					(551)					(864)	(10)
Add: Un-allocable other income (4)				984					637					4,945	59
Less: Un-allocable employee benefit and other expenses (4)				(4,963)					(5,433)					(4,955)	(59)
Less: Depreciation and amortisation expense				(13,764)					(15,901)					(17,583)	(211)
Add / (less): Change in fair value of warrants				(690)					1,356					551	7
Less: Listing and related expenses				(10,512)					—					—	—
Less: Finance costs and fair value change in derivative instruments(2)				(41,712)					(49,689)					(47,487)	(570)
Profit / (loss) before tax				(12,233)					(2,563)					8,297	100
Less: Share of (loss) / profit of jointly controlled entities				—					93					(155)	(2)
Less: Income tax expense				(3,895)					(2,559)					(3,995)	(48)
Profit / (loss) for the year				(16,128)					(5,029)					4,147	50

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The revenue from two major customers for the year ended March 31, 2024 amounts to INR 23,343 (March 31, 2023: one customer amounting INR 11,747; March 31, 2022: five customers amounting INR 35,290) each of which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 15,983 (March 31, 2023: INR 5,138; March 31, 2022: INR 22,510) and solar segment amounts to INR 7,360 (March 31, 2023: 6,609; March 31, 2022: INR 12,780).

Notes:

(1)
Revenue as per the consolidated statement of profit or loss is the sum of revenue from reportable and non-reportable segments.
(2)
Loss of INR 19 (March 31, 2023: INR 1,277) arising due to customers availing LPS scheme and there by extended credit period has been recognised as a segment cost as is it relates to specific assets of the segment (refer Note 33(i)).
(3)
The segment information for the year ended March 31, 2022 was revised to disclose "Hydro Power" segment separately in line with the Company's current internal reporting structure.
(4)
Unallocable income and expenses are not allocated to individual segments as those are managed at an overall group level.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

43.
Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the Group:

	As at March 31, 2023		As at March 31, 2024		As at March 31, 2024
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets

Measured at amortised cost
Security deposits	355	355	543	543	7	7
Bank deposits with remaining maturity for more than twelve months	1,003	1,003	2,888	2,888	35	35
Trade receivables	30,687	30,687	21,856	21,856	262	262
Cash and cash equivalents	38,182	38,182	27,021	27,021	324	324
Bank balances other than cash and cash equivalents	37,837	37,837	50,706	50,706	608	608
Advances recoverable	700	700	1,449	1,449	17	17
Interest accrued on fixed deposits	555	555	1,003	1,003	12	12
Interest accrued on loans to related parties	—	—	4	4	0	0
Government grants receivable	353	353	322	322	4	4
Deferred consideration receivable	2,409	2,409	1,026	1,026	12	12
Loans to related parties	55	55	232	232	3	3
Other current financial assets	975	975	438	438	5	5

Measured at fair value through profit or loss
Investments	926	926	2,325	2,325	28	28

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	6,336	6,336	3,566	3,566	43	43

Financial liabilities
Measured at amortised cost
Interest-bearing loans and borrowings - long term	487,884	447,512	595,664	585,787	7,148	7,029
Interest accrued	3,212	3,212	2,957	2,957	35	35
Capital creditors	33,480	33,480	40,092	40,092	481	481
Purchase consideration payable	1,681	1,681	44	44	1	1
Liability for operation and maintenance	2,033	2,033	2,193	2,193	26	26
Interest-bearing loans and borrowings - short term	42,522	42,522	51,652	51,652	620	620
Trade payables	6,118	6,118	9,094	9,094	109	109

Financial liabilities at fair value
Liability for put options with non-controlling interests	5,409	5,409	5,935	5,935	71	71

Financial liabilities at fair value through profit or loss
Derivative instruments - share warrants	1,309	1,309	772	772	9	9

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	866	866	546	546	7	7

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)
Fair values of the Group’s interest bearing loans and borrowings including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including credit risk. The non-performance risk as at March 31, 2024 and 2023 was assessed to be insignificant.
ii)
Fair values of the liability component of compulsory convertible debentures and optionally convertible debentures are determined by using DCF method using discount rate that reflects the borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2024 and 2023 was assessed to be insignificant.
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
44.
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

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the years ended March 31, 2024 and 2023. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

'The following table provides the fair value measurement hierarchy of the financial assets and liabilities of the Group:

		As at March 31, 2023		As at March 31, 2024		As at March 31, 2024
Particulars	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
		(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	6,336	6,336	3,566	3,566	43	43

Financial assets at fair value through profit or loss
Investments	Level 2	926	926	2,325	2,325	28	28

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	5,409	5,409	5,935	5,935	71	71

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	866	866	546	546	7	7

Financial liabilities at fair value through profit or loss
Derivative instruments
- public share warrants	Level 1	915	915	558	558	7	7
- private share warrants	Level 2	394	394	214	214	3	3

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Set out below are the fair value hierarchy, valuation techniques and inputs used as at March 31, 2024 and March 31, 2023:

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

Financial liabilities at fair value through profit or loss
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

45.
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

The sensitivity analysis in the following sections relate to the position as at March 31, 2024 and 2023. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at March 31, 2024 and 2023.

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

Interest rate sensitivity

'The following table demonstrates the sensitivity to a reasonable possible change in interest rates on financial liabilities, i.e. floating interest rate borrowings in INR and USD. Interest rate sensitivity has been calculated for borrowings with floating rate of interest. For borrowings with fixed rate of interest sensitivity disclosure has not been made. With all other variables held constant, the Group's profit before tax is affected through the impact on financial liabilities, as follows:

	For the year ended March 31,
	2022		2023		2024
	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax
INR	+ / (-) 50	(-) / + 361	+ / (-) 50	(-) / + 727	+ / (-) 50	(-) / + 1,402

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

The maximum credit exposure to credit risk for the components of the statement of financial position at March 31, 2024 and 2023 is the carrying amount of all the financial assets except for financial guarantees. The Group’s maximum exposure relating to financial guarantees is disclosed in Note 47(ii) and the liquidity table below.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at March 31, 2024	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	12,730	970	546	9,967	24,212
Expected credit loss	529	451	149	1,226	2,356

As at March 31, 2023	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	11,912	6,740	7,189	6,201	32,042
Expected credit loss	233	-	574	548	1,355

* included trade receivables which are not yet due.

(ii)
Financial instruments and credit risk

Credit risk from balances with banks is managed by Group's treasury department. Investments, in the form of fixed deposits, loans and other investments, of surplus funds are made only with banks and financial institutions within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Group's treasury department in line with the approved investment policy. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty's potential failure to make payments.

(iii)
Other financial assets

Credit risk from other financial assets including loans is managed basis established policies of Group, procedures and controls relating to customer credit risk management. Outstanding receivables are regularly monitored. The Group does not hold collateral as security.

(iv)
Equity price risk

Share warrants

The Company has issued warrants to these warrants’ holders (refer Note 39), which entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and are recorded at fair value through profit or loss account basis market value of warrants. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of share warrants.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group has determined that an increase / (decrease) of 5% in the market value of warrants would have an impact of INR 38 (March 31, 2023: INR 64; March 31, 2022: INR 122) increase / (decrease) on the profit or loss for the year ended March 31, 2024 of the Group .

Put options

Non-controlling shareholders of RPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value basis volume weight average price of the Company shares over 30 trading days. The changes to the put option liability are accounted for in equity. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of shares of the Company.

The Group has determined that an increase / (decrease) of 5% in the volume weight average price of the Company shares would have an impact of INR 296 increase / (decrease) on the total equity of the Group for the year ended March 31, 2024 (March 31, 2023: INR 270; March 31, 2022: INR 477).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The table below summarises the maturity profile of financial liabilities of the Group based on contractual undiscounted payments:

As at March 31, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	61,883	7,463	69,346
Compulsorily convertible debentures*	—	—	—	8,064	38,287	46,351
Optionally convertible debentures*	—	—	—	785	7,209	7,994
Term loan from banks*	—	—	—	154,033	35,001	189,034
Loans from financial institutions*	—	—	—	160,069	147,384	307,453
Senior secured notes*	—	—	—	157,976	-	157,976
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	17,822	9,858	—	—	27,680
Term loan from banks and financial institutions (secured)	—	1,600	—	—	—	1,600
Working capital term loan	—	6,799	4,450	—	—	11,249
Buyer's / Supplier's credit	—	9,603	1,520	—	—	11,123
Other financial liabilities
Lease liabilities	—	196	701	2,991	24,576	28,464
Current maturities of long term interest-bearing loans and borrowings*	680	17,264	63,464	—	—	81,408
Interest accrued	—	1,160	1,797	—	—	2,957
Capital creditors	—	40,092	—	—	—	40,092
Purchase consideration payable	—	44	—	—	—	44
Trade payables
Trade payables	—	9,094	—	—	—	9,094

As at March 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Non convertible debentures (secured)*	—	—	—	83,396	7,012	90,408
Compulsorily convertible debentures*	—	—	—	11,416	40,263	51,679
Term loan from banks*	—	—	—	97,633	47,709	145,342
Loans from financial institutions*	—	—	—	122,648	146,258	268,906
Senior secured notes*	—	—	—	77,371	48,989	126,360
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	15,792	8,634	—	—	24,426
Term loan from banks and financial institutions (secured)	—	2,500	2,056	—	—	4,556
Working capital term loan (secured)	—	8,490	5,051	—	—	13,541
Other financial liabilities
Lease liabilities	—	166	522	2,195	14,554	17,437
Current maturities of long term interest-bearing loans and borrowings*	—	10,036	44,655	—	—	54,691
Interest accrued	—	2,175	1,037	—	—	3,212
Capital creditors	—	33,480	—	—	—	33,480
Purchase consideration payable	—	1,681	—	—	—	1,681
Trade payables
Trade payables	—	6,118	—	—	—	6,118

* Including future interest payments.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

46.
Capital management

For the purpose of the capital management, capital includes issued equity capital, compulsorily convertible debentures, compulsorily convertible preference shares, optionally convertible debentures, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group's management is to maximise the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group monitor capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Group includes within net debt, interest bearing loans and borrowings and other payables, less cash and short-term deposits. The Group systematically evaluates opportunities for managing its assets including that of buying new assets, partially or entirely sell existing assets and potential new joint ventures. Crystallisation of any such opportunity shall help the Group in improving the overall portfolio of assets, cash flow management and shareholder returns.

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

There are no unremediated breaches of the covenants on any interest bearing loans and borrowings as at March 31, 2024 and 2023.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2024, 2023 and 2022.

47.
Commitments, liabilities and contingencies (to the extent not provided for)
(i)
Contingent liabilities

Description	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Contingent liabilities on account of liquidated damages for delay in project commissioning for which no material liability is expected. Further, the management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects.	1,544	484	6
Contingent liabilities on account of transmission penalties for inability to execute or delays in execution of projects	1,259	1,283	15
VAT, GST, service tax, entry tax matters#	52	—	—
Income tax disallowances / demands under litigation	166	190	2
Others^	429	759	9

# The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

^includes disputes related to land, water tax on Electricity Generation Act, 2012 and Forecasting, Scheduling, Deviation Settlement Mechanism , third party claims and related matters of wind and solar generating stations Regulations, 2018 (DSM Regulations, 2018) etc.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

As at March 31, 2024, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 56,857 (March 31, 2023: INR 119,739).

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 31,733 as at March 31, 2024 (March 31, 2023: INR 18,607).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

48.
Legal matters
(a)
Dispute with Southern Power Distribution Company of Andhra Pradesh Limited

Certain subsidiary companies (AP entities) have entered into long-term PPAs having a cumulative capacity of 777 MWs (wind and solar energy projects) with Southern Power Distribution Company of Andhra Pradesh Limited i.e. the distribution company of Andhra Pradesh (APDISCOM). These PPAs have a fixed rate per unit of electricity for the 25-year term. With regard to aforementioned PPAs, certain litigations as described below are currently underway:

1. In terms of the Generation Based Incentive (GBI) scheme of the Ministry of Renewable Energy (MNRE), the AP entities accrue income based on units of power supplied under the aforementioned PPAs. Andhra Pradesh Electricity Regulatory Commission (APERC) vide its order in July 2018 allowed APDISCOMS to interpret the Andhra Pradesh Electricity Regulatory Commission (Terms and Conditions for Tariff Determination for Wind Power Projects) Regulations, 2015 (Regulations) in a manner to treat GBI as a pass through in the tariff.

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018 thereby directing APDISCOM not to deduct GBI from future billings from date of the order. As at March 31, 2024, the cumulative amount recoverable from the APDISCOM included in trade receivables amounts to INR 4,598 (March 31, 2023: INR 3,975 million).

The management, basis its assessment and the practice followed consistently in other states, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme. Therefore the outstanding amount is recoverable and continues to be recognised in the consolidated financial statements.

2. The Government of Andhra Pradesh (GoAP) issued an order (GO) dated July 1, 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated July 11, 2019 and July 12, 2019 to the AP entities, requesting for revision of tariffs as agreed in the PPAs. The AP entities filed a writ petition on July 23, 2019 before the AP High Court challenging the GO and the said letters issued by APDISCOM for renegotiation of tariffs. The AP High Court issued its order dated September 24, 2019 ruled as follows:

i. Writ petition is allowed, and both GO and the subsequent letters are set aside.

ii. Further, APDISCOM were instructed to honor pending and future bills and pay the same at the interim rate of INR 2.43 per unit till determination of Original Petition (O.P.) No. 17 of 2018 pending before APERC

iii. APERC to dispose-off the case within a time frame of six months.

The AP Entities filed a Writ Appeal before the division bench of the AP High Court challenging the jurisdiction of APERC in entertaining O.P. No. 17 of 2018. Parallelly, the AP Entities filed another Writ Appeal before the division bench of the AP High Court challenging AP High Court’s direction to the APDISCOM to pay tariff at interim rate till determination of OP No. 17 of 2018 by APERC.

Thereafter, by its final order dated March 15, 2022, the AP High Court disposed off common batch matters and allowed the appeals by AP entities and set aside the Order dated September 24, 2019, holding that APERC does not have the jurisdiction to entertain Original Petition (O.P.) No. 17 of 2018 and directing APDISCOM to pay all outstanding amounts to AP entities within a period of 6 weeks.

APDISCOM filed petitions before the Supreme Court seeking special leave to appeal against the AP High Court's order dated March 15, 2022. The Supreme Court by its Order dated December 14, 2022, has issued notice to the respondents in one of the petitions viz. jurisdiction of the APERC to entertain OP 17 of 2019. The APDISCOM petition before Supreme Court is pending for final adjudication. As at March 31, 2024, the cumulative amount recoverable from the APDISCOM in relation to this matter included in trade receivables amounts to INR 3,064 (March 31, 2023: INR 2,305 million).

In view of the favourable order by the AP High Court and basis the internal anaylsis, management believes that it has strong merits in the case and no additional adjustment is required in the consolidated financial statements.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
Dispute with Karnataka Electricity Regulatory Commission

ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Group, set up projects to supply electricity for captive use by their shareholders. The KERC, through a circular dated September 18, 2018, directed the Karnataka Electricity Supply Companies ('KESCOMs') and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge ('CSS') and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, Electricity Supply Companies ('ESCOMs') issued demand letters to the captive users of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due to failure of compliance with the Electricity Rules, 2005. The Group filed writ petitions challenging the circular and the demand letters and against the ESCOMs (“Karnataka Writs”) and separate petitions before the KERC for quashing the demand letters (“Karnataka Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019, and September 18, 2020, ordered the KESCOMs to refrain from taking any precipitative action against captive users. Thereafter, the KERC disposed of the Karnataka petitions based on the principles laid down by the Appellate Tribunal For Electricity ('APTEL') in its judgment dated June 7, 2021, in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others. KERC declared that the plant maintained its compliance as a captive generating plant for FY 2017-18, except for FY 2013-14 and FY 2015-16.

On October 9, 2023, the Supreme Court notified its judgment in Civil Appeal Nos. 8527-8529 of 2009 in the matter of M/s Dakshin Gujarat Vij Company Limited, upholding the test of proportionality on a Special Purpose Vehicle (SPV), which was otherwise exempted, and reversing the judgment in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others.

In December 2023, the KESCOMs challenged the KERC order before the APTEL, which is pending final adjudication.

The Group has also filed a Writ Petition before Karnataka High Court challenging the levy of CSS, since the levy was intended to be a temporary provision and were supposed to be reduced progressively in subsequent years. The Group believes that since there was no levy of cross-subsidy surcharge since FY 2009-2012, it cannot be re-introduced as per the intent of the Act.

The pleadings are completed and the matter is listed for final arguments. Further, the responsibility of drawing power in proportion to the shareholding was squarely on the consumers and hence as per the PPAs, it cannot be recovered from the Group. Neither a demand has been received till date nor does the Group expect any material demand in future.

Basis internal evaluation, management believes that there are merits in its position and that the demand raised by distribution companies would be utimately rescinded and hence no adjustment has been made in the consolidated financial statements in this regard.

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

Pay fixed INR and receive USD and pay fixed interest at 4.07% to 9.79% p.a. and receive a variable interest at 3 months SOFR plus 2% - 2.61% p.a, 3 months 3M EURIBOR + 2.50% p.a. and fixed interest at 2.88% to 7.10% p.a. on the notional amount.

Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 0.91% to 8.36% p.a. and receive a fixed interest in USD at 0.85% to 7.95% on the notional amount.

The cash flow hedges through Cross Currency Swap (CCS) of USD 1580 (March 31, 2023: USD 685), CCS of EURO 38 (March 31, 2023: 39), Coupon Only Swap (COS) of USD 820 (March 31, 2023: USD 1,255), Principal Only Swap (POS) of USD 355 (March 31, 2023: USD 102) and Call Spread of USD 450 (March 31, 2023: USD 400), foreign currency call options of USD 658 (March 31, 2023: USD 855) and foreign currency forwards of USD 181 (March 31,2023: INR 57), EUR 15 (March 31, 2023: 18) and CNH 3,135 (March 31,2023: 4,674) outstanding at the year ended March 31, 2024 were assessed to be highly effective and a mark to market (loss)/gain of INR (378) (March 31, 2023: INR 2,249, March 31, 2022: INR 763) with a deferred tax liability/(Asset) of INR (82) (March 31, 2023: INR 564, March 31, 2022: INR 228) is included in OCI.

- All of the cash flow hedges were fully effective during the years ended March 31, 2024, 2023 and 2022.

- All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at March 31, 2024 and 2023.

The expiry dates of cash flow hedge deals range between April 15, 2024 to March 31, 2027.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Foreign currency and interest rate risk

Forward contracts, swaps, call option and call spreads measured at FVTOCI are designated as hedging instruments in cash flow hedges of interest and principal payments in USD, CNH and EURO.

	March 31, 2023		March 31, 2024
	Assets	Liabilities	Assets	Liabilities
	(INR)	(INR)	(INR)	(INR)
Derivative contracts designated as hedging instruments - Non-current	4,216	521	2,593	225
Derivative contracts designated as hedging instruments - Current	2,120	1,654	973	1,093

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Hedge reserve movement

	For the year ended March 31,
a) Cash flow hedge reserve	2022	2023	2024	2024
	(INR)	(INR)	(INR)	(USD)

Opening balance (after non-controlling interest)	(4,061)	668	1,679	20
Gain / (loss) recognised on cash flow hedges	1,878	9,606	(2,715)	(33)
(Gain) / loss reclassified to profit or loss (under head finance costs)	(212)	(8,086)	406	5
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	—	57	(11)	(0)
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	907	—	(75)	(1)
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	1,629	(90)	—	—
Income tax relating on cash flow hedges*	411	(336)	594	7
Closing balance	552	1,819	(122)	(1)
Less: Non-controlling interest movement	116	(140)	154	2
Closing balance (after non-controlling interest)	668	1,679	32	1

b) Cost of hedge reserve on cash flow hedges

Opening balance (after non-controlling interest)	(1,161)	(1,996)	(2,297)	(28)
Effective portion of changes in fair value	(6,128)	(5,923)	(3,346)	(40)
Amount reclassified to profit or loss (under head "Finance costs and fair value change in derivative instruments")	4,740	4,194	2,435	29
Loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	—	—	1,177	14
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	—	1,340	400	5
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	—	12	—	—
Income tax relating to cost of hedge reserve*	338	87	(243)	(3)
Closing balance	(2,211)	(2,286)	(1,874)	(22)
Less: Non-controlling interest movement	215	(11)	(25)	(0)
Closing balance (after non-controlling interest)	(1,996)	(2,297)	(1,899)	(23)

c) Total Hedge reserve movement (a+b)

Opening balance (after non-controlling interest)	(5,222)	(1,328)	(618)	(7)
OCI for the year	3,563	861	(2,205)	(26)
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment), net of tax	-	-	827	10
Attributable to non-controlling interests	331	(151)	129	2
Closing balance (after non-controlling interest)	(1,328)	(618)	(1,867)	(22)

*includes amount recognised directly in equity

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

50.
Joint arrangements
(a)
Joint ventures

The Group on December 14, 2022, through its subsidiary, ReNew Power International Limited (RPIL), acquired 40% shareholding in 3E NV, a limited liability non-listed company incorporated, organized and existing under the laws of Belgium. 3E NV along with its subsidiaries is engaged in the business of (i) digital solutions, SaaS and expert services for performance optimisation and analytics of renewable energy assets including energy storage, over the full life cycle, and (ii) the supply of various expert services for engineering, technical and strategic decision support in the area of renewable energy. Based on the terms contained in the share purchase agreement, RPIL will have equal representation on the Board of 3E NV and the decisions about its relevant activities require unanimous consent of the parties sharing control. All the shareholders including RPIL have a residual interest in the net assets of 3E NV. In addition, RPIL is required to acquire an additional 40% stake in 3E NV and gain control over it once conditions precedent in the share purchase agreement have been complied with. The management has assessed that the Group does not have currently exercisable substantive rights to control 3E NV as at 31 March 2024, nor it has present access to returns associated with the additional 40% ownership interest to be acquired at a future date. The management has also determined that considering the exercise price, fair value of the forward contract to acquire an additional 40% stake in 3E NV is not material. Accordingly, the Group has classified its interest in 3E NV as a joint venture and is accounted for using the equity method in the consolidated financial statements. During the year ended March 31, 2024, the Group recognised loss of INR 145 in the consolidated statement of profit or loss as its share in the post-acquisition loss of 3E NV (March 31, 2023: gain of INR 99). Accordingly, the carrying value of RPIL’s investment as at March 31, 2024 is INR 2,456 including goodwill of INR 2,366 (March 31, 2023: INR 2,601 including goodwill of INR 2,366). Besides aforementioned, additional financial information of 3E NV is not material.

ii) The Group on August 5, 2022 entered into a joint venture agreement with Fluence Energy Singapore Pte. Ltd., to jointly establish a lithium ion Battery Energy Storage System (BESS) integration business in India including the sale, distribution and marketing of the technology and servicing the projects. The agreement prescribes the committed funding amount of USD 10, which shall be split evenly between the parties. Accordingly, the RPL has contributed USD 5 (INR 412) to the entity, Fluence India ReNew JV Private Limited (Fluence). Based on the terms contained in agreement this transaction has been classified as joint venture. The Group’s interest in in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2024, the Group recognised a loss of INR Nil in the consolidated statement of profit or loss as its share in the post-acquisition losses of Fluence (March 31, 2023: Loss of INR 6). Accordingly, the carrying value of investment in Fluence as at March 31, 2024 is INR 406 (March 31, 2023: INR 406). There are no material assets and liabilities.

iii) The Group through its subsidiary 'ReNew Private Limited' entered into an agreement on July 27, 2023 with Indian Oil Corporation of India ('IOCL) and Larsen & Toubro Limited ('L&T') to form a joint controlled entity namely 'GH4 India Private Limited' (‘GH4’) incorporated under the laws of India. The aforesaid entity was incorporated with the purpose of developing (including construction) green hydrogen (and its derivatives including green ammonia, methanol, etc.), production assets, associated renewable asset. The Company invested INR 10 to acquire 33.33% equity stake in GH4. Based on the terms contained in agreement this transaction has been classified as joint venture. The Group’s interest in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2024, the Group recognised a loss of INR 10 in the consolidated statement of profit or loss as its share in the post-acquisition losses of GH4. Accordingly, the carrying value of investment in GH4 as at March 31, 2024 stands at Nil. There are no material assets and liabilities.

(b)
Joint Operations

The Group has 50% interest in a joint arrangement called VG DTL Transmissions Private Limited which was set up together with KP Energy Limited to develop evacuation facility for the SECI III project in the state of Gujarat. The country of incorporation and principal place of business of the joint operation is in India. The interest in joint operation is not significant to the Group.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

51.
Business combination
(a)
Accounting for the Transaction referred in Note 1:

Upon consummation of the Transaction explained in Note 1, the Company has issued following shares /warrants to the shareholders of RMG II, shareholders of RPL and PIPE investors:

(i)
RPL shareholders:

- The Company acquired approximately 90% shareholding in RPL from existing shareholders of RPL.

- Details of shares issued and cash paid to existing shareholders of RPL is as follows

	Shares issued / cash consideration by the Company
Investor	Number of RPL's ordinary equity shares transferred	Class A shares	Class B shares	Class C shares	Class D shares	Cash consideration
GS Wyvern Holdings Limited	184,709,600	34,133,476	—	106,074,525	—	8,319
Canada Pension Plan Investment Board	61,608,099	46,867,691	—	—	1	3,120
Abu Dhabi Investment Authority	75,244,318	58,170,916	—	—	—	3,120
JERA Power RN, B.V.	34,411,682	28,524,255	—	—	—	—
GEF SACEF India	12,375,767	9,658,421	—	—	—	446
Founder investors*	7,479,685	—	1	—	—	4,605
	375,829,151	177,354,759	1	106,074,525	1	19,609

* Represents shares held by (a) Wisemore Advisory Private Limited, (b) Cognisa Investment, and (c) Mr. Sumant Sinha.

(ii)
RMG II shareholders:

- 19,511,966 class A shares of the Company to holders of RMG II class A and class B common stock in exchange for their respective shares of RMG II class A and class B common stock on a one-for-one basis.

- Each outstanding warrant to purchase shares of RMG II’s common stock was converted into a warrant to acquire one common share of the Company. A total of 11,500,000 public warrants and 7,026,807 private warrants of RMG II were converted into public and private warrants of the Company respectively on a one-for-one basis. Such warrants are classified as a liability and are measured at fair value (refer Note 39). These warrants are considered as part of net assets acquired.

(iii)
Private investment in public equity (PIPE) investors

The Company has issued 85,500,000 share to PIPE investors at USD 10 per share amounting to INR 63,506.

(iv)
Accounting for the Transaction

For accounting purposes, RPL was deemed to be the accounting acquirer in this transaction and consequently, this transaction was treated as a capital transaction involving the issuance of RPL shares (refer Note 2.3).

The net assets acquired was the fair value of the net assets of RMG II, which on August 23, 2021 was INR 5,165 and amount infused by PIPE investors of INR 63,506.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Net assets, fair value of considerations and listing and related expenses amount was calculated as follows:

Particulars	Amount
Net Assets of RMG II
Cash and cash equivalents	8,139
Prepayments	16
Share warrants	(1,747)
Trade payables	(1,243)
(1) Total	5,165
(2) PIPE investors	63,506
(3) Total net assets ((1)+(2))	68,671
(4) Fair value of 127,381,626 shares deemed to be issued by RPL at INR 606.96 per share ^	77,315
(5) Fair value of consideration paid in excess of net assets acquired ((4)-(3))	8,644
(6) Transaction costs related to acquisition and listing	1,868
(7) Listing and related expenses ((5)+(6))	10,512

The costs incurred for this transaction was INR 5,528. An amount of INR 1,868 has been charged to statement of profit or loss and INR 3,660 in statement of changes in equity under share premium.

^ The fair value of the shares in RPL has been determined using discounted cash flow method. Following is the summary of assumptions considered by the Company in determining the fair value of RPL per share value, a level 3 fair valuation technique.

Particulars	August 23, 2021
Cost of equity (CoE)	14.46% - 12.11%
- Beta equity	0.94
- Beta asset	0.57
- Risk free rate (RFR)	6.91%
- Equity risk premium (ERP)	For FY 2022 – 8%, Post FY 2022 – 6.5%

(v)
Non-controlling interests

As a result of the Transaction, there was recognition of non-controlling interest of 10% in RPL which majorly include GS Wyvern Holdings Limited, Canada Pension Plan Investment Board and Founder investors.

Non-controlling shareholders of RPL (refer Note 20) have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity.

Certain non-controlling shareholders of RPL (excluding non-controlling shareholders having put option to be settled in cash as stated in above paragraph) have an arrangement with the Company to put shares held by them in the Company for fixed number of class A shares of the Company at time of exercise of put options. These put options are exercisable at sole discretion of non-controlling interest. No premium is received by the Company for the put options given. These put options do not grant present access to ownership interest to the Group. Accordingly, in respect of these put options, non-controlling interest is continued to be recognised.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
Transaction with non-controlling interests
(i)
Acquisition of additional interest

ReNew Private Limited

On August 23, 2021, the Group acquired an additional 3% interest in the voting shares of ReNew Private Limited from some of the employees and GS Wyvern Holdings Limited, increasing its ownership interest to 93%. Cash consideration of INR 736 was paid to the non-controlling shareholders. Further, 12,289,241 equity shares of value INR 9,128 were issued to the non-controlling shareholders. The carrying value of the net assets of ReNew Private Limited was INR 130,497. The carrying value of the additional interest acquired at the date of acquisition was INR 4,242.

For the year ended March 31, 2022

Particulars	ReNew Power Private Limited
(INR)
Date of transaction with non-controlling interests	August 23, 2021
Segment	Wind and solar power

Change in interest (%)	3.34%
Non-controlling interest acquired	4,242
CCDs derecognised (liability component)	-
Cash consideration paid	736
Issue of Class C shares of the Company (including share premium)	9,128
Difference recognised in capital reserve within equity	(5,623)

There are other insignificant acquisitions of non-controlling interest for the years ended March 31, 2024, 2023 and 2022.

52.
Acquisition of ReGen Powertech Private Limited

The Company through its subsidiary, ReNew Power Services Private Limited (ReNew Power Services) made the successful bid to acquire ReGen Powertech Private Limited (ReGen) and was declared the successful resolution applicant as per order of National Company Law Tribunal (NCLT) dated February 1, 2022. According to the approved resolution plan, ReNew Power Services as the successful resolution applicant, was required to transfer the first tranche of purchase consideration within 30 days, upon which the business would have been transferred to ReNew Power Services and the existing share capital of ReGen would have been extinguished with new shares being issued to ReNew Power Services. Accordingly, ReNew Power Services has paid an amount approximating to INR 716 out of the total consideration, that was supposed to be paid to the Committee of Creditors (CoC) and subsequently, a new board was formed with ReNew nominated directors, and the first meeting was convened on the same date for the issuance of new equity shares to ReNew Power Services.

However, few aggrieved parties challenged the NCLT order approving ReNew Power Services' resolution plan in National Company Law Appellate Tribunal (NCLAT), which through its order dated March 9, 2022, the NCLAT directed deferment of the further implementation of the resolution plan through common order dated August 31, 2023, NCLAT set aside the order of NCLT which had approved the Resolution Plan of Renew Power Services Limited. Appeal against the said order is pending before the Supreme Court of India, in which notice has been issued and the next date of hearing is awaited. Renew Power Services has filed an application before NCLT seeking refund of the payment made by it in compliance and execution of the Resolution Plan which had been approved by NCLT and subsequently set aside by NCLAT. The matter before NCLT for refund of payment is currently pending.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

53.
Accounting for transmission line projects entered into by the Group

During the year ended March 31, 2023, the Group through its subsidiaries engaged in transmission business wherein the subsidiaries had entered into Transmission Services Agreements (TSA) with the Government (Grantor) on BOOM and/or Build, Own, Operate and Transfer (BOOT) basis. The Group through its subsidiaries acts as a transmission licensee.

a) Accounting for transmission line BOOM projects

The TSAs have been entered for term of 35 years, as against the asset’s useful life of 50 years, and as per the terms of the TSA the Group is responsible for constructing the Transmission project, then operating and maintaining these Transmission projects and make them available for use by the Grantor for the entire TSA period. TSAs have a fixed annual levelized tariff for 35 years’ period, subject only to the Group ensuring minimum specified availability of the asset and any reduction in availability will lead to a downward revision in tariff for the relevant period.

Further, as per the electricity regulations applicable at the time of entering TSA, it was mandatory for the Group to hold transmission license in order to transmit electricity through its transmission line. In addition, even after the end of 35 years period; the Government had the ability and right to (i) decide on the extension of the TSA period, including the tariff to be charged or (ii) appoint another operator to operate the infrastructure.

Accordingly, the aforesaid TSA(s), read together with the prevailing regulations, were assessed to be Service Concession Agreements covered under IFRIC 12 and were accounted for using the financial asset model under IFRIC 12.

Subsequently, in January 2024, there are changes in the applicable regulations allowing companies which have entered into TSA under the BOOM model to independently operate the infrastructure without any grantor involvement, including determine tariff for its usage after the TSA term of 35 years. As a result of the changes in the regulations, after the TSA period, the Government no longer has the ability and right to (i) decide on the extension of the TSA period, including the tariff to be charged or (ii) appoint another operator to operate the infrastructure. Based on the Group’s analysis of changes in the regulation duly supported by an external legal advice, these changes in the regulation also apply to all pre-existing TSAs and thus the Group now will have exclusive control over the residual interest, which it has assessed to be significant. Consequentially, the TSA no longer qualifies to be a Service Concession Agreement under IFRIC 12. In the absence of any clear guidance under IFRIC 12, the management has referred guidance under other IFRS dealing with similar and related issues as well as most recent pronouncements of the other standard setting bodies particularly lease modification accounting in IFRS 16 as applicable to the lessor to deal with impact of change in the regulation. Accordingly, the management has applied below accounting in this scenario:

(i) On the date of change in the regulations, the Group has derecognised the contract asset of INR 10,583 recognised toward services rendered till date and recognised PPE at its fair value. The difference between the fair value of the PPE so recognised and the derecognised contract asset, which is a non-monetary government grant, is not material. Subsequent construction cost, for the uncompleted projects, is being added to the PPE. The PPE, once ready to use, is depreciated over its useful life as per IAS 16.

(ii) The Group has also assessed that post change in regulation, the TSA would contain a lease element and a service element which would be separated and accounted for in accordance with IFRS 16 and IFRS 15 respectively. The said lease will be in the nature of an operating lease (refer Note 37).

The Group has two projects under the BOOM model of which construction of one was completed prior to the change in regulations and the other was under construction. Upto the date of change in regulations, the Group had recognised construction revenues of INR 9,987 (including INR 7,478 upto March 31, 2023) and operating and maintenance revenues of INR 0 (upto March 31, 2023: Nil) and consequential contract assets of INR 10,583 and trade receivables of INR 95 were existing on that date. The construction profit of INR 386 million (including INR 289 upto March 31, 2023) for these contracts was included in construction revenue recognised upto the date of change in the regulations. The Group had also recognised finance income on contract assets of INR 691 (upto March 31, 2023: INR 152).

b) Accounting for transmission line BOOT projects under IFRIC 12, 'Service Concession Arrangements'

The TSAs have been entered for term of 35 years and as per the terms of the TSA, the Group is responsible for constructing the Transmission project, then operating and owning these Transmission projects for the entire concession period and thereafter transferring these projects to the grantor.

Such Transmission project have fixed annual levelised tariff as per terms of TSA and such arrangements fall under the purview IFRIC 12, 'Service Concession Arrangements' and have been accounted as per financial asset model.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The change in regulation mentioned under (a) above does not impact TSAs covered under the BOOT model and accounting thereof as in these cases the Company is obligated to transfer the assets to the grantor at the end of the TSA period.

c) The movement of contract assets during the year ended March 31, 2024 and 2023 are summarised below:

	As at March 31,
	2023	2024	2024
	(INR)	(INR)	(USD)
Balance at the beginning of the year	—	7,711	93
Recognition of contract assets pursuant to recognition of construction revenue*	7,557	4,153	50
Unwinding of contract assets (calculated at the rate of 7.01% p.a. to 9.01% p.a.)	154	530	6
Derecognition of contract asset for BOOM projects (refer (a) above)**	—	(10,678)	(128)
Balance at the end of the year	7,711	1,716	21

Non-current	7,139	1,500	18
Current	572	216	3

* includes profit of INR 161 (March 31, 2023: INR 292).

** includes INR 95 which was transferred to trade receivable

d) The transaction price allocated to the remaining construction activities and operation and maintenance services is approximately INR 661 and INR 632, respectively (March 31, 2023 INR 4,315 and INR 2,761 respectively). As the construction activities progress, the performance obligations will continue to be fulfilled and the remaining revenue would be recognised for projects covered under IFRIC 12. The Group expects to complete the construction activities within next year. Further, operating and maintenance services shall be completed over the tenure of TSAs.

54.
Subsequent events

The Group has evaluated subsequent events through July 29, 2024, which is the date when the consolidated financial statements were authorised for issuance. There are no events which would require any material adjustments or disclosures in these consolidated financial statements.