Form 20-F
period 2025-03-31
ReNew Energy Global plc
filed 2025-07-30
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2025, 244,405,376 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. As of March 31, 2025, the Company held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As of March 31, 2025, the Class B Ordinary Shares accordingly represented 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2025, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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
•
“AP DISCOMs” means collectively APSPDCL and Eastern Power Distribution Company of Andhra Pradesh Limited.
•
“APERC” means Andhra Pradesh Electricity Regulatory Commission.
•
“AP HC” means the High Court of Andhra Pradesh.
•
“APPC” means average power purchase cost.
•
“APSPDCL” means Southern Power Distribution Company of Andhra Pradesh Limited.
•
“APTEL” means Appellate Tribunal for Electricity.
•
“Audit Committee” means the Company’s audit committee.
•
“BESCOM” means Bangalore Electricity Supply Company Limited.
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
“COD” means Date of Commissioning.
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
•
“Consortium” has the meaning given to it in the section titled “History and Development of the Company” under Item 4.
•
“CPCB” means The Central Pollution Control Board of India.
•
“CPP Investments” means Canada Pension Plan Investment Board, a Canadian crown corporation organized and validly existing under the Canada Pension Plan Investment Board Act, 1997, c.40.
•
“CTUIL” means Central Transmission Utility of India Limited.
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
•
“ESCOM” means Electricity Supply Companies in Karnataka, India.
•
“ESG” means environmental, social and corporate governance.
•
“ESIA” means Environment and Social Impact Assessment.
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
•
“GDP” means gross domestic product.
•
“GERC” means Gujarat Electricity Regulatory Commission.
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
•
“IGST” means Integrated Goods and Services Tax.
•
“Indian Rupees” or “Rs” means the lawful currency of India.
•
“Investor Nominee Directors” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“IRS” means the U.S. Internal Revenue Service.
•
“ISOs” means incentive share options.
•
“ISTS” means inter-state transmission system.
•
“ITA” means the Indian Income Tax Act, 1961.
•
“JERA” means JERA Power RN BV, a company organized under the laws of the Netherlands, which is a wholly owned subsidiary of JERA Nex Limited – which is in turn the renewable power generation arm and a wholly owned subsidiary of JERA Co., Inc –, a limited company incorporated under the laws of England and Wales
•
“KERC” means Karnataka Electricity Regulatory Commission.
•
“KERC DSM Regulations” means the Karnataka Electricity Regulatory Commission (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015.
•
“LOA” means a letter of award.
•
“LTA” means Long-Term Access.
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
•
“MoP” means the Ministry of Power, Government of India.
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
•
“Supreme Court” means the Supreme Court of India.
•
“U.K.” means the United Kingdom.
•
“U.K. Companies Act” means the U.K. Companies Act 2006.
•
“UPERC” means Uttar Pradesh Electricity Regulatory Commission.

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
•
changes in applicable laws or regulations; and
•
our expectations regarding any transaction resulting from the offer received from the Consortium, including the timing or terms of any transaction with the Consortium or any other alternative transactions.

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

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including but not limited to those described in this Item 3.D. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

Risks Relating to the Group’s Business

•
We face risks and uncertainties when developing our projects.
•
If environmental conditions at our energy projects are unfavorable, our electricity production, and therefore our revenue from operations may be substantially below expectations.
•
There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us to risks.
•
The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.
•
Certain portions of our revenue, including merchant power sales, are prone to price volatility which is difficult to predict or hedge potentially adversely impacting our revenue predictability and profitability.
•
Counterparties to our PPAs may not fulfil their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows.
•
Our PPAs may be terminated upon the occurrence of certain events.
•
Our in-house EPC operations expose us to certain risks.
•
Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.
•
Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth.
•
Some of our key raw materials, components, and equipment are either single-sourced or sourced from a limited number of suppliers or have import restrictions.
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
•
We do not own all the land on which we operate.
•
We may face difficulties in expanding our operations to new areas of business or geographies within renewable energy generation in which we have limited or no prior operating experience.
•
Failure in pursuing strategic partnerships, acquisitions and capital recycling, may subject us to additional risks and not bring us anticipated benefits.
•
Our operations have inherent safety risks and hazards that require continuous oversight.
•
We are required to comply with anti-corruption laws and regulations of the United States government, United Kingdom and India, failure to comply, if any, may subject us to civil or criminal penalties and other remedial measures.
•
Material weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition stakeholder confidence.
•
The loss of senior management including other key employees, or a high rate of employee attrition, could materially disrupt our operations, impair execution of our business strategies, and adversely affect our competitive position
•
The order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation.
•
We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements.
•
Impairment of our long-term assets may have an adverse impact on our results of operations and financial condition.
•
We are involved in various tax and legal proceedings that may result in unfavorable outcomes.
•
If we incur an uninsured loss or a loss that significantly exceeds the limits of our insurance policies, this may adversely affect our financial condition.
•
Our results of operations and cash flows could be adversely affected by employee unrest / strikes / disputes.
•
ESG considerations and related reporting obligations may expose us to potential liabilities and reputational harm.
•
Military conflicts, acts of war, civil unrest, terrorism and pre-existing hostile conditions may adversely impact our operations.
•
Global economic and trade conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.
•
Our business could be adversely affected by security threats, including cybersecurity threats and system failures.
•
The solar industry may experience periods of structural imbalance between Indian/global PV module/cell supply and demand that result in periods of pricing volatility.
•
Underutilization of our module/cell manufacturing facilities may adversely affect our operations efficiency, financial condition, and future growth.
•
The loss of any significant customers in the manufacturing business, or contract rescindment may significantly reduce our sales and impact our financials.

Risks Relating to India

•
Our ability to acquire land may be subject to governmental policies.
•
A substantial portion of our business is located in India and is subject to regulatory, economic, social and political uncertainties.
•
Our business is dependent on the regulatory and policy environment affecting the renewable energy sector in India.
•
Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business.
•
A judgment of a foreign court may not be able to be enforced against us, certain of our directors or our key management, except by way of a suit in India on such judgment.
•
A decline in India’s foreign exchange reserves may adversely affect liquidity and interest rates in the Indian economy.

Risks Relating to the Company’s Securities

•
A transaction with the Consortium to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium may not be completed;
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
•
In case of any negative media coverage or publish inaccurate or unfavorable research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly.
•
We are incurring higher costs as a result of being a public company.
•
As a “foreign private issuer” we are permitted to, and may, file less or different information with the SEC.
•
As we are an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
•
English law requires that we meet certain additional financial requirements before we declare dividends or repurchase shares.
•
The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
•
A change in our tax residency could have an adverse effect our future profitability and cash flows, and may trigger taxes on dividends or exit charges.
•
We may encounter difficulties in obtaining lower rates of Indian withholding income tax envisaged by the DTAA for dividends distributed from India.
•
Any downgrading of our bond ratings could adversely impact our business and results of operations.

Risks Relating to the Group’s Business

We face risks and uncertainties when developing our projects.

The development and construction of our projects (including wind, solar, hydro, transmission, manufacturing, etc.) involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine that a project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other matters. Success in developing a project depends on many factors, including but not limited to:

•
accurately assessing resources availability at levels deemed acceptable for project development and operations.
•
fluctuations in foreign exchange and inflation rates impacting equipment and supplier costs.
•
fluctuations in the cost and availability of raw materials and purchased components.
•
receiving critical components and equipment (that meet our design specifications) on schedule and on acceptable commercial terms.
•
Availability of proven EPC contractors or skilled labor in new geographies or technologies.
•
Ability to execute in remote and challenging regions.
•
securing necessary project approvals, licenses and permits in a timely manner.
•
securing appropriate land, with satisfactory land use permits, on reasonable terms.

•
availability of adequate grid infrastructure and obtaining rights to interconnect the project to the grid or to transmit energy.
•
obtaining financing on competitive terms.
•
completing construction on schedule without any unforeseeable delays.
•
entering into PPAs or other offtake arrangements on acceptable terms.

Generally, our PPAs require that we bring our projects to commercial operation by a certain date. There may be delays or unexpected difficulties in completing our projects as a result of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. If we experience such problems, our business, financial condition, results of operations and prospects could be materially and adversely affected. Further, the majority of our PPAs provide for a reduction of tariff and/or damage if we fail to commission a project by the scheduled commission date. For example, there have been delays in the commissioning of certain projects across states like Karnataka, Maharashtra etc. If we are unable to adhere to project timelines for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other damages, including paying liquidated damages for delay in commissioning of projects or granting the off-taker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid and the respective off-taker, as agreed under the respective PPA and/or transmission agreements.

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

The revenue generated by our projects is proportional to the amount of electricity generated by those projects, which in turn is dependent on prevailing environmental conditions that impact those projects. In the year ended March 31, 2025, revenue generated from our wind power and solar power projects accounted for 45% and 37% of our total revenue. Operating results for wind, solar and hydro energy projects vary significantly depending on natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. In some periods, the wind, solar or hydro conditions may fall within our long-term estimates but not within the averages expected for such a period, while in some periods, the wind, solar or hydro conditions may also fall outside our long-term estimates. In addition, the amount of electricity our projects produce is dependent in part on the amount of sunlight or radiation (in the case of solar power projects), on hydrological conditions (in the case of hydro power projects) and on actual wind conditions, including wind speed (in the case of wind power projects).

Wind energy is highly dependent on weather conditions and in particular on wind conditions, which can be highly variable, particularly during the monsoon season in India which generally lasts from May to September. The profitability of a wind energy project depends not only on observed wind conditions at the site, which are inherently variable, but also on whether the conditions observed are consistent with assumptions made during the project development phase. Actual wind conditions at these sites, however, may not conform to the measured data in these studies and may be affected by variations in weather patterns, including any potential impact of climate change. For example, wind resource availability in recent years has generally been lower than projected, which has lowered the plant load factors and energy generation at several of our projects. In addition, climatic conditions may be adversely affected by nearby objects (such as buildings, other large-scale structures or wind turbines) developed later by third parties. Therefore, the electricity generated by our wind energy projects may not meet our anticipated production levels. If the wind resources at a particular site are below the levels we expect including in terms of quality, our rate of return for that project would be below our expectations.

We base our investment decisions with respect to each solar energy project on the findings of related solar studies conducted on-site prior to construction. However, actual climatic conditions at a project site may not conform to the findings of these studies. Unfavorable weather and atmospheric conditions could impair the effectiveness of our projects or reduce their output to levels below their rated capacity for example reduced water availability as an impact of climate change could increase costs for module cleaning. The operational performance of a particular solar energy project also depends on the contour of the land on which the project is situated. In case of highly variable contour land, the output of the solar farm situated on such a surface may be sub-optimal. Our solar power projects are also affected by the monsoon season, which generally lasts from May through September. Furthermore, components of our generation and transmission systems could be damaged by severe weather conditions, such as hailstorms, tornadoes or lightning strikes or levels of pollution, dust and humidity.

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

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us to risks.

We generated 59% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2025, while the remaining 41% of our total income is primarily attributable to transmission sales, open market sales, sales to commercial and industrial businesses, revenue from our module and cell manufacturing operations, financial income and other income. Further, we have one customer that is state distribution company which accounted for over 10% of our total income in the year ended March 31, 2025. Since distribution of electricity is controlled by central and state government-utility companies in India, there is a concentrated pool of potential purchasers for grid connected, utility-scale electricity generated by solar, wind and hydro energy projects. Such concentration may increase our exposure to the credit risk of a limited number of customers. If any of these utilities or power purchasers become unable or unwilling to fulfil their contractual obligations under the relevant PPA or refuses to accept power delivered under the PPAs or otherwise terminates such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, if the financial condition of these utilities or power purchasers deteriorates or other government policies to which they are currently subject to change, demand for electricity produced by our utility-scale wind, solar and hydro projects could be adversely impacted.

The majority of our revenue is exposed to fixed tariffs, changes in tariff regulation and structuring.

A substantial portion of our income is derived from the sale of electricity based on the tariffs specified in the PPAs, which are mostly determined through the competitive bidding process. Tariffs for our commercial and industrial customers are based on bilateral negotiations. Tariff rates for our PPAs for utility-scale projects are determined under a feed-in tariff mechanism, or “FiT,” or a bidding regime or are bilaterally agreed with third-party off-takers. The majority of our PPAs provide for fixed tariff rates. Under a few PPAs, the tariff is subject to escalation provisions.

The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commencement date of commercial operations for each of our projects. The terms of our PPAs with commercial and industrial customers range from 3 to 25 years. Further, we have three agreements in the transmission business with the Government of India (“GoI”) for a term of 35 years each. Under our long-term PPAs, we typically sell power generated from our projects to state distribution companies at pre-determined, fixed tariffs. Accordingly, if there is an industry-wide increase in tariffs or if we seek an extension of the term of the PPA, we may not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we may also not have the ability to reflect a corresponding increase in tariffs and pass through these costs to our off-takers. Therefore, the prices at which we supply power generally have little or no relationship with the costs incurred in generating power. Further, the majority of our PPAs have a term of up to 25 years, which is less than the useful life of our power generating assets, which averages 30 years. In the event a PPA is not renewed, we may be unable to sell the power we generate on favorable terms or at all, which could negatively impact the amount revenue we derive from the underlying asset.

Some of our PPAs provide for tariff increase due to “change in law,” as these impact the cost structures or obligations of developers and are typically eligible for pass-through or compensation mechanisms under the terms of the respective PPAs.

Various such claims including but not limited to amendments to the Indian Goods and Services Tax (“GST”) law, Basic Customs Duty (“BCD”), Safeguard Duty (“SGD”), or other fiscal and regulatory measures before electricity regulatory commissions, tribunals, and courts. The enforcement of ‘change in law’ claims require regulatory approvals, is time consuming, expensive, may face delays or legal challenges. there is a risk that certain claims may be dismissed, reconciliation processes may fail, or other deficiencies may prevent the Company from obtaining the sought relief. While not a litigation matter involving the Company, the Appellate Tribunal for Electricity (“APTEL”) has allowed certain events as valid ground for “change in law" claims under a PPA. The judgment was challenged before the Supreme Court of India. Supreme Court has stayed the enforceability of APTEL’s order only with respect to limited portions of the original claim, specifically for carrying cost expenses incurred after the commercial operation date and Operation and Maintenance (“O&M”) expenses. A number of our favorable claims could be limited to carrying cost expenses incurred after the commercial operation date and O&M expenses in line with the Supreme Court's decision.

Difficulties in recovering the claims (whether by tariff increases or litigation) from the respective government/authorities in a timely manner, unfavorable regulatory interpretations/decision or delays in dispute resolution mechanisms will impact our cashflows, our revenue and long-term viability of our projects as cost are already or will be incurred in line with our PPA.

Certain portions of our revenue, including merchant power sales, is prone to price volatility which is difficult to predict or hedge potentially adversely impacting our revenue predictability and profitability.

Revenue from merchant power sale (selling electricity on the electricity exchanges) account for 8% of our total income. Merchant exchange rates are highly volatile. Selling power on the energy exchange instead of selling power on predetermined rates under the long term PPAs, may result in fluctuations in our revenue as the price at which power is sold may vary and would depend on the demand and supply for energy in the short-term energy exchange market. Periods of high solar generation hours coupled with increased capacity and heightened competition have driven the price downward, reaching zero in certain months. Further these risks are further compounded by the limited ability to accurately forecast or hedge against intraday pricing fluctuations in markets. This price volatility can materially reduce revenues from merchant power sales and carbon credits. As a result, our ability to diversify our long-term contracted revenue portfolio with these revenue streams becomes less predictable, potentially leading to earnings volatility and margin compression.

Counterparties to our PPAs may not fulfil their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cashflows.

We generated 59% of our total income from PPAs with central and state government-utility companies and 9% of our total income from commercial and industrial customers (C&I) in the year ended March 31, 2025. Government entities to which we sell power do not have international credit ratings that we can use to evaluate their credit condition. There may be delays in collecting receivables (including interest on delayed payment) from customers because of their financial condition and some customers may become subject to insolvency or liquidation proceedings during the term of our PPAs. The credit support received by such customers may not be sufficient to cover our losses in the event of a failure to perform.

In addition, external events, such as an economic downturn or failure to obtain regulatory approvals, could also impair the ability of some our customers to fulfil their obligations under the PPAs.

Any failure to recover money from our customers could have an adverse impact on our financial condition, results of operations and cash flows. As of March 31, 2025, we had gross trade receivables of Rs. 26,415 million, of which receivables from government owned or controlled entities accounted for Rs. 21,249 million (excludes receivables related to our manufacturing operations) and Rs. 1,904 million from C&I.

Our PPAs may be terminated upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. Our PPAs typically allow an off-taker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; and comply with other material terms of the relevant PPA. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time. We have terminated certain projects on account of force majeure event(s), delay in allotment of land due to changes in government allotment policy(ies), which are pending adjudication before various courts/ judicial forums in India. For example, RSPPL along with two of our subsidiaries, sought termination of their respective PPAs on account of force majeure and impossibility of performance. The Uttar Pradesh Electricity Regulatory Commission permitted termination of the PPAs without financial penalties. The counterparty SECI has filed an appeal against the order which is pending before the Appellate Tribunal for Electricity. Additionally, we may be required to terminate our PPAs on the grounds of force majeure and / or delay in tariff adoption. If a PPA is held to be terminated invalidly, we could be exposed to additional financial and legal liability, reputational damage, and we might not be able to enter into a new PPA on favorable terms or at all.

In some of our cases before CERC, our subsidiaries, have sought for extension of scheduled commercial operation date in the PPA on account of force majeure and change in law events. While established CERC precedents suggest a favorable outcome is likely, there remains a risk that the subsidiary could be liable for liquidated damages if the outcome of the petition is otherwise.

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

We undertake EPC related services for our (solar, wind, transmission and manufacturing) projects, which exposes us to certain risks that would ordinarily be borne by third parties if we had entered a fixed price contract with them. As a result, we are exposed to the following construction-related risks (including but not limited to) which if materialized could adversely affect our business, cash flows and results of operations:

•
Shortage of resources (land, labor, equipment, funds etc.);
•
increase in costs pertaining to land, labor, equipment and materials;
•
increased working capital requirements for managing multiple large-scale projects simultaneously;
•
increase cost of capital due to interest rate changes;
•
cost overruns due to inaccuracies and changes in drawings, designs and technical specifications;
•
delays in the delivery of equipment and materials to project sites;
•
delays caused by weather conditions;
•
challenges in project execution in remote areas with limited infrastructure or difficult terrain;
•
challenges in retaining and up-skilling EPC workforce across geographies and technologies;
•
labor and vendor disputes;
•
health and safety risks;
•
technological and equipment failures;
•
exposure to liquidated damages and penalties for delays or underperformance by contractor; and
•
any other unforeseen issues or cost escalations.

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

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.

There are risks associated with the operation of our projects including but are not limited to:

•
greater or earlier than permissible degradation, or in some cases failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and/or other equipment;
•
technical performance below projected levels, including the failure of an equipment to produce energy as expected, whether due to incorrect measures of performance provided by equipment suppliers, improper operation and maintenance, or other reasons;
•
design or manufacturing defects or failures, including defects or failures that are not covered by warranties or insurance;
•
loss of interconnection capacity, and the resulting inability to deliver power under our offtake contracts, due to grid or system outages or curtailments;
•
sub optimal plant maintenance, absence of technical expertise, shortage of spare parts resulting in higher-than-normal repeated outages.
•
lack of skilled manpower in remote or difficult-to-access project locations, impacting response time and asset uptime
•
site related operational challenges such as protest from locals, damage to equipment, and theft;
•
errors, breaches, failures, or other forms of unauthorized conduct or malfeasance on the part of operators, contractors or other service providers;
•
lesser than expected solar irradiation and wind speeds;
•
insolvency or financial distress on the part of any of our service providers, contractors or suppliers, or a default by any such counterparty for any other reason under its warranties or other obligations to us;
•
increases in the cost of operational projects, including costs relating to labor, equipment, unforeseen or changing site conditions, insurance, regulatory compliance, and taxes;
•
unanticipated capital expenditures associated with maintaining or repairing our projects; and
•
supply chain disruptions, import restrictions or customs delays could make replacement and spare parts for key pieces of equipment difficult or costly to acquire or unavailable.

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

Contractors and suppliers in our projects are generally subject to liquidated damages for failures to achieve timely completion or for performance shortfalls. Our O&M contractors may fail to plan their operational strategy for the complete lifecycle of a given project, which could potentially create problems such as an inability to service turbines or solar modules over the project lifecycle, or failure to maintain the required site infrastructure or adequate resources at project sites. If our O&M contractors fail to perform as required under O&M agreements, affected projects may experience decreased performance, reduced useful life or shutdowns, any of which may adversely affect our operational performance, financial condition and results of operations. Liquidated damages payable under third- party engineering, procurement and construction services (“EPC”) and O&M contracts are generally limited to a specified amount or a percentage of the contract price or the annual fees payable. As a result, the liquidated damages recovered from defaulting vendors may not be sufficient to cover our losses. Furthermore, in instances where our contractors or suppliers are involved in disputes, litigations, or regulatory issues, their ability to fulfil their contractual obligations to us may be compromised, leading to project delays, additional costs, and potential legal liabilities for us. Any failure of our contractors to maintain adequate insurance coverage may further limit our recovery for damages resulting from contractor default, delay, or negligence.

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
•
obtaining cost effective and timely financing needed to develop and construct projects; efficiently sourcing components that meet our design specifications on schedule;
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
•
adapting to technological advancements and integrating new technologies into our projects; and
•
effectively engaging with local communities and managing ESG risks that may delay the project.

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

Some of our key raw materials, components, and equipment are either single-sourced or sourced from a limited number of suppliers or have import restrictions.

Our failure to obtain raw materials and components equipment etc. that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to set up projects and maintain projects in a timely and cost-effective manner. Some of our key raw materials and components, and equipment are either single-sourced or sourced from a limited number of suppliers. Because of limited supply, it may be difficult to repair or replace equipment or components on a timely basis. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. We may be unable to identify new suppliers or qualify their products for use in our plants in a timely manner and / or on commercially reasonable terms. A constraint on supply chain may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, we may also be unable to effectively manage fluctuations in the availability and cost of logistics services associated with the procurement of raw materials or equipment used in our manufacturing process. If we are unable to pass such cost increases to our customers, a substantial increase in prices or any limitations or disruptions in our supply chain could adversely impact our profitability and long-term growth objectives.

Restrictions on equipment imports, and other factors affecting the price or availability of equipment, may increase our business costs. A certain portion of our equipment including but not limited to, solar cells, wafer and modules, are imported from China and certain other countries. Any restrictions or additional duties imposed by the governments of India or China, or any other exporting countries could adversely affect our business operations and future prospects. For example, in March 2021, the GoI imposed customs duties on the import of solar modules and solar cells after March 31, 2022 from China. As a result, we were subject to imposition of customs duties by government authorities for importing solar modules from China. There is no assurance that other such duties will not be levied in the future. Such duties could result in an increase in our input costs for our solar business, especially if the costs cannot be passed on to our off-takers, which could have a material adverse impact on our business, financial condition, cash flows and results of operations.

The Ministry of New and Renewable Energy, GOI exempted projects commissioned by March 31, 2024, from procuring modules only from approved suppliers. Effective April 1, 2024, the Approved List of Models and Manufacturers (ALMM) requirement has been reinstated for government-sponsored or subsidized solar projects. Effective June 1, 2026, in line with the ALMM requirements all projects falling under the purview of the ALMM will need to procure solar cells from the manufacturers specified in the list. These regulations may affect project timelines, creating challenges for procuring imported photovoltaic modules/cells due to domestic capacity availability. In the event of domestic modules/cells being more expensive than imported module/cells, our inputs costs will increase. Government measures to promote domestic manufacturing and reduce import dependence may lead to increased input costs, additional regulatory changes, compliance costs, potentially affecting our project economics and operational flexibility.

The Company through its subsidiaries had also secured registrations under the Project Import Regulations, 1986 for import of goods required for setting up certain solar power projects, including solar modules, at a lower rate of customs duty than otherwise applicable individually on such goods. The GoI has amended the Project Import Regulations, 1986 as well as the Customs Tariff Act, 1975 (by way of the Finance Act, 2023 notified with effect from April 1, 2023), resulting in the removal of such lower rate of customs duty for goods required for solar power projects. These amendments have been challenged before the High Court of Delhi, and a favorable interim order has been secured by the Company. If the court rules against us, we may face significant adverse financial implications due to the increased customs duties on our imports. The final decision on this matter is still pending. Further, measures addressing the use of forced labor in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and may impact our operations. The Uyghur Forced Labor Prevention Act, in effect in the United States from June 21, 2022 creates a presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labor. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence,” that the goods in question were not produced “wholly or in part by forced labor,” and submits a report to the U.S. Congress setting out its findings. Other jurisdictions have also been enacting similar legislation or are in the process of doing so.

Though we ask our vendors to represent that they abide by international labors norms and do not allow forced labor in their operational set-ups, we cannot determine with certainty whether all our suppliers comply with such norms. If they were found not to follow them, we might have to find alternative suppliers on short notice, resulting in construction delays, disruption and higher costs. While we have developed multiple supply sources in a number of countries, we could still be adversely affected by increased costs, negative publicity, or other materially adverse consequences to business. If we are not in compliance with these or other similar export restrictions or other similar laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other materially adverse consequences.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business.

The design, construction and operation of our projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There can be no certainty that all permits required for a given project will be granted on time or at all. If we fail to obtain or renew such licenses, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business and results of operations. An example of such delay is the approval required for “change in land use from agricultural to non-agricultural” in the state of Karnataka, India. Such approvals can take between six months to two years, which could impact our ability to meet the timelines under our PPAs. In such circumstances, we may have to begin the development of projects while the relevant approvals are pending. In another matter, an agreement with a distribution company was terminated due to delays caused by the unavailability of the transmission system, which was beyond our control. The distribution company has filed an appeal before APTEL, which is pending. Similarly, our 200 MW solar project with MSEDCL was terminated for the same reason, and MSEDCL has also filed an appeal before APTEL, and the same is currently pending. Additionally, delays in granting connectivity for the total contracted or LOA capacity have been challenged by an industry developer, and the matter is pending before the AP High Court. These matters, if decided adversely against us, may have a detrimental impact on our projects and business operations. As per the Electricity Act, 2003, we need to obtain prior approval of the relevant government authorities for overhead transmission lines. These approvals may be delayed and may postpone the project timelines and thereby impact costs.

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

Any changes to our growth strategy could impair our ability to expand our project portfolio and growth into new business lines or territories. In addition, high interest rates could adversely affect our ability to secure financing on favorable terms and increase our cost of capital. Our ability to obtain external financing on favorable terms is subject to a number of uncertainties, including but not limited to our financial condition, results of operations and cash flows; interest rates; our ability to comply with financial covenants in other financing arrangements; our credit rating and those of our project subsidiaries; the general conditions of the global equity and debt capital markets and the liquidity in the market. If we are unable to obtain financing on attractive terms or sustain the funding flexibility we have enjoyed in the past, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The delay between making significant upfront investments in projects and receiving revenue could materially and adversely affect our liquidity, business, results of operations and cash flows.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar, wind and hydro energy projects and the date on which we begin to recognize revenue from the sale of electricity generated by such projects. Our initial investments include legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, modules, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years from commencement of commercial operations given the typical length of the PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and debt to pay for costs and expenses incurred during project development. We typically recognize revenue from energy projects only when they are operational and we commence supply of power to off-takers. There may be long delays from the initial bid to projects becoming shovel- ready, due to the timing of auctions, permits and the grid connectivity process. The timing gap between our upfront investments and actual generation of revenue, or any added delay due to unforeseen events, could put strains on our liquidity and resources and adversely affect our profitability, results of operations and cash flows.

If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties.

We may be unable to meet our development targets because we may have difficulty in converting our under-construction projects into operational projects. Completing construction of the under-construction projects into operational projects as anticipated, or at all, involve numerous risks and uncertainties. From time to time, we have been constrained to either partially abandon projects on which we had started development work, or re-categorize projects to a less advanced stage than previously assigned to them. For example, we received a notice from the Ministry of Defense requiring the dismantling of six wind turbine generators (WTGs) at our Patoda STU project due to their location within a designated “red zone,” which is a geographic area where certain restriction are imposed based on national security. Following management’s review, an additional four WTGs may also fall within this restricted area. While we are actively engaging with the Ministry to reassess the red zone boundaries and conduct new surveys, we have recorded provisions for costs incurred through the date of this Report date, including potential dismantling expenses.

Abandonment or re-categorization of our projects may make it difficult for us to achieve our capacity goals by target dates if at all. Substantial expenses may also be incurred in the construction and development of the projects. If such projects cannot be developed into operational projects, we may have to write-off such expenses, which could adversely effect on our business, cash flows, financial condition and results of operations. We may also face significant transmission penalties if we are unable to execute our projects. In addition, those projects that begin commercial operations may not meet the return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or generate revenue in the originally anticipated time period or at all.

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

India’s physical infrastructure, including but not limited to its electricity grid, is less developed than that of many countries. As a result of grid constraints, (congestion and restrictions on transmission capacity) the transmission of the full output of our projects may be curtailed. We may have to stop producing electricity during periods when electricity cannot be transmitted for instance, when the transmission grid malfunctions. Further, in certain cases, the interconnection approval to the grid is granted on a temporary basis. If interconnection approvals are not regularized, it may result in lack of evacuation facilities being available for projects. This may affect our ability to supply the contracted amount of power to the off-taker which may result in penalties being imposed on us under the PPAs. Furthermore, if construction of power projects in India, particularly in the states and regions that we operate in, outpaces transmission capacity of power grids, we may not be in a position to transmit all of our potential electricity to the power grid and therefore are dependent on the availability of the grid infrastructure.

If transmission infrastructure does not already exist, is inadequate or is otherwise unavailable, we are responsible for establishing a connection with the grid interconnection ourselves. In such cases, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, including but not limited to the ability to obtain rights of way from landowners for the construction of transmission grids, which may delay or increase the cost of our projects.

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

Our generation assets, including transmission lines and facilities that we construct or own, may not continue to perform due to equipment failure, wear and tear, latent defects, design error or operator error, early obsolescence or force majeure events, among other things, which may lead to unexpected maintenance needs, unplanned outages or other operational issues and have a material adverse effect on our projects, business, financial condition and results of operations. In addition, spare parts for wind and solar turbines and key pieces of electrical equipment may be hard to acquire or may have significant sourcing lead time. Specifically, for wind turbines, we utilize the proprietary technology of some of our vendors and any failure by that vendor in supplying the technology or providing periodic maintenance or upgrade in a timely basis could adversely impact our operations. Further, our sources for some significant spare parts and other equipment are located outside of India. If there is a shortage of critical spare parts or replacement solar modules, we could incur significant delays in returning our facilities to full operation. There also may be unforeseen expenses if vendors default on their warranty obligations.

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

Our ability to realize our business and growth plans is dependent on our ability to develop and secure rights to land sites suitable for the development of projects. Suitable sites are determined on the basis of cost, wind, solar and hydro resource levels, topography, grid connection infrastructure and other relevant factors, which may not be available in all areas in limited. Further, wind, solar and hydro energy projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with adequate evacuation and transmission infrastructure, including right of way. Solar energy and transmission infrastructure projects also require sufficient contiguous land for development, which may be difficult to procure on suitable terms. Some locations used for evacuation and transmission facilities are not owned by us and are located on land owned by third parties. Land used for our projects is subject to other third-party rights such as rights of passage and rights to place cables and other equipment on the properties, which may interfere with our right to use the land and ultimately impair our operations. With favorable land being limited, increased competition is further reducing the availability of favorable land at optimum price.

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

We may face difficulties in expanding our operations to new areas of business or geographies within renewable energy generation in which we have limited or no prior operating experience.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new areas of business and geographies. We continue to explore entering new business segments, through strategic partnerships with other entities. We have or may enter into the business of green hydrogen generation, battery storage solutions, pumped storage solutions, manufacturing module cleaning robots etc.

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

Failure in pursuing strategic partnerships, acquisitions and capital recycling, may subject us to additional risks and not bring us anticipated benefits.

A principal component of our strategy is to expand our operations by growing our project portfolio through selective acquisitions of existing or committed projects, and capital recycling. We are continuing to explore joint venture, partnership and capital recycling opportunities with complementary and strategic businesses. We have signed an agreement with British International Investment (BII) in May 2025 for $100 million investment to support our solar manufacturing capacity.

We evaluate acquisition opportunities based on our targeted return, operational scale and diversification criteria and on whether we consider these opportunities to be available at reasonable price. We may not be able to identify suitable strategic investment, or acquisition or joint venture or capital recycling opportunities at acceptable cost/price, on commercially reasonable terms, obtain the financing necessary to complete and support such investments. Further, this strategy may also subject us to uncertainties and risks, including but not limited to increased acquisition and financing costs, potential ongoing and unforeseen liabilities, diversion of resources difficulties in cultural alignment, difficulties in establishing effective management information and financial control systems, reputational or litigation risk and cost of integrating acquired businesses. Successful integration of acquired projects will depend on our ability to effect any required changes in operations or personnel and potential capital expenditure. We could face difficulties, take substantial time and effort in integrating the technology, process and employees of acquired businesses with our existing organizational set up, and processes. There could be failure of the new acquisitions or projects to achieve the expected investment results and synergies. In each case, we may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. Any failure to identify strategic investments, partners and successfully integrate the portfolio of projects in a cost effective and timely manner may limit our ability to grow our business, could lead to liabilities, litigation or reputational risk and impact investor sentiments.

We may encounter difficulties in selling assets or finding investors for asset sale in a timely and cost-effective manner at the price acceptable to us. In addition, we may not be able to complete the asset recycling envisaged in case the investor rescinds the contract, changes in the regulatory framework or any other unforeseen events which may make the transaction unviable and may potentially impact our profitability, projections and cashflows.

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

Our primary competitors include domestic and foreign conventional and renewable energy project developers, independent power producers and utilities. We compete with renewable energy project developers in India on many factors including but not limited to the success of other alternative energy technologies (such as fuel cells, nuclear and biomass), site selection, access to vendors, access to project land, efficiency and reliability in project development and operation and auction bid terms. The deregulation of the Indian power sector and increased private sector investment have intensified the competition we face. The Electricity Act, 2003 removed certain licensing requirements for power generation companies, provided for open access to transmission and distribution networks and also facilitated additional capacity generation through captive power projects, which are projects where captive power plants generate electricity for consumption by the project as opposed to relying on energy provided by the grid, or the power plant providing electricity to the grid. These reforms provide opportunities for increased private sector participation in power generation. Specifically, the open access reform enables private power generators to sell power directly to distribution companies and, ultimately, to the end consumers, enhancing the financial viability of private investment in power generation. Through the competitive bidding process, we compete for project based on many factors including but not limited to pricing, technical and engineering expertise, financial conditions, including specified minimum net worth criteria, financing capabilities and track record. Submitting a competitive bid at a project auction requires extensive research, planning, due diligence and a willingness to operate with lower operating margins for sustained periods of time. If we miscalculate our tariff rates and incorrectly factor costs for construction, development, land acquisition and price of components (including due to increase in duties and other levies), the economics of our bid may be affected and the project may become economically unviable. Further, competition may force us bid for the lower tariffs which may impact our IRR levels. Coupled with an expected surplus in solar power capacity in India, such developments could lead to greater pricing pressures for energy producers in the future. We cannot assure you that we will be able to compete effectively, and our failure to do so could result in an adverse effect on our business, results of operations and cash flows.

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

Our results depend on our ability to identify and mitigate the risks and hazards inherent to operating in the power generation and transmission industry. We seek to minimize these operational risks by carefully installing and maintaining our equipment and conducting our operations in a safe and reliable manner. However, failure to manage these risks effectively could impair our ability to operate and result in unexpected incidents, including but not limited to collapse of structure, equipment failure, fire and industrial accidents including due to electrocution, working at height and handling heavy equipment. These and other hazards, including but not limited to natural disasters, can cause or result in personal injury or death, damage to and destruction of property, plant and equipment and disruption or suspension of operations.

Certain raw materials used in our solar module and cell operations have a limited shelf life and may be corrosive, flammable, or otherwise hazardous, requiring specialized storage and handling. Improper storage, handling, or processing of such materials may result in damage or contamination, potentially impacting the quality and safety of our finished products. Although we have established controls and procedures to mitigate these risks, any failure of such systems—including mishandling of hazardous substances, gas leaks, explosions, or other adverse incidents during manufacturing, transportation, or storage could result in significant property damage, regulatory penalties, civil claims, and, in certain cases, criminal liability.

We are required to comply with anti-corruption laws and regulations of the United States government, United Kingdom and India, failure to comply, if any, may subject us to civil or criminal penalties and other remedial measures.

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

Material weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition and stakeholder confidence.

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

We continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover weaknesses in our internal controls over financial reporting. Further, the Company’s management continually improves, simplifies and rationalizes the Company’s internal control framework where possible. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations and/or our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

The loss of senior management including other key employees, or a high rate of employee attrition, could materially disrupt our operations, impair execution of our business strategies, and adversely affect our competitive position.

We depend on our senior management team and the loss of any key employee could adversely impact our business. We also depend on our ability to retain and motivate our employees and attract qualified new employees. Because of the growth of the renewable energy industry and increased competition, there is a scarcity of skilled personnel with experience in the industry. If we lose a member of our management team or a key employee, we may not be able to replace the position timely. Significant attrition at middle to lower management may impact our operations. Integrating and training new employees with no prior experience in the renewable energy industry could prove disruptive to our operations as it would require a disproportionate number of resources and management attention which may ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under-development projects on schedule and within budget, which may adversely affect our business and strategy implementation.

The order of the Supreme Court of India directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas might adversely impact the business and operation.

A writ petition was filed in 2019 before the Supreme Court of India seeking the conservation of two critically endangered species of birds, the Great Indian Bustard and the Lesser Florican, majorly existing in the states of Rajasthan and Gujarat. Petitioner has tried to relate the alleged decline in the number of the said birds to, among other reasons, the development of wind turbines and overhead powerlines, more specifically, due to collision with the same. The petitioner through an interim application sought directions to ensure fencing, barring installation of overhead powerlines, installation of solar infrastructure in priority and potential area as identified by the Wildlife Institute of India in the states of Rajasthan and Gujarat (“Designated Area”), and installation of divertors for certain powerlines (as listed in the application) for the conservation of these two species. The Supreme Court has directed that all low voltage overhead powerlines in the Designated Area shall be converted into underground powerlines. In relation to the conversion of the high voltage overhead powerlines in the Designated Area into underground powerlines, the Supreme Court specified a list of powerlines where the bird divertors shall be installed and a list of powerlines where an assessment shall be made by a committee with regards to the feasibility of their undergrounding. On March 21, 2024, the Supreme Court lifted the injunction in potential areas, subject to parameters from a revised Expert Committee. Expert

Committee for both Rajasthan and Gujarat have provided their recommendation. Supreme Court is yet to provide its assessment of these reports from the Expert Committee.

The directive, as adjusted, narrows the requirement to place all transmission lines underground, meaning only certain portions will need to be underground the petition before the Supreme Court is still pending. For more details, refer to the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements.

As of March 31, 2025, we had total borrowings (which consisted of long-term interest-bearing loans and borrowings including current maturities of long-term interest-bearing loans and borrowings and short-term interest-bearing loans and borrowings) of Rs. 723,018 million (including compulsorily convertible debentures of Rs. 20,245 million). We expect to continue to finance a significant portion of our project development costs with debt financing. Our ability to meet payment obligations under our outstanding debt depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control, such as, the general condition of global equity and debt capital markets, economic and political conditions and development of the renewable energy sector. If we are unable to generate sufficient cash flow to satisfy our debt obligations or other liquidity needs, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There is no certainty that any refinancing or restructuring of debt would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms may result in default on our debt obligations and make it more difficult for us to obtain financing in the future, which in turn would materially and adversely affect our financial condition and results of operations.

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

We recognised goodwill of Rs. 11,596 million as of March 31, 2025. Goodwill has an indefinite life under IFRS. This amount is allocated to our cash generating units or groups of cash generating units, which, if they contain goodwill, are tested at least annually for impairment or more frequently when there is an indication that the units may be impaired. If the recoverable amount of the cash generating unit is less than it carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

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

We are involved in various tax and legal proceedings that may result in unfavorable outcomes.

We are involved in various tax and legal proceedings that involve claims for various amounts of money or how we conduct our business. Such proceedings could divert our management’s time and attention and consume financial resources. As of March 31, 2025, we had disputes with various tax authorities, including the commercial taxes departments of certain states, concerning, among other things, income tax and entry tax. We are also involved in certain disputes with off-takers, including in relation to the recovery of overdue payments from our off-takers and delay in setting up of projects and supply of electricity. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India relating to us may result in legal proceedings from time to time. We have ongoing disputes with certain of our off-takers in connection with claims for increased tariffs due to “change in law,” “force majeure events” and others. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

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

The Company regularly receives notices from various authorities regarding its business operations. We carefully track these notices and generally respond in a timely manner. However, there is a risk that some notices may not be responded to in timely/adequate manner, due to various internal and external reasons. These reasons may include delayed receipt or receipt of notices at an incorrect office address or delay due to internal assessment and document collation to verify facts, strategize and adequately respond to such notices. This may result in adverse impact to the Company in the nature of fines, penalties, and / or sanctions.

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

If we incur an uninsured loss or a loss that significantly exceeds the limits of our insurance policies, this may adversely affect our financial condition.

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

We attempt to maintain the latest international technology standards and requirements for our business and may adopt new technologies for growth and cost effectiveness. However, the technology relevant to our business is continuously evolving. These technological changes may require improvement of our products, such as solar modules/cells with higher conversion efficiency and larger/thinner cells. Some of our existing technologies and processes in our business may become obsolete or perform less efficiently compared to newer and better technologies and processes. We need to continuously track changing technologies and to invest financial resources in research and development (R&D) to further improve the products, reduce cost, enhance efficiencies and otherwise keep pace with technological advances. We seek to continuously improve our products and processes, including, for example, through certain planned improvements in minimizing cell losses, laser enhanced contact optimization in tools etc. Other companies may develop production technologies that enable them to produce solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. While we are actively working on adapting and developing newer technologies, we could face difficulties in implementing and integrating new technologies, on account of substantial time and effort for adoption, stabilization and unbudgeted cost escalations. Further, we may not be able to access newer technologies at competitive prices or at all, which may restrict us from participating in bids competitively. The cost of upgrading existing equipment or implementing new technologies, could be significant and may adversely affect our operations results if we are unable to pass on such costs to our customers. There can be no guarantee that expenditures incurred on this account will produce corresponding benefits. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially adversely reduce our market share and affect our results of operations.

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

We have obtained trademark registration for the “ReNew” marks and logos under various classes in India, the United States, and the United Kingdom. We had applied for a total of five the “ReNew” marks and logos under various classes in the United States. Out of these, two “ReNew” marks and logos under various classes have been registered while the other three applications are currently at different stages and may or may not fructify into successful registrations. We believe that the use of our name and logo is vital to our competitiveness and success and for us to attract and retain our customers and business partners. Any improper use or infringement by any party could adversely affect our business, financial condition and results of operations. We may also be exposed to cyber-squatting, impersonation or online misuse of our trademarks, including domain names or social media handles, which may dilute our brand identity or mislead stakeholders. Furthermore, some of our applications for the registration of trademarks under various classes have been refused in the past, and to the extent our current pending applications are refused, we may be unable to adequately protect our trademarks. There is no assurance that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual property.

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

In addition, as we expand our operations across jurisdictions, we may face conflicts with pre-existing trademarks, brand names or logos in those territories, which may force us to rebrand or enter into licensing or settlement arrangements at additional cost. Further, our inability to monitor unauthorized use or initiate timely enforcement proceedings in foreign jurisdictions with differing legal standards or enforcement efficiency may weaken our brand protection strategy.

We have entered into a number of related party transactions which could give rise to potential conflicts of interest.

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

Our results of operations and cash flows could be adversely affected by employee unrest/strikes/disputes.

As of March 31, 2025, we had 4,336 full-time employees. While we have not had any instances of strikes or lock -outs since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labour necessary to complete such assignments. Although we do not engage these laborer’s directly, we may be held responsible for wage payments to laborers engaged by contractors should the contractor’s default on wage payments. The occurrence of such events could materially adversely affect our business, prospects, financial condition, cash flows and results of operations.

Fluctuations in foreign currency exchange rates may adversely affect our expenditure and could result in exchange losses.

The business activities of the Group are primarily carried out in Indian Rupees. However, some of our capital expenditures, particularly those for equipment and raw materials imported from international suppliers, and external borrowings are denominated in foreign currencies and some of our other obligations, including our external commercial borrowings, are also denominated in these currencies. Revenues from some of our new business such as carbon credit are denominated in foreign currency.

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

ESG considerations and related reporting obligations may expose us to potential liabilities and reputational harm.

Increased focus by governments, regulators, investors, employees, business partners and other stakeholders on corporate environmental, social and governance (“ESG”) considerations such as greenhouse gas emissions, natural resource management, human rights and human capital management practices. While we endeavor to comply various laws and regulations any failure, perceived or otherwise, to comply with existing and emerging ESG-related laws and regulations in the United States, Europe and elsewhere, or meet varied and evolving stakeholder expectations or standards with respect to ESG issues could result in legal and regulatory proceedings and may harm our business, reputation, financial condition and results of operations. Changes in ESG regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investment in product designs, result in carbon offset investments or otherwise could negatively impact our business and/or competitive position.

Natural and catastrophic events may reduce energy production below our expectations.

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

Military conflicts, acts of war, civil unrest, terrorism and pre-existing hostile conditions may adversely impact our operations.

Military conflicts (India-Pakistan, Russia-Ukraine, Israel-Iran, Israel-Palestine, US-Iran etc.), civil unrest, political instability, terrorist attacks and pre-existing hostile conditions (US-China, China-India etc.) in regions where we have our operations, suppliers from whom we import equipment and customers and their operations may lead to business disruptions including site shut down resulting in loss of revenue, supply chain restriction, increased costs, currency volatility, or regulatory changes. For example, recent escalations between India and Pakistan, including missile strikes and drone activities in certain regions, led to blackouts, movement restrictions, and disruption of our operations in affected districts. These included interruptions in power and fuel supply, inoperability of transmission infrastructure, and suspension of construction at certain sites. Heightened security limited access to project locations, impacting electricity generation and project timelines. Prolonged conflict may lead to sustained construction delays, supply chain disruptions, and restricted access to insurance coverage. It could also trigger regulatory uncertainty, strain financing options, and affect investor sentiment, particularly in sensitive geographies. Such events could also create a perception that investments in companies involve a higher degree of risk. This, in turn, could adversely affect customer confidence in the economy on the markets for our solutions and on our business. Any of these developments could have a material adverse effect on our business, reputation, and results of operations. We continue to monitor geopolitical developments and adjust our strategies accordingly, but there can be no assurance that we will be able to mitigate all related risks effectively.

Power assets are often considered strategic targets in times of conflict. Any damage to transmission lines, substations, generation plants, or related infrastructure could lead to widespread blackouts, reduced grid stability, and forced shutdown of operational sites. In such a scenario, the mobility of key personnel, equipment, and raw materials may also be restricted due to security concerns, disrupted transport networks, or emergency government directives. These disruptions could delay construction timelines, impair operations, hinder maintenance activities, and increase insurance, security, and compliance costs. As a result, our ability to meet power supply obligations, execute projects on time, and maintain financial performance could be materially adversely affected.

Further, global markets are currently operating in a period of economic uncertainty, volatility and disruption due to such conflicts/hostilities. Such armed conflict and the effect of the resulting economic sanctions imposed on these countries and certain citizens and enterprises thereof, as well as the potential responses to such sanctions or any further sanctions, could have an adverse effect on the global economy. These changes and responses are highly uncertain and difficult to predict. As a result, many entities outside the conflict region may be adversely affected by rising prices of commodities such as oil, gas and wheat, or by a potential slowdown in the global economy. The occurrence of large-scale business disruptions potentially gives rise to liquidity issues for certain entities. We are unable to estimate the extent of any potential effects of the conflict or any escalation of the conflict on our business, results of operation, cash flows or financial condition.

Global economic and trade conditions have been challenging and continue to affect the Indian market, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices, and events such as the resurgence of pandemic etc. have impacted the macro-economic conditions. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. For example, on April 2, 2025, the United States announced a 26% reciprocal tariff on Indian imports, effective April 9. However, the tariff has been suspended until August 1, 2025, pending ongoing negotiations for an interim trade agreement between the two nations. The proposed tariffs may cover various goods, including components critical to our operations. If reinstated, and to the extent we may import such goods from the United States, we could face increased input costs, procurement delays, and supply chain disruptions, potentially affecting our project timelines and financial performance. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

Being a Nasdaq listed company, we need to comply with U.S. trade sanctions or export control laws and regulations, which could materially and adversely affect our business, financial condition, and results of operations. Our operations, or those of our partners or customers, could be affected by changes in the scope or enforcement of U.S. sanctions laws, including those administered by the Office of Foreign Assets Control (OFAC) or the U.S. Department of Commerce. Any actual or perceived violations could result in substantial penalties, restrictions on our ability to conduct business with U.S. entities or in U.S. dollars, or reputational harm. Additionally, if we inadvertently engage in transactions with sanctioned parties or countries, or if additional sanctions are imposed on jurisdictions where we operate or source components, our access to global markets may be restricted, and we could face disruptions in supply chains and financing,

The geopolitical situation between China and rest of the world including India, as well as broader international dynamics, poses significant risks to our renewable energy business. Tensions between China and India have led to regulatory changes and trade restrictions, impacting the import of crucial components like Solar PV modules, cells, and other solar equipment from China. Any escalation in these tensions could result in further restrictions, increased tariffs, or even bans on imports, severely disrupting our supply chain. Given that a substantial portion of our raw materials and components are sourced from China, these disruptions could lead to project delays, increased costs, and difficulty in maintaining competitive pricing etc. Additionally, shifting global trade policies and alliances could further complicate our ability to secure necessary materials, impacting our operational efficiency and long-term strategic planning. Such geopolitical uncertainties could adversely affect our ability to complete projects on time and within budget, ultimately affecting our financial performance and market position.

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

Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Risk could arise from system defects, such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems. For example, during the recent India Pakistan conflict there was heightened threat perception in cyber space. These events could lead to financial losses, loss of business or potential liability and may even lead to our projects coming to a complete standstill.

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

Uncertainty in the potential deployment and use of AI in our business, could adversely affect our business and reputation.

With technological evolution, we may potentially use systems and tools that incorporate AI-based technologies for developing, producing, deploying and rendering our products or services, interacting with customers and our workforce. New and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. The development, adoption, integration, and use of AI technology remains in early stages, and ineffective or inadequate AI governance, development, use, or deployment practices by us or third parties could result in unintended consequences. Flawed deployments, producing erroneous or harmful outputs could damage our reputation and lead to legal liabilities. Thoroughly testing generative AI models is challenging due to their complexity and the unpredictability of their outputs. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the deployment and use of AI. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in relation to the areas of intellectual property, cybersecurity, and privacy and data protection. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy, or use AI technologies. Any of the foregoing may result in decreased demand for our products and services, harm to our business, financial condition, results of operations, or reputation.

The solar industry may experience periods of structural imbalance between Indian/global PV module/cell supply and demand that result in periods of pricing volatility.

In the aggregate, manufacturers of solar cells and modules have significant installed production capacity, relative to Indian/global demand, and the ability for additional capacity expansion. We believe the solar industry may from time-to-time experience periods of structural imbalance between supply and demand, and that excess capacity will continue to put pressure on pricing. There may be additional pressure on Indian/global demand and average selling prices in the future resulting from fluctuating demand in certain major solar markets, such as China. If our competitors reduce module pricing to levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if global demand for PV modules decreases relative to installed production capacity, our business, financial condition, cash flows and results of operations could be adversely affected. Expansion of new manufacturing facilities in India by competition will result in reduced competitive margins for winning and retaining customers which could negatively impact our operating results.

Underutilization of our module/cell manufacturing facilities may adversely affect our operations, financial condition, and future growth.

Our operating results are closely linked to the utilization of our manufacturing capacity; however, high installed capacity does not necessarily translate into increased revenue or profitability. Fluctuations in product demand and variability across product categories can disrupt production planning, leading to overproduction of certain products and underutilization of others. Our manufacturing processes must frequently adjust to shifting customer requirements, which may result in production inefficiencies and capacity mismatches. Our expansion and backward integration initiatives are based on demand forecasts influenced by factors such as industry trends, seasonality, weather conditions, customer preferences, and overall economic conditions. If these assumptions prove inaccurate, our expanded or upgraded facilities may remain underutilized. Efficient capacity utilization is also subject to factors beyond our control, including industry oversupply or weak demand. Prolonged or significant underutilization of our manufacturing facilities could materially adversely affect our business, growth prospects, and financial performance.

Problems with product quality may cause us to incur unexpected contractual damages and/or warranty and related expenses.

Our solar modules could suffer various failures, including breakage, delamination, corrosion, or performance degradation in excess of expectations. Further, our manufacturing operations or supply chain could be subject to materials or process variations that could cause modules to fail or underperform compared to our expectations. These risks could be amplified as we implement design and process changes in connection with our efforts to improve our products and accelerate module wattage as part of our long-term strategic plans. In addition, if we increase the number of installations in extreme climates, we may experience increased failure rates due to deployment into such field conditions. Any widespread product failures may damage our market reputation, cause our net sales to decline, require us to repair or replace the defective modules or provide financial remuneration, and result in us taking voluntary remedial measures beyond those required by our standard warranty terms to enhance customer satisfaction, which could have material adverse effect on our operating results and cash flows

We perform a variety of module quality and life tests under different environmental conditions upon which we base our assessments of future module performance over the duration of the warranty. However, if our solar modules perform below expectations, we could experience significant warranty and related expenses, damage to our market reputation, and erosion of our market share. With respect to our modules, we provide a limited warranty covering workmanship defects under normal use and service conditions for up to 12 years and provide a 30-year power output warranty.

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

Further, obtaining and maintaining quality certifications and accreditations is critical for the success and acceptance of our products. We are a certified manufacturer under the Ministry of New and Renewable Energy’s ALMM List I. Our manufacturing facilities have been accredited with various certifications such as IEC 61215, IEC 61730, UL 61730, BIS IS 14286, IS 61730, ISO 9001:2015, ISO 14001:2015, ISO 45001:2018. If we fail to comply with the requirements for applicable quality standards, or if we are otherwise unable to obtain or renew such quality accreditations in the future, our customers might not be in a position to provide us with further business or we may be subject to further audit requirements and approvals from customers, which we might not get in a timely manner, or at all, our business and prospects may be adversely affected.

Failure to manage module/cell manufacturing and selling costs could render our products uncompetitive, reduce sales and profitability.

Certain of our key raw material purchase contracts include variable pricing terms, which are driven by underlying indices for certain commodities, including aluminum, steel, and wafer, among others. Fluctuations in such underlying commodity indices may increase our raw material costs. Additionally, an increase in price levels generally, such as inflation related to the cost of raw materials, key manufacturing equipment, labour, and logistics services and exchange rate fluctuations, could adversely impact our profitability.

The loss of any significant customers in manufacturing business, or contract rescindment may significantly reduce our sales and impact our financials.

We sell modules to various utilities, independent power producers, commercial and industrial companies in addition to our intercompany sales. These third-party sales represent ~33% of the total manufacturing revenue. The loss of any of our significant customers, their inability to perform under their contracts, or their payment defaults could significantly reduce our net sales and/or adversely impact our operating results. While our contracts with customers typically have certain firm purchase commitments and may include provisions for the payment of amounts to us in certain events of contract termination, these contracts may be subject to amendments made by us or requested by our customers. These contract terminations or amendments may reduce the volume of modules to be sold under the contract, adjust delivery schedules, and/or otherwise decrease the expected revenue under these contracts and could significantly reduce our net sales and negatively impact our results of operations. Additionally, although we require some form of payment security from our customers, such as bank guarantees, or commercial letters of credit, in the event the providers of such payment security fail to perform their obligations, our operating results could be adversely impacted. Total amount receivables as at March 31, 2025 from solar module and cell customers was Rs. 2,710 million (10% of the total receivable outstanding). Further, changes in macroeconomic conditions, such as an increase in interest rates or a credit crisis could lead to financial difficulties for our customers and distributors, including limited access to credit markets, insolvency or bankruptcy. Such conditions could cause our customers and channel partners to delay payment, request modifications of their payment terms, or default on their payment obligations to us, which could lead to an increase in our receivables. A significant delay in receiving payments, or the non-receipt of payments from our customers or channel partners could adversely affect our business, results of operations and cash flows.

Failure of our sales distributors to perform their duties may adversely effect on our manufacturing business.

We sell some of our modules through distributors (accounting for less than 10% of the manufacturing revenue) in addition to direct sales to customers. We do not have exclusive arrangements with these distributors. As a result, these distributors may market and sell products from our competitors, which may reduce our sales. These distributors may generally terminate their relationships with us at any time, or with short notice, and further may fail to devote the resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect or may focus their marketing and sales efforts on products of our competitors. We typically provide our distributors with training and other programs; however, these programs may not be effective or utilized consistently. Further, newer distributors may require extensive training and may take significant time and resources to achieve productivity. Our distributors may subject us to lawsuits, potential liability and reputational harm if, they fail to perform services to our customers’ expectations, or violate laws or our policies. Concerns over competitive matters or intellectual property ownership could constrain the growth and development of these relationships or result in the termination of one or more relationships. If we fail to effectively manage and grow our network of distributors or properly monitor their service delivery, our ability to sell our products and efficiently provide our services may be impacted, and our operating results may be harmed.

Failure to effectively manage inventory or accurately forecast customer demand may lead to adverse inventory position.

Our manufacturing business depends on our estimate of the demand from customers. We maintain reasonable inventory of raw materials, work-in-progress, and finished goods. Inaccurate demand forecasts can result in product shortages or surpluses, affecting our ability to meet customer needs or leading to excess inventory and reduced margins. Overestimating demand may also lead to unnecessary costs related to capacity expansion and procurement. While we have tried to effectively meet customer demand over the past three years, any future inability to forecast demand or manage inventory could adversely impact our business, results of operations, and financial condition. Additionally, demand fluctuations may disrupt production planning, cause inefficiencies in capacity utilization, and negatively affect our operational performance.

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

A substantial portion of our business is located in India and is subject to regulatory, economic, social and political uncertainties.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India. An election or a new administration in India or in any of the states could result in uncertainty in the renewable energy and solar manufacturing market, which could harm our operations.

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

For example, under the General Network Access Regulations 2022 (“GNA”), we have requested certain reliefs and appropriate directions from the Central Electricity Regulatory Commission (“CERC”). In response, the CERC has proposed some relief measures through Draft Amendments 3 and 4 to the GNA Regulations 2022. These draft amendments have undergone a public hearing process, including the solicitation of comments from stakeholders. However, the final gazette notification for these amendments is still pending. Similarly, Company, through Wind Independent Power Producers Association (“WIPPA”) has challenged the levy of penalty under the Central Electricity Regulatory Commission (Deviation Settlement Mechanism and Related Matters) Regulations, 2022. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8. A.

Our business and financial performance could be adversely affected by any change in laws or interpretation of existing, or the promulgation of, laws, rules and regulations applicable to us. There can be no assurance that the GoI will not implement new regulations and policies which will require us to obtain additional approvals and licenses from the government and other regulatory bodies or impose onerous requirements and conditions on our operations, which could result in increased compliance costs as well as divert significant management time and other resources. For instance, KERC's order reducing the banking period for renewable generators from one year to six months was overturned by APTEL. This decision has been challenged by distribution licensees in the Supreme Court, where the case is currently pending. Recently, KERC has notified Karnataka Electricity Regulatory Commission (Terms and Conditions for Open Access) Regulations 2025 wherein the State Commission has inter-alia reduced the period of Wheeling and Banking Agreement (WBA) from 10 years to 5 years and directed the contracting parties (including the existing WBAs) to align the existing contract with these regulations, except for projects/WBAs covered in the matters pending before Hon’ble APTEL and Hon’ble Supreme Court. Aggrieved by these regulations, renewable power developers in the state have approached the Karnataka High Court which has granted interim stay on the provisions related to retrospective implementation of the said regulations. Such events are frequent in renewable energy industry and power producers, like us, are always exposed to such modifications from time to time.

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The GoI and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favourable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly wind, solar and hydro energy, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects. The GoI has accorded renewable energy “must-run” status, which means that any renewable power that is generated must always be accepted by the grid. However, certain state utilities may order the curtailment of renewable energy generation in the name of grid safety and security despite this status and there have been instances of such orders citing grid safety and stability issues being introduced in the past. This may occur as a result of the state electricity boards purchasing cheaper power from other sources or transmission congestion owing to a mismatch between generation and transmission capacities. There can be no assurance that the Government of India will continue to maintain the “must-run” status for renewable energy or that the state electricity boards will not make any orders to curtail the generation of renewable energy.

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

The Company and its subsidiaries have secured Long Term Access (“LTA”) for transmission of energy from its wind power projects under various power purchase agreement(s), and signed various LTA Agreements, in accordance with the regulations. However, the Company has received demand notices seeking payment of LTA charges calculated from the date of operationalization of the respective LTA despite the projects not being commissioned on account of delay / termination on account of Force Majeure Events and the Company and its subsidiaries have filed petitions before the Central Electricity Regulatory Commission (“CERC”), seeking alignment of the LTA start date with the actual date of commissioning of the project and for cases where the associated project has been terminated on account of force majeure - a declaration that the Company/its subsidiary is exempted from paying LTA charges for such terminated capacity on account of force majeure. Following the order of CERC, the Company has filed an appeal in APTEL regarding the alignment of LTA with the scheduled commencement of operation date. In the said pending cases o APTEL has granted an interim stay against recovery of transmission charges by CTUIL subject to partial payment as directed by the Tribunal. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

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

Environmental obligations and liabilities could have a substantial negative impact on our business and financial condition.

Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials (for e.g., battery, oil, chemical, module, inverter etc.) and are subject to extensive environmental laws and regulations at the national, state, local, and international levels. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the clean-up of contaminated sites, and occupational health and safety. As we expand our business into foreign jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, clean-up costs, or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may face uncertainty regarding the title to our land, which could adversely affect our operations and future development.

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

Non-compliance to and changes in various labour laws, regulations and standards may adversely affect our business.

We are required to comply with various labour and industrial laws in India, which include the Factories Act, 1948, the Industrial Disputes Act, 1947, the Employees State Insurance Act, 1948, the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965, the Workmen Compensation Act, 1923, the Payment of Gratuity Act, 1972, the Contract Labour (Regulation and Abolition)Act, 1970 and the Payment of Wages Act, 1936 in India. The GoI had approved the enactment of the Social Security Code 2020, the Occupational Safety, Health and Working Conditions Code 2020 and the Industrial Relations Code 2020. The three new codes have been enacted to abridge, rationalize and consolidate Indian central labour laws. The GoI has also approved implementing the Code on Wages, 2019 alongside the three new labour codes. The Code on Wages, 2019 proposes to subsume four existing laws—the Payment of Wages Act, 1936, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Equal Remuneration Act, 1976. The new codes, when implemented, will introduce several new changes, such as introducing a single registration and license for Indian companies, increasing threshold for applicability of certain laws for factories, increase in threshold for engaging contract workers, and government approval for retrenchment (termination) of workers. There is no assurance that our costs of complying with current and future labour laws and other regulations will not adversely affect our business, results of operations or financial condition. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines and, which may lead us to stop operations which could have an adverse impact on our operations.

Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business.

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

As of March 31, 2025, India’s foreign exchange reserve was US$ 665.40 billion. A sharp decline in these reserves could result in reduced liquidity, increased hedging costs and higher interest rates in the Indian economy.

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

Under Indian tax laws, generally a domestic company is liable to corporate tax rate of 30% (plus applicable surcharge and cess). However, a lower corporate tax rate of 25% (plus applicable surcharge and cess) is applicable for domestic companies in the year ending March 31, 2025 whose annual turnover or gross receipts does not exceed Rs. 4 billion in the year ended March 31, 2023. Additionally, the Income Tax Act, 1961 provides for a minimum alternate tax, or “MAT,” of 15% (plus applicable surcharge and cess) on the book profits of the companies computed in the prescribed manner, if the normal corporate tax liability of the company is less than 15% of such book profits.

The Indian tax laws also provide an option to the domestic companies to pay a reduced statutory corporate income tax of 22% plus applicable surcharge and cess (15% plus applicable surcharge and cess, for newly set up domestic manufacturing companies, subject to certain conditions provided commercial manufacturing operations are commenced by 31 March 2024), provided such companies do not claim certain specified deduction or exemptions. Further, where a company has opted to pay the reduced corporate tax rate of 15% or 22% plus applicable surcharge and cess, the MAT provisions would not be applicable. Thus, we and our subsidiaries operating in India may choose not to claim the specified deductions or exemptions and claim the lower corporate tax, in which case, the MAT provisions would not be applicable. Alternatively, we and our subsidiaries may choose to pay the higher of corporate tax, i.e., 30% or 25%, as the case may be, plus applicable surcharge and cess, after claiming the applicable deductions and exemptions or the MAT at the rate of 15% plus applicable surcharge and cess. Considering the impact of these provisions may vary from company to company and the option exercised, there is no certainty on the impact that these amendments may have on our business and operations or on the industry in which we operate.

Further, as per the Income Tax Act, 1961, a company incorporated outside India is to be treated as a resident in India if its place of effective management, or “POEM” is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are, in substance, made. If a company incorporated outside India is treated as a resident in India, global income of such company would be taxable in India at the rate of 35 % plus applicable surcharge and cess

Separately, if a foreign company carries on any of its business activities in India through its employees or agent or any other personnel, such foreign company could be deemed to have taxable presence (Permanent Establishment or Business Connection) in India, in which case, income of the foreign company attributable to its India presence would be taxed on a net basis in India at 40% plus applicable surcharge and cess , subject to benefit, if any, under applicable double taxation avoidance agreements.

Capital gain arising on transfer of unlisted shares in an Indian company is taxable in the hands of foreign company at 10 % plus applicable surcharge and cess if such shares have been held for a period of more than 24 months, otherwise at 35 % plus applicable surcharge and cess subject to benefit, if any, under applicable agreements. Indexation of cost of acquisition may not allowed to such foreign shareholders. Any further upstreaming of funds by the foreign company to its shareholders by way of dividend in cash should not be subject to tax in India.

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

Indian resident shareholders exiting from a foreign company either by way of redemption or sale of shares would be liable to capital gains tax at 12.5% where the shares have been held for a period of more than 24 months, otherwise at the applicable tax rates.

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

The GAAR under Indian tax law seeks to deny the tax benefit claimed in “impermissible avoidance arrangements.” An impermissible avoidance arrangement is defined under Indian tax laws as any arrangement, the main purpose of which is to obtain a tax benefit, subject to satisfaction of certain tests. If GAAR provisions are invoked, then the tax authorities have wide powers, including the denial of tax benefit or the denial of a benefit under a tax treaty. In the absence of sufficient judicial precedents interpreting GAAR provisions, the consequential effects on us cannot be determined yet and there can be no assurance that such effects would not adversely affect our business, future financial performance.

There is no assurance that any of the aforementioned provisions in Indian tax law and amendments thereto in the future would not adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Relating to the Company’s Securities

A transaction with the Consortium to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium may not be completed.

On December 11, 2024 the Company received a non-binding proposal from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$ 7.07 per share. Further, the Consortium submitted a final non-binding offer dated July 2, 2025 to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$ 8.00 per share.

As announced at the time of receipt of the non-binding offer, the ReNew Global Board of Directors formed a Special Committee (“Special Committee”) led by Manoj Singh, the Lead Independent Director, consisting of the six independent non-executive ReNew Global Directors to consider the non-binding proposal. The role of the Special Committee is to constructively explore and evaluate all strategic capitalization and financing opportunities available to the Company, including the proposal and offer received from the Consortium, and act in the interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP. The Consortium is engaged in ongoing, active discussions with the Consortium in relation to the final non-binding offer, and further disclosures will be provided as appropriate or as required.

No assurance can be given that any transaction resulting from the offer, any other proposal or offer received from the Consortium, or any other alternative transaction will be completed. ReNew’s senior management remains primarily focused on the effective day-to-day management of the Company and, as required by the Special Committee, contribute to the evaluation process.

There are significant risks to Company if a transaction with the Consortium, or an alternative transaction, is not completed, including that (i) the Company will have to incur significant transactions costs, (ii) Company’s continuing business relationships with offtakers, financial institutions, third-party service providers, and employees may be adversely affected, (iii) the price of the ReNew Shares could be adversely affected, (iv) the market’s perception of Company’s prospects could be adversely affected, and (v) the Special Committee, along with Company’s senior management and other employees will have devoted extensive time and effort to evaluating the proposal and offer, potentially at the expense of progressing other strategic initiatives intended to support the Company’s long-term growth and development.

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

In case of any negative media coverage or publish inaccurate or unfavorable research about the Company, the market price of our Class A Ordinary Shares and Warrants, and trading volume could decline significantly.

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

We are incurring additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. We incur higher costs associated with complying with the requirements of the U.S. federal securities laws and related rules implemented by the SEC and the Nasdaq, as well as similar legislation in applicable jurisdictions such as the U.K. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations have increased our legal and financial compliance costs since the Business Combination and renders some activities more time-consuming and costlier, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, board committees or as executive officers. Furthermore, if we are unable to satisfy our listing and other obligations as a public company, we could be subject to delisting of our shares, fines, sanctions and other regulatory action and potentially civil litigation.

As a “foreign private issuer” we are permitted to, and may, file less or different information with the SEC.

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

We are a public limited company incorporated under the laws of England and Wales. The U.K. Companies Act provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with prior authorization granted by an ordinary resolution of our shareholders (being a resolution passed by a majority of the votes cast) or in the ReNew Global Articles. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. An exception applies in respect of the allotment of shares in pursuance of an employees' share scheme (as defined in the U.K. Companies Act).

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

English law requires that we meet certain additional financial requirements before we declare dividends or repurchase shares.

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

Dividends are required to be authorized and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including:

•
Cash available for distribution;
•
Our results of operations and anticipated future results of operations;
•
Our financial condition, especially in relation to the anticipated future capital needs of our properties;
•
The level of distributions paid by comparable companies;
•
Our operating expenses; and
•
Other factors our Board of Directors deems relevant.

Additionally, our Board of Directors has authorised a $250 million share repurchase program, of which approximately $11 million of repurchase authority remained as of March 31, 2025. Our share repurchase program does not obligate us to acquire a specific number of shares during any period, and our decision to commence, discontinue or resume repurchases in any period will depend on the same factors that our Board of Directors may consider when declaring distributions, among others.

Any downward revision in the number of shares we purchase under our share repurchase program could have an adverse effect on the market price of our Class A Ordinary Shares and Warrants.

The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

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

A change in our tax residency could have an adverse effect our future profitability and cash flows, and may trigger taxes on dividends or exit charges.

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

We regularly access the Indian and international bonds and non-convertible debentures market, allowing us to raise funds from a range of institutional investors. From 2017 until March 2025, we raised over $4 billion through overseas dollar bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s. Any adverse revisions to these ratings by rating agencies may adversely affect the terms on which we are able to raise new funds and refinance existing borrowings. This could adversely affect our business, financial condition, cash flows and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

ReNew Energy Global Plc is a public limited company incorporated under the laws of England and Wales (company number 13220321) as a private limited company on February 23, 2021, and re-registered as a public limited company on May 12, 2021.

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 18.46 GWs of total capacity as of May 31, 2025, is one of the largest in India. We are also one of the largest utility-scale renewable energy solutions providers in India. We operate wind, solar, hydro energy projects, along with solar module and cell manufacturing facilities in India and as of May 31, 2025, we had a total commissioned capacity of 11.17 GW, and an additional 7.29 GW of committed capacity. In addition, we also have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities, both of which are operational. We have announced plans to expand our cell manufacturing facility by another 4 GW. In addition to being one of the largest vertically integrated independent power producers in India, we provide clean energy solutions and value-added energy offerings through digitalization, storage, and carbon market services that increasingly are integral to addressing climate change. We were founded in 2011 and are committed to driving change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a commissioned and committed capacity of 18.46 GW across nine states in India as of May 31, 2025. As of May 31, 2025, the Company has signed approximately 1.2 GW of contracts subsequent to the year ended March 31, 2025.

Our total income has grown from Rs. 89,309 million in the year ended March 31, 2023, to Rs. 109,070 million in the year ended March 31, 2025.

See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B for a description of our capital expenditure and section titled “Liquidity and Capital Resources — Indebtedness” under Item 5.B for a description of our indebtedness.

On December 11, 2024 the Company received a non-binding proposal from the Consortium to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$ 7.07 per share.

Further, the Consortium submitted a final non-binding offer dated July 2, 2025 to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$ 8.00 per share.

As announced at the time of receipt of the non-binding offer, the Special Committee was formed with a mandate to constructively explore and evaluate all strategic capitalization and financing opportunities available to the Company, including the proposal and offer received from the Consortium, and act in the interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP. The Consortium is engaged in ongoing, active discussions with the Consortium in relation to the final non-binding offer, and further disclosures will be provide as appropriate or as required.

No assurance can be given that any transaction resulting from the offer, any other proposal or offer received from the Consortium, or any other alternative transaction will be completed. For more information, see “Key Information. —Risk Factors—A transaction with the Consortium to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium may not be completed.” under Item 3.D. Company’s senior management remains primarily focused on the effective day-to-day management of the Company and, as required by the Special Committee, contribute to the evaluation process.

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

B.
Business Overview

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 18.46 GWs on a gross basis as of May 31, 2025, is one of the largest in India. We are one of the largest utility- scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar, hydro energy projects, along with solar module and cell manufacturing facilities in India and as of May 31, 2025, we had a total commissioned capacity of 11.17 GW, and an additional 7.29 GW of committed capacity. In addition, we also have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities, both of which are operational. We have announced plans to expand our cell manufacturing facility by another 4 GW. In addition to being one of the largest independent power producers in India, we provide end-to-end solutions in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change.

Our projects are based on proven wind, solar and storage technologies, typically covered under long-term PPAs with creditworthy offtakers including central government agencies, state electricity utilities and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA (Abu Dhabi Investment Authority), JERA (a joint venture between TEPCO Fuel & Power, a wholly owned subsidiary of Tokyo Electric Power Company, and Chubu Electric Power Co., Inc.), and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 5.4 times from the year ended March 31, 2017, to March 31, 2025. We are one of the largest independent power producers (in terms of total commissioned capacity) in the Indian renewable energy industry which has been achieved by delivering wind and solar energy projects, against the backdrop of Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to diversified pool of capital from Indian and international investors, lenders and other capital providers.

We are also a provider of intelligent energy solutions. We have an experienced in-house team focused on forecasting renewable energy demand and modelling energy distribution profiles. These solutions underpin grid infrastructure developed around renewable energy, minimize intra-day and seasonal demand variations and cost less than building new thermal power resources.

We also operate in the solar manufacturing space where we have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities. We have also announced plans to expand our cell manufacturing facility by another 4 GW.

Our market opportunity

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must- run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central government offtakers (with better credit ratings) in recently awarded projects. India had approximately 220 GW of total renewable installed generating capacity (including large hydro assets) as of March 31, 2025, which increased to 234 GW as of June 30, 2025, and it has announced a target of 500 GW of clean energy by 2030. In addition, under the National Green Hydrogen Mission, one of the key mission outcomes projected by 2030 entails development of green hydrogen production capacity of at least 5 Million Metric Tons (“MMT”) per annum and abatement of nearly 50 MMT of annual greenhouse gas emissions, which may require 125 GW of additional RE capacity.

We believe that through our disciplined bidding approach and vast project execution expertise, we are well positioned to tap this potential and grow our capacity through a combination of our committed projects of 6.63 GW as on March 31, 2025 and 7.29 GW as on May 31, 2025. Considering the importance of the corporate PPA market, ReNew has a separate department which exclusively looks at clean energy solutions for corporate customers. We pursue business with these customers through channel partners and also by responding to tenders.

Our competitive strengths

Market leadership in India’s high growth renewable energy sector

We are one of India’s largest utility-scale renewable energy solutions providers in terms of total commissioned capacity. During Fiscal 2024-25, bidding activities in India remained in-line with the Indian government’s 50 GW annual bid plan. Our total operational capacity has grown at a CAGR of 23% from 2.0 GW in March 2017 to 10.7 GW in March 2025. We contributed 7% of new renewable generating capacity (comprised of wind and solar assets) added in India in Fiscal 2024-25. As of March 31, 2025, the total installed capacity in India, comprised of solar and wind assets, was 156 GW, a 28 GW increase over March 31, 2024.

Presence across value chain through extensive in-house end-to-end project execution capabilities

We have a proven track record of developing, operating and maintaining projects at high standards. Our Board closely monitors project performance and actively guides our senior management in addressing operational issues. Our key competitive advantage is having in-house, project execution capabilities with a focus on execution and operational excellence. We believe that our range of wind and solar capabilities across project selection, resource assessment, project funding, land acquisition, project execution and project O&M positions us well for bidding for larger projects. For example,

•
Access to reliable data: Our project development team has access to multiple sources of data, including data from 132 active met masts across 110 sites in nine states in India, performance data from our commissioned capacity, data from our OEM vendors, and other reliable public data from multiple agencies, which helps us efficiently bid for projects, navigate the development process of each project and also improve the reliability of our pipeline.
•
Land acquisition and site selection: We have acquired through ownership or leasehold rights over 50,000 acres of land (for utility scale solar and utility scale wind energy projects) as of March 31, 2025, and are able to navigate through the complex land acquisition process in India. We are also in the process of engaging with state governments to acquire more land across various states in India.
•
EPC capabilities: We are able to execute both our solar and wind projects in-house. As of March 31, 2025, of 5.3 GW of commissioned organic solar capacity, approximately 5.0 GW was developed in-house through self-EPC. We have an in-house design team with access to cutting-edge technology and strong long-term relationships with our suppliers. We employ large teams for wind and solar EPC, across project design and engineering, procurement and project execution.
•
Evacuation: We have a team dedicated for managing power evacuation for our projects. They manage connectivity, evacuation infrastructure and coordinate with central and state transmission companies.
•
Vertically integrated with presence in solar manufacturing: With the announcement of Basic Customs Duty (“BCD”) on solar modules and cells, and the Approved List of Models and Manufacturers (“ALMM”) for both modules and cells, we made a decision to enter the solar manufacturing sector. This was a strategic move, aimed at securing our module and cell supplies, and aligned with India’s objective of developing a self-reliant solar supply chain. With favourable conditions on module and cell prices, we are opportunistic and sell the excess production in the market at healthy margins. In May 2025, BII committed $100 million in our solar manufacturing business, funding a new 4 GW TOPCon cell facility, de-risking our future capital requirements.
•
Operation and maintenance: We have developed in-house O&M capabilities with a team of over 800 employees and manage almost 100% of our solar projects in-house. In respect of our wind projects we manage approximately 1.7 GW of WTGs and another 1.9 GW of BoP in-house, which we believe provides us significant cost and operational benefits. In addition, our O&M team also manages more than 1 GWp of renewable energy assets for third party IPPs.

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

We have established strong working relationships with top-tier global battery system integrators and have a dedicated team focused on scaling our capabilities in Battery Energy Storage Systems (BESS) and energy management services. Our aim is to build a robust pipeline of utility-scale BESS linked projects in India. We actively look out for and partner with developers of renewable technology to remain competitive and enhance our capabilities.

While our business is not directly exposed to seasonality on the demand side, weather conditions can have a significant effect on our power generation and construction activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. The generation profile of these projects therefore does not always correlate with power demand. ReNew is therefore aiming to provide more balanced renewable power supply. We are among the few renewable energy producers with wind, solar and hydro assets and have won multiple intelligent energy solution projects like, Peak Power (403 MW installed renewable energy, or “RE” capacity), Round-The-Clock (“RTC”) (1.3 GW installed RE capacity), SJVN Firm & Dispatchable Renewable Energy (“FDRE I”) (950 MW installed RE capacity), SJVN FDRE II (302 MW installed RE capacity), SECI Hybrid VI (685 MW installed RE capacity), REMCL RTC II (600 MW installed RE capacity), NHPC FDRE I (500 MW installed RE capacity) and NTPC FDRE II (822 MW installed RE capacity) as of May 31, 2025. Our competitive differentiators are our ability to handle multiple renewables technologies, forecast generation profiles to minimize deviations from demand and sell excess power economically to the market, notwithstanding fluctuating generation profiles.

Project portfolio diversification across resources, geography, offtakers and vendors

Our portfolio is well diversified between wind and solar energy projects across eight states in India. We also enjoy a diversified base of offtakers and vendors. This diversification mitigates the operational volatility due to seasonal weather conditions, reduces concentration risk and places us at an advantage in bidding and winning bids for projects. Our offtakers include central government agencies and public utilities including state electricity utilities, and private industrial and commercial consumers. We focus particularly on the credit profile of our offtakers. As of March 31, 2025, approximately 53% of our offtakers (in terms of total capacity) included central agencies such as Solar Energy Corporation of India Ltd., or “SECI”, National Thermal Power Corporation Ltd., or “NTPC”, National Hydro Power Corporation Ltd., or “NHPC”, Rural Electrification Corporation Ltd., or “REC”, Railway Energy Management Corporation Ltd., or “REMCL”, Satluj Jal Vidyut Nigam Ltd., or “SJVN” and PTC India Limited, or “PTC”. In addition, approximately 15% of our total offtaker base comprised of corporate and industrial customers.

Predictive analytics and centralized monitoring

We closely monitor the performance of our wind and solar energy projects through our central and state monitoring centers, namely ReNew Diagnostics Centre and ReNew Command and Control Centers. Our dedicated team equipped with digital tools continuously tracks real-time data on energy generation at each site, promptly identifying any anomalies for immediate resolution. Moreover, our team analyses each project for potential issues, enabling us to enhance operational efficiency, monitor asset health, and optimize OEM maintenance processes. To support these efforts, our comprehensive ReD (ReNew Digital) Analytics Lab brings together cross-functional teams to develop advanced analytics solutions.

Strong and stable financial position with access to diverse sources of funding

We benefit from a strong financial position which we leverage prudently to support our growth. We have raised a mix of equity and debt to finance our projects. Our equity investors include a diversified pool of well-known international private equity, sovereign wealth and pension funds as well as renewables and infrastructure focused investors. We also have access to a range of project finance and debt instruments from multiple Indian and international investors. Our broad base of long-standing, equity investors include CPP Investments, ADIA, JERA, South Asia Clean Energy Fund and public markets shareholders. Since our incorporation in 2011, our equity investors have invested a total of $2.1 billion in the Group in various tranches, helping us retain an efficient capital structure with no mezzanine capital instruments. We have long-standing relationships with our project finance, corporate debt lenders and other capital providers including public and private commercial banks, non-banking financial companies, institutional investors, mutual funds and pension funds as well as specialized infrastructure lenders.

We routinely refinance our projects once they are operational. We have benefited from refinancing as it gives us the opportunity to create additional liquidity through top-up as well as release of existing cash, enhanced accrual of internal cash flows due to bullet repayment structures in bonds and easier restricted payment conditions. The additional liquidity can be utilized for various distributions, including to fund additional capital expenditure and optimize capital structure across the broader portfolio. We have had access to the on- shore bonds and non-convertible debentures market, allowing us to raise funds from institutional investors. We also deploy innovative structures to raise finance for our projects. From 2017 to March 2025, we have raised over $4.0 billion through overseas dollar green bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s.

Recurring and long-term cash flows supported by stable and long-term offtaker contracts

Our projects benefit from long-term PPAs, thereby enhancing the offtake security and long-term visibility of our cash flows. The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commercial operation date of the project. The term of our PPAs with commercial and industrial customers, that constitute approximately 15% of our portfolio, ranges from 8 to 25 years. These PPAs provide for fixed tariff rates with limited escalation provisions for some PPAs, thus providing a stream of visible, predictable and long-term cash flows.

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

Capital discipline

We target levered project equity IRRs of 16-20%. We are also focusing on raising capital through asset sales and minority stake sales, which have helped improve our returns by 20-25% (bringing the final levered eIRRs to 20-25%). In the case of minority stake sale, we typically reduce our capital deployed to 5-10% of project cost (compared to 25% if we were to hold 100% equity in the project). For asset sale, we typically sell assets at ~2x book value. The capital released from such capital recycling may be deployed in greenfield bids and new growth opportunities. In April 2022, we finalized a partnership with Mitsui & Co., Ltd., a leading global general trading and investment firm to invest in the RTC renewable energy project being developed by us, with Mitsui taking a 49% stake in the project. In May 2023, we entered into a partnership with PETRONAS’ clean energy subsidiary Gentari, where Gentari purchased a 49% equity stake in our 403 MW Peak Power project. Under the partnership, we invested approximately Rs. 3,130 million (approximately $38 million) for our 51% stake in the project and through our affiliates, will provide EPC, O&M, and project management services for the project. During the remainder of Fiscal 2023-24, we sold 400 MW of operating solar assets (100 MW to Technique Solaire and 300 MW to IndiGrid), wherein we realized cash inflow of approximately $104 million (including $8 million to be received against change in law claims) from the asset sales. In March 2025, we sold a 300 MW operating solar asset to Anzen, wherein we realized cash inflow of approximately $76 million (including $16 million to be received based on successful change in law claims) from the transaction. In May 2025, we secured an investment of Rs. 8,700 million ($100 million) from British International Investment (BII) for our solar manufacturing business. In June 2025, we sold a 300 MW solar asset and a ~276 ckms ISTS transmission project to IndiGrid, wherein we realized cash inflow of approximately $80 million (including $17 million to be received based on successful change in law claims) from the transaction.

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

Our prudent bidding approach and financial discipline is aimed at achieving pre-determined internal rate of returns from our projects. We have won over 1.25 GW, 1.90 GW and 1.20 GW of new bids in the years ended March 31, 2020, 2021 and 2022, respectively. In the year ended March 31, 2023, we did not win in a large number of bids as it would have resulted in lower IRRs than our target. In the year ended March 31, 2024, we won more than 8 GW of auctions. During Fiscal 2024-25, we have won ~4.8 GW (+800 MWh BESS) of auctions. Of the projects won in auctions in fiscals 2023-24 and 2024-25, we have already converted over 5 GW of installed capacity into power purchase agreements. We have also enhanced our capacity in innovative, market defining bids such as round-the-clock, peak power along with regular wind and solar energy projects. We have a systematic bid evaluation framework based on various parameters to optimize for execution capacity and cash flows. In order to maintain this growth rate and to achieve our internal rate of returns, we intend to continue deploying a prudent approach which is backed by thorough diligence and data analysis. We also intend to add to our pipeline of projects. We believe that we are well positioned to enhance our committed capacity at attractive internal rate of returns and be competitive in our bids.

Deepening value chain presence in wind and solar energy projects

We plan to continue to deepen our presence across the core renewable value chain, including the manufacturing of solar modules and cells, EPC and O&M. We manage solar EPC and O&M in-house and have built our capabilities for wind O&M and EPC to improve margins and execution efficiency. We continue to build our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs. We are vertically integrated for our solar module supplies, with our 4 GW Jaipur and 2.4 GW Dholera module manufacturing facilities coming online during Fiscal 2023-24 and Fiscal 2024-25 respectively. Further, our 2.5 GW solar cell facility at Dholera became operational during Fiscal 2024-25. Our solar cell facilities are based on MonoPerc technology whereas the 4 GW Jaipur facility utilizes TOPCon technology. We plan to expand our cell manufacturing facility by another 4 GW (using TOPCon technology) which should start producing cells in the year ending March 31, 2027.

Focus on innovation in hybrid and storage capabilities and invest in future decarbonizing solutions

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

We have released our second Annual Integrated Report, which adheres to the International Integrated Reporting Council (IIRC) framework and is aligned with Global Reporting Initiative (GRI) standards and International Finance Corporation (IFC) guidelines. This approach ensures a comprehensive and transparent depiction of our strategy, governance, performance, and prospects, encompassing both financial and non-financial aspects of our operations by integrating these facets into a unified narrative.

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

We are a founding member of the First Movers Coalition of the World Economic Forum that brings together pioneering organizations committed to driving innovation and positive change in various global sectors. Our strategic CSR interventions around energy access, digital literacy, women empowerment, and water conservation among others have impacted millions of lives and communities near our operational sites. Implementation of equal opportunity policy, fair treatment of employees, and gender parity initiatives has built an empowered workforce and a culture centered on safety contributing to a cohesive and secure work environment.

At ReNew safeguarding biodiversity is a key element of our environmental strategy. We strive to protect and enhance natural habitats across all our renewable energy projects. By conducting thorough environmental impact assessments, we identify and mitigate potential risks to local flora and fauna. ReNew became a signatory to the India Business and Biodiversity Initiative (IBBI), to further step up our conservation efforts. This year, ReNew has undertaken a detailed biodiversity risk assessment for all its sites, aligned with the principles of the Task force on Nature-Related Financial Disclosures (TNFD).

In our pursuit of climate resilience and transparency, we are aligning our climate disclosures with IFRS S2 Climate-related Disclosures. Through a comprehensive climate risk assessment, we have incorporated IFRS S2 principles across governance, strategy, risk management, and metrics.

Water conservation remains a key priority for ReNew. In 2025, we launched a pilot water positivity assessment (which refers to the evaluation of an entity’s water impact, specifically determining whether it returns more water to the environment than it withdraws for its operations) at two of our sites, aligned with the Water Neutrality Guidelines for Indian Industry developed by NITI Aayog. Both sites were successfully certified as positive for operational water, marking a significant milestone in our sustainability journey. This pilot serves as a strategic proof of concept and will inform the development of a scalable roadmap to achieve our ambition of becoming water positive across all operations by 2030.

This year ReNew has also conducted a comprehensive lifecycle impact assessment (LCA) of our Jaipur manufactured solar module, with results published on the global Environmental Product Declaration (EPD) platform—enhancing transparency and accountability across our value chain. Additionally, both our manufacturing facilities in Jaipur and Dholera have been awarded LEED Gold certification, reinforcing our commitment to sustainable and responsible manufacturing practices at scale.

In line with our commitment to innovate sustainable, equitable, and responsible clean energy solutions, our key external stakeholders are poised to play a pivotal role. Through synergistic partnerships with our suppliers, customers, and the regulators, we're paving the way for a greener, just, and responsible future. This year, we conducted a comprehensive ESG assessment of all our critical suppliers and established targeted corrective and preventive action plans.

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

As of May 31, 2025, we had a total commissioned capacity of 11.17 GW, and an additional 7.29 GW of committed capacity. “Commissioned projects” are projects for which a commissioning certificate has been issued and which have already started commercial operations and/or supply power to offtakers. “Committed projects” are projects for which a PPA has been signed for project development.

The following table provides a breakdown of our portfolio of our utility-scale wind energy projects, utility scale solar energy projects, corporate wind energy projects, corporate solar energy projects, hydro power project and utility-scale firm power projects by status (commissioned, committed and pre-commissioning revenue generating) as of March 31, 2025.

Particulars	Commissioned Capacity	Committed Capacity
Utility-scale wind energy projects	3,680 MW	-
Utility-scale solar energy projects	3,971 MW	1,850 MW
Corporate wind energy projects	401 MW	614 MW
Corporate solar energy projects	1,074 MW	441 MW
Utility-scale firm power projects	1,226MW	3,516 MW
Other projects	350 MW	210 MW
Total	10,702 MW	6,631 MW

Utility-Scale Wind Energy Projects

The following tables provide a breakdown of our utility-scale wind energy projects by commission status (commissioned and committed) and by offtaker as of March 31, 2025.

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

Utility-Scale Solar Energy Projects

The following tables provide a breakdown of our utility-scale solar energy projects by commission status (commissioned and committed) and offtaker as of March 31, 2025.

Commissioned projects

		Location	Capacity	Capacity Commission	Tariff	Tariff		PPA tenor
	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Model (2)	(Indian Rupees/kWh)	Offtaker	(from COD)
1	Charanka	Gujarat	40	Mar-17	Center PPA (3)	4.43	SECI	25
2	Bhadla	Rajasthan	50	Apr-19	Center PPA	2.49	SECI	25
3	Mahbubnagar 2	Telangana	100	Nov-17	Center PPA	4.66	NTPC	25
4	Pavagada	Karnataka	50	Dec-17	Center PPA	4.8	NTPC	25
5	Ostro - Rajasthan	Rajasthan	60	Nov-17	Center PPA	5.07	NTPC	25
6	VS- Lexicon	Rajasthan	10	Feb-13	Center PPA	8.69	NTPC	25
7	VS- Symphony	Rajasthan	10	Feb-13	Center PPA	8.48	NTPC	25
8	Sheopur	Madhya Pradesh	50	Jun-15	State PPA (4)	6.97	MPPMCL	25
9	MPSolar II	Madhya Pradesh	51	Oct-17	State PPA	5.46	MPPMCL	25
10	Adoni	Andhra Pradesh	39	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
11	Cumbum	Andhra Pradesh	21	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
12	Mehbubnagar -1	Telangana	100	May-16	State PPA	6.73	TSSPDCL	25
13	Sadashivpet	Telangana	24	Jun-16	State PPA	6.8	TSSPDCL	25
14	Dichipally	Telangana	143	Jun-17	State PPA	5.59	TSNPDCL	25
15	Mandamarri	Telangana	48	Feb-17	State PPA	5.59	TSNPDCL	25
16	Minpur	Telangana	65	Jun-17	State PPA	5.59	TSSPDCL	25
17	Mulkanoor	Telangana	30	Mar-17	State PPA	5.59	TSNPDCL	25
18	Ostro - Wanaparthy	Telangana	50	Sep-17	State PPA	5.59	TSSPDCL	25
19	Acquisition - Telangana	Telangana	260	Jun-17	State PPA	5.65	TSNPDCL, TSSPDCL	25
20	Alland	Karnataka	20	Mar-17	State PPA	4.86	BESCOM	25
21	Bhalki	Karnataka	20	Mar-17	State PPA	4.85	BESCOM	25
22	Chincholi	Karnataka	20	Apr-17	State PPA	4.84	BESCOM	25
23	Siruguppa	Karnataka	20	Mar-17	State PPA	4.76	HESCOM	25
24	Humnabad	Karnataka	20	Mar-17	State PPA	4.86	HESCOM	25
25	Devdurga	Karnataka	20	Sep-17	State PPA	4.76	MESCOM	25
26	Honnali	Karnataka	20	Nov-17	State PPA	5.05	BESCOM	25
27	Turuvekere	Karnataka	20	Nov-17	State PPA	4.84	BESCOM	25
28	Yadgir	Karnataka	20	Oct-17	State PPA	4.85	BESCOM	25
29	Kar 40bid	Karnataka	40	Oct-19	State PPA	3.22	MESCOM, BESCOM, GESCOM, CESC	25
30	VS-Star Solar	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
31	VS-Sun Gold	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
32	Mah Ph I	Rajasthan	250	Oct-19	State PPA	2.72	MSEDCL	25
33	Mah PhII	Rajasthan	300	Nov-21	State PPA	2.75	MSEDCL	25
34	TN 100	Tamil Nadu	100	Sep-19	State PPA	3.47	TANGEDCO	25
35	GUVNL	Gujarat	105	Apr-21	State PPA	2.68	GUVNL	25
36	SECI Rav IV	Rajasthan	975	Sep-24	Center PPA	2.18	SECI	25
37	SECI Raj	Rajasthan	110	Feb-21	Center PPA	2.49	SECI	25
38	SECI IV	Rajasthan	300	Dec-21	Center PPA	2.54	SECI	25
39	SECI IX	Rajasthan	400	Mar-24	Center PPA	2.37	SECI	25
	Total		3,971

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.

(3)
Central PPA refers to the PPAs entered into with SECI and NTPC.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.

Committed projects

						Tariff
		Location		Capacity Commission date, or	Tariff	(Indian		PPA tenor
S.No.	Project Name	(Indian State)	Capacity (MW)	“COD” (1)	Model (2)	Rupees/kWh)	Offtaker	(from COD)
1	REC-DVC	Rajasthan	200	In the second half of the year ending March 31, 2026	State PPA (3)	2.69	SECI	25
2	PSPCL	Rajasthan	100	In the second half of the year ending March 31, 2026	State PPA (4)	2.33	PSPCL	25
3	GUVNL XIX	Rajasthan	400	In the second half of the year ending March 31, 2026	State PPA	2.71	GUVNL	25
4	SECI VIII	Rajasthan	200	In the first half of the year ending March 31, 2026	Center PPA	2.51	SECI	25
5	SECI IX	Rajasthan	300	In the second half of the year ending March 31, 2026	Center PPA	2.37	SECI	25
6	SECI XI	Rajasthan	350	In the first half of the year ending March 31, 2027(5)	Center PPA	2.60	SECI	25
7	SECI XII	Rajasthan	300	In the first half of the year ending March 31, 2027(5)	Center PPA	2.52	SECI	25
	Total		1,850 MW

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.
(5)
Subject to transmission network readiness.

Utility-Scale Firm Power Projects

The following tables provide a breakdown of our utility-scale firm power projects by commission status (commissioned and committed) and offtaker as of March 31, 2025.

Commissioned projects

S. No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission Date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)
1	PP-1	Karnataka	308	Jun-24	Center PPA	Off Peak (4) - 2.88 Peak (4) - 6.85	SECI	Wind	25
2			81	Dec-24				Solar
3	RTC-1	Karnataka	436	Jun-24	Center PPA	Rs. 2.90/unit for 1st year with escalation of 3% until 15th year, from 16th to 25th year 15th year tariff will apply	SECI	Wind	25
4	RTC-1	Rajasthan	400	Apr-24				Solar
	Total		1,225

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates. For commissioned projects, the COD refers to the weighted average dates of commissioning.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPA refers to the PPAs entered into with SECI.
(4)
Assured peak power supply for six hours split across two slots during the day (two-hour morning slot, four-hour evening slot).
(5)
Subject to transmission network readiness.

Committed projects

S. No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission Date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)
1	PP-1	Karnataka	14	In the first half of the year ending March 31, 2026	Center PPA	Off Peak (4) - 2.88 Peak (4) - 6.85	SECI	Wind	25
2	RTC-1	Karnataka	166	By the second half of the year ending March 31, 2026	Center PPA	Rs. 2.90/unit for 1st year with escalation of 3% until 15th year, from 16th to 25th year 15th year tariff will apply	SECI	Wind	25
3		Maharashtra	300
4	SECI Hybrid VI	TBD	685	24 months from PPA date (5)	Center PPA	4.69	SECI	Solar + Wind	25
5	SJVN FDRE-I	TBD	950	24 months from PPA date (5)	Center PPA	4.39	SJVN	Solar + Wind	25
6	REMCL RTC II	TBD	600	24 months from PPA date (5)	Center PPA	4.37	REMCL	Solar + Wind	25
7	NHPC FDRE I	TBD	500	24 months from PPA date (5)	Center PPA	4.64	NHPC	Solar + Wind	25
8	SJVN FDRE II	TBD	302	24 months from PPA date (5)	Center PPA	4.25	SJVN	Solar + Wind	25
	Total		3,517

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates. For commissioned projects, the COD refers to the weighted average dates of commissioning.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Center PPA refers to the PPAs entered into with SECI.
(4)
Assured peak power supply for six hours split across two slots during the day (two-hour morning slot, four-hour evening slot).
(5)
Subject to transmission network readiness

Corporate Projects

The following tables provide a breakdown of our corporate solar and wind energy projects by commission status (commissioned and committed) as of March 31, 2025.

Corporate Wind Energy Commissioned Projects

		Location	Capacity	Capacity Commission		Tariff (Indian		PPA tenor (from
S.No.	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	COD)
1	Various Corporate Wind Projects (4)	Various	401	Feb-13 to Apr-24	Third Party (3)	3.35 – 6.32	Multiple	10-25
	Total		401

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
Includes Hybrid Projects.

Corporate Wind Energy Committed Projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1	Other Corporate Projects (3)	Multiple	614	Between the first half of the year ending March 31, 2026 and the second half of the year ending March 31, 2027	Third Party	3.31 – 3.81	Third Party	10-25	PPA/Contract Signed
	Total		614

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.

(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Corporate Solar Energy Commissioned projects

				Capacity
		Location		Commission date, or		Tariff (Indian		PPA tenor
S.No.	Project Name	(Indian State)	Capacity (MW)	“COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	(from COD)
	Solar Corporate
1	Projects (3)	Multiple	1,074	Jan17 to Mar-25	Third Party	2.81 – 5.66	Third Party	10-25
	Total		1,074

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Corporate Solar Energy Committed projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1	Corporate Projects (3)	Multiple	441	Between the first half of the year ending March 31, 2026 and the second half of the year ending March 31, 2027	Third Party	3.16 – 3.81	Third Party	20-25	PPA/Contract Signed
	Total		441

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Other Projects

		Location (Indian	Capacity	Capacity Commission		Tariff (Indian		PPA tenor
S.No.	Project Name	State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	(from COD)
1	Other Commissioned Projects (4)	Multiple	350	July, 2022(3)	Merchant	IEX	Merchant	—
2	Other Committed Projects	Rajasthan	210	In the first half of the year ending March 31, 2026	Merchant	IEX	Merchant	—
	Total		560

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

Of our total offtaker base as of March 31, 2025, government agencies and public utilities constituted approximately 82%, private industrial and commercial offtakers constituted approximately 15% while merchant constituted approximately 3%. For the year ended March 31, 2025, one customer, which is a state owned accounted for more than 10% of our revenue. See the section titled “Business Overview — Power purchase agreements” under Item 4.B below for more details on the terms of our PPAs with our offtakers, including these customers.

The following table sets forth our offtaker profile as a percentage of our total capacity as of March 31, 2025.

Total Capacity (commissioned and committed)%
Central Agency (SECI/PTC/NTPC /NHPC/SJVN/REMCL/REC)	53.23%
State
Andhra Pradesh (1)	4.49%
Gujarat (2)	3.90%
Karnataka (3)	4.10%
Maharashtra (4)	5.69%
Madhya Pradesh (5)	3.33%
Rajasthan (6)	2.12%
Telangana (7)	4.15%
Tamil Nadu (8)	0.58%
Punjab (11)	0.58%
Third Party (9)	14.60%
Others (10)	3.23%
Total	100%

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
(11)
Punjab includes PSPCL.

Power purchase agreements

We sign long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. The long-term PPAs for our projects enhance the offtake security and long-term visibility of our revenues. As of March 31, 2025, our PPAs for our utility-scale projects had an average term of more than 24 years.

For our utility-scale wind and solar energy projects and our utility-scale firm power projects, our PPAs with central government and DISCOMs typically have a term of 25 years. As of March 31, 2025, all of our PPAs with central government agencies had a term of 25 years, while the PPAs with state DISCOMs had a term of 24.1 years. Similarly, our PPAs with private commercial and industrial users have a term ranging from eight to 25 years.

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

A number of factors are considered in our assessment of potential bids, including the credit rating of the offtaker, ease of doing business in the relevant state where the project is envisaged to be set up, availability and ownership of land, soil conditions and variability, solar irradiation levels, wind speeds and PLFs (if wind component is present) at the location of the project, land and capital costs, payment cycles, operational costs, compliance costs, ease of construction, required wind turbine size, climate, topography and other location coordinates. We also evaluate the opportunity on the basis of the capacity being offered, grid connectivity and evacuation infrastructure, including assessing distance to the nearest substations and the capacity of the substations to evacuate the power produced.

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

Equipment Suppliers

We acquire key equipment such as turbines and solar equipment from a diverse group of leading suppliers as highlighted in the tables below. We have rigorous vendor evaluation and quality control processes for equipment procurement to high standards. We analyse the wind data (for wind energy projects) or irradiation data (for solar energy projects) from each project site in order to determine the specifications of the equipment we require and engage with equipment suppliers accordingly. We typically assess an equipment contract based on price, warranty and insurance programs, equipment degradation rate, technical support and the reputation of the supplier, among other factors.

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

Suppliers for utility-scale wind energy projects

Operating equipment for utility-scale wind energy projects primarily consists of turbines, inverters and transformers. Costs for turbines typically represent majority of our utility -scale wind energy project investment costs. Our turbine supply strategy is largely based on developing strong relationships and establishing framework agreements with leading turbine suppliers. The following table sets forth our OEM suppliers for wind turbines based on contracted capacity as of March 31, 2025:

Wind Energy Projects - Contracted Capacity (1)	(%) (2)
Siemens Gamesa Renewable Power Private Limited	35.8%
Envision Energy International Limited, Hong Kong	19.2%
Suzlon Energy Limited	17.6%
Vestas Wind Technology India Pvt. Ltd	7.4%
GE India Industrial Pvt. Ltd	6.3%
Inox Wind Limited	4.7%
ReGen Powertech Private Limited	4.5%
Wind World (India) Limited	3.0%
Senvion Wind Technology Pvt Ltd.	1.1%
Kenersys India Private Limited	0.5%
Total	100%

Notes:

1)
Contracted capacity includes all of the capacity for which a contract has been entered into regardless of the project status. It includes utility-scale wind energy projects and utility-scale firm power projects (wind).
2)
Based on 5,404 MW of contracted capacity of utility-scale wind energy projects and utility-scale firm power projects (wind) for which suppliers have been engaged as of March 31, 2025.

Suppliers for utility-scale solar energy projects

Operating equipment for solar energy projects primarily consists of solar module panels, inverters, cables, solar mounting structures, trackers, transformers and evacuation systems. We purchase major components such as solar module panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost of equipment purchased, reliability, warranty coverage, ease of installation and other ancillary costs. The following table sets forth our OEM suppliers for solar panels based on contracted capacity as of March 31, 2025:

Utility-Scale Solar Energy Projects	(%) (1)
Self-Supply	53.4%
Longi Solar Technology Co. Ltd.	13.0%
JA Solar International Limited	8.2%
Jinko Solar Co., Ltd	5.0%
Hareon International Co., Limited	2.8%
Canadian Solar International Limited	2.6%
Talesun Solar	2.3%
Risen Energy Co. Ltd.	1.9%
ZNShine PV-Tech Co. Ltd.	1.7%
Hanwha Q Cells (QIDONG) Co. Ltd.	1.4%
Trina Solar Energy Development Pte Ltd.	1.2%
Jinergy Solar	1.2%
First Solar FE Holdings Pte. Ltd.	1.2%
Vikram Solar Limited	1.1%
BYD Company Limited	0.9%
GCL System Integration Technology Co Ltd.	0.8%
Renesola Singapore Pte Ltd.	0.6%
Goldi Sun Pvt Ltd	0.5%
Yingli Solar	0.1%
Total	100%

Notes:

(1)
Based on 10,598 MWp of capacity of utility-scale solar energy projects and utility-scale firm power projects (solar) for which suppliers have been engaged as of March 31, 2025.

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

Operations and Maintenance

Wind

Operations and Maintenance (O&M) services for our wind energy projects are delivered through a combination of in-house teams and third-party service providers. We are progressively increasing the share of project capacity managed internally to enhance operational flexibility. This shift allows us to directly operate and maintain the turbines, extend existing supplier agreements, or establish new service contracts with other vendors. We believe that strengthening our in-house O&M capabilities gives us greater control in managing turbine operation and maintenance.

For projects not managed internally, we engage third-party O&M contractors under long-term contracts, typically ranging from 2 to 20 years, with renewal options. These agreements generally include fixed annual fees, which may be subject to escalation based on predetermined rates. Commonly, the first two years of service are provided at no cost.

Our O&M contracts usually include performance guarantees, under which service providers are obligated to compensate us for any shortfalls in machine or resource availability, subject to an annual cap, typically a percentage of the total annual fees. The scope of services offered includes coordination with state electricity boards and other regulatory bodies, equipment and evacuation infrastructure maintenance, and a range of technical services such as reporting, testing, and inspections. While turbine manufacturers often handle the on-site O&M of turbines and the associated balance of plant (including pooling stations), we are required to ensure regulatory compliance and to secure and maintaining insurance coverage.

These contracts may be terminated by either party upon the occurrence of an event of default, including bankruptcy or insolvency, failure to fulfil contractual obligations, unauthorized assignment of services, or material breach of terms. The obligations under these agreements remain subject to changes in applicable laws.

The average operational lifespan of our wind energy projects is approximately 30 years.

Solar

O&M services for our solar energy projects are typically provided in-house. Almost all of our utility-scale solar projects are self-operated and we provide continuous O&M services (through the in-house O&M service group company) of plant preventive maintenance, round the clock security services, maintenance of switchyard and transmission line, supply of spares and consumables, plant monitoring and logging, insurance and warranty claims, module cleaning, vegetation control, seasonal tilt, photovoltaic module thermography, IV testing of photovoltaic modules, electroluminescence mass testing on a case to case basis, and plant availability warranty.

Under our O&M contracts, we generally set performance targets which are evaluated annually with pre-agreed performance guarantee rates. If the performance guarantee rate is not met, the service provider is liable to pay compensation as per the contract terms. Further, these contracts may be terminated by either party upon the occurrence of an event of default which includes bankruptcy or insolvency of the other party, failure by the other party to discharge obligations, assignment of the contract by the other party in contravention of the terms thereof, and material breach of the terms of the contract or misrepresentation by the other party. The liability of the parties under the contracts is typically limited to the annual operating fee payable under such contracts. The performance under such contracts is subject to any changes in applicable laws.

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

Environmental, Health and Safety Management

Our organization is deeply committed to environmental stewardship and maintaining safe work practices across all operations. To uphold these commitments throughout the project lifecycle, we have implemented Environmental and Social Management Systems (ESMS) and robust Health and Safety Management Systems at both corporate and site levels.

These systems form the foundation of our integrated approach to environmental, health, safety, and social responsibility. They serve as a comprehensive framework to guide our actions in protecting people from workplace injuries and occupational illnesses, preserving the environment, and safeguarding our assets.

Key components of our Environment, Social, Health, and Safety (ESHS) framework include:

•
Environmental and Social Management System (ESMS): Our ESMS is aligned with leading international standards such as the International Finance Corporation (IFC) Performance Standards and the Asian Development Bank’s Safeguard Policy Statement (2009). We commission independent third-party Environment and Social Impact Assessments (ESIA) for all major construction projects to ensure responsible development.
•
Risk and Impact Management: Systematic identification and management of health and safety risks, as well as environmental and social aspects and impacts.
•
Capacity Building: We invest in developing our people through targeted training to enhance their capability to manage ESHS risks and impacts effectively.
•
Stakeholder Engagement: We actively engage with stakeholders to address environmental and social concerns and incorporate their feedback into our decision-making processes.

We are certified in the following international standards:

•
ISO 45001:2018 – Occupational Health and Safety Management
•
ISO 14001:2015 – Environmental Management
•
ISO 9001:2015 – Quality Management, including project management and design

To ensure continuous improvement and compliance, we conduct regular audits through both internal mechanisms and accredited third-party auditors. These efforts reinforce our commitment to excellence in the environment, health, safety, and social performance.

Employees

As of March 31, 2023, 2024 and 2025, we had 2,481, 3,988, and 4,336 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2023	2024	2025
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams	477	619	601
Business development (includes business development, bidding and new business teams)	134	120	135
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	170	53	28
Design and engineering (include design, technical and power evacuation teams)	193	207	170
Procurement and commercial	52	116	93
Module and Cell Manufacturing	160	1,373	1,832
Project execution	537	640	608
O&M (includes project asset management and performance monitoring teams)	667	730	716
Quality health safety and environment	91	130	153
Total	2,481	3,988	4,336

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

At ReNew, we are harnessing artificial intelligence to optimize renewable energy operations, improve efficiency, and drive sustainability. Through our ReNew Digital (ReD) team and agile pods, we collaborate across business, data, and engineering functions to rapidly scale AI use cases. These include predictive maintenance, power optimization, defect detection, and early fault identification across our wind and solar assets. We work closely with various departments like operations, trading, HR, finance, supply chain, safety, manufacturing and others to deploy AI and automation solutions that enhance decision-making, streamline operations, and boost performance. We have built a unified platform to consolidate site data and enable advanced analytics, while our Digital Twin technology helps us plan better and manage risks in hybrid projects. Generative AI is also being integrated across business functions for interactive data analysis, document processing, and operational tracking. Our focus on automation, in-house forecasting models, and continuous innovation is helping us deliver smarter, more sustainable, and cost-effective energy solutions.

We have established strong working relationships with top-tier global battery system integrators and have a dedicated team focused on scaling our capabilities in Battery Energy Storage Systems (BESS) and energy management services. Our aim is to build a robust pipeline of utility-scale BESS projects in India.

Additionally, we are actively engaged in evaluating and structuring commercially viable BESS projects, collaborating with technology providers, EPC contractors, and grid operators to ensure bankability and compliance. Our efforts include identifying suitable project sites, designing optimal storage configurations, navigating policy frameworks, and ensuring seamless commissioning and integration into the grid.

A key focus of ours is capability development - investing in tools and talent to build advanced Energy management systems (EMS) for predictive maintenance, performance optimization, and lifecycle cost reduction. By leveraging global partnerships and in-house innovation, the BESS team is positioning our IPP business to capitalize on India’s growing demand for grid-scale storage and round-the-clock renewable power solutions.

Furthermore, we have developed in-house transmission capabilities, to build transmission lines for upcoming RE projects, and to optimize costs. Our transmission business has commissioned two ISTS connected transmission scheme projects and is executing another ISTS project under the TBCB mode in Southern India. We also prioritize evaluating new energy storage solutions and associated technologies to further improve operational efficiencies.

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

Cybersecurity is pivotal for our digital strategy, driving business outcomes. As a leading renewable energy firm, we acknowledge the paramount importance of robust data and cyber security measures to safeguard operations and stakeholder trust. To maintain our position, we emphasize on key areas such as fostering a culture of cyber resilience, empowering employees through training and awareness programs, and leveraging emerging technologies like AI and ML. By prioritizing these initiatives, we ensure a secure foundation to innovate and thrive in the digital landscape, reinforcing trust and sustaining operational integrity.

In March 2021 and 2024, we were named to the World Economic Forum’s (WEF) Global Lighthouse Network, which recognizes companies using new technologies to achieve environmentally sustainable, community supportive and profitable growth.

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

•
Remarkable leap in S&P Corporate Sustainability Assessment (CSA) ESG to 73 in 2025 from 55 in 2024. Included in the prestigious S&P Global Yearbook for 2025.
•
Refinitiv awarded us a score of 84.35 in 2025, increased from 79.25 in 2024, ranking us first globally in the Electric Utilities & IPPs category.
•
Sustainalytics placed us in the 2025 Top-Rated ESG Companies list with a low-risk score of 13.1.
•
Maintained “B” rating in CDP Climate Change in 2025. Our inaugural CDP Water submission received an "A-" rating, placing us in the Leadership band globally. Additionally, our Supplier Engagement Rating (SER) advanced from “A– “to “A”, placing us in the Leadership band globally and exceeding both regional and sector averages.
•
Sustained our leadership band position in MSCI ESG ratings with a rating of “AA” in 2025.

We are a signatory to the United Nations Global Compact’s (UNGC) Business Ambition for 1.5°C Commitment to drive our commitment. We are the first in our sector in India to get our targets validated by Science-Based Targets initiative (SBTi) criteria of achieving Net Zero by 2040.

Targets Validated by SBTi

•
Near Term Target: Reduction of Scope 1, 2 and 3 GHG emissions (Scope 3 include GHG emissions from purchased goods and services, capital goods, fuel and energy related activities, and upstream transportation and distribution) by Fiscal 2026-27 from base year Fiscal 2021-22 by 29.4%.
•
Long Term Target: Reduction of Scope 1, 2 and 3 GHG emissions by Fiscal 2039-40 from base year Fiscal 2021-22 by 90%.

Over the years, we have diligently integrated sustainability into our operations through multiple initiatives to achieve the various global targets that we have undertaken. These include deploying robotic cleaning solutions for solar units to save water, monitoring and reducing greenhouse gas emissions, fostering diversity and inclusion, advancing community development, and cultivating a safety-focused culture. These efforts are underpinned by our robust Integrated Management System, certified by Bureau Veritas, which aligns with global best practices. Our robust systems adhere to global best practices, including ISO 9001 for quality, 14001 for environmental management systems, and 45001 for occupational health and safety. We have implemented measures to monitor and enhance employee satisfaction, happiness, and well-being. By adopting the Safety Culture Improvement Program, we aim to cultivate a secure workplace environment and have established specific goals for continuously enhancing safety performance. At the board level, we maintain an ESG Committee composed entirely of independent and non-executive directors. This committee is reinforced by a Steering Committee consisting of senior leadership, guiding our sustainability efforts with strategic direction.

We have implemented several initiatives to align our efforts with the United Nations Sustainable Development Goals (UNSDGs), a set of 17 global goals adopted by all United Nations Member States. These goals include specific targets to be achieved by 2030 and aim to address critical global challenges such as poverty, inequality, climate change, environmental degradation, peace, and justice. Our initiatives are designed to contribute meaningfully to these goals, contributing to sustainable development and positive global impact

We drive innovation in environmental sustainability, energy storage, and climate change, evidenced by our strategic research and development partnerships with esteemed institutions such as the Indian Institute of Technology (IIT) in Delhi (where we have jointly established the Renew IIT Delhi Centre of Excellence), and Columbia University.

In collaboration with esteemed institutions such as COP29, the World Economic Forum (WEF), and the United Nations Environment Program (UNEP), we actively engage in policy discussions concerning climate change and energy security. In India, we collaborate with organizations like the Indian Women Network and UNGC to advance our diversity and inclusion agenda.

The following outlines our performance against our ReStart Targets:

Environment	Social	Governance
•
ReNew’s Net-Zero by 2040 targets validated by SBTi
•
Validated as Carbon Neutral (Scope 1 and 2) for the fifth time
•
76% Electricity sourced through clean energy sources
•
Two sites certified as water-positive for operational water
•
Conserved over 436,175 kiloliters of water annually by deploying robotic cleaning of solar panels

•
Established a fully women-led post-lamination line at our Jaipur module manufacturing plant
•
Achieved: ~5% YoY reduction in Lost Time Injury Frequency Rate (LTIFR) for FY 2024-25
•
~90% employees participated in training on ESG matters.
•
~49% of security staff received training on human rights
•
Our social responsibility programs have impacted over 1.7 million people across 11 states and covering over 740+ villages in India
•
16% women in the workforce against a target of 30% women in the workforce by 2030

•
Released 2nd Integrated report aligned with IIRC, GRI, SASB, IFRS S2, EFRAG, CSRD and UNGC
•
Improved score in S&P CSA to 73 for Fiscal 2023-24 from 55 for Fiscal 2022-23
•
Included in 2025 Top-Rated ESG Companies List by Morningstar Sustainalytics
•
Improved score to 84.35/100 by Refinitiv for Fiscal 2023-24 as compared to 79.25 for Fiscal 2022-23. ReNew has been ranked 1st globally in the Electric Utilities & IPP category
•
Rated “A-” in CDP Water and “A” in CDP Supplier Engagement for Fiscal 2023-24 and included in the Leadership band. Maintained “B” rating in CDP Climate Change for Fiscal 2023-2024.
•
Maintained “AA” rating in MSCI sustaining our position in the leadership band for Fiscal 2023-24.
•
40% board diversity
•
60% Independent directors on board
•
3-tier ESG & Sustainability governance in place with a board level ESG Committee
•
ESG-linked KPIs embedded into executive evaluation and remuneration structure

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
•
ReNew Young Climate Leadership Curriculum: An advocacy curriculum for school students to drive climate action and induce behavioral change for more sustainable lifestyles.

•
Community-based water management: A community-corporate-based partnership to address the need for ensuring access to quality drinking water by the establishment of water filtration units in communities and schools.
•
Thought leadership: To scale up our interventions and create a deeper impact, we launched our philanthropic arm, the “ReNew Foundation,” in 2018 to drive policy advocacy through various partnerships and programs.

In recognition of our various corporate social responsibility efforts, we were included in the prestigious Fortune Change the World List 2024.

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

Guidelines for Development of Onshore Wind Power Projects, 2016 (“MNRE Guidelines”)

The Ministry of New and Renewable Energy (“MNRE”) initially issued guidelines for orderly growth of the wind power sector, which were subsequently revised from time to time. These guidelines aim to facilitate the development of wind power projects in an efficient and cost-effective manner.

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

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Wind and Solar Power

The Ministry of Power (MoP) issued guidelines on August 3, 2017 and December 8, 2017, as amended, for procurement of solar and wind power, respectively, through tariff based competitive bidding process (“Competitive Bidding Guidelines”). The Competitive Bidding Guidelines aim to enable the distribution licensees to procure solar and wind power at competitive rates in a cost-effective manner. These Guidelines have been issued under the provisions of Section 63 of the Electricity Act for long term procurement of electricity, determined through the competitive bidding process, by the procurers, the distribution licensees, or the authorised representatives(s), or an intermediary procurer from grid-connected Solar PV Power Projects or grid-connected Wind Power Projects having capacity of 5 MW and above or 5 MW and above for intra-state projects 50 MW and above for inter-state projects, respectively. The Competitive Bidding Guidelines were further supplemented when the Ministry of Power issued guidelines on August 26, 2022 with the aim of promoting cheaper renewable energy sources replacing costlier thermal power and to promote RPO of distribution licensees. Additional guideline updates in July 2023 have introduced a transparent, fair, standardized procurement framework based on open competitive bidding and guidelines around the competitive procurement of electricity from solar PV power plants, Solar PV capacity addition and energy storage obligation requirements of DISCOM.

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

National Repowering and Life Extension Policy for Wind Power Projects, 2023

The policy was issued by Ministry of New and Renewable Energy (MNRE) on December 7, 2023 to enable the replacement of older turbines with newer, more efficient models even before the end of their design life, if owners choose to. It also allows for the refurbishment of wind turbines to extend their life beyond the design life based on safety and performance assessment according to relevant standards. The National Institute of Wind Energy (NIWE) estimated the country’s repowering potential at 25.406 GW for turbines below a 2 MW capacity. A detailed repowering potential map will be issued by NIWE. Turbines eligible for repowering or refurbishment under the policy include those not complying with the quality control order, those that have completed their design life, turbines of rated capacity below 2 MW, and turbines that can be commercially or voluntarily considered after 15 years of installation.

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

Viability Gap Funding Scheme for Offshore Wind Projects

On September 11, 2024, the MNRE of India issued guidelines for the implementation of the Viability Gap Funding (“VGF”) Scheme for offshore wind energy projects. The scheme provides for the development of 1,000 MW of offshore wind capacity—500 MW each off the coasts of Gujarat and Tamil Nadu—with a total government outlay of Rs. 6,853 Crore through fiscal year 2031–32.

The Solar Energy Corporation of India (“SECI”) has been designated as the implementing agency. SECI will conduct competitive bidding for the 500 MW project off the Gujarat coast. Bidding for the Tamil Nadu project will commence following completion of site surveys by the National Institute of Wind Energy (“NIWE”). SECI will enter into a 25-year Power Purchase Agreement (“PPA”) with the selected Offshore Wind Power Developer (“OWPD”) and a corresponding Power Sale Agreement (“PSA”) with the relevant state distribution companies (“DISCOMs”). Projects awarded under the scheme must be commissioned within 48 months from the date of PPA execution.

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

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Firm and Dispatchable Power from Grid Connected Renewable Energy Power Projects with Energy Storage Systems, 2023

The Ministry of Power (MoP) has issued guidelines for a tariff-based competitive bidding process to procure firm and dispatchable power from grid-connected renewable energy projects with energy storage devices on June 9, 2023. The guidelines specifically focus on the procurement of firm and dispatchable power from grid-connected RE power projects. Firm and Dispatchable RE power refer to the supply of electricity according to the specified demand profile mentioned in the Request for Selection (RfS) or bidding documents. Bids will be solicited in terms of power capacity, with a minimum bid quantum of 50 MW. The guidelines emphasize the need of encouraging competition, transparency, and standardized procurement in order to minimize power procurement costs, allow renewable capacity increase, and meet renewable purchase and storage power responsibilities. They also intend to deliver appropriate returns to investors and to provide the groundwork for long-term inter-state and intra-state electricity sales and purchases. The bidding procedure will be a two-part, single-stage process that includes a technical bid and financial bid review. Qualification standards, including technical and financial requirements, have been established to assess the competence of project developers. The successful bidder must retain a majority stake in the special purpose vehicle or project company that will carry out the power purchase agreement (PPA). The PPA period is ideally 20 years, but can be extended to 25 years.

A subsequent amendment by MoP was published on February 2, 2024 focuses on refining Clause 14.3, specifically addressing delays in the commencement of power supply. Notably, Clause 14.3 (b) (ii) has been officially removed, indicating a deliberate effort to streamline and potentially expedite the initiation of power supply from these projects. The revision is poised to have a substantial impact on the operational dynamics of grid-connected renewable energy initiatives nationwide.

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

In a notification published on 28th March 2023, CERC further extended the period of applicability of the said regulations through June 30, 2024.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff determination from Renewable Energy Sources) Regulations, 2024

The Central Electricity Regulatory Commission (CERC) on June 12, 2024, issued the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2024.

These regulations come into force on 1st July 2024, and, unless reviewed earlier or extended by the Commission, shall remain in force up to March 31, 2027.

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

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2023. (“Grid Code”)

The CERC notified the new Grid Code on 29th May 2023. These regulations will apply to all users, state load dispatch centers (SLDCs), renewable energy management centers, regional load dispatch centers (RLDCs), national load dispatch center, central transmission utility, state transmission utilities, licensees, five regional power committees, settlement nodal agencies, qualified coordinating agencies and power exchanges to the extent applicable. For stable, reliable and secure grid operation and to achieve maximum economy and efficiency of the power system, the grid code apart from the provisions relating to the role of various statutory bodies and organizations and functional linkages among them, contains extensive provisions pertaining to reliability and adequacy of resources; technical and design criteria for connectivity to the grid including integration of new elements, trial operation and declaration of commercial operation of generating stations and inter-state transmission systems; protection setting and performance monitoring of the protection systems including protection audit; unit commitment, scheduling and dispatch criteria for physical delivery of electricity; integration of renewables; ancillary services and reserves; and cyber security.

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

National Electricity Plan, Volume II – Transmission, 2024

The National Electricity Plan, Volume II – Transmission, 2024, prepared by the Central Electricity Authority (CEA), outlines a plan for expanding India's transmission infrastructure to support the integration of 500 GW of renewable energy by 2030 and over 600 GW by 2032. The plan focuses on adding over 1,91,000 km of transmission lines and 1,270 GVA of transformation capacity between 2022-23 and 2031-32. This includes transmission systems for delivering power to green hydrogen/ammonia manufacturing hubs and incorporating storage systems like Battery Energy Storage Systems and Pumped Storage Plants.

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

Revised RPO notification was published on 20th October, 2023; and is expected to lead to larger penalties for obligated entities for non-compliance. Fungibility between sub-categories to meet the overall targets, shall make RPO more compliant as well as ensure timely fulfilment by the obligated entities (Discoms, Open Access Consumers, Captive Power Producers).

Generation Based Incentive Scheme (“GBI Scheme”)

To encourage generation from wind energy projects, MNRE notified the GBI Scheme for grid connected wind power projects on December 17, 2009 which is currently applicable to the wind power projects which were commissioned and registered under the GBI Scheme during period commencing from the date of the aforementioned notification and up to March 2017. GBIs under the GBI Scheme are available for the wind power projects selling electricity to the grid and captive wind power projects but exclude wind power projects that undertake third-party sales. Only those wind power projects which sell electricity at the tariff announced by SERCs and/or state governments are eligible for benefits under the GBI Scheme. The objective of the GBI Scheme is to (i) broaden the investor base; (ii) incentivize actual generation with the help of generation / outcome-based incentives; and (iii) facilitating entry of large independent power producers and foreign direct investment in the Indian wind power sector. Under the GBI Scheme, generation-based incentives are available for a minimum period of four years and maximum period of 10 years.

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

CERC Deviation Settlement Mechanism and Related Matters Regulations, 2024

CERC has introduced the Deviation Settlement Mechanism and Related Matters Regulations, 2024 to ensure stricter compliance with scheduled electricity usage and enhance the security, reliability, and stability of India's power grid. Replacing the 2022 framework, the new regulations apply to all regional entities engaged in inter-state electricity transactions.

Key highlights include:

•
Further tightening of deviation bands and penalties for deviations from scheduled electricity drawal or injection, encouraging more disciplined grid behavior.
•
A revised method to calculate the "Normal Rate of Charges for Deviation", using the highest weighted average price from the integrated day-ahead market, real-time market, or a combination, including ancillary service charges.
•
Introduction of the X-factor, a scaling parameter that increases penalties based on the extent of deviation, thereby incentivizing better forecasting and scheduling.

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

Renewable energy certificates (“RECs”)

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) on January 14, 2010 and the same was amended on September 29, 2010, July 10, 2013, December 30, 2014 and March 28, 2016. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Dispatch Centre as the central agency to perform the functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfilment of RPOs by the distribution utilities/consumers.

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

The national load dispatch center (NLDC) has been designated the agency to implement these regulations. REC Regulations stipulated the details of Grant of accreditation, Issuance, Exchange, Redemption, Denomination, Pricing and Validity for certificates. CERC has also introduced certificate multiplier for renewable energy generating station, Hydro, municipal solid waste, non- fossil fuel-based cogeneration and biomass and biofuel. Certificate once assigned to a renewable energy generating station, the certificate multiplier will remain valid for 15 years.

Approved Models and Manufacturers of Solar Photovoltaics Modules (Requirements for Compulsory Registration) order 2019 (“ALMM Order”)

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

Approved Models and Manufacturers (ALMM) List II Update, December 2024

MNRE projects a significant rise in domestic solar PV cell manufacturing and has proposed implementing ALMM List-II for solar PV cells, effective June 1, 2026. According to the Office Memorandum issued on December 9, 2024, solar projects with bid submissions on or before this date must use modules from ALMM List-I but are exempt from using List-II cells, even if commissioned after the cutoff date. Conversely, projects with bids submitted after Dec 9, 2024 must mandatorily use both List-I modules and List-II cells, regardless of commissioning timelines.

To enforce compliance, only those PV modules that use cells from ALMM List-II will remain listed in ALMM List-I, and non-compliance will lead to delisting. A new List-I(a) will be created post-May 31, 2026, for projects exempt from the use of List-II cells. Moreover, all net-metering and open-access renewable energy projects commissioned on or after June 1, 2026, must source both modules and cells from ALMM List-I and List-II, respectively. Thin-film modules from integrated units already listed in ALMM List-I are considered compliant by default. The updated framework aims to boost domestic manufacturing and ensure stricter adherence to ALMM requirements.

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

Tariff Based Competitive Bidding Guidelines for Procurement of Storage Capacity / Stored Energy from Pumped Storage Plants, Feb 2025

The Ministry of Power has issued the Tariff Based Competitive Bidding Guidelines for Procurement of Storage Capacity/Stored Energy from Pumped Storage Plants. The Guidelines for the procurement and utilization of Battery Energy Storage Systems (BESS) are already in place, but there are no separate guidelines for Pumped Storage Plants (PSP). Considering the distinct requirements of PSP in aspects such as land acquisition, permits and clearances, project timelines and performance parameters, separate guidelines for PSPs are issued to address the specific nuances of PSP technologies.

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

Guidelines for Encouraging Competition in Development of Transmission Projects and Tariff based Competitive-bidding Guidelines for Transmission Service, 2021

The MoP and the GoI issued the Guidelines for Encouraging Competition in Development of Transmission Projects (“CDTP Guidelines”) and the Tariff based Competitive-bidding Guidelines for Transmission Service on August 10, 2021 ( “TBCB Guidelines”), framed under the provisions of Section 63 of the Electricity Act in order to facilitate the smooth and rapid development of transmission capacity in the country as envisaged in the NEP and the NTP such that interstate/intra state transmission projects, other than those exempted by the GoI are implemented through tariff based competitive bidding. The CDTP Guidelines provides for the preparation of a) perspective plan for fifteen years, b) short term plan for five years, both collectively being a part of the National Electricity Plan by the Central Electricity Authority and c) a network plan prepared by the Central Transmission Utility based upon the National Electricity Plan prepared in accordance with the NEP which will be reviewed and updated as and when required but not later than once a year. Information will be made available to the stakeholders regarding new projects and the respective technical and other specifications for the purpose of project formulation and for enabling competitive bidding to take place. In addition, the selection of developers for identified projects would be through tariff based competitive bidding through e-reverse bidding for transmission services according to the TBCB Guidelines. Additionally, the nodal agency shall appoint an independent engineer during the construction phase in accordance with the framework prescribed in the CDTP Guidelines.

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

The Government of Rajasthan has issued Green Hydrogen Policy on 29th September 2023 to achieve 2 MTPA Green Hydrogen and derivatives production capacity by 2030. The target also includes 1 GW electrolyzer manufacturing capacity and to have 10% share of green hydrogen in natural gas pipelines for the gas produced within Rajasthan by 2030. Government will be giving 50% waiver on electricity duty, transmission and wheeling charges for 10 years and 100% waiver on Cross Subsidy surcharge and Additional surcharge for 10 years. Monthly banking allowed up to 1/3 of energy injected on payment of banking charges.

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

Rajasthan Integrated Clean Energy Policy, 2024

Focuses on promoting renewable energy and sustainable development. It aims to achieve a target of 125 GW of renewable power projects by 2029-30. The policy covers solar, wind, hybrid systems, biomass, waste-to-energy, energy storage, and green hydrogen initiatives.

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

The Karnataka Electricity Regulatory Commission (KERC) (Forecasting, Scheduling, Deviation settlement and related matters for Wind and Solar Generation sources) 2015, as amended on December 13, 2022, (“KERC DSM Regulations”) were notified with an aim to facilitate large scale grid integration of wind and solar projects while maintaining grid security, reliability and security as envisaged under the grid code through forecasting, scheduling and commercial mechanisms for settlement of deviations for wind and solar projects. All wind and solar generating stations with installed capacity of 10 MW and above and 5 MW and above, respectively, fall under the purview of KERC DSM Regulations. Wind and solar power generators connected to the state grid forecast and schedule their power generation on a week ahead, day ahead and intra-day basis. The schedule by wind and solar generators may be revised by giving advance notice to the relevant State Load Dispatch Centre. Depending upon the degree of variation from the schedule provided and actual generation in 15-minute time blocks, wind and solar generators are liable to pay/receive the charges for deviations as per the formula prescribed under the KERC DSM Regulations.

The KERC (Terms and Conditions for Green Energy Open Access) regulations issued on February 12, 2023 in accordance with Green Energy Open Access Rules notified by the Ministry of Power. This has been replaced by the Karnataka Open Access Regulations, 2025 which was issued on March 26, 2025. The new regulations establish a comprehensive framework for electricity consumers to procure power from sources other than their local distribution companies. Applicable to users with loads of 100 kW or more, the regulations streamline open access approvals into short-, medium-, and long-term categories, with clearly defined timelines and responsibilities for nodal agencies. Renewable energy banking is allowed monthly with an 8% charge, and smart meters are mandated for precise monitoring.

The KERC issued the Repowering Policy for Wind Projects on January 2, 2024 for technologically obsolete turbines in line with central government recommendations. BIS compliant turbines under 2 GW that have completed their design life are eligible for repowering. DISCOMs will continue to procure quantum equal to average of previous 3 years generation under existing PPAs for 25 years starting from COD of original project. Exemption is given for up to 2 years for installation of new turbines. Projects owners are allowed to sell additional power to other consumers subject to refusal of Discoms. Projects to be commissioned within 2 years of receiving consent letter.

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

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The Government of Andhra Pradesh has issued the Andhra Pradesh Wind Power Policy, 2018, as amended (“AP Wind Policy 2018”). The AP Wind Policy 2018 seeks to achieve capacity addition through wind power in the next five years in Andhra Pradesh. The main objectives of the AP Wind Policy 2018 are to encourage and develop wind power energy generation in Andhra Pradesh in order to garner investments for setting up manufacturing facilities and attracting private investment for establishment of large wind power projects. The AP Wind Policy 2018 will remain applicable until 2023, and wind power projects commissioned under the AP Wind Policy 2018 will be eligible for incentives for a period of 10 years from the date of commissioning.

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

The Andhra Pradesh Electricity Regulatory Commission issued the Green Energy Open Access, Charges and Banking Regulations on 1st May 2024. Under the new framework, the regulation introduces more accessible measures for energy consumers and producers to invest and participate in green energy initiatives. This initiative is seen as a crucial step toward achieving the state’s ambitious renewable energy goals. The regulation facilitates easier access for consumers to green energy sources, which is expected to not only boost the local green energy market but also support the national agenda on sustainable energy. The regulation also revises the charges associated with green energy procurement. The APERC has laid out a structured tariff system that incentivizes the adoption of renewable energy sources by making them more economically viable for consumers. This change is anticipated to attract more investments into the renewable sector and is part of a broader effort to make green energy a more attractive option compared to conventional energy sources. Additionally, the regulation introduces new banking rules related to energy production and consumption. These rules are designed to help manage the energy produced from renewable sources more efficiently, allowing for better energy storage and distribution across the state.

Andhra Pradesh Integrated Clean Energy Policy, 2024

Government of Andhra Pradesh has formulated “Andhra Pradesh Integrated Clean Energy Policy, 2024” for attracting clean energy investments. This policy aims to add over 160 GW of renewable energy capacity, with a potential to attract investments worth – Rs.10,00,000 Crores, thereby generating an estimated employment for 7,50,000 individuals, both direct and indirect. The policy is intended to help Andhra Pradesh to become a clean energy hub and contribute towards its economic self-reliance.

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

The GERC also issued the Green Open Access Regulations (GEOA) on February 20, 2024. The regulations apply to those interested in availing of GEOA with a contracted demand or sanctioned load of at least 100 KW. This includes consumers, green energy generators, or licensees with single or multiple connections aggregating to 100 KW or more within the same electricity division of a distribution licensee. The objective of these regulations is to ensure fair and non-discriminatory access to green energy, including renewable energy sources like solar, wind, biomass, and others. There are three categories of Green Energy Open Access: Long-term, Medium-term, and Short-term. Long-term access extends beyond 12 years but not exceeding 25 years, while medium-term access spans from three months to three years. Short-term access is for periods of up to one month at a time.

The Gujarat Electricity Regulatory Commission (GERC) has introduced the Tariff framework for Wind-Solar Hybrid Projects in Gujarat on February 22, 2024. This framework aims to regulate the purchase of electricity from such projects, including those with storage capabilities, and address various commercial issues. According to the new order, applicable to projects commissioned after June 19, 2023, the GERC extends its previous tariff framework, which expired on March 31, 2023. The framework emphasizes the promotion of renewable energy sources and outlines guidelines for procurement through competitive bidding processes. It also addresses the conversion of existing standalone Wind or Solar projects into hybrid projects, allowing for the addition of new capacity with mutual consent between developers and distribution companies.

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

The Telangana State Electricity Regulatory Commission (TSERC) (Terms and Conditions of Open Access), Regulation was issued on March 15, 2024, consumers who have a contracted or sanctioned load of 100 kW or more, including those who aggregate multiple connections to achieve a total of 100 kW within the same electricity division of a power discom, are eligible to obtain power through green energy open access (GEOA).

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

The Maharashtra Electricity Regulatory Commission (Forecasting, Scheduling and Deviation Settlement for Solar and Wind Generation) Regulations, 2018 (“MERC F&S Regulations”) apply to wind and solar energy generators in the state of Maharashtra connected to the intra -state transmission system and using the power generated for self-consumption or sale within or outside the State. In accordance with the MERC F&S Regulations, the power generators are required to pay a charge as specified in the MERC F&S Regulations for deviating from the generation specified in the schedule by State Load Dispatch Centre from time to time. However, the Maharashtra Electricity Regulatory Commission, in its order dated August 12, 2020, has directed a working group to undertake a detailed scrutiny of computation of state periphery charges in the deviation settlement mechanism bills and has stated that it shall decide further course of action with respect to the collection of such charges.

The Maharashtra Energy Development Agency (MEDA) issued the state’s Green Hydrogen Policy on 31st October 2023 to achieve 500 kTPA Green Hydrogen and derivatives production by 2030. The incentives given by the government includes 50% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 10 years. Hybrid renewable projects will be given 60% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 15 years. Green Hydrogen production projects: up to 3 projects with total capacity of 100 kTPA subject to maximum individual project capacity of 50 kTPA will get subsidy of 30% of capital cost, 50% waiver on transmission and wheeling charges for 20 years and 100% waiver on electricity duty for 15 years. Hydrogen pipeline will get Rs. 250 million/km capital cost subsidy subject to maximum of 10 km and 1% interest rate subsidy. Other subsidy includes 100% waiver on land tax on land tax, excise duty and stamp duty on land acquisition.

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

Green Hydrogen Policy

In January 2023, the Ministry of New and Renewable Energy Green Hydrogen Mission was notified to produce 5 MMT of Green Hydrogen per annum by 2030, with potential to reach 10 MMT per annum. The Mission will support replacement of fossil fuels and fossil fuel-based feedstocks with renewable fuels and feedstocks based on Green Hydrogen. This will include replacement of hydrogen produced from fossil fuel sources with Green Hydrogen in ammonia production and petroleum refining, blending Green Hydrogen in city gas distribution systems, production of steel with Green Hydrogen, and use of Green Hydrogen-derived synthetic fuels (including Green Ammonia, and Green Methanol) to replace fossil fuels in various sectors including mobility, shipping, and aviation. The Mission also aims to make India a leader in technology and manufacturing of electrolyzers and other enabling technologies for Green Hydrogen.

Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component I: Incentive Scheme for Electrolyzer Manufacturing”

MNRE notified its scheme guidelines for implementation on June 28, 2023. These incentives are intended to promote quick scale-up, technological advancement, and cost reduction for electrolyzers in India. The financial outlay for the scheme is Rs 44.4 billion. The programme will be implemented from 2025-26 to 2029-30. The scheme would give funding for electrolyzer manufacturing in the form of ‘Rs per kW’ According to manufacturing capability, the base incentive will begin at Rs.4,440/kW in the first year and subsequently decrease on an annual basis. The incentives suggested under this programme will be available for 5 years from the start of electrolyzer manufacturing.

Subsequently, Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component I: Incentive Scheme for Electrolyzer Manufacturing Tranche – II” where published by MNRE on March 16, 2023.

Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component II: Incentive Scheme for Green Hydrogen Production (under mode 1)”

MNRE notified its scheme guidelines for implementation on June 28, 2023. The scheme has a budget outlay of Rs 130.5 billion and will be implemented from 2025-26 to 2029-30. A direct incentive in terms of ‘Rs per kg’ of green hydrogen production will be paid under the scheme for a period of three years from the date of beginning of green hydrogen production. Beneficiaries of the scheme will be chosen through a competitive process.

Subsequently, Scheme Guidelines for Implementation of Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme Component-II (under Mode-2A) and Component-II: (under Mode-2B) were published by MNRE on 16th January 2024.

June 21, 2024 MNRE has issued Amendment in Scheme Guidelines for Implementation of Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme - Component-II: Incentive for Procurement of Green Ammonia Production (under Mode-2A) of the National Green Hydrogen Mission Under the amendment, the capacity available for bidding under Tranche I of Mode 2A is 7,50,000 MT (earlier it was 5,50,000 MT) per annum of Green Ammonia. Additional Ammonia. This may be further enhanced by MNRE, if needed. Based on demand, MNRE may decide to issue subsequent tranche(s).

Scheme Guidelines for Implementation of Pilot Projects for Use of Green Hydrogen in the Shipping and Steel Sectors under the National Green Hydrogen Mission (NGHM)

The MNRE issued scheme guidelines on February 1, 2024 and February 2, 2024 pertaining to the shipping and steel sectors. Along with other initiatives, the Ministry of Ports, Shipping, and Waterways (MoPSW and Ministry of Steel will implement pilot projects in the shipping and steel sector to replace fossil fuels and fossil fuel-based energy sources with green hydrogen and its derivatives. These pilot projects will be implemented through the MoPSW), Ministry of Steel, and the other implementing agencies nominated under the scheme guidelines. With respect to shipping, two areas have been identified as focus areas under the pilot projects: retrofitting existing ships to enable them to run on green hydrogen or its derivatives, and developing bunkering and refueling facilities in ports on international shipping lanes for fuels based on green hydrogen. The scheme will be implemented with a total budgetary outlay of RS. 115 crores through the financial year ended 2026. With respect to steel, three areas have been identified as focus areas for the pilot projects: the use of hydrogen in the ironmaking process, the use of hydrogen in blast furnaces, and the substitution of fossil fuels with green hydrogen as a fuel source. The scheme will also support pilot projects involving any other innovative use of hydrogen for reducing carbon emissions in iron and steel production. The scheme will be implemented with a total budgetary outlay of Rs. 455 crores through the financial years 2030.

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

Scheme Guidelines for Setting Up Hydrogen Hubs in India under the National Green Hydrogen Mission (NGHM)

The scheme guidelines were issued by the MNRE on March 15, 2024. The objectives of the scheme are to: Identify and develop regions capable of supporting large-scale production and/or utilization of hydrogen as green hydrogen hub, develop green hydrogen projects inside the hubs in an integrated manner to allow the pooling of resources and achievement of scale, enhance the cost-competitiveness of green hydrogen and its derivatives vis-à-vis fossil-based alternatives, maximize the production of green hydrogen and its derivatives in India, encourage large-scale utilization and exports of green hydrogen and its derivatives and enhance the viability of green hydrogen assets across the value chain.

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

The amendment to the Energy Conservation Act, 2001, which came into effect from April 1, 2024, significantly strengthens India’s renewable energy obligations by introducing the Renewable Consumption Obligation (RCO) for designated consumers. Unlike the earlier Renewable Purchase Obligation (RPO) under the Electricity Act, which obligated entities like distribution licensees and open access consumers to purchase a specified percentage of electricity from renewable sources, the RCO requires these consumers to ensure a minimum share of their total energy consumption comes from renewable or non-fossil sources. This broadens the scope of compliance to include direct consumption of renewables, such as captive generation and thermal renewable fuels, thereby promoting deeper integration of clean energy across industries and sectors. This amendment empowers the government to impose penalties for non-compliance, making the RCO a more enforceable and stringent mechanism than the previous RPO regime.

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

Name	Country of incorporation and place of business address	Nature of business	Proportion of ordinary shares held by ReNew Global
ReNew Private Limited (“RPL”) (Formerly known as ReNew Power Private Limited)	India	Renewable Energy	94.01%
ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	India	Renewable Energy	94.01%
ReNew Photovoltaics Private limited (Earlier known as ReNew Saksham Urja Pvt Ltd)	India	Renewable Energy	94.01%
RenServ Global Private Limited (Formerly known as ReNew Services Private Limited)	India	Renewable Energy	94.01%
*Renew Surya Ojas Private Limited	India	Renewable Energy	51.00%
**Renew Surya Roshni Private limited	India	Renewable Energy	94.01%
India Clean Energy Holdings	Mauritius	Investor Company	100.00%
Diamond II Limited	Mauritius	Investor Company	100.00%

* Gentari Renewables India Pte. Ltd holds the balance 49% of Equity Share Capital in Renew Surya Ojas Private Limited.

** Mitsui Power India Co Ltd holds 100% of Compulsory Convertible Debentures (CCDs) of Renew Surya Roshni Private Limited.

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

Our utility-scale wind energy projects are located on land we purchase from landowners or arranged by the OEMs/developers and on government revenue and forest land leased to OEMs/ developer or its developers from state governments and sub-leased to us. Our OEMs/developers acquire land for our turnkey projects either directly from landowners or by entering into long-term leases (with respect to government revenue or forest land) with state governments. For a discussion of the related risks, see the section titled “Risk Factors – The growth of our business depends on developing and securing rights to sites suitable for the development of projects” under Item 3.D.

The terms of our leases with state governments typically range from 20 to 30 years. To the extent we sub-lease such land from OEMs/developers, the term of such sub-leases will be for the remaining duration of the lease period under the relevant master lease agreement. Our solar energy projects are generally located on land purchased directly from landowners or arranged by the developer/land coordinators, except some of our projects which are located on government land or solar parks and for which we have entered into land use agreements with the state governments.

The table below provides an aggregate of our principal owned and leased properties as of March 31, 2025:

Type	Total Area	Owned Area	Leased Area	Government Land	Others (solar parks (2))
	(in acres (1))
Utility-scale wind energy projects	10,498	5,969	4,529
Utility-scale solar energy projects	39,323	13,996	24,754	73	500
Total	49,821	19,965	29,283	73	500

Note: Details mentioned above are ATS as Owned Area & ATL as Leased Area.

Notes:

(1)
One acre is 43,560 square feet.
(2)
Refers to land that has been subleased by the lessor, mostly the GoI, to us for the construction of solar energy projects.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, such as those set forth in the section titled “Key Information. — Risk Factors” under Item 3.D and elsewhere in this Report. Our audited consolidated financial statements as of March 31, 2025 and for each of the three years in the period ended March 31, 2025, discussed below have been prepared in accordance with IFRS as issued by the IASB.

A.
Operating Results

Management’s discussion and analysis of financial condition and results of operations

Overview

We are one of the largest utility- scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of May 31, 2025, we had a total commissioned capacity of 11.17 GW, and an additional 7.29 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, hydro energy project, utility-scale firm power projects and corporate energy projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply and storage services. Our projects are based on proven wind, solar and storage technologies, covered under long-term PPAs with creditworthy offtakers including central government agencies, public utilities (specifically state electricity utilities) and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA, JERA and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 5.4 times from the year ended March 31, 2017 to March 31, 2025. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering grid parity wind, solar and hydro energy projects, against the backdrop of the Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to a diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 89,309 million in the year ended March 31, 2023, to Rs. 109,070 million in the year ended March 31, 2025.

Significant Factors Affecting the Group’s Results of Operations

Significant growth

We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a total capacity of 18.5 GW as of May 31, 2025 (total capacity was 17.3 GW as of March 31, 2025) across nine states in India.

The table below sets forth additions to our commissioned capacity as of the dates indicated:

	Additions in commissioned capacity (MW)
	As of March, 31
	2023	2024		2025
	Organic Growth
Utility-scale wind	78	291		454
Utility-scale solar	—	(12)	(1)(2)(3)	1,168	(4)(5)
Utility-scale hydro	—	—		—
Distributed solar	—	—		—
Corporate solar	77	406		199
Corporate wind	40	174		10
Others	219	31		—
Total commissioned capacity	7,981	8,871		10,702

Notes:

(1)
On April 4, 2023 (amended on September 4 and September 25, 2023), we entered into a definitive agreement with Technique Solaire India to sell five subsidiaries that each housed a 20 MW solar power project in the State of Karnataka and in October 2023, we completed the sale of the subsidiaries and the projects.
(2)
On January 8, 2024, we entered into a definitive agreement with IndiGrid to sell our subsidiary, ReNew Solar Urja Private Limited that housed a 300 MW solar project in the state of Rajasthan and in February 2024, we completed the sale of the subsidiary and the project in accordance with the PPA conditions.
(3)
During the year ended March 31, 2024, we commissioned 388 MW of utility solar projects, leading to a net decrease of 12 MW after sale of 400 MW utility solar projects.
(4)
On December 19, 2024, we entered into a definitive agreement with Anzen India Energy Yield Plus Trust, to sell our subsidiary, ReNew Sun Waves Private Limited that housed 300 MW solar project in the state of Rajasthan and in March 2025, we completed the sale of the subsidiary and the project in accordance with PPA conditions.
(5)
During the year ended March 31, 2025, we commissioned 1,468 MW of utility solar projects, leading to net increase of 1,168 MW after the sale of 300 MW utility solar projects.

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

Power purchase agreements and tariffs

The majority of our revenue is attributable to units of power that we sell, and therefore our results of operations are affected by the tariffs we charge for the units of power that we sell. Almost all power generated from our projects is sold under long-term PPAs to central and state government agencies and public utilities, and private commercial and industrial off-takers. Our PPAs are generally structured in the following ways:

•
Bidding-based tariffs. The renewable energy landscape in India has moved away from FiT structure to an auction bidding structure for determining tariff. This uses a price discovery mechanism through which various power companies, like us, bid for a tariff rate and the lowest bidder wins the contract. As a result of this competitive bidding process, offtakers are able to procure electricity at lower tariffs. PPAs with bidding-based tariffs have an initial term of 25 years with tariffs generally fixed for the entire duration of the PPA. As of March 31, 2025, projects with PPAs structured on the basis of bidding-based tariffs accounted for 68% of our total capacity.
•
Bilaterally agreed tariffs. Bilaterally agreed tariffs are provided for in PPAs with commercial and industrial customers, including group captive, open access and other third-party consumers. These PPAs have an initial term ranging from 8 to 25 years. As of March 31, 2025, projects with PPAs structured on the basis of bilaterally agreed tariffs accounted for 10% of our total capacity.
•
Power exchange. Power exchange tariffs, or merchant tariffs, refer to free floating prices on the power exchanges in India. These projects typically do not have any PPA. As of March 31, 2025, projects with tariffs on the basis of the power exchange accounted for 7% of our total capacity.
•
FiT. PPAs with FiT generally have an initial term of 25 years and in some instances a term of 13 to 20 years. The tariffs under these PPAs are fixed for the duration of the PPA by the relevant state electricity board in India. A customer typically purchases electricity generated at the capacity contracted at a fixed tariff under the PPA. As of March 31, 2025, projects with PPAs structured on the basis of FiT accounted for 15% of our total capacity.

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

Utilization of power generation assets

We regularly review a number of specific metrics, including the following key operating metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions. The following table represents the amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years indicated:

	Year ended March 31,
	2023		2024		2025
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity (1) (GW)	3.97	3.91	4.46	4.31	4.93	5.67
Pre-commissioned revenue generating capacity (5)	—	—	0.27	0.38	—	—
Weighted average operational capacity (2) (GW)	3.88	3.72	4.28	4.09	4.79	5.25
Plant load factor (%)	26.5%	24.9%	27.6%	24.7%	25.6%	23.9%
Electricity generated (3) (kWh millions)	9,002	8,112	10,243	8,794	10,749	10,986
Revenue (4) (Rs. million)	36,009	32,105	40,847	33,671	43,758	35,590

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

4)
Revenue from the sale of power constitutes 90%, 94% and 84% of our revenue for the years ended March 31, 2023, 2024 and 2025, respectively.
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
•
Equipment availability. The number and length of planned outages undertaken in order to perform necessary inspections and testing to comply with industry regulations and to permit us to carry out any maintenance activities can also affect our operating results. When possible, we try to schedule the timing of planned outages during the months with relatively low wind velocity. Unplanned outages caused by equipment malfunction, mechanical failure or damage to evacuation infrastructure could adversely affect our operating results. To manage malfunctions and to enable our projects to perform at desired levels, we undertake regular maintenance of our equipment. We seek to mitigate the risks of equipment failure by monitoring the performance of our wind and solar energy projects from central and state monitoring centers on a continuous basis, reviewing real time data on actual energy generation at each site and addressing any anomalies.

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

Our capital expenditure requirements comprise the development costs of our projects, including turbine purchase and installation costs, purchase of solar module panels and balance of plant components, labour costs, consultation and professional fees, interest accrued during construction and other project development costs, which include resource assessments, the cost to obtain permits and licenses and legal costs. Costs associated with repairs and maintenance of our projects which add to their useful lives are also included in our capital expenditure, while other operation and maintenance expenses are recorded in our statement of profit or loss as other expenses. Projects under construction typically are shown as capital work-in-progress and are capitalized into the carrying amount of property, plant and equipment when the projects are ready for use.

For more details on our capital expenditure requirements, see the section titled “Liquidity and Capital Resources — Capital Expenditure” under Item 5.B.

Operation and maintenance expenses

The O&M services for our utility-scale solar and distributed solar energy projects are generally performed by our in-house O&M team whereas the O&M services for our utility scale wind energy projects are partly performed by our in-house O&M team and partly by the wind turbine suppliers. We are increasing the portion of wind energy projects managed internally to allow more flexibility to directly operate and maintain the turbines, extend the existing agreements with suppliers or enter into new service agreements with other suppliers. Where we have outsourced O&M services, we proactively monitor vendor performance to ensure that projects are performing at expected generation levels.

For the years ended March 31, 2023, 2024 and 2025, our operation and maintenance expenses were Rs. 5,528 million, Rs. 5,937 million and 6,270 million, respectively, which represented 7%, 7% and 6% of our revenue for the respective periods. O&M expenses in typical solar and wind energy projects range from Rs. 0.25 million to Rs. 0.8 million per MW and Rs. 0.7 million to Rs. 1.4 million per MW, respectively, and typically escalate at a rate of approximately 4% per annum across projects. Our large project portfolio in India creates a homogeneous spread of operations allowing us to be more efficient with our O&M coverage. This also enables us to negotiate more favourable terms from a diversified basis of O&M service providers.

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

We seek to maintain a careful balance between our exposure to fixed and floating interest rate instruments. The level of our borrowings and our ability to obtain additional borrowings on the existing terms as well as any interest rate fluctuations and other borrowing costs, have had and will continue to have a material effect on our finance costs and consequently, our results of operations and financial condition. Our finance costs and fair value change in derivative instruments for the years ended March 31, 2023, 2024 and 2025 were Rs. 50,966 million, Rs. 47,506 million and Rs. 52,352 million, respectively. Our financing costs typically include interest expense on the loans and other debt we incur for financing our projects and for working capital requirements. As of March 31, 2025, we had Rs. 723,018 million of total borrowings (including CCDs of Rs. 20,245 million), comprising long-term interest-bearing loans and borrowings, short-term interest-bearing loans and borrowings and current maturities of long-term interest-bearing loans and borrowings. Our weighted average interest cost of borrowings (excluding letters of credit and buyer’s credit) for the years ended March 31, 2023, 2024 and 2025 was 9.30%, 9.09% and 8.79%, respectively. Rising interest rates could adversely affect our ability to secure financing on favourable terms and our cost of borrowings could, as a result, increase. We have and we intend to continue to regularly refinance our operational projects to extend repayment tenors, enhance borrowing limits and reduce our overall debt service requirements.

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

Principal Components of the Group’s Profit or Loss Statement

Income

Revenue

Our revenue primarily comprises of (i) sale of power (ii) revenue from transmission line projects, (iii) sale of goods that includes revenue from our module and cell manufacturing operations and (iv) others that includes sale of O&M, consultancy services and income from EPC services.

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

Raw materials and consumables

Raw materials and consumables used represents expenses incurred towards construction of transmission projects, and expenses directly attributable to sales from our module and cell manufacturing operations.

Increase in inventories of finished goods

Represents the difference between opening and closing inventories of finished goods that primarily relate to the solar modules and cells.

Employee benefits expenses

Our employee benefits expenses include (i) salaries, wages and bonuses, (ii) contribution to provident and other funds, (iii) share-based payments, (iv) gratuity expenses and (v) staff welfare expenses, paid to our employees.

Depreciation and amortization

Depreciation and amortization are recognized using the straight-line method over the estimated useful life of our solar, wind and hydro power projects along with our manufacturing facilities. Leasehold improvements related to our power projects are amortized over the shorter of the lease term or the underlying period of the PPA for that particular power project. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Other expenses

Our other expenses primarily comprise of O&M expenses, insurance expenses and legal and professional expenses. O&M services for wind energy projects is largely provided by third parties and for solar energy projects, the services are carried out in-house. Our contracts with third-party O&M providers are generally for a period ranging from five to twenty years, of which generally the first two or three years are provided free of charge for wind energy projects. We typically amortize O&M costs over the full contract period. In order to reduce our dependence on third-party O&M service providers and to reduce costs, we are increasingly moving towards providing services for our wind power projects in-house.

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

As at March 31, 2025, 66% of the total Indian group companies have adopted new tax regime.

Results of Operations

The following table sets out selected financial data from our audited consolidated financial statements for the years indicated:

Consolidated Summary Statement of Profit or Loss

	For the year ended March 31,
Particulars	2023	2024	2025	2025
	(Rs. in millions)			(US$ in millions)
Income
Revenue	78,223	81,319	97,063	1,136
Other operating income	1,105	629	450	5
Late payment surcharge from customers	1,134	1,451	7	0
Finance income and fair value change in derivative instruments	2,910	5,272	4,572	54
Other income	4,581	7,309	6,383	75
Change in fair value of warrants	1,356	551	595	7
Total income	89,309	96,531	109,070	1,277
Expenses
Raw materials and consumables used	6,956	3,844	10,468	123
Increase in inventories of finished goods	—	—	(1,875)	(22)
Employee benefits expense	4,413	4,467	4,616	54
Depreciation and amortization	15,901	17,583	20,670	242
Other expense	13,636	14,834	12,783	150
Finance costs and fair value change in derivative instruments	50,966	47,506	52,352	613
Total expenses	91,872	88,234	99,014	1,159
Profit / (loss) before share of (loss) / profit of jointly controlled entities and tax	(2,563)	8,297	10,056	118
Share in (loss)/profit of jointly controlled entities	93	(155)	(22)	(0)
Profit / (loss) before tax	(2,470)	8,142	10,034	117
Income tax expense
Current tax	966	981	1,514	18
Deferred tax	1,593	3,014	3,929	46
Profit / (loss) for the year	(5,029)	4,147	4,591	54

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 85.43 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Segment information

We have primarily five reportable segments: (i) wind power and (ii) solar power, (iii) hydro power, (iv) transmission line and (v) Manufacturing. Our wind power segment reflects the revenue earned from our utility-scale wind energy projects in India and solar power segment reflects the revenue earned from our utility-scale solar energy projects in India and hydro power segment reflects the revenue earned from our hydro energy projects in India. Further, transmission line segment include revenue from construction and maintenance of transmission lines and manufacturing segment relates to manufacturing of solar panels and modules. See Note 43 to our audited consolidated financial statements included in this Report for more information on our segments.

The following table presents selected segment financial information for the years presented:

	For the year ended March 31, 2023					For the year ended March 31, 2024
Particulars	Wind power	Solar power	Hydro power	Transmission line	Total	Wind power	Solar power	Hydro power	Transmission line	Total
	(in Rs. Millions)					(in Rs. Millions)
Revenue	36,009	32,105	2,463	7,557	78,134	40,847	33,671	2,256	4,347	81,121

	For the year ended March 31, 2025						For the year ended March 31, 2025
Particulars	Wind power	Solar power	Hydro power	Transmission line	Module and cell manufacturing	Total	Wind power	Solar power	Hydro power	Transmission line	Module and cell manufacturing	Total
	(in Rs. Millions)						(in US$ Millions)
Revenue	43,758	35,590	2,237	1,910	13,194	96,689	512	417	26	22	154	1,132

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 85.43 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Year ended March 31, 2025 compared to the year ended March 31, 2024

Total Income

Our total income increased by 13% to Rs. 109,070 million in the year ended March 31, 2025 from Rs. 96,531 million in the year ended March 31, 2024 and our revenue increased from Rs. 81,319 million in the year ended March 31, 2024 to Rs. 97,063 million in the year ended March 31, 2025. The increase in total income was primarily due to higher operational capacity, partially offset by lower merchant tariffs, decrease in late payment surcharge income, lower resource availability and revenue loss from 400 MWs of assets sold in the year ended March 31, 2024 as part of our capital recycling strategy. Specifically,

•
revenue from our wind power segment increased by 7% to Rs. 43,758 million in the year ended March 31, 2025 from Rs. 40,847 million in the year ended March 31, 2024. The increase is primarily due to the increase in commissioned capacity of 464 MW, partially offset by decrease in plant load factor from 27.6% for the year ended March 31, 2024 to 25.6% for the year ended March 31, 2025. As a result, electricity generated from our wind plants increased by 5% from 10,243 kWh million in the year ended March 31, 2024 to 10,749 kWh million in the year ended March 31, 2025.
•
revenue from our solar power segment increased by 6% to Rs. 35,590 million in the year ended March 31, 2025 from Rs. 33,671 million in the year ended March 31, 2024. The movement is primarily due to increase in the commissioned capacity of 1,667 MW partially offset by the decrease in plant load factor from 24.7% for the year ended March 31, 2024 to 23.9% for the year ended March 31, 2025. As a result, electricity generated from our solar plants increased by 25% from 8,794 kWh million in the year ended March 31, 2024 to 10,986 kWh million in the year ended March 31, 2025.

Other operating income

Our other operating income decreased to Rs. 450 million in the year ended March 31, 2025 from Rs. 629 million in the year ended March 31, 2024. The decrease was due to lower income from sale of carbon emission reduction certificates, in the year ended March 31, 2025.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments decreased by 13% to Rs. 4,572 million in the year ended March 31, 2025 from Rs. 5,272 million in the year ended March 31, 2024. The decrease was primarily due to lower income from unwinding of assets and a reduction in interest income earned on term deposits.

Other income

Our other income decreased to Rs. 6,383 million in the year ended March 31, 2025 from Rs. 7,309 million in the year ended March 31, 2024, primarily owing to a decrease in generation-based incentive income and lower gain on assets sold.

Expenses

Raw materials and consumables

The cost of raw materials consumables used increased to Rs. 10,468 million in the year ended March 31, 2025 from Rs. 3,844 million in the year ended March 31, 2024, primarily due to consumption directly attributable to sales from our module and cell manufacturing operations offset by a decrease in construction activities of transmission projects and consequential costs in the year ended March 31, 2025.

Employee benefit expenses

Our employee benefit expenses marginally increased to Rs. 4,616 million in the year ended March 31, 2025 from Rs. 4,467 million in the year ended March 31, 2024, due to an increase in headcount partially offset by lower expense with respect to employee share-based payments.

Depreciation and amortization

Our depreciation and amortization increased by 18% to Rs. 20,670 million in the year ended March 31, 2025 from Rs. 17,583 million in the year ended March 31, 2024, primarily due to an increase in our asset base resulting from an increase in projects commissioned.

Other expenses

Our other expenses decreased by 14% to Rs. 12,783 million in the year ended March 31, 2025 from Rs. 14,834 million in the year ended March 31, 2024. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overhead driven by cost optimization measures compared to fiscal year ended March 31, 2024, partially offset by higher manufacturing expenses.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 10% to Rs. 52,352 million in the year ended March 31, 2025 from Rs. 47,506 million in the year ended March 31, 2024. The increase was primarily due to an increase in operational assets, and finance costs associated with manufacturing operations, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Income tax expense

Our income tax expense (comprising of current tax and deferred tax) increased to Rs. 5,443 million in the year ended March 31, 2025 from Rs. 3,995 million in the year ended March 31, 2024 due to higher profits in current year.

Profit for the year

As a result of the foregoing, we earned a profit of Rs. 4,591 million in the year ended March 31, 2025 compared to Rs. 4,147 million in the year ended March 31, 2024.

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
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non- cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

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

	Year ended March 31,
	2023	2024	2025	2025
	(Rs. in millions)			(US$ in millions)
Profit / (Loss) for the year	(5,029)	4,147	4,591	54
Less: Finance income	(2,910)	(5,272)	(4,572)	(54)
Add / (less): Share in loss/ (profit) of jointly controlled entities	93	155	22	0
Add: Depreciation and amortization	15,901	17,583	20,670	242
Add: Finance costs and fair value change in derivative instruments	50,966	47,506	52,352	613
Add/ (less): Change in fair value of warrants	(1,356	(551)	(595)	(7)
Add: Income tax expense	2,559	3,995	5,443	64
Add: Share based payment expense	1,966	1,653	1,277	15
Adjusted EBITDA	62,004	69,216	79,188	927

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 85.43 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

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

We define CFe as Adjusted EBITDA add non- cash expense and finance income and fair value change in derivative instruments, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

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

Particulars	For the year ended March 31,
	2023	2024	2025	2025
	(Rs. in millions)			(US$ in millions)
Adjusted EBITDA	62,004	69,216	79,188	927
Add: Finance income	2,910	5,272	4,572	54
Less: Interest paid in cash	(38,306)	(42,337)	(43,493)	(509)
Less: Tax paid / (refund)	(2,084)	(3,294)	(2,222)	(26)
Less: Normalized loan repayment	(9,865)	(17,451)	(23,614)	(276)
Add: Other non-cash items	578	2,259	438	5
Total CFe	15,237	13,665	14,869	174

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 85.43 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.
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

Cash Flows Analysis

Our summarized statement of consolidated cash flows is set forth below:

Particulars	For the year ended March 31,
	2023	2024	2025	2025
	(Rs. in millions)			(US$ in millions)
Net cash generated from operating activities	65,572	68,931	67565	791
Net cash used in investing activities	(74,978)	(162,535)	(74,164)	(868)
Net cash generated from financing activities	19,113	82,417	19,984	234
Net increase / (decrease) in cash and cash equivalents	9,707	(11,187)	(13,385)	(157)
Cash and cash equivalents at the beginning of the year	28,379	38,182	27,021	316
Effects of exchange rate changes on cash and cash equivalents	96	26	13	0
Cash and cash equivalents at the end of the year	38,182	27,021	40,419	473

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 85.43 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Net cash generated from operating activities

Our net cash generated from operating activities was Rs. 67,565 million in the year ended March 31, 2025. Our operating profit before working capital changes was Rs. 75,433 million in the year ended March 31, 2025. The changes in our working capital primarily consisted of (i) increase in trade receivables and contract assets of Rs. 3,082 million, (ii) an increase in inventories of Rs. 2,395 million, (iii) an increase in other assets of Rs. 899 million, and (iv) an increase in trade payables and other liabilities of Rs.730 million Further, cash outflow on account of income tax paid (net) of Rs. 2,222 million.

Our net cash generated from operating activities was Rs. 68,931 million in the year ended March 31, 2024. Our operating profit before working capital changes was Rs. 67,065 million in the year ended March 31, 2024. The changes in our working capital primarily consisted of (i) decrease in trade receivables and contract assets of Rs. 3,867 million, (ii) an increase in inventories of Rs. 755 million, (iii) an increase in other assets of Rs. 1,445 million, and (iv) an increase in trade payables and other liabilities of Rs. 3,493 million. Further, cash outflow on account of income tax paid (net) of Rs. 3,294 million.

Our net cash generated from operating activities was Rs. 65,572 million in the year ended March 31, 2023. Our operating profit before working capital changes was Rs. 61,884 million in the year ended March 31, 2023. The changes in our working capital primarily consisted of (i) decrease in trade receivables and contract assets of Rs. 6,899 million, (ii) an increase in inventories of Rs. 1,040 million, (iii) an increase in other assets of Rs. 1,491 million, and (iv) an increase in trade payables and other liabilities of Rs. 1,404 million. Further, cash outflow on account of income tax paid (net) of Rs. 2,084 million.

Net cash used in investing activities

Our net cash used in investing activities was Rs. 74,164 million in the year ended March 31, 2025. This was primarily due to purchases of property, plant and equipment, intangible assets and right of use assets of Rs. 93,659 million in connection with our increased operational capacity and investment made in jointly controlled entities of Rs. 1,189 million, offset by net redemption of deposits having residual maturity more than three months of Rs. 11,633 million, proceeds from disposal of subsidiaries (net of cash disposed) of Rs. 4,777 million and interest received of Rs. 4,139 million.

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

Net cash generated from financing activities

Our net cash generated from financing activities was Rs. 19,984 million in the year ended March 31, 2025. This was primarily due to proceeds from interest- bearing loans and borrowings of Rs. 362,957 million, proceeds from shares and debentures issued by subsidiaries of Rs. 1,829 million offset by repayment of interest -bearing loans and borrowings of Rs. 285,976 million, interest paid of Rs. 57,848 million and payment of lease liabilities (including payment of interest expense) of Rs. 663 million.

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

The table below summarizes certain terms of our long-term interest-bearing loans and borrowings financing arrangements as of March 31, 2025:

Particulars	Amount outstanding	Nominal interest rate	Maturity
	(Rs. in millions)
Non-convertible debentures (1)	72,974	6.03% - 11.50%	April 2025 to June 2054
Compulsorily convertible debentures (2)	20,245	8.00% - 13.00%	March 2027 to June 2061
Term loans from banks (3)	163,817	8.21% - 9.70%	June 2025 to March 2051
Term loans from financial institutions (4)	231,407	6.66% - 11.00%	June 2025 to June 2045
Senior secured notes (5)	151,711	4.71% - 7.95%	July 2026 to July 2028
Optionally convertible debentures (6)	2,537	8.00%	May 2053 to July 2053

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

We spent Rs. 86,364 million, Rs. 153,839 million and Rs. 93,659 million to purchase of property, plant and equipment, intangible assets and right of use assets, as per the cash flow statement of the respective periods, in the years ended March 31, 2023, 2024 and 2025, respectively. Our capital expenditures include expenditures on property, plant and equipment, capital work- in-progress and intangible assets. Our property, plant and equipment primarily include freehold land, building temporary structure, plant and equipment, office equipment, computers and furniture and fixtures. Projects under construction as of the balance sheet date are shown as capital work-in-progress. Our intangible assets primarily include computer software and customer contracts

Due to the rapid expansion of wind turbine and solar panel technology, increasing competition and a significant decrease in input costs resulting from increased economies of scale and decreasing raw material costs, the market prices of wind turbines and solar module panels have generally declined in recent years. To promote domestic growth and cut dependence on foreign supplies, the Government of India has imposed safeguard duties and also announced in March 2021, a basic customs duty of 40% on solar modules and 25% on solar cells imported from April 1, 2022. For our committed and commissioned projects, these costs are usually passed through to our customers under “change in law” provisions under our PPAs. We also plan to continue to manage equipment costs by having a diversified base of OEM vendors to protect us from over-reliance on any one vendor, and by utilizing our scale of operations to negotiate favourable terms with our OEM vendors. We are also engaged in manufacturing of solar panels that have been subject to higher import duties to manage costs.

Contractual Obligations and Contingent Liabilities

In addition to payment obligations under borrowings, we also have continuing obligations to make certain payments. As of March 31, 2025, capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects aggregated to Rs. 56,528 million. We have made, and expect to continue making, substantial capital expenditures in connection with the construction and development of our projects.

As of March 31, 2025, we had the following contractual obligations:

	(amounts in Rs. million)
At March 31, 2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non-convertible debentures (secured)*	—	—	—	50,009	8,363	58,372
Compulsorily convertible debentures*	—	—	—	15,601	40,368	55,969
Optionally convertible debentures*	—	—	—	785	7,012	7,797
Term loan from banks*	—	—	—	153,906	29,600	183,506
Loans from financial institutions*	—	—	—	162,887	149,627	312,514
Senior secured notes*	—	—	—	161,692	—	161,692
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	41,652	13,836	—	—	55,488
Working capital term loan (secured)	—	12,030	6,640	—	—	18,670
Buyer’s / supplier’s credit	—	4,726	1,443	—	—	6,169
Other financial liabilities
Lease liabilities	—	176	771	3,353	25,143	29,443
Current maturities of long term interest-bearing loans and borrowings*	—	28,337	81,757	—	—	110,094
Interest accrued	—	944	4,461	—	—	5,405
Capital creditors	—	32,545	—	—	—	32,545
Purchase consideration payable	—	44	—	—	—	44
Trade Payables
Trade Payables	—	8,173	—	—	—	8,173

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

See Note 48(i) to our audited consolidated financial statements included in this Report for disclosure on contingent liabilities.

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

D.
Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For additional information, see “Operating Results” under Item 5.A.

E.
Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, we have made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these audited consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our material accounting policies, see Note 4.1 to our audited consolidated financial statements included in this Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected. See Note 2.3 to our audited consolidated financial statements included in this Report for information on Significant accounting judgments, estimates and assumptions.

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

On July 29, 2025, the Board of Directors of ReNew Energy Global Plc re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Ms. Nicoletta Giadrossi as Non-Executive Independent Directors. The re-appointment is subject to the approval of the Company’s shareholders at the ensuing annual general meeting of the Company and, if approved, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2027. The existing terms of all six Non-Executive Independent Directors is expiring at the ensuing annual general meeting of the Company.

On June 4, 2024, the Board of Directors of the Company had extended the term of the Lead Independent Director (Mr. Manoj Singh) from August 23, 2024, up to the conclusion of AGM of year 2025. Further, the Board on July 29, 2025 further extended the term of the Lead Independent Director till the annual general meeting scheduled to be held in the calendar year 2027, subject to his re-appointment at the 2025 annual general meeting.

Our Company’s Board is authorised to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

The following sets forth certain information concerning our directors and executive officers as of March 31, 2025:

Name	Age	Position / Title
Directors:
Mr. Sumant Sinha	60	Director and Chief Executive Officer
Mr. Manoj Singh	72	Lead Independent Director
Sir Sumantra Chakrabarti	66	Independent Director
Ms. Vanitha Narayanan	65	Independent Director
Ms. Paula Gold-Williams	62	Independent Director
Mr. Philip New	62	Independent Director
Ms. Nicoletta Giadrossi	58	Independent Director
Mr. William Bowen Shephard Rogers	50	Investor Nominee Director
Ms. Kavita Saha	53	Investor Nominee Director
Mr. Yuzhi Wang	39	Investor Nominee Director

Executive Officers:
Mr. Kailash Vaswani	45	Chief Financial Officer
Mr. Sanjay Varghese	55	Group President, Projects & Solar Manufacturing
Mr. Balram Mehta	54	Group President, Services Business & Wind Projects

Unless otherwise indicated, the business address of each director and executive officer is ReNew India, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Directors

Mr. Sumant Sinha is the Founder, Chairman and CEO of ReNew, a leading decarbonization solutions company listed on Nasdaq. Prior to founding ReNew in 2011, Mr. Sinha has held various senior roles at Aditya Birla Group and Suzlon Energy Ltd. Mr. Sinha has also held various roles in investment banking at global financial institutions including Citicorp Securities and ING Barings Services Limited. Under his leadership, ReNew has developed a diverse clean energy portfolio, including solar, wind, and battery solutions, with a contracted portfolio of 18.5 GW. The company has also entered into solar manufacturing, with plants in Rajasthan and Gujarat, having capacities of 6.4 GW of solar modules and 2.5 GW of solar cells.

Mr. Sinha co-chairs the World Economic Forum’s Alliance of CEO Climate Leaders, the largest private sector CEO-led alliance on climate change globally. He is the founding co-chair of the Bharat Climate Forum, which has played an integral role in positioning India as a global leader in clean tech manufacturing. Mr. Sinha also serves as the Chair of the Confederation of Indian Industry’s National Council on Energy Transition and Green Hydrogen. He is also a Fellow of the Indian National Academy of Engineering. Formerly, Mr. Sinha was the Chair of the board of the Rocky Mountain Institute (RMI), an independent non-profit organization that transforms global energy systems through market-driven solutions.

Mr. Sinha is a regular speaker at various international fora such as the World Economic Forum, UNFCCC COP, Climate Week NY and at leading global universities. Last year, Mr. Sinha addressed the UN General Assembly as part of its global stock take on SDG 7 – Sustainable Development.

Mr. Sinha holds a bachelor’s degree in engineering from the Indian Institute of Technology, Delhi, India, a post graduate diploma in business management from the Indian Institute of Management, Calcutta, India, and a master’s degree from the School of International and Public Affairs at Columbia University (SIPA), United States. He is also a CFA Charter holder. Mr. Sinha currently serves on the board of IIT-Delhi and has previously served on the boards of IIM-Calcutta and Columbia SIPA. He has been recognized as a distinguished alumnus by each of these three institutions.

Mr. Sinha is the recipient of several other awards and recognitions, including the TIME100 Most Influential Climate Leaders 2024, 2022 USISPF Global Leadership Award, ET Energy’s Chief Executive of the Year 2022, the Economic Times Entrepreneur of the Year Award 2018, and EY Entrepreneur of the Year 2017. He is the first Indian business leader to be recognized as an SDG pioneer by the United Nations. In 2024, Mr. Sinha was featured in the book ‘100 Great IITians’—a compilation of distinguished IIT alumni. He is the author of “Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World” (a revised version of the book, with a new chapter on green hydrogen, was released in August 2023).

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

Sir Sumantra Chakrabarti is a Chair of the Board of Trustees of ODI Global (global affairs think tank) and Co-Chair of the Emerging Market Forum. He is also a member of the International Advisory Council of the Oxford India Centre for Sustainable Development and also advise Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 as a member of the WHO Pan-European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K. Until July 2020, he was the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan and received the Emerging Europe’s "The Professor Günter Verheugen" Award, 2021.

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

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Gold Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold Williams also serves as the Co-Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar

Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank; and as a member of Alliance to Save Energy’s Global Leadership Council. Previously, she held other board positions, including as a member of the US Secretary of Energy's Advisory Board (SEAB); First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce. She was also a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. Ms. Gold Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Mr. Philip New has served as a non -executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. In November 2023, he was appointed as Chair of Trustmark Research and Innovation Ltd, a UK registered not for profit company limited by guarantee, which is now renamed as xRI Ltd. He also served as a non- executive director of Almar Water Solutions B.V. from March 2017 to December 2023. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for-profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer -facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. He is a Senior Adviser at Prysm Global Ltd, a UK based regulatory advisory company and is a Senior Fellow with the Mission Possible Partnership. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

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

Ms. Kavita Saha has a work experience in the Indian financial sector of over 31 years. She is the Head of Infrastructure & Sustainable Energies Group, India, for CPP Investments. This CPP Investments team focuses on evaluation and management of investments in core infrastructure and energy sectors such as transportation, renewable energy generation and utilities. Prior to joining CPP Investments in 2018, Ms. Saha was MD at JP Morgan India Pvt. Ltd. and part of the India team advising JP Morgan Asian Infrastructure and Related Resources Opportunity Fund (AIRRO) with total assets under management of over US$1 billion. Ms. Saha was responsible for originating and managing Indian investments in sectors such as roads, renewable and conventional power and healthcare infrastructure. She worked previously with Barclays Capital, and with leading Indian financial institutions IL&FS and IDBI, where she was responsible for evaluation, financial structuring and arranging debt and equity finance for projects. Ms. Saha holds an MBA and BSc Physics (Hons) from the University of Delhi, India and is a CFA.

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

Executive Officers

Kailash Vaswani is one of the founding team members of the Company and has been appointed as Group CFO with effect from October 31, 2023. Before being appointed as Group CFO, he was designated as President Corporate Finance and also served as interim CFO. He has more than two decades of diverse and global business experience. He has been instrumental in raising over US$20 billion of debt and equity for the company since its inception. In addition, Mr. Vaswani has been responsible for M&A deals with several marquee investors and has also led treasury, capital allocation, IR and cash management. He has significantly contributed to the company’s growth by being involved in strategic decisions and organization building as well as the growth of the asset portfolio through organic and inorganic additions. Mr. Vaswani’s leadership experience includes core financial reporting, business partnership, business model realignment and cost optimization, corporate finance, and global investor relations, apart from implementing several high-impact, cross-functional transformational projects. Mr. Vaswani is a chartered accountant and previously worked in financial markets. He started his career as a Research Analyst at CRISIL (owned by S&P and India’s leading rating provider) before moving to Morgan Stanley in a fixed income research role covering the US and European bond markets. Mr. Vaswani also worked at Aditya Birla Group and Saffron Asset Advisors in various corporate finance and investment roles and helped them with investment decisions in excess of US$6.5 billion in India and the United States.

Mr. Sanjay Varghese is ReNew India’s Group President. Mr. Varghese has been with ReNew India since October 2017 and his responsibilities include overseeing development and execution of ReNew India’s solar power projects, and solar manufacturing business. Mr. Varghese has over 31 years of experience across sectors including 16 years of experience in the solar energy sector. Prior to joining ReNew India, Mr. Varghese worked with Lanco Group for over nine years where he held various leadership positions, including as their Chief Operating Officer. Prior to joining Lanco Group, Mr. Varghese worked in the field of investment banking. Mr. Varghese holds a bachelor’s degree in technology in the field of Metallurgy from the Indian Institute of Technology, Kanpur, India and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad India.

Mr. Balram Mehta is the Group President – ReNew Services & Wind EPC Business. He joined ReNew India in 2011. He has been instrumental in establishing ReNew India’s wind energy business. As Group President, Mr. Mehta oversees the asset management function at ReNew India and is responsible for managing pan-India site Administration and Security. He handles Wind EPC function, Wind Resource, Wind Project Development, and utility receivables functions in ReNew. Mr. Mehta has over 32 years of experience across sectors including the renewable energy industry. Prior to joining ReNew India, Mr. Mehta worked with CLP Wind Farms (India) Private Limited as vice president for renewables operations including construction and O&M. He also worked previously for Enercon India Limited, a wind energy OEM, and DCM Engineering. He has been a prominent member of technical and industry bodies supporting the development of wind energy. Mr. Mehta holds a bachelor’s degree in technology from the Himachal Pradesh University, with the first rank, and an MBA in operations management from the Indira Gandhi National Open University, New Delhi, India. He also did Advance Management Program (AMP203) from Harvard Business School in October 2022.

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

In accordance with the terms of the ReNew Global Shareholders Agreement, all Investor Nominee Directors appointed by CPP Investments and Platinum Cactus are not eligible to receive any retainer fee or any other benefit from the Company. The non-executive independent directors of the Company were paid in accordance with the following terms and conditions of their appointment as approved by the Board for the year ended March 31, 2025. There has been no increase in the remuneration of non-executive independent directors since fiscal year 2023-24:

A.
Annual cash retainer for Board membership: US$ 109,200 per director
B.
Annual cash retainer for Lead Independent Director: US$ 37,800
C.
Additional annual cash retainer per director for Board committee membership: US$ 13,650 for Audit Committee, US$ 13,650 for Special Committee (payable with effect from July 1, 2024), US$ 10,920 for Remuneration Committee and US$ 9,555 for all other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee).
D.
Annual cash retainer for committee chairs –
a)
Audit Committee: US$ 27,300
b)
Special Committee: US$ 27,300 (payable with effect from July 1, 2024)
c)
Remuneration Committee: US$ 21,840
d)
Other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee): US$ 19,110
E.
Meeting Fee: None
F.
Restricted Share Units (“RSUs”) are granted to non-executive Independent Directors as set out below:

Grant Frequency	Annual award of RSUs settled in Class A Ordinary Shares
Grant Computation	In respect of the Fiscal 2024-25*, the following RSUs were granted to the following Non-Executive Independent Directors under the Non-Employee 2021 Incentive Award Plan:

Restricted Stock Units	S. No	Director	US$	No. of RSU
	1	Mr. Manoj Singh	172,751	29,147
	2	Sir Sumantra Chakrabarti	172,751	29,147
	3	Ms. Vanitha Narayanan	172,751	29,147
	4	Ms. Paula Gold-Williams	172,751	29,147
	5	Mr. Philip New	172,751	29,147
	6	Ms. Nicoletta Giadrossi	172,751	29,147

* The Company’s RSU grant and vesting cycle runs annually. Each Independent Director received a grant of 27,905 RSUs (with a value of US$ 163,800) on September 13, 2023 and a grant of 27,437 RSUs (with a value of US$ 163,800) on August 23, 2024. The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the FY 2023-24 and FY 2024-25.

Vesting	100% after 1 year from the date of the grant.

G.
The compensation paid to non-executive directors for the year ended March 31, 2025 is as set out below:

Particulars*	Mr. Manoj Singh	Sir Sumantra Chakrabarti	Ms. Vanitha Narayanan	Ms. Paula Gold-Williams	Mr. Philip New	Ms. Nicoletta Giadrossi
Fees paid (actual) (in US$)	215,250	157,658	164,483	142,643	138,548	139,913
Value of RSUs granted to Directors (subject to vesting period) (in US$)	172,751	172,751	172,751	172,751	172,751	172,751

* The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the fiscal 2023-24 and fiscal 2024-25.

In addition, with respect to certain non-UK resident directors, the Company has paid the fees of a tax consultant to facilitate the filing of their UK tax returns.

Each RSU represents the right to receive 1 Class A Ordinary Share on payment of face value thereof @US$ 0.0001 per share. There are no performance measures as the RSUs represent part of the directors’ fixed remuneration. The Company’s RSU grant and vesting cycle runs annually. Except as explained in other notes, each Independent Director in office on the relevant date received a grant of 27,905 RSUs (with a value of US$ 163,800) on September 13, 2023 and a grant of 27,437 RSUs (with a value of US$ 163,800) on August 23, 2024.

Compensation of the Executive Director and Senior Management*

For the year ended March 31, 2025, the aggregate compensation paid to the executive director and our executive officers for service in all capacities, but excluding grants of share options / RSUs / PBUs, was US$ 10,662,715. This amount includes approximately US$ 542,267 set aside or accrued to provide pension / retirals, medical, retirement and similar benefits to our executive director and executive officers.

In accordance with his service agreement, Mr. Sumant Sinha was paid an amount equivalent to US$ 6,585,470 as aggregate remuneration, which includes US$ 1,441,158 as fixed payments (including other benefits including retirals amounting US$ 241,025), US$ 1,229,910 as variable bonus and a discretionary special bonus of US$ 3,914,402 to Mr. Sinha in April 2024.

As of March 31, 2025, options to purchase an aggregate of 42,694,198 Class A Ordinary Shares granted (including Stock Options, Restricted Stock Units (RSU) and Performance Based Units (PBU)) to our executive director and executive officers were outstanding (vested) under our equity incentive plans with a weighted average exercise price of US$ 8.54 per share, and such options expire after the expiry of the Plan.

* The compensation to our executive officers are paid in INR and to our executive director in INR and GBP (as referred in below para), accordingly the INR amounts are converted into US$ @ 85.5814 and GBP amounts are converted into US$ @ 1.29354, each as at March 31, 2025.

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

For the year ended March 31, 2025, there was no increase in the fixed component of the salary of Mr. Sinha i.e. Rs. 103,300,000 per annum and his target bonus also remained the same i.e. at Rs. 103,300,000 per annum. The performance measures applicable to Mr. Sinha’s annual target bonus for the year ending March 31, 2025 were the same as applied to Mr. Sinha’s annual target bonus for the year ended March 31, 2024. The Board also approved the grant of an LTIP award with a fair value of Rs. 206,600,000. In addition, Mr. Sinha remains entitled to certain share option grants (see ‘Sumant Sinha Option Grants’ below) and contractual / regulatory benefits.

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

the above total remuneration payable by the Company is reduced by the amount of remuneration paid by ReNew India. In September 2024, the Board of Directors of the Company on the recommendation of Remuneration Committee had approved the change in apportion of CEO’S remuneration cost amongst Company and ReNew India, pursuant to which he now receives 80% of his total remuneration from ReNew India w.e.f. September 1, 2024. In addition, as approved by the Board, the CEO is entitled to re-imbursement / benefit of the salary of his drivers, fuel, car insurance, and maintenance and upkeep costs for a car.

The following table illustrates the calculation of the part of Mr. Sinha’s bonus awarded by reference to financial parameters in respect of each financial year:

Financial parameter multiplier	Bonus payable
Average of percentages of Budgeted EBITDA and Budgeted Revenue achieved is less than 80%	No Bonus payable
Average is more than 80%

Pro-rata Financial Bonus payable based on financial parameter is linear based on the following formula:

Target Bonus Payable = [(Achieved EBITDA/ Budgeted

EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2] *

90% of Target Bonus

Mr. Sinha’s LTIP award in respect of fiscal 2024-25 was in the form of RSU and PBU, the key terms of which are as follows:

Exercise Price	$0.0001 (Face Value of Awards)
Target LTI Quantum (% of compensation)	Class A Ordinary Shares with a fair value of Rs. 206,600,000.
LTI Mix-split of target LTI into Restricted Stock Units (RS) and Performance Shares (PS)	124,775 Restricted Stock Units (RSU) - 30% and 291,142 Performance Based Units (PBU) - 70%
Vesting Schedule

RSU:

On the 1st anniversary of the Grant Date - 33%;

On the 2nd anniversary of the Grant Date - 33%;

On the 3rd anniversary of the Grant Date - 34%

PBU: On the 3rd anniversary of the Grant Date - 100% subject to achievement of Performance Metrics

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

ESG Performance

o
ESG performance will be evaluated via S&P Global Corporate Sustainability Assessment Rating scale (or equivalent metric as determined by the Remuneration Committee in its absence) on an annual basis over three financial years from the year of Grant Date. The last three annual ratings available on the date of Vesting will be considered for performance evaluation.
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

o
R-TSR Performance will be evaluated on the basis of ReNew’s TSR performance in comparison to other companies’ TSR performance in the S&P Global Clean Energy Index (or such other Index as may be approved by the Remuneration Committee from time to time) over the same period of 3 fiscal years (1st day of the first fiscal year and the last day of the last fiscal year) as financial performance evaluation (no annual assessment)
o
The R-TSR Vesting Modifier ranges from -25% of Target (Bottom Quartile performance) to +25% (Top Quartile performance).
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

During fiscal year 2023-24, Mr. Sinha was awarded additional employee share options to purchase 8,000,000 Class A Ordinary Shares subject to the terms of ReNew’s Employee 2021 Incentive Award Plan. Key terms of the options are as follows:

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
ii.
In addition, 5% of the share options (aggregating to 20% i.e. 1,600,000) will vest at every anniversary of the grant date subject to achievement of performance parameters as mentioned below:

Group EBITDA budgeted for the last financial year	% Options vested
Delivered at 100%	1.0X
Delivered between 90% & 100%	0.5X to 1.0X linear
Delivered below 90%	0.0X

iii.
If any stock options do not vest under the performance criteria indicated above, they will vest on the fourth anniversary of the grant date if the Group achieves its budgeted EBITDA cumulatively over the period of the four financial years from fiscal year 2023-24 to fiscal year 2026-27 (inclusive) in absolute value (cumulative EBIDTA target for the relevant years) terms.

In the current fiscal year 2024-25, LTIP awards have been granted to CEO in form of Restricted Stock Units (RSU) and Performance Based Units (PBU) in ratio of 30:70, with 30% as RSU and 70% as PBU awards (the split of RSUs and PBUs for the apex committee members being direct reports of the CEO is 50:50). The 30% RSU will be vesting on each of the first three anniversaries of the grant date subject to continued employment. The 70% PBU will cliff vest on the third anniversary of the grant date’, subject to continued employment and the achievement of the performance criteria. The long-term incentive awards were initially granted to the CEO on August 23, 2021 in the form of stock options and were commercially agreed between the parties as part of the SPAC listing and these terms were disclosed as part for disclosures made at the time of listing. For majority of these grants which were awarded in 2021, the vesting period is 4 years (vesting of 6.25% of total options at the end of each quarter). For the grants awarded / to be awarded in 2022, 2023, 2024 and 2025 (part of the aforesaid grants), 80% of the vesting is time-based vesting and 20% is performance-based vesting. Further, the performance-based grants for 2022 - 2025 have lapsed as relevant EBITDA target (agreed at the time of grant) for these years was not attained. Similarly, the new stock option grants awarded in 2023 are subject to 80% time-based vesting and 20% performance-based vesting.

For the year ending March 31, 2026, the Board, on the recommendation of the Remuneration Committee, unanimously approved the following remuneration of the CEO, Mr. Sinha:

1.
Revision in cash compensation structure for fiscal year 2025-26:
i.
Fixed compensation – Rs. 113,258,085/- (~USD 1.325 million) increased from Rs. 103,300,000/-
ii.
Target bonus – Rs. 113,258,085/- (~USD 1.325 million) increased from Rs. 103,300,000/-
b.
The grant of an LTIP award, consisting of 123,378 Restricted Stock Units (RSU) and 287,882 Performance Based Units (PBU) worth of Rs. 226,516,170/- (~USD 2.65 Million) increased from Rs. 206,600,000/- as per the approved plan (compensation structure 25:25:50).

The performance measures applicable to Mr. Sinha’s annual target bonus for fiscal year 2025-26 will be the same as applied to Mr. Sinha’s annual target bonus for fiscal year 2024-25, which the Committee considered to continue to be appropriate to incentivize Mr. Sinha and align his interests with those of shareholders and the successful execution of the Company’s strategy.

The terms of RSUs and PBUs granted for fiscal year 2025-26 remain same as for RSUs and PBUs granted for fiscal year 2024-25.

Summary of the grants made to Mr. Sinha up to March 31, 2025 are as follows:

Date of Grant	Type of Vesting	Number of Options	Strike Price (US$)	Vested Options (as of 31 March 25)	Vesting terms
August 23, 2021	Time Based	6,216,750	4.53	6,216,750	All vested
August 23, 2021	Time Based (initial option grant)	23,045,965	10.00	21,605,592	6.25% of total options vest at the end of each quarter (Vesting to complete by June 30, 2025)
August 23, 2022	Time Based (subsequent option grant)	3,687,354	10.00	3,687,354	All vested
August 23, 2023	Time Based (subsequent option grant)	3,687,354	10.00	3,226,435	12.5% of total options vest at the end of each calendar quarter (Vesting to complete by June 30, 2025)
September 13, 2023	Time Based	6,400,000	5.87	2,400,000	Refer to the terms provided in “CEO Service Agreement terms”
September 13, 2023	Performance Based	1,600,000	5.87	400,000	Refer to the terms provided in “CEO Service Agreement terms”
September 13, 2023	RSU	102,215	0.0001	33,731	Refer to the terms provided in “CEO Service Agreement terms”
September 13, 2023	PBU	238,500	0.0001	NIL	Refer to the terms provided in “CEO Service Agreement terms”
April 1, 2024	RSU	124,775	0.0001	41,176	Refer to the terms provided in “CEO Service Agreement terms” (41,176 RSUs vested on April 1, 2025)
April 1, 2024	PBU	291,142	0.0001	NIL	Refer to the terms provided in “CEO Service Agreement terms”
August 23, 2024	Time Based (subsequent option grant)	3,687,354	10.00	1,382,758	12.5% of total options vest at the end of each calendar quarter (Vesting to complete by June 30, 2026)

Determination of CEO’s Annual Bonus for the period ended March 31, 2025

For the period ended March 31, 2025, 90% of Mr. Sinha’s maximum target bonus of Rs. 103,300,000 was payable by reference to the Company’s performance against financial criteria. The Company achieved 103.5% of the relevant financial targets ((Achieved EBITDA/ Budgeted EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2)) in fiscal year 2024-25. Accordingly, Mr. Sinha was entitled to a bonus payment of Rs. 96,223,950 (103.5% of 90% of Rs. 103,300,000) in respect of these financial criteria. The Board considers that the Budgeted EBITDA and Budgeted Revenue are commercially sensitive to the Company and accordingly this information is not disclosed. The Board expects that this information will remain commercially sensitive and so does not expect it to be reported to shareholders in future. In respect of each of the non-financial parameters set by the Board for the award of the remaining 10% of Mr. Sinha’s target bonus for the financial year ended March 31, 2025 (strategic orientation, operational effectiveness, and governance stewardship) the Remuneration Committee considered that Mr. Sinha’s performance merited the allocation of the bonus pertaining to the non-financial parameters, reflecting his contributions and commitment to the Company’s strategic goals and accordingly the Committee exercised its discretion to recommend a bonus payment to Mr. Sinha in respect of these non-financial criteria of Rs. 10,898,150 (105.5% of 10% of Rs. 103,300,000). The Board approved both elements of Mr. Sinha’s bonus and accordingly he has been paid a total of Rs. 107,122,100 in respect of his contractual bonus entitlement for the year ended March 31, 2025.

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

Employment Agreement of Executive Officers other than Sumant Sinha

The employment agreements of the Company’s executive officers other than Mr. Sinha are governed by Indian law. The agreements may be terminated by either party with prior written notice of 90 days. We also reserve the right to terminate the employment with immediate effect without any compensation or notice, on account of any act which may constitute ‘misconduct’ under our policies or applicable laws. Executive officers are entitled to a monthly compensation, annual variable bonus and share options. For more details on their compensation, see section titled “Compensation of the Executive Director and Senior Management” above and “Equity Compensation” below.

Equity Compensation

Employee 2021 Incentive Award Plan

On August 23, 2021, we adopted and our shareholders approved the Employee 2021 Incentive Award Plan, or the “Employee 2021 Plan” under which the Company may grant cash and equity-based incentive awards to eligible employees, including our executive director, in order to attract, retain and motivate the persons who make important contributions to the Company. The material terms of the Employee 2021 Plan (as amended on September 12, 2023) are summarized below:

Eligibility and administration

Our employees and our subsidiaries’ employees are eligible to receive awards under the Employee 2021 Plan. The Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the Employee 2021 Plan, to interpret the Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible employees receive awards and set the terms and conditions of all awards under the Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Employee 2021 Plan.

Shares available for awards

At the AGM 2023, the shareholders had approved for increasing the number of shares available for issuance by 22,969,839 Class A Ordinary Shares, in addition to the existing number available for issuance of 65,030,161, thereby taking overall limits to 88,000,000 Class A Ordinary Shares, which includes 1,300,000 Class A Ordinary Shares for Non-Employee 2021 Plan. An aggregate of 20,939,468 Class A Ordinary Shares is available for issuance under the Employee 2021 Plan and an aggregate of 735,646 Class A Ordinary Shares is available for issuance under the Non-Employee 2021 Plan.

As of March 31, 2025, options for 420,902 Class A Ordinary Shares had been exercised pursuant to the Employee 2021 Plan and 316,017 RSU had been exercised pursuant to the Non-Employee 2021 Plan.

If an award under the Employee 2021 Plan expires, terminates, is settled for cash, is cancelled without having been fully exercised or is forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Employee 2021 Plan. Awards granted under the Employee 2021 Plan in substitution for any options or other share or share- based awards granted by an entity before the entity’s merger or consolidation with the Company or acquisition of the entity’s property or share will not reduce the shares available for grant under the Employee 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of the ISOs (Incentive Share Options).

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

•
Share Options and SARs. Share options provide for the purchase of shares in the Company in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favourable capital gains tax treatment to their holders if certain holding period and other requirements of the US Internal Revenue Code are satisfied. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders).
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

Sumant Sinha Option Grants

On August 23, 2021, immediately following the Closing of the Business Combination, Mr. Sinha was granted options to purchase 29,262,715 Class A Ordinary Shares of the Company. 6,216,750 of these options have an exercise price of $ 4.53 per Class A Ordinary Share and are fully vested. The remaining 23,045,965 of these options have an exercise price of $10 per Class A Ordinary Share and 6.25% of them vest at the end of each quarter (with the first vesting on September 30, 2021) until they are fully vested, subject to Mr. Sinha’s continuous employment through each such vesting date. Vesting will be accelerated in the event of the termination of Mr. Sinha’s employment other than by the Company for cause or by Mr. Sinha without good reason (as such terms are defined in his service agreement) or in the event of a change in control (as defined in the Employee 2021 Plan) to which Mr. Sinha objects in writing, or in the case of cessation of employment for death or incapacitation. All the said Options granted to Mr. Sumant Sinha will expire on August 23, 2031 unless exercised earlier. 21,605,592 of these options had vested by March 31, 2025.

Pursuant to the CEO Service Agreement Mr. Sinha is entitled to be granted: (a) ‘time -based options’ to purchase 3,687,354 Class A Ordinary Shares, respectively, in the Company on each of: August 23, 2022, August 23, 2023 and August 23, 2024, and then, subject to his continued employment through grant date, on August 23, 2025; and (b) ‘performance-based options’ to purchase 921,839 Class A Ordinary Shares in the Company within 60 days following the end of the Company’s financial years ending on March 31 in 2022, 2023, 2024 and 2025, subject to Mr. Sinha’s continuous employment through each grant date and the Group’s achieving its consolidated target EBITDA for those years in its pre- Closing investor presentation as filed with the SEC (2022: US$ 810 million; 2023: US$ 1,135 million; 2024: US$ 1,425 million; 2025: US$ 1,685 million). If the EBITDA target so fixed for any financial year is not met, then the grants will accumulate and Mr. Sinha will be entitled to receive a full catch-up of all previous ungranted performance-based options in the first year when the consolidated EBITDA target for the year is met. If none of the targets are met for the 5 financial years after the Grant Date, then future grants of the performance-based options will be subject to meeting the consolidated EBITDA targets set by the Board. Each of the time- based options and the performance-based options will vest as to 12.5% on the last day of each of the first eight calendar quarters after their respective grant date. All the aforesaid options are at an exercise price of US$ 10 per share.

During the fiscal year 2024-25, a grant of an LTIP award was made, consisting of 124,775 Restricted Stock Units (RSU) and 291,142 Performance Based Units (PBU) (with a fair value of approximately US$ 2.5 million) under the Company’s Employee 2021 Incentive Award Plan in respect of fiscal year 2024-25.

A summary of grants made and vested up to March 31, 2025, is mentioned above in “Sumant Sinha Employment Agreement”.

Management Stock Option, Restrictive Stock Units (RSU) and Performance Based Units (PBU) Grants

During the fiscal year ended March 31, 2025, the executive officers (other than CEO) were granted an RSUs and PBUs to purchase 163,625 Class A Ordinary Shares of the Company which we refer to as the “RSU and PBU”. During the financial year ended March 31, 2025, no other stock options were granted to the executive officers. The RSU/PBU shall vest as per the following terms:

Salient Plan Features	Details
Objective(s)	o To drive business performance, sustainability agenda and superior share price performance o To attract and retain high performing senior-level talent
Number of LTI Plans	Two Plans: Restricted Stock Units (RSUs) and Performance Based Units (PBUs)
Settlement	Class A Ordinary Shares of ReNew Global
Exercise Price	$0.0001
Grant Frequency	Annual (effective 1st April every year) subject to grant approval by the Remuneration Committee. (as an exception Fiscal’24 grant (first grant) is with a different timeline)
Vesting Schedule
o
RSUs: On the 1st anniversary of the Grant Date - 33%;
o
On the 2nd anniversary of the Grant Date - 33%;
o
On the 3rd anniversary of the Grant Date - 34%
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

Performance Evaluation (% of Target) Accrual / Vesting of PBUs

Below Threshold or <85% of Target 0%

At Threshold (85% of Target) 75%

At Target (100% of Target) 100%

At Maximum (115% of Target) 125%

ESG Performance

o
ESG performance will be evaluated via S&P Global Corporate Sustainability Assessment Rating scale (or equivalent metric as determined by the Remuneration Committee in its absence) on an annual basis over three financial years from the year of Grant Date. The last three annual ratings available on the date of Vesting will be considered for performance evaluation.

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

o
R-TSR Performance will be evaluated on the basis of ReNew’s TSR performance in comparison to other companies’ TSR performance in the S&P Global Clean Energy Index (or such other Index as may be approved by the Remuneration Committee from time to time) over the same period of 3 fiscal years (1st day of the first fiscal year and the last day of the last fiscal year) as financial performance evaluation (no annual assessment)
o
The R-TSR Vesting Modifier ranges from -25% of Target (Bottom Quartile performance) to +25% (Top Quartile performance).
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

Non-Employee 2021 Incentive Award Plan

On August 23, 2021, the Company adopted and our shareholders approved the Non-Employee 2021 Incentive Award Plan, or the “Non - Employee 2021 Plan”, under which the Company may grant cash and equity-based incentive awards to eligible non- executive directors and eligible non-employee service providers in order to attract, retain and motivate the persons who make important contributions to it. The material terms of the Non-Employee 2021 Plan (as amended on September 12, 2023) are summarized below.

Eligibility and administration

Our non-employee directors and eligible non-employee service providers and our subsidiaries’ non-employee directors and eligible non-employee service providers will be eligible to receive awards under the Non-Employee 2021 Plan. The Non-Employee 2021 Plan is administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the Non-Employee 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the Non-Employee 2021 Plan, to interpret the Non-Employee 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the Non-Employee 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible non-employee directors or non-employee service providers receive awards and set the terms and conditions of all awards under the Non - Employee 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Non- Employee 2021 Plan.

Shares available for awards

An aggregate of 300,000 Class A Ordinary Shares were initially available for issuance under the Non -Employee 2021 Plan; provided that in no event shall the aggregate number of ordinary shares issued under the Non-Employee 2021 Plan exceed a number equal to (i) the number of ordinary shares available for issuance under the Employee 2021 Plan minus (ii) the number of ordinary shares issued under the Employee 2021 Plan. The Board increased the number of shares available for issuance by 1,000,000 Class A Ordinary Shares (in addition to the existing number available for issuance, thereby taking the overall limit to 1,300,000 Class A Ordinary Shares) which was subsequently approved, by shareholders at the 2023 annual general meeting.

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

For the year ended March 31, 2025, the aggregate compensation, including directors’ fees but excluding grants of share options, to our executive director and executive officers included in the list herein, was US$ 10,662,715. Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B. Except as otherwise disclosed, the above cash compensation does not include share compensation and employee benefits to our directors and senior management.

Outstanding Stock Option, Restrictive Stock Units (RSU) and Performance Based Units (PBU) at the Company (for directors and executive officers)

	Outstanding as of March 31, 2024	Granted during the year	Exercised during the year	Cancelled/forfeited during the year	Outstanding as of March 31, 2025
Stock Options	42,774,652	3,687,354	NIL	NIL	46,462,006
RSUs and PBUs	489,918	579,542	NIL	NIL	1,069,460
Total	43,264,570	4,266,896	NIL	NIL	47,531,466

Clawback Policy

In fiscal year 2024, we adopted a Compensation Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of Compensation Clawback Policy, as amended from time to time, is filed as Exhibit 97.1 to this Annual Report.

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

Board of Directors

The ReNew Global Shareholders Agreement sets out detailed requirements regarding the composition of the Board, see section titled “Related Party Transactions — Shareholders’ Agreement” under Item 7.B for further details.

As of March 31, 2025, our Board consisted of ten directors, being (A) six independent directors, of which three are female directors and one Lead Independent Director, satisfying the independence requirements of the Nasdaq and (B) four directors appointed and maintained in office by certain of our investors including one Founder director and one female director.

All six Non-Executive Independent Directors were appointed / re-appointed (appointed Ms. Paula Gold-Williams, Mr. Philip New and Ms. Nicoletta Giadrossi and re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan) with effect from August 23, 2023. The appointments were also approved by the Company’s shareholders at the 2023 annual general meeting of the Company and, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2025.

On July 29, 2025, the Board re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Ms. Nicoletta Giadrossi as Non-Executive Independent Directors. The appointment is subject to the approval of the Company’s shareholders at the 2025 annual general meeting of the Company and, if approved, the respective term of office for each appointee will last until the annual general meeting scheduled to be held in the calendar year 2027.

Mr. Manoj Singh was appointed as Lead Independent Director with effect from January 1, 2023, to hold office until August 23, 2024, subject to continuing to hold the office of Independent Director. In June 2024, the Board extended the term of the Lead Independent Director (Mr. Manoj Singh) from August 23, 2024, up to the conclusion of Annual General Meeting (AGM) of fiscal year 2025. Further, the Board on July 29, 2025 had further extended the term of the Lead Independent Director till the annual general meeting scheduled to be held in the calendar year 2027.

During the year, there has been no change in the composition of Board of Directors of the Company.

Term of Office for Directors

The ReNew Global Shareholders Agreement and ReNew Global Articles set out detailed requirements regarding the term of office for Directors of the Company, see section titled “Related Party Transactions — Shareholders’ Agreement” under Item 7.B for further details.

All Independent Directors of the Company are appointed for an initial term of two years, subject to Company’s shareholders' approval at its annual general meeting following the appointment. Further, as per the ReNew Global Article, from the sixth anniversary of the Closing Date, each Director (other than Directors who hold an executive position with the Company) shall be elected on an annual basis at a general meeting of the Company.

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

Committees of the ReNew Global Board

The Board has five standing committees: an audit committee, a remuneration committee, a nomination and board governance committee; a finance and operations committee and an environment, social and governance committee.

In addition to these standing committees, the Board on June 30, 2024, constituted a special committee (the “Special Committee”) as a sub-committee of the Board. The Special Committee comprises of all six Independent Directors, Mr. Manoj Singh being Chairman of the Committee.

Each committee’s members and functions are as described below.

Audit Committee

The Company’s audit committee (the “Audit Committee”) consists of three (3) independent directors. The members of ReNew Global’s Audit Committee as of March 31, 2025, were Mr. Manoj Singh, Ms. Vanitha Narayanan, and Ms. Paula Gold-Williams. Mr. Singh is the chairperson of the committee. Each committee member satisfies the independence requirements of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. The Board has determined that Mr. Singh qualifies as an audit committee financial expert within the meaning of the SEC rules. During the year, there has been no change in the composition of the members of Audit Committee. The Audit Committee is responsible for, among other things:

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

Remuneration Committee

The Company’s remuneration committee (the “Remuneration Committee”) consists of four (4) directors. The members of the Remuneration Committee as of March 31, 2025, were Ms. Vanitha Narayanan, Mr. Manoj Singh, Ms. Nicoletta Giadrossi and Ms. Kavita Saha. Ms. Vanitha Narayanan is the chairperson. During the year, there has been no change in the composition of the members of Remuneration Committee. The Remuneration Committee is responsible for, among other things:

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

Nomination and Board Governance Committee

The Company’s Nomination and Board Governance Committee (the “Nomination Committee”) consists of five (5) directors. The members of the Nomination Committee as of March 31, 2025, were Sir Sumantra Chakrabarti, Mr. Sumant Sinha, Mr. Manoj Singh, Ms. Nicoletta Giadrossi and Ms. Kavita Saha. Sir Sumantra Chakrabarti is the chairperson. During the year, there has been no change in the composition of the members of Nomination Committee. The Nomination Committee is responsible for, among other things:

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

Environment, Social and Governance Committee

The Environment, Social and Governance (“ESG”) Committee consists of three (3) independent directors of the Company. The members of ESG Committee as of March 31, 2025, were Sir Sumantra Chakrabarti, Mr. Philip New and Ms. Kavita Saha. Sir Sumantra Chakrabarti is the chairperson of the ESG Committee. During the year, there has been no change in the composition of the members of ESG Committee. The ESG Committee is responsible for, among other things, overseeing and strengthening of the Company’s ongoing ESG, sustainability and corporate social responsibility commitments and actions. The ESG Committee aims to assist the Board of Directors by:

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

Finance and Operations Committee

The Finance and Operations Committee (“F&O Committee”) consists of five (5) directors of the Company out of which three are independent. The members of F&O Committee as of March 31, 2025, were Mr. Sumant Sinha, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Ms. Kavita Saha. Mr. Sinha is the chairperson of the F&O Committee. Mr. Yuzhi Wang is a permanent invitee to the committee. During the year, there has been no change in the composition of the members of F&O Committee. The F&O Committee is responsible for investment, borrowings, bidding and M&A related matters.

Special Committee

The Special Committee consists solely of the Company’s six (6) independent non-executive directors. Mr. Manoj Singh serves as Chair of the Special Committee. The Special Committee has been authorized to evaluate, consider and determine issues and matters relating to potential transactions: (i) to address the immediate financial requirements of the Company involving any affiliated party of the Company and (ii) that would affect the current structure of the Company and the group, including its continued listing on NASDAQ. The Special Committee is committed to acting in the best interests of all shareholders in its deliberations.

To support its evaluation, the Special Committee has engaged independent financial and legal advisors. Rothschild & Co is serving as the Committee’s financial advisor, and Linklaters LLP is serving as its independent legal counsel.

D.
Employees

The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2023	2024	2025
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	477	619	601
Business development (includes business development, bidding and new business teams)	134	120	135
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	170	53	28
Design and engineering (include design, technical and power evacuation teams)	193	207	170
Procurement and commercial	52	116	93
Module and Cell Manufacturing	160	1,373	1,832
Project execution	537	640	608
O&M (includes project asset management and performance monitoring teams)	667	730	716
Quality health safety and environment	91	130	153
Total	2,481	3,988	4,336

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2025 by:

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

As of March 31, 2025, 244,405,376 Class A Ordinary Shares par value $ 0.0001 per share, one Class B Ordinary Share par value $ 0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share, one Deferred Share par value US$ 0.01 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. The Company as of March 31, 2025 held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

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

Beneficial Owners:	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares (1)	Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares (2)	Number of Class C Ordinary Shares	Percentage of Class C Ordinary Shares	Number of Class D Ordinary Shares	Percentage of Class D Ordinary Shares
Five Percent Holders
CPP Investments (3)(4)	88,846,844	34.6		-	118,363,766	100	1	100
Platinum Cactus (3)(5)	58,170,916	23.8		-	-			-
JERA (3)(6)	28,524,255	11.7		-	-			-
Directors and Executive Officers					-
Mr. Sumant Sinha (3)(7)(8)	38,993,796	13.8	1	100.00	-
Mr. Manoj Singh	37,471	*		-	-			-
Sir Sumantra Chakrabarti	65,376	*		-	-			-
Ms. Vanitha Narayanan	65,376	*		-	-			-
Ms. Paula Gold- Williams	27,905	*		-	-			-
Mr. Philip New	27,905	*
Ms. Nicoletta Giadrossi	27,905	*		-	-			-
Ms. Kavita Saha	-	-		-	-			-
Mr. Yuzhi Wang	-	-		-	-			-
Mr. William Bowen Shephard Rogers	-	-		-	-			-
Mr. Kailash Vaswani (8)	*	*	-	-	-			-
Mr. Sanjay Varghese (8)	*	*	-	-	-			-
Mr. Balram Mehta (8)	*	*	-	-	-			-
All directors and executive officers as a group (9)	42,694,198	14.87	-	-	-			-

Notes:

* Less than 1%

(1)
In calculating the percentages, (a) the numerator is the relevant holder’s beneficial holding of Class A Ordinary Shares as of March 31, 2025 (calculated as set out above, including the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities exercisable any time within 60 days); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2025 and the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities that, as of March 31, 2025, were held by the relevant holder and exercisable within 60 days, if any (but not the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities held by any other beneficial owner).
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.
(3)
On July 2, 2025, the Consortium made a final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium. The Consortium includes certain major shareholders of the Company, including CPP Investments, Platinum Cactus and Mr. Sumant Sinha. If a transaction is consummated with the Consortium, this could result in a change in control of the Company. For more information, see “Information on the Company—History and Development of the Company” under Item 4.A.
(4)
Represents one Class D Ordinary Share, 118,363,766 Class C Ordinary Shares and 76,501,166 Class A Ordinary Shares, plus beneficial interests in 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time (as at March 31, 2025: 12,345,678) equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. The Class D Ordinary Share held by CPP Investments shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. The Business Combination Agreement grants CPP Investments the right to, at its discretion, transfer the ReNew India Ordinary Shares held by CPP Investments to ReNew Global in exchange for an aggregate of 12,345,678 Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments had transferred all its ReNew India Ordinary Shares in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.
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
(6)
JERA Power RN B.V. is a company organized under the laws of the Netherlands, having its registered office at De entrée 250, 1101EE Amsterdam, The Netherlands. JERA Power RN B.V. is a wholly owned subsidiary of JERA Nex Limited – which is in turn the renewable power generation arm and a wholly owned subsidiary of JERA Co., Inc –, a limited company incorporated under the laws of England and Wales, whose registered office is at 27 Bush Lane, London EC4R 0AN, United Kingdom. Under SEC rules, JERA Co., Inc. may be deemed to have beneficial ownership of the shares held by JERA Power RN B.V. JERA Co., Inc., a company organized under the laws of Japan. JERA Co., Inc. is managed by a board of directors and because the board of directors acts by consensus / majority approval, none of the members of the JERA Co., Inc. board of directors has sole voting or dispositive power with respect to the securities of ReNew held by JERA. JERA Co., Inc, has its registered office at Nihonbashi Takashimaya Mitsui Building 25th Floor 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan.
(7)
Mr. Sinha is the record holder of one Class B Ordinary Share, which carries voting rights equal to a number of votes from time to time (as at March 31, 2025: 11,437,725) equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates, if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 under the Business Combination Agreement. As at March 31, 2025, 82 Class A Ordinary Shares would have been so issuable to Mr. Sinha, 6,498,328 to Cognisa and its affiliates and 4,939,313 to Wisemore and its affiliates. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, 38,993,796 Class A Ordinary Shares are issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days as of March 31, 2025.
(8)
Represents Class A Ordinary Shares issued and issuable upon the exercise of options held by Messrs. Sumant Sinha, Kailash Vaswani, Sanjay Varghese and Balram Mehta and that were exercisable within 60 days as of March 31, 2025.
(9)
This includes 42,694,198 options held by the executive director and executive officers of ReNew Global that are vested and exercisable, and that were exercisable within 60 days as of March 31, 2025.

B.
Related Party Transactions

Non-Binding Offer from the Consortium

On July 2, 2025, the Consortium made a final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium. If consummated, the presently proposed transaction would be considered a related party transaction. For more information on the final non-binding offer, see “Information on the Company—History and Development of the Company” under Item 4.A.

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

Legal Proceedings

Except as disclosed hereinafter, we and our subsidiaries are not currently subject to any material regulatory, legal, tax or arbitration proceedings nor are we aware of any such proceedings that are pending or threatened. We are also party to other litigations, proceedings and potential liabilities with OEMs, customers, contractors, and suppliers, including but not limited to matters relating to payment disputes, right of way issues and disputes over land that arise in the ordinary course of our business in India.

Although there can be no assurances regarding the outcome of any of the matters noted hereinafter, including but not limited to those arising in the normal course of business in India, we do not expect any of these, individually or collectively, will have or have had a material adverse impact on our financial position, results of operations or cash flows.

(i)
The distribution licensees of Karnataka have filed appeals before the Supreme Court against the order passed by APTEL, dated March 29, 2019, whereby APTEL had set aside the common order of KERC dated January 9, 2018 by which KERC reduced the period of billing related to banked units for renewable generators from 1 year to 6 months and imposed a condition that the energy banked by non-REC based renewable energy projects during the peak time-of -day hours alone can be drawn during the peak time-of-day hours. APTEL had set aside the order of the KERC holding that modification of the banking arrangements during currency of the concluded wheeling and banking agreement is not sustainable in law. APTEL also held that the January 9, 2018, KERC order was passed without adhering to the principles of natural justice, doctrine of promissory estoppel and legitimate expectation, and that it was also passed without sufficient or requisite data and analysis. The Company has concluded contracts executed in pursuance of earlier orders of KERC from the period when the reduction was not introduced. Therefore, the Company has secured its right for banking and has vested rights for a period of 10 years from their commissioning. The appeals before the Supreme Court are pending. The outcome of this matter may impact the timing, but not the total amount, of cash flows generated form banked units by the Company’s subsidiaries operating in Karnataka.
(ii)
ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Company, set up projects to supply electricity for captive use by certain of their shareholders. KERC, through a circular dated September 18, 2018, directed the ESCOMs and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, ESCOMs issued demand letters to the captive users (customers) of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity duty due totaling INR 297 million for failure of compliance with the Electricity Rules, 2005. The Company filed writ petitions on behalf of its customers challenging the circular and the demand letters against the ESCOMs (“Karnataka Writs”) and separate petitions before KERC for quashing the demand letters (“Karnataka Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019 and September 18, 2020, ordered the ESCOMs to refrain from taking any precipitative action against captive users. Thereafter, KERC disposed of the Karnataka Petitions based on the principles laid down by APTEL in its judgment dated June 7, 2021 in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others.

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

One of our subsidiaries filed a petition with the Karnataka High Court challenging a cross-subsidy surcharge imposed under the Electricity Act, 2003. The petition argued that this surcharge was meant to be temporary and should have been gradually reduced over time. The Company also noted that no such surcharge was applied between fiscal years 2009 and 2012, and its reintroduction goes against the original intent of the law. The High Court dismissed the petition but directed the KERC to issue new regulations within six months to ensure a phased reduction of cross-subsidies and related surcharges. Our subsidiary has since filed an appeal, arguing that the Electricity Act, 2003 requires a steady reduction in cross-subsidies. The appeal points out that reductions were successfully implemented from 2009 to 2012 and claims that the recent increase in the surcharge is not consistent with the law and should not be allowed. If the appeal is successful, it could help reduce the possible negative financial impact of a prior Supreme Court ruling on our captive power projects.

Based on an internal evaluation, the Company believes that there are merits in its position and the demand raised by the distribution companies would be ultimately rescinded and hence no adjustment has been made in the consolidated financial statements.

(iii)
AP DISCOMs had filed a petition (“Tariff Petition”) before APERC against power producers including the subsidiaries of the Company, seeking amendment of Regulation 1 of 2015 issued by the APERC and consequent redetermination/reduction of tariff determined by the APERC for the years ended March 31, 2016 and 2017. Some power producers filed petitions before the AP HC (Andhra Pradesh High Court) challenging the jurisdiction of APERC to entertain the Tariff Petition. The AP HC, by order dated September 24, 2019, disposed of these petitions by directing APERC to dispose of the Tariff Petition while determining its own jurisdiction to decide the same. The Company, through its subsidiaries, had filed an appeal against the order dated September 24, 2019 before the AP HC. Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC allowed the appeal filed by the Company through its subsidiaries and held that APERC cannot proceed with the hearing of Tariff Petition and consequently quashed the proceedings before APERC. The AP HC also held that tariffs under existing PPAs cannot be altered unilaterally. Further, the AP HC directed the AP DISCOMs to pay all past pending dues and future bills (at full tariff). In addition, the AP HC also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in cases of very grave and sudden emergency, is not permitted. Subsequently in April 2022, the AP DISCOMs filed a petition before the Supreme Court of India seeking leave to appeal against the AP HC order. The Supreme Court appeal is pending.

Further, pursuant to the AP HC order dated March 15, 2022, the AP DISCOMs undertook to pay the outstanding receivables in 12 monthly instalments to the subsidiaries of the Company in Andhra Pradesh as per the mechanism provided under the Electricity (Late Payment Surcharge and Related Matters) Rules, 2022 issued by the Ministry of Power. On July 5, 2023, the AP DISCOM paid its final monthly instalment in purported discharge of its commitments with some shortfall in payments. The Company, through its subsidiaries, has filed an LPS recovery petition before the APERC, which is currently pending adjudication before APERC. The cumulative amount receivable recorded in trade receivables related to this matter amounts to Rs. 3,110 million as of March 31, 2025. In view of the favorable order of AP HC and its internal analysis, the Company believes it has strong merits in the case and no adjustment is required in the consolidated financial statements.

(iv)
The subsidiaries of the Company entered into total 14 PPAs with the APSPDCL for wind-based generation projects, based on the generic tariff orders issued by APERC. AP DISCOMs filed a petition against certain subsidiaries and other wind developers before APERC, requesting it to pass on the GBI benefits received by the developers to AP DISCOMs.

APERC in its order dated July 28, 2018 (the “APERC Order”), allowed this petition and permitted the AP DISCOMs to deduct the GBI benefits and only pay the balance tariff payable to the wind power generators from February 14, 2017 until such GBI benefits were credited against the tariff payable in full. Subsequently, a few subsidiaries of the Company, as Petitioners filed a writ petition before the AP HC challenging the APERC Order. The AP HC, by its interim order dated August 24, 2018, suspended the operation of the APERC Order.

Thereafter, an interim application was filed by the Petitioners on November 4, 2019 in the writ petition before the AP HC for directions to the AP DISCOMs to comply with order dated August 24, 2018 of the AP HC and release payment of GBI benefits. Concurrently, Green Infra Wind Solutions Limited, an entity unrelated to the Company, appealed (Appeal No. 284 of 2018) to the APTEL against the AP DISCOMs, challenging the APERC Order, and included several of the Company's subsidiaries and other wind developers as respondents. APTEL, in its judgment dated December 19, 2024, set aside the APERC Order and directed the AP DISCOMs to refund the amounts accrued under the GBI scheme to Green Infra Wind Solutions Limited, along with interest at 12% per annum. The Company has filed a memo before the AP HC to place the APTEL's judgment on record. The AP DISCOMs filed Civil Appeal No. 4495 of 2025 before the Supreme Court on March 17, 2025. Ten of the Company's subsidiaries have filed applications for joinder before the Supreme Court. As a result, all 14 impacted subsidiaries of the

Company are currently before the Supreme Court. The cumulative amounts receivable recorded in trade receivables related to this matter amounts to Rs. 5,237 million as of March 31, 2025. Based on its evaluation and consistent practices in other states, the Company believes that the GBI benefit is over and above the applicable tariffs and that APERC does not have jurisdiction to interfere with the intent of the GBI Scheme. Consequently, the outstanding amount is recoverable and continues to be recognized in the consolidated financial statements.

(v)
ReNew Solar Power and its subsidiaries pursued legal action with UPERC against SECI and UPPCL, seeking exemption from liquidated damages due to force majeure events, notably the delays caused by the COVID-19 pandemic. We also requested protection from SECI's invocation of a Rs.110 million performance bank guarantee. UPERC acknowledged our case and subsequently ruled in our favor, permitting contract termination without penalty. SECI has challenged this ruling in an appeal, and the matter remains unresolved, with SECI agreeing to refrain from any coercive measures until the appeal's conclusion.
(vi)
Pursuant to a public interest litigation instituted before the Supreme Court of India seeking measures for protection of two endangered birds namely, the Great Indian Bustard and the Lesser Florican, by its order dated April 19, 2021 (“GIB First Order”) the Supreme Court inter alia issued directions for (i) undergrounding of all overhead transmission lines in the specified priority and potential habitats of the birds in state of Rajasthan and Gujarat and (ii) installation of bird diverters in all overhead transmission lines until undergrounding is done, within a period of one year. The Supreme Court also appointed a committee for assessing the feasibility of undergrounding overhead lines and take the requisite actions in case of unfeasibility. Subsequently, two associations of renewable energy developers, of which RPL is a member, namely, the Wind Independent Power Producers Association and the Solar Power Developers Associations, filed applications on behalf of its members before the Supreme Court seeking certain directions for modification of the GIB First Order, including for expansion of the Expert Committee and exemption from undergrounding for overheads lines of already commissioned power projects with installation of appropriate mitigation measures. Applications have also been filed by the Central Government (through the MNRE) and the state government of Rajasthan seeking similar directions. An application has also been filed by the public interest litigant seeking compliance with the GIB First Order. By its order dated April 21, 2022 (“GIB Second Order”) the Supreme Court issued directions (i) for completion of installation of bird diverters on overhead transmission lines in the specified priority areas by July 20, 2022, and (ii) to the Central Electricity Authority to formulate the standards of quality for the bird diverters in consultation with the committee. Vide judgment dated March 21, 2024(“GIB Third Order”), the Hon’ble Supreme Court has suitably modified the GIB First Order and the injunction which has been imposed in the GIB First Order in respect of the area described as the potential area stands relaxed (subject to the condition that the new Expert Committee appointed by the Court may lay down suitable parameters covering both the priority and potential areas). The modification(s) were to be suggested by the new Expert Committee appointed by the Supreme Court which has already submitted the reports for both the state of Rajasthan and state of Gujarat. The matter is currently pending before Supreme Court. The Company believes that the additional cost, if any, that may be incurred by the Company would be recoverable from customers under the respective PPAs through provision relating to change in law and therefore will not have a material adverse effect on its financial position, results of operations or cash flows.
(vii)
Various subsidiaries of the Company had registered their projects under the Project Import Regulations, 1986 (“PIR”), which provided for a concessional rate of customs duty for imports for solar power projects. Subsequently, by way of a notification dated October 19, 2022 issued by the Central Board of Indirect Taxes and Customs, the PIRs were amended to exclude ‘solar power projects’, and a notice was issued to the subsidiaries of the Company that their registrations would stand cancelled. Consequently, the subsidiaries filed a petition before the Delhi High Court, challenging the amendment and notice. By an interim order dated December 15, 2022, the Delhi High Court, inter alia, directed that no precipitative action will be taken based on the amendment at the stage of import in the interim. Subsequently, in April 2023, the petitions have been amended to challenge the Finance Act, 2023 notified on April 1, 2023 whereby Chapter 98 of the Customs Tariff Act, 1986 was amended to exclude solar power projects from Chapter 98. The matter is currently pending.

Some of the affected subsidiaries have issued notices under their respective power purchase agreements, seeking additional compensation on account of increase in expenditure for setting up the solar power project due to change in law event, namely, the amendment of the PIR and the Finance Act, 2023. Therefore, the Company does not expect this matter to have a material impact on its financial position, results of operations or cash flows.

(viii)
The Company and its subsidiaries have secured LTA for transmission of energy for its projects under various power purchase agreement(s), and signed various LTA agreements, in accordance with the provisions of the Central Electricity Regulatory Commission (Sharing of Inter State Transmission Charges and Losses) Regulations, 2010 (“CERC Sharing Regulations 2010”). The start date of the LTA is aligned with the scheduled commissioning dates of the respective projects. In terms of extant orders issued by the Central Government, power producers are entitled to waiver of ISTS and transmission losses, for projects that are commissioned on or before a certain date. On account of delay in commissioning of certain projects and termination of certain projects affected by force majeure events, the Company and its subsidiaries have received demand notices from CTUIL seeking payment of LTA charges (not entitled to ISTS waiver), calculated from the date of operationalization of the respective LTA.

A subsidiary of the Company has received demand notices from CTUIL seeking payment of LTA charges totaling to INR 302.4 million. A petition was filed before CERC by the subsidiary of the Company seeking alignment of the LTA start date with the actual date of commissioning of the project. This was dismissed by CERC vide order dated January 12, 2024. Appeal therefrom was filed before APTEL. APTEL has granted the relevant subsidiary of the Company an interim stay against recovery of LTA charges by CTUIL subject to 50% payment which has been paid under protest. The matter is currently pending.

Certain subsidiaries of the Company, filed two similar petitions against the CTUIL before the CERC, to set aside the LTA charges approximating to Rs. 984 million (as on March 31, 2025). By an interim order dated January 24, 2023 in one of these petitions, CERC directed CTUIL not to take any coercive action subject to payment of 10% of the total LTA charges by the subsidiaries which has been paid under protest. Both the petitions are currently pending before the CERC.

(ix)
RPL and M/s Fourth Partner Energy Private Limited (“FPEPL”) have executed a share purchase agreement dated October 10, 2021 amended vide agreement dated January 18, 2022 (“SPA”) under which FPEPL had agreed to purchase the entire issued, subscribed and paid-up share capital of M/s Renew Solar Energy Private Limited (“RSEPL”) on the terms and conditions set out in the SPA. Following the execution of the SPA, FPEPL issued several indemnity letters to RPL, alleging breaches of the SPA’s warranty terms and claiming indemnity under the SPA which have been contested by RPL. FPEPL has filed its claim before the three-member arbitral tribunal. RPL has also filed its counterclaim for breach of SPA by FPEPL. Pleadings in the matter are completed and the matter is at the stage of evidence. The matter is currently pending before the arbitration tribunal. The Company believes that the indemnity claims are without merit, and it intends to vigorously defend itself and any liability in excess of amounts provided in the consolidated financial statements will not have material impact on its financial position, results of operations or cash flows.
(x)
The Company, through various subsidiaries operating in the state of Telangana, has challenged the levy of deviation charges / periphery charges under the Telangana State Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters for Solar and Wind Generation Sources) Regulations, 2018 on constitutional and other grounds. The total demand across 19 projects in Telangana exceeds Rs. 1110 million. A stay on the demand has been granted, subject to a deposit of 25% of the amount claimed which has been deposited. The matter is pending adjudication.
(xi)
M/s Axis Energy Venture India Private Limited (“Axis”) is a renewable energy developer with a presence in the state of Andhra Pradesh. Axis has filed a writ petition before the Andhra Pradesh High Court challenging an order of CERC in favor of a subsidiary of the Company granting connectivity on the basis of installed capacity as against contracted capacity. The matter is currently pending.
(xii)
A subsidiary of the Company filed a petition under Section 79 of the Electricity Act, 2003, before CERC seeking termination of the PPA in relation to a 297.5MW wind power project at Karnataka, citing significant delays in tariff adoption and various legal infirmities in the tariff adoption order dated March 9, 2024 (“Tariff Order”) passed by CERC. This petition remains pending before the CERC. The financial impact of this dispute is in terms of the bank guarantees provided by the subsidiary of the Company to SECI and CTUIL of Rs. 469.5 million.
(xiii)
The Company, through one of its subsidiaries, has filed an interim application before Delhi High Court under Section 9 of the Arbitration and Conciliation Act, 1996 against SECI, seeking protection from deduction of compensation amounting to approximately Rs. 570 million from the monthly invoices raised by the Company (through its subsidiary) towards monthly energy generation. The said levy by SECI is on account of shortfall in generation below the committed quantity under the power purchase agreement between SECI and the Company's subsidiary. In response to SECI’s demand, the subsidiary has claimed the defense of force majeure citing that the generation shortfall was on account of instances of conductor theft and right of way related issues which were beyond the control of the subsidiary. The matter was listed on May 30, 2025 and is now pending adjudication before the Delhi High Court.
(xiv)
The Company, through one of its subsidiaries, has filed a writ petition before the Karnataka High Court, along with other industry players, challenged various regulations including the KERC (Terms and Conditions for Open Access) Regulations, 2025 and tariff order dated March 27, 2025 passed by the Karnataka Transmission Company. The broad grounds of challenge include the banking facility extended to renewable energy developers which was restricted to 5 years for new agreements and retrospectively withdrawn / curtailed for existing projects. Additionally, the calculation of transmission charges on the basis of contracted capacity by open access consumers instead of actual utilization is also under challenge. The Karnataka High Court has issued a stay order in the matter, preventing implementation of the proposed changes to the wheeling and banking arrangement. Additionally, transmission charges will continue to be applied as per the previous methodology, before the challenged regulations were introduced.
(xv)
A PIL has been filed before Bombay High Court against few respondents including a subsidiary of the Company in connection with the Patoda STU Pooling Substation land alleging the illegal sale and purchase of government land. Till date, no notice has been issued to the subsidiary, as the Court has directed the petitioner in the matter to deposit a sum of Rs. 50,000 to establish bona fides. The petitioner has not deposited the said amount to date, and accordingly, no further proceedings have been initiated against the subsidiary. The matter is currently pending before Bombay High Court.

(xvi)
The Company, through its subsidiaries, challenged CTUIL’s revocation of connectivity for its renewable projects citing a misapplication of regulations. The CERC granted interim relief, directing CTUIL and National Load Despatch Centre (“NLDC”)/ Western Regional Load Despatch Centre (“WRLDC”) to permit the petitioners to complete all necessary formalities required to achieve commercial operation of their projects. The interim directions issued shall remain in effect until the final outcome of the matters.
(xvii)
A Writ Petition Miscellaneous Single (WPMS) has been filed in 2021 before the High Court of Uttarakhand against the State of Uttarakhand and other respondents, challenging the imposition of water tax on electricity generation on hydro power projects exceeding 5 MW capacity. Final arguments in the matter have concluded and the High Court has reserved its judgment. Final arguments in the matter have been concluded, and the Court has reserved its judgment. In the event of an adverse order, the liability towards water tax is partially indemnified under the Share Purchase Agreement (SPA).
(xviii)
The Company, through three of its subsidiaries, has filed petitions with the CERC seeking extensions of the scheduled commercial operation dates for their respective transmission projects. These petitions are based on claims of delays caused by changes in law and force majeure events. In two of the cases, the subsidiaries have cited broadly similar change in law events, including increases in forest net present value, higher compensatory afforestation charges, and revised MoP guidelines related to right-of-way compensation. Additionally, both projects experienced comparable force majeure events, such as delays in obtaining forest clearances, delays by district authorities in issuing right-of-way compensation orders, significant right-of-way challenges along the transmission line routes, and extreme weather events including unusually heavy rainfall and a cyclone in the state of Karnataka. These factors have also contributed to increased project costs. In accordance with the terms of their respective Transmission Service Agreements, the two subsidiaries have sought compensation through their petitions. Both matters are currently pending adjudication before CERC. The third subsidiary has also filed a petition with CERC, seeking an extension of its scheduled commercial operation date due to force majeure events, including delays in obtaining statutory approvals and right-of-way issues. This subsidiary has similarly claimed entitlement to an extension under the provisions of its Transmission Service Agreement. This petition is also pending before CERC. As of March 31, 2025, the Company has not recognized any amounts in its consolidated financial statements related to potential compensatory damages that may be awarded in connection with these petitions.
(xix)
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

(xx)
Adyah Solar Energy Private Limited (“Adyah”), an erstwhile subsidiary of the Company, was sold to Ayana Renewables Power Private Limited (‘Ayana’) in February 2021. The litigation discussed below continues to be handled by ReNew Solar Power Private Limited as per the terms of the sale.

Adyah had entered into six PPAs (four with BESCOM and one each with HESCOM and GESCOM), in relation to the development of six solar power projects of 50 MW each in the Pavagada Solar Park, Karnataka. Subsequently, by notification dated July 30, 2018, (“2018 Notification”), Government of India levied safeguard duty at specified rates on the import of solar cells and modules. Consequently, Adyah filed six petitions (in respect of each of the projects) before the KERC seeking a declaration that implementation of the 2018 Notification constitutes an event of change in law under the PPAs entitling it to compensation for increase in the expenditure on account of such change in law. By orders dated June 15, 2021, the petitions were partly allowed, and certain directions were passed including payment of certain incremental tariffs to Adyah on the quantum of energy equivalent to the minimum capacity utilization factor under the PPAs, supplied from the date of commissioning of the project until the expiry of the PPA.

Adyah filed appeals before the APTEL against the order of KERC to the extent of denial of change in law relief claimed in relation to the additional DC capacity, carrying cost and computation of tariff on minimum capacity utilization factor corresponding to minimum energy generated (“Adyah Appeals”).

In February 2022, HESCOM also filed an appeal before APTEL against one of the orders dated June 15, 2021, challenging the quantum of incremental tariff awarded by KERC and seeking a reduction in quantum of such incremental tariff (“HESCOM

Appeal”). Subsequently, four appeals were filed by BESCOM against the order dated June 15, 2021 before APTEL (“BESCOM Appeals”). On February 7, 2025, APTEL dismissed the HESCOM Appeal and upheld the order passed by KERC. An appeal has been filed by HESCOM before Supreme Court on April 7, 2025, challenging the favorable order obtained by Adyah from APTEL dated February 7, 2025. By its Order dated May 30, 2025, APTEL partially al-lowed the Adyah Appeals and directed the concerned ESCOMs to reimburse Adyah for the safeguard duty and IGST incurred on all additional modules installed prior to COD. APTEL has also directed that carrying costs should be calculated and paid based on the actual expenses incurred from the date of incurrence until the date of reimbursement, subject to the Supreme Court's directions in Civil Appeal No. 8880 of 2022. The request to modify the basis for incremental tariff computation—to apply the restriction to the minimum Contracted Unit Factor (CUF) of 15.76% instead of the declared CUF of 27.76%, reflecting actual performance—has been denied. Four BESCOM appeals are still pending before APTEL. As of March 31, 2025, Rs. 1,910 million remains collectible.

(xxi)
A subsidiary of the Company, has filed a petition before GERC, seeking declaration that increase in expenditure, due to imposition of safeguard duty on import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020, issued by the Ministry of Finance, Government of India, is “change in law” and sought compensation, in terms of the PPA. The matter is pending before GERC. Through March 31, 2025, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xxii)
A subsidiary of the Company has filed a petition before RERC seeking a declaration that the increase in expenditures due to the imposition of safeguard duty on the import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020 constitutes a “change in law” and sought compensation pursuant to the terms of the PPA. By its final order dated December 30, 2021, RERC disposed of the petition and disallowed the claim, holding that the imposition of duty is not a “change in law” under the PPA. On February 8, 2022, the subsidiary filed an appeal before the APTEL against the order of the RERC. APTEL has set aside the RERC’s final order and declared that Notification No. 02/2020 (Customs) SG dated July 29, 2020, amounts to a change in law event. Therefore, the subsidiary is entitled to compensation for the additional expenditure incurred due to the imposition of safeguard duty, along with carrying costs. SECI has challenged the APTEL order before the Supreme Court. Concurrently, the matter has been remanded to RERC for revising its order based on the favorable outcome. As of March 31, 2025, the Company has not recognized any amounts in its consolidated financial statements for the recovery of any additional expenditure incurred.
(xxiii)
A subsidiary of the Company has filed a limited appeal before APTEL challenging the order passed by CERC to the extent that it granted carrying cost based on the lowest of the three formulae rather than on actual cost incurred, and allowed the annuity rate at 9% p.a. instead of 14% p.a. The original claim was filed before CERC, wherein the subsidiary had sought confirmation that the safeguard duty on import of solar modules constitutes a change in law event which was allowed. The matter is currently pending before APTEL. Through March 31, 2025, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xxiv)
Two subsidiaries of the Company have filed separate petitions before CERC seeking appropriate adjustment/ compensation to offset financial/ commercial impact of Change in Law event on account of Supreme Court order dated April 19, 2021 with respect to undergrounding of power lines in the priority and potential habitats of Great-Indian Bustard and compensation to offset financial/ commercial impact of change in law events on account of increase in the rate of goods and services tax from 5% to 12 % in terms of the PPA. The matter is currently pending before CERC. Through March 31, 2025, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
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

Share Capital

As of March 31, 2025, 244,405,376 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001, one Deferred Share par value $0.01 and 50,000 Redeemable Preference Shares par value GBP1.00 per share, were issued and outstanding. The Company as of March 31, 2025, held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would be issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). During the year ended March 31, 2025, the Founder Investor has not exercised its De-Minimis Put Option right, as defined in Item 7.B hereof. As of March 31, 2025, the Class B Ordinary Shares remains same representing 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2025, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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

Purchase of own shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable reserves of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the U.K. Companies Act and provided that it is not restricted from doing so by its articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid to be repurchased.

Since Nasdaq is not a relevant market for the purpose of “market purchases” under the U.K. Companies Act, ReNew can currently only purchase its own shares through an “off-market purchase” as defined in the U.K. Companies Act. Any such purchase must be made pursuant to a purchase contract authorised in advance by ordinary resolution of ReNew’s shareholders. Any authority will not be effective if any shareholder from whom ReNew Global proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, no later than five years after the passing of the resolution, on which the authority to purchase is to expire.

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

As of March 31, 2025, we held 38,698,288 Class A Ordinary Shares in our treasury account, which were purchased in exchange for an aggregate consideration of US$ 238,538,364 (including fee and charges paid to the bankers).

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
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Corporate guarantee of OEPL.
•
No put option is present whereas Cross guarantee structure between Ostro AP and Ostro Andhra is made.

8.	Ostro Andhra Pvt Ltd (OAPL)	Ralla

OAPL has entered into a term loan facility of Rs. 346,000,000 from TATA through the Finance Agreement dated June 30, 2016, which is prepaid on October 28, 2021, a term loan facility of Rs. 1,981,100,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,545,300,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 1,936,600,000 from IFC through the Finance Agreement dated May 6, 2016., IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle.

The facilities are secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations.

9.	ReNew Wind Energy Sipla Pvt Ltd (RWESPL)	110 MW Karnataka

RWESPL has entered into a term loan facility of Rs. 542,22,00,000 from State Bank of India through the Finance Agreement dated Sept 29, 2023. Facility carries monthly interest payment cycle. The facility is secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties, and of all intangible assets
•
Charge over all bank accounts, project cash flows, revenues, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations CG of RPL

10.	Renew Wind Energy (Rajasthan One) Pvt. Ltd. Narmada Wind Energy Pvt. Ltd. Molagavalli Renewable Pvt. Ltd.	Rs. Bond

RWE(R1) PL (along with co-borrowers Lexicon Vanijya Private Limited, Symphony Vyapaar Private Limited, Star Solar Power Private Limited and Sungold Energy Private Limited), NWEPL (along with co-borrower Renew Solar Energy (Karnataka Two) Pvt. Ltd.) and Molagavalli Renewable Private Limited have entered into term loans of Rs. 4,695,900,000, Rs. 4,593,800,000 and Rs. 2,724,600,000 Respectively from IREDA.

The facilities are secured by:

•
Mortgage on immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shares of borrowers and co-borrowers except for NWEPL and
•
RSE (K2) PL wherein 76% shares need to be pledged,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Promoter Guarantee for 40% of the loan outstanding,
•
Co-Borrower Guarantee,
•
Other Borrowers Guarantee.

11.	Renew Solar Energy (Jharkhand Three) Private Limited (RSE(J3) PL)	SECI IV

RSE(J3) PL has entered into an ECB term loan facility in US$ equivalent of Rs. 9,347,000,000. from a consortium of lenders consisting of Cooperative Rabobank U.A., BNP Paribas, Intesa Sanpaolo and Bayfront Infrastructure Capital III Pte. Ltd. The facility is secured by:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

12.	Renew Solar Power Private Limited	250 MW- MSEDCL Solar Project

RSPPL has entered into a Term Loan Facility of Rs. 9,698,700,000 from SBI. The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties pertaining to the project,
•
Hypothecation of all plant & machinery and other movable properties pertaining to the project,
•
Charge over all bank accounts, project cash flows, debtors and other assets pertaining to the project,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the Promoter Contribution in the project.

13.	Ostro Kutch Wind Private Limited (OKWPL)	250 MW- SECI I

OKWPL has entered into a Term Loan facility of Rs. 5,820,000,000 from SBI, Rs. 9,347,00,000 from SBI and an ECB Facility from ADB for Rs. 6,090,000,000. The SBI and Tata facility are having monthly interest and ADB facility is having quarterly interest payments. the facility is secured by:

•
Mortgage on Immovable Properties,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% share capital of the Borrower.

14.	Ostro Dakshin Power Private Limited (ODPPL)	100 MW Wind Power Project-Taralkatti

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

15.
•
ReNew Wind Energy (Devgarh) Private Limited
•
ReNew Wind Energy (Rajasthan 3) Private Limited
•
Kanak Renewables Limited
•
Rajat Renewables Limited
•
ReNew Solar Energy (Telangana) Private Limited
•
ReNew Saur Urja Privat Limited
•
Renew Clean Energy Private Limited
•
ReNew Wind Energy (Budh 3) Private Limited
Hermes

The entities have entered into a facility from REC Limited (“RECL”) in a co- obligor and co- borrower structure. The total amount of the facility is Rs. 34,800,000,000. The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties and movables properties of all the projects,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of all the projects
•
Pledge of 51% share capital of the Borrowers,
•
Cross guarantee of each Borrower security/ cash flows with the other Borrowers.

16.	Koppal- Narendra Transmission Limited	Koppal Transmission Project

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
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of the project,
•
Pledge of 51% share capital of the Borrowers held by the Promoters.

17.	Renew Jal Urja Private Limited	99 MW Hydro Power Plant

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
•
Pledge of 51% share capital of the Borrowers.

18.	Renew Surya Roshni Pvt Ltd	RTC

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

19.	Renew Power Private Ltd	REC (Kod & Limbawas)

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
•
Hypothecation of all plant & machinery and other movable properties, related to Project,
•
Charge over all bank accounts, project cash flows, debtors and other assets, related to project,
•
Assignment of all project related contracts, approvals and rights.

20.	ReNew Solar Urja Private Limited	SECI VI Solar (ReNew has sold its 49% stake and 100% economic interest in the SPV to Indigrid during the year)

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

21.	ReNew Surya Aayan Private Limited	SECI IX - 300 MW

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

22	ReNew Green (MHS One) Pvt Ltd	Sholapur Phase I

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
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 51% shareholding in the Borrower in relation to the Project.

23	ReNew Photovoltaics Pvt Ltd	3 projects: -Jaipur 4 GW Module -Dholera 2.4GW Module -Dholera 2.5GW Cell

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
•
Pledge of at least 51% OCRPS and/or CCDs and/or OCDs
•
Corporate Guarantee of RPL

The entity has further entered into the Working Capital facility from Federal Bank Limited amounting to Rs. 510,00,00,000 (combined for 3 projects). The facility is having WC utilization/commission charges. The facility is secured by:

(i) Parri-passu charge on (a) movable properties including plant and machinery, spares, equipment, tools & accessories, furniture, fixtures, vehicles and all other movable assets, present & future, (b) uncalled capital, operating cash flows, book debt, receivables, commissions, revenues of any nature, present & future, and (c) Trust & Retention Account (except Debt Service Reserve Account), and letter of credit and other reserves, present & future

24

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

25	Renew Wind Energy Varekarwadi Private Limited	3 projects – Welturi, Bableshwar, GUVNL

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

26	Renew Surya Ojas Private Limited	Peak Power, Karnataka

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

27	ReNew Surya Vihaan Pvt Ltd	SECI VIII – 200MW

ReNew Surya Vihaan Pvt Ltd has entered into INR term loan facility from Yes Bank Limited amounting to Rs. 633,00,00,000. The facility is having monthly interest payments. The facility is secured by following:

i.
Charge by way of hypothecation of entire movable properties of the Project, both present and future, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixtures, raw material, stock-in-trade, inventory and all other movable properties of whatsoever nature (excluding common power evacuation infrastructure for the Project);
ii.
Charge on entire immovable properties of the Project, both present and future including equitable mortgage of project land (excluding common power evacuation infrastructure for the Project),
iii.
Charge on the entire cashflows, receivables, book debts and revenues of the Project, of whatsoever nature and wherever arising, both present and future;
iv.
Charge on entire intangible assets of the Project, including but not limited to, goodwill and uncalled capital, intellectual property, both present and future;
v.
Charge / assignment by way of hypothecation, as the case may be, of –
1.
All the rights, title, interest, benefits, claims and demands whatsoever of the Project in the Project Documents (including but not limited to Power Purchase Agreement (PPA), Implementation Agreement, Right to Use Agreements for common infrastructure), duly acknowledged and consented (as applicable and if required by the Bank) to by the relevant counter-parties to such Project Documents, all as amended, varied or supplemented from time to time;
2.
Subject to Applicable Law, all the rights, title, interest, benefits, claims and demands whatsoever of the Project in the Clearances, and
3.
All the rights, title, interest, benefits, claims and demands whatsoever of the Project in any letter of credit, guarantee, performance bond, bank guarantee provided by any party to the Project Documents;
4.
All the right, title, interest, benefits, claims and demands whatsoever of the Project under all Insurance Contracts;
vi.
Charge on the Trust and Retention Account (TRA), Debt Service Reserve Account (DSRA) and any other reserves and other bank accounts of the Project wherever maintained;
vii.
Pledge of shares to 51% of the Promoter contribution for the Project of the Borrower.
viii.
Debt Shortfall Undertaking from Sponsor till Project Stabilization Date.

28	Renew Hans Urja Private Limited	SECI Raj 600 MW

Renew Hans Urja Pvt Ltd has entered into ECB facility through Facility Agreement dated 26 Feb, 2024 of amount JPY equivalent of up to INR 19,405,598,000.00 from Sumitomo Mitsui Banking Corporation, Société Générale, MUFG Bank, Ltd., BNP Paribas and Crédit Agricole Corporate and Investment Bank (CA-CIB). Further, CA-CIB sold down its share amounting to JPY 1,773,807,809 to Siemens Bank w.e.f November 29, 2024. The facility is having quarterly interest payments. The facility is secured by:

i.
mortgage/assignment on all immovable properties
ii.
hypothecation on all movable properties, including plant and machinery
iii.
hypothecation on Shareholder Loans of the Borrower;
iv.
hypothecation on all cash flows, receivables, book debts and revenues

v.
hypothecation on entire intangible assets of the Borrower,
vi.
hypothecation/mortgage/assignment- of all the rights, title, interest, benefits, claims and demands of the Borrower in (a) the Project Documents, duly acknowledged and consented to by the relevant counter-parties; and (b) subject to Applicable Law, all Project Authorisation;
vii.
Charge on TRA, DSRA, any other reserves and other bank accounts,
viii.
Charge over insurances and insurance proceeds; lenders/security trustee named loss payee
ix.
pledge of 100% of shareholding of the Borrower

29	Renew Solar Photovoltaic Private Limited	SECI Raj ACME 375 MW

The entity has entered into INR term loan facility through Facility Agreement dated October 25, 2024 of INR 12,00,10,00,000.00 from Sumitomo Mitsui Banking Corporation and MUFG Bank, Ltd. The facility is having monthly interest payments. The facility is secured by:

i.
mortgage/assignment on all immovable properties
ii.
hypothecation on all movable properties, including plant & machinery
iii.
hypothecation on entire cash flows, receivables, book debts, revenues and Shareholder Loans of the Borrower
iv.
hypothecation on entire intangible assets, including but not limited to, goodwill and uncalled capital
v.
hypothecation/mortgage/assignment- of all the rights, title, interest, benefits, claims and demands of the Borrower in (a) Project Documents, duly acknowledged and consented to by relevant counter-parties; and (b) subject to Applicable Law, all Project Authorisation;
vi.
Charge on TRA, DSRA, any other reserves and other bank accounts,
vii.
Charge over insurances and insurance proceeds, with lenders/security trustee named as loss payee
viii.
pledge of 100% of shareholding of the Borrower

30	Renew Surya Jyoti Private Limited	Merchant-2

Renew Surya Jyoti Private Limited has entered into INR term loan facility through Facility Agreement dated 27 March, 2025 of INR 610,28,00,000.00 from REC Ltd. The facility is having monthly interest payments. The facility is secured by:

i.
Mortgage on all immovable properties including project Land
ii.
Hypothecation of all movable assets including plant & machinery
iii.
Charge on TRA, DSRA, and any other reserves and other bank accounts,
iv.
Assignment of all project contracts, project approvals, clearances, insurance proceeds, guarantees, interest, benefits, claims, demands & other rights.
v.
Pledge of 63% of total Equity of Borrower carrying at least 63% voting rights in the Borrower.
vi.
Core Promoter Shortfall Support Undertaking in case of debt shortfall or cost overrun till 2 years from COD. Core Promoter will infuse requisite funds without any recourse subject to: achievement of Project stabilization, achievement of DSCR and creation of DSRA
vii.
A revolving Debt Servicing Shortfall undertaking from Core Promoter for period beyond 2 years after COD for INR 50 Crores per debt service shortfall event at a time; this undertaking shall be valid for any number of events for entire loan tenor
viii.
Hypothecation of Promoter Unsecured loan to be entered into by Promoter for the benefit of the Secured Parties by way of by way of continuing security until Final Settlement date.
ix.
An agreement, to assign Promoter USL, to be entered into by Promoter in favour of the Lender (or Security Trustee) to agree to assign the rights in relation to Promoter Unsecured Loans, upon occurrence of an Event of Default.
x.
Creation and maintenance of DSRA

31	Renew Solar Energy (Jharkhand Five) Private Limited	SECI 110 MW

Renew Solar Energy (Jharkhand Five) Private Limited has entered into a Debenture Trust Deed dated August 26, 2024 for issuance of Non-Convertible Debentures (NCDs) of INR 750,00,00,000.00. The NCDs are secured by:

a.
a first ranking pari passu charge by way of pledge over the Pledged Securities;
b.
a first ranking pari passu security interest on all movable assets of the Restricted Group, both present and future, including but not limited to:
i.
over all movable plant and machinery, machinery spares, tools and accessories, furniture, fixtures, vehicles, current assets, investments and receivables (including the Debt Service Reserve Account, the Inverter Reserve Amounts and the Interim Inter Company Loans and the Issuer-Associate Loan);
ii.
and all other movable properties of whatsoever nature;
iii.
of all the rights, title, interests, benefits, claims and demands of the Issuer and Associates in, to and under the Project Documents, all as amended, varied or supplemented from time to time, to the extent permitted under the Project Documents;
iv.
subject to Law, of the rights, title, interests, benefits, claims and demands whatsoever of the Issuer and each Associate in, to and under all the Authorisations in relation to the Projects;
v.
of the right, title, interests, benefits, claims and demands of the Issuer in, to and under any letter of credit, guarantee, corporate guarantee, bank guarantee, liquidated damages or performance bonds provided by any party, including rights under the Issuer-Associate Loans and the Interim Inter Company Loans;
vi.
of all the Issuer’s/ each Associates’ right, title, interest, benefit and claim of the Issuer/ each Associate in, to or under the insurance contracts and the insurance proceeds;
vii.
on entire cash flows, all revenues and receivables of whatsoever nature and wherever arising, book debts, both present and future, accruing to the Issuer and the Associates and in all Permitted Investments or other securities representing all amounts credited thereto;
viii.
on all reserves and bank accounts including the trust and retention account and the sub-accounts of the Issuer and the Associates and all the amounts lying to the credit thereof;
ix.
on entire intangible assets of the Restricted Group, including but not limited to, goodwill, intellectual property rights and uncalled capital, both present and future;
c.
a non-disposal undertaking in relation to Project land to be furnished by the relevant members of the Restricted Group.

32	Renew Surya Pratap Private Limited	Amazon 200 MW
a.
Renew Surya Pratap Private Limited has entered into: ECB Facility Agreement dated November 24, 2023 for availing debt of up to US$ 48,000,000.00 from Cooperative Rabobank U.A., Hong Kong branch
b.
INR Facility Agreement dated November 23, 2024 for availing debt of up to INR 384,60,00,000.00 from The Hongkong and Shanghai Banking Corporation Limited

The above facilities are secured by way of:

i.
mortgage/assignment and charge on the entire immovable properties/leasehold rights of the Borrower, both present and future;
ii.
charge by way of hypothecation on the entire movable properties of the Borrower, both present and future, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixtures, vehicles and all other movable properties;
iii.
charge by way of hypothecation on the entire cash flows, receivables, book debts and revenues of the Borrower of whatsoever nature and wherever arising, both present and future;

iv.
charge by way of hypothecation on the entire intangible assets of the Borrower, including but not limited to, goodwill and uncalled capital, both present and future;
v.
charge by way of hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands whatsoever of the Borrower in (A) the Project Documents, duly acknowledged and consented to by the relevant counterparties; and (B) subject to Applicable Law, all Project Authorisation;
vi.
charge by way of hypothecation on the Trust and Retention Account, and any other reserves and other bank accounts of the Borrower, wherever maintained and at all times and all other accounts as contemplated to be secured under the security documents
vii.
Lenders, the Hedge Counterparties, or the Security Trustee being named as co-insured / loss payee under the insurance policies; and
viii.
charge by way of hypothecation over the Insurances related to the Project, including all rights and receivables thereunder;
ix.
pledge of 100% shareholding in the Borrower (other than the shareholding held by the nominee shareholder); and
x.
charge by way of hypothecation over the Shareholder Loans by the Shareholders, the Promoter or Sponsor

The above security will be shared on a pari passu basis amongst the lenders providing the ECB facility, the domestic lenders providing the INR denominated term loan facility for the Project and the hedge counterparties save and except (i) the security created or expressed to be created over the Debt Service Reserve Account – ECB and the Prepayment Holding Account and the Balance in and amounts deposited in or required to be deposited in such accounts in accordance with the financing documents, will rank pari passu by way of a first exclusive charge in favour of the lenders providing the ECB facility and the hedge counterparty; and (ii) the security created or expressed to be created over the Debt Service Reserve Account – INR and the Balance in and amounts deposited in or required to be deposited in such accounts in accordance with the financing documents, will rank pari passu by way of a first exclusive charge in favour of the domestic lenders providing the INR denominated term loan facility for the Project

33	ReNew Green (MHP One)	Merchant + IREC (Patoda CTU)

The entity has entered into the INR term loan facility from PFC amounting to Rs. 975,00,00,000 dated Nov 28,2023.

The facility is having monthly interest and debt payments. The facility is secured by:

•
Mortgage/ Assignment by way of indenture/MoE/hypothecation and charge on the entire immovable properties,
•
hypothecation, on all movable properties and assets, and intangible, goodwill, uncalled capital, both present and future operating cash flows, book debts, receivables, commissions, revenues
•
Hypothecation/mortgage/assignment, insurance proceeds as the case may be, of all the rights, title, interest, benefits, claims and demands, guarantees from EPC contractor/Module supplier,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 51% shareholding in the Borrower in relation to the Project.
•
CG of RPL
•
DSRA of one quarter

Non-Fund based Facilities

Name of the Entity	Name of the Bank	Present limits	Borrower & Utilization	Security	Date of sanction	Tenor
				FB/ NFB (INR)
ReNew Private Limited (RPL)	IndusInd	5,000,000,000	Facility entered into by RPL and utilized at few SPVs level	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	29/03/2024	Up to 12 months (revolving basis)
ReNew Private Limited (RPL)	Yes Bank	9,000,000,000

RPL is Co-borrower along with Renew Solar Energy (Jharkhand One) Pvt Ltd, Ostro Bhesada Wind Pvt Ltd, Renew Wind Energy (Jamb) Pvt Ltd, ReNew Solar Power, ReNew Photovoltaics Pvt Ltd, Renserv Global Pvt Ltd and ReNew Green Energy Solutions Pvt Ltd.

				First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	23/01/2025	Up to 12 months (revolving basis)
ReNew Private Limited (RPL)	JP Morgan Chase Bank	6,000,000,000	Carved out facility from RPL in Renew Solar Energy (Jharkhand One) Pvt Ltd, Ostro Bhesada Wind Pvt Ltd, Renew Wind Energy Jamb Pvt Ltd, ReNew Surya Jyoti Pvt Ltd and ReNew services Pvt Ltd	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	25/06/2024	Up to 12 months (revolving basis)
ReNew Private Limited	HSBC	6,000,000,000	Facility entered into by ReNew Pvt Ltd	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Pvt Ltd (except for assets specifically charged to project term lenders)	15/10/2024	Up to 12 months (revolving basis)
ReNew Private Limited	DBS Bank India	5,000,000,000	Facility entered into by RPL	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Pvt Ltd (except for assets specifically charged to project term lenders)	01/08/2024	Up to 12 months (revolving basis)
ReNew Private Limited	KOTAK	300,00,00,000	Facility entered into by ReNew Pvt Ltd	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Pvt Ltd (except for assets specifically charged to project term lenders)	08/04/2024	Up to 12 months (revolving basis)

ReNew Private Limited	State Bank of India	10,000,000,000	Facility entered into by RPL and utilized at direct/ indirect subsidiaries
•
Exclusive charge on current and fixed assets of 44 MW Amba project
•
Escrow of Amba project
•
Pari passu charge on project assets (excl immovable assets) and cash flows of SPVs in which facility is utilized
•
Creation and perfection of security and charges
					14/02/2025	Up to 12 months
ReNew Private Limited	MUFG Bank	8,200,000,000	Carved out facility from RPL in Renew Solar Energy (Jharkhand One) Pvt Ltd, Ostro Bhesada Wind Pvt Ltd, Renew Wind Energy (Jamb) Pvt Ltd and ReNew Photovoltaics Pvt Ltd.	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Pvt Ltd (except for assets specifically charged to project term lenders)	05/06/2024	Up to 12 months (revolving basis)
Renew Solar Energy (Jharkhand One) Pvt Ltd	DBS Bank India	4,500,000,000 (Adhoc for GUVNL 300)	Facility entered into by Renew Solar Energy (Jh One) Private Limited	• First pari passu charge on the current and moveable assets of borrower procured using the facility • Corporate Guarantee of ReNew Pvt Ltd	10/07/2024	Up to 9 months
Renew Solar Energy (Jharkhand One) Pvt Ltd	BNP Paribas	4,500,000,000 (Adhoc for GUVNL 300)	Facility entered into by Renew Solar Energy (Jh One) Private Limited	• First pari passu charge on the current and moveable assets of borrower procured using the facility • Corporate Guarantee of ReNew Pvt Ltd	10/07/2024	Up to 9 months
ReNew Energy Global Plc	First Abu Dhabi Bank	8,500,000,000 (USD 100 Mn)	Facility entered into by ReNew Energy Global Plc	• Exclusive charge on goods and receivables generated via LCs issued by FAB. • Escrow account to route the receivables from OpCo to REG Plc	03/10/2024	Up to 12 months (revolving basis)
ReNew Solar Energy (Jharkhand One) Pvt Ltd	SMBC Bank	6,230,000,000 (USD 75 Mn)	Facility entered into by Renew Solar Energy (Jh One) Private Limited
•
First pari passu charge on the current and moveable fixed assets of the borrower (except for assets on which an exclusive charge of another lender has been created)
•
Corporate Guarantee of ReNew Pvt Ltd
					08/05/2024	Up to 12 months (revolving basis)
ReNew Photovoltaic Pvt Ltd	Federal Bank	5,100,000,000	Facility entered into by ReNew Photovoltaic Pvt Ltd	• First pari passu charge on the current and moveable fixed assets of the borrower • Charge on TRA	21/10/2024	Up to 6 months usance plus 2 months commitment

Ostro Bhesada Wind Private Limited & ReNew Solar Energy (Jharkhand One) Private Limited	Standard Chartered	4,100,000,000 (USD 50 Mn)	Co-Borrower under Jharkhand One & Ostro Bhesada	• PP charge over current assets and movable fixed assets of JH1 and Ostro Bhesada • Corporate Guarantee of ReNew Pvt Ltd	07/12/2023	Up to 12 months (revolving basis) for LC/SBLC
ReNew Private Limited (RPL)	RBL Bank	4,050,000,000	Facility entered into by RPL and utilized at few SPVs level	• First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)	24/02/2025	Up to 12 months (revolving basis)
ReNew Private Limited (RPL)	IDFC Bank	2,500,000,000	Facility entered into by RPL and utilized at few SPVs level	• First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)	16/12/2023	Up to 12 months (revolving basis)
ReNew Private Limited	Deutsche Bank	318,00,00,000	Facility entered into by RPL & ReNew Green (UP One) Private Limited
•
First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)
•
Corporate Guarantee of ReNew Pvt Ltd
•
5% cash margin
					18/03/2025	Up to 12 months (revolving basis)
ReNew Pvt Ltd., Ostro Bhesada Wind Private Limited & ReNew Solar Energy (Jharkhand One) Private Limited	Barclays Bank Plc	4,000,000,000	Co-Borrower under ReNew Pvt Ltd., Jharkhand One & Ostro Bhesada
•
First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)
•
Corporate Guarantee of ReNew Pvt Ltd
					11/09/2024	Up to 12 months (revolving basis)

ReNew Private Limited (RPL)	REC	4,000,000,000	Facility entered into by RPL and utilized at few SPVs level
•
First Pari Passu hypothecation charge on current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)
•
Corporate Guarantee of ReNew Pvt Ltd
•
Pledge on 49% of equity of project SPV
•
Pari passu charge on Project SPV’s assets
					16/12/2023	Up to 12 months (revolving basis)
RSPPL	Hero FinCorp	3,250,000,000	Facility entered into by RSPPL
•
First Pari Passu hypothecation charge on current assets and moveable fixed assets of the ReNew Pvt Ltd. (except for assets specifically charged to project term lenders)
•
Corporate Guarantee of ReNew Pvt Ltd
					19/12/2024	Up to 24 months (revolving basis)
ReNew Solar Energy (Jharkhand One) Pvt Ltd	Societe Generale	4,350,000,000	Facility entered into by Renew Solar Energy (Jh One) Private Limited	• Exclusive charge on the goods imported using the LCs • Corporate Guarantee of ReNew Pvt Ltd	08/02/2024	Up to 9 months (revolving basis)
ReNew Energy Global Plc (Borrower)	Natixis Bank	4,200,000,000 (USD 50 Mn)	Facility entered into by ReNew Energy Global Plc
•
Exclusive charge on goods and receivables generated via LCs issued by Natixis.
•
Shortfall Undertaking from ReNew Pvt Ltd to Renew Solar Energy (Jharkhand One) Pvt Ltd
•
Letter of Undertaking Assignment between EPC Co. and Borrower.
					08/05/2024	Up to 6 months (revolving basis)
ReNew Solar Energy (Jharkhand One) Pvt Ltd	HSBC Bank	4,500,000,000	Facility entered into by Renew Solar Energy (Jh One) Private Limited
•
Exclusive charge on the materials procured using the facility
•
Corporate Guarantee of ReNew Pvt Ltd
•
First pari passu charge on the current and moveable fixed assets of RPL (except assets specifically charged to project lenders)
					23/09/2024	Up to 9 months (revolving basis)
ReNew Photovoltaic Pvt Ltd	Bank of Baroda	3,000,000,000	Facility entered into by ReNew Photovoltaic Pvt Ltd	• First pari passu charge on the current and moveable fixed assets of the borrower excluding DSRA and assignment, which is exclusively charged to PFC • Corporate Guarantee of ReNew Pvt Ltd	30/12/2024	Up to 12 months (revolving basis)

Term Loan / NCD

Name of the Entity	Name of the Bank	Present limits	Borrower & Utilization	Security	Date of sanction	Tenor
				FB/ NFB (INR)
ReNew Green Energy Solution Private Limited (RGESPL)	IndusInd	4,000,000,000	Facility entered into by RGESPL and utilized at downstream subsidiaries/holding Co. for identified projects

1st pari passu charge on current assets (excluding any project assets if they are financed by the project finance lenders and any common infrastructure for the projects which may be housed in this entity) of the borrower both present and future.

Minimum security cover of 'lx to be maintained during the currency of our facility

					17/02/2023	Up to 5 Years
Renserv Global Private Limited (RGPL)	Debenture holder	13,650,000,000	Facility entered into by RGPL -Repayment of loans of Issuer and/or the Guarantor and its direct/indirect Subsidiaries and on lending for capital expenditure a first-ranking pari passu charge on the movable (tangible and intangible) assets of the Issuer and the receivables, both present and future, including but not limited to movable plant and machinery, spares, tools and accessories, furniture, fixtures, vehicles and all other movable properties (excluding all immovable assets and any assets relating to Company which are exclusively charged to the existing lenders of the Issuer); and an unconditional corporate guarantee from the Guarantor.

					23/04/2025	Up to 3 yrs.
Renew Wind Energy Jamb Private Limited (RWEJPL)	Debenture holder	5000,000,000	Facility entered into by RWEJPL -Repayment of loans of Issuer and/or the Guarantor and its direct/indirect Subsidiaries and on lending for capital expenditure a first-ranking pari passu charge on the movable (tangible and intangible) assets of the Issuer and the receivables, both present and future, including but not limited to movable plant and machinery, spares, tools and accessories, furniture, fixtures, vehicles and all other movable properties (excluding all immovable assets and any assets relating to Company which are exclusively charged to the existing lenders of the Issuer); and an unconditional corporate guarantee from the Guarantor.

					18/07/2024	Up to 13 Months

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

As of March 31, 2025, $270,000,000 of the 2027 Notes remained outstanding.

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

As of March 31, 2025, all of the 2027 NCDs have been redeemed and none of the 2027 NCDs remains outstanding.

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

As of March 31, 2025, all of the 2028 Notes remained outstanding.

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

Facility of US$ 125 million from Standard Chartered Bank

On October 2022, ReNew Global entered into a facility agreement with Standard Chartered Bank and certain of its affiliates in respect of a US$ 75 million facility. In 2023, parties entered into a first deed of amendment and restatement with respect to the Standard Chartered Bank facility and included an additional facility amounting to US$ 50 million. As of March 31, 2025, this Facility has been completely prepaid and there is no outstanding under this Facility.

2026 Notes

On April 28, 2023, Diamond II Limited, a subsidiary of ReNew Global, issued the $400,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026, or the “2026 Notes.” A tap issuance of $125,000,000 was done on August 14, 2024 which was fungible with and formed a single series which ranked pari passu with the 2026 Notes.

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

Depositary Receipt Systems and Clearance Servicesi

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

Following the Court of Justice of the European Union’s decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs, HMRC has published guidance stating that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the U.K. from the European Union. The U.K. Finance Act 2024 gives statutory effect to HMRC’s published position regarding issues of new shares and other chargeable securities into a clearance service or depository receipt system on or after January 1, 2024 notwithstanding the impact of the Retained EU Law (Revocation and Reform) Act 2023. The U.K. Finance Act 2024 also provides that, in certain circumstances, there is no charge to stamp duty or SDRT on the transfer of, or an agreement to the transfer of, ReNew Global Shares into a clearance service or depositary receipt system. Shareholders should accordingly seek their own advice before paying or accepting such charge

Except in relation to transfers or agreements to transfer within clearance services that have made an election under Section 97A (1) of the Finance Act of 1986, no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer ReNew Global Shares or the Warrants within the facilities of The Depository Trust Company, or “DTC”.

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

Accordingly, the shareholders of ReNew Global who are non-residents of India will be subject to tax in India at the time of transfer of shares in ReNew Global if ReNew Global derives substantial value from the assets located in India unless the relevant shareholder is eligible for the exemption as discussed above under the ITA or the applicable tax treaty. As on the date of the Exchange, ReNew Global derives substantial value from India. ReNew Global Shares will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of ReNew Global Shares by the non-resident shareholder is taxable at the rate of 12.5% plus applicable surcharge and cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (35.0% in case of a foreign company,) plus applicable surcharge and education cess. The buyer of ReNew Global Shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

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

Taxation of Sale of the Equity Shares

Sale of equity shares held by ReNew Global in an Indian company held as capital asset shall be subject to capital gains tax in India. Capital gains accruing to ReNew Global on the sale of unlisted equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, shall be taxed at the rate of 12.5% plus surcharge and cess where the shares have been held for a period of more than 24 months otherwise at the rate of 35.0% plus surcharge and cess. The buyer of such shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

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

Buy-Back of Securities

With effect from October 1, 2024, pay-out on buy-back of shares by Indian company shall be treated as deemed dividend and shall be chargeable to tax in the hands of the recipient shareholder at applicable tax rate. On extinguishment of such shares on buy-back, the capital loss generated towards of cost of acquisition of such shares shall be allowed to the shareholder for set-off against capital gains. Accordingly, proceeds received by ReNew Global on buy back of its shares held in the Indian company by the Indian company would be taxable at the rate of 20% plus applicable surcharge and cess.

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

Shares of the unlisted Indian company will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of such shares by non -residents shall be taxable at the rate of 12.50% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (35.0% in case of a foreign company), plus applicable surcharge and education cess.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our businesses are subject to several risks and uncertainties including commodity price risk and financial risks such as liquidity, foreign currency, interest rate and credit risk. See Note 46 to our audited consolidated financial statements included in this Report for disclosures on financial instruments and market risk.

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

Based on their evaluation as of March 31, 2025, our Group’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act were effective as at March 31, 2025.

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

Our Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. Based on this assessment, management concluded that the internal control over financial reporting were effective as of March 31, 2025.

The effectiveness of our internal control over financial reporting as at March 31, 2025 has been audited by S.R. Batliboi & Co. LLP, an independent registered public accounting firm, as stated in its report which is reproduced in its entirety in Item 15(c) below.

(c)
Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on Internal Control Over Financial Reporting

We have audited ReNew Energy Global Plc’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, ReNew Energy Global Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes and our audit report dated July 30, 2025 expressed an unqualified opinion thereon.

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

July 30, 2025

d. Changes in Internal controls over Financial Reporting

Our Management has evaluated, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified in the previous year, management has concluded that no such changes have occurred in fiscal year 2025.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that one member of our Audit Committee, Mr. Manoj Singh, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors. The full text of our Code of Ethics is posted on our website at https://www.renew.com/ . We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in the years ended March 31, 2024 and 2025.

	For the year ended March 31,
Particulars	2024	2025	2025
	(Rs. in millions)		(US$ in millions)
Audit fees (audit and review of financial statements)	142	145	2
Audit-related fees (including other miscellaneous audit related certifications)	22	8	0
Tax fees (tax audit, other certifications and tax advisory services)	1	-	-
All other fees (advisory services)	3	-	-
Total	168	153	2

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See section titled “Board Practices — Foreign Private Issuer Status” under Item 6.C.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Company Purchases of Class A Ordinary Shares from open market

At a general meeting held on August 20, 2021, our shareholders approved the forms of share repurchase contracts and counterparties with whom such contracts may be entered into for the purpose of making repurchases of our Class A Ordinary Shares. These approvals are valid for five years. On February 2, 2022, the Company’s Board of Directors approved the proposal to commence a share repurchase program of up to $250 million Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases. Thereafter, the company entered into an agreement with Credit Suisse Securities (USA) LLC and Mizuho Securities USA LLC, as our brokers (the “Brokers”) for the purchase, on a principal basis, of Class A Ordinary Shares, for subsequent sale and delivery to the Company. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time. Acquisitions for the share repurchase program are made at management’s discretion, at prevailing prices, subject to market conditions and other factors. Repurchases may be increased, decreased or discontinued at any time without prior notice. Shares repurchased under the plan are held as treasury shares.

Up to March 31, 2024, the Brokers had purchased 38,698,288 Class A Ordinary Shares (par value US$0.0001 each) from the open market for the purposes of the Share Repurchase Program for aggregate consideration of US$ 239,238,621. During the year ended March 31, 2025, no Class A Ordinary Shares have been purchased by the Company. As of March 31, 2025, we held 38,698,288 Class A Ordinary Shares as treasury shares.

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

Our cybersecurity risk management program includes a cybersecurity defense system, a monitoring program on our corporate network and connections with any third-party service providers, ongoing evaluation of our security measures by internal and external resources, a cybersecurity crisis management plan that includes procedures for responding to cybersecurity incidents and regular cybersecurity awareness training sessions for our employees.

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

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, while our cybersecurity team is responsible for aligning our cybersecurity risk management program with our overall security strategy, monitoring potential cybersecurity risks and developing and implementing comprehensive risk prevention, detection, mitigation and remediation measures. Our cybersecurity team is led by our Head of Cybersecurity and overseen by our Head of Digital. As of March 31, 2025, our Head of Cybersecurity has over 18 years of experience in various technology roles. As of March 31, 2025, our Head of Digital holds a B.E. from University of Rajasthan, specializing in computer science, and has over 22 years of experience in technology and cybersecurity. Our Head of Digital and Head of Cybersecurity each have extensive experience in risk assessment, secure software development, security governance and incident management. Other members of our cybersecurity team have diverse expertise in areas such as threat intelligence, incident response and secure software development.

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
•
Layered defense and security initiatives: We employ a defense-in-depth strategy that includes multiple layers of security controls across our IT environment, including firewalls, EDR (Endpoint Detection & Response) software, multi-factor authentication and secure network segmentation, to mitigate against potential security threats. We also regularly update our security policies, implement ongoing training for our employees and invest in advanced security technologies.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to section titled “Financial Statements” Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report, together with the report of the independent registered public accounting firm:

•
Consolidated statement of financial position as of March 31, 2024 and 2025.
•
Consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2023, 2024 and 2025.
•
Consolidated statement of changes in equity for the years ended March 31, 2023, 2024 and 2025.
•
Consolidated statement of cash flows for the years ended March 31, 2023, 2024 and 2025.
•
Notes to the consolidated financial statements.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the U.K. Companies Act. Statutory accounts for the year ended March 31, 2025 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the year ended March 31, 2024 have been delivered to the Registrar in accordance with section 441 of the U.K. Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the U.K. Companies Act.

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

4.19*	2026 Notes: Offering memorandum of Diamond II Limited dated August 7, 2024 for the $ 125,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026.
8.1*	List of significant subsidiaries of ReNew Global.
11.1†	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1*	Compensation Clawback Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover page interactive Data File (embedded within the inline XBRL Document)

† Previously filed

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Date: July 30, 2025	ReNew Energy Global Plc

	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ReNew Energy Global Plc (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 30, 2025, expressed an unqualified opinion thereon.

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

Impairment of Goodwill for Ostro group

Description of the Matter

As described in notes 4.1(o) and 6 to the consolidated financial statements, the Company has goodwill which is allocated to the Company's cash generating units (CGUs) or group of CGUs and the same are tested for impairment at least annually by comparing the carrying amount of the CGU’s or group of CGUs, to their recoverable amount, which is determined to be the higher of their fair value less costs of disposal and their value in use (VIU). When the carrying amount of a CGUs or group of CGUs exceeds the recoverable amount, the carrying amount is written down to the recoverable amount.

Auditing the Company's annual impairment assessment of CGUs of the Ostro Energy group, which included a goodwill of INR 9,903 million, was complex and highly judgmental due to the significant estimates used and judgement required to determine the recoverable amount of group of CGUs, using discounted cash-flow models. In particular, the Company's determination of the VIU was sensitive to two significant assumptions (a) the Plant Load Factor (PLF), a measure of average capacity utilization of a power plant used in revenue projections, and (b) discount rates. These assumptions are forward-looking and are affected by future economic and market conditions as well as industry specific factors, like future wind speed.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Company's impairment assessment process including controls over the determination of key inputs of forecast of PLF used in determining revenue projections and discount rates applied to future cash flows.

To test the assumptions used for determining the VIU, our audit procedures included, among others, testing the Company's forecast of PLF used in determining revenue projections by comparing to historical Company trends and evaluated whether changes to these significant assumptions would impact the impairment conclusion. We also evaluated the scope, competency, and objectivity of the external specialists engaged by the Company to assist in determining future PLF and the related discount rates and computation of VIU by considering the scope of work that they were engaged to perform, their professional qualifications, experience, use of industry accepted methodology and remuneration structure. We also engaged valuation specialists to assist us in auditing the discount rate applied, the key principles used in computation of the VIU and arithmetical accuracy of the VIU model including performing sensitivity analyses on such key inputs. We also evaluated the adequacy of the Company's disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011.

Gurugram, India

July 30, 2025

ReNew Energy Global Plc (0) (0)

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2024	2025	2025
		(INR)	(INR)	(USD) (refer Note 2.2)
Assets
Non-current assets
Property, plant and equipment	5	678,600	747,066	8,745
Intangible assets	6	37,883	36,217	424
Right of use assets	7	12,898	14,506	170
Investment in jointly controlled entities and associates	8	2,862	381	4
Trade receivables	9	8,087	7,528	88
Investments	10	823	1,078	13
Other financial assets	11	6,800	6,497	76
Deferred tax assets (net)	12	5,556	7,073	83
Tax assets		8,172	8,770	103
Contract assets	52	1,500	2,724	32
Other non-financial assets	13	6,317	9,578	112
Total non-current assets		769,498	841,418	9,849

Current assets
Inventories	14	1,689	4,164	49
Trade receivables	9	13,769	16,740	196
Investments	10	1,502	264	3
Cash and cash equivalents	15	27,021	40,419	473
Bank balances other than cash and cash equivalents	15	50,706	40,099	469
Other financial assets	11	4,671	7,148	84
Contract assets	52	216	108	1
Other non-financial assets	13	4,863	5,476	64
		104,437	114,418	1,339
Assets held for sale	36	—	3,963	46
Total current assets		104,437	118,381	1,386

Total assets		873,935	959,799	11,235

Equity and liabilities
Equity
Issued capital	16	4,808	4,808	56
Share premium	16	154,153	154,204	1,805
Retained losses	17A	(56,433)	(53,755)	(629)
Other components of equity	17B	2,689	7,345	86
Equity attributable to equity holders of the parent		105,217	112,602	1,318
Non-controlling interests		16,480	18,510	217
Total equity		121,697	131,112	1,535

ReNew Energy Global Plc (0) (0)

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2024	2025	2025
		(INR)	(INR)	(USD) (refer Note 2.2)
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	18	565,861	582,307	6,816
Lease liabilities	19	7,477	8,282	97
Other financial liabilities	20	7,011	6,576	77
Provisions	22	10,508	9,484	111
Deferred tax liabilities (net)	12	18,705	24,481	287
Other non-financial liabilities	21	632	1,122	13
Total non-current liabilities		610,194	632,252	7,401

Current liabilities
Interest-bearing loans and borrowings
- Principal portion	23	81,455	140,711	1,647
- Interest accrued		2,957	5,405	63
Lease liabilities	19	868	977	11
Trade payables	24	9,094	8,173	96
Other financial liabilities	20	42,571	34,754	407
Tax liabilities (net)		429	378	4
Other non-financial liabilities	21	4,670	5,996	70
		142,044	196,394	2,299
Liabilities directly associated with the assets held for sale	36	—	41	0
Total current liabilities		142,044	196,435	2,299
Total liabilities		752,238	828,687	9,700
Total equity and liabilities		873,935	959,799	11,235

Summary of material accounting policies	4.1

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2023	2024	2025	2025
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Income
Revenue	25	78,223	81,319	97,063	1,136
Other operating income	26	1,105	629	450	5
Late payment surcharge from customers	27	1,134	1,451	7	0
Finance income and fair value change in derivative instruments	28	2,910	5,272	4,572	54
Other income	29	4,581	7,309	6,383	75
Change in fair value of warrants	40	1,356	551	595	7
Total income		89,309	96,531	109,070	1,277

Expenses
Raw materials and consumables used		6,956	3,844	10,468	123
Increase in inventories of finished goods	30	—	—	(1,875)	(22)
Employee benefits expense	31	4,413	4,467	4,616	54
Depreciation and amortisation	32	15,901	17,583	20,670	242
Other expenses	33	13,636	14,834	12,783	150
Finance costs and fair value change in derivative instruments	34	50,966	47,506	52,352	613
Total expenses		91,872	88,234	99,014	1,159

Profit / (loss) before share of (loss) / profit of jointly controlled entities and tax		(2,563)	8,297	10,056	118

Share of (loss) / profit of jointly controlled entities	51	93	(155)	(22)	(0)

Profit / (loss) before tax		(2,470)	8,142	10,034	117
Income tax expense	12C
Current tax		966	981	1,514	18
Deferred tax		1,593	3,014	3,929	46
Profit / (loss) for the year (a)		(5,029)	4,147	4,591	54

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):

Net (loss) / gain on cash flow hedges
Net (loss) / gain on cash flow hedge reserve		1,487	(2,340)	633	7
Net loss on cost of hedge reserve		(377)	(491)	(740)	(9)
Total net (loss) / gain on cash flow hedges		1,110	(2,831)	(107)	(1)
Income tax effect		(249)	626	10	0
		861	(2,205)	(97)	(1)

Exchange differences on translation of foreign operations		345	(68)	87	1
		345	(68)	87	1

Net other comprehensive (loss) / income that may be reclassified to profit or loss in subsequent periods (b)		1,206	(2,273)	(10)	(0)

Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement (loss) / gain of defined benefit plan		3	(18)	50	1
Income tax effect		(1)	4	(10)	(0)
Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods (c)		2	(14)	40	0
Other comprehensive income / (loss) for the year, net of tax (d) = (b) + (c)		1,208	(2,287)	30	0

Total comprehensive income / (loss) for the year, net of tax (a) + (d)		(3,821)	1,860	4,621	54

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2023	2024	2025	2025
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Profit / (loss) attributable to:
Equity holders of the parent		(4,817)	3,404	3,814	45
Non-controlling interests		(212)	743	777	9
		(5,029)	4,147	4,591	54

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		(3,760)	1,246	3,790	44
Non-controlling interests		(61)	614	831	10
		(3,821)	1,860	4,621	54

Earnings / (loss) per share	35
Basic earnings / (loss) per share attributable to ordinary equity holders of the Parent (in absolute INR and USD)		(12.32)	9.94	10.92	0.13
Diluted earnings / (loss) per share attributable to ordinary equity holders of the Parent (in absolute INR and USD)		(12.32)	9.92	10.81	0.13

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

Particulars	Attributable to the equity holders of the Parent									Non-	Total equity
	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	controlling interests
As at April 1, 2022	4,808	154,051	(1,328)	3,444	(38,420)	(5,573)	1,256	201	118,439	7,934	126,373
Loss for the year	—	—	—	—	(4,817)	—	—	—	(4,817)	(212)	(5,029)
Total comprehensive income / (loss) for the year	—	—	710	—	2	—	—	345	1,057	151	1,208
Total comprehensive income / (loss) for the year	—	—	710	—	(4,815)	—	—	345	(3,760)	(61)	(3,821)
Shares issued during the year (refer Note 16)	0	85	—	(70)	—	—	—	—	15	—	15
Share-based payment expense (refer Note 39)	—	—	—	2,512	—	—	—	—	2,512	—	2,512
Equity component of debentures and shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	5,007	5,007
Acquisition of interest by non-controlling interest in subsidiaries	—	—	—	—	(31)	—	—	—	(31)	31	—
Acquisition of non controlling interest	—	—	—	—	—	76	—	—	76	(1,419)	(1,343)
Allocation of other equity to non controlling interest	—	—	—	—	15	—	50	1	66	(66)	—
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	106	—	(106)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	—	—	—	—	(13,499)	—	—	—	(13,499)	—	(13,499)
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	3,034	—	—	—	3,034	122	3,156
As at March 31, 2023 (INR)	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400

As at April 1, 2023	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400
Profit for the year	—	—	—	—	3,404	—	—	—	3,404	743	4,147
Other comprehensive income / (loss) for the year	—	—	(2,076)	—	(14)	—	—	(68)	(2,158)	(129)	(2,287)
Total comprehensive income / (loss) for the year	—	—	(2,076)	—	3,390	—	—	(68)	1,246	614	1,860
Shares issued during the year (refer Note 16)	0	17	—	(15)	—	—	—	—	2	—	2
Share-based payment expense (refer Note 39)	—	—	—	2,278	—	—	—	—	2,278	—	2,278
Equity component of debentures and shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	4,767	4,767
Acquisition of interest by non-controlling interest in subsidiaries	—	—	—	—	30	—	—	—	30	(30)	—
Acquisition of non controlling interest	—	—	—	—	—	252	—	—	252	(237)	15
Allocation of other equity to non controlling interest	—	—	—	—	58	(17)	0	(5)	36	(36)	—
Amount transferred to the carrying amount of property, plant and equipment (net of tax)	—	—	827	—	—	—	—	—	827	—	827
'Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	5	—	(5)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	—	—	—	—	(4,926)	—	—	—	(4,926)	—	(4,926)
Change in fair value of put option liability / derecognition of non-controlling interests (refer Note 42)	—	—	—	—	(1,380)	—	—	—	(1,380)	(146)	(1,526)
As at March 31, 2024 (INR)	4,808	154,153	(1,867)	8,149	(56,433)	(5,262)	1,195	474	105,217	16,480	121,697

Particulars	Attributable to the equity holders of the Parent									Non-	Total equity
	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained losses	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	controlling interests
As at April 1, 2024	4,808	154,153	(1,867)	8,149	(56,433)	(5,262)	1,195	474	105,217	16,480	121,697
Profit for the year	—	—	—	—	3,814	—	—	—	3,814	777	4,591
Other comprehensive income / (loss) for the year	—	—	(150)	—	40	—	—	87	(23)	53	30
Total comprehensive income / (loss) for the year	—	—	(150)	—	3,854	—	-	87	3,791	830	4,621
Shares issued during the year (refer Note 16)	0	51	—	(51)	-	—	-	—	0	—	0
Share-based payment expense (refer Note 39)	—	—	—	2,402	-	—	-	—	2,402	—	2,402
Forfeiture of vested options	—	—	—	(103)	103	—	-	—	—	—	—
Shares issued by subsidiaries	—	—	—	—	-	—	-	—	—	1,829	1,829
Acquisition of non controlling interest	—	—	—	—	-	—	-	—	—	(429)	(429)
Allocation of other equity to non controlling interest	—	—	—	—	(305)	399	(118)	4	(20)	20	—
Amount transferred to the carrying amount of property, plant and equipment (net of tax)	—	—	1,427	—	-	—	-	—	1,427	—	1,427
'Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	(759)	—	759	—	—	—	—
Change in fair value of put option liability / derecognition of non-controlling interests (refer Note 42)	—	—	—	—	(215)	—	-	—	(215)	(220)	(435)
As at March 31, 2025 (INR)	4,808	154,204	(590)	10,397	(53,755)	(4,863)	1,836	565	112,602	18,510	131,112
As at March 31, 2025 (USD) (refer Note 2.2)	56	1,805	(7)	122	(629)	(57)	21	7	1,318	217	1,535

# includes cash flow hedge reserve and cost of hedge reserve

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from operating activities
Profit/ (loss) before tax	(2,470)	8,142	10,034	117

Adjustments to reconcile profit/ (loss) before tax to net cash flows:
Finance costs	50,098	46,762	51,368	601
Depreciation and amortisation	15,901	17,583	20,670	242
Change in fair value of warrants	(1,356)	(551)	(595)	(7)
Gain on disposal of subsidiaries (net)	—	(3,659)	(3,088)	(36)
Share based payments	1,966	1,653	1,277	15
Interest income	(2,771)	(5,121)	(4,451)	(52)
Others	516	2,256	218	3

Working capital adjustments:
(Increase) / decrease in trade receivables and contract assets	6,899	3,867	(3,082)	(36)
Increase in inventories	(1,040)	(755)	(2,395)	(28)
Increase in other assets	(1,491)	(1,445)	(899)	(11)
Increase in trade payables and other liabilities	1,404	3,493	730	9
Cash generated from operations	67,656	72,225	69,787	817
Income tax paid (net)	(2,084)	(3,294)	(2,222)	(26)
Net cash generated from operating activities (a)	65,572	68,931	67,565	791

Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(86,364)	(153,839)	(93,659)	(1,096)
Sale of property, plant and equipment	56	1	—	—
Investment in deposits having residual maturity more than 3 months and mutual funds	(254,577)	(443,704)	(363,586)	(4,256)
Redemption of deposits having residual maturity more than 3 months and mutual funds	267,335	426,706	375,219	4,392
Deferred consideration received	19	1,120	642	8
Disposal of subsidiaries, net of cash disposed (refer Note 36)	—	5,741	4,777	56
Acquisition of subsidiaries, net of cash acquired	(90)	—	—	—
Purchase consideration paid	(30)	(1,638)	—	—
Interest received	2,092	3,606	4,139	48
Loans given	(55)	(228)	(292)	(3)
Investment in optionally convertible debentures	—	(112)	(115)	(1)
Investment in energy funds	(449)	(178)	(100)	(1)
Investment in jointly controlled entities (refer Note 51(a))	(2,915)	(10)	(1,189)	(14)
Net cash used in investing activities (b)	(74,978)	(162,535)	(74,164)	(868)

Cash flows from financing activities
Shares issued during the year	14	17	20	0
Shares bought back, held as treasury stock (refer Note 16)	(13,276)	(4,819)	—	—
Payment for acquisition of interest from non-controlling interest	(37)	(237)	(335)	(4)
Payment of lease liabilities (including payment of interest expense) (refer Note 38)	(534)	(588)	(663)	(8)
Proceeds from shares and debentures issued by subsidiaries#	17,758	7,608	1,829	21
Put options exercised during the year (refer Note 42)	(980)	(1,000)	—	—
Proceeds from long-term interest-bearing loans and borrowings	246,572	413,976	362,957	4,249
Repayment of long-term interest-bearing loans and borrowings	(187,661)	(280,350)	(285,976)	(3,347)
Interest paid (including settlement gain / loss on derivative instruments)*	(42,743)	(52,190)	(57,848)	(677)
Net cash generated from financing activities (c)	19,113	82,417	19,984	234

Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	9,707	(11,187)	13,385	157
Cash and cash equivalents at the beginning of the year	28,379	38,182	27,021	316
Effects of exchange rate changes on cash and cash equivalents	96	26	13	0
Cash and cash equivalents at the end of the year	38,182	27,021	40,419	473

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

Components of cash and cash equivalents
Cash and cheque on hand	1	0	1	0
Balances with banks:
- On current accounts	14,500	11,466	15,083	177
- Deposits with original maturity of less than 3 months	23,681	15,555	25,335	297

Total cash and cash equivalents (refer Note 15)	38,182	27,021	40,419	473

# includes INR Nil (March 31, 2024: INR 4,478; March 31, 2023: INR 15,331) that represents proceeds from debentures issued by subsidiaries during the year ended March 31, 2025.

* includes INR 11,251 (March 31, 2024: INR 9,853; March 31, 2023: INR 4,437) that has been capitalised.

Changes in liabilities arising from financing activities

Particulars	As at April 1, 2024	Cash flows (net)	Other changes*	As at March 31, 2025
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	595,664	47,734	(707)	642,691
Short term interest-bearing loans and borrowings	51,652	29,247	(572)	80,327
Total liabilities from financing activities	647,316	76,981	(1,279)	723,018

Particulars	As at April 1, 2023	Cash flows (net)	Other changes*	As at March 31, 2024
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	487,884	133,649	(25,869)	595,664
Short term interest-bearing loans and borrowings	42,523	15,307	(6,178)	51,652
Total liabilities from financing activities	530,407	148,956	(32,047)	647,316

Particulars	As at April 1, 2022	Cash flows (net)	Other changes*	As at March 31, 2023
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	429,775	46,467	11,642	487,884
Short term interest-bearing loans and borrowings	14,485	27,775	263	42,523
Total liabilities from financing activities	444,260	74,242	11,905	530,407

*includes adjustment for ancillary borrowing cost, unrealised / realised foreign exchange gain / loss.

The cash flow statement has been prepared under the indirect method as set out in the IAS 7 "Statement of Cash Flows"

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

1.
Corporate information

ReNew Energy Global Plc (the Company or Parent) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, United Kingdom. The Company’s shares trade on the NASDAQ under symbol "RNW". On December 11, 2024 the Company received a non-binding proposal from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (Masdar, CPP Investments, Platinum Hawk and Sumant Sinha are collectively referred to as the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$7.07 per share. Further, the Consortium submitted a revised final non-binding offer dated July 2, 2025 to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.00 per share.

At the time of receipt of the non-binding offer, the Company’s Board of Directors formed a Special Committee (“Special Committee”) to consider the non-binding proposal. The role of the Special Committee is to constructively explore and evaluate all strategic capitalization and financing opportunities available to the Company, including the proposal and offer received from the Consortium, and act in the interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor and independent legal counsel. If this Transaction were to be successfully completed, the Company will cease trading on the NASDAQ Stock Market of NASDAQ, Inc.; and be re-registered as an English private company limited by shares.

The consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company's Board of Directors on July 29, 2025.

ReNew Private Limited (RPL) is a private limited company domiciled and incorporated in India. The registered office of RPL is located at 138, Ansal Chamber - II Bhikaji Cama Place, New Delhi - 110066. The Group carries out business activities relating to generation of power through non-conventional and renewable energy sources and sale of modules and cells through RPL and its subsidiaries primarily in India.

2.1.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB). The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

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

- Financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

- Equity-settled share based payments measured at fair value on grant date

- Share warrants

- Liability for put options with non-controlling interests (refer accounting policy below)

2.2.
Convenience translation (unaudited)

The consolidated financial statements are presented in Indian Rupee (INR), the presentation currency of the Group. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2025 have been translated to U.S. Dollars (USD) at the exchange rate of INR 85.43 per USD 1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025.

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

2.3.
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

Estimates and assumptions

a) Impairment of goodwill for Ostro Energy group of CGUs

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

Significant accounting judgements

Note 52(a) below describes accounting judgements applied with respect to the contracts entered for transmission projects under the Build, Own, Operate and Maintain (BOOM) model, where there has been a change of law in the previous year.

2.4.
The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as "0" due to presentation in millions.
3.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2025. The Group controls an investee if and only if the Group has:

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

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests (NCI), even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. The financial statements of all subsidiaries are prepared for the same reporting period as that of the Company for consolidation purposes.

Liability for put options with non-controlling interests

Liability for put option issued to NCI, to be settled in cash by the Company, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction. If the put option is exercised, the amount recognised as financial liability at that date is extinguished by the payment of the exercise price.

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

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of (loss) / profit of jointly controlled entities’ in the consolidated statement of profit or loss.

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

The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS accounting standards applicable to the particular assets, liabilities, revenue and expenses.

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

The operating cycle is the time between the acquisition of assets for processing and their realisation / settlement in cash and cash equivalents. The Group has identified period upto twelve months as its operating cycle for classification of their current assets and liabilities.

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
•
Financial instruments (including those carried at amortised cost) (refer Note 44 and 45)
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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Sale of goods

Revenue is adjusted for variable consideration such as discounts, rebates, refunds, credits, price concessions, incentives, liquidated damages or other similar deductions in a contract except when it is highly probable it will not be provided. The amount of revenue excludes any amount collected on behalf of third parties.

The Group recognises revenue at the point in time when the products are delivered to the customer, which is when the control over product is transferred to the customer.

There is no significant financing component in revenue recognition.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

k)
Depreciation / amortisation of property, plant and equipment and intangible assets

Depreciation and amortisation are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Life (in years)
Plant and equipment (solar rooftop projects)*	25 or terms of PPA, whichever is less (15-25)
Plant and equipment (solar power projects)*	35
Plant and equipment (wind power projects)*	30
Plant and equipment (hydro power projects)	25-45
Plant and equipment (transmission projects)*	50
Plant and equipment (cell and module manufacturing)*	10
Plant and equipment (others)	5-18
Office equipment	5
Furniture and fixture	10
Computers	3
Computer servers	6
Computer softwares	3-6
Other Intangible assets	5
Customer contracts	25
Development rights	25
Carbon credit rights	5
Leasehold improvements	Useful life or lease term (5), whichever is lower
Building (Temporary structure)	3
Building (other than Temporary structure)	30

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

l)
Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

a) Cost of raw materials include cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined on weighted average basis.

b) Cost of finished goods and work in progress include cost of direct materials and labour and a proportion of manufacturing overheads basedon the normal operating capacity but excluding borrowing costs. Cost is determined on weighted average basis.

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period. The amount amortised for the period from disbursement of borrowed funds upto the date of capitalisation of the qualifying asset is added to the cost of qualifying assets. All other borrowing costs are recognized in statement of profit or loss under the head finance cost in the period in which they are incurred.

To the extent, the Group borrows funds for general purpose and uses them for the purpose of obtaining a qualifying asset, the group determines the amount of borrowing costs eligible for capitalisation by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate used is weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In case any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

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

The Group treats the accumulated leave expected to be carried forward beyond twelve months, as long term employee benefit for measurement purposes. Such long term compensated absences are determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method. Remeasurements comprising of actuarial gain and losses are recognised in the statement of financial position with a corresponding debit or credit to statement of profit or loss in the period in which they occur. The Group presents the leave as current liability in the Consolidated statement of financial position, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Group has unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability.

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

Provision for warranty

The Group gives a warranty between 10 years to 25 years on solar modules designed, manufactured and supplied by the Company. In order to meet the expected outflow of resources against future warranty claims, the Company makes a provision for warranty. This provision for warranty represents the expected future outflow of resources against claims for performance shortfall on account of manufacturing deficiencies over the assured warranty life.

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to the statement of profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

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

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earning per share.

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

4.2 New standards, interpretations and amendments

4.2.1 New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning April 1, 2024 but do not have a material impact on the consolidated financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(a)
Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the Group’s financial statements.

(b)
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•
What is meant by a right to defer settlement
•
That a right to defer must exist at the end of the reporting period
•
That classification is unaffected by the likelihood that an entity will exercise its deferral right
•
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments have resulted in additional disclosures in Note 18, but have not had an impact on the classification of the Group’s liabilities.

(c)
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments had no impact on the Group’s financial statements.

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

- Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments (effective from January 1, 2026*#)

- Amendments to IAS 21 - Lack of exchangeability (effective from January 1, 2025*#)

- IFRS 18 – Presentation and Disclosures in Financial Statements (effective from January 1, 2027*$)

- IFRS 19 - Subsidiaries without Public Accountability: Disclosures (effective from January 1, 2027*#)

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

5.
Property, plant and equipment

	Freehold Land	Plant and equipment	Buildings	Leasehold improvements	Office equipments	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2022	13,230	454,431	115	135	84	77	165	21,979	490,216
Additions during the year^	710	22,383	15	8	32	15	101	111,784	135,048
Disposals and adjustments during the year	(59)	(135)	—	—	(3)	(1)	(5)	(190)	(393)
Capitalised during the year	—	—	—	—	—	—	—	(19,850)	(19,850)
As at March 31, 2023	13,881	476,679	130	143	113	91	261	113,723	605,021
Additions during the year^	597	134,988	1,271	6	69	40	235	172,122	309,328
Disposals and adjustments during the year	(253)	(27,544)	—	—	(6)	(2)	(10)	—	(27,815)
Capitalised during the year	—	—	—	—	—	—	—	(126,680)	(126,680)
As at March 31, 2024	14,225	584,123	1,401	149	176	129	486	159,165	759,854
Additions during the year^	273	115,811	3,468	—	26	26	156	101,606	221,366
Disposals and adjustments during the year	(189)	(15,402)	—	—	(17)	(2)	(24)	—	(15,634)
Capitalised during the year	—	—	—	—	—	—	—	(118,730)	(118,730)
As at March 31, 2025	14,309	684,532	4,869	149	185	153	618	142,040	846,856

Accumulated depreciation
As at April 1, 2022	—	52,320	28	105	56	36	78	—	52,623
Charge for the year (refer Note 32)	—	13,950	9	15	13	7	38	—	14,032
Depreciation capitalised during the year	—	1	—	5	3	1	10	—	20
Disposals and adjustments during the year	—	(1)	—	—	(3)	(0)	(5)	—	(9)
As at March 31, 2023	—	66,270	37	125	69	44	121	—	66,666
Charge for the year (refer Note 32)	—	15,526	15	4	17	8	58	—	15,628
Depreciation capitalised during the year	—	283	32	2	6	2	44	—	369
Disposals and adjustments during the year	—	(1,397)	—	—	(4)	—	(8)	—	(1,409)
As at March 31, 2024	—	80,682	84	131	88	54	215	—	81,254
Charge for the year (refer Note 32)	—	18,860	16	2	11	9	43	—	18,941
Depreciation capitalised during the year	—	407	56	3	14	4	86	—	570
Disposals during the year	—	(953)			(8)	(1)	(14)	—	(976)
As at March 31, 2025	—	98,996	156	136	105	66	330	—	99,789

Net book value
As at April 1, 2023 (INR)	13,881	410,409	93	18	44	47	140	113,723	538,355
As at March 31, 2024 (INR)	14,225	503,441	1,317	18	88	75	271	159,165	678,600
As at March 31, 2025 (INR)	14,309	585,536	4,713	13	80	87	288	142,040	747,066
As at March 31, 2025 (USD)	167	6,854	55	0	1	1	3	1,663	8,745

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

^ Capitalised borrowing costs

The amount of borrowing costs capitalised in Property, plant and equipment during the year ended March 31, 2025 was INR 11,873 (March 31, 2024: INR 11,938, March 31, 2023 INR 5,477). The rate ranging between 6.70% to 12% (March 31, 2024: 6.70% to 12%) used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

Assets on operating lease (also refer Note 38 and Note 52)

Plant and equipment includes assets given on operating lease having gross cost of INR 11,700 (March 31 March, 2024: INR 7,416; April 1, 2023: INR Nil) and on which depreciation of INR 188 (March 31, 2024: INR 35; March 31, 2023: INR Nil) was charged leading to net book value of INR 11,477 (March 31, 2024: INR 7,381; April 1, 2023: INR Nil). Also, capital work in progress includes INR 608 (March 31, 2024: INR 3,846; April 1, 2023: INR Nil) which once ready will be given on operating lease.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

6.
Intangible assets

	Computer	Customer	Development	Other intangible	Carbon credit		Intangible asset under	Total intangible
	software	contracts#	rights	assets	rights	Goodwill	development	assets
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2022	355	32,592	36	7	—	11,596	68	44,654
Additions during the year	267	—	—	—	—	—	110	377
Disposals and adjustments during the year	—	—	—	—	—	—	(15)	(15)
Capitalised during the year	—	—	—	—	—	—	(12)	(12)
As at March 31, 2023	622	32,592	36	7	—	11,596	151	45,004
Additions during the year	304	—	—	—	626	—	30	960
Capitalised during the year	—	—	—	—	—	—	(124)	(124)
As at March 31, 2024	926	32,592	36	7	626	11,596	57	45,840
Additions during the year	35	—	—	—	—	—	110	145
Assets held for sale	(29)	—	—	—	—	—	—	(29)
Capitalised during the year	—	—	—	—	—	—	(76)	(76)
As at March 31, 2025	932	32,592	36	7	626	11,596	91	45,880

Accumulated amortisation
As at April 1, 2022	179	4,746	5	0	—	—	—	4,930
Charge for the year (refer Note 32)	56	1,408	—	0	—	—	0	1,464
Capitalised during the year	15	—	—	—	—	—	—	15
As at March 31, 2023	250	6,154	5	0	—	—	0	6,409
Charge for the year (refer Note 32)	136	1,348	1	0	—	—	0	1,485
Capitalised during the year	—	63	—	—	—	—	—	63
As at March 31, 2024	386	7,565	6	0	—	—	0	7,957
Charge for the year (refer Note 32)	48	1,416	0	1	167	—	0	1,632
Assets held for sale	(20)	—	—	—	—	—	—	(20)
Capitalised during the year	94	—	—	—	—	—	—	94
As at March 31, 2025	508	8,981	6	1	167	—	0	9,663

Net book value
As at April 1, 2023 (INR)	372	26,438	31	7	—	11,596	151	38,595
As at March 31, 2024 (INR)	540	25,027	30	7	626	11,596	57	37,883
As at March 31, 2025 (INR)	424	23,611	30	6	459	11,596	91	36,217
As at March 31, 2025 (USD)	5	276	0	0	5	136	1	424

# Remaining life of customer contracts ranges from 13 to 19 years as on March 31, 2025 (March 31, 2024: 14 to 20 years, March 31, 2023: 15 to 21 years).

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer's / supplier's credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in Note 18 and Note 23.

Below is the break-up for goodwill for each group of cash generating units and individual cash generating units (CGU):

	As at March 31,
Group of CGU / individual CGU	2025	2024

Ostro Energy Group (wind power segment)	9,903	9,903
ReNew Vayu Urja (wind power segment)	756	756
Prathamesh Solarfarms (solar power segment)	428	428
Others (wind power segment)*	145	145
Others (solar power segment)*	364	364

*includes amount allocated against multiple CGUs and the amount allocated to each CGU is not material.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group undertook the impairment testing of Goodwill assigned to each Individual or Group of CGUs as at March 31, 2025 and 2024 by applying the Value in Use ('VIU') approach. The Group has entered into Power Purchase Agreements (PPA) upto 25 years which entitles the Group to a fixed tariff over the tenure of PPAs. Accordingly, for computing the VIU, the Group has determined cash flow projections based on fixed tariffs as specified in the PPAs upto the remaining tenure of PPAs ranging from 13 to 19 years, and for periods thereafter, forecasted tariffs based on assessment provided by an external specialist. The key assumptions used in computation of VIU are the Plant Load Factor (PLF), a measure of average capacity utilisation of a power plant, used in revenue projections, and discount rates.

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

Based on the results of the impairment test, the estimated value in use of each Group of CGU and individual CGU was more than their respective carrying values, by the following amounts:

	As at March 31,
Group of CGU / individual CGU	2025	2024

Ostro Energy Group (wind power segment)[1]	5,615	2,050
ReNew Vayu Urja (wind power segment)[2]	1,527	1,185
Prathamesh Solarfarms (solar power segment)[3]	970	685
Others (wind power segment)[2]	2,185	2,318
Others (solar power segment)[3]	1,035	911

(1) The Group has engaged external specialists to assist in determining (a) future PLFs and (b) discount rates and computation of VIU. The Group has currently estimated a discount rate of 12.15% (March 31, 2024: 12.12%), and PLF of 26.27% (March 31, 2024: 26.27%) in determination of VIU . Increase in discount rate by 1.04% per annum (March 31, 2024: 0.38% per annum) or decrease in PLF by 1.66% (March 31, 2024: 0.62% per annum), would result in value in use to be equal to the carrying amount.

(2) The Group has currently estimated discount rates ranging between 12.15% to 13.22% (March 31, 2024: 11.43% to 13.09%), and PLF of 22.50% to 31.70% (March 31, 2024: 22.50% to 31.70%) in determination of VIU. The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the carrying amount of each group of CGU and individual CGU to exceed the value in use.

(3) The Group has currently estimated discount rates ranging between 12.25% to 14.15% (March 31, 2024: 11.74% to 13.52%), and PLF of 18.13% to 24.62% (March 31, 2024: 18.13% to 24.62%) in determination of VIU. The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the carrying amount of each group of CGU and individual CGU to exceed the value in use.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

7.
Right of use assets

	Leasehold land	Building	Total

Cost
As at April 1, 2022	8,009	496	8,505
Additions during the year	3,072	704	3,776
Disposals and adjustments during the year	(216)	—	(216)
As at March 31, 2023	10,865	1,200	12,065
Additions during the year	3,234	19	3,253
Disposals and adjustments during the year	(445)	—	(445)
As at March 31, 2024	13,654	1,219	14,873
Additions during the year	2,072	391	2,463
Disposals and adjustments during the year	(235)	—	(235)
As at March 31, 2025	15,491	1,610	17,101

Accumulated depreciation
As at April 1, 2022	602	408	1,010
Charge for the year (refer Note 32)	315	90	405
Capitalised during the year	—	34	34
Disposal and adjustment during the year	(2)	—	(2)
As at March 31, 2023	915	532	1,447
Charge for the year (refer Note 32)	341	129	470
Capitalised during the year	16	92	108
Disposals and adjustments during the year	(50)	—	(50)
As at March 31, 2024	1,222	753	1,975
Charge for the year (refer Note 32)	18	79	97
Capitalised during the year	386	172	558
Disposals and adjustments during the year	(35)	—	(35)
As at March 31, 2025	1,591	1,004	2,595

Net book value
As at April 1, 2023 (INR)	9,950	668	10,618
As at March 31, 2024 (INR)	12,432	466	12,898
As at March 31, 2025 (INR)	13,900	606	14,506
As at March 31, 2025 (USD)	163	7	170

8.
Investment in jointly controlled entities and associates

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Investment in jointly controlled entities accounted using equity method (refer Note 51(a))	2,862	380	4
Investment in associates accounted using equity method (refer Note 51(b))	—	1	0
	2,862	381	4

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

9.
Trade receivables

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Trade receivables (refer Note 49)	24,212	26,415	309
Less: impairment allowances for expected credit losses	(2,356)	(2,147)	(25)
Total	21,856	24,268	284

Non-current	8,087	7,528	88
Current	13,769	16,740	196

Notes:

(i) Trade receivables are principally non-interest bearing and are generally on terms of 7-60 days.

(ii) Includes unbilled revenue of INR 6,983 (March 31, 2024: INR 6,547).

(iii) Refer Note 34(i) for modification of contractual cash flows.

(iv) Movement in the allowance for expected credit loss represents provision reversed during the year ended March 31, 2025 of INR 209 (net of provision created of INR 281) (March 31, 2024: net provision created of INR 1,001).

(v) There is no material movement in trade receivables except for billing and collection.

10.
Investments

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Financial assets at fair value through profit or loss
Investment in energy funds	711	831	10
Investment in optionally convertible debentures	112	247	3
Total	823	1,078	13

Current
Financial assets at fair value through profit or loss
Investment in mutual funds	1,502	264	3
Total	1,502	264	3

11.
Other financial assets

Non-current
Financial assets at amortised cost
Security deposits	377	577	7
Loans to related parties (refer Note 42)	121	—	—
Deferred consideration receivable	821	178	2
Bank deposits with remaining maturity for more than twelve months (refer Note 15)	2,888	2,433	28

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	2,593	3,309	39
Total	6,800	6,497	76

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Current
Financial assets at amortised cost
Loans to related parties (refer Note 42)	110	284	3
Security deposits	166	177	2
Deferred consideration receivable	206	207	2
Advances recoverable	1,449	634	7
Government grant receivable	322	288	3
Interest accrued on fixed deposits	1,003	900	11
Interest accrued on loans to related parties (refer Note 42)	4	15	0
Others	438	554	6

Financial assets designated as a hedge instrument at fair value
Derivative instruments- hedge instruments	973	4,089	48

Total	4,671	7,148	84

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

12.
Deferred tax assets (DTA) (net) / deferred tax liabilities (DTL) (net)

12A Deferred tax assets (net)

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Deferred tax assets (gross)
Compound financial instruments	3,113	3,466	41
Mark to market of derivative instruments	78	151	2
Difference in written down value of PPE as per books of account and tax laws	358	70	1
Unamortised ancillary borrowing cost	1	1	0
Provision for decommissioning costs	811	592	7
Expected credit losses	53	182	2
Losses and unabsorbed depreciation available for offsetting against future taxable income	18,828	23,926	280
Unused tax credit (Minimum alternate tax)	167	292	3
Lease liabilities	377	666	8
Others	432	175	2
Deferred tax assets (gross) - Total (a)	24,218	29,521	346

Deferred tax liabilities (gross)
Mark to market of derivative instruments	37	667	8
Difference in written down value of PPE as per books of account and tax laws	17,923	20,906	245
Unamortised ancillary borrowing cost	142	99	1
Right of use asset	522	712	8
Others	38	64	1
Deferred tax liabilities (gross) - Total (b)	18,662	22,448	263

Deferred tax assets (net) (a) - (b)	5,556	7,073	83

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12B Deferred tax liabilities (net)

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Deferred tax liabilities (gross)
Compound financial instruments	217	195	2
Mark to market of derivative instruments	842	797	9
Difference in written down value of PPE as per books of account and tax laws	60,518	68,256	799
Unamortised ancillary borrowing cost	182	168	2
Right of use asset	653	561	7
Others	43	66	1
Deferred tax liabilities (gross) - Total (c)	62,455	70,043	820

Deferred tax assets (gross)
Mark to market of derivative instruments	30	14	0
Unamortised ancillary borrowing cost	5	9	0
Provision for decommissioning costs	1,715	1,685	20
Expected credit losses	370	399	5
Losses and unabsorbed depreciation available for offsetting against future taxable income	37,168	39,487	462
Unused tax credit (Minimum alternate tax)	2,867	2,722	32
Lease liabilities	791	737	9
Government grant (viability gap funding)	453	355	4
Others	351	154	2
Deferred tax assets (gross) - Total (d)	43,750	45,562	533

Deferred tax liabilities (net) (c) - (d)	18,705	24,481	287

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12C Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)

Accounting profit / (loss) before income tax	(2,470)	8,142	10,034	117

Tax at the India's tax rate of 25.168% applicable to RPL (March 31, 2024 and 2023: 31.2%)	(771)	2,540	2,525	30
Disallowance (net of allowance) under section 94B of the Income Tax Act (1)	2,034	1,968	1,763	21
Tax rate differences	49	(115)	(217)	(3)
Unabsorbed depreciation and business losses (1) (2)	1,090	1,000	694	8
Change in estimates for recoverability of Minimum alternate tax	(97)	17	(53)	(1)
Adjustment of tax relating to earlier periods	231	(528)	582	7
On account of adoption of new tax ordinance
- MAT credit written off	22	81	414	5
- Recognition / reversal of DTA/ DTL	(1)	(2)	(49)	(1)
Effect of tax holidays and other tax exemptions	(49)	(288)	(20)	(0)
Other non-deductible expenses	51	(678)	(196)	(2)
Tax expense at the effective income tax rate	2,559	3,995	5,443	64

Current tax expense reported in the consolidated statement of profit or loss	966	981	1,514	18
Deferred tax expense reported in the consolidated statement of profit or loss	1,593	3,014	3,929	46
	2,559	3,995	5,443	64

Notes

(1) The Group has not recognised DTA in absence of reasonable certainty towards its realisation.

(2) The amount is net off by INR 2,030 (March 31, 2024: INR 1,064, March 31, 2023: INR 1,446) that represents previously unrecognised DTA which was recognised in the current year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12D Reconciliation of DTA (net) and DTL (net):

a) For the year ended March 31, 2023

Particulars	Opening balance DTA /(DTL) as at April 1, 2022	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Acquisition of Non-controlling interest	Closing balance DTA / (DTL) as at March 31, 2023
Compound financial instruments	(12)	85	—	2,631	(150)	2,554
Gain / (loss) on mark to market of derivative instruments	463	(0)	(895)	—	—	(432)
Difference in written down value as per books of account and tax laws	(62,551)	(9,996)	—	—	—	(72,547)
Unamortised ancillary borrowing cost	(223)	(87)	—	—	—	(310)
Provision for decommissioning cost	3,434	878	—	—	—	4,312
Expected credit losses	255	129	—	—	—	384
Fair value gain on financial instruments	(9)	9	—	—	—	—
Unabsorbed depreciation available for offsetting against future taxable income	43,949	7,253	—	—	—	51,202
Tax losses available for offsetting against future taxable income	425	(346)	607	—	—	686
Minimum alternate tax	1,892	484	—	—	—	2,376
Lease liabilities	654	70	—	—	—	724
Government grant (viability gap funding)	412	(7)	—	—	—	405
Right of use asset	(672)	(172)	—	—	—	(844)
Others	577	107	(3)	—	—	681
	(11,406)	(1,593)	(291)	2,631	(150)	(10,809)

b) For the year ended March 31, 2024

Particulars	Opening balance DTA /(DTL) as at April 1, 2023	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2024
Compound financial instruments	2,554	380	—	(40)	1	2,895
Gain / (loss) on mark to market of derivative instruments	(432)	(268)	(84)	(275)	287	(772)
Difference in written down value as per books of account and tax laws	(72,547)	(8,775)	—	—	3,237	(78,085)
Unamortised ancillary borrowing cost	(310)	(10)	—	—	1	(319)
Provision for decommissioning cost	4,312	(1,750)	—	—	(37)	2,525
Expected credit losses	384	38	—	—	—	422
Unabsorbed depreciation available for offsetting against future taxable income	51,202	5,160	711	—	(3,126)	53,947
Tax losses available for offsetting against future taxable income	686	1,364	—	—	—	2,050
Minimum alternate tax	2,376	658	—	—	—	3,034
Lease liabilities	724	534	—	—	(91)	1,167
Government grant (viability gap funding)	405	47	—	—	—	452
Right of use asset	(844)	(417)	—	—	87	(1,174)
Others	681	25	3	—	—	709
	(10,809)	(3,014)	630	(315)	359	(13,149)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c) For the year ended March 31, 2025

Particulars	Opening balance DTA /(DTL) as at April 1, 2024	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2025
Compound financial instruments	2,895	407	—	(40)	—	3,262
Gain / (loss) on mark to market of derivative instruments	(772)	28	(32)	(480)	—	(1,256)
Difference in written down value as per books of account and tax laws	(78,085)	(13,428)	—	—	2,463	(89,050)
Unamortised ancillary borrowing cost	(319)	63	—	—	—	(256)
Provision for decommissioning cost	2,525	(234)	—	—	(15)	2,276
Expected credit losses	422	158	—	—	—	580
Unabsorbed depreciation available for offsetting against future taxable income	53,947	8,483	42	—	(2,256)	60,216
Tax losses available for offsetting against future taxable income	2,050	1,111	—	—	—	3,161
Minimum alternate tax	3,034	(20)	—	—	—	3,014
Lease liabilities	1,167	287	—	—	(52)	1,402
Government grant (viability gap funding)	452	(98)	—	—	—	354
Right of use asset	(1,174)	(148)	—	—	50	(1,272)
Others	709	(535)	(10)	—	—	161
	(13,149)	(3,929)	0	(520)	190	(17,408)

The Group based on profit projections supported by existing PPAs and underlying contractual agreements believes that the utlisation of entire deferred tax assets is probable. All items of deferred tax assets have an infinite life except for those on tax losses and MAT which can be carried forward for a maximum period 8 years and 15 years, respectively, from the date of their origination. The Group based on its current profit projections expects to realise the deferred tax asset recognised on tax losses and MAT in their respective permissible carried forward periods. Additionally, the Group has performed sensitivities by reducing revenues and profits by 5% and noted that there was no material impact on recoverability of the recognised deferred tax assets.

The Group has tax losses amounting to INR 15,002 (March 31, 2024: INR 17,538; March 31, 2023: INR 9,052) having an expiry period of 1 to 8 years (March 31, 2024 and 2023: 1 to 8 years), unabsorbed depreciation amounting to INR 13 (March 31, 2024: INR 5,187; March 31, 2023: INR 5,917) which are available for utilisation indefinitely and MAT credit amounting to INR 16 (March 31, 2024: INR 229; March 31, 2023: INR 213) having an expiry period of 5 to 15 years (March 31, 2024: 8 to 15 years and March 31, 2023: 6 to 15 years) on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses.

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

12E There are additional disallowances / additions to returned income of RPL in earlier years on account of share based payment expenses, interest expense and few other disallowances.The management based on past legal precedents and the views of tax specialists believes that it has strong grounds on merit for successful appeal in this matter. The total exposure on the Group on account of such disallowances is INR 1,675 (March 31, 2024: INR 1,675) plus applicable interest till the settlement of such disputes. Further, the management based on past legal precedents and the views of tax specialists also believes that no penalty can be levied on such issue.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

13.
Other non - financial assets

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Prepayments	1,117	1,505	18
Capital advance	5,098	7,995	94
Advances recoverable	67	47	1
Balances with government authorities	35	31	0
Total	6,317	9,578	112

Current
Prepayments	1,589	1,585	19
Advances recoverable	1,651	1,241	15
Balances with government authorities	1,619	2,646	31
Others	4	4	0
Total	4,863	5,476	64

14.
Inventories

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Consumables and spares	1,506	2,233	26
Finished goods	—	1,875	22
Emission reduction certificates (recorded as government grants)	183	56	1
Total	1,689	4,164	49

15.
Cash and bank balances

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Cash and cash equivalents
Cash and cheque on hand	0	1	0
Balance with banks
- On current accounts	11,466	15,083	177
- Deposits with original maturity of less than 3 months #	15,555	25,335	297
	27,021	40,419	473

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	50,706	40,099	469
- Remaining maturity of more than twelve months #	2,888	2,433	28
	53,594	42,532	498
Less: amount disclosed under other financial assets (refer Note 11) #	(2,888)	(2,433)	(28)
Total	50,706	40,099	469

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Fixed deposits of INR 27,552 (March 31, 2024: INR 27,328) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee etc.

# The bank deposits have an original maturity period of 8 days to 3,563 days (March 31, 2024: 8 days to 3,653 days) and carry an interest rate of 3.25% - 8.10% per annum (March 31, 2024: 3.00% - 8.27% per annum) which is receivable on maturity.

16.
Share capital

Authorised share capital

There is no requirement under the UK Companies Act for the Company to have Authorised Capital.

Issued share capital

	Number of shares	Issued capital	Share premium
		(INR)	(INR)
As at April 1, 2022	399,177,640	4,808	154,051
Shares issued during the year	215,000	0	85
Shares bought back, held as treasury stock*	(26,354,973)	—	—
As at April 1, 2023	373,037,667	4,808	154,136
Shares issued during the year	280,940	0	17
Shares bought back, held as treasury stock*	(10,688,015)	(0)	—
As at March 31, 2024	362,630,592	4,808	154,153
Shares issued during the year	138,553	0	51
As at March 31, 2025 (INR)	362,769,145	4,808	154,204
As at March 31, 2025 (USD)	362,769,145	56	1,805

*Capital Reduction and Share Repurchase Program

On February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to USD 250 worth of its Class A Ordinary Shares (the “Share Repurchase Program”) by way of open market purchases and the Company engaged Credit Suisse Securities (USA) LLC and Mizuho Securities USA LLC as its brokers (the Brokers) for the Share Repurchase Program.

During the year ended March 31, 2025, the Brokers purchased Nil Class A Ordinary Shares (par value USD 0.0001 each) from the open market for the purpose of the Share Repurchase Program for a consideration equivalent to INR Nil (March 31, 2024: 10,688,015 Class A Ordinary Shares for a consideration equivalent of INR 4,926; March 31, 2023: 26,354,973 Class A Ordinary Shares for a consideration equivalent of INR 13,499). All the foregoing shares (including the 1,655,300 which were held pending cancellation as of March 31, 2022) were repurchased into treasury by the Company. Consequently, the retained earnings account has been reduced by INR Nil during the current year (March 31, 2024: INR 4,926; March 31, 2023: INR 13,499).

As at March 31, 2025, 38,698,288 shares (March 31, 2024: 38,698,288) have been repurchased.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Terms / rights attached to equity shares of the Company

The Company has five classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights
a) Class A shares	USD 0.0001	244,405,376

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

Total shares		362,769,145

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

17.
Other equity

17A Retained earnings / (losses)

(Amounts in INR)
As at April 1, 2022	(38,420)
Loss for the year	(4,817)
Re-measurement loss on defined benefit plans (net of tax)	2
Acquisition of interest by NCI in subsidiaries	(31)
Debenture redemption reserve released on account of repayment of debentures	106
Change in fair value of put option liability / derecognition of non-controlling interests during the year	3,034
Shares bought back, held as treasury stock (refer Note 16)	(13,499)
Allocation to non controlling interest	15
As at March 31, 2023	(53,610)
Profit for the year	3,404
Re-measurement loss on defined benefit plans (net of tax)	(14)
Acquisition of interest by NCI in subsidiaries	30
Debenture redemption reserve released on account of repayment of debentures	5
Change in fair value of put option liability / derecognition of non-controlling interests during the year	(1,380)
Shares bought back, held as treasury stock (refer Note 16)	(4,926)
Allocation to non controlling interest	58
As at March 31, 2024	(56,433)
Profit for the year	3,814
Re-measurement loss on defined benefit plans (net of tax)	40
Forfeiture of vested options	103
Debenture redemption reserve created during the year	(759)
Change in fair value of put option liability / derecognition of non-controlling interests during the period	(215)
Allocation to non controlling interest	(305)
As at March 31, 2025 (INR)	(53,755)
As at March 31, 2025 (USD)	(629)

Nature and purpose

Retained earnings / (losses) are the profits / (losses) that the Group has earned / incurred till date, less any transfers to general reserve and/ or other reserves, dividends or other distributions paid to shareholders. It is a free reserve available to the Group and eligible for distribution to shareholders, in case where it is having positive balance representing net earnings till date.

17B Other components of equity

(Amounts in INR)
As at April 1, 2023*	1,518
As at March 31, 2024*	2,689
As at March 31, 2025 (INR) *	7,345
As at March 31, 2025 (USD) *	88

* Represents hedge reserve, share based payment reserve, capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(i)
Hedge reserve

(Amounts in INR)
As at April 1, 2022	(1,328)
OCI for the year (refer Note 50)	861
Attributable to non-controlling interests (refer Note 50)	(151)
As at March 31, 2023	(618)
OCI for the year (refer Note 50)	(2,205)
Attributable to non-controlling interests (refer Note 50)	129
Amount transferred to property, plant and equipment	827
As at March 31, 2024	(1,867)
OCI for the year (refer Note 50)	(97)
Attributable to non-controlling interests (refer Note 50)	(53)
Amount transferred to property, plant and equipment	1,427
As at March 31, 2025 (INR)	(590)
As at March 31, 2025 (USD)	(7)

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

(ii)
Share based payment reserve

(Amounts in INR)
As at April 1, 2022	3,444
Expense for the year	2,512
Shares issued during the year	(70)
As at March 31, 2023	5,886
Expense for the year	2,278
Shares issued during the year	(15)
As at March 31, 2024	8,149
Expense for the year	2,402
Forfeiture of vested options	(103)
Shares issued during the year	(51)
As at March 31, 2025 (INR)	10,397
As at March 31, 2025 (USD)	122

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Nature and purpose

The share based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.

(iii)
Capital reserve

(Amounts in INR)
As at April 1, 2022	(5,573)
Allocation to non controlling interest	76
As at March 31, 2023	(5,497)
Acquisition of non-controlling interest	252
Allocation to non controlling interest	(17)
As at March 31, 2024	(5,262)
Acquisition of non-controlling interest	425
Allocation to non controlling interest	(26)
As at March 31, 2025 (INR)	(4,863)
As at March 31, 2025 (USD)	(57)

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

(iv)
Debenture redemption reserve

(Amounts in INR)
As at April 1, 2022	1,256
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(106)
Allocation to non controlling interest	50
As at March 31, 2023	1,200
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(5)
Allocation to non controlling interest	0
As at March 31, 2024	1,195
Debenture redemption reserve transferred to retained earnings / (losses) during the year	759
Allocation to non controlling interest	(118)
As at March 31, 2025 (INR)	1,836
As at March 31, 2025 (USD)	21

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(v)
Foreign currency translation reserve

(Amounts in INR)
As at April 1, 2022	201
Exchange differences on translation of foreign operations	345
Allocation to non controlling interest	1
As at March 31, 2023	547
Exchange differences on translation of foreign operations	(68)
Allocation to non controlling interest	(5)
As at March 31, 2024	474
Exchange differences on translation of foreign operations	87
Allocation to non controlling interest	4
As at March 31, 2025 (INR)	565
As at March 31, 2025 (USD)	7

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

18.
Interest-bearing loans and borrowings - long term

				Non-current			Current
				As at March 31,			As at March 31,
	Notes	Interest rate (p.a.)	Maturity	2024	2025	2025	2024	2025	2025
				(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Debentures
- Non convertible debentures (secured)	(i)	6.03% - 11.50%	April 2025 to June 2054	59,217	50,146	587	4,093	22,828	267
- Compulsorily convertible debentures (unsecured)	(ii)	8.00% - 13.00%	March 2027 to June 2061	18,536	20,245	237	—	—	—
- Optionally convertible debentures (unsecured)	(iii)	8.00%	May 2053 to Jul 2053	2,358	2,537	30	—	—	—
Term loan from banks (secured)	(iv)	8.21% - 9.70%	June 2025 to March 2051	145,470	146,265	1,712	10,946	17,552	205
Term loan from financial institutions (secured)	(v)	6.66% - 11.00%	June 2025 to June 2045	203,284	211,403	2,475	14,764	20,004	234
Senior secured notes	(vi)	4.71% - 7.95%	July 2026 to July 2028	136,996	151,711	1,776	—	—	—
Interest-bearing loans and borrowings - total #				565,861	582,307	6,816	29,803	60,384	707

Amount disclosed under the head 'Interest-bearing loans and borrowings - short term' (refer Note 23)				—	—	—	(29,803)	(60,384)	(707)
Interest-bearing loans and borrowings - net				565,861	582,307	6,816	—	—	—

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

The Group's borrowings are subject to various financial and general covenants. The entities of the Group are generally required to test covenant as at the financial year end, except for loan arrangements amounting to INR 288,170 (As at March 31, 2024; INR 265,751), wherein the Debt Service Coverage Ratio, Debt Equity Ratio, Interest Service Coverage Ratio, Net Priority Debt Leverage, Debt to EBITDA and Debt to Tangible Net Worth are required to be tested by the entity availing the facility either quarterly or semi-annually based on its individual financial performance or RPL’s consolidated financial performance.

There are no un-remediated breaches of the covenants on any interest-bearing loans and borrowings as at March 31, 2025 and 2024 and the Company expects to be in compliance with all covenants that would fall due for testing within 12 months after the reporting date. The non-compliance with these covenants, if not remediated, would permit the lender to immediately call the loan and borrowings.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(a)
Details of terms and security
(i)
Non convertible debentures (secured)

The debentures are secured by way of first pari passu charge on the respective Group entitiy’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances, loans and advances etc. present and future. For terms of non convertible debentures, refer Note 18(b).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
The details of non convertible debentures (secured) are as below:

		Face value	Numbers of NCDs outstanding		Outstanding amount			Nominal	Earliest
Listing	Debenture	per NCD	As at March 31,		As at March 31,			interest	redemption	Last date of		Terms of
status	Series	(INR)	2024	2025	2024	2025	2025	rate (p.a.)	date	repayment		repayment
					(INR)	(INR)	(USD)

Listed	Not applicable	1,000,000	2,305	1,945	2,305	1,945	23	9.75%	September 30, 2025	October 31, 2026		Half yearly
Listed	Series-2	1,000,000	1,033	951	1,033	951	11	9.10%	September 30, 2025	September 30, 2034		Half yearly
Listed	Series-3	1,000,000	4,305	3,964	4,305	3,964	46	9.10%	September 30, 2025	September 30, 2034		Half yearly
Non listed	Not applicable	1,000,000	1,445	1,342	1,445	1,342	16	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	6,314	5,863	6,314	5,863	69	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	3,579	3,323	3,579	3,323	39	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	10,939	10,157	10,939	10,157	119	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	1,620	1,504	1,620	1,504	18	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	3,419	3,175	3,419	3,175	37	6.03%	February 28, 2026	August 22, 2026		Yearly
Non listed	Not applicable	1,000,000	4,136	3,841	4,136	3,841	45	6.03%	February 28, 2026	August 22, 2026		Yearly
Listed	Not applicable	100,000	25,000	25,000	2,500	2,500	29	9.55%	August 11, 2026	August 11, 2026		Bullet
Non listed	Not applicable	10	36,732,513	36,732,513	367	367	4	11.50%	December 5, 2052	December 5, 2052		Bullet
Non listed	Not applicable	10	26,661,237	26,661,237	267	267	3	11.50%	February 16, 2053	February 16, 2053		Bullet
Non listed	Not applicable	10	9,594,200	9,594,200	96	96	1	11.50%	November 9, 2053	November 9, 2053		Bullet
Non listed	Not applicable	10	23,598,000	23,598,000	236	236	3	11.50%	November 9, 2053	November 9, 2053		Bullet
Non listed	Not applicable	100,000	20,000	20,000	2,000	2,000	23	9.30%	June 1, 2026	June 1, 2026		Bullet
Listed	Series-A	100,000	1,500	1,500	150	150	2	10.24%	May 25, 2026	May 25, 2026		Bullet
Listed	Series-B	100,000	3,400	—	340	—	—	10.03%	November 8, 2024	November 8, 2024		Bullet
Listed	Series-C	100,000	2,600	—	260	—	—	10.03%	January 23, 2025	January 23, 2025		Bullet
Listed	Not applicable	100,000	80,000	80,000	8,000	8,000	94	10.18%	April 30, 2025	April 30, 2025		Bullet
Listed	Not applicable	100,000	70,000	65,000	7,000	6,500	76	9.90%	December 31, 2025	April 30, 2027		Yearly
Listed	Series-B	10	—	19,903,929	—	199	2	11.50%	June 28, 2054	June 28, 2054		Bullet
Listed	Series-C	10	—	6,799,118	—	68	1	11.50%	June 28, 2054	June 28, 2054		Bullet
Listed	Not applicable	10	—	19,626,496	—	196	2	11.50%	June 28, 2054	June 28, 2054		Bullet
Listed	Not applicable	100,000	—	50,000	—	5,000	59	10.18%	August 22, 2025	August 22, 2025		Bullet
Non listed	Not applicable	100,000	—	72,278	—	7,228	85	8.44%	June 30, 2025	August 31, 2029	3 e	Quarterly
Total (gross)					60,311	68,872	806
Transaction costs, discount on issue and premium on redemption					2,999	4,102	48
Total					63,310	72,974	854

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

19.
Lease liabilities

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Lease liabilities (refer Note 38)	7,477	8,282	97
Total	7,477	8,282	97

Current
Lease liabilities (refer Note 38)	868	977	11
Total	868	977	11

20.
Other financial liabilities

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Liability for put options with non-controlling interests*	4,935	5,343	63

Financial liabilities at amortised cost
Liability for operation and maintenance	1,851	1,015	12

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	225	217	3
	7,011	6,576	77
Current
Liability for put options with non-controlling interests*	1,000	1,027	12
Financial liabilities at amortised cost
Capital creditors	40,092	32,545	381
Purchase consideration payable	44	44	1
Liability for operation and maintenance	342	308	4

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	321	640	7

Financial liabilities at fair value through profit or loss
Derivative instruments - share warrants (refer Note 40)	772	190	2
Total	42,571	34,754	407

*Non-controlling shareholders of RPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the agreement with them at fair value of shares for cash on the date of exercise of the Put option. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (refer Note 42).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

21.
Other non-financial liabilities

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Deferred government grant*	192	181	2
Provision for gratuity (refer Note 37)	266	265	3
Others	174	676	8
	632	1,122	13

Current
Deferred government grant*	11	11	0
Provision for gratuity (refer Note 37)	33	50	1
Provision for compensated absences	304	271	3
Advance from customers	—	1,240	15
Statutory dues payable	4,322	4,424	52
	4,670	5,996	70

*Movement in the deferred government grant is as below:

Opening balance	214	203	2
Released to the statement of profit or loss	(11)	(11)	(0)
Total	203	192	3

22.
Provisions

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current
Provision for decommissioning costs	10,508	9,484	111
Total	10,508	9,484	111

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Provision for decommissioning costs
As at April 1, 2022	13,384
Arised during the year	586
Unwinding of discount on provisions	953
Adjustment during the year*	1,936
As at April 1, 2023	16,859
Arised during the year	2,429
Disposal of subsidiaries	(149)
Unwinding of discount on provisions	977
Adjustment during the year*	(9,608)
As at March 31, 2024	10,508
Arised during the year	804
Disposal of subsidiaries	(61)
Unwinding of discount on provisions	773
Adjustment during the year*	(2,540)
As at March 31, 2025 (INR)	9,484
As at March 31, 2025 (USD)	111

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

23.
Interest-bearing loans and borrowings - short term

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Working capital term loan (secured)	11,249	18,670	219
Acceptances (secured)	27,680	55,488	650
Buyer's / supplier's credit (secured)	11,123	6,169	72
Term loan from banks and financial institutions (secured)	1,600	—	—
Current maturities of long term interest-bearing loans and borrowings (refer Note 18)	29,803	60,384	707
Total #	81,455	140,711	1,647

Working capital term loan (secured)

The term loan from bank carries interest ranging from 8.45% to 11.15% per annum (March 31, 2024: 6.75% to 10.75% per annum) and is repayable with a bullet payment at the end of the tenure i.e. 30 to 365 days. It is secured by first charge by way of hypothecation of the entire movable properties of the respective borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Acceptances (secured)

Acceptances represent creditors to whom banks have issued letter of credits. The letter of credits are secured by pari passu charge over all present and future current assets and movable fixed assets of the respective project Company for which such acceptances are taken and the discount rate of acceptances ranges from 7.00% to 9.94% per annum (March 31, 2024: 6.95% to 11.52% per annum). The maturity period ranges from 3 to 12 months.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Buyer's / supplier's credit (secured)

Buyer's/ Supplier credit carries an interest rate of 3.35% to 4.94% (March 31, 2024: 3.90% to 6.08%) and is secured by first pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and all intangibles assets, assignment of all rights, title, interests, benefits, claims etc. of project documents, PPA, and insurance contracts of the Company. Creation of charge by way of mortgage and assignment is under process.

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

24.
Trade payables

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Current
Trade payables	9,094	8,173	96
Total	9,094	8,173	96

25.
Revenue

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Sale of power	70,530	76,624	81,606	955
Transmission line projects	7,557	4,347	1,913	22
Sale of goods	—	—	13,194	154
Others	136	348	350	4
Total	78,223	81,319	97,063	1,136

The above revenue includes (a) revenue from contract with customers of INR 96,134 (March 31, 2024: INR 81,097, March 31, 2023: INR 78,223) and (b) operating lease income of INR 929 (March 31, 2024: INR 222 and March 31, 2023: INR Nil) which is a part of transmission line project.

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR Nil (March 31, 2024: INR 1,001, March 31, 2023: INR 163).

a)
The location for all of the revenue from contracts with customers is India.
b)
The timing for all of the revenue from contracts with customers with respect to sale of power is over time and with respect to sale of goods is at point of time.
c)
The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended March 31, 2025, on receipt of approval of cost over-run of INR 102 (March 31, 2024: INR Nil, March 31, 2023: INR 641), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 3,477 (March 31, 2024 and 2023: INR 3,578) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved till the reporting period end, the Group during the year ended March 31, 2025 has recognised revenue of INR 99 (March 31, 2024: INR 110; March 31, 2023: INR 321).
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

e)
Contract balances

	As at April 1,	As at March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Trade receivables (refer Note 9)	30,687	21,856	24,268	284
Contract assets (refer Note 52)	7,711	1,716	2,832	33
Contract liabilities (refer Note 21)	-	-	1,240	15

26.
Other operating income

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Income from sale of emission reduction certificates	1,045	580	424	4
Others	60	49	26	0
Total	1,105	629	450	4

27.
Late payment surcharge from customers

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Late payment surcharge from customers (refer Note 34(i))	1,134	1,451	7	0
Total	1,134	1,451	7	0

28.
Finance income and fair value change in derivative instruments

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Interest income accounted at amortised cost
- on fixed deposit with banks	2,010	3,937	3,804	45
- on loan given to related party (refer Note 42)	—	4	9	0
- on safeguard duty recoverable	132	131	135	2
- others	34	15	18	0
Gain on fair value changes on derivative instruments (other than hedge instruments)	139	151	122	1
Unwinding of contract assets (refer Note 52)	154	530	183	2
Unwinding of financial assets (refer Note 34(i))	441	504	301	4
Total	2,910	5,272	4,572	54

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

29.
Other income

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Government grant
- generation based incentive	1,990	1,911	1,395	16
- viability gap funding	11	11	11	0
Compensation for loss of revenue	806	221	294	3
Gain on sale of property, plant and equipment	5	1	4	0
Insurance claim	470	758	907	11
Gain on disposal of subsidiaries (net) (refer Note 36)	—	3,659	3,088	36
Excess provisions written back	707	89	—	—
Miscellaneous income	478	569	581	7
Fair value change of mutual fund (including realised gain)	114	90	103	1
Total	4,581	7,309	6,383	75

30.
Changes in inventories of finished goods

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Opening balance
Finished goods	—	—	—	—
Total	—	—	—	—

Closing balance
Finished goods	—	—	1,875	22
Total	—	—	1,875	22

Increase in inventory
Finished goods	—	—	(1,875)	(22)
Total	—	—	(1,875)	(22)

31.
Employee benefits expense

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Salaries, wages and bonus	2,227	2,570	3,041	36
Contribution to provident and other funds (refer Note 37)	102	126	150	2
Share based payments (refer Note 39)	1,966	1,653	1,277	15
Gratuity expense (refer Note 37)	28	36	41	0
Staff welfare expenses	90	82	107	1
Total	4,413	4,467	4,616	54

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

32.
Depreciation and amortisation

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Depreciation of property, plant and equipment (refer Note 5)	14,032	15,628	18,941	222
Amortisation of intangible assets (refer Note 6)	1,464	1,485	1,632	19
Depreciation of right of use assets (refer Note 7)	405	470	97	1
Total	15,901	17,583	20,670	242

33.
Other expenses

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Legal and professional fees	2,066	1,438	1,412	17
Corporate social responsibility	147	240	311	4
Travelling and conveyance	595	520	444	5
Lease rent relating to short term leases	46	43	35	0
Director's commission	67	83	76	1
Rates and taxes	465	1,065	1,045	12
Insurance	1,226	1,153	997	12
Operation and maintenance	5,528	5,937	6,270	73
Repair and maintenance	177	243	157	2
Loss on sale / damage of property plant and equipment	7	18	18	0
Advertising and sales promotion	118	105	84	1
Security charges	441	542	605	7
Communication costs	167	247	235	3
Impairment of carbon credit	630	105	13	0
Impairment of inventory	32	149	37	0
Impairment allowances for financial assets	522	1,573	—	—
Warranty expenses	—	—	71	1
Donation	—	490	428	5
Liquidated damages	800	240	179	2
Miscellaneous expenses	601	642	366	4
Total	13,636	14,834	12,783	150

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

34.
Finance costs and fair value change in derivative instruments

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Interest expense#	43,066	42,051	49,601	581
Bank charges	869	745	984	12
Option premium amortisation	2,510	1,900	601	7
Loss on fair value changes on derivative instruments*	1,799	1,493	220	3
Loss on account of modification of contractual cash flows (refer Note (i) below)	1,277	19	—	—
Unwinding of discount on provisions	953	977	773	9
Unamortised ancillary borrowing cost written off	492	321	173	2
Total	50,966	47,506	52,352	613

#Includes interest on lease liabilities of INR 615 (March 31, 2024: INR 690; March 31, 2023: INR 416).

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

Unwinding income on these trade receivables of INR 301 (March 31, 2024: INR 504; March 31, 2023: INR 441) is recognised as "Unwinding income of financial assets" under 'Finance income'. Trade receivables outstanding of INR 157 as at March 31, 2025 (March 31, 2024: INR 1,664), from customers opting for EMI pursuant to LPS Rules, which are not due within the next twelve months from the end of the reporting date, are disclosed as non-current.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

35.
Earnings / (loss) per share

The following reflects the earnings / (loss) and share data used for the basic and diluted EPS computations:

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Earnings / (loss) attributable to equity holders of the parent	(4,817)	3,404	3,814	45
Add: Loss attributable to one class B share @	56	117	70	1
Add: Loss attributable to one class D share ^	44	113	75	1
Earnings / (loss) attributable to equity holders of Class A and C for basic and diluted earnings	(4,717)	3,634	3,959	46

Earnings / (loss) per share: Basic
Equity shares: Class A shares (in INR and USD, par value of USD 0.0001)	(12.32)	9.94	10.92	0
Equity shares: Class C shares (in INR and USD, par value of USD 0.0001)	(12.32)	9.94	10.92	0

Earnings / (loss) per share: Diluted
Equity shares: Class A shares (in INR and USD, par value of USD 0.0001)	(12.32)	9.92	10.81	0
Equity shares: Class C shares (in INR and USD, par value of USD 0.0001)	(12.32)	9.92	10.81	0

	For the year ended March 31,
Weighted average number of equity shares in calculating basic EPS	2023	2024	2025
Class A shares of the Company	264,167,259	247,142,406	244,306,376
Class C shares of the Company	118,363,766	118,363,766	118,363,766
Weighted average number of equity shares in calculating basic EPS	382,531,025	365,506,172	362,670,142

Computation of Weighted average number of equity shares in calculating diluted EPS#
Weighted average number of equity shares in calculating basic EPS	382,531,025	365,506,172	362,670,142
Impact of share options (dilutive)	—	875,605	3,455,768
Weighted average number of equity shares in calculating diluted EPS	382,531,025	366,381,777	366,125,910

@ Class B share is not the most subordinate to other classes of equity instruments as per IAS 33. Refer Note 16 for terms of Class B share.

^ Class D share is a redeemable share and therefore, is not considered as ordinary shares as per IAS 33. Refer Note 16 for terms of Class D share.

#Since the effect of all potential equity shares other than mentioned above were anti-dilutive in year ended March 2025, 2024 and 2023, it has not been considered for the purpose of computing diluted earnings per share.

36.
Disposal group held for sale and disposal of subsidiaries
(i)
For the year ended March 31, 2025
a)
On December 19, 2024, the Group through its subsidiary, ReNew Private Limited (RPL) entered into a Share Purchase and Shareholder Agreement (SPSA) with Anzen India Energy Yield Plus Trust ('Buyer') for the sale of 'ReNew Sun Waves Private

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Limited, a wholly owned subsidiary of the Group having project capacity of 300 MW solar power located in Jaisalmer district of Rajasthan. The total sale consideration on account of above transactions was INR 5,196 against net assets of INR 2,125 which resulted in a gain of INR 3,071. The transaction was completed on March 7, 2025 wherein the entire control in the entity was transfered to the Buyer.

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		11,877
Bank balances other than cash and cash equivalents		307
Right of use assets		200
Cash and cash equivalents		409
Trade receivables		179
Other assets		433
Total assets	(a)	13,405

Liabilities
Interest-bearing loans and borrowings		9,854
Short term borrowings		849
Lease liabilities		207
Provisions		61
Trade payables		21
Other liabilities		288
Total liabilities	(b)	11,280

Net assets sold	(c) = (a) - (b)	2,125
Sales consideration	(d)	5,196
Gain on sale	(d) - (c)	3,071

Consideration satisfied by:
Cash and cash equivalents		5,196

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2024

Income	1,899	1,717
Expenses	1,567	1,461
Profit before tax	332	256
Income tax expense	99	66
Profit after tax	233	190

Impact on consolidated statement of cash flows

During the year ended March 31, 2025, the aforesaid subsidiary contributed INR 1,570 (March 31, 2024: INR 1,722) to the Group's net operating cash flows, generated INR 791 (March 31, 2024: used cashflows of INR 920) towards investing activities and used cashflows of INR 1,962 (March 31, 2024: INR 929) towards financing activities.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Net cash inflow arising on disposal
Consideration received in cash and cash equivalents	5,196
Less: cash and cash equivalents disposed	(409)
4,787

b)
On December 30, 2023, the Group through its subsidiary Regent Climate Connect Knowledge Solutions Private Limited entered into a Share Purchase Agreement with Nitin Tanwar & Sanand Sule ('Buyers') for the sale of Climate Connect Digital Limited, a wholly owned subsidiary of the Group which is in the business of providing data-driven decarbonization solutions located in United Kingdom. The total sale consideration for sale was INR 4 against net assets of (INR 13) which resulted in a gain of INR 17. The transaction was consummated on June 21, 2024 wherein the control in the entity was transfered to Buyer.

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Cash and cash equivalents		14
Trade receivables		11
Other assets		12
Total assets	(a)	37

Liabilities
Trade payables		50
Total liabilities	(b)	50

Net assets sold	(c) = (a) - (b)	(13)
Sales consideration	(d)	4
Gain on sale	(d) - (c)	17

Consideration satisfied by:
Cash and cash equivalents		4

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2024
Income	0	16
Expenses	15	51
Loss before tax	(15)	(36)
Income tax expense	—	(36)
Loss after tax	(15)	—

Impact on consolidated statement of cash flows

During the year ended March 31, 2025 and 2024, the aforesaid subsidiary contributed immaterial numbers to the cashflows for the Group.

Net cash outflow arising on disposal
Consideration received in cash and cash equivalents	4
Less: cash and cash equivalents disposed	(14)
(10)

c)
On March 19, 2025 , the Group has entered into a Share Purchase Agreement with 50 Hertz Limited ('Buyer') for the sale of entire stake in its subsidiary "Regent Climate Connect Knowledge Solutions Private Limited" for a consideration of INR 57. Accordingly, the assets and liabilitties of INR 95 and INR 41 have been classified as "Asset held for sale" and "liabilities held for sale", respectively.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Subsequently, the sale transaction was completed on April 22, 2025 wherein the entire control in the entity was transfered to the Buyer.

d)
Investments in 3E NV of INR 3,868 have been included under "Assets held for sale" as described under Note 51(a)(i).

(ii)
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

Impact on consolidated statement of cash flows

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets and liabilities of entities sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		4,565
Bank balances other than cash and cash equivalents		192
Right of use assets		151
Cash and cash equivalents		114
Trade receivables		143
Other assets		63
Total assets	(a)	5,228

Liabilities
Interest-bearing loans and borrowings		3,521
Lease liabilities		133
Provisions		37
Trade payables		24
Other liabilities		33
Total liabilities	(b)	3,748

Net assets sold	(c) = (a) - (b)	1,480
Sales consideration	(d)	1,801
Gain on sale	(d) - (c)	321

Consideration satisfied by:
Cash and cash equivalents		1,801

The results of subsidiaries sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2024	2023
Income	380	722
Expenses	(1,061)	(543)
(Loss)/ profit before tax	(682)	179
Income tax expense	174	(30)
(Loss)/ profit after tax	(508)	149

Impact on consolidated statement of cash flows

During the year ended March 31, 2024, the subsidiaries sold used INR 564 (March 31, 2023: generated INR 720) to the Group's net operating cash flows, contributed INR 1,909 (March 31, 2023: used cashflows of INR 370) in respect of investing activities and used INR 1,281 (March 31, 2023: used cashflows of INR 537) in respect of financing activities.

Net cash outflow arising on disposal
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

a)
Consolidated statement of profit or loss and OCI

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Net employees benefit expense recognised in 'Employee benefits expense'
Current service cost	52	73	95	1
Interest cost on benefit obligation	12	16	20	0
Net benefit expense*	64	89	115	1

* This amount is inclusive of amount capitalised in different projects.

Net (expense) / income recognised in OCI	3	(18)	50	1

b)
Consolidated statement of financial position

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Defined benefit liability
Present value of unfunded obligation	300	315	4
Net liability	300	315	4

	For the year ended March 31,
	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	189	231	300	4
Current service cost	52	73	95	1
Interest cost	12	16	20	0
Benefits paid	(20)	(34)	(50)	(1)
Remeasurements during the year due to:
- Experience adjustments	6	10	(8)	(0)
- Change in financial assumptions	(10)	4	9	0
- Change in demographic assumptions	2	-	(51)	(1)
Closing defined benefit obligation	231	300	315	4

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

c)
Principal assumptions used in determining gratuity obligations

	For the year ended March 31,
	2023	2024	2025
Discount rate	7.40%	7.20%	6.60%
Salary escalation	10.00%	10.00%	10.00%

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

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

	Change in	Impact on provision for gratuity as at March 31,
Particulars	assumptions	2024	2025	2025
		(INR)	(INR)	(USD)
Discount rate	+ 0.5%	289	314	4
	- 0.5%	312	330	4
Salary escalation	+ 0.5%	309	328	4
	- 0.5%	292	316	4

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

d)
Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

	As at March 31,
Maturity profile	2024	2025	2025
	(INR)	(INR)	(USD)
Within next 12 months	33	52	1
From 2nd to 5th year	127	192	2
From 6th to 9th year	122	117	1
From 10th year and beyond	299	108	1

The weighted average duration to the payment of these cash flows is 5.06 years (March 31, 2024: 7.27 years; March 31, 2023: 7.92 years).

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

	For the year ended March 31,
Defined contribution plan	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Contribution to provident fund and other fund charged to consolidated statement of profit or loss (inclusive of amount capitalised in different projects)	210	311	347	4

38.
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

	For the year ended March 31,
Particulars	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Opening balance	3,454	6,169	8,345	98
Additions	2,725	2,266	924	11
Capitalised during the year	108	145	244	3
Accretion of interest	416	690	615	7
Disposal of subsidiaries	—	(337)	(206)	(2)
Payments	(534)	(588)	(663)	(8)
Closing balance	6,169	8,345	9,259	108

Current	698	868	977	11
Non-current	5,471	7,477	8,282	97

Notes:

a)
There are no restrictions or covenants imposed by leases.
b)
Refer Note 33 for rental expense recorded for short-term and low value leases.
c)
There are no amounts payable toward variable lease expense recognised for the years ended March 31, 2025, 2024 and 2023.
d)
The maturity analysis of lease liabilities are disclosed in Note 46.
e)
There are no leases which have not yet commenced to which the lessee is committed.
f)
The effective interest rate for lease liabilities is 9.09% to 9.30% (March 31, 2024: 9.30%, March 31, 2023: 9.62%).

Group as a lessor

As described in Note 52(a), the Group entered into Transmission Services Agreements (TSAs) to set-up two transmission projects on Build, Own, Operate and Maintain (BOOM) basis for a 35-year period as against the economic useful life of 50 years. As more fully explained in note 52(a), pursuant to change in the regulations, the Group had assessed in the previous year and concluded that IFRIC 12 accounting was no longer applicable to these TSAs; rather, these TSAs would contain a lease of Transmission Line under IFRS 16, in addition to service element under IFRS 15. The said lease is assessed to be in the nature of the operating lease.

Both the agreements provide for fixed lease rentals that progressively reduce for the first 8 years and then remain constant for remainder of the TSA tenure, subject only to the Group ensuring minimum specified availability of the asset.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The rental income recognised by the Group on straight-line basis during the year ended March 31, 2025 is INR 929 (March 31, 2024: INR 204; March 31, 2023: INR Nil). Future minimum rentals receivable under non-cancellable operating leases as at March 31, 2025 are: (i) Within one year- INR 1,074 (ii) between 1 - 2 years - INR 1,071 , (iii) between 2 - 3 years - INR 1,071, (iv) between 3 - 4 years - INR 1,032, (v) between 4 - 5 years - INR 968 and (vi) More than 5 years - INR 22,164 (March 31, 2024 are: (i) Within one year- INR 1,075, (ii) between 1 - 2 years - INR 1,073, (iii) between 2 - 3 years - INR 1,071, (iv) between 3 - 4 years - INR 1,071, (v) between 4 - 5 years - INR 1,014, and (vi) More than 5 years - INR 23,005).

39.
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

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of original grant of option.	Time linked vesting: 5 years from the original grant date.

Exercise period	Within 10 years from the date of original grant upon vesting
Exercise price	USD 5.33	USD 5.33, 5.53 and 5.60	USD 4.53	USD 2.73	USD 1.75	USD 1.33
Settlement type	Equity settled
Expiry date	August 16, 2029	April 24, 2028 to December 31, 2030	April 10, 2027 to February 25, 2028	September 30, 2026	December 31, 2022 to January 1, 2025	September 30, 2021 to December 31, 2022

Number of options outstanding as at (in million):

March 31, 2025	1	1	7	1	1	1
March 31, 2024	1	1	7	1	1	1

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 1, 2022	12
Exercised / lapsed during the year	1
Outstanding as at March 31, 2023	11
Exercised / lapsed during the year	0
Outstanding as at March 31, 2024	11
Exercised / lapsed during the year	0
Outstanding as at March 31, 2025	11

Exercisable as at March 31, 2024	11
Exercisable as at March 31, 2025	11

-	The weighted average exercise price of these options outstanding was USD 4.20 for the period ended March 2025 (March 31,2024: USD 4.20).

-	The weighted average exercise price of exercisable options was USD 4.20 for the year ended March 31, 2025 (March 31, 2024: USD 4.20).

-	The weighted average exercise price of replacement of Group Stock Option Plans was USD 4.20 for the year ended March 31, 2025 (March 31, 2024: USD 4.20)

-	The weighted average exercise price of options exercised during the year was USD 4.13 for year ended March 31, 2025 (March 31, 2024: USD 2.15)

-	The weighted average remaining contractual life of options outstanding as at March 31, 2025 was 2.06 years (March 31, 2024: 2.97 years)

-	There were 17,254 options exercised during the year ended March 31, 2025 (March 31, 2024: 148,638 options)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

b)
2021 Incentive Award Plan granted during the period August 23, 2021 to March 31, 2025

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

Particulars	2021 Incentive Plan
Grant date	February 10, 2025	October 23, 2024	August 23, 2024	May 24, 2024	May 15, 2024	April 10, 2024	April 1, 2024	April 1, 2024
Vesting period

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Performance criteria.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Performance criteria.

12.5% shares to vest on last day of each quarter starting from Sep 2023 until entire subsequent option grant gets vested.

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
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Performance criteria.

80% of options will vest over a period of 4 years in a time based manner, out of which 20% will vest after one year and remaining 60% will vest over the next 12 quarters (i.e. 5% in each quarter).
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Performance criteria.

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
On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Restricted Stock Units (RSUs)
On the 1st anniversary of the Grant Date - 33%;
On the 2nd anniversary of the Grant Date – 33%;
On the 3rd anniversary of the Grant Date – 34%

Performance Based Units (PBUs)
On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Exercise period	Within 10 years from the date of grant upon vesting			Within 8 years from date of grant upon vesting	Within 10 years from the date of grant upon vesting		Within 8 years from date of grant upon vesting
Exercise price	USD 6.38	USD 5.95	USD 10	USD 0.0001	USD 6.06	USD 6.84	USD 0.0001	USD 0.0001
Settlement type	Equity Settled
Expiry date	February 10, 2035	October 23, 2034	August 23, 2034	May 24, 2032	May 15, 2034	April 10, 2034	April 1, 2032	April 1, 2032

Number of options outstanding as at (in million):

March 31, 2025	0	0	4	RSU- 0 PBU- 0	4	4	RSU- 0 PBU- 0	RSU- 1 PBU- 0
March 31, 2024	-	-	-	-	-	-	-	-

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars	2021 Incentive Plan
Grant date	February 15, 2024	November 1, 2023	October 27, 2023	September 13, 2023	September 13, 2023	August 23, 2023	July 7, 2023	June 5, 2023
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
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

Exercise period	Within 10 years from the date of grant upon vesting				Within 8 years from date of grant upon vesting	Within 10 years from the date of grant upon vesting
Exercise price	USD 6.84	USD 5.78	USD 5.34	USD 5.87	USD 0.0001	USD 10.00	USD 5.48	USD 5.34
Settlement type	Equity Settled
Expiry date	February 15, 2034	November 1, 2033	October 27, 2033	September 13, 2033	August 22, 2031	August 23, 2033	July 7, 2033	June 5, 2033

Number of options outstanding as at (in million):

March 31, 2025	0	0	1	9	RSUs- 1; PBUs- 1	4	0	0
March 31, 2024	0	0	1	9	RSUs- 1; PBUs- 1	4	0	0

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars	2021 Incentive Plan
Grant date	March 15, 2023	November 15, 2022	September 15, 2022	August 22, 2022	June 10, 2022	August 23, 2021, November 15, 2021 and March 15, 2022	August 23, 2021
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
In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

6.25% of stock options will vest at the end of each quarter over a period of 4 years in a time based manner.
Exercise period	Within 10 years from the date of grant upon vesting
Exercise price	USD 5.85	USD 6.83	USD 10.00	USD 10.00	USD 10.00	USD 10.00	USD 10.00
Settlement type	Equity Settled
Expiry date	March 15, 2033	November 15, 2032	September 15, 2032	August 23, 2032	June 10, 2032	August 23, 2031 to February 23, 2032	August 23, 2031

Number of options outstanding as at (in million):

March 31, 2025	0	0	0	4	1	6	23
March 31, 2024	0	1	0	4	1	7	23

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan:

	For the year ended March 31,
2021 Incentive Award Plan	2024	2025
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	25.68% to 41.23%	28.52% to 33.90%
Risk–free interest rate (%)	0.78% to 5.42%	3.64% to 5.21%
Weighted average expected life of options granted	8 to 10 years	8 to 10 years
Weighted average share price	USD 4.98 to USD 9.65	USD 5.22 to USD 7.46

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 1, 2022	30
Granted during the year	6
Exercised / lapsed during the year	0
Outstanding as at March 31, 2023	36
Granted during the year	16
Lapsed during the year	1
Outstanding as at March 31, 2024	51
Granted during the year	7
Lapsed during the year	1
Outstanding as at March 31, 2025	57

Exercisable as at March 31, 2025	40
Exercisable as at March 31, 2024	25

-	The weighted average exercise price of these options outstanding was USD 8.56 for the year ended March 31, 2025 (March 31, 2024: USD 8.81)

-	The weighted average exercise price of these options granted was USD 7.15 for the year ended March 31, 2025 (March 31, 2024: USD 6.36)

-	The weighted average exercise price of exercisable options was USD 9.47 for the year ended March 31, 2025 (March 31, 2024: USD 9.97)

-	The weighted average remaining contractual life for the share options outstanding as at March 31, 2025 was 7.27 years (March 31, 2024: 8.14 years).

-	There were 121,299 options (March 31, 2024: Nil) exercised during the year.

c)
Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the year ended March 31,
Particulars	2023	2024	2025
Expense arising from equity-settled share-based payment transactions	2,512	2,278	2,402
Total expense arising from share-based payment transactions*	2,512	2,278	2,402

* This amount is inclusive of amount capitalised in different projects.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

40.
Share warrants

'RMG Acquisition Corp II (RMG II) had issued warrants having rights to purchase its Class A equity shares. Pursuant to the listing transaction, the Company issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 15,249,960 outstanding public warrants as at March 31, 2025 (March 31, 2024: 13,399,960; March 31, 2023: 12,955,333 public warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price as at March 31, 2025 as USD 0.12 (March 31, 2024: USD 0.50; March 31, 2023: USD 0.86).

Private warrants:

The Company has 3,276,793 outstanding private warrants as at March 31, 2025 (March 31, 2024: 5,126,793; March 31, 2023: 5,571,420), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The Company has determined fair value of private warrants as at March 31, 2025 as USD 0.12 (March 31, 2024: USD 0.50; March 31, 2023: USD 0.86).

The Group has recognised the following warrant obligations (refer Note 20):

Particulars	Public warrants	Private warrants	Total
Balance at April 1, 2022	1,543	943	2,486
Foreign currency translation	149	30	179
Converted to Public warrants	171	(171)	—
Change in fair value	(948)	(408)	(1,356)
Balance at March 31, 2023	915	394	1,309
Foreign currency translation	9	5	14
Converted to Public warrants	32	(32)	—
Change in fair value	(398)	(153)	(551)
Balance at March 31, 2024	558	214	772
Foreign currency translation	10	3	13
Converted to Public warrants	78	(78)	-
Change in fair value	(490)	(105)	(595)
Balance at March 31, 2025 (INR)	156	34	190
Balance at March 31, 2025 (USD)	2	0	2

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

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2024	2025
1	ReNew Private Limited	ReNew Energy Global Plc	India	94%	94%
2	ReNew Solar Power Private Limited	ReNew Private Limited	India	100%	100%
3	ReNew Green Energy Solutions Private Limited( previously known as ReNew Wind Energy (Jath Three) Private Limited)	ReNew Private Limited	India	100%	100%
4	ReNew Fazilka Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
5	ReNew Transmission Ventures Private Limited	ReNew Private Limited	India	100%	100%
6	ReNew Power International Limited	ReNew Private Limited	United Kingdom	100%	100%
7	RMG Acquisition Corp II	ReNew Energy Global Plc	Cayman Islands	100%	100%
8	India Clean Energy Holdings	ReNew Energy Global Plc	Mauritius	100%	100%
9	Diamond II Limited	ReNew Energy Global Plc	Mauritius	100%	100%
10	ReNew Wind Energy (Jath) Limited	ReNew Private Limited	India	100%	100%
11	ReNew Wind Energy (Karnataka) Private Limited	ReNew Green Energy Solutions Private Limited	India	71%	70%
12	ReNew Wind Energy (AP) Private Limited	ReNew Green Energy Solutions Private Limited	India	66%	73%
13	ReNew Solar Energy (Jharkhand Three) Private Limited	ReNew Solar Power Private Limited	India	51%	51%
14	ReNew Solar Energy (Telangana) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
15	ReNew Surya Alok Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
16	ReNew Sunlight Energy Private Limited	ReNew Green Energy Solutions Private Limited	India	63%	63%
17	ReNew Surya Uday Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
18	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	ReNew Private Limited	India	100%	100%
19	ReNew Photovoltaics Private Limited (Formerly known as ReNew Saksham Urja Private Limited)%	ReNew Shakti Four Private Limited	India	100%	100%
20	ReNew E-Fuels Private Limited	ReNew Private Limited	India	100%	100%
21	ReNew Jal Urja Private Limited	ReNew Power Services Private Limited	India	100%	100%
22	ReNew Wind Energy (Welturi) Private Limited	ReNew Private Limited	India	100%	100%
23	ReNew Wind Energy (Devgarh) Private Limited	ReNew Private Limited	India	100%	100%
24	ReNew Wind Energy (Rajkot) Private Limited	ReNew Private Limited	India	100%	100%
25	ReNew Wind Energy Delhi Private Limited	ReNew Private Limited	India	100%	100%
26	ReNew Wind Energy (Shivpur) Private Limited	ReNew Private Limited	India	100%	100%
27	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Private Limited	India	100%	100%
28	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Private Limited	India	100%	100%
29	ReNew Wind Energy (MP) Private Limited	ReNew Private Limited	India	100%	100%
30	ReNew Wind Energy (AP 3) Private Limited	ReNew Private Limited	India	100%	100%
31	ReNew Wind Energy (MP Two) Private Limited	ReNew Private Limited	India	100%	100%
32	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Private Limited	India	100%	100%
33	ReNew Wind Energy (Jamb) Private Limited^	ReNew Private Limited	India	100%	100%
34	ReNew Wind Energy (Orissa) Private Limited	ReNew Private Limited	India	100%	100%
35	ReNew Wind Energy (TN) Private Limited	ReNew Private Limited	India	100%	100%
36	ReNew Wind Energy (AP2) Private Limited	ReNew Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Private Limited	India	100%	100%
38	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Private Limited	India	100%	100%
39	ReNew Wind Energy (AP 4) Private Limited	ReNew Private Limited	India	100%	100%
40	ReNew Wind Energy (MP One) Private Limited	ReNew Private Limited	India	100%	100%
41	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Private Limited	India	100%	100%
42	Narmada Wind Energy Private Limited	ReNew Private Limited	India	100%	100%
43	Abaha Wind Energy Developers Private Limited	ReNew Private Limited	India	100%	100%
44	Helios Infratech Private Limited	ReNew Private Limited	India	100%	100%
45	Shruti Power Projects Private Limited	ReNew Private Limited	India	100%	100%
46	Kanak ReNewables Limited	ReNew Private Limited	India	100%	100%
47	Ostro Raj Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
48	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
49	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
50	Bidwal Renewable Private Limited	ReNew Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2024	2025
51	Zemira ReNewable Energy Limited	ReNew Private Limited	India	100%	100%
52	Renew Vyan Shakti Private Limited	ReNew Private Limited	India	100%	100%
53	ReNew Pawan Urja Private Limited	ReNew Private Limited	India	100%	100%
54	ReNew Pawan Shakti Private Limited	ReNew Private Limited	India	100%	100%
55	ReNew Naveen Urja Private Limited	ReNew Private Limited	India	100%	100%
56	ReNew Samir Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
57	ReNew Samir Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
58	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Solar Energy (Karnataka) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Saur Urja Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
62	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
63	ReNew Solar Services Private Limited^	ReNew Green Energy Solutions Private Limited	India	100%	100%
64	ReNew Agni Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
65	ReNew Saur Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
66	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
67	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
68	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
69	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
70	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
78	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
79	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
80	ReNew Wind Energy (Budh 3) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
81	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
83	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
84	Auxo Solar Energy Private Limited	ReNew Wind Energy (TN) Private Limited	India	100%	100%
85	Renew Sun Waves Private Limited (refer Note 36)	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	-
86	Auxo Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
87	Renew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
88	Renew Sun Bright Private Limited	ReNew Private Limited	India	100%	100%
89	RenServ Global Private Limited$	ReNew Private Limited	India	100%	100%
90	Renew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
91	Greenyana Sunstream Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
92	Renew Vyoman Energy Private limited	ReNew Private Limited	India	100%	100%
93	Renew Vyoman Power Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
94	Renew Surya Roshni Private limited	ReNew Solar Power Private Limited	India	100%	100%
95	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
96	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
97	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
98	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	100%
99	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
100	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
101	ReNew Sun Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
102	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
103	ReNew Surya Ravi Private Limited	ReNew Solar Energy (Jharkhand Four) Private Limited	India	100%	100%
104	ReNew Dinkar Jyoti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
105	ReNew Dinkar Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
106	ReNew Bhanu Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
107	ReNew Ushma Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
108	ReNew Surya Spark Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
109	ReNew Hans Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
110	ReNew Solar (Shakti One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2024	2025
111	ReNew Solar (Shakti Two) Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
112	ReNew Solar (Shakti Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
113	ReNew Solar (Shakti Four) Private Limited	ReNew Private Limited	India	100%	100%
114	ReNew Solar (Shakti Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
115	ReNew Solar (Shakti Six) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
116	ReNew Solar (Shakti Seven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
117	ReNew Solar (Shakti Eight) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
118	ReNew Green (MHH One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
119	ReNew Green (MHP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
120	ReNew Green (TNJ One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
121	ReNew Green (GJS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
122	ReNew Green (GJS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
123	ReNew Green (MHK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
124	ReNew Sandur Green Energy Private Limited (formerly known as 'ReNew Green (KAK One) Private Limited')	ReNew Green Energy Solutions Private Limited	India	51%	51%
125	ReNew Green (GJS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
126	ReNew Green (GJ five) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
127	ReNew Green (GJ Six) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
128	ReNew Green (GJ seven) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
129	ReNew Green (MHK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
130	ReNew Green (MHP Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	100%
131	ReNew Green (TNJ Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
132	ReNew Green (MPR Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	55%	55%
133	ReNew Green (KAK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
134	ReNew Green (KAK Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
135	ReNew Green (MHS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
136	ReNew Green (GJ Ten) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
137	ReNew Green (GJ Eleven) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
138	ReNew Green (GJ Twelve) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
139	ReNew Green (GJ Thirteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
140	ReNew Green (KAK Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
141	ReNew Green (MPR Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
142	ReNew Green (MPR Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
143	ReNew Green (TN Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
144	ReNew Green (TN Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
145	ReNew Green (CGS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
146	ReNew Nizamabad Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
147	ReNew Warangal Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
148	ReNew Narwana Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
149	Sunworld Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
150	Neemuch Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
151	Purvanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
152	Rewanchal Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
153	ReNew Medak Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
154	ReNew Ranga Reddy Solar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
155	ReNew Karimnagar Power Private Limited	ReNew Fazilka Solar Power Private Limited	India	100%	100%
156	ReNew Solar Photovoltaic Private Limited (formerly known as 'ACME Photovoltaic Solar Private Limited')	ReNew Solar Power Private Limited	India	49%	49%
157	Renew Green Shakti Private Limited (formerly known as 'ACME Green Shakti Private Limited')	ReNew Solar Power Private Limited	India	100%	100%
158	ReNew Vikram Shakti Private Limited	ReNew Private Limited	India	100%	100%
159	ReNew Tapas Urja Private Limited	ReNew Private Limited	India	100%	100%
160	ReNew Green (GJ Nine) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
161	ReNew Green (CGS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
162	ReNew Green (MPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
163	ReNew Vidyut Tej Private Limited	ReNew Private Limited	India	100%	100%
164	ReNew Vidyut Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
165	ReNew Power Synergy Private Limited	ReNew Private Limited	India	100%	100%
166	Koppal- Narendra Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	51%
167	ReNew Solar (Shakti Nine) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
168	ReNew Solar (Shakti Ten) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
169	ReNew Solar (Shakti Eleven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
170	ReNew Solar (Shakti Twelve) Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2024	2025
171	ReNew Solar (Shakti Thirteen) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
172	IB Vogt Solar Seven Private Limited	ReNew Solar Power Private Limited	India	49%	49%
173	Corneight Parks Private Limited	ReNew Solar Power Private Limited	India	100%	100%
174	Climate Connect Digital Limited (refer Note 36)	Regent Climate Connect Knowledge Solutions Private Limited	United Kingdom	100%	-
175	India ReNew Energy Limited	ReNew Energy Global Plc	Mauritius	100%	100%
176	ReNew Green (GJ Fourteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
177	ReNew Green (GJ Fifteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
178	ReNew Green (MHS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
179	ReNew Green (MHS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
180	ReNew Green (UP One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
181	ReNew Green (HPR One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
182	ReNew Green (KAK Five) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
183	ReNew Green (MHP Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
184	Gadag II-A Transmission Limited*	ReNew Transmission Ventures Private Limited	India	100%	51%
185	ReNew Power Services Private Limited$	ReNew Private Limited	India	100%	100%
186	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
187	Ostro ReNewables Private Limited	Ostro Energy Private Limited	India	100%	100%
188	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
189	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
190	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
191	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
192	ReNew Tej Shakti Private Limited	ReNew Private Limited	India	100%	100%
193	ReNew Urja Shachar Private Limited	ReNew Private Limited	India	100%	100%
194	ReNew Green (GJ Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
195	ReNew Green (GJ Eight) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
196	Gadag Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	51%
197	Renew Green (MHP Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
198	Aalok Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
199	Abha Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
200	Shreyas Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
201	Heramba Renewables Limited	Ostro Energy Private Limited	India	100%	100%
202	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Private Limited	India	100%	100%
203	Prathamesh Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
204	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
205	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
206	ReNew Vayu Urja Private Limited	ReNew Private Limited	India	100%	100%
207	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
208	Pugalur Renewable Private Limited	ReNew Private Limited	India	100%	100%
209	ReNew Wind Energy (Rajasthan 2) Private Limited^	ReNew Private Limited	India	100%	100%
210	ReNew Wind Energy (Sipla) Private Limited	ReNew Private Limited	India	100%	100%
211	Molagavalli Renewable Private Limited	ReNew Private Limited	India	100%	100%
212	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Private Limited	India	100%	100%
213	ReNew Surya Jyoti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
214	ReNew Surya Pratap Private Limited	ReNew Surya Vihaan Private Limited	India	100%	100%
215	ReNew Vayu Energy Private Limited	ReNew Private Limited	India	100%	100%
216	Ostro Rann Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
217	Ostro Bhesada Wind Private Limited^	Ostro Energy Private Limited	India	100%	100%
218	Ostro Dhar Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
219	Ostro Alpha Wind Private Limited	ReNew Green Energy Solutions Private Limited	India	73%	74%
220	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
221	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
222	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
223	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
224	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
225	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
226	Renew Akshay Urja Limited	Renew Solar Power Private Limited	India	100%	100%
227	ReNew Surya Ojas Private Limited	Renew Solar Power Private Limited	India	51%	51%
228	ReNew Solar Energy (Jharkhand Four) Private limited	Renew Solar Power Private Limited	India	100%	100%
229	Rajat ReNewables Limited	ReNew Private Limited	India	100%	100%
230	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2024	2025
231	ReNew Surya Kiran Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
232	ReNew Mega Solar Power Private Limited	Renew Solar Power Private Limited	India	100%	100%
233	ReNew Green Projects Pte Ltd	ReNew Energy Global Plc	Singapore	100%	100%
234	ReNew Energy Global Americas Inc	ReNew Private Limited	India	100%	100%
235	ReNew Hydro Power Private Limited	ReNew Private Limited	India	100%	100%
236	Renew E-Fuels Greennh3 Private Limited	ReNew E-Fuels Private Limited	India	—	100%
237	Global Renserv Energy LLC	RenServ Global Private Limited	United Arab Emirates	—	100%

All Group companies listed above are engaged in activities relating to generation of power through non-conventional and renewable energy sources except for the below mentioned.

^ These companies are also engaged in providing EPC services apart from generation of power through non-conventional and renewable energy sources.

$ These companies are engaged in providing services for operation and maintenance.

* These companies are engaged in construction / maintenance of transmission lines.

% This Company is engaged in module maufacturing activity.

(b) Interests in joint operations, joint ventures and associates*

			Country of	As at March 31,
S.No	Name of companies	Investor company	incorporation	2024	2025
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	50%
2	3E NV (including its subsidiaries)	ReNew Power International Limited	Belgium	40%	78%
3	Fluence India ReNew JV Private Limited	ReNew Private Limited	India	50%	50%
4	GH4 India Private Limited	ReNew Private Limited	India	33%	33%
5	Climate Connect Digital Limited (refer Note 36(i)(c))	ReNew Power International Limited	United Kingdom	-	25%

* Also refer Note 51.

(c) Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests (excluding those having put option to be settled in cash) that are material to the Group primarily relates to RPL wherein Canada Pension Plan Investment Board holds an economic interest by virtue of its shareholding of 3.11% amounting to INR 4,144 as at March 31, 2025 (March 31, 2024: 3.11% amounting to INR 3,910) (refer (i) below).

There are certain other subsidiaries in the Group (refer Note (a) above) with non-controlling interests but these are not considered individually material to the Group and hence no disclosures have been made related to these subsidiaries.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The table below shows summarised consolidated financial information of RPL:

(i) Consolidated statement of financial position

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Non-current assets	768,021	837,809	9,807
Current assets	103,582	117,726	1,378
Non-current liabilities	590,592	610,762	7,149
Current liabilities	142,619	196,895	2,305
Non-controlling interests (not considered individually material)	12,679	14,473	169
Equity attributable to equity holders of the parent	125,713	133,405	1,562

Attributable to:
Equity holders of the parent	121,803	129,261	1,513
Non-controlling interests	3,910	4,144	49

(ii) Consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Revenue	81,319	97,063	1,136
Other income	14,489	12,135	142
Expenses	88,508	102,623	1,201
Profit for the year	7,300	6,575	77
Other comprehensive loss for the year, net of tax	(2,169)	(22)	(0)
Total comprehensive income for the year, net of tax	5,131	6,553	77

Profit for the year attributable to:
Non-controlling interests (pertains to subsidiaries not considered individually material to the Group)	341	408	5
Equity holders of the parent	6,959	6,167	72
	7,300	6,575	77
Attributable to:
Equity holders of the parent	6,542	5,798	68
Non-controlling interests	417	369	4

Total comprehensive income attributable to:
Non-controlling interests (pertains to subsidiaries not considered material to the Group)	288	378	4
Equity holders of the parent	4,843	6,175	72
	5,131	6,553	77
Attributable to:
Equity holders of the parent	4,504	5,743	67
Non-controlling interests (including liability for put options with non-controlling interests)	339	432	5

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iii) Consolidated statement of cash flows

	For the year ended March 31,
	2024	2025	2025

Net cash generated from operating activities	70,671	68,949	807
Net cash used in investing activities	(162,820)	(74,327)	(870)
Net cash generated from financing activities	81,381	19,679	230
Net increase / (decrease) in cash and cash equivalents	(10,768)	14,301	167

42.
Related party disclosure

Names of related parties and related party relationship

The names of related parties with whom transactions have taken place during the year and description of relationship as identified by the management are described below. There is no entity that has control over the Company.

i)
Entities owned or significantly influenced by key management personnel or their relatives

ReNew Foundation

ii)
Entities under joint control (refer Note 51)

3E NV and 3E Renewable Energy Software and Services Private Limited (with effect from December 14, 2022)

Fluence India ReNew JV Private Limited (with effect from October 12, 2022)

iii)
Terms and conditions of transactions with related parties

The transactions with related parties are made at arm’s length prices. Outstanding balances at the year-end are unsecured and interest free (other than interest carrying loan balances) and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended March 31, 2025, 2024 and 2023, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken on a forward-looking basis at each reporting period end through examining the historical information and financial position of the related party that is adjusted to reflect current conditions of market in which the related party operates.

iv)
Remuneration to Key Management Personnel and their relatives

	For the year ended March 31,
Remuneration to Key Management Personnel	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Short-term benefits	280	626	905	11
Share based payments	2,085	1,753	1,576	18
Post-employment benefits	6	1	6	0
	2,372	2,380	2,487	29
Payment to non-executive directors (includes Directors sitting fee and commission)	67	83	76	1

During the year ended March 31, 2025, the Company has granted 4,266,892 options (March 31, 2024: 12,287,354 options; March 31, 2023: 4,087,354 options) to key management personnel under 2021 Incentive Award plan (refer Note 39).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Key Management Personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

	For the year ended March 31,
Other related party	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Remuneration to relatives of KMP#*	58	66	284	3

#relative of the Director and Chief Executive Officer of the Company

* including share based payments amounting to INR 229 (March 31, 2024 and 2023: INR Nil)

vi)
Details of transactions and balances with entities under joint control

	3E NV
Transactions during the year end March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Loans given	55	176	270	3
Support services rendered	—	5	0	0
Interest income on loan	—	0	9	0

	3E Renewable Energy Software and Services Private Limited
Transactions during the year end March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Operation and maintenance expenses	11	35	14	0

	Fluence India ReNew JV Private Limited
Transactions during the year end March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Purchase of capital goods	—	2,060	71	1

	3E NV
Balance as at March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Loan receivable	55	231	284	3
Trade receivable	—	5	—	—
Interest accrued on loans given	—	4	15	0

	3E Renewable Energy Software and Services Private Limited
Balance as at March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Trade payables	5	8	1	0

	Fluence India ReNew JV Private Limited
Balance as at March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Capital creditors	—	247	168	2

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

vii)
Transactions with other related parties

	ReNew Foundation
Transactions during the year ended March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Contribution for activities related to corporate social responsibility	22	33	74	1

	KMP and their relatives
Transactions during the year ended March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Put options exercised during the year (refer Note 20)	980	1,000	—	—

	KMP and their relatives
Transactions during the year ended March 31,	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Retention bonus given	—	570	495	6

a)
Put option with non controlling interest

During the year ended March 31, 2022, the Company had granted an option to the CEO, to purchase his entire shareholding in RPL, which was held directly or indirectly by him. As per the terms of option, the Company is required to purchase for cash the said shares in RPL at a 30 days volume weighted average price of the Company's share with conversion ratio of 1:0.8289 subject to a maximum of USD 12 per annum. The outstanding liability on this account as at March 31, 2025 is INR 6,358 (March 31, 2024: INR 5,935). During the year ended March 31, 2025, Nil options (March 31, 2024: 2,116,955; March 31, 2023: 2,037,252) were exercised.

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

The Group discloses segment information in a manner consistent with internal reporting to the CEO. The Group has identified segments based on type of business operations. The reportable segments of Group under IFRS 8 - Operating segments, are (a) Wind, Solar and Hydro Power which predominantly relate to generation and sale of electricity and construction activities; b) Manufacturing which predominantly relates to manufacturing of solar panels and modules; and (c) transmission line projects which predominantly relates to transmission of power. The non-reportable segments relate to the other services being rendered by the Group.

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

	For the year ended March 31, 2023					For the year ended March 31, 2024							For the year ended March 31, 2025
Particulars	Wind power	Solar power	Hydro power	Transmission line	Total	Wind power	Solar power	Hydro power	Transmission line	Manufacturing (3)	Adjustments and eliminations	Total	Wind power	Solar power	Hydro power	Transmission line	Manufacturing (3)	Adjustments and eliminations	Total	Total
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(USD)
Revenue (external customer) (1)	36,009	32,105	2,463	7,557	78,134	40,847	33,671	2,256	4,347	-	-	81,121	43,758	35,590	2,237	1,910	13,194	-	96,689	1,132
Inter-segment revenue	-	-	-	-	-	-	-	-	-	15,285	(15,285)	-	-	-	-	-	24,142	(24,142)	-	-
Revenue	36,009	32,105	2,463	7,557	78,134	40,847	33,671	2,256	4,347	15,285	(15,285)	81,121	43,758	35,590	2,237	1,910	37,336	(24,142)	96,689	1,132

Other income	6,710	2,214	12	157	9,093	5,835	3,285	44	552	-	-	9,716	4,402	1,973	84	217	59	-	6,735	79
Total income (a)	42,719	34,319	2,475	7,714	87,227	46,682	36,956	2,300	4,899	15,285	(15,285)	90,837	48,160	37,563	2,321	2,127	37,395	(24,142)	103,424	1,211

Less: Raw materials and consumables used and changes in inventories of finished goods (6)	-	-	-	6,891	6,891	-	-	-	3,646	14,289	(14,289)	3,646	-	-	-	602	30,015	(22,024)	8,593	101
Less: Employee benefit and other expenses (2) (6)	7,961	4,830	243	373	13,407	7,859	5,384	367	89	997	(997)	13,699	7,019	4,784	268	48	3,177	(2,118)	13,178	154
Total expenses (b)	7,961	4,830	243	7,264	20,298	7,859	5,384	367	3,735	15,285	(15,285)	17,345	7,019	4,784	268	650	33,192	(24,142)	21,771	255

Segment EBITDA (a) - (b)	34,758	29,489	2,232	450	66,929	38,823	31,572	1,933	1,164	-	-	73,492	41,141	32,779	2,053	1,477	4,203	-	81,653	956

Add: Revenue from non-reportable segments(1)					89							198							374	4
Less: Employee benefit and other expenses for non-reportable segments					(551)							(864)							(217)	(3)
Add: Other un-allocable income (4)					637							4,945							4,677	55
Less: Un-allocable employee benefit and other expenses(4)					(5,433)							(4,955)							(4,004)	(47)
Less: Depreciation and amortisation expense					(15,901)							(17,583)							(20,670)	(242)
Add / (less): Change in fair value of warrants					1,356							551							595	7
Less: Finance costs and fair value change in derivative instruments(2)					(49,689)							(47,487)							(52,352)	(613)
Profit / (loss) before tax					(2,563)							8,297							10,056	118
Less: Share in (loss) / profit of jointly controlled entities					93							(155)							(22)	(0)
Less: Income tax expense					(2,559)							(3,995)							(5,443)	(64)
Profit / (loss) for the year					(5,029)							4,147							4,591	54

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The revenue from one major customer for the year ended March 31, 2025 amounts to INR 18,108 (March 31, 2024: one customer amounting INR 23,343; March 31, 2023: five customers amounting INR 11,747) which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 9,231 (March 31, 2024: INR 15,983; March 31, 2023: INR 5,138) and solar segment amounts to INR 8,877 (March 31, 2024: 7,360; March 31, 2023: INR 6,609).

Notes:

(1)
Revenue as per the consolidated statement of profit or loss is the sum of revenue from exteral customers of reportable and non-reportable segments. The total revenue of all reportable segments for the year ended March 31, 2025 is INR 120,831 (March 31, 2024: INR 96,406 and March 31, 2023: INR 78,134)
(2)
Loss of INR Nil (March 31, 2024: INR 19; March 31, 2023: INR 1,277) arising due to customers availing LPS scheme and there by extended credit period has been recognised as a segment cost as is it relates to specific assets of the segment (refer Note 34(i)).
(3)
The segment information for the year ended March 31, 2024 was revised to disclose "Manufacturing" segment separately in line with the Group's current internal reporting structure. There were no operations related to modules and cells manufacturing during the year ended March 31, 2023.
(4)
Unallocable income and expenses are not allocated to individual segments as those are managed at an overall Group level.
(5)
Inter-segment revenues are recorded at cost excluding depreciation.
(6)
Adjustment and eliminations represent cost of manufacturing solar panels and modules which have been capitalised in the 'solar power' segment.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

44.
Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the Group:

	As at March 31, 2024		As at March 31, 2025		As at March 31, 2025
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets

Measured at amortised cost
Security deposits	543	543	754	754	9	9
Bank deposits with remaining maturity for more than twelve months	2,888	2,888	2,433	2,433	28	28
Trade receivables	21,856	21,856	24,268	24,268	284	284
Cash and cash equivalents	27,021	27,021	40,419	40,419	473	473
Bank balances other than cash and cash equivalents	50,706	50,706	40,099	40,099	469	469
Advances recoverable	1,449	1,449	634	634	7	7
Interest accrued on fixed deposits	1,003	1,003	900	900	11	11
Interest accrued on loans to related parties	4	4	15	15	0	0
Government grant receivable	322	322	288	288	3	3
Deferred consideration receivable	1,026	1,026	385	385	5	5
Loans to related parties	232	232	284	284	3	3
Other current financial assets	438	438	554	554	6	6

Measured at fair value through profit or loss
Investments	2,325	2,325	1,342	1,342	16	16

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	3,566	3,566	7,398	7,398	87	87

Financial liabilities
Measured at amortised cost
Interest-bearing loans and borrowings - long term	595,664	585,787	642,691	631,249	7,524	7,389
Interest accrued	2,957	2,957	5,405	5,405	63	63
Capital creditors	40,092	40,092	32,545	32,545	381	381
Purchase consideration payable	44	44	44	44	1	1
Liability for operation and maintenance	2,193	2,193	1,323	1,323	15	15
Interest-bearing loans and borrowings - short term	51,652	51,652	80,327	80,327	940	940
Trade payables	9,094	9,094	8,173	8,173	96	96

Financial liabilities at fair value
Liability for put options with non-controlling interests	5,935	5,935	6,370	6,370	75	75

Financial liabilities at fair value through profit or loss
Derivative instruments - share warrants	772	772	190	190	2	2

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	546	546	857	857	10	10

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

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)
Fair values of the Group’s interest bearing loans and borrowings including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including credit risk. The non-performance risk as at March 31, 2025 and 2024 was assessed to be insignificant.
ii)
Fair values of the liability component of compulsory convertible debentures and optionally convertible debentures are determined by using DCF method using discount rate that reflects the borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at March 31, 2025 and 2024 was assessed to be insignificant.
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
45.
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

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the years ended March 31, 2025 and 2024. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:

		As at March 31, 2024		As at March 31, 2025		As at March 31, 2025
Particulars	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
		(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	3,566	3,566	7,398	7,398	87	87

Financial assets at fair value through profit or loss
Investments	Level 2	2,325	2,325	1,342	1,342	16	16

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	5,935	5,935	6,370	6,370	75	75

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	546	546	857	857	10	10

Financial liabilities at fair value through profit or loss
Derivative instruments
- public share warrants	Level 1	558	558	156	156	2	2
- private share warrants	Level 2	214	214	34	34	0	0

Set out below are the fair value hierarchy, valuation techniques and inputs used as at March 31, 2025 and 2024:

Particulars	Level	Valuation technique	Inputs used
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

Financial assets at fair value
Investments	Level 2	Market value techniques	Market value of investments

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	Market value techniques	Volume Weight Average Price of the Company shares over 30 trading days

Financial liabilities at fair value through profit or loss
Derivative instruments
- public share warrants	Level 1	Market value techniques	Market value of warrants
- private share warrants	Level 2	Black Scholes method	Interest rates to discount future cash flows, share price and public share warrant price

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

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

Market risk

Market risk is the risk that the Group's assets and liabilities will be exposed to change in market prices that determine the valuation of these financial instruments. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, investments and derivative financial instruments.

The sensitivity analysis in the following sections relate to the position as at March 31, 2025 and 2024. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at March 31, 2025 and 2024.

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

Interest rate sensitivity

'The following table demonstrates the sensitivity to a reasonable possible change in interest rates on financial liabilities, i.e., floating interest rate borrowings in INR and USD. Interest rate sensitivity has been calculated for borrowings with floating rate of interest. For borrowings with fixed rate of interest sensitivity disclosure has not been made. With all other variables held constant, the Group's profit before tax is affected through the impact on financial liabilities, as follows:

	For the year ended March 31,
	2023		2024		2025
	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax
INR	+ / (-) 50	(-) / + 727	+ / (-) 50	(-) / + 1,402	+ / (-) 50	(-) / + 1,750

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

The maximum credit exposure to credit risk for the components of the statement of financial position at March 31, 2025 and 2024 is the carrying amount of all the financial assets as mentioned in liquidity table below.

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at March 31, 2025

	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	16,093	898	849	8,575	26,415
Expected credit loss	306	196	147	1,498	2,147

As at March 31, 2024

	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	12,730	970	546	9,967	24,212
Expected credit loss	529	451	149	1,226	2,356

*included trade receivables which are not yet due.

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

(iv)
Equity price risk

Share warrants

The Company has issued warrants to these warrants’ holders (refer Note 40), which entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and are recorded at fair value through profit or loss account basis market value of warrants. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of share warrants.

The Group has determined that an increase / (decrease) of 5% in the market value of warrants would have an impact of INR 9 (March 31, 2024: INR 38; March 31, 2023: INR 64) increase / (decrease) on the profit or loss for the year ended March 31, 2025 of the Group .

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

The Group has determined that an (decrease) / increase of 5% in the volume weight average price of the Company shares would have an impact of INR 303 increase / (decrease) on the total equity of the Group for the year ended March 31, 2025 (March 31, 2024: INR 296; March 31, 2023: INR 270).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The table below summarises the maturity profile of financial liabilities of the Group based on contractual undiscounted payments:

As at March 31, 2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	50,009	8,363	58,372
Compulsorily convertible debentures*		—	—	15,601	40,368	55,969
Optionally convertible debentures*	—	—	—	785	7,012	7,797
Term loan from banks*	—	—	—	153,906	29,600	183,506
Loans from financial institutions*	—	—	—	162,887	149,627	312,514
Senior secured notes*	—	—	—	161,692	-	161,692
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	41,652	13,836	—	—	55,488
Working capital term loan	—	12,030	6,640	—	—	18,670
Buyer's / Supplier's credit	—	4,726	1,443	—	—	6,169
Other financial liabilities
Lease liabilities	—	176	771	3,353	25,143	29,443
Current maturities of long term interest-bearing loans and borrowings*	—	28,337	81,757	—	—	110,094
Interest accrued	—	944	4,461	—	—	5,405
Capital creditors	—	32,545	—	—	—	32,545
Purchase consideration payable	—	44	—	—	—	44
Trade payables
Trade payables	—	8,173	—	—	—	8,173

As at March 31, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	61,883	7,463	69,346
Compulsorily convertible debentures*	—	—	—	8,064	38,287	46,351
Optionally convertible debentures*	—	—	—	785	7,209	7,994
Term loan from banks*	—	—	—	154,033	35,001	189,034
Loans from financial institutions*	—	—	—	160,069	147,384	307,453
Senior secured notes*	—	—	—	157,976	—	157,976
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	17,822	9,858	—	—	27,680
Term loan from banks and financial institutions (secured)	—	1,600	—	—	—	1,600
Working capital term loan (secured)	—	6,799	4,450	—	—	11,249
Buyer's / Supplier's credit	—	9,603	1,520	—	—	11,123
Other financial liabilities
Lease liabilities	—	196	701	2,991	24,576	28,464
Current maturities of long term interest-bearing loans and borrowings*	680	17,264	63,464	—	—	81,408
Interest accrued	—	1,160	1,797	—	—	2,957
Capital creditors	—	40,092	—	—	—	40,092
Purchase consideration payable	—	44	—	—	—	44
Trade payables
Trade payables	—	9,094	—	—	—	9,094

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

There are no unremediated breaches of the covenants on any interest bearing loans and borrowings as at March 31, 2025 and 2024.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2025, 2024 and 2023.

48.
Commitments, liabilities and contingencies (to the extent not provided for)
(i)
Contingent liabilities

Description	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Contingent liabilities on account of liquidated damages for delay in project commissioning for which no material liability is expected. Further, the management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects.	484	484	6
Contingent liabilities on account of transmission penalties for inability to execute or delays in execution of projects	1,283	1,289	15
Income tax disallowances / demands under litigation#	190	257	3
Others^	759	2,983	35

# The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

^includes: (a) Disputes related to land; (b) Water tax on Electricity Generation Act, 2012; (c) Periphery charges (March 31, 2025: INR 1,114; March 31, 2024: INR Nil); (d) Compensation for short-supply; and (e) Forecasting, Scheduling, Deviation Settlement Mechanism (DSM Regulations, 2018) etc.

(ii)
Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

As at March 31, 2025, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 56,528 (March 31, 2024: INR 56,857).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 48,017 as at March 31, 2025 (March 31, 2024: INR 31,733).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

49.
Legal matters
(a)
Dispute with Southern Power Distribution Company of Andhra Pradesh Limited

Certain subsidiary companies (AP entities) have entered into long-term PPAs having a cumulative capacity of 777 MWs (wind and solar energy projects) with Southern Power Distribution Company of Andhra Pradesh Limited i.e. the distribution company of Andhra Pradesh (APDISCOM). These PPAs require the APDISCOMs to pay a fixed rate per unit of electricity procured during the 25-year term. With regard to aforementioned PPAs, certain litigations as described below are currently underway:

1. In terms of the Generation Based Incentive (GBI) scheme of the Ministry of Renewable Energy (MNRE), the AP entities accrue income based on units of power supplied under the aforementioned PPAs. Andhra Pradesh Electricity Regulatory Commission (APERC) vide its order in July 2018 allowed APDISCOMS to interpret the Andhra Pradesh Electricity Regulatory Commission (Terms and Conditions for Tariff Determination for Wind Power Projects) Regulations, 2015 (Regulations) in a manner to treat GBI as a pass through in the tariff, thereby having the effect of reducing the fixed tariff rate.

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018 thereby directing APDISCOM not to deduct GBI from future billings from date of the order, though AP DISCOMs continue to deduct the same.

In another matter addressing a similar issue, the Hon’ble Appellate Tribunal for Electricity, vide its judgment dated December 19, 2024 in Appeal No. 284 of 2018 titled Green Infra Wind Solutions Limited v. APERC & Ors. has ordered the AP DISCOMs not to reduce the PPA price for the GBI benefit accruing to the power generators and to refund the amounts deducted along with an interest of 12% per annum. Pursuant thereto, the AP DISCOMs have filed Civil Appeal No. 4495 of 2025 before the Supreme Court. The Group has filed Impleadment Application to include all AP Entities before the Supreme Court, with the objective that, AP entities get similar relief as Green Infra in the Civil Appeal before the Supreme Court. As at March 31, 2025, the cumulative amount recoverable related to GBI deductions from the APDISCOM included in trade receivables amounts to INR 5,237 (March 31, 2024: INR 4,598).

The management, basis its assessment, judicial precedent and the practice followed consistently in other states, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme. Therefore, the outstanding amount is recoverable and continues to be recognised in the consolidated financial statements.

2. The Government of Andhra Pradesh (GoAP) issued an order (GO) dated July 1, 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated July 11, 2019 and July 12, 2019 to the AP entities, requesting for revision of tariffs as agreed in the PPAs. The AP entities filed a writ petition before the AP High Court challenging the GO and the same was finally disposed by the division bench of the AP High Court in favour of the Group. APDISCOMs have challenged the order before the Hon’ble Supreme Court of India which is pending final adjudication. Following the orders of the High Court, the APDISCOMs have released payments to the Group but has made certain deductions on account of tariff adjustment due to excess power supplied.

The Group has filed an application before APERC for release of the amounts deducted. As at March 31, 2025, the cumulative amount recoverable from the APDISCOM in relation to this matter included in trade receivables amounts to INR 3,627 (March 31, 2024: INR 3,064).

In view of the favourable order by the AP High Court, practice followed by other State Discoms and basis the internal analysis, management believes that it has strong merits in the case and no additional adjustment is required in the consolidated financial statements.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(b)
Dispute with Karnataka Electricity Regulatory Commission ('KERC')

ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Group, set up projects to supply electricity for captive use by their shareholders. The KERC, through a circular dated September 18, 2018, directed the Karnataka Electricity Supply Companies ('KESCOMs') and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge ('CSS') and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, Electricity Supply Companies ('ESCOMs') issued demand letters to the captive users of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due to failure of compliance with the Electricity Rules, 2005. The Group filed writ petitions before the Hon’ble Karnataka High Court (“Karnataka HC”) challenging the circular and the demand letters and against the ESCOMs (“Karnataka Writs”) and separate petitions before the KERC for quashing the demand letters (“Karnataka Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019, and September 18, 2020, ordered the KESCOMs to refrain from taking any precipitative action against captive users. Thereafter, the KERC disposed of the Karnataka petitions based on the principles laid down by the Appellate Tribunal For Electricity ('APTEL') in its judgment dated June 7, 2021, in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others. KERC in case of ReNew Wind Energy (Karnataka) Private Limited declared that the plant has maintained its compliance as a captive generating plant for Financial year (“FY”) 2017-18 and in case of ReNew Wind Energy (AP) Private Limited) declared the plant as a captive generating plant for all the FYs except for FY13-14 and15-16.

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

The Group had filed a writ petition before the Karnataka High Court challenging the levy of cross-subsidy surcharge, on the grounds that the levy was intended to be a temporary provision and was to be progressively reduced in subsequent years. The Company contends that, since no such surcharge was levied during FY 2009–2012, its reintroduction is inconsistent with the intent of the Electricity Act, 2003. The Writ Petition was disposed of with a directive to the Karnataka Electricity Regulatory Commission (KERC) to formulate regulations within six months to ensure the phased reduction of surcharges and cross-subsidies. An appeal has been preferred by the subsidiary of the Company, asserting that such reduction is a statutory mandate under the Electricity Act, 2003, which envisages a continuous decline in cross-subsidies. The appeal further highlights those reductions were effectively implemented between FY 2009 - 2012 and argues that the subsequent increase in the surcharge is contrary to the Act and legally unsustainable. A favourable outcome in the appeal is expected to mitigate the adverse impact of the Supreme Court judgment on the Company’s captive energy projects. Further, the responsibility of drawing power in proportion to the shareholding was squarely on the consumers and hence management believes that as per PPAs, it cannot be recovered from the Group. Neither a demand has been received till date nor does the Group expect any material demand in future.

Basis internal evaluation, management believes that there are merits in its position and that the demand raised by distribution companies would be ultimately rescinded and hence no adjustment has been made in the consolidated financial statements in this regard.

50.
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

Pay fixed INR and receive USD and pay fixed interest at 4.68% to 9.79% p.a. and receive a variable interest at 3 months SOFR plus 2.61% p.a.; SOFR plus 2.25% p.a.; SOFRA plus 2% p.a.; TONA plus 1.4% p.a. and fixed interest at 2.88% to 7.10% p.a. on the notional amount.

Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 0.91% to 0.38% p.a. and receive a fixed interest in USD at 0.85% to 7.95% on the notional amount.

The cash flow hedges through Cross Currency Swap (CCS) of USD 1,892 (March 31, 2024: USD 1580), CCS of JPY 11,845 (March 31, 2024: JPY Nil) CCS of EURO Nil (March 31, 2024: EUR 38), Coupon Only Swap (COS) of USD 851 (March 31, 2024: USD 820), Principal Only Swap (POS) of USD 311 (March 31, 2024: USD 355) and Call Spread of USD 450 (March 31, 2023: USD 450), call spread of CNH 202 (March 31, 2024: Nil) foreign currency call options of USD Nil (March 31, 2024: USD 658) and foreign currency forwards of USD 167 (March 31, 2024: INR 181), EUR 2 (March 31, 2024: EUR 15) and CNH 2,512 (March 31,2024: CNH 3,135) outstanding at the year ended March 31, 2025 were assessed to be highly effective and a mark to market (loss)/gain of INR 287 (March 31, 2024: INR (378), March 31, 2023: INR 2,249) with a deferred tax liability/(Asset) of INR 91 (March 31, 2024: INR (82), March 31, 2023: INR 564) is included in OCI.

- All of the cash flow hedges were fully effective during the years ended March 31, 2025, 2024 and 2023.

- All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at March 31, 2025 and 2024.

The expiry dates of cash flow hedge deals range between April 2, 2025 to July 17, 2028.

Foreign currency and interest rate risk

Forward contracts, swaps, call option and call spreads measured at FVTOCI are designated as hedging instruments in cash flow hedges of interest and principal payments in USD, CNH and EURO.

	March 31, 2024		March 31, 2025
	Assets	Liabilities	Assets	Liabilities
	(INR)	(INR)	(INR)	(INR)
Derivative contracts designated as hedging instruments - Non-current	2,593	225	3,309	217
Derivative contracts designated as hedging instruments - Current	973	1,093	4,089	830

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Hedge reserve movement

	For the year ended March 31,
a) Cash flow hedge reserve	2023	2024	2025	2025
	(INR)	(INR)	(INR)	(USD)
Opening balance (after non-controlling interest)	668	1,679	32	0
Gain / (loss) recognised on cash flow hedges	9,606	(2,715)	3,015	35
(Gain) / loss reclassified to profit or loss (under head finance costs)	(8,086)	406	(2,370)	(28)
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	57	(11)	(12)	(0)
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	—	(75)	(718)	(8)
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	(90)	—	—	—
Income tax relating on cash flow hedges*	(336)	594	(12)	(0)
Closing balance	1,819	(122)	(65)	(1)
Less: Non-controlling interest movement	(140)	154	35	0
Closing balance (after non-controlling interest)	1,679	32	(30)	1

b) Cost of hedge reserve on cash flow hedges
Opening balance (after non-controlling interest)	(1,996)	(2,297)	(1,899)	(22)
Effective portion of changes in fair value	(5,923)	(3,346)	(2,160)	(25)
Amount reclassified to profit or loss (under head "Finance costs and fair value change in derivative instruments")	4,194	2,435	1,420	17
Loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	—	1,177	2,624	31
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	1,340	400	0	0
(Gain) / loss reclassified to profit or loss as hedged future cash flows are no longer expected to occur	12	—	—	—
Income tax relating to cost of hedge reserve*	87	(243)	(458)	(5)
Closing balance	(2,286)	(1,874)	(473)	(6)
Less: Non-controlling interest movement	(11)	(25)	(88)	(1)
Closing balance (after non-controlling interest)	(2,297)	(1,899)	(561)	(7)

c) Total Hedge reserve movement (a+b)
Opening balance (after non-controlling interest)	(1,328)	(618)	(1,867)	(22)
OCI for the year	861	(2,205)	(93)	(1)
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment), net of tax	—	827	1,422	17
Attributable to non-controlling interests	(151)	129	(53)	(1)
Closing balance (after non-controlling interest)	(618)	(1,867)	(591)	(7)

* includes amount recognised directly in equity

51.
Joint arrangements and associates
(a)
Joint ventures

i) 3E NV along with its subsidiaries are engaged in SaaS business of (i) asset optimization and analytics of renewable energy assets including energy storage, covering the asset’s entire life cycle, and (ii) the supply of various expert services for engineering, technical and strategic decision support in the area of renewable energy. The Group classified its interest in 3E NV as a joint venture on account of equal representation by both the parties on the Board of 3E NV and the decisions about its relevant activities requiring unanimous consent of both the parties sharing control. During the year ended March 31, 2025, the Group has increased its holding in 3E from 40% to 78% without gaining control over the entity at an additional consideration of INR 1,412 (including loan conversion into equity of INR 224) for the same.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group decided to sell its stake in 3E NV and consequently, the investment has been disclosed as “assets held for sale” in the consolidated financial statements.

During the year ended March 31, 2024 and 2023, the Group accounted for its share of loss of INR 145 and gain of INR 99 respectively relating to the post acquisition profit/ loss of 3E NV. For the period starting from April 1, 2024 upto the date of decision to classify it as held for sale, the Group's share of loss in 3E NV was not material and hence the same was not accounted for. The carrying value of Group's investment in 3E NV as at March 31, 2025 of INR 3,868 (including goodwill of INR 3,518) is being shown as assets held for sale. While in the previous year, the same was included under ‘Investments’ with a carrying value of INR 2,456 (including goodwill of INR 2,366). Besides aforementioned, additional financial information of 3E NV is not material.

ii) The Group on August 5, 2022 entered into a joint venture agreement with Fluence Energy Singapore Pte. Ltd., to jointly establish a lithium ion Battery Energy Storage System (BESS) integration business in India including the sale, distribution and marketing of the technology and servicing the projects. The agreement prescribes the committed funding amount of USD 10, which shall be split evenly between the parties. Accordingly, the RPL has contributed USD 5 (INR 412) to the entity, Fluence India ReNew JV Private Limited (Fluence). Based on the terms contained in agreement this transaction has been classified as joint venture. The Group’s interest in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2025, the Group recognised a loss of INR 27 in the consolidated statement of profit or loss as its share in the post-acquisition losses of Fluence (March 31, 2024: INR Nil; March 31, 2023: Loss of INR 6). Accordingly, the carrying value of investment in Fluence as at March 31, 2025 is INR 379 (March 31, 2024: INR 406). There are no material assets and liabilities.

iii) The Group through its subsidiary 'ReNew Private Limited' entered into an agreement on July 27, 2023 with Indian Oil Corporation of India ('IOCL) and Larsen & Toubro Limited ('L&T') to form a joint controlled entity namely 'GH4 India Private Limited' (‘GH4’) incorporated under the laws of India. The aforesaid entity was incorporated with the purpose of developing (including construction) green hydrogen (and its derivatives including green ammonia, methanol, etc.), production assets, associated renewable asset. The Company invested INR 10 to acquire 33.33% equity stake in GH4. Based on the terms contained in agreement this transaction has been classified as joint venture. The Group’s interest in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2025, the Group recognised a loss of INR Nil (March 31, 2024: loss of INR 10) in the consolidated statement of profit or loss as its share in the post-acquisition losses of GH4. Accordingly, the carrying value of investment in GH4 as at March 31, 2025 stands at INR Nil (March 31,2024: INR Nil) . There are no material assets and liabilities.

(b)
Associates

The Group through its subsidiary 'ReNew Power International Limited' has 25% interest in Climate Connect Digital, which is in the business of providing data-driven decarbonization solutions. The country of incorporation and principal place of business of the associate is in United Kingdom. The interest in the aforementioned associate is not significant to the Group.

(c)
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

52.
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

(a)
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

Subsequently, in January 2024, there were changes in the applicable regulations allowing companies which have entered into TSA under the BOOM model to independently operate the infrastructure without any grantor involvement, including determine tariff for its usage after the TSA term of 35 years. As a result of the changes in the regulations, after the TSA period, the Government no longer has the ability and right to (i) decide on the extension of the TSA period, including the tariff to be charged or (ii) appoint another operator to operate the infrastructure. Based on the Group’s analysis of changes in the regulation duly supported by an external legal advice, these changes in the regulation also apply to all pre-existing TSAs and thus the Group now will have exclusive control over the residual interest, which it has assessed to be significant. Consequentially, the TSA no longer qualifies to be a Service Concession Agreement under IFRIC 12. In the absence of any clear guidance under IFRIC 12, the management has referred guidance under other IFRS dealing with similar and related issues as well as most recent pronouncements of the other standard setting bodies particularly lease modification accounting in IFRS 16 as applicable to the lessor to deal with impact of change in the regulation. Accordingly, the management has applied below accounting in this scenario:

(i)
On the date of change in the regulations, the Group had derecognised the contract asset of INR 10,583 recognised toward services rendered till date and recognised PPE at its fair value. The difference between the fair value of the PPE so recognised and the derecognised contract asset, which is a non-monetary government grant, was not material. Subsequent construction cost, for the uncompleted projects, is being added to the PPE. The PPE, once ready to use, is depreciated over its useful life as per IAS 16.
(ii)
The Group also assessed that post change in regulation, the TSA would contain a lease element and a service element which would be separated and accounted for in accordance with IFRS 16 and IFRS 15 respectively. The said lease will be in the nature of an operating lease (refer Note 38).

The Group has two projects under the BOOM model. Upto the date of change in regulations, the Group had recognised construction revenues of INR 9,987 (including INR 7,478 upto March 31, 2023) and operating and maintenance revenues of INR 0 (upto March 31, 2024: Nil) and consequential contract assets of INR 10,583 and trade receivables of INR 95 were existing on that date. The construction profit of INR 386 million (including INR 289 upto March 31, 2023) for these contracts was included in construction revenue recognised upto the date of change in the regulations. The Group had also recognised finance income on contract assets of INR 691 till the date of change in regulations (upto March 31, 2023: INR 152).

(b)
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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(c)
The movement of contract assets during the year ended March 31, 2025 and 2024 are summarised below:

	As at March 31,
	2024	2025	2025
	(INR)	(INR)	(USD)
Balance at the beginning of the year	7,711	1,716	20
Recognition of contract assets pursuant to recognition of construction revenue*	4,153	933	11
Unwinding of contract assets (calculated at the rate of 4.89% p.a.)	530	183	2
Derecognition of contract asset for BOOM projects (refer (a) above)**	(10,678)	—	—
Balance at the end of the year	1,716	2,832	33

Non-current	1,500	2,724	32
Current	216	108	1

* includes profit of INR 36 (March 31, 2024: INR 161; March 31, 2023: INR 3).

** includes INR Nil (March 31, 2024: INR 95) which was transferred to trade receivable

(d)
The transaction price allocated to the remaining construction activities and operation and maintenance services is approximately INR 873 and INR 632, respectively (March 31, 2024 INR 661 and INR 632 respectively). As the construction activities progress, the performance obligations will continue to be fulfilled and the remaining revenue would be recognised for projects covered under IFRIC 12. The Group expects to complete the construction activities within next year. Further, operating and maintenance services shall be completed over the tenure of TSAs.
53.
Subsequent events

On June 6, 2025, the Group through its subsidiaries, ReNew Solar Power Private Limited and ReNew Transmission Ventures Private Limited (together referred to as 'Sellers') have entered into share purchase agreement for sale of its entire stake in two subsidiaries namely, ReNew Surya Aayan Private Limited (solar power segment) and Koppal Narendra Transmission Limited (transmission line segment) respectively to Indi Grid ('Buyer'). Subsequently, the Group lost control over the aforementioned subsidiaries on June 24, 2025 and the carrying value of the net assets disposed was not materially different from the sales consideration received.

The Group has evaluated subsequent events through July 29, 2025, which is the date when the consolidated financial statements were authorised for issuance. There are no events which would require any material adjustments or disclosures in these consolidated financial statements.