Form 20-F
period 2026-03-31
ReNew Energy Global plc
filed 2026-07-30
CIK 1848763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2026
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2026, 246,038,922 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. As of March 31, 2026, the Company held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As of March 31, 2026, the Class B Ordinary Shares accordingly represented 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2026, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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
•
“CUF” means Capacity Utilization Factor.
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
“GIB” means Great Indian Bustard.
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
•
“ITA” means the Indian Income Tax Act, 2025.
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
“LPS” means Late Payment Surcharge.
•
“LTA” means Long-Term Access.
•
“Major Investor” has the meaning given to it in the section titled “Related Party Transactions — Shareholders Agreement” under Item 7.B.
•
“Major Shareholders” means certain shareholders of ReNew India named in the Business Combination Agreement.
•
“MAT” means the minimum alternate tax under the Income Tax Act, 2025.
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
“MW” mean Megawatts.
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
•
“ReNew Global Shareholders Agreement” means the shareholders’ agreement dated August 23, 2021, as amended on July 24, 2023 by and among ReNew Global and each Shareholders Agreement Investor, as further amended from time to time.
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
•
Certain portions of our revenue, including merchant power sales, are prone to price volatility which is difficult to predict or hedge.
•
Counterparties to our PPAs may not fulfil their obligation.
•
Our PPAs may be terminated upon the occurrence of certain events.
•
Our in-house EPC operations expose us to certain risks.
•
Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.
•
Our business has grown rapidly since its inception, and it may not be able to sustain its rate of growth
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
•
There can be long delays between our making significant upfront investments in projects and receiving revenue.

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
•
Higher than budgeted curtailment by state/central electricity authorities or grid operators may adversely impact our revenues, operational and financial performance.
•
Technical problems may reduce energy production below our expectations.
•
The growth of our business depends on developing and securing rights to sites suitable for the development of projects.
•
We do not own all the land on which we operate.
•
We may face difficulties in expanding our operations to new areas of business or geographies within renewable energy generation in which we have limited or no prior operating experience.
•
Our expansion into battery energy storage systems exposes us to technology, operational, supply chain, regulatory, and financial risks that could materially and adversely affect our business and results of operations.
•
Inability to scale systems to provide continuous green power supply to data center customers may limit our potential to grow in this customer segment.
•
Failure in pursuing strategic partnerships, acquisitions and capital recycling, may subject us to additional risks and not bring us anticipated benefits.
•
We face competition from conventional and other renewable energy producers.
•
Our operations have inherent safety risks and hazards that require continuous oversight.
•
We are required to comply with anti-corruption laws and regulations of the United States government, United Kingdom and India, failure to comply, if any, may subject us to civil or criminal penalties and other remedial measures.
•
Potential weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition stakeholder confidence
•
The loss of senior management including other key employees, or a high rate of employee attrition or shortage of skilled labor for the renewable industry and emerging technologies, could materially disrupt our operations, impair execution of our business strategies, and adversely affect our competitive position.
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
•
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

•
Natural and catastrophic events may reduce energy production below our expectations. Military conflicts, acts of war, civil unrest, terrorism and pre-existing hostile conditions may adversely impact our operations.
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
•
Failure to manage module/cell manufacturing and selling costs could render our products uncompetitive, reduce sales and profitability.
•
The loss of any significant customers in the manufacturing business, or contract rescindment may significantly reduce our sales and impact our financials.
•
Failure of our sales distributors to perform their duties may adversely affect our manufacturing business.
•
Failure to effectively manage inventory or accurately forecast customer demand may lead to excess inventory.
•
Environmental obligations and liabilities could have a substantial impact on our business.

Risks Relating to India

•
Our ability to acquire land may be subject to governmental policies.
•
Our ability to raise foreign capital may be constrained by Indian law.
•
A substantial portion of our business is located in India and is subject to regulatory, economic, social and political uncertainties.
•
Our business is dependent on the regulatory and policy environment affecting the renewable energy sector in India.
•
We may face uncertainty regarding the title to our land, which could adversely affect our operations and future development.
•
Non-compliance with, and changes in, various labor laws, regulations and standards may adversely affect our business.
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
•
Changes in the taxation system in India could adversely affect our business.

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
•
We are incurring higher costs as a result of being an English public company.
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
•
A change in our tax residency could have an adverse effect on our future profitability and cash flows, and may trigger taxes on dividends or exit charges.
•
We may encounter difficulties in obtaining lower rates of Indian withholding income tax envisaged by the DTAA for dividends distributed from India.
•
Any downgrading of our bond ratings could adversely impact our business and results of operations.

Risks Relating to the Group’s Business

We face risks and uncertainties when developing our projects.

The development and construction of our projects (including wind, solar, hydro, transmission, solar manufacturing, etc.) involve numerous risks and uncertainties and require extensive research, planning and due diligence. Before we determine that a project is economically, technologically or otherwise feasible, we may be required to incur significant capital expenditure for land and interconnection rights, regulatory approvals, preliminary engineering, equipment procurement, legal and other matters. Success in developing a project depends on many factors, including but not limited to:

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
•
availability of proven contractors or skilled labor (including new geographies or technologies).
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

There may be delays or unexpected difficulties in completing our projects because of these or other factors. We may also have to reduce the size of some of our projects due to occurrence of any of these factors. For example, there have been delays in the commissioning of certain projects across states like Karnataka, Maharashtra etc. If we are unable to adhere to project timelines and commission the project as per the scheduled commission dates for reasons other than as specifically contemplated in the PPAs, it could result in the reduction in tariffs, or other damages, including paying liquidated damages for delay in commissioning of projects or granting the offtaker the right to draw on performance bank guarantees provided by us, including in certain cases up to 100% of the bank guarantee, or the termination of the PPAs. Further, we may also be subject to penalties in respect of failure to ensure transmission of electricity from the project to the grid as agreed under the respective PPA and/or transmission agreements.

We are currently constructing an approximately 4 GW Topcon cell facility at Dholera and will soon commence construction of 6.5 GW solar ingot wafer manufacturing plant in Andhra Pradesh. Delays in construction, successful commissioning and operations of our manufacturing facilities may impact our go to market strategy and market share consequently reducing our competitive and cost advantage. Delays in commissioning and successful operations of our projects/plants will adversely impact our financial condition, results of operations and prospects.

If environmental conditions at our energy projects are unfavorable, our electricity production, and therefore our revenue from operations may be substantially below expectations.

The revenue generated by our projects is proportional to the amount of electricity generated by those projects, which in turn is dependent on prevailing environmental conditions that impact those projects. In the year ended March 31, 2026, revenue generated from our wind power and solar power projects accounted for 35% and 30% of our total revenue. Operating results for wind, solar and hydro energy projects vary significantly depending on natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. In some periods, the wind, solar or hydro conditions may fall within our long-term estimates but not within the averages expected for such a period, while in some periods, the wind, solar or hydro conditions may also fall outside our long-term estimates. In addition, the amount of electricity our projects produce is dependent in part on the amount of sunlight or radiation (in the case of solar power projects), on hydrological conditions (in the case of hydro power projects) and on actual wind conditions, including wind speed (in the case of wind power projects).

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

We generated 46% of our total income from PPAs with central and state government-utility companies in the year ended March 31, 2026, while the remaining 54% of our total income was primarily attributable to transmission sales, open market sales, sales to commercial and industrial businesses, revenue from our module and cell manufacturing operations, consultancy services, financial income and other income. Further, we have one customer that is state distribution company which accounted for over 10% of our total income in the year ended March 31, 2026. Since distribution of electricity is controlled by central and state government-utility companies in India, there is a concentrated pool of potential purchasers for grid connected, utility-scale electricity generated by solar, wind and hydro energy projects. Such concentration may increase our exposure to the credit risk of a limited number of customers. If any of these utilities or power purchasers become unable or unwilling to fulfil their contractual obligations under the relevant PPA or refuses to accept power delivered under the PPAs or otherwise terminates such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, if the financial condition of these utilities or power purchasers deteriorates or other government policies to which they are currently subject to change, demand for electricity produced by our utility-scale wind, solar and hydro projects could be adversely impacted.

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

The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commencement date of commercial operations for each of our projects except for one transmission agreement with Government of India (GOI) for a term of 35 years. The terms of our PPAs with commercial and industrial customers range from 3 to 25 years. Under our long-term PPAs, we typically sell power generated from our projects to state distribution companies at pre-determined, fixed tariffs. Accordingly, if there is an industry-wide increase in tariffs or if we seek an extension of the term of the PPA, we may not be able to renegotiate the terms of the PPA to take advantage of the increased tariffs. In addition, in the event of increased operational costs, we may also not have the ability to reflect a corresponding increase in tariffs and pass through these costs to our offtakers. Therefore, the prices at which we supply power generally have little or no relationship with the costs incurred in generating power. Further, the majority of our PPAs have a term of up to 25 years, which is less than the useful life of our power generating assets, which averages 30 years for wind and 35 years for solar. In the event a PPA is not renewed, we may be unable to sell the power we generate on favorable terms or at all, which could negatively impact the amount revenue we derive from the underlying asset. In addition, while such tariffs are generally intended to remain fixed for the duration of the relevant PPA, there have been certain instances where distribution companies or governmental authorities have sought to review, renegotiate or revise previously agreed tariffs creating uncertainty regarding the realization of expected revenues under such PPAs. Any such actions, whether successful or otherwise, may result in uncertainty, disputes, delayed payments, adverse regulatory outcomes and reduced revenues from affected projects.

Some of our PPAs provide for tariff increase due to “change in law,” as these impact the cost structures or obligations of developers and are typically eligible for pass-through or compensation mechanisms under the terms of the respective PPAs.

Various events, including amendments to the Indian Goods and Services Tax ("GST") law, Basic Customs Duty ("BCD"), Safeguard Duty ("SGD"), the withdrawal of benefits under the Project Import Regulations, 1986, the imposition of anti-dumping duties ("ADD") on specified components, additional GST liabilities under reverse charge, and changes in grid connectivity and transmission frameworks such as the General Network Access framework, may give rise to “change in law” claims before electricity regulatory commissions, tribunals and courts.

While not a matter directly involving the Company, the Appellate Tribunal for Electricity (“APTEL”) has allowed certain events as valid grounds for “change in law” claims under a PPA. The judgment was challenged before the Supreme Court of India. The Supreme Court of India has stayed the enforceability of APTEL’s order only with respect to limited reliefs, including expenses incurred after the commercial operation date, operations and maintenance expenses, and carrying-cost claims where the relevant PPAs do not expressly provide for carrying cost. A number of our favorable claims could be reversed due to an unfavorable outcome before the Supreme Court of India.

Difficulties in recovering these claims (whether through tariff increases or litigation) from the respective government/authorities in a timely manner, unfavorable regulatory interpretations or decisions or delays in dispute resolution mechanisms could adversely affect our cash flows, revenues and the long-term viability of our projects, as the relevant costs have already been, or will be, incurred in line with our PPAs

Certain portions of our revenue, including merchant power sales, are prone to price volatility which is difficult to predict or hedge

Revenue from merchant power sale (selling electricity on the electricity exchanges) account for 4% of our total income. Merchant exchange rates are highly volatile. Selling power on the energy exchange instead of selling power on predetermined rates under the long term PPAs, may result in fluctuations in our revenue as the price at which power is sold may vary and would depend on the demand and supply for energy in the short-term energy exchange market. Periods of high solar generation hours coupled with increased capacity and heightened competition have driven the price downward. Further these risks are further compounded by the limited ability to accurately forecast or hedge against intraday pricing fluctuations in markets. This price volatility can materially reduce revenues from merchant power sales. As a result, our ability to diversify our long-term contracted revenue portfolio with these revenue streams becomes less predictable, potentially leading to earnings volatility and margin compression.

Counterparties to our PPAs may not fulfil their obligation.

We generated 46% of our total income from PPAs with central and state government-utility companies and 7% of our total income from commercial and industrial customers (C&I) in the year ended March 31, 2026. Government entities to which we sell power do not have international credit ratings that we can use to evaluate their credit condition. There may be delays in collecting receivables (including interest on delayed payment) from customers because of their financial condition and some customers may become subject to insolvency or liquidation proceedings during the term of our PPAs. The credit support received by such customers may not be sufficient to cover our losses in the event of a failure to perform.

In addition, external events, such as an economic downturn or failure to obtain regulatory approvals, could also impair the ability of some our customers to fulfil their obligations under the PPAs.

Any failure to recover money from our customers could have an adverse impact on our financial condition, results of operations and cash flows. As of March 31, 2026, we had gross trade receivables of Rs. 25,303 million, of which receivables from government owned or controlled entities accounted for Rs. 20,042 million and Rs. 1,763 million from C&I (excluding receivables pertaining to our manufacturing operations).

Our PPAs may be terminated upon the occurrence of certain events.

Our profitability is largely a function of our ability to manage our costs during the terms of the PPAs and operate our power projects at optimal levels. If we are unable to manage our costs effectively or operate our power projects at optimal levels, our business and results of operations may be adversely affected. Our PPAs typically allow an offtaker to terminate the agreement or demand penalties from us upon the occurrence of certain events, including but not limited to, the failure to comply with prescribed minimum shareholding requirements; complete project construction or connection to the transmission grid by a certain date; supply the minimum amount of power specified; comply with prescribed operation and maintenance requirements; obtain regulatory approvals and licenses; comply with technical parameters set forth in grid codes and regulations; delay in tariff adoption and comply with other material terms of the relevant PPA. Furthermore, most of our PPAs allow termination on a case-by-case basis in the event force majeure event(s) continue for an extended period of time. We have terminated certain projects on account of force majeure event(s), delay in allotment of land due to changes in government allotment policies, which are pending adjudication before various courts/ judicial forums in India. For example, our subsidiaries, sought termination of their respective PPAs on account of force majeure and impossibility of performance. This was allowed by the Uttar Pradesh Electricity Regulatory Commission permitted without financial penalties. However, the counterparty SECI has filed an appeal against the order which is pending before the Appellate Tribunal for Electricity. If a PPA is held to be terminated invalidly, we could be exposed to additional financial and legal liability, reputational damage, and we might not be able to enter into a new PPA on favorable terms or at all. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

In some of our cases before CERC, our subsidiaries, have sought for extensions of scheduled commercial operation date under the relevant PPA on account of force majeure and change in law events. While established CERC precedents suggest a favorable outcome is likely, there remains a risk that the subsidiary could be liable for liquidated damages if the outcome of the petition is otherwise.

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

Certain of our PPAs allow our offtakers to purchase a portion of the relevant project from us under certain circumstances. Some of the PPAs also entitle our lenders to appoint another party as the operator of our projects, under certain circumstances, such as the creation of security contravening the terms of the relevant PPAs, bankruptcy, insolvency or winding up proceedings against a power generator, or a change in control event without the lender’s consent. If any third party is not appointed within the stipulated time, the PPAs may be terminated by the offtakers and we may be required to acquire the project on mutually agreed terms in the relevant PPAs. If we are unable to acquire the project, the lenders may enforce their mortgage rights under the respective credit agreements. If such buy-outs or step-ins occur and we are unable to locate and acquire suitable replacement projects on time or at all, our business, financial condition and results of operations may be materially and adversely affected.

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
•
challenges in retaining and up-skilling workforce across geographies and technologies;
•
labor and vendor disputes;
•
health and safety risks;
•
technological and equipment failures;
•
exposure to liquidated damages and penalties for delays or underperformance by contractors / sub-contractors; and
•
any other unforeseen issues or cost escalations.

Additionally, we are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, we cannot assure that we will be successful with any warranty claims against all our suppliers. If we fail to ensure the smooth operation of our plants and development activities, we may incur additional costs in engaging third party service providers to undertake our EPC activities or experience significant delays or disruption of our operations. We also enter into solar and wind energy project contracts on a business-to-business basis under which we are responsible for designing, constructing, and installing and maintaining these projects. Any delay, default, malfunctioning or unsatisfactory performance by our in-house teams could result in significant losses, damage our reputation and expose us to claims which we may not be able to recover from any third party, and therefore, adversely affect our business, cash flows and results of operations.

Operation and maintenance of renewable energy projects and manufacturing facilities involve significant risks that could result in unplanned outages, reduced output, or other adverse consequences.

There are risks associated with the operation of our projects and manufacturing facilities including but are not limited to:

•
greater or earlier than permissible degradation, or failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and/or other equipment;
•
design or manufacturing defects or failures, including defects or failures that are not covered by warranties or insurance;
•
loss of interconnection capacity, due to grid or system outages or curtailments, reduced wind and solar irradiance
•
equipment failure, sub optimal plant maintenance, absence of technical expertise, shortage of spare parts resulting in higher-than-normal repeated outages.
•
lack of skilled manpower in remote or difficult-to-access project locations, impacting response time and asset uptime
•
location related operational challenges such as protest from locals, theft;
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

Any of the risks described above could significantly decrease or eliminate revenues of a project, significantly increase operating costs, or give rise to penalties by contractual counterparties. Any of these events could have a material adverse effect on our business financial condition and results of operations.

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

Contractors and suppliers in our projects are generally subject to liquidated damages for failures to achieve timely completion or for performance shortfalls. Our O&M contractors may fail to plan their operational strategy for the complete lifecycle of a given project, which could potentially create problems such as an inability to service turbines or solar modules over the project lifecycle, or failure to maintain the required site infrastructure or adequate resources at project sites. If our O&M contractors fail to perform as required under O&M agreements, affected projects may experience decreased performance, reduced useful life or shutdowns, any of which may adversely affect our operational performance, financial condition and results of operations. Liquidated damages payable under third-party contracts are generally limited to a specified amount or a percentage of the contract price or the annual fees payable. As a result, the liquidated damages recovered from defaulting vendors may not be sufficient to cover our losses. Furthermore, in instances where our contractors or suppliers are involved in disputes, litigations, or regulatory issues, their ability to fulfil their contractual obligations to us may be compromised, leading to project delays, additional costs, and potential legal liabilities for us. Any failure of our contractors to maintain adequate insurance coverage may further limit our recovery for damages resulting from contractor default, delay, or negligence.

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

Our failure to obtain raw materials, components and equipment that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to set up projects and maintain projects in a timely and cost-effective manner. Some of our key raw materials and components, and equipment are either single-sourced or sourced from a limited number of suppliers. Because of limited supply, it may be difficult to repair or replace equipment or components on a timely basis. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. We may be unable to identify new suppliers or qualify their products for use in our plants in a timely manner and / or on commercially reasonable terms. A constraint on supply chain may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, we may also be unable to effectively manage fluctuations in the availability and cost of logistics services associated with the procurement of raw materials or equipment used by us. If we are unable to pass such cost increases to our customers, a substantial increase in prices or any limitations or disruptions in our supply chain could adversely impact our profitability and long-term growth objectives.

Restrictions on equipment imports, and other factors affecting the price or availability of equipment, may increase our business costs. A certain portion of our equipment including but not limited to, solar cells, wafers and modules, is imported from China and certain other countries. Any restrictions or additional duties imposed by the governments of India or China, or any other exporting countries could adversely affect our business operations and future prospects. For example, in March 2021, the GoI imposed customs duties on the import of solar modules and solar cells after March 31, 2022 from China. As a result, we were subject to imposition of customs duties by government authorities for importing solar modules from China. There is no assurance that other such duties will not be levied in the future. Such duties could result in an increase in our input costs for our solar business, especially if the costs cannot be passed on to our offtakers, which could have a material adverse impact on our business, financial condition, cash flows and results of operations.

The Ministry of New and Renewable Energy, GOI exempted projects commissioned by March 31, 2024, from procuring modules only from approved suppliers. Effective April 1, 2024, the Approved List of Models and Manufacturers (ALMM) requirement has been reinstated for government-sponsored or subsidized solar projects. Effective June 1, 2026, in line with the ALMM requirements all projects falling under the purview of the ALMM will need to procure solar cells from the manufacturers specified in the list. These regulations may affect project timelines, creating challenges for procuring imported photovoltaic modules/cells due to domestic capacity availability. In the event of domestic modules/cells being more expensive than imported module/cells, our input costs will increase. Government measures to promote domestic manufacturing and reduce import dependence may lead to increased input costs, additional regulatory changes, compliance costs, potentially affecting our project economics and operational flexibility.

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

Though we ask our vendors to represent that they abide by international labor norms and do not allow forced labor in their operational set-ups, we cannot determine with certainty whether all our suppliers comply with such norms. If they were found not to follow them, we might have to find alternative suppliers on short notice, resulting in construction delays, disruption and higher costs. While we have developed multiple supply sources in a number of countries, we could still be adversely affected by increased costs, negative publicity, or other materially adverse consequences to business. If we are not in compliance with these or other similar laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other materially adverse consequences.

Delays in obtaining, or a failure to maintain, governmental approvals and permits required to construct and operate our projects may adversely affect such projects and our business.

The design, construction and operation of our projects are highly regulated, require various governmental approvals and permits, and may be subject to conditions that may be stipulated by relevant government authorities which vary from state to state. There can be no certainty that all permits required for a given project will be granted on time or at all. If we fail to obtain or renew such licenses, approvals, registrations and permits in a timely manner, we may not be able to commence or continue operating our projects in accordance with our contracted schedules or at all, which could adversely affect our business and results of operations. An example of such delay is the approval required for “change in land use from agricultural to non-agricultural” in the state of Karnataka, India. Such approvals can take between six months to two years, which could impact our ability to meet the timelines under our PPAs. In such circumstances, we may have to begin the development of projects while the relevant approvals are pending. Further, for projects that are under construction or nearing commissioning, there may be limited visibility regarding the timely availability and adequacy of the transmission system required for complete evacuation of power. Any delay in the availability of transmission infrastructure, grant of connectivity or operationalization of evacuation facilities may delay project commissioning, restrict power evacuation, result in termination of PPA and adversely affect the company’s ability to generate and realize revenues. Such delays may also result in financing costs and debt service obligations being incurred without corresponding revenue generation and could expose the company to liquidated damages encashment of performance security, penalties and termination risks.

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

We require significant capital for the installation and development of our projects and to grow our business. We believe that we have benefitted from a well-balanced mix of equity, corporate debt and project financing that has contributed to the rapid growth of our business. We might not be able to continue financing or refinancing our projects with an effective combination of equity and debt as we have done in the past and the interest rates and the other terms of available financing might not remain attractive. We may also from time to time divest certain assets to monetize their value for our wider business. These plans are subject to various contingencies and uncertainties, and including the performance of the relevant assets and market conditions at the time of any proposed divestment.

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

There can be long delays between our making significant upfront investments in projects and receiving revenue.

There are generally many months or even years between our initial bid in renewable energy auctions to build solar, wind and hydro energy projects and the date on which we begin to receive revenue from the sale of electricity generated by such projects. Our initial investments include legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of solar panels, modules, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for 25 years from commencement of commercial operations given the typical length of the PPAs, but we bear the costs of our initial investment upfront. Furthermore, we have historically relied on our own equity contribution and debt to pay for costs and expenses incurred during project development. We typically receive revenue from energy projects only when they are operational and we commence supply of power to offtakers. There may be long delays from the initial bid to projects becoming shovel- ready, due to the timing of auctions, permits and the grid connectivity process. The timing gap between our upfront investments and actual generation of revenue, or any added delay due to unforeseen events, could put strains on our liquidity and resources and adversely affect our profitability, results of operations and cash flows.

If we cannot develop our projects and convert them into operational projects for any reason, our business will not grow and we may have significant write-offs and penalties.

We may be unable to meet our development targets because we may have difficulty in converting our under-construction projects into operational projects. Completing construction of the under-construction projects into operational projects as anticipated, or at all, involve numerous risks and uncertainties. From time to time, we have been constrained to either partially abandon projects on which we had started development work, or re-categorize projects to a less advanced stage than previously assigned to them. For example, we received a notice from the Ministry of Defence requiring the dismantling of six wind turbine generators (WTGs) at our Patoda STU project due to their location within a designated “red zone,” which is a geographic area where certain restriction is imposed based on national security. Following management’s review, an additional four WTGs may also fall within this restricted area. While we are actively engaging with the Ministry to reassess the red zone boundaries and conduct new surveys, we have recorded provisions for costs incurred through the date of this Report date, including potential dismantling expenses.

Abandonment or re-categorization of our projects may make it difficult for us to achieve our capacity goals by target dates if at all. Substantial expenses may also be incurred in the construction and development of the projects. If such projects cannot be developed into operational projects, we may have to write-off such expenses, which could adversely effect on our business, cash flows, financial condition and results of operations. We may also face significant transmission penalties, revocation of connectivity approvals, or adverse consequences under the PPAs, if we are unable to execute our projects. In addition, those projects that begin commercial operations may not meet the return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or generate revenue in the originally anticipated time period or at all.

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

India’s physical infrastructure, including but not limited to its electricity grid, is less developed than that of many countries. As a result of grid constraints, (congestion and restrictions on transmission capacity) the transmission of the full output of our projects may be curtailed. We may have to stop producing electricity during periods when electricity cannot be transmitted for instance, when the transmission grid malfunctions. Further, in certain cases, the interconnection approval to the grid is granted on a temporary basis. If interconnection approvals are not regularized or there is a delay in readiness of the transmission network, it may result in lack of evacuation facilities being available for projects. This may affect our ability to supply the contracted amount of power to the offtaker which may result in penalties being imposed on us under the PPAs. If transmission infrastructure does not already exist, is inadequate or is otherwise unavailable, we are responsible for establishing a connection with the grid interconnection ourselves. In such cases, we will be exposed to additional costs and risks associated with developing transmission lines and other related infrastructure, including but not limited to the ability to obtain rights of way from landowners for the construction of transmission grids, which may delay or increase the cost of our projects.

Although the GoI has accorded renewable energy “must-run” status (which means that any renewable power that is generated must always be accepted by the grid), power producers and government entities are required to undertake planned generation and drawing of power in order to maintain the safety of the power grid. The GoI and / or the states we operate in also impose deviation charges under applicable scheduling, forecasting and deviation settlement Mechanism (“DSM”) for shortfall or excess in the generation of power in order to facilitate grid integration and stability of renewable power generating stations. The DSM regulations are subject to periodic amendments and may impose additional financial and compliance obligations. In some cases, this may curtail our ability to transmit electricity into the power grid and / or impose additional financial costs on us, which may adversely affect our financial condition and results of operations.

Higher than budgeted curtailment by state/central electricity authorities or grid operators may adversely impact our revenues, operational and financial performance.

The Company’s renewable energy assets are subject to curtailment risk, whereby generation may be reduced below available capacity due to transmission congestion, grid stability requirements, supply-demand imbalances, or other operational constraints imposed by state electricity boards. Curtailment may occur even when generation resources are available and can result in the inability to deliver electricity to offtakers, leading to reduced revenues, lower plant load factors, and potential non-achievement of contracted volumes under power purchase agreements. Current curtailment has a significant financial and operational impact such loss of energy sales, renewable energy credits, and variability in cash flows, which may adversely affect debt service capacity and returns on investment. In addition, curtailment risk is increasing in markets with rapid renewable capacity additions where transmission infrastructure and storage solutions have not scaled commensurately, and may be exacerbated by evolving regulatory frameworks, grid operation practices, and contractual allocation of curtailment risk under PPAs.

Technical problems may reduce energy production below our expectations.

Our generation assets, including transmission lines and facilities that we construct or own, may not continue to perform due to equipment failure, wear and tear, latent defects, design error or operator error, early obsolescence or force majeure events, among other factors, which may lead to unexpected maintenance needs, unplanned outages or other operational issues shortfalls in generation and adverse consequences under our PPAs, and could have a material adverse effect on our projects, business, financial condition and results of operations. In addition, spare parts for wind and solar equipment and key pieces of electrical equipment may be hard to acquire or may have significant sourcing lead time. Specifically, for wind turbines, we utilize the proprietary technology of some of our vendors and any failure by that vendor in supplying the technology or providing periodic maintenance or upgrade in a timely basis could adversely impact our operations. Further, our sources for some significant spare parts and other equipment are located outside of India. If there is a shortage of critical spare parts or replacement solar modules, we could incur significant delays in returning our facilities to full operation. There also may be unforeseen expenses if vendors default on their warranty obligations.

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

Our ability to realize our business and growth plans is dependent on our ability to develop and secure rights to land sites and corresponding right of way (RoW) suitable for the development of projects. Suitable sites are determined on the basis of cost, wind, solar and hydro resource levels, topography, grid connection infrastructure and other relevant factors, which may not be available in all areas in limited and are located in rural and semi urban areas.

Further, wind, solar and hydro energy projects must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with adequate evacuation and transmission infrastructure, including right of way. Solar energy and transmission infrastructure projects also require sufficient contiguous land for development, which may be difficult to procure on suitable terms. Some locations used for evacuation and transmission facilities are not owned by us and are located on land owned by third parties. Land used for our projects is subject to other third-party rights such as rights of passage and rights to place cables and other equipment on the properties, which may interfere with our right to use the land and ultimately impair our operations. Our construction and maintenance activities may also lead to inadvertent damage to crops or land due to the movement of heavy machinery and vehicles. This may result in claims, disputes or compensation obligations, which could increase project costs.

With favorable land being limited, increased competition is further reducing the availability of favorable land at optimum price. In addition, our project sites may be impacted by competing land use priorities, including infrastructure or development projects undertaken by government authorities or other third parties. Such developments may lead to restrictions, relocation requirements or delays in project execution. We also face risks arising from changes in land policies, local administrative practices or community-related issues that may affect access to land or RoW.

Land records in such areas are often not fully digitized and updated, which may result in challenges in title verification, competing ownership claims or disputes. As a result, we may face delays in securing land rights or RoW approvals, or may be required to incur additional costs, including legal expenses, compensation payments or negotiated settlements with landowners, farmers or local communities. In addition, our project sites may be impacted by competing land use priorities, including infrastructure or development projects undertaken by government authorities or other third parties. Such developments may lead to restrictions, relocation requirements or delays in project execution. We also face risks arising from changes in land policies, local administrative practices or community-related issues that may affect access to land or RoW. These factors may result in project delays, cost overruns, litigation or operational disruptions. On account of the above, successful land procurement and access to land cannot be assured at all times. This may result in project delays, cost overruns, litigation or operational disruptions. Any such developments could adversely affect the timely completion and performance of our renewable energy projects and, consequently, our business, financial condition and results of operations.

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

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new areas of business and geographies. We continue to explore new business segments, through strategic partnerships with other entities. We have or may enter into the business of green hydrogen generation, pumped storage solutions, manufacturing module cleaning robots, ingot wafer, glass, and data centers, among others.

Each new line of business is subject to distinct competitive and operational dynamics. Operating in such different areas may also impact our ability to bid competitively on account of limited capital pool being available for allocation. It may be difficult for us to understand and accurately predict the impact of varying customer preferences and assess the financial impact of operating in new lines of businesses that we may enter into in the future as we may not be able to predict accurately the operations and corresponding output of these projects. In addition, the market for each such new line of business may have unique regulatory dynamics of its own that are not common to other areas/lines of business that we already operate in. These include laws and regulations that can directly or indirectly affect our ability to set up and operate projects in such areas as well as determine the costs associated with, setting up new projects and monitoring such projects.

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

Our expansion into battery energy storage systems exposes us to technology, operational, supply chain, regulatory, and financial risks that could materially and adversely affect our business and results of operations.

We are increasingly investing in and deploying battery energy storage systems (BESS), including lithium-ion-based storage solutions, as part of our renewable and firm power portfolio. As of March 31, 2026, our portfolio consisted of 100 MW of BESS. These systems present a range of risks that differ from, and may be more complex than, those associated with traditional renewable energy generation assets. Battery storage systems are subject to technology performance and degradation risks, including shorter-than-expected useful life, reduced storage capacity, lower round-trip efficiency, and performance variability under different operating and environmental conditions. Any failure of battery systems to perform as expected could result in reduced project returns, increased maintenance or replacement costs, and potential contractual penalties.

In addition, battery systems may be exposed to operational and safety risks, including thermal runaway events, fires, explosions, or other hazardous incidents. Such events could lead to injury, damage to property, environmental liabilities, project shutdowns, and reputational harm. While we implement safety protocols and rely on experienced OEMs and integrators, there can be no assurance that these measures will eliminate all risks.

Our battery storage projects also depend on a limited number of suppliers and OEMs, including global manufacturers of battery cells, modules, and energy management systems. Disruptions in the availability or pricing of these components, including due to geopolitical factors, trade restrictions, or concentration of manufacturing in certain regions, may increase project costs or delay project execution.

Further, the regulatory and market framework for battery storage is still evolving in India. Uncertainty regarding tariff structures, ancillary service markets, dispatch mechanisms, grid integration requirements, and revenue recognition for storage assets may affect the commercial viability of our investments. Any adverse regulatory changes or delays in establishing clear policies could materially impact returns on these projects.

Battery storage projects typically involve higher upfront capital costs, evolving financing structures, and uncertain revenue streams, particularly where revenues are linked to merchant markets, peak pricing, or grid services. As with our renewable energy projects, our ability to implement our growth strategy depends on access to capital on acceptable terms, and any constraints in financing battery storage assets could limit our growth in this segment.

In addition, integration of battery systems into hybrid or round-the-clock renewable projects introduces complex operational dependencies, including coordination with generation assets, grid availability, and forecasting accuracy. Any mismatch or inefficiency in integration could reduce overall project performance and financial returns.

We have entered or will enter into strategic partnerships and joint ventures to develop battery storage capabilities, including collaborations with global technology providers. However, there can be no assurance that these partnerships will deliver the expected benefits or that we will be successful in scaling our storage business, consistent with risks we face in expanding into new areas of business or technologies. If any of the foregoing risks materialize, our business, financial condition, results of operations, cash flows, and growth prospects could be materially and adversely affected.

Inability to scale systems to provide continuous green power supply to data center customers may limit potential to grow in this customer segment.

Rapid growth of hyperscale data centers in India is creating unprecedented renewable energy demand. Our ability to serve data centers depends on continuous, high-reliability power supply as data centers require uninterrupted electricity and cooling to avoid outages. Any failure to deliver reliable power could lead to contractual breaches, penalties, or reputational damage. Renewable energy sources are inherently variable, and if we are unable to complement generation with storage, backup power, or grid support, this may impact our ability to meet the strict uptime requirements of data center operators. Further, increasing competition from major industry players offering bundled renewable, storage and captive supply to Data Centers may lead to pricing pressure and reduced market share adversely affecting our business and prospects.

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

Additionally, changes in regulatory or market conditions post-acquisition could affect the anticipated benefits of the acquisition and require adjustments to our strategic plans. We may also face increased scrutiny from regulators or stakeholders as a result of acquiring new businesses, which could lead to additional compliance costs and potential delays.

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

Certain raw materials used in our battery storage, solar module and cell operations have a limited shelf life and may be corrosive, flammable, or otherwise hazardous, requiring specialized storage and handling. Improper storage, handling, or processing of such materials may result in damage or contamination, potentially impacting the quality and safety of our finished products. Although we have established controls and procedures to mitigate these risks, any failure of such systems—including mishandling of hazardous substances, gas leaks, explosions, or other adverse incidents during manufacturing, transportation, or storage could result in significant property damage, regulatory penalties, civil claims, and, in certain cases, criminal liability.

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

Potential weaknesses in our internal controls over financial reporting could materially and adversely affect our financial condition and stakeholder confidence.

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

The loss of senior management including other key employees, or a high rate of employee attrition, or shortage of skilled labor for the renewable industry and emerging technologies, could materially disrupt our operations, impair execution of our business strategies, and adversely affect our competitive position.

We depend on our senior management team and the loss of any key employee could adversely impact our business. We also depend on our ability to retain and motivate our employees and attract qualified new employees. Because of the growth of the renewable energy industry and increased competition, there is a scarcity of skilled personnel with experience in the industry. If we lose a member of our management team or a key employee, we may not be able to replace the position timely. Significant attrition at middle to lower management may impact our operations. Integrating and training new employees with no prior experience in the renewable energy industry could prove disruptive to our operations as it would require a disproportionate number of resources and management attention which may ultimately prove unsuccessful. As we diversify our operations to newer areas like green hydrogen, BESS, pumped storage, and data centers we will need highly skilled employees. As the workforce prepares for these new areas of operation, we may face intense competition for electrochemical engineers, H2 specialists, and AI-for-energy talent. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under-development projects on schedule and within budget, which may adversely affect our business and strategy implementation.

We have substantial indebtedness and are subject to restrictive and other covenants under our debt financing arrangements.

As of March 31, 2026, we had total borrowings (which consisted of long-term interest-bearing loans and borrowings including current maturities of long-term interest-bearing loans and borrowings and short-term interest-bearing loans and borrowings) of Rs. 767,766 million (including compulsorily convertible debentures of Rs. 22,511 million). We expect to continue to finance a significant portion of our project development costs with debt financing. Our ability to meet payment obligations under our outstanding debt depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control, such as, the general condition of global equity and debt capital markets, economic and political conditions and development of the renewable energy sector. If we are unable to generate sufficient cash flow to satisfy our debt obligations or other liquidity needs, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There is no certainty that any refinancing or restructuring of debt would be possible, that any assets could be sold or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms may result in default on our debt obligations and make it more difficult for us to obtain financing in the future, which in turn would materially and adversely affect our financial condition and results of operations.

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

We may provide corporate guarantees or other non-fund-based commitments for financing, overseas investments or subsidiary obligations. Such guarantees may be subject to FEMA, RBI and related reporting, approval and financial commitment requirements. Any regulatory restriction, non-compliance or invocation of such guarantees could adversely affect our liquidity, leverage, debt service capacity and financial condition.

Impairment of our long-term assets may have an adverse impact on our results of operations and financial condition.

We have goodwill of Rs. 16,749 million as of March 31, 2026 as compared to Rs. 11,596 million as of March 31, 2025. Goodwill has an indefinite life under IFRS. This amount is allocated to our cash generating units or groups of cash generating units, which, if they contain goodwill, are tested at least annually for impairment or more frequently when there is an indication that the units may be impaired. If the recoverable amount of the cash generating unit is less than it carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized in the statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. During the year ended March 31, 2026, we recognized goodwill of Rs. 6,002 million on account of control acquisition in 3E NV and derecognized goodwill of Rs. 37 million on account of sale of an entity “Climate Connect Digital Limited”. Further, we have recognized an impairment loss of Rs. 812 million against goodwill allocated to Ostro Energy Group in the year ended March 31, 2026.

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

We are involved in various tax and legal proceedings that involve claims for various amounts of money or how we conduct our business. Such proceedings could divert our management’s time and attention and consume financial resources. As of March 31, 2026, we had disputes with various tax authorities, including the commercial taxes departments of certain states, concerning, among other things, income tax, entry tax, GST and customs. We are also involved in certain disputes with offtakers, including in relation to the recovery of overdue payments from our offtakers and delay in setting up of projects and supply of electricity. Changes in regulations or tax policies, or adoption of differing interpretations of existing provisions, and enforcement thereof by governmental, taxation or judicial authorities in India relating to us may result in legal proceedings from time to time. We have ongoing disputes with certain of our offtakers in connection with claims for increased tariffs due to “change in law,” “force majeure events” and others. See the section titled “Consolidated Statements and Other Financial Information — Legal Proceedings” under Item 8.A.

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

We attempt to maintain the latest international technology standards and requirements for our business and may adopt new technologies for growth and cost effectiveness. However, the technology relevant to our business is continuously evolving. These technological changes may require improvement of our products, such as solar modules/cells with higher conversion efficiency and larger/thinner cells including perovskite-tandem technology. Some of our existing technologies and processes in our business may become obsolete or perform less efficiently compared to newer and better technologies and processes. We need to continuously track changing technologies and to invest financial resources in research and development (R&D) to further improve the products, reduce cost, enhance efficiencies and otherwise keep pace with technological advances. We seek to continuously improve our products and processes, including, for example, through certain planned improvements in minimizing cell losses, laser enhanced contact optimization in tools etc. Other companies may develop production technologies that enable them to produce solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. While we are actively working on adapting and developing newer technologies, we could face difficulties in implementing and integrating new technologies, on account of substantial time and effort for adoption, stabilization and unbudgeted cost escalations. Further, we may not be able to access newer technologies at competitive prices or at all, which may restrict us from participating in bids competitively. The cost of upgrading existing equipment or implementing new technologies, could be significant and may adversely affect our operations results if we are unable to pass on such costs to our customers. There can be no guarantee that expenditures incurred on this account will produce corresponding benefits. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially adversely reduce our market share and affect our results of operations. The development and implementation of such technology entail technical and business risks and significant costs of implementation.

Changing weather conditions may require changes in the type of equipment being used in our plants. We are dependent on OEMs and vendors for such technological advancements. Failure of the OEMs or vendors to make technological changes may impact the efficiency of our plant operations. Failure to respond to technological changes effectively and timely may adversely affect our business, results of operations, hinder our ability to secure future projects, and adversely impact our long-term financial performance and growth prospects.

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

As of March 31, 2026, we had 4,720 full-time employees. While we have not had any instances of strikes or lockouts since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labor necessary to complete such assignments. Although we do not engage these laborer’s directly, we may be held responsible for wage payments to laborers engaged by contractors should the contractor’s default on wage payments. The occurrence of such events could materially adversely affect our business, prospects, financial condition, cash flows and results of operations.

Fluctuations in foreign currency exchange rates may adversely affect our expenditure and could result in exchange losses.

The business activities of the Group are primarily carried out in Indian Rupees. However, some of our capital expenditures, particularly those for equipment and raw materials imported from international suppliers, and external borrowings are denominated in foreign currencies and some of our other obligations, including our external commercial borrowings, are also denominated in these currencies. Revenues from some of our businesses such as carbon credit are denominated in foreign currency.

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

Increased focus by governments, regulators, investors, employees, business partners and other stakeholders on corporate environmental, social and governance (“ESG”) considerations such as greenhouse gas emissions, natural resource management, human rights and human capital management practices. While we endeavor to comply with various laws and regulations any failure, perceived or otherwise, to comply with existing and emerging ESG-related laws and regulations in the United States, Europe and elsewhere, or meet varied and evolving stakeholder expectations or standards with respect to ESG issues could result in legal and regulatory proceedings and may harm our business, reputation, financial condition and results of operations. Changes in ESG regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investment in product designs, result in carbon offset investments or otherwise could negatively impact our business and/or competitive position.

Natural and catastrophic events may reduce energy production below our expectations.

A natural disaster, severe weather conditions or an accident that damages or otherwise adversely affects any of our operations could materially and adversely affect our equipment, business, financial condition and results of operations. Severe floods, including glacial lake outburst, lightning strikes, earthquakes, extreme wind conditions, severe storms, wildfires, adverse monsoons and other unfavorable weather conditions (including those from climate change) or natural disasters could damage our property and assets or require us to shut down plants or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity production levels and revenues from operations. In addition, catastrophic events such as explosions, terrorist acts or other similar occurrences could result in similar consequences or in personal injury, loss of life, environmental danger or severe damage to or destruction of the projects or suspension of operations, in each case, adversely affecting our ability to maintain and operate the projects and decreasing electricity production levels and revenues from operations. Further, any social unrest or local law and order issues arising from our operational activities may lead to business disruption and reputational loss. Any of these events could adversely affect our business, financial condition, cash flows, results of operations and prospects.

Military conflicts, acts of war, civil unrest, terrorism and pre-existing hostile conditions may adversely impact our operations.

Military conflicts, civil unrest, political instability, terrorist attacks and pre-existing hostile conditions in regions where we have our operations, suppliers from whom we import equipment and customers and their operations may lead to business disruptions including site shut downs resulting in loss of revenue, supply chain restriction, increased costs, currency volatility, or regulatory changes. For example, recent escalations in the Middle East have led to sharp increases in fuel and supply chain costs impacting our cost of operations. Prolonged conflict may lead to sustained construction delays, supply chain and shipping disruptions, and restricted access to insurance coverage. which may adversely affect project timelines and costs. Although, the Ministry of New and Renewable Energy (“MNRE”) through its Office Memorandum dated April 29, 2026, has recognized the prevailing situation in West Asia as a force majeure event and provided that affected developers may be eligible for extension of timelines without penalties, subject to verification of the relevant facts and circumstances, such relief does not address or compensate for increases in input, logistics or financing costs arising from such disruptions. Accordingly, there can be no assurance that such relief will be available or sufficient to mitigate the adverse impact of these developments in all cases.

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

Furthermore, global events such as supply chain constraints, rising retail and wholesale inflation, volatility in global oil prices and other commodity prices, and events such as the resurgence of pandemic etc. have impacted the macro-economic conditions. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. For example, reciprocal tariffs being imposed by various countries may cover various goods, including components critical to our operations. This may result in increased input costs, procurement delays, and supply chain disruptions, potentially affecting our project timelines and financial performance. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

Being a Nasdaq listed company, we need to comply with U.S. trade sanctions or export control laws and regulations, which could materially and adversely affect our business, financial condition, and results of operations. Our operations, or those of our partners or customers, could be affected by changes in the scope or enforcement of U.S. sanctions laws, including those administered by the Office of Foreign Assets Control (OFAC) or the U.S. Department of Commerce. Any actual or perceived violations could result in substantial penalties, restrictions on our ability to conduct business with U.S. entities or in U.S. dollars, or reputational harm. Additionally, if we inadvertently engage in transactions with sanctioned parties or countries, or if additional sanctions are imposed on jurisdictions where we operate or source components, our access to global markets may be restricted, and we could face disruptions in supply chains and financing.

The geopolitical situation between China and the rest of the world including India, as well as broader international dynamics, pose significant risks to our renewable energy business. Tensions between China and India have led to regulatory changes and trade restrictions, impacting the import of crucial components like Solar PV modules, cells, ingot wafers, and other solar equipment from China. Any escalation in these tensions could result in further restrictions, increased tariffs, or even bans on imports, severely disrupting our supply chain. Given that a substantial portion of our raw materials and components are sourced from China, these disruptions could lead to project delays, increased costs, and difficulty in maintaining competitive pricing. Additionally, shifting global trade policies and alliances could further complicate our ability to secure necessary materials, impacting our operational efficiency and long-term strategic planning. Such geopolitical uncertainties could adversely affect our ability to complete projects on time and within budget, ultimately affecting our financial performance and market position.

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

Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Risk could arise from system defects, such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems. For example, during the recent US, Israel and Iran conflict there was heightened threat perception in cyber space. These events could lead to financial losses, loss of business or potential liability and may even lead to our projects coming to a complete standstill.

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

With technological evolution, we may potentially use systems and tools that incorporate AI-based technologies for developing, producing, deploying and rendering our products or services, interacting with customers and our workforce. New and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. The development, adoption, integration, and use of AI technology remain in early stages, and ineffective or inadequate AI governance, development, use, or deployment practices by us or third parties could result in unintended consequences. Flawed deployments, producing erroneous or harmful outputs could damage our reputation and lead to legal liabilities. Thoroughly testing generative AI models is challenging due to their complexity and the unpredictability of their outputs. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the deployment and use of AI. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in relation to the areas of intellectual property, cybersecurity, and privacy and data protection. Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy, or use AI technologies. Any of the foregoing may result in decreased demand for our products and services, harm to our business, financial condition, results of operations, or reputation.

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

Our operating results are closely linked to the utilization of our manufacturing capacity; however, high installed capacity does not necessarily translate into increased revenue or profitability. Fluctuations in product demand and variability across product categories can disrupt production planning, leading to overproduction of certain products and underutilization of others. Our manufacturing processes must frequently adjust to shifting customer requirements, which may result in production inefficiencies and capacity mismatches. We are currently constructing an approximately 4 GW Topcon cell facility at Dholera and will soon commence construction of a 6.5 GW solar ingot wafer manufacturing plant in Andhra Pradesh. Our expansion and backward integration initiatives are based on demand forecasts influenced by factors such as industry trends, seasonality, weather conditions, customer preferences, and overall economic conditions. If these assumptions prove inaccurate, our expanded or upgraded facilities may remain underutilized. Efficient capacity utilization is also subject to factors beyond our control, including industry oversupply or weak demand. Prolonged or significant underutilization of our manufacturing facilities could materially adversely affect our business, growth prospects, and financial performance.

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

Certain of our key raw material purchase contracts include variable pricing terms, which are driven by underlying indices for certain commodities, including aluminum, steel, silicon, copper, lead and silver paste. Fluctuations in such underlying commodity indices may impact our raw material costs. Additionally, an increase in price levels generally, such as inflation related to the cost of raw materials, key manufacturing equipment, labor, and logistics services and exchange rate fluctuations, could adversely impact our profitability.

The loss of any significant customers in manufacturing business, or contract rescindment may significantly reduce our sales and impact our financials.

We sell modules to various utilities, independent power producers, commercial and industrial companies in addition to our intercompany sales. These third-party sales (Rs. 40,846 Mn) represented approximately 31% of the total company’s revenue as at March 31, 2026. The loss of any of our significant customers, their inability to perform under their contracts, or their payment defaults could significantly reduce our net sales and/or adversely impact our operating results. While our contracts with customers typically have certain firm purchase commitments and may include provisions for the payment of amounts to us in certain events of contract termination, these contracts may be subject to amendments made by us or requested by our customers. These contract terminations or amendments may reduce the volume of modules to be sold under the contract, adjust delivery schedules, and/or otherwise decrease the expected revenue under these contracts and could significantly reduce our net sales and negatively impact our results of operations. Additionally, although we require some form of payment security from our customers, such as bank guarantees, or commercial letters of credit, in the event the providers of such payment security fail to perform their obligations, our operating results could be adversely impacted. Total amount receivables as at March 31, 2026 from solar module and cell customers was Rs. 2,579 million (11% of the total receivable outstanding).

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

Failure of our sales distributors to perform their duties may adversely affect our manufacturing business.

We sell our modules through 19 distributors as well (accounting for approximately 5% of the total manufacturing revenue as at March 31, 2026) in addition to direct sales to customers. We do not have exclusive arrangements with these distributors. As a result, these distributors may market and sell products from our competitors, which may affect our sales and market share. These distributors may generally terminate their relationships with us at any time, or with short notice, and further may fail to devote the resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect or may focus their marketing and sales efforts on our competitors’ products. We typically provide our distributors with training and other programs; however, these programs may not be effective or utilized consistently. Further, newer distributors may require extensive training and may take significant time and resources to achieve productivity. Our distributors may subject us to lawsuits, potential liability and reputational harm if, they fail to perform services to our customers’ expectations, or violate laws or our policies. Concerns over competitive matters or intellectual property ownership could constrain the growth and development of these relationships or result in the termination of one or more relationships. If we fail to effectively manage and grow our network of distributors or properly monitor their service delivery, our ability to sell our products and efficiently provide our services may be adversely affected.

Failure to effectively manage inventory or accurately forecast customer demand may lead to excess inventory.

Our manufacturing business depends on our estimate of the demand from customers. We maintain a reasonable inventory of raw materials, work-in-progress, and finished goods. Inaccurate demand forecasts can result in product shortages or surpluses, affecting our ability to meet customer needs or leading to excess inventory and reduced margins. Overestimating demand may also lead to unnecessary costs related to capacity expansion and procurement. While we have tried to effectively meet customer demand over the past three years, any future inability to forecast demand or manage inventory could adversely affect our business, results of operations, and financial condition. Additionally, demand fluctuations may disrupt production planning, cause inefficiencies in capacity utilization, and adversely affect our operational performance.

Environmental obligations and liabilities could have a substantial impact on our business.

Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials (such as batteries, oil, chemicals, solar modules, and electric components) and are subject to extensive environmental laws and regulations. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the clean-up of contaminated sites, and occupational health and safety. As we expand our business, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, clean-up costs, or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business.

We may also be subject to decommissioning, dismantling, recycling, waste disposal and site restoration obligations at the end of the useful life of our projects or upon early termination of land rights, leases, permits or PPAs. If the costs of meeting these obligations exceed our estimates, or if applicable environmental, recycling or land restoration requirements become more stringent, our business, cash flows and financial condition could be adversely affected.

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

The regulatory and policy environment in which we operate is evolving and subject to period change.

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

Further, we depend in part on government policies that support renewable energy and enhance the economic feasibility of developing renewable energy projects. The GoI and several of the states in which we operate or plan to operate provide incentives that support the generation and sale of renewable energy, and additional legislation is regularly being considered that could enhance the demand for renewable energy and obligations to use renewable energy sources. In addition, regulatory policies in each state in India currently provide a favorable framework for securing attractive returns on capital invested. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new renewable energy projects constructed based on current tariff and cost assumptions or the profitability of our existing projects. The GoI has accorded renewable energy “must-run” status, which means that any renewable power that is generated must always be accepted by the grid. However, certain state utilities may order the curtailment of renewable energy generation in the name of grid safety and security despite this status and there have been instances of such orders citing grid safety and stability issues being introduced in the past. There can be no assurance that the Government of India will continue to maintain the “must-run” status for renewable energy or that the state electricity boards will not make any orders to curtail the generation of renewable energy.

We benefit from a number of other government incentives, including; preferential charges on transmission, wheeling and banking facilities; generation-based incentives schemes for certain wind power assets; tax holidays; availability of accelerated depreciation for wind and solar power assets, production linked incentives, etc. There is no assurance that the GoI and state governments will continue to provide incentives and allow favorable policies to be applicable to us, and these incentives may be available for limited period.

For instance, the Ministry of Power had waived inter-state transmission charges for RE projects commissioned until June 30, 2025 subject to certain conditions. However, for RE projects commissioned after June 30, 2025, transmission charges will be levied on offtakers in a graded manner, increasing by 25% each year until reaching 100% over four years—i.e., 25% from July 2025 to June 2026, 50% from July 2026 to June 2027, 75% from July 2027 to June 2028, and 100% from July 2028 onwards. Changes to government policies curtailing renewable energy generation may adversely affect our business. If governmental authorities stop supporting, or reduce or eliminate their support for, the development of renewable energy projects, it may become more difficult to obtain financing, our economic return on certain projects may be reduced and its financing costs may increase. A delay or failure by governmental authorities to administer incentive programs in a timely and efficient manner could also adversely affect our ability to obtain financing for its projects. These may, in turn, materially and adversely affect our business, financial condition, cash flows, results of operations and prospects.

Such regulatory changes, may adversely impact our financial performance and require significant management resources to address the issues. Additionally, such evolving laws and new regulations may impose additional approvals and onerous conditions, further straining our resources and affecting our business operations.

We may face uncertainty regarding the title to our land, which could adversely affect our operations and future development.

Property records in India are generally maintained at the state and district level and are updated manually through physical records. Accordingly, all land related documents may not be available online for inspection or updated in a timely manner. This could result in investigations into property records taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them. Land records are often handwritten, in local languages and not legible, which makes it difficult to ascertain the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. In certain instances, there may be a discrepancy between the extent of the areas stated in the land records and the areas stated in the title deeds, and the actual physical area of some of lands on which our projects are constructed or proposed to be constructed. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. Any misrepresentation with respect to title by third parties from whom we purchase land may render such land liable to confiscation and action by other parties who may claim ownership of such land. As a result, potential disputes or claims over title to the land on which our projects are developed or used for operations or will be constructed may arise.

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

Non-compliance with, and changes in, various labor laws, regulations and standards may adversely affect our business.

We are subject to numerous central and state labor and employment laws in India governing wages, social security, industrial relations, occupational safety and working conditions.

The Government of India has enacted four labor codes—namely, the Code on Wages, 2019, the Industrial Relations Code, 2020, the Social Security Code, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020—to consolidate and rationalize existing labor laws. While these codes and certain central rules have been notified, their effective implementation is dependent on the notification of rules by individual states. The status of such state-level rules remains uneven, with some states having notified final or draft rules and others yet to complete the process.

The eventual implementation of the labor codes across jurisdictions is expected to result in material changes to the existing regulatory framework, including revised definitions of wages, expanded social security obligations, changes in thresholds for applicability of certain provisions, modifications to contract labor regulations and enhanced occupational health and safety requirements.

The new labor laws framework, involving both central and state regulations, may also create interpretational uncertainties and increase the complexity of compliance. We may incur additional costs and administrative burden in transitioning to, and complying with, the new regime.

There can be no assurance that the implementation of these labor codes will not increase our operating costs, lead to disputes or otherwise adversely affect our business operations. Any failure or delay in complying with applicable labor laws, including the new codes as implemented, could expose us to regulatory actions, penalties, litigation or operational disruptions, which may have a material adverse effect on our business, results of operations and financial condition.

Any downgrading of India’s sovereign debt rating by an international rating agency could adversely impact our business.

India’s sovereign rating is Baa3 with a “Stable” outlook (Moody’s), BBB with a “stable” outlook (S&P) and BBB- with a “stable” outlook (Fitch). Any adverse revisions to India’s credit ratings by international rating agencies may adversely affect our ratings, terms on which it is able to finance capital expenditure or refinance any existing indebtedness. This could adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

As of March 31, 2026, India’s foreign exchange reserve was US$ 688 billion. A sharp decline in these reserves could result in reduced liquidity, increased hedging costs and higher interest rates in the Indian economy.

Reduced liquidity, increased hedging costs or an increase in interest rates in the economy following a decline in foreign exchange reserves could have a material adverse effect on our financial performance and ability to obtain financing to fund our growth on favorable terms or at all.

Changes in the taxation system in India could adversely affect our business.

Our operations, profitability and cash flows could be adversely affected by any unfavorable changes in central and state-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including income tax, goods and services tax, (“GST”) in India, or by any unfavorable interpretation taken by the relevant taxation authorities and/or courts and tribunals in India. Any amendments to Indian tax laws could adversely affect our operations, profitability and cash flows. For example, the GoI levied GST on renewable energy devices as well as on service of construction for solar power plant and wind operated electricity generators.

Under Indian tax laws, generally a domestic company is liable to corporate tax rate of 30% (plus applicable surcharge and cess). However, a lower corporate tax rate of 25% (plus applicable surcharge and cess) is applicable for domestic companies in the year ending March 31, 2026 whose annual turnover or gross receipts does not exceed Rs. 4 billion in the year ended March 31, 2024. Additionally, the Income Tax Act, 2025 provides for a minimum alternate tax, or “MAT,” of 14% (plus applicable surcharge and cess) on the book profits of the companies computed in the prescribed manner, if the normal corporate tax liability of the company is less than 14% of such book profits.

The Indian tax laws also provide an option to the domestic companies to pay a reduced statutory corporate income tax of 22% plus applicable surcharge and cess (15% plus applicable surcharge and cess, for newly set up domestic manufacturing companies, subject to certain conditions provided commercial manufacturing operations are commenced by 31 March 2024), provided such companies do not claim certain specified deduction or exemptions. Further, where a company has opted to pay the reduced corporate tax rate of 15% or 22% plus applicable surcharge and cess, the MAT provisions would not be applicable. Thus, we and our subsidiaries operating in India may choose not to claim the specified deductions or exemptions and claim the lower corporate tax, in which case, the MAT provisions would not be applicable. Alternatively, we and our subsidiaries may choose to pay the higher of corporate tax, i.e., 30% or 25%, as the case may be, plus applicable surcharge and cess, after claiming the applicable deductions and exemptions or the MAT at the rate of 14% plus applicable surcharge and cess whichever is higher. Considering the impact of these provisions may vary from company to company and the option exercised, there is no certainty on the impact that these amendments may have on our business and operations or on the industry in which we operate.

Further, as per the ITA, a company incorporated outside India is to be treated as a resident in India if its place of effective management, or “POEM” is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of business of an entity as a whole are, in substance, made. If a company incorporated outside India is treated as a resident in India, global income of such company would be taxable in India at the rate of 35 % plus applicable surcharge and cess.

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

Capital gain arising on transfer of unlisted shares in an Indian company is taxable in the hands of foreign company at 12.5 % plus applicable surcharge and cess if such shares have been held for a period of more than 24 months, otherwise at 35 % plus applicable surcharge and cess subject to benefit, if any, under applicable agreements. Indexation of cost of acquisition may not allowed to such foreign shareholders. Any further upstreaming of funds by the foreign company to its shareholders by way of dividend in cash should not be subject to tax in India.

If the non-resident shareholders of the foreign company exit by way of redemption of the shares held by them in the foreign company or by selling the shares in foreign company, such non-resident shareholders could be taxed in India where the foreign company derives substantial value from India subject to shareholders being either entitled to small shareholder exemption available under ITA or a benefit under the applicable double taxation avoidance agreement.

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

Under the ITA, interest income paid by the Company to non-resident investors on long-term bonds (until June 30, 2023) are subject to tax at the rate of 5% (plus applicable surcharge and health and education cess), subject to satisfaction of prescribed conditions.

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

On October 10, 2025, a consortium consisting of Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), CPP Investments, Platinum Cactus and Mr. Sumant Sinha (the Founder, Chairman and CEO of the Company) (the “Former Consortium”) made a best and final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Former Consortium. On December 15, 2025, certain members of the Former Consortium filed an amended beneficial ownership report on Schedule 13D with the SEC, disclosing that Masdar had confirmed to the other members of the Former Consortium that it had withdrawn from the Former Consortium. As a result, the Former Consortium could not proceed with the proposed acquisition.

On May 29, 2026, the Company announced that it had received a non-binding proposal dated May 28, 2026 from a new consortium consisting of CPP Investments and Sumant Sinha (the “Consortium”) to, subject to the Rollover (as defined below), acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share. Further, on July 27, 2026, the Consortium revised its proposal by increasing the cash consideration from US$6.75 to US$7.02 per share (the “Proposed Transaction”).

The Proposed Transaction will be structured as a UK scheme of arrangement (the “Scheme”). In connection with the Scheme, each non-Consortium shareholder of the Company will be entitled to either (i) receive US$7.02 in cash for each share it holds in exchange for transferring its shares to CPP Investments or its designated affiliates (the “Cash Offer”), or (ii) elect to retain its shares (the “Rollover”) and remain a shareholder of the Company. Under the terms of the non-binding proposal, unless a shareholder specifically makes an election for the Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.

A Special Committee (“Special Committee”) of the Board of Directors of ReNew, comprising five independent non-executive Directors of ReNew and chaired by the Lead Independent Director, is currently evaluating the non-binding proposal. The Special Committee's mandate is to rigorously explore and evaluate all strategic capitalization and financing opportunities available to the Company, including the non-binding proposal received from the Consortium, and to act in the best interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co. and independent legal counsel, Linklaters LLP. While the Special Committee’s evaluations are underway, the primary focus of the Company’s executive management team will be to continue to ensure the effective management of the Company and in addition, contribute to the evaluation process, as required by the Special Committee.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the non-binding proposal received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

There are significant risks to Company if a transaction with the Consortium, or an alternative transaction, is not completed, including that (i) the Company will have to incur significant transactions costs, (ii) the Company’s continuing business relationships with offtakers, financial institutions, third-party service providers, and employees may be adversely affected, (iii) the trading price of the shares could be adversely affected, (iv) the market’s perception of Company’s prospects could be adversely affected, , (v) potential litigation by any parties to the Proposed Transaction and (vi) the Special Committee, along with Company’s senior management and other employees will have devoted extensive time and effort to evaluating the proposal and offer and facilitating the Proposed Transaction, potentially at the expense of progressing other strategic initiatives intended to support the Company’s long-term growth and development.

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

We have no independent means of generating revenue, and we are dependent upon our subsidiaries for distributions or payments to pay taxes and to cover our corporate and other overhead expenses. To the extent that we need funds and a subsidiary is restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements (whether due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. The Company sits above multiple SPVs whose cash flows are first applied to senior project debt and security trustee waterfalls before any upstream payment to the holding company.

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

We are incurring higher costs as a result of being an English public company.

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

Additionally, our Board of Directors has authorized a $250 million share repurchase program, of which approximately $11 million of repurchase authority remained as of March 31, 2026. Our share repurchase program does not obligate us to acquire a specific number of shares during any period, and our decision to commence, discontinue or resume repurchases in any period will depend on the same factors that our Board of Directors may consider when declaring distributions, among others.

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

A change in our tax residency could have an adverse effect on our future profitability and cash flows, and may trigger taxes on dividends or exit charges.

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

We regularly access the Indian and international bonds and non-convertible debentures market, allowing us to raise funds from a range of institutional investors. From 2017 until March 2026, we raised over $4.5 billion through overseas dollar bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s. Any adverse revisions to these ratings by rating agencies may adversely affect the terms on which we are able to raise new funds and refinance existing borrowings. This could adversely affect our business, financial condition, cash flows and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

ReNew Energy Global Plc is a public limited company incorporated under the laws of England and Wales (company number 13220321) as a private limited company on February 23, 2021, and re-registered as a public limited company on May 12, 2021.

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 20.2 GW total capacity as of May 18, 2026, is one of the largest in India. We are also one of the largest utility-scale renewable energy solutions providers in India. We operate wind, solar, hydro energy projects, along with solar module and cell manufacturing facilities in India and as of May 18, 2026, we had a total commissioned capacity of 12.8 GW, and an additional 7.4 GW of committed capacity. In addition, we also have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities, both of which are operational. We have announced plans to expand our manufacturing capabilities with a 4 GW cell and a 6.5 GW ingot-wafer plant. In addition to being one of the largest vertically integrated independent power producers in India, we provide clean energy solutions and value-added energy offerings through digitalization, storage, and carbon market services that increasingly are integral to addressing climate change. We were founded in 2011 and are committed to driving change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a commissioned and committed capacity of 20.2 GW across nine states in India as of May 18, 2026. Our total income has grown from Rs. 96,531 million in the year ended March 31, 2024, to Rs. 150,635 million in the year ended March 31, 2026.

See the section titled “Liquidity and Capital Resources — Cash Flows Analysis — Capital Expenditure” under Item 5.B for a description of our capital expenditure and section titled “Liquidity and Capital Resources — Indebtedness” under Item 5.B for a description of our indebtedness.

On October 10, 2025, the Former Consortium (Masdar, CPP Investments, Platinum Cactus and Mr. Sumant Sinha) made a best and final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Former Consortium. On December 15, 2025, certain members of the Former Consortium filed an amended beneficial ownership report on Schedule 13D with the SEC, disclosing that Masdar had confirmed to the other members of the Former Consortium that it had withdrawn from the Former Consortium. As a result, the Former Consortium could not proceed with the proposed acquisition.

On May 29, 2026, the Company announced that it has received a non-binding proposal dated May 28, 2026 from the Consortium (consisting of CPP Investments and Mr. Sumant Sinha) to, subject to the Rollover, acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share. Further, on July 27, 2026, the Consortium revised its proposal by increasing the cash consideration from US$6.75 to US$7.02 per share.

The Proposed Transaction will be structured as a UK scheme of arrangement. In connection with the Scheme, each non-Consortium shareholder of the Company will be entitled to either (i) the Cash Offer (i.e., to receive US$7.02 in cash for each share it holds in exchange for transferring its shares to CPP Investments or its designated affiliates), or (ii) elect for the Rollover (i.e., to retain its shares) and remain a shareholder of the Company. Under the terms of the non-binding proposal, unless a shareholder specifically makes an election for the Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.

No assurance can be given that any transaction resulting from the non-binding proposal, any other proposal or offer received from the Consortium, or any other alternative transaction will be completed. For more information, see “Key Information. —Risk Factors—A transaction with the Consortium to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium may not be completed.” under Item 3.D. The Company’s executive management team remains primarily focused to ensure the effective management of the Company and, as required by the Special Committee, contribute to the evaluation process.

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

B.
Business Overview

We are a leading decarbonization solutions company. Our clean energy portfolio of approximately 20.2 GW total capacity as of May 18, 2026, is one of the largest in India. We are also one of the largest utility-scale renewable energy solutions providers in India. We operate wind, solar, hydro energy projects, along with solar module and cell manufacturing facilities in India and as of May 18, 2026, we had a total commissioned capacity of 12.8 GW, and an additional 7.4 GW of committed capacity. In addition, we also have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities, both of which are operational. We have announced plans to expand our manufacturing capabilities with a 4 GW cell and a 6.5 GW ingot-wafer plant. In addition to being one of the largest vertically integrated independent power producers in India, we provide clean energy solutions and value-added energy offerings through digitalization, storage, and carbon market services that increasingly are integral to addressing climate change. Our projects are based on proven wind, solar and storage technologies, typically covered under long-term PPAs with creditworthy offtakers including central government agencies, state electricity utilities and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA (Abu Dhabi Investment Authority), JERA, and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 6.4 times from the year ended March 31, 2017, to March 31, 2026. We are one of the largest independent power producers (in terms of total commissioned capacity) in the Indian renewable energy industry which has been achieved by delivering wind and solar energy projects, against the backdrop of Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to diversified pool of capital from Indian and international investors, lenders and other capital providers.

We are also a provider of intelligent energy solutions. We have an experienced in-house team focused on forecasting renewable energy demand and modelling energy distribution profiles. These solutions underpin grid infrastructure developed around renewable energy, minimize intra-day and seasonal demand variations and cost less than building new thermal power resources.

We also operate in the solar manufacturing space where we have 6.4 GW of solar module and 2.5 GW of solar cell manufacturing facilities. We have also announced plans to expand our cell manufacturing facility by another 4 GW, as well as set up an ingot-wafer manufacturing facility for 6.5 GW.

Our market opportunity

Key drivers of growth in renewable energy in India include structural policy reforms in India’s power sector, overall growth in power demand, economically viable tariffs compared to other fuel sources, “must- run” status to renewable power plants (which means that renewable power that is generated must always be accepted by the grid), fixed price over long-term contracts allowing risk diversification and greater mix of central government offtakers (with better credit ratings) in recently awarded projects. India had approximately 275 GW of total renewable installed generating capacity (including large hydro assets) as of March 31, 2026, and it has announced a target of 500 GW of clean energy by 2030. In addition, under the National Green Hydrogen Mission, one of the key mission outcomes projected by 2030 entails development of green hydrogen production capacity of at least 5 Million Metric Tons (“MMT”) per annum and abatement of nearly 50 MMT of annual greenhouse gas emissions, which may require 125 GW of additional RE capacity.

We believe that through our disciplined bidding approach and vast project execution expertise, we are well positioned to tap this potential and grow our capacity through a combination of our committed projects of 7.4 GW as on March 31, 2026. Considering the importance of the corporate PPA market, ReNew has a separate department which exclusively looks at clean energy solutions for corporate customers. We pursue business with these customers through channel partners and also by responding to tenders.

Our competitive strengths

Market leadership in India’s high growth renewable energy sector

We are one of India’s largest utility-scale renewable energy solutions providers in terms of total commissioned capacity. Our total operational capacity has grown at a CAGR of 26% from 2.0 GW in March 2017 to 12.6 GW in March 2026. We contributed 5% of new renewable generating capacity (comprised of wind and solar assets) added in India in Fiscal 2025-26. As of March 31, 2026, the total installed capacity in India, comprised of solar and wind assets, was 206 GW, a 50 GW increase over March 31, 2025.

Presence across value chain through extensive in-house end-to-end project execution capabilities

We have a proven track record of developing, operating and maintaining projects at high standards. Our Board closely monitors project performance and actively guides our senior management in addressing operational issues. Our key competitive advantage is having in-house, project execution capabilities with a focus on execution and operational excellence. We believe that our range of wind and solar capabilities across project selection, resource assessment, project funding, land acquisition, project execution and project O&M positions us well for bidding for larger projects. For example,

•
Access to reliable data: Our project development team has access to multiple sources of data, including data from 96 active met masts across 96 sites in nine states in India, performance data from our commissioned capacity, data from our OEM vendors, and other reliable public data from multiple agencies, which helps us efficiently bid for projects, navigate the development process of each project and also improve the reliability of our pipeline.
•
Land acquisition and site selection: We have acquired through ownership or leasehold rights over 60,000 acres of land (for utility scale solar and utility scale wind energy projects) as of March 31, 2026, and are able to navigate through the complex land acquisition process in India. We are also in the process of engaging with state governments to acquire more land across various states in India.
•
EPC capabilities: We are able to execute both our solar and wind projects in-house. As of March 31, 2026, of 6.4 GW of commissioned organic solar capacity, approximately 6.1 GW was developed in-house through self-EPC. We have an in-house design team with access to cutting-edge technology and strong long-term relationships with our suppliers. We employ large teams for wind and solar EPC, across project design and engineering, procurement and project execution.
•
Evacuation: We have a team dedicated for managing power evacuation for our projects. They manage connectivity, evacuation infrastructure and coordinate with central and state transmission companies.
•
Vertically integrated with presence in solar manufacturing: With the announcement of Basic Customs Duty (“BCD”) on solar modules and cells, and the Approved List of Models and Manufacturers (“ALMM”) for both modules and cells, we made a decision to enter the solar manufacturing sector. This was a strategic move, aimed at securing our module and cell supplies, and aligned with India’s objective of developing a self-reliant solar supply chain. With favorable conditions on module and cell prices, we are opportunistic and sell the excess production in the market at healthy margins. In September 2025, British International Investment (BII) invested $100 million in our solar manufacturing business, funding a new 4 GW TOPCon cell facility, de-risking our future capital requirements. Recently, we have announced plans to set up a 6.5 GW ingot-wafer manufacturing facility to secure our supply chain following the ALMM-III notification which bans import of wafers from June 1, 2028.
•
Operation and maintenance: We have developed in-house O&M capabilities with a team of over 900 employees and manage 100% of our solar projects in-house. In respect of our wind projects, we manage approximately 1.8 GW of WTGs and another 1.9 GW of BoP in-house, which we believe provides us significant cost and operational benefits. In addition, our O&M team also manages more than 2.9 GW of renewable energy assets for third party IPPs.

Building expertise in intelligent energy solutions and services

We believe that we are transforming renewable energy from real-time energy to dispatchable and controllable energy through digitization and use of storage solutions to support the economy-wide shift to a carbon-neutral electricity mix in India. Over the past five years, we have transitioned from a mainstream utility scale renewable energy company to an intelligent energy utility platform to solve digital integration of energy sources requirement. During the year, we have undertaken a strategic move to pivot our under-construction portfolio from a wind, solar and BESS configuration to a primarily solar and BESS configuration.

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

While our business is not directly exposed to seasonality on the demand side, weather conditions can have a significant effect on our power generation and construction activities. The profitability of our wind and solar energy projects is directly correlated to wind and solar conditions at our project sites. The generation profile of these projects therefore does not always correlate with power demand. ReNew is therefore aiming to provide more balanced renewable power supply. We are among the few renewable energy producers with wind, solar and hydro assets and have won and commissioned multiple intelligent energy solution projects like, Peak Power (403 MW installed renewable energy, or “RE” capacity), and Round-The-Clock (“RTC”) (1.2 GW installed RE capacity) commissioned with various projects totaling 5.6 GW of installed capacity under development, as of May 18, 2026. Our competitive differentiators are our ability to handle multiple renewables technologies, forecast generation profiles to minimize deviations from demand and sell excess power economically to the market, notwithstanding fluctuating generation profiles.

Project portfolio diversification across resources, geography, offtakers and vendors

Our portfolio is well diversified between wind and solar energy projects across eight states in India. We also enjoy a diversified base of offtakers and vendors. This diversification mitigates the operational volatility due to seasonal weather conditions, reduces concentration risk and places us at an advantage in bidding and winning bids for projects. Our offtakers include central government agencies and public utilities including state electricity utilities, and private industrial and commercial consumers. We focus particularly on the credit profile of our offtakers. As of March 31, 2026, approximately 59% of our offtakers (in terms of total capacity) included central agencies such as Solar Energy Corporation of India Ltd., or “SECI”, National Thermal Power Corporation Ltd., or “NTPC”, National Hydro Power Corporation Ltd., or “NHPC”, Rural Electrification Corporation Ltd., or “REC”, Railway Energy Management Corporation Ltd., or “REMCL”, Satluj Jal Vidyut Nigam Ltd., or “SJVN” and PTC India Limited, or “PTC”. In addition, approximately 14% of our total offtaker base comprised of corporate and industrial customers.

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

We routinely refinance our projects once they are operational. We have benefited from refinancing as it gives us the opportunity to create additional liquidity through top-up as well as release of existing cash, enhanced accrual of internal cash flows due to bullet repayment structures in bonds and easier restricted payment conditions. The additional liquidity can be utilized for various distributions, including to fund additional capital expenditure and optimize capital structure across the broader portfolio. We have had access to the on- shore bonds and non-convertible debentures market, allowing us to raise funds from institutional investors. We also deploy innovative structures to raise finance for our projects. From 2017 to March 2026, we have raised over $4.5 billion through overseas dollar green bonds. Our dollar bonds are currently rated BB- by Fitch and Ba3 by Moody’s, and we have a corporate rating of Ba2 by Moody’s.

Recurring and long-term cash flows supported by stable and long-term offtaker contracts

Our projects benefit from long-term PPAs, thereby enhancing the offtake security and long-term visibility of our cash flows. The term of our PPAs with central government agencies and state electricity distribution companies is generally 25 years from the commercial operation date of the project. The term of our PPAs with commercial and industrial customers, that constitute approximately 14% of our portfolio, ranges from 3 to 25 years. These PPAs provide for fixed tariff rates with limited escalation provisions for some PPAs, thus providing a stream of visible, predictable and long-term cash flows.

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

Capital discipline

We target levered project equity IRRs of 16-20%. We are also focusing on raising capital through asset sales and minority stake sales, which have helped improve our returns by 20-25% (bringing the final levered eIRRs to 20-25%). In the case of minority stake sale, we typically reduce our capital deployed to 5-10% of project cost (compared to 25% if we were to hold 100% equity in the project). For asset sale, we typically sell assets at approximately 2x book value. The capital released from such capital recycling may be deployed in greenfield bids, new growth opportunities and to reduce our corporate debt. In April 2022, we finalized a partnership with Mitsui & Co., Ltd., a leading global general trading and investment firm to invest in the RTC renewable energy project being developed by us, with Mitsui taking a 49% stake in the project. In May 2023, we entered into a partnership with PETRONAS’ clean energy subsidiary Gentari, where Gentari purchased a 49% equity stake in our 403 MW Peak Power project. Under the partnership, we invested approximately Rs. 3,130 million (approximately $38 million) for our 51% stake in the project and through our affiliates, will provide EPC, O&M, and project management services for the project. During the remainder of Fiscal 2023-24, we sold 400 MW of operating solar assets (100 MW to Technique Solaire and 300 MW to IndiGrid), wherein we realized cash inflow of approximately $104 million (including $8 million to be received against change in law claims) from the asset sales. In March 2025, we sold a 300 MW operating solar asset to Anzen, wherein we realized cash inflow of approximately $76 million (including $16 million to be received based on successful change in law claims) from the transaction. In September 2025, BII invested $100 million in our solar manufacturing business. In June 2025, we sold a 300 MW solar asset and an approximately 276 ckms ISTS transmission project to IndiGrid, wherein we realized cash inflow of approximately $80 million (including $17 million to be received based on successful change in law claims) from the transaction. In December 2025, we sold a 300 MW operating solar asset to Sembcorp, wherein we realized cash proceeds of approximately $97 million from the transaction; These proceeds were used primarily to pay off a portion of our corporate debt. In March 2026, we secured an investment of $95 million from a consortium of investors led by LeapFrog Investments (LeapFrog) for our C&I business.

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

Our prudent bidding approach and financial discipline is aimed at achieving pre-determined internal rate of returns from our projects. We have won over 1.25 GW, 1.90 GW and 1.20 GW of new bids in the years ended March 31, 2020, 2021 and 2022, respectively. In the year ended March 31, 2023, we did not win in a large number of bids as it would have resulted in lower IRRs than our target. In the year ended March 31, 2024, we won more than 8 GW (as per the configurations at the time of bidding) of auctions. During Fiscal 2024-25, we have won approximately 4.8 GW (+800 MWh BESS) (as per the configurations at the time of bidding) of auctions. We have also enhanced our capacity in innovative, market defining bids such as round-the-clock, peak power along with regular wind and solar energy projects. We have a systematic bid evaluation framework based on various parameters to optimize for execution capacity and cash flows. In order to maintain this growth rate and to achieve our internal rate of returns, we intend to continue deploying a prudent approach which is backed by thorough diligence and data analysis. We also intend to add to our pipeline of projects. We believe that we are well positioned to enhance our committed capacity at attractive internal rate of returns and be competitive in our bids.

Deepening value chain presence in wind and solar energy projects

We plan to continue to deepen our presence across the core renewable value chain, including the manufacturing of solar modules and cells, EPC and O&M. We manage solar EPC and O&M in-house and have built our capabilities for wind O&M and EPC to improve margins and execution efficiency. We continue to build our in-house transmission capabilities for solar energy projects, relying on our own EPC teams for the development of transmission lines in addition to external EPC providers to further control costs. We are vertically integrated for our solar module supplies, with our 4 GW Jaipur and 2.4 GW Dholera module manufacturing facilities coming online during Fiscal 2023-24 and Fiscal 2024-25 respectively. Further, our 2.5 GW solar cell facility at Dholera became operational during Fiscal 2024-25. Our operational solar cell facility is based on MonoPerc technology whereas our module facilities are based on both MonoPerc and TOPCon technologies. We plan to expand our manufacturing capabilities by another 4 GW cell plant (using TOPCon technology) which should start producing cells in the year ending March 31, 2027 and a 6.5 GW ingot-wafer plant which should be operational by April 2028.

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

Leading in Sustainable Business Practices

Our organization's core principles and long-term goals are fundamentally based on sustainability, guiding all aspects of our operations. This means that every decision we make is influenced by a commitment to environmental stewardship, social responsibility, and ethical governance. By embedding sustainability into our business practices and strategies, we seek to ensure that our growth benefits both our stakeholders and the wider community.

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

As of May 18, 2026, we had a total commissioned capacity of 12.8 GW, and an additional 7.4 GW of committed capacity. “Commissioned projects” are projects for which a commissioning certificate has been issued and which have already started commercial operations and/or supply power to offtakers. “Committed projects” are projects for which a PPA has been signed for project development.

The following table provides a breakdown of our portfolio of our utility-scale wind energy projects, utility scale solar energy projects, corporate wind energy projects, corporate solar energy projects, hydro power project and utility-scale firm power projects by status (commissioned, committed and pre-commissioning revenue generating) as of March 31, 2026.

Particulars	Commissioned Capacity	Committed Capacity
Utility-scale wind energy projects	3,680 MW	-
Utility-scale solar energy projects(1)	4,621 MW	1,400 MW
Corporate wind energy projects	731 MW	257 MW
Corporate solar energy projects	1,515 MW	160 MW
Utility-scale firm power projects(2)	1,644MW	5,574 MW
Other projects	410 MW	-
Total	12,601 MW	7,391 MW

Notes:

(1)
Includes a total of approximately 35 MW of capacity capitalized in April 2026 on the basis of the COD.
(2)
Includes MW equivalent BESS capacities; Commissioned (100 MW) and Committed (1.6 GW).

Utility-Scale Wind Energy Projects

The following tables provide a breakdown of our utility-scale wind energy projects by commission status (commissioned and committed) and by offtaker as of March 31, 2026.

Commissioned projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)
1	Jasdan	Gujarat	25.2	Mar-12	APPC (8) +REC (9), 3rd Party	For 23.1MW-APPC (8) Rate escalating in line with State APPC tariff; For 2.1MW- Rs. 3.25/unit	GUVNL (23.1), Third Party (10) (2.1)	25 years for 23.1 MWs & 10 years (5) for 2.1 MW
2	Vinjalpur	Gujarat	12.0	Sep-15	State PPA (4)	4.15	GUVNL	25
3	Sadla	Gujarat	38.0	Mar-17	State PPA	3.86	GUVNL	25
4	Sadla	Gujarat	10.0	May-17	State PPA	3.86	GUVNL	25
5	Patan	Gujarat	50.0	Mar-17	State PPA	4.19	GUVNL	25
6	GUVNL	Gujarat	35.0	Oct-19	State PPA	2.45	GUVNL	25
7	Ellutala	Andhra Pradesh	119.7	Nov-16	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
8	Veerabhadra	Andhra Pradesh	100.8	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
9	KCT Gamesa 40 Molagavalli	Andhra Pradesh	40.0	Feb-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
10	KCTGE 39.1 Molagavalli	Andhra Pradesh	39.1	Aug-16	State PPA	4.83+Tax Passthrough (5)	APSPDCL	25
11	KCT Gamesa 24 Kalyandurg	Andhra Pradesh	24.0	Aug-15	State PPA	4.83+Tax Passthrough (5)	APSPDCL	25
12	Molagavalli	Andhra Pradesh	46.0	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
13	Ostro - Nimbagallu	Andhra Pradesh	100.0	Sep-16	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
14	Ostro - Ralla Andhra	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
15	Ostro - Ralla AP	Andhra Pradesh	98.7	Mar-17	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
16	Borampalli	Andhra Pradesh	50.4	Mar-18	State PPA	4.84+Tax Passthrough (5)	APSPDCL	25
17	Vaspet-I	Maharashtra	25.5	Nov-12	State PPA	5.73 (11)	MSEDCL (11)	13 (11)
18	Vaspet-I	Maharashtra	19.5	Jan-14	State PPA	5.73	MSEDCL	13
19	Jamb	Maharashtra	28.0	May-13	State PPA	5.81 (11)	MSEDCL (11)	13 (11)
20	Jath	Maharashtra	34.5	Nov-12	State PPA	5.75 (11)	MSEDCL (11)	13 (11)
21	Jath	Maharashtra	50.2	Jun-13	State PPA	5.75 (11)	MSEDCL (11)	13 (11)
22	Vaspet-II & III	Maharashtra	49.5	Jun-13	State PPA	5.81 (11)	MSEDCL (11)	13 (11)
23	Welturi-I	Maharashtra	50.4	Sep-13	State PPA	5.81	MSEDCL	13
24	Budh-I	Maharashtra	30.0	Feb-14	State PPA	5.81	MSEDCL	13
25	Welturi-II	Maharashtra	23.1	Mar-14	State PPA	5.81	MSEDCL	13
26	Vaspet-IV	Maharashtra	49.5	Nov-14	State PPA	5.79	MSEDCL	13
27	MSEDCL Bid	Maharashtra	76.0	Dec-19	State PPA	2.85	MSEDCL	25
28	Bakhrani	Rajasthan	14.4	Mar-13	State PPA	5.39(6)	JVVNL	25
29	Dangri	Rajasthan	30.0	Oct-14	State PPA	5.78(7)	AVVNL	25
30	Pratapgarh	Rajasthan	46.5	Mar-15	State PPA	6.08(7)	JVVNL, AVVNL	25
31	Pratapgarh	Rajasthan	4.5	Jul-15	State PPA	6.08(7)	JVVNL, AVVNL	25
32	Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
33	Bhesada	Rajasthan	100.8	Dec-15	State PPA	5.88(7)	JdVVNL	25
34	Ostro – Tejuva	Rajasthan	50.4	Jul-15	State PPA	5.88(7)	JdVVNL	25
35	Ostro – Rajgarh	Rajasthan	25.6	Oct-15	State PPA	5.88(7)	AVVNL	25
36	SREI	Rajasthan	60.0	May-12	State PPA	4.74(6)	JVVNL, AVVNL	20-25
37	Batkurki	Karnataka	60.0	Jan-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
38	Bableshwar	Karnataka	50.0	Mar-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
39	Ostro – Sattegiri	Karnataka	60.0	Mar-17	State PPA	4.50+Tax Passthrough (5)	HESCOM	25
40	Ostro – Taralkatti	Karnataka	100.0	Feb-18	State PPA	4.50+Tax Passthrough (5)	GESCOM	25
40	Bableshwar 2	Karnataka	40.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	BESCOM	25
41	Bapuram	Karnataka	50.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	GESCOM	25
42	Nirlooti	Karnataka	60.0	Mar-18	State PPA	3.74+Tax Passthrough (5)	GESCOM	25
43	Kushtagi – 1	Karnataka	71.4	Mar-18	State PPA	3.72+Tax Passthrough (5)	HESCOM, GESCOM	25
44	Nipaniya	Madhya Pradesh	40.0	Feb-16	State PPA	5.92	MPPMCL	25
45	Mandsaur	Madhya Pradesh	28.8	Oct-15	State PPA	5.69	MPPMCL	25
46	Mandsaur	Madhya Pradesh	7.2	Mar-17	State PPA	5.69	MPPMCL	25
47	Kod and Limbwas	Madhya Pradesh	90.3	Mar-16	State PPA	5.92	MPPMCL	25
48	Amba-1	Madhya Pradesh	44.0	Mar-17	State PPA	4.78	MPPMCL	25
49	Amba-2	Madhya Pradesh	8.0	Mar-17	State PPA	4.78	MPPMCL	25
50	Limbwas 2	Madhya Pradesh	18.0	Oct-16	State PPA	4.78	MPPMCL	25
51	Lahori	Madhya Pradesh	26.0	Mar-17	State PPA	4.78	MPPMCL	25
52	Ostro – Lahori	Madhya Pradesh	92.0	Mar-16	State PPA	5.92	MPPMCL	25
53	Ostro – Amba	Madhya Pradesh	66.0	Mar-16	State PPA	5.92	MPPMCL	25
54	Ostro – AVP Dewas	Madhya Pradesh	27.3	Mar-17	State PPA	4.78	MPPMCL	25
55	Ostro – Badoni Dewas	Madhya Pradesh	29.4	Mar-17	State PPA	4.78	MPPMCL	25
56	Ostro – Kutch (SECI 1)	Gujarat	250.0	Oct-18	Center PPA (3)	3.46	PTC	25
57	SECI II	Gujarat	230.1	Oct-19	Center PPA	2.64	SECI	25
58	SECI 6	Karnataka	199.5	Dec-21	Center PPA	2.82	SECI	25
59	SECI 7	Gujarat	50.6	Feb-22	Center PPA	2.81	SECI	25
60	SECI 3	Gujarat	300.0	Dec-20	Center PPA	2.44	SECI	25
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
(11)
Under discussion with customers/DISCOMs for a long-term PPA arrangement. Currently being sold to MSEDCL at Rs. 2.4-2.6/kWh under a short-term PPA.

Utility-Scale Solar Energy Projects

The following tables provide a breakdown of our utility-scale solar energy projects by commission status (commissioned and committed) and offtaker as of March 31, 2026.

Commissioned projects

		Location	Capacity	Capacity Commission	Tariff	Tariff		PPA tenor
	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Model (2)	(Indian Rupees/kWh)	Offtaker	(from COD)
1	Charanka	Gujarat	40	Mar-17	Center PPA (3)	4.43	SECI	25
2	Bhadla	Rajasthan	50	Apr-19	Center PPA	2.49	SECI	25
3	Mahbubnagar 2	Telangana	100	Nov-17	Center PPA	4.66	NTPC	25
4	Pavagada	Karnataka	50	Dec-17	Center PPA	4.8	NTPC	25
5	Ostro - Rajasthan	Rajasthan	60	Nov-17	Center PPA	5.07	NTPC	25
6	VS- Lexicon	Rajasthan	10	Feb-13	Center PPA	8.69	NTPC	25
7	VS- Symphony	Rajasthan	10	Feb-13	Center PPA	8.48	NTPC	25
8	Sheopur	Madhya Pradesh	50	Jun-15	State PPA (4)	6.97	MPPMCL	25
9	MPSolar II	Madhya Pradesh	51	Oct-17	State PPA	5.46	MPPMCL	25
10	Adoni	Andhra Pradesh	39	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
11	Cumbum	Andhra Pradesh	21	Mar-16	State PPA	Rs. 5.98/unit for 1st year with escalation of 3% until 10th year, from 11th to 25th year 10th year tariff will apply	APSPDCL	25
12	Mehbubnagar -1	Telangana	100	May-16	State PPA	6.73	TSSPDCL	25
13	Sadashivpet	Telangana	24	Jun-16	State PPA	6.8	TSSPDCL	25
14	Dichipally	Telangana	143	Jun-17	State PPA	5.59	TSNPDCL	25
15	Mandamarri	Telangana	48	Feb-17	State PPA	5.59	TSNPDCL	25
16	Minpur	Telangana	65	Jun-17	State PPA	5.59	TSSPDCL	25
17	Mulkanoor	Telangana	30	Mar-17	State PPA	5.59	TSNPDCL	25
18	Ostro - Wanaparthy	Telangana	50	Sep-17	State PPA	5.59	TSSPDCL	25
19	Acquisition - Telangana	Telangana	260	Jun-17	State PPA	5.65	TSNPDCL, TSSPDCL	25
20	Alland	Karnataka	20	Mar-17	State PPA	4.86	BESCOM	25
21	Bhalki	Karnataka	20	Mar-17	State PPA	4.85	BESCOM	25
22	Chincholi	Karnataka	20	Apr-17	State PPA	4.84	BESCOM	25
23	Siruguppa	Karnataka	20	Mar-17	State PPA	4.76	HESCOM	25
24	Humnabad	Karnataka	20	Mar-17	State PPA	4.86	HESCOM	25
25	Devdurga	Karnataka	20	Sep-17	State PPA	4.76	MESCOM	25
26	Honnali	Karnataka	20	Nov-17	State PPA	5.05	BESCOM	25
27	Turuvekere	Karnataka	20	Nov-17	State PPA	4.84	BESCOM	25
28	Yadgir	Karnataka	20	Oct-17	State PPA	4.85	BESCOM	25
29	Kar 40bid	Karnataka	40	Oct-19	State PPA	3.22	MESCOM, BESCOM, GESCOM, CESC	25
30	VS-Star Solar	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
31	VS-Sun Gold	Rajasthan	5	Jul-15	State PPA	6.45	RREC	25
32	Mah Ph I	Rajasthan	250	Oct-19	State PPA	2.72	MSEDCL	25
33	GUVNL XIX	Rajasthan	400(5)	Mar-26	State PPA	2.71	GUVNL	25
34	TN 100	Tamil Nadu	100	Sep-19	State PPA	3.47	TANGEDCO	25
35	GUVNL	Gujarat	105	Apr-21	State PPA	2.68	GUVNL	25
36	SECI Rav IV	Rajasthan	975	Sep-24	Center PPA	2.18	SECI	25
37	SECI Raj	Rajasthan	110	Feb-21	Center PPA	2.49	SECI	25
38	SECI IV	Rajasthan	300	Dec-21	Center PPA	2.54	SECI	25
39	SECI IX	Rajasthan	300	Jul-25	Center PPA	2.37	SECI	25
40	SECI VIII	Rajasthan	200	May-25	Center PPA	2.51	SECI	25
41	REC-DVC	Rajasthan	200(5)	Mar-26	Center PPA	2.69	RECx	25
42	SECI XVIII	Maharashtra	250	Feb-24	Center PPA	3.04	SECI	25
	Total		4,621

Notes:

(1)
Commission date for commissioned projects refers to the weighted average date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Central PPA refers to the PPAs entered into with SECI and NTPC.
(4)
State PPA refers to the PPAs entered into with the distribution companies of various states.
(5)
Includes a total of approximately 35 MW of capacity capitalized in April 2026 on the basis of the COD.

Committed projects

						Tariff
		Location		Capacity Commission date, or	Tariff	(Indian		PPA tenor
S.No.	Project Name	(Indian State)	Capacity (MW)	“COD” (1)	Model (2)	Rupees/kWh)	Offtaker	(from COD)
1	UPPCL	Rajasthan	300	In the first half of the year ending March 31, 2028	State PPA (3)	2.56	UPPCL	25
2	PSPCL	Rajasthan	100	In the second half of the year ending March 31, 2026	State PPA (4)	2.33	PSPCL	25
5	SECI IX	Rajasthan	100	In the first half of the year ending March 31, 2027	Center PPA	2.37	SECI	25
6	SECI XI	Rajasthan	600	In the first half of the year ending March 31, 2028(5)	Center PPA	2.60	SECI	25
7	SECI XII	Rajasthan	300	In the first half of the year ending March 31, 2028(5)	Center PPA	2.52	SECI	25
	Total		1,400 MW

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

Utility-Scale Firm Power Projects

The following tables provide a breakdown of our utility-scale firm power projects by commission status (commissioned and committed) and offtaker as of March 31, 2026.

Commissioned projects

S. No.	Project Name	Location (Indian	Capacity	Capacity Commission Date, or	Tariff Model (2)	Tariff (Indian	Offtaker	Type	PPA tenor
		State)	(MW)	“COD” (1)		Rupees/kWh)			(from COD)
1	PP-1	Karnataka	308	Jun-24	Center PPA	Off Peak (4) - 2.88 Peak (4) - 6.85	SECI	Wind	25
			81	Dec-24				Solar
			75	Dec-24				BESS
2	RTC-1	Karnataka	602	Dec-25	Center PPA	Rs. 2.90/unit for 1st year with escalation of 3% until 15th year, from 16th to 25th year 15th year tariff will apply	SECI	Wind	25
		Maharashtra	139	Dec-25
		Rajasthan	400	Apr-24				Solar
			25	Dec-25				BESS

	Total		1,644

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
(5)
Subject to transmission network readiness.

Committed projects

S. No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission Date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	Type	PPA tenor (from COD)
1	SECI Hybrid VI	Andhra Pradesh	893	In the second half of the year ending March 31, 2027 (5)	Center PPA	4.69	SECI	Solar + Wind + BESS	25
2	SJVN FDRE-I	TBD	1141	24 months from PPA date (5)	Center PPA	4.39	SJVN	Solar + BESS	25
3	REMCL RTC II	TBD	751	24 months from PPA date (5)	Center PPA	4.37	REMCL	Solar + Wind + BESS	25
4	NHPC FDRE I	TBD	665	24 months from PPA date (5)	Center PPA	4.64	NHPC	Solar + BESS	25
5	SJVN FDRE II	TBD	394	24 months from PPA date (5)	Center PPA	4.25	SJVN	Solar+ BESS	25
6	REMCL RTC III	TBD	723	24 months from PPA date (5) In the second half of the year ending March 31, 2027 (5)	Center PPA	4.37	REMCL	Solar + Wind + BESS	25
7	NTPC FDRE II	TBD	1,007		Center PPA	4.72	NTPC	Solar + BESS	25
	Total		5,574

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
(5)
Subject to transmission network readiness

Corporate Projects

The following tables provide a breakdown of our corporate solar and wind energy projects by commission status (commissioned and committed) as of March 31, 2026.

Corporate Wind Energy Commissioned Projects

		Location	Capacity	Capacity Commission		Tariff (Indian		PPA tenor (from
S.No.	Project Name	(Indian State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	COD)
1	Various Corporate Wind Projects (4)	Various	731	Feb-13 to Mar-26	Third Party (3)	3.35 – 5.20	Multiple	10-25
	Total		731

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Third party refers to private commercial and industrial customers.
(4)
Includes Hybrid Projects.

Corporate Wind Energy Committed Projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1	Other Corporate Projects (3)	Multiple	257	Between the first half of the year ending March 31, 2027 and the second half of the year ending March 31, 2028	Third Party	3.23 – 4.16	Third Party	15-25	PPA/Contract Signed
	Total		257

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.

(2)
For more details on the tariff model see section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Corporate Solar Energy Commissioned projects

				Capacity
		Location		Commission date, or		Tariff (Indian		PPA tenor
S.No.	Project Name	(Indian State)	Capacity (MW)	“COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	(from COD)
	Solar Corporate
1	Projects (3)	Multiple	1,515	Jan17 to Feb26	Third Party	2.81 – 5.77	Third Party	10-25
	Total		1,515

Notes:

(1)
Commission date for commissioned projects refers to the date on which the project is ready for commercial operation.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Corporate Solar Energy Committed projects

S.No.	Project Name	Location (Indian State)	Capacity (MW)	Capacity Commission date, or “COD” (1)	Tariff Model (2)	Tariff (Indian Rupees/kWh)	Offtaker	PPA tenor (from COD)	PPA or LOA (3)
1	Corporate Projects (3)	Multiple	160	Between the first half of the year ending March 31, 2027 and the second half of the year ending March 31, 2027	Third Party	3.81 – 4.16	Third Party	20-25	PPA/Contract Signed
	Total		160

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Includes Hybrid Projects.

Other Projects

		Location (Indian	Capacity	Capacity Commission		Tariff (Indian		PPA tenor
S.No.	Project Name	State)	(MW)	date, or “COD” (1)	Tariff Model (2)	Rupees/kWh)	Offtaker	(from COD)
1	Other Commissioned Projects (4)	Multiple	410	Sep, 2023(3)	Merchant	IEX	Merchant	—
	Total		410

Notes:

(1)
Commission date for committed projects refers to the management’s estimated commercial operation dates.
(2)
For more details on the tariff model see the section titled “Offtakers — Tariff” under Item 4.B.
(3)
Weighted average of all the project CODs with weights based on capacity.
(4)
Includes 99 MW hydro project.

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

Of our total offtaker base as of March 31, 2026, government agencies and public utilities constituted approximately 84%, private industrial and commercial offtakers constituted approximately 15% while merchant constituted approximately 2%. For the year ended March 31, 2026, one customer, which is a state owned accounted for more than 10% of our revenue. See the section titled “Business Overview — Power purchase agreements” under Item 4.B below for more details on the terms of our PPAs with our offtakers, including these customers.

The following table sets forth our offtaker profile as a percentage of our total capacity as of March 31, 2026.

Total Capacity (commissioned and committed)%
Central Agency (SECI/PTC/NTPC /NHPC/SJVN/REMCL/REC)	59.4%
State
Andhra Pradesh (1)	3.9%
Gujarat (2)	3.4%
Karnataka (3)	3.6%
Maharashtra (4)	3.4%
Madhya Pradesh (5)	2.9%
Rajasthan (6)	1.8%
Telangana (7)	3.6%
Tamil Nadu (8)	0.5%
Punjab (11)	0.55%
Uttar Pradesh (12)	1.5%
Third Party (9)	13.5%
Others (10)	2.0%
Total	100%

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
(11)
Punjab includes PSPCL.
(12)
Uttar Pradesh includes UPPCL

Power purchase agreements

We sign long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. The long-term PPAs for our projects enhance the offtake security and long-term visibility of our revenues. As of March 31, 2026, our PPAs for our utility-scale projects had an average term of more than 24 years.

For our utility-scale wind and solar energy projects and our utility-scale firm power projects, our PPAs with central government and DISCOMs typically have a term of 25 years. As of March 31, 2026, all of our PPAs with central government agencies had a term of 25 years, while the PPAs with state DISCOMs had a term of 24.1 years. Similarly, our PPAs with private commercial and industrial users have a term ranging from eight to 25 years.

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

Bid assessment

We utilize a multi-pronged process to effectively track all bid policies and bid updates in the public domain. Once a tender is identified, the relevant information about the bid is discussed with our finance, regulatory and technical teams. Before we submit the bid, it is approved by the investment committee. Our bid approval process begins with the proposal being prepared by our business development/strategy/sales team. The proposal would typically list the key assumptions that we take into account for projections which are based on historical performance and the current trends in capex, procurement, financing, etc. The proposal is evaluated independently by our finance, execution, land, regulatory, O&M and other relevant teams. In addition, the bid proposal will then be reviewed by our investment team which is led by the CFO. Once the assumptions have been vetted, a senior management committee further reviews the proposal.

A number of factors are considered in our assessment of potential bids, including the credit rating of the offtaker, ease of doing business in the relevant state where the project is envisaged to be set up, availability and ownership of land, soil conditions and variability, solar irradiation levels, wind speeds, PLFs (if wind component is present) and BESS requirements (sizing, compliance, number of storage hours, impact on penalties) at the location of the project, land and capital costs, payment cycles, operational costs, compliance costs, ease of construction, required wind turbine size, climate, topography and other location coordinates. We also evaluate the opportunity on the basis of the capacity being offered, grid connectivity and readiness of evacuation infrastructure, including assessing distance to the nearest substations and the capacity of the substations to evacuate the power produced.

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

After negotiating the preliminary commercial terms with the OEM and accounting for information related to wind resource, evacuation and execution as well as offtaker credit profile, if the proposed FiT based project is deemed viable based on the above factors, our investment committee may grant its final approval for the project.

Renewable energy certificates, or “RECs”

Renewable energy developers, such as us, also have the option to sell the power to state utilities at preferential tariff as set by the state regulator or at the average power purchase cost, or “APPC,” and sell the green component separately in the form of RECs. The CERC in India has issued terms and conditions for recognition and issuance of RECs. In the REC mechanism, the electricity and the green component are accounted for separately. The project developer can sell the power to an offtaker or to a third-party/captive consumer at a mutually negotiated price, while selling the REC component separately in the market. RECs are available for entities to procure based on APPC which is the weighted average cost of procurement of a distribution utility from all sources except short-term power and renewable power. One REC is issued to renewable energy generators for every MWh of electricity fed to the grid and metered at the busbar of the generator for projects set up under the REC scheme, and the two products, one being the attributes embodied in the REC and the other being the electricity itself, may be sold or traded separately. REC trading occurs on a monthly basis, while the pricing range for RECs regulated through a floor and a ceiling price set by the Indian regulator from time to time. When a REC is purchased, the owner is considered to have purchased renewable energy. Distribution utilities and customers can therefore fulfil their renewable energy purchase obligations by purchasing RECs. As per the REC Regulations, RECs issued are valid until they are redeemed.

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

Suppliers for utility-scale wind energy projects

Operating equipment for utility-scale wind energy projects primarily consists of turbines, inverters and transformers. Costs for turbines typically represent majority of our utility -scale wind energy project investment costs. Our turbine supply strategy is largely based on developing strong relationships and establishing framework agreements with leading turbine suppliers. The following table sets forth our OEM suppliers for wind turbines based on contracted capacity as of March 31, 2026:

Wind Energy Projects - Contracted Capacity (1)	(%) (2)
Siemens Gamesa Renewable Power Private Limited	35.8%
Envision Energy International Limited, Hong Kong	19.0%
Suzlon Energy Limited	17.6%
Vestas Wind Technology India Private Limited	7.4%
GE India Industrial Private Limited	6.3%
Inox Wind Limited	4.7%
ReGen Powertech Private Limited	4.5%
Wind World (India) Limited	3.0%
Senvion Wind Technology Private Limited	1.2%
Kenersys India Private Limited	0.5%
Total	100%

Notes:

1)
Contracted capacity includes all of the capacity for which a contract has been entered into regardless of the project status. It includes utility-scale wind energy projects and utility-scale firm power projects (wind).
2)
Based on 5,393 MW of contracted capacity of utility-scale wind energy projects and utility-scale firm power projects (wind) for which suppliers have been engaged as of March 31, 2026.

Suppliers for utility-scale solar energy projects

Operating equipment for solar energy projects primarily consists of solar module panels, inverters, cables, solar mounting structures, trackers, transformers and evacuation systems. We purchase major components such as solar module panels and inverters directly from multiple manufacturers. There are several suppliers in the market and we select our suppliers based on expected cost of equipment purchased, reliability, warranty coverage, ease of installation and other ancillary costs. The following table sets forth our OEM suppliers for solar panels based on contracted capacity as of March 31, 2026:

Utility-Scale Solar Energy Projects	(%) (1)
Self-Supply	58.2%
Longi Solar Technology Co. Ltd.	10.3%
JA Solar International Limited	6.3%
Jinko Solar Co., Ltd	4.6%
RenewSys India Private Limited	3.0%
Hareon International Co., Limited	2.6%
Canadian Solar International Limited	2.4%
Talesun Solar	2.1%
Risen Energy Co. Ltd.	1.3%
ZNShine PV-Tech Co. Ltd.	1.6%
Hanwha Q Cells (QIDONG) Co. Ltd.	1.3%
Trina Solar Energy Development Pte Ltd.	1.1%
Jinergy Solar	1.1%
First Solar FE Holdings Pte. Ltd.	1.1%
Vikram Solar Limited	1.0%
BYD Company Limited	0.8%
GCL System Integration Technology Co Ltd.	0.7%
Renesola Singapore Pte Ltd.	0.6%
Goldi Sun Private Limited	0.1%
Total	100%

Notes:

(1)
Based on 11,719 MWp of capacity of utility-scale solar energy projects and utility-scale firm power projects (solar) for which suppliers have been engaged as of March 31, 2026.

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

Approvals

Upon identifying and acquiring or leasing the land needed for our projects, we begin the approvals process with relevant local and state agencies. For certain types of approvals, the process continues throughout the various stages of project development. The approvals process includes identifying required permits, holding preliminary meetings with relevant state and central agencies and stakeholder groups, determining and conducting relevant project studies, preparing permits and disclosure reports, participating in public meetings, responding to information requests and seeking project approvals from the state or central government bodies.

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

Transmission and interconnection

Since the availability of transmission infrastructure and access to a power grid or network is critical to a project’s feasibility, we evaluate the power evacuation capacity available at the nearby sub-stations, using our in-house expertise and from publicly available sources. Once we determine that the necessary transmission infrastructure is available or will be available once a project is commissioned, we undertake the necessary steps to establish a connection with the grid network. This process typically involves submitting various applications with relevant public utilities, independent system operator and local electric utility. Power from our wind and solar energy projects is typically evacuated to the relevant grids through high voltage 33/66/110/132/220/400 kV transmission lines from dedicated pooling stations, which results in stable energy transmission and minimizes grid instability and losses.

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

Our O&M contracts usually include performance guarantees, under which service providers are obligated to compensate us for any shortfalls in machine or resource availability, subject to an annual cap, typically a percentage of the total annual fees. The scope of services offered includes coordination with state electricity boards and other regulatory bodies, equipment and evacuation infrastructure maintenance, and a range of technical services such as reporting, testing, and inspections. While turbine manufacturers often handle the on-site O&M of turbines and the associated balance of plant (including pooling stations), we are required to ensure regulatory compliance and to secure and maintain insurance coverage.

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

Employees

As of March 31, 2024, 2025 and 2026, we had 3,988, 4,336, and 4,720 employees, respectively. The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2024	2025	2026
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams	619	601	601
Business development (includes business development, bidding and new business teams)	120	135	149
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	53	28	-
Design and engineering (include design, technical and power evacuation teams)	207	170	165
Procurement and commercial	116	93	80
Module and Cell Manufacturing	1,373	1,832	2,015
Project execution	640	608	630
O&M (includes project asset management and performance monitoring teams)	730	716	780
Quality health, safety and environment	130	153	166
3E NV	-	-	134
Total	3,988	4,336	4,720

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

Furthermore, we have developed in-house transmission capabilities, to build transmission lines for upcoming RE projects, and to optimize costs. Our transmission business has commissioned three ISTS connected transmission scheme projects under the TBCB mode in Southern India. We also prioritize evaluating new energy storage solutions and associated technologies to further improve operational efficiencies.

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

Intellectual Property

Our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. We also share some of our technology and know -how with our vendors in connection with the supply of equipment for the development of our projects and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors.

Facilities

See the section titled “Property, Plants and Equipment” under Item 4.D.

Environmental, Social and Governance

We showcase our commitment to transparency through detailed sustainability reporting and a continuous pursuit of higher ESG ratings, continually striving to exceed current benchmarks.

•
Placed in the top 10% of utility companies globally after a significant jump in S&P Corporate Sustainability Assessment (CSA) score to 84 in 2026 from 73 in 2025. Recognized in the prestigious S&P Global Yearbook 2026 for the second time.
•
Elevated to the Top Quartile (A grade), securing 2nd global rank among 346 Electric Utilities & IPPs in LSEG (Refinitiv) with a score of 90.41 in 2026 (up from 84.35 in 2025).
•
Top 2nd percentile and ranked 8th out of 605 utilities globally in Sustainalytics, with score improved to 11.6 (from 13.1 in 2024), while maintaining a low-risk category.
•
Top performance in CDP in 2026:
o
Climate Change rating upgraded to “A” (from A-), placing us in the top 5% globally
o
Water Security maintained at “A-”, within the global Leadership band
o
Supplier Engagement Assessment (SEA) “A” rating retained for the second consecutive year
•
Only Indian utility company to achieve a AAA rating in MSCI in 2026 - the highest possible rating, a significant upgrade from AA, positioning us in the top 19.5% of the sector globally.

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
•
Long Term Target: Reduction of Scope 1, 2 and 3 GHG emissions by Fiscal 2039-40 from base year Fiscal 2021-22 by 90%.

Additionally, we are a founding member of the United Global Compact (UNGC) Coalition for Sustainable Procurement representing India and the clean energy sector. We are the first from India working towards integrating sustainability criteria and supplier development into procurement for a lasting impact and a just transition

Over the years, we have integrated sustainability into our operations through multiple initiatives to achieve the various global targets that we have undertaken. These include deploying robotic cleaning solutions for solar units to save water, monitoring and reducing greenhouse gas emissions, fostering diversity and inclusion, advancing community development, and cultivating a safety-focused culture. These efforts are underpinned by our robust Integrated Management System, certified by Bureau Veritas, which aligns with global best practices. Our systems include ISO 9001 for quality, 14001 for environmental management systems, and 45001 for occupational health and safety. We have implemented measures to monitor and enhance employee satisfaction, happiness, and well-being. By adopting the Safety Culture Improvement Program, we aim to cultivate a secure workplace environment and have established specific goals for continuously enhancing safety performance. At the board level, we maintain an ESG Committee composed entirely of independent and non-executive directors. This committee is reinforced by a Steering Committee consisting of senior leadership, guiding our sustainability efforts with strategic direction.

We have implemented several initiatives to align our efforts with the United Nations Sustainable Development Goals (UNSDGs), a set of 17 global goals adopted by all United Nations Member States. These goals include specific targets to be achieved by 2030 and aim to address critical global challenges such as poverty, inequality, climate change, environmental degradation, peace, and justice. Our initiatives are designed to contribute meaningfully to these goals, contributing to sustainable development and positive global impact.

We drive innovation in environmental sustainability, energy storage, and climate change, evidenced by our strategic research and development partnerships with institutions such as the Indian Institute of Technology (IIT) in Delhi (where we have jointly established the Renew IIT Delhi Centre of Excellence), and Columbia University.

In collaboration with institutions such as COP30, the World Economic Forum (WEF), and the United Nations Environment Program (UNEP), we actively engage in policy discussions concerning climate change and energy security. In India, we collaborate with organizations like the Indian Women Network and UNGC to advance our diversity and inclusion agenda.

The following outlines our performance against our ReStart Targets (ReNew’s Sustainability Targets for Responsible Transformation):

Environment	Social	Governance
•
ReNew’s Net-Zero by 2040 targets validated by SBTi
•
Validated as Carbon Neutral (Scope 1 and 2) for the sixth time
•
84% Electricity sourced through clean energy sources
•
Two sites certified as water-positive for operational water
•
Conserved over 564,239 kiloliters of water annually by deploying robotic cleaning of solar panels

•
Established a fully women-led post-lamination line at our Jaipur module manufacturing plant
•
Achieved: approximately 52% YoY reduction in Lost Time Injury Frequency Rate (LTIFR) for FY 2025-26
•
Approximately 97% employees participated in training on ESG matters.
•
100% of security staff received training on human rights
•
Our social responsibility programs have impacted over 1.95 million people across 12 states
•
Approximately 18% women in the workforce against a target of 30% women in the workforce by 2030

•
Released 2nd Integrated report aligned with IIRC, GRI, SASB, IFRS S2, EFRAG, CSRD and UNGC
•
Placed in the top 10% of utility companies globally after a significant jump in S&P Corporate Sustainability Assessment (CSA) score to 84 in 2026 from 73 in 2025. Recognized in the prestigious S&P Global Yearbook 2026 for the second time.
•
Elevated to the Top Quartile (A grade), securing 2nd global rank among 346 Electric Utilities & IPPs in LSEG (Refinitiv) with a score of 90.41 in 2026 (up from 84.35 in 2025).
•
Only Indian utility company to achieve a AAA rating in MSCI- the highest possible rating, a significant upgrade from AA, positioning us in the top 19.5% of the sector globally.
•
Top 2nd percentile and ranked 8th out of 605 utilities globally in Sustainalytics, with score improved materially to 11.6 (from 13.1 in 2024), while maintaining a low-risk category.
•
Top performance in CDP in 2026:
•
Climate Change rating upgraded to “A” (from A-), placing us in the top 5% globally
•
Water Security maintained at “A-”, within the global Leadership band
•
Supplier Engagement Assessment (SEA) retained “A” rating for the second consecutive year
•
22% Board Diversity
•
55% Independent Directors on Board
•
3-tier ESG & Sustainability Governance in place with Board level ESG committee
•
ESG-linked KPIs embedded into executive evaluation and remuneration structure

We align our values with global commitments and are proud signatories of

•
Terra Carta: demonstrating our pledge to responsible management of natural resources and sustainable practices.
•
The United Nations Global Compact’s Ten Principles: guiding us in upholding human rights, labor standards, environmental sustainability, and anti-corruption practices across our operations.
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

At ReNew safeguarding biodiversity is a key element of our environmental strategy. We strive to protect and enhance natural habitats across all our renewable energy projects. By conducting thorough environmental impact assessments, we identify and mitigate potential risks to local flora and fauna. ReNew became a signatory to the India Business and Biodiversity Initiative (IBBI), to further step up our conservation efforts. Last year, ReNew had undertaken a detailed biodiversity risk assessment for all its sites, aligned with the principles of the Task force on Nature-Related Financial Disclosures (TNFD).

In our pursuit of climate resilience and transparency, we are aligning our climate disclosures with IFRS S2 Climate-related Disclosures. Through a comprehensive climate risk assessment, we have incorporated IFRS S2 principles across governance, strategy, risk management, and metrics.

Water conservation remains a key priority for ReNew. In 2025, we launched a pilot water positivity assessment (which refers to the evaluation of an entity’s water impact, specifically determining whether it returns more water to the environment than it withdraws for its operations) at two of our sites, aligned with the Water Neutrality Guidelines for Indian Industry developed by NITI Aayog. Both sites were successfully certified as positive for operational water, marking a significant milestone in our sustainability journey. This pilot serves as a strategic proof of concept and will inform the development of a scalable roadmap to achieve our ambition of becoming water positive across all operations by 2030. In 2026, we are extending this pilot to additional key operational sites.

ReNew has also conducted a comprehensive lifecycle impact assessment (LCA) of our Jaipur manufactured solar module, with results published on the global Environmental Product Declaration (EPD) platform - enhancing transparency and accountability across our value chain. Additionally, both our manufacturing facilities in Jaipur and Dholera have been awarded LEED Gold certification, reinforcing our commitment to sustainable and responsible manufacturing practices at scale.

To support our 2030 zero solid waste to landfill target, we have commenced comprehensive waste audits across all sites, laying the foundation for targeted waste reduction and diversion initiatives.

In line with our commitment to innovate sustainable, equitable, and responsible clean energy solutions, our key external stakeholders are poised to play a pivotal role. Through synergistic partnerships with our suppliers, customers, and the regulators, we're paving the way for a greener, just, and responsible future. Last year, we conducted a comprehensive ESG assessment of all our critical suppliers and established targeted corrective and preventive action plans. In 2026, we have extended the ESG assessment to additional critical suppliers and are also assessing tier 2 suppliers for the first time.

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

In FY 2025-26, we were recognized on the following global platforms:

1.
CII ITC Sustainability Award 2026 – Outstanding Achievement in Corporate Excellence;
2.
S&P Global CSA Yearbook 2026 - Top 10 percentile; and
3.
MarCom Platinum Award – Strategic Communication for the Integrated Report for FY 2024-25.

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

In FY 25-26, we were recognized on the following global platforms:

1.
Reuters Global Sustainability Award for Social Impact
2.
S&P Global Platts Global Energy Award for Corporate Impact
3.
Fortune Change the World List: 3rd time for community water initiatives

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

The Electricity (Amendment) Rules, 2026 have been published by Ministry of Power on 13.03.2026 to amend the Electricity Rules, 2005, revising the captive power framework while retaining the core criteria of minimum 26% ownership by captive users and at least 51% captive consumption. The rules expand the definition of ownership and captive users to include group companies (holding, subsidiaries), allowing them to be treated as a single entity for compliance. They also clarify proportional consumption norms (especially for group/AoP structures), introduce annual verification of captive status, and assign verification to State nodal agencies (intra-state) and NLDC (inter-state). Cross-subsidy and additional surcharges are waived during verification (subject to declaration) but become payable with carrying cost if captive status is not met.

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

The Ministry of Power introduced the Electricity (Amendment) Bill, 2025 (“2025 Amendment Bill”). The Bill seeks to reform India’s power sector by introducing competition in electricity distribution, rationalizing tariffs, and strengthening regulatory oversight. The Bill enables multiple distribution licensees to operate in the same area using a shared network, thereby promoting competition, improving service quality and enhancing efficiency in power supply. It emphasizes a transition towards cost-reflective tariffs and gradual reduction of cross-subsidies, particularly for industrial consumers, while continuing to protect subsidized tariffs for farmers and low-income households through transparent budgetary support. Further, it introduces a framework for non-discriminatory access to electricity supply, expands avenues for procurement through open access, and recognizes the role of energy storage systems within the electricity ecosystem. It also promotes the development of electricity markets and new trading mechanisms. In addition, the Bill provides for enhanced coordination between the Centre and States through an Electricity Council and strengthens compliance with non-fossil energy procurement obligations.

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

National Generation Adequacy Plan (2026-27 to 2035-36)

CEA in March 2026 published the National Generation Adequacy Plan (2026-27 To 2035-36) which has projected an installed capacity of 1121 GW by the end of 2035-36, comprising 315 GW Coal, 20 GW Gas, 22 GW Nuclear, 78 GW large Hydro, 509 GW Solar, 155 GW Wind, 16 GW Biomass and 6 GW Small Hydro. Additionally, the energy storage installed capacity of 174 GW/888 GWh (BESS of 80 GW/321 GWh and PSP of 94 GW/ 567 GWh) is envisaged by 2035-36. The non-fossil fuel-based installed capacity would be about 786 GW i.e. 70% of the total installed capacity by 2035-36, as compared to 52% in January 2026. Similarly, the fossil fuel-based installed capacity would be about 30% in 2035-36 as compared to 48% in January 2026.

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

National Offshore Wind Policy, 2015

India possesses a coastline of approximately 7600 km, which provides a prospective source of offshore wind energy. Per the National Offshore Wind Energy Policy dated October 6, 2015, the Ministry of New and Renewable Energy (MNRE) will assist in the development of offshore wind energy in India and work in close coordination with other government entities for development and use of maritime space within the Exclusive Economic Zone (EEZ) of the country and shall be responsible for the overall monitoring of offshore wind energy development in the country. The National Institute of Wind Energy (NIWE), Chennai will carry out resource assessments, surveys and studies in the EEZ, demarcate blocks and facilitate developers for setting up offshore wind energy farms. The MNRE published a Strategy for Establishment of Offshore Wind Energy Projects on August 17, 2023 which was then revised and republished on September 26, 2023 which provides three models for the development of offshore wind and contemplates an anticipated auction of 37 GW of offshore wind deployment by 2030.

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

Guidelines for Tariff Based Competitive Bidding Process for Procurement of Firm and Dispatchable Power from Grid Connected Renewable Energy Power Projects with Energy Storage Systems, 2023

The Ministry of Power (MoP) has issued guidelines for a tariff-based competitive bidding process to procure firm and dispatchable power from grid-connected renewable energy projects with energy storage devices on June 9, 2023. The guidelines specifically focus on the procurement of firm and dispatchable power from grid connected RE power projects. Firm and Dispatchable RE power refer to the supply of electricity according to the specified demand profile mentioned in the Request for Selection (RfS) or bidding documents. Bids will be solicited in terms of power capacity, with a minimum bid quantum of 50 MW. The guidelines emphasize the need of encouraging competition, transparency, and standardized procurement in order to minimize power procurement costs, allow renewable capacity increase, and meet renewable purchase and storage power responsibilities. They also intend to deliver appropriate returns to investors and to provide the groundwork for long-term inter-state and intra-state electricity sales and purchases. The bidding procedure will be a two-part, single-stage process that includes a technical bid and financial bid review. Qualification standards, including technical and financial requirements, have been established to assess the competence of project developers. The successful bidder must retain a majority stake in the special purpose vehicle or project company that will carry out the power purchase agreement (PPA). The PPA period is ideally 20 years but can be extended to 25 years.

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

Guidelines for Virtual Power Purchase Agreements, 2025

CERC issued Guidelines for Virtual Power Purchase Agreements on December 24, 2025. These guidelines enable a structured mechanism for renewable energy procurement through financial contracting. A VPPA is defined as a bilateral, over‑the‑counter (OTC), non‑tradable and non‑transferable contract between a Renewable Energy Generating Station (REGS) and a consumer or designated consumer, with a minimum tenure of one year. Under this arrangement, the physical electricity generated by REGS is sold separately through authorized market mechanisms, while the associated Renewable Energy Certificates (RECs) are transferred to the consumer for RPO/RCO compliance, without any double counting.

Central Electricity Regulatory Commission (Terms and Conditions for Tariff determination from Renewable Energy Sources) Regulations, 2024

The Central Electricity Regulatory Commission (CERC) on June 12, 2024, issued the Central Electricity Regulatory Commission (Terms and Conditions for Tariff Determination from Renewable Energy Sources) Regulations, 2024.

These regulations came into force on July 1, 2024, and, unless reviewed earlier or extended by the Commission, shall remain in force up to March 31, 2027.

Central Electricity Regulatory Commission (Indian Electricity Grid Code) Regulations, 2023. (“Grid Code”)

The CERC notified the new Grid Code on May 29, 2023. These regulations will apply to all users, state load dispatch centers (SLDCs), renewable energy management centers, regional load dispatch centers (RLDCs), national load dispatch center, central transmission utility, state transmission utilities, licensees, five regional power committees, settlement nodal agencies, qualified coordinating agencies and power exchanges to the extent applicable. For stable, reliable and secure grid operation and to achieve maximum economy and efficiency of the power system, the grid code apart from the provisions relating to the role of various statutory bodies and organizations and functional linkages among them, contains extensive provisions pertaining to reliability and adequacy of resources; technical and design criteria for connectivity to the grid including integration of new elements, trial operation and declaration of commercial operation of generating stations and inter-state transmission systems; protection setting and performance monitoring of the protection systems including protection audit; unit commitment, scheduling and dispatch criteria for physical delivery of electricity; integration of renewables; ancillary services and reserves; and cyber security.

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

Renewable Purchase / Consumption Obligations (RPO/RCO)

The Electricity Act promotes the development of renewable sources of energy by requiring the SERCs to ensure grid connectivity and the sale of electricity generated from renewable sources. In addition, the Electricity Act and the Tariff Policy require the SERCs to specify, for the purchase of electricity from renewable sources, a percentage of the total consumption of electricity within the area of a distribution licensee, historically known as RPOs. Such obligations are now largely subsumed within the Renewable Consumption Obligation (“RCO”) framework notified by the Ministry of Power. RCOs are required to be met by obligated entities (distribution licensees, captive power plants and open access consumers) by purchasing renewable energy, either by renewable energy power producers such as the Group, or by purchasing renewable energy certificates (“RECs”). In the event of default by an obligated entity in any fiscal year, the SERC may direct the obligated entity to pay a penalty or to deposit an amount determined by the relevant SERC, into a fund to be utilized for, among others, the purchase of RECs.

Revised notification was published on October 20, 2023; specifies the minimum share of consumption of non-fossil sources (renewable energy) by designated consumers as energy or feedstock and different share of consumption for different types of non-fossil sources for different designated consumers in respect of electricity distribution licensee and other designated consumers who are open access consumers or captive users to the extent of consumption of electricity from sources other than distribution licensee.

Further, MoP, in exercise of its powers under the Energy Conservation Act, 2001, has notified a revised framework for Renewable Consumption Obligation (“RCO”) on September 27, 2025, which supersedes the earlier framework. The revised notification prescribes progressively increasing minimum shares of renewable energy consumption for designated consumers reaching approximately 43.33% of total electricity consumption by 2029-30. The RCO framework introduces granular sub-categories such as wind, hydro, distributed renewable energy and other renewable energy, with limited fungibility permitted among certain components, while retaining specific compliance requirements for distributed renewable energy.

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

Central Electricity Regulatory Commission (Deviation settlement Mechanism and related matters) Regulations, 2022 (“F&S Regulations”)

The CERC in these regulations, as amended from time to time, has laid down rules guidelines and standards for maintaining grid discipline and grid security as envisaged under the Grid Code through the commercial mechanism for Deviation Settlement through withdrawal and injection of electricity by the users of the grid including wind and solar based plants connected to an interstate transmission network. The wind and solar generators connected to interstate transmission networks are required to provide a daily 15 minute time block wise generation schedule. The schedule may be revised by giving advance notice to the relevant Regional Load Dispatch Center. Any deviations between actual generation with respect to the schedule generation in the 15-minute time block is liable to attract commercial charges as per the formula prescribed in the F&S Regulations.

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

Key highlights include:

•
Further tightening of deviation bands and penalties for deviations from scheduled electricity drawal or injection, encouraging more disciplined grid behavior, applicable from April 1, 2026.
•
A revised method to calculate the "Normal Rate of Charges for Deviation", using the highest weighted average price from the integrated day-ahead market, real-time market, or a combination, including ancillary service charges.
•
Introduction of the X-factor, a scaling parameter that increases penalties based on the schedule rather than the available capacity, thereby incentivizing better forecasting and scheduling.

Additionally, a Suo-Motu order was issued by CERC on March 31, 2026 regarding determination of value of “X” for computation of the deviation (in %) for Wind and Solar (WS) Sellers from 01.04.2026 onwards under the provisions of the CERC DSM Regulations, 2024.

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

Electricity (Late Payment Surcharge) Rules, 2022 (“LPS Rules 2022”)

The LPS Rules 2022 were notified by the Ministry of Power on June 3, 2022. The LPS Rules 2022 are applicable for payments to be made in pursuance of power purchase agreements, power supply agreements and transmission service agreements, where tariff is determined under the Electricity Act, 2003, including such agreements which become effective before the LPS Rules 2022 came into force. The LPS Rules 2022 provide that LPS, that is, the charges payable by a distribution company to a generating company or electricity trader for power procured from it, or by a user of a transmission system to a transmission licensee on account of delay in payment of monthly charges beyond the due date, shall be payable on the payment outstanding after the due date at the base rate of LPS applicable for the period for the first month of default. The rate of LPS for the successive months of default shall increase by 0.5% for every month of delay provided that the LPS shall not be more than 3 percent higher than the base rate at any time and shall not be higher than the rate specified in the agreement for purchase or transmission of power. All payments by a distribution licensee to a generating company or a trading licensee for power procured from it or by a user of a transmission system to a transmission licensee shall be first adjusted towards LPS and thereafter, towards monthly charges, starting from the longest overdue bill. LPS Rules 2022 also provides for regulation of access to power in case of non-payment of dues within the specified time period. The over-dues of the prior period, i.e., up to June 3, 2022, shall be liquidated through equated monthly instalments as per the provision of the LPS Rules 2022.

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

CERC on September 09, 2025 issued amendment to the 2022 framework to refine connectivity and access provisions for renewable energy projects, including hybrid and energy storage systems. A key feature of the amendment is the introduction of a solar-hours based framework, which distinguishes between “solar hours” and “non-solar hours”. This framework enables more granular scheduling of power and determines transmission access and curtailment priority, basis technology (solar/wind/BESS/hybrid) being used in RE plants. Under this approach, projects may seek General Network Access (“GNA”) or Temporary General Network Access (“T-GNA”) based on availability during solar and non-solar periods, aligning transmission access with the time-of-day generation profile of renewable energy. The framework further enables participation of standalone and co-located energy storage.

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

Renewable energy certificates (“RECs”)

The CERC notified the Central Electricity Regulatory Commission (Terms and Conditions for Recognition and Issuance of Renewable Energy Certificate for Renewable Energy Generation) Regulations, 2010 (“REC Regulations”) on January 14, 2010 and the same was amended on September 29, 2010, July 10, 2013, December 30, 2014 and March 28, 2016. The REC Regulations aim at the development of markets for power from non-conventional energy sources by issuance of transferable and saleable credit certificates. The REC Regulations facilitate fungibility and inter-state transaction of renewable energy with least cost and technicality involved. The CERC has nominated the National Load Dispatch Center as the central agency to perform the functions, including, inter alia, registration of eligible entities, issuance of certificates, maintaining and settling accounts in respect of certificates, acting as repository of transactions in certificates and such other functions incidental to the implementation of REC mechanism as may be assigned by the CERC. The REC mechanism provides a market-based instrument which can be traded freely and provides means for fulfilment of RPOs by the distribution utilities/consumers.

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

The CERC issued the first amendment on March 24, 2026 expanding the REC framework to include captive plants with self-consumption that do not qualify as captive under existing rules, introduced key concepts such as designated consumer, renewable consumption obligation (RCO), and virtual power purchase agreements (VPPAs). The amendment also sets timelines for REC issuance (within three months of certification for excess RE procurement) and enables REC transfer under VPPAs for compliance with RPO/RCO, with such certificates being extinguished upon use. Excess RECs may be carried forward but cannot be traded on power exchanges.

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

Subsequently, MNRE has issued the ALMM List‑II for solar PV cells and an amendment on July 28, 2025, further operationalizing the framework and clarifying implementation requirements.

To enforce compliance, only those PV modules that use cells from ALMM List-II will remain listed in ALMM List-I, and non-compliance will lead to delisting. Moreover, all net-metering and open-access renewable energy projects commissioned on or after June 1, 2026, must use cells from ALMM List-II. Thin-film modules from integrated units already listed in ALMM List-I are considered compliant by default. The updated framework aims to boost domestic manufacturing and ensure stricter adherence to ALMM requirements.

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

Directions by the Commission for Implementing Market Coupling in terms of the provisions of the Central Electricity Regulatory Commission (Power Market) Regulations, 2021

CERC on July 23, 2025 decided to implement a Shadow Pilot on Power System and Cost Optimization through Market Coupling. The Commission, inter-alia, directed the Grid Controller of India (Grid-India) to implement the following on a shadow pilot basis: coupling of the RTM of the three power exchanges; separately coupling of the RTM at the three power exchanges along with SCED and coupling of DAM of the three power exchanges.

Based on the submissions made by Grid-India and various consultations held and as per the provisions of Market Coupling specified in Regulations 37 to 39 of the PMR 2021, the Commission has decided to initiate the process for implementing market coupling in a phased manner.

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

The Rajasthan Electricity Regulatory Commission (RERC) issued the Renewable Purchase Obligation (RPO) Regulations on 13th June 2023, highlighted the RPO targets for wind, hydro and Energy storage for Fiscal 2030. Targets include RPO of 6.94% for wind, 2.82% for Hydro and 4% for Energy storage by Fiscal 2030. Wind compliance shall be met only by energy produced from projects commissioned after 31 March 2022; Hydro power obligation shall be met only by energy produced from large hydro projects (including PSP) and small hydro projects commissioned after March 8, 2019 and Energy storage obligation may be met if 85% of total energy storage stored annually is procured from RE sources.

The Government of Rajasthan has issued Green Hydrogen Policy on September 29, 2023 to achieve 2 MTPA Green Hydrogen and derivatives production capacity by 2030. The target also includes 1 GW electrolyzer manufacturing capacity and to have 10% share of green hydrogen in natural gas pipelines for the gas produced within Rajasthan by 2030. Government will be giving 50% waiver on electricity duty, transmission and wheeling charges for 10 years and 100% waiver on Cross Subsidy surcharge and Additional surcharge for 10 years. Monthly banking allowed up to 1/3 of energy injected on payment of banking charges.

The RERC has issued Renewable Energy Policy on October 6, 2023 with a target to achieve 90 GW by Fiscal 2030. The 90 GW capacity includes 65 GW solar, 15 GW solar-hybrid and 10 GW hydro, PSP and BESS. The policy fosters renewable energy parks through public-private partnerships, with the government investing up to 50% equity. State will promote hybridization of existing Conventional Thermal Power Plants by allowing setting up of RE Plants by the Conventional Power Generators.

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

KERC has issued Framework for Demand Flexibility (DF)/Demand Side Management (DSM)) Regulations on March 10, 2026 providing structured approach for distribution licensees to manage electricity demand through energy efficiency, demand response and load flexibility measures. The regulations mandate licensees to implement DF/DSM programs, set up dedicated cells, conduct load research, and meet progressive demand flexibility targets (DFPO) linked to peak demand, with incentives and penalties for performance. The framework requires integration of DSM into resource adequacy planning, ensure cost recovery subject to cost-effectiveness tests, and introduce rigorous evaluation, measurement, and verification frameworks to track energy savings and system benefits.

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

Andhra Pradesh

The New and Renewable Energy Development Corporation of Andhra Pradesh Limited is the agency responsible for promoting and developing renewable energy in the state of Andhra Pradesh. The Andhra Pradesh Electricity Regulatory Commission issued the Green Energy Open Access, Charges and Banking Regulations on May 1, 2024. Under the new framework, the regulation introduces more accessible measures for energy consumers and producers to invest and participate in green energy initiatives. This initiative is seen as a crucial step toward achieving the state’s ambitious renewable energy goals. The regulation facilitates easier access for consumers to green energy sources, which is expected to not only boost the local green energy market but also support the national agenda on sustainable energy. The regulation also revises the charges associated with green energy procurement. The APERC has laid out a structured tariff system that incentivizes the adoption of renewable energy sources by making them more economically viable for consumers. This change is anticipated to attract more investments into the renewable sector and is part of a broader effort to make green energy a more attractive option compared to conventional energy sources. Additionally, the regulation introduces new banking rules related to energy production and consumption. These rules are designed to help manage the energy produced from renewable sources more efficiently, allowing for better energy storage and distribution across the state. The APERC published an amendment on December 08, 2025 introducing enhanced provisions to promote renewable energy adoption and operational clarity. The amendment includes permitting EV charging stations to procure power through green open access, revising energy banking rules to a monthly cycle with time-of-day restrictions and a 30% banking cap, and specifying compensation and REC eligibility for unutilized or lapsed energy. It also provides exemptions from cross-subsidy and additional surcharges for green hydrogen and certain manufacturing projects, strengthens metering and settlement mechanisms (including block-wise scheduling), and clarifies treatment of existing and new open access consumers, along with updated standby supply charges and planning requirements for grid stability.

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

The APERC issued Terms and Conditions for Tariff Determination from Renewable Energy Sources Regulation on November 22, 2025 to establish a framework for determining tariffs for renewable energy projects in Andhra Pradesh for the period 2025-2030. The regulations provide for project-specific tariff determination based on defined financial norms (such as capital cost, return on equity, depreciation, and O&M), and apply to various renewable technologies including solar, wind, hydro, biomass, hybrid, and storage projects. The guidelines also promote competitive procurement while allowing case-by-case tariff approval, specify technical parameters (e.g., CUF/PLF, efficiency), and include provisions for incentives, subsidies, and regulatory approval to ensure transparent, cost-effective procurement of renewable energy. In addition, an amendment has been issued on December 08, 2025 to Clause 27 provides that the capacity utilization factor (CUF) for small hydro projects will now be determined on a project-specific basis with a minimum threshold of 30%.

The APERC issued Planning Procurement Deployment and Utilization of Battery Energy Storage Systems BESS Regulations on September 12, 2025 establishing a comprehensive framework for deployment of battery energy storage systems across the power value chain, including generation, transmission, distribution, and end-user levels. The regulations allow flexible ownership and deployment models such as co-location with renewable energy, standalone grid assets, and behind-the-meter installation and promote participation of a wide range of stakeholders. The guidelines also enable integration of BESS with EV charging infrastructure and vehicle-to-grid applications, while mandating integration of storage in planning by DISCOMs and transmission licensees to support grid flexibility and renewable energy integration.

Gujarat

The state government has announced Gujarat Solar Power Policy, 2021 on December 29, 2020 to align the solar power policy generation in the state with expansion of India’s solar power generation goals. This policy shall remain effective until December 31, 2025 and all the solar power systems installed and commissioned during the period of this policy are entitled to the incentives offered under this policy for a period of 25 years from the date of commissioning. The key incentives offered under this policy include removal of restrictions on installed capacity, offering of power at pre-fixed prices by the self-owned systems, no transmission and wheeling charges exemption from cross subsidy and additional surcharges.

The Gujarat Integrated Renewable Energy Policy, 2025 announced on December 24, 2025 to position the state as a global green energy leader by scaling renewable capacity beyond 100 GW and supporting India’s 500 GW target by 2030. The policy sets ambitious long-term targets, including achieving over 50% of energy consumption from non‑fossil sources by 2030, expanding renewable capacity to 150 GW by 2035 and 300 GW by 2047, and reducing carbon intensity by over 45%. It also aligns with India’s broader net‑zero goals while promoting affordable, reliable, and sustainable energy.

The government also issued Gujarat Green Hydrogen Policy in December 2025 for driving sustainable economic growth, enhancing energy security, and enabling the production, consumption, and export of green hydrogen and its derivatives with Mission to position Gujarat as a leading hub in the green energy ecosystem by achieving green hydrogen production capacity of 3 MMTPA by 2035 in alignment with Panchamrit Commitments. The policy shall remain in force till December 31, 2035 or until a new Policy is announced by the Government of Gujarat, whichever is earlier.

The Gujarat Energy Development Agency (GEDA) as of September 21, 2023 has directed state authorities to grant necessary permissions to project developers to set up inter-state and intra-state connected renewable power projects in the state.

The GEDA published the Renewable Energy Policy on October 4, 2023 for a period up to September 2028. The state target is that RE becomes 50% of total installed capacity by 2030. The Policy encourages setting up wind, solar and hybrid (wind solar) power projects in the state of Gujarat. Benefits under the policy will be extended to a project for 25 years from the date of commissioning or its lifespan, whichever is earlier. Under this policy banking of RE power has been allowed on a monthly basis and transfer of green attributes will only be available for obligated entities up to their RPO target.

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

The GERC on August 12, 2025 issued the Procurement of Energy from Renewable Sources Regulations mandating RPO for distribution licensees, open access consumers, and captive users, requiring them to procure or generate a specified and increasing share of electricity from renewable sources (including wind, hydro, distributed RE, and others) through 2030. Compliance can be met through direct procurement, captive generation, or RECs, with provisions for inter-category adjustments, energy storage obligations, and limited carry-forward of excess. The regulations also establish detailed reporting, monitoring, and verification mechanisms through a designated State Agency, and impose penalties for non-compliance, including purchase of RECs or monetary penalties based on prescribed norms.

Telangana

The Telangana State Renewable Energy Development Corporation Limited is the nodal agency responsible for promoting and developing renewable energy in the state of Telangana. The Telangana State Electricity Regulatory Commission (TSERC) (Terms and Conditions of Open Access), Regulation was issued on March 15, 2024, consumers who have a contracted or sanctioned load of 100 kW or more, including those who aggregate multiple connections to achieve a total of 100 kW within the same electricity division of a power DISCOM, are eligible to obtain power through green energy open access (GEOA). TSERC issued an amendment on January 24, 2026 clarifying that any electricity injected into the grid from the grant of Green Energy Open Access (GEOA) until execution of the wheeling agreement will be treated as inadvertent power, with no payment entitlement to the generator. However, such renewable energy generation will still be eligible for issuance of RECs.

The TSERC published the Framework for Resource Adequacy, Regulations in February 2026 establishing a comprehensive planning framework to ensure reliable and adequate electricity supply in Telangana by requiring distribution licensees to forecast demand, plan generation and transmission resources, and maintain sufficient capacity (including reserve margins) to meet future demand over short-, medium-, and long-term horizons. The regulations mandate preparation of rolling resource adequacy plans, optimization of power procurement mix (including renewable energy and storage), and alignment with national planning mechanisms, with oversight by SLDC/STU and approval by the Commission. Strict timelines, data reporting requirements, and compliance provisions are introduced to ensure accountability and efficient, cost-effective power supply.

Maharashtra

The Maharashtra Energy Development Agency is the nodal agency for promoting and developing the renewable energy in the state of Maharashtra.

The Maharashtra Energy Development Agency (MEDA) issued the state’s Green Hydrogen Policy on October 31, 2023 to achieve 500 kTPA Green Hydrogen and derivatives production by 2030. The incentives given by the government includes 50% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 10 years. Hybrid renewable projects will be given 60% waiver on transmission and wheeling charges and 100% waiver on electricity duty for 15 years. Green Hydrogen production projects: up to 3 projects with total capacity of 100 kTPA subject to maximum individual project capacity of 50 kTPA will get subsidy of 30% of capital cost, 50% waiver on transmission and wheeling charges for 20 years and 100% waiver on electricity duty for 15 years. Hydrogen pipeline will get Rs. 250 million/km capital cost subsidy subject to maximum of 10 km and 1% interest rate subsidy. Other subsidy includes 100% waiver on land tax on land tax, excise duty and stamp duty on land acquisition.

Tamil Nadu

The Tamil Nadu Energy Development Agency (TEDA) is the nodal agency for promoting and developing the renewable energy in the state of Tamil Nadu and Tamil Nadu Electricity Regulatory Commission (TNERC) is responsible for regulating and overseeing various aspects of electricity generation, transmission, distribution, and tariff setting.

On September 18, 2025 TNERC published Green Energy Open Access Regulations establishing a framework to enable non‑discriminatory open access to renewable energy for consumers and generators in Tamil Nadu, including use of intra‑state transmission and distribution networks. The regulations define eligibility (for consumers ≥63 kVA), categorize open access into short‑, medium‑, and long‑term, and set rules for application, prioritization, and coordination through nodal agencies. The regulations also introduce 15‑minute block‑wise energy accounting and banking, with banking limited to a monthly cycle, subject to 8% banking charges and defined settlement rules for unutilized energy. The framework specifies applicable charges (such as transmission, wheeling, and surcharges), metering and communication requirements, and curtailment priorities, while aligning with national GEOA rules to promote renewable energy adoption and efficient grid management.

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

Green Hydrogen Policy

In January 2023, the Ministry of New and Renewable Energy Green Hydrogen Mission was notified to produce 5 MMT of Green Hydrogen per annum by 2030, with potential to reach 10 MMT per annum. The Mission will support replacement of fossil fuels and fossil fuel-based feedstocks with renewable fuels and feedstocks based on Green Hydrogen. This will include replacement of hydrogen produced from fossil fuel sources with Green Hydrogen in ammonia production and petroleum refining, blending Green Hydrogen in city gas distribution systems, production of steel with Green Hydrogen, and use of Green Hydrogen-derived synthetic fuels (including Green Ammonia, and Green Methanol) to replace fossil fuels in various sectors including mobility, shipping, and aviation. The Mission also aims to make India a leader in technology and manufacturing of electrolyzer and other enabling technologies for Green Hydrogen.

Scheme Guidelines for implementation of “Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme – Component I: Incentive Scheme for Electrolyzer Manufacturing”

MNRE notified its scheme guidelines for implementation on June 28, 2023. These incentives are intended to promote quick scale-up, technological advancement, and cost reduction for electrolyzer in India. The financial outlay for the scheme is Rs 44.4 billion. The program will be implemented from 2025-26 to 2029-30. The scheme would give funding for electrolyzer manufacturing in the form of ‘Rs per kW’ According to manufacturing capability, the base incentive will begin at Rs.4,440/kW in the first year and subsequently decrease on an annual basis. The incentives suggested under this program will be available for 5 years from the start of electrolyzer manufacturing.

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

Subsequently, Scheme Guidelines for Implementation of Strategic Interventions for Green Hydrogen Transition (SIGHT) Programme Component-II (under Mode-2A) and Component-II: (under Mode-2B) were published by MNRE on January 16, 2024.

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

Battery Energy Storage Systems (BESS)

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

Viability Gap Funding (VGF) Scheme for development of Battery Energy Storage Systems (BESS) supported through Power System Development Fund (PSDF)

MoP on June 09, 2025 issued a letter of VGF Scheme for development of BESS supported through Power System Development Fund (PSDF) to provide VGF @ Rs. 18 Lakhs per MWh for development of 30 GWh BESS capacity supported through PSDF considering the requirement of Energy Storage in the country. Total financial support of Rs. 5400 Crores from PSDF.

The allocation includes 25 GWh of BESS capacity to 15 States to facilitate them in meeting their Energy Storage System requirements. In addition, 5 GWh of BESS capacity is allocated to NTPC, which is to be developed for optimum utilization of existing thermal generation and transmission infrastructure as well as to facilitate meeting non-solar hour electricity demand in a reliable and economic manner.

Waiver of Inter-State Transmission Charges for Energy Storage Systems (ESS)

The MoP has issued an order on June 10, 2025 providing for waiver of Inter-State Transmission System (ISTS) charges for certain energy storage projects. Under this order, Hydro Pumped Storage Projects (PSP) will receive a 100% ISTS charges waiver if their construction work is awarded on or before June 30, 2028. Similarly, co-located Battery Energy Storage System (BESS) projects commissioned on or before June 30, 2028 are eligible for a 100% ISTS waiver, provided the stored electricity is consumed outside the state in which the project is located; such projects are considered co-located if both the BESS and renewable energy (RE) project are connected to the same ISTS sub-station. However, no ISTS waiver will be available for Hydro PSP projects awarded after June 30, 2028 or for co-located BESS projects commissioned after that date. For BESS projects that are not co-located, the applicability of ISTS charge waivers will continue to be governed by existing Ministry of Power orders and Central Electricity Regulatory Commission (CERC) regulations.

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

Name	Country of incorporation and place of business address	Nature of business	Proportion of ordinary shares held by ReNew Global
ReNew Private Limited (“RPL”) (Formerly known as ReNew Power Private Limited)	India	Renewable Energy	94.01%
ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	India	Renewable Energy	94.01%
ReNew Photovoltaics Private Limited (Earlier known as ReNew Saksham Urja Private Limited)	India	Manufacturing of Power Equipment's	94.01%
**Renew Surya Roshni Private limited	India	Renewable Energy	94.01%
3E NV	Belgium	Software Solutions	70.63%
India Clean Energy Holdings	Mauritius	Investor Company	100.00%
Diamond II Limited	Mauritius	Investor Company	100.00%

** Mitsui Power India Co Ltd holds 100% of Compulsory Convertible Debentures (CCDs) of Renew Surya Roshni Private Limited.

D.
Property, Plant and Equipment

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

The table below provides an aggregate of our principal owned and leased properties as of March 31, 2026:

Type	Total Area	Owned Area	Leased Area	Government Land	Others (solar parks (2))
	(in acres (1))
Utility-scale wind energy projects	10,961	5,994	4,967
Utility-scale solar energy projects	49,683	13,619	33,736	1,828	500
Total	60,644	19,613	38,703	1,828	500

Note: Details mentioned above are ATS as Owned Area & ATL as Leased Area.

Notes:

(1)
One acre is 43,560 square feet.
(2)
Refers to land that has been subleased by the lessor, mostly the GoI, to us for the construction of solar energy projects.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled “Key Information. — Risk Factors” under Item 3.D and elsewhere in this Report. Our audited consolidated financial statements as of March 31, 2026 and for each of the three years in the period ended March 31, 2026, discussed below have been prepared in accordance with IFRS as issued by the IASB.

A.
Operating Results

Management’s discussion and analysis of financial condition and results of operations

Overview

We are one of the largest utility- scale renewable energy solutions providers in India in terms of total commissioned capacity. We operate wind, solar and hydro energy projects in India and as of May 18, 2026, we had a total commissioned capacity of 12.8 GW, and an additional 7.4 GW of committed capacity. We were founded in 2011 and are committed to drive a change in India’s energy portfolio by delivering cleaner and smarter energy solutions. We develop, build, own and operate utility-scale wind energy projects, utility-scale solar energy projects, hydro energy project, utility-scale firm power projects and corporate energy projects, and we are in the process of providing intelligent energy solutions such as peak power supply, round-the-clock supply and storage services. Our projects are based on proven wind, solar and storage technologies, covered under long-term PPAs with creditworthy offtakers including central government agencies, public utilities (specifically state electricity utilities) and private industrial and commercial consumers in India. We are supported by high quality long-term global investors such as CPP Investments, ADIA, JERA and public markets shareholders and we are led by an experienced management team under the leadership of our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha, who has extensive experience across our operational and strategic focus areas.

Our strong track record of organic and inorganic growth is demonstrated by an increase in our operational capacity which has grown 6.4 times from the year ended March 31, 2017 to March 31, 2026. We have achieved our market leading position (in terms of total commissioned capacity) in the Indian renewable energy industry by delivering grid parity wind, solar and hydro energy projects, against the backdrop of the Government of India’s policies to promote the growth of renewable energy in India. We have a robust financial position and demonstrated access to a diversified pool of capital from Indian and international investors, lenders and other capital providers. Our total income has grown from Rs. 96,531 million in the year ended March 31, 2024, to Rs. 150,635 million in the year ended March 31, 2026.

Significant Factors Affecting the Group’s Results of Operations

Significant growth

We commenced operations in 2012 and our portfolio has grown from a 25.2 MW wind energy project in the state of Gujarat in India to more than 150 renewable energy projects with a total capacity of 20.2 GW (incl. 1.7 GW BESS) as of May 18, 2026 (total capacity was 20.0 GW as of March 31, 2026) across nine states in India.

The table below sets forth additions to our commissioned renewable energy capacity as of the dates indicated:

	Additions in commissioned capacity (MW)
	As of March, 31
	2024		2025		2026
	Organic Growth
Utility-scale wind	291		454	(4)(5)	318
Utility-scale solar	(12)	(1)(2)(3)	1,168		465	(6)(7)(8)
Utility-scale hydro	—		—		—
Corporate solar	406		199		441
Corporate wind	174		10		330
Others	31		—		210
Total commissioned capacity	8,871		10,702		12,466

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
(6)
On October 8, 2025, we entered into a definitive agreement with Sembcorp Green Infra Private Limited, to sell our subsidiary, ReNew Sun Bright Private Limited that housed a 300 MW solar project in the state of Rajasthan and in December 2025, we completed the sale of the subsidiary and the project in accordance with the PPA conditions.
(7)
On June 9, 2025, we entered into a definitive agreement with IndiGrid to sell our subsidiary, ReNew Surya Aayan Private Limited that housed a 300 MW solar project in the state of Rajasthan and on June 24, 2025, we completed the sale of the subsidiary and the project in accordance with PPA conditions.
(8)
During the year ended March 31, 2026, we commissioned 1,065 MW of utility solar projects, leading to a net increase of 465 MW after the sale of 600 MW utility solar projects.

The increased scale and production of our project portfolio enable us to benefit from economies of scale and reduce the impact of project-specific risks. We expect to further increase our total commissioned capacity both organically and through acquisitions, and accordingly our results of operations in future periods will be affected substantially.

Power purchase agreements and tariffs

The majority of our revenue is attributable to units of power that we sell, and therefore our results of operations are affected by the tariffs we charge for the units of power that we sell. Almost all power generated from our projects is sold under long-term PPAs to central and state government agencies and public utilities, and private commercial and industrial offtakers. Our PPAs are generally structured in the following ways:

•
Bidding-based tariffs. The renewable energy landscape in India has moved away from FiT structure to an auction bidding structure for determining tariff. This uses a price discovery mechanism through which various power companies, like us, bid for a tariff rate and the lowest bidder wins the contract. As a result of this competitive bidding process, offtakers are able to procure electricity at lower tariffs. PPAs with bidding-based tariffs have an initial term of 25 years with tariffs generally fixed for the entire duration of the PPA. As of March 31, 2026, projects with PPAs structured on the basis of bidding-based tariffs accounted for 72% of our total capacity.
•
Bilaterally agreed tariffs. Bilaterally agreed tariffs are provided for in PPAs with commercial and industrial customers, including group captive, open access and other third-party consumers. These PPAs have an initial term ranging from 8 to 25 years. As of March 31, 2026, projects with PPAs structured on the basis of bilaterally agreed tariffs accounted for 9% of our total capacity.
•
Power exchange. Power exchange tariffs, or merchant tariffs, refer to free floating prices on the power exchanges in India. These projects typically do not have any PPA. As of March 31, 2026, projects with tariffs on the basis of the power exchange accounted for 6% of our total capacity.
•
FiT. PPAs with FiT generally have an initial term of 25 years and in some instances a term of 13 to 20 years. The tariffs under these PPAs are fixed for the duration of the PPA by the relevant state electricity board in India. A customer typically purchases electricity generated at the capacity contracted at a fixed tariff under the PPA. As of March 31, 2026, projects with PPAs structured on the basis of FiT accounted for 13% of our total capacity.

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

Utilization of power generation assets

We regularly review a number of specific metrics, including the following key operating metrics, to evaluate our business performance, identify trends affecting our business and make strategic decisions. The following table represents the amounts of wind and solar power generated and sold, our weighted average commissioned capacity, along with our plant load factor for the years indicated:

	Year ended March 31,
	2024		2025		2026
	Wind	Solar	Wind	Solar	Wind	Solar
Commissioned capacity (1) (GW)	4.5	4.3	4.9	5.7	5.6	6.8
Pre-commissioned revenue generating capacity (5)	0.3	0.4	—	—	—	—
Weighted average operational capacity (2) (GW)	4.3	4.1	4.8	5.2	5.2	6.0
Plant load factor (%)	27.6%	24.7%	25.6%	23.9%	27.1%	22.1%
Electricity generated (3) (kWh millions)	10,243	8,794	10,749	10,986	12,594	11,624
Revenue (4) (Rs. million)	40,847	33,521	43,758	35,611	46,233	39,967

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

4)
Revenue from the sale of power constitutes 94%, 84% and 67% of our revenue for the years ended March 31, 2024, 2025 and 2026, respectively.
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

For the years ended March 31, 2024, 2025 and 2026, our operation and maintenance expenses were Rs. 5,937 million, Rs. 6,270 million and 7,498 million, respectively, which represented 7%, 6% and 6% of our revenue for the respective periods. O&M expenses in typical solar and wind energy projects range from Rs. 0.25 million to Rs. 0.8 million per MW and Rs. 0.7 million to Rs. 1.4 million per MW, respectively, and typically escalate at a rate of approximately 4% per annum across projects. Our large project portfolio in India creates a homogeneous spread of operations allowing us to be more efficient with our O&M coverage. This also enables us to negotiate more favorable terms from a diversified basis of O&M service providers.

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

We seek to maintain a careful balance between our exposure to fixed and floating interest rate instruments. The level of our borrowings and our ability to obtain additional borrowings on the existing terms as well as any interest rate fluctuations and other borrowing costs, have had and will continue to have a material effect on our finance costs and consequently, our results of operations and financial condition. Our finance costs and fair value change in derivative instruments for the years ended March 31, 2024, 2025 and 2026 were Rs. 47,506 million, Rs. 52,352 million and Rs. 61,754 million, respectively. Our financing costs typically include interest expense on the loans and other debt we incur for financing our projects and for working capital requirements. As of March 31, 2026, we had Rs. 767,766 million of total borrowings (including CCDs of Rs. 22,511 million), comprising long-term interest-bearing loans and borrowings, short-term interest-bearing loans and borrowings and current maturities of long-term interest-bearing loans and borrowings. Our weighted average interest cost of borrowings (excluding letters of credit and buyer’s credit) for the years ended March 31, 2024, 2025 and 2026 was 9.09%, 8.79% and 8.41%, respectively. Rising interest rates could adversely affect our ability to secure financing on favorable terms and our cost of borrowings could, as a result, increase. We have and we intend to continue to regularly refinance our operational projects to extend repayment tenors, enhance borrowing limits and reduce our overall debt service requirements.

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

Principal Components of the Group’s Profit or Loss Statement

Income

Revenue

Our revenue primarily comprises of (i) revenue from sale of power (ii) revenue from transmission line projects, (iii) revenue from sale of modules and related products, (iv) revenue from sale of software services and (v) revenue from others that includes sale of O&M services and income from EPC services.

We generate majority of our revenue from the sale of electricity generated from our wind and solar energy projects. Revenue from the sale of power is dependent on the amount of power generated by each of our projects and is recognized on the basis of the number of units of power supplied multiplied by the tariff per kWh in the PPA, feed-in tariff policy or market rates, as applicable.

For a description of each of these services, see the section titled “Business Overview” under Item 4.B.

Other operating income

Our other operating income refers to income from our operations other than those related to generation of power, and it includes (i) income from sale of emission reduction certificates, which are the certificates issued for reduction of greenhouse emissions for the projects registered under Clean Development and Verified Carbon Standard mechanisms and (ii) income from leases to third parties for using our project sites and equipment.

Late payment surcharge from customers

Our LPS from customers refers to the income received from our customers, primarily DISCOMs as compensation for delay in payment of overdue receivables.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments primarily includes interest income earned from cash deposits made at banks, fair value gain on derivative instruments and unwinding of contract and financial assets. We use these deposits for our working capital requirements.

Other income

Our other income primarily includes income earned from GBIs, compensation for loss of revenue, insurance claim income, provisions written back, gain arising from acquisition of control and gain from disposal of subsidiaries. GBIs are incentives earned from the Government of India for every unit of power supplied from our wind power projects to state offtakers.

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

Raw materials and consumables (net of change in inventory)

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

Depreciation and amortization

Depreciation and amortization are recognized using the straight-line method over the estimated useful life of our renewable power projects along with our manufacturing facilities. Leasehold improvements related to our power projects are amortized over the shorter of the lease term or the underlying period of the PPA for that particular power project. Freehold land is not depreciated. Construction in progress is not depreciated until such projects are commissioned.

Other expenses

Our other expenses primarily comprise of O&M expenses, insurance expenses and legal and professional expenses. O&M services for wind energy projects are largely provided by third parties and for solar energy projects, the services are carried out in-house. Our contracts with third-party O&M providers are generally for a period ranging from five to twenty years, of which generally the first two or three years are provided free of charge for wind energy projects. We typically amortize O&M costs over the full contract period. In order to reduce our dependence on third-party O&M service providers and to reduce costs, we are increasingly moving towards providing services for our wind power projects in-house.

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

Until the new tax regime was introduced in India in 2019, companies were required to pay a higher normal corporate tax of approximately 31.2% computed on taxable income or MAT of approximately 18.5% on book profits. In many instances, the Group was subject to Minimum Alternate Tax (MAT), as certain subsidiaries had lower taxable income under normal provisions due to the availability of tax holiday benefits applicable for 10 consecutive years out of a 15-year period and higher depreciation claims under the ITA, particularly in the initial years following project commissioning. The excess of MAT over normal tax was accounted as MAT credit which could be utilized in case normal tax is more than MAT.

As at March 31, 2026, 64% of the total Indian group companies have adopted new tax regime.

Results of Operations

The following table sets out selected financial data from our audited consolidated financial statements for the years indicated:

Consolidated Summary Statement of Profit or Loss

	For the year ended March 31,
Particulars	2024	2025	2026	2026
	(Rs. in millions)			(US$ in millions)
Income
Revenue	81,319	97,063	132,196	1,409
Other operating income	629	450	998	11
Late payment surcharge from customers	1,451	7	1,111	12
Finance income and fair value change in derivative instruments	5,272	4,572	5,074	54
Other income	7,309	6,383	11,072	118
Change in fair value of warrants	551	595	184	2
Total income	96,531	109,070	150,635	1,605
Expenses
Raw materials and consumables used	3,844	10,468	25,414	271
Increase in inventory of finished goods	—	(1,875)	(3,909)	(42)
Employee benefits expense	4,467	4,616	6,586	70
Depreciation, amortization and impairment	17,583	20,670	26,738	285
Other expense	14,834	12,783	20,055	214
Finance costs and fair value change in derivative instruments	47,506	52,352	61,754	658
Total expenses	88,234	99,014	136,638	1,455
Profit before share of loss of jointly controlled entities and tax	8,297	10,056	13,997	149
Share of loss of jointly controlled entities	(155)	(22)	(377)	(4)
Profit before tax	8,142	10,034	13,620	145
Income tax expense
Current tax	981	1,514	3,775	40
Deferred tax	3,014	3,929	(540)	(6)
Profit for the year	4,147	4,591	10,385	111

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 93.83 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Segment information

We have primarily two reportable segments: (i) Generation and sale of renewable power and (ii) Manufacturing of power equipment's. Our Generation and sale of renewable power segment reflects the revenue earned from our utility-scale wind energy projects, solar energy projects and hydro energy projects. Our manufacturing of power equipment's segment relates to manufacturing of solar panels and modules. See Note 43 to our audited consolidated financial statements included in this Report for more information on our segments.

The following table presents selected segment financial information for the years presented:

For the year ended	Revenue
	Generation and sale of renewable power	Manufacturing of power equipment's	Total
March 31, 2024 (in Rs. Millions)	76,624	-	76,624
March 31, 2025 (in Rs. Millions)	81,606	13,194	94,800
March 31, 2026 (in Rs. Millions)	88,196	40,846	129,042
March 31, 2026 (in US$ Millions)	940	435	1,375

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 93.83 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Year ended March 31, 2026 compared to the year ended March 31, 2025

Total Income

Our total income increased by 38% to Rs. 150,635 million in the year ended March 31, 2026 from Rs. 109,070 million in the year ended March 31, 2025 and our revenue increased from Rs. 97,063 million in the year ended March 31, 2025 to Rs. 132,196 million in the year ended March 31, 2026. The increase in total income was primarily due to higher operational capacity, fair value gain on conversion of jointly controlled entity to subsidiary, higher wind PLF and increase in external sales from our solar module and cell manufacturing operations, partially offset by revenue loss from sale of assets as part of our capital recycling strategy and lower solar PLF.

Other operating income

Our other operating income increased to Rs. 998 million in the year ended March 31, 2026 from Rs. 450 million in the year ended March 31, 2025. The increase was due to higher income from sale of carbon emission reduction certificates, in the year ended March 31, 2026.

Finance income and fair value change in derivative instruments

Our finance income and fair value change in derivative instruments increased by 11% to Rs. 5,074 million in the year ended March 31, 2026 from Rs. 4,572 million in the year ended March 31, 2025. The increase was primarily due to higher income from gain on fair value changes on derivative instruments.

Other income

Our other income increased to Rs. 11,072 million in the year ended March 31, 2026 from Rs. 6,383 million in the year ended March 31, 2025, primarily due to gain arising from acquisition of control and excess provisions written back during the year ended March 31, 2026.

Expenses

Raw materials and consumables (net of change in inventory)

The cost of raw materials consumables used increased to Rs. 21,505 million in the year ended March 31, 2026 from Rs. 8,593 million in the year ended March 31, 2025, primarily due to consumption directly attributable to sales from our module and cell manufacturing operations in the year ended March 31, 2026.

Employee benefit expenses

Our employee benefit expenses marginally increased to Rs. 6,586 million in the year ended March 31, 2026 from Rs. 4,616 million in the year ended March 31, 2025, due to an increase in headcount primarily attributable to external sales from our solar module and cell manufacturing operations

Depreciation and amortization

Our depreciation and amortization increased by 29% to Rs. 26,738 million in the year ended March 31, 2026 from Rs. 20,670 million in the year ended March 31, 2025, primarily due to an increase in our asset base resulting from an increase in projects commissioned.

Other expenses

Our other expenses increased by 57% to Rs. 20,055 million in the year ended March 31, 2026 from Rs. 12,783 million in the year ended March 31, 2025. The increase was primarily due to external sales from our solar module and cell manufacturing operations, higher professional fees, higher operations and maintenance costs and travel-related expenditure.

Finance costs and fair value change in derivative instruments

Our finance costs and fair value change in derivative instruments increased by 18% to Rs. 61,754 million in the year ended March 31, 2026 from Rs. 52,352 million in the year ended March 31, 2025. The increase in finance costs was primarily due to an increase in operational assets from Q4 FY25, and finance costs associated with manufacturing operations.

Income tax expense

Our income tax expense (comprising of current tax and deferred tax) decreased to Rs. 3,235 million in the year ended March 31, 2026 from Rs. 5,443 million in the year ended March 31, 2025 due to tax optimization in current year.

Profit for the year

As a result of the foregoing, we earned a profit of Rs. 10,385 million in the year ended March 31, 2026 compared to Rs. 4,591 million in the year ended March 31, 2025.

Year ended March 31, 2025 compared to the year ended March 31, 2024

Total Income

Our total income increased by 13% to Rs. 109,070 million in the year ended March 31, 2025 from Rs. 96,531 million in the year ended March 31, 2024 and our revenue increased from Rs. 81,319 million in the year ended March 31, 2024 to Rs. 97,063 million in the year ended March 31, 2025. The increase in total income was primarily due to higher operational capacity, partially offset by lower merchant tariffs, decrease in LPS income, lower resource availability and revenue loss from 400 MWs of assets sold in the year ended March 31, 2024 as part of our capital recycling strategy.

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

Expenses

Raw materials and consumables (net of change in inventory)

The cost of raw materials consumables used increased to Rs. 8,593 million in the year ended March 31, 2025 from Rs. 3,844 million in the year ended March 31, 2024, primarily due to consumption directly attributable to sales from our module and cell manufacturing operations offset by a decrease in construction activities of transmission projects and consequential costs in the year ended March 31, 2025.

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

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and fair value changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and fair value change in derivative instruments, and (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies. Adjusted EBITDA has limitations as an analytical tool, and you should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

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

	Year ended March 31,
	2024	2025	2026	2026
	(Rs. in millions)			(US$ in millions)
Profit for the year	4,147	4,591	10,385	111
Less: Finance income	(5,272)	(4,572)	(5,074)	(54)
Add: Share in loss of jointly controlled entities	155	22	377	4
Add: Depreciation and amortization	17,583	20,670	26,738	285
Add: Finance costs and fair value change in derivative instruments	47,506	52,352	61,754	658
Add: Change in fair value of warrants	(551)	(595)	(184)	(2)
Add: Income tax expense	3,995	5,443	3,235	34
Add: Share based payment expense and others	1,653	1,277	1,272	14
Adjusted EBITDA	69,216	79,188	98,503	1,050

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 93.83 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

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

	For the year ended March 31,
Particulars	2024	2025	2026	2026
	(Rs. in millions)			(US$ in millions)
Adjusted EBITDA	69,216	79,188	98,503	1,050
Add: Finance income	5,272	4,572	5,074	54
Less: Interest paid in cash	(42,337)	(43,493)	(49,185)	(524)
Less: Tax paid	(3,294)	(2,222)	(4,001)	(43)
Less: Normalized loan repayment	(17,451)	(23,614)	(25,723)	(274)
Add/Less: Other non-cash items	2,259	438	(3,080)	(33)
Total CFe	13,665	14,869	21,588	230

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 93.83 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

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

Cash Flows Analysis

Our summarized statement of consolidated cash flows is set forth below:

	For the year ended March 31,
Particulars	2024	2025	2026	2026
	(Rs. in millions)			(US$ in millions)
Net cash generated from operating activities	68,931	67,565	81,438	868
Net cash used in investing activities	(162,535)	(74,164)	(102,752)	(1,095)
Net cash generated from financing activities	82,417	19,984	2,550	27
Net increase / (decrease) in cash and cash equivalents	(11,187)	13,385	(18,764)	(200)
Cash and cash equivalents at the beginning of the year	38,182	27,021	40,419	431
Cash and cash equivalents received on acquisition	—	—	107	1
Effects of exchange rate changes on cash and cash equivalents	26	13	62	1
Cash and cash equivalents at the end of the year	27,021	40,419	21,824	233

Notes:

(1)
Translations of Indian Rupee amounts to U.S. Dollars are provided solely for the convenience of the reader and are not part of our financial statements. Translations were made at the exchange rate of Rs. 93.83 per $1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. No representation is made that the Indian Rupee amounts have been, could have been or could be converted to U.S. Dollars at such a rate.

Net cash generated from operating activities

Our net cash generated from operating activities was Rs. 81,438 million in the year ended March 31, 2026. The increase was driven primarily by higher operating profit and lower working capital deployment, partially offset by higher taxes paid.

Our net cash generated from operating activities was Rs. 67,565 million in the year ended March 31, 2025. The marginal decrease was driven primarily by higher working capital deployment during the year ended March 31, 2025, partially offset by higher operating profits as compared to previous year.

Our net cash generated from operating activities was Rs. 68,931 million in the year ended March 31, 2024. The increase was primarily driven by higher operating profit partially offset by lower working capital deployment and higher income taxes paid.

Net cash used in investing activities

Our net cash used in investing activities was Rs. 102,752 million in the year ended March 31, 2026. This was primarily on account of higher investment in deposits and mutual funds having a maturity of more than 3 months (net of redemption), partially offset by absence of investment made in jointly controlled entities.

Our net cash used in investing activities was Rs.74,164 million in the year ended March 31, 2025. This was primarily on account of lower investment in property, plant and equipment, intangible assets and right of use assets, partially offset by increase in net redemption of deposits and mutual funds having a maturity of more than 3 months and increase in investment made in jointly controlled entities.

Our net cash used in investing activities was Rs. 162,535 million in the year ended March 31, 2024. This was primarily on account of higher investment in property, plant and equipment, intangible assets and right of use assets and higher investment in deposits and mutual funds having a maturity of more than 3 months (net of redemption).

Net cash generated from financing activities

Our net cash generated from financing activities was Rs. 2,550 million in the year ended March 31, 2026. This was primarily due to lower proceeds from interest-bearing loans and borrowings (net of repayments) partially offset by proceeds from shares and debentures issued by subsidiaries.

Our net cash generated from financing activities was Rs. 19,984 million in the year ended March 31, 2025. This was primarily due to lower proceeds from interest bearing loans and borrowings (net of repayments) and lower proceeds from shares and debentures issued by subsidiaries.

Our net cash generated from financing activities was Rs. 82,417 million in the year ended March 31, 2024. This was primarily due to higher proceeds form interest bearing loans and borrowings (net of repayments) which was partially offset by lower proceeds from shares and debentures issued by subsidiaries.

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

The table below summarizes certain terms of our long-term interest-bearing loans and borrowings financing arrangements as of March 31, 2026:

Particulars	Amount outstanding	Nominal interest rate	Maturity
	(Rs. in millions)
Non-convertible debentures (1)	79,827	6.03% - 11.50%	May 2026 to June 2054
Compulsorily convertible debentures (2)	22,511	8.00% - 13.00%	March 2027 to August 2060
Term loans from banks (3)	215,911	5.05% - 9.50%	June 2026 to March 2045
Term loans from financial institutions (4)	214,708	6.33% - 10.60%	May 2026 to January 2046
Senior secured notes (5)	174,953	4.50% - 7.28%	March 2027 to February 2031
Optionally convertible debentures (6)	2,704	8.00%	May 2053 to July 2053
Others	294	5.25%	March 2028

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

We spent Rs. 153,838 million, Rs. 93,659 million and Rs. 93,966 million to purchase of property, plant and equipment, intangible assets and right of use assets, as per the cash flow statement of the respective periods, in the years ended March 31, 2024, 2025 and 2026, respectively. Our capital expenditures include expenditures on property, plant and equipment, capital work- in-progress and intangible assets. Our property, plant and equipment primarily include freehold land, building temporary structure, plant and equipment, office equipment, computers and furniture and fixtures. Projects under construction as of the balance sheet date are shown as capital work-in-progress. Our intangible assets primarily include computer software and customer contracts.

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

Contractual Obligations and Contingent Liabilities

In addition to payment obligations under borrowings, we also have continuing obligations to make certain payments. As of March 31, 2026, capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects aggregated to Rs. 64,661 million. We have made, and expect to continue making, substantial capital expenditures in connection with the construction and development of our projects.

As of March 31, 2026, we had the following contractual obligations:

	(amounts in Rs. million)
At March 31, 2026	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non-convertible debentures (secured)*	—	—	—	17,270	3,069	20,339
Compulsorily convertible debentures*	—	—	—	—	15,776	15,776
Optionally convertible debentures*	—	—	—	—	2,497	2,497
Term loan from banks*	—	—	—	165,070	35,894	200,964
Loans from financial institutions*	—	—	—	127,391	129,711	257,102
Others*	—	—	—	294	—	294
Senior secured notes*	—	—	—	116,515	37,860	154,375
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	24,606	9,367	—	—	33,973
Working capital term loan (secured)	—	7,089	—	—	—	7,089
Buyer’s / supplier’s credit	—	7,124	6,184	—	—	13,308
Term loan from banks and financial institutions (secured)		1,400	1,088			2,488
Other financial liabilities
Lease liabilities	—	230	860	4,189	32,775	38,054
Current maturities of long term interest-bearing loans and borrowings*	—	35,432	193,476	—	—	228,908
Interest accrued	—	899	4,147	—	—	5,046
Capital creditors	—	44,176	—	—	—	44,176
Purchase consideration payable	—	4	—	—	—	4
Liability for put options	—	—	—	—	16,110	16,110
Trade Payables
Trade Payables	—	17,820	—	—	—	17,820

* Including future interest payments

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

Our intellectual property is an essential element of our business, and our success depends in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. We also share some of our technology and know-how with our vendors in connection with the supply of equipment for the development of our projects and therefore ensure that we obtain adequate safeguards against any potential intellectual property infringement by our vendors. For a more detailed discussion of our research and development policies, see “Technology and R&D” under Item 4.B.

D.
Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For additional information, see “Operating Results” under Item 5.A.

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

On July 29, 2025, the Board of Directors of ReNew Energy Global Plc re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Ms. Nicoletta Giadrossi as Non-Executive Independent Directors until the annual general meeting scheduled to be held in the calendar year 2027. All the above re-appointments were approved by the Company’s shareholders at the AGM held on September 18, 2025.

The Board on July 29, 2025 further extended the term of the Lead Independent Director till the annual general meeting scheduled to be held in the calendar year 2027.

During the year, there has been following changes in the composition of Board of Directors of the Company:

•
Ms. Kavita Saha (Investor nominee Director of CPP Investments) – resigned effective March 5, 2026
•
Mr. Pushkar Kulkarni (Investor nominee Director of CPP Investments) – appointed in place of Ms. Kavita Saha effective March 5, 2026
•
Ms. Nicoletta Giadrossi (Independent Director) – resigned effective March 9, 2026. Ms. Nicoletta Giadrossi’s decision to resign was not the result of any dispute or disagreement with the Company, its management or the Board, or of any matter relating to the operations, performance or policies of the Company.

Our Company’s Board is authorized to appoint officers as it deems appropriate. Provided below is a brief description of our Company’s directors’ and officers’ business experience.

The following sets forth certain information concerning our directors and executive officers as of March 31, 2026:

Name	Age	Position / Title
Directors:
Mr. Sumant Sinha	61	Chairman and Chief Executive Officer
Mr. Manoj Singh	73	Lead Independent Director
Sir Sumantra Chakrabarti	67	Independent Director
Ms. Vanitha Narayanan	66	Independent Director
Ms. Paula Gold-Williams	63	Independent Director
Mr. Philip New	63	Independent Director
Mr. William Bowen Shephard Rogers	51	Investor Nominee Director
Mr. Pushkar Kulkarni	52	Investor Nominee Director
Mr. Yuzhi Wang	40	Investor Nominee Director

Executive Officers*:
Mr. Kailash Vaswani	46	Chief Financial Officer
Mr. Sanjay Varghese	56	Chief Executive Officer and Whole-time Director of ReNew Photovoltaics Private Limited (“Manufacturing business entity”)

* Mr. Balram Mehta separated from the Company as an Executive Officer with effect from March 31, 2026.

Unless otherwise indicated, the business address of each director and executive officer is ReNew India, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122009, Haryana, India.

Directors

Mr. Sumant Sinha is the Founder, Chairman and Chief Executive Officer of ReNew, a leading decarbonization solutions company listed on Nasdaq. Prior to founding ReNew in 2011, Mr. Sinha has held various senior roles at Aditya Birla Group and Suzlon Energy Ltd. Mr. Sinha has also held various roles in investment banking at global financial institutions including Citicorp Securities and ING Barings Services Limited.

Under his leadership, ReNew has built one of India’s largest and most diversified clean energy portfolios, spanning solar, wind and battery storage solutions, with a contracted portfolio of 20.2 GW. The company has also established a significant presence in solar manufacturing, with facilities in Rajasthan and Gujarat comprising 6.4 GW of module capacity and 6.5 GW of cell capacity, including 4 GW currently under construction. Further strengthening its integrated manufacturing footprint, ReNew is developing a 6.5 GW ingot-wafer facility in Andhra Pradesh.

Mr. Sinha co-chairs the World Economic Forum’s Alliance of CEO Climate Leaders, the largest private sector CEO-led alliance on climate change globally. He is the founding co-chair of the Bharat Climate Forum, which has played an integral role in positioning India as a global leader in clean tech manufacturing. Mr. Sinha also serves as the Chair of the Confederation of Indian Industry’s National Council on Energy Transition and Green Hydrogen. He is also a Fellow of the Indian National Academy of Engineering and a Fellow of the Indian National Science Academy (INSA). Formerly, Mr. Sinha was the Chair of the board of the Rocky Mountain Institute (RMI), an independent non-profit organization that transforms global energy systems through market-driven solutions.

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

Mr. Sinha is the recipient of several other awards and recognitions, including Forbes Global Sustainability Leader 2025, TIME100 Most Influential Climate Leaders 2024, the 2022 USISPF Global Leadership Award, ET Energy’s Chief Executive of the Year 2022, the Economic Times Entrepreneur of the Year Award 2018, and EY Entrepreneur of the Year 2017. He is the first Indian business leader to be recognized as an SDG pioneer by the United Nations. In 2024, Mr. Sinha was featured in the book ‘100 Great IITians’—a compilation of distinguished IIT alumni. He is the author of “Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World” (a revised version of the book, with a new chapter on green hydrogen, was released in August 2023).

Mr. Manoj Singh served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning 37 years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub–Saharan Africa, and South East Asia. He is a member of several company boards including Pratham USA, the Putnam Funds and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University in the United States.

Sir Sumantra Chakrabarti is the Chair of the Board of Trustees of ODI (global affairs think tank), a Non-executive Director of the UK Competition & Markets Authority, and Co-Chair of the Emerging Market Forum. He is also a member of the International Advisory Council of the Oxford India Center for Sustainable Development and also advise Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 as a member of the WHO Pan-European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K. Until July 2020, he was the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan and received the Emerging Europe’s "The Professor Günter Verheugen" Award, 2021.

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

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Williams also serves as the Co-Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank; and as a member of Alliance to Save Energy’s Global Leadership Council. Previously, she held other board positions, including being a member of the US Secretary of Energy's Advisory Board (SEAB); First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce. She was also a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. Ms. Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a retired Certified Public Accountant and a Chartered Global Management Accountant.

Mr. Philip New has served as a non-executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. In November 2025 h became a Director of Henrie Ltd, a UK start-up company. In November 2023, he was appointed as Chair of Trustmark Research and Innovation Ltd, a UK registered not for profit company limited by guarantee, which is now renamed as xRI Ltd. He also served as a non- executive director of Almar Water Solutions B.V. from March 2017 to December 2023. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer-facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, was the Chair of Jersey’s Independent Climate Council and sat on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New has recently been appointed as the Independent Chair of the UK Government Review of the cost of Public Charging, chaired for four years the U.K. Electric Vehicle Energy Taskforce and was commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. He is a Senior Adviser at Prysm Global Ltd, a UK based regulatory advisory company and is a Senior Fellow with the Mission Possible Partnership. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

Mr. William Bowen Shephard Rogers (“Bill Rogers”) has served as the Global Head of Sustainable Energies Group of CPP Investments since August 2023. While at CPP Investments he has also served on the Boards of Octopus Energy, Renewable Power Capital and Reventus Power Limited. Mr. Rogers has over 25 years of private equity investment experience, with the majority focused on the energy and technology sectors. Most recently he was part of the Leadership Team that built the Green Investment Group, Macquarie’s global renewables principal investment business. Mr. Rogers started his career at Shell and McKinsey. Mr. Rogers holds a BA and an MA in Engineering from Cambridge University.

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

Mr. Pushkar Kulkarni is Managing Director and Head of Infrastructure & Sustainable Energies, India. He established the firm’s Infrastructure practice in India and leads origination, execution and portfolio management across Infrastructure & Energy sub-sectors. Prior to joining CPP Investments, Mr. Kulkarni was a Managing Director at Serco in India and has worked across the full infrastructure value chain over a 25-plus-year career. He serves on the Board of National Highway Infra Investment Managers Private Limited (NHIT Inv. Manager) and on the Advisory Board of National Investment & Infrastructure Fund Ltd. (NIIF). Mr. Kulkarni holds a B.Eng. (Electronics) from VJTI, Mumbai and an MBA from Jamnalal Bajaj Institute of Management Studies, Mumbai.

Executive Officers

Mr. Kailash Vaswani is one of the founding team members of the Company and has been appointed as Group CFO with effect from October 31, 2023. Before being appointed as Group CFO, he was designated as President Corporate Finance and also served as interim CFO. He has more than two decades of diverse and global business experience. He has been instrumental in raising over US$20 billion of debt and equity for the company since its inception. In addition, Mr. Vaswani has been responsible for M&A deals with several marquee investors and has also led treasury, capital allocation, IR and cash management. He has significantly contributed to the company’s growth by being involved in strategic decisions and organization building as well as the growth of the asset portfolio through organic and inorganic additions. Mr. Vaswani’s leadership experience includes core financial reporting, business partnership, business model realignment and cost optimization, corporate finance, and global investor relations, apart from implementing several high-impact, cross-functional transformational projects. Mr. Vaswani is a chartered accountant and previously worked in financial markets. He started his career as a Research Analyst at CRISIL (owned by S&P and India’s leading rating provider) before moving to Morgan Stanley in a fixed income research role covering the US and European bond markets. Mr. Vaswani also worked at Aditya Birla Group and Saffron Asset Advisors in various corporate finance and investment roles and helped them with investment decisions in excess of US$6.5 billion in India and the United States.

Mr. Sanjay Varghese is Chief Executive Officer and Whole time Director of Manufacturing business entity. Mr. Varghese has been with ReNew India since October 2017 and his responsibilities include overseeing development and execution of ReNew India’s solar power projects, and Manufacturing business. Mr. Varghese has over 31 years of experience across sectors including 16 years of experience in the solar energy sector. Prior to joining ReNew India, Mr. Varghese worked with Lanco Group for over nine years where he held various leadership positions, including as their Chief Operating Officer. Prior to joining Lanco Group, Mr. Varghese worked in the field of investment banking. Mr. Varghese holds a bachelor’s degree in technology in the field of Metallurgy from the Indian Institute of Technology, Kanpur, India and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad India.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors. Our Co-founder and Chairperson - Sustainability, Ms. Vaishali Nigam Sinha, is married to our Founder, Chairman and Chief Executive Officer, Mr. Sumant Sinha.

B.
Compensation

The primary objective of our executive compensation program is to attract, motivate, reward and retain the talent needed to achieve our business objectives and also enable these individuals to have greater involvement with, and share in, our future growth. Compensation arrangements for our executive officers have been designed to align a portion of their compensation with the achievement of business objectives and growth strategy. Bonus / Variable payments for our executive officers are determined with respect to a given fiscal year based on quantitative and qualitative goals set for the Company as a whole, as well as on the basis of individual performance. Bonus / Variable payments are determined on certain parameters determined by the Board which are subject to change.

In accordance with the terms of the ReNew Global Shareholders Agreement, all Investor Nominee Directors appointed by CPP Investments and Platinum Cactus are not eligible to receive any retainer fee or any other benefit from the Company, except payment of reasonable and documented out-of-pocket expenses incurred by each Nominee Directors serving on the Board in connection with such Nominee Director’s services provided to or on behalf of the Company, including attending meetings or events on behalf of the Company at the Company’s request. The non-executive independent directors of the Company were paid in accordance with the following terms and conditions of their appointment as approved by the Board for the year ended March 31, 2026. There has been no increase in the remuneration of non-executive independent directors since fiscal year 2023-24:

A.
Annual cash retainer for Board membership: US$ 109,200 per director
B.
Additional annual cash retainer for Lead Independent Director: US$ 37,800
C.
Additional annual cash retainer per director for Board committee membership: US$ 13,650 for Audit Committee, US$ 13,650 for Special Committee, US$ 10,920 for Remuneration Committee and US$ 9,555 for all other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee).
D.
Additional annual cash retainer for committee chairs –
a)
Audit Committee: US$ 27,300
b)
Special Committee: US$ 27,300

c)
Remuneration Committee: US$ 21,840
d)
Other committees (F&O Committee, ESG Committee and Nomination and Board Governance Committee): US$ 19,110
E.
Meeting Fee: None
F.
Restricted Share Units (“RSUs”) are granted to non-executive Independent Directors as set out below:

Grant Frequency	Annual award of RSUs settled in Class A Ordinary Shares
Grant Computation	In respect of the Fiscal 2025-26, the following RSUs were granted to the following Non-Executive Independent Directors under the Non-Employee 2021 Incentive Award Plan:

Restricted Stock Units*	S. No	Director	US$	No. of RSU
	1	Mr. Manoj Singh	163,800	24,493
	2	Sir Sumantra Chakrabarti	163,800	24,493
	3	Ms. Vanitha Narayanan	163,800	24,493
	4	Ms. Paula Gold-Williams	163,800	24,493
	5	Mr. Philip New	163,800	24,493
	6	Ms. Nicoletta Giadrossi **	64,893	10,870

*
The Company’s RSU grant and vesting cycle runs annually. Each Independent Director received of 27,437 RSUs (with a value of US$ 163,800) on August 23, 2024 and a grant of 22,562 RSUs (with a value of US$ 163,800) on August 23, 2025. The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the FY 2024-25 and FY 2025-26.
**
Ms. Nicoletta Giadrossi resigned from the Board with effect from March 9, 2026. Accordingly, as per the terms of the grant, the RSUs granted to her on August 23, 2025 could not vest on March 9, 2026 and therefore automatically stand cancelled and forfeited.

Vesting	100% after 1 year from the effective date of the grant.

G.
The compensation paid to non-executive directors for the year ended March 31, 2026 is as set out below:

Particulars*	Mr. Manoj Singh	Sir Sumantra Chakrabarti	Ms. Vanitha Narayanan	Ms. Paula Gold-Williams	Mr. Philip New	Ms. Nicoletta Giadrossi
Fees paid (actual) (in US$)	222,075	161,070	167,895	146,055	141,960	134,849**
Value of RSUs granted to Directors (subject to vesting period) (in US$)	163,800	163,800	163,800	163,800	163,800	64,893***
Other re-imbursement (in GBP)#	3,741	7,787	3,591	900	-	-

* The figures above are the prorated number and value of RSUs granted to each Independent Director that relate to service in the FY 2024-25 and FY 2025-26.

** Ms. Nicoletta Giadrossi served as Director until March 9, 2026. Accordingly, the salary and fees for the last quarter were paid on a pro-rata basis up to March 9, 2026.

*** Ms. Nicoletta Giadrossi served as Director until March 9, 2026. Accordingly, as per the terms of the grant, the RSUs granted to her on August 23, 2025 could not vest on March 9, 2026 and therefore automatically stand cancelled and forfeited.

# On the recommendation of the Remuneration Committee, the Board approved the reimbursement of certain tax-related expenses (including interest, penalty, professional fee and other charges) incurred by Independent Directors, subject to applicable withholding taxes

In addition, with respect to certain non-UK resident directors, the Company has paid the fees of a tax consultant to facilitate the filing of their UK tax returns.

Each RSU represents the right to receive 1 Class A Ordinary Share on payment of face value thereof @US$ 0.0001 per share. There are no performance measures as the RSUs represent part of the Independent Directors’ fixed remuneration. The Company’s

RSU grant and vesting cycle runs annually. Except as explained in other notes, each Independent Director in office on the relevant date received a grant of 27,437 RSUs (with a value of US$ 163,800) on August 23, 2024 and a grant of 22,562 RSUs (with a value of US$ 163,800) on August 23, 2025.

Compensation of the Executive Director and Senior Management*

For the year ended March 31, 2026, the aggregate compensation paid to the executive director and our executive officers for service in all capacities, but excluding grants of share options / RSUs / PBUs, was US$ 4,616,862. This amount includes approximately US$ 546,076 set aside or accrued to provide pension / retirals, medical, retirement and similar benefits to our executive director and executive officers.

In accordance with his service agreement, Mr. Sumant Sinha was paid an amount equivalent to US$ 2,708,393 as aggregate remuneration, which includes US$ 1,406,913 as fixed payments (including other benefits including retirals amounting US$ 245,935), US$ 1,301,480 as bonus / variable pay.

As of March 31, 2026, options to purchase an aggregate of 50,127,755 Class A Ordinary Shares granted (including Stock Options, Restricted Stock Units (RSU) and Performance Based Units (PBU)) to our executive director and executive officers were outstanding (vested) under our equity incentive plans with a weighted average exercise price of US$ 8.56 per share, and such options expire after the expiry of the Plan i.e. August 22, 2031.

* The compensation to our executive officers is paid in Rs. and to our executive director in Rs. and GBP (as referred in below para), accordingly the Rs. amounts are converted into US$ @ 94.6543 and GBP amounts are converted into US$ @ 1.32573, each as prevailing at March 31, 2026.

Sumant Sinha Employment Agreement

The employment of Mr. Sumant Sinha, Chairman and Chief Executive Officer of the Company is governed by a service agreement which became effective on August 23, 2021 and was subsequently amended on July 11, 2022 (the “CEO Service Agreement”). Pursuant to the employment agreement, Mr. Sumant Sinha serves as the Chairman and Chief Executive Officer of the ReNew group.

For the year ended March 31, 2026, the Board approved an increase in the fixed compensation of Mr. Sumant Sinha from Rs. 103,300,000 per annum to Rs. 113,258,085 per annum and his target bonus / variable from Rs. 103,300,000 per annum to Rs. 113,258,085 per annum. The performance measures applicable to Mr. Sumant Sinha’s annual target bonus / variable for the year ending March 31, 2026 were the same as applied to Mr. Sumant Sinha’s annual target bonus / variable for the year ended March 31, 2025 (see further details below). The Board also approved the grant of an LTIP award with a fair value of Rs. 226,516,170, consistent with the practice followed in the preceding year. In addition, Mr. Sumant Sinha remains entitled to certain share option granted in earlier years (see ‘Sumant Sinha Option Grants’ below) and contractual / regulatory benefits.

The allocation of the annual target bonus / variable, between financial and non-financial performance measures continues to be 90:10. However, in the assessment of financial performance, equal weighting is given to the Group’s achievement of its revenue and EBITDA budgets. No financial bonus / variable is payable if the achieved revenue and EBITDA are less than 80% (averaged) of the budgeted amounts. If they are higher, the amount of the financial bonus will be calculated on a linear scale, as a proportion of the weighted share of the target bonus applicable to each performance measure equal to the achieved value for the performance measure divided by the budgeted value. The budgeted revenue and EBITDA are determined by the Board annually, as are the non-financial performance measure. Mr. Sumant Sinha is also employed by ReNew India, the Company’s subsidiary, pursuant to a service agreement under which he received 80% of his total remuneration from ReNew India; the above total remuneration payable by the Company is reduced by the amount of remuneration paid by ReNew India. In addition, as approved by the Board, the CEO is entitled to re-imbursement / benefit of the salary of his drivers, fuel, car insurance, and maintenance and upkeep costs for a car.

The following table illustrates the calculation of the part of Mr. Sumant Sinha’s bonus / variable pay awarded by reference to financial performance measures in respect of each financial year:

Financial performance measure multiplier	Bonus / variable payable
Average of percentages of Budgeted EBITDA and Budgeted Revenue achieved is less than 80%	No Bonus / variable payable
Average is more than 80%

Pro-rata Financial Bonus / variable payable based on financial performance measure is linear based on the following formula:

Target Bonus Payable = [(Achieved EBITDA/ Budgeted

EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2] *

90% of Target Bonus

Mr. Sumant Sinha’s LTIP award in respect of fiscal 2025-26 was in the form of RSU and PBU, the key terms of which are as follows:

Exercise Price	$0.0001 (Face Value of Awards)
Target LTI Quantum (% of compensation)	Class A Ordinary Shares with a fair value of Rs. 226,516,170.
LTI Mix-split of target LTI into Restricted Stock Units (RSU) and Performance Based Units (PBU)	123,378 Restricted Stock Units (RSU) – 30% and 287,882 Performance Based Units (PBU) – 70% (the split of RSUs and PBUs for the apex committee members being direct reports of the CEO is 50:50)
Vesting Schedule

RSU:

On the 1st anniversary of the Grant Date – 33%;

On the 2nd anniversary of the Grant Date – 33%;

On the 3rd anniversary of the Grant Date – 34%

PBU: On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics. Relative Total Shareholder Return (R-TSR) will be used as an additional modifier. For further details, refer to the heading ‘Financial Performance (for each of Revenue, PAT and OCF)’ appearing in the subsequent rows of this table.

Performance metrics for vesting of PBU

	o	Revenue	: 20% Weight
	o	Profit After Tax (PAT)	: 35% Weight
	o	Operating Cash Flow (OCF)	: 35% Weight
	o	ESG Rating	: 10% Weight

Relative Total Shareholder Return (R-TSR) will be used as an additional modifier. For further details, refer to the heading ‘Financial Performance (for each of Revenue, PAT and OCF)’ appearing in the subsequent rows of this table.

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

During fiscal year 2023-24, Mr. Sumant Sinha was awarded additional employee share options to purchase 8,000,000 Class A Ordinary Shares subject to the terms of ReNew’s Employee 2021 Incentive Award Plan. Key terms of the options are as follows:

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
ii.
In addition, 5% of the share options (aggregating to 20% i.e. 1,600,000) will vest at every anniversary of the grant date subject to achievement of performance measures as mentioned below:

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

The long-term incentive awards were initially granted to the CEO on August 23, 2021 in the form of stock options and were commercially agreed between the parties as part of the SPAC listing and these terms were disclosed as part for disclosures made at the time of listing. All grants which were awarded in fiscal year 2021-22, have been fully vested as of March 31, 2026. For the grants awarded in 2022, 2023, 2024 and 2025 (part of the aforesaid grants), 80% of the vesting is time-based and 20% is performance-based vesting. Further, the performance-based grants for 2022 – 2025 were not granted as relevant EBITDA target (agreed at the time of listing) for these years was not attained. For further details please refer to the table provided in following para under heading “Summary of the grants made to Mr. Sumant Sinha”.

For the year ending March 31, 2027, the Board, on the recommendation of the Remuneration Committee, unanimously approved the following remuneration of the CEO, Mr. Sumant Sinha for fiscal year 2026-27:

1.
Revision in cash compensation structure for fiscal year 2026-27:
i.
Fixed compensation – Rs. 125,221,329 increased from Rs. 113,258,085
ii.
Target bonus / variable compensation – Rs. 125,221,328 increased from Rs. 113,258,085
iii.
The grant of an LTIP award, consisting of 148,923 Restricted Stock Units (RSU) and 347,487 Performance Based Units (PBU) worth of Rs. 250,442,657 increased from Rs. 226,516,170 as per the approved plan (compensation structure 25:25:50).
iv.
Split of Total Compensation:

Country of payment	Fixed Compensation	Bonus / Variable Compensation	LTIP	Total Compensation
India	97,854,985	97,854,985	250,442,657	446,152,627
UK (in GBP)	212,466	212,466		424,932
UK (in Rs.) *	27,366,344	27,366,343	-	54,732,687
India + UK in Rs.	125,221,329	125,221,328	250,442,657	500,885,314
	25%	25%	50%

* Amount in Rs. is calculated on the average RBI reference rate of last 30 days leading up to May 25, 2026 i.e. RS. 128.80347 per GBP.

The performance measures applicable to Mr. Sumant Sinha’s annual target bonus / variable for fiscal year 2026-27 will be the same as applied to his annual target bonus for fiscal year 2025-26, which the Committee considered to continue to be appropriate to incentivize Mr. Sumant Sinha and align his interests with those of shareholders and the successful execution of the Company’s strategy.

The terms of RSUs and PBUs granted for fiscal year 2026-27 remain same as for RSUs and PBUs granted for fiscal year 2025-26.

A summary of the grants made to Mr. Sumant Sinha (up to March 31, 2026) follows:

Date of Grant	Type of Vesting	Number of Options	Strike Price (US$)	Vested Options (as of March 31, 2026)	Vesting terms
August 23, 2021	Time Based	6,216,750	4.53	6,216,750	All vested
August 23, 2021	Time Based (initial option grant)	23,045,965	10.00	23,045,965	All vested
August 23, 2022	Time Based (subsequent option grant)	3,687,354	10.00	3,687,354	All vested
August 23, 2023	Time Based (subsequent option grant)	3,687,354	10.00	3,687,354	All vested

September 13, 2023	Time Based	6,400,000	5.87	4,000,000	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by September 30, 2027.
September 13, 2023	Performance Based	1,600,000	5.87	800,000	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by September 13, 2027.
September 13, 2023	RSU	102,215	0.0001	67,462	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by September 13, 2026.
September 13, 2023	PBU	238,500	0.0001	NIL	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by September 13, 2026.
April 1, 2024	RSU	124,775	0.0001	41,176	Refer to the terms provided in “Sumant Sinha Employment Agreement”. Further, 41,176 RSUs vested on April 1, 2026. The vesting to conclude by April 1, 2027.
April 1, 2024	PBU	291,142	0.0001	NIL	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by April 1, 2027.
August 23, 2024	Time Based (subsequent option grant)	3,687,354	10.00	3,226,435	12.5% of total options vest at the end of each calendar quarter. The vesting to conclude by June 30, 2026.
April 1, 2025	RSUs	123,378	0.0001	Nil	Refer to the terms provided in “Sumant Sinha Employment Agreement”. Further, 40,715 RSUs vested on April 1, 2026. The vesting to conclude by April 1, 2027.
April 1, 2025	PBUs	287,882	0.0001	NIL	Refer to the terms provided in “Sumant Sinha Employment Agreement”. The vesting to conclude by April 1, 2028.

August 23, 2025	Time Based (subsequent option grant based on the agreement with the Founder / CEO at the time of Listing in August 2021. No new grants, except detailed herein before, authorized by the Remuneration Committee / Board)	3,687,354	10.00	1,382,758	12.5% of total options vest at the end of each calendar quarter. The vesting to conclude by June 30, 2027.

Determination of CEO’s Annual Bonus for the period ended March 31, 2026

For the period ended March 31, 2026, 90% of Mr. Sumant Sinha’s target bonus / variable of Rs. 113,258,085 was payable by reference to the Company’s performance against financial criteria. The Company achieved 106.5% of the relevant financial targets ((Achieved EBITDA/ Budgeted EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2)) in fiscal year 2025-26. Accordingly, Mr. Sinha was entitled to a bonus / variable payment of Rs. 108,557,874 (106.5% of 90% of Rs. 113,258,085) in respect of these financial criteria, calculated as below:

Amount in Rs. Mn.	Budget	Actual	% Achievement	Calculated multiplier
Operating Revenue	133,222	143,495	107.7%	106.5%
Adjusted EBITDA	93,571	98,503	105.3%

In respect of each of the non-financial performance measures set by the Board for the award of the remaining 10% of Mr. Sinha’s target bonus for the financial year ended March 31, 2026 (strategic orientation, operational effectiveness, and governance stewardship) the Remuneration Committee considered that Mr. Sinha’s performance merited the allocation of the bonus / variable pertaining to the non-financial performance measure, reflecting his contributions and commitment to the Company’s strategic goals and accordingly the Committee exercised its discretion to recommend a bonus / variable payment at 110% multiplier on 10% of target bonus / variable pay to Mr. Sinha in respect of these non-financial criteria, amounting to Rs. 12,458,389 (110% of 10% of Rs. 113,258,085). The Board approved both elements of Mr. Sinha’s bonus / variable and accordingly he has been paid a total of Rs. 121,016,264 in respect of his contractual bonus / variable payment entitlement for the year ended March 31, 2026.

Pursuant to the CEO Service Agreement read with subsequent Board decisions, Mr. Sinha’s employment will continue indefinitely until his retirement at the age of 65 years (extendable by the Board) or until terminated by him or the Company on six months’ notice (but the Company may pay him the amounts to which he would be entitled for that period in lieu of notice). If the Company terminates Mr. Sinha’s employment without “cause” or he resigns for “good reason” (each as defined in the CEO Service Agreement) otherwise than within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company he will be entitled to receive (i) 12 months’ base salary, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 12 months’ medical coverage paid by the Company for 12 months and (iv) accelerated granting and vesting of options in accordance with the Employee 2021 Incentive Award Plan (“2021 Plan”) and Mr. Sinha’s option grants. If such qualifying termination occurs within 12 months following a change in control of the Company, subject to Mr. Sinha’s execution of a release of claims in favor of the Company, he will be entitled to receive (i) 18 months’ base salary and target bonus, (ii) a prorated portion of his annual bonus for the year of termination, (iii) a payment in lieu of 18 months’ medical coverage paid by the Company and (iv) accelerated granting and vesting of options in accordance with the 2021 Plan and Mr. Sinha’s option grants. The employment agreement also subjects Mr. Sinha to restrictive covenants, including non-competition, non-solicitation of customers and employees, non-dealing and non-hire, in each case, lasting for 12 months following the termination of his employment.

Sumant Sinha Option Grants

On August 23, 2021, immediately following the Closing of the Business Combination, Mr. Sumant Sinha was granted options to purchase 29,262,715 Class A Ordinary Shares of the Company. 6,216,750 of these options have an exercise price of $ 4.53 per Class A Ordinary Share. The remaining 23,045,965 of these options have an exercise price of $10 per Class A Ordinary Share. All of these options have vested as of March 31, 2026.

Pursuant to the CEO Service Agreement Mr. Sumant Sinha was entitled to be granted: (a) ‘time -based options’ to purchase 3,687,354 Class A Ordinary Shares, respectively, in the Company on each of: August 23, 2022, August 23, 2023, August 23, 2024 and August 23, 2025; and (b) ‘performance-based options’ to purchase 921,839 Class A Ordinary Shares in the Company within 60 days following the end of the Company’s financial years ending on March 31 in 2022, 2023, 2024 and 2025, subject to Mr. Sinha’s continuous employment through each grant date and the Group’s achieving its consolidated target EBITDA for those years in its pre- Closing investor presentation as filed with the SEC (2022: US$ 810 million; 2023: US$ 1,135 million; 2024: US$ 1,425 million; 2025: US$ 1,685 million). Each of the time-based options and the performance-based options will vest as to 12.5% on the last day of each of the first eight calendar quarters after their respective grant date. All the aforesaid options are at an exercise price of US$ 10 per share. Further, the performance-based grants for 2022 - 2025 were not granted as relevant EBITDA target (as mentioned here) for these years were not attained.

A summary of grants made and vested up to March 31, 2026, is mentioned above in “Sumant Sinha Employment Agreement”.

Employment Agreement of Executive Officers other than Sumant Sinha

The employment agreements of the Company’s executive officers other than Mr. Sumant Sinha are governed by Indian law. The agreements may be terminated by either party with prior written notice of 90 days. We also reserve the right to terminate the employment with immediate effect without any compensation or notice, on account of any act which may constitute ‘misconduct’ under our policies or applicable laws. Executive officers are entitled to a monthly compensation, annual variable bonus, share options or RSUs and PBUs. For more details on their compensation, see section titled “Compensation of the Executive Director and Senior Management” above and “Equity Compensation” below.

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

Shares available for awards

At the AGM 2023, the shareholders had approved for increasing the number of shares available for issuance by 22,969,839 Class A Ordinary Shares, in addition to the existing number available for issuance of 65,030,161, thereby taking overall limits to 88,000,000 Class A Ordinary Shares, which includes 1,300,000 Class A Ordinary Shares for Non-Employee 2021 Plan. An aggregate of 17,697,560 Class A Ordinary Shares is available for issuance under the Employee 2021 Plan and an aggregate of 622,836 Class A Ordinary Shares is available for issuance under the Non-Employee 2021 Plan.

As of March 31, 2026, options for 1,833,548 Class A Ordinary Shares had been exercised pursuant to the Employee 2021 Plan and 536,917 RSU had been exercised pursuant to the Non-Employee 2021 Plan.

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

Performance criteria

The Remuneration Committee as the plan administrator may select performance criteria for an award to establish performance goals for a performance period.

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

If, upon a change in control, any options held by officers of the Company are not assumed by the successor entity, such options will accelerate and vest immediately upon the closing of the transaction constituting a change in control. This is without prejudice to the plan administrator's broad discretion to take-action under the Employee 2021 Plan to facilitate the transaction or event.

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

Management Stock Option, Restricted Stock Units (RSU) and Performance Based Units (PBU) Grants

During the fiscal year ended March 31, 2026, the executive officers (other than CEO) were granted RSUs and PBUs to purchase 163,872 Class A Ordinary Shares of the Company which we refer to as the “RSU and PBU”. During the financial year ended March 31, 2026, no other stock options were granted to the executive officers. The RSU / PBU shall vest as per the following terms:

Salient Plan Features	Details
Objective(s)	o To drive business performance, sustainability agenda and superior share price performance o To attract and retain high performing senior-level talent
LTI Mix-split of target LTI into Restricted Stock Units (RSUs) and Performance Based Units (PBUs)	o Restricted Stock Units (RSU) - 50% and o Performance Based Units (PBU) - 50%
Settlement	Class A Ordinary Shares of ReNew Global
Exercise Price	$0.0001
Grant Frequency	Annual (effective 1st April every year) subject to grant approval by the Remuneration Committee. (as an exception Fiscal’24 grant (first grant) is with a different timeline)
Vesting Schedule
o
RSUs: On the 1st anniversary of the Grant Date - 33%;
o
On the 2nd anniversary of the Grant Date - 33%;
o
On the 3rd anniversary of the Grant Date - 34%
o
PBUs: On the 3rd anniversary of the Grant Date - 100% subject to achievement of Performance Metrics. Relative Total Shareholder Return (R-TSR) will be used as an additional modifier. For further details, refer to the heading ‘Financial Performance (for each of Revenue, PAT and OCF)’ appearing in the subsequent rows of this table.

	o	Revenue	: 20% Weight
Performance metrics**	o	Profit After Tax (PAT)	: 35% Weight
for vesting of PBUs	o	Operating Cash Flow (OCF)	: 35% Weight
	o	ESG Rating	: 10% Weight

Relative Total Shareholder Return (R-TSR) will be used as an additional modifier. For further details, refer to the heading ‘Financial Performance (for each of Revenue, PAT and OCF)’ appearing in the subsequent rows of this table.

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

Shares available for awards

An aggregate of 300,000 Class A Ordinary Shares were initially available for issuance under the Non-Employee 2021 Plan; provided that in no event shall the aggregate number of ordinary shares issued under the Non-Employee 2021 Plan exceed a number equal to (i) the number of ordinary shares available for issuance under the Employee 2021 Plan minus (ii) the number of ordinary shares issued under the Employee 2021 Plan. The Board increased the number of shares available for issuance by 1,000,000 Class A Ordinary Shares (in addition to the existing number available for issuance, thereby taking the overall limit to 1,300,000 Class A Ordinary Shares) which was subsequently approved, by shareholders at the 2023 annual general meeting.

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

If, upon a change in control, any awards issued under the Non-Employee 2021 Plan are not assumed by the successor entity, such awards will accelerate and vest immediately upon the closing of the transaction constituting a change in control. This is without prejudice to the plan administrator's broad discretion to take-action under the Non-Employee 2021 Plan to facilitate the transaction or event.

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

For the year ended March 31, 2026, the aggregate compensation, including directors’ fees but excluding grants of share options, to our executive director and executive officers included in the list herein, was US$ 4,616,862. Our agreements with each of the members of senior management are listed in the section titled “Compensation — Sumant Sinha Employment Agreement” and “Compensation — Employment Agreement of Executive Officers other than Sumant Sinha” under Item 6.B. Except as otherwise disclosed, the above cash compensation does not include share compensation and employee benefits to our directors and senior management.

Outstanding Stock Option, Restricted Stock Units (RSU) and Performance Based Units (PBU) at the Company (for directors and executive officers)

	Outstanding as of March 31, 2025	Granted during the year	Exercised during the year	Cancelled/forfeited during the year	Outstanding as of March 31, 2026
Stock Options	46,462,006	3,687,354	NIL	76,180	50,073,180
RSUs and PBUs	1,069,460	575,132	20	NIL	1,644,572
Total	47,531,466	4,262,486	20	76,180	51,717,752

Clawback Policy

We have adopted a Compensation Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of Compensation Claw back Policy, as amended from time to time, is filed as Exhibit to this Annual Report.

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

On July 29, 2025, the Board of Directors of ReNew Energy Global Plc re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Ms. Nicoletta Giadrossi as Non-Executive Independent Directors until the annual general meeting scheduled to be held in the calendar year 2027. All the above re-appointments were approved by the Company’s shareholders at the AGM held on September 18, 2025.

Further, on July 29, 2025, Mr. Manoj Singh was also reappointed as Lead Independent Director (LID) by the Board from AGM of 2025, up to the conclusion of the AGM of 2027.

As of March 31, 2026, our Board consisted of nine (9) Directors, being (A) five (5) Independent Directors, of which two (2) are female Directors and one Lead Independent Director, satisfying the independence requirements of the Nasdaq and (B) four (4) Directors appointed and maintained in office by certain of our investors including one (1) Founder Director:

During the year, there has been following changes in the composition of Board of Directors of the Company:

o
Ms. Kavita Saha (nominee of CPP Investments) – resigned effective March 5, 2026 (from Board and as a member of Rem. Committee, F&O Committee, ESG Committee and NBG Committee).
o
Mr. Pushkar Kulkarni (nominee of CPP Investments) – appointed in place of Ms. Kavita Saha effective March 5, 2026 (as a Director and as a member of Rem. Committee, F&O Committee, ESG Committee and NBG Committee).
o
Ms. Nicoletta Giadrossi – resigned effective March 9, 2026 (as an Independent Director (ID) and as a member of Special Committee, Rem. Committee and NBG Committee).

Term of Office for Directors

The ReNew Global Shareholders Agreement and ReNew Global Articles set out detailed requirements regarding the term of office for Directors of the Company, see section titled “Related Party Transactions — Shareholders’ Agreement” under Item 7.B for further details.

All Independent Directors of the Company are appointed for an initial term of two years, subject to Company’s shareholders' approval at its annual general meeting following the appointment. Further, as per the ReNew Global Article, from the sixth anniversary of the Closing Date (August 23, 2021), each Director (other than Directors who hold an executive position with the Company) shall be elected on an annual basis at a general meeting of the Company.

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

Committees of the ReNew Global Board

The Board has five (5) standing committees: an Audit Committee, a Remuneration Committee, a Nomination and Board Governance Committee; a Finance and Operations Committee and an Environment, Social and Governance Committee.

In addition to these standing committees, the Board on June 30, 2024, constituted a Special Committee (the “Special Committee”) as a committee of the Board. As of March 31, 2026, the Special Committee comprises of all five Independent Directors with Mr. Manoj Singh as the chairperson.

Each committee’s members and functions are as described below.

Audit Committee

The Company’s audit committee (the “Audit Committee”) consists of three (3) Independent Directors. The members of ReNew Global’s Audit Committee are Mr. Manoj Singh, Ms. Vanitha Narayanan, and Ms. Paula Gold-Williams. Mr. Manoj Singh is the Chairperson. Each committee member satisfies the independence requirements of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. The Board has determined that Mr. Manoj Singh qualifies as an audit committee financial expert within the meaning of the SEC rules. During the year, there has been no change in the composition of the members of Audit Committee. The Audit Committee is responsible for, among other things:

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

Remuneration Committee

The Company’s remuneration committee (the “Remuneration Committee”) consists of four (4) Directors. The members of the Remuneration Committee are Ms. Vanitha Narayanan, Mr. Manoj Singh, Ms. Paula Gold-Williams and Mr. Pushkar Kulkarni. Ms. Vanitha Narayanan is the chairperson. Mr. Pushkar Kulkarni was appointed as member of Remuneration Committee in place of Ms. Kavita Saha with effect from March 5, 2026 and Ms. Paula Gold-Williams was appointed as member in place of Ms. Nicoletta Giadrossi with effect from April 1, 2026. The Remuneration Committee is responsible for, among other things:

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

Nomination and Board Governance Committee

The Company’s Nomination and Board Governance Committee (the “Nomination Committee”) consists of five (5) Directors. The members of the Nomination Committee are Sir Sumantra Chakrabarti, Mr. Sumant Sinha, Mr. Pushkar Kulkarni, Mr. Manoj Singh and Ms. Vanitha Narayanan. Sir Sumantra Chakrabarti is the chairperson. Mr. Pushkar Kulkarni was appointed as member of Nomination Committee in place of Ms. Kavita Saha with effect from March 5, 2026 and Ms. Vanitha Narayanan was appointed as member in place of Ms. Nicoletta Giadrossi with effect from April 1, 2026. The Nomination Committee is responsible for, among other things:

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

Environment, Social and Governance Committee

The Environment, Social and Governance (“ESG”) Committee consists of three (3) Directors of the Company. The members of ESG Committee are Sir Sumantra Chakrabarti, Mr. Philip New and Mr. Pushkar Kulkarni. Sir Sumantra Chakrabarti is the chairperson. Mr. Pushkar Kulkarni was appointed as a member of the ESG Committee in place of Ms. Kavita Saha with effect from March 5, 2026. The ESG Committee is responsible for, among other things, overseeing and strengthening of the Company’s ongoing ESG, sustainability and corporate social responsibility commitments and actions. The ESG Committee aims to assist the Board of Directors by:

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

Finance and Operations Committee

The Finance and Operations Committee (“F&O Committee”) consists of five (5) Directors of the Company out of which three are independent. The members of F&O Committee are Mr. Sumant Sinha, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip New and Mr. Pushkar Kulkarni. Mr. Sumant Sinha is the Chairman. Mr. Yuzhi Wang is a permanent invitee to the committee. Mr. Pushkar Kulkarni was appointed as a member of the F&O Committee in place of Ms. Kavita Saha with effect from March 5, 2026. The F&O Committee is responsible for investment, borrowings, bidding and M&A related matters.

Special Committee

The Special Committee consists solely of the Company’s five (5) independent non-executive directors. Mr. Manoj Singh is the Chairperson. During the year, Ms. Nicoletta Giadrossi ceased to be a member of the Special Committee with effect from March 9, 2026.

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

D.
Employees

The following table provides a breakdown of our employee base by function as of the dates indicated:

	As of March, 31
Function:	2024	2025	2026
Business support (includes finance, legal, company secretarial, human resources, execution support, IT, offtaker, billing and management teams)	619	601	601
Business development (includes business development, bidding and new business teams)	120	135	149
Digital Solutions through Regent Climate Connect Knowledge Solutions Private Limited	53	28	-
Design and engineering (include design, technical and power evacuation teams)	207	170	165
Procurement and commercial	116	93	80
Module and Cell Manufacturing	1,373	1,832	2,015
Project execution	640	608	630
O&M (includes project asset management and performance monitoring teams)	730	716	780
Quality, health, safety and environment	130	153	166
3E NV	-	-	134
Total	3,988	4,336	4,720

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2026 by:

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

As of March 31, 2026, 246,038,922 Class A Ordinary Shares par value $ 0.0001 per share, one Class B Ordinary Share par value $ 0.0001 per share, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 per share and 50,000 Redeemable Preference Shares par value GBP 1.00 per share, were issued and outstanding. The Company as of March 31, 2026 held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

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

Beneficial Owners:	Number of Class A Ordinary Shares	Percentage of Class A Ordinary Shares (1)	Number of Class B Ordinary Shares	Percentage of Class B Ordinary Shares (2)	Number of Class C Ordinary Shares	Percentage of Class C Ordinary Shares	Number of Class D Ordinary Shares	Percentage of Class D Ordinary Shares
Five Percent Holders
CPP Investments (3)(4)	88,846,844	34.4		-	118,363,766	100	1	100
Platinum Cactus (5)	58,170,916	23.6		-	-			-
JERA (6)	28,524,255	11.6		-	-			-
Directors and Executive Officers					-
Mr. Sumant Sinha (3)(7)(8)	46,237,144	15.8	1	100.00	-
Mr. Manoj Singh	92,813	*		-	-			-
Sir Sumantra Chakrabarti	92,813	*		-	-			-
Ms. Vanitha Narayanan	92,813	*		-	-			-
Ms. Paula Gold-Williams	55,342	*		-	-			-
Mr. Philip New	55,342	*
Mr. Pushkar Kulkarni	-	-		-	-			-
Mr. Yuzhi Wang	-	-		-	-			-
Mr. William Bowen Shephard Rogers	-	-		-	-			-
Mr. Kailash Vaswani (8) (9)	*	*	-	-	-			-
Mr. Sanjay Varghese (8) (9)	*	*	-	-	-			-
All directors and executive officers as a group (8) (9)	48,863,217	16.7	-	-	-			-

Notes:

* Less than 1%

(1)
In calculating the percentages, (a) the numerator is the relevant holder’s beneficial holding of Class A Ordinary Shares as of March 31, 2026 (calculated as set out above, including the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities exercisable any time within 60 days); and (b) the denominator is calculated by adding the aggregate number of Class A Ordinary Shares outstanding as of March 31, 2026 and the number of Class A Ordinary Shares issuable upon the exercise of employee share options or other convertible securities that, as of March 31, 2026, were held by the relevant holder and exercisable within 60 days, if any (but not the number of Class A Ordinary

Shares issuable upon the exercise of employee share options or other convertible securities held by any other beneficial owner). Further, ownership' for information on Section 16(a) reports filed by our directors and executive officers to date.
(2)
In calculating the percentages, (a) the numerator is calculated by adding the number of Class B Ordinary Shares held by such beneficial owners; and the denominator is calculated by adding the aggregate number of Class B Ordinary Shares outstanding.
(3)
On October 10, 2025, the Consortium (Masdar, CPP Investments, Platinum Cactus and Mr. Sumant Sinha) made a best and final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Former Consortium. On December 15, 2025, Masdar had confirmed to the other members of the Former Consortium that it had withdrawn from the Former Consortium. As a result, the Former Consortium could not proceed with the proposed acquisition.

Further, On May 29, 2026, the Company announced that it has received a non-binding proposal dated May 28, 2026 from Consortium (consisting of CPP Investments and Mr. Sumant Sinha) to, subject to the Rollover, acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share. Further, on July 27, 2026, the Consortium revised its proposal by increasing the cash consideration from US$6.75 to US$7.02 per share.

If a transaction is consummated with the Consortium, this could result in a change in control of the Company. For more information, see “Information on the Company—History and Development of the Company” under Item 4.A.

(4)
Represents one Class D Ordinary Share, 118,363,766 Class C Ordinary Shares and 76,501,166 Class A Ordinary Shares, plus beneficial interests in 12,345,678 Class A Ordinary Shares. The Class D Ordinary Share represents a number of votes from time to time (as at March 31, 2026: 12,345,678) equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio under the Business Combination Agreement. The Class D Ordinary Share held by CPP Investments shall cease to have any voting rights or rights to dividends and other distributions immediately upon the transfer and contribution to ReNew India of all of the ReNew India Ordinary Shares held by CPP Investments in exchange for Class A Ordinary Shares. The Business Combination Agreement grants CPP Investments the right to, at its discretion, transfer the ReNew India Ordinary Shares held by CPP Investments to ReNew Global in exchange for an aggregate of 12,345,678 Class A Ordinary Shares. Accordingly, the table above reflects CPP Investments beneficial ownership of Class A Ordinary Shares assuming CPP Investments had transferred all its ReNew India Ordinary Shares in exchange for Class A Ordinary Shares. Investment and voting power with regard to shares beneficially owned by CPP Investments rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address for CPP Investments is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.
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
(7)
Mr. Sumant Sinha is the record holder of one Class B Ordinary Share, which carries voting rights equal to a number of votes from time to time (as at March 31, 2026: 11,437,725) equal to the number of Class A Ordinary Shares that would have been issued to the Founder Investors and their affiliates, if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they held at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 under the Business Combination Agreement. As at March 31, 2026, 82 Class A Ordinary Shares would have been so issuable to Mr. Sumant Sinha, 6,498,328 to Cognisa and its affiliates and 4,939,313 to Wisemore and its affiliates. Cognisa and Wisemore are directly owned and controlled by Mr. Sumant Sinha. As a result, Mr. Sumant Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, 46,237,144 Class A Ordinary Shares are issuable upon the exercise of options held by Mr. Sumant Sinha that were exercisable within 60 days as of March 31, 2026.

(8)
Represents Class A Ordinary Shares issued and issuable upon the exercise of options held by Messrs. Sumant Sinha, Kailash Vaswani and Sanjay Varghese and that were exercisable within 60 days as of March 31, 2026. Further, Mr. Balram Mehta separated from the Company as an Executive Officer with effect from March 31, 2026.
(9)
This includes 48,863,217 options held by the executive director and executive officers of ReNew Global that are vested and exercisable, and that were exercisable within 60 days as of March 31, 2026.
B.
Related Party Transactions

Non-Binding Offer from the Consortium

On October 10, 2025, the Former Consortium (consisting of Masdar, CPP Investments, Platinum Cactus and Mr. Sumant Sinha) made a best and final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Former Consortium. On December 15, 2025, certain members of the Former Consortium filed an amended beneficial ownership report on Schedule 13D with the SEC, disclosing that Masdar had confirmed to the other members of the Former Consortium that it had withdrawn from the Former Consortium. As a result, the Former Consortium could not proceed with the proposed acquisition.

On May 29, 2026, the Company announced that it has received a non-binding proposal dated May 28, 2026 from the Consortium (consisting of CPP Investments and Mr. Sumant Sinha to, subject to the Rollover, acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share. Further, on July 27, 2026, the Consortium revised its proposal by increasing the cash consideration from US$6.75 to US$7.02 per share.

The Proposed Transaction will be structured as a UK scheme of arrangement. In connection with the Scheme, each non-Consortium shareholder of the Company will be entitled to either (i) the Cash Offer (i.e., to receive US$7.02 in cash for each Share it holds in exchange for transferring its Shares to CPP Investments or its designated affiliates), or (ii) elect for the Rollover (i.e., to retain its Shares) and remain a shareholder of the Company. Under the terms of the non-binding proposal, unless a shareholder specifically makes an election for the Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.

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

(i)
from August 23, 2023 any “Major Investor” (being the Shareholders Agreement Investor holding the largest Effective Economic Interest, if it holds at least 26% of the Equivalent Outstanding Voting Beneficial Shares) will be entitled to appoint two Directors to the ReNew Global Board and either the two (if there is a Major Investor) or the four (if there is not) Voting Investors (being shareholders other than the Founder Investors) holding the highest percentages (provided these are at least 15%) of the Equivalent Outstanding Voting Beneficial Shares will have the right to appoint one Director. Pursuant to these rights, CPP Investments, as the Major Investor, has exercised its director nomination rights from time to time and currently has Mr. Bill Rogers and Mr. Pushkar Kulkarni as its nominees on the Board. Platinum Cactus, as a Voting Investor, is entitled to nominate one director and currently has Mr. Yuzhi Wang as its nominee on the ReNew Global Board; and
(ii)
for so long as the Founder Investors, together with their affiliates, hold at least 40% of the Equivalent Voting Beneficial Shares held by the Founder Investors as of the Closing Date or (ii) for so long as the Founder is the Chief Executive Officer or Chairman of the ReNew group, whichever is longer, the Founder Investors have the right to appoint one (1) director (the “Founder Director”) to the ReNew Global Board, which must be the Founder himself for so long as he is the Chief Executive Officer or Chairman of the ReNew group.

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

If a Shareholders Agreement Investor with a director appointment right ceases to have such right pursuant to the terms of the ReNew Global Shareholders Agreement such that there are any seats on the Board for which no Shareholders Agreement Investor has the right to appoint a director, the selection of any director to fill that seat will be conducted in accordance with applicable law and the organizational documents of the Company then in effect.

Board Committees; Other Governance Principles

In accordance with the ReNew Global Shareholders Agreement, the Company agreed to cause the Board to establish and maintain as follows:

•
from August 23, 2023, all committees of the Board will have a majority of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC; but any Major Investor will have the right to appoint one Investor Nominee Director to each committee except on the Audit Committee, and the Founder will have the right to appoint the Founder Director to the Nomination Committee and the Finance and Operations Committee; and
•
by August 23, 2026, the Company and each Shareholder Agreement Investor must consult with each other in good faith concerning the member independence requirement for the committees of the Board; but if they do not reach agreement, then from that date all committees of the Board will consist only of directors that qualify as “independent” as determined in accordance with the rules and regulations of Nasdaq and the SEC, except for one representative of the ReNew group where necessary and permitted by applicable law.

The Board on February 13, 2026 approved the proposal to continue with the existing Committee structure (including Independent Directors, Investor Nominee Director and Founder Director), till Annual General Meeting (AGM) scheduled to be held in year 2027, unless otherwise decided by the Board.

On the casual vacancy created due to resignation of Ms. Nicoletta Giadrossi, the Board on May 14, 2026 agreed that the Board should continue with nine Directors and the decision on the appointment of a new Director in place of Ms. Nicoletta Giadrossi should be taken once the Board has sufficient clarity on the potential non-binding proposal received from Consortium, whether before or after the 2026 AGM.

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

As of March 31, 2026, RMG did not have any observer right, as their holding had reduced below 40% of the Effective Economic Interest as of the Closing Date.

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

ReNew Foundation

The Company has established ReNew Foundation as a non-profit organization under Indian laws, to drive social impact at scale through flagship and collaborative programs. Mr. Sumant Sinha and Ms. Vaishali Sinha are amongst the Directors of ReNew Foundation. ReNew Foundation operates with the vision to unlock human potential to tackle climate challenges and create a just, sustainable future for all. ReNew Foundation is involved in implementing climate aligned education and skilling initiatives for women and children, supporting start-up led innovation in tackling climate challenges and in conducting thought-leadership events for discussing challenges and opportunities under the broad spectrum of sustainability, environment and social responsibility, as well as feeding those discussions into recommendations for various stakeholders.

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

(i)
The distribution licensees of Karnataka have filed appeals before the Supreme Court against the order passed by APTEL, dated March 29, 2019, whereby APTEL had set aside the common order of KERC dated January 9, 2018 by which KERC reduced the period of billing related to banked units for renewable generators from 1 year to 6 months and imposed a condition that the energy banked by non-REC based renewable energy projects during the peak time-of-day hours alone can be drawn during the peak time-of-day hours. APTEL had set aside the order of the KERC holding that modification of the banking arrangements during currency of the concluded wheeling and banking agreement is not sustainable in law. APTEL also held that the January 9, 2018, KERC order was passed without adhering to the principles of natural justice, doctrine of promissory estoppel and legitimate expectation, and that it was also passed without sufficient or requisite data and analysis. The Company, through its subsidiary(s), has concluded contracts executed in pursuance of earlier orders of KERC from the period when the reduction was not introduced. Therefore, the Company’s subsidiary(s) has secured its right for banking and has vested rights for a period of 10 years from their commissioning. The appeals before the Supreme Court are pending. The outcome of this matter may impact the timing, but not the total amount, of cash flows generated from banked units by the Company’s subsidiaries operating in Karnataka.
(ii)
ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Company, set up projects to supply electricity for captive use by certain of their shareholders. KERC, through a circular dated September 18, 2018, directed the ESCOMs and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018, circular, ESCOMs issued demand letters to certain captive users (customers) of the Company’s subsidiaries specified above, seeking recovery of cross subsidy surcharge and differential of applicable electricity duty due totaling Rs. 297 million for failure of compliance with the Electricity Rules, 2005. The Company, through its subsidiaries, filed writ petitions on behalf of its customers challenging the circular and the demand letters against the ESCOMs and separate petitions before KERC for quashing the demand letters (“KERC Quashing Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019 and September 18, 2020, ordered the ESCOMs to refrain from taking any precipitative action against captive users. Thereafter, KERC disposed of the KERC Quashing Petitions relying on the principles laid down by APTEL in its judgment dated June 7, 2021, in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others. However, the said judgment dated June 7, 2021, was later reversed by Supreme Court vide its judgment dated October 09, 2023, in Civil Appeal Nos. 8527-8529 of 2009 in the matter of M/s Dakshin Gujarat Vij Company Limited, where it upheld the applicability of the proportionality test to a Special Purpose Vehicle (SPV), which was otherwise exempted. Following this, in December 2023, Karnataka ESCOMs challenged the KERC order before APTEL, where the matter remains pending adjudication.

One of our subsidiaries filed a petition before the Karnataka High Court challenging the cross-subsidy surcharge imposed under the Electricity Act, 2003, on the ground that the surcharge was intended to be temporary and should have been gradually reduced over time. It was also contended that no such surcharge was levied between fiscal years 2009 and 2012, and that its reintroduction was contrary to the legislative intent. While dismissing the petition on December 20, 2024, the High Court directed KERC to frame new regulations within six months to ensure a phased reduction of cross-subsidies and related surcharges. The subsidiary thereafter filed an appeal before the division bench of the Karnataka High Court, which was dismissed. Subsequently, the subsidiary filed a petition before the Supreme Court challenging such dismissal, which was also dismissed on April 27, 2026. The dismissal does not have any direct financial impact on the Company.

Meanwhile, on February 17, 2026, KERC issued regulations pursuant to the directions of the Karnataka High Court in our writ petition decided on December 20, 2024. However, as the regulations do not comply with the judgment, our subsidiary is evaluating appropriate legal remedies before the competent forum.

(iii)
AP DISCOMs had filed a petition (“AP Tariff Petition”) before APERC against power producers including the subsidiaries of the Company, seeking amendment of Regulation 1 of 2015 issued by the APERC and consequent redetermination/reduction of tariff determined by the APERC for the years ended March 31, 2016, and 2017. Some power producers filed petitions before the AP HC challenging the jurisdiction of APERC to entertain the AP Tariff Petition. The AP HC, by order dated September 24, 2019, disposed of these petitions by directing APERC to dispose of the AP Tariff Petition while determining its own jurisdiction to decide the same. The Company, through its subsidiaries, had filed an appeal against the order dated September 24, 2019 before the AP HC. Subsequently, by a common final judgment and order dated March 15, 2022, the AP HC allowed the appeal filed by the Company through its subsidiaries and held that APERC cannot proceed with the hearing of AP Tariff Petition and consequently quashed the proceedings before APERC. The AP HC also held that tariffs under existing PPAs cannot be altered unilaterally. Further, the AP HC directed the AP DISCOMs to pay all past pending dues and future bills (at full tariff). In addition, the AP HC also reaffirmed the “must-run” status of renewable energy projects and ruled that any curtailment of generation, except in cases of very grave and sudden emergency, is not permitted. Subsequently in April 2022, the AP DISCOMs filed a petition before the Supreme Court seeking leave to appeal against the AP HC order. The Supreme Court appeal is pending.

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

The Company, through its subsidiaries, have filed an LPS recovery petition before the APERC claiming LPS on the delayed tariff payments, GBI and CUF, which remain pending. The LPS amount claimed before APERC for the period between February 2017 and May 2022 was Rs. 3,110 million. The LPS amount claimed along with an interest payable until actual date of payment has also been prayed for.

During the pendency of the petition, the subsidiaries of the Company have furnished an undertaking with respect of the LPS amount to the AP DISCOM as per which: (i) the subsidiaries of the Company have waived LPS for the period from February 2017 to July 2018, amounting to Rs. 300 million; and (ii) agreed to waive 50% of the reconciled LPS amount (excluding GBI and CUF) with the balance to be received in 12 equal monthly instalments. As of July 16, 2026, the Company’s subsidiary has received four instalments aggregating to Rs. 460 million (before Tax Deductible at Source), with the balance amount of Rs. 644 million expected to be realized by February 2027.

The subsidiaries of the Company have reserved their rights to claim LPS on GBI and CUF from August 2018 to May 2022, along with interest payable until actual payment.

(iv)
In the order dated March 15, 2022 passed the AP HC in connection with the Tariff Petition, AP DISCOMs undertook to pay the outstanding receivables in 12 monthly instalments to the subsidiaries of the Company in Andhra Pradesh. However, payments fell short due to a 23.5% CUF ceiling imposed by AP DISCOMs. Accordingly, the subsidiaries have filed recovery petitions before APERC seeking payment of full tariff for power supplied beyond 23.5% CUF since there is no restriction either in the PPA or applicable regulations that allow withholding of tariff for exceeding CUF beyond 23.5%. The matters are yet to be heard due to the absence of quorum at APERC. Further, certain subsidiaries have filed a writ petition before AP High Court seeking interim protection against deductions from monthly invoices on account of generation beyond 23.5% CUF, pending adjudication by APERC, and for future payments beyond 23.5% CUF at 75% of the PPA tariff in line with APTEL's decision in similar cases. The matter is currently pending before AP High Court for adjudication.
(v)
The subsidiaries of the Company entered into total 14 PPAs with the APSPDCL for wind-based generation projects, based on the generic tariff orders issued by APERC. AP DISCOMs filed a petition against certain subsidiaries and other wind developers before APERC, requesting it to pass on the GBI benefits received by the developers to AP DISCOMs. APERC in its order dated July 28, 2018 (the “APERC Order”), allowed this petition and permitted the AP DISCOMs to deduct the GBI benefits and only pay the balance tariff payable to the wind power generators from February 14, 2017, until such GBI benefits were credited against the tariff payable in full. Subsequently, a few subsidiaries of the Company, as petitioners filed a writ petition before the AP HC challenging the APERC Order. The AP HC, by its interim order dated August 24, 2018, suspended the operation of the APERC Order.

Thereafter, an interim application was filed by the petitioners on November 4, 2019 in the writ petition before the AP HC for directions to the AP DISCOMs to comply with order dated August 24, 2018 of the AP HC and release payment of GBI benefits. Concurrently, Green Infra Wind Solutions Limited, an entity unrelated to the Company, appealed (Appeal No. 284 of 2018) to the APTEL against the AP DISCOMs, challenging the APERC Order, and included four of the Company's subsidiaries and other wind developers as respondents. APTEL, in its judgment dated December 19, 2024, set aside the APERC Order and directed the AP DISCOMs to refund the amounts accrued under the GBI scheme to Green Infra Wind Solutions Limited, along with interest at 12% per annum. The Company, through its subsidiaries, filed a memo before the AP HC to place the APTEL's judgment on record. The AP DISCOMs filed a Civil Appeal before the Supreme Court on March 17, 2025. Ten of the Company's subsidiaries had filed applications for impleadment before the Supreme Court. As a result, all 14 impacted subsidiaries of the Company were before the Supreme Court.

The Supreme Court vide its judgement dated March 25, 2026 while dismissing the civil appeal by APDISCOM upheld the APTEL judgment whereby GBI along with simple interest at the rate of 12% was allowed to be disbursed to companies who were parties to the appeal including our subsidiaries. The cumulative amounts receivable recorded in trade receivables related to this matter amounts to Rs. 5,719 million as of March 31, 2026, along with applicable interest. As on July 2026, we have received Rs. 5,704.4 million and payment of interest remains pending.

(vi)
ReNew Solar Power and its subsidiaries pursued legal action before UPERC against SECI and Uttar Pradesh Power Corporation Limited, seeking exemption from payment of liquidated damages due to force majeure events, for the delays caused by the COVID-19 pandemic. We also requested protection from SECI's invocation of a Rs.110 million performance bank guarantees. We have also paid Rs. 18 million as a success charge. UPERC acknowledged our case and subsequently ruled in our favor vide order dated December 14, 2022, permitting contract termination without penalty. SECI has challenged this ruling in an appeal, and the matter remains pending before APTEL. On the basis of instructions received from APTEL, we have extended our bank guarantee and the same remains protected against invocation.
(vii)
Pursuant to a public interest litigation instituted before the Supreme Court of India seeking measures for protection of two endangered birds namely, the GIB and the Lesser Florican, by its order dated April 19, 2021 (“GIB First Order”) the Supreme Court inter alia issued directions for (i) undergrounding of all overhead transmission lines in the specified priority and potential habitats of the birds in state of Rajasthan and Gujarat and (ii) installation of bird diverters in all overhead transmission lines until undergrounding is done, within a period of one year. The Supreme Court also appointed a committee for assessing the feasibility of undergrounding overhead lines and take the requisite actions in case of unfeasibility. Subsequently, two associations of renewable energy developers, of which RPL is a member, namely, the Wind Independent Power Producers Association and the Solar Power Developers Associations, filed applications on behalf of its members before the Supreme Court seeking certain directions for modification of the GIB First Order, including for expansion of the Expert Committee and exemption from undergrounding for overheads lines of already commissioned power projects with installation of appropriate mitigation measures. Applications were also filed by the Central Government (through the MNRE) and the state government of Rajasthan seeking similar directions. An application has also been filed by the public interest litigant seeking compliance with the GIB First Order. By its order dated April 21, 2022 (“GIB Second Order”) the Supreme Court issued directions (i) for completion of installation of bird diverters on overhead transmission lines in the specified priority areas by July 20, 2022, and (ii) to the Central Electricity Authority to formulate the standards of quality for the bird diverters in consultation with the committee. Vide judgment dated March 21, 2024 (“GIB Third Order”), the Supreme Court has suitably modified the GIB First Order and the injunction which has been imposed in the GIB First Order in respect of the area described as the potential area stands relaxed (subject to the condition that the new Expert Committee appointed by the Court may lay down suitable parameters covering both the priority and potential areas). The modification(s) were to be suggested by the new Expert Committee appointed by the Supreme Court which had submitted the reports for both the state of Rajasthan and state of Gujarat.

On December 19, 2025, the final judgement in the matter was pronounced by the Supreme Court (“GIB Judgment”) vide which the Supreme Court directed the implementation of the Expert Committee’s recommendations for protection of GIB, which include revising priority conservation areas in Rajasthan and Gujarat, initiating immediate conservation and monitoring measures, conducting long-term climate studies, and enforcing significant changes to power infrastructure such as undergrounding and rerouting transmission lines within strict timelines. The Supreme Court also approved restrictions on renewable projects in sensitive zones, mandated optimization of transmission routes, and required deployment of mitigation measures to minimize risks to the species. With these directions, the matter was disposed of.

Further, vide its notification dated January 12, 2026, MNRE has directed renewable energy implementing agencies to treat delays in granting Section 68 approvals (under Electricity Act, 2003) for overhead transmission lines in GIB areas caused by the pendency of the GIB Judgment in W.P.(C) 838/2019 as force majeure. Accordingly, developers are eligible for time extensions in scheduled commissioning dates and related milestones for the period between March 21, 2024, and December 19, 2025, subject to compliance with GIB judgment and submission of supporting documents.

Basis the recommendations given in the new expert committee report for Rajasthan, which is binding as per the GIB Judgement, the Company may have to underground its portion of 33 kV lines in the shared infrastructure at Salkha and Tejuva respectively. Further, in compliance with the GIB Second Order, the Company has installed bird divertors on the overhead lines. The Company believes the cost for undergrounding and for installation of bird divertors would be recoverable from customers under the respective PPAs through provisions relating to change in law and therefore will not have a material adverse effect on its financial position, results of operations or cash flows.

(viii)
Various subsidiaries of the Company had registered their projects under the Project Import Regulations, 1986 (“PIR”), which provided for a concessional rate of customs duty for imports for solar power projects. Subsequently, by way of a notification dated October 19, 2022, issued by the Central Board of Indirect Taxes and Customs, the PIRs were amended to exclude ‘solar power projects’ and as a result, the projects were exposed to pay higher customs duty. Further, a notice was issued to the subsidiaries of the Company that their registrations would stand cancelled. Consequently, the subsidiaries filed a petition before the Delhi High Court, challenging the amendment and notice. By an interim order dated December 15, 2022, the Delhi High Court, inter alia, directed that no precipitative action will be taken based on the amendment at the stage of import in the interim. Subsequently, in April 2023, the petitions filed by subsidiaries of the Company have been amended to challenge the Finance Act, 2023 notified on April 1, 2023, whereby Chapter 98 of the Customs Tariff Act, 1986 was amended to exclude solar power projects from Chapter 98. The direct financial impact on one of the subsidiaries which is party to the petition is Rs. 1,365.5 million. The matter remains pending adjudication. In addition, there are other projects as well which are impacted on account of the exclusion of ‘solar power projects’ under the PIR. The Company believes that any additional cost on account of such exclusion, that is incurred by the affected project would be recoverable from customers under the respective PPAs through provision relating to change in law and therefore will not have a material adverse effect on its financial position, results of operations or cash flows.
(ix)
The Company and its subsidiaries have secured Long Term Open Access (“LTA”) for transmission of energy for its projects under various power purchase agreement(s), and signed various LTA agreements, in accordance with the provisions of the Central Electricity Regulatory Commission (Sharing of Inter State Transmission Charges and Losses) Regulations, 2010. The start date of the LTA is aligned with the scheduled commissioning dates of the respective projects. In terms of extant orders issued by the Central Government, power producers are entitled to waiver of ISTS and transmission losses, for projects that are commissioned on or before a certain date. On account of delay in commissioning of certain projects and termination of certain projects affected by force majeure events, the Company and its subsidiaries have received demand notices from CTUIL seeking payment of LTA charges (not entitled to ISTS waiver), calculated from the date of operationalization of the respective LTA.

A subsidiary of the Company has received demand notices from CTUIL seeking payment of LTA charges totaling to Rs. 302.4 million. A petition was filed before CERC by the subsidiary of the Company seeking alignment of the LTA start date with the actual date of commissioning of the project. This was dismissed by CERC vide order dated January 12, 2024. Appeal therefrom was filed before APTEL. APTEL granted the relevant subsidiary of the Company an interim stay against recovery of LTA charges by CTUIL subject to 50% payment which has been paid under protest. The matter is currently pending.

A similar petition was filed by the subsidiaries of the company against CTUIL before the CERC, to set aside the LTA charges approximating to Rs. 990 million as on March 31, 2026. The petition has been decided by the CERC vide a judgment dated June 2, 2026, against the subsidiaries. The CERC has upheld the bills raised on the Company’s subsidiary for LTA charges. The subsidiaries have filed an appeal before the APTEL and the same in pending.

(x)
Two subsidiaries of the Company, have filed a petition for the connectivity applied for 600 MW capacity, challenging CTUIL’s insistence on a Financial Closure ("FC") compliance in terms of Central Electricity Regulatory Commission (Connectivity and General Network Access to the inter-State Transmission System) (Third Amendment) Regulations, 2025 as six months prior to the firm connectivity start date and not as per the extended FC date under the PPA. We have also challenged FC compliance requirement for the capacities for which no PPA has been signed. The subsidiaries have sought directions against CTUIL to treat the FC deadline as per the PPA and not as per the GNA Regulations and not to initiate any coercive steps towards connectivity. The Company’s subsidiary has been granted interim protection by the CERC. The matter remains pending.
(xi)
RPL and M/s Fourth Partner Energy Private Limited (“FPEPL”) have executed a share purchase agreement dated October 10, 2021 amended vide agreement dated January 18, 2022 (“FPSPA”) under which FPEPL had agreed to purchase the entire issued, subscribed and paid-up share capital of M/s Renew Solar Energy Private Limited (“RSEPL”) on the terms and conditions set out in the FPSPA. Following the execution of the FPSPA, FPEPL issued several indemnity letters to RPL, alleging breaches of the FPSPA’s warranty terms and claiming indemnity under the FPSPA which have been contested by RPL. FPEPL filed its claim before the three-member arbitral tribunal. RPL also filed its counterclaim for breach of FPSPA by FPEPL. The arguments in the matter have concluded and the award is reserved before the arbitration tribunal. The Company believes that the indemnity claims are without merit and any liability in excess of amounts provided in the consolidated financial statements will not have material impact on its financial position, results of operations or cash flows.
(xii)
The subsidiaries of the Company operating in the state of Telangana, have challenged the levy of deviation charges / periphery charges under Regulation 15 of the Telangana State Electricity Regulatory Commission (Forecasting, Scheduling, Deviation Settlement and Related Matters for Solar and Wind Generation Sources) Regulations, 2018 on constitutional and other grounds and have sought stay on the demands raised pursuant to such regulation. A stay on the demand has been granted, subject to a deposit of 25% of the demand raised which has been deposited. The financial impact on account of levy of such charges across 19 projects in Telangana is approximately Rs. 1,285 million. The matter is pending adjudication.
(xiii)
M/s Axis Energy Venture India Private Limited (“Axis”) is a renewable energy developer with a presence in the state of Andhra Pradesh. Axis has filed a writ petition before the Andhra Pradesh High Court challenging an order of CERC in favor of a subsidiary of the Company granting connectivity on the basis of installed capacity as against contracted capacity. The matter is currently pending.
(xiv)
A subsidiary of the Company filed a petition before CERC under Section 79 of the Electricity Act, 2003, seeking termination of the PPA in relation to a 297.5MW wind power project at Karnataka, citing significant delays in tariff adoption and various legal infirmities in the tariff adoption order dated March 9, 2024. This petition remains pending before CERC. The financial impact of this dispute is in terms of the bank guarantees provided by the subsidiary of the Company to SECI and CTUIL of Rs. 469.5 million. SECI initiated encashment of the bank guarantee issued in its favor, on account of delay in project commissioning under the PPA timelines. The subsidiary of the company, has obtained stay against such encashment and the matter is currently pending adjudication.
(xv)
The Company, through one of its subsidiaries, has filed a petition before CERC, seeking protection from deduction of compensation amounting to approximately Rs. 570 million, by SECI, from its monthly invoices on account of shortfall in generation below the committed quantity under the PPA. SECI has deducted entire amount of Rs. 570 million from the monthly invoices. In response to SECI’s demand, the subsidiary has claimed the defense of force majeure citing that the generation shortfall was on account of instances of conductor theft and right of way related issues which were beyond its control. The matter is reserved for orders before CERC.
(xvi)
The Company, through one of its subsidiaries, has filed a writ petition before the Karnataka High Court, along with other industry players, challenging the KERC (Terms and Conditions for Open Access) Regulations, 2025 and tariff order dated March 27, 2025, among others, passed by KERC. The challenge, inter alia, pertains to restriction of banking facility for renewable energy projects to 5 years from the earlier 10 years and its retrospective application, as well as levy of transmission charges based on contracted capacity by open access consumers instead of actual utilization. The Karnataka High Court has stayed the implementation of the proposed change. Additionally, transmission charges will continue to be applied as per the previous methodology, before the challenged regulations were introduced.
(xvii)
A PIL has been filed before Bombay High Court against few respondents including a subsidiary of the Company in connection with the Patoda State Transmission Utility Pooling Substation land alleging the illegal sale and purchase of government land. The notice has been issued to all the respondents including a subsidiary of the Company. The subsidiary believes that it is a bonafide purchaser of the said land. The matter is currently pending before Bombay High Court.

(xviii)
The Company, through three of its subsidiaries, has filed three separate petitions with the CERC seeking extensions of the scheduled commercial operation dates for their respective transmission projects. These petitions are based on claims of delays caused by changes in law and force majeure events. In two of the petitions, the subsidiaries have cited change in law events, including increases in forest net present value, higher compensatory afforestation charges, and revised MoP guidelines related to right-of-way compensation. Additionally, the projects experienced force majeure events, such as delays in obtaining forest clearances, delays by district authorities in issuing right-of -way compensation orders, significant right-of -way challenges along the transmission line routes, and extreme weather events including unusually heavy rainfall and a cyclone in the state of Karnataka. These factors have also contributed to increased project costs. In accordance with the terms of the ‘change in law’ clause in their respective Transmission Service Agreements, the two subsidiaries have sought compensation through these petitions. Orders in both the matters are reserved before CERC. The third subsidiary has also filed a petition with CERC, seeking an extension of its scheduled commercial operation date due to force majeure events, including delays in obtaining statutory approvals and right- of-way issues. This petition is pending before CERC. As of March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements related to potential compensation that may be awarded in connection with these petitions.
(xix)
The Company, through its subsidiary, Renew Green Solutions Private Limited (RGESPL), had incorporated a joint venture (“PJL JV”) with Prism Johnson Limited (“PJL”) holding 45% equity in the PJV. The PJL JV and PJL had entered into a Power Consumption Agreement dated May 31, 2023 (“PCA”) for setting up a captive power project in Madhya Pradesh, along with a Share Subscription and Share Holders Agreement dated May 31, 2023, between PJL JV, PJL and RGESPL. The PCA was terminated on April 21, 2025, by the PJL JV on account of prolonged Force Majeure events. The termination of the PCA has been confirmed by both parties however, reasons for termination are in dispute. Subsequently, arbitration proceedings have commenced between PJL and PJL JV and the same remain pending. PJL has currently raised a claim of approximately Rs. 380 million and separately invoked a bank guarantee of approximately Rs. 72 million extended on behalf of the PJL JV, which has been paid to PJL. The PJL JV has also filed its counter claims in the arbitration proceedings.
(xx)
The Company, through its subsidiary, has filed an appeal before the APTEL against a demand of Rs. 1200 million raised by CTUIL towards the cost of Inter-connecting transformers and their associated bays at the Paradeep ISTS substation for necessary augmentation for providing connection to the ISTS. The demand has been raised pursuant to orders passed by CERC fixing the per MW augmentation inter-connecting transformer costs at Rs. 1.6 million per MW in a petition filed by the transmission licensee wherein the subsidiary company was a party. The CERC orders have been challenged before APTEL where APTEL has provided interim protection against the demand raised. The matter is pending for adjudication. Other developers have moved similar appeals and the same are also pending adjudication, wherein the Company’s subsidiary is also a party.
(xxi)
The Company, through two of its subsidiaries, have filed petitions seeking extension of PPAs from MERC under the terms of the PPA at the originally determined tariff, since the original tenure of the PPA i.e. 13 years has already expired. The petitions are pending adjudication before MERC.
(xxii)
A Review Petition filed before the MERC by MSEDCL has been disposed of by way of order dated March 27, 2026 (“MERC Review Order”). By way of the Review Order, MERC has revised the time-of-day related provisions under Regulation 20.3 of the distribution Open Access Regulations (“DOA Regulations”) and introduced stringent banking norms for the developers. A demand had been consequently raised by MSEDCL pursuant to the Review Order. The aforesaid review order passed by MERC has been challenged by the Company’s subsidiaries (through industry association) on April 6, 2026, on various grounds including violation of Regulation 20.3 of the DOA Regulations. A stay has been granted by APTEL on the bills raised by MSEDCL as well as on the disconnection notices issued to generators. The final arguments have been concluded in the matter before APTEL and the orders are reserved.
(xxiii)
Several writ petitions have been filed before Delhi High Court and Karnataka High Court, by the Company’s subsidiaries (through industry association) challenging the vires of Regulations 6(2) and 8(4) of the CERC (Deviation Settlement Mechanism and related matters) Regulations, 2024 (“DSM Regulations”) which sought to alter the formula for computation of deviation and imposed stringent deviation bands and enhanced penalties with effect from April 1, 2026, on projects which have been bid for prior to September 19, 2024 and on new projects. By way of an order dated April 27, 2026, the Karnataka High Court has granted stay on implementation of Regulations 6(2) and 8(4) of the DSM Regulations and has directed that the previous regime of 15% deviation to continue and the deviation charges to be paid accordingly. The writ petitions filed before Delhi High Court are also pending for adjudication. Similar writ petitions were filed and remain pending before Delhi High Court challenging the erstwhile CERC Regulations pertaining to DSM published in 2022 which now stands replaced by DSM Regulations introduced in 2024.

(xxiv)
Certain subsidiaries of the Company have filed a petition before the CERC claiming yearly transmission charges and generation losses due to unavailability/delayed availability of transmission infrastructure, despite the project being commissioned. Such delay/unavailability has caused commissioned projects to operate on Temporary GNA basis, which is subject to curtailment of power. The matter is currently pending adjudication. The financial impact as on May 31, 2026, stands at Rs. 1760 million.
(xxv)
The Company’s subsidiaries have filed several petitions for various projects seeking extension of validity of connectivity, protection against revocation of connectivity and/or against the creation of third-party rights over such connectivity due to delays in commissioning of the project on account of force majeure. In two such petitions, the CERC vide order dated March 02, 2026 (“Connectivity Common Order”), delivered a common judgment and held that connectivity should not be revoked where substantial progress has been made on the project. The Connectivity Common Order has permitted extension of connectivity by up to 15 months from the Scheduled Commercial Operation Date ("SCOD"), subject to payment of compensation calculated in accordance with the mechanism laid down in the Connectivity Common Order. Further, pursuant to the Connectivity Common Order, bills amounting to approximately Rs. 220 million were received from CTUIL towards compensation. Appeals have subsequently been filed before APTEL challenging the Common Order to the extent it levies compensation. An interim stay against the bills has been granted by APTEL in favor of the Company vide its order dated April 14, 2026. The matters are currently pending adjudication. The Connectivity Common Order may have an impact on the pending petitions.
(xxvi)
Four separate petitions have been filed by subsidiaries of the Company before APERC seeking directions for refund of Income Tax/ Minimum Alternate Tax and cess paid during the period of supply. Under the relevant provisions of their respective PPAs read together with Regulation 19 of the APERC (Terms and Conditions for Tariff determination for Wind Power Projects) Regulations, 2015, the subsidiaries are entitled to refund of the Income tax / Minimum Alternate Tax and cess deposited for different financial years. The matter is currently pending adjudication before APERC. The financial impact of the cases pending in APERC stand at around Rs. 550 million.
(xxvii)
A petition has been filed before CERC by certain subsidiaries of the Company seeking declaration that they are entitled to 100% waiver of ISTS charges in terms of Regulation 13(2)(h) of CERC (Sharing of Inter-State Transmission Charges and Losses) Regulations, 2020 (as amended) (“Sharing Regulations”) since the regional load dispatch center has alleged that as per the regulations only those projects will get waiver where extension has been given to projects for a period of 1 year from the original SCOD instead of 1 year from June 30, 2025.
(xxviii)
In a matter, Northern Regional Load Despatch Centre has initiated legal proceedings before CERC against several industry players, including Company’s subsidiaries, seeking ISTS-connected Renewable Energy (RE) plants to comply with Low Voltage Ride Through (LVRT) and High Voltage Ride Through (HVRT) standards as per the Central Electricity Authority (CEA) Regulations, 2007, and its subsequent amendments. Such non-compliance may result in consequences such as disconnection from grid and other liabilities.
(xxix)
A subsidiary of the Company has filed writ petitions before the Gujarat High Court challenging the customs authorities’ reclassification of certain imports of Heat-Strengthened Glass from Malaysia as Textured Tempered Glass for the purpose of imposing countervailing duty under Notification number 03/2021-Customs. The challenge relates to a series of reassessment orders issued under Section 17(5) of the Customs Act, 1962 in respect of multiple Bills of Entry. The subsidiary has asserted that the reclassification is inconsistent with prior accepted classifications of the same product and with test reports and other factual materials supporting the classification of the imported goods as Heat-Strengthened Glass. The subsidiary has also filed a Special Leave Petition before the Supreme Court in relation to a similar subject matter, including a challenge to the refusal of the Gujarat High Court in an earlier matter to exercise writ jurisdiction in respect of the same classification dispute. The subsidiary’s position is that the reassessments and resulting duty demands are without jurisdiction and contrary to applicable law. As a result of these reassessments, the subsidiary has incurred an additional financial burden of approximately Rs. 440 million. The proceedings before the Gujarat High Court and the Supreme Court are currently pending adjudication. Pending adjudication of these proceedings, the subsidiary has been making payments under protest in respect of the disputed demands.
(xxx)
Subsidiaries of the Company have filed multiple writ petitions before the Gujarat High Court challenging the final findings of the Directorate General of Trade Remedies recommending the levy of anti-dumping duty on imports of Textured Tempered Glass originating in or exported from the People’s Republic of China and Vietnam, as well as the corresponding customs notification imposing such duty. The petitions also challenge related reassessment orders issued under Section 17(5) of the Customs Act, 1962, pursuant to which the customs authorities classified the subsidiaries’ imported Heat-Strengthened Glass as Textured Tempered Glass and imposed anti-dumping duty on multiple consignments. The subsidiaries have contended that the imported product has been incorrectly classified despite prior testing and earlier assessments supporting the classification of the product as Heat-Strengthened Glass, and that the relevant findings, notification and reassessments are inconsistent with the applicable statutory framework. These matters arise from a series of reassessments across multiple Bills of Entry and relate to a common set of factual and legal issues concerning product classification and the levy of anti-dumping duty. As a result of these actions, the subsidiaries have incurred an additional financial burden of approximately Rs. 1,896 million. The writ petitions remain pending adjudication before the Gujarat High Court. Part provision for an amount of Rs. 542 million has been taken in respect of this matter.

(xxxi)
The subsidiary of the Company has filed a writ petition before the Karnataka High Court challenging the minutes of the meeting dated June 13, 2025 of the Rangayyanadurga Four Horned Antelope Eco Sensitive Zone Monitoring Committee, as well as the notice dated August 20, 2025 issued by the Office of the Deputy Commissioner, Davangere, directing dismantling of 3 wind turbine generators. The High Court has granted interim relief by staying the operation of the impugned notice and has issued notice to the respondents. The matter is currently pending adjudication before the Karnataka High Court.
(xxxii)
The subsidiaries of the Company have filed a writ petition before the Karnataka High Court, Bengaluru Bench on April 21, 2026, challenging Rule 9(6) read with Table 4 of the Karnataka Gram Swaraj and Panchayat Raj (Taxes, Rates and Fees of Gram Panchayats) Rules, 2025, published on October 17, 2025, which resulted in a significant increase in Gram Panchayat taxes. Consequential demand notices have also been received from the Gram Panchayats in accordance with the revised rules. The Karnataka High Court has issued notice in the matter and has directed that no coercive action be taken pending adjudication.
(xxxiii)
The subsidiary of the company has filed a writ petition before Gujarat High Court challenging the notices dated March 28, 2025 and May 17, 2025 issued by the Gram Panchayat, which allege that the solar power plant was constructed without obtaining the requisite permissions, including approval under Section 104. The notice dated May 17, 2025 further directs removal of the alleged unauthorized construction within 10 days. The subsidiary has clarified that a No Objection Certificate had already been obtained from the Panchayat. The Gujarat High Court has issued notice in the matter and has directed that no coercive steps be taken against the petitioner.

Matters pertaining to recovery of additional expenditure on account of change in law.

In addition to the matters listed below, the Company and its subsidiaries are also party to other matters on similar subject-matter which the Company does not consider individually to have a significant material impact on it. However, collectively these matters may have a material impact on the Company.

(xxxiv)
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

Four appeals were filed by BESCOM against the order dated June 15, 2021 before APTEL (“BESCOM Appeals”). Four BESCOM Appeals are still pending before APTEL In February 2022, HESCOM also filed an appeal before APTEL against one of the orders dated June 15, 2021, challenging the quantum of incremental tariff awarded by KERC and seeking a reduction in quantum of such incremental tariff (“HESCOM Appeal”). On February 7, 2025, APTEL dismissed the HESCOM Appeal and upheld the order passed by KERC. An appeal has been filed by HESCOM before Supreme Court on April 7, 2025, challenging the favorable order obtained by Adyah from APTEL dated February 7, 2025.

By its Order dated May 30, 2025, APTEL partially allowed the Adyah Appeals and directed the concerned ESCOMs to reimburse Adyah for the safeguard duty and IGST incurred on all additional modules installed prior to COD. APTEL has also directed that carrying costs should be calculated and paid based on the actual expenses incurred from the date of incurrence until the date of reimbursement, subject to the Supreme Court's directions in Civil Appeal No. 8880 of 2022. The request to modify the basis for incremental tariff computation to apply the restriction to the minimum CUF of 15.76% instead of the declared CUF of 27.76%, reflecting actual performance has been denied.

Further, a Civil Appeal has been filed by GESCOM before the Supreme Court on August 2, 2025, challenging the APTEL order dated May 30, 2025. Vide order dated September 19, 2025, the Supreme Court tagged the aforesaid matter with Civil Appeal No. 8880 of 2022 and stayed the APTEL order with respect to GESCOM. The Company, through its subsidiary, has filed an application on October 6, 2025, seeking vacation of the said stay. A Civil Appeal has been filed by HESCOM before the Supreme Court challenging the APTEL order dated May 30, 2025. This matter has also been tagged with Civil Appeal No. 8880 of 2022 however there is no stay in the matter. As of March 31, 2026, Rs. 883.3million remains collectible.

(xxxv)
A subsidiary of the Company, had filed a petition before GERC, seeking declaration that increase in expenditure, due to imposition of safeguard duty on import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020, issued by the Ministry of Finance, Government of India, is “change in law” and sought compensation in terms of the PPA. GERC vide its final order dated August 6, 2025 allowed the petition except to the extent that it restricted the carrying cost payable till the commercial operation of the project and calculated the component of incremental tariff at the lower rounded off number. Appeal before APTEL has been filed by the subsidiary challenging the legality and veracity of the final order on these limited aspects. Matter is currently pending before APTEL. Through March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xxxvi)
A subsidiary of the Company has filed a petition before RERC seeking a declaration that the increase in expenditures due to the imposition of safeguard duty on the import of solar modules via Notification No. 02/2020 (Customs) SG dated July 29, 2020 constitutes a “change in law” and sought compensation pursuant to the terms of the PPA. By its final order dated December 30, 2021, RERC disposed of the petition and disallowed the claim, holding that the imposition of duty is not a “change in law” under the PPA. On February 8, 2022, the subsidiary filed an appeal before the APTEL against the order of the RERC. APTEL has set aside the RERC’s final order and declared that Notification No. 02/2020 (Customs) SG dated July 29, 2020, amounts to a change in law event. Therefore, the subsidiary is entitled to compensation for the additional expenditure incurred due to the imposition of safeguard duty, along with carrying costs. SECI has challenged the APTEL order before the Supreme Court. Concurrently, the matter has been remanded to RERC by APTEL for revising its order based on the favorable outcome.
(xxxvii)
Few subsidiaries of the Company have filed separate limited appeals before APTEL challenging the order passed by CERC to the extent that it granted carrying cost based on the lowest of the three formulae rather than on actual cost incurred, and allowed the annuity rate at 9% p.a. instead of 14% p.a. The original claims were filed before CERC, wherein the subsidiaries had sought confirmation that the safeguard duty on import of solar modules constitutes a change in law event which was allowed. The matters are currently pending before APTEL. Through March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xxxviii)
Two subsidiaries of the Company have filed separate petitions before CERC seeking appropriate adjustment/ compensation to offset financial/ commercial impact of Change in Law event on account of Supreme Court order dated April 19, 2021 with respect to undergrounding of power lines in the priority and potential habitats of GIB and compensation to offset financial/ commercial impact of change in law events on account of increase in the rate of goods and services tax from 5% to 12 % in terms of the PPA. The matter is currently pending before CERC. Through March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements for recovery of any additional expenditure incurred.
(xxxix)
Subsidiaries of the Company have filed three separate petitions out of which two petitions have been filed before RERC and one has been filed before CERC seeking declaration that increase in the rate of Goods and Services Tax (GST) vide Notification No.08/2021- Integrated Tax (Rate) dated September 30, 2021 and Notification No 08/2021- Central Tax (Rate) by Ministry of Finance (Department of Revenue) (“Notifications”) as Change in Law Event and accordingly seeking consequential relief qua allowance of the additional expenditure incurred towards such Change in Law event under the PPA. Vide the said Notifications, the GST rate has increased from 5% to 12% on goods forming part of solar power generators and from 5% to 18% on goods which form part of solar power generating system but would not be considered as part of solar power generator. The matters are currently pending before RERC and before CERC.

(xl)
A subsidiary of the Company has filed a petition before CERC seeking a declaration that the following events constitute as change in law events and for seeking consequential reliefs qua allowance of the additional expenditure incurred towards such change in law event(s) under PPA. These include - a) Notification No. 09/2024- Central Tax (Rate) dated October 8, 2024 (Amendment to the notification no. 13/2017 dated June 28, 2017) which included renting of non-residential property by an unregistered person to a registered person, in categories liable to payment of reverse charge for GST (“Land Lease Notification”). Earlier there was no category prescribing the payment of GST by a registered person on availing services such as renting of land from an unregistered person. However, the aforesaid notification, post the relevant cut-off date under the PPA, prescribes GST to be paid by the recipient on reverse charge basis in relation to renting of any property other than residential dwelling from an unregistered person. As a result, Company is incurring additional financial impact on account of levy of such GST; b) issuance of the working group report in July, 2022 (effective from November 1, 2022) (“WGR Notification”) by the Central Electricity Authority. Vide the WGR Notification, the subsidiary of the Company had to install additional equipment to comply with the necessary technical requirements and thereby incur expenditure; and c) CERC through the Connectivity and General Network Access to the inter-State Transmission System Regulations, 2022 (as amended from time to time), introduced a revised transmission access framework. These Regulations replaced the earlier long-term, medium-term, and short-term access regime that was in force as of the bid submission date. Notably, the Regulations introduced one-time GNA charges as a statutory liability on generating stations, which did not exist under the earlier LTA regime, resulting in additional financial burden. The matter is currently pending before CERC.
(xli)
A subsidiary of the Company has filed a petition before RERC seeking a declaration that certain events constitute as change in law events and for seeking consequent reliefs qua allowance of the additional expenditure incurred towards such change in law event(s). These include - a) Notification of the Finance Act, 2023 inter-alia amending the Chapter 9801 of the Customs Tariff Act, 1972 to exclude ‘Solar Power Projects’ from the definition of ‘Power Projects’ and the amendment of the Project Import Regulations, 1986, resulting in additional recurring and non-recurring expenditure for the project. Vide the said amendments, solar power projects were exempted from claiming benefit of project import resulting in immediate increase in project cost (“PIR Notification”); b) introduction of Land lease Notification and c) issuance of the WGR Notification. The matter is currently pending before RERC.
(xlii)
A subsidiary of the Company has filed a petition before RERC seeking a declaration that certain events constitute as change in law events and for seeking consequent reliefs qua allowance of the additional expenditure incurred towards such change in law event(s). These include – a) PIR Notification; b) Land Lease Notification c) WGR Notification; and d) Vide Notification No. 16/2024–Customs (ADD) dated September 27, 2024, the Central Government imposed anti-dumping duty on anodized aluminum frames for solar panels imported from China PR for a period of five years, effective from the same date. No such duty was applicable on anodized aluminum frames as of the relevant cut-off date under the PPA. This represents the first instance of such a levy by the Ministry of Finance, resulting in an unanticipated increase in costs. Consequently, subsidiary of the Company has incurred additional financial burden due to this duty. The matter is currently pending before the RERC.

As of March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements for the recovery of any additional expenditure incurred for all change in law cases.

(xliii)
A petition has been filed before the CERC seeking, inter alia, setting aside the letter dated May 22, 2026 to the extent SECI rejected our change in law claim of approximately Rs.740 million towards safeguard duty on solar cells/modules vide Notification No. 02/2020 - Custom (SG) dated July 29, 2020, inter alia on account of discrepancies in certain e-way bills.

As of March 31, 2026, the Company has not recognized any amounts in its consolidated financial statements for the recovery of any additional expenditure incurred for all change in law cases.

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

Share Capital

As of March 31, 2026, 246,038,922 Class A Ordinary Shares par value $0.0001 per share, one Class B Ordinary Share par value $0.0001, 118,363,766 Class C Ordinary Shares par value $0.0001 per share, one Class D Ordinary Share par value $0.0001 and 50,000 Redeemable Preference Shares par value GBP1.00 per share, were issued and outstanding. The Company as of March 31, 2026, held 38,698,288 Class A Ordinary Shares par value $0.0001 per share as treasury shares.

One Class B Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would be issued to the Founder Investors and their affiliates if the Founder Investors and their affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalisation effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). During the year ended March 31, 2026, the Founder Investor has not exercised its De-Minimis Put Option right, as defined in Item 7.B hereof. As of March 31, 2026, the Class B Ordinary Shares remains same representing 11,437,725 votes.

One Class D Ordinary Share represents the number of votes from time to time equal to the number of Class A Ordinary Shares that would have been issued to CPP Investments and its affiliates if CPP Investments and its affiliates had exchanged the ReNew India Ordinary Shares that they hold at such time for Class A Ordinary Shares at the exchange ratio of 1 to 0.8289 specified in the Business Combination Agreement (as defined herein) (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalisation effected with respect to Company’s ordinary shares or ReNew India Ordinary Shares after the Closing). As at March 31, 2026, the Class D Ordinary Share accordingly represented 12,345,678 votes.

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

As of March 31, 2026, we held 38,698,288 Class A Ordinary Shares in our treasury account, which were purchased in exchange for an aggregate consideration of US$ 238,538,364 (including fee and charges paid to the bankers).

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

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date (as explained in clause 5.2 of the Amended and Restated Warrant Agreement) at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to ReNew Global, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Ordinary Shares or any voting rights until they exercise their Warrants and receive Class A Ordinary Shares.

The Amended and Restated Warrant Agreement provides that, subject to applicable law, any action, proceeding or claim against ReNew Global arising out of or relating in any way to the Amended and Restated Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and ReNew Global irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See section titled “Risk Factors — The ReNew Global Articles provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act” under Item 3.D.

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

RVUPL has entered into a term loan facility of Rs. 5,995,532,974 from State Bank of India through the Finance Agreement dated October 08,2025 for refinancing of o/s debt of Power Finance Corporation. Facility carries monthly interest payment and has a tenor of 11.25 years. Facility is secured by following security:

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
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations.

6.	Ostro AP Wind Private Limited (OAPPL)	Ralla

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
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations,
•
Corporate guarantee of OEPL.
•
No put option is present whereas Cross guarantee structure between Ostro AP and Ostro Andhra is made.

7.	Ostro Andhra Private Limited (OAPL)	Ralla

OAPL has entered into a term loan facility of Rs. 346,000,000 from TATA through the Finance Agreement dated June 30, 2016, which is prepaid on October 28, 2021, a term loan facility of Rs. 1,981,100,000 from IREDA through the Finance Agreement dated June 30, 2016, a term loan facility of 1,545,300,000 from IIFCL through the Finance Agreement dated June 30, 2016 and an ECB facility of Rs. 1,936,600,000 from IFC through the Finance Agreement dated May 6, 2016, IREDA, IIFCL carries monthly interest payments and IFC carries half-yearly interest payment cycle.

The facilities are secured by following security:

•
Mortgage of immovable properties,
•
Hypothecation of all plant & machinery and other immovable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 74% shares of the SPV,
•
DSRA equivalent to two quarter debt servicing obligations.

8.	ReNew Wind Energy Sipla Private Limited (RWESPL)	110 MW Karnataka

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
•
Charge over all bank accounts, project cash flows, revenues, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the SPV,
•
DSRA equivalent to one quarter debt servicing obligations CG of RPL

9.	ReNew Wind Energy (Rajasthan One) Private Limited Narmada Wind Energy Private Limited Molagavalli Renewable Private Limited	Rs. Bond

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
•
DSRA equivalent to two quarter debt servicing obligations,
•
Promoter Guarantee for 40% of the loan outstanding,
•
Co-Borrower Guarantee,
•
Other Borrowers Guarantee.

10.	ReNew Solar Energy (Jharkhand Three) Private Limited (RSE(J3) PL)	SECI IV

RSE(J3) PL has entered into a term loan facility of Rs.420,33,00,000 from Axis Bank through Rupee Term Loan (RTL) Agreement dated March 24, 2026 and has issued Non-Convertible Debentures (NCD) of Rs.495,00,00,000 through Debenture Trust Deed dated March 24, 2026

The RTL facility has a monthly interest payment cycle and NCD has a quarterly interest payment cycle. Both RTL and NCD facilities are secured on a pari-passu basis by:

·
Mortgage of immovable properties,
·
Hypothecation of all plant & machinery and other immovable properties,
·
Charge over all bank accounts, project cash flows, debtors and other assets,
·
Assignment of all project contracts, project approvals and rights,
·
Pledge of 75.99% shares of the SPV and 100% of the CCDs of the SPV,
·
DSRA equivalent to one quarter debt servicing obligations.

11.	ReNew Solar Power Private Limited	250 MW- MSEDCL Solar Project

RSPPL has entered into a Term Loan Facility of Rs. 9,015,800,000 from BOB. The facility is having monthly interest payments. The facility is secured by:

•
Mortgage on Immovable Properties pertaining to the project,
•
Hypothecation of all plant & machinery and other movable properties pertaining to the project,
•
Charge over all bank accounts, project cash flows, debtors and other assets pertaining to the project,
•
DSRA of Two quarter,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% shares of the Promoter Contribution in the project.

12.	Ostro Kutch Wind Private Limited (OKWPL)	250 MW- SECI I

OKWPL has entered into a Term Loan facility of Rs. 5,820,000,000 from SBI, Rs. 9,347,00,000 from SBI and Rs 4,902,500,000 from SBI for refinancing of ECB Facility from ADB through Facility Agreement dated 26 Mar 2026 (ADB Facility was prepaid on 30 Mar 2026 and SBI disbursement taken on 02 Apr 2026). The SBI facility has monthly interest. the facility is secured by:

•
Mortgage on Immovable Properties,
•
Hypothecation of all plant & machinery and other movable properties,
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 100% share capital of the Borrower to be reduced to 51% share capital once the revenue land is mortgaged in favor of the Lender.

13.	Ostro Dakshin Power Private Limited (ODPPL)	100 MW Wind Power Project-Taralkatti

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

14.
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
•
Charge over all bank accounts, project cash flows, debtors and other assets,
•
Assignment of all project contracts, project approvals and rights of all the projects
•
Pledge of 51% share capital of the Borrowers,
•
Cross guarantee of each Borrower security/ cash flows with the other Borrowers.

15.	ReNew Jal Urja Private Limited	99 MW Hydro Power Plant

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
•
Pledge of 51% share capital of the Borrowers.

16.	ReNew Surya Roshni Pvt Ltd	RTC

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
•
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 100% shareholding in the Borrower in relation to the Project.

17.	ReNew Power Private Limited	REC (Kod & Limbawas)

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
•
Hypothecation of all plant & machinery and other movable properties, related to Project,
•
Charge over all bank accounts, project cash flows, debtors and other assets, related to project,
•
Assignment of all project related contracts, approvals and rights.

18.	ReNew Green (MHS One) Private Limited	Sholapur Phase I

The entity has entered into the Rupee Term Loan facility from PFC amounting to Rs. 1586,40,00,000. The facility is having monthly interest and debt payments. The facility is secured by:

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
•
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
•
Pledge of 51% shareholding in the Borrower in relation to the Project.

19.	ReNew Photovoltaics Private Limited	3 projects: -Jaipur 4 GW Module -Dholera 2.4GW Module -Dholera 2.5GW Cell

The entity has entered into the Rupee Term Loan facility from PFC amounting to Rs. 2546,40,00,000 (combined for 3 projects). The facility is having monthly interest and debt payments. The facility is secured by:

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

20.

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

21.	ReNew Wind Energy Varekarwadi Private Limited	3 projects – Welturi, Bableshwar, GUVNL

The entity has entered into the Rupee Term Loan facility from India IDF Limited amounting to Rs. 5,650,000,000. The facility is having monthly interest and quarterly debt payments. The facility is secured by:

Mortgage on Immovable Properties and movables properties of all the projects,

Hypothecation of all plant & machinery and other movable properties, Charge over all bank accounts, project cash flows, debtors and other assets, Assignment of all project contracts, project approvals and rights of all the projects Pledge of 51% share capital of the Borrowers

22.	ReNew Surya Ojas Private Limited	Peak Power, Karnataka

ReNew Surya Ojas has entered into Rupee Term Loan facility from State Bank of India, National Bank for Financing Infrastructure & Development (NaBFID), Standard Chartered & Canara Bank amounting to Rs. 27,101,400,000. The facility is having monthly interest payments. The facility is secured by:

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

23.	ReNew Surya Vihaan Private Limited	SECI VIII – 200MW

ReNew Surya Vihaan Pvt Ltd has entered into Rupee Term Loan facility from Yes Bank Limited amounting to Rs. 633,00,00,000. The facility is having monthly interest payments. The facility is secured by following:

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
viii.
Debt Shortfall Undertaking from Sponsor till Project Stabilization Date.

24.	ReNew Hans Urja Private Limited	SECI Raj 600 MW

Renew Hans Urja Pvt Ltd has entered into ECB facility through Facility Agreement dated 26 Feb, 2024 of amount JPY equivalent of up to Rs. 19,405,598,000.00 from Sumitomo Mitsui Banking Corporation, Société Générale, MUFG Bank, Ltd., BNP Paribas and Crédit Agricole Corporate and Investment Bank (CA-CIB). Further, CA-CIB sold down its share amounting to JPY 1,773,807,809 to Siemens Bank with effect from November 29, 2024. The facility is having quarterly interest payments. The facility is secured by:

i.
mortgage/assignment on all immovable properties
ii.
hypothecation on all movable properties, including plant and machinery
iii.
hypothecation on Shareholder Loans of the Borrower;
iv.
hypothecation on all cash flows, receivables, book debts and revenues
v.
hypothecation on entire intangible assets of the Borrower,
vi.
hypothecation/mortgage/assignment- of all the rights, title, interest, benefits, claims and demands of the Borrower in (a) the Project Documents, duly acknowledged and consented to by the relevant counter-parties; and (b) subject to Applicable Law, all Project Authorization;
vii.
Charge on TRA, DSRA, any other reserves and other bank accounts,
viii.
Charge over insurances and insurance proceeds; lenders/security trustee named loss payee
ix.
pledge of 100% of shareholding of the Borrower

25.	Renew Solar Photovoltaic Private Limited	SECI Raj ACME 375 MW

The entity has entered into Rupee Term Loan facility through Facility Agreement dated October 25, 2024 of Rs. 12,00,10,00,000.00 from Sumitomo Mitsui Banking Corporation and MUFG Bank, Ltd. The facility is having monthly interest payments. The facility is secured by:

i.
mortgage/assignment on all immovable properties
ii.
hypothecation on all movable properties, including plant & machinery
iii.
hypothecation on entire cash flows, receivables, book debts, revenues and Shareholder Loans of the Borrower
iv.
hypothecation on entire intangible assets, including but not limited to, goodwill and uncalled capital
v.
hypothecation/mortgage/assignment- of all the rights, title, interest, benefits, claims and demands of the Borrower in (a) Project Documents, duly acknowledged and consented to by relevant counter-parties; and (b) subject to Applicable Law, all Project Authorization;
vi.
Charge on TRA, DSRA, any other reserves and other bank accounts,
vii.
Charge over insurances and insurance proceeds, with lenders/security trustee named as loss payee
viii.
pledge of 100% of shareholding of the Borrower

26.	ReNew Surya Jyoti Private Limited	Merchant-2

Renew Surya Jyoti Private Limited has entered into Rupee Term Loan facility through Facility Agreement dated 27 March, 2025 of Rs. 610,28,00,000.00 from REC Ltd. The facility is having monthly interest payments. The facility is secured by:

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
vi.
Core Promoter Shortfall Support Undertaking in case of debt shortfall or cost overrun till 2 years from COD. Core Promoter will infuse requisite funds without any recourse subject to: achievement of Project stabilization, achievement of DSCR and creation of DSRA

vii.
A revolving Debt Servicing Shortfall undertaking from Core Promoter for period beyond 2 years after COD for Rs. 50 Crores per debt service shortfall event at a time; this undertaking shall be valid for any number of events for entire loan tenor
viii.
Hypothecation of Promoter Unsecured loan to be entered into by Promoter for the benefit of the Secured Parties by way of by way of continuing security until Final Settlement date.
ix.
An agreement, to assign Promoter USL, to be entered into by Promoter in favor of the Lender (or Security Trustee) to agree to assign the rights in relation to Promoter Unsecured Loans, upon occurrence of an Event of Default.
x.
Creation and maintenance of DSRA

27.	ReNew Solar Energy (Jharkhand Five) Private Limited	SECI 110 MW

Renew Solar Energy (Jharkhand Five) Private Limited has entered into a Debenture Trust Deed dated August 26, 2024 for issuance of Non-Convertible Debentures (NCDs) of Rs. 750,00,00,000.00. The NCDs are secured by:

a.
a first ranking pari passu charge by way of pledge over the Pledged Securities;
b.
a first ranking pari passu security interest on all movable assets of the Restricted Group, both present and future, including but not limited to:
i.
overall movable plant and machinery, machinery spares, tools and accessories, furniture, fixtures, vehicles, current assets, investments and receivables (including the Debt Service Reserve Account, the Inverter Reserve Amounts and the Interim Inter Company Loans and the Issuer-Associate Loan);
ii.
and all other movable properties of whatsoever nature;
iii.
of all the rights, title, interests, benefits, claims and demands of the Issuer and Associates in, to and under the Project Documents, all as amended, varied or supplemented from time to time, to the extent permitted under the Project Documents;
iv.
subject to Law, of the rights, title, interests, benefits, claims and demands whatsoever of the Issuer and each Associate in, to and under all the Authorizations in relation to the Projects;
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

28.	ReNew Surya Pratap Private Limited	Amazon 200 MW
a.
Renew Surya Pratap Private Limited has entered into: ECB Facility Agreement dated November 24, 2023 for availing debt of up to US$ 48,000,000.00 from Cooperative Rabobank U.A., Hong Kong branch
b.
Rs. Facility Agreement dated November 23, 2024 for availing debt of up to Rs. 384,60,00,000.00 from The Hongkong and Shanghai Banking Corporation Limited

The above facilities are secured by way of:

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
v.
charge by way of hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands whatsoever of the Borrower in (A) the Project Documents, duly acknowledged and consented to by the relevant counterparties; and (B) subject to Applicable Law, all Project Authorization;
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

The above security will be shared on a pari passu basis amongst the lenders providing the ECB facility, the domestic lenders providing the Rs. denominated term loan facility for the Project and the hedge counterparties save and except (i) the security created or expressed to be created over the Debt Service Reserve Account – ECB and the Prepayment Holding Account and the Balance in and amounts deposited in or required to be deposited in such accounts in accordance with the financing documents, will rank pari passu by way of a first exclusive charge in favor of the lenders providing the ECB facility and the hedge counterparty; and (ii) the security created or expressed to be created over the Debt Service Reserve Account – Rs. and the Balance in and amounts deposited in or required to be deposited in such accounts in accordance with the financing documents, will rank pari passu by way of a first exclusive charge in favor of the domestic lenders providing the Rs. denominated term loan facility for the Project

29.	ReNew Green (MHP One) Private Limited	Merchant + IREC (Patoda CTU)

The entity has entered into the Rupee Term Loan facility from PFC amounting to Rs. 975,00,00,000 dated Nov 28,2023.

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
•
CG of RPL
•
DSRA of one quarter

30.	ReNew Green (MHS Three) Private Limited	Sholapur Ph III: Microsoft

The entity has entered into Rupee Term Loan facility from PFC amounting to Rs. 2316 Cr through Facility Agreement dated 25th September 2025.

The facility has monthly interest and debt payments. The facility is secured by:

•
Mortgage over all the immovable properties
•
Hypothecation over all movable properties and assets, intangible, goodwill, uncalled capital, both present and future operating cash flows, book debts, receivables, commissions, revenues.
•
Charge on TRA, DSRA and any other reserves and bank accounts.
•
Hypothecation/mortgage/assignment, insurance proceeds as the case may be, of all the rights, title, interest, benefits, claims and demands, guarantees from EPC contractor/Module supplier.
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 51% shareholding in the Borrower in relation to the Project.
•
DSRA equivalent to one quarter debt servicing obligations.

31.	IB Vogt Solar Seven Private Limited	SECI IX-300MW

The entity has entered into Rupee Term Loan facility from HSBC and Mizuho Bank, amounting to Rs. 1010.29 Cr through Facility Agreement dated March 6, 2026.

The facility has monthly interest and debt payments. The facility is secured by:

•
Mortgage over all immovable properties.
•
Hypothecation over all movable properties and assets, current assets, intangible, goodwill, uncalled capital, both present and future operating cashflows, book debts, commissions, revenues.
•
Hypothecation/mortgage/assignment, insurance proceeds as the case may be, of all the rights, title, interest, benefits, claims and demands, guarantees from EPC contractor/Module supplier,
•
Charge on TRA, DSRA and any other reserves and bank accounts.
•
Assignment of all project contracts, project approvals and rights,
•
Pledge of 60% shareholding in the borrower in relation to the Project and NDU of 40% shareholding.
•
DSRA equivalent to one quarter debt servicing obligations.

32.	ReNew Solar (Shakti Five) Private Limited	Dev-3

The entity has entered into Rupee Term Loan facility from TATA Capital Limited, amounting to Rs. 12,750,000,000 through Facility Agreement dated March 23, 2026 (Disbursement of Rs 5,000,000,000 taken in Mar’26 and Rs 3,100,000,000 taken in Apr’ 26).

The facility has monthly interest payments. The facility is secured by:

•
Mortgage over all immovable properties.
•
Hypothecation over all movable properties and assets, current assets, intangible assets, operating cashflows, book debts, commissions, revenues.

•
Hypothecation on all the rights, title, interest, benefits, claims and demands, guarantees under all approvals of the project, project documents, insurance contract and proceeds
•
Charge on TRA, DSRA and any other reserves and bank accounts.
•
Pledge of 51% of the equity shares, CCD and such other convertible/ quasi equity instruments issued by the borrower
•
DSRA equivalent to one quarter debt servicing obligations.

33.	ReNew Dinkar Urja Private Limited	Bikaner II (Amazon)

The entity has entered into the Rupee Term Loan facility from PFC amounting to Rs. 540,00,00,000 dated 04 July 2025.

The facility is having monthly interest and debt payments. The facility is secured by:

•
Mortgage over immovable properties;
•
Hypothecation, on all movable properties and assets, and intangible, goodwill, uncalled capital, both present and future uncalled capital, operating cash flows, book debts, receivables, commissions, revenues
•
Assignment, of all the rights, title, interest, benefits, claims and demands, in Project documents, clearances, guarantees from EPC contractor/module supplier, LC/guarantee etc. provided by any party, insurance contracts and proceeds, intangibles, goodwill etc.
•
Charge on the TRA and any other reserves and other bank accounts,
•
Pledge of 76% shareholding in Borrower till security creation and 51% shareholding in the Borrower thereafter
•
DSRA of two quarters
•
RPL support undertaking till Project Stabilization (i.e. security perfection, 2 quarter DSRA creation and achieving 1.2x DSCR for two consecutive financial years post COD)

34.	ReNew Samir Shakti Private Limited	200 MW DVC and 100 MW GUVNL

ReNew Samir Shakti Private Limited (Borrower) has entered into facility agreement with State Bank of India (SBI) for term loan of Rs. 988,00,00,000 on August 14, 2025 along with PBG facility of Rs. 35,00,00,000

The facility is having monthly interest payment and repayment of principal is as per the loan amortization schedule mentioned in the facility agreement. The facility is secured by way of following security:

•
first charge, in the form and manner satisfactory to the Lenders, on all the immovable properties of the Borrower (including over the freehold interest, leasehold interest or sub-leasehold interest of the Borrower in such properties) (including the Project Land) in related to the project, both present and future.
•
first charge on all the tangible movable assets of the Borrower, in relation to the project, including movable plant and machinery, machinery spares, tools and accessories, equipment and all other movable assets of the Borrower, both present and future;
•
first charge over all accounts and all other bank accounts of the Borrower, in relation to the project including the Trust and Retention Account and the sub-accounts thereof including the Debt Service Reserve Accounts (or any account in substitution thereof) that may be opened in accordance with this Agreement, the Trust and Retention Account Agreement or any of the other Transaction Documents and all funds from time to time deposited therein and all funds of the Borrower, the Project Proceeds and all Permitted Investments, other investments or other securities of the Borrower (including any irrevocable guarantee or fixed deposit maintained by the Borrower in lieu of the Debt Service Reserve Amount), both present and future;

•
first charge on all revenues and receivables of the Borrower, in relation to the project whether or not deposited in the Accounts, the book debts of the Borrower, the operating cash flows of the Borrower and all other commissions and revenues and cash of the Borrower and all investments of the Borrower, both present and future;
•
first charge on all other current assets and intangible assets of the Borrower, in relation to the project, if any, including but not limited to goodwill, rights, undertaking and uncalled capital of the Borrower, both present and future;
•
first charge on (i) all the rights, title, interests, benefits, claims and demands whatsoever of the Borrower in the Project Documents (including the PPA), both present and future; (ii) the rights, title, interests and benefits of the Borrower in, to and under all the Clearances, to the extent permissible by Applicable Law, both present and future; (iii) all the rights, title, interests, benefits, claims and demands whatsoever of the Borrower in any letter of credit, guarantee (including contractor guarantees) and liquidated damages (including Contractual Damages) and performance bond provided by any Project Participant, both present and future; and (iv) all the rights, title, interests, benefits, claims and demands whatsoever of the Borrower under all Insurance Contracts, both present and future;
•
pledge of the 51% of pure equity (Shares/ Preference shares/ all other instruments and securities issued by the Borrower which are compulsory convertible to Shares by respective Pledgers);
•
Assignment /pledge /charge over of entire non-convertible/ optionally convertible/ quasi equity instruments and Unsecured Loans.
•
Assignment of Borrower's ROU / ROW w.r.t transmission infrastructure

35.	ReNew Akshay Urja Private Limited	Debenture Holders

ReNew Akshay Urja Limited has entered into a Debenture Trust Deed dated September 20, 2017 for issuance of Partially Credit enhanced Non-Convertible Debentures (NCDs) of Rs. 760,00,00,000.00. The NCDs are secured by:

i)
a first pari passu charge by way of a director's declaration executed by an authorized director of the Borrower and the corresponding memorandum of entry recorded by the Security Trustee, in relation to the creation of a mortgage over the Project Mortgaged Properties (as defined under the Debenture Trust Deed)
ii)
a first pari passu charge by way of mortgage/charge/hypothecation/assignment over:
iii)
all rights, title, interest and benefit of the Issuer in respect of the Mortgaged Properties;
iv)
a first pari passu charge on the entire cash flows, receivables, book debts and revenues of the Issuer of whatsoever nature and wherever arising, both present and future;
v)
a first pari passu charge on the entire cash flows, receivables, book debts and revenues of the Issuer of whatsoever nature and wherever arising, both present and future;
vi)
a first pari passu charge on the entire intangible assets of the Issuer, including but not limited to, goodwill, intellectual property rights and uncalled capital, both present and future;

vii)
a first pari passu charge on all Transaction Accounts (other than debenture redemption reserve), the Permitted Investments and all other bank accounts of the Issuer (whether in existence or acquired/opened thereafter), together with all cash flows and receivables, and all other assets and securities which represent all amounts on such accounts and all the moneys, securities, instruments, investments, and other properties deposited in, credited to or required to be deposited in or credited to or lying to the credit of such Transaction Accounts and all other bank accounts of the Issuer or in relation to the Project liable to be credited to such accounts. Provided that the amounts lying to the credit of Guarantee Fee Reserve would be utilized exclusively for securing the payment of the fee to the Guarantors under the Guarantee Agreement. Provided further that in the event of Acceleration of the Debentures, the amounts lying to the credit of the Guarantee Fee Reserve may be applied towards payment/ repayment of the Redemption Amounts.
viii)
a first pari passu charge by way of pledge of shares held by the ReNew Solar Power Private Limited in dematerialized form in the share capital of the Issuer representing at least 51% (fifty one percent) of the total paid up equity share capital of the Issuer till the Final Settlement Date (the "Pledged Shares"). The shares to be so pledged shall be free from any restrictive covenants/lien or other encumbrance under any contract/arrangement, including shareholder agreement/joint venture agreement/financing arrangement, with regard to pledge/transfer of the shares including transfer upon enforcement of the pledge;
ix)
The NCD’s are also partially credit enhanced by India Infrastructure Finance Company Limited (“IIFCL”) & Indian Renewable Energy Development Agency Limited (“IREDA”)

36.	ReNew Solar Energy (Jharkhand One) Private Limited	Beacon Trusteeship

ReNew Solar Energy (Jharkhand One) Private Limited has entered into a Debenture Trust Deed dated September 9, 2025 for issuance of Non-Convertible Debentures (NCDs) of Rs. 600,00,00,000.00. The NCDs are secured by:

•
Unconditional and irrevocable Corporate Guarantee of ReNew Private Limited (Guarantor) to cover the default of interest and /or instalments and/or other monies due to debenture holder, and
•
Pari Passu charge over all current & movable assets and investment of the issuer excluding project assets exclusively charged to other lenders.

37.	ReNew Vyoman Power Private Limited	SECI VI Gooty Hybrid

ReNew Vyoman Power Private Limited has entered into ECB term loan facility from five lenders (Asian Development Bank, Asian Infrastructure Investment Bank, New Development Bank, Deutsche Investitions- Und Entwicklungsgesellschaft Mbh and Leading Asia’s Private Infrastructure Fund 2 (LEAP 2)) for Rs. 3301.03 Cr and USD 90 Mn. The Facility is having quarterly interest payments.

The facility is secured by:

·
Mortgage and charge on the entire immovable properties,
·
Hypothecation on the entire movable properties,
·
Hypothecation on the entire cash flows, receivables, book debts and revenues,
·
Hypothecation on the entire intangible assets,
·
Hypothecation/mortgage/assignment, as the case may be, of all the rights, title, interest, benefits, claims and demands,
·
Charge on the TRA, DSRA, and any other reserves and other bank accounts,
·
Pledge of 100% shareholding in the Borrower in relation to the Project

Non-Fund based Facilities

Name of the Entity	Name of the Bank	Present limits (Rs.)	Borrower & Utilization	Security FB/ NFB (Rs.)	Date of sanction	Tenor
ReNew Private Limited (RPL)	IndusInd	4,388,000,000	Facility entered into by RPL and utilized at SPVs level

First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.

					27-Mar-26	Up to 12 months (revolving basis)
ReNew Private Limited + Co-borrowers	Yes Bank	10,000,000,000

RPL is Co-borrower along with Renew Solar Energy (Jharkhand One) Private Limited, Ostro Bhesada Wind Private Limited, Renew Wind Energy (Jamb) Private Limited, ReNew Solar Power Private Limited, ReNew Photovoltaics Private Limited, RenServ Global Private Limited and ReNew Green Energy Solutions Private Limited

				First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the Borrower (except for assets specifically charged to project term lenders)	3-Sep-25	Up to 12 months (revolving basis)
ReNew Private Limited + Co-Obligors	JP Morgan Chase Bank	4,500,000,000

RPL as security provider, Facility borrower as ReNew Solar Energy (Jharkhand One) Private Limited, Ostro Bhesada Wind Private Limited, ReNew Wind Energy Jamb Private Limited, and RenServ Global Private Limited

First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the RPL (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.

					28-Apr-25	Up to 12 months (revolving basis)
ReNew Private Limited	HSBC Bank	10,000,000,000

Facility entered into by ReNew Private Limited and carve out with Renew Solar Energy (Jharkhand One) Private Limited, Ostro Bhesada Wind Private Limited, Renew Wind Energy Jamb Private Limited, and Renew Solar Power Private Limited

First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Pvt Ltd (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.

					18-Mar-26	Up to 12 months (revolving basis)
ReNew Private Limited	DBS Bank India	5,000,000,000	Facility entered into by Renew Private Limited and utilized at direct/ indirect subsidiaries	First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Private Limited	1-Dec-25	Up to 12 months (revolving basis)

				(except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.
ReNew Private Limited	State Bank of India	10,000,000,000	Facility entered into by Renew Private Limited and utilized at direct/ indirect subsidiaries

· Exclusive charge on current and fixed assets of 44 MW Amba project
 · Escrow of Amba project
 · Pari passu charge on project assets (excluding immovable assets) and cash flows of SPVs in which facility is utilized
 · Creation and perfection of security and charges and in case SPV to utilize the limits, such SPV shall provide the Shortfall Undertaking.

					22-Mar-26	Up to 12 months
ReNew Private Limited	MUFG Bank	8,200,000,000

Carved out facility from RPL in Renew Solar Energy (Jharkhand One) Private Limited, Ostro Bhesada Wind Private Limited, Renew Wind Energy (Jamb) Private Limited and ReNew Photovoltaics Private Limited.

First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of ReNew Private Limited (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.

					5-Jun-24	Up to 12 months (revolving basis)
ReNew Energy Global PLC	First Abu Dhabi Bank	18,600,000,000(USD 200 Mn)	Facility entered into by ReNew Energy Global Plc	· Exclusive charge on goods and receivables generated via LCs issued by FAB. · Escrow account to route the receivables from OpCo to REG Plc	27-May-25	Up to 12 months (revolving basis)
ReNew Solar Energy (Jharkhand One) Private Limited	SMBC Bank	6,230,000,000 (USD 75 Mn)	Facility entered into by Renew Solar Energy (Jh One) Private Limited

· First pari passu charge on the current and moveable fixed assets of the borrower (except for assets on which an exclusive charge of another lender has been created)
 · Corporate Guarantee of ReNew Private Limited.

					30-Apr-26	Up to 12 months (revolving basis)
ReNew Photovoltaics Private Limited	Federal Bank	5,100,000,000	Facility entered into by ReNew Photovoltaic Private Limited	· First pari passu charge on the current and moveable fixed assets of the borrower · Charge on TRA (except DSRA, Land & Assignment specifically charged to PFC)	21-Oct-24	Up to 6 months usance plus 2 months commitment
ReNew Solar Energy (Jharkhand One) Private Limited + Ostro Bhesada Wind +	Standard Chartered	4,100,000,000 (USD 50 Mn)	Co-Borrower under Jharkhand One & Ostro Bhesada	· PP charge over current assets and movable fixed assets of JH1 and Ostro Bhesada · Corporate Guarantee of ReNew Pvt Ltd	7-Dec-23	Up to 12 months (revolving basis) for LC/SBLC

ReNew Wind Energy (JAMB) Private Limited
ReNew Private Limited	RBL Bank	4,050,000,000	Facility entered into by RPL and utilized at few SPVs level

· First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Private Limited (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at direct/indirect entities of ReNew.

					6-Mar-26	Up to 12 months (revolving basis)
ReNew Private Limited + Co-borrowers	Barclays Bank Plc	4,000,000,000	Co-Borrower under ReNew Private Limited, Jharkhand One & Ostro Bhesada

· First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Private Limited (except for assets specifically charged to project term lenders) and charge on receivables of EPC entities
· Corporate Guarantee of ReNew Private Limited

					27-Mar-25	Up to 12 months (revolving basis)
ReNew Private Limited	REC Ltd.	4,000,000,000	Facility entered into by RPL and utilized at few SPVs level

· First Pari Passu hypothecation charge on current assets and moveable fixed assets of the ReNew Private Limited (except for assets specifically charged to project term lenders)
 · Corporate Guarantee of ReNew Private Limited.
 · Pledge on 49% of equity of project SPV
 · Pari passu charge on Project SPV’s assets

					16-Dec-23	Up to 12 months (revolving basis)
ReNew Solar Power, ReNew Solar Stellar, ReNew Shakti 9, ReNew Shakti 12, ReNew Solar Piyush, ReNew MHS-3 & ReNew MHS-1	Societe Generale	8,000,000,000	Borrower ReNew Solar Power, Solar Stellar, Shakti 9, Shakti 12, Solar Piyush, MHS-3 &MHS-1	· PP charge over project assets of the SPVs and · Corporate Guarantee of ReNew Private Limited	8-Feb-24	Up to 9 months (revolving basis)

ReNew Energy Global PLC	Natixis Bank	4,200,000,000 (USD 50 Mn)	Facility entered into by ReNew Energy Global Plc	· Exclusive charge on goods and receivables generated via LCs issued by Natixis. · CG from ReNew Private Limited to Renew Solar Energy (Jharkhand One) Pvt Ltd.	8-May-24	Up to 6 months (revolving basis)
ReNew Solar Energy (Jharkhand one) Private Limited	HSBC Bank	4,500,000,000	Facility entered into by Renew Solar Energy (Jh One) Private Limited

· Exclusive charge on the materials procured using the facility
 · Corporate Guarantee of ReNew Private Limited
 · First pari passu charge on the current and moveable fixed assets of RPL (except assets specifically charged to project lenders)

					23-Sep-24	Up to 9 months (revolving basis)
ReNew Vyoman Power Private Limited	Yes Bank	5,000,000,000	RPL is Co-borrower along with Renew Vyoman Power Private Limited

First Pari Passu charge on entire Current & Movable assets of the Project assets both present & movable.
 Negative Lien on entire immovable properties of the Project, both present and future including mortgage of project land
 PP charge on the Intangible assets.

					27-Aug-25	Up to 12 months (Non-revolving)
ReNew Photovoltaics Private Limited	Bank of Baroda	6,000,000,000	Facility entered into by ReNew Photovoltaic Pvt Ltd

•First pari passu charge on the current and moveable fixed assets of the borrower pertaining to existing project i.e. (4GW solar module facility at Jaipur, Rajasthan, 2.4 GW solar module facility & 2.5GW Solar Cell manufacturing unit at Dholera, Gujarat) excluding DSRA, land and assignment, which is exclusively charged to PFC •Corporate Guarantee of ReNew Private Limited

					6-Jan-26	Up to 12 months (Revolving)

ReNew Solar Power Private Limited	PFC Ltd.	5,000,000,000	Facility entered into by ReNew Solar Power Private Limited

Charge on Current Assets and/or Fixed (including Movable Fixed Assets) assets of RSPPL.
 In case of securities provide (Movable and Immovable Assets of Borrower) are not sufficient to cover specified Security Coverage Ratio, Borrower can also provide Project assets of Project SPV;
 Project assets of Project SPV, as may be available with Verm Lenders of Project SPV excluding OSRA and
 Assignment, shall be secured by charge on the security interest stipulated below;
 a. Charge by way of mortgage, over the immovable properties of Project SPV, both present and future;
 b. Charge by way of hypothecation, over the movable properties and assets of Project SPV, both present and future;
 c. Charge on the Project SPV's operating cash flows, book debts, receivables, commissions, revenues of whatsoever nature and wherever arising relating to the project, both present and future;
 d. Charge on the any letter of credit and bank accounts of the Borrower relating to the Project wherever maintained, both present & future;
 C. Additional Security
 Corporate Guarantee of M/s. Renew Private ltd. (RPL) till continuation of the LoU facility

				17-Sep-25	Up to 12 months (Revolving)
ReNew Private Limited	MIZUHO	3,900,000,000	Facility entered into by ReNew Private Limited

First Pari Passu hypothecation charge on all existing and future current assets and moveable fixed assets of the ReNew Private Limited (except for assets specifically charged to project term lenders) and an unconditional corporate guarantee from the RPL for utilization at RPVPL, Renew Wind Energy (Jamb), Renew Solar Energy (Jharkhand One) and ReNew Solar Power Pvt. Ltd.

				3-Mar-26	Up to 12 months (Revolving)

Term Loan / NCD

Name of the Entity	Name of the Bank	Present limits (Rs.)	Borrower & Utilization	Security FB/ NFB (Rs.)	Date of sanction	Tenor
RenServ Global Private Limited (RGPL)	Debenture holder	13,650,000,000	Facility entered into by RGPL -Repayment of loans of Issuer and/or the Guarantor and its direct/indirect Subsidiaries and on lending for capital expenditure

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

					April 23, 2025	Up to 3 yrs.

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

As of March 31, 2026, $270,000,000 of the 2027 Notes remained outstanding.

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

As of March 31, 2026, all of the 2028 Notes remained outstanding.

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

As of March 31, 2026, all of the 2026 Notes had been redeemed and none of the 2026 Notes remains outstanding.

2031 Notes

On February 2, 2026, Renew Treasury IFSC Private Limited, a subsidiary of ReNew Private Limited, issued the $600,000,000 aggregate principal amount of 6.50% Senior Secured Notes due February 2, 2031, or the “2031 Notes.”

The 2031 Notes accrue interest at a rate of 6.50% per annum, payable semi -annually. The proceeds of the 2031 Notes were used to on-lend to ReNew Global and its subsidiaries and certain other uses, each in accordance with the Green Finance Framework.

The 2031 Notes were offered and sold in transactions exempt from registration to U.S. investors under Rule 144A of the Securities Act and outside the United States under Regulation S under the Securities Act.

At any time prior to February 2, 2029, the issuer may redeem the 2031 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus applicable premium determined in accordance with the terms of the Indenture, plus accrued and unpaid interest, if any.

At any time prior to February 2, 2029, the issuer may redeem up to 40% of the aggregate principal amount of the 2029 Notes with the net cash proceeds from one or more (x) Equity Offerings and/or (y) INVIT Offerings, at 106.5% of principal amount of the Notes redeemed, plus accrued and unpaid interest, if any.

At any time during the period of February 2, 2029 to February 1, 2030, the issuer may redeem the 2031 Notes, in whole or in part, at a redemption price of 103.25%, plus accrued and unpaid interest, if any.

At any time during the period of February 2, 2030 to August 01, 2030, the issuer may redeem the 2031 Notes, in whole or in part, at a redemption price of 101.625%, plus accrued and unpaid interest, if any.

At any time after August 2, 2030, the issuer may redeem the 2031 Notes, in whole or in part, at a redemption price of 100%, plus accrued and unpaid interest, if any.

The indenture contains covenants that limit the ability of the issuer and certain related entities to incur or guarantee additional indebtedness, declare dividends on capital stock or purchase or redeem capital stock, make investments or other specified restricted payments, sell assets, enter into transactions with shareholders or affiliates and effect a consolidation or merger, in each case subject to exceptions and qualifications.

The indenture also contains customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is not cured within the time periods specified, the trustee or the holders of at least 25% in aggregate principal amount of the 2031 Notes may declare all of the 2031 Notes to be due and payable immediately.

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

•
persons subject to special tax accounting rules under Section 451(b) of the Code;
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

U.S. Holders

Distributions on ReNew Global Shares

If ReNew Global makes distributions of cash or property on the ReNew Global Shares, the gross amount of such distributions (including any amount of foreign taxes withheld, but excluding certain distributions of ReNew Global Shares or rights to acquire ReNew Global Shares) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because ReNew Global does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any such dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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
•
ReNew Global is neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;
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

Sale, Exchange, or Other Taxable Disposition of ReNew Global Shares and Warrants

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognize gain or loss on any sale, exchange, or other taxable disposition of ReNew Global Shares or Warrants (which, in general, would include a redemption of ReNew Global Shares or Warrants that is treated as a sale, as described below) in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ReNew Global Shares and/or Warrants, as the case may be (or, in the case of ReNew Global Shares received upon exercise of Warrants, as discussed below, an amount equal to the sum of the U.S. Holder’s tax basis in the Warrants exercised and the exercise price). Any gain or loss recognized by a U.S. Holder on a taxable disposition of ReNew Global Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ReNew Global Shares and/or Warrants for more than one year generally will be eligible for reduced income tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Redemption of ReNew Global Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules”, in the event that ReNew Global Shares are redeemed pursuant to the redemption provisions described in this prospectus under the section entitled “Terms of ReNew Global Shares—Redemption and Cancellation; Conversion and Re-designation” or if the Company purchases any ReNew Global Shares in an open market transaction (in either case referred to herein as a “redemption”), the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the ReNew Global Shares under Section 302 of the Code. If the redemption qualifies as a sale of ReNew Global Shares, a U.S. Holder will be treated as described under “Sale, Exchange, or Other Taxable Disposition of ReNew Global Shares and Warrants” above. If the redemption does not qualify as a sale of ReNew Global Shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Distributions of ReNew Global Shares.” Whether a redemption qualifies for sale treatment will depend largely on the total number of our shares treated as owned by a U.S. Holder (including any shares constructively owned by such U.S. Holder) relative to all of the ReNew Global Shares outstanding both before and after the redemption. The redemption of ReNew Global Shares generally will be treated as a sale of the ReNew Global Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to a U.S. Holder, (ii) results in a “complete termination” of a U.S. Holder’s interest in the Company or (iii) is “not essentially equivalent to a dividend” with respect to a U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. Holder must take into account not only ReNew Global Shares actually owned by such U.S. Holder, but also ReNew Global Shares that are constructively owned by such U.S. Holder. In addition to shares that a U.S. Holder owns directly, a U.S. Holder may be treated as constructively owning shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that has an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which likely would include ReNew Global Shares which could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, the percentage of ReNew Global’s outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of ReNew Global Shares must, among other requirements, be less than 80% of the percentage of ReNew Global’s outstanding voting shares actually and constructively owned by such U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the ReNew Global Shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the ReNew Global Shares actually owned by the U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and such U.S. Holder does not constructively own any other shares of ReNew Global. The redemption of the ReNew Global Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult their own tax adviser as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution and the tax consequences of the redemption will be as described under “Distributions on ReNew Global Shares” above.

After the application of those rules, any remaining tax basis in the redeemed ReNew Global Shares will be added to the U.S. Holder’s adjusted tax basis in such U.S. Holder’s remaining shares. If there are no remaining shares, U.S. Holders are urged to consult their own tax adviser as to the allocation of any remaining basis.

Exercise or Lapse of a Warrant

Subject to the “Passive Foreign Investment Company Rules” below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a ReNew Global Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in ReNew Global Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant received therefore and the exercise price. The U.S. Holder’s holding period for a ReNew Global Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Warrant generally will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.

The income tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ReNew Global Shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event (and also is not treated as being a recapitalization), a U.S. Holder’s holding period in the ReNew Global Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants; in any event the holding period would not include the period during which the U.S. Holder held the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ReNew Global Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “Sale, Exchange, or Other Taxable Disposition of ReNew Global Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered Warrants equal to the number of ReNew Global Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ReNew Global Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the exercise price of such Warrants. A U.S. Holder’s holding period for the ReNew Global Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants; in either case, the holding period would not include the period during which the U.S. Holder held such Warrants.

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

If ReNew Global redeems the Warrants for cash pursuant to the redemption provisions applicable to the Warrants or if ReNew Global purchases the Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section above “Sale, Exchange, or Other Taxable Disposition of ReNew Global Shares and Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of ReNew Global Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed under “Additional Information - Memorandum and Articles of Association - Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from ReNew Global if, for example, the adjustment increases the holder’s proportionate interest in ReNew Global’s assets or earnings and profits (for instance, through an increase in the number of ReNew Global Shares that would be obtained upon exercise of such Warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property such as other securities to the holders of the ReNew Global Shares which is taxable to the holders of such shares as described under “Distributions on ReNew Global Shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from ReNew Global equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains income tax rates as described above under “Distributions on ReNew Global Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of ReNew Global Shares could be materially different from that described above if ReNew Global is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e., non-U.S.) entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of its assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, ReNew Global will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which ReNew Global owns, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations of ReNew Global and its subsidiaries, ReNew Global does not believe it will be treated as a PFIC for the current taxable year.

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

For each taxable year that ReNew Global is treated as a PFIC with respect to a U.S. Holder’s ReNew Global Shares or Warrants, the U.S. Holder will be subject to special income tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ReNew Global Shares or Warrants or, collectively the “Excess Distribution Rules”, unless the U.S. Holder makes a valid “QEF” election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ReNew Global Shares will be treated as excess distributions. Under these special income tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to- market election for its ReNew Global Shares to elect out of the Excess Distribution Rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its ReNew Global Shares – for the first taxable year in which the U.S. Holder holds (or is deemed to hold) ReNew Global Shares, such U.S. Holder will include in income for each year that ReNew Global is treated as a PFIC with respect to such ReNew Global Shares an amount equal to the excess, if any, of the fair market value of the ReNew Global Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ReNew Global Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ReNew Global Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ReNew Global Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ReNew Global Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ReNew Global Shares, as well as to any loss realized on the actual sale or disposition of the ReNew Global Shares, to the extent the amount of such loss does not exceed the net mark- to-market gains for such ReNew Global Shares previously included in income. A U.S. Holder’s basis in the ReNew Global Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to -market election, any distributions ReNew Global makes would generally be subject to the rules discussed above under “Distributions on ReNew Global Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Warrants may not be able to make a mark-to-market election with respect to their Warrants.

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

If a U.S. Holder does not make a mark- to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ReNew Global Shares in which ReNew Global is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ReNew Global Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to- market gain recognized at the end of that year. In subsequent years for which a valid mark-to-market election remains in effect; the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its ReNew Global Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s income tax return for the year in which the election becomes effective. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ReNew Global Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to a revocation of the election. U.S. Holders should consult their own tax advisors as to the availability and desirability of making a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

The application of the PFIC rules to U.S. Holders of Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF Election does not apply to options and no mark-to-market election is currently available with respect to options. If a U.S. Holder sells or otherwise disposes of the Warrants (other than upon exercise of such Warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. The rules relating to “excess distributions” discussed above will continue to apply with respect to ReNew Global Shares resulting from the exercise of Warrants if the Company was a PFIC during a U.S. Holder’s holding period. U.S. Holders are urged to consult their own tax advisors as to the application of the PFIC rules to their particular circumstances.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if ReNew Global is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

This section applies to Non-U.S. Holders of ReNew Global Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so classified for U.S. federal income tax purposes) of ReNew Global Shares or Warrants that is not a U.S. Holder, including:

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

Information returns may be filed with the IRS in connection with, and Non -U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non- U.S. Holder’s ReNew Global Shares or Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ReNew Global Shares and proceeds from the sale of other disposition of ReNew Global Shares or Warrants received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the U.S. backup withholding rules.

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

Residence

For the purpose of the ITA, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four (4) years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin who being outside India visits India and does not have India sourced income of more than Rs. 1,500,000 in the relevant year. The 60 days period shall be read as 120 days in the case of a citizen of India or a person of India origin living who being outside India comes on visit to India and has India sourced income of more than Rs. 1,500,000 in the relevant year. A company is considered to be resident in India if (i) it is incorporated in India, or (ii) its POEM is in India. Comprehensive guidelines for determination of POEM have been issued by the Indian Income Tax department, the Indian Income Tax department has further clarified that guidelines regarding POEM shall not be applicable to companies having turnover or gross receipts of Rs. 500 million or less in a financial year. Individuals and companies who are not residents of India based on the above-mentioned criteria are treated as non-residents.

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

Accordingly, the shareholders of ReNew Global who are non-residents of India will be subject to tax in India at the time of transfer of shares in ReNew Global if ReNew Global derives substantial value from the assets located in India unless the relevant shareholder is eligible for the exemption as discussed above under the ITA or the applicable tax treaty. As on the date of the Exchange, ReNew Global derives substantial value from India. ReNew Global Shares will be considered as long-term capital assets if they are held for a period of more than 24 months otherwise they will be considered as short-term capital assets. ITA provides that income by way of long-term capital gains arising from the transfer of ReNew Global Shares by the non-resident shareholder is taxable at the rate of 12.5% plus applicable surcharge and cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (35.0% in case of a foreign company) plus applicable surcharge and education cess. The buyer of ReNew Global Shares would have an obligation to withhold applicable tax and deposit such tax with the Indian Income Tax treasury.

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

MAT

As per the ITA, if the tax payable by a corporate entity is less than 14.0% of its book profits, it shall be liable to pay MAT at the rate of 15.0% (plus applicable surcharge and cess) of such book profit.

The MAT provisions are not applicable to a foreign company if, (a) it is a resident of a country with which India has a tax treaty and it does not have a Permanent Establishment in India; or (b) it is a resident of a country with which India does not have a tax treaty and is not required to seek registration under the Indian corporate law. Further, MAT provisions are not applicable to companies that have opted for the concessional tax regime under the ITA.

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

Effective April 1, 2026, the taxability of share buybacks has shifted from a dividend model to a capital gains regime under the ITA. Tax is now calculated on the difference between the buyback price and the cost of acquisition, with distinct rules for retail investors and promoters. Where the seller is a promoter, an additional income tax is levied on such capital gains at special promoter specific rates prescribed in section 69 of ITA (lower additional rates for domestic company promoters and higher for others), so non-promoter holders are taxed only as for a regular share sale, whereas promoters bear this extra buy back levy over and above normal capital gains tax.

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

Stamp Duty

An Indian company issuing equity shares is required to pay stamp duty in accordance with The India Stamp Act, 1899 (as amended), at a uniform rate of 0.005% of the value of securities issued (applicable across India). A sale of equity shares of an Indian company by a shareholder, either physically or in dematerialized mode, will be subject to Indian stamp duty at the rate of: (a) 0.015% of the market value of equity shares if the transfer of equity shares is on delivery basis; and (b) 0.003% of the market value of equity shares if the transfer of equity shares is on non-delivery basis. As per the Indian stamp duty law, such duty is required to be borne by the transferee (i.e., the buyer) of the equity shares, and is typically collected by stock exchanges, clearing corporations or depositories (for dematerialized transactions).

Tax Credit

A non -resident investor may be entitled to a tax credit with respect to any withholding tax paid by the Indian company or any other person for such non-resident investor’s account in accordance with the applicable laws of the applicable jurisdiction.

F.
Dividends and Paying Agents

Not applicable.

G.
Statements by Experts

Not applicable.

H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Following amendments to Section 16 of the Exchange Act by the Holding Foreign Insiders Accountable Act (enacted December 18, 2025), our directors and executive officers are required, effective March 18, 2026, to file beneficial-owner2ship reports on Forms 3, 4 and 5 with the SEC. Our directors and executive officers, continue to be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

Based on their evaluation as of March 31, 2026, our Group’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act were effective as at March 31, 2026.

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

Our Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. Based on this assessment, management concluded that the internal control over financial reporting were effective as of March 31, 2026.

The effectiveness of our internal control over financial reporting as at March 31, 2026 has been audited by S.R. Batliboi & Co. LLP, an independent registered public accounting firm, as stated in its report which is reproduced in its entirety in Item 15(c) below.

(c)
Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on Internal Control Over Financial Reporting

We have audited ReNew Energy Global Plc’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, ReNew Energy Global Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and our audit report dated July 30, 2026 expressed an unqualified opinion thereon.

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

July 30, 2026

d.
Changes in Internal controls over Financial Reporting

Our Management has evaluated, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2026.

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

The following table shows the aggregate fees for the professional services and other services rendered by SRB and the various member firms of SRB to us, including our subsidiaries, in the years ended March 31, 2025 and 2026.

	For the year ended March 31,
Particulars	2025	2026	2026
	(Rs. in millions)		(US$ in millions)
Audit fees (audit, review of financial statements and other miscellaneous audit related certifications)	153	145	2
Tax fees (tax audit, other certifications and advisory services)	-	6	0
All other fees (advisory services)	-	5	0
Total	153	156	2

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

During the year ended March 31, 2026, no Class A Ordinary Shares were purchased by the Company. As of March 31, 2026, we held 38,698,288 Class A Ordinary Shares as treasury shares.

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

Governance

Our Board is responsible for overseeing management’s implementation of our cybersecurity risk management program, including the effectiveness of the process and measures adopted by our company to manage risks related to cybersecurity. Our Board and our audit committee also receive periodic updates on our cybersecurity risk management program from our senior management and our cybersecurity team, including on material cybersecurity incidents, incident analyzes and strategic recommendations.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, while our cybersecurity team is responsible for aligning our cybersecurity risk management program with our overall security strategy, monitoring potential cybersecurity risks and developing and implementing comprehensive risk prevention, detection, mitigation and remediation measures. Our cybersecurity team is led by our Head of Cybersecurity and overseen by our Chief Digital and Information Officer (CDIO). As of March 31, 2026, our Head of Cybersecurity has nearly 19 years of experience in various technology and cybersecurity roles. As of March 31, 2026, our CDIO holds a degree in Computer Science Engineering and MBA from S.P. Jain Institute of Management and Research. Our CDIO has 22+ years of experience in technology and cybersecurity across global markets and industry sectors. Our CDIO and Head of Cybersecurity each have extensive experience in risk assessment, secure software development, security governance and incident management. Other members of our cybersecurity team have diverse expertise in areas such as threat intelligence, incident response and secure software development.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report, together with the report of the independent registered public accounting firm:

•
Consolidated statement of financial position as of March 31, 2026 and 2025.
•
Consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2024, 2025 and 2026.
•
Consolidated statement of changes in equity for the years ended March 31, 2024, 2025 and 2026.
•
Consolidated statement of cash flows for the years ended March 31, 2024, 2025 and 2026.
•
Notes to the consolidated financial statements.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the U.K. Companies Act. Statutory accounts for the year ended March 31, 2026 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the year ended March 31, 2025 have been delivered to the Registrar in accordance with section 441 of the U.K. Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the U.K. Companies Act.

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

4.13†

2030 NCDs: Debenture trust deeds of ReNew Solar Energy (Karnataka) Private Limited, ReNew Solar Energy (TN) Private Limited, ReNew Wind Energy (Karnataka) Private Limited, ReNew Wind Energy (MP Two) Private Limited, ReNew Wind Energy (Rajkot) Private Limited, ReNew Wind Energy (Shivpur) Private Limited and ReNew Wind Energy (Welturi) Private Limited dated March 25, 2021 for the Rs. 33,700,500,000 aggregate principal amounts of 6.028% Senior Secured Non-Convertible Debentures due March 26, 2030. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed September 21, 2021 (file no.333-259706)).

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

4.19†

2026 Notes: Offering memorandum of Diamond II Limited dated August 7, 2024 for the $ 125,000,000 aggregate principal amount of 7.95% Senior Secured Notes due July 28, 2026 (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed on July 30, 2025 (file no. 001-40752).

4.20*	2031 Notes: Indenture of ReNew Treasury IFSC Private Limited dated February 02, 2026 for the $600,000,000 aggregate principal amount of 6.50% Senior Secured Notes due February 02, 2031.
8.1*	List of significant subsidiaries of ReNew Global.
11.1†	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1†	Compensation Clawback Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover page interactive Data File (embedded within the inline XBRL Document)

† Previously filed

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Date: July 30, 2026	ReNew Energy Global Plc

	By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ReNew Energy Global Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ReNew Energy Global Plc (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 30, 2026, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters do not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of Goodwill for Ostro group of CGUs

Description of the Matter

As described in notes 4.1(o) and 6 to the consolidated financial statements, the Company has goodwill which is allocated to the Company's cash generating units (CGUs) or group of CGUs and the same are tested for impairment at least annually by comparing the carrying amount of the CGU’s or group of CGUs, to their recoverable amount, which is determined to be the higher of their fair value less costs of disposal and their value in use (VIU). When the carrying amount of a CGUs or group of CGUs exceeds the recoverable amount, the carrying amount is written down to the recoverable amount. During the year, the Company recorded an impairment charge of INR 812 million in the goodwill forming part of the Ostro group of CGUs.

Auditing the Company's annual impairment assessment for the same was complex and highly judgmental due to the significant estimates used and judgement required to determine the recoverable amount of the Ostro group of CGUs, using discounted cash-flow models. In particular, the Company's determination of the VIU was sensitive to two significant assumptions (a) the Plant Load Factor (PLF), a measure of average capacity utilization of a power plant used in revenue projections, and (b) discount rates. These assumptions are forward-looking and are affected by future economic and market conditions as well as climate specific factors, like future wind speed.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Company's impairment assessment process including controls over the determination of key assumptions of forecast of PLF used in determining revenue projections and discount rates applied to future cash flows.

To test the assumptions used for determining the VIU, our audit procedures included, among others, testing the Company's forecast of PLF used in determining revenue projections by comparing to historical Company trends and evaluated whether changes to these significant assumptions would impact the impairment conclusion. We also evaluated the scope, competency, and objectivity of the external specialists engaged by the Company to assist in determining (a) future PLF and (b) the related discount rates and computation of VIU by considering the scope of work that they were engaged to perform, their professional qualifications and experience. We also engaged valuation specialists to assist us in auditing the discount rate applied, the key principles used in computation of the VIU and arithmetical accuracy of the VIU model including performing sensitivity analyses on such key inputs. We also evaluated the adequacy of the Company's disclosures in relation to these matters.

Fair valuation of the existing investment in 3E NV

Description of the Matter

As described in note 52 to the consolidated financial statements, the Group acquired the ability to control its investee company, 3E NV on July 01, 2025 without payment of any additional consideration. The fair value of the Company’s investments in 3E NV on the date of acquisition was computed using a discounted cash flow model and was deemed to be the purchase price for this transaction. This transaction has been accounted for as a business combination and the Company recognized the excess of the purchase consideration over the identifiable net assets as goodwill.

Determining the fair value of the investments made in 3E NV on the date of acquisition involved significant management judgement and estimation uncertainty, particularly since the investments are not quoted in active markets. The valuation required the use of complex valuation models, including discounted cash flow models and market-based approaches and included key assumptions of forecasted revenue growth and discount rates. In particular and as more fully described in Note 6, the fair value estimate is sensitive to the changes in the key assumptions, which are forward looking and could be affected by future economic or market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain internal controls over the Company's accounting for determination of the fair value of 3E NV and we tested controls over management’s review of the significant assumptions described above.

We also evaluated the scope, competency, and objectivity of the external specialists engaged by the Company to assist them in determining the fair value of its investment in 3E NV.

To test the estimated fair value of the Company’s investments in 3E NV on the date of acquisition, we performed audit procedures that included, amongst others, involving valuation specialists in assessing the appropriateness of fair value methodologies and reasonableness of the assumptions used by the management. We obtained the five-year business plan of 3E NV and compared the same with the amounts considered in the valuation model. We further evaluated, with the help of our specialists the (i) reasonableness of the revenue growth rates estimated by the management (ii) appropriateness of the discount rate applied, (iii) sensitivity analyses of these two key inputs, and (iv) arithmetical accuracy of the model. We also evaluated the adequacy of the Company's disclosures in relation to these matters.

/s/ S. R. Batliboi & Co. LLP

We have served as the Company’s auditor since 2011

Gurugram, India

July 30, 2026

ReNew Energy Global Plc

Consolidated statement of financial position

(INR and USD amounts in millions, except share and par value data)

		As at March 31,	As at March 31,
	Notes	2025	2026	2026
		(INR)	(INR)	(USD) (refer Note 2.2)
Assets
Non-current assets
Property, plant and equipment	5	747,066	809,882	8,631
Intangible assets	6	36,217	41,086	438
Right of use assets	7	14,506	18,314	195
Investment in jointly controlled entities and associates [Restated, refer Note 51(a)]	8	4,250	375	4
Trade receivables	9	7,528	3,887	41
Investments	10	1,078	1,399	15
Other financial assets	11	6,497	10,472	112
Deferred tax assets (net)	12	7,073	10,319	110
Tax assets		8,770	8,787	94
Contract assets	53	2,724	3,393	36
Other non-financial assets	13	9,578	12,891	137
		845,287	920,805	9,814

Current assets
Inventories	14	4,164	13,538	144
Trade receivables	9	16,740	20,207	215
Investments	10	264	7,286	78
Cash and cash equivalents	15	40,419	22,845	243
Bank balances other than cash and cash equivalents	15	40,099	46,706	498
Other financial assets	11	7,148	15,507	165
Contract assets	53	108	422	4
Other non-financial assets	13	5,476	8,772	93
		114,418	135,283	1,442
Assets held for sale [Restated, refer Note 51(a)]	36	94	—	—
		114,512	135,283	1,442

Total assets		959,799	1,056,088	11,255

Equity and liabilities
Equity
Issued capital	16	4,808	4,808	51
Share premium	16	154,204	155,365	1,656
Retained earnings /(losses)	17A	(53,755)	(43,221)	(461)
Other components of equity	17B	7,345	8,908	95
Equity attributable to equity holders of the parent		112,602	125,860	1,340
Non-controlling interests		18,510	18,536	198
Total equity		131,112	144,396	1,538

Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	18	582,307	527,621	5,623
Lease liabilities	19	8,282	11,343	121
Other financial liabilities	20	6,576	15,819	169
Provisions	22	9,484	10,569	113
Deferred tax liabilities (net)	12	24,481	27,127	289
Other non-financial liabilities	21	1,122	1,377	15
		632,252	593,856	6,329
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	23	140,711	240,145	2,559
- Interest accrued		5,405	5,046	54
Lease liabilities	19	977	1,090	12
Trade payables	24	8,173	17,820	190
Other financial liabilities	20	34,754	45,670	487
Tax liabilities (net)		378	286	3
Other non-financial liabilities	21	5,996	7,779	83
		196,394	317,836	3,387
Liabilities directly associated with the assets held for sale	36	41	—	—
		196,435	317,836	3,387
Total liabilities		828,687	911,692	9,716
Total equity and liabilities		959,799	1,056,088	11,255

Summary of material accounting policies	4.1

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of profit or loss and other comprehensive income

(INR and USD amounts in millions, except share and par value data)

		For the year ended March 31,
	Notes	2024	2025	2026	2026
		(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Income
Revenue	25	81,319	97,063	132,196	1,409
Other operating income	26	629	450	998	11
Late payment surcharge and interest from customers	27	1,451	7	1,111	12
Finance income and fair value change in derivative instruments	28	5,272	4,572	5,074	54
Other income	29	7,309	6,383	11,072	118
Change in fair value of warrants	40	551	595	184	2
Total income		96,531	109,070	150,635	1,605

Expenses
Raw materials and consumables used		3,844	10,468	25,414	271
Increase in inventory of finished goods	30	—	(1,875)	(3,909)	(42)
Employee benefits expense	31	4,467	4,616	6,586	70
Depreciation, amortisation and impairment	32	17,583	20,670	26,738	285
Other expenses	33	14,834	12,783	20,055	214
Finance costs and fair value change in derivative instruments	34	47,506	52,352	61,754	658
Total expenses		88,234	99,014	136,638	1,455

Profit before share of loss of jointly controlled entities and tax		8,297	10,056	13,997	149

Share of loss of jointly controlled entities	51	(155)	(22)	(377)	(4)

Profit before tax		8,142	10,034	13,620	145
Income tax expense	12C
Current tax		981	1,514	3,775	40
Deferred tax		3,014	3,929	(540)	(6)
Profit for the year (a)		4,147	4,591	10,385	111

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):

Net (loss) / gain on cash flow hedges
Net (loss) / gain on cash flow hedge reserve		(2,340)	633	2,925	31
Net loss on cost of hedge reserve		(491)	(740)	(1,234)	(13)
Total net (loss) / gain on cash flow hedges		(2,831)	(107)	1,691	18
Income tax effect		626	10	(464)	(5)
		(2,205)	(97)	1,227	13
Exchange gain/(loss) on translation of foreign operations (net)		(68)	87	(1,069)	(11)
(Gain) recycled to profit & loss (refer Note 29)		-	-	(428)	(5)
		(68)	87	(1,497)	(16)

Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods (b)		(2,273)	(10)	(270)	(3)

Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement gain/(loss) on defined benefit plans		(18)	50	43	0
Income tax effect		4	(10)	(11)	(0)
Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods (c)		(14)	40	32	0
Other comprehensive income / (loss) for the year, net of tax (d) = (b) + (c)		(2,287)	30	(238)	(3)

Total comprehensive income for the year, net of tax (a) + (d)		1,860	4,621	10,147	108

Profit attributable to:
Equity holders of the parent		3,404	3,814	9,841	105
Non-controlling interests		743	777	544	6
		4,147	4,591	10,385	111

Total comprehensive income attributable to:
Equity holders of the parent		1,246	3,790	9,603	102
Non-controlling interests		614	831	544	6
		1,860	4,621	10,147	108

Earnings per share	35
Basic earnings per share attributable to ordinary equity holders of the Parent (in absolute INR and USD)		9.94	10.92	27.60	0.29
Diluted earnings per share attributable to ordinary equity holders of the Parent (in absolute INR and USD)		9.92	10.81	27.24	0.29

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of changes in equity

(INR and USD amounts in millions, except share and par value data)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings /(losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
As at April 1, 2023	4,808	154,136	(618)	5,886	(53,610)	(5,497)	1,200	547	106,852	11,548	118,400
Profit for the year	—	—	—	—	3,404	—	—	—	3,404	743	4,147
Other comprehensive income / (loss) for the year	—	—	(2,076)	—	(14)	—	—	(68)	(2,158)	(129)	(2,287)
Total comprehensive income / (loss) for the year	—	—	(2,076)	—	3,390	—	—	(68)	1,246	614	1,860
Shares issued during the year (refer Note 16)	0	17	—	(15)	—	—	—	—	2	—	2
Share-based payment expense (refer Note 39)	—	—	—	2,278	—	—	—	—	2,278	—	2,278
Equity component of debentures and shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	4,767	4,767
Acquisition of interest by non-controlling interest in subsidiaries	—	—	—	—	30	—	—	—	30	(30)	—
Acquisition of non controlling interest	—	—	—	—	—	252	—	—	252	(237)	15
Allocation of other equity to non controlling interest	—	—	—	—	58	(17)	0	(5)	36	(36)	(0)
Amount transferred to the carrying amount of property, plant and equipment	—	—	827	—	—	—	—	—	827	—	827
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	5	—	(5)	—	—	—	—
Shares bought back, held as treasury stock (refer Note 16)	—	—	—	—	(4,926)	—	—	—	(4,926)	—	(4,926)
Change in fair value of put option liability / derecognition of non-controlling interests (refer Note 42)	—	—	—	—	(1,380)	—	—	—	(1,380)	(146)	(1,526)
As at March 31, 2024 (INR)	4,808	154,153	(1,867)	8,149	(56,433)	(5,262)	1,195	474	105,217	16,480	121,697

As at April 1, 2024	4,808	154,153	(1,867)	8,149	(56,433)	(5,262)	1,195	474	105,217	16,480	121,697
Profit for the year	—	—	—	—	3,814	—	—	—	3,814	777	4,591
Other comprehensive income / (loss) for the year	—	—	(150)	—	40	—	—	87	(23)	53	30
Total comprehensive income / (loss) for the year	—	—	(150)	—	3,854	—	—	87	3,791	830	4,621
Shares issued during the year (refer Note 16)	0	51	—	(51)	—	—	—	—	0	—	0
Share-based payment expense (refer Note 39)	—	—	—	2,402	—	—	—	—	2,402	—	2,402
Forfeiture of vested options	—	—	—	(103)	103	—	—	—	—	—	—
Shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	1,829	1,829
Acquisition of non controlling interest	—	—	—	—	—	—	—	—	—	(429)	(429)
Allocation of other equity to non controlling interest	—	—	—	—	(305)	399	(118)	4	(20)	20	—
Amount transferred to the carrying amount of property, plant and equipment	—	—	1,427	—	—	—	—	—	1,427	—	1,427
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	(759)	—	759	—	—	—	—
Change in fair value of put option liability / derecognition of non-controlling interests (refer Note 42)	—	—	—	—	(215)	—	—	—	(215)	(220)	(435)
As at March 31, 2025 (INR)	4,808	154,204	(590)	10,397	(53,755)	(4,863)	1,836	565	112,602	18,510	131,112

As at April 1, 2025	4,808	154,204	(590)	10,397	(53,755)	(4,863)	1,836	565	112,602	18,510	131,112
Profit for the year	—	—	—	—	9,841	—	—	—	9,841	544	10,385
Other comprehensive income / (loss) for the year	—	—	1,160	—	32	—	—	(1,069)	123	67	190
(Gain) recycled to profit & loss (refer Note 29)	—	—	—	—	—	—	—	(428)	(428)	—	(428)
Total comprehensive income / (loss) for the year	—	—	1,160	—	9,873	—	—	(1,497)	9,536	611	10,147
Shares issued during the year (refer Note 16)	0	1,161	—	(619)	—	—	—	—	542	—	542
Share-based payment expense (refer Note 39)	—	—	—	1,779	—	—	—	—	1,779	—	1,779
Forfeiture of vested options	—	—	—	(328)	328	—	—	—	—	—	—
Shares issued by subsidiaries	—	—	—	—	—	—	—	—	—	489	489
Acquisition of subsidiary (refer Note 52)	—	—	—	—	—	—	—	—	—	100	100
Disposal of subsidiary (refer Note 36)	—	—	—	—	—	—	—	—	—	(400)	(400)
Allocation of other equity to non controlling interest	—	—	—	—	(77)	1	(56)	(149)	(281)	281	—
Amount transferred to the carrying amount of property, plant and equipment	—	—	513	—	—	—	—	—	513	—	513
Transfer to / transfer from debenture redemption reserve (net)	—	—	—	—	(759)	—	759	—	—	—	—
Dividend paid by Subsidiary	—	—	—	—	—	—	—	—	—	(613)	(613)
Change in fair value of put option liability / derecognition of non-controlling interests (refer Note 42)	—	—	—	—	1,169	—	—	—	1,169	(442)	727
As at March 31, 2026 (INR)	4,808	155,365	1,083	11,229	(43,221)	(4,862)	2,539	(1,081)	125,860	18,536	144,396
As at March 31, 2026 (USD) (refer Note 2.2)	51	1,656	12	120	(461)	(52)	27	(12)	1,340	198	1,538

# includes cash flow hedge reserve and cost of hedge reserve

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Consolidated statement of cash flows

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD) (refer Note 2.2)
Cash flows from operating activities
Profit before tax	8,142	10,034	13,620	145
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	46,762	51,368	60,278	642
Depreciation, amortisation and impairment	17,583	20,670	26,738	285
Change in fair value of warrants	(551)	(595)	(184)	(2)
Gain on disposal of subsidiaries (net)	(3,659)	(3,088)	(3,542)	(38)
Share based payments	1,653	1,277	897	10
Interest income	(5,121)	(4,451)	(4,177)	(45)
Gain on acquisition of 3E NV (refer Note 29)	-	-	(2,383)	(25)
Others	2,256	218	621	7
Working capital adjustments:
(Increase) / decrease in trade receivables and contract assets	3,867	(3,082)	(499)	(5)
Increase in inventories	(755)	(2,395)	(9,495)	(101)
Increase in other assets	(1,445)	(899)	(7,867)	(84)
Increase in trade payables and other liabilities	3,493	730	11,432	122
Cash generated from operations	72,225	69,787	85,439	911
Income tax refund (net)	(3,294)	(2,222)	(4,001)	(43)
Net cash generated from operating activities (a)	68,931	67,565	81,438	868

Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(153,838)	(93,659)	(93,966)	(1,001)
Investment in deposits having residual maturity more than 3 months and mutual funds	(443,704)	(363,586)	(504,305)	(5,375)
Redemption of deposits having residual maturity more than 3 months and mutual funds	426,706	375,219	487,079	5,191
Deferred consideration received	1,120	642	—	—
Disposal of subsidiaries, net of cash disposed (refer Note 36)	5,741	4,777	5,302	57
Purchase consideration paid	(1,638)	—	—	—
Interest received	3,606	4,139	3,694	39
Loans given	(228)	(292)	(250)	(3)
Investment in optionally convertible debentures & energy funds	(290)	(215)	(306)	(3)
Investment in jointly controlled entities (refer Note 51)	(10)	(1,189)	—	—
Net cash used in investing activities (b)	(162,535)	(74,164)	(102,752)	(1,095)

Cash flows from financing activities
Shares issued during the period	17	20	542	6
Shares bought back, held as treasury stock (refer Note 16)	(4,819)	—	—	—
Payment for acquisition of interest from non-controlling interest	(237)	(335)	—	—
Payment of lease liabilities (including payment of interest expense) (refer Note 38)	(588)	(663)	(878)	(9)
Proceeds from shares and debentures issued by subsidiaries#	7,608	1,829	9,731	104
Put options exercised during the year (refer Note 42)	(1,000)	—	—	—
Dividend paid to non-controlling interest	—	—	(613)	(7)
Proceeds from interest-bearing loans and borrowings	413,976	362,957	470,602	5,015
Repayment of interest-bearing loans and borrowings	(280,350)	(285,976)	(416,964)	(4,444)
Interest paid (including settlement gain / loss on derivative instruments)*	(52,190)	(57,848)	(59,870)	(638)
Net cash generated from financing activities (c)	82,417	19,984	2,550	27

Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	(11,187)	13,385	(18,764)	(200)
Cash and cash equivalents at the beginning of the year	38,182	27,021	40,419	431
Cash & cash equivalents received on acquisition (refer Note 52)	—	—	107	1
Effects of exchange rate changes on cash and cash equivalents	26	13	62	1
Cash and cash equivalents at the end of the year	27,021	40,419	21,824	233

Components of cash and cash equivalents
Cash and cheque on hand	0	1	2	0
Balances with banks:
- On current accounts	11,466	15,083	8,165	87
- Deposits with original maturity of less than 3 months	15,555	25,335	14,678	156
Total cash and cash equivalents (refer Note 15)	27,021	40,419	22,845	243
Less: Bank overdraft (refer Note 23)	—	—	(1,021)	(11)
Total cash and cash equivalents	27,021	40,419	21,824	233

# includes INR 9,731 (March 31, 2025: INR 1,829; March 31, 2024: INR 7,608) that represents proceeds from shares & debentures issued by subsidiaries during the year ended March 31, 2026.

* includes INR 11,269 (March 31, 2025: INR 11,251; March 31, 2024: INR 9,853) that has been capitalized.

Changes in liabilities arising from financing activities

	As at	Cash	Other	As at
Particulars	April 1, 2025	flows (net)	changes*	March 31, 2026
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	642,691	82,600	(14,382)	710,909
Short term interest-bearing loans and borrowings	80,327	(26,563)	3,094	56,858
Total liabilities from financing activities	723,018	56,037	(11,288)	767,767

	As at	Cash	Other	As at
Particulars	April 1, 2024	flows (net)	changes*	March 31, 2025
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	595,664	47,734	(707)	642,691
Short term interest-bearing loans and borrowings	51,652	29,247	(572)	80,327
Total liabilities from financing activities	647,316	76,981	(1,279)	723,018

	As at	Cash	Other	As at
Particulars	April 1, 2023	flows (net)	changes*	March 31, 2024
Long term interest-bearing loans and borrowings (including current maturities and net of ancillary borrowings cost incurred)	487,884	133,649	(25,869)	595,664
Short term interest-bearing loans and borrowings	42,523	15,307	(6,178)	51,652
Total liabilities from financing activities	530,407	148,956	(32,047)	647,316

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

The accompanying notes are an integral part of the consolidated financial statements

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

1.
Corporate information

ReNew Energy Global Plc (the “Company” or “Parent”) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on February 23, 2021 and re-registered as a public limited company in the United Kingdom on May 12, 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, United Kingdom. The Company’s shares trade on the NASDAQ under the symbol "RNW". On October 10, 2025, a consortium consisting of Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (an indirectly wholly owned subsidiary of the Abu Dhabi Investment Authority) and Sumant Sinha (the Founder, Chairman and CEO of the Company) (collectively referred to as the “Former Consortium”) made a best and final non-binding offer to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Former Consortium. On December 15, 2025, certain members of the Former Consortium filed an amended beneficial ownership report on Schedule 13D with the Securities and Exchange Commission, disclosing that Masdar had confirmed to the other members of the Former Consortium that it had withdrawn from the Former Consortium. As a result, the Former Consortium could not proceed with the proposed acquisition.

On May 29, 2026, the Company announced that it had received a non-binding proposal dated May 28, 2026 from CPP Investments and Sumant Sinha (collectively referred to as the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share, by way of a UK scheme of arrangement (hereinafter the “Scheme”). Further, on July 27, 2026, the Consortium revised its proposal by increasing the cash consideration from US$6.75 to US$7.02 per share. This non-binding offer includes a rollover option to allow the non-Consortium shareholders an option to remain shareholders of the Company, if they so desire. Under the terms of the non-binding proposal, unless a shareholder specifically makes an election for the rollover prior to the court hearing to sanction the Scheme, such shareholder will receive the cash offer.

The Board has constituted a special committee comprising five independent non-executive directors. The special committee has been authorized to evaluate, consider and determine issues and matters relating to the Consortium’s proposal. If the above transaction were to be successfully completed, the shares of the Company are expected to be delisted from NASDAQ and the Company is expected to be re-registered as an English private company limited by shares.

The Group carries out all its business activities including generation of power through non-conventional and renewable energy sources and sale of modules and cells through ReNew Private Limited (RPL) and its subsidiaries primarily in India. RPL is a private limited company domiciled and incorporated in India. The registered office of RPL is located at 138, Ansal Chamber - II Bhikaji Cama Place, New Delhi - 110066.

The consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company's Board of Directors on July 28, 2026.

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

(INR and USD amounts in millions, except share and par value data)

- Equity-settled share based payments measured at fair value on grant date

- Share warrants

- Liability for put options with non-controlling interests (refer accounting policy below)

2.2.
Convenience translation (unaudited)

The consolidated financial statements are presented in Indian Rupee (INR), the presentation currency of the Group. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2026 have been translated to U.S. Dollars (USD) at the exchange rate of INR 93.83 per USD 1.00, being the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026.

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

Estimates and assumptions

a)
Impairment of goodwill

The key assumptions used to determine the recoverable amount for the different CGUs or group of CGUs including the Ostro Group of CGUs and 3E NV where goodwill has been allocated are disclosed and further explained in Note 6.

b) Determination of purchase consideration for acquisition of control of 3E NV

The key assumptions used to determine the purchase consideration for acquisition of control over 3E NV are disclosed and explained in Note 52.

2.4.
The consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as "0" due to presentation in millions.
3.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at March 31, 2026. The Group controls an investee if and only if the Group has:

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

Liability for put options with non-controlling interests

Liability for put option issued to NCI, to be settled in cash by the Group, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction. If the put option is exercised, the amount recognised as financial liability at that date is extinguished by the payment of the exercise price.

4.1.
Summary of material accounting policies

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements:

a)
Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in other expenses.

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

A cash generating unit (CGU) or group of CGUs to which goodwill has been allocated is tested for impairment atleast annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised in the statement of profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

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

Sale of power

Revenue from supply of power is recognised over time because the customer simultaneously receives and consumes benefits on the supply of units generated from plant to the grid as per the terms of the Agreement entered into with the customers.

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

Sale of goods

The Group recognises revenue at the point in time when the products are delivered to the customer, which is when the control over product is transferred to the customer.

In revenue arrangements with multiple performance obligations, the Group accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it. The consideration is allocated between separate products and services in the arrangement based on their stand-alone selling prices.

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

Rebates

In some agreements, the Group provide rebates in invoice if payment is made before the due date. These are adjusted against revenue and are offset against amounts payable by the customers.

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

f)
Foreign currencies

The consolidated financial statements have been presented in INR, which is the Group's presentation currency as business activities of the Group are carried through RPL and its subsidiaries, whose functional currency in substantially all of their business are INR. The functional currency of the Company is USD as business activities of the Company are carried in USD.

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

g)
Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognised outside profit or loss is recognised outside the statement of profit or loss (either in OCI or equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group reflects the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment. Current income tax assets and liabilities are offset if a legally enforceable right exists to set off these and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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

k)
Depreciation / amortisation of property, plant and equipment and intangible assets

Depreciation and amortisation are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Life (in years)
Plant and equipment (solar rooftop projects)	25 or terms of PPA, whichever is less (15-25)
Plant and equipment (solar power projects)	35
Plant and equipment (wind power projects)	30
Plant and equipment (hydro power projects)	25-45
Plant and equipment (shared transmission line)	35
Plant and equipment (cell and module manufacturing)	10
Plant and equipment (others)	5-18
Office equipment	5
Furniture and fixture	10
Computers	3
Computer servers	6
Computer softwares	3-6
Other Intangible assets	5
Customer contracts	25
Customer relationship	10
Development rights	25
Carbon credit rights	5
Leasehold improvements	Useful life or lease term (5), whichever is lower
Building (Temporary structure)	3
Building (other than Temporary structure)	30

The above life has been assessed based on technical assessment, taking into account the nature of asset, the estimated usage of the asset, the operating conditions of the asset, maintenance, etc. and a residual value of 0-5% which best represents the period over which management expects to use its assets and its residual value.

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
b)
Cost of finished goods and work in progress include cost of direct materials and labour and a proportion of manufacturing overheads based on the normal operating capacity but excluding borrowing costs. Cost is determined on weighted average basis.
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

i)
Right of use assets

The Group recognises right of use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The right of use assets are also subject to impairment. Refer to the accounting policies in section (o) Impairment of non-financial assets.

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

Cash-settled transactions

A liability is recognized in respect of cash-settled transactions. The transactions is measured initially at fair value and at each subsequent reporting date up to and settlement date at fair value, with changes in fair value being recognized in employee benefits expense with a corresponding change in liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applied to cash-settled transactions.

q)
Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Group has no obligation, other than the contribution payable to the provident fund. The Group recognizes contribution payable to provident fund scheme as an expense, when an employee renders the related service.

Remeasurements comprising of actuarial gain and losses, the effect of the asset ceiling, excluding amount recognised in the net interest on the defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to the statement of profit or loss in subsequent periods.

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

The Group treats the accumulated leave expected to be carried forward beyond twelve months, as long term employee benefit for measurement purposes. Such long term compensated absences are determined on the basis of actuarial valuation at each period-end carried out using the projected unit cost method. Remeasurements comprising of actuarial gain and losses are recognised in the statement of financial position with a corresponding debit or credit to statement of profit or loss in the period in which they occur. The Group presents the leave as current liability in the Consolidated statement of financial position, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where the Group has unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability.

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

Provision for warranty

The Group provides warranties between 10 years to 25 years on solar modules designed, manufactured and supplied by the Company for general repairs of defects that existed at the time of sale, as required by law. In order to meet the expected outflow of resources against future warranty claims, the Company makes a provision for warranty. Provisions related to these assurance-type warranties are recognised when the product is sold, or the service is provided to the customer. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. This provision for warranty represents the expected future outflow of resources against claims for performance shortfall on account of manufacturing deficiencies over the assured warranty life.

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

Impairment of financial assets

The Company applies the expected credit loss (ECL) model to recognise impairment losses on financial assets measured at amortised cost, including trade receivables and other contractual rights to receive cash or another financial asset.

For trade receivables and contract assets, the Company measures the loss allowance using the simplified approach, recognising an amount equal to lifetime expected credit losses. For other financial assets, the Company recognises impairment based on 12 month ECL; however, where credit risk has increased significantly since initial recognition, the Company recognises lifetime ECL. To assess changes in credit risk and determine impairment, the Company groups financial instruments based on shared credit risk characteristics to support timely identification of significant increases in credit risk. For example, the Company group instruments based on counterparties with similar risk attributes, such as receivables from external parties and receivables from related parties, as applicable.

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

The Group designates only the spot element of forward contracts as a hedging instrument and the forward element is recognised in OCI and accumulated in separate component of equity under the cost of hedge reserve. The amounts accumulated in OCI are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability. This is not a reclassification adjustment and will not be recognised in OCI for the period. This also applies where the hedged forecast transaction of a non-financial asset or non-financial liability subsequently becomes a firm commitment for which fair value hedge accounting is applied.

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
New and amended standards and interpretations adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning April 1, 2025 but do not have a material impact on the consolidated financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(a)
Amendments to IAS 21 - Lack of exchangeability

The amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of the entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments do not have material impact on the Group’s consolidated financial statements.

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

- IFRS 19 - Subsidiaries without Public Accountability (effective from January 1, 2027*#)

- Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments (effective from January 1, 2026*#)

- Annual Improvements to IFRS Accounting Standards - Volume 11 (effective from January 1, 2026*#)

- Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective from January 1, 2026*#)

- IFRS 20 -Regulatory Assets and Regulatory Liabilities (effective from January 1, 2029*#)

# These amendments are not expected to have any material impact on the Group's consolidated financial statements.

$ The group is currently assessing the impact of adopting IFRS 18 on the Group's consolidated financial statements.

* Effective for annual periods beginning on or after this date.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

5.
Property, plant and equipment

	Freehold Land	Plant and equipment	Buildings	Leasehold improvements	Office equipments	Furniture and fixtures	Computers	Capital work in progress	Total property, plant and equipment
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2023	13,881	476,679	130	143	113	91	261	113,723	605,021
Additions during the year	597	9,579	-	6	69	40	235	172,122	182,648
Disposals and adjustments during the year	(253)	(27,544)	—	—	(6)	(2)	(10)	—	(27,815)
Transfer/Capitalised during the year	—	125,409	1,271	—	—	—	—	(126,680)	-
As at March 31, 2024	14,225	584,123	1,401	149	176	129	486	159,165	759,854
Additions during the year	273	857	-	—	26	26	156	101,606	102,944
Disposals and adjustments during the year	(189)	(15,710)	—	—	(17)	(2)	(24)	—	(15,942)
Transfer/Capitalised during the year	—	115,262	3,468	—	—	—	—	(118,730)	-
As at March 31, 2025	14,309	684,532	4,869	149	185	153	618	142,040	846,856
Additions during the year	370	1,103	-	35	84	58	37	124,303	125,990
Acquisition through business combination (refer Note 52)	—	49	—	—	12	12	9	—	82
Disposals and adjustments during the year	(56)	(40,049)	—	(3)	(11)	(3)	(35)	(1,523)	(41,680)
Transfer/Capitalised during the year	—	145,651	222	—	—	—	—	(145,873)	-
Exchange differences	—	5	-	—	1	1	1	-	8
As at March 31, 2026	14,623	791,291	5,091	181	271	221	630	118,948	931,256

Accumulated depreciation
As at April 1, 2023	—	66,270	37	125	69	44	121	—	66,666
Charge for the year (refer Note 32)	—	15,526	15	4	17	8	58	—	15,628
Depreciation capitalised during the year	—	283	32	2	6	2	44	—	369
Disposals and adjustments during the year	—	(1,397)	—	—	(4)	—	(8)	—	(1,409)
As at March 31, 2024	—	80,682	84	131	88	54	215	—	81,254
Charge for the year (refer Note 32)	—	18,860	16	2	11	9	43	—	18,941
Depreciation capitalised during the year	—	407	56	3	14	4	86	—	570
Disposals and adjustments during the year	—	(953)	—	—	(8)	(1)	(14)	—	(976)
As at March 31, 2025	—	98,996	156	136	105	66	330	—	99,789
Charge for the year (refer Note 32)	—	23,434	13	3	14	13	26	—	23,503
Disposals and adjustments during the year	—	(2,318)	—	(3)	—	(1)	(23)	—	(2,345)
Depreciation capitalised during the year	—	127	158	6	22	6	108	—	427
As at March 31, 2026	—	120,239	327	142	141	84	441	—	121,374

Net book value
As at April 1, 2024 (INR)	14,225	503,441	1,317	18	88	75	271	159,165	678,600
As at March 31, 2025 (INR)	14,309	585,536	4,713	13	80	87	288	142,040	747,066
As at March 31, 2026 (INR)	14,623	671,052	4,764	39	130	137	189	118,948	809,882
As at March 31, 2026 (USD)	156	7,152	51	0	1	1	2	1,268	8,631

Mortgage and hypothecation on property, plant and equipment:

Property, plant and equipment are subject to a pari passu first charge to respective lenders for project term loans, buyer's / supplier's credit, senior secured notes, working capital loan, debentures and acceptances as disclosed in Note 18 and 23.

Capitalised borrowing costs

The amount of borrowing costs capitalised in Property, plant and equipment during the year ended March 31, 2026 was INR 11,269 (March 31, 2025: INR 11,873, March 31, 2024 INR 11,938). The rate ranging between 5.93% to 9.70% (March 31, 2025: 6.70% to 12%) used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general borrowings.

Assets on operating lease (also refer Note 38 and Note 53)

Plant and equipment includes assets given on operating lease having gross cost of INR Nil (March 31, 2025: INR 11,700; April 1, 2024: INR 7,416) and on which depreciation of INR Nil (March 31, 2025: INR 188; March 31, 2024: INR 35) was charged leading to net book value of INR Nil (March 31, 2025: INR 11,477; April 1, 2024: INR 7,381). Also, capital work in progress includes INR Nil (March 31, 2025: INR 608; April 1, 2024: INR 3,846) which once ready will be given on operating lease. The assets including capital work in progress which were put to use during the year, which were given on operating lease were sold to third parties.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

6.
Intangible assets

	Computer software	Customer contracts#	Customer relationship*	Development rights	Other intangible assets	Carbon credit rights	Goodwill	Intangible asset under development	Total intangible assets
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)
Cost
As at April 1, 2023	622	32,592	-	36	7	—	11,596	151	45,004
Additions during the year	180	—	—	—	—	626	—	30	836
Transfer/Capitalised during the year	124	—	—	—	—	—	—	(124)	-
As at March 31, 2024	926	32,592	-	36	7	626	11,596	57	45,840
Additions during the year	-	—	—	—	—	—	—	110	110
Assets held for sale	(29)	—	—	—	—	—	—	—	(29)
Disposals and adjustments during the year	(41)	-	-	-	-	-	-	-	(41)
Transfer/Capitalised during the year	76	—	—	—	—	—	—	(76)	-
As at March 31, 2025	932	32,592	-	36	7	626	11,596	91	45,880
Additions during the year	257	-	-	—	—	—	—	—	257
Acquisition through business combination (refer Note 52)	589	-	1,005	—	—	—	5,531	—	7,125
Disposals and adjustments during the year	(46)	—	—	—	—	—	(37)	(62)	(145)
Transfer/Capitalised during the year	7	—	—	—	—	—	—	(7)	-
Exchange differences	8	-	76				471	-	555
As at March 31, 2026	1,747	32,592	1,081	36	7	626	17,561	22	53,672

Accumulated amortisation
As at April 1, 2023	250	6,154	-	5	0	—	—	0	6,409
Charge for the year (refer Note 32)	136	1,348	-	1	0	—	—	0	1,485
Capitalised during the year	—	63	-	—	—	—	—	—	63
As at March 31, 2024	386	7,565	-	6	0	—	—	0	7,957
Charge for the year (refer Note 32)	48	1,416		0	1	167	—	0	1,632
Assets held for sale	(20)	—	—	—	—	—	—	—	(20)
Capitalised during the year	94	—	—	—	—	—	—	—	94
As at March 31, 2025	508	8,981	-	6	1	167	—	0	9,663
Charge for the year (refer Note 32)	163	1,415	154	1	—	144	—	—	1,877
Impairment for the year (refer Note 32)	—	—	—	—	—	160	812	—	972
Capitalised during the year	106	—	—	—	—	—	—	—	106
Disposals and adjustments during the year	(32)					—			(32)
As at March 31, 2026	745	10,396	154	7	1	471	812	0	12,586

Net book value
As at April 1, 2024 (INR)	540	25,027	-	30	7	626	11,596	57	37,883
As at March 31, 2025 (INR)	424	23,611	-	30	6	459	11,596	91	36,217
As at March 31, 2026 (INR)	1,002	22,196	927	29	6	155	16,749	22	41,086
As at March 31, 2026 (USD)	11	237	10	0	0	2	179	0	438

# Remaining life of customer contracts ranges from 12 to 18 years as on March 31, 2026 (March 31, 2025: 13 to 19 years, March 31, 2024: 14 to 20 years).

* Remaining life of customer relationship is 9 years.

Mortgage and hypothecation on intangible assets:

Intangible assets are subject to a pari passu first charge to respective lenders for senior secured bonds, project term loans, buyer's / supplier's credit, working capital loan, debentures, senior secured notes and acceptances as disclosed in Note 18 and Note 23.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Below is the break-up of carrying value of goodwill allocated to each cash generating units (CGU)/group of CGU:

		As at March 31,
Group of CGU / individual CGU	Segment	2026	2025

Ostro Energy Group	Generation and sale of renewable power	9,091	9,903
ReNew Vayu Urja	Generation and sale of renewable power	756	756
Prathamesh Solarfarms	Generation and sale of renewable power	428	428
3E NV	Software solutions (included in non reportable segment)	6,002	-

Others*	Generation and sale of renewable power	472	509
		16,749	11,596

* includes amount allocated against multiple CGUs and the amount allocated to each CGU is not material.

CGUs under Generation and sale of renewable power segment

The Group undertook impairment testing of Goodwill assigned to each individual or Group of CGUs in this segment as at March 31, 2026 and 2025 by computing their recoverable value by applying the Value in Use ('VIU') approach. The Group has entered into Power Purchase Agreements (PPA) upto 25 years which entitles the Group to a fixed tariff over the tenure of PPAs. Accordingly, for computing the VIU, the Group has determined cash flow projections based on fixed tariffs as specified in the PPAs upto the remaining tenure of PPAs ranging from 12 to 18 years, and for periods, thereafter, forecasted tariffs based on assessment provided by an external specialist. The key assumptions used in computation of VIU are the Plant Load Factor (PLF), a measure of average capacity utilisation of a power plant, used in revenue projections, and discount rates.

The PLF is determined based on future forecasts based on past performance for all CGUs. Additionally for wind power plants (applicable for Ostro Energy Group, ReNew Vayu Urja and part of Others), the Group also considered study of future wind speed. Discount rates for all CGUs are based on weighted average cost of capital. These assumptions are forward-looking and are affected by future economic and climatic conditions including wind speed.

CGUs under Software solutions Segment

The Group computed the recoverable value of CGU on July 1, 2025, the date on which the Group gained the ability to control 3E NV by applying VIU approach. The computation of VIU involved significant assumptions around revenue growth rate and discount rate. The Group used board approved budgets for next five years (upto March 2030) thereafter a terminal growth rate based on business and industry outlook. The Group applied a discount rate based on the weighted average cost of capital. The Group assessed impairment indicators as at March 31, 2026 and in the absence of any indicators, did not undertake a fresh impairment assessment at the year end.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Based on the results of the impairment test, the Group recognized an impairment loss of INR 812 in respect of Ostro Energy CGU, as the carrying amount exceeded its recoverable value. For all other CGUs/ Group of CGUs, the estimated recoverable value was more than their respective carrying values, by the following amounts on the valuation dates:

		As at March 31,
Group of CGU / individual CGU	Segment	2026	2025

Ostro Energy Group[1]	Generation and sale of renewable power	-	5,615
ReNew Vayu Urja[2]	Generation and sale of renewable power	814	1,527
Prathamesh Solarfarms[3]	Generation and sale of renewable power	813	970
3E NV4	Software solutions (included in non reportable segment)	-	Not Applicable
Others[5]	Generation and sale of renewable power	1,529	3,220

(1)
During the year ended 31 March 2026, the Group recognized an impairment loss of INR 812, as the carrying amount exceeded its recoverable value of INR 65,090. The impairment arose as the cash flows from this Group of CGU are expected to be generated only for a finite period of time. With the passage of time, the reduction in expected future cash flows coupled with some changes in key assumptions, triggered this impairment. The Group engaged external specialists to assist in determining (a) future PLFs and (b) discount rates and computation of VIU., The Group has applied a discount rate of 12.71% (March 31, 2025: 12.15%), and PLF of 26.17% (March 31, 2025: 26.27%). Increase in discount rate by 0.5% or a decrease in PLF by 0.5% would lead to a decrease in the recoverable value of the CGU by INR 2,312 and INR 1,565 respectively.
(2)
The Group has currently estimated discount rate of 12.54% (March 31, 2025:13.22%), and PLF of 27.89% (March 31, 2025: 28.23%) in determination of VIU. The Management believes that any reasonably possible change in the key assumptions used in measurement of value in use would not cause the carrying amount of CGU to exceed the value in use.
(3)
The Group has currently estimated discount rate of 12.78% (March 31, 2025: 12.25%), and PLF of 23.45% (March 31, 2025: 22.86%) in determination of VIU. The Management believes that any reasonably possible change in the key assumptions used in measurement of value in use would not cause the carrying amount of CGU to exceed the value in use.
(4)
The recoverable value approximates its carrying value. The Group estimated a revenue growth rate of 16.80% to 25% over the next five years and thereafter a terminal growth rate of 2.2% and a discount rate of 12.70%. A reduction in revenue growth rate by 1% or increase in discount rate by 0.5% would lead to impairment charge of INR 402 and INR 603 respectively.
(5)
The Group has currently estimated discount rates ranging between 12.39% to 14.77% (March 31, 2025: 12.15% to 14.15%), and PLF of 18.13% to 24.62% (March 31, 2025: 18.47% to 25.36%) in determination of VIU. The Management believes that any reasonably possible change in the key assumptions used in measurement of value in use would not cause the carrying amount of each individual CGU to exceed the value in use.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

7.
Right of use assets

	Leasehold land	Building	Total
Cost
As at April 1, 2023	10,865	1,200	12,065
Additions during the year	3,234	19	3,253
Disposals and adjustments during the year	(445)	—	(445)
As at March 31, 2024	13,654	1,219	14,873
Additions during the year	2,072	391	2,463
Disposals and adjustments during the year	(235)	—	(235)
As at March 31, 2025	15,491	1,610	17,101
Additions during the year	4,886	218	5,104
Acquisition through business combination (refer Note 52)	—	187	187
Disposals and adjustments during the year	(728)	(481)	(1,209)
Exchange differences	—	16	16
As at March 31, 2026	19,649	1,550	21,199

Accumulated depreciation
As at April 1, 2023	915	532	1,447
Charge for the year (refer Note 32)	341	129	470
Capitalised during the year	16	92	108
Disposals and adjustments during the year	(50)	—	(50)
As at March 31, 2024	1,222	753	1,975
Charge for the year (refer Note 32)	18	79	97
Capitalised during the year	386	172	558
Disposals and adjustments during the year	(35)	—	(35)
As at March 31, 2025	1,591	1,004	2,595
Charge for the year (refer Note 32)	309	77	386
Capitalised during the year	182	233	415
Disposals and adjustments during the year	(106)	(405)	(511)
As at March 31, 2026	1,976	909	2,885

Net book value
As at April 1, 2024 (INR)	12,432	466	12,898
As at March 31, 2025 (INR)	13,900	606	14,506
As at March 31, 2026 (INR)	17,673	641	18,314
As at March 31, 2026 (USD)	188	7	195

------------------------------------This space has been left blank intentionally----------------------------------------

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

8.
Investment in jointly controlled entities and associates

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Investment in jointly controlled entities accounted using equity method (refer Note 51(a))	4,249	374	4
Investment in associates accounted using equity method (refer Note 51(b))	1	1	0
	4,250	375	4

9.
Trade receivables

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Trade receivables (refer Note 49)	26,415	25,303	270
Less: impairment allowances for expected credit losses	(2,147)	(1,209)	(13)
Total	24,268	24,094	257

Non-current	7,528	3,887	41
Current	16,740	20,207	215

Notes:

(i)
Trade receivables are principally non-interest bearing and are generally on terms of 7-90 days.
(ii)
Includes unbilled revenue of INR 6,882 (March 31, 2025: INR 6,983).
(iii)
Movement in the allowance for expected credit loss represents provision reversed/write back during the year ended March 31, 2026 of INR 938, net of provision created INR 269 (March 31, 2025 of INR 209, net of provision created INR 281).
(iv)
There is no material movement in trade receivables except for billing and collection.

10.
Investments

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Financial assets at fair value through profit or loss
Investment in energy funds	831	996	11
Investment in optionally-convertible debentures	247	403	4
Total	1,078	1,399	15

Current
Financial assets at fair value through profit or loss
Investment in mutual funds	264	7,286	78
Total	264	7,286	78

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

11.
Other financial assets

Non-current
Financial assets at amortised cost
Security deposits	577	829	9
Deferred consideration receivable	178	—	—
Bank deposits with remaining maturity for more than twelve months (refer Note 15)	2,433	3,792	40

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	3,309	5,851	62
Total	6,497	10,472	112

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Current
Financial assets at amortised cost
Loans to related parties (refer Note 42)	284	—	—
Loans to other body corporates	—	250	3
Security deposits	177	178	2
Deferred consideration receivable	207	351	4
Advances recoverable	634	713	8
Government grant receivable	288	679	7
Interest accrued on fixed deposits	900	1,059	11
Interest accrued on loans to related parties (refer Note 42)	15	—	—
Interest accrued on loans to other body corporate	—	15
Insurance claim receivable	448	1,051	11
Interest accrued on receivables (refer Note 34(i))	—	1,013	11
Others	106	474	5

Financial assets designated as a hedge instrument at fair value
Derivative instruments- hedge instruments	4,089	9,724	103

Total	7,148	15,507	165

Loans and receivables are non-derivative financial assets which generate fixed interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12.
Deferred tax assets (DTA) (net) / deferred tax liabilities (DTL) (net)

12A Deferred tax assets (net)

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Deferred tax assets (gross)
Compound financial instruments	3,466	3,459	37
Mark to market of derivative instruments	151	—	—
Difference in written down value of PPE and intangibles as per books of account and tax laws	70	7	0
Unamortised ancillary borrowing cost	1	1	0
Provision for decommissioning costs	592	811	9
Expected credit losses	182	69	1
Losses and unabsorbed depreciation available for offsetting against future taxable income	23,926	42,017	448
Unused tax credit (Minimum alternate tax)	292	346	4
Lease liabilities	666	817	9
Others	175	511	5
Deferred tax assets (gross) - Total (a)	29,521	48,038	512

Deferred tax liabilities (gross)
Mark to market of derivative instruments	667	1,006	11
Difference in written down value of PPE and intangibles as per books of account and tax laws	20,906	35,859	382
Unamortised ancillary borrowing cost	99	94	1
Right of use asset	712	700	7
Others	64	60	1
Deferred tax liabilities (gross) - Total (b)	22,448	37,719	402

Deferred tax assets (net) (a) - (b)	7,073	10,319	110

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12B Deferred tax liabilities (net)

	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Deferred tax liabilities (gross)
Compound financial instruments	195	430	5
Mark to market of derivative instruments	797	637	7
Difference in written down value of PPE and intangibles as per books of account and tax laws	68,256	69,084	736
Unamortised ancillary borrowing cost	168	141	1
Right of use asset	561	880	9
Others	66	158	2
Deferred tax liabilities (gross) - Total (c)	70,043	71,330	760

Deferred tax assets (gross)
Mark to market of derivative instruments	14	—	—
Unamortised ancillary borrowing cost	9	2	0
Provision for decommissioning costs	1,685	1,635	17
Expected credit losses	399	304	3
Losses and unabsorbed depreciation available for offsetting against future taxable income	39,487	37,244	397
Unused tax credit (Minimum alternate tax)	2,722	3,395	36
Lease liabilities	737	1,025	11
Government grant (viability gap funding)	355	334	4
Others	154	264	3
Deferred tax assets (gross) - Total (d)	45,562	44,203	471
Deferred tax liabilities (net) (c) - (d)	24,481	27,127	289

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12C Reconciliation of tax expense and the accounting profit multiplied by tax rate

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Accounting profit before income tax	8,142	10,034	13,620	145

Tax at the India's tax rate of 25.168% applicable to RPL (March 31, 2025: 25.168%)	2,540	2,525	3,428	37

Disallowance / (Allowance) under section 94B of the Income Tax Act (net) (1)	1,968	1,763	(1,003)	(11)
Tax rate differences	(115)	(217)	(498)	(5)
Unabsorbed depreciation and business losses (1) (2)	1,000	694	934	10
Change in estimates for recoverability of Minimum alternate tax	17	(53)	(1)	(0)
Adjustment of tax relating to earlier periods	(528)	582	137	1
On account of adoption of new tax law			—
- MAT credit written off	81	414	—	—
- Recognition / reversal of DTA/ DTL	(2)	(49)	—	—
Effect of tax holidays and other tax exemptions (3)	(288)	(20)	664	7
Other non-deductible expenses	(678)	(196)	(426)	(5)
Tax expense at the effective income tax rate	3,995	5,443	3,235	34
Current tax expense reported in the consolidated statement of profit or loss	981	1,514	3,775	40
Deferred tax expense reported in the consolidated statement of profit or loss	3,014	3,929	(540)	(6)
	3,995	5,443	3,235	34

Notes

(1)
The Group has not recognised DTA in absence of reasonable certainty towards its realisation. The net amount for 94B allowances for March 31, 2026 includes a credit of INR 1,922 representing a previously unrecognised DTA which the Group is now reasonably certain of realisation.
(2)
The amount is net off by INR Nil (March 31, 2025: INR 2,030, March 31, 2024: INR 1,064) that represents previously unrecognised DTA which was recognised in the current year.
(3)
The amount for March 31, 2026 includes a one time charge of INR 693 in few of the subsidiaries on account of their decision to move to the alternate lower tax regime and surrender future claim of tax holiday.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

12 D Reconciliation of DTA (net) and DTL (net):

a) For the year ended March 31, 2024

Particulars	Opening balance DTA / (DTL) as at April 1, 2023	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Addition through business combination (refer Note 52)	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2024
Compound financial instruments	2,554	380	—	(40)	—	1	2,895
Gain / (loss) on mark to market of derivative instruments	(432)	(268)	(84)	(275)	—	287	(772)
Difference in written down value of PPE & intangibles as per books of account and tax laws	(72,547)	(8,775)	—	—	—	3,237	(78,085)
Unamortised ancillary borrowing cost	(310)	(10)	—	—	—	1	(319)
Provision for decommissioning cost	4,312	(1,750)	—	—	—	(37)	2,525
Expected credit losses	384	38	—	—	—	—	422
Unabsorbed depreciation available for offsetting against future taxable income	51,202	5,160	711	—	—	(3,126)	53,947
Tax losses available for offsetting against future taxable income	686	1,364	—	—	—	—	2,050
Minimum alternate tax	2,376	658	—	—	—	—	3,034
Lease liabilities	724	534	—	—	—	(91)	1,167
Government grant (viability gap funding)	405	47	—	—	—	—	452
Right of use asset	(844)	(417)	—	—	—	87	(1,174)
Others	681	25	3	—	—	—	709
	(10,809)	(3,014)	630	(315)	—	359	(13,149)

b) For the year ended March 31, 2025

Particulars	Opening balance DTA / (DTL) as at April 1, 2024	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Addition through business combination (refer Note 52)	Adjustment on account of sale of subsidiary	Closing balance DTA/ (DTL) as at March 31, 2025
Compound financial instruments	2,895	407	—	(40)	—	—	3,262
Gain / (loss) on mark to market of derivative instruments	(772)	28	(32)	(480)	—	—	(1,256)
Difference in written down value of PPE & intangibles as per books of account and tax laws	(78,085)	(13,428)	—	—	—	2,463	(89,050)
Unamortised ancillary borrowing cost	(319)	63	—	—	—	—	(256)
Provision for decommissioning cost	2,525	(234)	—	—	—	(15)	2,276
Expected credit losses	422	158	—	—	—	—	580
Unabsorbed depreciation available for offsetting against future taxable income	53,947	8,483	42	—	—	(2,256)	60,216
Tax losses available for offsetting against future taxable income	2,050	1,111	—	—	—	—	3,161
Minimum alternate tax	3,034	(20)	—	—	—	—	3,014
Lease liabilities	1,167	287	—	—	—	(52)	1,402
Government grant (viability gap funding)	452	(98)	—	—	—	—	354
Right of use asset	(1,174)	(148)	—	—	—	50	(1,272)
Others	709	(538)	(10)	—	—	—	161
	(13,149)	(3,929)	0	(520)	—	190	(17,408)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c)
For the year ended March 31, 2026

Particulars	Opening balance DTA / (DTL) as at April 1, 2025	Income / (expense) recognised in profit or loss	Income / (expense) recognised in OCI	Income / (expense) recognised in equity	Addition through business combination (refer Note 52)	Adjustment on account of sale of subsidiary	Closing balance DTA / (DTL) as at March 31, 2026
Compound financial instruments	3,262	(145)	—	—	—	(21)	3,096
Gain / (loss) on mark to market of derivative instruments	(1,256)	298	(697)	—	—	20	(1,635)
Difference in written down value of PPE & intangibles as per books of account and tax laws	(89,050)	(20,104)	—	—	(144)	4,303	(104,995)
Unamortised ancillary borrowing cost	(256)	31	—	—	—	(6)	(231)
Provision for decommissioning cost	2,276	187	—	—	—	(17)	2,446
Expected credit losses	580	(208)	—	—	—	—	372
Unabsorbed depreciation available for offsetting against future taxable income	60,216	19,446	216	—	—	(3,584)	76,294
Tax losses available for offsetting against future taxable income	3,161	(230)	—	—	—	—	2,931
Minimum alternate tax	3,014	728	—	—	—	—	3,742
Lease liabilities	1,402	548	—	—	—	(109)	1,841
Government grant (viability gap funding)	354	(20)	—	—	—	—	334
Right of use asset	(1,272)	(400)	—	—	—	93	(1,579)
Others	161	409	6	—	—	—	576
	(17,408)	540	(475)	—	(144)	679	(16,808)

The Group based on profit projections supported by existing PPAs and underlying contractual agreements believes that the utilisation of entire deferred tax assets is probable. All items of deferred tax assets have an infinite life except for those on tax losses and MAT which can be carried forward for a maximum period 8 years and 15 years, respectively, from the date of their origination. The Group based on its current profit projections expects to realise the deferred tax asset recognised on tax losses and MAT in their respective permissible carried forward periods. Additionally, the Group has performed sensitivities by reducing revenues and profits by 5% and noted that there was no material impact on recoverability of the recognised deferred tax assets.

The Group has tax losses amounting to INR 22,911 (March 31, 2025: INR 15,002; March 31, 2024: INR 17,538) having an expiry period of 1 to 8 years (March 31, 2025 and 2024: 1 to 8 years), unabsorbed depreciation amounting to INR 76 (March 31, 2025: INR 13; March 31, 2024: INR 5,187) which are available for utilisation indefinitely and MAT credit amounting to INR 25 (March 31, 2025: INR 16; March 31, 2024: INR 229) having an expiry period of 4 to 15 years (March 31, 2025: 5 to 15 years and March 31, 2024: 8 to 15 years) on which deferred tax assets have not been recognised as there may not be sufficient taxable profits to offset these losses.

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

12E There are additional disallowances / additions to returned income of RPL in earlier years on account of share based payment expenses, interest expense and few other disallowances. The management based on past legal precedents and the views of tax specialists believes that it has strong grounds on merit for successful appeal in this matter. The total exposure on the Group on account of such disallowances is INR 1,675 (March 31, 2025: INR 1,675) plus applicable interest till the settlement of such disputes. Further, the management based on past legal precedents and the views of tax specialists also believes that no penalty can be levied on such issue.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

13.
Other non - financial assets

	As at March 31,	As of March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Prepayments	1,505	1,208	13
Capital advance	7,995	10,971	117
Advances recoverable	47	681	7
Balances with government authorities	31	31	0
Total	9,578	12,891	137

Current
Prepayments	1,585	2,003	21
Advances recoverable	1,241	2,530	27
Balances with government authorities	2,646	4,235	45
Others	4	4	0
Total	5,476	8,772	93

14.
Inventories

	As at March 31,	As of March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Consumables and spares	2,233	4,182	45
Raw Material	—	3,572	38
Finished goods	1,875	5,553	59
Emission reduction certificates (recorded as government grants)	56	231	2
Total	4,164	13,538	144

15.
Cash and bank balances

	As at March 31,	As of March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Cash and cash equivalents
Cash and cheque on hand	1	2	0
Balance with banks
- On current accounts	15,083	8,165	87
- Deposits with original maturity of less than 3 months #	25,335	14,678	156
	40,419	22,845	243

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	As at March 31,	As of March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Bank balances other than cash and cash equivalents
Deposits with
- Remaining maturity of less than twelve months #	40,099	46,706	498
- Remaining maturity of more than twelve months #	2,433	3,791	40
	42,532	50,497	538
Less: amount disclosed under other financial assets (refer Note 11) #	(2,433)	(3,791)	(40)
Total	40,099	46,706	498

Fixed deposits of INR 32,256 (March 31, 2025: INR 27,552) are under lien with various banks for the purpose of Debt Service Reserve Account and as margin money for the purpose of letter of credit / bank guarantee etc.

# The bank deposits have an original maturity period of 8 days to 3,475 days (March 31, 2025: 8 days to 3,563 days) and carry an interest rate of 2.75% - 8.16% per annum (March 31, 2025: 3.25% - 8.10% per annum) which is receivable on maturity.

16.
Share capital

Authorised share capital

There is no requirement under the UK Companies Act for the Company to have Authorised Capital.

Issued share capital

	Number of shares	Issued capital	Share premium
		(INR)	(INR)
As at April 1, 2023	373,037,667	4,808	154,136
Shares issued during the year	280,940	0	17
Shares bought back, held as treasury stock*	(10,688,015)	(0)	—
As at March 31, 2024	362,630,592	4,808	154,153
Shares issued during the year	138,553	0	51
As at March 31, 2025	362,769,145	4,808	154,204
Shares issued during the year	1,633,546	0	1,161
Shares forfeited during the year	(1)	(0)	-
As at March 31, 2026 (INR)	364,402,690	4,808	155,365
As at March 31, 2026 (USD)	364,402,690	51	1,656

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

During the year ended March 31, 2024, the Brokers purchased 10,688,015 Class A Ordinary Shares for a consideration equivalent of INR 4,926. All the foregoing shares (including the 1,655,300 which were held pending cancellation as of March 31, 2022) were repurchased into treasury by the Company. Consequently, the retained earnings account for the year ended March 31, 2024 was reduced by INR 4,926.

During the year ended March 31, 2026 and 2025, no Class A Ordinary Shares were purchased by the Company. As of March 31, 2026 and 2025, we held 38,698,288 Class A Ordinary Shares as treasury shares.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Terms / rights attached to equity shares of the Company

The Company has four classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights

a) Class A shares	USD 0.0001	246,038,922

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

Total shares		364,402,690

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

17.
Other equity

17A Retained earnings / (losses)

(Amounts in INR)
As at April 1, 2023	(53,610)
Profit for the year	3,404
Re-measurement loss on defined benefit plans (net of tax)	(14)
Acquisition of interest by NCI in subsidiaries	30
Debenture redemption reserve released on account of repayment of debentures	5
Change in fair value of put option liability / derecognition of non-controlling interests during the year	(1,380)
Shares bought back, held as treasury stock (refer Note 16)	(4,926)
Allocation to non controlling interest	58
As at March 31, 2024	(56,433)
Profit for the year	3,814
Re-measurement loss on defined benefit plans (net of tax)	40
Forfeiture of vested options	103
Debenture redemption reserve created during the year	(759)
Change in fair value of put option liability / derecognition of non-controlling interests during the year	(215)
Allocation to non controlling interest	(305)
As at March 31, 2025	(53,755)
Profit for the year	9,841
Re-measurement loss on defined benefit plans (net of tax)	32
Forfeiture of vested options	328
Debenture redemption reserve created during the year	(759)
Change in fair value of put option liability / derecognition of non-controlling interests during the year	1,169
Allocation to non controlling interest	(77)
As at March 31, 2026 (INR)	(43,221)
As at March 31, 2026 (USD)	(461)

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

17B Other components of equity

(Amounts in INR)
As at April 1, 2024*	2,689
As at March 31, 2025*	7,345
As at March 31, 2026 (INR) *	8,908
As at March 31, 2026 (USD) *	95

* Represents hedge reserve, share based payment reserve, capital reserve, debenture redemption reserve and foreign currency translation reserve as explained below.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(i)
Hedge reserve

(Amounts in INR)
As at April 1, 2023	(618)
OCI for the year (refer Note 50)	(2,205)
Attributable to non-controlling interests (refer Note 50)	129
Amount transferred to property, plant and equipment	827
As at March 31, 2024	(1,867)
OCI for the year (refer Note 50)	(97)
Attributable to non-controlling interests (refer Note 50)	(53)
Amount transferred to property, plant and equipment	1,427
As at March 31, 2025	(590)
OCI for the year (refer Note 50)	1,227
Attributable to non-controlling interests (refer Note 50)	(67)
Amount transferred to property, plant and equipment	513
As at March 31, 2026 (INR)	1,083
As at March 31, 2026 (USD)	12

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

(ii)
Share based payment reserve

(Amounts in INR)
As at April 1, 2023	5,886
Expense for the year	2,278
Shares issued during the year	(15)
As at March 31, 2024	8,149
Expense for the year	2,402
Forfeiture of vested options	(103)
Shares issued during the year	(51)
As at March 31, 2025	10,397
Expense for the year	1,779
Forfeiture of vested options	(328)
Shares issued during the year	(619)
As at March 31, 2026 (INR)	11,229
As at March 31, 2026 (USD)	120

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Nature and purpose

The share based payment reserve is used to recognise the grant date fair value of options issued to employees under employee stock option plan.The amounts recognised in this reserve are transferred to INR 947 (March 31, 2025: INR 154; March 31, 2024: INR 15) when Options are exercised by the employees or they expire unexercised.

(iii)
Capital reserve

(Amounts in INR)
As at April 1, 2023	(5,497)
Acquisition of non-controlling interest	252
Allocation to non-controlling interest	(17)
As at March 31, 2024	(5,262)
Acquisition of non-controlling interest	425
Allocation to non-controlling interest	(26)
As at March 31, 2025	(4,863)
Allocation to non-controlling interest	1
As at March 31, 2026 (INR)	(4,862)
As at March 31, 2026 (USD)	(52)

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

(iv)
Debenture redemption reserve

(Amounts in INR)
As at April 1, 2023	1,200
Debenture redemption reserve transferred to retained earnings / (losses) during the year	(5)
Allocation to non controlling interest	0
As at March 31, 2024	1,195
Debenture redemption reserve transferred to retained earnings / (losses) during the year	759
Allocation to non controlling interest	(118)
As at March 31, 2025	1,836
Debenture redemption reserve transferred to retained earnings / (losses) during the year	759
Allocation to non controlling interest	(56)
As at March 31, 2026 (INR)	2,539
As at March 31, 2026 (USD)	27

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(v)
Foreign currency translation reserve

(Amounts in INR)
As at April 1, 2023	547
Exchange differences on translation of foreign operations	(68)
Allocation to non controlling interest	(5)
As at March 31, 2024	474
Exchange differences on translation of foreign operations	87
Allocation to non controlling interest	4
As at March 31, 2025	565
Exchange differences on translation of foreign operations (net)	(1,069)
Allocation to non controlling interest	(149)
(Gain) recycled to profit & loss (refer Note 29)	(428)
As at March 31, 2026 (INR)	(1,081)
As at March 31, 2026 (USD)	(12)

Nature and purpose

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed-off.

18.
Interest-bearing loans and borrowings - long term

				Non-current			Current
				As at March 31,	As at March 31,		As at March 31,	As at March 31,
	Notes	Interest rate (p.a.)	Maturity	2025	2026	2026	2025	2026	2026
				(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Debentures
- Non convertible debentures (secured)	(i)	6.03% - 11.50%	May 2026 to June 2054	50,146	15,391	164	22,828	64,436	687
- Compulsorily convertible debentures (unsecured)	(ii)	8.00% - 13.00%	March 2027 to August 2060	20,245	15,776	168	—	6,735	72
- Optionally convertible debentures (unsecured)	(iii)	8.00%	May 2053 to Jul 2053	2,537	2,497	27	—	207	2
Term loan from banks (secured)	(iv)	5.05% - 9.50%	June 2026 to March 2045	146,265	171,910	1,832	17,552	44,001	469
Term loan from financial institutions (secured)	(v)	6.33% - 10.60%	May 2026 to January 2046	211,403	172,300	1,836	20,004	42,408	452
Senior secured notes (secured)	(vi)	4.50% - 7.28%	Mar 2027 to February 2031	151,711	149,453	1,592	—	25,500	272
Others (unsecured)	(vii)	5.25%	March 2028	—	294	3	—	—	—
Interest-bearing loans and borrowings - total #				582,307	527,621	5,623	60,384	183,287	1,953
Amount disclosed under the head 'Interest-bearing loans and borrowings - short term' (refer Note 23)				—	—	—	(60,384)	(183,287)	(1,953)
Interest-bearing loans and borrowings - net				582,307	527,621	5,623	—	—	0

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

The Group's borrowings are subject to various financial and general covenants. The entities of the Group are generally required to test covenant as at the financial year end, except for loan arrangements amounting to INR 267,959 (As at March 31, 2025: 288,170), wherein the Debt Service Coverage Ratio, Debt Equity Ratio, Interest Service Coverage Ratio, Net Priority Debt Leverage, Debt to EBITDA and Debt to Tangible Net Worth are required to be tested by the entity availing the facility either quarterly or semi-annually based on its individual financial performance or RPL’s consolidated financial performance.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

There are no unremediated breaches of the covenants on any interest bearing loans and borrowings as at March 31, 2026. The Company expects to be in compliance with all covenants that would fall due for testing within 12 months after the reporting date. The non-compliance with these covenants, if not remediated, would permit the lender to immediately call the loan and borrowings.

Notes:

(a)
Details of terms and security
(i)
Non convertible debentures (secured)

The debentures are secured by way of first pari passu charge on the respective Group entity’s immovable properties, movable assets, current assets, cash accruals including but not limited to current assets, receivables, book debts, cash and bank balances, loans and advances etc. present and future. For terms of non convertible debentures, refer Note 18(b).

(ii)
Compulsorily convertible debentures (unsecured)

Terms of conversion of CCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Number of debentures	Interest coupon rate	Moratorium period	Conversion Terms
ReNew Solar Energy (Jharkhand three) Private Limited	6	965	March 31, 2027	8,775,454	8.00%	Not applicable
IB Vogt Solar Seven Private Limited	40	23	August 18, 2060	2,299,544	10.00%	24 months from the date of issue	One equity share will be issued for each CCD on the maturity date (1:1)
Renew Surya Roshani Private Limited	26	15,308	August 5, 2048	866,076,759	13.00%	Not applicable
Total		16,296		877,151,757

(iii)
Optionally convertible debentures (unsecured)

Terms of conversion of OCDs

Entity	Tenure (years)	Total proceeds	Maturity date	Number of debentures	Interest coupon rate	Moratorium period	Conversion Terms
ReNew Surya Ojas Private Limited	30	4,478	May 31, 2053 and July 5, 2053	245,404,555	8.00%	Not applicable	One equity share will be issued for each OCD on the maturity date (1:1) at the option of holder subject to shareholding pattern remain constant

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(vi)
Senior secured notes (secured)

Notes are secured by way of exclusive mortgage over immovable properties and exclusive charge by way of hypothecation of tangible and intangible movable assets. Further secured by way of hypothecation over rights and benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the company. Secondary charge over the account receivables, book debts and cash flows. The senior secured notes shall be repaid through bullet payments starting from March 2027 to January 2032.

(vii)
Others (unsecured)

The loan is repayable in a single bullet repayment on the due date.

(b)
The details of non convertible debentures (secured) are as below:

			Numbers of NCDs outstanding		Outstanding amount
		Face value per	As at March 31,		As at March 31,			Nominal
Listing status	Debenture Series	NCD (INR)	2025	2026	2025	2026	2026	interest rate (p.a.)	Earliest redemption date	Last date of repayment	Terms of repayment
					(INR)	(INR)	(USD)
Listed	Not applicable	1,000,000	1,945	1,590	1,945	1,590	17	9.75%	September 30, 2025	October 31, 2026	Half yearly
Listed	Series-2	1,000,000	951	865	951	865	9	9.10%	September 30, 2025	September 30, 2034	Half yearly
Listed	Series-3	1,000,000	3,964	3,603	3,964	3,603	38	9.10%	September 30, 2025	September 30, 2034	Half yearly
Non listed	Not applicable	1,000,000	1,342	1,239	1,342	1,239	13	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	5,863	5,412	5,863	5,412	58	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	3,323	3,068	3,323	3,068	33	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	10,157	9,377	10,157	9,377	100	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	1,504	1,388	1,504	1,388	15	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	3,175	2,931	3,175	2,931	31	6.03%	February 28, 2026	August 22, 2026	Yearly
Non listed	Not applicable	1,000,000	3,841	3,546	3,841	3,546	38	6.03%	February 28, 2026	August 22, 2026	Yearly
Listed	Not applicable	100,000	25,000	—	2,500	—	—	9.55%	August 11, 2026	August 11, 2026	Bullet
Non listed	Not applicable	10	36,732,513		367	—	—	11.50%	December 5, 2052	December 5, 2052	Bullet
Non listed	Not applicable	10	26,661,237		267	—	—	11.50%	February 16, 2053	February 16, 2053	Bullet
Non listed	Not applicable	10	9,594,200		96	—	—	11.50%	November 9, 2053	November 9, 2053	Bullet
Non listed	Not applicable	10	23,598,000		236	—	—	11.50%	November 9, 2053	November 9, 2053	Bullet
Non listed	Not applicable	100,000	20,000	20,000	2,000	2,000	21	9.30%	June 1, 2026	June 1, 2026	Bullet
Listed	Series-A	100,000	1,500	1,500	150	150	2	10.24%	May 25, 2026	May 25, 2026	Bullet
Listed	Not applicable	100,000	—	136,500	—	13,650	145	9.90%	December 15, 2026	December 15, 2026	Bullet
Listed	Not applicable	100,000	80,000	—	8,000	—	—	10.18%	April 30, 2025	April 30, 2025	Bullet
Listed	Not applicable	100,000	65,000	52,500	6,500	5,250	56	9.43%	January 1, 2027	January 1, 2027	Yearly
Non listed	Not applicable	10	19,903,929	—	199	—	—	11.50%	June 28, 2054	June 28, 2054	Bullet
Non listed	Not applicable	10	6,799,118	—	68	—	—	11.50%	June 28, 2054	June 28, 2054	Bullet
Non listed	Not applicable	10	19,626,496	19,626,496	196	196	2	11.50%	June 28, 2054	June 28, 2054	Bullet
Listed	Not applicable	100,000	50,000	—	5,000	—	—	10.18%	August 22, 2025	August 22, 2025	Bullet
Non listed	Not applicable	100,000	-	60,000	—	6,000	64	10.20%	December 31, 2026	December 31, 2026	Bullet
Listed	Not applicable	100,000	—	48,802	—	4,880	52	7.69%	March 27, 2029	March 27, 2029	Quarterly
Listed	Not applicable	100,000	72,278	69,158	7,228	6,916	74	8.44%	June 30, 2025	August 31, 2029	Quarterly

Total (gross)					68,872	72,060	768
Transaction costs, discount on issue and premium on redemption					4,102	7,767	83
Total					72,974	79,827	851

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

19.
Lease liabilities

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Lease liabilities (refer Note 38)	8,282	11,343	121
Total	8,282	11,343	121

Current
Lease liabilities (refer Note 38)	977	1,090	12
Total	977	1,090	12

20.
Other financial liabilities

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Financial liabilities at fair value
Liability for put options - non-controlling interests*	5,344	4,508	48
Employee share based payment obligation (refer Note 39(c) & 39(d))	-	1,160	12

Financial liabilities designated as fair value through profit & loss
Liability for put options#	-	9,047	96

Financial liabilities at amortised cost
Liability for operation and maintenance	1,015	1,015	11

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	217	89	1
	6,576	15,819	169
Current
Financial liabilities at fair value
Liability for put options - non-controlling interests*	1,027	1,136	12
Employee share based payment obligation (refer Note 39(c) & 39(d))	-	18	0
Derivative instruments - share warrants (refer Note 40)	190	14	0

Financial liabilities at amortised cost
Capital creditors	32,545	44,176	471
Purchase consideration payable	44	4	0
Liability for operation and maintenance	308	308	3

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	640	14	0
Total	34,754	45,670	487

*Non-controlling interests have an option to offload their shareholding to the Company in accordance with the terms mentioned in the agreement with them at fair value of shares for cash on the date of exercise of the Put option. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (refer Note 42).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

#A third party has invested in Compulsorily Convertible Preference Shares (CCPS) in one of the subsidiary of the Group. The CCPS are convertible into variable number of equity shares based on a pre-defined formula. The Group has issued a put option to the said investor which allows them the option on the eight anniversary of the initial investment to either sell their investments at a pre agreed return or else continue to remain invested in the subsidiary.

21.
Other non-financial liabilities

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Deferred government grant*	181	169	2
Provision for gratuity (refer Note 37)	265	446	5
Others	676	762	8
	1,122	1,377	15

Current
Deferred government grant*	11	11	0
Provision for gratuity (refer Note 37)	50	86	1
Provision for compensated absences	271	403	4
Advance from customers	1,240	1,639	17
Statutory dues payable	4,424	5,640	60
	5,996	7,779	83

*Movement in the deferred government grant is as below:

Opening balance	203	192	2
Released to the statement of profit or loss	(11)	(11)	(0)
Total	192	181	3

22.
Provisions

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current
Provision for decommissioning costs	9,484	10,304	110
Provision for warranty	—	265	3
Total	9,484	10,569	113

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	Provision for warranty	Provision for decommissioning costs
As at April 1, 2023 (INR)	-	16,859
Arised during the year	-	2,429
Disposal of subsidiaries	-	(149)
Unwinding of discount on provisions	-	977
Adjustment during the year*	-	(9,608)
As at March 31, 2024 (INR)	-	10,508
Arised during the year	42	804
Disposal of subsidiaries	-	(61)
Unwinding of discount on provisions	-	773
Adjustment during the year*	-	(2,540)
As at March 31, 2025 (INR)	42	9,484
Arised during the year	223	1,103
Disposal of subsidiaries	-	(85)
Unwinding of discount on provisions	-	695
Adjustment during the year*	-	(893)
As at March 31, 2026 (INR)	265	10,304
As at March 31, 2026 (USD)	3	110

* Adjustment during the year relates to revision in the provision for decommissioning costs on account of changes in the estimated future costs, or in the discount rate applied as at the end of reporting period.

Note

(a)
Provision has been recognised for decommissioning costs associated with land taken on leases wherein the Group is committed to decommission the site as a result of construction of wind and solar power projects.
(b)
The provision for warranty relates to the expected cost of repairs and replacement of modules sold during the year. Assumption used to calculate these assurance type warranties is based on current sales volume and available information and is reassessed annually. These costs are expected over warranty period of the modules.

23.
Interest-bearing loans and borrowings - short term

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Working capital term loan (secured)	18,670	6,068	65
Bank overdrafts (secured)	-	1,021	11
Acceptances (secured)	55,488	33,973	362
Buyer's / supplier's credit (secured)	6,169	13,308	142
Term loan from banks and financial institutions (secured)	—	2,488	27
Current maturities of long term interest-bearing loans and borrowings (refer Note 18)	60,384	183,287	1,953
Total #	140,711	240,145	2,559

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Working capital term loan (secured)

The bank facilities, comprising term loans carries interest ranging from 6.85% to 11.15% per annum (March 31, 2025: 8.45% to 11.15% per annum) and is repayable with a bullet payment at the end of the tenure i.e. 30 to 365 days. It is secured by first charge by way of hypothecation of the entire movable properties of the respective borrower, including movable plant and machinery, machinery spares, tools and accessories, furniture, fixture and all other movable properties, book debts, operating cash flows, receivables, commission and revenues, all other current assets, intangible assets, goodwill, uncalled up capital except project assets.

Bank overdrafts (secured)

The bank overdraft facilities carry interest rates ranging from 7.25% to 8.40% per annum, secured by fixed deposits.

Acceptances (secured)

Acceptances represent creditors to whom banks have issued letter of credits. The letter of credits are secured by pari passu charge over all present and future current assets and movable fixed assets of the respective project Company for which such acceptances are taken and the discount rate of acceptances ranges from 6.20% to 8.46% per annum (March 31, 2025: 7.00% to 9.94% per annum). The maturity period ranges from 3 to 12 months.

Buyer's / supplier's credit (secured)

Buyer's/ Supplier credit carries an interest rate of 3.10% to 6.38% (March 31, 2025: 3.35% to 4.94%) and is secured by first pari passu first charge by way of mortgage of all the present and future immovable properties, hypothecation of movable assets, book debt, operating cash flows, receivables, commissions, revenue of whatsoever nature, all bank accounts and all intangibles assets, assignment of all rights, title, interests, benefits, claims etc. of project documents, PPA, and insurance contracts of the Company. Creation of charge by way of mortgage and assignment is under process.

Term loan from banks and financial institutions (secured)

Term loan from banks and financial institutions carries an interest rate of 7.25% to 8.40% (March 31, 2025: Nil) and is Secured by first pari passu charge by way of hypothecation of tangible moveable assets, first charge on all the current assets and accounts. Further secured by way of assignment of all the rights, title, interest, benefit, claims and demands under all the project agreements, letter of credit, insurance contracts and proceeds, guarantees, performance bond etc. of the respective company. These loans have repayment cycle of monthly/quarterly payments.

# Certain borrowings included above are guaranteed by RPL on behalf of the Group entities. Further, certain securities held in subsidiary companies are pledged with banks and financial institutions as security for financial facilities obtained by subsidiary companies.

24.
Trade payables

	As at March 31,	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Current
Trade payables	8,173	17,820	190
Total	8,173	17,820	190

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

25.
Revenue

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Sale of power*	76,624	81,606	88,196	940
Sale of solar modules and related products	—	13,194	40,846	435
Transmission line projects	4,347	1,913	1,136	12
Sale of software services	—	—	1,667	18
Others	348	350	351	4
Total	81,319	97,063	132,196	1,409

The above revenue includes (a) revenue from contract with customers of INR 131,699 (March 31, 2025: INR 96,134, March 31, 2024: INR 81,097) and (b) operating lease income of INR 497 (March 31, 2025: INR 929 and March 31, 2024: INR 222) which is a part of transmission line project.

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the consolidated statement of profit or loss, amounting to INR Nil (March 31, 2025: INR Nil, March 31, 2024: INR 1,001).

*Revenue from the sale of power comprises revenue from wind power of INR 46,233 (March 31, 2025: INR 43,758; March 31, 2024: INR 40,847), solar power of INR 39,967 (March 31, 2025: INR 35,611; March 31, 2024: INR 33,521), and hydro power of INR 1,996 (March 31, 2025: INR 2,237; March 31, 2024: INR 2,256).

a)
The location for all of the material revenue from contracts with customers is India.
b)
Of the above revenue from contract with customers, revenue of INR 90,480 (March 31, 2025: INR 82,940, March 31, 2024: INR 80,749) is recognised over a period of time, and the balance revenue of INR 41,219 (March 31, 2025: INR 13,194, March 31, 2024: INR 348) is recognised at the point of time.
c)
The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the year ended March 31, 2026, on receipt of approval of cost over-run of INR 367 (March 31, 2025: INR 102, March 31, 2024: INR Nil), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 3,110 (March 31, 2025 INR 3,477 and March 31, 2024: INR 3,578) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved till the reporting period end, the Group during the year ended March 31, 2026 has recognised revenue of INR 297 (March 31, 2025: INR 99; March 31, 2024: INR 110).
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

e)
Contract balances

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	As at April 1,	As at March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Trade receivables (refer Note 9)	21,856	24,268	24,094	257
Contract assets	1,716	2,832	3,815	41
Contract liabilities (refer Note 21)	—	1,240	1,639	17

Contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance. Amounts included in contract liabilities at the beginning of the year was INR 1,240 (April 01, 2024: INR Nil, April 01, 2023: INR Nil) out of which performance obligations satisfied in current year is INR 1,240 (March 31, 2025: INR Nil, March 31, 2024: INR Nil).

26.
Other operating income

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Income from sale of emission reduction certificates	580	424	963	10
Others	49	26	35	0
Total	629	450	998	11

27.
Late payment surcharge and interest from customers

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Late payment surcharge and interest from customers	1,451	7	1,111	12
Total	1,451	7	1,111	12

28.
Finance income and fair value change in derivative instruments

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Interest income accounted at amortised cost
- on fixed deposit with banks	3,937	3,804	3,871	41
- on loan given to related parties (refer Note 42)	4	9	4	0
- on safeguard duty recoverable	131	135	121	1
- others	15	18	65	1
Gain on fair value changes on derivative instruments	151	122	776	8
Unwinding of contract assets (refer Note 53)	530	183	154	2
Unwinding of financial assets (refer Note 34(i))	504	301	83	1
Total	5,272	4,572	5,074	54

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

29.
Other income

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Government grant
- generation based incentive	1,911	1,395	1,141	12
- others	11	11	310	3
Compensation for loss of revenue	221	294	16	0
Gain on sale of property, plant and equipment and ROU assets	1	4	61	1
Insurance claim	758	907	1,225	13
Gain on disposal of subsidiaries (net) (refer Note 36)	3,659	3,088	3,542	38
Excess provisions written back	89	—	352	4
Reversal of impairment allowances of financial asset	—	—	763	8
Gain on acquisition of 3E NV *	—	—	2,383	25
Miscellaneous income	569	581	645	7
Fair value change of mutual fund (including realised gain)	90	103	634	7
Total	7,309	6,383	11,072	118

* Includes gain on foreign currency translation reserve recycled of INR 428. Also refer Note 52.

30.
Increase in inventory of finished goods

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Opening balance
Finished goods	—	—	1,875	20
Emission reduction certificates	—	—	—	—
Total	—	—	1,875	20

Closing balance
Finished goods	—	1,875	5,553	59
Emission reduction certificates	—	—	231	2
Total	—	1,875	5,784	62

Increase in inventory
Finished goods	—	(1,875)	(3,678)	(39)
Emission reduction certificates	—	—	(231)	(2)
Total	—	(1,875)	(3,909)	(42)

31.
Employee benefits expense

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Salaries, wages and bonus	2,570	3,041	5,113	54
Contribution to provident and other funds (refer Note 37)	126	150	319	3
Share based expenses (refer Note 39)	1,653	1,277	897	10
Gratuity expense (refer Note 37)	36	41	105	1
Staff welfare expenses	82	107	152	2
Total	4,467	4,616	6,586	70

32.
Depreciation, amortisation and impairment

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Depreciation of property, plant and equipment (refer Note 5)	15,628	18,941	23,503	250
Amortisation of intangible assets (refer Note 6)	1,485	1,632	1,877	20
Impairment loss on Goodwill (refer Note 6)	—	—	812	9
Impairment loss on intangible assets (refer Note 6)	—	—	160	2
Depreciation of right of use assets (refer Note 7)	470	97	386	4
Total	17,583	20,670	26,738	285

33.
Other expenses

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Legal and professional fees	1,438	1,412	2,545	27
Corporate social responsibility	240	311	369	4
Travelling and conveyance	520	444	949	10
Lease rent relating to short term leases	43	35	91	1
Director's commission	83	76	49	1
Rates and taxes	1,065	1,045	1,633	17
Insurance	1,153	997	1,175	13
Operation and maintenance	5,937	6,270	7,498	80
Repair and maintenance	243	157	294	3
Loss on sale / damage/ retiral of property, plant and equipment	292	18	718	8
Advertising and sales promotion	105	84	115	1
Security charges	542	605	721	8
Communication costs	247	235	325	3
Impairment of inventory	254	50	120	1
Impairment allowances for financial and other assets	1,573	—	627	7
Warranty expenses (refer note 22)	—	71	194	2
Donation	490	428	196	2
Liquidated damages	240	179	705	8
Power & fuel	—	258	710	8
Miscellaneous expenses	369	108	1,021	11
Total	14,834	12,783	20,055	214

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

34.
Finance costs and fair value change in derivative instruments

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Interest expense#	42,051	49,601	57,706	615
Bank charges	745	984	1,475	16
Option premium amortisation	1,900	601	1,093	12
Loss on fair value changes on derivative instruments*	1,493	220	347	4
Loss on account of modification of contractual cash flows	19	—	—	—
Unwinding of discount on provisions	977	773	695	7
Unamortised ancillary borrowing cost written off	321	173	438	5
Total	47,506	52,352	61,754	658

#Includes interest on lease liabilities of INR 711 (March 31, 2025: INR 615; March 31, 2024: INR 690) and premium on redemption on bonds and debentures of INR 1,859 (March 31, 2025: INR 2,176; March 31, 2024: INR 3,080).

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

Unwinding income on these trade receivables of INR 83 (March 31, 2025: INR 301; March 31, 2024: INR 504) is recognised as "Unwinding income of financial assets" under 'Finance income'.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

35.
Earning per share

The following reflects the earnings / (loss) and share data used for the basic and diluted EPS computations:

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Earnings attributable to equity holders of the parent	3,404	3,814	9,841	105
Add: Loss attributable to one class B share @	117	70	94	1
Add: Loss attributable to one class D share ^	113	75	102	1
Earnings attributable to equity holders of Class A and C for basic and diluted earnings	3,634	3,959	10,037	107

Earnings per share: Basic
Equity shares: Class A shares (in INR and USD, par value of USD 0.0001)	9.94	10.92	27.60	0.29
Equity shares: Class C shares (in INR and USD, par value of USD 0.0001)	9.94	10.92	27.60	0.29

Earnings per share: Diluted
Equity shares: Class A shares (in INR and USD, par value of USD 0.0001)	9.92	10.81	27.24	0.29
Equity shares: Class C shares (in INR and USD, par value of USD 0.0001)	9.92	10.81	27.24	0.29

	For the year ended March 31,
Weighted average number of equity shares in calculating basic EPS	2024	2025	2026
Class A shares of the Company	247,142,406	244,306,376	245,308,254
Class C shares of the Company	118,363,766	118,363,766	118,363,766
Weighted average number of equity shares in calculating basic EPS	365,506,172	362,670,142	363,672,020

Computation of Weighted average number of equity shares in calculating diluted EPS#
Weighted average number of equity shares in calculating basic EPS	365,506,172	362,670,142	363,672,020
Impact of share options (dilutive)	875,605	3,455,768	4,849,558
Weighted average number of equity shares in calculating diluted EPS	366,381,777	366,125,910	368,521,578

@ Class B share is not the most subordinate to other classes of equity instruments as per IAS 33. Refer Note 16 for terms of Class B share.

^ Class D share is a redeemable share and therefore, is not considered as ordinary shares as per IAS 33. Refer Note 16 for terms of Class D share.

#Since the effect of all potential equity shares other than mentioned above were anti-dilutive in year ended March 2026, 2025 and 2024, it has not been considered for the purpose of computing diluted earnings per share.

36.
Disposal group held for sale and disposal of subsidiaries
(i)
For the year ended March 31, 2026
a)
On June 24, 2025, the Group sold one of its wholly owned subsidiary, ReNew Surya Aayan Private Limited having 300 MW power plant. The total sale consideration on account of above transactions was INR 310 against net assets of INR 156 which resulted in a gain of INR 154.

Assets and liabilities of the entity sold at the date of disposal

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars		Amount
Assets
Property, plant and equipment		13,674
Bank balances other than cash and cash equivalents		392
Right of use assets		251
Cash and cash equivalents		392
Trade receivables		132
Other assets		1,031
Total assets	(a)	15,872

Liabilities
Interest-bearing loans and borrowings
- Principal portion		14,120
Lease liabilities		253
Provisions		40
Trade payables		159
Other liabilities		1,144
Total liabilities	(b)	15,716

Net assets sold	(c) = (a) - (b)	156
Sales consideration	(d)	310
Gain on sale	(d) - (c)	154

Consideration satisfied by:
Cash and cash equivalents		310

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2026
Income	1,623	460
Expenses	1,947	521
Loss before tax	(324)	(61)
Income tax expense	(42)	(1)
Loss after tax	(282)	(60)

Impact on consolidated statement of cash flows

During the year ended March 31, 2026, the aforesaid subsidiary contributed INR 63 (March 31, 2025: used INR 1,042) to the Group's net operating cash flows, used INR 158 (March 31, 2025: used cashflows of INR 7,390) towards investing activities and generated cashflows of INR 158 (March 31, 2025: INR 8,037) towards financing activities.

Net cash outflow arising on disposal
Consideration received in cash and cash equivalents	310
Less: cash and cash equivalents disposed	(392)
(82)

b)
On June 24, 2025, the Group sold its entire stake of 51% in Koppal Narendra Transmission Limited (Koppal) having 2500 MW Transmission line project. The total sale consideration on account of above transactions was INR 1,007 against net assets of INR 1,481 which resulted in a loss of INR 474.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		7,439
Capital work in progress		504
Bank balances other than cash and cash equivalents		122
Cash and cash equivalents		2,103
Trade receivables		197
Other assets		268
Total assets	(a)	10,633

Liabilities
Interest-bearing loans and borrowings
- Principal portion		8,376
Trade payables		112
Other liabilities		405
Total liabilities	(b)	8,893

Non Controlling Interest	(c)	259

Net assets sold	(d) = (a) - (b)-(c)	1,481
Sales consideration	(e)	1,007
Loss on sale	(e) - (d)	(474)

Consideration satisfied by:
Cash and cash equivalents		1,007

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2026
Income	790	187
Expenses	998	284
Loss before tax	(208)	(97)
Income tax expense	6	(19)
Loss after tax	(214)	(78)

Impact on consolidated statement of cash flows

During the year ended March 31, 2026, the aforesaid subsidiary used cashflows INR 414 (March 31, 2025: generated cashflows INR 1,088) to the Group's net operating cash flows, generated INR 247 (March 31, 2025: used cashflows of INR 1,124) towards investing activities and generated cashflows of INR 1,918 (March 31, 2025: INR 380) towards financing activities.

Net cash outflow arising on disposal
Consideration received in cash and cash equivalents	1,007
Less: cash and cash equivalents disposed	(2,103)
(1,096)

c)
On April 22, 2025, the Group entered into agreement for the sale of Regent Climate Connect Knowledge Solutions Private Limited, a wholly owned subsidiary of the Group for total sale consideration of INR 86 against net assets of INR 84 which resulted in a gain of

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

INR 2. The assets and liabilities of INR 94 and INR 41 as at March 31, 2025 related to said asset have been disclosed as "Asset held for sale" and "Liability held for sale" respectively in financial statement.

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Intangible assets		16
Bank balances other than cash and cash equivalents		13
Cash and cash equivalents		10
Trade receivables		13
Other assets		52
Total assets	(a)	104

Liabilities
Provisions		2
Trade payables		7
Other liabilities		11
Total liabilities	(b)	20

Net assets sold	(c) = (a) - (b)	84
Sales consideration	(d)	86
Gain on sale	(d) - (e)	2

Consideration satisfied by:
Cash and cash equivalents		75
Deferred consideration		11

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2026
Income	68	2
Expenses	164	4
Loss before tax	(96)	(2)
Income tax expense	7	—
Loss after tax	(103)	(2)

Impact on consolidated statement of cash flows

During the year ended March 31, 2026, the aforesaid subsidiary contributed INR 16 (March 31, 2025: INR 10) to the Group's net operating cash flows, used INR 30 (March 31, 2025: generated cashflows of INR 9) towards investing activities and used cashflows of INR 0 (March 31, 2025: INR 1) towards financing activities.

Net cash inflow arising on disposal
Consideration received in cash and cash equivalents	75
Less: cash and cash equivalents disposed	(10)
65

d)
On December 24, 2025, the Group sold its entire stake in "ReNew Sun Bright Private Limited", a wholly owned subsidiary of the Group having 300 MW power plant. The total sale consideration on account of above transactions was INR 7,345 against net assets of INR 2,723 which resulted in a gain of INR 4,622.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		11,075
Right of use assets		251
Investments		873
Cash and cash equivalents		290
Bank balances other than cash and cash equivalents		1,057
Trade receivables		126
Other assets		792
Total assets	(a)	14,464

Liabilities
Interest-bearing loans and borrowings
- Principal portion		10,407
Lease liabilities		264
Provisions		44
Other liabilities		1,026
Total liabilities	(b)	11,741

Net assets sold	(c) = (a) - (b)	2,723
Sales consideration	(d)	7,345
Gain on sale	(d) - (c)	4,622

Consideration satisfied by:
Cash and cash equivalents		7,345

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2026
Income	2,236	1,485
Expenses	1,466	1,050
Profit before tax	770	435
Income tax expense	205	113
Profit after tax	565	322

Impact on consolidated statement of cash flows

During the year ended March 31, 2026, the aforesaid subsidiary generated cashflows INR 1,202 (March 31, 2025: cashflows INR 1,695) to the Group's net operating cash flows, used INR 1,057 (March 31, 2025: generated cashflows of INR 1,252) towards investing activities and used cashflows of INR 150 (March 31, 2025: used cashflows INR 2,646) towards financing activities.

Net cash inflow arising on disposal
Consideration received in cash and cash equivalents	7,345
Less: cash and cash equivalents disposed	(290)
7,055

e)
On March 10, 2026, the Group sold its entire stake of 51% in "Gadag Transmission Limited", a subsidiary of the Group having project capacity of 1000 MW Transmission line. The total sale consideration on account of above transactions was INR 201 against net assets of INR 970 which resulted in a loss of INR 769.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		4,137
Capital work in progress		691
Cash and cash equivalents		835
Bank balances other than cash and cash equivalents		7
Trade receivables		79
Other assets		132
Total assets	(a)	5,881

Liabilities
Interest-bearing loans and borrowings
- Principal portion		4,011
Trade payables		320
Other liabilities		439
Total liabilities	(b)	4,770

Non Controlling Interest	(c)	141

Net assets sold	(d) = (a) - (b)-(c)	970
Sales consideration	(e)	201
Loss on sale	(e) - (d)	(769)

Consideration satisfied by:
Cash and cash equivalents		201

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2025	2026
Income	264	354
Expenses	294	726
Loss before tax	(30)	(372)
Income tax expense	(26)	(24)
Loss after tax	(4)	(348)

Impact on consolidated statement of cash flows

During the year ended March 31, 2026, the aforesaid subsidiary generated cashflows INR 161 (March 31, 2025: generated cashflows INR 186) to the Group's net operating cash flows, used INR 331 (March 31, 2025: used cashflows of INR 679) towards investing activities and generated cashflows of INR 662 (March 31, 2025: INR 828) towards financing activities.

Net cash outflow arising on disposal
Consideration received in cash and cash equivalents	201
Less: cash and cash equivalents disposed	(835)
(634)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
For the year ended March 31, 2025
a)
On March 07, 2025, the Group sold its entire stake in 'ReNew Sun Waves Private Limited, a wholly owned subsidiary of the Group having project of 300 MW power plant. The total sale consideration on account of above transactions was INR 5,196 against net assets of INR 2,125 which resulted in a gain of INR 3,071.

Assets and liabilities of the entity sold at the date of disposal

Particulars		Amount
Assets
Property, plant and equipment		11,877
Bank balances other than cash and cash equivalents		307
Right of use assets		200
Cash and cash equivalents		409
Trade receivables		179
Other assets		433
Total assets	(a)	13,405

Liabilities
Interest-bearing loans and borrowings
- Principal portion		10,703
Lease liabilities		207
Provisions		61
Trade payables		21
Other liabilities		288
Total liabilities	(b)	11,280

Net assets sold	(c) = (a) - (b)	2,125
Sales consideration	(d)	5,196
Gain on sale	(d) - (c)	3,071

Consideration satisfied by:
Cash and cash equivalents		5,196

The results of the subsidiary sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2024	2025
Income	1,717	1,899
Expenses	1,461	1,567
Profit before tax	256	332
Income tax expense	66	99
Profit after tax	190	233

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
4,787

b)
On December 30, 2023, the Group entered into an agreement to sell its entire stake in Climate Connect Digital Limited, a wholly owned subsidiary of the Group which is in the business of providing data-driven decarbonization solutions located in United Kingdom. The total sale consideration for sale was INR 4 against net assets of (INR 13) which resulted in a gain of INR 17. The transaction was consummated on June 21, 2024 wherein the control in the entity was transferred to Buyer.

Assets and liabilities of entities sold at the date of disposal

Particulars		Amount
Assets
Cash and cash equivalents		14
Trade receivables		11
Other assets		12
Total assets	(a)	37

Liabilities
Trade payables		50
Total liabilities	(b)	50

Net assets sold	(c) = (a) - (b)	(13)
Sales consideration	(d)	4
Gain on sale	(d) - (c)	17

Consideration satisfied by:
Cash and cash equivalents		4

The results of subsidiaries sold included in the consolidated statement of profit or loss were as follows:

	For the year ended March 31,
	2024	2025
Income	16	0
Expenses	51	15
Loss before tax	(35)	(15)
Income tax expense	—	—
Loss after tax	(35)	(15)

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

37. Employment benefit plans

a)
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

a) Consolidated statement of profit or loss and OCI

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Net employees benefit expense recognised in 'Employee benefits expense'
Current service cost	73	95	93	1
Past service cost#	—	—	102	1
Interest cost on benefit obligation	16	20	23	0
Net benefit expense*	89	115	218	1

* This amount is inclusive of amount capitalised in different projects.

# Past service cost represents incremental cost incurred due to change in statutory provisions governing gratuity during the year.

Net (expense) / income recognised in OCI	(18)	50	43	0

b) Consolidated statement of financial position

	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Defined benefit liability
Present value of unfunded obligation	315	532	6
Net liability	315	532	6

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	231	300	315	3
Current service cost	73	95	93	1
Past service cost	—	—	102	1
Interest cost	16	20	23	1
Benefits paid	(34)	(50)	(44)	0
Remeasurements during the year due to:
- Experience adjustments	10	(8)	52	1
- Change in financial assumptions	4	9	(3)	(0)
- Change in demographic assumptions	—	(51)	(6)	(0)
Closing defined benefit obligation	300	315	532	6

c) Principal assumptions used in determining gratuity obligations

	For the year ended March 31,
	2024	2025	2026
Discount rate	7.20%	6.60%	6.75%
Salary escalation	10.00%	10.00%	10.00%

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

The Group regularly assesses these assumptions with the projected long-term plans and prevalent industry standards. The impact of sensitivity due to changes in the significant actuarial assumptions on the defined benefit obligations is given in the table below:

	Change in	Impact on provision for gratuity as at March 31,
Particulars	assumptions	2025	2026	2026
		(INR)	(INR)	(USD)
Discount rate	+ 0.5%	314	520	6
	- 0.5%	330	545	6
Salary escalation	+ 0.5%	328	541	6
	- 0.5%	316	524	6

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

d)
Projected plan cash flow

The table below shows the expected cash flow profile of the benefits to be paid to the current membership of the plan based on past service of the employees as at the valuation date:

Maturity profile	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Within next 12 months	52	91	1
From 2nd to 5th year	192	342	4
From 6th to 9th year	117	178	2
From 10th year and beyond	108	148	2

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The weighted average duration to the payment of these cash flows is 4.65 years (March 31, 2025: 5.06 years; March 31, 2024: 7.27 years).

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

Defined contribution plan	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Contribution to provident fund and other fund charged to consolidated statement of profit or loss (inclusive of amount capitalised in different projects)	311	347	319	3

38.
Leases

Group as a lessee

The Group has entered into leases for its offices and lands. These leases generally have lease terms of 5 to 35 years. The Group also has certain leases of regional offices and office equipment with lease terms of 12 months or less and lease of office equipment's with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. Set out below are the carrying amounts of lease liabilities carried at amortised cost and the movements during the year:

Particulars	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Opening balance	6,169	8,345	9,259	99
Additions	2,266	924	3,487	37
Acquisition through business combination (refer Note 52)	—	—	193	2
Interest capitalised during the year	145	244	333	4
Interest charged to profit & loss	690	615	711	8
Disposal of subsidiaries	(337)	(206)	(672)	(7)
Payments	(588)	(663)	(878)	(9)
Closing balance	8,345	9,259	12,433	133

Current	868	977	1,090	12
Non-current	7,477	8,282	11,343	121

Notes:

a)
There are no restrictions or covenants imposed by leases.
b)
Refer Note 33 for rental expense recorded for short-term and low value leases.
c)
There are no amounts payable toward variable lease expense recognised for the years ended March 31, 2026, 2025 and 2024.
d)
The maturity analysis of lease liabilities are disclosed in Note 46.
e)
There are no leases which have not yet commenced to which the lessee is committed.
f)
The effective interest rate for lease liabilities is 8.79% (March 31, 2025: 9.09% to 9.30%, March 31, 2024: 9.30%).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Group as a lessor

As described in Note 53(a), the Group entered into Transmission Services Agreements (TSAs) to set-up two transmission projects on Build, Own, Operate and Maintain (BOOM) basis for a 35-year period as against the economic useful life of 50 years. As more fully explained in note 53(a), pursuant to change in the regulations, the Group had assessed in the previous year and concluded that IFRIC 12 accounting was no longer applicable to these TSAs; rather, these TSAs would contain a lease of Transmission Line under IFRS 16, in addition to service element under IFRS 15. The said lease is assessed to be in the nature of the operating lease.

Both the agreements provide for fixed lease rentals that progressively reduce for the first 8 years and then remain constant for remainder of the TSA tenure, subject only to the Group ensuring minimum specified availability of the asset. Both of these assets were sold off during the year ended March 31, 2026.

The rental income recognised by the Group on straight-line basis during the year ended March 31, 2026 is INR 497 (March 31, 2025: INR 929; March 31, 2024: INR 204). Future minimum rentals receivable under non-cancellable operating leases as at March 31, 2026 are: (i) Within one year- INR Nil (ii) between 1 - 2 years - INR Nil , (iii) between 2 - 3 years - INR Nil, (iv) between 3 - 4 years - INR Nil, (v) between 4 - 5 years - INR Nil and (vi) More than 5 years - INR Nil (March 31, 2025 are: (i) Within one year- INR 1,074, (ii) between 1 - 2 years - INR 1,071, (iii) between 2 - 3 years - INR 1,071, (iv) between 3 - 4 years - INR 1,032, (v) between 4 - 5 years - INR 968, and (vi) More than 5 years - INR 22,164).

39.
Share based payment
a)
Replacement of Group Stock Option Plans

On August 23, 2021, all vested and unvested options outstanding for Group Stock Option Plans of RPL were replaced by the ‘2021 Stock Entitlement Program’ of the Company (Holding Company Stock Option Plans) with similar terms as per the original options. The employees of the Group were entitled to 0.8289 Holding Company Stock Option for every one Group Stock Option held for both vested and unvested options with no changes in vesting period and exercise period. The exercise price of Group Stock Option, which was fixed in INR, got converted into US Dollars using exchange rate as on the date of replacement, as exercise price of Holding Company Stock Option.

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

The fair value of stock options was estimated at the date of replacement using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of Holding Company Stock Option Plan as on the date of replacement:

Particulars	Group Stock Option Plans	Holding Company Stock Option Plans
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	25.67% - 37.87%	33.43% - 49.97%
Risk–free interest rate (%)	3.29% - 6.39%	0.05% - 1.03%
Weighted average expected life of options granted	0.07 years - 6.86 years	0.07 years - 6.86 years
Weighted average share price (Absolute)	INR 606.96	USD 8.17

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

					Time linked vesting: 5 years on quarterly basis which shall commence one year after the date of original grant of option.	Time linked vesting: 5 years from the original grant date.

Exercise period	Within 10 years from the replacement date
Exercise price (Absolute)	USD 5.33	USD 5.33, 5.53 and 5.60	USD 4.53	USD 2.73	USD 1.75	USD 1.33
Settlement type	Equity settled

Number of options outstanding as at (in million):

March 31, 2026	1	0	7	1	1	1
March 31, 2025	1	1	7	1	1	1

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 1, 2023	11
Exercised / lapsed during the year	0
Outstanding as at March 31, 2024	11
Exercised / lapsed during the year	0
Outstanding as at March 31, 2025	11
Exercised / lapsed during the year	1
Outstanding as at March 31, 2026	10

Exercisable as at March 31, 2025	11
Exercisable as at March 31, 2026	10

-	The weighted average exercise price of these options outstanding was USD 3.72 for the period ended March 2026 (March 31,2025: USD 4.20).
-	The weighted average exercise price of exercisable options was USD 3.72 for the year ended March 31, 2026 (March 31, 2025: USD 4.20).
-	The weighted average exercise price of replacement of Group Stock Option Plans was USD 3.72 for the year ended March 31, 2026 (March 31, 2025: USD 4.20)
-	The weighted average exercise price of options exercised during the year was USD 4.38 for year ended March 31, 2026 (March 31, 2025: USD 4.13)
-	The weighted average remaining contractual life of options outstanding as at March 31, 2026 was 1.21 years (March 31, 2025: 2.06 years)
-	There were 1,132,704 options exercised during the year ended March 31, 2026 (March 31, 2025: 17,254 options)

(b) 2021 Incentive Award Plan granted during the period August 23, 2021 to March 31, 2026

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

Particulars	2021 Incentive Plan
Grant date	October 01, 2025	August 23, 2025	August 23, 2025	April 01, 2025
Vesting period

Restricted Stock Units (RSUs)

On the 1st anniversary of the Grant Date - 33%;

On the 2nd anniversary of the Grant Date – 33%;

On the 3rd anniversary of the Grant Date – 34%

Performance Based Units (PBUs)

On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

		Restricted Stock Units (RSUs) 100% will vest on the 1st anniversary of the Grant Date	Vesting schedule: i) 12.5% shares to vest on last day of each quarter starting from Sep 2025 until entire subsequent option grant gets vested.

Restricted Stock Units (RSUs)

On the 1st anniversary of the Grant Date - 33%;

On the 2nd anniversary of the Grant Date – 33%;

On the 3rd anniversary of the Grant Date – 34%

Performance Based Units (PBUs)

On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Exercise period*	Within 8 years from the date of grant upon vesting	Within 8 years from the date of grant upon vesting	Within 10 years from the date of grant upon vesting	Within 8 years from the date of grant upon vesting
Exercise price (Absolute)	USD 0.0001	USD 0.0001	USD 10.00	USD 0.0001
Settlement type	Equity Settled

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Number of options outstanding as at (in million):

March 31, 2026	RSU- 0 PBU- 0	RSU- 0.14	3.7	RSU- 1 PBU- 1
March 31, 2025	—	—	—	—

Particulars	2021 Incentive Plan
Grant date	February 10, 2025	October 23, 2024	August 23, 2024	May 24, 2024	May 15, 2024	April 10, 2024	April 1, 2024	April 1, 2024
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

On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Restricted Stock Units (RSUs)

On the 1st anniversary of the Grant Date - 33%;

On the 2nd anniversary of the Grant Date – 33%;

On the 3rd anniversary of the Grant Date – 34%

Performance Based Units (PBUs)

On the 3rd anniversary of the Grant Date – 100% subject to achievement of Performance Metrics

Exercise period*	Within 10 years from the date of grant upon vesting			Within 8 years from date of grant upon vesting	Within 10 years from the date of grant upon vesting		Within 8 years from date of grant upon vesting
Exercise price (Absolute)	USD 6.38	USD 5.95	USD 10.00	USD 0.0001	USD 6.06	USD 6.84	USD 0.0001	USD 0.0001
Settlement type	Equity Settled

Number of options outstanding as at (in million):

March 31, 2026	0	0	4	RSU- 0 PBU- 0	0	0	RSU- 0 PBU- 0	RSU- 0 PBUs- 0
March 31, 2025	0	0	4	RSU- 0 PBU- 0	0	0	RSU- 0 PBU- 0	RSU- 1 PBU- 0

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars	2021 Incentive Plan
Grant date	February 15, 2024	Novemeber 1, 2023	October 27, 2023	September 13, 2023	September 13, 2023	August 23, 2023	July 7, 2023	June 5, 2023
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

12.5% shares to vest on last day of each quarter starting from September 2023 untill entire subsequent option grant gets vested.

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

Exercise period*	Within 10 years from the date of grant upon vesting				Within 8 years from date of grant upon vesting	Within 10 years from the date of grant upon vesting
Exercise price (Absolute)	USD 6.84	USD 5.78	USD 5.34	USD 5.87	USD 0.0001	USD 10.00	USD 5.48	USD 5.34
Settlement type	Equity Settled

Number of options outstanding as at (in million):

March 31, 2026	0	0	1	9	RSUs- 0 PBUs- 0	4	0	0
March 31, 2025	0	0	1	9	RSUs- 1 PBUs- 1	4	0	0

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Particulars	2021 Incentive Plan
Grant date	March 15, 2023	November 15, 2022	September 15, 2022	August 22, 2022	June 10, 2022	August 23, 2021, November 15, 2021 and March 15, 2022	August 23, 2021
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

In addition, out of the remaining 20% option, 5% of stock options will vest at every anniversary of the grant date based on Company's performance.

6.25% of stock options will vest at the end of each quarter over a period of 4 years in a time based manner.
Exercise period*	Within 10 years from the date of grant upon vesting
Exercise price (Absolute)	USD 5.85	USD 6.83	USD 10.00	USD 10.00	USD 10.00	USD 10.00	USD 10.00
Settlement type	Equity Settled

Number of options outstanding as at (in million):

March 31, 2026	0	0	0	4	1	5	23

The fair value of stock options was estimated using Black-Scholes valuation Model for RSUs and Monte Carlo valuation Model for PBUs, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan:

	For the year ended March 31,
2021 Incentive Award Plan	2025	2026
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	28.52% to 33.90%	29.92% to 33.75%
Risk–free interest rate (%)	3.64% to 5.21%	3.73% to 4.00%
Weighted average expected life of options granted	8 to 10 years	8 to 10 years
Weighted average share price	USD 5.22 to USD 7.46	USD 4.50 to USD 8.19

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 1, 2023	36
Granted during the year	16
Lapsed during the year	1
Outstanding as at March 31, 2024	51
Granted during the year	7
Lapsed during the year	1
Outstanding as at March 31, 2025	57
Granted during the year	5
Excercised/Lapsed during the year	5
Outstanding as at March 31, 2026	57

Exercisable as at March 31, 2026	48
Exercisable as at March 31, 2025	40

-	The weighted average exercise price of these options outstanding was USD 8.49 for the year ended March 31, 2026 (March 31, 2025: USD 8.56)
-	The weighted average exercise price of these options granted was USD 7.40 for the year ended March 31, 2026 (March 31, 2025: USD 7.15)
-	The weighted average exercise price of exercisable options was USD 9.23 for the year ended March 31, 2026 (March 31, 2025: USD 9.47)
-	The weighted average remaining contractual life for the share options outstanding as at March 31, 2026 was 6.49 years (March 31, 2025: 7.27 years).
-	There were 500,842 options (March 31, 2025: 121,299) exercised during the year.

*Options under "2021 Incentive Plan" are exercisable upto August 22, 2031

(c) Employee Stock Option Plans issued by ReNew Photovoltaics Private Limited (RPVPL)

During the year ended March 31, 2026 "RPVPL", vide a special resolution dated August 29, 2025 approved the ReNew Manufacturing 2025 Employee Stock Option Plan (“2025 ESOP”), authorising the Committee to grant up to 7,911,300 options (“Options Pool”) to eligible employees, in one or more tranches, from time to time. Each option entitles the holder to subscribe to one equity share of the RPVPL Company upon payment of the exercise price.

However, equity shares issued by the RPVPL upon exercise of vested options are subject to a call option held by the Company and/or its affiliates. This call option gives the Company and/or its affiliates the right to acquire such shares from the employee upon termination of employment, at the fair value determined on the date of exercise of call option.

Accordingly, this feature renders the underlying equity shares effectively redeemable at the option of the Group and creates a settlement alternative that is economically comparable to cash or equity settlement. Considering that the RPVPL, is privately held, and its shares are non-transferable, employees have limited means to realise liquidity through transfer of such shares to third parties. The Group has therefore applied a strong presumption that, if employment is terminated after the options have been exercised, the resulting obligation would be settled in cash. Consequently, these options have been acounted for as cash settled in these financial statements.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The relevant terms of the ESOP schemes are as below:

Plans	Employee stock option plan ("2025 ESOP")
Grant Date	September 15, 2025	November 15, 2025	February 15, 2026
Vesting period

Time linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 20%;

24 months from Grant Date- 20%;

36 months from Grant Date- 20%;

48 months from Grant Date- 20%;

Performance linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 5%;

24 months from Grant Date- 5%;

36 months from Grant Date- 5%;

48 months from Grant Date- 5%;

subject to achievement of Performance Metrics

Time linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 20%;

24 months from Grant Date- 20%;

36 months from Grant Date- 20%;

48 months from Grant Date- 20%;

Performance linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 5%;

24 months from Grant Date- 5%;

36 months from Grant Date- 5%;

48 months from Grant Date- 5%;

subject to achievement of Performance Metrics

Time linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 20%;

24 months from Grant Date- 20%;

36 months from Grant Date- 20%;

48 months from Grant Date- 20%;

Performance linked vesting:

Options shall vest upon completion of-

12 months from Grant Date- 5%;

24 months from Grant Date- 5%;

36 months from Grant Date- 5%;

48 months from Grant Date- 5%;

subject to achievement of Performance Metrics

Exercise period	Option are exercisable on and from the vesting date, at any time upto August 23, 2031.	Option are exercisable on and from the vesting date, at any time upto August 23, 2031.	Option are exercisable on and from the vesting date, at any time upto August 23, 2031.
Exercise price (Absolute)	INR 115	INR 115	INR 115
Fair value at grant date (Absolute)	INR 49.27 to INR 58.84	INR 62.43 to INR 72.90	INR 61.73 to INR 72.50
Fair value at March 31, 2026 (Absolute)	INR 74.06 to 85.39	INR 74.06 to 85.39	INR 74.06 to 85.39

Number of options outstanding as at (in million):

March 31, 2026	6	0	0
March 31, 2025	—	—	—

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 01, 2025	—
Granted during the period	6
lapsed during the year	(0)
Outstanding as at March 31, 2026	6

No options were granted under the 2025 ESOP Scheme in prior periods, and no options had vested as at 31 March 2026.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2025 ESOP Plan:

Particulars	Year ended March 31, 2026
Dividend yield (%)	0%
Expected volatility (%)*	60.00%
Risk–free interest rate	6.04% to 6.81%
Weighted average expected life of options granted	3.44 to 5.15 years
Weighted average share price	INR 104.67 to INR 138.00

* The Expected volatility reflects the assumption that the historical volatility were period similar to the life of the option is indicative of future trends, which may not necessary be the actual outcome.

d) Employee Share Purchase Plans (ESPP) issued by ReNew Photovoltaics Private Limited (RPVPL)

During the year ended March 31, 2026 and on August 05, 2025, the ReNew 2025 Employee Share Purchase Plan (“2025 ESPP”) was approved, under which eligible employees of the Group are permitted to subscribe to 0.0001% Series B Optionally Convertible Redeemable Preference Shares (“OCRPS”) of the RPVPL at a subscription price of INR 100 per OCRPS.

Each OCRPS is convertible, at the option of the holder, into one equity share of the RPVPL. The terms of the scheme also provide for an early redemption option, whereby the RPVPL may redeem the OCRPS upon termination of employment, at a price determined in accordance with the scheme. In addition, the Company and their affiliates have a call option over the OCRPS, or over the equity shares issued upon conversion of the OCRPS, in the event of termination of employment, at a price equal to the fair value of the instrument on the date of exercise of call option.

The Group has therefore applied a strong presumption that, if employment is terminated after the options have been exercised, the resulting obligation would be settled in cash. Consequently, these options have been accounted for as cash settled in these financial statements.

The relevant terms of the 2025 ESPP schemes are as below:

Plans	ReNew 2025 Employee share purchase plan ("2025 ESPP")
Grant Date	September 15, 2025
Vesting period	Grants will vest in 3 years on quarterly basis which shall commence from the date of original grant of options.
Exercise period	Within 16.92 years from the date of grant upon vesting.
Exercise price (Absolute)	INR 100
Fair value at grant date (Absolute)	INR 100
Fair value as at March 31, 2026 (Absolute)	INR 122.18

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 01, 2025	—
Granted during the period	9
Lapsed during the period	1
Outstanding as at March 31, 2026	8

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The fair value of stock options was estimated using Binomial Model valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2025 ESPP Plan:

Particulars	Year ended March 31, 2026
Dividend yield (%)	0%
Expected volatility (%) *	39.63%
Risk–free interest rate (%)	8.28%
Weighted average expected life of options granted	19.92 years
Weighted average share price (Absolute)	INR 127.43

*The Expected volatility reflects the assumption that the historical volatility were period similar to the life of the option is indicative of future trends, which may not necessary be the actual outcome.

e) Employee Stock option Plans (ESOP) issued by 3E NV

The 3E "Global Incentive Plan 2024" was approved by the Extraordinary General Meeting of Shareholders on December 13, 2024 and provides for the grant of incentive subscription rights (stock options) to selected employees, directors, and consultants. Under the plan, participants are granted subscription rights that entitle them to acquire ordinary shares of the 3E NV at a pre determined exercise price, subject to service conditions, vesting requirements, and, where applicable, performance targets established by the Board of Directors. The subscription rights generally vest over a specified period and become exercisable following the applicable lock-up period and during designated exercise windows. The purpose of the plan is to attract, retain, and incentivize key personnel, align their interests with those of shareholders, and support the long-term growth and value creation objectives of the Group.

The relevant terms of the ESOP schemes are as below:

Plans	Global Incentive Plan 2024
Grant Date	May 01, 2025
Vesting period	Grants will vest in 4 years on monthly/yearly basis which shall commence from the date of original grant of options.
Exercise period	Vested Subscription Rights can only be exercised during the Exercise Period which is maximum 10 years from the issance.
Exercise price (Absolute)	EURO 29.43
Settlement type	Cash Settled
Fair value at grant date (Absolute)	EURO 11.39
Fair value acquisition i.e. July 01, 2026 (Absolute)	EURO 11.39
Fair value as at March 31, 2026 (Absolute)	EURO 11.41

The details of options outstanding are summarized below:

Particulars	Number of options (in million)
Outstanding as at April 1, 2025	—
Granted during the period	0
Exercised/Lapsed during the period	—
—
Outstanding as at March 31, 2026	0
Exercisable as at the end of the Period	0

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The fair value of stock options was estimated using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2024 ESOP Plan:

Particulars	Year ended March 31, 2026
Dividend yield (%)	0%
Expected volatility (%) *	33.48%
Risk–free interest rate (%)	2.56% to 3.10%
Weighted average expected life of options granted	6.50 years
Weighted average share price (Absolute)	INR 29.43

* The Expected volatility reflects the assumption that the historical volatility were period similar to the life of the option is indicative of future trends, which may not necessary be the actual outcome.

f) Expense recognized during the year

	For the year ended March 31,
Particulars	2024	2025	2026
Expense arising from equity settled share based payments transactions*	2,278	2,402	1,779
Expense arising from cash settled share based payments transactions#	—	—	325

Total expense arising from share-based payment transactions*	2,278	2,402	2,104

* This amount is inclusive of amount capitalised in different projects.

#The carrying amount of the cash settled share based payment liabilities of INR 1,178 is included under “Employee share-based payment obligation” within other financial liabilities (refer Note 20).

40.
Share warrants

RMG Acquisition Corp II (RMG II) had issued warrants having rights to purchase its Class A equity shares. Thereafter, the Company issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 16,616,626 outstanding public warrants as at March 31, 2026 (March 31, 2025: 15,249,960; March 31, 2024: 13,399,960 public warrants), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price as at March 31, 2026 as USD 0.01 (March 31, 2025: USD 0.12; March 31, 2024: USD 0.50).

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Private warrants:

The Company has 1,910,127 outstanding private warrants as at March 31, 2026 (March 31, 2025: 3,276,793; March 31, 2024: 5,126,793), having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning December 14, 2021 and ending on August 23, 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The Company has determined fair value of private warrants as at March 31, 2026 as USD 0.01 (March 31, 2025: USD 0.12; March 31, 2024: USD 0.50).

The Group has recognised the following warrant obligations (refer Note 20):

Particulars	Public warrants	Private warrants	Total
Balance at April 1, 2023	915	394	1,309
Foreign currency translation	9	5	14
Converted to Public warrants	32	(32)	—
Change in fair value	(398)	(153)	(551)
Balance at April 1, 2024	558	214	772
Foreign currency translation	10	3	13
Converted to Public warrants	78	(78)	—
Change in fair value	(490)	(105)	(595)
Balance at March 31, 2025	156	34	190
Foreign currency translation	8	—	8
Converted to Public warrants	14	(14)	—
Change in fair value	(165)	(19)	(184)
Balance at March 31, 2026 (INR)	13	1	14
Balance at March 31, 2026 (USD)	0	0	0

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

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2025	2026
1	ReNew Private Limited	ReNew Energy Global Plc	India	94%	94%
2	ReNew Solar Power Private Limited	ReNew Private Limited	India	100%	100%
3	ReNew Green Energy Solutions Private Limited( previously known as ReNew Wind Energy (Jath Three) Private Limited)	ReNew Private Limited	India	100%	100%
4	ReNew Fazilka Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
5	ReNew Transmission Ventures Private Limited	ReNew Private Limited	India	100%	100%
6	ReNew Power International Limited	ReNew Private Limited	United Kingdom	100%	100%
7	RMG Acquisition Corp II	ReNew Energy Global Plc	Cayman Islands	100%	100%
8	India Clean Energy Holdings	ReNew Energy Global Plc	Mauritius	100%	100%
9	Diamond II Limited	ReNew Energy Global Plc	Mauritius	100%	100%
10	ReNew Wind Energy (Jath) Limited	ReNew Private Limited	India	100%	100%
11	ReNew Wind Energy (Karnataka) Private Limited	ReNew Green Energy Solutions Private Limited	India	70%	66%
12	ReNew Wind Energy (AP) Private Limited	ReNew Green Energy Solutions Private Limited	India	73%	65%
13	ReNew Solar Energy (Jharkhand Three) Private Limited	ReNew Solar Power Private Limited	India	51%	51%
14	ReNew Solar Energy (Telangana) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
15	ReNew Surya Alok Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
16	ReNew Sunlight Energy Private Limited	ReNew Green Energy Solutions Private Limited	India	63%	63%
17	ReNew Surya Uday Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
18	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	ReNew Private Limited	India	100%	100%
19	ReNew Photovoltaics Private Limited (Formerly known as ReNew Saksham Urja Private Limited)%	ReNew Private Limited	India	100%	100%
20	ReNew E-Fuels Private Limited	ReNew Private Limited	India	100%	100%
21	ReNew Jal Urja Private Limited	ReNew Power Services Private Limited	India	100%	100%
22	ReNew Wind Energy (Welturi) Private Limited	ReNew Private Limited	India	100%	100%
23	ReNew Wind Energy (Devgarh) Private Limited	ReNew Private Limited	India	100%	100%
24	ReNew Wind Energy (Rajkot) Private Limited	ReNew Private Limited	India	100%	100%
25	ReNew Wind Energy Delhi Private Limited	ReNew Private Limited	India	100%	100%
26	ReNew Wind Energy (Shivpur) Private Limited	ReNew Private Limited	India	100%	100%
27	ReNew Wind Energy (Jadeswar) Private Limited	ReNew Private Limited	India	100%	100%
28	ReNew Wind Energy (Varekarwadi) Private Limited	ReNew Private Limited	India	100%	100%
29	ReNew Wind Energy (MP) Private Limited	ReNew Private Limited	India	100%	100%
30	ReNew Wind Energy (AP 3) Private Limited	ReNew Private Limited	India	100%	100%
31	ReNew Wind Energy (MP Two) Private Limited	ReNew Private Limited	India	100%	100%
32	ReNew Wind Energy (Rajasthan One) Private Limited	ReNew Private Limited	India	100%	100%
33	ReNew Wind Energy (Jamb) Private Limited^	ReNew Private Limited	India	100%	100%
34	ReNew Wind Energy (Orissa) Private Limited	ReNew Private Limited	India	100%	100%
35	ReNew Wind Energy (TN) Private Limited	ReNew Private Limited	India	100%	100%
36	ReNew Wind Energy (AP2) Private Limited	ReNew Private Limited	India	100%	100%
37	ReNew Wind Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
38	ReNew Wind Energy (Vaspet 5) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
39	ReNew Wind Energy (AP 4) Private Limited	ReNew Private Limited	India	100%	100%
40	ReNew Wind Energy (MP One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
41	ReNew Wind Energy (Karnataka Five) Private Limited	ReNew Private Limited	India	100%	100%
42	Narmada Wind Energy Private Limited	ReNew Private Limited	India	100%	100%
43	Abaha Wind Energy Developers Private Limited	ReNew Private Limited	India	100%	100%
44	Helios Infratech Private Limited	ReNew Private Limited	India	100%	100%
45	Shruti Power Projects Private Limited	ReNew Private Limited	India	100%	100%
46	Kanak ReNewables Limited	ReNew Private Limited	India	100%	100%
47	Ostro Raj Wind Private Limited	ReNew Solar Power Private Limited	India	100%	100%
48	Ostro Madhya Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
49	Ostro Anantapur Private Limited	Ostro Energy Private Limited	India	100%	100%
50	Bidwal Renewable Private Limited	ReNew Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2025	2026
51	Zemira ReNewable Energy Limited	ReNew Private Limited	India	100%	100%
52	Renew Vyan Shakti Private Limited	ReNew Private Limited	India	100%	100%
53	ReNew Pawan Urja Private Limited	ReNew Private Limited	India	100%	100%
54	ReNew Pawan Shakti Private Limited	ReNew Private Limited	India	100%	100%
55	ReNew Naveen Urja Private Limited	ReNew Private Limited	India	100%	100%
56	ReNew Samir Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
57	ReNew Samir Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
58	ReNew Solar Energy (Rajasthan) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
59	ReNew Solar Energy (TN) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
60	ReNew Solar Energy (Karnataka) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
61	ReNew Saur Urja Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
62	ReNew Clean Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
63	ReNew Solar Services Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
64	ReNew Agni Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
65	ReNew Saur Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
66	ReNew Solar Energy (Jharkhand One) Private Limited^	ReNew Solar Power Private Limited	India	100%	100%
67	ReNew Solar Energy (Jharkhand Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
68	ReNew Solar Energy (Karnataka Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
69	ReNew Wind Energy (Karnataka 3) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
70	ReNew Wind Energy (MP Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
71	ReNew Wind Energy (Maharashtra) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
72	ReNew Wind Energy (Karnataka 4) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
73	Bhumi Prakash Private Limited	ReNew Solar Power Private Limited	India	100%	100%
74	Tarun Kiran Bhoomi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
75	ReNew Wind Energy (AP Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
76	Symphony Vyapaar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
77	Lexicon Vanijya Private Limited	ReNew Solar Power Private Limited	India	100%	100%
78	Star Solar Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
79	Sungold Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
80	ReNew Wind Energy (Budh 3) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
81	ReNew Wind Energy (TN 2) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
82	Akhilagya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
83	Zorya Solar Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
84	Auxo Solar Energy Private Limited	ReNew Wind Energy (TN) Private Limited	India	100%	100%
85	Auxo Sunlight Private Limited	ReNew Solar Power Private Limited	India	100%	100%
86	Renew Sun Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
87	Renew Sun Bright Private Limited	ReNew Private Limited	India	100%	0%
88	RenServ Global Private Limited$	ReNew Private Limited	India	100%	100%
89	Renew Sun Power Private Limited	ReNew Solar Power Private Limited	India	100%	100%
90	Greenyana Sunstream Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
91	Renew Vyoman Energy Private limited	ReNew Private Limited	India	100%	100%
92	Renew Vyoman Power Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
93	Renew Surya Roshni Private limited	ReNew Solar Power Private Limited	India	100%	100%
94	ReNew Surya Aayan Private Limited	ReNew Solar Power Private Limited	India	100%	0%
95	ReNew Solar Vidhi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
96	ReNew Solar Stellar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
97	ReNew Solar Piyush Private Limited	ReNew Solar Power Private Limited	India	100%	100%
98	ReNew Surya Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
99	ReNew Sun Renewables Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
100	ReNew Sun Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
101	ReNew Ravi Tejas Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
102	ReNew Surya Ravi Private Limited	ReNew Solar Power Private Limited	India	100%	100%
103	ReNew Dinkar Jyoti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
104	ReNew Dinkar Urja Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
105	ReNew Bhanu Shakti Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
106	ReNew Ushma Energy Private Limited	ReNew Solar Power Private Limited	India	100%	100%
107	ReNew Surya Spark Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
108	ReNew Hans Urja Private Limited	ReNew Solar Power Private Limited	India	100%	100%
109	ReNew Solar (Shakti One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
110	ReNew Solar (Shakti Two) Private Limited	ReNew Vikram Shakti Private Limited	India	100%	100%
111	ReNew Solar (Shakti Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2025	2026
112	ReNew Solar (Shakti Four) Private Limited#	ReNew Private Limited	India	100%	0%
113	ReNew Solar (Shakti Five) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
114	ReNew Solar (Shakti Six) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
115	ReNew Solar (Shakti Seven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
116	ReNew Solar (Shakti Eight) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
117	ReNew Green (MHH One) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
118	ReNew Green (MHP One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
119	ReNew Green (TNJ One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
120	ReNew Green (GJS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
121	ReNew Green (GJS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
122	ReNew Green (MHK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
123	ReNew Sandur Green Energy Private Limited (formerly known as 'ReNew Green (KAK One) Private Limited')	ReNew Green Energy Solutions Private Limited	India	51%	51%
124	ReNew Green (GJS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
125	ReNew Green (GJ five) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
126	ReNew Green (GJ Six) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
127	ReNew Green (GJ seven) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
128	ReNew Green (MHK One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
129	ReNew Green (MHP Two) Private Limited	ReNew Private Limited	India	100%	100%
130	ReNew Green (TNJ Two) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
131	ReNew Green (MPR Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	55%	55%
132	ReNew Green (KAK Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
133	ReNew Green (KAK Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
134	ReNew Green (MHS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
135	ReNew Green (GJ Ten) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
136	ReNew Green (GJ Eleven) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
137	ReNew Green (GJ Twelve) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
138	ReNew Green (GJ Thirteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
139	ReNew Green (KAK Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
140	ReNew Green (MPR Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
141	ReNew Green (MPR Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
142	ReNew Green (TN Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
143	ReNew Green (TN Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
144	ReNew Green (CGS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
145	ReNew Nizamabad Power Private Limited#	ReNew Private Limited	India	100%	0%
146	ReNew Warangal Power Private Limited#	ReNew Private Limited	India	100%	0%
147	ReNew Narwana Power Private Limited#	ReNew Private Limited	India	100%	0%
148	Sunworld Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
149	Neemuch Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
150	Purvanchal Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
151	Rewanchal Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
152	ReNew Medak Power Private Limited#	ReNew Private Limited	India	100%	0%
153	ReNew Ranga Reddy Solar Power Private Limited#	ReNew Private Limited	India	100%	0%
154	ReNew Karimnagar Power Private Limited#	ReNew Private Limited	India	100%	0%
155	ReNew Solar Photovoltaic Private Limited (formerly known as 'ACME Photovoltaic Solar Private Limited')	ReNew Solar Power Private Limited	India	49%	49%
156	Renew Green Shakti Private Limited (formerly known as 'ACME Green Shakti Private Limited')	ReNew Solar Power Private Limited	India	100%	100%
157	ReNew Vikram Shakti Private Limited	ReNew Private Limited	India	100%	100%
158	ReNew Tapas Urja Private Limited	ReNew Private Limited	India	100%	100%
159	ReNew Green (GJ Nine) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
160	ReNew Green (CGS One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
161	ReNew Green (MPR One) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	69%
162	ReNew Vidyut Tej Private Limited	ReNew Private Limited	India	100%	100%
163	ReNew Vidyut Shakti Private Limited	ReNew Solar Power Private Limited	India	100%	100%
164	ReNew Power Synergy Private Limited	ReNew Private Limited	India	100%	100%
165	Koppal- Narendra Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	0%
166	ReNew Solar (Shakti Nine) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
167	ReNew Solar (Shakti Ten) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
168	ReNew Solar (Shakti Eleven) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
169	ReNew Solar (Shakti Twelve) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
170	ReNew Solar (Shakti Thirteen) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
171	IB Vogt Solar Seven Private Limited	ReNew Solar Power Private Limited	India	49%	49%
172	Corneight Parks Private Limited	ReNew Solar Power Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2025	2026
173	India ReNew Energy Limited	ReNew Energy Global Plc	Mauritius	100%	100%
174	ReNew Green (GJ Fourteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
175	ReNew Green (GJ Fifteen) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
176	ReNew Green (MHS Two) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
177	ReNew Green (MHS Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
178	ReNew Green (UP One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
179	ReNew Green (HPR One) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
180	ReNew Green (KAK Five) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
181	ReNew Green (MHP Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
182	Gadag II-A Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	51%
183	ReNew Power Services Private Limited$	ReNew Private Limited	India	100%	100%
184	Ostro Energy Private Limited	ReNew Power Services Private Limited	India	100%	100%
185	Ostro ReNewables Private Limited	Ostro Energy Private Limited	India	100%	100%
186	Ostro Urja Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
187	Ostro Mahawind Power Private Limited	Ostro Energy Private Limited	India	100%	100%
188	ReNew Wind Energy (MP Three) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
189	Renew Surya Vihaan Private Limited	ReNew Solar Power Private Limited	India	100%	100%
190	ReNew Tej Shakti Private Limited	ReNew Private Limited	India	100%	100%
191	ReNew Urja Shachar Private Limited	ReNew Solar Power Private Limited	India	100%	100%
192	ReNew Green (GJ Four) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
193	ReNew Green (GJ Eight) Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
194	Gadag Transmission Limited*	ReNew Transmission Ventures Private Limited	India	51%	0%
195	Renew Green (MHP Three) Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
196	Aalok Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
197	Abha Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
198	Shreyas Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
199	Heramba Renewables Limited	Ostro Energy Private Limited	India	100%	100%
200	ReNew Wind Energy (Rajasthan) Private Limited	ReNew Private Limited	India	100%	100%
201	Prathamesh Solarfarms Limited	Ostro Energy Private Limited	India	100%	100%
202	AVP Powerinfra Private Limited	Ostro Energy Private Limited	India	100%	100%
203	Badoni Power Private Limited	Ostro Energy Private Limited	India	100%	100%
204	ReNew Vayu Urja Private Limited	ReNew Private Limited	India	100%	100%
205	ReNew Wind Energy (Rajasthan Four) Private Limited	ReNew Solar Power Private Limited	India	100%	100%
206	Pugalur Renewable Private Limited	ReNew Private Limited	India	100%	100%
207	ReNew Wind Energy (Rajasthan 2) Private Limited^	ReNew Private Limited	India	100%	100%
208	ReNew Wind Energy (Sipla) Private Limited	ReNew Private Limited	India	100%	100%
209	Molagavalli Renewable Private Limited	ReNew Private Limited	India	100%	100%
210	Regent Climate Connect Knowledge Solutions Private Limited	ReNew Private Limited	India	100%	0%
211	ReNew Surya Jyoti Private Limited	ReNew Green Energy Solutions Private Limited	India	100%	100%
212	ReNew Surya Pratap Private Limited	ReNew Surya Vihaan Private Limited	India	100%	100%
213	ReNew Vayu Energy Private Limited	ReNew Private Limited	India	100%	100%
214	Ostro Rann Wind Private Limited	ReNew Solar Power Private Limited	India	100%	100%
215	Ostro Bhesada Wind Private Limited^	Ostro Energy Private Limited	India	100%	100%
216	Ostro Dhar Wind Private Limited	ReNew Solar Power Private Limited	India	100%	100%
217	Ostro Alpha Wind Private Limited	ReNew Green Energy Solutions Private Limited	India	74%	74%
218	Ostro AP Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
219	Ostro Andhra Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
220	Ostro Kannada Power Private Limited	Ostro Energy Private Limited	India	100%	100%
221	Ostro Dakshin Power Private Limited	Ostro Energy Private Limited	India	100%	100%
222	Ostro Jaisalmer Private Limited	Ostro Energy Private Limited	India	100%	100%
223	Ostro Kutch Wind Private Limited	Ostro Energy Private Limited	India	100%	100%
224	Renew Akshay Urja Limited	Renew Solar Power Private Limited	India	100%	100%
225	ReNew Surya Ojas Private Limited	Renew Solar Power Private Limited	India	51%	51%
226	ReNew Solar Energy (Jharkhand Four) Private limited	Renew Solar Power Private Limited	India	100%	100%
227	Rajat ReNewables Limited	ReNew Private Limited	India	100%	100%
228	ReNew Wind Energy (Rajasthan 3) Private Limited	ReNew Private Limited	India	100%	100%
229	ReNew Surya Kiran Private Limited	ReNew Green Energy Solutions Private Limited	India	69%	69%
230	ReNew Mega Solar Power Private Limited	Renew Solar Power Private Limited	India	100%	100%
231	ReNew Green Projects Pte Ltd	ReNew Energy Global Plc	Singapore	100%	100%
232	ReNew Energy Global Americas Inc	ReNew Private Limited	India	100%	100%
233	ReNew Hydro Power Private Limited	ReNew Private Limited	India	100%	100%

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

			Country of	As at March 31,
S.No	Name of companies	Immediate holding company	incorporation	2025	2026
234	Renew E-Fuels Greennh3 Private Limited	ReNew E-Fuels Private Limited	India	100%	100%
235	Global Renserv Energy LLC	RenServ Global Private Limited	United Arab Emirates	100%	100%
236	Renew Hydro Storage Private Limited	ReNew Private Limited	India	0%	100%
237	ReNew Treasury IFSC Private Limited	ReNew Private Limited	India	0%	100%
238	Global RenServ ME	RenServ Global Private Limited	Saudi Arabia	0%	100%
239	3E NV (refer Note 52)	ReNew Power International Limited	Belgium	78%	75%
240	3E France SARL (refer Note 52)	3E NV	France	78%	75%
241	3E Renewable Energy Software and Services Iberica S.L.U. (refer Note 52)	3E NV	Spain	78%	75%
242	3E Renewable Energy Services (Pty) Ltd. (refer Note 52)	3E NV	South Africa	78%	75%
243	3E Renewable Energy Software and Services Pvt Ltd (refer Note 52)	3E NV	India	78%	75%
244	3E USA Inc. (refer Note 52)	3E NV	United States of America	78%	75%
245	LivLiner BV (refer Note 52)	3E NV	Belgium	78%	75%

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

% This Company is engaged in solar modules and related products manufacturing activity.

# These companies merged with Renew Private Limited w.e.f. April, 01 2025

(b)
Interests in joint operations, joint ventures and associates*

			Country of	As at March 31,
S.No	Name of companies	Investor company	incorporation	2025	2026
1	VG DTL Transmissions Projects Private Limited	ReNew Wind Energy (AP2) Private Limited	India	50%	50%
2	Fluence India ReNew JV Private Limited	ReNew Private Limited	India	50%	50%
3	GH4 India Private Limited	ReNew Private Limited	India	33%	33%
4	Climate Connect Digital Limited (refer Note 36(ii)(b))	ReNew Power International Limited	United Kingdom	25%	25%

* Also refer Note 51.

(c)
Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests (excluding those having put option to be settled in cash) that are material to the Group primarily relates to RPL wherein Canada Pension Plan Investment Board holds an economic interest by virtue of its shareholding of 3.11% amounting to INR 4,625 as at March 31, 2026 (March 31, 2025: 3.11% amounting to INR 4,144) (refer (i) below).

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

The table below shows summarised consolidated financial information of RPL:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(i)
Consolidated statement of financial position

	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current assets	841,678	919,049	9,795
Current assets	113,857	155,327	1,655
Non-current liabilities	610,762	591,906	6,308
Current liabilities	196,895	319,938	3,410
Non-controlling interests (not considered individually material)	14,473	13,924	148
Equity attributable to equity holders of the parent	133,405	148,608	1,584

Attributable to:
Equity holders of the parent	129,261	143,983	1,535
Non-controlling interests	4,144	4,625	49

(ii)
Consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Revenue	97,063	132,196	1,409
Other income	12,135	18,356	196
Expenses	102,623	137,874	1,469
Profit for the year	6,575	12,678	135
Other comprehensive loss for the year, net of tax	(22)	1,610	17
Total comprehensive income for the year, net of tax	6,553	14,288	152

Profit for the year attributable to:
Non-controlling interests (pertains to subsidiaries not considered individually material to the Group)	408	(237)	(3)
Equity holders of the parent	6,167	12,915	138
	6,575	12,678	135
Attributable to:
Equity holders of the parent	5,798	12,141	129
Non-controlling interests	369	774	8

Total comprehensive income attributable to:
Non-controlling interests (pertains to subsidiaries not considered individually material to the Group)	378	(237)	(3)
Equity holders of the parent	6,175	14,525	155
	6,553	14,288	152
Attributable to:
Equity holders of the parent	5,743	13,655	146
Non-controlling interests (including liability for put options with non-controlling interests)	432	870	9

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(iii)
Consolidated statement of cash flows

	For the year ended March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Net cash generated from operating activities	68,949	82,034	874
Net cash used in investing activities	(74,327)	(118,554)	(1,263)
Net cash generated from financing activities	19,679	17,986	192
Net increase / (decrease) in cash and cash equivalents	14,301	(18,534)	(198)

------------------------------------This space has been left blank intentionally----------------------------------------

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
Entities owned or significantly influenced by key management personnel or their relatives

ReNew Foundation

ii)
Entities under joint control (refer Note 51)

Fluence India ReNew JV Private Limited

iii)
Terms and conditions of transactions with related parties

Outstanding balances at the year-end are unsecured and interest free (other than interest carrying loan balances) and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended March 31, 2026, 2025 and 2024, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken on a forward-looking basis at each reporting period end through examining the historical information and financial position of the related party that is adjusted to reflect current conditions of market in which the related party operates.

iv)
Remuneration to Key Management Personnel and their relatives

	For the year ended March 31,
Remuneration to Key Management Personnel	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Short-term benefits	626	905	403	4
Share based payments*	1,753	1,576	1,210	13
Post-employment benefits	1	6	0	0
	2,380	2,487	1,613	17
Sitting fee and commission to non-executive directors**	83	76	49	1

*During the year ended March 31, 2026, the Company granted 6,511,399 stock options to key management personnel under the 2021 Incentive Award Plan, 2025 ESOP Plan and ESPP Plan (March 31, 2025: 4,266,892 options; March 31, 2024: 12,287,354 options) (refer Note 39)

Key Management Personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

**Additionally the Group has granted 135,372 stock options to non executive directors under the 2021 Incentive Award Plan (March 31, 2025: 164,622 options; March 31, 2024: 167,430 options).

	For the year ended March 31,
Other related party	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Remuneration to relatives of KMP#*	66	284	89	1

#relative of the Director and Chief Executive Officer of the Company

* including share based payments amounting to INR 27 (March 31, 2025 INR 229; 2024: INR Nil) & ESPP amounting to INR 11 ((March 31, 2025 INR Nil; 2024: INR Nil)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

v)
Details of transactions and balances with entities under joint control

	Fluence India ReNew JV Private Limited
Transactions during the year ended March 31,	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Purchase of capital goods	2,060	71	66	1

	Fluence India ReNew JV Private Limited
Balance as at March 31,	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Capital creditors	247	168	—	—

vi)
Transactions with other related parties

	ReNew Foundation
Transactions during the year ended March 31,	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Contribution for activities related to corporate social responsibility	33	74	16	0

	KMP and their relatives
Transactions during the year ended March 31,	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Put options exercised during the year (refer Note 20)	1,000	—	—	—

	KMP and their relatives
Transactions during the year ended March 31,	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Retention bonus given	570	495	—	—

a)
Put option with non controlling interest

During the year ended March 31, 2022, the Company had granted an option to the CEO, to purchase his entire shareholding in RPL, which was held directly or indirectly by him. As per the terms of option, the Company is required to purchase for cash the said shares in RPL at a 30 days volume weighted average price of the Company's share with conversion ratio of 1:0.8289 subject to a maximum of USD 12 per annum. The outstanding liability on this account as at March 31, 2026 is INR 5,644 (March 31, 2025: INR 6,358). During the year ended March 31, 2026, Nil options (March 31, 2025: Nil options; March 31, 2024: 2,116,955) were exercised.

------------------------------------This space has been left blank intentionally----------------------------------------

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

43.
Segment information

The CEO of the Company takes decisions in respect of allocation of resources and assesses the performance basis the reports / information provided by functional heads and is thus considered to be the Chief Operating Decision Maker (CODM). The Group discloses segment information in a manner consistent with internal reporting to the CEO. The Group has identified segments based on type of business operations

Till the year ended 31 March 2025, the Group reported Operating Segments, viz. wind power, solar power, hydro power, transmission line and manufacturing of power equipment. The Group has revised its structure of its internal organisation during the year ended March 31, 2026 and consolidated the reporting of wind, solar and hydro power operations into a single unit 'Generation and sale of renewable power'. Also, during the year ended March 31, 2026 , following the disposal of two of its transmission line projects, the CODM no longer reviews performances of its transmission line operations separately. The transmission line projects also do not meet the quantitative thresholds prescribed under IFRS 8. The segment information presented below is after considering the aforementioned changes and reflects the current internal reporting to the CODM.

The reportable segments of Group under IFRS 8 - Operating segments, are (a) Generation and sale of renewable power; b) Manufacturing of power equipment's which predominantly relates to manufacturing of solar panels and modules. No operating segments have been aggregated to form the above reportable operating segments. The non-reportable segments pertain to (a) transmission line projects, which primarily involves construction and operation of power transmission lines, (b) software solutions mainly around optimisation , analytics, engineering and technical services for renewable energy assets and (c) other services rendered by the Group.

The Group uses segment Earnings before interest, tax, depreciation and amortisation (Segment EBITDA), a non-IFRS measure, to measure segment profitability and makes decision related to resource allocation and performance evaluation. The Group measures Segment EBITDA as the revenue generated from the respective segment plus other income pertaining to the respective segment and is reduced by Raw materials and consumables used, employee benefit and other expenses, excluding depreciation and amortisation charges and finance costs, directly related to the individual segments. All material operations of the Group are in one geography,viz.,India. Consequently, all material revenues are generated from India and all material non-current assets are also located in India

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the year ended March 31, 2024(4)					For the year ended March 31, 2025(4)					For the year ended March 31, 2026
Particulars	Generation and sale of renewable power	Manufacturing of power equipment's	Total before Adjustments and eliminations	Adjustments and eliminations(3)(5)	Total after Adjustments and eliminations	Generation and sale of renewable power	Manufacturing of power equipment's	Total before Adjustments and eliminations	Adjustments and eliminations(3)(5)	Total after Adjustments and eliminations	Generation and sale of renewable power	Manufacturing of power equipment's	Total before Adjustments and eliminations	Adjustments and eliminations(3)(5)	Amount after Adjustments and eliminations	Total after Adjustments and eliminations
	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(INR)	(USD)
Revenue (external customer) (1)	76,624	—	76,624	—	76,624	81,606	13,194	94,800	—	94,800	88,196	40,846	129,042	—	129,042	1,375
Inter-segment revenue(5)	—	15,286	15,286	(15,286)	—	—	24,142	24,142	(24,142)	—	—	20,360	20,360	(20,360)	—	—
Revenue	76,624	15,286	91,910	(15,286)	76,624	81,606	37,336	118,942	(24,142)	94,800	88,196	61,206	149,402	(20,360)	129,042	1,375
						—		—		—	—		—		—
Other income	9,972	—	9,972	—	9,972	7,901	59	7,960	—	7,960	10,896	1,773	12,669	(659)	12,010	128
Total income (a)	86,596	15,286	101,882	(15,286)	86,596	89,507	37,395	126,902	(24,142)	102,760	99,092	62,979	162,071	(21,019)	141,052	1,503
						—		—		—			—		—
Less: Raw materials and consumables used and changes in inventories of finished goods	-	14,289	14,289	(14,289)	-	-	30,015	30,015	(22,024)	7,991	-	40,583	40,583	(19,458)	21,125	225
Less: Employee benefit expense	2,536	347	2,883	(347)	2,536	3,064	750	3,814	(416)	3,398	3,247	2,088	5,335	(292)	5,043	54
Less: Other expenses	13,921	650	14,571	(650)	13,921	11,368	2,427	13,795	(1,702)	12,093	14,295	5,012	19,307	(1,269)	18,038	192
Total expenses (b)	16,457	15,286	31,743	(15,286)	16,457	14,432	33,192	47,624	(24,142)	23,482	17,542	47,683	65,225	(21,019)	44,206	471
Segment EBITDA (a) - (b)	70,139	-	70,139	-	70,139	75,075	4,203	79,278	—	79,278	81,550	15,296	96,846	-	96,846	1,032

Add: Revenue from non-reportable segments(1)					4,695					2,263					3,154	34
Less: Raw materials and consumables for non-reportable segments					(3,844)					(602)					(380)	(4)
Less: Employee benefit and other expenses for non-reportable segments					-					(128)					(941)	(10)
Less: Other expenses for non-reportable segments					(134)					(82)					(1,124)	(12)
Add: Other un-allocable income(2)					4,689					3,452					6,245	67
Less: Un-allocable employee benefit expenses(2)					(1,931)					(1,090)					(602)	(6)
Less: Un-allocable other expenses(2)					(779)					(608)					(893)	(10)
Less: Depreciation, amortisation and impairment expenses					(17,583)					(20,670)					(26,738)	(285)
Add / (less): Change in fair value of warrants					551					595					184	2
Less: Finance costs and fair value change in derivative instruments					(47,506)					(52,352)					(61,754)	(658)
Profit / (loss) before tax					8,297					10,056					13,997	149
Less: Share in (loss) / profit of jointly controlled entities					(155)					(22)					(377)	(4)
Less: Income tax expense					(3,995)					(5,443)					(3,235)	(34)
Profit / (loss) for the year					4,147					4,591					10,385	111

The revenue from one major customer for the year ended March 31, 2026 amounts to INR 26,257 (March 31, 2025: one customer amounting INR 18,108; March 31, 2024: INR 23,343) which contributes more than 10% of the total revenue (Generation and sale of renewable power segment) of the Group.

Notes:

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(1)
Revenue as per the consolidated statement of profit or loss is the sum of revenue from external customers of reportable and non-reportable segments.
(2)
Unallocable income and expenses are not allocated to individual segments as those are managed at an overall Group level.
(3)
Adjustment and eliminations represent cost of manufacturing solar panels and modules which have been capitalised in the 'Generation and sale of renewable power' segment.
(4)
The segment information for the years ended March 31, 2025 and 2024 has also been revised in line with the Group’s current internal reporting.
(5)
Inter-segment revenues are recorded at cost excluding depreciation.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

44.
Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the Group:

	As at March 31, 2025		As at March 31, 2026		As at March 31, 2026
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets

Measured at amortised cost
Security deposits	754	754	1,007	1,007	11	11
Bank deposits with remaining maturity for more than twelve months	2,433	2,433	3,792	3,792	40	40
Trade receivables	24,268	24,268	24,094	24,094	257	257
Cash and cash equivalents	40,419	40,419	22,845	22,845	243	243
Bank balances other than cash and cash equivalents	40,099	40,099	46,706	46,706	498	498
Advances recoverable	634	634	713	713	8	8
Interest accrued on fixed deposits	900	900	1,059	1,059	11	11
Interest accrued on loans to related parties	15	15	—	—	—	—
Government grant receivable	288	288	679	679	7	7
Deferred consideration receivable	385	385	351	351	4	4
Loans to related parties	284	284	—	—	—	—
Loans to other body corporates	—	—	250	250	3	3
Interest accrued on loans to other body corporate	—	—	15	15	0	0
Insurance claim receivable	448	448	1,051	1,051	11	11
Interest accrued on receivables	—	—	1,013	1,013	11	11
Other current financial assets	107	107	474	474	5	5

Measured at fair value
Investments	1,342	1,342	8,685	8,685	93	93

Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	7,398	7,398	15,575	15,575	166	166

Financial liabilities
Measured at amortised cost
Interest-bearing loans and borrowings - long term	642,691	631,249	710,908	682,928	7,578	7,278
Interest accrued	5,405	5,405	5,046	5,046	54	54
Capital creditors	32,545	32,545	44,176	44,176	471	471
Purchase consideration payable	44	44	4	4	0	0
Liability for operation and maintenance	1,323	1,323	1,323	1,323	14	14
Interest-bearing loans and borrowings - short term	80,327	80,327	56,859	56,859	606	606
Trade payables	8,173	8,173	17,820	17,820	190	190

Financial liabilities at fair value
Liability for put options with non-controlling interests	6,371	6,371	5,644	5,644	60	60
Derivative instruments - share warrants	190	190	14	14	0	0

Financial liabilities designated as fair value through profit or loss
Liability for put options	—	—	9,047	9,047	96	96

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	857	857	103	103	1	1

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)
Fair values of the Group’s non convertible debentures, term loans from banks, term loans from financial institutions, listed senior secured notes, and the liability component of compulsory convertible debentures (CCD), redeemable non cumulative preference shares (RNCPS) and optionally convertible debentures (OCD) (including their current maturities)—are determined using the Discounted Cash Flow (DCF) method. The cash flows are discounted using a rate (the prevailing market interest rate) that reflects the issuer’s borrowing rate as at the end of the reporting period. These fair value measurements are classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs, including the Company’s own credit risk. The Company assessed its own non performance risk as at 31 March 2026 and 31 March 2025 to be insignificant.
ii)
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
iii)
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

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the years ended March 31, 2026 and 2025. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the year.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:

		As at March 31, 2025		As at March 31, 2026		As at March 31, 2026
Particulars	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
		(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	7,398	7,398	15,575	15,575	166	166

Financial assets at fair value
Investments	Level 2	1,342	1,342	8,685	8,685	93	93

Financial liabilities designated as fair value through profit or loss
Liability for put options	Level 3	-	-	9,047	9,047	96	96

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	6,371	6,371	5,644	5,644	60	60
Derivative instruments
- public share warrants	Level 1	156	156	13	13	0	0
- private share warrants	Level 2	34	34	1	1	0	0

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	857	857	103	103	1	1

Set out below are the fair value hierarchy, valuation techniques and inputs used as at March 31, 2026 and 2025:

Particulars	Level	Valuation technique	Inputs used
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

Financial assets at fair value
Investments	Level 2	Market value techniques	Market value of investments

Financial liabilities designated as fair value through profit or loss
Liability for put options	Level 3	Income approach	Market discounted rate

Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	Market value techniques	Volume Weight Average Price of the Company shares over 30 trading days

Derivative instruments
- public share warrants	Level 1	Market value techniques	Market value of warrants
- private share warrants	Level 2	Black Scholes method	Interest rates to discount future cash flows, share price and public share warrant price

Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows

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

The sensitivity analysis in the following sections relate to the position as at March 31, 2026 and 2025. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of hedge designations in place as at March 31, 2026 and 2025.

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

	For the year ended March 31,
	2024		2025		2026
	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax	Increase / decrease in basis points	Effect on profit/ (loss) before tax
INR	+ / (-) 50	(-) / + 1,402	+ / (-) 50	(-) / + 1,750	+ / (-) 50	(-) / + 1,982

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The company is exposed to foreign currency risk arising from imports of goods and foreign currency loans. The company hedges its exposure to fluctuations on the translation into INR of its buyer's / supplier's credit and foreign currency loans by using foreign currency swaps and forward contracts. The company has followed a conservative approach for hedging the foreign currency risk so as to not use complex forex derivatives. The company also monitors that the hedges do not exceed the underlying foreign currency exposure. The company does not undertake any speculative transaction.

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

The maximum credit exposure to credit risk for the components of the statement of financial position at March 31, 2026 and 2025 is the carrying amount of all the financial assets as mentioned in liquidity table below:

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

As at March 31, 2026	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	15,397	947	659	8,299	25,303
Expected credit loss	126	162	43	878	1,209

As at March 31, 2025	Trade receivables (days past due)
	0 - 6 months*	6 -12 months	12 -18 months	> 18 months	Total
Gross carrying amount	16,093	898	849	8,575	26,415
Expected credit loss	306	196	147	1,498	2,147

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

The Group has determined that an increase / (decrease) of 5% in the market value of warrants would have an impact of INR 1 (March 31, 2025: INR 9; March 31, 2024: INR 38) increase / (decrease) on the profit or loss for the year ended March 31, 2026 of the Group.

Put options

Non-controlling shareholders of RPL have an option to offload their shareholding to the Company at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value basis volume weight average price of the Company shares over 30 trading days. The changes to the put option liability are accounted for in equity. The Group is exposed to price risk considering the liability in the hands of the Company is impacted through the market price of shares of the Company.

The Group has determined that an (decrease) / increase of 5% in the volume weight average price of the Company shares would have an impact of INR 282 increase / (decrease) on the total equity of the Group for the year ended March 31, 2026 (March 31, 2025: INR 303; March 31, 2024: INR 296).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The table below summarises the maturity profile of financial liabilities of the Group based on contractual undiscounted payments:

As at March 31, 2026	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	17,270	3,069	20,339
Compulsorily convertible debentures*	—	—	—	—	15,776	15,776
Optionally convertible debentures*	—	—	—	—	2,497	2,497
Term loan from banks*	—	—	—	165,070	35,894	200,964
Loans from financial institutions*	—	—	—	127,391	129,711	257,102
Others*	—	—	—	294	—	294
Senior secured notes*	—	—	—	116,515	37,860	154,375
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	24,606	9,367	—	—	33,973
Working capital term loan	—	7,089	—	—	—	7,089
Buyer's / Supplier's credit	—	7,124	6,184	—	—	13,308
Term loan from banks and financial institutions (secured)	—	1,400	1,088	—	—	2,488
Other financial liabilities
Lease liabilities	—	230	860	4,189	32,775	38,054
Current maturities of long term interest-bearing loans and borrowings*	—	35,432	193,476	—	—	228,908
Interest accrued	—	899	4,147	—	—	5,046
Capital creditors	—	44,176	—	—	—	44,176
Purchase consideration payable	—	4	—	—	—	4
Liability for put options	—	—	—	—	16,110	16,110
Trade payables
Trade payables	—	17,820	—	—	—	17,820

As at March 31, 2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	> 5 years	Total
Borrowings
Non convertible debentures (secured)*	—	—	—	50,009	8,363	58,372
Compulsorily convertible debentures*	—	—	—	15,601	40,368	55,969
Optionally convertible debentures*	—	—	—	785	7,012	7,797
Term loan from banks*	—	—	—	153,906	29,600	183,506
Loans from financial institutions*	—	—	—	162,887	149,627	312,514
Senior secured notes*	—	—	—	161,692	—	161,692
Short term interest-bearing loans and borrowings
Acceptances (secured)	—	41,652	13,836	—	—	55,488
Working capital term loan	—	12,030	6,640	—	—	18,670
Buyer's / Supplier's credit	—	4,726	1,443	—	—	6,169
Other financial liabilities
Lease liabilities	—	176	771	3,353	25,143	29,443
Current maturities of long term interest-bearing loans and borrowings*	—	28,337	81,757	-	-	110,094
Interest accrued	—	944	4,461	—	—	5,405
Capital creditors	—	32,545	—	—	—	32,545
Purchase consideration payable	—	44	—	—	—	44
Trade payables
Trade payables	—	8,173	—	—	—	8,173

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

There are no unremediated breaches of the covenants on any interest bearing loans and borrowings as at March 31, 2026 and 2025.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2026, 2025 and 2024.

48.
Commitments, liabilities and contingencies (to the extent not provided for)
(i)
Contingent liabilities

Description	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Contingent liabilities on account of liquidated damages for delay in project commissioning for which no material liability is expected. Further, the management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects.	484	484	5
Contingent liabilities on account of transmission penalties for inability to execute or delays in execution of projects	1,289	1,289	14
Income tax disallowances / demands under litigation#	257	252	3
Others^	2,983	3,872	41

# The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

^includes: (a) Disputes related to land; (b) Water tax on Electricity Generation Act, 2012; (c) Periphery charges (March 31, 2026: INR 1,241 March 31, 2025: INR 1,114); (d) Compensation for short-supply; and (e) Forecasting, Scheduling, Deviation Settlement Mechanism (DSM Regulations, 2018) (f) Countervailing duty & Anti-Dumping duty etc.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(ii)
Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

As at March 31, 2026, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 64,661 (March 31, 2025: INR 56,528).

Guarantees

The Group has obtained various guarantees from financial institutions as part of the bidding process for the development of renewable energy projects. In addition, the Group has issued irrevocable performance bank guarantees to secure its obligations relating to the construction of renewable power plants and associated transmission infrastructure, as required under the respective Power Purchase Agreements (PPAs). The Group has also issued Debt Service Reserve Account (DSRA), bid security, and other guarantees in the ordinary course of business. The aggregate outstanding amount of such guarantees was INR 44,815 as of March 31, 2026 (March 31, 2025: INR 48,017).

The terms of the PPAs provide for the delivery of a minimum quantum of electricity at fixed prices.

49.
Legal matters
(a)
Dispute with Southern Power Distribution Company of Andhra Pradesh Limited

Certain subsidiary companies (AP entities) have entered into long-term PPAs having a cumulative capacity of 777 MWs with Southern Power Distribution Company of Andhra Pradesh Limited i.e. the distribution company of Andhra Pradesh (APDISCOM). These PPAs require the APDISCOMs to pay a fixed rate per unit of electricity procured during the 25-year term. With regard to aforementioned PPAs, certain litigations as described below are currently underway:

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

In another matter addressing a similar issue, the Hon’ble Appellate Tribunal for Electricity, vide its judgment dated December 19, 2024 ordered the AP DISCOMs not to reduce the PPA price for the GBI benefit accruing to the power generators and to refund the amounts deducted along with an interest of 12% per annum. Pursuant thereto, the AP DISCOMs filed Civil Appeal No. 4495 of 2025 before the Supreme Court. The Group has filed Impleadment Application to include all AP Entities before the Supreme Court, with the objective that, AP entities get similar relief before the Supreme Court. which was accepted by the Supreme Court. Vide order dated March 25, 2026, Supreme Court directed that GBI is to be disbursed to generating Companies over and above tariff. Applications filed for intervention/ impleadment were also allowed. Consequently, the Civil Appeal before Supreme Court was dismissed and the APTEL judgment directing refund of deducted GBI amounts to the Appellant stood affirmed.

As at March 31, 2026, the cumulative amount recoverable related to GBI deductions from the APDISCOM included in trade receivables amounts to INR 5,719 (March 31, 2025: INR 5,237) which has been substantially realised in July 2026. The Group continues to engage with the APDISCOM for determination and recovery of interest on the same.

2. The Government of Andhra Pradesh (GoAP) issued an order (GO) dated July 1, 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated July 11, 2019 and July 12, 2019 to the AP entities, requesting for revision of tariffs as agreed in the PPAs. The AP entities filed a writ petition before the AP High Court challenging the GO and the same was finally disposed by the division bench of the AP High Court in favour of the Group. APDISCOMs have challenged the order before the Hon’ble Supreme Court of India which is pending final adjudication. Following the orders of the High Court, the APDISCOMs have released payments to the Group but has made certain deductions which includes withholding payments for excess power supplied beyond 23.5% of Capacity Utilisation Factor (’CUF’). Accordingly, the Group has filed recovery petitions before APERC seeking payment of full tariff for power supplied beyond 23.5% of CUF. Since the matter is yet to be heard by APERC, Group have filed a writ petition before the Hon’ble AP High Court, which is pending adjudication, seeking interim protection against deductions from monthly invoices on account of generation beyond 23.5% CUF

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

and release of future payments beyond 23.5% CUF in line with past APTEL decisions as an interim measure. As at March 31, 2026, the cumulative amount recoverable from the APDISCOM in relation to this matter included in trade receivables amounts to INR 4,650 (March 31, 2025: INR 3,627).

In view of the practice followed by customers in other states and legal analysis of the case, management believes that it has strong merits in the case and these amounts are fully recoverable.

(b)
Dispute with Karnataka Electricity Regulatory Commission ('KERC')

ReNew Wind Energy (Karnataka) Private Limited and ReNew Wind Energy (AP) Private Limited, subsidiaries of the Group, set up projects to supply electricity for captive use by their shareholders. The KERC, through a circular dated September 18, 2018, directed the Karnataka Electricity Supply Companies ('KESCOMs') and Karnataka Power Transmission Corporation Limited to monitor the status of group captive generators/ consumers to ensure that they have acquired the status of group captive generators/ consumers and to verify the compliance of their consumption of electricity with the Electricity Rules, 2005, and to levy cross subsidy surcharge ('CSS') and electricity tax differential on captive users drawing power from captive generating plants in case of any violation. Pursuant to and basis the September 18, 2018 circular, Electricity Supply Companies ('ESCOMs') issued demand letters to the captive users of the Company’s subsidiaries, seeking recovery of cross subsidy surcharge and differential of applicable electricity tax due to failure of compliance with the Electricity Rules, 2005. The Group filed writ petitions before the Hon’ble Karnataka High Court (“Karnataka HC”) challenging the circular and the demand letters and against the ESCOMs (“Karnataka Writs”) and separate petitions before the KERC for quashing the demand letters (“Karnataka Petitions”).

The Karnataka High Court, in its interim orders dated July 18, 2019, and September 18, 2020, ordered the KESCOMs to refrain from taking any precipitative action against captive users. Thereafter, the KERC disposed of the Karnataka petitions based on the principles laid down by the Appellate Tribunal For Electricity ('APTEL') in its judgment dated June 7, 2021, in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others. KERC in case of ReNew Wind Energy (Karnataka) Private Limited declared that the plant has maintained its compliance as a captive generating plant for Financial year (“FY”) 2017-18 and in case of ReNew Wind Energy (AP) Private Limited declared the plant as a captive generating plant for all the FYs except for FY13-14 and15-16.

On October 9, 2023, the Supreme Court vide its judgment in Civil Appeal Nos. 8527-8529 of 2009 in the matter of M/s Dakshin Gujarat Vij Company Limited, upholding the test of proportionality on a Special Purpose Vehicle (SPV), which was otherwise exempted, and reversing the judgment in the case of Tamil Nadu Power Producers Association vs. Tamil Nadu Electricity Regulatory Commission and others.

In December 2023, the KESCOMs challenged the KERC order before the APTEL, which is pending final adjudication. The Group had filed a writ petition before the Karnataka High Court challenging the levy of cross-subsidy surcharge, on the grounds that the levy was intended to be a temporary provision and was to be progressively reduced in subsequent years. The Company contends that, since no such surcharge was levied during FY 2009–2012, its reintroduction is inconsistent with the intent of the Electricity Act, 2003. The Writ Petition was disposed of with a directive to the Karnataka Electricity Regulatory Commission (KERC) to formulate regulations within six months to ensure the phased reduction of surcharges and cross-subsidies. An appeal had been preferred by the subsidiary of the Company, asserting that such reduction is a statutory mandate under the Electricity Act, 2003, which envisages a continuous decline in cross-subsidies. The appeal further highlights those reductions were effectively implemented between FY 2009 - 2012 and argues that the subsequent increase in the surcharge is contrary to the Act and legally unsustainable. The Group's appeal has been dismissed vide order dated December 5, 2025 consequent to which the Group filed a SLP before the Supreme Court which was dismissed on April 27, 2026. Neither a demand has been received till date nor does the Group expect any material demand in future, hence such dismissal has no direct financial impact on the Group.

The Group is assessing the regulation issued by KERC on February 17, 2026 to determine filing of an appropriate petition before the appropriate authorities.

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

Fair Value hedges

The Company has designated an interest rate swap as a fair value hedge to manage exposure to changes in interest rates on its fixed rate term loan carrying an interest rate of 8.05%. Under the swap arrangement, the fixed rate exposure has been economically converted into a floating rate exposure linked to the 3 month Treasury Bill plus 2.47%.

The hedge relationship is accounted for in accordance with IFRS 9. Changes in the fair value of the interest rate swap and the corresponding changes in the fair value of the hedged loan attributable to the hedged risk are recognised in profit or loss, with the fair value adjustment applied to the carrying amount of the related borrowings.

Cash flow hedges

Hedge has been taken against exposure to foreign currency risk and variable interest outflow on External commercial borrowings, Foreign Letter of Credits and highly probable forecast transactions. Terms of the derivative contracts and their respective impact on OCI and statement of profit or loss is as below:-

Loan

Pay fixed INR and receive USD/JPY and pay fixed interest at 6.33% to 10.21% p.a., and receive a fixed interest in USD/JPY at 2.88% - 7.00% p.a. on the notional amount and variable interest in USD / JPY at 3 months SOFR plus 2% p.a. and TONA plus 1.4%.

Senior secured notes (included in long term interest-bearing loans and borrowings)

Pay fixed INR and receive USD and pay fixed interest in INR at 4.71% to 10.25% p.a. and receive a fixed interest in USD at 4.50% to 7.15% on the notional amount.

The cash flow hedges through Cross Currency Swap (CCS) of USD 1,328 (March 31, 2025: USD 1,892), CCS of JPY 31,924 (March 31, 2025: JPY 11,845) CCS of EURO Nil (March 31, 2025: EUR Nil), Coupon Only Swap (COS) of USD 500 (March 31, 2025: USD 851), Principal Only Swap (POS) of USD Nil (March 31, 2025: USD 311) and Call Spread of USD 400 (March 31, 2025: USD 450), call spread of CNH 712 (March 31, 2025: 202) foreign currency call options of USD 225 (March 31, 2025: USD Nil) and foreign currency forwards of USD 659 (March 31, 2025: USD 167), EUR Nil (March 31, 2025: EUR 2) and CNH 55 (March 31,2025: CNH 2,512) outstanding at the year ended March 31, 2026 were assessed to be highly effective and a mark to market (loss)/gain of INR 1,668 (March 31, 2025: INR 287, March 31, 2024: INR (378)) with a deferred tax liability/(Asset) of INR 283 (March 31, 2025: INR 91, March 31, 2024: INR (82)) is included in OCI.

- All of the cash flow hedges were fully effective during the years ended March 31, 2026, 2025 and 2024.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

- All of the underlying foreign currency and floating interest rate exposure is fully hedged with cash flow hedges as at March 31, 2026 and 2025.

The expiry dates of cash flow hedge deals range between 02 April 2026 to 18 January 2033.

Foreign currency and interest rate risk

Forward contracts, swaps, call option and call spreads measured at FVTOCI are designated as hedging instruments in cash flow hedges of interest and principal payments in USD, CNH and JPY.

	March 31, 2025		March 31, 2026
	Assets	Liabilities	Assets	Liabilities
	(INR)	(INR)	(INR)	(INR)
Derivative contracts designated as hedging instruments - Non-current	3,309	217	5,851	89
Derivative contracts designated as hedging instruments - Current	4,089	830	9,724	28

Hedge reserve movement

a)
Cash flow hedge reserve

	For the year ended March 31,
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Opening balance (after non-controlling interest)	1,679	32	(30)	(0)
Gain / (loss) recognised on cash flow hedges	(2,715)	3,015	18,463	197
(Gain) / loss reclassified to profit or loss (under head finance costs)	406	(2,370)	(15,539)	(166)
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	(11)	(12)	—	—
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	(75)	(718)	(971)	(10)
Income tax relating on cash flow hedges*	594	(12)	(373)	(4)
Closing balance	(122)	(65)	1,550	17
Less: Non-controlling interest movement	154	35	(67)	(1)
Closing balance (after non-controlling interest)	32	(30)	1,483	16

b)
Cost of hedge reserve on cash flow hedges

Opening balance (after non-controlling interest)	(2,297)	(1,899)	(560)	(6)
Effective portion of changes in fair value	(3,346)	(2,160)	(2,549)	(27)
Amount reclassified to profit or loss (under head "Finance costs and fair value change in derivative instruments")	2,435	1,421	1,129	12
Loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	1,177	2,624	1,484	16
(Gain) / loss reclassified to profit or loss on unwinding of derivative contract	400	0	187	2
Income tax relating to cost of hedge reserve*	(243)	(458)	(91)	(1)
Closing balance	(1,874)	(472)	(400)	(4)
Less: Non-controlling interest movement	(25)	(88)	—	—
Closing balance (after non-controlling interest)	(1,899)	(560)	(400)	(4)

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

c)
Total Hedge reserve movement (a+b)

Opening balance (after non-controlling interest)	(618)	(1,867)	(590)	(6)
OCI for the year	(2,205)	(93)	1,227	13
(Gain) / loss reclassified to non-financial assets or liabilities as basis adjustment (under head property, plant and equipment)	827	1,422	513	5
Attributable to non-controlling interests	129	(53)	(67)	(1)
Closing balance (after non-controlling interest)	(1,867)	(590)	1,083	12

*includes amount recognised directly in equity

51.
Joint arrangements and associates
(a)
Joint ventures

i) 3E NV along with its subsidiaries are engaged in Software Solutions business of (i) asset optimization and analytics of renewable energy assets including energy storage, covering the asset’s entire life cycle, and (ii) the supply of various expert services for engineering, technical and strategic decision support in the area of renewable energy.

During the year ended March 31, 2025, the Group had decided to sell its investments in 3E NV and accordingly classified the same as Assets held for sale as at March 31, 2025. Since the sale did not materialise, the Group has restated its financial information for March 31, 2025 to reflect its investment in 3E NV of INR 3,869 (including goodwill of INR 3,518), as a jointly controlled entity instead of "Assets held for sale". The Group's share of loss for the year ended March 31, 2025 in 3E NV was not material and hence, the Group has accounted for its share of loss from April 1, 2024 to June 30, 2025, in 3E NV aggregating to INR 370 in the statement of profit and loss for March 31, 2026. There are no other material information related to 3E NV.

The Group obtained the rights to control 3E NV on July 1, 2025 and has started consolidating its affairs, as a controlled entity from that date (refer note 52 for further details).

ii) The Group on August 5, 2022 entered into a joint venture agreement with Fluence Energy Singapore Pte. Ltd., to jointly establish a lithium ion Battery Energy Storage System (BESS) integration business in India including the sale, distribution and marketing of the technology and servicing the projects. The agreement prescribes the committed funding amount of USD 10 (INR 824), which shall be split evenly between the parties. Accordingly, the Group has contributed USD 5 (INR 412) to the entity, Fluence India ReNew JV Private Limited (Fluence). Based on the terms contained in agreement this transaction has been classified as joint venture. The Group’s interest in the JV entity is accounted for using the equity method in these consolidated financial statements. During the year ended March 31, 2026, the Group recognised a loss of INR 6 in the consolidated statement of profit or loss as its share in the post-acquisition losses of Fluence (March 31, 2025: loss of INR 27; March 31, 2024: Loss of INR Nil). Accordingly, the carrying value of investment in Fluence as at March 31, 2026 is INR 374 (March 31, 2025: INR 380). On April 7, 2026, the Group entered into a Share Purchase Agreement (SPA) with Fluence Energy Singapore Pte. Ltd. (the “Seller”) to acquire the remaining 50% equity interest in Fluence India Renew JV Private Limited. Pursuant to the completion of this transaction, the Group will hold 100% ownership interest in Fluence India Renew JV Private Limited, which has consequently become a wholly owned subsidiary of the Group.

(b)
Associates

The Group through its subsidiary 'ReNew Power International Limited' has 25% interest in Climate Connect Digital, which is in the business of providing data-driven decarbonization solutions. The country of incorporation and principal place of business of the associate is in United Kingdom. The interest in the aforementioned associate is not material to the Group.

(c)
Joint Operations

The Group has 50% interest in a joint arrangement called VG DTL Transmissions Private Limited which was set up together with KP Energy Limited to develop evacuation facility for the SECI III project in the state of Gujarat. The country of incorporation and principal place of business of the joint operation is in India. The interest in joint operation is not material to the Group.

52.
Business combination

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

The Group had, in earlier years, progressively acquired 78% equity interest in 3E NV for a consideration equal to INR 3,915 (Including loan conversion INR 224); however, pursuant the terms of shareholder agreement, it did not have the ability to exercise control over 3E NV. As per the terms of the shareholder agreement, effective July 01, 2025, pursuant to expiry of special rights given to the other shareholder, the Group obtained contractual rights to appoint majority directors on the board of 3E NV and direct its relevant activities, thereby providing it the power to exercise control over 3E NV from that date onward. These rights were acquired without any additional acquisition of equity stake or payment of any additional consideration.

The management believes that the acquisition of 3E NV (part of software solution segment included under non reportable segment) helps the Group establish its digital and technology capabilities in the renewable energy sector by adding 3E NV's SaaS-based asset optimization, analytics and energy storage solutions.

Below is the list of entities acquired as part of the acquisition of 3E NV-

- 3E NV (Holding company)

- 3E France SARL (Wholly owned subsidiary of 3E NV)

- 3E Renewable Energy Software and Services Iberica S.L.U. (Wholly owned subsidiary of 3E NV)

- 3E Renewable Energy Services (Pty) Ltd. (Wholly owned subsidiary of 3E NV)

- 3E Renewable Energy Software and Services Pvt Ltd (Wholly owned subsidiary of 3E NV)

- 3E USA Inc. (Wholly owned subsidiary of 3E NV)

- LivLiner BV (Wholly owned subsidiary of 3E NV)

The fair value of the equity interest held in 3E NV by the Group on July 01, 2025 was determined to be Euro 62 million (equivalent INR 6,211) using a discounted cash flow method, a level-3 valuation technique, and the same is deemed to be the purchase consideration for this acquisition. The determination of fair value of the business of 3E NV involved significant assumptions around revenue growth rate and discount rate. The Group used board approved budgets for next five years (upto March 2030) and has projected an annual revenue growth of 16.80% to 25% and thereafter a terminal growth rate of 2.2%. The Group applied a post-tax discount rate of 10.6% computed based on the weighted average cost of capital. The Group has recognised a gain of INR 1,955 representing the excess of fair value of the investments in 3E NV over the carrying value of investments on the date of acquisition of control and the same is included under the head "other income".

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

Particulars	(INR)
Acquisition date	July 01, 2025
Non-current assets
Property plant and equipment	82
Intangible assets (including customer relationship)#	1,594
Right of use assets	187
Tax assets (net)	2
Current assets
Inventories	1
Trade receivables	573
Cash and cash equivalents	107
Bank balances other than cash and cash equivalent	7
Others financial assets	29
Contract assets and others	155

2,737

Particulars	(INR)
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	473
Lease liabilities	165
Provisions	10
Deferred tax liabilities (net)	144
Other non-financial liabilities	139
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	326
Lease liabilities	28
Trade payables	421
Provisions	10
Other financial liabilities	32
Tax liabilities (net)	1
Other non-financial liabilities	208

1,957

Total identifiable net assets at fair value	780

Non-controlling interest in the acquired entity	100
Purchase consideration	6,211

Goodwill on acquisition	5,531

#The customer relationship of INR 1,005 was computed by applying the Multi period excess earnings method (MPEEM), by isolating the cash flows specifically attributable to these relationships after deducting contributory asset charges for all other supporting assets. The Group estimated cash flows for 10 years and applied a customer churn rate of 10% based on industry benchmark and a discount rate of 10.90%.

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

Goodwill recognised represents the future economic value of the acquired assembled workforce and expected benefits from digital and technology capabilities in the renewable energy sector. None of the goodwill recognised is expected to be deductible for income tax purposes.

From the date of acquisition till the financial year end date, the acquired entities have contributed in revenue and loss / profit before tax as follows:

Particulars	(INR)

Revenue	1,662
Loss before tax	(325)

If the combination had taken place at the beginning of the year, the 3E NV's contribution in Group's revenue and loss before tax for the year would have been:

Particulars	(INR)

Revenue	2,212
Loss before tax	(499)

Purchase consideration - cash flows

Particulars	(INR)

Cash consideration paid*	—
Less: cash balances acquired	(107)

Cash acquired on acquisition of control in jointly controlled entities	107

*The Group had paid cash of INR 3,915 in earlier years.

The Group elected to recognise the non-controlling interests acquired as part of business combination at its proportionate share of the acquired net identifiable assets.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right of use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the lease relative to market terms.

The acquisition date fair value equates the carrying amount of trade receivables and it is expected that the full contractual amounts can be collected. The contingent liabilities were immaterial.

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

During the year ended March 31, 2026, the Group sold both the BOOM projects to third parties (refer note 36 for further details).

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

ReNew Energy Global Plc

Notes to the consolidated financial statements

(INR and USD amounts in millions, except share and par value data)

(c)
The movement of contract assets relating to transmission line project during the year ended March 31, 2026 and 2025 are summarised below:

	As at March 31,
	2025	2026	2026
	(INR)	(INR)	(USD)
Balance at the beginning of the year	1,716	2,832	30
Recognition of contract assets pursuant to recognition of construction revenue*	933	623	7
Unwinding of contract assets calculated at the rate of 4.72% p.a. (March 31, 2025: INR 4.89%)	183	154	2
Balance at the end of the year	2,832	3,609	38

Non-current	2,724	3,393	36
Current	108	216	2

* includes profit of INR 24 (March 31, 2025: INR 36; March 31, 2024: INR 161).

Additionally, the Group acquired contract assets of INR 140 on acquisition of 3E NV and the closing balance relating to the same is INR 206. Since the movement is not material, the same is not disclosed separately.

54.
Subsequent events

The Group has evaluated subsequent events through July 28, 2026, which is the date when the consolidated financial statements were authorised for issuance. There are no other events which would require any material adjustments or disclosures in these consolidated financial statements.